As filed with the Securities and Exchange Commission on October 13, 2009
Registration No. 333-161842

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NCI BUILDING SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3448	76-0127701
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Todd R. Moore
Executive Vice President, General Counsel and Secretary
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Mark Gordon David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	James H.M. Sprayregen Paul M. Basta Christopher J. Marcus Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Approximate date of commencement of proposed sale to the public:  September 10, 2009

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus/disclosure statement may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus/disclosure statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO AMENDMENT, DATED OCTOBER 13, 2009

PRELIMINARY PROSPECTUS/DISCLOSURE STATEMENT

Offer to Exchange Cash and Shares of Common Stock for 2.125% Convertible Senior Subordinated Notes due 2024 (CUSIP No. 628852AG0)	Disclosure Statement for Solicitation of Acceptances of Prepackaged Plan of Reorganization

THIS EXCHANGE OFFER AND THE SOLICITATION PERIOD FOR THE PREPACKAGED PLAN WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 19, 2009, UNLESS EXTENDED OR EARLIER TERMINATED BY US. AS OF THE DATE OF THIS PROSPECTUS/DISCLOSURE STATEMENT, WE HAVE NO INTENTION OF EXTENDING SUCH DATE.

NCI Building Systems, Inc. is proposing a financial restructuring to address an immediate need for liquidity in light of a potentially imminent default under, and acceleration of, our existing credit facility, which may occur as early as November 6, 2009 (which may, in turn, also lead to a default under, and acceleration of, our other indebtedness, including the $180.0 million in principal amount of 2.125% Convertible Senior Subordinated Notes due 2024, which we refer to as the convertible notes), and the high likelihood that we will be required to repurchase the convertible notes on November 15, 2009, the first scheduled mandatory repurchase date under the convertible notes indenture. We are proposing to effect the financial restructuring through one of the following two approaches:

•	an out-of-court financial restructuring, which we refer to as the recapitalization plan, consisting of:

•	this exchange offer to acquire any and all of the convertible notes for cash and shares of our common stock, par value $0.01 per share, in accordance with the terms and subject to the conditions set forth in this prospectus/disclosure statement and in the related letter of transmittal;

•	a $250.0 million investment, which we refer to as the CD&R investment, by Clayton, Dubilier & Rice Fund VIII, L.P., which we refer to as the CD&R Fund, a fund managed by Clayton, Dubilier & Rice, Inc., which we refer to as CD&R, a leading private equity investment firm, involving a private placement to the CD&R Fund of a newly created series of our preferred stock, par value $1.00 per share, to be designated as the Series B Cumulative Convertible Participating Preferred Stock, which we refer to as the Series B convertible preferred stock;

•	the refinancing of our existing credit facility, which we refer to as the term loan refinancing, under which we and the lenders under our existing credit agreement will enter into an amendment to our existing credit agreement, providing for, among other things, the repayment of approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding under our existing credit facility and a modification of the terms and maturity of the $150.0 million balance; and

•	the ABL financing, pursuant to which we will enter into an agreement for a $125.0 million asset-based loan facility;

—OR, IN THE ALTERNATIVE—
(if conditions to completion of the recapitalization plan are not satisfied or waived)

•	an in-court financial restructuring, through which we would seek to accomplish the results contemplated by the recapitalization plan through the effectiveness of a prepackaged plan of reorganization, which we refer to as the prepackaged plan, acceptances for which we are soliciting in compliance with chapter 11 of title 11 of the United States Code, which we refer to as the Bankruptcy Code, pursuant to this prospectus/disclosure statement.

We refer to the financial restructuring, whether accomplished through the recapitalization plan or the prepackaged plan, as the restructuring. For a description of this exchange offer and the procedures for tendering convertible notes, see “The Exchange Offer.” For a description of the prepackaged plan and the procedures for submitting ballots, see “The Prepackaged Plan.”

We have entered into lock-up and voting agreements, each of which we refer to as a lock-up agreement and which collectively we refer to as the lock-up agreements, with the holders of convertible notes and holders of obligations under our existing credit agreement, pursuant to which such holders have agreed, in accordance with the terms of the applicable lock-up agreement, (1) to the extent that they hold convertible notes, to tender their convertible notes in this exchange offer; (2) to the extent that they hold obligations under our existing credit agreement, to support the term loan refinancing by accepting their portion of the repayment contemplated thereby and by executing an amendment to our existing credit agreement substantially in the form attached as Annex J after giving effect to the matters set forth in Annex K; and (3) to vote all of their convertible notes and obligations under our existing credit facility in favor of the prepackaged plan, among other things. Including the holders that are subject to a lock-up agreement, we have commitments from holders of convertible notes holding more than 79% of the aggregate principal amount of the outstanding convertible notes, and commitments or confirmation of intent from lenders under our existing credit agreement holding more than two thirds of the outstanding principal amount of the obligations under existing credit agreement, to support the restructuring and vote their convertible notes and/or obligations in favor of the prepackaged plan.

Holders of convertible notes will receive $500 in cash and 390 shares of common stock for each $1,000 principal amount of convertible notes and related accrued interest that we accept in the exchange offer. In the alternative, under the prepackaged plan, holders of convertible notes will receive the same consideration for each $1,000 principal amount of convertible notes and related accrued interest. The closing of this exchange offer is conditioned upon, among other things, at least 95% of the aggregate principal amount of outstanding convertible notes being validly tendered and not withdrawn, which we refer to as the minimum tender condition, the receipt of proceeds from the CD&R investment (which is itself subject to several conditions, including the consummation of the term loan refinancing and the ABL financing and the expiration or termination of any waiting period required to consummate the CD&R investment under the Austrian Cartel Act of 2005, which we refer to as the Austrian Act) and the effectiveness of the registration statement of which this prospectus/disclosure statement forms a part. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

The shares of common stock to be issued pursuant to this exchange offer, or in the alternative, pursuant to the prepackaged plan, have been authorized to be listed on the New York Stock Exchange, which we refer to as the NYSE, subject to official notice of issuance. Our common stock is traded on the NYSE under the symbol “NCS.” We will not receive any proceeds from this exchange offer. See “Source and Use of Proceeds.”

We urge you to carefully read the “Risk Factors” section beginning on page 28 before you make any decision regarding this exchange offer or the prepackaged plan.

NONE OF THIS EXCHANGE OFFER, THE PREPACKAGED PLAN NOR THE SHARES OF COMMON STOCK OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY BANKRUPTCY COURT, NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION OR ANY BANKRUPTCY COURT PASSED UPON THE ACCURACY, COMPLETENESS OR ADEQUACY OF THIS PROSPECTUS/DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.
The Dealer-Manager for the Exchange Offer is:

Greenhill & Co., LLC
October 13, 2009

i

NONE OF NCI BUILDING SYSTEMS, INC., THE CD&R FUND, CD&R, GREENHILL & CO., LLC (THE DEALER-MANAGER), MORROW & CO., LLC (THE INFORMATION AGENT), COMPUTERSHARE TRUST COMPANY, N.A. (THE EXCHANGE AGENT), FINANCIAL BALLOTING GROUP LLC (THE VOTING AGENT) OR ANY OF THEIR RESPECTIVE AFFILIATES IS MAKING ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR CONVERTIBLE NOTES IN THE EXCHANGE OFFER OR VOTE TO ACCEPT OR REJECT THE PREPACKAGED PLAN. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER CONVERTIBLE NOTES IN THE EXCHANGE OFFER AND WHETHER TO VOTE TO ACCEPT OR REJECT THE PREPACKAGED PLAN.

This prospectus/disclosure statement incorporates important business and financial information about us from documents that we have filed with the SEC but have not been included in, or delivered with, this prospectus/disclosure statement. For a listing of the documents that we have incorporated by reference into this prospectus/disclosure statement, see “Incorporation of Certain Documents by Reference.” This information is available without charge upon written or oral request to NCI Building Systems, Inc., 10943 North Sam Houston Parkway West, Houston, Texas 77064, Attn: Investor Relations Department, or made by telephone at (281) 897-7788. To obtain timely delivery, holders of convertible notes must request the information no later than the fifth business day prior to the expiration date of the exchange offer.

We have not authorized any person to provide any information or to make any representation in connection with the exchange offer or the prepackaged plan other than the information contained or incorporated by reference in this prospectus/disclosure statement or the accompanying letter of transmittal or ballot, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by us.

The Company is not aware of any jurisdiction in which the making of the exchange offer or the tender of convertible notes in connection therewith would not be in compliance with the laws of such jurisdiction. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus/disclosure statement are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer and solicitation presented in this document does not extend to you. In those jurisdictions where the securities, blue sky or other laws require this exchange offer, or the solicitation of acceptances to the prepackaged plan, to be made by a licensed broker or dealer and the dealer-manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, this exchange offer, or the solicitation of acceptances to the prepackaged plan, shall be deemed to be made by the dealer-manager or such affiliate (as the case may be) on our behalf in such jurisdictions. The exchange offer and solicitation of acceptances of the prepackaged plan are being made on the basis of this prospectus/disclosure statement and the accompanying letter of transmittal or ballot and are subject to the terms and conditions described herein. Any decision to participate in the exchange offer or to vote on the prepackaged plan must be based on the information contained in this prospectus/disclosure statement, the accompanying letter of transmittal or the ballot, or specifically incorporated by reference herein. In making an investment decision, prospective investors must rely on their own examination of us and the terms of the restructuring and the new securities, including the merits and risks involved. Prospective investors should not construe anything in this prospectus/disclosure statement as legal, business or tax advice. Each prospective investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the exchange offer or to vote on the prepackaged plan under applicable legal investment or similar laws or regulations.

Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in this exchange offer or in the solicitation for acceptances to the prepackaged plan, or in which it possesses or distributes this prospectus/disclosure statement, and must obtain any consent, approval or permission required by it for participation in this exchange offer or in the solicitation for acceptances to the prepackaged plan, under the laws and regulations in force in any jurisdiction to which it is subject, and none of us, the dealer-manager, the information agent, the exchange agent, the voting agent, CD&R, the CD&R Fund or any of our or their respective representatives shall have any responsibility therefor.

Neither CD&R nor the CD&R Fund is making this exchange offer or soliciting votes for the prepackaged plan, and none of CD&R, the CD&R Fund, any of their respective affiliates or any of their, or their respective affiliates’ representatives is responsible for the accuracy of any information in this prospectus/disclosure statement.

The information contained in this prospectus/disclosure statement is as of the date of this prospectus/disclosure statement only and is subject to change or amendment without notice. Neither the delivery of this prospectus/disclosure statement, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus/disclosure statement or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

This prospectus/disclosure statement contains summaries believed to be accurate and materially complete with respect to certain documents, but reference is made to the actual documents for complete information. Copies of documents referred to herein will be made available to prospective investors upon request to the information agent or the voting agent.

In this prospectus/disclosure statement and in the documents incorporated by reference herein, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we and the dealer-manager have not independently verified the accuracy and completeness of this information and the estimated information and statistics contained in such publications or publicly available information are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.”

All references to “NCI” refer to NCI Building Systems, Inc. only and all references to “we,” “our,” “ours,” “us,” the “Company” and similar terms are to NCI Building Systems, Inc., and its subsidiaries, unless the context otherwise requires.

v

QUESTIONS AND ANSWERS ABOUT THE RESTRUCTURING

The following are some questions and answers regarding the restructuring, including the recapitalization plan (which includes this exchange offer) and the prepackaged plan. It does not contain all of the information that may be important to you. You should carefully read this prospectus/disclosure statement, including the information incorporated by reference into this prospectus/disclosure statement, to understand fully the terms of the restructuring, the recapitalization plan (which includes this exchange offer) and the prepackaged plan, as well as the other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” beginning on page 28 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 52.

General

Q:	What is the purpose of the restructuring?

A:	The purpose of the restructuring is to address the Company’s immediate need for liquidity in light of a potentially imminent default under, and acceleration of, our existing credit facility, which may occur as early as November 6, 2009 (which may, in turn, also lead to a default under, and acceleration of, our other indebtedness, including the convertible notes indenture), and the high likelihood that we will be required to repurchase the convertible notes on November 15, 2009, the first scheduled mandatory repurchase date under the convertible notes indenture.

The restructuring consists of four related transactions:

• the CD&R investment, which involves the sale and issuance to the CD&R Fund of 250,000 shares of Series B convertible preferred stock for $250.0 million;

• the retirement of the convertible notes;

• the term loan refinancing, which involves the refinancing of our existing credit facility under which we will repay approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding under our existing credit facility and enter into an amendment to our existing credit agreement providing for a modification of the terms and maturity of the $150.0 million balance; and

• the ABL financing, which involves our entry into a $125.0 million asset-based loan facility.

Each of the transactions comprising the restructuring may be accomplished through either the out-of-court recapitalization plan or, in the alternative, the in-court prepackaged plan. If the restructuring is being accomplished through the recapitalization plan, the retirement of the convertible notes tendered in the exchange offer would be accomplished through this exchange offer and the refinancing of our existing credit facility would be accomplished through an amendment to our existing credit agreement. In the alternative, if the restructuring is being accomplished through the prepackaged plan, the retirement of the convertible notes as well as the refinancing of our existing credit facility would be accomplished through the effectiveness of the prepackaged plan. See “The Restructuring.”

The closing of the exchange offer is conditioned on the satisfaction or, with the consent of the CD&R Fund, waiver of the minimum tender condition, which requires that at least 95% of the aggregate principal amount of outstanding convertible notes are validly tendered and not withdrawn in this exchange offer. If the restructuring is accomplished through the recapitalization plan, we intend, but are not required, to retire any remaining convertible notes outstanding after the consummation of this exchange offer by exercising our redemption right under the convertible notes indenture on or after November 20, 2009; if we do not so exercise our redemption right, such remaining convertible notes will otherwise be retired pursuant to the terms of the convertible notes indenture.

For a more detailed description of this exchange offer, see “The Exchange Offer.”

Q:	What is the recapitalization plan?

A:	The recapitalization plan is one method to accomplish the restructuring. Under the recapitalization plan:

• the CD&R investment would be effected through a private placement transaction;

• the retirement of the convertible notes tendered in this exchange offer would be effected through this exchange offer, pursuant to which the Company is offering to acquire any and all of its outstanding convertible notes in exchange for cash and shares of common stock;

• the term loan refinancing would be effected through an amendment to our existing credit agreement by us and the lenders under our existing credit agreement; and

• the ABL financing would be effected through our entry into the ABL agreement.

If the restructuring is accomplished through the recapitalization plan, we intend, but are not required, to retire any remaining convertible notes outstanding after the consummation of this exchange offer by exercising our redemption right under the convertible notes indenture on or after November 20, 2009; if we do not so exercise our redemption right, such remaining convertible notes will otherwise be retired pursuant to the terms of the convertible notes indenture.

See “The Restructuring” and “The Exchange Offer.”

Q:	What is the prepackaged plan?

A:	The prepackaged plan is an alternative to the recapitalization plan for accomplishing the restructuring. In the event that the conditions to the recapitalization plan are not satisfied or, with the prior consent of the CD&R Fund, waived (including, for example, the minimum tender condition) but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired class of claims, as an alternative to the recapitalization plan, we may elect and, under the terms of the investment agreement, we may be required, to seek confirmation of the prepackaged plan in a chapter 11 proceeding. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Commencement of a Reorganization Case in Connection with the Prepackaged Plan Covenant.”

Under the prepackaged plan, holders of convertible notes and the lenders under our existing credit agreement (as well as the holders of all other claims and interests) would receive the same treatment with respect to their claims (and interests) as they would receive in the recapitalization plan, the CD&R Fund would receive the same 250,000 shares of Series B convertible preferred stock contemplated by the CD&R investment and the Company would enter into the ABL agreement. Existing holders of our common stock would continue to hold such common stock.

See “The Prepackaged Plan.”

Q:	In what circumstances will we file the prepackaged plan instead of close the exchange offer?

A:	We will file the prepackaged plan instead of close the exchange offer if: (1) we are unable to complete the recapitalization plan because the minimum tender condition is not satisfied or waived (which minimum tender condition requires that at least 95% of the aggregate principal amount of outstanding convertible notes are validly tendered and not withdrawn), or because less than all of the lenders under our existing credit facility consent to entering into the amended credit agreement, but (2) holders of convertible notes or obligations under our credit agreement holding, in either case, at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in the applicable class who actually cast ballots vote to accept the prepackaged plan. In such circumstances, we will seek to accomplish the restructuring, on the same economic terms as the recapitalization plan, by way of the prepackaged plan. See “Questions and Answers About the Restructuring—What is the Prepackaged Plan?” and “Summary—The Prepackaged Plan.”

For the prepackaged plan to be confirmed by the bankruptcy court without invoking the “cram-down” provisions of the Bankruptcy Code, each class of claims or interests that is impaired must vote to accept the prepackaged plan. An impaired class of claims is deemed to accept a plan of reorganization if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast ballots vote to accept the prepackaged plan.

Pursuant to the lock-up agreements, each holder of convertible notes and obligations under our credit agreement that executed a lock-up agreement has irrevocably agreed, in accordance with the terms of the applicable lock-up agreement, to vote all of its convertible notes and obligations under our existing credit facility in favor of the prepackaged plan. Such holders who are parties to the lock-up agreements represent more than 79% of the aggregate principal amount of the outstanding convertible notes. We have entered into lock-up agreements with the holders of convertible notes and holders of obligations under our existing credit agreement, pursuant to which such holders have agreed, in accordance with the terms of the applicable lock-up agreement, (1) to the extent that they hold convertible notes, to tender their convertible notes in this exchange offer; (2) to the extent that they hold obligations under our existing credit agreement, to support the term loan refinancing by accepting their portion of the repayment contemplated thereby and by executing an amendment to our existing credit agreement substantially in the form attached as Annex J after giving effect to the matters set forth in Annex K; and (3) to vote all of their convertible notes and obligations under our existing credit facility in favor of the prepackaged plan, among other things. Including the holders that are subject to a lock-up agreement, we have commitments from holders of convertible notes holding more than 79% of the aggregate principal amount of the outstanding convertible notes, and commitments or confirmation of intent from lenders under our existing credit agreement holding more than two-thirds (2/3) of the outstanding principal amount of the obligations under existing credit agreement, to support the restructuring and vote their convertible notes and/or obligations in favor of the prepackaged plan. See “The Restructuring—The Lock-Up Agreements.” If such holders also represent more than one-half (1/2) of the number of the claims in the applicable class who actually cast ballots (which cannot be determined until all ballots have been cast), then we will have received sufficient votes from the convertible noteholders to approve the prepackaged plan with respect to the impaired class of convertible notes claims.

The confirmation and effectiveness of the prepackaged plan are subject to certain conditions that may not be satisfied and are different from those under the recapitalization plan (including the exchange offer). We cannot assure you that all requirements for confirmation and effectiveness of the prepackaged plan will be satisfied or that the bankruptcy court will conclude that the requirements for confirmation and effectiveness of the prepackaged plan have been satisfied. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan” and “The Prepackaged Plan—Conditions to Effective Date of the Prepackaged Plan.”

The effective date of the prepackaged plan will not occur until the conditions set forth below have been satisfied or waived: (1) the confirmation order has been entered and no stay of such order is in effect; (2) the receipt of proceeds from the CD&R investment; (3) the consummation of the term loan refinancing; and (4) the consummation of the ABL financing. See “The Prepackaged Plan—Conditions to the Effective Date of the Prepackaged Plan.”

Q:	What are the expected results of the restructuring, either accomplished through the recapitalization plan or the prepackaged plan?

A:	The restructuring, if successful, will increase the Company’s capital and liquidity levels and reduce the amount of our outstanding debt. Specifically, upon the completion of the restructuring, we expect our indebtedness to be reduced from approximately $473.7 million as of August 2, 2009 to approximately $150.4 million at the closing of the restructuring, consisting of $150.0 million in principal amount of term loans under the amended credit agreement and $0.4 million of our industrial revenue bond. See “Capitalization” and “Source and Use of Proceeds.”

The ABL financing contemplated by the restructuring will provide us with up to $125.0 million in liquidity, subject to availability under a borrowing base, for working capital purposes and future expansion. Based on its discussions with prospective lenders under the ABL agreement, the Company expects that because of borrowing base constraints, initial availability under the ABL agreement will be substantially less than the $125.0 million commitment, and may be as low as $45.0 million. We have been in discussions with prospective lenders regarding the terms of the ABL agreement to give effect to the ABL financing and the Company has finalized with such prospective lenders the form of ABL agreement attached hereto as Annex Q and confirmed participation from such prospective lenders for the full availability under such facility. While the form of ABL agreement attached hereto as Annex Q has been agreed to in principle with such prospective lenders, and the Company has been informed that the prospective lenders have indicated their willingness to enter into the form of ABL agreement attached hereto as Annex Q in connection with the consummation of the CD&R investment, no loan commitment letter from any such prospective lender has been received by the Company.

Assuming we are able to complete the restructuring, we expect that, for the foreseeable future, cash generated from operations, together with the proceeds of the ABL financing, will be sufficient to allow us to fund our operations, to increase working capital as necessary to support our strategy and to fund planned capital expenditures and expansions (including approximately $5 million expected for the remainder of fiscal 2009).

Q:	What are the lock-up agreements?

A:	We have entered into lock-up agreements with the holders of convertible notes and holders of obligations under our existing credit agreement, pursuant to which such holders have agreed, in accordance with the terms of the applicable lock-up agreement, (1) to the extent that they hold convertible notes, to tender their convertible notes in this exchange offer; (2) to the extent that they hold obligations under our existing credit agreement, to support the term loan refinancing by accepting their portion of the repayment contemplated thereby and by executing an amendment to our existing credit agreement substantially in the form attached as Annex J after giving effect to the matters set forth in Annex K; and (3) to vote all of their convertible notes and obligations under our existing credit facility in favor of the prepackaged plan, among other things. Including the holders that are subject to a lock-up agreement, we have commitments from holders of convertible notes holding more than 79% of the aggregate principal amount of the outstanding convertible notes, and commitments or confirmation of intent from lenders under our existing credit agreement holding more than two-thirds (2/3) of the outstanding principal amount of the obligations under existing credit agreement, to support the restructuring and vote their convertible notes and/or obligations in favor of the prepackaged plan. See “The Restructuring—The Lock-Up Agreements.”

Q:	Why is it important that I tender my convertible notes and vote to accept the prepackaged plan?

A:	If we do not complete the restructuring either through the recapitalization plan or the prepackaged plan, because the conditions to the recapitalization plan and the prepackaged plan have not been satisfied or waived or otherwise, we will face an immediate liquidity crisis. If we do not complete the restructuring, we do not expect, and we cannot assure you, that we will have, or have access to, sufficient liquidity (1) to meet our debt repayment/repurchase obligations, including any potential acceleration of our existing credit facility, which may occur as early as November 6, 2009 (which may, in turn, also lead to a default under, and acceleration of, our other indebtedness, including the convertible notes indentures) and (2) to meet our obligation to repurchase the convertible notes at the option of the holders thereof on November 15, 2009, the next scheduled repurchase date.

Due to our non-compliance as of August 2, 2009 with the required leverage, senior leverage and interest coverage ratios in our existing credit agreement, our outstanding indebtedness of approximately $293.3 million thereunder may be declared immediately due and payable as early as November 6, 2009, the date the current waiver from the lenders under our existing credit agreement expires. In the event that we do not repay such borrowings upon acceleration, the lenders under our existing credit agreement could exercise their remedies as secured creditors with respect to the collateral securing such borrowings. A failure to pay or refinance such borrowings will also result in a default under the convertible notes indenture, which convertible notes could also then be declared immediately due and payable, and under our swap agreement, which could then be terminated by the counterparty thereto. If all such indebtedness, which totaled approximately $473.7 million as of August 2, 2009 and such amounts payable pursuant to the termination of the swap agreement were to become due and payable on November 6, 2009, it would result in a material adverse effect on our financial condition, operations and debt service capabilities. As of August 2, 2009, excluding restricted cash, we had a current cash balance of approximately $105.4 million to address our liquidity needs. For a description of our non-compliance with the financial ratio covenants under our existing credit agreement, see our quarterly report on Form 10-Q for the quarter ended August 2, 2009, our current reports on Form 8-K filed on May 21, 2009, July 15, 2009 and August 27, 2009 and “Incorporation of Certain Documents by Reference.”

In the event that we experience a liquidity crisis as described above, it could likely result in our filing for bankruptcy protection pursuant to the Bankruptcy Code on terms other than as contemplated by the prepackaged plan. If we commence such a bankruptcy filing, holders of convertible notes may receive consideration that is substantially less than what is being offered under the restructuring. See “Risk Factors—Risk Relating to NOT Accepting the Exchange Offer or Rejecting the Prepackaged Plan” for more information on the possible consequences if the restructuring is not successfully completed.

Both this exchange offer and the prepackaged plan are subject to certain conditions. In particular, this exchange offer is subject to the satisfaction of the minimum tender condition that at least 95% of the aggregate principal amount of the outstanding convertible notes must have been validly tendered and not withdrawn in this exchange offer, and confirmation and effectiveness of the prepackaged plan requires the receipt of acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes.

Accordingly, it is important that you tender your convertible notes for exchange in this exchange offer and vote to accept the prepackaged plan to avoid the adverse consequences described above.

This Exchange Offer

Q:	Who is making this exchange offer?

A:	NCI Building Systems, Inc. (the issuer of the convertible notes) is making this exchange offer.

Q:	What amount of convertible notes are you seeking in this exchange offer?

A:	We are seeking to acquire any and all outstanding convertible notes.

Q:	What will I receive in this exchange offer if I tender my convertible notes and they are accepted?

A:	For each $1,000 principal amount of convertible notes that you tender and not withdraw in this exchange offer and that we accept, you will, upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and the letter of transmittal, receive $500 in cash and 390 shares of common stock. The cash payment and the shares of common stock to be issued pursuant to this exchange offer will be in full satisfaction of the principal amount of, and any accrued but unpaid interest through the consummation of this exchange offer on, the convertible notes so tendered and accepted.

Assuming that all Series B convertible preferred stock were converted to common stock and an equity value based on the midpoint enterprise valuation of the Company of $450 million, the cash and stock consideration offered in this exchange offer represents value of approximately $987.50 per $1,000 in principal amount of convertible notes.

Q:	Who may participate in this exchange offer?

A:	All holders of convertible notes may participate in this exchange offer.

Q:	Does the success of this exchange offer depend on the participation of any minimum number of holders of convertible notes?

A:	Yes. This exchange offer is subject to the satisfaction of the minimum tender condition, which means that at least 95% of the aggregate principal amount of the outstanding convertible notes must have been validly tendered and not withdrawn in this exchange offer. The satisfaction of the minimum tender condition is a condition to the closing of the CD&R investment and the term loan refinancing under the recapitalization plan. If this condition is not met, subject to applicable laws and our obligation under the investment agreement, we may amend this exchange offer. Under the investment agreement, however, we are prohibited from waiving any condition to this exchange offer or making any changes to the terms and conditions to this exchange offer without the prior consent of the CD&R Fund. In addition, any change to the minimum tender condition could result in a termination of the lock-up agreements.

We may extend this exchange offer beyond the initial expiration date without the prior consent of the CD&R Fund for a period of not more than 10 business days if, at such date, any of the conditions to this exchange offer have not been satisfied or, with the prior written consent of the CD&R Fund, waived, and, subject to the termination of the investment agreement, we are required to extend this exchange offer if it expires before the registration statement of which this prospectus/disclosure statement forms a part is declared effective.

Q:	How do I tender my convertible notes in this exchange offer?

A:	Please follow the procedures for tendering your convertible notes in this exchange offer described in “The Exchange Offer—Procedures for Tendering Convertible Notes.” For further information contact the information agent or the dealer-manager at the addresses or telephone numbers on the back cover of this prospectus/disclosure statement or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Q:	How long will this exchange offer remain open?

A:	This exchange offer and the withdrawal rights will expire at 11:59 p.m., New York City time, on October 19, 2009, or any subsequent time or date to which this exchange offer is extended.

As more fully described below, we may extend the expiration date or amend any of the terms or conditions of this exchange offer for any reason, subject to applicable laws and our obligations under the investment agreement (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—The Exchange Offer; Solicitation of Acceptances of the Prepackaged Plan”). The last date on which tenders will be accepted, whether on October 19, 2009, or any later date to which this exchange offer may be extended, is referred to as the expiration date.

Subject to our obligations under the investment agreement and applicable laws, we have the right to:

• extend the expiration date and retain all tendered convertible notes, subject to your right to withdraw your tendered convertible notes; and

• waive any condition in our sole discretion or otherwise amend any of the terms or conditions of this exchange offer in any respect.

Under the investment agreement, we are prohibited from waiving any condition to this exchange offer or making any changes to the terms and conditions to this exchange offer without the prior consent of the CD&R Fund. We may extend this exchange offer beyond the initial expiration date without the prior consent of the CD&R Fund for a period of not more than 10 business days, if, at such date, any of the conditions to this exchange offer have not been satisfied or, with the prior written consent of the CD&R Fund, waived, and, subject to the termination of the investment agreement, we are required to extend this exchange offer if it expires before the registration statement of which this prospectus/disclosure statement forms a part is declared effective. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—The Exchange Offer; Solicitation of Acceptances of the Prepackaged Plan.” Any change to the minimum tender condition could result in the termination of the lock-up agreements.

If we extend the expiration date, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date. If we extend the expiration date, you must tender your convertible notes on or prior to the date identified in such press release or public announcement if you wish to participate in this exchange offer. If we amend any of the terms or conditions of this exchange offer, we will issue a press release or other public announcement. See “The Exchange Offer—Extensions; Amendments.”

We expressly reserve the right, in our sole discretion, to terminate this exchange offer and not accept for exchange any convertible notes (1) if any of the conditions to this exchange offer have not been satisfied or validly waived by us, subject to applicable laws and our obligations under the investment agreement or (2) in order to comply in whole or in part with any applicable law. See “The Exchange Offer—Extensions; Amendments.”

Q:	When will I receive cash and shares of common stock if I tender my convertible notes in the exchange offer?

A:	Upon satisfaction or waiver of all of the conditions to this exchange offer, all convertible notes validly tendered to the exchange agent by 11:59 p.m., New York City time, on the expiration date will be accepted for exchange. The cash and shares of common stock will be delivered promptly after the expiration date. See “The Exchange Offer—Acceptance of Convertible Notes for Exchange; Delivery of Cash and Shares of Common Stock.”

Q:	Can I withdraw my tender of convertible notes?

A:	Unless you are a party to a lock-up agreement and are otherwise restricted by such lock-up agreement, you may withdraw tendered convertible notes at any time prior to 11:59 p.m., New York City time, on the expiration date. You must send a written withdrawal notice to the exchange agent, or comply with the appropriate procedures of DTC’s Automated Tender Offer Program, which we refer to as ATOP. If you change your mind, you may re-tender your convertible notes by again following the tender procedures at any time prior to 11:59 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal Rights.”

Q:	What risks should I consider in deciding whether or not to tender my convertible notes?

A:	In deciding whether to participate in this exchange offer, you should carefully consider the discussion of risks and uncertainties affecting the Company, this exchange offer, the prepackaged plan and the common stock described in the section titled “Risk Factors” and the documents incorporated by reference into this prospectus/disclosure statement.

Q:	If this exchange offer is consummated, but I do not tender my convertible notes, how will my rights be affected?

A:	If this exchange offer is consummated and you do not exchange your convertible notes in this exchange offer, or if your convertible notes are not accepted for exchange, unless the restructuring is being accomplished through the prepackaged plan, you will continue to hold your convertible notes and will be entitled to all the rights and subject to all the limitations applicable to the convertible notes. If you continue to hold your convertible notes, you have the right to require that we repurchase the convertible notes (1) upon the closing of the exchange offer because such closing would result in a designated event under the convertible notes indenture, at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including additional amounts, if any, plus under certain circumstances, if the restructuring occurs on or prior to November 15, 2009, a make-whole premium payable solely in shares of our common stock (other than cash paid in lieu of fractional shares) and (2) after five, 10 and 15 years from the date of the issuance of the convertible notes, at 100% of their principal amount, plus accrued and unpaid interest, if any, beginning November 15, 2009, and we will be required to repurchase any outstanding convertible notes for which you deliver a written repurchase notice to the paying agent, subject to certain conditions in the indenture under which the convertible notes are issued.

Unless we consummate the restructuring, however, we do not expect, and we cannot assure you, that we will have, or have access to, sufficient liquidity to meet our debt obligations, including any potential acceleration of our indebtedness and our obligation to repurchase the convertible notes at the option of the holders thereof on November 15, 2009, the next scheduled repurchase date. Furthermore, due to our non-compliance as of August 2, 2009 with the required leverage, senior leverage and interest coverage ratios in our existing credit agreement, our outstanding indebtedness of approximately $293.3 million thereunder, which is senior to the convertible notes, may be declared immediately due and payable as early as November 6, 2009, the date of expiration of the current waiver from the lenders under our existing credit agreement. In the event that we do not repay such borrowings upon acceleration, lenders under our existing credit agreement could exercise their remedies as secured creditors with respect to the collateral securing such borrowings. A failure to pay or refinance such borrowings will also result in a default under the convertible notes indenture, which could also then be declared immediately due and payable, and under our swap agreement, which could then be terminated by the counterparty thereto. If all such indebtedness, which totaled approximately $473.7 million as of August 2, 2009, and such amounts payable pursuant to the termination of the swap agreement, were to become due and payable on November 6, 2009, it would result in a material adverse effect on our financial condition, operations and debt service capabilities. As of August 2, 2009, excluding restricted cash, we had a current cash balance of approximately $105.4 million to address our liquidity needs. For a description of our non-compliance with the financial ratio covenants under our existing credit agreement, see our quarterly report on Form 10-Q for the quarter ended August 2, 2009, our current reports on Form 8-K filed on May 21, 2009, July 15, 2009 and August 27, 2009 and “Incorporation of Certain Documents by Reference.”

See “Risk Factors—Risks Relating to NOT Accepting the Exchange Offer or Rejecting the Prepackaged Plan.”

Q:	What happens if my convertible notes are not accepted in this exchange offer?

A:	If we do not accept your convertible notes for exchange for any reason, the unaccepted convertible notes will be returned to you without expense and the convertible notes tendered by book-entry transfer into the account of the exchange agent at DTC will be credited to your account at DTC. See “The Exchange Offer—Return of Convertible Notes Not Accepted for Exchange.”

Q:	What is the source for the financial resources to make payment?

A:	Assuming 100% of the convertible notes are tendered and accepted in this exchange offer, approximately $90.0 million is required to pay the cash consideration for all of the convertible notes.

We expect to use a portion of the proceeds from the CD&R investment to fund the aggregate cash payment in this exchange offer. If we are unable to consummate the CD&R investment, we will not be able to accomplish the restructuring.

Q:	If I decide to tender my convertible notes, will I have to pay any fees or commissions in connection with this exchange offer?

A:	If you are the record owner of your convertible notes and you tender your convertible notes directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your convertible notes through a custodian or nominee, and your custodian or nominee tenders the convertible notes on your behalf, your custodian or nominee may charge you a fee for doing so. You should consult with your custodian or nominee to determine whether any charges will apply. Additionally, we will pay all other expenses related to this exchange offer and the solicitation of acceptances to the prepackaged plan, except any commissions or concessions of any broker or dealer other than the dealer-manager. The Company will also pay any transfer taxes applicable to the exchange of the convertible notes pursuant to the exchange offer, except in circumstances described in the letter of transmittal.

Q:	Are there dissenters’ rights in connection with this exchange offer?

A:	Holders of convertible notes do not have dissenters’ rights of appraisal in connection with this exchange offer.

Q:	Whom do I call if I have any questions about how to tender my convertible notes or any other questions relating to this exchange offer?

A:	Questions and requests for assistance with respect to the procedures for tendering convertible notes pursuant to this exchange offer may be directed to Morrow & Co., LLC, as the information agent, at its address and telephone number set forth on the back cover of this prospectus/disclosure statement.

You may also contact Greenhill & Co., LLC, as the dealer-manager, at its address and telephone number set forth on the back over of this prospectus/disclosure statement with any questions you may have regarding this exchange offer.

The Prepackaged Plan

Q:	Who is soliciting votes on the prepackaged plan?

A:	NCI Building Systems, Inc. is soliciting votes on the prepackaged plan.

Q:	Why is NCI soliciting votes on the prepackaged plan if the restructuring can be accomplished through the recapitalization plan?

A:	We have prepared the prepackaged plan as an alternative to the recapitalization plan for accomplishing the restructuring, if the conditions to completion of the recapitalization plan, including, for example, the minimum tender condition, are not met or waived, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes. The prepackaged plan consists of a plan of reorganization under chapter 11 of the Bankruptcy Code that would effect the same transactions contemplated by the recapitalization plan, including the issuance of shares of Series B convertible preferred stock in connection with the CD&R investment, the payment of cash and the issuance of shares of common stock in exchange for convertible notes, the term loan refinancing and the ABL financing. Under the prepackaged plan, holders of convertible notes and the lenders under our existing credit agreement (as well as the holders of all other claims and interests) would receive the same treatment with respect to their claims (and interests) as they would receive in the recapitalization plan, the CD&R Fund would receive the same 250,000 shares of Series B convertible preferred stock contemplated by the CD&R investment and the Company would enter into the ABL agreement. Existing holders of our common stock would continue to hold such common stock. See “The Prepackaged Plan.”

For the prepackaged plan to be confirmed by the bankruptcy court without invoking the “cram-down” provisions of the Bankruptcy Code, each class of claims or interests that is impaired must vote to accept the prepackaged plan. An impaired class of claims (such as holders of convertible notes) is deemed to accept a plan of reorganization if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast ballots vote to accept the prepackaged plan. If the prepackaged plan is confirmed by the bankruptcy court, it will bind all holders of claims and equity interests in the Company regardless of whether they voted for, against, or did not vote at all on, the prepackaged plan.

Therefore, assuming the prepackaged plan satisfies the other requirements of the Bankruptcy Code, a significantly smaller number of claim holders can bind other claim holders to the terms of the prepackaged plan to accomplish the restructuring than are required to effect this exchange offer and the other transactions contemplated by the recapitalization plan.

The confirmation and effectiveness of the prepackaged plan are subject to certain conditions that may not be satisfied and are different from those under the recapitalization plan. We cannot assure you that all requirements for confirmation and effectiveness of the prepackaged plan will be satisfied or that the bankruptcy court will conclude that the requirements for confirmation and effectiveness of the prepackaged plan have been satisfied. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan” and “The Prepackaged Plan—Conditions to Effective Date of the Prepackaged Plan.”

Q:	Who is eligible to vote for the prepackaged plan?

A:	Generally, holders of claims or interests in classes that are impaired (other than classes that receive nothing under the prepackaged plan and are, therefore, deemed to reject it) are eligible to vote on the prepackaged plan. As more fully explained in this prospectus/disclosure statement, a claim or equity interest is impaired, generally speaking, if its treatment under a plan of reorganization alters the terms of, or rights associated with, that claim or interest. The rights in respect of the convertible notes would be altered by the prepackaged plan and consequently holders of convertible notes may vote on the prepackaged plan.

For the purposes of the prepackaged plan, we have organized the various claims and interests against the Company into different classes. Holders of claims impaired by the prepackaged plan that are entitled to vote on the prepackaged plan will vote on the prepackaged plan by class. Under the prepackaged plan, members of the same class are treated the same. The claims of the lenders under our existing credit agreement are classified under the prepackaged plan as Class 3 claims, and the claims of holders of convertible notes are separately classified under the prepackaged plan as Class 5 claims. The holders of Class 3 claims and Class 5 claims are impaired and are eligible to vote on the prepackaged plan. The holders of all other claims (other than holders of certain claims relating to section 510(b) of the Bankruptcy Code who are deemed to reject the prepackaged plan and are not entitled to vote) are unimpaired and are not eligible to vote on the prepackaged plan. However, any party in interest may object to the prepackaged plan, regardless of whether such party is impaired and entitled to vote or unimpaired and not entitled to vote. Indeed, pursuant to section 1109(b) of the Bankruptcy Code, a party in interest may raise and may appear and be heard on any issue in a chapter 11 case. See “The Prepackaged Plan of Reorganization—Summary of Classification and Treatment of Claims and Equity Interests under the Prepackaged Plan” and “The Prepackaged Plan—Summary of Distributions under the Prepackaged Plan,” for a description of the various classes of claims and equity interests under the prepackaged plan and their treatment.

Q:	What will I receive under the prepackaged plan if it is confirmed and consummated?

A:	For each $1,000 principal amount of convertible notes, you will, upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and the prepackaged plan, receive $500 in cash and 390 shares of common stock. The cash payment and shares of common stock to be issued pursuant to the prepackaged plan will be in full satisfaction of the claims with respect to the convertible notes, including principal and accrued interest.

Q:	What vote is needed to confirm the prepackaged plan?

A:	The Bankruptcy Code provides that only holders of claims entitled to vote and who actually cast a ballot will be counted for purposes of determining whether acceptances from a sufficient number of holders of impaired claims in an impaired class of claims have been received to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes. Failure by a holder to deliver an original, duly completed and signed ballot will not be counted as a vote to accept or reject the prepackaged plan. See “The Prepackaged Plan—Vote Required for Class Acceptance of the Prepackaged Plan.”

For the prepackaged plan to be confirmed by the bankruptcy court without invoking the “cram-down” provisions of the Bankruptcy Code, each class of claims or interests that is impaired must vote to accept the prepackaged plan. An impaired class of claims (such as holders of convertible notes) is deemed to accept a plan of reorganization if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast ballots vote to accept the prepackaged plan. Under the prepackaged plan, the claims held by the lenders under our existing credit agreement and the claims held by holders of convertible notes constitute separate impaired classes of claims. Under the prepackaged plan, other classes of claims against and interests in the Company (other than holders of certain claims relating to section 510(b) of the Bankruptcy Code who are deemed to reject the prepackaged plan and are not entitled to vote) are unimpaired and, therefore, conclusively presumed to accept the prepackaged plan. These other classes deemed to be unimpaired include existing holders of our common stock, notwithstanding that the prepackaged plan contemplates that such holders’ interest in the Company will be diluted. Shares of our common stock are governed by our existing certificate of incorporation and bylaws and Delaware law, and, irrespective of the prepackaged plan or any bankruptcy case, are subject to dilution on account of the issuance by the Company of preferred stock and additional common stock. Under our existing certificates of incorporation and by-laws (the terms of which will remain the same after the effectiveness of the prepackaged plan) and Delaware law, our board of directors has been and will be vested with the authority to fix and determine the relative rights and preferences of any series of preferred stock, including voting rights of such series, and to issue shares of common stock, in each case, within the limitations set forth in our restated certificate of incorporation. As further described under “Description of Capital Stock,” our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. The issuance of the shares of Series B convertible preferred stock to the CD&R Fund and the issuance of the shares of common stock to holders of the convertible notes under the prepackaged plan are both within the authority of our board of directors and within the number of authorized but unissued shares of preferred stock and common stock and other limitations set forth in our existing restated certificates of incorporation (which will remain in effect after the effectiveness of the prepackaged plan). Thus, the prepackaged plan leaves unaltered the legal, equitable and contractual rights to which such common stock entitles the holders of such common stock. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims.” Assuming that we complete the restructuring and all outstanding convertible notes are retired, based on the number of shares of common stock authorized, issued and outstanding as of September 4, 2009, at the closing of, and after giving effect to, the restructuring, existing holders of our common stock would hold approximately 7.0% of our voting power.

The bankruptcy court may disagree with our classification of claims and interests and any party in interest may challenge our classification of claims and interests. If the bankruptcy court concludes that the classification of claims and interests under the prepackaged plan does not comply with the requirements of the Bankruptcy Code, the prepackaged plan may not be confirmed. See “Risk Factors—Risks Relating to the Prepackaged Plan—The bankruptcy court may disagree with our classification of claims and interests.”

If the prepackaged plan is confirmed by the bankruptcy court, it would bind all holders of claims and equity interests in the Company regardless of whether they voted for, against, or did not vote at all on, the prepackaged plan. Therefore, assuming the prepackaged plan satisfies the other requirements of the Bankruptcy Code, a significantly smaller number of claim holders can bind other claim holders to the terms of the prepackaged plan than are required to effect this exchange offer and the other transactions contemplated by the recapitalization plan. Additionally, since claims and equity interests are grouped in classes for the purpose of voting on the prepackaged plan, holders of claims and interests may be bound by the decisions of other claim or interest holders in a way that they otherwise would not outside of bankruptcy.

If we do not receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, the prepackaged plan will not be confirmed or become effective.

Q:	What are the effects of the prepackaged plan?

Under the prepackaged plan, holders of convertible notes and the lenders under our existing credit agreement (as well as the holders of all other claims and interests) would receive the same treatment with respect to their claims (and interests) as they would receive in the recapitalization plan, the CD&R Fund would receive the same 250,000 shares of Series B convertible preferred stock contemplated by the CD&R investment and the Company would enter into the ABL agreement. Existing holders of our common stock would continue to hold such common stock. See “Summary—Liquidity” and “The Prepackaged Plan.”

Q:	When is the deadline for submitting ballots?

A:	The ballots must be received by the voting agent by 11:59 p.m., New York City time, on the voting deadline, or October 19, 2009. If the voting deadline is extended, then the ballots must be received by the voting agent by any such extended voting deadline. In the case of an extension, we will notify the voting agent and issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled voting deadline. Ballots must be sent by mail, hand delivery or overnight courier to the voting agent, Financial Balloting Group LLC, by the voting deadline. Electronic and facsimile ballots will not be accepted.

See “The Prepackaged Plan—Holders of Claims Entitled to Vote; Voting Record Date” and “The Prepackaged Plan—Solicitation and Voting Procedures—Voting Deadline.”

Q:	How do I vote on the prepackaged plan?

A:	Please follow the procedures for voting on the prepackaged plan described in the section titled “The Prepackaged Plan—Solicitation and Voting Procedures—Voting Instructions.”

For further information, contact the voting agent at its address and telephone number on the back cover of this prospectus/disclosure statement or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Only the beneficial owners of convertible notes and/or term loans and other obligations under our existing credit agreement (or their authorized signatories) as of the voting record date are eligible to vote on the prepackaged plan.

Q:	Can I revoke my vote?

A:	Unless you are a party to a lock-up agreement or are otherwise restricted by such lock-up agreement, any party who has previously submitted to the voting agent prior to the voting deadline a properly completed ballot may revoke such ballot and change its vote by submitting to the voting agent, prior to the voting deadline, a subsequent properly completed ballot for acceptance or rejection of the prepackaged plan.

Q:	Whom do I call if I have any questions about how to submit ballots or any other questions relating to the prepackaged plan?

A:	Questions and requests for assistance with respect to the procedures for voting on the prepackaged plan, as well as requests for additional copies of this prospectus/disclosure statement and the ballot, may be directed to Financial Balloting Group, LLC, as the voting agent, at its address and telephone number set forth on the back cover of this prospectus/disclosure statement.

Q:	What risks should I consider in deciding whether to accept or reject the prepackaged plan?

A:	In deciding whether to vote to accept or reject the prepackaged plan, you should carefully consider the discussion of risks and uncertainties affecting the Company, this exchange offer, the prepackaged plan and the common stock described in the section titled “Risk Factors” and the risk factors described in the documents incorporated by reference into this prospectus/disclosure statement.

SUMMARY

This summary highlights some of the information contained, or incorporated by reference, in this prospectus/disclosure statement to help you understand our business and the restructuring, including the recapitalization plan (which includes this exchange offer) and the prepackaged plan. It does not contain all of the information that may be important to you. You should carefully read this prospectus/disclosure statement, including the information incorporated by reference into this prospectus/disclosure statement, to understand fully the terms of the restructuring, the recapitalization plan (which includes this exchange offer) and the prepackaged plan, as well as the other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” beginning on page 28 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 52.

Our Business

We are a leading North American integrated manufacturer and supplier of metal coil coating services, metal building components and engineered metal buildings systems. Of the $236 billion nonresidential construction industry in 2008, we primarily serve the low-rise nonresidential construction market (five stories or less), which, according to FW Dodge/McGraw-Hill, represents approximately 88% of the total nonresidential construction industry. Our broad range of products is used in repair, retrofit and new construction activities, primarily in North America.

We provide metal coil coating services for commercial and construction applications, servicing both internal and external customers. We design, engineer, manufacture and market what we believe is one of the most comprehensive lines of metal components and engineered building systems in the industry, with a reputation for high quality and superior engineering and design. We go to market with well-recognized brands, which allows us to compete effectively within a broad range of end-user markets, including industrial, commercial, institutional and agricultural. Our service versatility allows us to support the varying needs of our diverse customer base, which includes general contractors and subcontractors, developers, manufacturers, distributors and a network of over 4,400 authorized builders across North America.

We are comprised of a family of companies operating manufacturing facilities across the United States and Mexico, with additional sales and distribution offices throughout the United States and Canada. Our broad geographic footprint, along with our hub-and-spoke distribution system, allows us to efficiently supply a broad range of customers with high quality customer service and reliable deliveries.

The Company was founded in 1984 and reincorporated in Delaware in 1991. In 1998, we acquired Metal Building Components, Inc. and doubled our revenue base. With the merger, we became the largest domestic manufacturer of nonresidential metal components. In 2006, we acquired Robertson-Ceco II Corporation, which operates the Ceco Building Systems, Star Building Systems and Robertson Building Systems divisions of our business and is a leader in the metal buildings industry. This transaction has created an organization with greater product and geographic diversification, a stronger customer base and a more extensive distribution network than either company had separately.

Our principal offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and our telephone number is (281) 897-7788. Our website address is www.ncilp.com. The information contained on our website is not part of this prospectus/disclosure statement.

Liquidity

We believe that the completion of the restructuring through the recapitalization plan, or, in the alternative, through the prepackaged plan, is critical to our continuing viability. The restructuring, if successful, will increase the Company’s capital and liquidity levels and reduce the amount of its outstanding debt. Specifically, upon the completion of the restructuring, we expect our indebtedness to be reduced from approximately $473.7 million as of August 2, 2009 to approximately $150.4 million at the closing of the restructuring, consisting of $150.0 million in principal amount of term loans under the amended credit agreement and $0.4 million of our industrial revenue bond. See “Capitalization” and “Source and Use of Proceeds.”

The ABL financing contemplated by the restructuring would provide us with up to $125.0 million in liquidity, subject to availability under a borrowing base, for working capital purposes and future expansion. Based on discussions with prospective lenders under the ABL agreement, however, we expect that, because of borrowing base constraints, initial availability under the ABL agreement would be substantially less than the $125.0 million commitment, and may be as low as $45.0 million. We have been in discussions with prospective lenders regarding the terms of the ABL agreement to give effect to the ABL financing and the Company has finalized with such prospective lenders the form of ABL agreement attached hereto as Annex Q and confirmed participation for the full availability under such ABL financing. While the form of ABL agreement attached hereto as Annex Q has been agreed to in principle with such prospective lenders, and the Company has been informed that the prospective lenders have indicated their willingness to enter in to the form of ABL agreement attached hereto as Annex Q in connection with the consummation of the CD&R investment, no loan commitment letter from any such prospective lender has been received by the Company.

Assuming we are able to complete the restructuring, we expect that, for the foreseeable future, cash generated from operations, together with the proceeds of the ABL financing, will be sufficient to allow us to fund our operations, to increase working capital as necessary to support our strategy and to fund planned capital expenditures and expansions, including approximately $5.0 million expected, for the remainder of fiscal 2009.

The Restructuring

The Restructuring	This exchange offer and solicitation of acceptances to the prepackaged plan are part of, and are being conducted pursuant to, the restructuring, which may be accomplished through an out-of-court recapitalization plan or, in the alternative, if the conditions to the recapitalization plan are not satisfied or waived, through an in-court prepackaged plan. The restructuring consists of four related transactions:

• the CD&R investment, which involves the sale and issuance to the CD&R Fund of 250,000 shares of Series B convertible preferred stock for $250.0 million;

• the retirement of all convertible notes;

• the term loan refinancing, which involves the refinancing of our existing credit facility under which we will repay approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding under our existing credit facility and enter into an amendment to our existing credit agreement providing for a modification of the terms and maturity of the $150.0 million balance; and

• the ABL financing, which involves our entry into a $125.0 million asset-based loan facility.

Each of the transactions comprising the restructuring may be accomplished through either the out-of-court recapitalization plan or, in the alternative, the in-court prepackaged plan. If the restructuring is accomplished through the recapitalization plan, the retirement of the convertible notes tendered in the exchange offer would be accomplished through this exchange offer and the refinancing of our existing credit facility would be accomplished through an amendment to our existing credit agreement. In the alternative, if the restructuring is accomplished through the prepackaged plan, the retirement of the convertible notes as well as the refinancing of our existing credit facility would be accomplished through the effectiveness of the prepackaged plan. See “The Restructuring.”

The closing of the exchange offer is conditioned on the satisfaction or, with the consent of the CD&R Fund, waiver of the minimum tender condition, which requires that at least 95% of the aggregate principal amount of outstanding convertible notes are validly tendered and not withdrawn in this exchange offer. If the restructuring is accomplished through the recapitalization plan, we intend, but are not required, to retire any remaining convertible notes outstanding after the consummation of this exchange offer by exercising our redemption right under the convertible notes indenture on or after November 20, 2009; if we do not so exercise our redemption right, such remaining convertible notes will otherwise be retired pursuant to the terms of the convertible notes indenture.

For a more detailed description of this exchange offer, see “The Exchange Offer.”

See “—Liquidity” above and “The Restructuring” for a discussion of the anticipated effects of the restructuring.

Pro Forma Capitalization	Assuming that we complete the restructuring and all outstanding convertible notes are retired through the exchange offer or the prepackaged plan, based on the number of shares of common stock authorized, issued and outstanding as of September 4, 2009, at the closing of, and after giving effect to, the restructuring:

• holders of convertible notes would receive 70,200,000 shares of our common stock in the aggregate (or approximately 24.5% of our voting power);

• the CD&R Fund would receive 250,000 shares of Series B convertible preferred stock convertible into 196,109,194 shares of common stock based on the initial conversion price (assuming that we have sufficient authorized but unissued shares to permit such conversion, which, after giving effect to the restructuring, we do not expect to have (see “Summary—The Restructuring—CD&R Investment”)) (or approximately 68.5% of our voting power); and

• our current stockholders would continue to hold approximately 19,981,585 shares of our common stock in the aggregate (or approximately 7.0% of our voting power).

See “Capitalization.”

Lock-Up Agreements	We have entered into lock-up agreements with the holders of convertible notes and holders of obligations under our existing credit agreement, pursuant to which such holders have agreed, in accordance with the terms of the applicable lock-up agreement, (1) to the extent that they hold convertible notes, to tender their convertible notes in this exchange offer; (2) to the extent that they hold obligations under our existing credit agreement, to support the term loan refinancing by accepting their portion of the repayment contemplated thereby and by executing an amendment to our existing credit agreement substantially in the form attached as Annex J after giving effect to the matters set forth in Annex K; and (3) to vote all of their convertible notes and obligations under our existing credit facility in favor of the prepackaged plan, among other things. Including the holders that are subject to a lock-up agreement, we have commitments from holders of convertible notes holding more than 79% of the aggregate principal amount of the outstanding convertible notes, and commitments or confirmation of intent from lenders under our existing credit agreement holding more than two-thirds (2/3) of the outstanding principal amount of the obligations under existing credit agreement, to support the restructuring and vote their convertible notes and/or obligations in favor of the prepackaged plan. See “The Restructuring-The Lock-Up Agreements.”

CD&R Investment	Pursuant to the investment agreement, the CD&R Fund has agreed to purchase from the Company an aggregate of 250,000 shares of Series B convertible preferred stock, which represents approximately 68.5% of our voting power after giving effect to the restructuring (based on the number of shares of common stock authorized, issued and outstanding as of September 4, 2009), for a total purchase price of $250.0 million in cash. See “The Restructuring—Description of the CD&R Investment.”

The obligation of the CD&R Fund to purchase the shares of Series B convertible preferred stock is subject to certain conditions, including the satisfaction or, with the consent of the CD&R Fund, waiver, of the conditions to this exchange offer or the effectiveness of the prepackaged plan, the consummation of the term loan refinancing (see “—Term Loan Refinancing” below) and the ABL financing (see “—ABL Financing” below) and the expiration or termination of any waiting period required to consummate the CD&R investment under the Austrian Act. The investment agreement may be terminated by the CD&R Fund or the Company under specified circumstances. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment” and “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement.”

Holders of Series B convertible preferred stock will participate equally and ratably with the holders of common stock in all cash dividends paid on the shares of the common stock on an as-converted basis. In addition to such dividends, the Series B convertible preferred stock will accrue dividends at a rate per annum of 12.00% if paid in kind or at a rate per annum of 8.00% if paid in cash, which would be reduced to a rate per annum of 0.00% if, at any time after the 30-month anniversary of the closing of the restructuring, the trading price per share of common stock equals or exceeds two times a specified target price (which is equal to $1.2748 at the closing of the restructuring, but is subject to adjustments thereafter) for each trading day during any period of 20 consecutive trading days. Upon the occurrence of a default under the terms of the Series B convertible preferred stock, the applicable dividend rate will increase by:

• 6.00% per annum, if the default is the result of a failure by us after June 30, 2011 to reserve and keep available for issuance a number of shares of common stock equal to 110% of the number of shares of common stock issuable upon conversion of all outstanding shares of Series B convertible preferred stock; or

• 3.00% per annum for any other default.

See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends” and

“The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Defaults.”

The Series B convertible preferred stock is convertible into common stock at an initial conversion price of $1.2748, which conversion price is subject to anti-dilution adjustments, including adjustments if the Company issues common stock or other securities below the then-current market price or, during the first three years after the closing of the restructuring, below the then-current conversion price. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti-Dilution Adjustments.”

On and after the 10th anniversary of the closing of the restructuring:

• each holder of shares of Series B convertible preferred stock will have the right to require that the Company redeem all of such holder’s shares of Series B convertible preferred stock; and

• the Company will have the right to redeem all, but not less than all, of the then issued and outstanding shares of Series B convertible preferred stock.

In either case, the redemption price for each share of Series B convertible preferred stock redeemed will be an amount equal to the sum of (1) the liquidation preference of such share of Series B convertible preferred stock to be redeemed and (2) the accrued dividends of such share as of the date on which the redemption of such share occurs. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Milestone Redemption.”

After giving effect to the restructuring, we do not expect to have sufficient authorized but unissued shares of common stock to enable the conversion of all 250,000 shares of Series B convertible preferred stock to be issued to the CD&R Fund pursuant to the CD&R investment. Pursuant to the stockholders agreement to be entered into between the Company and the CD&R Fund in connection with the CD&R investment (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement”), from and after the closing of the restructuring, we will use our best efforts and take all corporate actions necessary to obtain approval from holders of our common stock of an amendment to Article FOURTH, section 1 of our restated certificate of incorporation to increase the number of authorized shares of common stock. In the event that we do not obtain such approval prior to June 30, 2010, the dividend rate with respect to the Series B convertible preferred stock will increase by 3.00% per annum (and by an additional 3.00% per annum if such approval is not obtained prior to June 30, 2011, for an aggregate increase of 6.00% per annum) as further described in “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends—Default Dividend Rate.” See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendments to our Restated Certificate of Incorporation.”

Retirement of Convertible Notes	As part of the restructuring, we are seeking to retire all of the convertible notes. See —This Exchange Offer” below with respect to the retirement of convertible notes under the recapitalization plan and “—The Prepackaged Plan” below with respect to the retirement of convertible notes under the prepackaged plan.

Term Loan Refinancing	As part of the restructuring, we expect to enter into an amendment to our existing credit agreement, providing for, among other things, the repayment of approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding as of August 2, 2009 under our existing credit facility and a modification of the terms and maturity of the $150.0 million balance. See “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The Term Loan Refinancing.”

The closing of the term loan refinancing through the recapitalization plan requires 100% of the lenders under our existing credit agreement to enter into the amended credit agreement. Confirmation and effectiveness of the prepackaged plan requires lenders under our existing credit facility holding at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in respect of the obligations under our existing credit agreement who actually cast ballots to vote to accept the prepackaged plan. See “Summary of Terms of the Restructuring—The Prepackaged Plan.”

ABL Financing	As part of the restructuring, we expect to enter into an ABL agreement providing for a $125.0 million asset-based loan facility. See “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The ABL Financing.”

Whether the restructuring is accomplished through the recapitalization plan or the prepackaged plan, the closing of the ABL financing requires the approval and execution of the ABL agreement by all lenders providing revolving credit commitments thereunder.

Importance of Tendering in this Exchange Offer and Voting to Accept the Prepackaged Plan	Both the recapitalization plan and the prepackaged plan are subject to certain conditions. In particular, the consummation of the recapitalization plan requires that the conditions to this exchange offer are met, including the minimum tender condition. The confirmation and effectiveness of the prepackaged plan requires the receipt of acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes.

See also “Questions and Answers About the Restructuring—General Why is it important that I tender my convertible notes and vote to accept the prepackaged plan?”

Risk Factors	You should carefully consider the matters described in this prospectus/disclosure statement under “Risk Factors,” and the risk factors described in the documents incorporated by reference into this prospectus/disclosure statement.

Material U.S. Federal Income Tax Considerations	For a discussion of the material U.S. federal income tax considerations for holders of convertible notes, see “Material U.S. Federal Income Tax Considerations.”

Accounting Treatment	For a description of the accounting treatment of the restructuring, see “Accounting Treatment.”

Fees and Expenses	We will pay all fees and expenses associated with this exchange offer and the solicitation of acceptances to the prepackaged plan, other than any commissions or concessions of any broker or dealer. Excluding fees and expenses related to the CD&R Investment and the other transactions contemplated by the investment agreement separate from the exchange offer and this consent solicitation, we expect that we will incur fees and expenses of approximately $7.3 million, based on estimated legal, accounting, exchange agent, voting agent, dealer-manager, trustee, printing and other expenses associated with this exchange offer and the solicitation of acceptances to the prepackaged plan. See “The Exchange Offer—Fees and Expenses.”

Listing	The shares of common stock to be issued pursuant to this exchange offer, or in the alternative, pursuant to the prepackaged plan, have been authorized to be listed on the NYSE, subject to official notice of issuance.

Transferability	The shares of common stock to be issued pursuant to this exchange offer will be freely transferable and not subject to any transfer restrictions unless held by our “affiliates” as that term is defined under Rule 144 under the Securities Act. If the restructuring is accomplished through the prepackaged plan, we expect that the confirmation order of the bankruptcy court will provide that the issuance of the shares of common stock distributed under the prepackaged plan shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code and therefore will be freely transferable by most recipients thereof, and all resales and subsequent transactions in the new securities will be exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to such securities.

This Exchange Offer

Securities Subject to this Exchange Offer	Any and all of our $180.0 million aggregate principal amount of 2.125% Convertible Senior Subordinated Notes due 2024, which we refer to as the convertible notes.

Exchange Offer	We are offering to acquire any and all of the convertible notes for cash and shares of common stock, in accordance with the terms and subject to the conditions set forth in this prospectus/disclosure statement and in the letter of transmittal. You may tender your convertible notes for exchange by following the procedures described in the section titled “The Exchange Offer—Procedures for Tendering Convertible Notes.”

For each $1,000 principal amount of convertible notes that you tender and that we accept in this exchange offer, you will, upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and the letter of transmittal, receive $500 in cash and 390 shares of common stock. The cash payment and the shares of common stock to be issued pursuant to this exchange offer will be in full satisfaction of the principal amount of, and any accrued but unpaid interest through the consummation of this exchange offer on, the convertible notes so tendered and accepted. See “The Exchange Offer—Terms of the Exchange Offer.”

Minimum Tender Condition; Other Conditions to this Exchange Offer	This exchange offer is subject to certain conditions, including, among others, (1) the satisfaction of the minimum tender condition, which requires that at least 95% of the aggregate principal amount of outstanding convertible notes are validly tendered and not withdrawn in this exchange offer, (2) the receipt of proceeds from the purchase by the CD&R Fund of the Series B convertible preferred stock pursuant to the investment agreement, which purchase itself is subject to several conditions, including the satisfaction of the conditions to this exchange offer, the consummation of the term loan refinancing and the ABL financing and the expiration or termination of any waiting period required to consummate the CD&R investment under the Austrian Act, and (3) the effectiveness of the registration statement of which this prospectus/disclosure statement forms a part. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

Information Agent	Morrow & Co., LLC.

Exchange Agent	Computershare Trust Company, N.A.

Dealer-Manager	Greenhill & Co., LLC.

Use of Proceeds	We will not receive any cash proceeds from this exchange offer. Convertible notes that are validly tendered and exchanged pursuant to this exchange offer will be retired and canceled. See “Source and Use of Proceeds.”

The Prepackaged Plan

Prepackaged Plan	We have prepared the prepackaged plan as an alternative to the recapitalization plan for accomplishing the restructuring if the conditions to completion of the recapitalization plan, including, for example, the minimum tender condition, are not satisfied or waived, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes.

The prepackaged plan consists of a plan of reorganization under chapter 11 of the Bankruptcy Code that would effect the same transactions contemplated by the recapitalization plan, including the issuance of shares of Series B convertible preferred stock in connection with the CD&R investment, the issuance of shares of common stock in exchange for convertible notes, the term loan refinancing and the ABL financing. If confirmed, the prepackaged plan would be binding on all of our creditors regardless of whether such creditors voted to accept or reject the prepackaged plan. See “The Prepackaged Plan.”

Under the prepackaged plan, holders of convertible notes and the lenders under our existing credit agreement (as well as the holders of all other claims and interests) would receive the same treatment with respect to their claims (and interests) as they would receive in the recapitalization plan, the CD&R Fund would receive the same 250,000 shares of Series B convertible preferred stock contemplated by the CD&R investment and the Company would enter into the ABL agreement. Existing holders of our common stock would continue to hold such common stock. See “The Prepackaged Plan.”

If we do not receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, the prepackaged plan will not be confirmed or become effective.

Voting Record Date	The voting record date for determining the holders of claims entitled to vote on the prepackaged plan is August 28, 2009. See “The Prepackaged Plan—Holders of Claims Entitled to Vote; Voting Record Date.”

Conditions to the Effective Date of the Prepackaged Plan	The effective date of the prepackaged plan will not occur until the conditions set forth below have been satisfied or waived:

• the confirmation order has been entered and no stay of such order is in effect;

• the receipt of proceeds from the CD&R investment;

• the consummation of the term loan refinancing; and

• the consummation of the ABL financing.

We retain the right to waive any condition in our sole and absolute discretion, subject to our obligations under the investment agreement. See “The Prepackaged Plan—Conditions to the Effective Date of the Prepackaged Plan” and “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Commencement of a Reorganization Case in Connection With the Prepackaged Plan Covenant.”

Voting Agent	Financial Balloting Group LLC.

Capitalization

The following table sets forth our capitalization (1) as of August 2, 2009 on a preliminary, unaudited basis and (2) on an as adjusted basis, giving effect to the pro forma impact of the transactions contemplated by the recapitalization plan, which include (1) the retirement of the convertible notes (assuming 100% of the convertible notes are retired), (2) the CD&R Investment, (3) the term loan refinancing and (4) the ABL financing. The pro forma capitalization presented in this section does not give effect to the pro forma impact of the transactions contemplated by the prepackaged plan. The filing of a prepackaged plan would result in the application of restart accounting which could significantly change to recorded value of asset, liabilities and stockholders’ equity.

We use the assumptions above for illustrative purposes only. This table should be read in conjunction with the “Selected Consolidated Financial and Other Data” and “Unaudited Pro Forma Financial Information” elsewhere in this prospectus/disclosure statement, the financial statements and schedules and related notes for the fiscal year ended 2008 that are included in the consolidated financial statements for the fiscal year ended in 2008, which are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009 and the consolidated financial statements and related notes for the quarters ended February 1, 2009, May 3, 2009 and August 2, 2009 contained in our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus/disclosure statement.

	As of August 2, 2009
	Actual	As Adjusted
	(Unaudited, in thousands,
	except for share data)

Cash and cash equivalents(1)(4)	$105,376	$60,264

Restricted Cash(2)	13,224	13,224
Note Payable	962	962
Debt
$125 Million Senior Secured Revolving Credit Facility	—	—
$400 Million Term Loan, due 2010 ($150 Million Term Loan, due 2014, amended and restated)	293,290	150,000
2.125% Convertible Senior Subordinated Notes, Due 2024	180,000	—
Industrial Revenue Bond	420	420

Total Debt	473,710	150,420

Series B Convertible Preferred Stock: $1.00 par value per share, 250,000 shares authorized, issued and outstanding, as adjusted	—	212,579

Stockholders’ equity (deficit):
Series A Preferred Stock: $1.00 par value per share, 1,000,000 shares authorized, none issued and outstanding	—	—
Common Stock: $0.01 par value per share, 100,000,000 shares authorized; 22,683,165 issued; and 19,982,173 outstanding, actual; 100,000,000 shares authorized; 93,217,165 issued; and 90,516,173 outstanding as adjusted(3)(4)	227	929
Additional paid-in capital(4)	203,401	380,911
Retained earnings (deficit)(4)	(103,882)	(215,324)
Accumulated other comprehensive income (loss)(4)	(917)	975
Treasury stock, at cost	(117,050)	(117,050)

Total stockholders’ equity (deficit)	(18,221)	50,441

Total capitalization	$456,451	$414,402

Book Value per share
Basic	(0.91)	0.60
Diluted	(0.91)	0.60

(1)	Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and may consist of time deposits with a number of commercial banks with high credit ratings, Eurodollar time deposits, certificates of deposit and commercial paper.

(2)	Restricted cash is stated at cost plus accrued interest, which approximates fair value. Restricted cash is held as deposited collateral for letters of credit.

(3)	Share amounts as presented reflect the 70,200,000 shares of common stock to be issued to repay a portion of the convertible notes and the 334,000 shares of common stock to be issued related to the accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan. If fully converted, the Series B convertible preferred stock would result in an additional 196,109,194 shares of common stock outstanding.

(4)	See “Unaudited Pro Forma Condensed Consolidated Balance Sheet” and “Notes to Unaudited Pro Forma Condensed Balance Sheet” for explanations of significant adjustments to cash and cash equivalents, additional paid-in capital, accumulated other comprehensive loss, and retained deficit.

Selected Consolidated Financial and Other Data

The following table sets forth selected consolidated financial and other data for each of the fiscal years ended in 2008, 2007, 2006, 2005 and 2004 and for the nine months ended August 2, 2009 and July 27, 2008. Operating results for the fiscal nine months period ended August 2, 2009 and July 27, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected consolidated financial and other data below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in Part III, Item 15, (a)(1) and (a)(2) of our annual reports on Form 10-K (except with respect to the consolidated financial statements for the fiscal year ended in 2008, which are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009) and in Part I, Item 1 of our quarterly reports on Form 10-Q and with the current reports filed by us with the SEC, which are incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” The historical financial information presented may not be indicative of our future performance.

	Nine Months Ended		Fiscal Year
	August 2, 2009	July 27, 2008	2008(1)	2007	2006	2005	2004
	(In thousands, except per share data)

Statement of Operations Data:
Sales	$723,522	$1,255,228	$1,764,159	$1,625,068	$1,571,183	$1,130,066	$1,084,863
Cost of sales	568,773	940,095	1,325,624	1,221,463	1,187,151	850,699	822,722
Lower of cost or market adjustment	39,986	—	—	—	—	—	—
Asset impairment	5,944	—	—	—	—	—	—

Gross Profit	108,819	315,133	438,535	403,605	384,032	279,367	262,141
Selling, general and administrative expenses	158,564	210,501	283,825	271,871	246,044	174,897	165,165
Goodwill and other intangible asset impairments	622,564	—	—	—	—	—	—
Restructuring charge	7,488	909	—	—	—	—	—

Income (loss) from operations	(679,797)	103,723	154,710	131,734	137,988	104,470	96,976
Interest income	360	917	1,085	725	5,432	5,019	68
Interest expense	(13,029)	(17,859)	(23,535)	(28,829)	(24,915)	(14,459)	(15,126)
Loss on debt refinancing	—	—	—	—	—	—	(9,879)
Other (expense) income, net	757	1,022	(1,880)	1,195	527	1,181	2,618

Income (loss) before income taxes	(691,709)	87,803	130,380	104,825	119,032	96,211	74,657
Provision (benefit) for income taxes	(46,863)	33,536	51,499	41,096	45,236	40,260	29,767

Net income (loss)	(644,846)	54,267	78,881	63,729	73,796	55,951	44,890

Earnings (loss) per share:
Basic	$(33.12)	$2.81	$4.08	$3.25	$3.70	$2.73	$2.28

Diluted	$(33.12)	$2.79	$4.05	$3.06	$3.45	$2.68	$2.24

Weighted average shares outstanding:
Basic	19,468	19,308	19,332	19,582	19,959	20,501	19,709
Diluted	19,468	19,455	19,486	20,793	21,395	20,857	19,996
Ratio of Earnings to Fixed Charges(2)	— (3)	5.40	5.95	4.27	5.30	6.93	5.48

(1)	Fiscal 2008 includes 53 weeks of operating activity.

(2)	For purposes of calculating the ratio of earnings to fixed charges: (a) “earnings” are defined as earnings (loss) from continuing operations before provision for income taxes and fixed charges; and (b) “fixed charges” consist of net interest expense on all indebtedness, deferred financing charges and an estimate of the interest within rental expense.

(3)	The pre-tax loss from continuing operations for the fiscal nine months ended August 2, 2009 were not sufficient to cover fixed charges by a total of $676,787. As a result, the ratio of earnings to fixed charges has not been computed for this period.

	Nine Months Ended		Fiscal Year
	August 2, 2009	July 27, 2008	2008(1)	2007	2006	2005	2004
	(In thousands, except per share data)

Statement of Cash Flows and Balance Sheet Data:
Cash flow from operating activities	$75,340	$3,224	$40,194	$137,625	$121,514	$118,267	$23,730
Total assets	627,635	1,396,696	1,380,701	1,343,058	1,299,701	990,219	786,426
Total debt	473,710	474,630	474,400	497,037	497,984	373,000	216,700
Stockholders’ equity (deficit)	(18,221)	598,650	623,829	539,696	498,409	444,144	401,177
Cash dividends per share(2)	—	—	—	—	—	—	—

(1)	Fiscal 2008 includes 53 weeks of operating activity.

(2)	We did not pay dividends on our common stock for any of the periods referred to above.

Selected Unaudited Pro Forma Consolidated Financial Data

The following selected unaudited pro forma consolidated financial data for the year ended November 2, 2008, and as of and for the nine months ended August 2, 2009 has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The selected unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the recapitalization plan occurred at the beginning of the periods presented, nor is it indicative of our future financial position or results of operations.

The unaudited pro forma financial information presented in this prospectus/disclosure statement does not give effect to the pro forma impact of the transactions contemplated by the prepackaged plan. The filing of a prepackaged plan would result in the application of restart accounting which could significantly change to recorded value of asset, liabilities and stockholders’ equity.

The unaudited pro forma adjustments were prepared based on the assumptions we believe are reasonable. The unaudited pro forma summary selected consolidated balance sheet as of August 2, 2009, gives effect to the recapitalization plan as if it had occurred on August 2, 2009. The unaudited pro forma summary selected condensed consolidated statements of operations for the year ended November 2, 2008, and the nine months ended August 2, 2009, give effect to the recapitalization plan as if it had occurred on October 29, 2007.

Due to the fact that the transactions contemplated by the recapitalization plan have not yet been completed, except as indicated, the unaudited pro forma summary selected financial information assumes that:

•	100% of the convertible notes are exchanged for a combination of $500 in cash and 390 shares of common stock for each $1,000 principal amount of the convertible notes and accrued and unpaid interest thereon;

•	the conversion price of the Series B convertible preferred stock to be issued in the CD&R investment is $1.2748 per share of common stock;

•	the restructuring is effected through the consummation of the recapitalization plan as opposed to the prepackaged plan;

•	the market price for common stock for all computations is $2.61 per share, which was the closing market price on September 4, 2009; and

•	the fair market value of the derivative liability related to default dividend rates is expected to be $7.5 million ($4.6 million net of tax) in all periods.

If (1) the consideration offered in this exchange offer changes, (2) the conversion price of the Series B convertible preferred stock changes (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti–Dilution Adjustments”) and/or (3) we are required to file the prepackaged plan (see “The Prepackaged Plan”), the unaudited pro forma adjustments could be materially different. These adjustments could result in significant differences in the estimates for the embedded derivative liability of the Series B convertible preferred stock, the estimated beneficial conversion feature of the Series B convertible preferred stock, and the estimated debt extinguishment cost of the convertible notes.

The selected unaudited pro forma consolidated financial information has been derived from our consolidated financial statements for the fiscal year ended in 2008, which are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009 and our consolidated financial statements for the quarterly period ended August 2, 2009, which are included in our quarterly report on Form 10-Q, each of which is incorporated herein by reference and should be read in conjunction with “Selected Consolidated Financial and Other Data” and “Unaudited Pro Forma Financial Information” and the consolidated financial statements and related notes included in this prospectus/disclosure statement. Our financial statements and schedules included in this prospectus/disclosure statement have been prepared on the assumption that we have the ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

	Pro Forma (unaudited)
	Nine Months	Year Ended
	Ended August 2,	November 2,
	2009	2008
	(In thousands, except per share data)

Statement of Operations Data:
Sales	$723,522	$1,764,159
Net income (loss)	(642,851)	88,400
Dividends and accretion on Series B convertible preferred stock	28,898	35,119
Net income (loss) available to common stockholders	$(671,749)	53,281
Earnings (loss) per share:
Basic	$(2.15)	$0.18
Diluted	$(2.15)	$0.18
Weighted average shares outstanding:
Basic	90,002	89,866
Diluted	90,002	89,866

Pro Forma (unaudited)
As of August 2, 2009
(In thousands, except per share data)

Balance Sheet Data:
Total assets	$587,091
Total debt	150,420
Series B convertible preferred stock	212,579
Stockholders’ equity	50,441

RISK FACTORS

Before you participate in this exchange offer or vote on the prepackaged plan, you should carefully consider the risks described below. You should also consider the other information included or incorporated by reference in this prospectus/disclosure statement before deciding whether to participate in this exchange offer or how to vote on the prepackaged plan.

Risks Relating to NOT Accepting the Exchange Offer or Rejecting the Prepackaged Plan

The following risks specifically apply to the extent a holder of convertible notes elects not to participate in this exchange offer or to vote against the prepackaged plan. There are additional risks attendant to being an investor in our securities that you should review, whether or not you elect to tender your convertible notes. These risks are described in “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 2, 2008 and Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarterly periods ended February 1, 2009, May 3, 2009 and August 2, 2009, each of which is incorporated by reference herein.

If the minimum tender condition is not met for this exchange offer and we cannot implement the recapitalization plan, there nonetheless may be sufficient votes to accept the prepackaged plan to accomplish the restructuring.

The consummation of this exchange offer is conditioned upon, among other things, satisfaction of the minimum tender condition. If we are not able to complete the recapitalization plan because the minimum tender condition is not met or waived or for any other reason, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, as an alternative to the recapitalization plan, we may elect and, under the terms of the investment agreement, we may be required, to seek confirmation of the prepackaged plan in a chapter 11 proceeding.

To obtain confirmation of the prepackaged plan without invoking the “cram-down” provisions of the Bankruptcy Code, each class of claims or interests that is impaired must vote to accept the prepackaged plan. An impaired class of claims (such as holders of convertible notes) is deemed to accept a plan of reorganization if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast ballots vote to accept the prepackaged plan. If the prepackaged plan is confirmed by the bankruptcy court, it will bind all holders of claims against, and equity interests in, the Company regardless of whether they voted for, against or did not vote at all on the prepackaged plan.

Therefore, assuming the prepackaged plan satisfies the other requirements of the Bankruptcy Code, a significantly smaller number of claim holders can bind other claim holders to the terms of the prepackaged plan than are required to effect this exchange offer and the other transactions contemplated by the recapitalization plan. Additionally, since claims and equity interests are grouped in classes for the purpose of voting on the prepackaged plan, holders of claims and interests may be bound by the decisions of other claim or interest holders in a way that they otherwise would not outside of bankruptcy.

The confirmation and effectiveness of the prepackaged plan are subject to certain conditions that may not be satisfied and are different from those under the recapitalization plan. We cannot assure you that all requirements for confirmation and effectiveness of the prepackaged plan will be satisfied or that the bankruptcy court will conclude that the requirements for confirmation and effectiveness of the prepackaged plan have been satisfied. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan” and “The Prepackaged Plan—Conditions to the Effective Date of the Prepackaged Plan.”

If we are not able to consummate the exchange offer, the prepackaged plan or the CD&R investment, we do not expect that we will be able to meet our obligations to repurchase the convertible notes pursuant to the rights of the holders thereof to such repurchase on November 15, 2009, and we will likely be in default under our existing credit agreement, the convertible notes indenture, and our swap agreement on November 6, 2009 and our obligations under such agreements may become immediately due and payable.

The consummation of the exchange offer or, in the alternative, confirmation of the prepackaged plan, is a condition to the CD&R investment and the term loan refinancing to accomplish the restructuring. If we are unable to consummate the restructuring, we do not expect that we will have, or have access to, sufficient liquidity to meet our debt obligations. As a result, we will have an immediate need to pursue other alternatives to manage our liquidity needs, including potentially filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan. See “Risk Factors—If we do not consummate the restructuring by November 6, 2009, adverse capital and credit market conditions may significantly and adversely affect our ability to otherwise refinance our existing debt.”

Unless we consummate the restructuring, we do not expect that we will have, or have access to, sufficient liquidity to meet our debt repayment/repurchase obligations, including any potential acceleration of our existing term loan indebtedness and our obligation to repurchase the convertible notes at the option of the holders thereof on November 15, 2009, the next scheduled repurchase date. Due to our non-compliance as of August 2, 2009 with the required leverage, senior leverage and interest coverage ratios in our existing credit agreement, our outstanding indebtedness of approximately $293.3 million thereunder may be declared immediately due and payable as early as November 6, 2009, the date the current waiver from the lenders under our existing credit agreement expires. In the event that we do not repay such borrowings upon acceleration, the lenders under our existing credit agreement could exercise their remedies as secured creditors with respect to the collateral securing such borrowings. A failure to pay or refinance such borrowings will also result in a default under the convertible notes indenture, which could also then be declared immediately due and payable, and under our swap agreement, which could then be terminated by the counterparty thereto. If all such indebtedness, which totaled approximately $473.7 million as of August 2, 2009 and such amounts payable pursuant to the termination of the swap agreement, were to become due and payable on November 6, 2009, it would result in a material adverse effect on our financial condition, operations and debt service capabilities. As of August 2, 2009, excluding restricted cash, we had a current cash balance of approximately $105.4 million to address our liquidity needs. For a description of our non-compliance with the financial ratio covenants under our existing credit agreement, see our quarterly report on Form 10-Q for the quarter ended August 2, 2009, our current reports on Form 8-K filed on May 21, 2009, July 15, 2009 and August 27, 2009 and “Incorporation of Certain Documents by Reference.”

In such event, we will have an immediate need to pursue other alternatives to manage our liquidity needs, including potentially filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan. We do not expect, and there can be no assurance, that any alternative to such bankruptcy filing would be found. There can be no assurance as to the value, if any, that would be available to holders of convertible notes in the case of any such bankruptcy filing. The convertible notes are unsecured obligations of the Company and rank junior to the secured obligations under our existing credit facility. Accordingly, upon any distribution to our creditors in any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding relating to us or our property, the holders of our term loans under our existing credit facility will be entitled to be paid in full before any payment may be made with respect to the convertible notes.

If we are unable to consummate this exchange offer, the prepackaged plan or the CD&R investment, the Company will face an immediate liquidity crisis that could likely result in the Company filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan, which could materially adversely affect the relationships between us and our existing and potential customers, employees, partners and other stakeholders.

We believe that seeking relief under the Bankruptcy Code by filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan could materially adversely affect the relationships between us and our existing and potential customers, employees, partners and other stakeholders. For example:

•	such a bankruptcy filing could erode our customers’ confidence in our ability to provide our products and services and, as a result, there could be a significant and precipitous decline in our revenues, profitability and cash flow;

•	employees could be distracted from performance of their duties, or more easily attracted to other career opportunities;

•	it may be more difficult to attract or replace key employees;

•	lenders and other partners could seek to terminate their relationship with us, require financial assurances or enhanced performance, or refuse to provide credit on the same terms as prior to the reorganization case;

•	we could be forced to operate in bankruptcy for an extended period of time while we tried to develop a reorganization plan that could be confirmed, which we believe may impair our business and prospects;

•	our suppliers, vendors, and service providers could terminate their relationship with us or require financial assurances or enhanced performance;

•	we may not be able to obtain debtor-in-possession financing to sustain us during the bankruptcy case under the Bankruptcy Code; or

•	if we are not able to confirm and implement a plan of reorganization or if sufficient debtor-in-possession financing is not available, we may be forced to liquidate under chapter 7 of the Bankruptcy Code.

In addition, any distributions that you may receive in respect of your convertible notes under a liquidation or under a protracted reorganization case or cases under the Bankruptcy Code other than in connection with the prepackaged plan would likely be substantially delayed and the value of any potential recovery likely would be adversely impacted by such delay.

Furthermore, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding other than in connection with the prepackaged plan, there can be no assurance as to the value, if any, that would be available to holders of convertible notes. The convertible notes are unsecured obligations of the Company and rank junior to the secured obligations under our existing credit facility. Accordingly, upon any distribution to our creditors in any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding relating to us or our property other than in connection with the prepackaged plan, the holders of our indebtedness under our existing credit facility will be entitled to be paid in full before any payment may be made with respect to the convertible notes. If you do not tender your convertible notes or vote to accept the prepackaged plan, you may receive less value for the convertible notes in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding other than the prepackaged plan than you would under the restructuring.

Risks Relating to Accepting the Exchange Offer or to the Effectiveness of the Prepackaged Plan and Becoming Holders of Common Stock

The following risks specifically apply only to holders of common stock issued pursuant to this exchange offer or, in the alternative, the prepackaged plan, and should be considered, along with the other risk factors, by holders of convertible notes. There are additional risks attendant to being an investor in our securities that you should review, whether or not you elect to tender your convertible notes. These risks are described in “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 2, 2008, and Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarterly periods ended February 1, 2009, May 3, 2009 and August 2, 2009, each of which is incorporated by reference herein.

The exchange ratio for this exchange offer or, in the alternative, the prepackaged plan does not reflect any independent valuation of the convertible notes or shares of common stock.

We have not obtained or requested, and do not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the exchange ratios or the relative values of convertible notes and shares of common stock. If you tender your convertible notes or vote to accept the prepackaged plan and the exchange offer is consummated or the prepackaged plan is confirmed and becomes effective, you may or may not receive more than or as much value as you would if you choose to keep your convertible notes (whether this exchange offer was or was not consummated) or if the prepackaged plan did not become effective and in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding other than in connection with the prepackaged plan, you may have a smaller claim than if you had retained your convertible notes and you may recover less than you would have had you retained your convertible notes.

The consummation of each of this exchange offer and the prepackaged plan is subject to satisfaction of certain conditions, including the receipt of proceeds from the CD&R investment.

The consummation of this exchange offer is subject to the receipt of proceeds from the CD&R investment (which is itself subject to several conditions, including the consummation of the term loan refinancing and the ABL financing and the expiration or termination of any waiting period required to consummate the CD&R investment under the Austrian Act (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment”)), the minimum tender condition and effectiveness of the registration statement of which this prospectus/disclosure statement forms a part. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

The effective date of the prepackaged plan is subject to the entry of the confirmation order and the absence of a stay of such order, the receipt of proceeds from the CD&R investment, the consummation of the term loan refinancing, the consummation of the ABL financing and such other conditions as to which the Company and the CD&R Fund may reasonably agree. See “The Prepackaged Plan—Conditions to the Effective Date of the Prepackaged Plan.”

There can be no assurance that any of such conditions will be met.

Holders of the convertible notes who participate in this exchange offer or, in the alternative, receive common stock pursuant to the prepackaged plan will lose their rights under the convertible notes indenture.

Holders whose convertible notes are accepted for exchange and receive shares of common stock, or holders who receive shares of common stock pursuant to the prepackaged plan, will lose all rights associated with the convertible notes. Please see “The Exchange Offer—Material Differences in the Rights of Holders of Convertible Notes and Common Stock” for a more detailed description of the material differences in your rights as a result of the restructuring.

There are risks associated with the common stock.

The value of the common stock may be adversely affected by a number of factors, including many of the risks described in this prospectus/disclosure statement. If, for example, our stockholders decide to sell a substantial number of their shares of common stock, the value of the common stock could decline. Similarly, if we fail to comply with the covenants in our existing credit agreement (which are also incorporated into our existing swap agreement), the amended credit agreement, the ABL agreement or the convertible notes indenture, as applicable, resulting in an event of default thereunder, certain of our outstanding indebtedness could be accelerated, which could have a material adverse effect on the value of the common stock.

If our common stock is deemed a “penny stock,” its liquidity will be adversely affected.

As of October 8, 2009, the closing stock price for our common stock was $2.78 per share. If the market price for our common stock falls below $1.00 per share, our common stock may be deemed to be a penny stock. If our common stock is considered a penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be delivered to each purchaser of a penny stock, disclosing sales commissions and current quotations for the securities. Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because of these additional conditions, some brokers may choose not to effect transactions in penny stocks. This could have an adverse effect on the liquidity of our common stock.

The common stock is junior to all of our other securities, including our existing and future indebtedness and the Series B convertible preferred stock.

The common stock is the most junior of all of our securities. As a result, our existing and future indebtedness and other non-equity claims, as well as our preferred stock, including the Series B convertible preferred stock, will rank senior to the common stock as to rights upon any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding relating to the Company. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding, our creditors and holders of our preferred stock will have a superior claim and interest, as applicable, to the interests of holders of our common stock. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets for distribution in respect of the common stock. In addition, in the event of a change of control, holders of the Series B convertible preferred stock may be entitled to superior rights relative to the holders of common stock, including a right to require redemption by the Company of such Series B convertible preferred stock. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Change of Control Redemption Right.”

The issuance of shares of common stock in this exchange offer or, in the alternative, pursuant to the prepackaged plan and the issuance of shares of Series B convertible preferred stock upon consummation of the CD&R investment will dilute the ownership interest of our existing stockholders and may not be fully reflected in the current market price of our common stock and we cannot predict the price at which our common stock will trade following the restructuring.

As of September 4, 2009, we had approximately 19,981,585 shares of common stock issued and outstanding, excluding shares held by us as treasury stock. Assuming that we complete the restructuring and all outstanding convertible notes are tendered and accepted in this exchange offer or retired pursuant to the prepackaged plan, based on the number of shares of common stock authorized, issued and outstanding as of September 4, 2009, at the closing of, and after giving effect to, the restructuring:

•	holders of convertible notes would receive 70,200,000 shares of common stock, or approximately 24.5% of our voting power;

•	the CD&R Fund would receive 250,000 shares of Series B convertible preferred stock convertible into 196,109,194 shares of common stock based on the initial conversion price (assuming that we have sufficient authorized but unissued shares to permit such conversion, which, after giving effect to the restructuring, we do not expect to have (see “Summary—The Restructuring—CD&R Investment”)), or approximately 68.5% of our voting power;

•	our current stockholders would continue to hold approximately 19,981,585 shares of common stock, or approximately 7.0% of our voting power.

The average daily trading volume of our common stock on the NYSE during the three months ending August 2, 2009, was approximately 1.21 million shares. Given these low trading volumes relative to the number of shares of common stock outstanding, any sales in the public market of the shares of common stock issuable in this exchange offer or, in the alternative, pursuant to the prepackaged plan, are likely to adversely affect the prevailing market price of our common stock.

This issuance of the common stock in this exchange offer or, in the alternative, pursuant to the prepackaged plan and the issuance of the Series B convertible preferred stock in the CD&R investment could materially depress the price of our common stock if holders of a large number of shares of common stock attempt to sell all or a substantial portion of their holdings following the restructuring. Pursuant to the lock-up agreements, unless the shares of common stock issuable in respect of the convertible notes subject to the lock-up agreements are registered or are otherwise freely tradable pursuant to the provisions of the Bankruptcy Code, we agreed to enter into registration rights agreements that will provide registration rights to holders of convertible notes who are parties to the lock-up agreements in the event that this exchange offer is consummated. See “The Restructuring—The Lock-Up Agreements.” In accordance with the terms of the lock-up agreements or, in the alternative, pursuant to the prepackaged plan, such registration rights agreement would, among other things and subject to certain conditions, obligate us to file with the SEC a shelf registration statement covering resales of the common stock received by such noteholders on a delayed or continuous basis. Upon effectiveness of such shelf registration statement, holders of notes that executed a lock-up agreement, which hold more than 79% of the aggregate principal amount of the outstanding convertible notes, would be able to freely transfer their shares of common stock received pursuant to the exchange offer. We cannot predict what the demand for our common stock will be following the restructuring, how many shares of our common stock will be offered for sale or be sold following the restructuring, or the price at which our common stock will trade following the restructuring.

The Series B convertible preferred stock may be dilutive to our stockholders from and after the closing of the restructuring. The Series B convertible preferred stock will accrue dividends, which may be paid in cash or in kind. If dividends on the Series B convertible preferred stock are paid in kind, they will dilute the ownership interest of our stockholders. In addition, the dividend rate of the Series B convertible preferred stock will increase upon the occurrence of certain events which constitute defaults under the terms of the Series B convertible preferred stock, which may cause further dilution. Furthermore, the Series B convertible preferred stock also provides for anti-dilution rights, which may dilute the ownership interest of stockholders in the future.

Upon issuance, the Series B convertible preferred stock will accrue dividends at a rate per annum of 12.00% if paid in kind or at a rate per annum of 8.00% if paid in cash, unless and until such dividends are reduced to 0.00%, which will occur if the trading price per share of common stock equals or exceeds two times a specified target price (which is equal to $1.2748 at the closing of the restructuring, but is subject to adjustments thereafter) for each trading day during any period of 20 consecutive trading days occurring after the 30-month anniversary of the closing of the restructuring.

If dividends on the Series B convertible preferred stock are paid in kind, it will dilute the ownership interest of stockholders, including holders of convertible notes who become holders of common stock pursuant to this exchange offer or pursuant to the prepackaged plan.

Furthermore, upon the occurrence of a default, the applicable dividend rate is subject to increase by:

•	6.00% per annum, if the default is the result of a failure by us after June 30, 2011 to reserve and keep available for issuance a number of shares of common stock equal to 110% of the number of shares of common stock issuable upon conversion of all outstanding shares of Series B convertible preferred stock; or

•	3.00% per annum for any other default.

See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends.”

After giving effect to the restructuring, we do not expect to have sufficient authorized but unissued shares of common stock to enable the conversion of all 250,000 shares of Series B convertible preferred stock to be issued to the CD&R Fund pursuant to the CD&R investment. Pursuant to the stockholders agreement (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement”), from and after the closing of the restructuring, we will use our best efforts and take all corporate actions necessary to obtain approval from holders of our common stock of an amendment to Article FOURTH, section 1 of our restated certificate of incorporation to increase the number of authorized shares of common stock. However, there is no assurance that we will be able to obtain such approval. In the event that we do not obtain such approval prior to June 30, 2010, the dividend rate with respect to the Series B convertible preferred stock will increase by 3.00% per annum, and if we do not obtain such approval prior to June 30, 2011, the dividend rate will increase by an additional 3.00% per annum (resulting in an aggregate increase of 6.00% per annum) as described in “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends—Default Dividend Rate.” See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendments to our Restated Certificate of Incorporation.” In such event, stockholders’ ownership interest in the Company will be further diluted to the extent that dividends paid in respect of such additional default dividend rate are dividends paid in kind.

As further described in “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti–Dilution Adjustments,” the conversion price of the Series B convertible preferred stock is subject to adjustment, including if the Company issues common stock or other securities below the then-current market price or, during the first three years after the closing of the restructuring, below the then-current conversion price. Adjustments to the conversion price will dilute the ownership interest of stockholders.

At the closing of the CD&R investment, we will enter into a stockholders agreement with the CD&R Fund pursuant to which the CD&R Fund will have substantial governance and other rights.

At the closing of the CD&R investment, we will enter into a stockholders agreement with the CD&R Fund setting forth certain terms and conditions regarding the CD&R investment and the ownership of the CD&R Fund’s shares of Series B convertible preferred stock. Pursuant to the stockholders agreement with the CD&R Fund, subject to certain ownership and other requirements and conditions, the CD&R Fund will have the right to appoint a majority of directors to our board of directors, including the “Lead Director” or Chairman of the Executive Committee of our board of directors, and will have consent rights over a variety of significant corporate and financing matters, including, subject to certain customary exceptions and specified baskets, sales and acquisitions of assets, issuances and redemptions of equity, incurrence of debt, the declaration or payment of extraordinary distributions or dividends and changes to the Company’s line of business. In addition, the CD&R Fund will be granted subscription rights under the terms and conditions of the stockholders agreement. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement.”

Further, effective as of the closing, the Company will be required to have taken all corporate action and filed all election notices or other documentation with the NYSE necessary to elect to take advantage of the exemptions to the requirements of sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual and, for so long as we qualify as a “controlled company” within the meaning set forth in the NYSE Listed Company Manual or any similar provision in the rules of a stock exchange on which the securities of the Company are quoted or listed for trading, we have agreed to use our reasonable best efforts to take advantage of the exemptions therein. Such exemptions would exempt us from compliance with the NYSE’s requirements for companies listed on the NYSE to have (1) a majority of independent directors, (2) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (3) charters for the nominating/corporate governance committee and the compensation committee, in each case, addressing certain specified matters. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement with Respect to Controlled Company Status.”

The Series B convertible preferred stock to be issued in connection with the CD&R investment has substantial rights and will rank senior to the common stock.

Assuming consummation of the CD&R investment, if your convertible notes are accepted for exchange for cash and shares of common stock in this exchange offer or if you receive cash and common stock under the prepackaged plan, your shares of common stock will rank junior as to dividend rights, redemption payments and rights (including as to distribution of assets) in any liquidation, dissolution, or winding-up of the affairs of the Company and otherwise to the shares of Series B convertible preferred stock to be issued to the CD&R Fund in connection with the CD&R investment. The terms of the Series B convertible preferred stock will entitle the holders thereof to vote on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable) with the holders of common stock. At the closing of the restructuring, we expect that the CD&R Fund will have a majority voting position and holders of common stock will be in the minority. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Voting Rights.” In addition, certain actions by the Company, including, upon the occurrence of certain specified defaults, the adoption of an annual budget, the hiring and firing, or the changing of the compensation, of executive officers and the commitment, resolution or agreement to effect any business combination, among others, require the prior affirmative vote or written consent of the holders representing at least a majority of the then-outstanding shares of Series B convertible preferred stock, voting together as a separate class. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Voting Rights—Class Voting Rights” and “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Voting Rights—Special Contingent Voting Rights.” This level of control, together with the CD&R Fund’s rights under the stockholders agreement, could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our business or our stockholders. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement.”

Furthermore, the terms of the Series B convertible preferred stock also provide for anti-dilution rights, which may dilute the ownership interest of stockholders in the future, and change of control redemption rights, which may entitle the holders of Series B convertible preferred stock to receive higher value for their shares of Series B convertible preferred stock than the shares of common stock would receive in the event of a change of control (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B convertible preferred Stock—Convertibility and Anti-Dilution Adjustments” and see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Change of Control Redemption Right”). In addition, the terms of the Series B convertible preferred stock also provide that the CD&R Fund will participate in common stock dividends, receive preferred dividends and have preferential rights in liquidation, including make whole rights (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends”).

The trading price of our common stock has been and may continue to be volatile.

The trading price of our common stock has fluctuated in the past and is subject to significant fluctuations in response to the following factors, some of which are beyond our control:

•	variations in quarterly operating results;

•	deviations in our earnings from publicly disclosed forward-looking guidance;

•	changes in earnings estimates by analysts;

•	our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;

•	general conditions in the metal components and engineered building systems industries;

•	uncertainty about current global economic conditions;

•	fluctuations in stock market price and volume; and

•	other general economic conditions.

During fiscal 2008, the sale prices of our common stock on the NYSE ranged from a high of approximately $40.95 per share to a low of approximately $14.25 per share. Since the beginning of fiscal 2009, the sale prices of our common stock on the NYSE ranged from a high of approximately $19.35 per share to a low of approximately $1.76 per share. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to ours. Some of these fluctuations have been unrelated to the operating performance of the affected companies. These market fluctuations may decrease the market price of the common stock in the future.

If we cannot meet the NYSE’s continued listing requirements, the NYSE may delist our common stock, and such a delisting could have an adverse impact on the liquidity and market price of the common stock.

Our common stock is currently listed on the NYSE. In the future, we may not be able to meet the NYSE’s continued listing requirements, which include, among other things: (1) that the average closing price of our common stock be above $1.00 over 30 consecutive trading days; (2) that our average global market capitalization over a consecutive 30 trading-day period is at or above $50.0 million or, if our average global market capitalization over a consecutive 30 trading-day period is less than $50.0 million, that our total stockholders’ equity is at or above $50.0 million; and (3) that the average market capitalization be at least $15.0 million over 30 consecutive trading days. The closing price of our common stock on October 8, 2009 was $2.78 per share, and our market capitalization was approximately $55.5 million as of such date.

A delisting of our common stock could negatively affect holders of common stock and negatively affect us by, among other things, reducing the liquidity and market price of our common stock; reducing the number of investors willing to hold or acquire our common stock, which could negatively affect our ability to raise equity financing; decreasing the amount of news and analyst coverage for our company; and limiting our ability to issue additional securities or obtain additional financing in the future.

We are not currently paying dividends on our common stock and have no current plans to do so in the future.

Historically, we have not paid dividends on our common stock and have no current plans to do so in the future. Furthermore, the terms of our existing credit agreement restrict our ability to do so, and we expect that, if the term loan refinancing or the ABL financing is consummated, the amended credit agreement or the ABL agreement, respectively, will have similar restrictions. In addition, under the terms of the Series B convertible preferred stock, the holders of such shares would participate in any declared common stock dividends and also receive preferred dividends, reducing the cash available to holders of common stock. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock.” Our other future indebtedness, if any, may also restrict payment of dividends on our common stock. Also, assuming the consummation of the CD&R investment, we may not declare or pay any extraordinary dividend or distribution without the prior consent of the CD&R Fund pursuant to the stockholders agreement. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Consent Rights.”

In addition, the terms of the Series B convertible preferred stock will limit the circumstances under which the Company will be able to pay dividends or make distributions on junior securities, including common stock. Specifically, at all times during which shares of Series B convertible preferred stock are issued and outstanding, we may not (1) declare, pay or set aside for payment any dividends or distributions upon any junior securities, except for certain limited exceptions or (2) repurchase, redeem or otherwise acquire any junior securities for any consideration or pay any moneys or make available for a sinking fund for the redemption of any shares of such junior securities, except for certain limited exceptions, unless, in each case, the Company has access to sufficient lawful funds to redeem in full all shares of the Series B convertible preferred stock then issued and outstanding. In addition, subject to certain limited exceptions, at any time during which a default under the terms of the Series B convertible preferred stock is occurring, we may not declare or pay or set apart for payment any dividend or other distribution with respect to any junior securities, or redeem, purchase or otherwise acquire for any consideration any junior securities. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends—Restrictions with Respect to Junior Securities Dividends.”

We may issue securities senior to the common stock without your approval.

We may authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the common stock with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding-up without the consent of the holders of the outstanding common stock, subject to applicable laws and our obligations under the stockholders agreement.

Change-of-control, consent or notice provisions in agreements may be triggered upon the completion of this exchange offer or, in the alternative, the effectiveness of the prepackaged plan.

We may be a party to agreements that contain change-of-control, consent or notice provisions that may be triggered following the issuance of the shares of common stock in this exchange offer, or in the alternative, pursuant to the prepackaged plan and/or the consummation of the CD&R investment. These change-of-control, consent or notice provisions, if triggered and not waived by any beneficiaries of those provisions, could result in termination of an agreement or in unanticipated expenses following the restructuring and could adversely affect our results of operations and financial condition.

If we file for bankruptcy protection after the consummation of this exchange offer, there is a risk that any cash consideration received in this exchange offer may be determined to be a preferential transfer and the court may require that such consideration be returned to the Company.

If a holder of convertible notes chooses to exchange its convertible notes in this exchange offer and receives cash consideration and if a bankruptcy involving the Company is commenced within 90 days after the consummation of this exchange offer (or one year after the consummation of this exchange offer if the holder of convertible notes is an insider of the Company), the bankruptcy court may determine that the holder of convertible notes received preferential treatment to the detriment of other unsecured creditors. In that event, any value received by such holder may be required to be returned. The holder of convertible notes would then have a claim against the bankruptcy estate equal to the value of the avoided transfer.

We may incur tax liability or lose tax attributes, and our ability to use certain of our tax attributes may be limited, as a result of the consummation of the recapitalization plan or the prepackaged plan.

We may incur cancellation-of-indebtedness income, which we refer to as COD income, for U.S. federal income tax purposes as a result of the consummation of the recapitalization plan or the prepackaged plan.

To the extent that we were considered insolvent from a tax perspective immediately prior to the consummation of the recapitalization plan, any such COD income generally would be excluded from our taxable income. Alternatively, if the discharge of our liability were to occur in a chapter 11 bankruptcy case pursuant to the prepackaged plan, any COD income from such discharge generally would be excluded from our taxable income.

If and to the extent any COD income is excluded from taxable income pursuant to the insolvency exception or the bankruptcy exception described above, we generally will be required to reduce certain of our tax attributes, including, but not limited to, our net operating losses, loss carryforwards, credit carryforwards and tax basis in certain assets. This may result in a significant reduction in, and possible elimination of, certain of our tax attributes.

If any COD income is not excluded from our taxable income and we do not have sufficient losses to offset fully such COD income, we may incur tax liability from such COD income. We may make an election under recently enacted section 108(i) of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, to defer the inclusion of all or a portion of any COD income resulting from the consummation of the recapitalization plan or the prepackaged plan, with the amount of deferred COD income becoming includible in taxable income ratably over a five-taxable-year period beginning in, if such consummation occurs in 2009, the fifth taxable year after such consummation.

Notwithstanding our ability to utilize our available losses to offset any such COD income for regular U.S. federal income tax purposes, we may nonetheless be subject to tax under the alternative minimum tax provisions of the Internal Revenue Code. Furthermore, if we make the election under section 108(i) of the Internal Revenue Code to defer our COD income, we may incur current state income tax liability with respect to such deferred COD income in states that do not recognize the election.

Because we are expected to undergo an ownership change under section 382 of the Internal Revenue Code as a result of the restructuring, our ability to use our loss carryforwards, if any, and certain other tax attributes may be subject to limitation under section 382 of the Internal Revenue Code.

Risks Relating to the Prepackaged Plan

The prepackaged plan may have a material adverse effect on our operations.

The prepackaged plan solicitation or any subsequent commencement of a prepackaged chapter 11 case could adversely affect the relationships between us and our customers, employees, partners and others. There is a risk, due to uncertainty about our future, that:

•	customers could seek alternative suppliers;

•	such a bankruptcy filing could erode our customers’ confidence in our ability to provide our products and services and, as a result, there could be a significant and precipitous decline in our revenues, profitability and cash flow;

•	it may be more difficult to attract or replace key employees;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	our suppliers, vendors, and service providers could terminate their relationship with us or require financial assurances or enhanced performance.

These factors could adversely affect our ability to obtain confirmation of the prepackaged plan.

Our business may be negatively affected if we are unable to assume our executory contracts.

The prepackaged plan provides for the assumption of all executory contracts and unexpired leases other than those leases and contracts that we specifically reject. Our intention is to preserve as much of the benefit of our existing contracts and leases as possible. However, some limited classes of executory contracts may not be assumed in this way. In these cases, we would need to obtain the consent of the counterparty to maintain the benefit of the contract. There is no guaranty that such consent would either be forthcoming or that conditions would not be attached to any such consent that make assuming the contracts unattractive. We would then be required to either forego the benefits offered by such contracts or to find alternative arrangements to replace them. We intend to attempt to pass through to the reorganized company all licenses in respect of patents, trademarks, copyright or other intellectual property that cannot otherwise be assumed pursuant to the Bankruptcy Code. The counterparty to any contract that we seek to pass through may object to our attempt to pass through the contract and require us to seek to assume or reject the contract or seek approval of the bankruptcy court to terminate the contract. In such an event, we could lose the benefit of the contract, which could harm our business.

We may not be successful in obtaining first day orders to permit us to pay our key suppliers in the ordinary course of business.

We have tried to address potential concerns of our key customers, vendors, employees, licensors/licensees and other key parties in interest that might arise from the filing of the prepackaged plan through a variety of provisions incorporated into or contemplated by the prepackaged plan, including our intention to seek appropriate court orders to permit us to pay our accounts payable to key parties in interest in the ordinary course, assume contracts with such parties in interest and in the case of those key vendors who have agreed to continue to extend business terms to us during and after our bankruptcy proceeding, to provide for the payments of prepetition accounts payable. However, there can be no guaranty that we will be successful in obtaining the necessary approvals of the bankruptcy court for such arrangements or for every party in interest we may seek to treat in this manner, and as a result, our business might suffer.

The bankruptcy court may not confirm the prepackaged plan.

In the event that the conditions to the recapitalization plan are not satisfied or, with the consent of the CD&R Fund, waived, including, for example, the minimum tender condition, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, as an alternative to the recapitalization plan, we may elect and, under the terms of the investment agreement, we may be required, to seek confirmation of the prepackaged plan in a chapter 11 bankruptcy proceeding. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Commencement of a Reorganization Case in Connection with the Prepackaged Plan Covenant.”

We cannot assure you that the prepackaged plan, if filed, will be confirmed by the bankruptcy court. Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by the bankruptcy court that the plan is “feasible,” that all claims and interests have been classified in compliance with the provisions of section 1122 of the Bankruptcy Code, and that, under the plan, each holder of a claim or interest within each impaired class either accepts the plan or receives or retains cash or property of a value, as of the date the plan becomes effective, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan.”

There can be no assurance that a bankruptcy court will conclude that the feasibility test and other requirements of section 1129 of the Bankruptcy Code have been met with respect to the prepackaged plan.

If the prepackaged plan is filed, there can be no assurance that modifications to such plan would not be required for confirmation, or that such modifications would not require a resolicitation of votes on the prepackaged plan. We believe that, if the prepackaged plan is confirmed, it would not be followed by a liquidation or an immediate need for further financial reorganization and that holders of claims and interests would receive or retain value that is not less than the value such holders would receive or retain if we were liquidated under chapter 7 of the Bankruptcy Code.

Moreover, the bankruptcy court could determine that our disclosures made in this document are inadequate and that the votes in favor of the prepackaged plan do not count. We would then have to commence the solicitation process again, which would include re-filing a plan of reorganization and disclosure statement. Typically, this process involves a 90-day or longer period and includes a court hearing for the required approval of a disclosure statement, followed (after bankruptcy court approval) by another solicitation of claim and interest holder votes for the plan of reorganization, followed by a confirmation hearing for the bankruptcy court to determine whether the requirements for confirmation have been satisfied, including the requisite claim and (if applicable) interest holder acceptances.

If the prepackaged plan is not confirmed, our reorganization case may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of claims and interests and our liquidation analysis are set forth under “The Prepackaged Plan—Liquidation Analysis.” We believe that liquidation under chapter 7 of the Bankruptcy Code would result in (1) smaller distributions being made to creditors than those provided for in the prepackaged plan because of (a) the likelihood that our assets would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time, (b) additional administrative expenses involved in the appointment of a trustee, and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations, and (2) no distributions being made to holders of our common stock.

If (1) our reorganization case is dismissed or converted into a case under chapter 7 of the Bankruptcy Code, or we filed a motion or other pleading with the bankruptcy court seeking the dismissal or conversion of the prepackaged plan proceeding or (2) if the bankruptcy court (a) grants relief that is materially inconsistent with the investment agreement or the prepackaged plan in any respect or (b) enters an order confirming any plan of reorganization other than the prepackaged plan, the CD&R Fund would have the right to terminate the investment agreement. See “The Restructuring—Description of the CD&R Investment—Termination of the Investment Agreement.”

If we commence a chapter 11 bankruptcy proceeding, other parties in interest might be permitted to propose alternative plans of reorganization that may be less favorable to certain of our constituencies than the prepackaged plan.

If our reorganization case is commenced, other parties in interest could seek authority from the bankruptcy court to propose an alternative plan of reorganization. Under the Bankruptcy Code, a debtor-in-possession initially has the exclusive right to propose and solicit acceptances of a plan of reorganization. However, such exclusivity period can be reduced or terminated upon order of the bankruptcy court. If such an order were to be entered, other parties in interest would then have the opportunity to propose alternative plans of reorganization.

If other parties in interest were to propose an alternative plan following expiration or termination of our exclusivity period, such a plan may be less favorable to existing equity interest holders and may seek to exclude these holders from retaining any shares of common stock under their plan. Alternative plans of reorganization also may treat less favorably the claims of a number of other constituencies, including our employees, our trading partners and customers. We consider maintaining relationships with our employees, customers and trading partners as critical to maintaining the value of our business as we restructure, and have sought to treat those constituencies accordingly. However, proponents of alternative plans of reorganization may not share our assessment and seek to impair the claims of such constituencies to a greater degree. If there were competing plans of reorganization, our reorganization case is likely to become longer and more complicated. If this were to occur, or if our employees or other constituencies important to our business reacted adversely to an alternative plan of reorganization, the adverse consequences discussed in the first risk factor in this section discussing risks related to the prepackaged plan could also occur.

If a bankruptcy proceeding is commenced by a third party against us or our subsidiaries (other than a bankruptcy contemplated by the prepackaged plan), the CD&R Fund may terminate the investment agreement if such proceeding has not been dismissed within 30 days of its commencement. See “The Restructuring—Description of the CD&R Investment—Termination of the Investment Agreement.”

The bankruptcy court may disagree with our classification of claims and interests.

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. We believe that the classification of claims and interests under the prepackaged plan complies with the requirements set forth in the Bankruptcy Code; however, once a chapter 11 case has been commenced, a claim or interest holder could challenge the classification. In such event, the cost of the prepackaged plan and the time needed to confirm the prepackaged plan may increase and we cannot assure you that the bankruptcy court will agree with our classification of claims and interests. If the bankruptcy court concludes that the classification of claims and interests under the prepackaged plan does not comply with the requirements of the Bankruptcy Code, we may need to modify the prepackaged plan. Such modification could require a resolicitation of votes on the prepackaged plan. If the bankruptcy court determined that our classification of claims and interests was not appropriate, the prepackaged plan may not be confirmed.

The bankruptcy court may find the solicitation of acceptances inadequate.

Usually, a plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a petition commencing a chapter 11 case. Nevertheless, a debtor may solicit votes prior to the commencement of a chapter 11 case in accordance with section 1126(b) of the Bankruptcy Code and bankruptcy rule 3018(b). Section 1126(b) of the Bankruptcy Code and bankruptcy rule 3018(b) require that:

•	the plan of reorganization be transmitted to substantially all creditors and other interest holders entitled to vote;

•	the time prescribed for voting is not unreasonably short; and

•	the solicitation of votes is in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation, including the Exchange Act and Rules 13e-4(d),

13e-4(e)(3), 14e-1 and 14e-4 promulgated under the Exchange Act. If no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information.

Section 1125(a)(1) of the Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical reasonable investor typical of holders of claims and interests to make an informed judgment about the plan. With regard to solicitation of votes prior to the commencement of a bankruptcy case, if the bankruptcy court concludes that the requirements of Bankruptcy Rule 3018(b) have not been met, then the bankruptcy court could deem such votes invalid, whereupon the prepackaged plan could not be confirmed without a resolicitation of votes to accept or reject the prepackaged plan. While we believe that the requirements of section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018 will be met, there can be no assurance that the bankruptcy court will reach the same conclusion.

Even if all classes of claims that are entitled to vote accept the prepackaged plan, we may fail to meet all conditions precedent to effectiveness of the prepackaged plan or the prepackaged plan may not become effective.

Although we believe that the effective date of the prepackaged plan will occur very shortly after confirmation of the prepackaged plan, there can be no assurance as to such timing.

The confirmation and effectiveness of the prepackaged plan are subject to certain conditions that may not be satisfied. We cannot assure you that all requirements for confirmation and effectiveness required under the prepackaged plan will be satisfied or that the bankruptcy court will conclude that the requirements for confirmation and effectiveness of the prepackaged plan have been satisfied. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan” and “The Prepackaged Plan—Conditions to Effective Date of the Prepackaged Plan.”

If the conditions precedent to the effective date, including entry of the confirmation order, the receipt of proceeds from the CD&R investment, the consummation of the term loan refinancing, the consummation of the ABL financing and such other condition as to which the Company and the CD&R Fund may reasonably agree, have not occurred, the prepackaged plan may be vacated by the bankruptcy court.

Furthermore, in the event that the CD&R Fund does not fund the CD&R investment, and without a suitable alternative new investment, we do not believe the prepackaged plan would meet the confirmation requirement of section 1129 of the Bankruptcy Code that the plan be “feasible.” See “The Prepackaged Plan—Confirmation of the Prepackaged Plan.” In that event, we will not seek confirmation of the prepackaged plan and your vote in favor of the prepackaged plan will be disregarded.

The lock-up agreement (dated August 31, 2009) (see “The Restructuring—The Lock-Up Agreements—Lock-Up Agreement (dated August 31, 2009)”) may be terminated by a number of holders that executed such lock-up agreement holding not less than two-thirds (2/3) in aggregate principal amount of all convertible notes held by all holders that executed such lock-up agreement if an event occurs that would provide either the Company or the CD&R Fund with the right to terminate the investment agreement under the terms of the investment agreement, which includes certain triggers relating to the timing of events in the prepackaged plan proceeding (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement”). The lock-up agreement (dated October 8, 2009) (see “The Restructuring—The Lock-Up Agreements—Lock-Up Agreement (dated October 8, 2009)”) may be terminated by a number of holders that executed such lock-up agreement holding not less than two-thirds (2/3) in aggregate principal amount of all convertible notes and obligations under our existing credit agreement held by all holders that executed such lock-up agreement if an event occurs that would provide either the Company or the CD&R Fund with the right to terminate the investment agreement under the terms of the investment agreement, which includes certain triggers relating to the timing of events in the prepackaged plan proceeding (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement”).

We cannot predict the amount of time that we would spend in bankruptcy for the purpose of implementing the prepackaged plan, and a lengthy bankruptcy proceeding would disrupt our business, as well as impair the prospect for reorganization on the terms contained in the prepackaged plan.

While we expect that a chapter 11 bankruptcy filing solely for the purpose of implementing the prepackaged plan would be of short duration (e.g., 60 days) and would not be unduly disruptive to our business, we cannot be certain that this would be the case. Although the prepackaged plan is designed to minimize the length of the bankruptcy proceeding, it is impossible to predict with certainty the amount of time that we may spend in bankruptcy, and we cannot be certain that the prepackaged plan would be confirmed. Even if confirmed on a timely basis, a bankruptcy proceeding to confirm the prepackaged plan could itself have an adverse effect on our business. There is a risk, due to uncertainty about our future, that:

•	customers could seek alternative sources of products from our competitors, including competitors that have comparatively greater financial resources and that are in little or no relative financial distress;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	business partners could terminate their relationship with us or require financial assurances or enhanced performance.

A lengthy bankruptcy proceeding would also involve additional expenses and divert the attention of management from operation of our business, as well as creating concerns for employees, suppliers and customers.

The disruption that a bankruptcy proceeding would inflict upon our business could increase with the length of time it takes to complete the proceeding, and the severity of that disruption would depend upon the attractiveness and feasibility of the prepackaged plan of reorganization from the perspective of the constituent parties on whom we depend, including vendors, employees and customers. If we are unable to obtain confirmation of the prepackaged plan on a timely basis, because of a challenge to the prepackaged plan or a failure to satisfy the conditions to the effectiveness of the prepackaged plan, we may be forced to operate in bankruptcy for an extended period while we try to develop a different reorganization plan that can be confirmed. A protracted bankruptcy case could increase both the probability and the magnitude of the adverse effects described above.

We may be unable to obtain adequate financing or authority to use cash collateral during the pendency of the bankruptcy proceeding.

On or shortly after commencing the prepackaged chapter 11 bankruptcy case, we intend to ask the bankruptcy court to authorize us to obtain debtor-in-possession financing and/or to use cash collateral to fund the prepackaged chapter 11 bankruptcy case. Such financing arrangements and access to cash collateral will provide liquidity during the pendency of the prepackaged chapter 11 bankruptcy case. There can be no assurance that the bankruptcy court will approve such financing arrangements or the use of cash collateral on the terms requested. Moreover, if the prepackaged chapter 11 bankruptcy case takes longer than expected to conclude, we may exhaust our financing and available cash collateral. There is no assurance that we will be able to obtain additional financing or an extension of the right to use cash collateral. In such case, the liquidity necessary for the orderly functioning of our businesses may be materially impaired.

We may seek to amend, waive, modify or withdraw the prepackaged plan any time prior to the confirmation of the prepackaged plan.

We reserve the right, prior to the confirmation or substantial consummation thereof, subject to the provisions of section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, to amend the terms of the prepackaged plan or waive any conditions thereto, if and to the extent such amendments or waivers are necessary or desirable to consummate the prepackaged plan. The potential impact of any such amendment or waiver on the holders of claims and interests cannot presently be foreseen, but may include a change in the economic impact of the prepackaged plan on some or all of the classes or a change in the relative rights of such classes. All holders of claims and interests will receive notice of such amendments or waivers required by applicable law and the bankruptcy court. If, after receiving sufficient acceptances, but prior to confirmation of the prepackaged plan, we seek to modify the prepackaged plan, the previously solicited acceptances will be valid only if (i) all classes of adversely affected creditors and interest holders accept the modification in writing or (ii) the bankruptcy court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders accepting claims and interests.

If we are unable to obtain confirmation of the prepackaged plan on a timely basis, then, in accordance with the terms of the investment agreement, the investment agreement may be terminated and we will not receive the proceeds of the CD&R investment.

If the reorganization case in connection with the prepackaged plan has been commenced and the effective date of the prepackaged plan has not occurred by a date that is no later than four weeks and ten days after the entry of the order confirming the prepackaged plan (provided, that the party seeking to so terminate has not breached in any material respect its obligations under the investment agreement in any manner that has been a proximate cause of the failure to consummate the CD&R investment on or before such date), either we or the CD&R Fund may terminate the investment agreement. The CD&R Fund also has the right to terminate the investment agreement if:

•	at any time after eight weeks after the filing of the prepackaged plan, the bankruptcy court has not entered the confirmation order with respect to the prepackaged plan on or prior to such date; or

•	the bankruptcy court enters an order denying confirmation of the prepackaged plan or the confirmation order is vacated or reversed and does not become a final order within four weeks and ten days after the entry of the confirmation order. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement.”

The distribution of proceeds in the prepackaged plan will be delayed until after the effective date.

If we file a chapter 11 case and the prepackaged plan is confirmed, the date of the distributions to be made pursuant to the prepackaged plan will be delayed until after the effective date of the prepackaged plan. We estimate that the process of obtaining court approval of the prepackaged plan will last approximately 30 days from the date of the commencement of our chapter 11 case but it could last considerably longer. The distribution would be delayed for a minimum of 11 days thereafter and may be delayed for a substantially longer period.

In the event that the restructuring is accomplished through the confirmation and effectiveness of the prepackaged plan, the Company would need to adopt “fresh start” accounting, which may have a material effect on the Company’s financial statements, and certain of the fair values established under fresh start reporting may differ materially from the values recorded on the Company’s historical financial statements and reflected or projected in this prospectus/disclosure statement.

In the event the restructuring is accomplished through the confirmation and effectiveness of the prepackaged plan pursuant to the Bankruptcy Code, the Company would need to adopt “fresh start” reporting as of its emergence from chapter 11 of the Bankruptcy Code, in accordance with applicable accounting rules. These rules require the Company to revalue its assets and liabilities to current estimated fair value, re-establish shareholders’ equity at the reorganization value determined in connection with the plan of reorganization, and record any portion of the reorganization value which cannot be attributed to specific tangible or identified intangible assets as goodwill. The adoption of fresh start accounting may have a material effect on the Company’s financial statements, and certain of the fair values established under fresh start reporting may differ materially from the values recorded on the Company’s historical financial statements and reflected or projected in this prospectus/disclosure statement. As a result, the Company’s financial statements published for periods following its emergence from chapter 11 of the Bankruptcy Code will not be comparable with those prepared before that date or contained herein.

Other Risks Relating to the Company

Our industry is currently experiencing a downturn which, if sustained, could materially and adversely affect our business, liquidity and results of operations.

The United States economy is currently undergoing a period of slowdown and unprecedented volatility, which is having an adverse effect on our business. During fiscal 2008, McGraw-Hill’s estimate of low-rise new construction starts for buildings less than five stories declined by 15.1% in square feet compared to 2007. This industry decline contributed to a 34% decline in our total tons shipped. During the first nine months of fiscal 2009, our external tons shipped declined 41% as compared to the same period of 2008, and McGraw-Hill is currently predicting a 35% decline in square footage for nonresidential construction activity in calendar 2009.

Continued uncertainty about current economic conditions has had a negative effect on our business and will continue to pose a risk to our business as our customers may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products. Other factors that could influence demand include fuel and other energy costs, conditions in the nonresidential real estate markets, labor and healthcare costs, access to credit and other macroeconomic factors. From time to time, our industry has also been adversely affected in various parts of the country by declines in nonresidential construction starts, including, but not limited to, high vacancy rates, changes in tax laws affecting the real estate industry, high interest rates and the unavailability of financing. Sales of our products may be adversely affected by weakness in demand for our products within particular customer groups, or a recession in the general construction industry or particular geographic regions. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We cannot predict the ultimate severity or length of the current economic crisis, or the timing or severity of future economic or industry downturns. Any economic downturn, particularly in states where many of our sales are made, could have a material adverse effect on our results of operations and financial condition, including potential asset impairments.

Current challenges in the credit markets may adversely affect our business and financial condition.

The financial turmoil that affected the banking system and financial markets beginning in the second half of 2007 has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. The current challenges in the credit markets have had, and may continue to have, a negative impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets do not improve, including raw material shortages resulting from the insolvency of key suppliers and the inability of customers to obtain credit to finance purchases of our products. In addition, declining customer spending may result in higher levels of order cancellations than we have historically experienced, and may drive us to sell our products at lower prices, which would have an adverse effect on our margins and profitability.

If we do not consummate the restructuring by November 6, 2009, we expect to violate the financial covenants in our existing credit agreement, which would be an event of default under our existing credit agreement and could cause all of our existing indebtedness to be declared immediately due and payable.

Our existing credit agreement requires compliance with various covenants and provisions customary for agreements of this nature, including a restricted payments test, and a minimum ratio of Consolidated EBITDA (as defined in our existing credit agreement) to interest expense of 5.0 to 1 and maximum ratios of total debt and senior debt to Consolidated EBITDA of 4.0 to 1 and 2.75 to 1, respectively. Such covenants and provisions are also incorporated by reference into our swap agreement. As of August 2, 2009, we continued not to be in compliance with the required leverage, senior leverage and interest coverage ratios in our existing credit agreement, although we were in compliance with the remaining covenants.

We have obtained a waiver from the lenders under our existing credit agreement, including waivers of our financial maintenance covenants, which is effective through November 6, 2009.

If we are unable to consummate the restructuring either through the recapitalization plan or, in the alternative, the prepackaged plan, or otherwise to refinance our outstanding debt by November 6, 2009, we expect that we will fail to be in compliance with the financial covenants under our existing credit agreement as of such date. Absent an extension of the waiver, such violations will constitute an event of default under our existing credit agreement, and the lenders under our existing credit agreement could elect to declare all $293.3 million of our outstanding borrowings thereunder immediately due and payable. In the event that we do not repay such borrowings upon acceleration, the lenders under our existing credit agreement could exercise their remedies as secured creditors with respect to the collateral securing such borrowings. A failure to pay or refinance such borrowings will also result in a default under the convertible notes indenture, which could also then be declared immediately due and payable, and under our swap agreement, which could then be terminated by the counterparty thereto. If all such indebtedness, which totaled approximately $473.7 million as of August 2, 2009 and such amounts payable pursuant to the termination of the swap agreement, were to become due and payable on November 6, 2009, it would result in a material adverse effect on our financial condition, operations and debt service capabilities. As of August 2, 2009, excluding restricted cash, we had a current cash balance of approximately $105.4 million to address our liquidity needs. For a description of our non-compliance with the financial ratio covenants under our existing credit agreement, see our quarterly report on Form 10-Q for the quarter ended August 2, 2009, our current reports on Form 8-K filed on May 21, 2009, July 15, 2009 and August 27, 2009, and “Incorporation of Certain Documents by Reference.”

In such event, we will immediately need to pursue other alternatives to manage our liquidity needs, including potentially commencing a bankruptcy on terms other than as contemplated by the prepackaged plan.

If we do not consummate the restructuring by November 6, 2009, adverse capital and credit market conditions may significantly and adversely affect our ability to otherwise refinance our existing debt.

If we do not consummate the restructuring either through the recapitalization plan or, in the alternative, through the prepackaged plan, adverse capital and credit market conditions may significantly and adversely affect our ability to otherwise refinance our existing debt. Beginning in the third quarter of 2008 and continuing into 2009, the credit markets have been very volatile and have presented very unattractive terms and conditions for the few companies entering into credit transactions during that period. The credit markets have favored investment grade securities and securities issued to companies within non-cyclical industries during that period. In the event that we need to complete an alternative refinancing, lenders, if willing to provide credit, may seek more restrictive lending provisions and higher interest rates that may reduce our borrowing capacity and increase our costs. Also, given the increased stress in the financial sector, current or future lenders may become unwilling or unable to continue to advance funds under any agreements in place. We can make no assurances that we will be able to refinance our indebtedness, or that any such refinancing will be under terms that are as favorable to us as past credit agreements or the agreements as contemplated by the restructuring. If we are unable to refinance our indebtedness in a timely fashion, our cash from operations may be insufficient to meet our debt obligations. In addition, the failure to obtain sufficient financing may constrain our ability to operate or grow our business and affect our strategy.

If we do not consummate the restructuring by November 6, 2009, we will need to pursue all other alternatives to refinance our existing debt. Any refinancing of our existing debt using equity will likely be highly dilutive to our existing stockholders and could adversely affect the price of our common stock.

If we do not consummate the restructuring either through the recapitalization plan or, in the alternative, through the prepackaged plan, by November 6, 2009, we will need to pursue all other alternatives to refinance our existing debt, including an equity refinancing. At our current market valuation, any equity refinancing of our debt would be highly dilutive to our existing stockholders, which may be more or less dilutive than the restructuring. In addition, the issuance and sale of substantial amounts of common stock, or the announcement that such issuances and sales may occur, could adversely affect the market price of our common stock.

Our future operational and financial performance may vary materially from the financial projections contained in this prospectus/disclosure statement.

In order to comply with the “feasibility test” of section 1129 of the Bankruptcy Code, we have provided financial projections in this prospectus/disclosure statement. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan,” “The Prepackaged Plan—Feasibility of the Prepackaged Plan” and “Unaudited Projected Consolidated Financial Information for Restructuring under the Prepackaged Plan.” These projections are based upon a number of assumptions and estimates, including that the financial restructuring will be implemented in accordance with its current terms.

Financial projections are necessarily speculative in nature and one or more of the assumptions and estimates underlying these projections may prove not to be valid. We believe the assumptions and estimates underlying these projections to be reasonable, but they are by their very nature inherently uncertain and subject to significant business, economic and competitive risks and uncertainties, many of which are beyond our control to predict or mitigate. See “Risk Factors—Other Risks Relating to the Company.” Accordingly, our financial condition and results of operations following the implementation of the recapitalization plan or the prepackaged plan are likely to vary significantly from those set forth in the financial projections. Consequently, the financial projections should not be regarded as a representation by us, our advisors or any other person that the results suggested by the projections will be achieved. Holders of convertible notes are cautioned to read the financial projections in conjunction with the “Selected Consolidated Financial and Other Data” elsewhere in this prospectus/disclosure statement, the financial statement and schedules and related convertible notes for the fiscal year ended 2008 that are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009 and the consolidated financial statements and related convertible notes for the quarters ended February 1, 2009, May 3, 2009 and August 2, 2009 contained in our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus/disclosure statement, and not to place undue reliance on the financial projections in determining whether to tender your convertible notes or vote to accept or reject the prepackaged plan.

We may not be able to service our debt or obtain future financing and we may be limited operationally.

We may incur additional debt from time to time to finance acquisitions, capital expenditures or for other purposes if we comply with the restrictions in our existing credit agreement, and if the restructuring is consummated, the amended credit agreement and the ABL agreement.

The debt that we carry may have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or additional financing may not be available on favorable terms;

•	we must use a portion of our cash flow to pay the principal and interest on our debt. These payments reduce the funds that would otherwise be available for our operations and future business opportunities;

•	a substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations; and

•	we may be more vulnerable to a downturn in our business or the economy generally.

If we cannot service our debt, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We can give no assurance that we can do any of these things on satisfactory terms or at all.

Restrictive covenants in our existing and future credit agreements may adversely affect us.

We must comply with operating and financing restrictions in our existing credit agreement and swap agreement. These restrictions affect, and in many respects limit or prohibit, our ability to:

•	incur additional indebtedness;

•	make restricted payments, including dividends or other distributions;

•	incur liens;

•	make investments, including joint venture investments;

•	sell assets;

•	repurchase our debt, including our convertible notes, and our capital stock; and

•	merge or consolidate with or into other companies or sell substantially all our assets.

If the term loan refinancing is consummated on the terms contemplated in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, we will need to comply with the operating and financing restrictions in such amended credit agreement in lieu of the restrictions under our existing credit agreement. We expect that these restrictions will affect and, in many respects, limit or prohibit our ability to:

•	incur additional indebtedness;

•	incur guarantee obligations;

•	make dividends and other restricted payments;

•	create liens;

•	make investments;

•	dispose of assets;

•	prepay other indebtedness;

•	make acquisitions;

•	engage in mergers;

•	change the nature of our business; and

•	engage in certain transactions with affiliates.

We may also have similar restrictions with any future debt.

We are required to make mandatory payments under our existing credit agreement upon the occurrence of certain events, including the sale of assets and the issuance of debt or equity securities, in each case subject to certain limitations and conditions set forth in our existing credit agreement. Our existing credit agreement also requires us to achieve specified financial and operating results and satisfy set financial tests relating to our leverage, interest coverage and senior debt ratios. These restrictions could limit our ability to plan for or react to market conditions or to meet extraordinary capital needs or otherwise could restrict our activities. In addition, under certain circumstances and subject to the limitations set forth in our existing credit agreement, we are required to pay down our existing term loan to the extent we generate positive cash flow each fiscal year. These restrictions could also adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that would be in our interest.

If the term loan refinancing is consummated on the terms contemplated in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, such amended credit agreement will have provisions requiring us, subject to certain limitations and conditions set forth therein, to prepay the term loans thereunder upon the occurrence of certain events, including specified sales of assets, certain debt offerings and certain insurance recovery and condemnation events. In addition, if the term loan refinancing is consummated on the terms contemplated in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, under certain circumstances and subject to the limitations set forth therein, we will be required to pay down the outstanding term loans thereunder (i) in an amount equal to 50% of annual excess cash flow (as defined in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K) for any fiscal year ending on or after October 31, 2010 and (ii) in an amount equal to the greater of $10.0 million and 50% of certain 2009 tax refunds (as defined in the form of amended credit agreement attached hereto as Annex J after giving effect to the matters specified in Annex K) received by the Company. These restrictions could adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that would be in our interest.

In addition, if the ABL financing is consummated on the terms contemplated in the form of ABL agreement attached hereto as Annex Q, we will need to comply with the operating and financing restrictions in, and make the mandatory repayments required by, such ABL agreement in addition to those described above. We expect that these restrictions will affect and, in many respects, limit or prohibit our ability to:

•	incur additional indebtedness;

•	guarantee certain obligations;

•	make dividends and other restricted payments;

•	create or suffer to exist certain liens;

•	make investments;

•	dispose of assets;

•	engage in sale and leaseback transactions;

•	prepay other indebtedness;

•	modify organizational documents and certain other agreements;

•	create or permit restrictions on dividends or payments from subsidiaries;

•	make acquisitions or engage in mergers;

•	change the nature of our business; and

•	engage in certain transactions with affiliates.

Our businesses are seasonal, and our results of operations during our first two fiscal quarters may be adversely affected by seasonality.

The metal coil coating, metal components and engineered building systems businesses, and the construction industry in general, are seasonal in nature. Sales normally are lower in the first calendar quarter of each year compared to the other three quarters because of unfavorable weather conditions for construction and typical business planning cycles affecting construction. This seasonality adversely affects our results of operations for the first two fiscal quarters. Prolonged severe weather conditions can delay construction projects and otherwise adversely affect our business.

Price volatility and supply constraints in the steel market could prevent us from meeting delivery schedules to our customers or reduce our profit margins.

Our business is heavily dependent on the price and supply of steel. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. Steel prices increased through most of fiscal 2008 due to cost increases in iron, ore, coke, steel scrap, ocean freight and transportation costs. However, rapidly declining demand due to the effects of the credit crisis and global economic slowdown on the construction, automotive and industrial markets has resulted in many steel manufacturers around the world announcing plans to cut production by closing plants and furloughing union and non-union workers. Steel suppliers such as U.S. Steel and Arcelor Mittal are among these manufacturers who have cut production.

We do not have any long-term contracts for the purchase of steel and normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. We can give you no assurance that steel will remain available or that prices will not continue to be volatile. While most of our contracts have escalation clauses that allow us, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, we may, for competitive or other reasons, not be able to pass such price increases along. If the available supply of steel declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition.

We rely on a few major suppliers for our supply of steel, which makes us more vulnerable to supply constraints and pricing pressure, as well as the financial condition of those suppliers.

We rely on a few major suppliers for our supply of steel and may be adversely affected by bankruptcy, change in control, financial condition or other factors affecting those suppliers. During the first nine months of fiscal 2009, we purchased approximately 28% of our steel requirements from one vendor. No other vendor accounted for over 10% of our steel requirements during the first nine months of fiscal 2009. Due to unfavorable market conditions and our inventory supply requirements, during the first nine months of fiscal 2009 we purchased insignificant amounts of steel from foreign suppliers. Limiting purchases to domestic suppliers further reduces our available steel supply base. Therefore, recently announced cutbacks, a prolonged labor strike against one or more of our principal domestic suppliers, or financial or other difficulties of a principal supplier that affects its ability to produce steel, could have a material adverse effect on our operations. Furthermore, if one or more of our current suppliers is unable for financial or any other reason to continue in business or to produce steel sufficient to meet our requirements, essential supply of our primary raw materials could be temporarily interrupted and our business could be adversely affected. However, alternative sources, including foreign steel, are currently believed to be sufficient to maintain required deliveries.

We may recognize additional goodwill or other intangible asset impairment charges.

As of February 1, 2009, we estimated the market implied fair value of our goodwill was less than its carrying value by approximately $508.9 million, which was recorded as a goodwill impairment charge in the first quarter of fiscal 2009. This charge was an estimate based on the result of the preliminary allocation of fair value in the second step of the goodwill impairment test. However, due to the timing and complexity of the valuation calculations required under the second step of the test, we finalized our allocation of the fair value during the second quarter of fiscal 2009 with regard to property, plant and equipment and intangible assets in which their respective values are dependent on property, plant and equipment.

Based on our Phase III restructuring plan to close certain of our manufacturing facilities, management determined that there was an indicator to require us to perform another interim goodwill impairment test for each of our reporting units that had goodwill remaining as of May 3, 2009. As a result of this impairment indicator, we updated the first step of our goodwill impairment test in the second quarter of fiscal 2009 and determined that our carrying value exceeded our fair value at most of our reporting units with goodwill remaining in each of our operating segments, indicating that goodwill was potentially impaired. As a result, we initiated the second step of the goodwill impairment test. As of May 3, 2009, we determined the market implied fair value of our goodwill was less than its carrying value by approximately $102.5 million, which has been recorded as a goodwill impairment charge in the second quarter of fiscal 2009. The goodwill impairment charge from this triggering event was finalized in the second quarter of fiscal 2009.

In addition, a future triggering event, such as a decline in our cash flow projections, may cause additional impairments based on factors such as our stock price, projected cash flows, assumptions used, control premiums or other variables. Any future triggering event, such as declines in our cash flow projections, may also cause additional intangible asset impairments.

Failure to retain or replace key personnel could hurt our operations.

Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management, plant managers and other highly skilled personnel, including our sales executives. These executives and managers have many accumulated years of experience in our industry and have developed personal relationships with our customers that are important to our business. If we do not retain the services of our key personnel or if we fail to adequately plan for the succession of such individuals, our customer relationships, results of operations and financial condition may be adversely affected.

If we are unable to enforce our intellectual property rights, or if our intellectual property rights become obsolete, our competitive position could be adversely affected.

We utilize a variety of intellectual property rights in our services. We have a number of U.S. patents, pending patent applications and other proprietary rights, including those relating to metal roofing systems, metal overhead doors, our pier and header system, our Long Bay® System and our building estimating and design system. We also have several registered trademarks and pending registrations in the United States. We view our portfolio of process and design technologies as one of our competitive strengths. We may not be able to successfully preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our business and revenue could be materially and adversely affected.

We incur costs to comply with environmental laws and have liabilities for environmental cleanups.

Because we have air emissions, discharge wastewater, own and operate real property, and handle hazardous substances and solid waste, we incur costs and liabilities to comply with environmental laws and regulations and may incur significant additional costs as those laws and regulations or their enforcement change in the future or if there is an accidental release of hazardous substances into the environment. The operations of our manufacturing facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions, (2) the federal RCRA and comparable state laws that impose requirements for the storage, treatment, handling and disposal of waste from our facilities and (3) the CERCLA and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, personal injury, property or natural resource damages claims and the issuance of orders enjoining future operations. For more information about costs we have incurred for environmental matters in recent years, see “Item 3. Legal Proceedings” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended November 2, 2008.

The industries in which we operate are highly competitive.

We compete with all other alternative methods of building construction, which may be viewed as more traditional, more aesthetically pleasing or having other advantages over our products. In addition, competition in the metal components and metal buildings markets of the building industry and in the metal coil coating segment is intense. It is based primarily on:

•	quality;

•	service;

•	on-time delivery;

•	ability to provide added value in the design and engineering of buildings;

•	price;

•	speed of construction in buildings and components; and

•	personal relationships with customers.

We compete with a number of other manufacturers of metal components and engineered building systems and providers of coil coating services ranging from small local firms to large national firms. In addition, we and other manufacturers of metal components and engineered building systems compete with alternative methods of building construction. If these alternative building methods compete successfully against us, such competition could adversely affect us.

In addition, several of our competitors have recently been acquired by steel producers. Competitors owned by steel producers may have a competitive advantage on raw materials that we do not enjoy. Steel producers may prioritize deliveries of raw materials to such competitors or provide them with more favorable pricing, both of which could enable them to offer products to customers at lower prices or accelerated delivery schedules.

Our acquisition strategy may be unsuccessful if we incorrectly predict operating results or are unable to identify and complete future acquisitions and integrate acquired assets or businesses.

We have a history of expansion through acquisitions, and we believe that as our industry continues to consolidate, our future success will depend, in part, on our ability to complete acquisitions. Growing through acquisitions and managing that growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Pursuing and integrating acquisitions, including our acquisition of Robertson-Ceco II Corporation, involves a number of risks, including:

•	the risk of incorrect assumptions or estimates regarding the future results of the acquired business or expected cost reductions or other synergies expected to be realized as a result of acquiring the business;

•	diversion of management’s attention from existing operations;

•	unexpected losses of key employees, customers and suppliers of the acquired business;

•	conforming the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

•	increasing the scope, geographic diversity and complexity of our operations.

Although we expect acquisitions to be an integral part of our future growth, we can provide no assurance that we will be successful in identifying or completing any acquisitions or that any businesses or assets that we are able to acquire will be successfully integrated into our existing business. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading prices of our securities.

Our acquisition strategy subjects us to numerous risks that could adversely affect our results of operations.

Acquisitions are an essential part of our growth strategy, and our ability to acquire additional businesses or operations on favorable terms is important to our long-term growth. Depending on conditions in the acquisition market, it may be difficult or impossible for us to identify businesses or operations for acquisition, or we may not be able to make acquisitions on terms that we consider economically acceptable. Even if we are able to identify suitable acquisition opportunities, our acquisition strategy depends upon, among other things, our ability to obtain financing and, in some cases, regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act.

Our incurrence of additional debt, contingent liabilities and expenses in connection with our acquisition of Robertson-Ceco II Corporation, or in connection with any future acquisitions, could have a material adverse effect on our financial condition and results of operations. Furthermore, our financial position and results of operations may fluctuate significantly from period to period based on whether significant acquisitions are completed in particular periods. Competition for acquisitions is intense and may increase the cost of, or cause us to refrain from, completing acquisitions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus/disclosure statement contains “forward-looking statements.” Any statements about our expectations, beliefs, plans, objectives, assumptions, future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption “Risk Factors” and elsewhere in this prospectus/disclosure statement, including the exhibits hereto. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus/disclosure statement. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Forward-looking statements regarding future events and our future performance, including the expected completion and timing of the restructuring and other information relating thereto, involve risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, without limitation, the following items:

•	industry cyclicality and seasonality and adverse weather conditions;

•	ability to service or refinance our debt;

•	fluctuations in customer demand and other patterns;

•	raw material pricing and supply;

•	competitive activity and pricing pressure;

•	the ability to make strategic acquisitions accretive to earnings;

•	general economic conditions affecting the construction industry;

•	the current financial crisis and U.S. recession;

•	changes in laws or regulations;

•	our ability to obtain, on reasonable terms, if at all, the financing we will need in the future to meet our debt maturities and debt service obligations and to execute our business strategies;

•	the volatility of our stock price and the potential risk of delisting from the NYSE;

•	the potential dilution associated with future equity or equity-linked financings that we may undertake to raise additional capital and the risk that the equity pricing may not be favorable to us;

•	our ability to comply with the financial tests and covenants in our existing and future debt obligations;

•	the significant demands on our liquidity while current economic and credit conditions are severely affecting our operations, including the potential for acceleration on our outstanding indebtedness and our potential obligation to repurchase convertible notes upon consummation of the CD&R investment and on November 15, 2009 if this exchange offer is not fully subscribed and we do not have sufficient cash to satisfy the obligation of the remaining amount of convertible notes outstanding and of our other outstanding indebtedness;

•	the satisfaction of the conditions to consummate the recapitalization plan or, in the alternative, the prepackaged plan;

•	the impact of the prepackaged plan on our operations, credibility and valued relationships;

•	the uncertainty surrounding the restructuring, including our ability to retain employees, customers and vendors;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement;

•	the failure of the CD&R investment to close for any other reason;

•	the failure of the Company to enter into or consummate the term loan refinancing and/or the ABL financing for any reason;

•	the amount of the costs, fees, expenses and charges related to the restructuring; and

•	other risks detailed in the section titled “Risk Factors” and other factors and matters contained or incorporated in this prospectus/disclosure statement.

Although our management believes that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this prospectus/disclosure statement. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may arise from changing circumstances or unanticipated events, except as otherwise required by law.

RECENT DEVELOPMENTS

As widely reported, worldwide financial markets began experiencing extreme disruptions in the second half of 2007, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. In addition, during the same period, the U.S. economy has been contracting, as evidenced by reduced demand for a range of goods and services and a declining gross domestic product. These economic developments affect our business in a number of ways. The overall decline in economic conditions has reduced demand for our products. In addition, the tightening of credit in financial markets adversely affects the ability of our customers to obtain financing for construction projects. These factors have resulted in a decrease in, or cancellation of, orders for our products and have also affected the ability of our customers to make payments. The uncertainty surrounding future economic activity levels and diminished credit availability along with steel price volatility have resulted in significantly decreased activity levels for our business.

During the first nine months of fiscal 2009, our sales volumes were significantly below expectations, primarily in the engineered buildings and components segments. When we began fiscal 2009, McGraw-Hill predicted a 12% decline in nonresidential construction in 2009. Subsequently, McGraw-Hill revised its forecast further downward and, as of July 2009, was predicting a 35% decline in nonresidential construction activity in 2009. McGraw-Hill reported a 48% decline in the period from January 2009 through July 2009 of nonresidential square footage compared to the same prior year period and approximately a 62% decline from January 2009 through July 2009 of nonresidential construction square footage in our commercial and industrial sectors compared to the same prior year period. McGraw-Hill also reported a 41.8% reduction in low-rise nonresidential (five stories or less) square-footage starts during the first nine months of fiscal 2009 compared with the same period in fiscal 2008.

THE RESTRUCTURING

Overview

We are proposing the restructuring to address the Company’s immediate need for liquidity in light of a potentially imminent default under, and acceleration of, our existing credit facility, which may occur as early as November 6, 2009 (which may, in turn, also lead to the acceleration of our other indebtedness, including under the convertible notes indenture), and the high likelihood that we will be required to repurchase the convertible notes on November 15, 2009, the first scheduled mandatory repurchase date under the convertible notes indenture.

The restructuring consists of four related transactions:

•	the CD&R investment, which involves a $250.0 million investment by the CD&R Fund in the form of a private placement to the CD&R Fund of 250,000 shares of Series B convertible preferred stock (see “The Restructuring—Description of the CD&R Investment”);

•	a retirement of all of the convertible notes (see “The Restructuring—Retirement of the Convertible Notes”);

•	the term loan refinancing, which involves the refinancing of our existing credit facility under which we will repay approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding under our existing credit facility and enter into an amendment to our existing credit agreement providing for a modification of the terms and maturity of the $150.0 million balance (see “The Restructuring— Description of the Term Loan Refinancing and the ABL Financing—The Term Loan Refinancing”); and

•	the ABL financing, which involves our entry into an ABL agreement for a $125.0 million asset-based loan facility (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The ABL Financing”).

Each of the transactions comprising the restructuring may be accomplished through either the out-of-court recapitalization plan or, in the alternative, the in-court prepackaged plan. If the restructuring is being accomplished through the recapitalization plan, the retirement of the convertible notes tendered in the exchange offer would be accomplished through this exchange offer and the refinancing of our existing credit facility would be accomplished through an amendment to our existing credit agreement. In the alternative, if the restructuring is being accomplished through the prepackaged plan, the retirement of the convertible notes as well as the refinancing of our existing credit facility would be accomplished through the prepackaged plan.

The closing of the exchange offer is conditioned on the satisfaction or, with the consent of the CD&R Fund, waiver of the minimum tender condition, which requires that at least 95% of the aggregate principal amount of outstanding convertible notes are validly tendered and not withdrawn in this exchange offer. If the restructuring is accomplished through the recapitalization plan, we intend, but are not required, to retire any remaining convertible notes outstanding after the consummation of this exchange offer by exercising our redemption right under the convertible notes indenture on or after November 20, 2009; if we do not so exercise our redemption right, such remaining convertible notes will otherwise be retired pursuant to the terms of the convertible notes indenture.

For a more detailed description of this exchange offer, see “The Exchange Offer.”

The restructuring, if successful, will increase the Company’s capital and liquidity levels and reduce the amount of its outstanding debt. Specifically, upon the completion of the restructuring, we will reduce our outstanding indebtedness by (1) using the proceeds from the CD&R investment to retire the convertible notes by either funding the aggregate cash consideration in this exchange offer or, in the alternative, by paying holders of convertible notes pursuant to the prepackaged plan and (2) using the proceeds from the CD&R investment and a portion of the Company’s existing cash on hand to repay approximately $143.3 million in principal amount of term loans under our existing credit facility.

We expect our indebtedness to be reduced from approximately $473.7 million as of August 2, 2009 to approximately $150.4 million at the closing of the restructuring, consisting of $150.0 million in principal amount of term loans under the amended credit agreement and $0.4 million of our industrial revenue bond. See “Capitalization.”

The ABL financing contemplated by the restructuring would provide us with up to $125.0 million in liquidity subject to availability under a borrowing base for working capital purposes and future expansion. Based on discussions with prospective lenders under the ABL agreement, we expect that because of borrowing base constraints, initial availability under the ABL agreement would be substantially less than the $125.0 million commitment, and may be as low as $45.0 million. We have been in discussions with prospective lenders regarding the terms of the ABL agreement to give effect to the ABL financing and the Company has finalized with such prospective lenders the form of ABL agreement attached hereto as Annex Q and confirmed participation for the full availability under such ABL financing. While the form of ABL agreement attached hereto as Annex Q has been agreed to in principle with such prospective lenders, and the Company has been informed that the prospective lenders have indicated their willingness to enter in to the form of ABL agreement attached hereto as Annex Q in connection with the consummation of the CD&R investment, no loan commitment letter from any such prospective lender has been received by the Company.

Assuming we are able to complete the restructuring, we expect that, for the foreseeable future, cash generated from operations, together with the proceeds of the ABL financing, will be sufficient to allow us to fund our operations, to increase working capital as necessary to support our strategy and to fund planned capital expenditures and expansions (including approximately $5.0 million expected, for the remainder of fiscal 2009).

In the event that we cannot effect the restructuring either through the recapitalization plan or the prepackaged plan because the conditions to the recapitalization plan or the prepackaged plan have not been satisfied or waived, we will face an immediate liquidity crisis. Absent the consummation of the restructuring, we do not expect, and we cannot assure you, that we will have, or have access to, sufficient liquidity to meet our debt repayment/repurchase obligations, including any potential acceleration of our existing term loan indebtedness and our obligation to repurchase the convertible notes at the option of the holders thereof on November 15, 2009, the next scheduled repurchase date. Due to our non-compliance with the required leverage, senior leverage and interest coverage ratios in our existing credit agreement, our outstanding indebtedness of approximately $293.3 million thereunder may be declared immediately due and payable as early as November 6, 2009, the date of expiration of the current waiver from the lenders under our existing credit agreement. In the event that we do not repay such borrowings upon acceleration, the lenders under our existing credit agreement could exercise their remedies as secured creditors with respect to the collateral securing such borrowings. A failure to pay or refinance such borrowings will also result in a default under the convertible notes indenture, which could also then be declared immediately due and payable, and under our swap agreement, which could then be terminated by the counterparty thereto. If all such indebtedness, which totaled approximately $473.7 million as of August 2, 2009, and such amounts payable pursuant to the termination of the swap agreement were to become due and payable on November 6, 2009, it would result in a material adverse effect on our financial condition, operations and debt service capabilities. As of August 2, 2009, excluding restricted cash, we had a current cash balance of approximately $105.4 million to address our liquidity needs. For a description of our non-compliance with the financial ratio covenants under our existing credit agreement, see our quarterly report on Form 10-Q for the quarter ended August 2, 2009, our current reports on Form 8-K filed on May 21, 2009, July 15, 2009 and August 27, 2009 and “Incorporation of Certain Documents by Reference.”

In the event that we experience a liquidity crisis as described above, it could likely result in us filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan. If we commence such a bankruptcy filing, holders of convertible notes may receive consideration that is substantially less than what is being offered under the restructuring.

Background to the Restructuring

In 2004, the Company entered into its existing senior secured credit facility and issued the convertible notes. The existing senior secured credit facility was initially comprised of a $125 million revolving credit facility and a $400 million term loan due on June 18, 2010. The revolving credit facility expired in June of 2009 and approximately $293.3 million of the term loans remain outstanding. The convertible notes mature in November 2024, but, on certain specified dates, the first of which is November 15, 2009, holders of convertible notes may, at their option, require the Company to purchase all or a portion of their convertible notes at a repurchase price equal to 100% of the principal amount of such convertible notes, plus accrued and unpaid interest thereon. The convertible notes are convertible into 24.9121 shares of common stock per $1,000 principal amount of the convertible notes (which equates to a conversion price of approximately $40.14 per share), but, in lieu of issuing all of such shares upon conversion, the Company is required to pay, in respect of a portion of such shares, cash up to the principal amount of the convertible notes and to issue shares of common stock in respect of the remaining value of the convertible notes that are so converted.

Until the middle of 2008, in light of the trading range of the common stock (which was generally at or above the conversion price for the convertible notes), the Company’s results of operations and cash flow, and the general robustness of the credit markets, the Company believed that:

•	it was not likely that holders of convertible notes would exercise their rights to require the Company to repurchase their convertible notes in November 2009 instead of converting their convertible notes into common stock;

•	the Company could refinance the convertible notes on commercially acceptable terms in the event that such holders were to exercise their rights; and

•	it was not likely that the Company would have difficulty obtaining a new credit facility or an extension of the existing credit facility on commercially acceptable terms at the expiration of the existing credit facility.

In March 2008, in light of the nearing maturities of the existing credit facility, the Company began to explore alternatives for refinancing its existing credit facility.

In the second half of 2008, the Company’s business began to be severely negatively affected by the domestic and global recession and, in particular, by the dramatic reduction in new non-residential construction in the United States. In addition, financial turmoil affecting the banking system and financial markets resulted in severe tightening in the credit markets, and the Company’s stock price declined dramatically, from approximately $40 per share in early August 2008, to as low as approximately $15 per share in mid-October 2008. In late August to early September 2008, in light of these events and the increasing likelihood that holders of convertible notes would elect to exercise their rights to require the Company to repurchase their convertible notes at the earliest scheduled repurchase date (November 15, 2009), management began to explore the Company’s alternatives for refinancing the convertible notes and continued to explore alternatives for refinancing its existing credit facility.

In late 2008, the Company retained J.P. Morgan Securities Inc. to assist the Company in discussions with our key relationship banks and to explore a comprehensive range of potential alternatives to strengthen the Company’s balance sheet and enhance our long-term financial and competitive position, including but not limited to capital raises and strategic investments. Around this time, we also began to engage in discussions with a number of private equity investors about a potential investment in the Company.

In late November 2008, a representative of CD&R contacted the Company about a potential transaction involving the Company and a private investment fund managed by CD&R, and in December 2008, CD&R and the Company entered into a customary confidentiality agreement with respect to such potential transaction. In January 2009, representatives of CD&R met with representatives of the Company’s senior management team. At this meeting, Company representatives conducted a management presentation in which they described the Company’s operations and business.

From early February 2009 through early March 2009, the Company and CD&R negotiated the terms of a potential significant, minority investment in the Company of $200 million, and CD&R and its representatives and advisors engaged in a due diligence investigation of the Company’s business. During this period, the global financial crisis continued and the economic outlook for the non-residential construction industry in general, and for the Company specifically, continued to deteriorate, and the Company’s share price fell precipitously, to below $4 per share. On March 10, 2009, the Company issued its earnings release for its fiscal quarter ended January 31, 2009, in which it reported, among other things, that “the effects of worsening economic conditions on our end markets and the rapid decline in steel prices caused tonnage volume shipped in the first quarter to decline 45% sequentially and 40% year-over-year,” and that as a result “of substantially lower utilization rates and high inventory costs,” the Company reported an operating loss for the period that was significantly increased by non-cash impairment charges. By March 2009, as a result of the worsening conditions in the capital markets, the downturn in the Company’s end markets and the effect of these developments on the operating performance of and business forecast plan for the Company, the terms of the potential investment then under discussion between CD&R and the Company were no longer sufficient to address the Company’s capital structure needs. In March 2009, CD&R indicated to the Company that it maintained its interest in a potential transaction involving the Company and that it would work with the Company and its representatives to revise such terms for a potential transaction that would provide a more comprehensive solution to the Company’s capital needs.

In early March 2009, the Company engaged Greenhill & Co., LLC as an additional financial advisor.

In early April 2009, CD&R outlined to management the revised terms of a potential investment in the Company that would provide a more comprehensive solution to the Company’s capital needs. The revised terms increased the amount of CD&R’s potential investment in the Company from $200 million to $250.0 million and provided for a transaction in which a private investment fund managed by CD&R would purchase from the Company $250.0 million of preferred stock that would be convertible into 80% of the outstanding common stock of the Company on a fully diluted basis. In addition, in connection with the transaction, the private investment fund managed by CD&R would have the ability to appoint a majority of the directors of the Company and obtain other rights customarily afforded to controlling stockholders. The revised terms also indicated that the potential investment in the Company would be contingent upon the satisfaction of certain conditions aimed at addressing the Company’s leverage and liquidity, including that (1) the Company would pay down a significant portion of the outstanding term loans and seek agreement of the lenders under its existing credit agreement to extend the maturity of the remaining term loans on amended terms, (2) the Company would restructure, retire or otherwise satisfy its expected redemption obligations under the convertible notes without using cash in excess of needed operating liquidity and (3) the Company would have sufficient liquidity, after taking into account the satisfaction of the Company’s obligations with respect to the convertible notes, in the form of cash on the balance sheet and a committed revolver with a term commensurate with the extended remaining term loans to support the Company’s business operations. CD&R indicated that a potential investment on these terms was subject to satisfactory completion of CD&R’s on-going due diligence investigation and other customary conditions.

From mid-March through May 2009, JP Morgan contacted approximately six industry participants and approximately 15 financial investors and private equity firms to gauge their interest in a potential investment in, or acquisition or recapitalization of, the Company. Only a few of these contacted firms were willing to execute a confidentiality agreement and begin discussions, and ultimately none expressed any interest in pursuing a transaction other than restructuring transactions at valuation levels that implied no recovery for holders of common stock and substantial impairment for holders of convertible notes. In particular, the Company received no indications of interest competitive with the value and commitment to completion offered by CD&R.

By late April 2009, CD&R and the Company, although not yet agreeing to the final terms of the transaction, had agreed on a basis for continuing discussions regarding a CD&R investment transaction, including that:

•	the Company would offer to pay down approximately $143.0 million in principal amount of term loans outstanding under our existing credit facility and seek agreement of the term loan lenders to extend the maturity of the remaining $150.0 million for a period of five years on amended terms;

•	the Company would seek the agreement of a group of lenders to commit to a new asset-backed revolving credit facility, in the amount of at least $125.0 million;

•	the Company would launch an exchange offer to acquire substantially all of the convertible notes in exchange for a combination of cash and equity consideration; and

•	if the foregoing steps and transactions could be accomplished, at the concurrent closings of such transactions, CD&R would purchase from the Company $250.0 million of preferred stock, which would be convertible into 75% of the outstanding common stock on a fully diluted basis, but before giving effect to dilution in respect of any common stock required to be issued in such exchange offer to holders of convertible notes.

Accordingly, in May and June 2009, the Company and its representatives together with CD&R and its representatives engaged in discussions with the agent banks and one other lead financial institution under the Company’s existing credit agreement and revolving credit facility (which were bound by confidentiality obligations to the Company and were able to receive material non-public information about the Company).

During May 2009, in light of the dramatic decline during the first two fiscal quarters ended April 30, 2009 of the Company’s results of operations, including its Adjusted EBITDA (a financial measure used and defined in the existing credit agreement), due to the continuing recession and economic crisis, the Company’s management became concerned that the Company would fall out of compliance with several financial covenants under the existing credit agreement, which failure would result in a default that would allow the lenders to accelerate and demand immediate repayment of the entire outstanding term loans. If the Company were unable to make the required repayment, it would also be in default under the convertible notes indenture, which could then be declared immediately due and payable. In order to obtain additional time to complete a transaction with CD&R or an alternative refinancing or restructuring, on May 20, 2009, the Company obtained a waiver from its lenders, including waiver of its financial maintenance covenants and restrictions on the Company’s ability to enter into an agreement for a substantial investment in the Company. The waiver was effective through July 15, 2009, with an automatic extension to September 15, 2009, upon the signing of a definitive agreement for an investment. In the press release announcing that the Company obtained the waiver from its lenders, the Company also announced that it had “made significant progress with a leading private equity firm with regard to a substantial investment in the Company,” and that it was “in advanced stages of negotiations with that private equity firm.” At the time of the press release, although CD&R continued to indicate a high level of commitment to completing a transaction with the Company, CD&R indicated that it was unwilling to allow its name to be associated with a transaction until definitive documentation was executed, and, given the conditions to a transaction set forth in CD&R’s revised proposal with respect to the Company’s leverage and liquidity, CD&R indicated that it was not prepared to execute definitive documentation until more progress was made with respect to the proposed refinancing.

On June 15, 2009, without yet reaching an agreement with the lenders under the Company’s existing credit agreement, the Company’s revolving credit facility matured, leaving the Company with cash on hand as its only source to address its liquidity needs.

In June 2009, senior management and an industry participant, which we refer to as the Industry Participant, spoke regarding the Industry Participant’s potential interest in acquiring the Company. The Industry Participant had not shown interest when originally contacted by JP Morgan in the spring of 2009, but the Industry Participant explained that, due to improvements in its own business in the intervening two months, it had determined to reconsider a possible acquisition of the Company. In early and mid-July 2009, the Company’s senior management, together with Greenhill, met twice in person with senior management of the Industry Participant and its financial advisor, and throughout July 2009, the Industry Participant engaged in due diligence of the Company while it continued to evaluate whether to proceed to make an acquisition proposal for the Company.

During June 2009, negotiations continued with CD&R with respect to the final terms of the CD&R investment in the Company, and negotiations continued between the Company and its representatives, on the one hand, and a group of the Company’s lenders, on the other hand, with respect to the terms of the amendment and extension to the Company’s existing credit agreement that would be a condition to a CD&R investment. In addition, during this period, the Company and its representatives, together with CD&R and its representatives, began negotiations with certain of the Company’s lenders with respect to a new asset-backed revolving credit facility that would be a condition to a CD&R investment. In mid-July 2009, in order to obtain additional time to complete these negotiations and discussions, the Company obtained an extension of the credit agreement waiver, which had originally been set to expire on July 15, 2009, so that it would expire on August 14, 2009, which date would automatically extend to September 15, 2009 upon the signing of a definitive agreement for an investment.

Throughout July and the first half of August 2009, negotiations continued between the Company and CD&R with respect to the investment, and between the Company and the Industry Participant with respect to a potential acquisition of the Company. In addition, during this period, (a) the Company and its representatives, together with CD&R and its representatives, continued negotiations with certain of the Company’s lenders with respect to the terms of a potential new asset-backed revolving credit facility and (b) CD&R and its representatives joined the Company and its representatives to continue discussions with certain of the Company’s lenders with respect to the terms of a potential amendment of the Company’s existing credit agreement to amend and extend a portion of the term loans outstanding thereunder. During this time, CD&R and the Company discussed that, if the consent of 100% of the lenders under the Company’s existing credit agreement could not be obtained or if the holders of substantially all of the convertible notes opted not to tender their convertible notes in an exchange offer for a combination of cash and Company common stock, then both the Company and CD&R would be willing to effect the CD&R investment and the restructuring of the Company’s balance sheet through a prepackaged plan of reorganization. A prepackaged plan of reorganization would require acceptance by a smaller percentage of the lenders under our existing credit facility and holders of convertible notes, thereby increasing the likelihood that the CD&R investment and the restructuring of the Company’s balance sheet could be achieved (see “Summary—The Prepackaged Plan”).

On August 12, 2009, the Industry Participant informed the Company that it and its board of directors had determined not to make a proposal to acquire the Company. From August 12 through August 14, 2009, the Company and CD&R completed negotiation and documentation of the CD&R investment.

During the evening of August 13, 2009, the Company’s board of directors met to consider the proposed investment and related transactions. The Company’s board of directors had met in person and by telephone on numerous occasions over the previous weeks and months, including an in-person meeting on August 10, 2009, and had received numerous presentations from management regarding the Company’s business, operations and prospects, and from management JP Morgan and Greenhill regarding the Company’s search for a strategic, financial or restructuring solution to the Company’s impending debt repayment obligations under the existing credit facility and the convertible notes, regarding the negotiations with and terms of the proposed transaction with CD&R and regarding possible outcomes and recovery scenarios to creditors and stockholders in the event the Company were to file for bankruptcy protection on terms other than as contemplated by the prepackaged plan. Among other things, the directors considered (1) the absence of interest from any third parties other than the Industry Participant, which had withdrawn its interest, (2) the potentially imminent default under, and acceleration of, the Company’s existing credit facility (which default, in turn, could lead to the potential acceleration of the Company’s other indebtedness, including under the convertible notes indenture), and that such default could have occurred as early as August 15, 2009 (the expiration date of the waiver then in effect, which waiver was subsequently extended to November 6, 2009), and (3) the high likelihood that the Company would be required to repurchase the convertible notes on November 15, 2009. At the August 13, 2009 board meeting, Greenhill delivered its opinion, subsequently confirmed in writing, that, as of such date, and based on and subject to, among other things, the limitations and assumptions set forth in the opinion, the consideration to be received by the Company pursuant to the proposed CD&R investment is fair, from a financial point of view, to the Company (which opinion was subsequently superseded by an updated opinion delivered to the Company’s board of directors on August 31, 2009 and described below). See “The Restructuring—Opinion of Greenhill Relating to the CD&R Investment.”

Based on the presentations and discussions at the August 13, 2009 meeting and at prior meetings, the Company’s board of directors believed that, in the absence of a CD&R transaction, the Company would likely be forced to file for bankruptcy protection on terms other than as contemplated by the prepackaged plan, that such a bankruptcy filing would materially adversely affect the Company’s business and destroy value (see “Risk Factors—Risks Relating to NOT Accepting the Exchange Offer or Rejecting the Prepackaged Plan”), that the CD&R transaction would result in the Company’s receipt of $250.0 million of additional capital and would create significant value for the Company, its creditors and shareholders, and that the CD&R transaction would create significantly greater value than would be created in a bankruptcy case with respect to a filing on terms other than as contemplated by the prepackaged plan or would likely be created in a restructuring in which either no new outside capital would be provided, or in which existing creditors would be required to contribute new capital. Following further discussion, the Company’s board of directors unanimously approved the original investment agreement and the transactions contemplated thereby. During the evening of August 13, 2009, the Company, CD&R and their respective outside legal counsels finalized the original investment agreement, and in the early morning of August 14, 2009, the parties executed the original investment agreement and announced the transaction (see “The Restructuring—Description of the CD&R Investment”), including the Company’s intention to commence an exchange offer to acquire the convertible notes in exchange for $500 in cash and 125 shares of Common Stock for each $1,000 in principal amount of convertible notes tendered and not withdrawn. On a pro forma basis, after taking into account the common stock that would be issued to holders of convertible notes under the terms of the proposed exchange offer, the CD&R Fund’s ownership of the Company would be approximately 71.5% while holders of convertible notes would receive, in the aggregate, shares of common stock representing approximately 15.0% of the Company.

On August 21, 2009, the Company obtained another extension, dated as of August 20, 2009, of the credit agreement waiver to November 6, 2009, pursuant to which, in addition to waiving certain of the Company’s financial covenants, the term loan lenders waived any default or event of default resulting from the company’s execution of the original investment agreement and/or arising from the issuance of the Series B convertible preferred stock.

After the announcement of the execution of the original investment agreement, the Company began negotiations with representatives of a group of existing holders of convertible notes to increase the proposed consideration in the exchange offer.

As a result of these negotiations, on August 26, 2009, the Company and the group of holders of convertible notes reached consensus on possible amended exchange offer terms provided that holders of convertible notes representing more than two-thirds of the outstanding convertible notes would execute a lock-up and voting agreement committing such noteholders to tender their convertible notes in the amended exchange offer. Such possible amended terms contemplated that the CD&R Fund would continue to invest $250.0 million in the Company but its pro forma ownership of the Company would be approximately 68.5%, and holders of convertible notes would receive $500 cash and 390 shares of common stock for each $1,000 principal amount of convertible notes tendered in such proposed exchange offer, representing, in the aggregate, approximately 24.5% of the ownership of the Company on a pro forma basis. During the period of negotiations with the noteholder group, the Company also engaged in negotiations with the CD&R Fund regarding the amendments to the investment agreement that would be necessitated by the terms under negotiation with the noteholder group. CD&R indicated a willingness to proceed on the basis of the terms negotiated by the Company with the noteholder group. On August 27, 2009, the Company issued a press release announcing its entry into negotiations with the CD&R Fund and the group of noteholders on the basis of such possible amended terms. On August 28, 2009, the Company and the CD&R Fund executed an amendment to the investment agreement to extend the date by which the Company would be obligated to commence the exchange offer. Negotiations continued from August 25, 2009 to August 30, 2009.

On the evening of August 31, 2009, the Company’s board of directors met to consider the proposed amended terms. Among other things, the directors weighed the costs and benefits of the increased certainty of success of the restructuring that a lock-up and voting agreement would provide against the reduced ownership of the Company by the current stockholders on a pro forma basis. At the August 31, 2009 board meeting, Greenhill delivered a revised opinion, subsequently confirmed in writing, that, as of such date, and based on and subject to, among other things, the limitations and assumptions set forth in the opinion, the consideration to be received by the Company pursuant to the revised proposed CD&R investment is fair, from a financial point of view, to the Company. This opinion superseded the opinion of Greenhill previously delivered to the Company’s board of directors on August 13, 2009.

Following discussions, the Company’s board of directors unanimously approved the amended terms contemplated by amendment no. 2 to the investment agreement (see Annex D). In addition, the Audit Committee met and redetermined that the delay necessary in securing stockholder approval prior to the issuance of the Series B convertible preferred stock and of the common stock pursuant to the exchange offer would seriously jeopardize the financial viability of the Company and approved the reliance by the Company on the exception to the NYSE’s Shareholder Approval Policy contained in Paragraph 312.05 of the NYSE Listed Company Manual. The Audit Committee had previously determined the same in connection with the execution of the original investment agreement.

On August 31, 2009, (1) the Company and the CD&R Fund executed amendment no. 2 to the investment agreement which, among other things, amended the terms of the exchange offer contemplated by the original investment agreement to provide that holders of convertible notes would receive $500 cash and 390 shares of common stock for each $1,000 principal amount of convertible notes tendered in the exchange offer, and (2) concurrently with such execution, the Company and a group of noteholders representing more than 75% of the outstanding convertible notes executed the lock-up and voting agreement, dated August 21, 2009. Certain of the members of the group of noteholders also hold term loans and other obligations under our existing credit agreement and agreed to support the term loan refinancing as part of such lock-up agreement. Subsequent to the execution of such lock-up agreement, additional holders of notes became party to such lock-up agreement, increasing the aggregate amount of convertible notes subject thereto to 79% of the outstanding convertible notes.

After the launch of this exchange offer, the Company began negotiations with representatives of a group of holders of obligations under our existing credit agreement to amend the terms of the proposed term loan refinancing. As a result of these negotiations, on October 8, 2009, (1) the Company and the CD&R Fund executed amendment no. 3 to the investment agreement (see Annex E) which, among other things, amended certain provisions to the investment agreement to reflect the CD&R Fund’s and the Company’s agreement that, pursuant to the terms and conditions of the investment agreement, the execution of the form of amended credit agreement attached as Annex J after giving effect to the matters set forth in Annex K is deemed to satisfy the related condition to the CD&R investment, (2) concurrently with such execution, the Company and a group of lenders executed the lock-up agreement (dated October 8, 2009) (see “The Restructuring — The Lock-Up Agreements — Lock-Up Agreement (dated October 8, 2009)”) and (3) the Company and holders of convertible notes that executed the lock-up agreement attached as Annex M executed an amendment to such lock-up agreement (see Annex N) to take into account the matters set forth on Annex K.

After the announcement of the execution of the original investment agreement, the Company and its representatives, together with CD&R and its representatives, continued negotiations with certain of the Company’s lenders with respect to the terms of the proposed ABL financing. As a result of these negotiations, the form of ABL agreement attached hereto as Annex Q has been agreed to in principle with such prospective lenders to effect the proposed ABL financing, and the prospective lenders have indicated their willingness to enter into the form of ABL agreement attached hereto as Annex Q; however, no loan commitment letter from any such prospective lender has been received by the Company.

Reasons for the Restructuring

The Company is pursuing the restructuring in order to address its imminent debt repayment and repurchase obligations. We are currently facing a potentially imminent default under, and acceleration of, our existing credit facility, which may occur as early as November 6, 2009 (which may, in turn, also lead to a default under, and acceleration of, our other indebtedness, including under the convertible notes indenture). In addition, there is a high likelihood that we will be required to repurchase the convertible notes on November 15, 2009, the first scheduled mandatory repurchase date under the convertible notes indenture. In short, we may be required to repay or repurchase $473.7 million of our outstanding indebtedness by the middle of November. As of August 2, 2009, the Company had only approximately $105.4 million of unrestricted cash with which to satisfy these obligations, and no realistic ability to obtain the necessary additional funds in the capital markets.

We expect that the restructuring, if successful, will increase the Company’s capital and liquidity levels and reduce the amount of our outstanding debt. Specifically, upon the completion of the restructuring, we expect that our indebtedness would be reduced from approximately $473.7 million as of August 2, 2009 to approximately $150.4 million at the closing of the restructuring (consisting of $150.0 million in principal amount of term loans under the amended credit agreement and $0.4 million of our industrial revenue bond).

In addition, the ABL financing contemplated by the restructuring will provide us with liquidity in the range of $45.0 million to $125.0 million (based upon our borrowing base from time to time), for working capital purposes and future expansion.

Assuming we are able to complete the restructuring, we expect that, for the foreseeable future, cash generated from operations, together with the proceeds of the ABL financing, will be sufficient to allow us to service our debt, fund our operations, increase working capital as necessary to support our strategy and to fund planned capital expenditures and expansions (including approximately $5 million expected for the remainder of fiscal 2009).

If we do not complete the restructuring either through the recapitalization plan or the prepackaged plan, we will face an immediate liquidity crisis. If we do not complete the restructuring, we do not expect, and we cannot assure you, that we will have, or have access to, sufficient liquidity (1) to meet our debt repayment/repurchase obligations, including any potential acceleration of our existing credit facility, which may occur as early as November 6, 2009 (which may, in turn, also lead to a default under, and acceleration of, our other indebtedness, including under the convertible notes indentures) and (2) to meet our obligation to repurchase the convertible notes at the option of the holders thereof on November 15, 2009, the next scheduled repurchase date.

In such event, we will have an immediate need to pursue other alternatives to manage our liquidity needs, including potentially filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan. Based upon our efforts to identify alternatives to the restructuring described above under “The Restructuring—

Background to the Restructuring,” we do not expect, and there can be no assurance, that any alternative to such bankruptcy filing would be found.

We believe that a bankruptcy (other than the prepackaged plan) could result in recoveries to the companies creditors and equity holders substantially below those expected to result from the restructuring or prepackaged plan, and could materially adversely affect our business and prospects.

We therefore determined to pursue this restructuring because we believed that it was superior to any existing alternative.

Opinion of Greenhill Relating to the CD&R Investment

On August 31, 2009, Greenhill rendered its oral opinion, which was subsequently confirmed in writing, to our board of directors and which addressed, subject to the limitations and assumptions set forth in the opinion, only the fairness, from a financial point of view, to the Company of the consideration to be paid by the CD&R Fund for the Series B convertible preferred stock pursuant to the investment agreement. GREENHILL’S OPINION AND ANALYSIS DO NOT ADDRESS ANY OTHER ASPECT OF THE RESTRUCTURING, INCLUDING THE FAIRNESS OF THIS EXCHANGE OFFER AND THE CONSIDERATION TO BE PAID TO THE HOLDERS OF CONVERTIBLE NOTES PURSUANT TO THIS EXCHANGE OFFER, AND DO NOT CONSTITUTE RECOMMENDATIONS AS TO WHETHER OR NOT A HOLDER OF CONVERTIBLE NOTES OR ANY OTHER PERSON SHOULD TENDER ITS CONVERTIBLE NOTES IN THIS EXCHANGE OFFER OR ACCEPT OR REJECT THE PREPACKAGED PLAN. GREENHILL’S OPINION AND ANALYSIS WERE NOT PREPARED WITH A VIEW TOWARDS PUBLIC DISCLOSURE, AND GREENHILL BELIEVES ITS OPINION AND ANALYSIS ARE OF LITTLE OR NO RELEVANCE TO A DECISION BY A HOLDER OF CONVERTIBLE NOTES OR ANY OTHER PERSON WHETHER OR NOT TO TENDER ITS CONVERTIBLE NOTES IN THIS EXCHANGE OFFER OR TO ACCEPT OR REJECT THE PREPACKAGED PLAN.

Based upon the express limitations contained in its opinion, Greenhill believes that holders of convertible notes and other persons (other than our board of directors) are not entitled to rely upon or otherwise use its opinion or analysis for any purpose, and Greenhill would intend to assert the substance of the noted limitations on use against any holder of convertible notes or other such person seeking to or otherwise claiming a right to rely upon or otherwise use such opinion or analysis.

Greenhill is not aware of any controlling court decision addressing the validity of such a claim. It is possible that holders of convertible notes or other persons could seek to assert a claim that they may rely upon or otherwise use the opinion or analysis, which Greenhill would intend to oppose. The validity of any such claim, if asserted, could only be finally determined by a court of competent jurisdiction. The availability of such a state-law defense would have no effect on the rights and responsibilities of our board of directors under governing state law, or the rights and responsibilities of our board of directors or Greenhill under the federal securities laws. Subject to the foregoing, Greenhill has not objected to the inclusion of its opinion or the summary of its analysis as part of this prospectus/disclosure statement.

The foregoing factors should be taken into account in deciding whether Greenhill’s opinion and analysis should be considered by readers of this document.

The full text of the written opinion of Greenhill, dated August 31, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the opinion and the review undertaken in connection with rendering the opinion, is attached as Annex L to this prospectus/disclosure statement and is incorporated herein by reference. This opinion replaced and superseded Greenhill’s opinion, dated August 13, 2009.

In connection with rendering the opinion described above, Greenhill, among other things:

•	reviewed the investment agreement, dated as of August 14, 2009, by and between the Company and the CD&R Fund, as amended by an amendment thereto, dated August 28, 2009, and as proposed to be amended by a draft of Amendment No. 2 thereto (including certain related documents), which as amended by such draft Amendment No. 2, we refer to as the draft investment agreement;

•	reviewed a draft of the form of certificate of designations, preferences and rights of the Series B convertible preferred stock included as an exhibit to the draft investment agreement;

•	reviewed the form of the amended credit agreement attached hereto as Annex J;

•	reviewed a draft of the ABL term sheet attached hereto as Annex P;

•	reviewed the form of the stockholders agreement attached hereto as Annex F;

•	reviewed the form of the indemnification agreement attached hereto as Annex I;

•	reviewed the form of the registration rights agreement attached hereto as Annex H;

•	reviewed a draft of the lock-up and voting agreement;

•	reviewed certain publicly available financial statements of the Company;

•	reviewed certain other publicly available business and financial information relating to the Company that Greenhill deemed relevant;

•	reviewed certain information, including financial forecasts and other financial and operating data concerning the Company, prepared by the management of the Company;

•	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

•	compared the equity value implied by the consideration to be paid for the Series B convertible preferred stock pursuant to the investment agreement with the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•	compared the equity value implied by the consideration to be paid for the Series B convertible preferred stock pursuant to the investment agreement with that received in certain publicly available transactions that Greenhill deemed relevant;

•	compared the equity value implied by the consideration to be paid for the Series B convertible preferred stock pursuant to the investment agreement to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates Greenhill deemed appropriate;

•	reviewed the illustrative bankruptcy recoveries by the Company’s stockholders and creditors implied by management’s projections under various scenarios;

•	participated, at the written request of the Company, in discussions and negotiations among representatives of the Company and its legal advisors and representatives of the CD&R Fund and its legal advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill’s opinion is for the information of our board of directors and was rendered to our board of directors in connection with their consideration of the CD&R investment. The opinion may not be used for any other purpose without Greenhill’s prior written consent. Greenhill was not requested to opine as to, and Greenhill’s opinion does not in any manner address, (1) the underlying business decision to proceed with or effect the CD&R investment or the restructuring, (2) any of the financial or other terms of the restructuring or (3) any plan of reorganization under chapter 11 of the Bankruptcy Code. Greenhill expressed no opinion as to the fairness of any portion or aspect of the CD&R investment or the restructuring to the holders of any class of securities, creditors or other constituencies of the Company, the fairness of any portion or aspect of the CD&R investment or the restructuring to any one class or group of the Company’s security holders relative to any other class or group of the Company’s security holders, or the solvency, creditworthiness or fair value of the Company under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. In particular, Greenhill expressed no opinion as to the prices at which any publicly-traded shares of common stock of the Company will trade at any future time. Greenhill’s opinion was approved by a fairness committee. The opinion is not intended to be and does not constitute a recommendation to the members of our board of directors as to whether they should approve the CD&R investment or the investment agreement.

In giving its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of all information that was either publicly available or supplied or otherwise made available to it by management of the Company for the purposes of its opinion. Greenhill further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to financial forecasts, projections and other data furnished or otherwise provided to it, Greenhill assumed that they were reasonably prepared on a basis reflecting the best then currently available estimates and good faith judgments of the management of the Company as to those matters, and Greenhill relied on such forecasts and data in arriving at its opinion. Greenhill expressed no opinion with respect to such financial projections and data or the assumptions upon which they were based. In addition, Greenhill did not make any independent appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. At the direction of our board of directors, Greenhill based its review of the potential recoveries by the Company’s stockholders and creditors in a bankruptcy of the Company on those implied by management’s projections under various scenarios. Greenhill has assumed that the CD&R investment will be consummated in accordance with the terms set forth in the final, executed investment agreement, the terms of which it has assumed are identical in all material respects to the draft investment agreement reviewed by Greenhill, without any waiver of any material terms or conditions set forth in the investment agreement, and that the CD&R investment and restructuring will be effectuated as contemplated therein. Greenhill has assumed and relied upon, without independent verification, the accuracy of the representations and warranties contained in the investment agreement and that no indemnification payments will be made by the Company under the investment agreement. Greenhill has further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the CD&R investment will be obtained without any effect on the Company, the CD&R investment or the contemplated benefits of the CD&R investment in any way meaningful to its analysis. Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. It should be understood that subsequent developments may affect its opinion, but Greenhill does not have any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial and comparative analyses delivered by Greenhill to the Company’s board of directors in connection with rendering its opinion described above. The summary set forth below does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses.

Financial Forecast

For the purposes of Greenhill’s analysis, the Company provided to Greenhill, and instructed Greenhill to rely on, the financial forecast prepared by management that is summarized below:

	FY2009 (P)	FY2010 (P)	FY2011 (P)	FY2012 (P)
	($ in millions)

Revenue	$961	$861	$1,084	$1,331
Gross Profit	$161	$190	$252	$335
Margin (%)	16.8%	22.1%	23.2%	25.2%
Adjusted EBIT(1)	$(3)	$1	$36	$93
Margin (%)	(0.3)%	0.1%	3.4%	7.0%
Adjusted EBITDA(1)	$36	$36	$73	$127
Margin (%)	3.8%	4.1%	6.7%	9.6%
Capital Expenditures	$(23)	$(9)	$(50)	$(40)

(1) Excludes the effects of the significant charges incurred in 2009 for lower of cost or market adjustments, asset impairments, goodwill and intangible asset impairments, and debt extinguishment and refinancing costs.

Comparable Company Analysis

Greenhill reviewed revenue, adjusted equity value and enterprise value as multiples of estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, commonly referred to as trading multiples, of the Company and selected companies in the building products sector and selected steel producers with businesses deemed comparable to the Company for the purposes of this analysis. The companies reviewed by Greenhill are listed below:

Building Products	Steel Producers with Businesses Comparable to the Company
Kingspan Group	Nucor
Acuity Brands	Bluescope Steel
Armstrong World Industries
Worthington Industries
Simpson Manufacturing
Interface
Gibraltar Industries
Apogee
Quanex Building Products

Although no company is directly comparable to the Company, Greenhill selected these companies because it believed that they had characteristics that were instructive for purposes of its analysis. Greenhill reviewed the trading multiples for the selected companies based upon publicly available I/B/E/S estimates.

Based upon these multiples, and applying its professional judgment, Greenhill selected a range of EBITDA trading multiples from 7.0x to 9.5x and applied this range to management’s forecasted EBITDA for each of 2009 and 2010. This analysis indicated the following ranges of enterprise values, equity values and equity values per share for the Company:

	Current Trading													Equity Value per
Comparable Company	Multiples						Enterprise Valuation Range				Equity Value Range			Share Range(2)
Methodology	Low		-	High		EBITDA	Low	-	High	Net Debt(1)	Low	-	High	Low	-	High
	($ in millions, except per share data)

2009 EBITDA	7.0	x	-	9.5	x	$36	$253	-	$343	$375	$(122)	-	$(32)	$(6.11)	-	$(1.60)
2010 EBITDA	7.0	x	-	9.5	x	$36	$249	-	$337	$375	$(126)	-	$(37)	$(6.31)	-	$(1.87)

(1)	Based on $474 million debt outstanding less $99 million in projected cash at November 1, 2009.

(2)	Based on 20.0 million fully-diluted shares outstanding.

Greenhill believes that the comparable company analysis is of little or no relevance to a decision by a holder of convertible notes whether or not to tender its convertible notes in this exchange offer or accept or reject the prepackaged plan because, given the Company’s liquidity crisis and limited alternatives, Greenhill does not believe that the range of enterprise values implied by the analysis is likely to be a meaningful indicator of potential recoveries by any holder of convertible notes. In addition, Greenhill’s opinion did not address, and the comparable company analysis should not be relied upon as indicating, the price at which the Company’s common stock will trade at any future time.

Comparable Transaction Analysis

Using publicly available information, Greenhill reviewed selected precedent transactions with a transaction value between $200.0 million and $1.5 billion announced since 2000 by companies in the building products and steel producers sector. Specifically, Greenhill reviewed the following transactions:

Building Products Transactions

Date	Target	Acquiror

03/13/2008	Pavestone Co.	CRH
12/19/2007	IMSA Acero	Bluescope Steel
02/09/2007	ElkCorp	Building Materials Corp.
09/25/2006	Alcoa Home Exteriors	Ply Gem Industries
06/19/2006	APAC, Inc.	Oldcastle Materials
03/02/2006	Material Service Corp.	Hanson Aggregates
07/10/2002	Kiewit Materials	Rinker Materials
08/11/2000	Republic Group	Premier Construction Products
06/20/2000	Justin Industries	Berkshire Hathaway
06/02/2000	Celotex Ceiling Products	BPB

Steel Producers Transactions

Date	Target	Acquiror

09/04/2008	Beta Steel	NLMK
07/28/2008	AmeriCast Technologies	Bradken Limited
06/16/2008	Bayou Steel	Arcelor Mittal
05/20/2008	Esmark	Severstal
12/09/2007	Claymont Steel	Evraz Group S.A.
06/21/2007	Novamerican Steel	Barzel Industries
06/13/2007	The Techs Holdings	Steel Dynamics
02/28/2007	Steel Technologies	Mitsui & Co.
12/29/2006	Harris Steel	Nucor Corp.
11/10/2006	Tube City IMS	Onex Corp.
04/26/2006	MMI Products	Oldcastle (CRH)
05/30/2002	Birmingham Steel	Nucor Corp.
05/25/2000	Steelscape	IMSA Acero

For each of the selected precedent transactions, Greenhill analyzed the enterprise value of the target company expressed as a multiple of EBITDA and revenue for the last twelve months. Based upon these multiples and applying its professional judgment, Greenhill selected a range of EBITDA transaction multiples from 7.5x to 9.0x and applied this range to management’s forecasted EBITDA for each of 2009 and 2010. This analysis indicated the following ranges of enterprise values, equity values and equity value per shares for the Company:

	Transaction						Enterprise				Equity Value			Equity Value per
Comparable Transaction	Multiples						Valuation Range				Range			Share Range(2)
Methodology	Low		-	High		EBITDA	Low	-	High	Net Debt(1)	Low	-	High	Low	-	High
	($ in millions, except per share data)

2009 EBITDA	7.5	x	-	9.0	x	$36	$271	-	$325	$375	$(104)	-	$(50)	$(5.21)	-	$(2.50)
2010 EBITDA	7.5	x	-	9.0	x	$36	$266	-	$320	$375	$(109)	-	$(55)	$(5.43)	-	$(2.76)

(1)	Based on $474 million debt outstanding less $99 million in projected cash at November 1, 2009.

(2)	Based on 20 million fully-diluted shares outstanding.

Greenhill believes that the comparable transaction analysis is of little or no relevance to a decision by a holder of convertible notes whether or not to tender its convertible notes in this exchange offer or accept or reject the prepackaged plan because, given the Company’s liquidity crisis and limited alternatives, Greenhill does not believe that the range of enterprise values implied by the analysis is likely to be a meaningful indicator of potential recoveries by a holder of convertible notes. In addition, Greenhill’s opinion did not address, and the comparable transaction analysis should not be relied upon as indicating, the price at which the Company’s common stock will trade at any future time.

Discounted Cash Flow Analysis

Using a discounted cash flow methodology, Greenhill calculated the present values of the estimated future cash flows for the Company implied by management’s forecast. In this analysis, Greenhill assumed a weighted average cost of capital of between 11.0% and 13.0% and EBITDA terminal multiples of between 6.0x and 8.0x. While Greenhill’s discounted cash flow analysis implied a range of per share equity values of the Company of $18.48 to $32.14 and a range of enterprise values of the Company of $745 million to $1,018 million, Greenhill noted that such a traditional discounted cash flow analysis was of little utility because, among other things: (1) the analysis implicitly assumed that the Company’s near-term liquidity crisis could be averted, the Company’s existing stockholders would survive the near-term liquidity crisis and retain an equity interest, and the Company had no other actionable alternatives to the CD&R investment and restructuring other than filing for bankruptcy protection on terms other than as contemplated by the prepackaged plan; (2) the analysis was highly sensitive to the scale and timing of a recovery in the non-residential construction market, which was very uncertain; (3) the vast majority of the value in the discounted cash flow analysis was in the terminal value, which caused the total value to be very sensitive to small changes in terminal value and discount rate assumptions; and (4) a traditional weighted average cost of capital analysis did not reflect financing terms then-available to the Company. Greenhill noted the sensitivity of the calculated present values to potential delays in the recovery of the non-residential construction market by up to four years as well as to blended market costs of capital ranging from 15% to 25%, which costs of capital might be more indicative of the Company’s true cost of capital given its liquidity position. Greenhill believes that these considerations make the discounted cash flow analysis of little or no relevance to a decision by a holder of convertible notes whether or not to tender its convertible notes in this exchange offer or to accept or reject the prepackaged plan.

Illustrative Bankruptcy Recovery Analysis

Greenhill reviewed the illustrative bankruptcy recoveries by the Company’s stockholders and creditors implied by management’s projections under various scenarios. Greenhill applied EBITDA multiples of 7.0x to 9.5x to forecasted EBITDA for each of 2009 and 2010 to derive an implied enterprise value range for the Company. The implied enterprise value range for 2009 and 2010 ranged from $253 million to $343 million and from $249 million to $337 million, respectively. Greenhill then subtracted the amount of specified secured claims (the existing credit facility and industrial revenue bonds) and unsecured claims (the convertible notes), which resulted in potential remaining equity value per existing share ranging from a negative $11.26 through a negative $6.54 (i.e., no recovery). In performing this analysis, Greenhill assumed that the Company’s cash on hand would be required to pay bankruptcy expenses and for working capital needs and would therefore be unavailable to pay creditors.

Based on such analysis, Greenhill observed that the enterprise valuation of the Company would have to exceed 13.1x and 13.3x forecasted 2009 EBITDA and forecasted 2010 EBITDA, respectively, for current stockholders to attain any recovery under this analysis.

Greenhill’s illustrative bankruptcy recovery analysis supported Greenhill’s conclusion that in a standalone restructuring through bankruptcy, stockholders of the Company would be unlikely to retain any meaningful value. While the illustrative bankruptcy recovery analysis examined, among other things, illustrative potential recoveries for the holders of convertible notes, Greenhill did not conduct any independent valuation or appraisal of the assets or liabilities of the Company, nor was Greenhill furnished with any such appraisals, and at the Company’s direction Greenhill based its analysis of the potential recoveries by the Company’s stockholders and creditors in a bankruptcy on those implied by management’s financial forecast. While Greenhill believes that the illustrative bankruptcy recovery analysis was an appropriate and reasonable way to generally analyze the nature of the potential stockholders recoveries in a bankruptcy of the Company, Greenhill believes that an analysis intended to provide reasonable estimates of potential creditor recoveries in a bankruptcy would be substantially more complex and would require, among other things, a valuation or appraisal of the assets and liabilities of the Company, and thus Greenhill believes that the illustrative bankruptcy recovery analysis is of little or no relevance to a decision by a holder of convertible notes whether or not to tender its convertible notes in this exchange offer or accept or reject the prepackaged plan. In this regard, Greenhill notes that in “The Prepackaged Plan—Liquidation Analysis” the Company has set forth a liquidation analysis that is an estimate by the Company of the proceeds that may be generated as a result of the hypothetical chapter 7 liquidation of the Company’s assets.

The consideration for the CD&R investment was determined through arm’s length negotiations between the Company and the CD&R Fund and was approved by the Company’s board of directors. Greenhill provided advice to the Company during these negotiations. Greenhill did not, however, recommend any specific amount of consideration to the Company or its board of directors, that any specific amount of consideration constituted the only appropriate consideration for the CD&R investment or that the terms of the CD&R investment are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to the CD&R investment.

Our board of directors selected Greenhill as the Company’s financial advisor based on its qualifications and expertise in providing financial advice to acquirors, target companies and their respective boards of directors in merger and acquisition transactions. During the two years preceding the date of the opinion Greenhill was not engaged by, performed any services for or received any compensation from the Company or any other parties to the investment agreement (other than any amounts that were paid to it under the letter agreement pursuant to which Greenhill was retained as a financial advisor to the Company in connection with the CD&R investment) and at the date of the opinion Greenhill had no material relationships mutually understood to be contemplated with such parties. The Company has paid Greenhill a fee for delivering its opinion to the Company’s board of directors, in addition to a monthly advisory fee and certain contingent transaction fees, which fees will become payable upon closing of the restructuring. As a result, a substantial portion of Greenhill’s compensation is dependent upon the successful consummation of the CD&R investment. In addition, the Company has agreed to reimburse Greenhill for travel and other reasonable out-of-pocket expenses incurred in connection with, or arising out of Greenhill’s activities under or contemplated by its engagement, including all reasonable fees and disbursement of its legal counsel, consultants and other advisors, and to indemnify Greenhill and its affiliates for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Greenhill is also acting as the dealer-manager in connection with this exchange offer, for which it will be reimbursed for its reasonable out-of-pocket expenses and be indemnified for certain liabilities, including liabilities under the federal securities laws, and for which it may receive an additional fee.

Greenhill’s opinion was one of many factors considered by the Company’s board of directors in evaluating the CD&R investment and restructuring and should not be viewed as determinative of the views of the Company’s board of directors with respect to the CD&R investment and restructuring.

Description of the CD&R Investment

On August 14, 2009, we entered into an investment agreement with the CD&R Fund, which we refer to as the original investment agreement, which was subsequently amended by (1) an amendment, dated as of August 28, 2009, and (2) an amendment no. 2, dated as of August 31, 2009, which we refer to as the amendments. The term “investment agreement” refers to the investment agreement, as amended. Pursuant to the investment agreement, subject to the terms and conditions therein, the Company agreed to sell, and the CD&R Fund agreed to purchase, for a total purchase price of $250.0 million, an aggregate of 250,000 shares of a new class of our preferred stock, par value $1.00 per share, to be designated the Series B Cumulative Convertible Participating Preferred Stock, at a price of $1,000 per share.

The Investment Agreement

The following is a summary of the material terms and provisions of the investment agreement. While we believe this summary covers the material terms and provisions of the investment agreement, it may not contain all of the information that is important to you. The original investment agreement is included as Annex C and the amendments are included as Annex C, Annex D and Annex E hereto, each of which we incorporate by reference into this document. We encourage you to read carefully the investment agreement in its entirety.

The investment agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, the CD&R Fund, or CD&R or their respective subsidiaries and affiliates. The investment agreement contains representations and warranties by the Company, on the one hand, and by the CD&R Fund, on the other hand, each made solely for the benefit of the other. In the investment agreement, the assertions embodied in the representations and warranties are qualified by information in a confidential disclosure letter delivered in connection with the signing of the original investment agreement. The disclosure letter contains information that has been included in the Company’s general prior public disclosures, as well as additional potentially nonpublic information. While the Company does not believe that the disclosure letter contains information required to be publicly disclosed under the securities laws other than information that has already been so disclosed, the disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the investment agreement. Moreover, certain representations and warranties in the investment agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the Company, on the one hand, and the CD&R Fund, on the other hand. Accordingly, the representations and warranties in the investment agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company or the CD&R Fund at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the original investment agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

In this section of the prospectus/disclosure statement, we refer to (1) the investment agreement, (2) the stockholders agreement (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement”), (3) the registration rights agreement (see “The Restructuring—Description of the CD&R Investment—The Registration Rights Agreement”), (4) the indemnification agreement (see “The Restructuring—Description of the CD&R Investment—The Indemnification Agreement”), (5) the certificate of designations (see ‘‘The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock”), (6) the ABL agreement, the amended credit agreement and the ancillary refinancing documents related to the ABL agreement and the amended credit agreement (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing”), and (7) the prepackaged plan (see “The Prepackaged Plan”) as the transaction documents. We refer to the concurrent closing of the CD&R investment, the term loan refinancing, the ABL financing and this exchange offer, or, in the alternative, the effectiveness of the prepackaged plan, as the closing.

Structure

Under the investment agreement, at the closing, the CD&R investment and the other transactions contemplated by the restructuring will be accomplished as follows:

•	the Company will issue, sell and deliver to the CD&R Fund, and the CD&R Fund will purchase from the Company, an aggregate of 250,000 shares of Series B convertible preferred stock for an aggregate purchase price of $250.0 million, upon the terms and subject to the conditions of the investment agreement;

•	the Company and our subsidiaries, as applicable, will execute and deliver an amendment to our existing credit agreement (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The Term Loan Refinancing”); and

•	the Company and our subsidiaries, as applicable, will execute and deliver an ABL agreement (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The ABL Financing”).

Concurrently with the closing, but after the Company receives the proceeds from the CD&R investment, the Company will:

•	repay $143.3 million in principal amount of term loans outstanding under our existing credit agreement that are not rolled into the amended credit agreement, together with all accrued and unpaid interest and all other interest due and payable as of the closing, and cash collateralize or backstop in full, or replace with or roll over and novate into letters of credit issued and outstanding under the ABL agreement, all letters of credit outstanding under our existing credit agreement;

•	pay all fees, costs, expenses and other obligations (including under the amended credit agreement, the ABL agreement and related documents) that are due and payable as of the closing;

•	(1) if the restructuring is being accomplished through the recapitalization plan, accept the convertible notes validly tendered and not withdrawn pursuant to this exchange offer and (2) if the restructuring is being accomplished through the prepackaged plan, pay the claims with respect to the convertible notes pursuant to the prepackaged plan;

•	reimburse the CD&R Fund for transaction expenses up to $14.5 million (net of any transaction expenses that were previously reimbursed); and

•	pay CD&R a deal fee in an amount equal to $8.25 million.

The Exchange Offer; Solicitation of Acceptances of the Prepackaged Plan

We have agreed to commence this exchange offer and the solicitation for acceptances to the prepackaged plan under the terms of the investment agreement. Pursuant to the investment agreement, this exchange offer and the solicitation must be commenced and conducted on the terms and subject to the conditions set forth on Annex A to the investment agreement. We are prohibited from waiving any condition to this exchange offer or making any changes to the terms and conditions to this exchange offer without the prior consent of the CD&R Fund.

We may extend this exchange offer beyond the initial expiration date without the prior consent of the CD&R Fund for a period of not more than 10 business days, if, at such date, any of the conditions to this exchange offer have not been satisfied or, with the prior written consent of the CD&R Fund, waived and, subject to the termination of the investment agreement, we are required to extend this exchange offer if it expires before the registration statement of which this prospectus/disclosure statement forms a part is declared effective.

In the event that the conditions to the recapitalization plan are satisfied, including the conditions to this exchange offer (which includes the minimum tender condition), the Company has agreed to accept for exchange all convertible notes validly tendered in this exchange offer.

Commencement of a Reorganization Case in Connection with the Prepackaged Plan Covenant

Under the investment agreement, we and the CD&R Fund have agreed that in the event that the conditions to the recapitalization plan are not satisfied or waived, we will seek to accomplish the restructuring through the prepackaged plan. Specifically, we agreed, among other things:

•	to use our reasonable best efforts to obtain acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes; and

•	if the conditions to this exchange offer are not satisfied or, with the prior written consent of the CD&R Fund waived, by the expiration date, but we have received, as of the expiration date, acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes:

•	to file chapter 11 petitions in the U.S. Bankruptcy Court for the District of Delaware and commence the prepackaged plan proceeding under the Bankruptcy Code;

•	to file certain first day motions and seek to obtain entry of the orders approving such motions;

•	to schedule a hearing in the U.S. Bankruptcy Court for the District of Delaware on the earliest date possible to consider confirmation of the prepackaged plan and approve this prospectus/disclosure statement;

•	to send notices to all persons to whom such notices are required to be sent under the Bankruptcy Code and to such other persons as ordered by the bankruptcy court, as soon as practicable after the commencement of the prepackaged plan proceeding;

•	to use our reasonable best efforts to obtain confirmation of the prepackaged plan by the U.S. Bankruptcy Court for the District of Delaware;

•	to use our reasonable best efforts to obtain the dismissal of any and all appeals and motions for reconsideration filed with respect to the prepackaged plan or with respect to the confirmation order relating to the prepackaged plan; and

•	to cause the prepackaged plan to become effective and the distributions provided for under the prepackaged plan to be commenced as promptly as possible on or following the day on which conditions to effectiveness set forth in the prepackaged plan have been satisfied or waived.

Conditions to the CD&R Investment

Conditions to the CD&R Investment under the Recapitalization Plan. The obligation of the CD&R Fund, on the one hand, and the Company, on the other hand, to consummate the CD&R investment at the closing of the recapitalization plan is conditioned on the satisfaction or waiver by both the Company and the CD&R Fund of the following conditions:

•	the expiration or termination of any waiting period required to consummate the CD&R investment under the HSR Act (which condition was satisfied on September 8, 2009, when the U.S. Federal Trade Commission granted early termination of the waiting period under the HSR Act) and the Austrian Act (which condition was satisfied on September 26, 2009, when the review period under the Austrian Act expired);

•	the absence of (1) any provision of any applicable law and any issued injunction, judgment, decree or other order that prohibits the closing, that restricts the CD&R Fund or its affiliates from owning, voting, or converting or exercising any Series B convertible preferred stock in accordance with its terms, or exercising the CD&R Fund’s consent rights contemplated by the stockholders agreement and (2) any lawsuit by a governmental entity seeking to effect any of the foregoing;

•	the NYSE’s confirmation that the issuance of the Series B convertible preferred stock and the restructuring are in compliance with the NYSE’s stockholder approval policy; and the Company’s proper, unconditional obtainment of an exception under Paragraph 312.05 of the NYSE Listed Company Manual to issue the Series B convertible preferred stock without stockholder approval (which confirmation was provided to the Company on August 13, 2009, subject to the Audit Committee’s determination that the delay necessary in securing stockholder approval prior to the issuance of the Series B convertible preferred stock and of the common stock pursuant to the exchange offer would seriously jeopardize the financial viability of the Company and its approval of the Company’s reliance on the exception contained in Paragraph 312.05 of the NYSE Listed Company Manual, which determination was made by the Audit Committee on August 13, 2009 and on August 31, 2009);

•	the Company’s provision of notice to its stockholders as required by, and in compliance with, Paragraph 312.05 of the NYSE Listed Company Manual (which was provided by the Company on September 29, 2009), and the expiration of the ten-day notice period set forth in such paragraph (which occurred on October 8, 2009);

•	the Company’s filing with the Secretary of State of the State of Delaware of the certificate of designations for the Series B convertible preferred stock;

•	the expiration of this exchange offer and the satisfaction or waiver, with the prior consent of the CD&R Fund, of all of the conditions to this exchange offer; and

•	the sufficiency for the following applications of the proceeds from the CD&R investment, together with the Company’s available cash, which sufficiency we refer to as the sufficiency of proceeds condition:

•	to repay $143.3 million in principal amount of term loans outstanding under our existing credit agreement that are not rolled into the amended credit agreement, together with all accrued and unpaid interest and all other interest due and payable as of the closing;

•	to cash collateralize or backstop in full all letters of credit outstanding under our existing credit agreement that are not replaced with or rolled over and novated into letters of credit issued and outstanding under the ABL agreement;

•	to pay all fees, costs, expenses and other obligations relating to the recapitalization plan (including under the amended credit agreement, the ABL agreement and related documents) that are due and payable as of the closing;

•	to pay the cash consideration for all convertible notes validly tendered and not withdrawn under this exchange offer; and

•	to pay the maximum consideration necessary to repurchase or redeem all convertible notes not so tendered under this exchange offer pursuant to the convertible notes indenture.

The obligation of the Company to consummate the CD&R investment is conditioned on the satisfaction or waiver by the Company of the following conditions:

•	the truth and correctness (without regard to materiality or material adverse effect qualifications) of the representations and warranties of the CD&R Fund contained in the investment agreement (excluding the private placement representations (see “—Representation and Warranties” below)) as of the date of the investment agreement and at and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the CD&R Fund to consummate the CD&R investment;

•	the truth and correctness in all respects of the private placement representations at and as of the date of the investment agreement and at and as of the date of the closing as if made at and as of such time;

•	the receipt by the Company of a customary certificate of a senior officer of the CD&R Fund certifying to the satisfaction of the conditions described in the immediately preceding two bullet points;

•	the CD&R Fund’s performance of and compliance in all material respects with all covenants and obligations in the investment agreement that are to be performed or complied with by it at or prior to the closing; and

•	the CD&R Fund’s due execution and delivery of each of the stockholders agreement, the registration rights agreement and the indemnification agreement.

The obligation of the CD&R Fund to consummate the CD&R investment is conditioned on the satisfaction or waiver by the CD&R Fund of the following conditions:

•	the truth and correctness (without regard to materiality or material adverse effect qualifications) of the representations and warranties of the Company contained in the investment agreement (excluding those relating to capitalization and the lack of a material adverse change) as of the date of the investment agreement and at and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect;

•	the truth and correctness in all but de minimis respects of the representations and warranties of the Company relating to capitalization at and as of the date of the investment agreement and at and as of the date of the closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	the truth and correctness in all respects of the representations and warranties of the Company relating to the lack of a material adverse change at and as of the date of the closing as if made at and as of such time;

•	the Company’s performance of, and compliance in, all material respects with all covenants and obligations in the investment agreement that are to be performed or complied with by it at or prior to the closing;

•	the Company’s due execution and delivery of each of the stockholders agreement, the registration rights agreement and the indemnification agreement;

•	the Company’s due authorization, execution and delivery of the amended credit agreement either (1) in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K with such changes thereto deemed advisable by the CD&R Fund in its sole discretion (exercised in good faith) (see “The Restructuring— Description of the Term Loan Refinancing and the ABL Financing—Term Loan Refinancing”), or (2) on terms and conditions that are, in the CD&R Fund’s sole discretion (exercised in good faith), (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the CD&R Fund (as a prospective shareholder of the Company) than the terms and conditions contemplated in the form of the amended credit agreement attached hereto as Annex J or (y) otherwise acceptable to the CD&R Fund;

•	the amended credit agreement and other related documents being in full force and effect;

•	the satisfaction of all conditions precedent to the effectiveness of the amended credit agreement and the other related documents;

•	the receipt by the CD&R Fund of copies of the amended credit agreement and the other related documents;

•	subject to the consummation of the CD&R investment, (1) the termination of the revolving commitments under our existing credit agreement, and (2) to the extent required by the amended credit agreement and the ABL agreement, the subordination of the security interests arising under the amended credit agreement and related documents with respect to the collateral securing the ABL financing on a first-priority basis to the security interests in such collateral;

•	the Company’s due authorization, execution and delivery of the ABL agreement on terms and conditions that either (1) reflect the terms and conditions summarized in the ABL term sheet attached as Annex P or (2) are, in the CD&R Fund’s sole discretion (exercised in good faith), no less favorable (as to each item and in the aggregate) to the Company and the CD&R Fund (as a prospective shareholder of the Company) than the terms and conditions summarized in the ABL term sheet and, in each case described in clauses (1) and (2), otherwise are either (a) in the CD&R Fund’s reasonable discretion (exercised in good faith), consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the CD&R Fund (as a prospective shareholder of the Company) than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, or (b) in the CD&R Fund’s sole discretion (exercised in good faith), acceptable to the CD&R Fund (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The ABL Financing”);

•	the ABL agreement and the other related documents being in full force and effect;

•	the satisfaction of all conditions precedent to (1) the effectiveness of the ABL agreement and the other related documents, (2) the initial borrowings and any other extensions of credit thereunder other than delivery of a borrowing notice, and (3) the effectiveness of the documents related to the ABL agreement;

•	the receipt by the CD&R Fund of copies of the ABL agreement and the other related documents;

•	the due authorization, execution and delivery of each ancillary refinancing document contemplated by the term loan refinancing and the ABL financing on terms that are (1) consistent with the amended credit agreement and the ABL agreement, as applicable, and (2) otherwise either (a) in the CD&R Fund’s reasonable discretion (exercised in good faith), consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the CD&R Fund (as a prospective shareholder of the Company) than the terms and conditions of such agreement or document for companies sponsored by CD&R, or (b) in the CD&R Fund’s sole discretion (exercised in good faith), acceptable to the CD&R Fund;

•	on the date of the closing, after giving effect to the closing, (A) the absence of (1) any breach or default under the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing, (2) any allegations of breach or default by a person with the right to cause an acceleration of, or with the right to exercise any other remedy under the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing, and (3) any notice of intention to terminate the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing and (B) the absence of any default or event or circumstance that, with or without notice or lapse of time or both, would (1) constitute a breach, default or event of default under the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing, (2) result in a termination of the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing, (3) cause or permit the acceleration or any other change of the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing, (4) cause or permit the acceleration or any other change in any right or obligation under the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing, or (5) cause or permit the acceleration or any other change in the loss or impairment of any benefit under the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing;

•	the Company reasonably believing that we and our subsidiaries will be able to satisfy all terms and conditions to be satisfied by any of them under the amended credit agreement, the ABL agreement or the ancillary refinancing documents contemplated by the term loan refinancing and the ABL financing;

•	no more than $150.0 million in term loans being outstanding under the amended credit agreement after giving effect to the term loan refinancing;

•	the revolving credit commitments provided for under the ABL agreement being not less than $125.0 million in aggregate;

•	the available revolving credit commitments under the ABL agreement and the unrestricted cash available to the Company after applying any cash of the Company to the purposes set forth in the sufficiency of proceeds condition being not less than $90.0 million in the aggregate;

•	the ability of the Company to satisfy all conditions to borrowings and other extensions of credit under the ABL agreement;

•	the approval by our board of directors, including the approval by the disinterested directors serving on our board pursuant to Article TENTH of our restated certificate of incorporation, of the investment agreement, the other transaction documents and the transactions contemplated thereby (which such approval, with respect to the agreements and transactions related to the CD&R investment and with respect to this exchange offer, was received on August 13, 2009);

•	to the extent that the Company has authorized and unissued shares of common stock sufficient to permit the conversion of all or a portion of the shares of Series B convertible preferred stock to be issued at the closing, (1) the due authorization for listing, subject to official notice of issuance, on the NYSE or such other exchange on which the common stock is then listed or quoted, of such shares of common stock (which authorization was received by the Company on October 1, 2009) and (2) the number of such shares of common stock issuable upon conversion of the Series B convertible preferred stock that are so duly authorized for listing is no less than 7.8 million shares;

•	the adoption and declaration of advisability, and the approval and recommendation, by our board of directors, of certain amendments to our restated certificate of incorporation to increase the number of authorized shares (see “The Restructuring—Description of the CD&R Investment— The Stockholders Agreement—Agreement to Seek Amendments to our Restated Certificate of Incorporation”); and

•	the receipt by the CD&R Fund of customary certificates of certain senior officers of the Company certifying to the satisfaction of certain of the conditions, including a certificate of our Chief Executive Officer or Chief Financial Officer certifying to the satisfaction of the sufficiency of proceeds condition.

Conditions to the CD&R Investment under the Prepackaged Plan.  In the event that we seek to accomplish the restructuring through the prepackaged plan, the obligation of the CD&R Fund, on the one hand, and the Company, on the other hand, to consummate the CD&R investment is conditioned on the satisfaction or waiver by both the Company and the CD&R Fund of the following conditions in addition to the conditions to the closing of the recapitalization plan:

•	the confirmation order has been entered and no stay of such order is in effect; and

•	the satisfaction or waiver of all other conditions to the effectiveness of the prepackaged plan (see “The Prepackaged Plan—Conditions to the Effective Date of the Prepackaged Plan”),

and the following conditions to the closing of the recapitalization plan will not apply:

•	the NYSE’s confirmation that the issuance of the Series B convertible preferred stock and the restructuring are in compliance with the NYSE’s stockholder approval policy; and the Company’s proper, unconditional obtainment of an exception under Paragraph 312.05 of the NYSE Listed Company Manual to issue the Series B convertible preferred stock without stockholder approval;

•	the Company’s provision of notice to its stockholders as required by, and in compliance with, Paragraph 312.05 of the NYSE Listed Company Manual, and the expiration of the ten-day notice period set forth in such paragraph; and

•	the expiration of this exchange offer and the satisfaction or waiver, with the prior consent of the CD&R Fund, of all of the conditions to this exchange offer.

Termination of the Investment Agreement

The investment agreement may be terminated at any time prior to the consummation of the CD&R investment:

(1)	by either the CD&R Fund or the Company, if:

•	by November 12, 2009:

•	the closing of this exchange offer has not occurred; and

•	acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes have not been received; or

•	the prepackaged plan proceeding has been commenced and the effective date of the prepackaged plan has not occurred by a date that is no later than four weeks and ten days after the entry of the order confirming the prepackaged plan;

provided, that the party seeking to so terminate has not breached in any material respect its obligations under the investment agreement in any manner that has been a proximate cause of the failure to consummate the CD&R investment on or before the date on which the investment agreement can be so terminated, which date we refer to as the outside date;

(2) by either the CD&R Fund or the Company in the event that any governmental entity issues an order or takes any other action (and such order or other action has become final and nonappealable):

•	restraining, enjoining or otherwise prohibiting the closing;

•	prohibiting or restricting the CD&R Fund or its affiliates from owning and exercising in full all exchange, conversion and voting rights of the Series B convertible preferred stock contemplated to be exercisable by the CD&R Fund; or

•	prohibiting or restricting the CD&R Fund from exercising its consent rights under the stockholders agreement;

provided that the party seeking to so terminate has not breached in any material respect its obligations under the investment agreement in any manner that was a proximate cause of such order or action;

(3)	by the CD&R Fund, if:

•	the Company terminates this exchange offer or this exchange offer expires in accordance with the terms of the investment agreement without the Company having accepted for purchase the convertible notes pursuant to this exchange offer, unless, in either case, the Company has commenced the prepackaged plan proceeding by the day following the date on which acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes have been received and this exchange offer has expired pursuant to the terms of the investment agreement; or

•	this exchange offer has expired on or after the outside date and the conditions to this exchange offer have not been satisfied and acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes have not been received;

(4)	by the CD&R Fund, if our board of directors:

•	approves or recommends to our stockholders a superior proposal (see “—Acceptance of Superior Proposal” below);

•	formally withdraws its support for this exchange offer;

•	makes a recommendation against this exchange offer or the restructuring;

•	recommends another company transaction proposal; or

•	resolves to effect any of the foregoing;

(5)	by the CD&R Fund, if:

•	the Company or any of our subsidiaries commence any case, proceeding or other action under any existing or future law of any jurisdiction, relating to bankruptcy, insolvency, reorganization or similar laws relating to relief of debtors, which we refer to as a bankruptcy proceeding:

•	seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent,

•	seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution or composition or similar action with respect to it or its debts generally, or

•	seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets in each case, other than with respect to the prepackaged plan proceeding;

•	any bankruptcy proceeding has been commenced against any of the Company and our subsidiaries other than the prepackaged plan proceeding and such bankruptcy proceeding has not been dismissed within 30 days of such commencement;

•	the Company or any of our subsidiaries have become unable, admit our inability or fail generally to pay our debts as they become due;

•	the Company or any of our subsidiaries make a general assignment for the benefit of our creditors;

•	the Company fails to comply with our obligations to commence the prepackaged plan proceeding (see “—Commencement of a Reorganization Case in Connection with the Prepackaged Plan Covenant” above);

•	if the prepackaged plan proceeding has been commenced, at any time after 25 days after the filing of the prepackaged plan, if the bankruptcy court has not entered the order approving the motion relating to the fees and expenses payable to the CD&R Fund and CD&R under the investment agreement on or prior to such date;

•	if the prepackaged plan proceeding has been commenced, at any time after eight weeks after the filing of the prepackaged plan, if the bankruptcy court has not entered the confirmation order with respect to the prepackaged plan on or prior to such date;

•	if the prepackaged plan proceeding has been commenced, the prepackaged plan proceeding is dismissed or converted from a case under chapter 11 to one under chapter 7 of the Bankruptcy Code, or the Company files a motion or other pleading with the bankruptcy court seeking the dismissal or conversion of the prepackaged plan proceeding;

•	at any time, if the Company or any of our subsidiaries file a plan of reorganization or liquidation other than the prepackaged plan; or

•	if the prepackaged plan proceeding has been commenced, at any time, if the bankruptcy court (a) grants relief that is materially inconsistent with the investment agreement or the prepackaged plan in any respect or (b) enters an order confirming any plan of reorganization other than the prepackaged plan;

(6) by the Company, to accept a superior proposal or if the bankruptcy court enters an order requiring the Company to terminate the investment agreement in order to accept a qualifying transaction (see “—Termination Fees; Transaction Expenses Following Termination” below);

(7) by either the CD&R Fund or the Company, if the prepackaged plan proceeding has been commenced and the bankruptcy court enters an order denying confirmation of the prepackaged plan, or the order confirming the prepackaged plan is vacated or reversed and does not become a final order within four weeks and ten days after the entry of such confirmation order; or

(8) by the mutual written consent of the CD&R Fund and the Company.

If the investment agreement is terminated and the CD&R investment is abandoned, except for the provisions relating to the indemnity obligations of the Company in connection with the CD&R losses for execution and performance of the investment agreement (see “—Indemnity” below), confidentiality, the provisions described in “—Termination Fees; Transaction Expenses Following Termination” below, the provisions relating to amendment, and waivers and certain other miscellaneous provisions in the investment agreement, the investment agreement forthwith becomes void and there will be no liability on the part of either party thereto.

Termination Fees; Transaction Expenses Following Termination

In the event the investment agreement is terminated for any reason (other than in circumstances described in clause (8) above under “—Termination of the Investment Agreement” and other than solely as a result of the failure of the parties to obtain the clearance or approval under the HSR Act) and the CD&R Fund has not taken any action, or failed to take any action, in breach of the investment agreement that proximately caused the event, condition or passage of time giving rise to the termination of the investment agreement or the failure of the closing to occur, then we will reimburse the CD&R Fund for all of its transaction expenses up to $9.5 million in the aggregate (net of any transaction expenses already paid no later than two business days after submission of reasonable supporting documentation of such expenses).

In the event that the investment agreement is terminated:

•	in circumstances described in clause (4) or clause (6) above under “—Termination of the Investment Agreement”; or

•	in circumstances described in clause (1) above under “—Termination of the Investment Agreement,” and (a) within 12 months of the date of termination, the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any qualifying transaction (as described below), and (b) at the time of the termination, (x) the CD&R Fund is not in material breach of any of its material covenants and agreements contained in the investment agreement or its representations and warranties contained in the investment agreement and (y) the following conditions have been satisfied:

•	the expiration or termination of any waiting period required to consummate the CD&R investment under the HSR Act and the Austrian Act (each, as described on the front cover of this prospectus/disclosure statement);

•	the absence of (1) any provision of any applicable law and any issued injunction, judgment, decree or other order that prohibits the closing, that restricts the CD&R Fund or its affiliates from owning, voting, or converting or exercising any Series B convertible preferred stock in accordance with its terms, or exercising the CD&R Fund’s consent rights contemplated by the stockholders agreement and (2) any lawsuit by a governmental entity seeking to effect any of the foregoing; or

•	in circumstances described in clause (3), clause (5) or clause (7) above under “—Termination of the Investment Agreement,” and at the time of such termination, the CD&R Fund is not in material breach of any of its material covenants and agreements contained in the investment agreement or its representations and warranties contained in the investment agreement, and within 12 months of the date of termination, the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any qualifying transaction;

then the Company will pay to the CD&R Fund a termination fee in an amount equal to $8.25 million and the Company will reimburse the CD&R Fund for up to $9.5 million of its expenses relating to the restructuring (net of any amounts previously paid or reimbursed).

A qualifying transaction means any company transaction proposal (see “—No Solicitation Covenant” below), which, in the case of a company transaction proposal that is a restructuring, reorganization, liquidation, dissolution or similar transaction, is a superior lender proposal (as described in “—No Solicitation Covenant” below, without giving regard to the parenthetical in such definition).

Term Loan Refinancing Covenant

We have agreed to pay when due all interest, fees, expenses and other obligations arising under our existing credit agreement and related credit documents as and when they become payable, and to otherwise comply with and timely perform all of our obligations under such agreements and documents at all times during the term of the investment agreement, including during the pendency of the prepackaged plan proceeding (subject to the consent or approval of the U.S. Bankruptcy Court for the District of Delaware).

In addition, we have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use reasonable best efforts to cooperate with us in such efforts) to take all reasonable actions and to do all things reasonably necessary, proper or advisable, to amend our existing credit agreement on the terms and conditions provided in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K or otherwise contemplated thereby. The CD&R Fund may make such additions, modifications, alterations, corrections or other changes to the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K as it deems advisable in its sole discretion (exercised in good faith) to:

•	add, provide or complete any schedule, annex, exhibit, numerical amount or other information that is omitted, missing or incomplete, or modify, alter, correct or change (including without limitation by deleting or replacing) any wording that is in brackets;

•	cure any ambiguity, mistake, omission or defect;

•	cure any inconsistency, including with any other provision of the same agreement or of the ABL agreement or any other transaction document or other agreement entered into in connection therewith;

•	address a material risk that (1) we will be unable to comply with the terms or conditions of the agreement or (2) by complying with the terms and conditions of the agreement we will be subject to a material risk of not complying with the terms and conditions of the ABL agreement or any other transaction document or other agreement entered into in connection therewith;

•	effect the intent evidenced by the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K ; or

•	avoid adverse tax consequences to us or any of our subsidiaries.

In the event that we cannot amend our existing credit agreement on the terms and conditions contemplated in the previous paragraph for any reason, we have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use commercially reasonable efforts to cooperate with us in such efforts, including by actively assisting us in negotiation of related definitive documentation) to amend the terms of our existing credit agreement (1) on terms and conditions that are, in the CD&R Fund’s sole discretion (exercised in good faith), (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions contemplated in the form of the amended credit agreement attached hereto as Annex J or (y) otherwise acceptable to the CD&R Fund, and (2) to extend the maturity of $150.0 million principal amount of the term loans outstanding under our existing credit agreement, as promptly as practicable but in any event no later than outside date (see “—Termination of the Investment Agreement” above).

See “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The Term Loan Refinancing”

Pursuant to the lock-up agreements, holders of obligations under our existing credit agreement that executed a lock-up agreement have agreed, subject to the terms contained in the applicable lock-up agreement, (1) to support the term loan refinancing by accepting a portion of the repayment contemplated thereby and by executing an amendment to our existing credit agreement in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K and (2) to vote all their obligations under the existing credit agreement in favor of the prepackaged plan, among other things. See “The Restructuring—The Lock-Up Agreements.” Including the holders of obligations under our existing credit agreement, we have commitments or confirmation of intent from lenders under our existing credit agreement holding more than two-thirds (2/3) of the outstanding principal amount of the obligations under existing credit agreement to consummate the term loan refinancing by executing the form of amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K.

ABL Financing Covenant

We have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use commercially reasonable efforts to cooperate with us in such efforts) to take all reasonable actions and to do all things reasonably necessary, proper or advisable, to arrange and obtain revolving credit commitments for general corporate purposes from lenders on terms and conditions that reflect the terms and conditions summarized in the ABL term sheet attached as Annex P and otherwise are either (a) in the CD&R Fund’s reasonable discretion (exercised in good faith), consistent with and no less favorable (as to each item (other than immaterial item) and in the aggregate) to the Company and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, or (b) in the CD&R Fund’s sole discretion (exercised in good faith), acceptable to the CD&R Fund.

In the event that revolving credit commitments cannot be obtained on terms and conditions described in the previous paragraph, we have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use commercially reasonable efforts to cooperate with us in such efforts, including by actively assisting us in our negotiation of related definitive documentation) to obtain alternative financing from alternative sources (A) that is on terms and conditions that (1) are, in the CD&R Fund’s sole discretion (exercised in good faith), no less favorable (as to each item and in the aggregate) to the Company and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions summarized in the ABL term sheet and otherwise (2) are either (a) in the CD&R Fund’s reasonable discretion (exercised in good faith), consistent with and no less favorable to the Company and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, or (b) in the CD&R Fund’s sole discretion (exercised in good faith), acceptable to the CD&R Fund, and (B) that provides revolving credit commitments in an aggregate principal amount that is not less than $125.0 million, as promptly as practicable but in any event no later than the outside date.

See “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The ABL Financing.”

We have been in discussions with prospective lenders regarding the terms of the ABL agreement to give effect to the ABL financing and the Company has finalized with such prospective lenders the form of ABL agreement attached hereto as Annex Q and confirmed participation for the full availability under such ABL financing. While the form of ABL agreement attached hereto as Annex Q has been agreed to in principle with such prospective lenders, and the Company has been informed that the prospective lenders have indicated their willingness to enter in to the form of ABL agreement attached hereto as Annex Q in connection with the consummation of the CD&R investment, no loan commitment letter from any such prospective lender has been received by the Company.

Conduct of Business Covenant

We have agreed that, except (1) as expressly permitted or required by the transaction documents or otherwise consented to by the CD&R Fund and (2) as set forth in the disclosure letter to the investment agreement, from the date of the original investment agreement to the date of the closing (or the termination of the investment agreement, if applicable), we and our subsidiaries will conduct our business in all material respects in the ordinary course of business consistent with past practice provided that we may make such changes to the manner in which we conduct business as are required by the prepackaged plan proceeding.

In addition, during the same period, except as expressly permitted or required by the transaction documents, without the prior written consent of the CD&R Fund, neither we nor any of our subsidiaries:

•	will take any action that, if taken after the issuance of the Series B convertible preferred stock:

•	would require the written consent of or vote by holders of such Series B convertible preferred stock under the certificate of designations (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Voting Rights”) or would require the consent of the CD&R Fund and its affiliates pursuant to the stockholders agreement (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Consent Rights”);

•	would trigger a redemption right under the certificate of designations (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Change of Control Redemption Right”); or

•	would result in an adjustment to be made under the certificate of designations (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti–Dilution Adjustments”);

•	amend, modify, terminate or otherwise make any change to, directly or indirectly, our existing credit agreement and related credit documents except we may extend (and, as described in our current report on Form 8-K filed on August 27, 2009, on August 21, 2009, have extended) the current waiver from the lenders under our existing credit agreement;

•	other than with respect to the prepackaged plan proceeding, commence a bankruptcy proceeding (see “—Termination of the Investment Agreement” above); or

•	take any action that is in furtherance of the delisting of the common stock from the NYSE or the listing of the common stock on any other stock exchange or automated quotation system.

We also agree not to declare or pay any dividend or distribution on any of our securities on or prior to the closing.

No Solicitation Covenant

We have agreed to cease any discussions or negotiations with any parties that may be ongoing with respect to a company transaction proposal (as described below). In addition, after the execution of the investment agreement, we agreed not to, and not to authorize or permit our subsidiaries to:

•	solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or could reasonably be expected to lead to a company transaction proposal;

•	participate in any negotiations regarding a company transaction proposal with, or furnish any nonpublic information relating to a company transaction proposal to, any person;

•	engage in discussions regarding a company transaction proposal with any person, except to notify such person of the restrictions in the investment agreement;

•	approve, endorse or recommend any company transaction proposal;

•	enter into any letter of intent or agreement in principle or any agreement providing for any company transaction proposal, except for a confidentiality agreement, which confidentiality provisions are no less restrictive to such person making the company transaction proposal than the provisions in the confidentiality agreement executed by the CD&R Fund with the Company is to the CD&R Fund, its affiliates, and their respective personnel and representatives; or

•	propose or agree to do any of the foregoing.

Notwithstanding the foregoing, if at any time prior to the closing, we receive a bona fide, written and unsolicited company transaction proposal and our board of directors determines in good faith, after consultation with outside counsel and our independent financial advisor, that such company transaction proposal constitutes a superior proposal (as described below) or is reasonably likely to result in a superior proposal, the Company may:

•	furnish nonpublic information to the person making such company transaction proposal, if:

•	prior to so furnishing such nonpublic information, we have (1) advised the CD&R Fund of the receipt of the company transaction proposal and made specified disclosures to the CD&R Fund regarding the terms and conditions of such company transaction proposal and (2) have received from such person making the company transaction proposal a customarily restrictive confidentiality agreement; and

•	all such nonpublic information has previously been provided to the CD&R Fund or is provided to the CD&R Fund prior to or substantially contemporaneously with the time it is provided to the person making such company transaction proposal; and

•	engage in discussions or negotiations with such person with respect to the company transaction proposal.

Until the later of (1) any scheduled expiration date on which all of the conditions to this exchange offer have been satisfied (or, with the prior written consent of the CD&R Fund, waived) or acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes have been received and (2) the date on which all conditions to the CD&R investment have been satisfied (or in our reasonable judgment, such conditions are reasonably certain to be satisfied by the outside date (see “—Termination of the Investment Agreement” above)), at any time at which (a) any of the conditions to this exchange offer has not been satisfied (or, with the prior written consent of the CD&R Fund, waived), acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes have not been received or any other condition to the CD&R investment has not been satisfied (and, in the Company’s reasonable judgment, there is material uncertainty as to whether any such condition will be satisfied by the outside date) and (b) we are not in material breach of any of our material covenants and agreements contained in the investment agreement, then we may:

•	propose a contingency plan proposal (as described below) to any person that, to our knowledge, is not considering making, and, in the case of a holder of convertible notes or a lender under our existing credit agreement, has not since April 1, 2009 made, a company transaction proposal other than a contingency plan proposal;

•	participate in negotiations and engage in discussions regarding a contingency plan proposal with, or furnish nonpublic information relating to a contingency plan proposal to, any person that, to our knowledge, is not considering making, and, in the case of a holder of convertible notes or a lender under our existing credit agreement, has not since April 1, 2009 made, a company transaction proposal other than a contingency plan proposal; or

•	propose or agree to do any of the foregoing;

so long as:

•	prior to furnishing any nonpublic information, we have (i) advised the CD&R Fund of the receipt of the contingency plan proposal and made specified disclosures to the CD&R Fund regarding the terms and conditions of such contingency plan proposal; and (ii) have received from such person making a customarily restrictive confidentiality agreement; and

•	all such nonpublic information has previously been provided to the CD&R Fund or is provided to the CD&R Fund prior to or substantially contemporaneously with the time it is provided to the person making such contingency plan proposal or to whom such contingency plan proposal has been made.

We have agreed (1) to promptly advise the CD&R Fund of the receipt of any request for nonpublic information relating to the Company or any of our subsidiaries other than requests for information not reasonably expected to be related to a company transaction proposal and (2) to keep the CD&R Fund fully informed of the status of any company transaction proposal or contingency plan proposal in connection with which we have provided nonpublic information.

A company transaction proposal means any inquiry, proposal or offer from any person or group of persons other than the CD&R Fund or its affiliates relating to any (1) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and our subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities (or any indebtedness or other obligation that is exchangeable for or convertible into any such security, or any other right to acquire any such security, contingent or otherwise) of the Company, or (2) any tender offer or exchange offer, merger, reorganization, restructuring, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity infusion or similar transaction involving the Company (or any of our subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and our subsidiaries, taken as a whole) that if consummated would result in any person or group of persons beneficially owning 20% or more of the voting rights of any class or series of capital stock of the Company.

A contingency plan proposal means any proposal relating to any merger, restructuring, reorganization, recapitalization, liquidation, dissolution or similar transaction involving us or any of our subsidiaries that our board of directors in good faith determines does not constitute a superior proposal or a superior lender proposal and is not reasonably likely to result in a superior proposal or a superior lender proposal, which determination is made after consultation with outside counsel and our independent financial advisor and assumes consummation of the restructuring.

A superior lender proposal means any proposal involving any person making more than a de minimis investment or commitment (other than a person who is as of the date hereof a holder of convertible notes or a lender under our existing credit agreement) relating to a restructuring, reorganization, liquidation, dissolution or similar transaction pursuant to which (1) holders of convertible notes would receive consideration in respect of the convertible notes that is of equal or greater total market value than such holders would receive pursuant to the restructuring, or (2) the lenders under our existing credit agreement would receive cash in repayment of the outstanding borrowings under our existing credit agreement in an amount equal to or greater than pursuant to the term loan refinancing, or would receive consideration in respect of their rights under our existing credit agreement and related credit documents that are of equal or greater total market value and security than such lenders under our existing credit agreement would receive pursuant to the term loan refinancing and that does not include any equity security.

A superior proposal means a bona fide written proposal or offer from any person or group of persons other than the CD&R Fund or its affiliates not solicited in violation of the investment agreement relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of our net revenues, net income or assets, or 50% or more of any class or series of our securities, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 50% or more of the voting rights of any class or series of our capital stock, any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity infusion or similar transaction involving us (or our subsidiaries whose business constitutes 50% or more of our net revenues, net income or assets) or any restructuring or reorganization of us, in each case, that our board of directors in good faith determines, would, if consummated, result in a transaction that is more favorable to us and our existing stockholders than the restructuring, which determination is made (1) after receiving the advice of our independent financial advisor, (2) after taking into account the likelihood (and likely timing) of consummation of such transaction on the terms set forth therein (as compared to the terms in the transaction documents) and (3) after taking into account all relevant legal (with the advice of outside counsel), financial (including the financing terms of any such proposal, the additional transaction costs and the effect of any termination fee, expenses or amounts payable under the investment agreement), regulatory or other aspects of such proposal and any other relevant factors permitted by applicable law.

Acceptance of Superior Proposal

At any time prior to the closing, if we receive a superior proposal, our board of directors may terminate the investment agreement to enter into a definitive agreement with respect to such superior proposal, so long as:

•	we have provided prior written notice to the CD&R Fund at least five calendar days in advance of our intention to take such actions and providing disclosure of the terms and conditions of such superior proposal;

•	during such notice period, we and our independent financial advisor and outside counsel have negotiated with the CD&R Fund in good faith (to the extent the CD&R Fund desires to negotiate) to make such adjustments in the terms and conditions of the investment agreement so that such company transaction proposal ceases to constitute a superior proposal; and

•	at or prior to the time of termination of the investment agreement, we have paid the termination fee (see “—Termination Fees; Transaction Expenses Following Termination” above).

In the event of any material revisions to the superior proposal, we have agreed to deliver a new written notice to the CD&R Fund and comply with the above enumerated requirements with respect to such new written notice, except that the new notice period will be two calendar days instead of four calendar days.

Regulatory Filings and Third-Party Consents Covenant

We and the CD&R Fund have each agreed to cooperate and consult with the other and use our respective best efforts to take all actions, to file all documents, to do and to help the other party to do, all things necessary, proper or advisable to cause the conditions to this exchange offer and the closing to be satisfied as promptly as practicable and to consummate the restructuring, including (1) preparing and filing as promptly as practicable all documentation, effecting all necessary applications, notices, petitions, filings and other documents and obtaining all necessary permits, consents, waivers, clearances, approvals, authorizations, permits, orders, consents of, or any exemptions by, all governmental entities, (2) seeking all necessary or advisable consents of third parties to the restructuring and (3) using best efforts to cause the satisfaction, but not waiver, of the conditions to closing with respect to the expiration or termination of any waiting period require to consummate the CD&R investment under the HSR Act and the Austrian Act. In particular, we and the CD&R Fund have each agreed to use our respective best efforts to obtain, and use our respective best efforts to help the other obtain, as promptly as practicable, all approvals, authorizations, consents, clearances, expirations or terminations of waiting periods or exemptions required from all necessary governmental entities for the restructuring, including, but not limited to, filings and notifications with respect to, and expiration or termination of any applicable waiting period under, the HSR Act and any other applicable competition or merger control laws.

On August 28, 2009, each of the Company and the CD&R Fund made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the CD&R investment and the CD&R Fund made an appropriate filing under the Austrian Act. The waiting period under the HSR Act was terminated on September 8, 2009. The review period under the Austrian Act expired on September 26, 2009.

Each party specifically agreed not to agree or commit to contest the enforceability of the investment agreement under the Bankruptcy Code, or, except as otherwise provided in the investment agreement, agree or commit to delay or not to close any of the transactions contemplated by the investment agreement, without the express written consent of the other party.

Each party agreed to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and to promptly (1) furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the matters described in this section, (2) inform the other party of any communication from any governmental entity regarding the restructuring and of any communication received or given in connection with any legal, administrative or other proceeding by a private party or any investigation, proceeding or other action by the NYSE, in each case regarding the restructuring and (3) provide counsel for the other party with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any governmental entity or the NYSE, and any other information supplied by such party and such party’s subsidiaries to a governmental entity or the NYSE, in connection with the restructuring, subject to certain redactions. Each party also agreed to permit counsel for the other party to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any governmental entity or the NYSE in connection with the restructuring. The parties agreed not to participate in any meeting or discussion with any governmental entity or the NYSE in connection with the restructuring unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity or the NYSE, to give the other party the opportunity to attend and participate.

Each party agreed not to acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that would delay or make materially more difficult the obtaining of any approvals, authorizations, consents, clearances, expirations or terminations of waiting periods or exemptions approval or authorization required under the HSR Act for the CD&R investment.

Representations and Warranties

The investment agreement contains representations and warranties made by the Company to the CD&R Fund and representations and warranties made by the CD&R Fund to the Company.

We made customary representations and warranties in the investment agreement, which are, in some cases, subject to specified exceptions and qualifications (including qualifications that subject certain representations and warranties to a “material adverse effect” or “materiality” standard). Our representations and warranties relate to, among other things:

•	our and our subsidiaries’ proper organization, good standing and existence and corporate power to operate our and their properties and conduct our and their businesses;

•	our ownership of certain subsidiaries;

•	our capitalization;

•	the lack of registration rights or voting agreements with respect to our securities;

•	our corporate power and authority to enter into the transaction documents and to consummate the restructuring;

•	the enforceability of the transaction documents;

•	the absence of any violation of or conflict with or defaults under our and our subsidiaries’ organizational documents, certain convertible notes and instruments, or applicable law as a result of entering into the transaction documents and consummating the restructuring;

•	the absence of any violation of law or order applicable to us or our subsidiaries or any of our and their properties or assets;

•	the lack of any requirements for notice to, filing with, exemption or review by, or authorization, consent or approval of, any governmental entity or any other person under any provision of any material agreement or other instrument to which we are a party in connection with the execution and delivery of the transaction documents and consummating the restructuring;

•	certain of our SEC filings and the consolidated financial statements included therein;

•	the absence of undisclosed liabilities;

•	our disclosure controls and procedures and internal controls over financial reporting;

•	the absence of any material complaints, allegations, assertions or claims regarding our accounting or auditing practices;

•	the absence of any change, condition, event or development since the date of the investment agreement that would have, individually or in the aggregate, a material adverse effect on the Company;

•	the lack of action, claim, suit, proceeding or investigation against us or any of our subsidiaries;

•	our compliance with laws;

•	our possession of all licenses and permits necessary to own or lease our properties and carry on our business;

•	the due authorization of the Series B convertible preferred stock and other matters relating to the Series B convertible preferred stock;

•	tax matters;

•	our employee benefit plans;

•	our employees and compliance with labor laws;

•	our intellectual property;

•	our real property;

•	our title to assets;

•	environmental matters;

•	certain of our material contracts;

•	the absence of undisclosed brokers’ or finders’ fees;

•	our compliance with the continued listing requirements of the NYSE;

•	our insurance policies;

•	our actions relating to certain state anti-takeover statutes and provisions in our restated certificate of incorporation;

•	approval by our board of directors of the transaction documents including the transactions contemplated thereby, including this exchange offer;

•	this prospectus/disclosure statement, the related registration statement and the Schedule TO filed in connection with this exchange offer;

•	our receipt of a fairness opinion from Greenhill;

•	the ABL agreement and other related credit documents contemplated by the ABL financing (including with respect to (1) the absence of any amendment or modification of such documents from and after execution and delivery thereof, (2) the validity and binding effect of such documents on the Company and each of our subsidiaries that is a party thereto, (3) the absence of default or breach (or allegations thereof) in any material respect under the terms of the ABL agreement or the other related documents, and (4) the absence of any default or event or circumstance that, with or without notice or lapse of time or both, would constitute a breach, default or event of default thereunder);

•	our existing credit agreement and the related credit documents (including with respect to our payment of any and all fees, expenses and other obligations that are due and payable in connection with our existing credit agreement and other related documents and the lack of revolving loans outstanding under our existing credit agreement);

•	the amended credit agreement and other related documents contemplated by the term loan refinancing (including with respect to (1) the absence of any amendment or modification of such documents from and after execution and delivery thereof, (2) the validity and binding effect of such documents on the Company and each of our subsidiary that are parties thereto, (3) the absence of default or breach in any material respect under (or allegations thereof) the terms of the amended credit agreement or the other related documents, and

(4) the absence of any default or event or circumstance that, with or without notice or lapse of time or both, would constitute a breach, default or event of default thereunder); and

•	the solvency of the Company and our subsidiaries after giving effect to the closing.

In the investment agreement, the CD&R Fund makes customary representations and warranties, which are, in some cases, subject to specified exceptions and qualifications. The CD&R Fund’s representations and warranties relate to, among other things:

•	its status and certain acknowledgements relating to the CD&R investment, which representations and warranties we refer to as the private placement representations, including:

•	its status as an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act;

•	its awareness that the sale of the Series B convertible preferred stock and the common stock issuable upon conversion of the Series B convertible preferred stock is being made in reliance on a private placement exemption from registration under the Securities Act;

•	its acquisition of the Series B convertible preferred stock and common stock issuable upon conversion of the Series B convertible preferred stock is for its own account;

•	that the Series B convertible preferred stock and common stock issuable upon conversion of the Series B convertible preferred stock are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that there are transfer restrictions on the Series B convertible preferred stock and common stock issuable upon conversion of the Series B convertible preferred stock;

•	that the Series B convertible preferred stock and common stock issuable upon conversion of the Series B convertible preferred stock may bear a legend or other restriction; and

•	that it (1) is able to fend for itself in the transactions contemplated by the investment agreement; (2) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Series B convertible preferred stock and the common stock issuable upon conversion of the Series B convertible preferred stock; (3) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment; (4) acknowledges that it (a) has conducted its own investigation of the Company and the terms of the Series B convertible preferred stock and the common stock issuable upon conversion of the Series B convertible preferred stock, (b) has had access to the Company’s public filings and to such financial and other information as it deems necessary to make its decision to purchase the Series B convertible preferred stock and the common stock issuable upon conversion of the Series B convertible preferred stock, and (c) has been offered the opportunity to ask questions of the Company and received answers thereto, as it deemed necessary in connection with the decision to purchase the Series B convertible preferred stock and common stock issuable upon conversion of the Series B convertible preferred stock; and (5) understands that the Company is relying upon the truth and accuracy of its representations, acknowledgements and agreements;

•	that the common stock is listed on the NYSE and the Company is required to file reports containing certain business and financial information with the SEC pursuant to the reporting requirements of the Exchange Act of 1934, as amended, or the Exchange Act, and that it is able to obtain copies of such reports;

•	its corporate or other power and authority to enter into the investment agreement and related agreements (including the stockholders agreement and the registration rights agreement) and to consummate the CD&R investment;

•	the lack of any requirements for notice to, filing with, exemption or review by, or authorization, consent or approval of, any governmental entity or any other person under any provision of any material agreement or other instrument to which we are a party in connection with the execution and delivery of the CD&R investment and related agreements (including the stockholders agreement and the registration rights agreement) and consummating the CD&R investment;

•	its lack of ownership of our capital stock;

•	its access to and the availability of funds in an amount equal to the Cash Proceeds;

•	information supplied by the CD&R Fund for this prospectus/disclosure statement, the related registration statement and the Schedule TO filed in connection with this exchange offer; and

•	its lack of competitive businesses.

For the purposes of the investment agreement, material adverse effect means any event, change, development, effect or occurrence that:

•	is material and adverse to the business, assets, results of operations or financial condition of the Company and our subsidiaries, taken as a whole; or

•	would materially impair the ability of the Company to perform our obligations under the transaction documents or to consummate the restructuring.

In determining whether a material adverse effect has occurred, any effect to the extent resulting from the following is excluded:

•	any change, development, occurrence or event affecting the businesses or industries in which the Company and its subsidiaries operate including general pricing changes (except to the extent that the effects of such changes have a disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other businesses supplying to the non-residential construction industry);

•	changes in general domestic economic conditions, including changes in the financial, securities or credit markets, or changes in such conditions in any area in which the Company or its subsidiaries operate (except to the extent that the effects of such changes have a disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other businesses supplying to the non-residential construction industry);

•	changes in global or national political conditions, including any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (except to the extent that the effects of such changes have a disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other businesses supplying to the non-residential construction industry);

•	the announcement of the transaction documents and the transactions contemplated thereby;

•	the failure of the Company to meet any internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a material adverse effect on the Company);

•	any change in the trading prices of the common stock on the NYSE or of the convertible notes (provided that the underlying causes of such change may be considered in determining whether there is a material adverse effect on the Company); or

•	the announcement or commencement of the prepackaged plan proceeding.

Indemnity

We have agreed to indemnify, defend and hold harmless the CD&R Fund and its affiliates and each of their respective officers, directors, partners, employees and agents, and each person who controls the CD&R Fund, which we refer to collectively as the CD&R indemnified parties, from and against, and pay or reimburse such persons for:

•	CD&R losses for NCI breaches of representations and warranties, which means any and all losses, liabilities, damages and expenses arising from or relating to any inaccuracy in or breach of any representation or warranty when made or deemed made by us in or pursuant to the investment agreement;

•	CD&R losses for NCI breaches of covenants, which means any and all losses, liabilities, damages and expenses arising from or relating to our failure to perform any covenant or agreement under the investment agreement; or

•	CD&R losses for execution and performance of the investment agreement, which means any and all losses, liabilities, damages and expenses arising out of or resulting from our authorization and approval and our and/or the CD&R Fund’s execution, delivery, performance or termination of the investment agreement or the transactions contemplated thereby (other than any losses, liabilities, damages and expenses attributable to acts, errors or omissions in violation of the investment agreement on the part of the CD&R Fund or any CD&R Indemnified Parties and other than any losses, liabilities, damages and expenses attributable to the economic risks of the CD&R Fund’s investment decision) that the CD&R Fund or the CD&R Indemnified Parties are subject to, named in or made party to any litigation by any person other than us.

Our obligation to indemnify the CD&R indemnified parties is effective from and after the closing with respect to the CD&R losses for NCI breaches of representations and warranties and the CD&R losses for NCI breaches of covenants and is effective from and after the execution of the investment agreement with respect to the CD&R losses for execution and performance of the investment agreement.

Our obligation to indemnify the CD&R indemnified parties is subject to:

•	a de minimis exception of $50,000, under which we are not required to pay any amounts in respect of losses, liabilities, damages and expenses in connection with or related to any individual claim (or any series of related claims (including any class action)) unless such losses exceed $50,000;

•	a basket of $5.0 million, under which we are not required to pay any amounts in respect of losses, liabilities, damages or expenses (other than losses, liabilities, damages or expenses excluded because they do not meet the de minimis exception described in the immediately preceding bullet point) until such losses exceed $5.0 million, following which time all losses above such amount will be subject to indemnification; and

•	a cap of $75.0 million.

Notwithstanding the foregoing, CD&R losses for NCI breaches of representations and warranties in respect of certain enumerated fundamental representations, CD&R losses for NCI breaches of covenants and CD&R losses for execution and performance of the investment agreement will be payable without regard to the $75.0 million cap described above (however, CD&R losses for NCI breaches of representations and warranties in respect of certain enumerated fundamental representations and CD&R losses for NCI breaches of covenants will be taken into account in determining whether such $75.0 million cap has been reached) and CD&R losses for execution and performance of the investment agreement are payable without regard to the $5.0 million basket described above and are not taken into account in determining whether the $5.0 million basket has been reached. We will not be required to pay more than $250.0 million to the CD&R Fund under the investment agreement, inclusive of all fees, expense reimbursements or amounts payable under our indemnification obligation.

The CD&R Fund has agreed to indemnify, defend and hold harmless us and our affiliates and each of our and their respective officers, directors, partners, employees and agents, which collectively we refer to as the NCI indemnified parties, from and against, and pay or reimburse us or such persons for:

•	NCI losses for CD&R breaches of representations and warranties, which means any and all losses, liabilities, damages or expenses arising from or relating to any inaccuracy in or breach of any representation or warranty when made or deemed made by the CD&R Fund in or pursuant to the investment agreement; or

•	NCI losses for CD&R breaches of covenants, which means any and all losses, liabilities, damages or expenses arising from or relating to the failure of the CD&R Fund to perform any covenant or agreement under the investment agreement.

The CD&R Fund’s obligation to indemnify the NCI indemnified parties is effective from and after the closing.

The CD&R Fund’s obligation to indemnify the NCI indemnified parties is subject to a parallel de minimis exception, basket and cap as described above with respect to our obligation to indemnify the CD&R indemnified parties.

Notwithstanding the foregoing, the NCI losses for CD&R breaches of representations and warranties in respect of certain enumerated fundamental representations or NCI losses for CD&R breaches of covenants will be payable without regard to the $75.0 million cap (however, NCI losses for CD&R breaches of representations and warranties with respect to an inaccuracy or breach of certain enumerated fundamental representations and NCI losses for CD&R breaches of covenants will be taken into account in determining whether such $75.0 million cap has been reached). The CD&R Fund will not be required to pay more than $250.0 million to us or our affiliates pursuant to its indemnity or otherwise.

Governance Matters

We have agreed to take all actions necessary:

•	to cause all directors serving on our board of directors immediately prior to the closing (other than our Chief Executive Officer and, to the extent such individuals are chosen to serve as unaffiliated shareholder directors, two other directors (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related Matters”)) to resign from our board, effective as of the closing;

•	to cause vacancies on our board of directors to be filled, effective as of the closing, by persons nominated or designated by the CD&R Fund no later than three business days prior to the closing, with the directors nominated or designated by the CD&R Fund divided as nearly evenly as possible among each class of our board of directors, and to cause the representation of the directors nominated or designated by the CD&R Fund, effective as of the closing, on each committee of our board of directors to be proportionate to the membership of the directors nominated or designated by the CD&R Fund on our board of directors;

•	to ensure that the by-laws, the charters of the committees of our board of directors and any of our corporate guidelines, effective as of the closing, are consistent with the provisions of the stockholders agreement and the transactions contemplated by that agreement (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement”); and

•	to elect, effective as of the closing, to take advantage of the exemptions to the requirements of sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual (which exemptions would exempt us from compliance with the NYSE’s requirements for companies listed on the NYSE to have (1) a majority of independent directors, (2) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (3) charters for the nominating/corporate governance committee and the compensation committee, in each case, addressing certain specified matters).

Employee Benefit Matters

The investment agreement requires the Company to secure, prior to completion of the CD&R investment, amendments to the Company’s deferred compensation plan, the Rabbi trust that funds the deferred compensation plan, the Company’s severance plan, employment agreements with ten of the Company’s senior executives and restricted stock award agreements with three of the Company’s senior executives. Below is a brief description of the required amendments.

The amendment to the Company’s deferred compensation plan would eliminate the right to appoint a third-party administrator of the plan after the closing. Similarly, the Rabbi trust that is a source of funding for obligations under the deferred compensation plan must be amended so that certain administrative protections that go into effect following a change in control will not apply as a result of the CD&R investment. In addition, as a result of the amendment, the requirement to fully fund the Rabbi trust upon a change of control will not apply as a result of the CD&R investment.

The Company maintains a change of control severance policy, in which 49 employees currently participate. The Company has agreed that it will not add any new participants to the policy between signing and closing without the consent of the CD&R Fund. In addition, the policy will be amended so that after the CD&R investment new participants may be added to the policy only with approval of the Company’s board of directors. The policy also will be amended so that a change in duties will no longer permit a participant to resign and collect benefits under the policy. Finally, the policy will be amended so that, following the CD&R investment, with respect to any future change in control, any material amendment or termination of the policy will not be effective until 12 months after adoption.

The Company is a party to employment agreements with ten of its senior executives, including Norman C. Chambers (Chairman of the Board, President and Chief Executive Officer), Mark E. Johnson (Executive Vice President, Chief Financial Officer and Treasurer), Mark W. Dobbins (Executive Vice President and Chief Operating Officer), Charles W. Dickinson (President of Metal Components Division) and Keith E. Fischer (President of Robertson-Ceco Division). The Company and these senior executives have entered into amendment agreements with respect to these employment agreements. In general, the amendment agreements modify the “good reason” definition in each executive’s employment agreement. In addition, the amendment agreement for Mr. Chambers revises Mr. Chambers’ employment agreement to provide that he will be entitled to a cash severance payment equal to the greater of (1) two times his base salary and (2) his base salary through April 30, 2014, upon a termination of his employment without “cause” or for “good reason.” (Mr. Chambers is currently entitled to receive his base salary through April 30, 2014 upon a termination of his employment without “cause” or for “good reason.”) In addition, pursuant to the amendment agreements, each of Messrs. Chambers, Dobbins and Dickinson has waived his right to accelerated vesting of 64,516, 25,000 and 25,000 Company restricted shares, respectively, as a result of the CD&R investment, and the Company has agreed that the Company restricted shares will continue to vest in accordance with their terms or, if earlier, upon a termination of the executive’s employment without “cause” or for “good reason.”

Liability Limitations.  Each of the Company and the CD&R Fund agreed that no former current or future director, officer, employee, incorporator, shareholder, managing member, member, manager, general partner, limited partner, stockholder, principal agent, other representative or affiliate, which collectively we refer to as the representatives, of any of the CD&R Fund or the Company and no former, current, or future Representative of any of such Representatives will have any liability for any obligations of the CD&R Fund or the Company, as applicable, under the investment agreement or for any claim based on, in respect of, or by reason of, the performance of the respective obligations of the CD&R Fund or the Company under the investment agreement or the negotiation, execution or delivery of the investment agreement whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law or otherwise. Each of the Company and the CD&R Fund waived and released all such liability.

We have agreed that (1) in no event will the CD&R Fund’s aggregate liability under the investment agreement in connection with a failure by the CD&R Fund to close on the CD&R investment in violation of the investment agreement exceed $250.0 million and (2) in no event will the CD&R Fund be liable for any consequential, incidental, indirect or punitive damages. In addition, the CD&R Fund will not be liable for diminution of value, loss of business opportunity or loss of future revenue, income or profits (except to the extent that such items constitute direct damages sought by the Company for breach of contract rather than indirect or consequential damages, which amounts payable with respect thereto will be subject to a cap of $250.0 million).

Additional Rights of Executive Officers and Directors

The consummation of the CD&R investment will constitute a change of control or change in control, as applicable, for purposes of the agreements and plans described below, which may entitle the Company’s executive officers and directors to additional or accelerated payments and benefits under these agreements and plans.

Equity Compensation Awards

All outstanding options to acquire shares of our common stock will vest in full as of the consummation of the CD&R investment and, except with respect to the special long term restricted stock awards granted to Messrs. Chambers, Dobbins and Dickinson, each of whom has, as described above (see “—Employee Benefits Matters”), waived his right to accelerated vesting of 64,516, 25,000 and 25,000 Company restricted shares, respectively, all restricted shares of our stock will vest in full as of the consummation of the CD&R investment. Based on their NCI equity compensation holdings as of September 18, 2009, and assuming a consummation of the CD&R investment on November 2, 2009, upon consummation of the CD&R investment, (1) the number of unvested NCI stock options (each, with an exercise price of $44.00 per share) held by each of Messrs. Dobbins, Dickinson and Fischer (who are our only named executive officers with unvested options), the three other NCI executive officers who hold unvested options (as a group), and the one non-employee director who holds unvested options that would vest are 341, 341, 341, 896 and 142, respectively; and (2) the number of unvested shares of restricted NCI common stock held by each of Messrs. Chambers, Johnson, Dobbins, Dickinson and Fischer, the six other NCI executive officers (as a group), and the nine non-employee directors (as a group) that would vest and become free of restrictions are 51,423, 14,108, 13,387, 12,833, 12,833, 53,281, and 46,030, respectively.

Employment Agreements and Severance Pay Plan

The Company is party to employment agreements with each of its executive officers, other than Mr. Allen, who is covered by the Company’s Change in Control Severance Policy. As described above, the Company and each of these executives (other than Mr. Allen) have entered into amendment agreements with respect to these employment agreements and the Company has agreed to amend the Change in Control Severance Policy effective upon the consummation of the CD&R investment. The descriptions below reflect these amendments.

•	Employment Agreement with Mr. Chambers: The Company is a party to an employment agreement with Norman C. Chambers. Mr. Chambers’ employment agreement provides for payment of certain severance benefits in the event of a termination of his employment by Mr. Chambers for “good reason” (as defined in the agreement) or by the Company without “cause” (as defined in the agreement) (we refer to such terminations as qualifying terminations). As described above, the Company and Mr. Chambers have entered into an amendment agreement with respect to Mr. Chambers’ employment agreement which will become effective upon the consummation of the CD&R investment.

In the event of a qualifying termination, Mr. Chambers is entitled to receive certain accrued or earned benefits and a severance payment equal to the greater of (i) the base salary he would have been entitled to receive through April 30, 2014 and (ii) two times his base salary, in each case paid through April 30, 2014 (we refer to such amount as the severance payment). In the event of a qualifying termination within two years of certain change in control events (including the CD&R investment), the Company is required to pay Mr. Chambers the present value of the severance payment in a lump sum within seven days of his termination, rather than in installments through April 30, 2014. Assuming that the CD&R investment is consummated on November 2, 2009 and Mr. Chambers experiences a qualifying termination immediately thereafter, the amount of cash severance to which he will be entitled is approximately $2.7 million

•	Employment Agreements with Messrs. Johnson, Dobbins, Dickinson, Fischer and Other Executive Officers (other than Mr. Allen): The Company is a party to substantially similar employment agreements with Messrs. Johnson, Dobbins, Dickinson, Fischer and each of its other executive officers, other than Mr. Allen. Upon a qualifying termination within 24 months after a change in control or during a potential change in control period, the executive will be entitled to (i) certain accrued amounts, (ii) a lump sum cash payment, equal to two times the executive’s annual base salary at the highest annualized rate in effect during the one year period immediately preceding the date of the change in control or potential change in control, as applicable (in the case of Messrs. Dobbins and Dickinson, this payment is reduced by the market value of the vested portion of the 25,000 restricted shares granted to each of them on August 26, 2004) and (iii) continued medical and dental coverage at the active employee rate for up to 18 months. Assuming that the CD&R investment is consummated on November 2, 2009, and the executive has a qualifying termination immediately thereafter, the amount of cash severance that would be payable to each of Messrs. Johnson, Dobbins, Dickinson, Fischer and the other executive officers (other than Mr. Allen) (as a group), respectively, is approximately $664,000, $630,000, $581,000, $581,000 and $2,421,000.

Severance Pay Plan

Mr. Allen is eligible for severance benefits under the Company’s Change in Control Severance Policy. Upon Mr. Allen’s qualifying termination within 24 months after a change in control, subject to his execution and non-revocation of a release of claims, Mr. Allen is entitled to (i) a lump sum cash payment equal to the participant’s annual base salary at the highest annualized rate in effect during the one year period immediately preceding the date of the change in control and (ii) continued medical and dental coverage at the active employee rate for up to

18 months. Assuming that the CD&R investment is consummated on November 2, 2009, and Mr. Allen has a qualifying termination immediately thereafter, the amount of cash severance that would be payable to Mr. Allen is approximately $165,000.

Nonqualified Deferred Compensation Plan

The Company maintains the NCI Building Systems, Inc. Deferred Compensation Plan, which we refer to as the DCP, in which all of its executive officers participate.

Pursuant to the terms of the DCP, participants are generally fully vested in amounts credited to their DCP accounts, except for “Company Contribution Amounts” and “Company Restoration Matching Amounts” (each, as defined in the DCP). Any unvested Company Contribution Amounts and Company Restoration Matching Amounts in participants’ DCP accounts will immediately become vested upon consummation of the CD&R investment. Assuming that the CD&R investment is completed on November 2, 2009, based on unvested Company Restoration Matching Amounts under their DCP accounts as of September 18, 2009, Messrs. Chambers, Johnson and the three other executive officers with unvested Company Restoration Matching Amounts (as a group) will vest, respectively, in approximately $28,034, $19,234 and $7,223 of Company Restoration Matching Amounts. The Company has not made any Company Contribution Amounts to participants’ DCP accounts. The DCP also permits participants to elect to have their account balances paid out upon a change in control. Messrs. Dobbins, Dickinson, Robeson, Moore, Brown and Golladay have each elected to have their account balances paid out upon a change in control and, as such, their account balances under the DCP will be paid out upon consummation of the CD&R investment.

Certain Terms of the Series B Convertible Preferred Stock

The following is a summary of the preferences, limitations, voting powers and relative rights of the Series B convertible preferred stock as contained in the form of certificate of designations, preferences and rights of the Series B Cumulative Convertible Participating Preferred Stock. While we believe this summary covers the material preferences, limitations, voting powers and relative rights of the Series B convertible preferred stock contained in the form of certificate of designation, preferences and rights of the Series B Cumulative Convertible Participating Preferred Stock, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the form of Certificate of Designation, Preferences and Rights of the Series B Cumulative Convertible Participating Preferred Stock, which is included as Annex G and which we incorporate by reference into this document. We encourage you to read carefully the form of certificate of designations, preferences and rights of the Series B Cumulative Convertible Participating Preferred Stock in its entirety.

In connection with the consummation of the CD&R investment, we have agreed to file a certificate of designations, preferences and rights of the Series B Cumulative Convertible Participating Preferred Stock substantially in the form of the form of certificate of designations, preferences and rights of the Series B Cumulative Convertible Participating Preferred Stock attached hereto as Annex G, which certificate of designations, preferences and rights to be filed with the Secretary of State of the State of Delaware prior to closing we refer to as the certificate of designations, setting forth the terms, rights, obligations, and preferences of the Series B convertible preferred stock, including those material terms summarized below.

Rank

The Series B convertible preferred stock will, with respect to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Company, or otherwise:

•	rank senior and prior to the common stock and each other class or series of equity securities of the Company, whether currently issued or to be issued in the future, that by its terms ranks junior to the Series B convertible preferred stock; and

•	rank junior to each class or series of equity securities of the Company, whether currently issued or issued in the future, that by its terms ranks senior to the Series B convertible preferred stock.

At the time of the initial issuance of the Series B convertible preferred stock or at any time in the future during which shares of Series B convertible preferred stock are outstanding, we have agreed to have no other class or series of equity securities of the Company that ranks on parity with the Series B convertible preferred stock.

We have no outstanding senior securities and we have agreed that at the time of the initial issuance of the Series B convertible preferred stock there will be no senior securities outstanding. Following the initial issuance of the Series B convertible preferred stock, (1) pursuant to the terms of the certificate of designations, the issuance of senior securities will require the approval of the holders of a majority of the outstanding shares of Series B convertible preferred stock and, additionally, (2) pursuant to the terms of the stockholders agreement, subject to certain qualifications and exceptions contained therein, we will agree not to issue shares of our capital stock, ownership interests or voting securities without the prior consent of the CD&R Investors (as described in “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related Matters”). See “—Voting Rights—Class Voting Rights” below and see “The Restructuring—Description of the CD&R Investment—Stockholders Agreement—Consent Rights.”

Liquidation

Each share of Series B convertible preferred stock will have an initial liquidation preference of $1,000 per share. In the event of any liquidation of the Company, each holder of Series B convertible preferred stock will be entitled to receive liquidating distributions out of the assets of the Company legally available for distribution to its stockholders, before any payment or distribution of any assets of the Company will be made or set apart for holders of any junior securities, including, without limitation, the common stock, for such holder’s shares of Series B convertible preferred stock in an amount equal to the greater of:

•	the sum of (a) the aggregate liquidation preference of such holder’s shares of Series B convertible preferred stock and (b) the aggregate accrued dividends of such shares as of the date of such liquidation; and

•	the amount such holder would have received had such holder, immediately prior to such liquidation, converted such shares of Series B convertible preferred stock into shares of common stock in accordance with the certificate of designations (but without taking into account any limitations on convertibility that may then be applicable).

Dividends

Participating Dividends  Holders of shares of Series B convertible preferred stock will be entitled to participate equally and ratably with the holders of shares of common stock in all cash dividends paid on the shares of common stock as if all shares of Series B convertible preferred stock issued and outstanding on the record date for the payment of dividends to the holders of shares of common stock were converted into shares of common stock (without taking into account any limitations on convertibility that may then be applicable). Such dividends or distributions payable to the holders of the Series B convertible preferred stock will be payable on the same date that the dividends or distributions are payable to holders of shares of common stock. Holders of shares of Series B convertible preferred stock will not be entitled to participate in dividends or distributions of any nature paid on or in respect of the common stock or to holders of common stock other than as described above; however, holders of Series B convertible preferred stock will be entitled to certain anti-dilution adjustments to the conversion price in the event of such dividends or distributions (see “—Convertibility and Anti-Dilution Adjustments” below).

Series B Preferred Dividends  The Company will pay, if, as and when declared by our board of directors, out of funds legally available therefor, on March 15, June 15, September 15 and December 15 of each year, dividends on each issued and outstanding share of Series B convertible preferred stock (1) if paid in kind, at a rate per annum equal to 12.00% of the then applicable liquidation preference and accrued but unpaid dividends with respect to such share, or (2)  if paid in cash, at a rate per annum of 8.00% of the then applicable liquidation preference and accrued but unpaid dividends with respect to such share, Series B preferred dividends on each share of Series B convertible preferred stock will accrue and accumulate on a daily basis from the issuance date of such share, whether or not declared and whether or not the Company has funds legally available for the payment of such dividends, will compound quarterly on March 15, June 15, September 15 and December 15 of each year and will be payable quarterly in arrears, if, as and when so authorized and declared by our board of directors, on March 15, June 15,

September 15 and December 15 of each year, starting on the first of such dates following the issuance date of such share. In the event that the Series B preferred dividends are not paid in cash on the applicable quarterly dividend payment date on which such Series B preferred dividends would otherwise compound, such Series B preferred dividends will compound at a rate per annum equal to 12.00%, regardless of whether such accrued and unpaid dividends are paid in cash thereafter.

The Series B preferred dividends may, at the option of the Company (to be determined by a majority of the directors of the Company who are (1) not nominated by the CD&R Investors (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related matters”) or (2) if nominated by the CD&R Investors, independent of both the Company and the CD&R Investors (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Certain Limitations on Participation by Directors Nominated or Designated by the CD&R Investors”)), be paid in cash or in kind by issuing shares of Series B convertible preferred stock.

We have agreed not to pay in kind by issuing shares of Series B convertible preferred stock any Series B preferred dividends accumulating prior to the date following the first date on which there are no longer any outstanding convertible notes, but must pay such Series B preferred dividends on the applicable date, if at all, in cash.

Default Dividend Rate

Upon the occurrence of a default (see “—Default” below), the dividend rate with respect to the Series B convertible preferred stock will increase (starting on the date on which the default occurs and ending immediately prior to the date on which all then occurring defaults are no longer continuing) by:

•	6.00% per annum, if the default is the result of a failure by us at any time after June 30, 2011 to reserve and keep available for issuance a number of shares of common stock equal to 110% of the number of shares of common stock issuable upon conversion of all outstanding shares of Series B convertible preferred stock; or

•	3.00% per annum, for all other defaults.

Only one 3.00% per annum dividend rate increase will be applicable at any time; however, if at a time when a 3.00% per annum default dividend rate is in effect after June 30, 2011, we fail to reserve and keep available for issuance the requisite number of shares of common stock to satisfy our obligations under the certificate of designations, the dividend rate will be increased an additional 3.00% per annum until such default is no longer continuing.

After giving effect to the restructuring, at the closing, we do not expect to have sufficient authorized but unissued shares of common stock to enable the conversion of all 250,000 shares of Series B convertible preferred stock to be issued to the CD&R Fund pursuant to the CD&R investment. Pursuant to the stockholders agreement, from and after the closing of the restructuring, we will use our best efforts and take all corporate actions necessary to obtain approval from holders of our common stock of an amendment to Article FOURTH, section 1 of our restated certificate of incorporation to increase the number of authorized shares of common stock (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendments to our Restated Certificate of Incorporation”). In the event that we do not obtain such approval prior to June 30, 2010, the dividend rate with respect to the Series B convertible preferred stock will increase by 3.00% per annum (and, if such approval is not obtained by June 30, 2011, by an additional 3.00% per annum, for an aggregate increase of 6.00% per annum) as described in this section.

Dividend Reduction

If, at any time after the 30-month anniversary of the closing, the trading price per share of common stock equals or exceeds two times a specified target price for each trading day during any period of 20 consecutive trading days, the dividend rate will become 0.00% commencing on the day immediately following the last trading day of such period of 20-consecutive trading days and for all days thereafter. The applicable default dividend rate will still apply, however, in the event of a default. The initial specified target price is $1.2748 and is subject to adjustment for any stock dividends, splits, combination or similar events.

Restrictions with Respect to Junior Securities Dividends

Subject to certain limited exceptions, at any time during which a default is occurring, we have agreed not to declare or pay or set apart for payment any dividend or other distribution with respect to any junior securities, or redeem, purchase or otherwise acquire for any consideration any junior securities. In addition, at all times during which shares of Series B convertible preferred stock are issued and outstanding, we have agreed that neither we nor any of our subsidiaries will (1) declare, pay or set aside for payment any dividends or distributions upon any junior securities, except for certain limited exceptions or for such ordinary cash dividends declared, paid or set aside for payment after the dividend has become 0.00% (see “—Dividend Reduction” above) on shares of common stock in which the shares of Series B convertible preferred stock participate or (2) repurchase, redeem or otherwise acquire any junior securities for any consideration or pay any moneys or make available for a sinking fund for the redemption of any shares of such junior securities, except for certain limited exceptions, unless, in each case, the Company has access to sufficient lawful funds immediately following such action such that the Company would be legally permitted to redeem in full all shares of the Series B convertible preferred stock then issued and outstanding for an amount equal to the sum of (A) the aggregate liquidation preference and (B) the aggregate accrued dividends of such shares as of such date.

Default

The occurrence of one of the following events described below will constitute a default for purposes of the certificate of designations:

•	the Company fails to pay any participating dividend (see “— Participating Dividends” above);

•	following the date on which there are no convertible notes outstanding, the Company fails to pay, in cash or in kind, any Series B preferred dividend on the applicable quarterly dividend payment date;

•	the Company fails at any time after June 30, 2010 to reserve and keep available for issuance the number of shares of common stock equal to 110% of the number of shares of common stock issuable upon conversion of all outstanding shares of Series B convertible preferred stock;

•	the Company fails to maintain the listing of the common stock on the NYSE or another U.S. national securities exchange;

•	the Company violates any dividend payment restrictions with respect to junior securities dividends described in “—Restrictions with Respect to Junior Securities Dividends” above;

•	the Company fails to comply with our obligations to convert Series B convertible preferred stock in accordance with our obligations under the certificate of designations; or

•	the Company fails to redeem Series B convertible preferred stock in compliance with the certificate of designations.

The foregoing notwithstanding, unless the circumstances described in the next paragraph apply, no default will be deemed to have occurred or deemed to be continuing in connection with a failure of the type described above, if:

•	our board of directors can take a cure action which could reasonably be expected to prevent or to cure such failure;

•	our board of directors does not promptly take such cure action; and

•	at any time when our board of directors could have taken a cure action and it fails to take such cure action, the aggregate number of votes that the directors nominated or designated by the CD&R Investors are entitled to cast constitute a majority of the total number of votes that can be cast by all directors then on our board of directors or, if the failure to take such cure action was with the approval of our board of directors, the aggregate number of votes that were cast by the directors nominated or designated by the CD&R Investors constituted a majority of the total number of votes that could be cast by the directors constituting the quorum that granted such approval.

The preceding limitation on the occurrence of a default will not be applicable in circumstances where taking a cure action with respect to default (1) would result in a cross default (as described below), (2) would be adverse to the best interests of the Company in the good faith judgment of a majority of the unaffiliated shareholder directors (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related Matters”) or (3) if the failure to take the cure action was with the approval of our board of directors, a majority of the number of votes that were cast by the directors who are independent of both the CD&R Investors and the Company were not cast in favor of taking the cure action.

A cross default means a circumstance in which the taking of a cure action will:

•	result in a breach of any provision of applicable law or our restated certificate of incorporation;

•	result in, with notice or lapse of time or both, an event of default under, or result in the termination of, or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit under any agreement, arrangement, commitment, plan or other instrument or obligation to which the Company, or any of our subsidiaries, is a party or by which the Company or any of our subsidiaries may be bound, or to which the Company or any of our subsidiaries or any of the properties, assets, or rights of the Company or any of our subsidiaries may be subject, and such result (except with respect to any agreement, arrangement, commitment, plan or other instrument relating to indebtedness that is material to the Corporation and its Subsidiaries, taken as a whole) would reasonably be expected to materially and adversely affect the business, assets, results of operations or financial condition of the Company and our subsidiaries, taken as a whole;

•	result in a breach of any injunction, judgment, decree or other order of any court or governmental agency and such breach would reasonably be expected to materially and adversely affect the business, assets, results of operations or financial condition of the Company and our subsidiaries, taken as a whole; or

•	requires the consent of our stockholders or any other person (other than the CD&R Investors) and (1) if there is reasonably sufficient time to obtain such consent and our board of directors has timely authorized the seeking of such consent, (a) such consent is not obtained prior to the applicable failure and (b) if the consent required is of our stockholders, the CD&R Investors beneficially own in the aggregate less than 45% of the voting power of each group of voting securities of the Company which vote or consent is required to approve such cure action or the CD&R Investors have voted all shares of voting securities of the Company beneficially owned by it entitled to vote with respect to such cure action to approve such cure action; or (2) there is not reasonably sufficient time to obtain such consent.

Convertibility and Anti-Dilution Adjustments

To the extent that there is a sufficient number of authorized and unissued (or issued and included in treasury) and otherwise unreserved shares of common stock (or, if approved by the holders of Series B convertible preferred stock, other capital stock of the Company that is generally identical to the common stock), each holder of shares of Series B convertible preferred stock will have a conversion right, at any time and from time to time, at such holder’s option, to convert all or any portion of such holder’s shares of Series B convertible preferred stock into shares of common stock (or such other capital stock). Upon a holder’s election to exercise the conversion right, each share of Series B convertible preferred stock will be converted into a number of shares of common stock equal to the quotient of (1) the sum of (a) the liquidation preference and (b) the accrued dividends of such share as of the date of conversion, divided by (2) the conversion price of such share in effect at the time of conversion.

To the extent and for so long as any shares of Series B convertible preferred stock are issued and outstanding, the Company has agreed to at all times reserve and keep available an amount of authorized and unissued common stock equal to 110% of the number of shares of common stock issuable upon conversion of the then issued and outstanding shares of Series B convertible preferred stock. If at any time the Company does not have such sufficient amount of authorized and unissued shares of common stock, the Company must take any and all actions, which, in the event such consent is required, have been consented to by CD&R, to increase the number of shares of authorized and unissued and unreserved shares of common stock, including, without limitation, calling meetings of the Company’s stockholders to amend the Company’s charter and causing a reclassification of its shares of common stock or authorizing and obtaining stockholder approval for the creation of a new class of common stock (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendment to our Restated Certificate of Incorporation”).

The initial conversion price (1) with respect to each share of Series B convertible preferred stock issued on the date of the closing, is $1.2748 and (2) with respect to each share of Series B convertible preferred stock issued as payment in kind in respect of a share of Series B convertible preferred stock, is the conversion price in effect immediately prior to the issuance of such share. The conversion price is subject to certain anti-dilution adjustments. Specifically, the conversion price will be adjusted in accordance with the formulas set forth in the certificate of designations:

•	if the Company declares a dividend or makes a distribution on the common stock payable in shares of common stock;

•	if the Company subdivides, splits or combines the shares of common stock;

•	if the Company effects a below market price issuance, which means an issuance or sale of any common stock, convertible securities or options (subject to certain limited exceptions) without consideration or for consideration per share less than the then-current market price of the common stock;

•	if the Company effects a distribution of certain assets or securities, which means a distribution to all holders of shares of common stock evidences of indebtedness, shares of capital stock, securities, cash or other assets, subject to certain limited exceptions;

•	in a spin-off, where the Company makes a distribution to all holders of shares of common stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary of the Company or other business unit;

•	if the Company effects an above market pro rata repurchase, which means a pro rata repurchase of common stock that involves the payment by the Company of consideration per share of common stock that exceeds the then-current average market price per share of common stock on the trading day next succeeding the effective date of such pro rata repurchase; or

•	if, during the three-year period immediately following the closing, the Company effects a below conversion price issuance, which means the issuance or sale of any common stock, convertible securities or options (subject to certain limited exceptions) without consideration or for consideration per share less than the conversion price in effect immediately prior to such issuance or sale at a time when such conversion price is greater than the then-current market price.

With respect to an adjustment of the conversion price as a result of a below market price issuance, a distribution of certain assets or securities, a spin-off, or an above market pro rata repurchase, the conversion price will only be adjusted if at the time the relevant event is approved, or recommended to our stockholders by our board of directors either:

•	the aggregate number of votes that the directors nominated or designated by the CD&R Investors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all directors on our board of directors or the aggregate number of votes that are cast by directors nominated or designated by the CD&R Investors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation; or

•	if the condition in the immediately preceding bullet point is not met, then (A) so long as at least one unaffiliated shareholder director was part of the quorum granting such approval or recommendation, either (1) a majority of the unaffiliated shareholder directors voting with respect to such approval or recommendation vote in favor of such approval or recommendation or (2) each unaffiliated shareholder director that was a part of the quorum granting such approval or recommendation abstains from voting with respect thereto or (B) a majority of the directors who are independent of both the Company and the CD&R Fund does not in good faith oppose such approval or recommendation on the merits (without regard to the impact of such approval or recommendation, or the withholding thereof, on the CD&R Investors).

With respect to an adjustment as a result of a below conversion price issuance, the conversion price will only be adjusted if at the time the below conversion price issuance is approved, or recommended to our stockholders by our board of directors either:

•	the aggregate number of votes that the directors nominated or designated by the CD&R Investors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all directors on our board of directors or the aggregate number of votes that are cast by directors nominated or designated by the CD&R Investors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation; or

•	if the condition in the immediately preceding bullet point is not met, either (1) a majority of the unaffiliated shareholder directors votes in favor of such approval or recommendation or (2) a majority of the directors who are independent of both the CD&R Investors and the Company does not in good faith oppose such approval or recommendation on the merits (without regard to the impact of such approval or recommendation, or the withholding thereof, on the CD&R Investors) and the unaffiliated shareholder directors receive a certificate of a majority of the directors who are officers of CD&R or the CD&R Investors or otherwise not deemed independent of the CD&R Investors under the stockholders agreement certifying that, in the good faith judgment of a majority of such directors, such issuance or sale is in the best interests of the Company.

Milestone Redemption

Each holder of shares of Series B convertible preferred stock will have the right to require, at any time on or after the tenth anniversary of the closing, at such holder’s option and in accordance with the procedures set forth in the certificate of designations, that the Company redeem all, but not less than all, of such holder’s shares of Series B convertible preferred stock, out of funds legally available therefor, at a purchase price for each share of Series B convertible preferred stock equal to the sum of (A) the liquidation preference and (B) the accrued dividends of such share as of the date on which the redemption of such share occurs.

The Company will have the right, at any time on or after the tenth anniversary of the closing, at the Company’s option in accordance with the procedures set forth in the certificate of designations, to redeem all, but not less than all, of the then issued and outstanding shares of Series B convertible preferred stock, out of funds legally available therefor, at a purchase price for each share of Series B convertible preferred stock equal to the sum of (A) the liquidation preference and (B) the accrued dividends of such share as of the date on which the redemption of such share occurs.

Change of Control Redemption Right

In connection with a business combination change of control (as described below), each holder of Series B convertible preferred stock will have the right (exercisable at such holder’s option) to require that the Company redeem (or that the acquiring or surviving person in such business combination change of control, if not the Company, redeem) such holder’s shares of Series B convertible preferred stock, out of funds legally available therefor, at a purchase price per share equal to (1) if the redemption date of such share is prior to the fourth anniversary of the date of the closing, the sum of (a) the liquidation preference plus the accrued dividends of such share as of such redemption date and (b) an amount equal to the net present value of the sum of all Series B convertible preferred stock dividends that would otherwise be payable on such share from such redemption date until the fourth anniversary of the date of the closing (calculated based on a dividend rate of 8% per annum), or (2) if the redemption date of such share is on or after the fourth anniversary of the date of the closing, the sum of (x) the liquidation preference and (y) the accrued dividends of such share as of such redemption date.

In connection with a board level change of control (as described below), each holder of Series B convertible preferred stock will have the right (exercisable at such holder’s option) to require that the Company redeem each of such holder’s shares of Series B convertible preferred stock, out of funds legally available therefor, at a purchase price per share of Series B convertible preferred stock equal to (1) if the redemption date of such share is prior to the fourth anniversary of the date of the closing, the sum of (a) the liquidation preference plus the accrued dividends of such share as of such redemption date and (b) an amount equal to the net present value of the sum of all Series B convertible preferred stock dividends that would otherwise be payable on such share from such redemption date until the fourth anniversary of the date of the closing (calculated based on a dividend rate of 8% per annum), or (2) if the redemption date of such share is on or after the fourth anniversary of the date of the closing, the sum of (x) the liquidation preference and (y) the accrued dividends of such share as of such redemption date.

In connection with a change of control under debt instruments (as described below), each holder of Series B convertible preferred stock will have the right (exercisable at such holder’s option) to require that the Company redeem each of such holder’s shares of Series B convertible preferred stock, out of funds legally available therefor, at a purchase price per share equal to 101% of the sum of (1) the liquidation preference and (2) the accrued dividends of such share as of the redemption date of such share.

A business combination change of control means, unless the circumstances described in the following paragraph apply, the consummation of a business combination transaction by the Company where immediately following such transaction, which we refer to as a non-qualified business combination:

•	the individuals and entities that beneficially owned the outstanding voting stock of the Company immediately prior to such business combination do not beneficially own, directly or indirectly, more than 50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of the entity resulting from such business combination in substantially the same proportions as their ownership immediately prior to such business combination of the voting power of the outstanding voting stock of the Company; or

•	any person (excluding the CD&R Investors and their affiliates) either (1) beneficially owns more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity than the CD&R Investors and their affiliates so beneficially own (unless the CD&R Investors and their affiliates beneficially own more than 17.5% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity) or (2) beneficially owns 25% or more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity.

The consummation of a non-qualified business combination will not constitute a business combination change of control if at the time such business combination is approved, or recommended to our stockholders by our board of directors (if so approved or recommended) and at the time immediately prior to the consummation of such business combination (1) the CD&R Investors beneficially own 45% or more of the combined voting power of the outstanding voting stock of the Company or (2) the aggregate number of votes that the directors nominated or designated by the CD&R Investors are entitled to cast constitutes a majority of the total number of votes that can be cast by all directors then on our board of directors or the aggregate number of votes that are cast by directors nominated or designated by the CD&R Investors constitutes a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation.

A board level change of control means any person (other than any CD&R Investor or any of their affiliates) acquiring beneficial ownership of 50% or more of the combined voting power of the outstanding voting stock of the Company, if at the time immediately prior to the consummation of such acquisition and, if such acquisition (or any transaction or series of transactions leading to such acquisition) is approved, or recommended to our stockholders by our board of directors, at the time such acquisition is approved or recommended by our board of directors, (1) the CD&R Investors do not beneficially own 45% or more of the combined voting power of the outstanding voting stock of the Company and (2) the aggregate number of votes that the directors nominated or designated by the CD&R Investors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all directors then on our board of directors or the aggregate number of votes that are cast by directors nominated or designated by the CD&R Investors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation.

A change of control under debt instruments means any event that would constitute a “change of control” for purposes of the amended credit agreement or the ABL agreement, or any subsequent amendment, restatement, refinancing, replacement or other modification of such agreements or any successor contract to any such agreements (assuming that the events constituting a “change of control” under any such successor or amended debt agreement are the same as were in effect in the amended credit agreement or the ABL agreement, as applicable, as of the closing), so long as at the time such “change of control” is approved, or recommended to our stockholders by our board of directors (if so approved or recommended) and at the time immediately prior to the consummation of such “change of control” (1) the CD&R Investors do not beneficially own 45% or more of the combined voting power of the outstanding voting stock of the Company and (2) the aggregate number of votes that the directors nominated or designated by the CD&R Investors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all directors then on our board of directors or the aggregate number of votes that are cast by directors nominated or designated by the CD&R Investors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation.

The change of control redemption right described in this section will not be triggered by either the out-of-court recapitalization plan or the in-court prepackaged plan.

Automatic Conversion upon Certain Business Combinations

If a non-qualified business combination is consummated pursuant to which the common stock is to be converted into the right to receive cash, securities or other property of an entity other than the Company, then upon the consummation of such non-qualified business combination, all shares of Series B convertible preferred stock (other than those with respect to which the redemption rights described above in “—Change of Control Redemption Right” has been exercised) will automatically convert into the right to receive the kind and amount of cash, securities or other property, if any, receivable in such non-qualified business combination by a holder of common stock holding that number of shares of common stock into which shares of Series B convertible preferred stock would have been convertible (without taking into account any limitations on convertibility) immediately prior to the consummation of such non-qualified business combination. In the event that holders of shares of common stock have the opportunity to elect the form of consideration to be received in a non-qualified business combination, each holder of Series B convertible preferred stock will also have the same opportunity to elect the form of consideration that each such holder is entitled to receive.

Voting Rights

General.  The holders of Series B convertible preferred stock will be entitled to vote on an as-converted basis with the holders of the common stock on all matters submitted to a vote of our stockholders, except as otherwise provided in the certificate of designations or as required by applicable law, voting together with the holders of common stock as a single class.

Class Voting Rights.  So long as any shares of Series B convertible preferred stock are outstanding, in addition to any other vote required by applicable law, the Company may not take any of the following actions without the prior affirmative vote or written consent of the holders representing at least a majority of the then-outstanding shares of Series B convertible preferred stock, voting together as a separate class:

•	any amendment, alteration, repeal or other modification of any provision of our restated certificate of incorporation, the certificate of designations or the by-laws that would alter or change the terms or the powers, preferences, rights or privileges of the Series B convertible preferred stock so as to affect them adversely;

•	any authorization, creation, increase in the authorized amount of, or issuance of any class or series of senior securities or any security convertible into, or exchangeable or exercisable for, shares of senior securities; and

•	any increase or decrease in the authorized number of shares of Series B convertible preferred stock or the issuance of additional shares of Series B convertible preferred stock, subject to certain limited exceptions.

Special Contingent Voting Rights.  In addition to any other vote required by applicable law, during any period:

•	beginning on a redemption date in respect of a redemption described above in “—Milestone Redemption,” if the Company fails to deposit on or prior to such date money in immediately available funds sufficient to pay the aggregate purchase price as of such date for all shares of Series B convertible preferred stock to be redeemed on such date or at any time on or after a redemption date in respect of a redemption described above in “—Milestone Redemption” that the Company fails to pay the applicable full redemption price for any share of Series B convertible preferred stock to be redeemed on such date and ending at such time when the applicable full redemption price for all shares of Series B convertible preferred stock to be so redeemed has been paid; or

•	beginning at any time that the Company fails to pay the applicable full redemption price in respect of a redemption in connection with a business combination change of control, a board level change of control or a change of control under debt instruments (see “—Change of Control Redemption Right” above) for any share of Series B convertible preferred stock that a holder of Series B convertible preferred stock has requested be redeemed and ending at such time when the full applicable redemption price for all shares of Series B convertible preferred stock so requested to be redeemed is paid, we may not, without the consent of holders representing at least a majority of the then-outstanding shares of Series B convertible preferred stock, voting together as a separate class:

•	take any of, commit, resolve or agree to take any of, or authorize or otherwise facilitate any of the actions described in “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Consent Rights”;

•	take any action that would result in an adjustment to the conversion price (see “—Convertibility and Anti-Dilution Adjustments” above);

•	enter into any agreement or understanding, or commit, resolve or agree to enter into any agreement or understanding with respect to a business combination;

•	hire, terminate or change the compensation of any executive officer except for ordinary raises consistent with past practices, subject to certain conditions; or

•	adopt an annual budget.

See also “—Certain Additional Covenants—Debt Agreements” below.

Certain Additional Covenants

Merger.  We will agree not to merge with or into or consolidate with or into, or sell, transfer, exchange or lease all or substantially all of our property to, any other entity, or permit consummation of any other business combination, unless the surviving successor, transferee or lessee entity, as the case may be, (1) expressly assumes the due and punctual performance and observance of each and every covenant and condition of the certificate of designations to be performed and observed by the Company and (2) if such business combination is a not a non-qualified business combination, expressly agrees, as part of the terms of such business combination, to exchange, at the holders’ option, shares of Series B convertible preferred stock for shares of the surviving entity’s capital stock having terms, preferences, rights (including, without limitation, as to dividends, voting, redemption at the option of the holder, and rights to assets upon liquidation, dissolution or winding-up of the entity), privileges and powers no less favorable (individually and in the aggregate) than the terms, preferences, rights, privileges and powers under the certificate of designations, in each case, such that the rights of the holders of Series B convertible preferred stock are protected against dilution or other impairment.

Debt Agreements.  In addition to any other vote required by applicable law, the Company will not, without the consent of the holders of a majority of the Series B convertible preferred stock outstanding, enter into any debt agreement or other financing agreement which by its terms would restrict the payment of dividends pursuant to the certificate of designations or the payment of any amounts due upon the redemption of Series B convertible preferred stock pursuant to the certificate of designations.

Stockholders Agreement

The following is a summary of the material terms and provisions of the form of stockholders agreement. While we believe this summary covers the material terms and provisions of the form of stockholders agreement, it may not contain all of the information that is important to you. The form of stockholders agreement is included as Annex F hereto, which we incorporate by reference into this document. We encourage you to read carefully the form of stockholders agreement in its entirety.

In connection with, and as a condition to, the issuance of the Series B convertible preferred stock pursuant to the investment agreement, the Company, the CD&R Fund and any parallel or co-investment vehicles under common control or management with the CD&R Fund which purchased shares of Series B convertible preferred stock at the closing, which, collectively with the CD&R Fund, we refer to as the initial CD&R Investors, will enter into a stockholders agreement substantially in the form of the form of stockholders agreement attached hereto as Annex F, which stockholders agreement to be entered into at the closing we refer to as the stockholders agreement, setting forth certain terms and conditions regarding the CD&R investment and the ownership of the shares of the Series B convertible preferred stock, including certain restrictions on the transfer of the Series B convertible preferred stock and the common stock issuable upon conversion thereof and on certain actions of the CD&R Fund and its affiliates with respect to the Company, and to provide for, among other things, subscription rights, corporate governance rights and consent rights and other obligations and rights, including the material terms described below.

Board Representation and Other Related Matters

Under the stockholders agreement, from and after the closing and for so long as the CD&R Fund, the initial CD&R Investors and their affiliates that are permitted transferees under the stockholders agreement (see “—Transfer Restrictions” below), which we collectively refer to as the CD&R Investors, hold voting power of the Company equal in the aggregate to at least 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing, the CD&R Investors will be entitled to nominate or designate to serve on the Company’s board of directors (and to nominate or designate the replacements of such directors) a number of individuals proportionate to their percentage of the voting power of the Company at the relevant time, subject to any applicable legal and regulatory limitations. At each annual meeting or special meeting of stockholders at which any directors of the Company are to be elected during the time from and after the closing when the CD&R Investors are entitled to nominate or designate directors, the Company will take all corporate and other actions necessary to cause the applicable CD&R nominees or designees to be nominated for election as directors on our board of directors, and the Company will use our reasonable best efforts to solicit proxies in favor of the election of such nominees or designees to be elected at such meeting.

In addition, upon the occurrence of certain events relating to our failure to cause the CD&R Investors’ nominees or designees to be elected to our board of directors or the removal of such persons without cause other than by action or request from the CD&R Investors, the CD&R Investors will have the right to designate a board observer to attend (without voting rights) each meeting of our board of directors or any committee thereof (and to receive from us, copies of all notices, information and other material we provide to our board of directors and committees) until such time as such event is cured.

For so long as the CD&R Investors hold in the aggregate at least 20% of the voting power of the Company, the CD&R Investors will be entitled to appoint one of its designees to our board of directors as “Lead Director” or as Chairman of the Executive Committee of our board of directors.

The foregoing notwithstanding, for so long as stockholders unaffiliated with the CD&R Investors own in the aggregate at least 5% of the voting power of the Company, the Company’s board of directors will include (1) at least two directors who will not be appointed or designated by the CD&R Investors and will be independent of both the CD&R Investors and the Company, which we refer to as the unaffiliated shareholder directors, and (2) the Chief Executive Officer of the Company. A vacancy with respect to an unaffiliated shareholder director must be filled by the remaining unaffiliated shareholder director or, if no such director exists, the directors not nominated or designated by the CD&R Investors who are independent of both the Company and the CD&R Investors, or if no such directors exist, all directors who are independent of both the Company and the CD&R Investors. In addition, for so long as the stockholders unaffiliated with the CD&R Investors own in the aggregate at least 5% of the voting power of the Company, an unaffiliated shareholder director may not be removed except by the affirmative vote (including by written consent) of stockholders unaffiliated with the CD&R Investors holding 80% of all of the voting power held by stockholders unaffiliated with the CD&R Investors.

Committees

Subject to any applicable legal and regulatory limitations, the CD&R Investors will also be entitled to representation on all committees of our board of directors proportionate to their percentage of the voting power of the Company at the relevant time. The foregoing notwithstanding, on each committee of our board of directors, there will be at least one CD&R Investors’ nominee or designee and one unaffiliated shareholder director, provided that (1) where a director nominated or designated by the CD&R Investors is in a conflict position, such director may not serve on a special committee of our board of directors, and (2) where the CD&R Investors are in a conflict position, none of their nominees or designees (except those who are independent of both the Company and the CD&R Investors) may serve on the relevant special committee of our board of directors.

From and after the closing, our board of directors will maintain an Affiliate Transactions Committee, which will be comprised of (1) the unaffiliated shareholder directors then in office and (2) one director nominated or designated by the CD&R Investors who is independent of both the Company and the CD&R Investors if there is such a director on our board of directors, and otherwise, the Chief Executive Officer. The Affiliate Transactions Committee will review, consider and approve all affiliate transactions (subject to customary exceptions) and no such affiliate transaction can be effected without the prior approval of a majority of the directors on the Affiliate Transactions Committee; however, for so long as the provisions in Article TENTH of our restated certificate of incorporation are still in effect, an affiliate transaction that is subject to Article TENTH may be effected in accordance therewith, in lieu of the review, consideration or approval of the Affiliate Transactions Committee.

The foregoing rights and restrictions described in this section will terminate on the first date on which the CD&R Investors hold voting power of the Company equal in the aggregate to less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing.

Agreement with Respect to Controlled Company Status

Effective upon the closing, we will have taken all corporate action and filed all election notices or other documentation with the NYSE necessary to elect to take advantage of the exemptions to the requirements of sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual. In addition, for so long as we qualify as a “controlled company” within the meaning set forth in the NYSE Listed Company Manual or any similar provision in the rules of a stock exchange on which the securities of the Company are quoted or listed for trading, we have agreed to use our reasonable best efforts to take advantage of the related exemptions therein. Such exemptions would exempt us from compliance with the NYSE’s requirements for companies listed on the NYSE to have (1) a majority of independent directors, (2) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (3) charters for the nominating/corporate governance committee and the compensation committee, in each case, addressing certain specified matters.

Certain Limitations on Participation of Directors Nominated or Designated by the CD&R Investors

Series B Preferred Dividends.  With respect to action to be taken, or any determination to be made, regarding whether dividends payable on the outstanding shares of Series B convertible preferred stock are to be paid in cash or in kind by issuing shares of Series B convertible preferred stock pursuant to the certificate of designations, such action will be taken or determination will be made by a majority of the directors of the Company who are (1) not nominated by the CD&R Investors or (2) if nominated by the CD&R Investors, independent of both the Company and the CD&R Investors. The remaining directors will not have any right to vote upon, and may be excluded from participating in any discussion of, such action or determination.

The directors taking the action or making any determination with respect to whether dividends payable on the outstanding shares of Series B convertible preferred stock are to be paid in cash or in kind must reasonably believe that such action or determination will not (1) constitute a default under any of the terms, conditions or provisions of any of the credit agreements and related documents contemplated by the term loan refinancing or the ABL financing or any other material financing or loan agreement, contract or other instrument or obligation to which the Company or any of our subsidiaries is a party or by which the Company or any of our subsidiaries are bound, or to which the Company or any of our subsidiaries or any of the properties, assets, or rights of the Company or any of our subsidiaries may be subject or (2) result in the Company having insufficient liquidity to operate our business in the ordinary course, consistent with past practice.

Amendment or Waiver under the Stockholders Agreement.  With respect to any action by the Company to amend, waive, or enforce or comply with any provision of the stockholders agreement, or to make any determination pursuant to the stockholders agreement, in which the CD&R Investors have or may have interests different from the Company or its stockholders (other than the CD&R Investors), such action must be taken or determination must be made on behalf of the Company solely by a majority of the directors who are either (1) independent of both the Company and the CD&R Investors and not nominated by the CD&R Investors or (2) the Chief Executive Officer of the Company. Any action to amend, waive, enforce or comply with any provision of the stockholders agreement, or any determination to be made pursuant to the stockholders agreement, which either (a) relates to the qualifications for, selection, nomination or election of, or to the powers, rights or privileges of the unaffiliated shareholder directors or (b) requires the consent or approval of the unaffiliated shareholder directors must be taken, or must be made, on behalf of the Company solely by the unaffiliated shareholder directors. No director nominated or designated by the CD&R Investors will have any right to vote upon, and by a decision of the remaining directors may be excluded from participating in, any discussion of any such action or determination referenced in this paragraph.

Consent Rights

Pursuant to the stockholders agreement, for so long as the CD&R Investors hold at least 25% of the voting power of the Company, subject to certain customary exceptions and specified baskets, the Company will agree not to take certain actions without the consent of the CD&R Fund, including:

•	acquiring any business organizations or divisions of a business organization or any assets outside the ordinary course of business;

•	selling or disposing of any business organizations or divisions of a business organization or any assets outside of the ordinary course of business;

•	authorizing, issuing, delivering, selling, pledging, disposing of, granting, awarding or encumbering any shares (or options, warrants, convertible securities or rights of any kind to acquire or receive any shares) of capital stock, ownership interests or voting securities;

•	redeeming, repurchasing or acquiring any shares of capital stock or securities convertible into or exercisable for shares of the capital stock;

•	declaring or paying any extraordinary dividend or distribution;

•	incurring or guaranteeing any material indebtedness;

•	engaging to a material extent in any business in which the Company is not currently engaged on the date of the closing or any business related, ancillary or complementary to such business;

•	adopting a plan or agreement of complete or partial liquidation or dissolution or commencing a bankruptcy proceeding;

•	increasing the size of the Company’s board of directors; or

•	amending, altering or repealing the Company’s charter or by-laws.

In addition, until such time as the CD&R Investors hold less than 20% of the voting power of the Company, without the prior consent of the CD&R Investors in their sole discretion, the Company will be prohibited from issuing any stock or security (other than common stock, Series B convertible preferred stock and, with respect to the foregoing, options, restricted stock units, restricted stock and stock appreciation rights issued by the Company pursuant to any employment contract, employee or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan, to or for the benefit of any employees (including new employees), officers or directors of the Company or any of our subsidiaries), including, without limitation, non-participating preferred stock or debt securities that are convertible into shares of capital stock or capital stock equivalents by their terms, that gives rise, in the good faith belief of the CD&R Investors based on advice of counsel, to a not insubstantial risk that distributions (or deemed distributions) on the shares of Series B convertible preferred stock that are paid (or deemed paid) in shares of such stock would not be governed by the general rule of section 305(a) of the Internal Revenue Code of 1986, as amended.

Voting Agreement

At any time following the closing and prior to the earlier of (1) a change of control, (2) the six-month anniversary of the first date on which the CD&R Investors hold in the aggregate less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing and (3) the 30-month anniversary of the closing, during which the CD&R Investors hold less than 50% of the voting power of the Company, at any and all meetings of stockholders of the Company, the CD&R Investors will cause each share of common stock and Series B convertible preferred stock owned by it and certain of its affiliates to be present in person or represented by proxy at all meetings of stockholders of the Company and:

•	to vote in favor of all director nominees nominated by our board of directors for election by the stockholders in accordance with the terms of the stockholders agreement and our by-laws, and

•	as recommended by our board of directors on:

•	proposals relating to or concerning compensation or equity incentives for directors, officers or employees of the Company adopted in the ordinary course of business consistent with past practice,

•	proposals the subject matter of which is described under “—Consent Rights” above; and

•	proposals by stockholders of the Company (including under Rule 14a-8 of the Exchange Act);

provided, in respect of the first two proposals described above, that our board of director’s recommendation is consistent with the CD&R Investors’ exercise of their consent rights and the submission of such proposal occurred in a reasonably timely manner and such proposals have not failed to receive the requisite number of affirmative votes for the adoption of such proposals since the CD&R Investors’ exercise of their consent right in connection therewith.

Subscription Rights

From and after the closing until such time as the CD&R Investors hold in the aggregate less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing, if the Company offers to sell equity securities or equity security equivalents of the Company (other than certain excluded securities), the CD&R Investors will have the opportunity to acquire from the Company, for the same price and on the same terms as such equity securities or equity security equivalents are offered to others, up to the amount of equity securities or equity security equivalents required to enable the CD&R Investors to maintain, in the aggregate, (1) with respect to offers to sell common stock, other voting stock or equity security equivalents convertible or exchangeable for common stock or other voting stock, the CD&R Investors’ then-current percentage of the Company’s voting power and (2) with respect to offers to sell equity securities or equity security equivalents consisting of non-voting equity of the Company or equity security equivalents convertible or exchangeable for non-voting equity, the CD&R Investors’ then-current percentage of the Company’s economic interest.

Standstill

The restrictions described below in “—Acquisition of Equity Securities” will terminate upon the occurrence of a change of control, and will not apply at any time during which stockholders unaffiliated with the CD&R Investors own less than 5% of the voting power of the Company.

The restrictions described below in “—Acquisition of Debt Securities” and in “—Acquisition of Equity Securities” will terminate upon the occurrence of certain events relating to our failure to cause the CD&R Investors’ nominees or designees to be elected to our board of directors or the removal of such persons without cause other than by action or request from the CD&R Investors.

Acquisition of Equity Securities  During the period from the closing until the earlier of (1) the 30-month anniversary of the closing and (2) the six-month anniversary of the first date on which the CD&R Investors hold less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing, the CD&R Investors and certain of their affiliates will be prohibited from:

•	acquiring, offering or proposing to acquire, or agreeing to acquire, in any manner, beneficial ownership of any securities of the Company or our subsidiaries (including convertible securities) if immediately following such acquisition or agreement, the CD&R Investors and such affiliates would beneficially own in the aggregate more than 80% of the voting power or economic interest of the Company, other than acquisitions of (1) term loans advanced pursuant to, or outstanding under, the amended credit agreement contemplated by the term loan refinancing, or (2) securities of the Company or our subsidiaries resulting from (a) the payment of dividends in kind in additional shares of Series B convertible preferred stock pursuant to the certificate of designations (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Dividends”), (b) the exercise of subscription rights granted under the stockholders agreement (see “—Subscription Rights” above), (c) the adjustment of the conversion price pursuant to the terms of the certificate of designations (see “The Restructuring—Description of the CD&R Investment — Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti-Dilution Adjustments”), (d) any repurchase or redemption of securities by the Company or (e) any other right of the CD&R Investors or transaction contemplated by the transaction documents; or

•	seeking, directly or indirectly, any amendment, waiver, or release of, or to contest the validity of, any of the restrictions described in the immediately preceding bullet point.

If the six-month anniversary of the first date on which the CD&R Investors hold less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing has not occurred prior to the 30-month anniversary of the closing, during the period from the 30-month anniversary of the closing until such six-month anniversary, the CD&R Investors and certain of its affiliates will be restricted from engaging in the actions described above.

The CD&R Investors and their affiliates will not be prohibited under the stockholder agreement from taking the restricted actions described above (1) with respect to an exchange for equity securities of the Company of term loans advanced pursuant to, or outstanding under, the amended credit agreement contemplated by the term loan financing, if the terms and conditions of such exchange are approved by the prior written consent of a majority of directors of the Company who are independent of both the Company and the CD&R Investors or (2) from and after the 30-month anniversary of the closing, if a majority of the unaffiliated shareholder directors approve such action.

Acquisition of Indebtedness

During the period from the closing until the later of (1) the 30-month anniversary of the closing and (2) the first date on which the CD&R Investors hold less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing, without the prior written consent of a majority of the directors who are independent of both the Company and the CD&R Investors, the CD&R Investors and certain of their affiliates will be prohibited from:

•	acquiring, offering or proposing to acquire or agreeing to acquire, directly or indirectly, in any manner, beneficial ownership of any indebtedness or debt securities of the Company other than term loans advanced pursuant to, or outstanding under, the amended credit agreement contemplated by the term loan refinancing; or

•	seeking, directly or indirectly, any amendment, waiver, or release of, or to contest the validity of, any of the restrictions described in the bullet point above by the Company.

Transfer Restrictions

The restrictions described in this section entitled “—Transfer Restrictions” (1) do not apply at any time during which stockholders unaffiliated with the CD&R Investors own less than 5% of the voting power of the Company and (2) terminate upon the occurrence of a change of control.

Prior to the expiration of the transfer limitation period (as described below), without the approval of a majority of the directors who are independent of both the Company and the CD&R Investors, the CD&R Investors are prohibited from transferring, selling, pledging, assigning or otherwise disposing of (including by merger or otherwise by operation of law) any of the shares of Series B convertible preferred stock or common stock held by them, except:

•	to certain of its affiliates that agree to be bound by the provisions of the stockholders agreement;

•	to the Company;

•	in a qualified business combination (as described below) that is approved, or recommended to the stockholders of the Company, by our board of directors in which:

•	the consideration received by the CD&R Investors (other than with respect to any Series B convertible preferred stock that is exchangeable for, or convertible into, preferred stock of the resulting entity of the qualified business combination in accordance with the sub-bullet point below, if applicable), on an as-converted basis, is equal to, and in the same form as, the per-share consideration received by all holders of common stock; and/or

•	the shares of Series B convertible preferred stock are exchangeable for, or convertible into, shares of the resulting entity of the qualified business combination having terms, preferences, rights, privileges and powers substantially similar to and no more favorable than the terms, preferences, rights, privileges and powers under the certificate of designations, and the number of shares of such preferred stock of the resulting entity are convertible in the aggregate into the same amount and form of consideration that would have been receivable in the qualified business combination if the shares of Series B convertible preferred stock had been fully converted into the underlying common stock immediately prior to such qualified business combination; or

•	in a business combination (other than a qualified business combination) that is approved, or recommended to the stockholders of the Company, by our board of directors in which the consideration received by the CD&R Investors, on an as-converted basis, is equal to, and in the same form as, the per-share consideration received by all holders of common stock.

We refer to the transfers, sales, pledges, assignments and other disposals described in the immediately preceding four bullet points as the transfer restriction exceptions.

Following the transfer limitation period, the CD&R Investors are prohibited from transferring, selling, pledging, assigning or otherwise disposing of (including by merger or otherwise by operation of law) any of the shares of Series B convertible preferred stock or common stock held by them, except:

•	the common stock held by it may be transferred, sold, pledged, assigned or otherwise disposed of (including by merger or otherwise by operation of law) by the CD&R Investors:

•	in a privately negotiated transaction, provided that the transferee represents that (1) it is not a competitor of the Company, (2) it is not and will not be, after giving effect to the transfer, a holder of 10% or more of the voting power of the Company or any affiliate of such a holder and (3) it is not proposing to effect a change of control of the Company without the prior written consent of a majority of the directors who are independent of both the Company and the CD&R Investors;

•	in public market trades, provided that the CD&R Investors or their affiliates transferring such shares have no reason to believe that any transferee does not meet the requirements described in clauses (1) through (3) described in the sub-bullet point immediately above and the CD&R Investors or their affiliates transferring such shares have instructed their underwriters or brokers, if any, of such requirements;

•	in a traditional underwritten public offering in accordance with the registration rights agreement; and

•	such shares of Series B convertible preferred stock or common stock may be transferred, sold, pledged, assigned or otherwise disposed of (including by merger or otherwise by operation of law) in the transfer restriction exceptions described in the paragraph above.

The transfer limitation period means any time during the period from the closing until the later of (1) the 30-month anniversary of the closing and (2) the occurrence of certain events relating to our failure to cause the CD&R Investors’ nominees or designees to be elected to our board of directors or the removal of such persons without cause other than by action or request from the CD&R Investors.

A qualified business combination means a business combination immediately following which:

•	the individuals and entities that were the beneficial owners of all classes and series of voting stock outstanding immediately prior to such business combination beneficially own more than 50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of the entity resulting from such business combination in substantially the same proportions as their ownership immediately prior to such business combination; and

•	no person or group (excluding the CD&R Investors and their affiliates) either:

•	beneficially owns more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity than the CD&R Investors and their affiliates so beneficially own, and the CD&R Investors and their affiliates beneficially own more than 17.5% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity; or

•	beneficially owns 25% or more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity.

Hedging Restrictions

During the period from the closing until the later of (1) the 30-month anniversary of the closing and (2) the first date on which the CD&R Investors hold in the aggregate less than 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing, the CD&R Investors and certain of their affiliates will be prohibited from hedging its or their direct or indirect exposure to the common stock and the Series B convertible preferred stock, except in transactions involving an index-based portfolio of securities that includes common stock (provided that the value of such common stock in such portfolio is not more than 5% of the total value of the portfolio of securities).

Agreement to Keep the CD&R Investors Informed

From and after the closing and so long as the CD&R Investors hold voting power of the Company equal in the aggregate to at least 10% of the aggregate voting power held by the initial CD&R Investors immediately following the closing, we will keep the CD&R Investors informed of any events, discussions, notices or changes with respect to any tax, criminal or regulatory investigation or action involving us or any of our subsidiaries that have been brought to the attention of our board of directors, and we will reasonably cooperate with the CD&R Investors and their affiliates in an effort to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with authorities and coordinating and providing assistance in meeting with regulators).

Agreement to Seek Amendments to our Restated Certificate of Incorporation

As contemplated by the stockholders agreement, our board of directors have adopted and declared advisable, and unanimously approved and recommended to our stockholders each of the amendments to our restated certificate of incorporation described below:

•	amendment to Article FOURTH, section 1 of our restated certificate of incorporation to increase the number of authorized shares of common stock;

•	amendment to Article FOURTH, section 1 of our restated certificate of incorporation to enable holders of a majority of the capital stock of the Company entitled to vote generally in the election of directors to vote on proposals affecting the number of authorized shares of any class or classes of stock may be increased or decreased;

•	amendment to Article FIFTH, section 4 of our restated certificate of incorporation to provide for the removal of directors with or without cause by the affirmative vote of the holder or holders of 80% of the outstanding voting power of the Company;

•	amendment to Article FIFTH, section 5 of our restated certificate of incorporation to provide for the calling of special meetings of stockholders by the Chief Executive Officer, by our board of directors pursuant to a resolution approved by a majority of the entire board of directors, or by the Secretary of the Company at the written request of the holder or holders of 25% of the outstanding voting power of the Company;

•	deletion of Article FIFTH, section 6 of our restated certificate of incorporation that prohibited stockholder action by written consent;

•	deletion of Article SEVENTH of our restated certificate of incorporation that prohibited preemptive or preferential right;

•	deletion of Article TENTH of our restated certificate of incorporation relating to approval of certain business combinations; and

•	addition of a new article to our restated certificate of incorporation relating to the number of votes that may be held by certain directors to give effect to the provisions in the stockholders agreement.

From and after the closing, we will use our best efforts and take all corporate actions necessary to obtain stockholder approval of each of the amendments described above promptly following the closing.

In the event that stockholder approval of the amendment to Article FOURTH, section 1 of our restated certificate of incorporation has not been obtained by the date that is 18 months following the closing, or at any time thereafter the number of shares of authorized but unissued and unreserved shares of common stock is less than 110% of the number of shares of common stock required to permit the conversion of all then-outstanding shares of Series B convertible preferred stock into shares of common stock in accordance with the applicable terms of conversion as set forth in the certificate of designations, the Company has agreed to take all actions permitted by law and consented to by the CD&R Investors (if such consent is required under the terms of the stockholders agreement), to increase the number of shares of authorized but unissued and unreserved shares of common stock, including, without limitation, at the option of the CD&R Investors (in their sole discretion), taking actions to effect a reclassification or to create a new class of capital stock generally identical to the common stock.

Registration Rights Agreement

The following is a summary of the material terms and provisions of the form of registration rights agreement. While we believe this summary covers the material terms and provisions of the form of registration rights agreement, it may not contain all of the information that is important to you. The form of registration rights agreement is included as Annex H hereto, which we incorporate by reference into this document. We encourage you to read carefully the form of registration rights agreement in its entirety.

In connection with, and as a condition to, the issuance of the Series B convertible preferred stock pursuant to the investment agreement, at the closing, we and the initial CD&R Investors will enter into a registration rights agreement substantially in the form of the form of registration rights agreement attached hereto as Annex H, which registration rights agreement to be entered into at the closing, we refer to as the registration rights agreement, under which the Company will grant the CD&R Investors customary demand and piggyback registration rights, including the material terms described below.

Demand Registration

At any time and from time to time on or after the earlier of (i) the 30-month anniversary of the closing (ii) a Company default event or (iii) a change of control event, the CD&R Fund may make a demand request in writing that the Company effect the registration under, and in accordance with, the provisions of the Securities Act of all or any part of the shares of common stock and all shares of capital stock of the Company as may be created as described under “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendments to Our Restated Certificate of Incorporation” held by the CD&R Investors that were acquired by the CD&R

Investors on, from and after the date of the registration rights agreement, including, without limitation, shares of common stock or such new class of capital stock, if any, issued or issuable upon conversion of shares of Series B convertible preferred stock, and any shares of capital stock or other equity interests issued or issuable by the Company, directly or indirectly, by way of conversion or exchange thereof or stock dividends, stock splits or in connection with a combination of shares, reclassification, recapitalization, merger or other reorganization, which we refer to as the registrable shares (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti–Dilution Adjustments” for a description of convertibility of shares of Series B convertible preferred stock), held by the CD&R Investors. Promptly after its receipt of any demand request, the Company will give timely written notice of such request to all holders of registrable shares, and will use its reasonable best efforts to file, as promptly as reasonably practicable, a registration statement covering all registrable shares that have been requested to be registered (1) in the demand request and (2) by any holder of registrable shares by written notice to the Company, in accordance with the method or methods of disposition of the applicable registrable shares elected by the CD&R Fund.

Subject to certain limited exceptions, the CD&R Fund is entitled to initiate no more than five demand registrations (other than short-form registrations that are not underwritten offerings) and underwritten offerings included in a shelf registration statement as described below in “—Shelf Underwritten Offerings” in the aggregate, provided, however, that (1) in respect of four out of the five such demand registrations to which holders of registrable shares are entitled under the registration rights agreement, the Company will not be obligated to effect such demand registration unless the amount of registrable shares requested to be registered by the CD&R Fund is reasonably expected to result in aggregate gross proceeds (prior to deducting underwriting discounts and commissions and offering expenses) of at least $50.0 million and (2) the Company will not be obligated to effect such demand registration during the four-month period following the effective date of a registration statement pursuant to any other registration initiated pursuant to a demand request.

We will agree to use our reasonable best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration at all times after the earlier of (i) the 30-month anniversary of the closing, (ii) a Company default event or (iii) a change of control event. If requested by the CD&R Fund and available to the Company, such short-form registration will be a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of the registrable shares, pursuant to Rule 415 of the Securities Act or otherwise.

At any time and from time to time on or after the earlier of (i) the 30-month anniversary of the closing (ii) a Company default event or (iii) a change of control event, the CD&R Fund will be entitled to request an unlimited number of short-form registrations, if available to the Company, with respect to the registrable shares held by the CD&R Investors, provided that the Company will not be obligated to effect any short-form registration (1) within 90 days after the effective date of any registration statement of the Company under the registration rights agreement and (2) unless the amount of registrable shares requested to be registered by the CD&R Investors is reasonably expected to result in aggregate gross proceeds (prior to deducting underwriting discounts and commissions and offering expenses) of at least $50.0 million. In no event will the Company be obligated to effect any shelf registration other than pursuant to a short-form registration.

Upon filing any short-form registration, we have agreed to use our reasonable best efforts to keep such short-form registration effective with the SEC at all times and to re-file such short-form registration upon its expiration, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing the prospectus related to such short-form registration as may be reasonably requested by the CD&R Fund, or as otherwise required, until such time as all registrable shares that could be sold in such short-form registration have been sold or are no longer outstanding.

To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act) at the time any demand request for a short-form registration is submitted to the Company and such demand request requests that the Company file a “shelf” registration statement, the Company will file an automatic shelf registration statement (as defined in Rule 405 of the Securities Act) on Form S-3 in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, which covers those registrable shares which are requested to be registered. The Company will use its reasonable best efforts to remain a well-known seasoned issuer (and not to become an ineligible issuer (as defined in Rule 405 of the Securities Act)) during the period during which any automatic shelf registration statement is effective. If at any time following the filing of an automatic shelf registration statement when the Company is required to re-evaluate its well-known seasoned issuer status the Company determines that it is not a well-known seasoned issuer, the Company will use its reasonable best efforts to post-effectively amend the automatic shelf registration statement to a shelf registration statement on Form S-3 or file a new shelf registration statement on Form S-3 or, if such form is not available, Form S-1, have such shelf registration statement declared effective by the SEC and keep such Registration Statement effective during the period during which such short-form registration is required to be kept effective as described below.

If the filing, initial effectiveness or continued use of a registration statement, including a shelf registration statement, initiated with respect to a demand request, would require the Company to make a public disclosure of material nonpublic information, which disclosure in the good faith judgment of our board of directors (after consultation with external legal counsel) (1) would be required to be made in any registration statement so that such registration statement would not be materially misleading, (2) would not be required to be made at such time but for the filing, effectiveness or continued use of such registration statement or (3) would reasonably be expected to have a material adverse effect on the Company or our business or on the Company’s ability to effect a bona fide and reasonably imminent material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may, upon giving prompt written notice of such action to holders of registrable shares participating in such registration, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement, provided that the Company will not be permitted to do so (a) more than once in any six-month period or (b) for any single period of time in excess of 60 days, or for periods exceeding, in the aggregate, 90 days during any 12-month period. In the event that the Company exercises its rights under the preceding sentence, such holders of registrable shares will agree to suspend, promptly upon receipt of the notice referred to above, the use of any prospectus relating to such registration in connection with any sale or offer to sell registrable shares. If the Company so postpones the filing of a prospectus or the effectiveness of a registration statement, the CD&R Fund will be entitled to withdraw such request.

If the CD&R Fund intends that the registrable shares covered by its demand request be distributed by means of an underwritten offering, the CD&R Fund will advise the Company of that as a part of the demand request, and the Company will advise the other holders of registrable shares with respect to such demand request. The CD&R Fund has the right to choose the lead underwriter, subject to the prior written consent, not to be unreasonably withheld or delayed, of the Company for an underwritten demand request.

The Company may not include in any underwritten demand registration any securities that are not registrable shares without the prior written consent of the CD&R Fund.

If any of the registrable shares registered pursuant to a demand registration are to be sold in a firm commitment underwritten offering, and the managing underwriter(s) of such underwritten offering advises holders of registrable shares participating in the registration that, in its good faith opinion, the total number or dollar amount of registrable shares (and, if permitted by the registration rights agreement, securities other than registrable shares requested to be included in such offering) exceeds the largest number or dollar amount of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the good faith opinion of such underwriter can be included without adversely affecting the marketability of the offering, in the following order of priority: (i) registrable shares of the CD&R Investors, pro rata (if applicable) on the basis of the aggregate number of registrable shares owned by each such CD&R Investor; (ii) registrable shares of other holders of registrable shares, pro rata (if applicable) on the basis of the aggregate number of registrable shares owned by each such holder; and (iii) any securities other than registrable shares requested to be included in the registration by any other person (including the securities to be sold for the account of the Company) allocated among such persons in such manner as the Company may determine.

Piggyback Registration

If, at any time on or after (i) the 30-month anniversary of the closing, (ii) a Company default event or (iii) a change of control event, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of securities of the Company, but excluding a registration statement that is (1) solely in connection with the registration of (a) equity securities and/or options or other rights in respect thereof solely registered on Form S-4, Form S-8 or any successor forms thereto or (b) shares of equity securities and/or options or other rights in respect thereof to be offered solely in connection with an employee benefit or dividend reinvestment plan or (2) pursuant to a demand registration, the Company will give written notice as promptly as practicable to all holders of registrable shares of its intention to effect such registration and will include in such registration all registrable shares with respect to which the Company has received timely written notice from such persons for inclusion therein.

If the securities that the Company proposes to register are to be sold in an underwritten primary offering on behalf of the Company, the holders of registrable shares are entitled to include all of their registrable shares on the same terms and conditions as provided to any securities other than registrable shares that are included therein. However, if the proposed offering includes a firm commitment underwritten offering, and the managing underwriter advises the Company and the holders of registrable shares that, in its good faith opinion, the number or dollar amount of registrable shares exceeds the largest number or dollar amount of securities that can be sold without adversely affecting the marketability of the offering, the Company will include in the registration or prospectus only the number of securities that, in the good faith opinion of the managing underwriter, will not adversely affect such marketability, in the following order of priority: (i) the securities other than registrable shares that the Company proposes to sell, (ii) the registrable shares requested to be included by all holders of registrable shares, pro rata (if applicable) on the basis of the aggregate number of shares held by each such holder, and (iii) any securities other than registrable shares requested to be included by any other person (other than the Company), allocated among such persons as determined by the Company.

If the securities proposed to be registered by the Company are to be sold in an underwritten secondary offering on behalf of holders of securities other than registrable shares, the holders of registrable shares are entitled to include all of their registrable shares on the same terms and conditions as provided to any securities other than registrable shares that are included therein. However, if the managing underwriter advises the Company and the holders of registrable shares that, in its good faith opinion, the number or dollar amount of registrable shares proposed to be included exceeds the largest number or dollar amount of securities that can be sold without adversely affecting the marketability of the offering, the Company will include in the registration only the number of securities that, in the reasonable opinion of the managing underwriter, will not adversely affect such marketability, in the following order of priority: (i) (x) the securities other than registrable shares requested to be included pursuant to contractual rights of the holders of such securities and (y) the registrable shares, each pro rata (if applicable) on the basis of the aggregate number of securities requested to be included by each holder; and (ii) any securities other than registrable shares requested to be included by the Company or any other person not exercising a contractual right, allocated as determined by the Company.

Shelf Underwritten Offering

At any time that a shelf registration statement covering registrable shares is effective, if the CD&R Fund delivers a take-down notice to the Company stating that it or the CD&R Investors intend to effect an underwritten offering of all or part of its or the CD&R Investors’ registrable shares, in each case included by it or them on the shelf registration statement, the Company will amend or supplement the shelf registration statement or related prospectus as may be necessary in order to enable such registrable shares to be distributed pursuant to the underwritten offering included in the shelf registration statement. The CD&R Fund is not entitled to deliver more than three take-down notices in any 12-month period and the CD&R Fund may not deliver any take-down notice within 30 days after the effective date of any registration statement of the Company.

In connection with any underwritten offerings included on a shelf registration statement, in the event that the managing underwriter advises the Company in its good faith opinion that marketing factors require a limitation on the number of shares which would otherwise be included in such take-down, the managing underwriter may limit the number of shares which would otherwise be included in such take-down offering in the same manner as is described under “—Demand Registration” above with respect to a limitation of shares to be included in a registration.

Expenses

Each holder of registrable shares will bear the pro rata cost of underwriting discounts, selling commissions and transfer taxes associated with any sale of registrable shares.

All expenses incidental to the Company’s obligations under the registration rights agreement, including registration and filing fees, fees and expenses with respect to compliance with securities and blue sky laws, certain expenses of counsel to holders of registrable shares, expenses associated with listing the securities to be registered, fees and disbursements of experts, counsel to and advisors engaged by the Company, and other internal expenses of the Company will be paid by the Company, other than expenses incurred in connection with certain withdrawn demands and shelf registrations and the underwriting discounts, selling commissions and transfer taxes associated with any sale of registrable shares.

Termination

The registration rights agreement will terminate when no registrable shares remain outstanding. Certain of the Company’s obligations survive termination, as do the parties’ indemnification obligations.

Lock-up and Holdback

The initial CD&R Investors may not transfer shares of Series B convertible preferred stock and their ability to transfer shares of common stock is limited (see “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Transfer Restrictions”). All holders of registrable shares are subject to holdback restrictions that are applicable to offerings in which they participate. The Company is also subject to holdback restrictions with regards to the public sale or distribution or the filing of any registration statement covering any equity securities, subject to limited exceptions, or securities convertible into equity.

Limitations on Other Registration Rights

Until such time as the initial CD&R Investors own less than 25% of the voting power of the Company, the Company may not grant registration rights to any other holder or prospective holder of securities without the prior written consent of the CD&R Fund. For the term of the registration rights agreement, the Company will not take any action or permit any change to occur with respect to its securities which would adversely affect the right of any holder of registrable shares to participate in a registration undertaken pursuant to the registration rights agreement.

Indemnification Agreement

The following is a summary of the material terms and provisions of the form of indemnification agreement. While we believe this summary covers the material terms and provisions of the form of indemnification agreement, it may not contain all of the information that is important to you. The form of indemnification agreement is included as Annex I hereto, which we incorporate by reference into this document. We encourage you to read carefully the form of indemnification agreement in its entirety.

In connection with, and as a condition to, the issuance of the Series B convertible preferred stock pursuant to the investment agreement, at the closing, we and our wholly owned subsidiaries, NCI Group, Inc., and Robertson-Ceco II Corporation, which we collectively refer to as the NCI entities, will enter into an indemnification agreement substantially in the form of the form of indemnification agreement attached hereto as Annex I, which indemnification agreement to be entered into at the closing we refer to as the indemnification agreement, with the initial CD&R Investors and CD&R.

Pursuant to the indemnification agreement, and subject to the terms and conditions contained therein, each of the NCI entities will agree, jointly and severally, to indemnify, defend and hold harmless CD&R, the initial CD&R Investors and their general partners, the special limited partner of the CD&R Fund and any other investment vehicle that is a stockholder of the Company and is managed by CD&R or CD&R’s affiliates, their respective affiliates, their respective successors and assigns, and the respective directors, officers, partners, members, employees, agents, advisors, consultants, representatives and controlling persons of each of them, or of their partners, members and controlling persons, and each other person who is or becomes a director or an officer of any of the Company or its subsidiaries, in each case irrespective of the capacity in which such person acts, from and against any and all claims, losses, liabilities, damages expenses or obligations:

•	resulting from third-party claims resulting from, arising out of or in connection with, based upon or relating to the Securities Act, the Exchange Act or any other applicable securities or other laws, in connection with any future securities offering of the Company, the term loan refinancing, the ABL financing, this exchange offer or any documents relating to any of these actions;

•	whether incurred with respect to third parties or otherwise, resulting from, arising out of, or in connection with, based upon or relating to the performance by CD&R or its affiliates of certain transaction services;

•	resulting from third-party claims against an indemnitee in its capacity as an affiliate (within the meaning of the Exchange Act) or controlling person (within the meaning of the Exchange Act) of the Company or any of our subsidiaries, resulting from, arising out of or in connection with, based upon or relating to any action or inaction by the Company or any of our subsidiaries, provided that such action or inaction was not proximately caused by such indemnitee;

•	whether incurred with respect to third parties or otherwise, resulting from, arising out of, or in connection with, based upon or relating to any payment or reimbursement by an indemnitee pursuant to indemnification arrangements to an indemnitee acting as a director or an officer of the Company or any of our subsidiaries or having served at the request of or for the benefit of the Company or any of our subsidiaries as a director, officer, member, employee or agent of or advisor or consultant to another corporation, partnership, joint venture, trust or other enterprise, including with respect to any breach or alleged breach by an indemnitee of his or her fiduciary duty as a director or an officer of the Company or any of our subsidiaries; or

•	in each case including but not limited to any and all fees, costs and expenses (including without limitation fees and disbursements of attorneys and other professional advisers) incurred by or on behalf of any indemnitee in asserting, exercising or enforcing any of its rights, powers, privileges or remedies in respect of the indemnification agreement. The foregoing notwithstanding, none of the NCI entities are obligated to indemnify and hold harmless any indemnitee in respect of (1) any claim made against the indemnitee by any of its related persons, including its own directors, officers, shareholders, partners, members, employees, agents, advisors, consultants, representatives and controlling persons to the extent arising from any obligation of such indemnitee to such related person (whether arising from contract, by law or otherwise), other than to the extent such claim arises out of any indemnification obligation by such indemnitee to such related person as a result of such related person’s service as a director or an officer of the Company or any of our subsidiaries or (2) any fraud or intentional misconduct by such indemnitee.

Retirement of Convertible Notes

We are proposing to effect the retirement of the convertible notes through the recapitalization plan, or, in the alternative, through the prepackaged plan.

Retirement of Convertible Notes in the Recapitalization Plan

As part of the recapitalization plan, in this exchange offer, we are offering to acquire any and all of the convertible notes for cash and shares of common stock, in accordance with the terms and subject to the conditions set forth in this prospectus/disclosure statement and in the letter of transmittal.

For each $1,000 principal amount of convertible notes that you tender and that we accept in this exchange offer, you will, upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and the letter of transmittal, receive $500 in cash and 390 shares of common stock. The cash payment and the shares of common stock to be issued pursuant to this exchange offer will be in full satisfaction of the principal amount of, and any accrued but unpaid interest through the consummation of this exchange offer on, the convertible notes so tendered and accepted.

The closing of the exchange offer is conditioned on the satisfaction or, with the consent of the CD&R Fund, waiver of the minimum tender condition, which requires that at least 95% of the aggregate principal amount of outstanding convertible notes are validly tendered and not withdrawn in this exchange offer. We intend, but are not required, to retire any convertible notes outstanding after the consummation of this exchange offer by exercising our redemption right under the convertible notes indenture on or after November 20, 2009; if we do not so exercise our redemption, right such remaining convertible notes will otherwise be retired pursuant to the terms of the convertible notes indenture.

For a more detailed description of this exchange offer, see “The Exchange Offer.”

Retirement of Convertible Notes in the Prepackaged Plan

As an alternative to the recapitalization plan, we have prepared the prepackaged plan for accomplishing the restructuring, including the retirement of the convertible notes. If the conditions to completion of the recapitalization plan are not satisfied or waived, including, for example, the minimum tender condition, not satisfied or waived, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, we may elect and, under the terms of the investment agreement, we may be required, to seek confirmation of the prepackaged plan in a chapter 11 proceeding to effect the retirement of the convertible notes.

Under the prepackaged plan, holders of convertible notes would receive the same treatment with respect to their claims as they would in this exchange offer. See “The Prepackaged Plan.”

Description of the Term Loan Refinancing and the ABL Financing

The debt financing arrangements described below with respect to the term loan refinancing and the ABL financing are subject to change (whether as a result of market conditions or otherwise), and the debt financings described below (or any other debt financings that may be obtained if one or both of the debt financings described below are not available to us) remain subject to negotiation and completion of definitive documentation.

There can be no assurances as to when, or if, we will be successful with respect to the consummation of any transactions contemplated by the restructuring and no assurances as to the exact terms and conditions of each of the term loan refinancing and the ABL financing.

The Term Loan Refinancing

Overview

As part of the restructuring, we expect to enter into an amendment to our existing credit agreement under which we would repay approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding under our existing credit facility and modify the terms and maturity of the remaining $150.0 million balance.

Pursuant to the investment agreement, we have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use reasonable best efforts to cooperate with us in such efforts) to take all reasonable actions and to do all things reasonably necessary, proper or advisable, to enter into an amended credit agreement under the term loan refinancing, which will amend our existing credit agreement on the terms and conditions provided in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K and described below or otherwise contemplated thereby.

CD&R Fund may make such additions, modifications, alterations, corrections or other changes to the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K as it deems advisable in its sole discretion (exercised in good faith) to:

•	add, provide or complete any schedule, annex, exhibit, numerical amount or other information that is omitted, missing or incomplete, or modify, alter, correct or change (including without limitation by deleting or replacing) any wording that is in brackets;

•	cure any ambiguity, mistake, omission or defect;

•	cure any inconsistency, including with any other provision of the same agreement or of the ABL agreement or any other transaction document or other agreement entered into in connection therewith;

•	address a material risk that (1) we will be unable to comply with the terms or conditions of the agreement or (2) by complying with the terms and conditions of the agreement we will be subject to a material risk of not complying with the terms and conditions of the ABL agreement or any other transaction document or other agreement entered into in connection therewith;

•	effect the intent evidenced by the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K; or

•	avoid adverse tax consequences to us or any of our subsidiaries.

If, for whatever reason, we cannot amend our existing credit agreement under the term loan refinancing on the terms and conditions contemplated in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, (with such changes thereto deemed advisable by the CD&R Fund in its sole discretion (exercised in good faith), we have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use commercially reasonable efforts to cooperate with us in such efforts, including by actively assisting us in negotiation of related definitive documentation) to amend the terms of our existing credit agreement (1) on terms and conditions that are, in the CD&R Fund’s sole discretion (exercised in good faith), (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions contemplated in the form of the amended credit agreement attached hereto as Annex J, or (y) otherwise acceptable to the CD&R Fund, and (2) to extend the maturity of $150.0 million in principal amount of term loans outstanding under our existing credit agreement, as promptly as practicable but in any event no later than the outside date (which is described in “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement”).

The closing of the term loan refinancing through the recapitalization plan requires the approval of all of the lenders under our existing credit agreement. We have not yet obtained such approval and it is uncertain if such approval will be obtained.

As an alternative, in the event that the conditions to completion of the recapitalization plan are not satisfied, including, for example, if we do not get the approval of all of the lenders under our existing credit agreement to amend our existing credit agreement, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, we may elect and, under the terms of the investment agreement, we may be required, to seek confirmation of the prepackaged plan in a chapter 11 proceeding to effect the term loan refinancing (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Commencement of a Reorganization Case in Connection with the Prepackaged Plan Covenant”). Under the prepackaged plan, the lenders under our existing credit agreement would receive the same treatment with respect to their claims as they would receive in the recapitalization plan (see “The Prepackaged Plan”).

Pursuant to the lock-up agreements, holders of obligations under our existing credit agreement that executed a lock-up agreement have agreed, subject to the terms contained in the applicable lock-up agreement, (1) to support the term loan refinancing by accepting a portion of the repayment contemplated thereby and by executing an amendment to our existing credit agreement in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K and (2) to vote all their obligations under the existing credit agreement in favor of the prepackaged plan, among other things. In addition, pursuant to the lock-up agreements, we have agreed, subject to the terms and conditions of the lock-up agreements, that certain holders of outstanding obligations that execute an amendment and restatement of the existing credit agreement substantially in the form of the form of amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K to give effect to the term loan refinancing will receive a consent fee equal to 2.0% of the aggregate principal amount of term loans held by such lender prior to giving effect to such term loan refinancing. See “The Restructuring—The Lock-Up Agreements.” Including the holders of obligations under our existing credit agreement, we have commitments or confirmation of intent from lenders under our existing credit agreement holding more than two-thirds (2/3) of the outstanding principal amount of the obligations under existing credit agreement to consummate the term loan refinancing by executing the form of amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K.

Form of Amended Credit Agreement

The following is a summary of the material terms and provisions of the form of amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K if it is executed at the closing of the restructuring. While we believe this summary covers the material terms and provisions of the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, it may not contain all of the information that is important to you. We incorporate by reference into this document the form of the amended credit agreement attached hereto as Annex J and the matters set forth on Annex K. We encourage you to read carefully the form of the amended credit agreement attached hereto as Annex J and the matters set forth in Annex K in their entirety.

For reasons noted above, these terms and conditions may be subject to change. The form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K described below also remains subject to final negotiation of various items and completion of definitive ancillary documentation.

Maturity; Prepayments.  The term loans under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K would mature on the fifth anniversary of the closing date thereof and, prior to such date, would amortize in nominal quarterly installments equal to one percent of the aggregate principal amount thereof per annum.

The term loans under the form of the amended credit agreement attached hereto as Annex J would be prepayable at our option at any time without premium or penalty (other than customary breakage costs). We would also have the ability to repurchase a portion of the term loans under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K subject to certain terms and conditions set forth in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K.

Subject to certain exceptions, the term loans under form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K would be subject to mandatory prepayment and reduction in an amount equal to:

•	the net cash proceeds of (1) certain asset sales, (2) certain debt offerings and (3) certain insurance recovery and condemnation events;

•	50% of annual excess cash flow (as defined in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K) for any fiscal year ending on or after October 31, 2010, unless a specified leverage ratio target is met; and

•	the greater of $10.0 million and 50% of certain 2009 tax refunds (as defined in the form of amended credit agreement attached hereto as Annex J after giving effect to the matters specified in Annex K) received by the Company.

Guarantees; Security.  Our obligations under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K and any interest rate protection agreements or other permitted hedging agreement entered into with any lender under the amended credit agreement would be irrevocably and unconditionally guaranteed on a joint and several basis by substantially the same guarantors as under our existing credit agreement.

In addition, the term loans under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, the permitted hedging agreements and the guarantees thereof would be secured by security interests on substantially all of the tangible and intangible assets of NCI and the guarantors, including liens on material real property and pledges of all the capital stock of all direct domestic subsidiaries owned by NCI and the guarantors and of up to 65% of the capital stock of certain direct foreign subsidiaries owned by NCI or any guarantor. The security and pledges would be subject to certain exceptions.

The liens securing the term loans under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, the permitted hedging agreements and the guarantees thereof would be first in priority (as between the term loan refinancing and the ABL financing) with respect to stock, material real property and assets other than accounts receivable, inventory and associated intangibles of the Company and the guarantors, subject to certain exceptions. Such liens would be second in priority (as between the term loan refinancing and the ABL financing) with respect to accounts receivable, inventory and associated intangibles of NCI and the guarantors, subject to certain exceptions. The details of the respective collateral rights between lenders under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K and lenders under the ABL agreement would be governed by an intercreditor agreement which has not yet been negotiated.

Pricing.  At our election, the interest rates per annum applicable to the term loans under the form of the amended credit agreement would be based on a fluctuating rate of interest measured by reference to either (1) an adjusted London inter-bank offered rate, or “LIBOR,” or (2) an alternate base rate, in each case, plus a borrowing margin.

Covenants.  The form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K contains a number of covenants that, among other things, would limit or restrict the ability of NCI and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make dividends and other restricted payments, create liens, make investments, make acquisitions, engage in mergers, change the nature of their business and engage in certain transactions with affiliates.

In addition, under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K, NCI and its consolidated subsidiaries would be subject to a financial covenant that would require us to maintain a specified consolidated debt to EBITDA leverage ratio for specified periods (the requirement for this ratio would vary throughout the term of the term loans under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K) beginning with the four fiscal quarter period ending October 30, 2011. We would, however, not be subject to this financial covenant if certain prepayments or repurchases of the term loans under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K are made in the specified period.

Events of Default.  The form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K would contain customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross default and cross acceleration to certain other material indebtedness (including the ABL financing), certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interest, material judgments and change of control.

Incremental Commitments.  The form of the amended credit agreement attached hereto as Annex J also would provide that NCI has the right at any time to request up to $50.0 million of incremental commitments in the aggregate under one or more incremental term loan facilities. The lenders under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K would not be under any obligation to provide any such incremental commitments, and any such addition of or increase in commitments would be subject to pro forma compliance with an incurrence-based financial covenant and customary conditions precedent. Our ability to obtain extensions of credit under these incremental commitments would be subject to the same conditions as extensions of credit would be under the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K.

The ABL Financing

Overview

As part of the restructuring, we also expect to enter into an ABL agreement for a $125.0 million asset-based loan facility.

Pursuant to the investment agreement, we have agreed to use our reasonable best efforts to take (and the CD&R Fund has agreed to use commercially reasonable efforts to cooperate with us in such efforts) all reasonable actions and to do all things reasonably necessary, proper or advisable, to arrange and obtain revolving credit commitments for general corporate purposes from lenders under the ABL financing on terms and conditions that reflect the terms and conditions summarized in the ABL term sheet attached hereto as Annex P and described below and otherwise (1) are consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to us and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, as determined by the CD&R Fund in its reasonable discretion (exercised in good faith), or (2) are acceptable to the CD&R Fund in its sole discretion (exercised in good faith).

If, for whatever reason, we cannot arrange and obtain revolving credit commitments from lenders under the ABL financing on terms and conditions that reflect the terms and conditions summarized in the ABL term sheet, we have agreed to use our reasonable best efforts (and the CD&R Fund has agreed to use commercially reasonable efforts to cooperate with us in such efforts, including by actively assisting us in negotiation of related definitive documentation) to obtain alternative financing from alternative sources that (1) is on terms and conditions that (A) are no less favorable (as to each item and in the aggregate) to us and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions summarized in the ABL term sheet, as determined by the CD&R Fund in its sole discretion (exercised in good faith) and (B) otherwise (x) are consistent with and no less favorable to us and the CD&R Fund (as a prospective stockholder of the Company) than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, as determined by the CD&R Fund in its reasonable discretion (exercised in good faith) or (y) are acceptable to the CD&R Fund in its sole discretion (exercised in good faith), and (2) provides revolving credit commitments in an aggregate principal amount that is not less than $125.0 million, as promptly as practicable but in any event no later than the outside date.

Whether the restructuring is accomplished through the recapitalization plan or the prepackaged plan, the closing of the ABL financing requires the approval and execution of the ABL agreement by all lenders providing revolving credit commitments thereunder. We have been in discussions with prospective lenders regarding the terms of the ABL agreement to give effect to the ABL financing. While the form of ABL agreement attached hereto as Annex Q has been agreed to in principle with such prospective lenders, and the prospective lenders have indicated their willingness to enter into the form of ABL agreement attached hereto as Annex Q, no loan commitment letter from any such prospective lender has been received by the Company.

ABL Term Sheet

The following is a summary of the material terms and provisions of the ABL financing if the ABL financing were consummated as set forth in the ABL term sheet attached hereto as Annex P. While we believe this summary covers the material terms and provisions of the ABL term sheet, it may not contain all of the information that is important to you. The ABL term sheet is included as Annex P hereto, which we incorporate by reference into this document. We encourage you to read carefully the ABL term sheet attached hereto as Annex P in its entirety.

Availability.  The ABL term sheet provides for an asset-based revolving credit facility which would allow aggregate maximum borrowings by us of up to $125.0 million. As set forth in the ABL term sheet, extensions of credit under the ABL financing would be limited by a borrowing base calculated periodically based on specified percentages of the value of qualified cash, eligible inventory and eligible accounts receivable, less certain reserves and subject to certain other adjustments. Based on its discussions with prospective lenders under the ABL agreement, the Company expects that because of borrowing base constraints, initial availability under the ABL agreement will be substantially less than the $125.0 million commitment described above and may be as low as $45 million. Availability will be reduced by issuance of letters of credit as well as by borrowings.

Borrowers.  NCI’s domestic subsidiaries, NCI Group Inc. and Robertson-Ceco II Corporation, would be borrowers under the ABL financing as set forth in the ABL term sheet, along with any other domestic operating subsidiary of NCI that has assets that may be included in the borrowing base. The borrowers under the ABL financing, as set forth in the ABL term sheet, would be jointly and severally liable for all loans outstanding thereunder.

Maturity.  The loans under the ABL financing, as set forth in the ABL term sheet, would mature on the earlier of the fifth anniversary of the closing date thereof and the scheduled maturity of the term loans under the amended credit agreement.

Guarantees; Security.  The obligations of the borrowers under the ABL financing, as set forth in the ABL term sheet, would be guaranteed by us and each of our material domestic subsidiaries that is not a borrower under the ABL agreement.

In addition, the ABL financing, as set forth in the ABL term sheet, and the guarantees thereof would be secured by a first priority lien on accounts receivable, inventory and associated intangibles of the Company and the guarantors, subject to certain exceptions, and a second priority lien on the assets securing the term loans under the amended credit agreement on a first-lien basis.

Pricing

As set forth in the ABL term sheet, the interest rates per annum applicable to borrowings under the ABL agreement would be based on a fluctuating rate of interest measured by reference to either (1) an adjusted London inter-bank offered rate or “LIBOR” or (2) an alternate base rate that, in each case, is expected to vary depending on the quarterly average excess availability under such facility.

Fees.  As set forth in the ABL term sheet, the borrowers would pay (1) fees on the unused commitments of the lenders under the ABL agreement ranging from 0.75% to 1.00%, depending on the proportion of the loans that have been drawn under the ABL agreement and (2) other customary fees in respect of the ABL financing.

Covenants.  The ABL financing as set forth in the ABL term sheet would include a minimum fixed charge coverage ratio of one to one, which would apply if the borrowers fail to maintain a specified minimum level of borrowing capacity.

Incremental Commitments.  The ABL financing, as set forth in the ABL term sheet, would also provide that NCI has the right to request up to $50.0 million of incremental commitments in the aggregate, although the lenders under the ABL financing, as set forth in the ABL term sheet, would not expected to be under any obligation to provide any incremental commitments.

Form of ABL Agreement

The following is a summary of the material terms and provisions of the form of ABL agreement attached hereto as Annex Q if it is executed at the closing of the restructuring. While we believe this summary covers the material terms and provisions of the form of ABL agreement attached hereto as Annex Q, it may not contain all of the information that is important to you. We incorporate by reference into this document the form of ABL agreement attached hereto as Annex Q. We encourage you to read carefully the form of ABL agreement attached hereto as Annex Q in its entirety.

For the reasons noted above, the terms and conditions of the form of ABL agreement attached hereto as Annex Q may be subject to change. The form of ABL agreement attached hereto as Annex Q described below also remains subject to finalization of certain items and completion of definitive ancillary documentation. The prospective lenders have indicated their willingness to enter into the form of ABL agreement attached hereto as Annex Q in connection with the consummation of the CD&R investment and have confirmed participation for the full availability under the ABL financing.

Availability.  The form of ABL agreement attached hereto as Annex Q provides for an asset-based revolving credit facility which would allow aggregate maximum borrowings by us of up to $125.0 million. As set forth in the form of ABL agreement attached hereto as Annex Q, extensions of credit under the ABL financing would be limited by a borrowing base calculated periodically based on specified percentages of the value of qualified cash, eligible inventory and eligible accounts receivable, less certain reserves and subject to certain other adjustments. Based on its discussions with prospective lenders under the ABL agreement, the Company expects that because of borrowing base constraints, initial availability under the ABL financing, if it were consummated in the form of ABL agreement attached hereto as Annex Q, will be substantially less than the $125.0 million commitment described above and may be as low as $45.0 million. Availability will be reduced by issuance of letters of credit as well as by borrowings.

Borrowers.  NCI’s domestic subsidiaries, NCI Group Inc. and Robertson-Ceco II Corporation, would be borrowers under the ABL financing as set forth in the form of ABL agreement attached hereto as Annex Q. The form of ABL agreement attached hereto as Annex Q does not, unlike the ABL term sheet, contemplate that any other subsidiary of NCI will be a borrower at the closing of the ABL financing. The borrowers under the ABL financing, as set forth in the form of ABL agreement attached hereto as Annex Q, would be jointly and severally liable for all loans outstanding thereunder.

Maturity.  The loans under the ABL financing, as set forth in the form of ABL agreement attached hereto as Annex Q, would mature on the earlier of the fifth anniversary of the closing date thereof and the scheduled maturity of the term loans under the amended credit agreement.

Guarantees; Security.  The obligations of the borrowers under the ABL financing, as set forth in the form of ABL agreement attached hereto as Annex Q, would be guaranteed by us and each of our material domestic subsidiaries that is not a borrower under the ABL agreement.

In addition, the ABL financing, as set forth in the form of ABL agreement attached hereto as Annex Q, and the guarantees thereof would be secured by a first priority lien on accounts receivable, inventory and associated intangibles of NCI, the borrowers and the guarantors, subject to certain exceptions, and a second priority lien on the assets securing the term loans under the amended credit agreement on a first-lien basis.

Pricing.  As set forth in the form of ABL agreement attached hereto as Annex Q, the interest rates per annum applicable to borrowings under the ABL agreement would be based on a fluctuating rate of interest measured by reference to either (1) an adjusted London inter-bank offered rate or “LIBOR” or (2) an alternate base rate, in each case, plus a borrowing margin that will vary depending on the quarterly average excess availability under such facility.

Fees.  As set forth in the form of ABL agreement attached hereto as Annex Q, the borrowers would pay (1) fees on the unused commitments of the lenders under the ABL agreement ranging from 0.75% to 1.00%, depending on the proportion of the loans that have been drawn under the ABL agreement and (2) other customary fees in respect of the ABL financing.

Covenants.  The ABL financing, as set forth in form of the ABL agreement attached hereto as Annex Q, would include a number of covenants that, among other things, would limit or restrict the ability of NCI, the borrowers and the other subsidiaries of NCI to dispose of assets, incur additional indebtedness, incur guarantee obligations, engage in sale and leaseback transactions, prepay other indebtedness, modify organizational documents and certain other agreements, create restrictions affecting subsidiaries, make dividends and other restricted payments, create liens, make investments, make acquisitions, engage in mergers, change the nature of their business and engage in certain transactions with affiliates.

In addition, under the form of the ABL agreement attached hereto as Annex Q, the ABL financing would include a minimum fixed charge coverage ratio of one to one, which would apply if the borrowers fail to maintain a specified minimum level of borrowing capacity. The borrowing capacity at which the financial covenant would apply is lower in the form of ABL agreement attached hereto as Annex Q than in the ABL term sheet.

Events of Default.  The ABL financing, as set forth in the form of the ABL agreement attached hereto as Annex Q would contain customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross default and cross acceleration to certain other material indebtedness (including the term loan financing), certain bankruptcy events, certain ERISA events, material invalidity of guarantees, security interests or financing agreements, material suspension or discontinuation of business, certain material governmental orders, material judgments and change of control.

Incremental Commitments.  The form of the ABL agreement attached hereto as Annex Q also would provide that the borrowers have the right at any time to request up to $50.0 million of incremental commitments in the aggregate under one or more incremental term loan facilities. The lenders under the form of the ABL agreement attached hereto as Annex Q would not be under any obligation to provide any such incremental commitments, and any such addition of or increase in commitments would be subject to customary conditions precedent. Our ability to obtain extensions of credit under these incremental commitments would be subject to the same conditions as extensions of credit would be under the form of the ABL agreement attached hereto as Annex Q.

The Lock-Up Agreements

The following are summaries of the material terms and provisions of each of the lock-up agreements. While we believe these summaries cover the material terms and provisions of each of the lock-up agreements, they may not contain all of the information that is important to you. The lock-up agreements (including the amendment to the lock-up agreement (dated August 31, 2009) is included as Annexes M, N, and O hereto, which we incorporate by reference into this document. We encourage you to read carefully the lock-up agreements in their entirety (including the amendment to the lock-up agreement (dated August 31, 2009).

Lock-Up Agreement (dated August 13, 2009)

We entered into a lock-up and voting agreement, dated as of August 31, 2009, which, as amended, we refer to as the lock-up agreement (dated August 31, 2009), with certain holders of convertible notes, pursuant to which such holders, who hold more than 79% in aggregate principal amount of outstanding convertible notes, have agreed to support the restructuring.

Agreement to Tender.  Unless this exchange offer is terminated in accordance with its terms, each holder of convertible notes that executed the lock-up agreement (dated August 31, 2009) has irrevocably agreed to tender in this exchange offer, and not withdraw from this exchange offer, all convertible notes held by or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof so long as:

•	certain economic terms of the restructuring are not altered or amended in a manner adverse to such holder;

•	the consideration (and mix of consideration) being offered in the restructuring is not altered or amended; and

•	certain other terms of the restructuring are not altered or amended in a manner materially adverse to such holder.

Agreement to Support the Term Loan Refinancing.  Each holder of convertible notes that executed the lock-up agreement (dated August 31, 2009) that is also a lender under our existing credit agreement has agreed, contemporaneously with the closing of the restructuring, (1) to support the term loan refinancing by accepting its portion of the repayment contemplated thereby with respect to the term loans and other obligations under our existing credit agreement held by it or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, and (2) with respect to the remaining obligations under our existing credit agreement held by it or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, by executing an amendment to our existing credit agreement in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K (with the completion of items currently blank as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent under our existing credit agreement) so long as:

•	certain economic terms of the restructuring are not altered or amended in a manner adverse to such holder;

•	the consideration (and mix of consideration) being offered in the restructuring is not altered or amended; and

•	certain other terms of the restructuring are not altered or amended in a manner materially adverse to such holder.

Agreement to Vote.  So long as the prepackaged plan attached hereto as Annex A is not altered or amended and such holder has received this prospectus/disclosure statement and related documents in compliance with the Bankruptcy Code, each holder of convertible notes that executed the lock-up agreement (dated August 31, 2009) has agreed to vote (and not change or revoke such vote) all convertible notes and all obligations under our existing credit agreement held by it or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote thereof, to accept the prepackaged plan.

Additional Agreements of the Lock-Up Agreement (dated August 31, 2009) Parties; Agreement with Respect to Other Transactions.  Each holder of convertible notes that executed the lock-up agreement (dated August 31, 2009) has agreed that, from and after August 31, 2009:

•	it will not solicit, support or encourage any other plan, proposal or offer of reorganization, merger, restructuring or recapitalization or otherwise delay or impede the consummation of the restructuring; and

•	it will not:

•	object to, or otherwise commence any proceeding opposing, any of the terms of the transactions contemplated by the restructuring;

•	take any action, including, but not limited to, objecting to the prepackaged plan, which is inconsistent with, or that would delay approval, consummation or confirmation of any of the transactions contemplated by the restructuring; or

•	take any action that would make any representation or warranty of such holder untrue or incorrect in any material respect, or have the effect of preventing or disabling such holder from performing its obligations hereunder in any material respect.

Restrictions on Transfer of Convertible Notes and Term Loans.  Each holder of convertible notes that executed the lock-up agreement (dated August 31, 2009) has agreed, from and after the date of the lock-up agreement (dated August 31, 2009), not to directly or indirectly transfer or dispose of or enter into an agreement or arrangement to transfer or dispose of (other than ordinary course pledges in a prime brokerage account) any convertible note or term loans under our existing credit agreement or interest therein other than a transfer that does not require registration under the Securities Act and in accordance with the terms of our existing credit agreement and the convertible notes indenture, as applicable, to (1) a transferee that is already a party to the lock-up agreement (dated August 31, 2009) or any of such person’s or entity’s affiliates or (2) a transferee that represents that it is a “Qualified Institutional Buyer” within the meaning of Rule 144A promulgated under the Securities Act.

Unless a transfer is being made to a person or party that is already a party to the lock-up agreement (dated August 31, 2009), such transfer must be pursuant to a privately negotiated transaction and the transferee must execute and deliver to the Company a joinder agreement pursuant to which the transferee agrees to be bound by the terms of the lock-up agreement (dated August 31, 2009).

A holder of convertible notes that executed the lock-up agreement (dated August 31, 2009) may acquire additional convertible notes or term loans under our existing credit agreement so long as such convertible notes or term loans become subject to the terms the lock-up agreement (dated August 31, 2009).

Registration Rights.  Unless the shares of common stock issuable in respect of the convertible notes subject to the lock-up agreement (dated August 31, 2009) are registered (which they will be upon the effectiveness of the registration statement of which this prospectus/disclosure statement forms a part), we have agreed to enter into a registration rights agreement containing customary indemnification provisions for selling stockholders that will provide registration rights to the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009) in the event that the restructuring is accomplished through the recapitalization plan or, if the restructuring is accomplished through the prepackaged plan and the common stock received by them is not freely tradable pursuant to the provisions of section 1145 of the Bankruptcy Code. We will be obligated, under such registration statement, if any, subject to customary blackout periods in connection with earnings releases and material corporate developments:

•	to file with the SEC a shelf registration statement no later than five business days following the closing of the restructuring covering resales of the common stock received by each such holder on a delayed or continuous basis; and

•	to use our best efforts to maintain the effectiveness of such registration until the earlier of (a) six months after the closing of the restructuring and (b) the date on which all such common stock held by the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009) can be resold pursuant to Rule 144 of the Securities Act without limitation as to volume or compliance with any manner of sale requirements.

However, if, during the six months after the completion of the restructuring, there is not “adequate current public information” with respect to the Company for purposes of resales of common stock under Rule 144(c) under the Securities Act, then we will use our best efforts to maintain the effectiveness of the registration until the earlier of (a) 12 months after the closing of the restructuring and (b) the date on which all such common stock held by the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009) can be resold pursuant to Rule 144 of the Securities Act without limitation as to volume or compliance with any manner of sale requirements.

Covenants of the Company.  Pursuant to the lock-up agreement (dated August 31, 2009), we have agreed that we will not, among other things:

•	publish or disclose the identity of any of the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009) without such holder’s consent (except the Company may disclose the aggregate amount of convertible notes and/or existing term loans held by such holders without reference to the convertible notes and/or term loans held by any such individual holder and the nature of such holder’s obligations under the lock-up agreement (dated August 31, 2009), subject to the right of such holder to review and comment on any such disclosure prior to publication, disclosure or filing); or

•	enter into any agreement or other arrangement with any holder of convertible notes or term loans under our existing credit agreement with respect to or relating in any way to the restructuring if such agreement or other arrangement contains any term or provision relating to the consideration in respect of such convertible notes or term loans (including any agreement to pay any fee or other consideration (whether or not in cash), and any conditions relating to such payments) that is more favorable to such holder than those contained in agreements and arrangements with the lock-up agreement (dated August 31, 2009) parties without also providing such term, provision or condition for the benefit of the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009).

Agreements Related to our Board of Directors.  Pursuant to the lock-up agreement (dated August 31, 2009), we have agreed that the directors who are members of our board of directors effective as of the closing of the restructuring will include two directors, who are independent from both the Company, on the one hand, and the CD&R Fund and its affiliates, on the other hand, who are unaffiliated shareholder directors (as described in “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related Matters”).

We have also agreed that for so long as the lock-up agreement (dated August 31, 2009) is in effect and there has been no material breach by the holders that executed the lock-up agreement (dated August 31, 2009):

•	holders of convertible notes representing at least a majority of the outstanding convertible notes may submit proposed persons to serve as the initial unaffiliated shareholder directors, and the Company will consider in good faith any such proposed persons;

•	prior to the appointment of the initial unaffiliated shareholder directors, the Company will provide notice prior to the closing of the restructuring of the Company’s proposed initial unaffiliated shareholder directors; and

•	in the event that holders of convertible notes representing at least a majority of the outstanding convertible notes provide written notice to the Company within seven business days that they object to the proposed initial unaffiliated shareholder directors, the Company will propose (and, if necessary, continue to propose) alternative initial unaffiliated shareholder directors so that at least one of the two initial unaffiliated shareholder directors is acceptable to holders of convertible notes representing at least a majority of the outstanding convertible notes.

Termination.  The lock-up agreement (dated August 31, 2009) may be terminated by a number of holders of convertible notes that executed the lock-up agreement (dated August 31, 2009) holding not less than two-thirds in aggregate principal amount of all convertible notes held by all holders of convertible notes that executed the lock-up agreement (dated August 31, 2009):

•	if an event occurs that would provide either the Company or the CD&R Fund with the right to terminate the investment agreement under the terms of the investment agreement (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement”);

•	if the Company materially breaches any of our obligations set forth in the lock-up agreement (dated August 31, 2009);

•	if the investment agreement terminates in accordance with its terms (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Termination of the Investment Agreement”);

•	if certain economic terms of the restructuring are altered or amended in a manner adverse to the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009) that are lenders under our existing credit agreement;

•	if the consideration (or mix of consideration) being offered in the restructuring is altered or amended;

•	if certain other terms of the restructuring are altered or amended in a manner materially adverse to the holders of convertible notes that executed the lock-up agreement (dated August 31, 2009);

•	if the minimum tender condition is decreased or is altered or amended, or the amended credit agreement is executed and in effect and, at such time, the amended credit agreement is not binding on all lenders under our existing credit agreement;

•	if an event of default under the convertible notes indenture has occurred and is continuing (other than an event of default resulting from the commencement of a filing with respect to the prepackaged plan); or

•	at any time after 11:59 p.m. on January 15, 2010.

Lock-Up Agreement (dated October 8, 2009)

We entered into a lock-up and voting agreement, dated as of October 8, 2009, which we refer to as the lock-up agreement (dated October 8, 2009), with certain holders of outstanding obligations under our existing credit agreement, pursuant to which such holders have agreed to support the restructuring.

Agreement to Tender.  Unless this exchange offer is terminated in accordance with its terms, each holder of outstanding obligations under our existing credit agreement that holds convertible notes and that executed the lock-up agreement (dated October 8, 2009) has irrevocably agreed to tender in this exchange offer, and not withdraw from this exchange offer, all convertible notes held by or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof so long as:

•	certain economic terms of the restructuring are not altered or amended in a manner adverse to such holder;

•	the consideration (and mix of consideration) being offered in the restructuring is not altered or amended; and

•	certain other terms of the restructuring are not altered or amended in a manner materially adverse to such holder.

Agreement to Support the Term Loan Refinancing.  Each holder of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) has agreed, contemporaneously with the closing of the restructuring, (1) to support the term loan refinancing by accepting its portion of the repayment contemplated thereby with respect to the term loans and other obligations under our existing credit agreement held by it or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, and (2) with respect to the remaining obligations under our existing credit agreement held by it or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, by executing an amendment to our existing credit agreement in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K (with the completion of items currently blank as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent under our existing credit agreement) so long as:

•	certain economic terms of the restructuring are not altered or amended in a manner adverse to such holder;

•	the consideration (and mix of consideration) being offered in the restructuring is not altered or amended; and

•	certain other terms of the restructuring are not altered or amended in a manner materially adverse to such holder.

Each holder of outstanding obligations under our existing credit agreement agreed that all the ancillary financing documents entered into or delivered pursuant to or in connection with any of the transactions contemplated by the Amended Credit Agreement will be in form and substance as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent. However, to the extent draft forms of any such documents have been provided to such holder prior to the execution of the lock-up agreement (dated October 8, 2009), the definitive forms of such documents will not be materially altered from the draft forms so provided in a manner adverse to the holders of outstanding obligations under our existing credit agreement.

Agreement to Vote.  So long as the prepackaged plan attached hereto as Annex A is not altered or amended and such holder has received this prospectus/disclosure statement and related documents in compliance with the Bankruptcy Code, each holder of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) has agreed to vote (and not change or revoke such vote) all convertible notes and all obligations under our existing credit agreement held by it or beneficially owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote thereof, to accept the prepackaged plan.

Additional Agreements of the Lock-Up Agreement (dated October 8, 2009) Parties; Agreement with Respect to Other Transactions.  Each holder of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) has agreed that, from and after October 8, 2009:

•	it will not solicit, support or encourage any other plan, proposal or offer of reorganization, merger, restructuring or recapitalization or otherwise delay or impede the consummation of the restructuring; and

•	it will not:

•	object to, or otherwise commence any proceeding opposing, any of the terms of the transactions contemplated by the restructuring;

•	take any action, including, but not limited to, objecting to the prepackaged plan, which is inconsistent with, or that would delay approval, consummation or confirmation of any of the transactions contemplated by the restructuring; or

•	take any action that would make any representation or warranty of such holder untrue or incorrect in any material respect, or have the effect of preventing or disabling such holder from performing its obligations hereunder in any material respect.

so long as:

•	certain economic terms of the restructuring are not altered or amended in a manner adverse to such holder;

•	the consideration (and mix of consideration) being offered in the restructuring is not altered or amended; and

•	certain other terms of the restructuring are not altered or amended in a manner materially adverse to such holder.

Restrictions on Transfer of Convertible Notes and Term Loans.  Each holder of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) has agreed, from and after the date of the lock-up agreement (dated October 8, 2009), not to directly or indirectly transfer or dispose of or enter into an agreement or arrangement to transfer or dispose of (other than ordinary course pledges in a prime brokerage account) any convertible note or term loans under our existing credit agreement or interest therein other than a transfer that does not require registration under the Securities Act and in accordance with the terms of our existing credit agreement and the convertible notes indenture, as applicable, to (1) a transferee that is already a party to the lock-up agreement (dated October 8, 2009) or any of such person’s or entity’s affiliates, (2) a transferee that is party under the lock-up agreement (dated August 31, 2009) or (3) a transferee that represents that it is a “Qualified Institutional Buyer” within the meaning of Rule 144A promulgated under the Securities Act.

Unless a transfer is being made to a person or party that is already a party to the lock-up agreement (dated August 31, 2009) or lock-up agreement (dated October 8, 2009), such transfer must be pursuant to a privately negotiated transaction and the transferee must execute and deliver to the Company a joinder agreement pursuant to which the transferee agrees to be bound by the terms of the lock-up agreement (dated October 8, 2009).

A holder of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) may acquire additional convertible notes or term loans under our existing credit agreement so long as such convertible notes or term loans become subject to the terms the lock-up agreement (dated October 8, 2009).

Registration Rights.  Unless the shares of common stock issuable in respect of the convertible notes subject to the lock-up agreement (dated October 8, 2009), are registered (which they will be upon the effectiveness of the registration statement of which this prospectus/disclosure statement forms a part), we have agreed to enter into a registration rights agreement containing customary indemnification provisions for selling stockholders that will provide registration rights to the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) in the event that the restructuring is accomplished through the recapitalization plan or, if the restructuring is accomplished through the prepackaged plan and the common stock received by them is not freely tradable pursuant to the provisions of section 1145 of the Bankruptcy Code. We will be obligated, under such registration statement, if any, subject to customary blackout periods in connection with earnings releases and material corporate developments:

•	to file with the SEC a shelf registration statement no later than five business days following the closing of the restructuring covering resales of the common stock received by each such holder on a delayed or continuous basis; and

•	to use our best efforts to maintain the effectiveness of such registration until the earlier of (a) six months after the closing of the restructuring and (b) the date on which all such common stock held by the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) can be resold pursuant to Rule 144 of the Securities Act without limitation as to volume or compliance with any manner of sale requirements.

However, if, during the six months after the completion of the restructuring, there is not “adequate current public information” with respect to the Company for purposes of resales of common stock under Rule 144(c) under the Securities Act, then we will use our best efforts to maintain the effectiveness of the registration until the earlier of (a) 12 months after the closing of the restructuring and (b) the date on which all such common stock held by the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) can be resold pursuant to Rule 144 of the Securities Act without limitation as to volume or compliance with any manner of sale requirements.

Covenants of the Company.  Pursuant to the lock-up agreement (dated October 8, 2009), we have agreed that we will not, among other things:

•	publish or disclose the identity of any of the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009) without such holder’s consent (except the Company may disclose the aggregate amount of convertible notes and/or existing term loans held by such holders without reference to the convertible notes and/or term loans held by any such individual holder and the nature of such holder’s obligations under the lock-up agreement (dated October 8, 2009), subject to the right of such holder to review and comment on any such disclosure prior to publication, disclosure or filing); or

•	enter into any agreement or other arrangement with any holder of convertible notes or term loans under our existing credit agreement with respect to or relating in any way to the restructuring if such agreement or other arrangement contains any term or provision relating to the consideration in respect of such convertible notes or term loans (including any agreement to pay any fee or other consideration (whether or not in cash), and any conditions relating to such payments) that is more favorable to such holder than those contained in agreements and arrangements with the lock-up agreement (dated October 8, 2009) parties without also providing such term, provision or condition for the benefit of the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009).

Agreements Related to our Board of Directors.  Pursuant to the lock-up agreement (dated October 8, 2009), we have agreed that the directors who are members of our board of directors effective as of the closing of the restructuring will include two directors, who are independent from both the Company, on the one hand, and the CD&R Fund and its affiliates, on the other hand, who are unaffiliated shareholder directors (as described in “The Restructuring — Description of the CD&R Investment — The Stockholders Agreement — Board Representation and Other Related Matters”).

We have also agreed that for so long as the lock-up agreement (dated October 8, 2009) is in effect and there has been no material breach by the holders that executed the lock-up agreement (dated October 8, 2009):

•	holders of convertible notes representing at least a majority of the outstanding convertible notes may submit proposed persons to serve as the initial unaffiliated shareholder directors, and the Company will consider in good faith any such proposed persons;

•	prior to the appointment of the initial unaffiliated shareholder directors, the Company will provide notice prior to the closing of the restructuring of the Company’s proposed initial unaffiliated shareholder directors; and

•	in the event that holders of convertible notes representing at least a majority of the outstanding convertible notes provide written notice to the Company within seven business days that they object to the proposed initial unaffiliated shareholder directors, the Company will propose (and, if necessary, continue to propose) alternative initial unaffiliated shareholder directors so that at least one of the two initial unaffiliated shareholder directors is acceptable to holders of convertible notes representing at least a majority of the outstanding convertible notes.

Agreement Related to Consent Fee.  Pursuant to the lock-up agreement (dated October 8, 2009), we have agreed that each holder of outstanding obligations under our existing credit agreement that, prior to the filing of the bankruptcy proceeding contemplated by the prepackaged plan, if applicable, executes an amendment and restatement of the existing credit agreement substantially in the form of the form of amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K to give effect to the term loan refinancing will receive a consent fee equal to 2.0% of the aggregate principal amount of term loans held by such lender prior to giving effect to such term loan refinancing.

Termination.  The lock-up agreement (dated October 8, 2009) may be terminated by a number of holders of convertible notes that executed the lock-up agreement (dated October 8, 2009) holding not less than two-thirds in aggregate principal amount of all convertible notes and obligations under our existing credit agreement held by all holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009):

•	if an event occurs that would provide either the Company or the CD&R Fund with the right to terminate the investment agreement under the terms of the investment agreement (see “The Restructuring — Description of the CD&R Investment — The Investment Agreement — Termination of the Investment Agreement”);

•	if the Company materially breaches any of our obligations set forth in the lock-up agreement (dated October 8, 2009);

•	if the investment agreement terminates in accordance with its terms (see “The Restructuring — Description of the CD&R Investment — The Investment Agreement — Termination of the Investment Agreement”);

•	if certain economic terms of the restructuring are altered or amended in a manner adverse to the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009);

•	if the consideration (or mix of consideration) being offered in the restructuring is altered or amended;

•	if certain other terms of the restructuring are altered or amended in a manner materially adverse to the holders of outstanding obligations under our existing credit agreement that executed the lock-up agreement (dated October 8, 2009);

•	if the minimum tender condition is decreased or is altered or amended, or the amended credit agreement is executed and in effect and, at such time, the amended credit agreement is not binding on all lenders under our existing credit agreement;

•	if an event of default under the convertible notes indenture has occurred and is continuing (other than an event of default resulting from the commencement of a filing with respect to the prepackaged plan); or

•	at any time after 11:59 p.m. on January 15, 2010.

ACCOUNTING TREATMENT

Accounting for Induced Conversion Charge and Settlement Gain Related to Convertible Notes

We expect to record the net result of the induced conversion charge (reflected in accordance with SFAS 84, “Induced Conversions of Convertible Debt an amendment of APB Opinion No. 26”) and the gain on settlement of a convertible instrument related to this exchange offer (reflected in accordance with EITF03-07, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19)”) as a debt extinguishment charge of approximately $93.2 million. SFAS 84, “Induced Conversions of Convertible Debt an amendment of APB Opinion No. 26,” requires us to recognize an expense equal to the fair value of all securities or other consideration transferred in the exchange of the convertible notes in excess of the fair value of securities issuable pursuant to the original conversion terms. In accordance with the original conversion terms of the convertible notes, the expected fair value of common stock issuable upon conversion is approximately $273.2 million (based on a $2.61 closing stock price for common stock as of September 4, 2009) as compared to the expected fair value of common stock issuable pursuant to this exchange offer of approximately $11.7 million. This would result in an expected induced conversion charge of approximately $261.5 million. EITF03-07, “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19),” requires us to account for the settlement of the convertible notes as a debt extinguishment. When extinguishment accounting is required, the reacquisition price of the debt would include the cash payment for the accreted value of the debt and the fair value of the equity instruments issued to settle the conversion spread. The original conversion rate is 24.9121 shares per $1,000 of principal and the exchange of the convertible notes results in 390 shares per $1,000 of principal. The change in conversion rate based on a $2.61 closing stock price for common stock as of September 4, 2009 is expected to results in a gain on settlement of $168.3 million.

Accounting for the Issuance of the Series B Convertible Preferred Stock

In accordance with Statement of Financial Accounting SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” the Company expects to classify the Series B convertible preferred stock as an equity host contract. We expect that certain dividend related features of the Series B convertible preferred stock that are not clearly and closely related to an equity host contract will be bifurcated and be recognized at fair value. At the closing of the recapitalization plan, we expect to record a derivative liability of approximately $7.5 million ($4.6 million net of tax) related to the issuance of the Series B convertible preferred stock. This amount is estimated based on the probability that we would be required to pay dividends at an increased rate due to the occurrence of a default. For a description of the designations, preferences and rights of the Series B convertible preferred stock, see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Certain Terms of the Series B convertible preferred stock.”

In accordance with Emerging Issues Task Force, EITF Issue 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue 00-27, “Application of Issue 98-5 to Certain Convertible Instruments,” the Company expects to recognize approximately $10.4 million in intrinsic value of the beneficial conversion feature related to the Series B convertible preferred stock shares (that is, the difference between the conversion price and the fair value of the common stock into which the Series B convertible preferred stock is convertible, multiplied by the number of shares into which the Series B convertible preferred stock is convertible) at the closing of the recapitalization plan. This amount representing the intrinsic value of the beneficial conversion feature related to the Series B convertible preferred stock is calculated based on (1) the number of shares of Series B convertible preferred stock that would be immediately convertible into common stock at the closing of the recapitalization plan, which is approximately 7.8 million and (2) the value of such shares of common stock upon conversion based on the closing stock price for common stock of $2.61 per share as of September 4, 2009 less the equivalent conversion price of $1.2748 per share.

At the closing of the recapitalization plan, due to the contingency related to the number of authorized common shares, we expect to record the Series B convertible preferred stock on our balance sheet at $212.6 million, which is calculated based on the proceeds from the CD&R Fund from the CD&R investment less the fair value of the embedded derivative liability, net of tax, described above and the reimbursement or payment of transaction costs related to the recapitalization plan, including amounts due to the CD&R Fund.

Under the stockholders agreement, we are required to use our best efforts to obtain necessary approvals to increase the number of authorized shares of common stock. Upon receipt of such approvals, we expect to recognize an additional $259.7 million in intrinsic value of the remaining contingent beneficial conversion feature.

Accounting for Accelerated Vesting of Shares Issued under the 2003 Long-Term Stock Incentive Plan

In accordance with SFAS 123(R), “Share-Based Payment,” the Company recognizes compensation costs related to the 2003 Long-Term Stock Incentive Plan by amortizing the fair value of shares valued on the date of grant over the expected service period related to each stock grant. The shares granted under this program vest ratably over the service period which is typically over a four-year period. The shares granted under this program automatically vest upon a contractually defined change of control. As a result of the recapitalization plan, most of the shares are expected to fully vest resulting in the recognition of approximately $9.6 million accelerated compensation costs. In addition, the Company expects to have a tax deduction that is less than the accelerated compensation costs, thus resulting in an elimination of the deferred tax asset related to stock compensation and a reduction in the APIC pool of approximately $6.0 million.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been presented to give effect to and show the pro forma impact of the transactions contemplated by the recapitalization plan, which include (1) this exchange offer, (2) the CD&R investment, (3) the term loan refinancing and (4) the ABL financing, on NCI’s balance sheet as of August 2, 2009, and also describes the impact of the recapitalization plan on NCI’s earnings for the fiscal year ended November 2, 2008 and the nine months ended August 2, 2009. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transactions contemplated by the recapitalization plan occurred at the beginning of the periods presented, nor is it indicative of our future financial position or results of operations. The unaudited pro forma financial information presented in this prospectus/disclosure statement does not give effect to the pro forma impact of the transactions contemplated by the prepackaged plan. The filing of a prepackaged plan would result in the application of restart accounting which could significantly change to recorded value of asset, liabilities and stockholders equity.

The unaudited pro forma adjustments were prepared based on the assumptions we believe are reasonable. The unaudited pro forma condensed consolidated balance sheet as of August 2, 2009, gives effect to the recapitalization plan as if it had occurred on August 2, 2009. The unaudited pro forma condensed consolidated statements of operations for the year ended November 2, 2008, and the nine months ended August 2, 2009, give effect to the recapitalization plan as if it had occurred on October 29, 2007.

Due to the fact that the transactions contemplated by the recapitalization plan have not yet been completed, except as indicated, the selected unaudited pro forma financial information assumes that:

•	100% of the convertible notes are exchanged for a combination of $500 in cash and 390 shares of common stock for each $1,000 principal amount of the convertible notes and accrued and unpaid interest thereon;

•	the conversion price of the Series B convertible preferred stock to be issued in the CD&R investment is $1.27 per share of common stock;

•	the restructuring is effected through the consummation of the recapitalization plan as opposed to the prepackaged plan;

•	the assumed market price for common stock for all computations is $2.61 per share, which was the closing stock price on September 4, 2009; and

•	the fair market value of the derivative liability related to default dividend rates is expected to be $7.5 million in all periods.

If (1) the consideration offered in this exchange offer change, (2) the conversion price of the Series B convertible preferred stock change (see “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock—Convertibility and Anti-Dilution Adjustments”) and/or (3) we are required to file the prepackaged plan (see “The Prepackaged Plan”), the unaudited pro forma adjustments could be materially different. These adjustments could result in significant differences in the estimates for the embedded derivative liability of the Series B convertible preferred stock, the estimated beneficial conversion feature of the Series B convertible preferred stock, and the estimated debt extinguishment cost of the convertible notes. See “Accounting Treatment—Accounting for the Issuance of the Series B Convertible Preferred Stock.”

The selected unaudited pro forma financial information has been derived from our consolidated financial statements for the fiscal year ended in 2008, which are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009, and our consolidated financial statements for the quarterly period ended May 3, 2009, which are included in our quarterly report on Form 10-Q, each of which is incorporated herein by reference and should be read in conjunction with the sections of this prospectus/disclosure statement titled “Selected Consolidated Financial and Other Data.” Our financial statements and schedules included in this prospectus/disclosure statement have been prepared on the assumption that we have the ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF AUGUST 2, 2009
(In thousands)

	Historical	Net Adjustment		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$105,376	$(45,112	)(A)	$60,264
Restricted cash	13,224	—		13,224
Accounts receivable, net	80,701	—		80,701
Inventories, net	75,925	—		75,925
Deferred income taxes	23,585	(4,063	)(B)	19,522
Income tax receivable	23,731	—		23,731
Investments in debt and equity securities, at market	5,583	—		5,583
Prepaid expenses and other	20,172	(5,302	)(C)	14,870

Total current assets	348,297	(54,477)		293,820
Property, plant and equipment, net	240,727	—		240,727
Goodwill	5,200	—		5,200
Intangible assets, net	28,885	—		28,885
Other assets, net	4,526	13,933	(D)	18,459

Total assets	$627,635	$(40,544)		$587,091

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$473,710	$(473,290	)(E)	$420
Note payable	962	—		962
Accounts payable	68,144	—		68,144
Accrued compensation and benefits	35,037	—		35,037
Accrued interest	1,456	—		1,456
Other accrued expenses	44,921	(4,295	)(F)	40,626

Total current liabilities	624,230	(477,585)		146,645

Long-term debt	—	150,000	(G)	150,000
Deferred income taxes	21,626	(1,700	)(H)	19,926
Other long-term liabilities	—	7,500	(I)	7,500

Total long-term liabilities	21,626	155,800		177,426

Series B convertible preferred stock	—	212,579	(J)	212,579

Stockholders’ equity (deficit):
Series A Preferred stock	—	—		—
Common stock	227	702	(K)	929
Additional paid-in capital	203,401	177,510	(L)	380,911
Retained earnings (deficit)	(103,882)	(111,442	)(M)	(215,324)
Accumulated other comprehensive income (loss)	(917)	1,892	(N)	975
Treasury stock, at cost	(117,050)	—		(117,050)

Total stockholders’ equity (deficit)	(18,221)	68,662		50,441

Total liabilities and stockholders’ equity (deficit)	$627,635	$(40,544)		$587,091

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

(In thousands)

(A)	Adjustments to cash and cash equivalents are as follows:
	Proceeds from issuance of the Series B convertible preferred stock	$250,000
	Payments to redeem convertible notes	(90,000)
	Payments to reduce our existing credit facility	(143,290)
	Change of control payments related to retirement plans	(3,861)
	Payment to CD&R of the deal fee pursuant to the measurement agreement	(8,250)
	Payment to the CD&R Fund for estimated reimbursement of transaction costs of the recapitalization plan, including legal and financial advisory fees	(14,500)
	Payment of remaining unpaid and estimated transaction costs of the recapitalization plan, including legal and financial advisory fees	(35,211)

	Total	$(45,112)
(B)	To record impact of accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan	$(4,063)
(C)	Balance sheet reclassification of previously paid transaction costs from other current assets to long-term debt issuance cost and equity raising costs, as applicable	(5,302)
(D)	Adjustments to other assets are as follows:
	Write-off of unamortized debt issuance costs of the convertible notes	$(3,539)
	Record additional debt issuance costs paid or to be paid to lenders under our existing credit facility	8,770
	Record debt issuance costs related to $125 million revolving credit facility under the ABL agreement	8,702

	Total	$13,933
(E)	Balance sheet reclassification of convertible notes and term loan from current to long-term liabilities prior to reflecting pro forma adjustments of the recapitalization plan	(473,290)
(F)	Adjustments to other accrued expenses are as follows:
	Change of control payments related to retirement plans	(3,861)
	Current tax payable caused by the accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan	(434)

	Total	(4,295)
(G)	Adjustments to long-term debt are as follows:
	Balance sheet reclassification of convertible notes and term loan from current to long- term liabilities prior to reflecting pro forma adjustments of the recapitalization plan	$473,290
	Repayment of convertible notes with cash and common stock	(180,000)
	Payments to reduce term loans	(143,290)

	Total	$150,000
(H)	Adjustments to deferred tax liabilities are as follows:
	Record deferred tax asset related to derivative liability	$(2,880)
	Reduce non-current deferred income taxes related to the reclassification of accumulated other comprehensive loss of interest rate swap into earnings	1,180

	Total	(1,700)
(I)	Record derivative liability related to default dividends rates in the Series B convertible preferred stock	$7,500
(J)	Adjustments to Series B convertible preferred stock are as follows:
	Face value of Series B convertible preferred stock	$250,000

	Transaction costs to be paid to CD&R	(8,250)
	Transaction costs paid and to be paid to non-investors	$(24,551)
	Record derivative liability related to default dividends rates, net of tax	(4,620)

	Total	$212,579
(K)	Par value of common stock issued to pay a portion of the convertible notes	702

(L)	Adjustments to additional paid-in capital are as follows:
	Paid-in capital of common stock issued to pay a portion of the convertible notes	182,520
	To record impact of the accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan, net of income taxes	2,298
	Record equity transaction costs related to stock issued to pay a portion of the convertible notes	(7,308)

	Total	$177,510
(M)	Adjustments to retained earnings (deficit) are as follows:
	To record compensation expense related to accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan	(5,926)
	Debt settlement costs of the convertible notes	(93,221)
	Reclassification of accumulated other comprehensive loss of interest rate swap into earnings	(3,072)
	Write-off of unamortized debt issuance costs of the convertible notes	(3,539)
	Expense debt issuance costs paid or to be paid to non-creditors on the term loan	(5,684)

	Total	$(111,442)
(N)	Reclassification of accumulated other comprehensive loss of interest rate swap into earnings	1,892

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED AUGUST 2, 2009
(In thousands, except per share data)

	Historical	Net Adjustment		Pro Forma

Sales	$723,522	—		$723,522
Cost of sales	568,773	(399	)(O)	568,374
Lower of cost or market	39,986	—		39,986
Asset impairment	5,944	—		5,944

Gross profit	108,819	399		109,218
Selling, general and administrative expenses	158,564	(3,156	)(O)	155,408
Goodwill and other intangible asset impairments	622,564	—		622,564
Restructuring charge	7,488	—		7,488

Income (loss) from operations	(679,797)	3,555		(676,242)
Interest income	360	—		360
Interest expense	(13,029)	(2,326	)(P)	(15,355)
Other income, net	757	—		757

Income (loss) before income taxes	(691,709)	1,229		(690,480)
Benefit for income taxes	(46,863)	(766	)(Q)	(47,629)

Net income (loss)	(644,846)	1,995		(642,851)

Dividends and accretion on Series B convertible preferred stock	—	28,898	(R)	28,898

Net income (loss) available to common stockholders	(644,846)	(26,903)		(671,749)

Earnings (loss) per share:
Basic	(33.12)			(2.15)

Diluted	(33.12)			(2.15)

Weighted average shares outstanding:
Basic	19,468	70,534	(S)	90,002
Diluted	19,468	70,534	(T)	90,002

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 2, 2008
(In thousands, except per share data)

	Historical	Net Adjustment		Pro Forma

Sales	$1,764,159	$—		$1,764,159
Cost of sales	1,325,624	(992	)(O)	1,324,632

Gross profit	438,535	992		439,527
Selling, general and administrative expenses	283,825	(8,201	)(O)	275,624

Income from operations	154,710	9,193		163,903
Interest income	1,085	—		1,085
Interest expense	(23,535)	3,744	(P)	(19,791)
Other (expense) income, net	(1,880)	—		(1,880)

Income before income taxes	130,380	12,937		143,317
Provision for income taxes	51,499	3,418	(Q)	54,917

Net income	78,881	9,519		88,400
Dividends and accretion on Series B convertible preferred stock	—	35,119	(R)	35,119

Net income available to common stockholders	$78,881	$(25,600)		$53,281
Earnings per share:
Basic	$4.08	—		$0.18
Diluted	$4.05	—		$0.18
Weighted average shares outstanding:
Basic	19,332	70,534	(S)	89,866
Diluted	19,486	70,380	(T)	89,866

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
(In thousands)

		Fiscal Nine Months	Fiscal Year Ended
		Ended August 2, 2009	November 2, 2008

(O)	To remove the impact of the amortization of stock compensation expense related to shares issued under the 2003 Long-Term Stock Incentive Plan
(P)	Adjustments to interest expense are as follows:
	To remove interest related to the convertible notes	$3,049	$3,804
	To remove interest related to the term loan prior to the amendment to our existing credit agreement	6,286	15,491
	To remove previously recorded amortization of debt issuance costs on the convertible notes	174	230
	To record interest expense related to the term loan after the amendment to our existing credit agreement (assuming 8.0% interest)	(9,000)	(12,000)
	To record amortization of debt issuance cost related to the term loan and $125 million revolving credit facility under the ABL agreement (amortized over 5 year contract term)	(2,835)	(3,781)

	Total	$(2,326)	$3,744
(Q)	To reflect income tax impact of items (N) and (O)	(766)	3,418
(R)	To record the cumulative dividend accrual of the Series B convertible preferred stock with the assumption that dividends will be paid in kind or the stated 12% rate and accretion	28,898	35,119
(S)	Adjustments to basic weighted average shares outstanding are as follows:
	Common stock issued to pay a portion of the convertible notes	70,200	70,200
	Common stock issued related to the accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan, net of income taxes	334	334

	Total	70,534	70,534
(T)	Adjustments to diluted weighted average shares outstanding are as follows:
	Common stock issued to pay a portion of the convertible notes	70,200	70,200
	Common stock issued related to the accelerated vesting of shares issued under the 2003 Long-Term Stock Incentive Plan, net of income taxes	334	334
	Effect of use of two class method	—	(154)

	Total	70,534	70,380

The impact of the potential conversion of the Series B convertible preferred stock would be anti-dilutive and thus did not impact the diluted weighted average shares outstanding. If fully converted, the Series B convertible preferred stock would result in an additional 196,109,194 shares of common stock outstanding.

SOURCE AND USE OF PROCEEDS

The Exchange Offer

We will not receive any cash proceeds from this exchange offer. We will pay all fees and expenses related to this exchange offer and to the solicitation of acceptances to the prepackaged plan, other than any commissions or concessions of any broker or dealer. Excluding fees and expenses related to the CD&R Investment and the other transactions contemplated by that agreement separate from the exchange offer and this consent solicitation, we expect that we will incur fees and expenses of approximately $7.3 million, based on estimated legal, accounting, exchange agent, voting agent, dealer-manager, trustee, printing and other expenses associated with this exchange offer and the solicitation of acceptances to the prepackaged plan.

The convertible notes that are validly tendered and exchanged pursuant to this exchange offer will be retired and canceled.

The Restructuring

The sources and uses of funds for the overall restructuring transaction are shown in the table below. For more information, see “Unaudited Pro Forma Financial Information.”

Sources of Funds:		Uses of Funds:
		(In millions)

Cash and other sources	$45.1	Convertible notes(2)	$90.0
Series B convertible preferred stock(1)	250.0	Term loan(3)	143.3
		Change of control payments(4)	3.8
		CD&R deal fee(5)	8.3
		CD&R Fund reimbursement of transaction costs(6)	14.5
		Payment of remaining unpaid and estimated transaction costs(7)	35.2

Total sources of funds	$295.1	Total uses of funds	$295.1

(1)	The proceeds from issuance of convertible preferred stock.

(2)	Payments to redeem convertible notes.

(3)	Payments to reduce existing term loan.

(4)	Change of control payments related to retirement plans.

(5)	Payment to CD&R for the deal fee of the recapitalization plan.

(6)	Payment to the CD&R Fund for estimated reimbursement of transaction costs of the recapitalization plan including legal and financial advisory fees.

(7)	Payment of remaining unpaid and estimated transaction costs of the recapitalization plan including deal, legal and financial advisory fees.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is a critical component to completing the restructuring through the recapitalization plan (see “The Restructuring—Overview”). Under the recapitalization plan, we are proposing to effect:

•	the CD&R investment through a private placement of the Series B convertible preferred stock pursuant to the investment agreement (see “The Restructuring—Description of the CD&R Investment”);

•	the retirement of the convertible notes, including the retirement of at least 95% of the convertible notes through this exchange offer to acquire any and all of the convertible notes in exchange for cash and shares of our common stock;

•	the term loan refinancing through the repayment of approximately $143.3 million of the $293.3 million in principal amount of term loans outstanding under our existing credit facility and a modification of the terms and maturity of the $150.0 million balance by amending our existing credit agreement (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The Term Loan Refinancing”); and

•	the ABL financing through our entry into an ABL agreement for a $125.0 million asset-based revolving credit facility (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—The ABL Financing”).

Terms of the Exchange Offer

We are offering to acquire any and all convertible notes in exchange for cash and shares of common stock in accordance with the terms and subject to the conditions set forth in this prospectus/disclosure statement and in the letter of transmittal. You may tender your convertible notes for exchange by following the procedures described under the heading “—Procedures for Tendering Convertible Notes” below.

For each $1,000 principal amount of convertible notes that you tender and that we accept in this exchange offer, you will, upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and the letter of transmittal, receive $500 in cash and 390 shares of common stock. The cash payment and the shares of common stock to be issued in this exchange offer will be in full satisfaction of the principal amount of, and any accrued but unpaid interest through the consummation of this exchange offer on, the convertible notes so tendered and accepted.

Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus/disclosure statement will not, subject to limited exceptions, be distributed outside the United States and is not an offer to sell or exchange and it is not a solicitation of an offer to buy securities in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made into those countries and often impose stringent requirements about the form and content of offers made to the general public. We have not taken any action in any jurisdiction to facilitate a public offer of securities outside the United States or to facilitate the distribution of this prospectus/disclosure statement outside of the United States. This prospectus/disclosure statement does not constitute an invitation to participate in this exchange offer in any jurisdiction in which it is unlawful to make such invitation under applicable securities laws. The distribution of this prospectus/disclosure statement in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus/disclosure statement comes are required by each of the Company and the dealer-manager to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction other than the United States by the Company or the dealer-manager in relation to this exchange offer described herein that would permit a public offering of securities. Non-U.S. holders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the convertible notes that may apply in their home countries. We and the dealer-manager cannot provide any assurance about whether such limitations may exist. In those jurisdictions where the securities, blue sky or other laws require this exchange offer to be made by a licensed broker or dealer and the dealer-manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, this exchange offer shall be deemed to be made by the dealer-manager or such affiliate (as the case may be) on our behalf in such jurisdictions.

Financing of the Exchange Offer; Pro Forma Ownership

Assuming that 100% of the convertible notes are tendered and accepted in this exchange offer, approximately $90.0 million would be required to pay the cash consideration for all of the convertible notes. In addition, assuming that we complete the recapitalization plan and that 100% of the convertible notes are tendered and accepted in this exchange offer, based on the number of shares of common stock authorized, issued and outstanding as of September 4, 2009, at the closing of, after giving effect to, the recapitalization plan:

•	holders of convertible notes would receive 70,200,000 shares of common stock, or approximately 24.5% of our voting power;

•	the CD&R Fund would receive 250,000 shares of Series B convertible preferred stock convertible into 196,109,194 shares of common stock based on the initial conversion price (assuming that we have sufficient authorized but unissued shares to permit such conversion, which, after giving effect to the restructuring, we do not expect to have (see “Summary—The Restructuring—CD&R Investment”)), or approximately 68.5% of our voting power; and

•	our current stockholders would continue to hold approximately 19,981,585 shares of common stock, or approximately 7.0% of our voting power.

We contemplate that a portion of the proceeds from the CD&R investment will be used to fund the aggregate cash payment in this exchange offer. If we are unable to consummate the CD&R investment, we will not consummate this exchange offer.

Exchange Offer Expiration Date

The expiration date for this exchange offer is 11:59 p.m. on October 19, 2009, unless we extend this exchange offer. We may extend this expiration date for any reason, subject to applicable laws and our obligations under the investment agreement. The last date on which tenders will be accepted, whether on October 19, 2009 or any later date to which this exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

Subject to applicable laws and our obligations under the investment agreement, we expressly reserve the right, in our sole discretion, for any reason, to:

•	delay the acceptance of the convertible notes tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of the convertible notes, provided that in any event we will promptly pay the cash consideration and issue the shares of common stock in this exchange offer or return tendered convertible notes after expiration or withdrawal of this exchange offer;

•	extend the time period during which this exchange offer is open, by giving notice of an extension to the holders of convertible notes in the manner described below, during which extension all convertible notes previously tendered and not withdrawn will remain subject to this exchange offer;

•	waive (to the extent waivable by us) or amend any of the terms or conditions of this exchange offer; and/or

•	terminate this exchange offer, as described under “—Conditions to Completion of the Exchange Offer” below.

If we consider an amendment to this exchange offer to be material, or if we waive a material condition of this exchange offer, we will promptly disclose the amendment or waiver in a prospectus/disclosure statement supplement or post-effective amendment, as appropriate, and extend this exchange offer to the extent required by applicable law.

If:

•	we increase or decrease the price to be paid for convertible notes or decrease the percentage of convertible notes being sought in this exchange offer; and

•	this exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to holders of convertible notes in the manner described below, this exchange offer will be extended until the expiration of such ten business day period. Rules and certain related releases and interpretations of the SEC provide further that the minimum period during which this exchange offer must remain open following material changes in the terms of this exchange offer or information concerning this exchange offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

We will promptly give notice of any extension, amendment, non-acceptance or termination of this exchange offer to holders of convertible notes. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the expiration date. In the case of an amendment to any of the terms or conditions of this exchange offer, we will issue a press release or other public announcement.

Under the investment agreement, we are prohibited from waiving any condition to this exchange offer or making any changes to the terms and conditions to this exchange offer without the prior written consent of the CD&R Fund. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—The Exchange Offer; Solicitation of Acceptances of the Prepackaged Plan.”

We may extend this exchange offer beyond the initial expiration date without the prior consent of the CD&R Fund for a period of not more than ten business days, if, at such date, any of the conditions to this exchange offer have not been satisfied or, with the prior written consent of the CD&R Fund, waived and, subject to the termination of the investment agreement, we are required to extend this exchange offer if it expires before the registration statement which includes this prospectus/disclosure statement is declared effective.

Procedures for Tendering Convertible Notes

Your tender of convertible notes to us and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and in the letter of transmittal.

What to Submit and How

If you, as a holder of convertible notes, wish to tender your convertible notes for exchange in this exchange offer, you must transmit the following prior to 11:59 p.m. on the expiration date to the exchange agent:

•	if convertible notes are tendered in accordance with the book-entry procedures described under “—Book-Entry Transfer” below, an agent’s message, which means a message, transmitted through ATOP by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgement that the tendering holder has received, and agrees to be bound by, makes each of the representations and warranties contained in, the letter of transmittal and that we may enforce the letter of transmittal against such holder; or

•	a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the exchange agent at its address on the back cover of this prospectus/disclosure statement, including all other documents required by the letter of transmittal.

In addition, prior to 11:59 p.m. on the expiration date:

•	a timely book-entry confirmation, which means a confirmation of a book-entry transfer of convertible notes into the exchange agent’s account at DTC using the procedure for book-entry transfer described under “—Book-Entry Transfer,” along with an agent’s message or a letter of transmittal, must be received by the exchange agent; or

•	certificates for convertible notes, if any, must be received by the exchange agent along with the letter of transmittal.

The method of delivery of convertible notes, letters of transmittal and all other required documentation, including delivery of convertible notes through DTC and transmission of an agent’s messages through DTC’s ATOP, is at your election and risk. Delivery will be deemed made when actually received by the exchange agent. Delivery of documents or electronic instructions to DTC in accordance with its procedures does not constitute delivery to the exchange agent. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. Holders tendering convertible notes or transmitting agent’s messages through DTC’s ATOP must allow sufficient time for completion of the ATOP procedures during DTC’s normal business hours. No convertible notes, agent’s messages, letters of transmittal or any other required documentation should be sent to the Company.

How to Sign Your Letter of Transmittal and Other Documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the convertible notes being surrendered for exchange are tendered:

•	by a registered holder of the convertible notes or by a participant in DTC whose name is shown on a security position listing as the owner of the convertible notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another eligible institution within the meaning of Rule 17Ad-15 under the Securities Act.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of convertible notes, the convertible notes must be endorsed or accompanied by appropriate powers of attorney, in either case, signed exactly as the name or names of the registered holder or holders appear on the convertible notes and with the signatures guaranteed.

If the letter of transmittal or any convertible notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to the Company of such person’s authority to so act must be submitted.

Certain Other Procedural Matters

Any convertible notes not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder of convertible notes after the expiration or termination of this exchange offer. See “—Return of Convertible Notes Not Accepted for Exchange” below.

If, for any reason whatsoever, acceptance for exchange of any convertible notes validly tendered and not withdrawn pursuant to this exchange offer is delayed (whether before or after our acceptance for exchange of the convertible notes) or we extend this exchange offer or are unable to accept for exchange the convertible notes validly tendered and not withdrawn pursuant to this exchange offer, then, without prejudice to our rights set forth herein, we may instruct the exchange agent to retain validly tendered convertible notes and those convertible notes may not be withdrawn, subject to the limited circumstances described in “—Withdrawal Rights” below.

We will have accepted the validity of tendered convertible notes if and when we give oral or written notice to the exchange agent. If we do not accept any tendered convertible notes for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those convertible notes to you without expense, promptly after the expiration date. See “—Return of Convertible Notes Not Accepted for Exchange” below.

Please note that delivery of documents or electronic instructions to DTC in accordance with its procedures does not constitute delivery to the exchange agent and the Company will not be able to accept your tender of convertible notes until the exchange agent receives the information and documentation described under “—Acceptance of Convertible Notes for Exchange; Delivery of Cash and Shares of Common Stock” below.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the convertible notes at DTC for purposes of this exchange offer promptly after the date of this prospectus/disclosure statement. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of convertible notes by causing DTC to transfer such convertible notes into the exchange agent’s account at DTC in accordance with DTC’s ATOP procedures for transfer. However, the exchange for the convertible notes so tendered will only be made after book-entry confirmation of delivery of such convertible notes, and timely receipt by the exchange agent of an agent’s message and all other documents required by the letter of transmittal.

Although delivery of convertible notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or the letter of transmittal, or a facsimile copy thereof, properly completed and duly executed, with any required signature guarantees, and all other required documentation must in any case be transmitted to and received by the exchange agent at its address set forth on the back cover of this prospectus/disclosure statement on or prior to the expiration date.

Please note that delivery of documents or electronic instructions to DTC in accordance with its procedures does not constitute delivery to the exchange agent and the Company will not be able to accept your tender of convertible notes until the exchange agent receives the information and documentation described under “—Acceptance of Convertible Notes for Exchange; Delivery of Cash and Shares of Common Stock” below.

Effect of Letter of Transmittal

Subject to and effective upon the acceptance for exchange of convertible notes tendered thereby, by executing and delivering a letter of transmittal, or being deemed to have done so as part of your electronic confirmation of submission pursuant to DTC’s ATOP system, you (1) irrevocably sell, assign and transfer to or upon our order all right, title and interest in and to all the convertible notes tendered thereby and (2) irrevocably appoint the exchange agent as your true and lawful agent and attorney-in-fact with respect to the tendered convertible notes (with full knowledge that the exchange agent also acts as our agent), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

•	transfer ownership of the convertible notes on the DTC book-entry transfer facility, together with all accompanying evidences of transfer and authenticity, to or upon our order;

•	present and deliver the convertible notes for transfer on the relevant security register; and

•	receive all benefits or otherwise exercise all rights and incidents of beneficial ownership of the convertible notes, all in accordance with the terms of this exchange offer.

Binding Interpretations

We will determine in our reasonable discretion all questions as to the validity, form, eligibility and acceptance of the convertible notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all invalid tenders of any particular convertible notes or to not accept any particular convertible notes, which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of the convertible notes. Unless waived, any defects or irregularities in connection with tenders of the convertible notes for exchange must be cured within such reasonable period of time as we shall determine. None of us, the exchange agent or any other person, shall be under any duty to give notification of any defect or irregularity with respect to any tender of the convertible notes for exchange, nor shall we or the exchange agent or any other person incur any liability for failure to give such notification.

Acceptance of Convertible Notes for Exchange; Delivery of Cash and Shares of Common Stock

Once all of the conditions to this exchange offer are satisfied or waived, we will accept all convertible notes validly tendered and will cause the issuance of the common stock, and the cash payment will be made, in each case, promptly after the expiration date. The discussion under the heading “—Conditions to Completion of the Exchange Offer” below provides further information regarding the conditions to this exchange offer. For purposes of this exchange offer, we will be deemed to have accepted validly tendered convertible notes for exchange when, as and if we have given oral or written notice to the exchange agent. The cash payment and the common stock will be in full satisfaction of the principal amount of, and any accrued but unpaid interest through the consummation of this exchange offer on, the convertible notes so tendered and accepted.

No fractional shares of common stock will be issued in the exchange offer. In lieu of any fractional shares that otherwise would be issuable, we will pay cash equal to the product of such fraction multiplied by the arithmetic average of the volume weighted average price on each trading day of our common stock on the NYSE (or any other exchange or inter-dealer quotation system where the common stock is listed, traded or quoted), from 9:30 a.m. to 4:00 p.m., New York City time, as calculated using Bloomberg for the 10 trading days immediately preceding the second trading day before the expiration date.

We expressly reserve the right, in our sole discretion, to delay acceptance for exchange of convertible notes validly tendered and not withdrawn under this exchange offer (subject to Rule 14e-1(c) promulgated under the Exchange Act, which requires that we issue the offered consideration or return the tendered convertible notes promptly after termination or withdrawal of this exchange offer), or to terminate this exchange offer and not accept for exchange any convertible notes not previously accepted, (1) if any of the conditions to this exchange offer have not been satisfied or validly waived by us, subject to applicable laws and our obligations under the investment agreement (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—The Exchange Offer; Solicitation of Acceptances of the Prepackaged Plan”) or (2) in order to comply in whole or in part with any applicable law. In all cases, issuance of the common stock and payment of cash for the convertible notes that are accepted for exchange in this exchange offer will be made only after timely receipt by the exchange agent of:

•	a book-entry confirmation of delivery of such convertible notes into the exchange agent’s account at the DTC book-entry transfer facility or certificates for convertible notes, if any, if proper form for transfer;

•	an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system or a properly completed and duly executed letter of transmittal; and

•	all other required documents, if any.

If, for any reason whatsoever, acceptance for exchange of any convertible notes validly tendered and not withdrawn pursuant to this exchange offer is delayed (whether before or after our acceptance for exchange of the convertible notes), or we extend this exchange offer or we are unable to accept for exchange the convertible notes validly tendered and not withdrawn pursuant to this exchange offer, then, without prejudice to our rights set forth herein, we may instruct the exchange agent to retain validly tendered convertible notes and those convertible notes may not be withdrawn, subject to the limited circumstances described in “—Withdrawal Rights” below.

Except as set forth in this paragraph, the Company will pay or cause to be paid any transfer taxes applicable to the exchange of convertible notes pursuant to this exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of convertible notes pursuant to this exchange offer, then the amount of such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of the payment of such taxes or exemptions therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be deducted from the amount to be paid to such tendering holder upon the exchange.

Under no circumstances will any interest be payable because of any delay in the transmission of funds to you with respect to accepted convertible notes or otherwise.

Withdrawal Rights

Unless otherwise restricted by a lock-up agreement, you may validly withdraw your tender of convertible notes at any time prior to 11:59 p.m., New York City time, on the expiration date.

For a withdrawal to be valid, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth on the back cover of this prospectus/disclosure statement or through DTC’s ATOP prior to 11:59 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the convertible notes to be withdrawn;

•	identify the convertible notes to be withdrawn;

•	specify the principal amount of the convertible notes to be withdrawn;

•	contain a statement that the tendering holder is withdrawing its election to have such convertible notes exchanged for cash and shares of common stock;

•	other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the convertible notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the convertible notes register the transfer of the convertible notes in the name of the person withdrawing the tender;

•	if certificates for convertible notes have been delivered to the exchange agent, specify the name in which the convertible notes are registered, if different from that of the withdrawing holder;

•	if certificates for convertible notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, specify the serial numbers of the particular certificates to be withdrawn, and, other than a notice transmitted through DTC’s ATOP system, include a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if the convertible notes have been tendered using the procedure for book-entry transfer described above, specify the name and number of the account at DTC from which the convertible notes were tendered and the name and number of the account at DTC to be credited with the withdrawn convertible notes, and otherwise comply with the procedures of DTC.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by the issuers, and their determination shall be final and binding on all parties. Any convertible notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of this exchange offer. Cash and shares of common stock will not be issued in exchange for such withdrawn convertible notes unless the convertible notes so withdrawn are validly re-tendered. Validly withdrawn convertible notes may be re-tendered by following the procedures described under the heading “—Procedures for Tendering Convertible Notes” above, at any time prior to 11:59 p.m., New York City time, on the expiration date.

Any convertible notes that have been tendered for exchange, but that are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the convertible notes, as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer.

Subject to applicable regulations, including Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act, which requires that we permit convertible notes to be withdrawn if not yet accepted for payment after the expiration of forty business days from the commencement of this exchange offer, if, for any reason whatsoever, acceptance for exchange of, or exchange of, any convertible notes tendered pursuant to this exchange offer is delayed (whether before or after our acceptance for exchange of convertible notes), or we are unable to accept for exchange, or exchange, the convertible notes tendered pursuant to this exchange offer, we may instruct the exchange agent to retain tendered convertible notes, and those convertible notes may not be withdrawn, except to the extent that you are entitled to the withdrawal rights set forth herein.

Return of Convertible Notes Not Accepted for Exchange

If we do not accept any tendered convertible notes for any reason set forth in the terms and conditions of this exchange offer, the unaccepted or non-exchanged convertible notes will be returned without expense to the tendering holder. Convertible notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the convertible notes that are not to be exchanged will be credited to an account maintained with DTC, promptly after the expiration or termination of this exchange offer.

Conditions to Completion of the Exchange Offer

Notwithstanding any other provisions of this exchange offer, subject to applicable laws and our obligations under the investment agreement, we will not be required to accept for exchange any convertible notes tendered, and we may terminate or amend this exchange offer, if any of the following conditions precedent to this exchange offer are not satisfied, or are reasonably determined by us not to be satisfied, and, in our reasonable judgment, if the failure of the condition makes it inadvisable to proceed with this exchange offer:

•	the minimum tender condition is not met or waived;

•	the receipt of proceeds from the CD&R investment (which is itself subject to several conditions, including the consummation of the term loan refinancing and the ABL financing and the expiration or termination of any waiting period required to consummate the CD&R investment under the Austrian Act) (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment”);

•	the effectiveness of the registration statement of which this prospectus/disclosure statement forms a part and the absence of a stop order suspending such effectiveness; and

•	the absence of any applicable law or order prohibiting consummation of this exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us or waived by us (to the extent any such condition is waivable by us), in whole or in part. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, subject to applicable laws and our obligations under the investment agreement:

•	modify, extend or otherwise amend this exchange offer and retain all tendered convertible notes until the expiration date, as it may be extended, subject, however, to the withdrawal rights described in “—Withdrawal Rights” above; or

•	waive the unsatisfied conditions (if waivable by us) and accept all convertible notes tendered and not previously withdrawn.

Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with this exchange offer which, if not complied with or obtained, would have a material adverse effect on us.

Under the investment agreement, we are prohibited from waiving any condition to this exchange offer or making any changes to the terms and conditions to this exchange offer without the prior consent of the CD&R Fund. We may extend this exchange offer beyond the initial expiration date without the prior consent of the CD&R Fund for a period of not more than ten business days, if, at such date, any of the conditions to this exchange offer have not been satisfied or, with the prior written consent of the CD&R Fund, waived and, subject to the termination of the investment agreement, we are required to extend this exchange offer if it expires before the registration statement which includes this prospectus/disclosure statement is declared effective.

Resale of the Shares of Common Stock

Other than as described below and except for shares held by our “affiliates,” as that term is defined under Rule 144 under the Securities Act, the shares of common stock issued pursuant to this exchange offer will be freely transferable and will not be subject to any transfer restrictions.

No Appraisal Rights

Holders of the convertible notes do not have dissenters’ rights of appraisal in connection with this exchange offer.

Material Differences in the Rights of Holders of Convertible Notes and Common Stock

Interest

The convertible notes obligate us to pay 2.125% per annum on the principal amount of the convertible notes, payable semi-annually in arrears in cash on May 15 and November 15 of each year.

Holders of common stock do not have any rights to interest.

Ranking

The convertible notes are our unsecured senior subordinated obligations and the payment of the principal of, and interest on, the convertible notes is subordinated in right of payment to the prior payment in full of our existing and future senior indebtedness, including obligations under our existing credit agreement. The convertible notes rank equally in express right of payment with our future senior subordinated indebtedness and senior to any of our existing and future subordinated indebtedness. The convertible notes also rank junior to our secured indebtedness to the extent of the underlying collateral. The convertible notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries.

The common stock is the most junior of all of our securities. As a result, our existing and future indebtedness and other non-equity claims, as well as our preferred stock, including the Series B convertible preferred stock to be issued to the CD&R Fund, will rank senior to the common stock.

Repurchase Option

A holder of convertible notes may require us to repurchase the convertible notes for cash on November 15, 2009, November 15, 2014, and November 15, 2019, at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, including additional amounts, if any, to, but excluding, the repurchase date.

Holders of common stock do not have any such right to require us to repurchase their shares of common stock.

Repurchase Upon a Designated Event

If a designated event occurs prior to maturity, including the consummation of the recapitalization plan, a holder of convertible notes has the right to require that we repurchase the convertible notes (1) upon the closing of the exchange offer because such closing would result in a designated event under the convertible notes indenture, at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, including additional amounts, if any, plus under certain circumstances, if the restructuring occurs on or prior to November 15, 2009, a make-whole premium, payable solely in shares of our common stock (other than cash paid in lieu of fractional shares) and (2) after 5, 10 and 15 years from the date of the issuance of the convertible notes at 100% of the principal amount plus accrued and unpaid interest, if any, beginning November 15, 2009, and we will be required to repurchase any outstanding convertible notes for which you deliver a written repurchase notice to the paying agent, subject to certain conditions in the convertible notes indenture.

Holders of common stock are not protected against a designated event, such as a change of control, other than as provided in our restated certificate of incorporation. See “Description of Capital Stock.”

Fees and Expenses

Greenhill & Co., LLC is acting as the dealer-manager in connection with this exchange offer. We will pay the dealer-manager a fee, which fee is contingent and will be payable upon the earlier of (1) the consummation of this exchange offer or (2) the receipt of acceptances (or agreements to provide such acceptances) to the prepackaged plan from (a) holders of at least two-thirds (2/3) of the outstanding principal amount of the convertible notes and (b) lenders under our existing credit facility holding two-thirds (2/3) of the aggregate amount of outstanding term loans (including any accrued interest and other amounts owed) thereunder. Such services will include assisting in the solicitation of tenders of the convertible notes and communicating with brokers, dealers, banks, trust companies, nominees and other persons with respect to this exchange offer. The obligations of the dealer-manager are subject to certain conditions, including the truth of representations and warranties made by us to the dealer-manager, the performance by us of our obligations in connection with this exchange offer and the receipt of legal opinions and certificates by the dealer-manager. We have agreed to indemnify the dealer-manager against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the dealer-manager may be required to make in respect thereof. Questions regarding the terms of this exchange offer may be directed to the dealer-manager at the address set forth on the back cover of this prospectus/disclosure statement.

During the two years preceding the date of this prospectus/disclosure statement, Greenhill has not been engaged by, performed any services for or received any compensation from us or any other parties to the investment agreement (other than any amounts that were paid to Greenhill under the letter agreement pursuant to which it was retained as a financial advisor to the Company in connection with the CD&R investment) and at the date hereof we have no material relationships mutually understood to be contemplated with such parties.

We have retained Morrow & Co., LLC to act as the information agent and Computershare Trust Company, N.A. to act as the exchange agent in connection with this exchange offer. The information agent may contact holders of convertible notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing holders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange agent will receive a fee for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

We have retained Financial Balloting Group, LLC to act as the voting agent in connection with the solicitation of acceptances to the prepackaged plan. The voting agent may contact holders of convertible notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing holders to forward materials relating to the solicitation to beneficial owners. The voting agent will receive a fee for its services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws.

Neither the information agent, the exchange agent nor the voting agent has been retained to make solicitations or recommendations. The fees that they receive will not be based on the aggregate principal amount of the convertible notes tendered under this exchange offer.

We will not pay any fees or commissions to any broker or dealer, or any other person, other than the dealer-manager for soliciting tenders of the convertible notes under this exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Exchange Agent

Computershare Trust Company, N.A. has been appointed as the exchange agent for this exchange offer. All executed letters of transmittal should be directed to the exchange agent at its contact information set forth on the back cover of this prospectus/disclosure statement. If you deliver the letter of transmittal to an address or transmit instructions via facsimile other than that of the exchange agent as set forth on the back cover of this prospectus/disclosure statement, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal.

Information Agent

Morrow & Co. LLC has been appointed as the information agent for this exchange offer. Questions relating to the procedures for tendering of convertible notes and requests for assistance should be directed to the information agent at the address or telephone number set forth on the back cover of this prospectus/disclosure statement. Requests for additional copies of this prospectus/disclosure statement and the letter of transmittal may be directed to the information agent at its address and telephone number set forth on the back cover of this prospectus/disclosure statement.

Interests of Directors and Executive Officers

To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, or any associate or majority-owned subsidiary of such persons, beneficially own any of the convertible notes or will be tendering any convertible notes pursuant to this exchange offer. Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the convertible notes during the 60 days prior to the date of this prospectus/disclosure statement.

Schedule TO

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO that contains additional information with respect to this exchange offer. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information.”

THE PREPACKAGED PLAN

WE HAVE NOT COMMENCED A CASE UNDER THE BANKRUPTCY CODE AND HAVE NOT FILED THE PREPACKAGED PLAN IN A PREPACKAGED PLAN PROCEEDING (WHICH MEANS A REORGANIZATION CASE UNDER THE BANKRUPTCY CODE CONTEMPLATED BY THE INVESTMENT AGREEMENT) AT THIS TIME. THIS PROSPECTUS/DISCLOSURE STATEMENT SOLICITS ADVANCE ACCEPTANCE OF THE PREPACKAGED PLAN IN THE EVENT THAT THE PREPACKAGED PLAN PROCEEDING IS COMMENCED AND THE PREPACKAGED PLAN IS FILED, AND CONTAINS INFORMATION RELEVANT TO A DECISION TO ACCEPT OR REJECT THE PREPACKAGED PLAN.

The following is a summary of the material terms and provisions of the prepackaged plan. While we believe this summary covers the material terms and provisions of the prepackaged plan, it may not contain all of the information that is important to you. The prepackaged plan is included as Annex A hereto, which we incorporate by reference into this document.

To allow us to effect a chapter 11 reorganization in the quickest and most cost efficient manner, we are soliciting acceptances of the prepackaged plan from holders of impaired claims entitled to vote under the prepackaged plan. Under the prepackaged plan, holders of convertible notes and the lenders under our existing credit agreement (as well as the holders of all other claims and interests) would receive the same treatment with respect to their claims (and interests) as they would receive in the recapitalization plan, the initial CD&R Investors would receive the same 250,000 shares of Series B convertible preferred stock contemplated by the CD&R investment and the Company would enter into the ABL agreement. Existing holders of our common stock would continue to hold such common stock.

We are soliciting acceptances of the prepackaged plan from the holders of our convertible notes and the lenders under our existing credit agreement pursuant to this prospectus/disclosure statement. In the event that the conditions to the recapitalization plan are not satisfied, including, for example, if the minimum tender condition is not met or waived, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, as an alternative to the recapitalization plan, we may elect and, under the terms of the investment agreement, we may be required, to seek confirmation of the prepackaged plan in a chapter 11 proceeding. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement — Commencement of a Reorganization case in connection with the Prepackaged Plan Covenant.” The Debtors in such cases would be NCI, NCI Group, Inc., Steelbuilding.com, Inc. and Robertson-Ceco II Corporation, which we refer to collectively as the debtors).

IF THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, IT WILL BIND ALL OF OUR CLAIM AND EQUITY INTEREST HOLDERS, INCLUDING ALL HOLDERS OF CONVERTIBLE NOTES, REGARDLESS OF WHETHER THEY VOTED TO ACCEPT OR REJECT THE PREPACKAGED PLAN, OR DID NOT VOTE AT ALL. THE HOLDERS OF CLAIMS AND INTERESTS WILL RECEIVE THE SAME TREATMENT AS THEY WOULD RECEIVE IN THE RECAPITALIZATION PLAN.

The prepackaged plan is conditioned on the closing of the CD&R investment. Without the CD&R investment, we do not believe the prepackaged plan would meet the requirement for confirmation contained in section 1129 of the Bankruptcy Code that the plan be “feasible.” Therefore, in the event that the CD&R Fund does not satisfy its obligation to purchase the shares of Series B convertible preferred stock pursuant to the investment agreement, and no suitable alternative new investment is located, we do not plan to seek confirmation of the prepackaged plan and your vote on the prepackaged plan will be disregarded.

The form of the prepackaged plan is attached to this prospectus/disclosure statement as Annex A. The prepackaged plan and this prospectus/disclosure statement should be read and studied in their entirety prior to voting on the prepackaged plan. See “Risk Factors—Risks Relating to the Prepackaged Plan” for a

discussion of risks associated with the prepackaged plan and the transactions contemplated thereunder. You are urged to consult your counsel about the prepackaged plan and its effect on your legal rights before voting.

Anticipated Events in a Reorganization Case

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Pursuant to chapter 11, a debtor may remain in possession of its assets, continue to manage its business and attempt to reorganize its business for the benefit of the debtor, its creditors and other parties in interest. The commencement of a reorganization case creates an estate comprising all the legal and equitable interests of a debtor in property as of the date the petition is filed. Sections 1107 and 1108 of the Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession,” unless the bankruptcy court orders the appointment of a trustee. The filing of a reorganization case also triggers the automatic stay provisions of the Bankruptcy Code. Section 362 of the Bankruptcy Code provides, among other things, for an automatic stay of all attempts to collect prepetition claims from the debtor or otherwise interfere with its property or business. Except as otherwise ordered by the bankruptcy court, the automatic stay generally remains in full force and effect until confirmation of a plan of reorganization.

Pursuant to section 1102 of the Bankruptcy, upon the commencement of the chapter 11 case, the Office of the United States Trustee is required to appoint a committee of creditors holding unsecured claims and may appoint additional committees of creditors or of equity security holders as the United States Trustee deems appropriate. However, it is not uncommon for the United States Trustee to not appoint an unsecured creditors’ committee in cases where solicitation of a prepackaged plan has been conducted prior to the petition date.

Pursuant to section 1103 of the Bankruptcy Code, a committee appointed under section 1102 may:

•	consult with the trustee or debtor in possession concerning the administration of the chapter 11 case;

•	investigate the acts, conduct, assets, liabilities, and financial condition of the debtor, the operation of the debtor’s business and the desirability of the continuance of such business, and any other matter relevant to the case or to the formulation of a plan;

•	participate in the formulation of a plan, advise those represented by such committee of such committee’s determinations as to any plan formulated, and collect and file with the court acceptances or rejections of a plan;

•	request the appointment of a trustee or examiner under section 1104 of the Bankruptcy Code; and

•	perform such other services as are in the interest of those represented by the committee.

Furthermore, pursuant to section 1109(b) of the Bankruptcy Code, upon the commencement of the chapter 11 case, any party in interest, including the debtor, a creditors’ committee, an equity security holders’ committee, a creditors, an equity security holder, or any indenture trustee may raise and may appear and be heard on any issue in the chapter 11 case.

The formulation and confirmation of a plan of reorganization is the principal objective of a chapter 11 case. The plan sets forth the means for satisfying the claims against and interests in the debtor. The prepackaged plan we propose provides for the reorganization of our capital structure, thereby enabling us to continue as a viable business enterprise.

Solicitations of Acceptances of the Prepackaged Plan

Usually, a plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a reorganization case. Nevertheless, a debtor may solicit votes prior to the commencement of a reorganization case in accordance with section 1126(b) of the Bankruptcy Code and bankruptcy rule 3018(b). In accordance with such provisions, we are soliciting acceptances from holders of impaired claims in connection with our reorganization case.

Bankruptcy rule 3018(b) requires that:

•	the plan of reorganization be transmitted to substantially all creditors and interest holders entitled to vote on the plan;

•	the time prescribed for voting to reject or accept such plan not be unreasonably short; and

•	the solicitation of votes be in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information.

Section 1125(a)(1) of the Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical reasonable investor typical of holders of claims and interests to make an informed judgment about the plan. With regard to a solicitation of votes prior to the commencement of a reorganization case, bankruptcy rule 3018(b) specifically provides that acceptances or rejections of the plan by holders of claims or interests prior to the commencement of a reorganization case will not be deemed acceptances or rejections of the plan if the bankruptcy court determines, after notice and a hearing, that the plan was not transmitted to substantially all creditors and equity security holders entitled to vote on the plan, that an unreasonably short time was prescribed for such creditors and equity security holders to vote on the plan, or that the solicitation was not otherwise in compliance with section 1126(b) of the Bankruptcy Code. If the aforementioned conditions of the Bankruptcy Code and bankruptcy rules are met, all acceptances and rejections received prior to the commencement of the reorganization case and within the prescribed solicitation period will be deemed to be acceptances and rejections of the plan for purposes of confirmation of the plan under the Bankruptcy Code.

As further described in “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Commencement of a Reorganization case in connection with the Prepackaged Plan Covenant,” in the event that the conditions to the exchange offer are not satisfied or waived by the date on which acceptances are due and we receive from a sufficient number of holders of impaired claims in an impaired class of claims to allow the prepackaged plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, we are required:

•	to file chapter 11 petitions in the United States Bankruptcy Court for the District of Delaware, which we refer to as the bankruptcy court, and commence the prepackaged plan proceeding under the Bankruptcy Code;

•	to file certain first day motions and to seek to obtain entry of the orders approving such motions and to schedule a hearing in the bankruptcy court on the earliest date possible to consider confirmation of the prepackaged plan and approve this prospectus/disclosure statement;

•	to send notices to all persons to whom such notices are required to be sent under the Bankruptcy Code and to such other persons as ordered by the bankruptcy court, as soon as practicable after the commencement of the prepackaged plan proceeding;

•	to use our reasonable best efforts to obtain confirmation of the prepackaged plan by the bankruptcy court;

•	to use our reasonable best efforts to obtain the dismissal of any and all appeals and motions for reconsideration filed with respect to the prepackaged plan; and

•	to cause the prepackaged plan to become effective and the distributions provided for under the prepackaged plan to be commenced as promptly as possible on or following the day on which conditions to effectiveness set forth in the prepackaged plan have been satisfied or waived.

However, there can be no assurance that the bankruptcy court will conclude that the requirements of section 1129 of the Bankruptcy Code for confirmation of the prepackaged plan have been met. The bankruptcy court may find that the holders of impaired claims have not properly accepted the prepackaged plan if the bankruptcy court finds that the prepackaged plan solicitation did not comply with all of the applicable provisions of the Bankruptcy Code and the bankruptcy rules (including the requirement under section 1126(b) of the Bankruptcy Code that the prepackaged plan solicitation comply with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure or that the prepackaged plan solicitation is made after disclosure of adequate information). In such an event, we may be required to resolicit votes on the prepackaged plan before seeking confirmation of the prepackaged plan, in which case confirmation of the prepackaged plan could be delayed and possibly jeopardized.

Bankruptcy Rule 3016(b) provides that either a disclosure statement under section 1125 of the Bankruptcy Code or evidence showing compliance with section 1126(b) of the Bankruptcy Code must be filed with the prepackaged plan or within the time fixed by the court. This prospectus/disclosure statement is presented to holders of our impaired claims to satisfy the requirements of section 1126(b) of the Bankruptcy Code and bankruptcy rule 3016(b) and 3018(b). We believe that this prospectus/disclosure statement and the solicitation process we undertake will meet these requirements.

This prepackaged plan solicitation is being conducted at this time to obtain the acceptance of each impaired class of claims entitled to vote. If we seek relief under chapter 11 of the Bankruptcy Code by commencing the prepackaged plan proceeding, we will attempt to use such acceptances as are received to obtain confirmation of the prepackaged plan as promptly as practicable. If we commence the prepackaged plan proceeding, we will promptly seek to obtain an order of the bankruptcy court finding that the prepackaged plan solicitation was in compliance with section 1126(b) of the Bankruptcy Code and bankruptcy rule 3018(b) and that the acceptance of each class of impaired claims can be used for purposes of confirmation of the prepackaged plan under chapter 11 of the Bankruptcy Code. Subject to our obligations under the investment agreement, we reserve the right to use the acceptances to seek confirmation of any permitted amendment or modification of the prepackaged plan, provided that we may not make any amendment or modification to the prepackaged plan prohibited by the prepackaged plan. Under the investment agreement, we are prohibited from waiving any condition to the prepackaged plan or making any changes to the terms and conditions of the prepackaged plan without the prior consent of the CD&R Fund. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—The Exchange Offer; Solicitation of Acceptances of the Prepackaged Plan.”

As more fully described below, we are soliciting acceptances of the prepackaged plan from holders of each class of claims in classes 3 and 5.

Summary of Classification and Treatment of Claims and Equity Interest Under the Prepackaged Plan1

					Estimated
	Claims and			Voting	Allowed	Projected
Class	Equity Interests	Treatment	Status	Rights	Amount[2]	Recovery

Class 1	Priority Non-Tax Claims	Payment in full in cash on the effective date	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$5 million	100%

1 This table is only a summary of the classification and treatment of claims and interests under the prepackaged plan. Reference should be made to the prepackaged plan attached to this prospectus/disclosure statement as Annex A for a complete description of the classification and treatment of claims and interests.
2 The estimated allowed amounts shown are as of August 30, 2009. The principal amount of Class 3 Senior Secured Claims as of August 30, 2009 was $293.3 million and the Class 5 Convertible Notes Claims are outstanding in a principal amount of $180.0 million, and the amount of claims for each such class will include principal amount and any accrued interest and other ancillary amounts owing as of the petition date. Claims in classes 1, 2, 4 and 6 through 9 represent other third party claims against the NCI and certain of its subsidiaries. The amount of claims in each such class is subject to constant change as NCI and such subsidiaries conduct their regular operations. We intend to continue paying amounts due in the ordinary course of business, even after the petition date. Creditors are referred to “Selected Consolidated Financial and Other Data, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in Part III, Item 15, (a)(1) and (a)(2) of our annual reports on Form 10-K (except with respect to the consolidated financial statements for the fiscal year ended in 2008, which are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009) and in Part I, Item 1 of our quarterly reports on Form 10-Q and with the current reports filed by us with the SEC, which are incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” Creditors are encouraged to read the prospectus/disclosure statement and the prepackaged plan attached to this prospectus/disclosure statement as Annex A, including the summary of the different classes included, for further information, including additional information with respect to the Company’s liabilities, before making any decision whether to vote to accept or reject the prepackaged plan.

					Estimated
	Claims and			Voting	Allowed	Projected
Class	Equity Interests	Treatment	Status	Rights	Amount[2]	Recovery

Class 2	Secured Tax Claims	Receipt in full in (a) cash on the effective date, (b) cash commencing on the effective date and continuing over a period not to exceed five years from the petition date, with interest or (c) regular cash payments in a manner not less favorable than the most favored non-priority unsecured claim provided for in the Prepackaged Plan.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
Class 3	Senior Secured Claims	Receipt of (a) pro rata share of: cash in an amount equal to the credit agreement principal repayment amount, plus cash equal to accrued but unpaid interest, fees and expenses on the loans under the senior secured credit agreement up to the effective date and (b) the new term loan.	Impaired	Entitled to Vote	$293.9 million	100%
Class 4	Other Secured Claims	Either (a) reinstatement of allowed other secured claim or otherwise rendering such claims unimpaired for the benefit of the holders thereof.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$5.75 million	100%
Class 5	Convertible Notes Claims	Receipt of (a) cash in an amount equal to $500 for each $1,000 of principal amount of convertible notes held by such holder and (b) 390 shares of common stock for each $1,000 of principal amount of convertible notes held by such holder, issued on the effective date.	Impaired	Entitled to Vote	$181.1 million	98.75%[3]

3 This figure assumes that the conversion to common stock of all Series B preferred stock and an equity value based on the midpoint enterprise valuation of the Company of $450 million. See “The Prepackaged Plan—Valuation Analysis and Financial Projections.”

					Estimated
	Claims and			Voting	Allowed	Projected
Class	Equity Interests	Treatment	Status	Rights	Amount[2]	Recovery

Class 6	NCI General Unsecured Claims	Each holder of such claim that is not due and payable on or before the effective date will receive payment in full in cash of the unpaid portion of such claim on the latest of (a) the effective date; and (b) the date such claim becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the bankruptcy court to pay certain of such claims in advance of the effective date in the ordinary course of business.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
Class 7	NCI Group, Inc. General Unsecured Claims	Each holder of such claim that is not due and payable on or before the effective date will receive payment in full in cash of the unpaid portion of such claim on the latest of (a) the effective date; and (b) the date such claim becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the bankruptcy court to pay certain of such claims in advance of the effective date in the ordinary course of business.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$39.5 million	100%

					Estimated
	Claims and			Voting	Allowed	Projected
Class	Equity Interests	Treatment	Status	Rights	Amount[2]	Recovery

Class 8	Steelbuilding.com, Inc. General Unsecured Claims	Each holder of such claim that is not due and payable on or before the effective date will receive payment in full in cash of the unpaid portion of such claim on the latest of (a) the effective date; and (b) the date such claim becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the bankruptcy court to pay certain of such claims in advance of the effective date in the ordinary course of business.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
Class 9	Robertson-Ceco II Corporation General Unsecured Claims	Each holder of such claim that is not due and payable on or before the effective date will receive payment in full in cash of the unpaid portion of such claim on the latest of (a) the effective date; and (b) the date such claim becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the bankruptcy court to pay certain of such claims in advance of the effective date in the ordinary course of business.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$8.6 million	100%
Class 10	Intercompany Claims	All or a portion of the intercompany claims may be reinstated, capitalized or otherwise discharged in any manner as of the effective date at the Debtors’ or the Reorganized Debtors’ option.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%
Class 11	Intercompany Interests	In full and final satisfaction, settlement, release, and discharge of and in exchange for each intercompany interest, intercompany interests shall be reinstated for the benefit of the holders thereof.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$0	100%

					Estimated
	Claims and			Voting	Allowed	Projected
Class	Equity Interests	Treatment	Status	Rights	Amount[2]	Recovery

Class 12	Equity Interests in NCI	On the effective date, all equity interests in NCI shall be reinstated for the benefit of the Holders thereof, provided, such equity interests shall be subject to dilution in accordance with the NCI charter on account of the common stock distributed to holders of the convertible notes and the series B preferred stock issued to the CD&R Investors.	Unimpaired	Not Entitled to Vote (Presumed to Accept)	$54.75 million	100%
Class 13	Section 510(b) Claims	Holders of section 510(b) claims shall not receive any distribution on account of such section 510(b) claims.	Impaired	Not Entitled to Vote (Deemed to Reject)	$0	100%

Holders of Claims Entitled to Vote; Voting Record Date

Chapter 11 does not require that each holder of a claim against or interest in a debtor vote in favor of a plan of reorganization in order for the bankruptcy court to confirm the plan. At a minimum, however, at least one class of impaired claims under the plan, without including any acceptance of the plan by any insider of the debtor, must accept the plan. An impaired class of claims will be deemed to accept the prepackaged plan if the holders of claims in that class casting votes in favor of acceptance of the prepackaged plan (1) hold at least two-thirds (2/3) in aggregate dollar amount of the claims of the holders in such class who cast votes with respect to the prepackaged plan, and (2) constitute more than one-half (1/2) in number of holders of allowed claims in such class who cast votes with respect to the prepackaged plan.

Classes of claims or interests that are not “impaired” under a plan of reorganization are conclusively presumed to have accepted the plan of reorganization and are not entitled to vote. By contrast, classes of claims or interests that do not receive or retain any property under a plan on account of such claims or interests are deemed to have rejected the plan and do not vote. Acceptances of the prepackaged plan are being solicited only from those persons who hold claims in a class that is impaired under the prepackaged plan and who are not deemed by the Bankruptcy Code to have rejected the prepackaged plan. A class of claims or interests is “impaired” if the legal, equitable, or contractual rights to which the claims or interests entitle the holders of claims or interests of that class are altered.

The following classes of claims and interests are impaired under the prepackaged plan, and all holders of claims in such classes as of the voting record date are entitled to vote to accept or reject the prepackaged plan: Class 3—Senior Secured Term Loan Claims (which includes claims in respect of the term loans and other obligations under our existing credit agreement) and Class 5—Convertible Notes Claims (which includes the claims in respect of the convertible notes).

CLASSES 1, 2, 4, 6, 7, 8, 9, 10, 11 and 12 ARE UNIMPAIRED UNDER THE PREPACKAGED PLAN IN ACCORDANCE WITH SECTION 1124 OF THE BANKRUPTCY CODE AND, ACCORDINGLY, HOLDERS OF CLAIMS OR INTERESTS IN SUCH CLASSES ARE DEEMED TO HAVE ACCEPTED THE PREPACKAGED PLAN AND ARE NOT ENTITLED TO VOTE ON THE PREPACKAGED PLAN.

CLASS 13 IS IMPAIRED AND EACH HOLDER OF A CLASS 13 CLAIM IS DEEMED TO HAVE REJECTED THE PREPACKAGED PLAN PURSUANT TO SECTION 1126(G) OF THE BANKRUPTCY CODE.

To be entitled to vote to accept or reject the prepackaged plan, a holder of an allowed claim in Class 3 must have been the holder of such claim or interest at the close of business on the voting record date, in accordance with the records of the agent. The holder of the claim can vote on the prepackaged plan by completing the information requested on the ballot, indicating their vote on the ballot, executing the ballot, and returning their ballot in the enclosed, pre-addressed postage paid envelope so it is actually received by the voting agent before the voting deadline.

To be entitled to vote to accept or reject the prepackaged plan, a holder of an allowed claim in Class 5 must have been the beneficial owner of such claim or interest at the close of business on the voting record date, regardless of whether such claim is held of record on the voting record date in such holder’s name or in the name of such holder’s broker, dealer, commercial bank, trust company or other nominee. If a claim is held in the name of a holder’s broker, dealer, commercial bank, trust company or other nominee, the beneficial owner will vote on the prepackaged plan by completing the information requested on the ballot, voting and signing the ballot and then providing the ballot to the record holder holding the claim for the beneficial owner’s benefit if the ballot has not already been signed by the beneficial owner’s nominee or agent. If the ballot has already been signed by the beneficial owner’s agent or nominee, the beneficial owner can vote on the prepackaged plan by completing the information requested on the ballot, indicating their vote on the ballot and returning their ballot in the enclosed, pre-addressed postage paid envelope so it is actually received by the Voting Agent before the Voting Deadline.

No appraisal rights are available to holders of claims in connection with the prepackaged plan.

Vote Required for Class Acceptance of the Prepackaged Plan

As a condition to confirmation, the Bankruptcy Code requires that, except to the extent the prepackaged plan meets the “nonconsensual confirmation” standards discussed below under “—Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims,” each impaired class of claims accept the prepackaged plan.

For a class of impaired claims to accept the prepackaged plan, section 1126 of the Bankruptcy Code requires acceptance by holders of claims that hold at least two-thirds (2/3) in amount and more than one-half (1/2) in number of holders of allowed claims of such class who vote on the prepackaged plan.

If the prepackaged plan is confirmed, each holder of a claim or interest in a class will receive the same consideration as the other members of the class, and the prepackaged plan will be binding with respect to all holders of claims and interests of each class, including members who did not vote or who voted to reject the prepackaged plan.

Classifications under the Prepackaged Plan

The principal provisions of the prepackaged plan are summarized below. This summary is qualified in its entirety by reference to the prepackaged plan. WE URGE ALL CLAIM HOLDERS AND OTHER PARTIES IN INTEREST TO READ AND STUDY CAREFULLY THE PREPACKAGED PLAN.

Classification and Allowance of Claims and Interests

Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify claims against, and interests in, a debtor. Under section 1122 of the Bankruptcy Code, a plan of reorganization may classify claims and interests only into classes containing claims and interests which are substantially similar to such claims or interests. The prepackaged plan designates 11 classes of claims and two classes of interests. We believe that we have classified all claims and interests in compliance with the provisions of section 1122 of the Bankruptcy Code. However, once our reorganization case has been commenced, a claim holder or interest holder could challenge our classification of claims and interests, and the bankruptcy court could determine that a different classification is required for the prepackaged plan to be confirmed. In such event, it is our intention to seek to modify the prepackaged plan to provide for whatever classification might be required by the bankruptcy court and to use the acceptances received, to the extent permitted by the bankruptcy court, to demonstrate the acceptance of the class or classes which are affected. Any such reclassification could affect a class’s acceptance of the prepackaged plan by changing the composition of such class and the required vote for acceptance of the prepackaged plan and could potentially require a resolicitation of votes on the prepackaged plan.

The prepackaged plan provides for the classification and treatment of claims and interests of our creditors and interest holders allowed under section 502 of the Bankruptcy Code. Only the holder of an allowed claim or an allowed interest is entitled to receive a distribution under the prepackaged plan. An allowed claim or allowed interest is a claim or interest:

•	that is reflected in the Company’s books and records as liquidated in an amount and not disputed nor contingent and no objection to the allowance of the claim or interest or request to estimate the claim or interest has been interposed within any time period provided under the prepackaged plan or by order of any bankruptcy court;

•	that has been adjudicated as an allowed claim or interest; or

•	that is specified as an allowed claim or allowed interest under the prepackaged plan or the confirmation order.

A disputed claim or disputed interest is a claim or interest that is not an allowed claim or allowed interest and:

•	is the subject of a timely objection or request for estimation in accordance with the Bankruptcy Code, the bankruptcy rules, any applicable order of the bankruptcy court, the prepackaged plan or applicable nonbankruptcy law, which objection or request for estimation has not been withdrawn or resolved; or

•	is otherwise specified as “disputed” or a “disputed claim” pursuant to the prepackaged plan.

Summary of Distributions under the Prepackaged Plan

The following is a summary of the distributions under the prepackaged plan. While we believe this summary covers the material terms and provisions relating to the distributions under the prepackaged plan, it may not contain all of the information that is important to you. The prepackaged plan is included as Annex A hereto, which we incorporate by reference into this document.

The following describes the prepackaged plan’s classification of claims and interests and the treatment that holders of allowed claims and allowed interests would receive for such allowed claims and allowed interests under the prepackaged plan. Holders of such allowed claims or allowed interests can agree to accept less favorable treatment by settlement or otherwise. If the prepackaged plan is confirmed by the bankruptcy court, each holder of an allowed claim or allowed interest in a particular class will receive the same treatment as the other holders in the same class of claims or interests, whether or not such holder voted to accept the prepackaged plan. Moreover, upon confirmation, the prepackaged plan will be binding on all of our creditors and stockholders regardless of whether such creditors or stockholders voted to accept the prepackaged plan (unless such holder agrees to accept less favorable treatment). Such treatment will be in full satisfaction, release and discharge of and in exchange for such holder’s claims against or interests in us, except as otherwise provided in the prepackaged plan.

Treatment of Unclassified Claims

The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include administrative claims and priority tax claims as set forth below.

Administrative Claims

Under the prepackaged plan, administrative claims includes claims for the costs and expenses of administration of the bankruptcy cases pursuant to sections 503(b), 507(a)(2), or 507(b) of the Bankruptcy Code, including: (1) the actual and necessary costs and expenses of preserving the estates and operating the businesses of the debtors (such as wages, salaries, or commissions for services, and payments for goods and other services and leased premises); (2) all fees and charges assessed against the estates pursuant to section 1930 of chapter 123 of the Judicial Code; (3) requests for compensation of professionals retained in the chapter 11 cases and the reimbursement of expenses incurred by such professionals; and (4) all requests for compensation or expense reimbursement for making a substantial contribution in the chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code, which collectively we refer to as the Administrative Claims. To confirm the prepackaged plan, allowed Administrative Claims must be paid in full or in a manner otherwise agreeable to the holders of those claims.

Priority Tax Claims

Under the prepackaged plan, priority tax claims include any claim specified in section 507(a)(8) of the Bankruptcy Code, which collectively we refer to as the Priority Tax Claims. Except to the extent that a holder of an allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each allowed Priority Tax Claim, each holder of such allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. To the extent any allowed Priority Tax Claim is not due and owing on the effective date of the prepackaged plan, such claim shall be paid in full in cash in accordance with the terms of any agreement between the debtors and such holder, or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.

Treatment of Classified Claims

The following describes the prepackaged plan’s classification of the claims and interests that are required to be classified under the Bankruptcy Code and the treatment that the holders of allowed claims or allowed interests will receive for such claims or interests:

Class 1—Priority Non-Tax Claims

The claims in Class 1 are of the types identified in section 507(a) of the Bankruptcy Code that are entitled to priority treatment (other than Administrative Claims and Priority Tax Claims), which collectively we refer to as Priority Non-Tax Claims. For example, pursuant to section 507(a)(4), such claims include claims for wages, salaries and commissions up to $10,950. Most of these claims will have already been paid by the debtors pursuant to orders entered by the bankruptcy court by the Petition Date.

Class 1 is unimpaired by the prepackaged plan. Each holder of a Priority Non-Tax Claim is conclusively presumed to have accepted the prepackaged plan and is not entitled to vote to accept or reject the prepackaged plan.

Except to the extent a holder of an allowed Priority Non-Tax Claim agrees to a less favorable treatment, in full and final satisfaction of and in exchange for each Priority Non-Tax Claim, each holder of such Allowed Priority Non-Tax Claim will be paid in full in cash on the later of the effective date of the prepackaged plan and the date such Priority Non-Tax Claim becomes allowed, or as soon as practicable thereafter.

Class 2—Secured Tax Claims

The claims in Class 2 are the types of claims that, absent their status as a secured claim, would be entitled to priority treatment under section 507(a)(8) of the Bankruptcy Code, which collectively we refer to as Secured Tax Claims. For example, a secured tax claim in Class 2 would include a claim on account of a tax obligation that is secured by a lien on NCI’s property. If a Secured Tax Claim accrues interest under applicable local law and, to the extent the value of the collateral exceeds the amount of the allowed claim, such Secured Tax Claim will include interest.

Class 2 is unimpaired by the prepackaged plan. Each holder of a Secured Tax Claim is conclusively presumed to have accepted the prepackaged plan and is not entitled to vote to accept or reject the prepackaged plan.

Except to the extent that a holder of an allowed Secured Tax Claim has been paid by the debtors prior to the effective date of the prepackaged plan or agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each allowed Secured Tax Claim, each holder of such an allowed Secured Tax Claim will receive, at the sole option of the debtors or the reorganized Company and our reorganized subsidiaries, (1) cash on the effective date in an amount equal to such allowed Secured Tax Claim, (2) commencing on the effective date and continuing over a period not exceeding five years from the petition date, equal semi-annual cash payments in an aggregate amount equal to such allowed Secured Tax Claim, together with interest at the applicable rate under non-bankruptcy law, subject to the sole option of the debtors or the reorganized Company and our reorganized subsidiaries to prepay the entire amount of the allowed Secured Tax Claim or (3) regular cash payments in a manner not less favorable than the most favored non-priority unsecured claim provided for by the prepackaged plan.

Class 3—Senior Secured Term Loan Claims

The claims in Class 3 consist of claims arising under our existing credit facility, which collectively we refer to as Senior Secured Term Loan Claims. On the effective date of the prepackaged plan, each holder of a Senior Secured Term Loan Claim shall (1) receive its pro rata share of cash in an amount equal to the difference between the aggregate principal amount and other obligations outstanding under our existing credit agreement as of the Petition Date and $150.0 million, plus cash equal to accrued but unpaid interest, fees and expenses on the loans under our existing credit agreement up to the effective date of the prepackaged plan; and (2) with respect to the remaining obligations under our existing credit agreement held by it, execute an amendment to our existing credit agreement in the form of the amended credit agreement attached hereto as Annex J after giving effect to the matters set forth on Annex K (with the completion of items currently blank as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent under our existing credit agreement).

Class 3 is impaired by the prepackaged plan. Each holder of a Senior Secured Term Loan Claim is entitled to vote to accept or reject the prepackaged plan.

Class 4—Other Secured Claims

The claims in Class 4 consist of all secured claims other than Secured Tax Claims in Class 2 and Senior Secured Claims in Class 3, which collectively we refer to as Other Secured Claims. Based upon the schedules of assets and liabilities and the proofs of claim of the debtors to be filed in the prepackaged plan proceeding, Class 4 claims against the debtors include obligations under equipment leases, mechanics liens, liens on landlords on accounts, general intangibles or inventory related to properties released by them to the debtors.

Class 4 is unimpaired by the prepackaged plan. Each holder of an Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the prepackaged plan.

Except to the extent that a holder of an allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each allowed Other Secured Claim, on the later of the effective date of the prepackaged plan and the date such Other Secured Claim becomes allowed, or as soon as practicable thereafter, at the sole option of the reorganized Company and our reorganized subsidiaries, each allowed Other Secured Claim will be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code or otherwise rendered unimpaired.

Class 5—Convertible Notes Claims

The claims in Class 5 consist of all claims of the holders of the convertible notes arising under the convertible notes indenture, which collectively we refer to as Convertible Notes Claims. On the effective date of the prepackaged plan, Convertible Notes Claims shall be allowed in the aggregate amount of $181.8 million.

Class 5 is impaired by the prepackaged plan. Each holder of a Convertible Notes Claim is entitled to vote to accept or reject the prepackaged plan.

On the effective date of the prepackaged plan, in full and final satisfaction and discharge of and in exchange for each allowed Convertible Notes Claim, each holder of a Convertible Notes Claim shall receive (1) cash in an amount equal to $500 for each $1,000 of principal amount of Convertible Notes held by such holder; and 390 shares of common stock for each $1,000 of principal amount of Convertible Notes held by such holder, issued on the effective date of the prepackaged plan.

Class 6—NCI General Unsecured Claims

The claims in Class 6 consist of the claims of vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition litigation, parties to contracts with NCI that are being rejected and other general unsecured claims, which collectively we refer to as the NCI General Unsecured Claims.

Class 6 is unimpaired by the prepackaged plan. Each holder of a NCI General Unsecured Claim is deemed to accept the prepackaged plan.

Except to the extent that a holder of an allowed NCI General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each NCI General Unsecured Claim, each allowed NCI General Unsecured Claim shall be unimpaired in accordance with section 1124 of the Bankruptcy Code. Each holder of an allowed NCI General Unsecured Claim that is not due and payable on or before the effective date of the prepackaged plan will receive payment in full in cash of the unpaid portion of such allowed NCI General Unsecured Claim on the latest of (1) the effective date of the prepackaged plan, (2) the date such allowed NCI General Unsecured Claim becomes due and payable in the ordinary course of business and (3) as otherwise agreed to by the debtors and the holder of such NCI General Unsecured Claim; provided, however, that the debtors may seek authority from the bankruptcy court to pay certain NCI General Unsecured Claims in advance of the effective date of the prepackaged plan in the ordinary course of business. The debtors reserve their rights, however, to dispute the validity of any NCI General Unsecured Claim, whether or not objected to prior to the effective date.

Class 7—NCI Group, Inc. General Unsecured Claims

The claims in Class 7 consist of the claims of vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition litigation, parties to contracts with NCI Group, Inc. that are being rejected and other general unsecured claims, which collectively we refer to as the NCI Group, Inc. General Unsecured Claims.

Class 7 is unimpaired by the prepackaged plan. Each holder of a NCI Group, Inc. General Unsecured Claim is deemed to accept the prepackaged plan.

Except to the extent that a holder of an allowed NCI Group, Inc. General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each NCI Group, Inc. General Unsecured Claim, each allowed NCI Group, Inc. General Unsecured Claim shall be unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an allowed NCI Group, Inc. General Unsecured Claim that is not due and payable on or before the effective date will receive payment in full in cash of the unpaid portion of such NCI Group, Inc. Allowed General Unsecured Claim on the latest of (a) the effective date, (b) the date such allowed NCI Group, Inc. General Unsecured Claims becomes due and payable in the ordinary course of business and (c) as otherwise agreed to by the debtors and the holder of such claim; provided, however, that the debtors may seek authority from the bankruptcy court to pay certain NCI Group, Inc. General Unsecured Claims in advance of the effective date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any NCI Group, Inc. General Unsecured Claim, whether or not objected to prior to the effective date.

Class 8—Steelbuilding.com, Inc. General Unsecured Claims

The claims in Class 8 consist of the claims of vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition litigation, parties to contracts with Steelbuilding.com, Inc. that are being rejected and other general unsecured claims, which collectively we refer to as Steelbuilding.com, Inc. General Unsecured Claims.

Class 8 is unimpaired by the prepackaged plan. Each holder of a Steelbuilding.com, Inc. General Unsecured Claim is deemed to accept the prepackaged plan.

Except to the extent that a holder of an allowed Steelbuilding.com, Inc. General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each Steelbuilding.com, Inc. General Unsecured Claim, each allowed Steelbuilding.com, Inc. General Unsecured Claim shall be unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an allowed Steelbuilding.com, Inc. General Unsecured Claim that is not due and payable on or before the effective date will receive payment in full in Cash of the unpaid portion of such Steelbuilding.com, Inc. allowed General Unsecured Claim on the latest of (a) the effective date, (b) the date such allowed Steelbuilding.com, Inc. General Unsecured Claims becomes due and payable in the ordinary course of business and (c) as otherwise agreed to by the Debtors and the Holder of such Claim; provided, however, that the Debtors may seek authority from the bankruptcy court to pay certain

Steelbuilding.com, Inc. General Unsecured Claims in advance of the effective date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any Steelbuilding.com, Inc. General Unsecured Claim, whether or not objected to prior to the effective date.

Class 9—Robertson-Ceco II Corporation General Unsecured Claims

The claims in Class 9 consist of the claims of vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition litigation, parties to contracts with Robertson-Ceco II Corporation that are being rejected and other general unsecured claims, which collectively we refer to as the Robertson-Ceco II Corporation General Unsecured Claims.

Class 9 is unimpaired by the prepackaged plan. Each holder of a Robertson-Ceco II Corporation General Unsecured Claim is deemed to accept the prepackaged plan.

Except to the extent that a holder of an allowed Robertson-Ceco II Corporation General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each Robertson-Ceco II Corporation General Unsecured Claim, each allowed Robertson-Ceco II Corporation General Unsecured Claim shall be unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an allowed Robertson-Ceco II Corporation General Unsecured Claim that is not due and payable on or before the effective date will receive payment in full in Cash of the unpaid portion of such Robertson-Ceco II Corporation allowed General Unsecured Claim on the latest of (a) the effective date, (b) the date such allowed Robertson-Ceco II Corporation General Unsecured Claims becomes due and payable in the ordinary course of business and (c) as otherwise agreed to by the Debtors and the Holder of such Claim; provided, however, that the Debtors may seek authority from the bankruptcy court to pay certain Robertson-Ceco II Corporation General Unsecured Claims in advance of the effective date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any Robertson-Ceco II Corporation General Unsecured Claim, whether or not objected to prior to the effective date.

Class 10—Intercompany Claims

The claims in Class 10 consist of intercompany claims, which collectively we refer to as the Intercompany Claims.

Class 10 is unimpaired by the prepackaged plan. Each holder of an Intercompany Claim is presumed to have accepted the prepackaged plan and is not entitled to vote to accept or reject the prepackaged plan.

At the option of the debtors or the reorganized Company and our reorganized subsidiaries, as applicable, all or a portion of the Intercompany Claims may be reinstated, capitalized or otherwise discharged in any manner as of the effective date.

Class 11—Intercompany Interests

The claims in Class 11 consist of the intercompany equity interests of the Company or any other of its affiliates that is a debtor under the prepackaged plan against another debtor under the prepackaged plan, which collectively we refer to as the Intercompany Interests.

Class 11 is unimpaired by the prepackaged plan. Each holder of an Intercompany Interest is presumed to have accepted the prepackaged plan and is not entitled to vote to accept or reject the prepackaged plan.

Intercompany Interests shall be reinstated on the effective date.

Class 12—Equity Interests in NCI

The claims in Class 12 consist of the equity interests in NCI, which collectively we refer to as the Equity Interests in NCI.

Class 12 is unimpaired by the prepackaged plan. Each holder of an equity interest in NCI is presumed to have accepted the prepackaged plan and is not entitled to vote to accept or reject the prepackaged plan.

On the effective date, all Equity Interests in NCI shall be reinstated for the benefits of the holders thereof, provided, such equity interests shall be subject to dilution in accordance with our restated certificate of incorporation, as amended, on account of the common stock distributed to holders of the convertible notes and the Series B convertible preferred stock issued to the CD&R Fund.

Class 13—Section 510(b) Claims

The claims in Class 13 are the types of claims which, because they arose in connection with the purchase or sale of a security of NCI, are subordinated to general unsecured claims under section 510(b) of the Bankruptcy Code, which collectively we refer to as the Section 510(b) Claims.

Class 13 is impaired by the prepackaged plan. Each holder of a Section 510(b) Claim is conclusively deemed to have rejected the prepackaged plan and is not entitled to vote to accept or reject the prepackaged plan.

Holders of Section 510(b) Claims shall not receive any distribution on account of such Section 510(b) Claims. On the effective date, all Section 510(b) Claims shall be discharged.

Confirmation of the Prepackaged Plan

If we seek to implement the prepackaged plan by commencing the prepackaged plan proceeding contemplated by the investment agreement, we will promptly request that the bankruptcy court hold a confirmation hearing (including a determination that the prepackaged plan solicitation was in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure or, if there is not any such law, rule or regulation, was made after disclosure of adequate information as defined in the Bankruptcy Code), upon such notice to parties in interest as is required by the Bankruptcy Code and the bankruptcy court. Bankruptcy rule 2002(b) requires no less than 25 days’ notice by mail of the time for filing objections to confirmation of the prepackaged plan and of the time and place of the confirmation hearing, unless the bankruptcy court shortens or lengthens this period. Parties in interest, including all holders of impaired claims and interests, will be provided notice by mail, or by publication if required by the bankruptcy court, of the date and time fixed by the bankruptcy court for the confirmation hearing. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the prepackaged plan. The bankruptcy court will also establish procedures for the filing and service of objections to confirmation of the prepackaged plan. Such procedures will be described to parties in interest in the notice informing them of the time for filing objections to confirmation of the prepackaged plan.

ANY OBJECTIONS TO CONFIRMATION OF THE PREPACKAGED PLAN MUST BE FILED WITH THE BANKRUPTCY COURT IN ACCORDANCE WITH APPLICABLE BANKRUPTCY RULES AND ANY PROCEDURES ESTABLISHED BY THE BANKRUPTCY COURT.

In order for the prepackaged plan to be confirmed, and regardless of whether all impaired classes of claims vote to accept the prepackaged plan, the Bankruptcy Code requires that the bankruptcy court determine that the prepackaged plan complies with the requirements of section 1129 of the Bankruptcy Code. Section 1129 of the Bankruptcy Code requires for confirmation, among other things, that:

•	except to the extent the prepackaged plan meets the “nonconsensual confirmation” standards discussed below under “Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims,” the prepackaged plan be accepted by each impaired class of claims and interests by the requisite votes of holders of claims or interests in such impaired classes;

•	the prepackaged plan is feasible (that is, there is a reasonable probability that we will be able to perform our obligations under the prepackaged plan and continue to operate our business without the need for further financial reorganization) (see “—Feasibility of the Prepackaged Plan” below); and

•	the prepackaged plan meets the requirements of section 1129(a)(7) of the Bankruptcy Code, which requires that, with respect to each impaired class, each holder of a claim or interest in such class either (1) accepts the prepackaged plan or (2) receives at least as much pursuant to the prepackaged plan as such holder would receive in our liquidation under chapter 7 of the Bankruptcy Code (see “—Best Interests Test” below).

In addition, we must demonstrate in accordance with section 1129 of the Bankruptcy Code that:

•	the prepackaged plan is proposed in good faith;

•	the prepackaged plan complies with the Bankruptcy Code;

•	payments for services or costs and expenses in or in connection with the case, or in connection with the prepackaged plan, have been approved by or are subject to the approval of the bankruptcy court;

•	the individuals to serve as our officers and directors have been disclosed and their appointment or continuance in such office is consistent with the interests of creditors and interest holders;

•	the identity of any insider that will be employed or retained by us is disclosed, as well as any compensation to be paid to such insider;

•	all statutory fees have been or will be paid; and

•	the prepackaged plan provides for the continued maintenance of retiree benefits, if any, at a certain level.

Acceptance of the Prepackaged Plan

As a condition to confirmation, the Bankruptcy Code requires that each impaired class of claims or interests accept a plan of reorganization, unless the “cram-down” requirements of section 1129(b) of the Bankruptcy Code are met. Classes of claims or interests that are not “impaired” under a plan are conclusively presumed to have accepted the plan and are not entitled to vote.

Feasibility of the Prepackaged Plan

The Bankruptcy Code requires that, in order to confirm the prepackaged plan, the bankruptcy court find that confirmation of the prepackaged plan will not likely be followed by liquidation or the need for further financial reorganization. For the prepackaged plan to meet the “feasibility test,” the bankruptcy court must find that we will possess the resources and working capital necessary to fund our operations and that we will be able to meet our obligations under the prepackaged plan.

We have analyzed our ability to meet our obligations under the prepackaged plan. As part of our analysis, we have considered our forecasts of our financial performance after completion of the prepackaged plan proceeding. These projections and the significant assumptions on which they are based are included in this prospectus/disclosure statement. See “Unaudited Projected Consolidated Financial Information for Restructuring under the Prepackaged Plan.” We believe, based on our analysis, that the prepackaged plan provides a feasible means of reorganization from which there is a reasonable expectation that, following the effectiveness of the prepackaged plan, we will possess the resources and working capital necessary to fund our operations and to meet our obligations under the prepackaged plan.

In connection with confirmation of the prepackaged plan, the bankruptcy court will have to determine that the prepackaged plan is feasible. There can be no assurance that the bankruptcy court will agree with our determination. In particular, there can be no assurance that the bankruptcy court will accept the projections or the assumptions underlying our determination.

Best Interests Test

Even if the prepackaged plan is accepted by each impaired class of claims, section 1129(a)(7) of the Bankruptcy Code requires that in order to confirm the prepackaged plan, the bankruptcy court must determine that either (1) each member of an impaired class of claims or interests has accepted the prepackaged plan or (2) the prepackaged plan will provide each non-accepting member of an impaired class of claims or interests a recovery that has a value at least equal to the value of the distribution that such member would receive if we were liquidated under chapter 7 of the Bankruptcy Code. If all members of an impaired class of claims or interests accept the prepackaged plan, the best interests test does not apply with respect to that class.

The first step in meeting the best interests test is to determine the dollar amount that would be generated from the liquidation of our assets and properties in the context of a chapter 7 liquidation case. The total amount available would be the sum of the proceeds from the disposition of our assets and the cash held by us at the time of the commencement of the chapter 7 case. The next step is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of our business and the use of chapter 7 for the purposes of liquidation. Finally, the present value of that amount (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and stockholders in the strict order of priority in accordance with section 726 of the Bankruptcy Code which requires that no junior creditor receive any distribution until all senior creditors are paid in full and can be compared to the value of the property that is proposed to be distributed under the prepackaged plan on the date the prepackaged plan becomes effective.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including:

•	the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee;

•	the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail; and

•	substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a chapter 11 case,

we have determined that confirmation of the prepackaged plan will provide each creditor and equity holder with a recovery that is not less than it would receive pursuant to our liquidation under chapter 7 of the Bankruptcy Code. Moreover, we believe that the value of any distributions from the liquidation proceeds to each class of allowed claims and interests in a chapter 7 case would be less than the value of distributions under the prepackaged plan because such distributions in chapter 7 may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a substantial time after the completion of such liquidation to resolve all objections to claims and prepare for distributions.

Liquidation Analysis

THE FOLLOWING LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF THE HYPOTHETICAL CHAPTER 7 LIQUIDATION OF OUR ASSETS. THE ANALYSIS IS BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS WHICH ARE DESCRIBED BELOW. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF OUR ASSETS AND IS NOT NECESSARILY INDICATIVE OF THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION.

Pursuant to section 1129(a)(7) of the Bankruptcy Code (often called the best interests test) (see “—Best Interests Test” above), each holder of an allowed claim or allowed equity interest must either (1) accept the prepackaged plan or (2) receive or retain under the prepackaged plan property of a value, as of the assumed effective date of the prepackaged plan, that is not less than the value such non-accepting holder would receive or retain if the Company were to be liquidated under chapter 7 of the Bankruptcy Code.

In determining whether the best interests test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of the Company’s assets under chapter 7. The Company, with the assistance of its restructuring and financial advisors, has prepared this hypothetical liquidation analysis in connection with the prospectus/disclosure statement. The liquidation analysis reflects the estimated cash proceeds, net of liquidation-related costs, that would be available to the Company’s creditors if the Company were to be liquidated pursuant to a chapter 7 liquidation as an alternative to continued operation of the Company’s business. Accordingly, asset values discussed herein may be different than amounts referred to elsewhere in this prospectus/disclosure statement, including the prepackaged plan. The liquidation analysis is based upon the assumptions discussed herein and in this prospectus/disclosure statement. All capitalized terms not defined in this liquidation analysis have the meanings ascribed to them in this prospectus/disclosure statement.

UNDERLYING THE LIQUIDATION ANALYSIS ARE NUMEROUS ESTIMATES AND ASSUMPTIONS REGARDING LIQUIDATION PROCEEDS THAT, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY THE COMPANY’S MANAGEMENT AND ITS ADVISORS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE COMPANY WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS SET FORTH HEREIN.

Significant Assumptions

Hypothetical recoveries to stakeholders of the Company in a chapter 7 liquidation were determined through multiple steps, as set forth below.

The basis of the liquidation analysis is the Company’s projected balance sheet as of November 1, 2009 (except as noted otherwise), and assumes that the Company would commence a chapter 7 liquidation on that date.

The liquidation analysis also assumes that the liquidation of the Company would commence under the direction of a court-appointed chapter 7 trustee. The liquidation analysis reflects the wind-down and liquidation of substantially all of the Company’s operations over a 12-month wind-down period, during which time all of the Company’s major assets would be sold and the cash proceeds, net of liquidation-related costs, would be distributed to satisfy claims.

Estimate of Net Proceeds

Estimates were made of the cash proceeds that might be received from the liquidation of the Company’s assets listed on its balance sheet, giving due consideration to the effects of the chapter 7 liquidation itself, including (1) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and advisors to such trustee (see below) and (2) the potential erosion in value of assets in a chapter 7 case in the context of the expedited liquidation required under chapter 7.

In this liquidation analysis, each operating facility is assumed to be shut down and marketed for sale separately. Liquidation values were assessed for general classes by estimating percentage recoveries of the gross book value of the asset that a chapter 7 trustee might achieve through the disposition. Proceeds are net of holding costs, including insurance, taxes, utilities, security and maintenance, which are assumed to be incurred until a sale is concluded.

The liquidation analysis does not reflect any potential recoveries that might be realized by the chapter 7 trustee’s potential pursuit of any avoidance actions, as the Company believes that any such potential recoveries are highly speculative in light of, among other things, the various defenses that would likely be asserted. Similarly, the liquidation analysis does not reflect any recoveries that might be realized from any current or potential future litigation initiated by the Company.

Estimate of Costs

Proceeds from a chapter 7 liquidation would be reduced by administrative costs incurred during the wind-down of the Company’s operations, the disposition of assets and the reconciliation of claims against the Company. These liquidation costs include professional (including attorneys, financial advisors, appraisers and accountants) and trustee fees, commissions, salaries, severance and retention costs, certain occupancy costs, the estimated holding costs for each plant over the relevant period and the estimated costs of shutting down the plants. Actual liquidation costs may exceed the estimate included in this liquidation analysis, particularly if the wind-down of operations, disposition of assets and reconciliation of claims takes longer than the assumed 12-month wind-down period.

Distribution of Net Proceeds under Absolute Priority

The amount of cash available would be the sum of the proceeds from the disposition of the Company’s assets and the cash held by the Company at the commencement of its chapter 7 cases. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full, and no equity holder would receive any distribution until all creditors are paid in full. As such, prior to delivering any proceeds to holders of general unsecured claims and convertible notes claims, available cash and asset liquidation proceeds would first be applied, as applicable, to the liquidation costs (including any incremental administrative expense claims that may result from the termination of the Company’s business and the liquidation of the Company’s assets), secured claims and other priority claims under section 507 of the Bankruptcy Code as required under section 726 of the Bankruptcy Code. Remaining cash and asset liquidation proceeds after satisfaction of the liquidation costs, secured claims and priority claims, if any, would be available for distribution to holders of general unsecured claims, holders of convertible notes and equity interest holders in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors, the Company has determined, as summarized in the charts below and in the section above titled “—Best Interests Test,” that the Company’s proposed prepackaged plan will provide creditors with a recovery that is not less than what creditors would receive pursuant to a liquidation of the Company’s assets under chapter 7.

The following liquidation analysis should be reviewed with the accompanying footnotes.

Assumptions

Date	11/1/2009
Wind-Down Period (Years)	1.0
Proceeds Received (Mid-Year)	0.5
Discount Rate (5-Year LIBOR Swap)	2.7%
Chapter 7 Trustee Expenses as a % of Gross Liquidation Value	1.5%

			Hypothetical Percentage		Estimated
		Book Value at	Recovery		Liquidation Value
	Note	11/1/09	Low	High	Low	High
			($ in millions)

Cash	A	$75.7	100.0%	100.0%	$75.7	$75.7
Accounts receivable	B	81.0	60.0%	70.0%	48.6	56.7
Other receivables	C	2.3	70.0%	75.0%	1.6	1.8
Inventory	D	81.5	30.0%	40.0%	24.4	32.6
Income tax receivable	E	25.2	90.0%	100.0%	22.7	25.2
Prepaid expenses	F	18.5	15.0%	30.0%	2.8	5.6
Investments in debt and equity	G	5.6	80.0%	90.0%	4.5	5.0
Intangible assets, net	H	29.0	15.0%	20.0%	4.4	5.8
Property, Plant & Equipment, net	I	237.5	30.0%	40.0%	71.2	95.0

Total Assets		$556.3			$255.9	$303.4
Corporate Wind-Down Costs	J				(12.0)	(12.0)
Administrative Expenses—Professionals and Other	K				(12.0)	(12.0)
Administrative Expenses—Chapter 7 Trustee	L				(3.8)	(4.6)
Estimated Liquidation Proceeds net of Expenses					$228.1	$274.8

Present Value of Estimated Liquidation Proceeds net of Expenses					$225.0	$271.1

	Note

Industrial Revenue Bond	M	$0.4	$0.4
Recovery Amount		$0.4	$0.4
% of Claim		100.0%	100.0%
Existing Credit Facility	N	$300.8	$300.8
Recovery Amount		$224.6	$270.7
% of Claim		74.7%	90.0%
Priority Claims	O	$50.6	$50.6
Recovery Amount		$0.0	$0.0
% of Claim		0.0%	0.0%
General Unsecured Claims & Convertible Senior Subordinated Notes	P	$263.4	$263.4
Recovery Amount		$0.0	$0.0
% of Claim		0.0%	0.0%

Net Estimated Proceeds for Payment of Common Equity Interests		$0.0	$0.0

Footnotes to the Liquidation Analysis

Unless stated otherwise, the book values used in this liquidation analysis are the projected net book values of the Company’s assets as of November 1, 2009. Actual results may vary significantly from those projected.

Note A—Cash and Cash Equivalents

The liquidation analysis is based on the assumption that operations during the liquidation period would not generate additional cash available for distribution. It is assumed that all cash and cash equivalents held in the Company’s accounts are available for distribution except for restricted cash that collateralizes letters of credits. On that basis, the Company projects that on November 1, 2009, the Company will have available cash on hand of approximately $75.7 million.

Note B—Accounts Receivable

The analysis of accounts receivable assumes that a chapter 7 trustee would retain certain existing staff of the Company to handle an aggressive collection effort of outstanding trade accounts receivable from customers. Collections during a liquidation of the Company would likely be significantly compromised as customers may attempt to set off outstanding amounts owed to the Company against alleged damages relating to breach of contract claims. The liquidation value of accounts receivable was estimated by applying a recovery factor consistent with the Company’s experience in collecting accounts receivable and the expectation of additional attempts to set off. The estimate also considers the inevitable difficulty a liquidating company has in collecting its receivables and any concessions that might be required to facilitate the collection of certain accounts. Estimated recoveries are between 60% and 70% of accounts receivable.

Note C—Other Receivables

Other receivables include rebate receivables from vendors and miscellaneous non-trade receivables. Estimated recoveries are between 70% and 75%.

Note D—Inventory

Inventory is primarily comprised of raw materials, work in process and finished goods. Estimated recoveries are between 30% and 40% of the book value of inventory.

Note E—Income Tax Receivables

The Company expects to have an income tax receivable of $25.2 million on November 1, 2009. Estimated recoveries are between approximately 90% and 100% of the income tax receivables.

Note F—Prepaid Expenses

Prepaid expenses include equipment and software maintenance contracts, Mexican VAT taxes, insurance, professional fees related to the debt restructuring, deposits and supplies. Estimated recoveries are between approximately 15% and 30%.

Note G—Investments in Debt and Equity

Investments in debt and equity are comprised of mutual fund type securities. Estimated recoveries are between approximately 80% and 90%.

Note H—Intangible Assets, net

Intangible assets include trade names, backlog, customer lists and relationships, non-competition agreements, and property rights. Estimated recoveries are between approximately 15% and 20%.

Note I—Property, Plant and Equipment, net

The estimated net book value of fixed assets owned by the Company at November 1, 2009 is $237.5 million. The Company’s fixed assets consist primarily of land, buildings and improvements, machinery, equipment, furniture, transportation equipment, and computer software and equipment. Estimated recoveries are between 30% and 40%.

Note J—Administrative Expenses—Corporate/Plant Wind–Down

Administrative expenses include operating costs during a projected one-year wind-down period commencing November 1, 2009, as well as certain liquidation costs and expenses of the chapter 7 estates, but exclude chapter 7 trustee compensation and fees to professionals retained in the chapter 7 cases.

Corporate and plant-level payroll and operating costs during the liquidation are based upon the assumption that certain operating and corporate functions would be retained to assist a trustee with the liquidation process. The remaining staff would also be needed to maintain and close the accounting records and to complete certain administrative tasks including the preparation of payroll and tax returns. Certain minimum plant staff would be required at the Company’s operating facilities to complete the closure and mothballing of the facilities, assist with the sale and handling of the inventory and to oversee the removal and sale/disposal of equipment.

Note K—Administrative Expenses—Professionals and Other

Administrative expenses include chapter 7 professional fees and expenses, including legal, investment banking and accounting fees expected to be incurred during the one-year liquidation period and not already deducted from liquidation values.

Note L—Administrative Expenses—Chapter 7 Trustee

Chapter 7 trustee fees include compensation for services rendered by a chapter 7 trustee in accordance with section 326 of the Bankruptcy Code. Trustee fees are estimated at 1.5% of the gross liquidation value of the Company’s assets.

Note M—Industrial Revenue Bond

Our industrial revenue bond is estimated to have a balance of $0.4 million on November 1, 2009. It is assumed that the balance owed is paid using proceeds from the Elizabethton, Tennessee facility to which the bonds are related, with excess proceeds from the sale of the facility, if any, to be made available to other creditors in accordance with their priority.

Note N—Existing Credit Facility

The balance owed under our existing credit facility is assumed to be paid from the net liquidation proceeds of the liquidated assets after satisfaction of the liquidation costs and our industrial revenue bond. The obligations owing under our existing credit facility on November 1, 2009 are estimated to be $300.8 million (including pre-petition accrued and unpaid interest and a liability for a related interest-rate swap).

Note O—Priority Claims

Priority Claims include claims entitled to priority status as set out in section 507 of the Bankruptcy Code. Estimated Priority Claims of approximately $50.6 million include certain obligations to employees and are assumed to be paid on from the net proceeds, if any, remaining after the payment of the liquidation costs and obligations under the existing credit facility and our industrial revenue bonds.

Note P—General Unsecured Claims and Convertible Notes

The liquidation analysis assumes that general unsecured claims will consist of pre-petition unpaid, unsecured obligations owed to vendors, employees (other than priority claims of employees) and litigation parties. The liquidation analysis does not attempt to estimate additional general unsecured claims that would arise as a result of the rejection of executory contracts and leases that would otherwise be assumed under the prepackaged plan, and the failure of the Company to perform under existing contracts. The amount of such additional claims would likely be substantial in amount. For purposes of this liquidation analysis, general unsecured claims in the aggregate are estimated to be $81.7 million.

The liquidation analysis assumes that the convertible notes are pari passu to general unsecured claims. The convertible notes claims are estimated to be $181.8 million (including pre-petition accrued and unpaid interest).

General unsecured claims and the convertible notes claims are assumed to be paid on a pro rata basis from the net liquidation proceeds available, if any, after the payment of all other claims.

THESE ESTIMATED LIQUIDATION VALUES ARE SPECULATIVE AND COULD VARY DRAMATICALLY FROM THE AMOUNTS THAT MAY BE RECOVERED IN AN ACTUAL LIQUIDATION UNDER CHAPTER 7 OF THE BANKRUPTCY CODE. IN MANY CASES, OUR ASSETS MIGHT NOT COMMAND SIGNIFICANT PRICES IF PURCHASED FOR USES OTHER THAN THAT FOR WHICH THEY WERE DESIGNED.

As described above, to estimate the liquidation proceeds we assumed that our assets are disposed of in a straight liquidation during a the 12-month wind-down period. Our belief that confirmation of the prepackaged plan will provide each holder of a claim in an impaired class with a recovery at least equal to the recovery that such holder would receive pursuant to a liquidation under chapter 7 of the Bankruptcy Code is based on a comparison of the liquidation values set forth in the liquidation analysis with our estimate of the value of the distributions to the holders of claims pursuant to the prepackaged plan. In preparing these analyses, we were assisted by Greenhill, our financial advisor in connection with the restructuring.

Alternatives to Confirmation of the Prepackaged Plan

If the prepackaged plan is not confirmed, we or, subject to further determination by the bankruptcy court as to extensions of our exclusive period within which to propose a plan of reorganization (which is the first 120 days after the commencement of reorganization case, subject to reduction or extension by the bankruptcy court), any other party in interest in our reorganization case could attempt to formulate and propose a different plan or plans of reorganization. Such plans could involve a reorganization and continuation of our businesses, a sale of our business as a going concern, an orderly liquidation of our assets, or any combination thereof. If no plan of reorganization is confirmed by the bankruptcy court, our reorganization case may be converted to a liquidation case under chapter 7 of the Bankruptcy Code. In that event, the bankruptcy court may grant holders of secured claims relief from the automatic stay to foreclose on their collateral and, accordingly, our valuable assets may be lost.

In a chapter 7 case, a trustee would be appointed or elected with the primary duty of liquidating our assets. Typically, in a liquidation, assets are sold for less than their going concern value and, accordingly, the return to creditors would be reduced. Proceeds from liquidation would be distributed to our creditors in accordance with the priorities set forth in the Bankruptcy Code.

Because of the difficulties in estimating what our assets would bring in a liquidation and the uncertainties concerning the aggregate claims to be paid and their priority in liquidation, it is not possible to predict with certainty what return, if any, each class of claims or interests might receive in a liquidation. Nevertheless, we believe that the most likely result would be the sale of our assets at a price which is significantly less than needed to pay our debts in full. We believe that holders of impaired claims and interests would realize a greater recovery under the prepackaged plan than would be realized under a chapter 7 liquidation.

Solicitation and Voting Procedures

The following summarizes briefly the procedures to accept or reject the prepackaged plan. Holders of claims are encouraged to review the relevant provisions of the Bankruptcy Code and/or to consult their own attorneys.

The Solicitation Package

The following materials constitute the solicitation package:

•	the appropriate ballots and applicable voting instructions;

•	a pre-addressed, postage pre-paid return envelope; and

•	the prospectus/disclosure statement with all exhibits, including the prepackaged plan and any other supplements or amendments to these documents.

The two voting classes, Classes 3 and 5, entitled to vote to accept or reject the prepackaged plan shall be sent paper copies of the prospectus/disclosure statement with all exhibits, including the prepackaged plan. Any party who desires additional paper copies of these documents may request copies from the voting agent by writing to Financial Balloting Group LLC, 757 Third Avenue, 3rd Floor, New York, NY 10017, or calling (646) 282-1800. The solicitation package (except the ballots) can also be obtained by accessing the Company’s website, http://www.ncilp.com. All parties entitled to vote to accept or reject the prepackaged plan shall receive a paper copy of each appropriate ballot.

The plan supplement will be filed with the bankruptcy court no later than five days prior to the confirmation hearing or such later date as may be approved by the bankruptcy court. The plan supplement will include the following: (1) our amended and restated certificate of incorporation and by-laws as of the effective date of the prepackaged plan; (2) the list (as may be amended), as determined by us, of executory contracts and unexpired leases (including any amendments or modifications thereto) that will be rejected by us pursuant to the provisions of the prepackaged plan; (3) a list of retained causes of action; (4) the stockholders agreement; (5) the ABL agreement; and (6) the amended credit agreement. The Company may subsequently add additional items to the plan supplement, which will also be filed with the bankruptcy court.

Voting Deadline

The period during which ballots with respect to the prepackaged plan will be accepted by the voting agent will terminate on the voting deadline, or 11:59 p.m, New York City Time, on October 19, 2009, unless the Company extends the date until which ballots will be accepted. Except to the extent the Company so determines or as permitted by the bankruptcy court, ballots that are received after the voting deadline will not be counted or otherwise used by the Company in connection with the Company’s request for confirmation of the prepackaged plan (or any permitted modification thereof).

The Company reserves the absolute right, at any time or from time to time, to extend the period of time (on a daily basis, if necessary) during which ballots will be accepted for any reason, including determining whether or not the requisite number of acceptances have been received, by making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the voting deadline. The Company will give notice of any such extension in a manner deemed reasonable to the Company in its discretion. As of the date of this prospectus/disclosure statement, we have no intention of extending such date.

Voting and Revocation Instructions

Only the holders of allowed Class 3 Senior Secured Term Loan Claims and Class 5 Convertible Notes Claims are entitled to vote to accept or reject the prepackaged plan, and they may do so by following the instructions below and the voting instructions attached to the ballot. The failure of a holder to deliver a duly executed ballot will be deemed to constitute an abstention by such holder with respect to voting on the prepackaged plan, and such abstentions will not be counted as votes for or against the prepackaged plan.

The Company is providing the solicitation package to holders of Class 3 Senior Secured Term Loan Claims and Class 5 Convertible Notes Claims whose names (or the names of their nominees) appear as of the voting record date, which was August 28, 2009, in the records maintained by the Company.

If you hold Class 3 Senior Secured Term Loan Claims or Class 5 Convertible Notes Claims that are registered in your own name, including by a participant in DTC whose name appears on a security position listing as the owner of convertible notes, you can vote on the prepackaged plan by completing the information requested on the appropriate ballot, signing, dating and indicating your vote on the ballot, and returning the completed original ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the voting agent before the voting deadline, 11:59 p.m., New York City time, on October 19, 2009 (unless the voting deadline is extended, in which case the ballots must be received by the voting agent by any subsequent time or date to which the voting deadline is extended).

If you are a beneficial owner holding securities as a record holder in your own name you should complete the information requested on the ballot, indicate your vote on the ballot, and return the completed original ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the voting agent before the voting deadline.

If you are a beneficial owner holding securities through a broker, dealer, commercial bank, trust company or other nominee, or your “nominee,” you can vote on the prepackaged plan in one of the two following ways:

•	If your ballot has already been signed (or “prevalidated”) by your nominee (as described below), you can vote on the prepackaged plan by completing the information requested on the ballot, indicating your vote on the ballot, and returning the completed original ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the voting agent before the voting deadline.

•	If your ballot has not been signed (or “prevalidated”) by your nominee, you can vote on the prepackaged plan by completing the information requested on the ballot, indicating your vote on the ballot, and returning the completed original ballot to your nominee in sufficient time for your nominee then to process the ballot and return it to the voting agent so that it is actually received by the voting agent before the voting deadline. If no self-addressed, postage pre-paid envelope was enclosed for this purpose, the nominee must be contacted for instructions.

Any ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the prepackaged plan until such nominee properly completes and delivers to Financial Balloting Group that ballot (properly validated) or a master ballot that reflects the vote of such beneficial owner.

If you are a broker, dealer, commercial bank, trust company or other nominee that is the registered holder of securities, please forward a copy of this prospectus/disclosure statement, the appropriate ballot, and any other enclosed materials to each beneficial owner as of the voting record date and arrange for beneficial owners to vote in accordance with the voting procedures described herein and:

•	If you have signed (or “prevalidated”) a ballot by: (1) signing the ballot; (2) indicating on the ballot the name of the registered holder and the amount of securities held by the nominee; and (3) forwarding such ballot together with the solicitation package and other materials requested to be forwarded, to the beneficial owner for voting; then the beneficial owner must vote on the prepackaged plan by completing the information requested on the ballot, indicating its vote on the ballot, and returning the completed original ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the voting agent before the voting deadline. A list of the beneficial owners to whom “pre-validated” ballots were delivered should be maintained by the nominee for inspection for at least on year from the voting deadline.

•	If you have not signed (or “prevalidated”) the appropriate ballot, then you, as nominee, may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned ballots, together with this prospectus/disclosure statement, a return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded. Each such beneficial owner may vote on the prepackaged plan by completing the information requested on the ballot, indicating its vote on the ballot, and returning the completed original ballot to you, as nominee. After collecting the ballots, you, as nominee, should, in turn, complete a master ballot compiling the votes and other information from the ballot, execute the master ballot, and deliver the master ballot to the voting agent so that it is actually received by the voting agent before the voting deadline. All ballots returned by beneficial owners should either be forwarded to the voting agent (along with the master ballot) or be retained by nominees for inspection for at least one year from the voting deadline.

Each nominee should advise its beneficial owners to return their ballots to the nominee by a date calculated by the nominee to allow it to prepare and return the master ballot to the voting agent so that it is actually received by the voting agent before the voting deadline.

The Company expects that The Depository Trust Company, as a nominee holder of convertible notes, will arrange for its participants to vote by executing a letter of authorization in favor of such participants. As a result of such letter, each such participant will be authorized to vote its voting record date positions held in the name of such securities clearing agencies, and the Company shall, in any event, rely on the listing of participants provided by the Depositary Trust Company as of the voting record date.

Any beneficial owner of eligible Class 3 Senior Secured Term Loan Claims or Class 5 Convertible Notes Claims that has not received a ballot should contact its nominee or the Financial Balloting Group LLC at its address and telephone number on the back cover of this prospectus/disclosure statement.

The Company has engaged Financial Balloting Group LLC as the voting agent to assist in the balloting and tabulation process. The voting agent will process and tabulate ballots for each class entitled to vote to accept or reject the prepackaged plan and will file the voting report as soon as practicable on or after the petition date.

Any ballot that is properly executed by the holder of a claim, but which does not clearly indicate an acceptance or rejection of the prepackaged plan or which indicates both an acceptance and a rejection of the prepackaged plan, shall not be counted.

Each holder of a Class 3 Senior Secured Term Loan Claims and Class 5 Convertible Notes Claims must vote all of their claims within a particular class either to accept or reject the prepackaged plan and may not split their votes.

All ballots are accompanied by a pre-addressed, postage-paid envelope. It is important to follow the specific instructions provided on each ballot.

Acceptances or rejections may be withdrawn or revoked at any time prior to the voting deadline by the beneficial owner on the voting record date who completed the original master ballot or ballot, or by the nominee who completed the master ballot in such beneficial owner’s name, as the case may be. However, after commencement of a reorganization case in connection with the prepackaged plan, withdrawal or revocation of votes accepting or rejecting the prepackaged plan may be effected only with the approval of the bankruptcy court.

Acceptances or rejections in regard to the prepackaged plan may be withdrawn or revoked prior to commencement of a reorganization case in connection with the prepackaged plan by complying with the following procedures: (1) a beneficial owner of convertible notes should deliver a written notice of withdrawal or revocation to the record holder for endorsement and delivery to the voting agent and (2) a record holder of convertible notes who voted securities held for their own account should deliver a written notice of withdrawal or revocation to the voting agent.

To be effective, a notice of revocation and withdrawal must:

•	be timely received by the ballot agent at its address specified on the back cover of this prospectus/disclosure statement,

•	specify the name and/or customer account number of the beneficial owner whose vote on the prepackaged plan of reorganization is being withdrawn or revoked,

•	contain the description of the claim as to which a vote on the prepackaged plan of reorganization is withdrawn or revoked, and

•	be signed by the beneficial owner of the claim who executed the ballot reflecting the vote being withdrawn or revoked, or by the nominee who executed the master ballot reflecting the vote being withdrawn or revoked, as applicable, in each case in the same manner as the original signature on the ballot or master ballot, as the case may be.

After the commencement of a reorganization case in connection the prepackaged plan, a notice of withdrawal of a previously furnished ballot or master ballot will not be effective without the approval of the bankruptcy court.

Note to Holders of Class 3 Second Secured Term Loan Claims and Class 5 Convertible Notes Claims

By signing and returning a ballot, each holder of a Class 3 Second Secured Term Loan Claim or Class 5 Convertible Notes Claim will be certifying to the bankruptcy court and the Company that, among other things:

•	the holder has received and reviewed a copy of the prospectus/disclosure statement and solicitation package and acknowledges that the solicitation is being made pursuant to the terms and conditions set forth therein;

•	the holder has cast the same vote with respect to all claims in the same respective class; and

•	no other ballots with respect to the same claim have been cast, or, if any other ballots have been cast with respect to such claim, then any such ballots are thereby revoked.

Voting Tabulation

The ballot does not constitute, and shall not be deemed to be, a proof of claim or an assertion or admission of a claim. Only holders of claims in the voting classes shall be entitled to vote with regard to such claims.

Unless the Company decides otherwise, ballots received after the voting deadline may not be counted. The method of delivery of the ballots to be sent to the voting agent is at the election and risk of each holder of a Class 3 Senior Secured Term Loan Claim and Class 5 Convertible Notes Claim. Except as otherwise provided in the solicitation procedures, a ballot will be deemed delivered only when the voting agent actually receives the original executed ballot. No ballot should be sent to the Company, the Company’s agents (other than the voting agent), or the Company’s financial or legal advisors.

Subject to our obligations under the investment agreement, we reserve the right to use the acceptances to seek confirmation of any permitted amendment or modification of the prepackaged plan, provided that we may not make any amendment or modification to the prepackaged plan prohibited by the prepackaged plan. Under the investment agreement, we are prohibited from waiving any condition to the prepackaged plan or making any changes to the terms and conditions of the prepackaged plan without the prior consent of the CD&R Fund.

The Bankruptcy Code may require the Company to disseminate additional solicitation materials if the Company makes material changes to the terms of the prepackaged plan or if the Company waives a material condition to confirmation of the prepackaged plan. In that event, the solicitation will be extended to the extent directed by the bankruptcy court.

If multiple ballots are received from the same holder with respect to the same Class 3 Senior Secured Term Loan Claim or Class 5 Convertible Notes Claim prior to the voting deadline, the last ballot timely received will be deemed to reflect that voter’s intent and will supersede and revoke any prior ballot. Holders must vote all of their Class 3 Senior Secured Term Loan Claims or Class 5 Convertible Notes Claims within a particular prepackaged plan class either to accept or reject the prepackaged plan and may not split their vote. Accordingly, a ballot that partially rejects and partially accepts the prepackaged plan will not be counted. Further, to the extent there are multiple Class 3 Senior Secured Term Loan Claims or Class 5 Convertible Notes Claims in the same class, the Company may, in their discretion, and to the extent possible, aggregate the Class 3 Senior Secured Term Loan Claims or Class 5 Convertible Notes Claims of any particular holder within the particular class for the purpose of counting votes.

In the event a designation of lack of good faith is requested by a party in interest under section 1126(e) of the Bankruptcy Code, the bankruptcy court will determine whether any vote to accept and/or reject the prepackaged plan cast with respect to that claim will be counted for purposes of determining whether the prepackaged plan has been accepted and/or rejected.

The Company will file with the bankruptcy court, on the petition date, or as soon as practicable thereafter, the voting report prepared by the voting agent. The voting report shall, among other things, delineate every ballot that does not conform to the voting instructions or that contains any form of irregularity, including, but not limited to, those ballots that are late or (in whole or in material part) illegible, unidentifiable, lacking signatures or lacking necessary information, received via facsimile or e-mail or damaged. The voting report also shall indicate the Company’s intentions with regard to such irregular ballots. Neither the Company nor any other person or entity will be under any duty to provide notification of defects or irregularities with respect to delivered ballots other than as provided in the voting report, nor will any of them incur any liability for failure to provide such notification.

Holders of claims not a party to a lock-up agreement may elect to withhold their consent to the releases set forth in article VIII of the prepackaged plan by checking the applicable box on the ballot if such holders vote to reject the prepackaged plan.

Means for Implementing the Prepackaged Plan

Management

On the date the prepackaged plan becomes effective, our management, control and operation will become the general responsibility of our board of directors in accordance with Delaware law. Our board of directors on the effective date is described in the section titled “Directors and Management.” The prepackaged plan also authorizes us to assume, as may be modified, employment agreements with our executive officers, which will become effective on the date the prepackaged plan becomes effective. For a description of the directors’ and officers’ backgrounds, affiliations, salary compensation and whether or not such persons are also insiders, see “Directors and Management.”

We will disclose, prior to the hearing on the confirmation of the prepackaged plan, such additional information as is necessary to satisfy section 1129(a)(5) of the Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as one of our officers or directors, to the extent it is different than disclosed herein, and (2) the identity of any other insider that will be employed or retained by us and said insider’s compensation.

Cancellation of Existing Securities and Indebtedness

As a general matter, on the effective date, all notes, indentures, instruments and other documents evidencing the claims or interests classified in Classes 3 and 5 of the prepackaged plan will be cancelled and any collateral security with respect to such claims will be released. Without limiting the generality of the foregoing, on the effective date of the prepackaged plan, the convertible notes will be cancelled.

The CD&R Investment

As a condition to the effective date of the prepackaged plan, the CD&R investment must be consummated in order to make any distributions pursuant to the prepackaged plan.

Issuance of Common Stock

On the effective date of the prepackaged plan, we will issue, in accordance with the terms of the prepackaged plan, an aggregate of 250,000 shares of Series B convertible preferred stock and, as permitted by our amended and restated certificate of incorporation, 70,200,000 newly issued shares of common stock. All shares to be issued pursuant to the prepackaged plan will be, upon issuance, fully paid and non-assessable. The holders of common stock do not have preemptive or other rights to subscribe for additional shares. The CD&R Fund will be granted subscription rights under the terms and conditions of the stockholders agreement. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement.”

We expect that the confirmation order of the bankruptcy court will provide that the issuance of the common stock in respect of the convertible notes shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code.

Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims

We may seek confirmation of the prepackaged plan even if the plan is not accepted by all impaired classes pursuant to the “cram-down” provisions set forth in section 1129(b) of the Bankruptcy Code. Under the “cram-down” provisions, upon the request of a plan proponent, the bankruptcy court will confirm a plan despite the lack of acceptance by an impaired class or classes if the bankruptcy court finds that:

•	the plan does not discriminate unfairly with respect to each non-accepting impaired class; and

•	the plan is fair and equitable with respect to each non-accepting impaired class.

These standards ensure that holders of junior interests, such as common stockholders, cannot retain any interest in the debtor under a plan that has been rejected by a senior class of impaired claims or interests unless such impaired claims or interests are paid in full.

As used by the Bankruptcy Code, the phrases “discriminate unfairly” and “fair and equitable” have narrow and specific meanings unique to bankruptcy law. A plan does not “discriminate unfairly” if claims or interests in different classes but with similar priorities and characteristics receive or retain property of similar value under a plan. By establishing separate classes for the holders of each type of claim or interest and by treating each holder of a claim or interest in each class identically, the prepackaged plan has been structured so as to meet the “unfair discrimination” test of section 1129(b) of the Bankruptcy Code.

The Bankruptcy Code sets forth different standards for establishing that a plan is “fair and equitable” with respect to a dissenting class, depending on whether the class is comprised of secured or unsecured claims or interests. In general, section 1129(b) of the Bankruptcy Code permits confirmation notwithstanding non-acceptance by an impaired class if that class and all junior classes are treated in accordance with the “absolute priority” rule, which requires that the dissenting class be paid in full before a junior class may receive any distributions under the plan. In addition, case law surrounding section 1129(b) requires that no class senior to a non-accepting impaired class receives more than payment in full on its claims.

With respect to a class of unsecured claims that does not accept the prepackaged plan, we must demonstrate to the bankruptcy court that either:

•	each holder of an unsecured claim in the dissenting class receives or retains under such plan property of a value equal to the allowed amount of its unsecured claim; or

•	the holders of claims or holders of interests that are junior to the claims of the holders of such unsecured claims will not receive or retain any property under the prepackaged plan.

Additionally, we must demonstrate that the holders of claims or interests that are senior to the claims or interests of the dissenting class of unsecured claims or interests receive no more than payment in full on their claims or interests under the prepackaged plan.

To the extent necessary, we will demonstrate that the prepackaged plan satisfies the standards set forth in section 1129(b) of the Bankruptcy Code at the confirmation hearing.

Valuation Analysis and Financial Projections

Valuation of the Company Post Restructuring

At the Company’s request, Greenhill has prepared an estimated going concern value for the Company after giving effect to the restructuring.

In preparing the Company’s estimated enterprise value after giving effect to the restructuring, Greenhill:

•	reviewed certain historical financial information of the Company for recent years and interim periods;

•	reviewed certain internal financial and operating data of the Company, including the financial projections developed by the Company’s management relating to their businesses and prospects;

•	met with certain members of senior management of the Company to discuss the Company’s operations and future prospects;

•	reviewed publicly available financial data and considered the market values of public companies deemed generally comparable to the operating businesses of the Company;

•	considered certain economic and industry information relevant to the Company’s operating businesses; and

•	conducted such other analyses as Greenhill deemed appropriate.

Although Greenhill conducted a review and analysis of the Company’s businesses, operating assets and liabilities, and business plans, Greenhill assumed and relied on, without independent verification, the accuracy and completeness of all: (1) historical financial and other information furnished to it by or on behalf of the Company and (2) publicly available information. Greenhill further assumed that the financial projections were prepared reasonably and in good faith on a basis reflecting the Company’s best estimates and judgment as to future operating and financial performance. Greenhill did not conduct an independent evaluation or appraisal of the Company’s assets, and no independent evaluations or appraisals of the Company’s assets were sought or were obtained in connection therewith.

Greenhill estimated the Company’s enterprise value after giving effect to the restructuring to be between approximately $375 million and $525 million, with a midpoint of $450 million as of an assumed effective date of the prepackaged plan of November 2, 2009, which may not be the actual effective date of the prepackaged plan. This reorganization enterprise value (ascribed as of the date of this prospectus/disclosure statement) reflects, among other factors discussed below, current financial market conditions and the inherent uncertainty today as to the achievement of the Company’s financial projections, which are set forth under “Unaudited Projected Consolidated Financial Information for Restructuring under the Prepackaged Plan.” Greenhill’s estimate of a range of enterprise values does not constitute an opinion as to the fairness from a financial point of view of the consideration to be received under the terms of the prepackaged plan or of the terms and conditions of the prepackaged plan.

The range of the Company’s estimated enterprise value, as of an assumed effective date of November 2, 2009, and after giving effect to the restructuring, reflects work performed by Greenhill on the basis of information available to, and analyses undertaken by, Greenhill as of August 26, 2009. It should be understood that, although subsequent developments may affect Greenhill’s conclusions, Greenhill does not have any obligation to update, revise or reaffirm its estimate.

In performing its analysis, Greenhill used various valuation techniques, including:

•	a comparable company analysis, in which Greenhill analyzed the enterprise values of public companies that Greenhill deemed generally comparable to all or parts of the Company’s operating business as a multiple of certain financial measures, including EBITDA and then applied selected multiples derived from such analysis to the projected EBITDA of the Company;

•	a precedent transactions analysis, in which Greenhill analyzed the financial terms of certain acquisitions of companies that Greenhill believed were comparable to all or parts of the Company’s business, and then applied certain financial performance and other metrics provided by such analysis to the relevant metrics of the Company; and

•	a discounted cash flow analysis, in which Greenhill, using a weighted average cost of capital, computed the present value of free cash flows from the Company and the terminal value of the Company.

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill. An estimate of total enterprise value is not entirely mathematical, but rather it involves complex considerations and judgments concerning various factors that could affect the value of an operating business. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimate of implied reorganized equity value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. The estimates are inherently subject to uncertainties and contingencies beyond the control of the Company. Greenhill does not assume responsibility for their accuracy. Depending on the results of the Company’s operations or changes in the financial markets, Greenhill’s valuation analysis as of the effective date may differ from that disclosed herein. In addition, estimates of implied reorganized equity value do not purport to be appraisals, nor do they necessarily reflect the values that might be realized if assets were sold.

The foregoing valuation reflects a number of assumptions, including a successful reorganization of the Company’s businesses and finances in a timely manner, achieving the forecasts reflected in the financial projections, the amount of available cash, market conditions, the availability of certain tax attributes and the prepackaged plan becoming effective in accordance with its terms on a basis consistent with the estimates and other assumptions discussed herein. The estimates of value represent hypothetical enterprise values of the Company after giving effect to the restructuring as the continuing operator of its business and assets and assume that such assets are operated in accordance with the Company’s business plan. They do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the trading value or sale of any securities to be issued pursuant to the prepackaged plan, which may be significantly different than the amounts set forth herein. Such estimates were developed solely for purposes of formulation and negotiation of the prepackaged plan and analysis of implied relative recoveries to creditors thereunder. Moreover, to the extent that the estimated range of enterprise value is dependent upon the Company’s achievement of the financial projections, it is inherently speculative.

In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates; conditions in the financial markets; the anticipated initial securities holdings of prepetition creditors, some of which may prefer to liquidate their investment rather than hold it on a long term basis; and other factors that generally influence the prices of securities. If the Company seeks confirmation of the prepackaged plan in the prepackaged plan proceeding, actual market prices of such securities also may be affected by the prepackaged plan proceeding or by other factors not possible to predict. Accordingly, the reorganization enterprise value estimated by Greenhill does not necessarily reflect, and should not be construed as reflecting, values of the common stock that will be attained in the public or private markets. The enterprise value ascribed in the analysis does not purport to be an estimate of the post reorganization market trading value of the common stock. Such trading value may be materially different from the reorganization enterprise value ranges associated with Greenhill’s valuation analysis.

THE FOREGOING VALUATION IS BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE COMPANY. ACCORDINGLY, THERE CAN BE NO ASSURANCE

THAT THE RANGES REFLECTED IN THE VALUATION WOULD BE REALIZED IF THE PLAN WERE TO BECOME EFFECTIVE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

THE ESTIMATED CALCULATION OF ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS AS SET FORTH IN THE COMPANY’S FINANCIAL PROJECTIONS, AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS, NONE OF WHICH ARE GUARANTEED AND MANY OF WHICH ARE OUTSIDE OF THE COMPANY’S CONTROL, AS FURTHER DISCUSSED IN THE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS/DISCLOSURE STATEMENT.

THE CALCULATIONS OF VALUE SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE ENTERPRISE VALUE STATED HEREIN DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-RESTRUCTURING MARKET VALUE. SUCH VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE ENTERPRISE VALUE RANGES ASSOCIATED WITH THIS VALUATION ANALYSIS. NO RESPONSIBILITY IS TAKEN BY GREENHILL FOR CHANGES IN MARKET CONDITIONS AND NO OBLIGATIONS ARE ASSUMED TO REVISE THIS CALCULATION OF THE COMPANY’S VALUE TO REFLECT EVENTS OR CONDITIONS THAT SUBSEQUENTLY OCCUR. THE CALCULATIONS OF VALUE DO NOT CONFORM TO THE UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE OF THE APPRAISAL FOUNDATION.

Distributions

All distributions required under the prepackaged plan to holders of allowed claims and interests shall be made by a disbursing agent pursuant to a disbursing agreement. The disbursing agent may designate, employ or contract with other entities to assist in or perform the distributions. The disbursing agent and such other entities will serve without bond.

The distribution date will mean the date, occurring on or as soon as practicable after the later of (1) the effective date and (2) the date when a claim becomes an allowed claim or an interest becomes an allowed interest. Only holders of record of Class 3 Senior Secured Term Loan Claims and Class 5 Convertible Notes Claim as of the distribution record date shall be entitled to receive the distributions provided for in the prepackaged plan. As of the close of business on the distribution record date, the respective transfer ledgers in respect of the convertible notes and term loans under our existing credit facility will be closed, for purposes of making the distributions required in accordance with the provisions of the prepackaged plan. We and the disbursing agent will have no obligation to recognize any transfer of convertible notes or terms loans under our existing credit facility occurring after the distribution record date for purposes of such distributions. We and the disbursing agent will recognize and, for purposes of making such distributions under the prepackaged plan, deal only with those holders of record reflected on the transfer ledgers maintained by the registrars for the convertible notes and terms loans under our existing credit facility as of the close of business on the distribution record date, provided that nothing contained in the prepackaged plan will be deemed to prohibit or otherwise restrict the right of any such holder to transfer such securities at any time.

Distributions to holders of allowed claims and allowed interests will be made at the address of each such holder as set forth in our books and records, or in the case of holders of convertible notes or existing term loans, claims may be made at the addresses of the registered holders contained in the records of the registrar as of the distribution record date, except as provided below. If any holder’s distribution is returned as undeliverable, no further distributions to such holder will be made, unless and until we or the disbursing agent are notified of such holder’s then current address, at which time all missed distributions will be made to such holder together with any interest or dividends earned thereon. Amounts in respect of undeliverable distributions made through a disbursing agent will be returned to such disbursing agent making such distribution until such distributions are claimed. All claims for undeliverable distributions must be made on or before the later of the first anniversary of the date the prepackaged plan becomes effective and the date 90 days after such claim is allowed. After such date all unclaimed property held by a disbursing agent for distribution to holders will be returned to us and the claim of any holder with respect to such property will be discharged and forever barred.

Conditions to the Effective Date of the Prepackaged Plan

The effective date of the prepackaged plan will not occur until the conditions set forth below have been satisfied or waived:

•	the confirmation order (a) has been entered in form and substance satisfactory to the debtors and the CD&R Fund and (b) no stay of such order is in effect;

•	the plan supplement and all schedules, documents and exhibits contained therein have been filed in form and substance acceptable to the debtors and the CD&R Fund;

•	the effectiveness, execution and delivery, as the case may be, of all actions, documents, certificates, and agreements necessary to implement the prepackaged plan, including documents contained in the plan supplement, and, to the extent required, the filing with the applicable governmental authorities in accordance with applicable law of the same;

•	the satisfaction or waiver of all conditions precedent to the obligations of the parties to the investment agreement thereunder;

•	the receipt of all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the prepackaged plan;

•	the receipt of proceeds from the CD&R investment (which is itself subject to several conditions, including the consummation of the term loan refinancing and the ABL financing and the expiration or termination of any waiting period required to consummate the CD&R investment under the HSR Act and the Austrian Act see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment);

•	the consummation of the term loan refinancing (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—the Term Loan Refinancing”); and

•	the consummation of the ABL financing (see “The Restructuring—Description of the Term Loan Refinancing and the ABL Financing—the ABL Financing”); and

•	the occurrence of the effective date on or before the deadline set forth in the investment agreement.

We retain the right to waive any condition in our sole and absolute discretion, subject to the investment agreement.

Modification of the Prepackaged Plan

Except as otherwise specifically provided in the prepackaged plan, we reserve the right to modify the prepackaged plan, whether such modification is material or immaterial, and seek confirmation consistent with the Bankruptcy Code. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the prepackaged plan, we expressly reserve our rights to revoke, withdraw, alter, amend or modify the prepackaged plan, one or more times, after confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the prepackaged plan, or remedy any defect or omission, or reconcile any inconsistencies in the prepackaged plan, the prospectus/disclosure statement, or the confirmation order, in such matters as may be necessary to carry out the purposes and intent of the prepackaged plan.

Under the investment agreement, we are prohibited from waiving any condition to the prepackaged plan or making any changes to the terms and conditions of the prepackaged plan without the prior consent of the CD&R Fund.

Withdrawal of Prepackaged Plan

We reserve the right to revoke or withdraw the prepackaged plan prior to the effective date of the prepackaged plan and to file subsequent plans of reorganization. If we revoke or withdraw the prepackaged plan, or if confirmation does not occur, then: (1) the prepackaged plan will be null and void in all respects; (2) any settlement or compromise embodied in the prepackaged plan (including the fixing or limiting to an amount certain of any claim or interest or class of claims or interests), assumption or rejection of executory contracts or unexpired leases effected by the prepackaged plan, and any document or agreement executed pursuant to the prepackaged plan, will be null and void; and (3) nothing contained in the prepackaged plan will: (a) constitute a waiver or release of any claims or interests; (b) prejudice in any manner the rights of such debtor or any other entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by us.

Effect of Prepackaged Plan Confirmation

Discharge

The rights afforded in the plan and the treatment of all claims and interests therein shall be in exchange for and in complete satisfaction, discharge and release of all claims and interests of any nature, whatsoever, including any interest accrued on such claims from and after the petition date.

Except as otherwise provided in the plan or the confirmation order, on or after the effective date: (i) we will be discharged and released to the fullest extent permitted by section 1141 of the Bankruptcy Code from all claims and interests, including claims and interests that arose before the effective date and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code whether or not: (a) a proof of claim or proof of interest based on such debt or interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code, (b) a claim or interest based on such debt or interest is allowed pursuant to section 502 of the Bankruptcy Code, or (c) the holder of a claim or interest based on such debt or interest has accepted the plan; and (ii) all persons will be precluded from asserting against us, our successors or our assets or properties any other or future claims or interests based upon any act or omission, transaction or other activity of any kind or nature that occurred before the effective date.

Except as otherwise provided in the plan or the confirmation order and in addition the injunction provided under sections 524(a) and 1141 of the Bankruptcy Code, on and after the effective date of the prepackaged plan, all persons who have held, currently hold or may hold a debt, claim or interest discharged under the plan are permanently enjoined from taking any of the following actions on account of any such discharge, debt, claim or interest:

•	commencing or continuing in any manner any action or other proceeding against our successors or our respective properties;

•	enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against us, our successors or our properties;

•	creating, perfecting or enforcing any lien or encumbrance against us, our successors or our properties;

•	asserting any setoff, right of subrogation or recoupment of any kind against any obligation due us, our successors or our properties; and

•	commencing or continuing any action in any manner, in any place that does not comply with or is inconsistent with the provisions of the plan or the confirmation order.

Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.

Revesting of Assets and Operations of Property

As of the effective date, all property of the estate shall revest in us free and clear of all claims, liens, encumbrances and other interests of the holders of claims and interests. Without limiting the generality of the foregoing, all rights, privileges, entitlements, the authorizations, grants, permits, licenses, easements, franchises, and other similar items which constitute part of, or are necessary or useful in the operation of our property or business now conducted by us, will be vested in us on the effective date, of the prepackaged plan and will thereafter be exercisable and usable by us to the same and fullest extent they would have been exercisable and usable by us before the petition date. From and after the effective date, we may operate our business and use, acquire and dispose of property and settle and compromise claims or interests without supervision by the bankruptcy court and free of any restrictions of the Bankruptcy Code or bankruptcy rules, other than those restrictions expressly imposed by the plan and the confirmation order.

Settlement, Release, Injunction and Related Provisions

Discharges of Claims and Termination of Equity Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the prepackaged plan or in any contract, instrument, or other agreement or document created pursuant to the prepackaged plan, the distributions, rights, and treatment that are provided in the prepackaged plan shall be in complete satisfaction, discharge, and release, effective as of the effective date, of claims (including any Intercompany Claims resolved or compromised after the effective date by the reorganized debtors), equity interests, and causes of action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the petition date, whether known or unknown, against, liabilities of, liens on, obligations of, rights against, and equity interests in, the Company or any of its assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the prepackaged plan on account of such claims and equity interests, including demands, liabilities, and causes of action that arose before the effective date, any liability (including withdrawal liability) to the extent such claims or equity interests relate to services performed by employees of the Debtors prior to the effective date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the effective date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a proof of claim or equity interest based upon such debt, right, or equity interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a claim or equity interest based upon such debt, right, or equity interest is allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a claim or Equity Interest has accepted the prepackaged plan. Any default by the Debtors or their Affiliates with respect to any claim or equity interest that existed immediately prior to or on account of the filing of the chapter 11 cases shall be deemed cured on the effective date. The confirmation order shall be a judicial determination of the discharge of all claims and equity Interests subject to the effective date occurring.

Releases of Liens

Except as otherwise provided in the prepackaged plan or in any contract, instrument, release, or other agreement or document created or assumed pursuant to the prepackaged plan, on the effective date and concurrently with the applicable distributions made pursuant to the prepackaged plan and, in the case of a secured claim, satisfaction in full of the portion of the secured claim that is allowed as of the effective date, all mortgages, deeds of trust, liens, pledges, or other security interests against any property of the estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, liens, pledges, or other security interests shall revert to the reorganized debtor and its successors and assigns.

Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the prepackaged plan, for good and valuable consideration, including the service of the following released parties, which shall include:

•	Wachovia Bank, as administrative agent under our existing credit agreement;

•	the convertible notes indenture trustee, in its capacity as such;

•	CD&R, the CD&R Investors and their affiliates;

•	holders of obligations under our existing credit agreement;

•	with respect to each of the foregoing entities in the preceding four bullet points, such entities’ current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, in each case in their capacity as such; and

•	the debtors’ and the reorganized debtors’ current and former officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, in each case in their capacity as such, to facilitate the expeditious reorganization of the debtors and the implementation of the restructuring contemplated by the prepackaged plan, on and after the effective date of the prepackaged plan, the released parties will be deemed released and discharged by the debtors, the reorganized debtors, and the estates from any and all claims, obligations, rights, suits, damages, causes of action, remedies, and liabilities whatsoever, including any derivative claims asserted on behalf of the debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that the debtors, the reorganized debtors, the estates, or their affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any claim or equity interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the debtors, the chapter 11 cases, the purchase, sale, or rescission of the purchase or sale of any security of the debtors or the reorganized debtors, the subject matter of, or the transactions or events giving rise to, any claim or equity interest that is treated in the prepackaged plan, the business or contractual arrangements between any debtor and any released party, the restructuring of claims and equity interests prior to or in the chapter 11 cases, the negotiation, formulation, or preparation of the prepackaged plan, the plan supplement, the disclosure statement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the effective date of the prepackaged plan, other than claims or liabilities arising out of or relating to any act or omission of a released party that constitutes willful misconduct or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above will not release any post-effective date obligations of any party under the plan or any document, instrument, or agreement (including those set forth in the plan supplement) executed to implement the of the prepackaged plan, including the investment agreement and the transactions contemplated thereby, the amended credit agreement and the ABL agreement.

Releases by Holders of Claims and Equity Interests

As of the effective date of the prepackaged plan, each holder of a claim or an equity interest shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the debtors, the reorganized debtors, and the released parties from any and all claims, equity interests, obligations, rights, suits, damages, causes of action, remedies, and liabilities whatsoever, including any derivative claims asserted on behalf of a debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the debtors, the debtors’ restructuring, the chapter 11 cases, the purchase, sale, or rescission of the purchase or sale of any security of the debtors or the reorganized debtors, the subject matter of, or the transactions or events giving rise to, any claim or equity interest that is treated in the prepackaged plan, the business or contractual arrangements between any debtor and any released party, the restructuring of claims and equity interests prior to or in the chapter 11 cases, the negotiation, formulation, or preparation of the prepackaged plan, the related disclosure statement, the related plan supplement, or related agreements, instruments, or other documents (including, without limitation, the investment agreement and related agreements, instruments, or other documents), upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the confirmation date of the prepackaged plan, other than claims or liabilities arising out of or relating to any act or omission of a released party that constitutes willful misconduct or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above will not release any claims of an impaired creditor that rejects the plan and opts out of the releases on the ballot or any post-effective date obligations of any party under the prepackaged plan or any document, instrument, or agreement (including those set forth in the plan supplement) executed to implement the prepackaged plan. Notwithstanding anything to the contrary in the foregoing, the release set forth above will not release the personal liability of any of the aforementioned released parties if any holder of a claim that votes to reject the prepackaged plan and opts out of such releases by a timely written election and in article VIII of the prepackaged plan for any statutory violation of applicable tax laws or bar any right of action asserted by a governmental taxing authority against the aforementioned released parties for any statutory violation of applicable tax laws.

Exculpation

Except as otherwise specifically provided in the prepackaged plan or plan supplement, none of (a) the debtors, the reorganized debtors, and their affiliates; (b) Wachovia Bank, as administrative agent under our existing credit agreement, in its capacity as such; (c) CD&R and the CD&R Investors; (d) the convertible notes indenture trustee, in its capacity as such; (e) the holders of obligations under our existing credit agreement and (e) with respect to each of the foregoing Entities in clauses (a) through (e), such entities’ current or former subsidiaries, affiliates, managed accounts or funds, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, in each case in their capacity as such, which we collectively refer to as the exculpated parties, shall have or incur, and each exculpated party is hereby released and exculpated from any claim related to any act or omission in connection with, relating to, or arising out of the debtors’ out-of-court restructuring efforts, the chapter 11 cases, the formulation, preparation, dissemination, negotiation, or filing of the prospectus/disclosure statement, the prepackaged plan, or any contract, instrument, release, or other agreement or document created or entered into in connection with the prospectus/disclosure, the prepackaged plan, the filing of the chapter 11 cases, the pursuit of confirmation, the pursuit of consummation, the administration and implementation of the prepackaged plan, including the issuance of common stock or the distribution of property under the prepackaged plan, or any other agreement, which we collectively refer to as the exculpated claims, obligation, cause of action, or liability for any exculpated claim, except for gross negligence or willful misconduct, but in all respects such entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the prepackaged plan. The debtors and the reorganized debtors (and each of their respective affiliates, agents, directors, officers, employees, advisors, and attorneys) have participated in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the securities pursuant to the prepackaged plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the prepackaged plan or such distributions made pursuant to the prepackaged plan.

Injunction

Except as otherwise expressly provided in the prepackaged plan or for obligations issued pursuant to the prepackaged plan, all entities who have held, hold, or may hold claims or equity interests that have been released pursuant to article VIII.C of the prepackaged plan or article VIII.D of the prepackaged plan, discharged pursuant to article VIII.A of the of the prepackaged plan, or are subject to exculpation pursuant to article VIII.E of the prepackaged plan will be permanently enjoined, from and after the effective date, from taking any of the following actions against, as applicable, the debtors, the reorganized debtors, the released parties, or the exculpated parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or equity interests; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such entities on account of or in connection with or with respect to any such claims or equity interests; (3) creating, perfecting, or enforcing any encumbrance of any kind against such entities or the property or estates of such entities on account of or in connection with or with respect to any such claims or equity interests; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or estates of such entities on account of or in connection with or with respect to any such claims or equity interests unless such holder has filed a motion requesting the right to perform such setoff on or before the confirmation date, and notwithstanding an indication in a proof of claim or equity interest or otherwise that such holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 of the Bankruptcy Code or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or equity interests released or settled pursuant to the prepackaged plan.

Subordination Rights

Any distributions under the prepackaged plan to holders of Convertible Notes Claims shall be received and retained free from any obligations to hold or transfer the same to any other creditor, and shall not be subject to levy, garnishment, attachment, or other legal process by any holder by reason of claimed contractual subordination rights. The confirmation order shall constitute an injunction enjoining any person from enforcing or attempting to enforce any contractual, legal, or equitable subordination rights to property distributed under the of the prepackaged plan to holders of Convertible Notes Claims, in each case other than as provided in the prepackaged plan.

Rights of Internal Revenue Service

Notwithstanding any provision to the contrary in the prepackaged plan, the confirmation order or the implementing of the prepackaged plan documents: (1) the rights of the IRS to setoff and recoupment shall be preserved; and (2) nothing in Article VIII.D of the prepackaged plan shall constitute a release of the IRS’s claims, if any, against the released parties and nothing shall affect the ability of the IRS to pursue, to the extent allowed by non-bankruptcy law, any non-debtors for any liabilities that may be related to any federal tax liabilities owed by the debtors and the reorganized debtors.

Retention of Causes of Action

Except to the extent such rights, claims, causes of action, defenses, and counterclaims are expressly and specifically released in connection with the prepackaged plan, or in any settlement agreement approved during our reorganization case:

•	all rights, claims, causes of action, defenses, and counterclaims of or accruing to us will remain our assets, whether or not litigation relating thereto is pending on the effective date of the prepackaged plan, and whether or not any such rights, claims, causes of action, defenses, and counterclaims have been listed or referred to in the prepackaged plan, the schedules, or any other document filed with the bankruptcy court, and

•	we do not waive, relinquish, or abandon (nor will we be estopped or otherwise precluded from asserting) any right, claim, cause of action, defense, or counterclaim: (1) whether or not such right, claim, cause of action, defense, or counterclaim has been listed or referred to in the prepackaged plan or the schedules, or any other document filed with the bankruptcy court, (2) whether or not such right, claim, cause of action, defense, or counterclaim is currently known to us, and (3) whether or not a defendant in any litigation relating to such right, claim, cause of action, defense, or counterclaim filed a proof of claim in the reorganization case, filed a notice of appearance or any other pleading or notice in the reorganization case, voted for or against the prepackaged plan, or received or retained any consideration under the prepackaged plan. Without in any manner limiting the generality of the foregoing, notwithstanding any otherwise applicable principle of law or equity, including, without limitation, any principles of judicial estoppel, res judicata, collateral estoppel, issue preclusion, or any similar doctrine, the failure to list, disclose, describe, identify, or refer to a right, claim, cause of action, defense, or counterclaim, or potential right, claim, cause of action, defense, or counterclaim, in the prepackaged plan, the schedules, or any other document filed with the bankruptcy court will in no manner waive, eliminate, modify, release, or alter our right to commence, prosecute, defend against, settle, and realize upon any rights, claims, causes of action, defenses, or counterclaims that we have or may have, as of the confirmation date. We may commence, prosecute, defend against, settle, and realize upon any rights, claims, causes of action, defenses, and counterclaims in our sole discretion, in accordance with what is in our best interests.

Objections to Claims and Interest/Distributions

The prepackaged plan provides that we may object to the allowance of claims or interests filed with the bankruptcy court and that after the date the prepackaged plan becomes effective only we may object to the allowance of claims and interests. Such objections may be resolved by a final order or by compromise or settlement. We, on the one hand, or the holder of any disputed claim, on the other hand, may seek resolution and/or enforcement of an unimpaired disputed claim (other than a claim arising from the rejection of an unexpired lease or executory contract), if a proof of the claim is timely filed, in the bankruptcy court, or, if no proof of claim is timely filed, in any other court of competent jurisdiction, either before or after the date the prepackaged plan becomes effective. Rejection claims may be resolved only in the bankruptcy court pursuant to the provisions of the prepackaged plan.

At such time as a disputed claim or disputed interest becomes an allowed claim or allowed interest, in whole or in part, the prepackaged plan provides that the holder of such claim or interest will receive on the distribution date the property that would have been distributed to such holder on the date the prepackaged plan becomes effective if such allowed claim or allowed interest was an allowed claim or allowed interest on the date the prepackaged plan becomes effective.

Limitation of Liability

Except as otherwise provided in the investment agreement, prepackaged plan or the confirmation order, to the extent permitted by law (including section 14 of the Securities Act), neither us nor CD&R, nor any of our officers, directors, members or employees (acting in such capacity), nor any professional persons employed by us shall have or incur any liability to any entity or person for any action taken or omitted to be taken in connection with or related to our reorganization case, the formulation, preparation, dissemination, solicitation, confirmation or consummation of the prepackaged plan, or any other action taken or omitted to be taken in connection with the prepackaged plan or the prepetition restructuring efforts; provided that the foregoing will have no effect on the liability of any entity that would otherwise result from any such act or omission to the extent that such act or omission is determined in a final order to have constituted gross negligence or willful misconduct.

Retention of Jurisdiction

The prepackaged plan provides that the bankruptcy court will retain and have jurisdiction of all matters arising in, arising under, and related to our reorganization case and the prepackaged plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code.

Executory Contracts and Unexpired Leases

On the effective date of the prepackaged plan, and to the extent permitted by applicable law, all of our executory contracts and unexpired leases will be assumed in accordance with the provisions of sections 365 and 1123 of the Bankruptcy Code, excluding:

•	any and all executory contracts or unexpired leases which are the subject of separate motions filed pursuant to section 365 of the Bankruptcy Code by us prior to the commencement of the hearing on confirmation of the prepackaged plan; and

•	all executory contracts or unexpired leases rejected prior to the entry of the confirmation order of the bankruptcy court. Contracts or leases entered into after the date of commencement of our reorganization case will be performed by us in the ordinary course of business. In order to assume an executory contract or unexpired lease, we must, if there has been a default in such executory contract or unexpired lease, other than a default caused solely by the filing of our reorganization case, at the time of assumption (1) cure, or provide adequate assurance that we will cure such default, (2) compensate or provide adequate assurance that we will promptly compensate, a party to such contract or lease, for any actual pecuniary loss to such party resulting from such default, and (3) provide adequate assurance of future performance under such contract or lease.

Any claims arising out of the rejection of contracts or leases must be filed with the bankruptcy court within 30 days after the later of (1) the entry of a final order authorizing such rejection and (2) the confirmation date of the prepackaged plan, or be forever barred. Each such claim will constitute a Class 6 claim, to the extent such claim is allowed by the bankruptcy court.

We currently intend to assume all or substantially all executory contracts and unexpired leases.

Treatment of Trade Creditors and Employees During Our Reorganization Case

WE INTEND PROMPTLY FOLLOWING THE COMMENCEMENT OF THE PREPACKAGED PLAN PROCEEDING TO SEEK BANKRUPTCY COURT APPROVAL OF VARIOUS MEASURES

DESIGNED TO ENSURE THAT OUR TRADE CREDITORS AND EMPLOYEES ARE UNAFFECTED BY THE FILING.

We intend to seek the approval of the bankruptcy court, promptly following the commencement of the prepackaged plan proceeding, to make payments in the ordinary course of business in respect of claims of trade creditors. There can be no assurance, however, that the bankruptcy court will permit the payment of the claims of trade creditors in the ordinary course. IN ANY EVENT, THE PREPACKAGED PLAN PROVIDES THAT VALID CLAIMS OF TRADE CREDITORS ARE TO BE PAID IN FULL AND THAT THE HOLDERS OF SUCH CLAIMS WILL NOT BE REQUIRED TO FILE A PROOF OF CLAIM OR TAKE ANY OTHER FORMAL ACTION TO OBTAIN SUCH PAYMENT.

Salaries, wages, expense reimbursements, accrued paid vacations, health-related benefits, severance benefits and similar benefits of our employees will be unaffected by the prepackaged plan. To ensure the continuity of our work force and to further accommodate the unimpaired treatment of employee benefits, we intend to seek the approval of the bankruptcy court, promptly following the commencement of the prepackaged plan proceeding, to pay all accrued prepetition salaries or wages, and expense reimbursements, to permit employees to utilize their paid vacation time which accrued prior to the commencement of our reorganization case (so long as they remain our employees) and to continue paying medical benefits under our health plans. There can be no assurance that the bankruptcy court will permit the payment of employee claims and health benefits in the ordinary course. IN ANY EVENT, THE PREPACKAGED PLAN PROVIDES FOR ALL EMPLOYEE CLAIMS AND BENEFITS TO BE PAID OR HONORED NO LATER THAN THE DATE ON OR AFTER THE DATE THE PREPACKAGED PLAN BECOMES EFFECTIVE WHEN SUCH PAYMENT OR OTHER OBLIGATION BECOMES DUE AND PERFORMABLE. EMPLOYEES SHALL NOT BE REQUIRED TO FILE A PROOF OF CLAIM OR TAKE ANY OTHER FORMAL ACTION TO OBTAIN SUCH PAYMENT.

We intend to seek the approval of the bankruptcy court, promptly following the commencement of the prepackaged plan proceeding, to continue to honor our customer programs in the ordinary course of business. There can be no assurance, however, that the bankruptcy court will permit the payment of claims associated with the customer programs. IN ANY EVENT, THE PREPACKAGED PLAN PROVIDES THAT VALID OBLIGATIONS ARISING UNDER OUR CUSTOMER PROGRAMS ARE TO BE HONORED AND THAT HOLDERS OF CLAIMS THAT ARISE OUT OF THE CUSTOMER PROGRAMS WILL NOT BE REQUIRED TO FILE A PROOF OF CLAIM OR TAKE ANY OTHER FORMAL ACTION ON ACCOUNT OF SUCH CLAIMS.

We estimate that payments to trade creditors and employees will total approximately $107 million over 30 days.

Other First Day Relief

In addition to any orders relating to the payment of prepetition claims of trade creditors and employees, we intend to seek certain orders very shortly after commencement of our reorganization case, including the following (if necessary):

•	an order authorizing us to obtain debtor-in-possession financing or to use cash collateral;

•	an order authorizing the retention of professionals (including accountants, attorneys and financial advisors) in connection with our reorganization case;

•	an order authorizing the retention of ordinary course professionals without the filing of individual retention applications and affidavits;

•	an order authorizing us (a) to continue our current cash management system, (b) to maintain prepetition bank accounts and (c) to continue use of existing business forms and existing books and records;

•	an order to relieve us from the filing of certain forms and schedules otherwise required by the “U.S. Trustee Operating Guidelines and Reporting Requirements”;

•	an order authorizing us to continue our current investment guidelines and invest our available cash in the customary manner and consistent with past practices;

•	an order authorizing us to pay the CD&R Fund fees and expenses pursuant to the investment agreement;

•	an order fixing the dates for the hearings on approval of this prospectus/disclosure statement and the prepackaged plan solicitation and confirmation of the prepackaged plan; and

•	such other orders as are typical in reorganization cases or that may be necessary for the preservation of our assets or for confirmation of the prepackaged plan.

The orders will be sought pursuant to accompanying motions and, if appropriate, memoranda of law. The foregoing list is subject to change depending upon our needs in connection with our operations during our reorganization case. Failure of the bankruptcy court to enter one or more of these orders, or a delay in doing so, could result in our reorganization case becoming protracted and could delay, perhaps materially, the hearing on, and the ultimate confirmation of, the prepackaged plan.

Restriction on Transfer of Securities

Except as noted below, the securities to be issued pursuant to the prepackaged plan may be freely transferred by most recipients thereof, and all resales and subsequent transactions in the new securities will be exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of “underwriters”:

(1) persons who purchase a claim against, an interest in, or a claim for administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

(2) persons who offer to sell securities offered under a plan for the holders of such securities;

(3) persons who offer to buy such securities for the holders of such securities, if the offer to buy is (a) with a view to distributing such securities or (b) made under a distribution agreement; and

(4) a person who is an “issuer” with respect to the securities, as the term “issuer” is defined in section 2(11) of the Securities Act.

Under section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer. To the extent that persons deemed to be “underwriters” receive securities pursuant to the prepackaged plan, resales by such persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be “underwriters,” however, may be able to sell such securities without registration, subject to the provisions of Rule 144 or Rule 148 under the Securities Act, both of which permit the public sale of securities received pursuant to the prepackaged plan by “underwriters,” subject to the availability to the public of current information regarding the issuer, volume limitations and certain other conditions.

Whether or not any particular person would be deemed to be an “underwriter” with respect to any security to be issued pursuant to the prepackaged plan would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any person would be an “underwriter” with respect to any security to be issued pursuant to the prepackaged plan.

GIVEN THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, WE MAKE NO REPRESENTATION CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE COMMON STOCK TO BE DISTRIBUTED PURSUANT TO THE PREPACKAGED PLAN. WE RECOMMEND THAT POTENTIAL RECIPIENTS OF SECURITIES CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY TRADE SUCH SECURITIES FREELY.

We expect that the confirmation order of the bankruptcy court will provide that the issuance of the shares of common stock distributed under the prepackaged plan in respect of the convertible notes that are subject to a lock-up agreement shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code. See “—Securities Laws Matters.”

Securities Laws Matters

To the extent that the issuance, transfer or exchange of the securities to be issued under the prepackaged plan are not exempt under section 1145 of the Bankruptcy Code, the issuance, transfer and exchange of the common stock to be issued under the prepackaged plan to holders of convertible notes will be made by us in a registered offering pursuant to the Registration Statement on Form S-4 of which this prospectus/disclosure statement forms a part. The issuance and sale of the Series B convertible preferred stock to be issued under the prepackaged plan to the CD&R Fund will be made upon the exemption from the registration requirements of the Securities Act, afforded by section 4(2) of the Securities Act.

Certain Transactions by Stockbrokers

Under section 1145(a)(4) of the Bankruptcy Code, stockbrokers are required to deliver a copy of this prospectus/disclosure statement (and supplements hereto, if any, if ordered by the bankruptcy court) at or before the time of delivery of securities issued under the prepackaged plan to their customers for the first 40 days after the date the prepackaged plan becomes effective. This requirement specifically applies to trading and other aftermarket transactions in such securities.

UNAUDITED PROJECTED CONSOLIDATED FINANCIAL INFORMATION FOR
RESTRUCTURING UNDER THE PREPACKAGED PLAN

Set forth below are financial projections with respect to the estimated effect of the transactions contemplated by the prepackaged plan on our results of operations, financial position, and cash flows for the fiscal years ending in 2009, 2010, 2011 and 2012. We prepared these projections to analyze our ability to meet our obligations if we effect the restructuring through the prepackaged plan and to assist each holder of a claim in determining whether to vote to accept or reject the prepackaged plan. These projections are contained in this prospectus/disclosure statement in connection with the filing of the prepackaged plan in order to demonstrate feasibility of the prepackaged plan as required in a bankruptcy proceeding and, accordingly, should not be taken into account in making your decision to tender your convertible notes in this exchange offer. We do not, as a matter of course, publicly disclose projections as to our future revenues, earnings or cash flow. The financial projections should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data,” “Unaudited Pro Forma Financial Information,” “Risk Factors—Risks Relating to the Prepackaged Plan—Our future operational and financial performance may vary materially from the financial projections contained in this prospectus/disclosure statement” and “Capitalization” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in the annual (see Part III, Item 15 of our annual reports on Form 10-K, except with respect to the consolidated financial statements for the fiscal year ended in 2008, which are attached as Exhibit 99.1 to our current report on Form 8-K filed with the SEC on September 10, 2009), quarterly (see Part I, Item 1 of our quarterly reports on Form 10-Q) and current reports filed by us with the SEC, which are incorporated by reference herein.

While presented with numerical specificity, these projections are based upon a variety of assumptions that we believe are reasonable, but are subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. Consequently, the inclusion of the projections should not be regarded as a representation by us or any other person that the projections will be realized, and actual results may vary materially from those presented below. See “Risk Factors.” Holders are cautioned not to place undue reliance on these financial projections.

THE PROJECTIONS SET FORTH BELOW WERE PREPARED BY AND ARE THE RESPONSIBILITY OF THE COMPANY AND WERE NOT PREPARED TO CONFORM WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE SECURITIES COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. IN ADDITION, THE PROJECTIONS WERE NEITHER COMPILED NOR EXAMINED BY ERNST & YOUNG, LLP AND, ACCORDINGLY, ERNST & YOUNG, LLP DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. THE ERNST & YOUNG, LLP CONSENT INCLUDED IN THIS PROSPECTUS/DISCLOSURE STATEMENT RELATES TO THE COMPANY’S HISTORICAL FINANCIAL INFORMATION. THE ERNST & YOUNG, LLP OPINION DOES NOT EXTEND TO THE PROSPECTIVE FINANCIAL INFORMATION AND SHOULD NOT BE READ TO DO SO. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF NCI, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND NCI’S CONTROL. THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS SET FORTH BELOW WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS IN MANY RESPECTS THAN THOSE CONTAINED IN THE PROJECTIONS SET FORTH BELOW.

THE INCLUSION OF THE PROJECTIONS IN THIS PROSPECTUS/DISCLOSURE STATEMENT SHOULD NOT BE REGARDED AS AN INDICATION THAT NCI, OR ANY OF ITS RESPECTIVE REPRESENTATIVES, OR RESPECTIVE OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD LOOKING INFORMATION OF ANY KIND, THE COMPANY CAUTIONS AGAINST RELIANCE ON SUCH INFORMATION. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EXCEPT TO THE

EXTENT REQUIRED BY LAW. SEE “RISK FACTORS” AND “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.”

Summary of Significant Assumptions.  The projections are based upon a number of significant assumptions described below.

Effective Date.  The projections have been prepared based on the assumption that the effective date of the transactions contemplated by the prepackaged plan is November 2, 2009, the last day of the Company’s 2009 fiscal year. Although the Company presently intends to cause the effective date to occur as soon as practical following the confirmation of the prepackaged plan, there can be no assurance as to when the effective date will actually occur given the conditions for the effective date to occur pursuant to the terms of the prepackaged plan (including the conditions in the investment agreement (see “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Conditions to the CD&R Investment”)).

Revenues.  Revenues were calculated for each business segment based on the forecasted volume of product shipped, multiplied by expected sales prices. Sales volumes for each business segment were determined based on the expected level of non-residential construction activity and each segment’s current and projected market share. Our forecast of non-residential construction activity is similar to the McGraw-Hill 3Q 2009 non-residential construction forecast as measured in square feet, which projects construction starts measured in square feet to change by -34.8%, -3.3%, +18.4% and +29.4% in 2009, 2010, 2011 and 2012, respectively. Expected sales prices are based on the historical mark-ups over raw material costs.

Gross Profit.  Gross profit is calculated based on estimated raw material input costs, expected levels of plant capacity utilization, and expected mark-ups over material cost inputs. The primary raw material cost input is steel, which is expected to remain consistent with the average cost incurred in the last half of 2009 through the end of 2010. Steel costs for the periods subsequent to 2010 are projected to be moderately higher than those experienced in 2010 based on expected steel demand increases. During the last six years, steel prices have been exceptionally volatile. The Company’s average cost of steel has fluctuated in a manner similar to the fluctuations reported in the CRU North American Steel Price Index published by the CRU Group. Historically, the Company has been able to pass the majority of raw material price increases on to customers, however, there can be no assurance that the Company will continue to be able to pass on steel price fluctuations.

Selling, General, and Administrative Expenses.  Operating expenses are based on the historical expense structures, after giving effect to cost reduction initiatives that were completed during 2009. The cost reduction initiatives included reductions in workforce as well as idling or closure of certain manufacturing plants. We believe that the increased operating leverage resulting from these initiatives will enable us to reduce our ratio of selling, general and administrative expenses to revenues as sales volumes increase.

Interest and Other Expense, Net.  Interest expense is calculated based on the terms of the amended credit agreement and ABL credit agreement as presented in the prepackaged plan and the projected underlying borrowings.

Effects of Completion.  In determining the projections, the Company estimated the pro forma effects of completing the transactions contemplated by the prepackaged plan. These pro forma effects included estimating the debt extinguishment accounting treatment that would be accorded the transactions, as well as the accounting treatment that would be accorded the issuance of the Series B preferred stock. These transactions are highly complex and require significant estimations and judgment in application. The ultimate accounting for these transactions will be dependent in part on the value of the Company’s common stock on the day the transactions close, which may be significantly different than the estimates, which are based on the stock price near the time of this filing. The actual entries recorded upon the close of the transactions may vary significantly from the estimates included in the projections.

Adjusted EBITDA.  Adjusted EBITDA is calculated based on the terms of the amended credit agreement contemplated by the prepackaged plan, which are provided in the form of amended credit agreement attached hereto as Annex J (with the completion of items currently blank as agreed upon by Wachovia Bank, National Association (or any successor thereto)), and excludes the effects of the significant charges incurred in 2009 for lower of cost or market adjustments, asset impairments, goodwill and intangible asset impairments, and debt extinguishment and refinancing costs.

Adjusted EBITDA is calculated as set forth in the table below. Adjusted EBITDA excludes non-cash charges for goodwill and other asset impairments, restructuring charges, lower of cost or market adjustment and stock compensation expense. Adjusted EBITDA is calculated based on the terms contained in our existing credit agreement. Adjusted EBITDA is used by management and provided to investors to provide comparability between periods of underlying operational results. Adjusted EBITDA should not be considered in isolation or as substitutes for operating income (loss), net income (loss), debt or earnings (loss) per share determined in accordance with generally accepted accounting principles in the United States.

A reconciliation of net loss attributable to the Company to adjusted EBITDA is as follows (in millions):

	FY2009 (P)	FY2010 (P)	FY2011 (P)	FY2012 (P)

Net income (loss)	$(759)	$(9)	$15	$50
Depreciation/Amortization	33	29	31	29
Stock Compensation	15	5	5	5
Interest and Taxes	70	11	22	43
Restructuring Charges	14	—	—	—
Goodwill Impairment	623	—	—	—
LCM Inventory Reserve	40	—	—	—

Adjusted EBITDA	$36	$36	$73	$127

Net Income (Loss) Applicable to Common Shares.  Dividends and accretion on the prospective Series B convertible preferred stock are deducted from net income to determine net income applicable to common shares. The Company has the option to pay the dividends on the Series B convertible preferred stock in cash or in-kind with shares of Series B convertible preferred stock. Further, the dividends are eliminated if, at any time after the 30-month anniversary of the initial investment, our common stock trades at or above two times a specified target price (which is equal to $1.2748 at the closing of the restructuring, but is subject to adjustments thereafter) for each trading day during any period of 20 consecutive trading days. The projections assume that the Company will pay the required dividends for the first two and a half years in-kind and that no dividends would be required thereafter. There can be no assurance that the price of the Company’s common stock will exceed the 200% threshold and that no dividends will be required after the 30-month anniversary of the initial investment.

In addition, the Company expects to incur a non-cash beneficial conversion charge related to the Series B convertible preferred stock that will be deducted from net income applicable to the shares of common stock. The amount of the charge is based on the excess of the price of common stock on the closing date of the transaction contemplated by the prepackaged plan over the $1.2748 conversion price. The charge will be recognized on the date that the shares are immediately convertible into shares of our common stock. The Series B preferred shares are not immediately convertible but will become convertible on the date that we have sufficient authorized shares of common stock available, which date is projected to be at the completion of the March 2010 shareholders meeting.

Cash Flow from Operating Activities.  Cash flows from operating activities result from the Company’s earnings, adjusted for non-cash charges and changes in working capital. The non-cash charges in 2009 include significant adjustments for asset impairments, goodwill and intangible asset impairments and lower of cost or market inventory charges. Other non-cash charges include share-based compensation expenses and deferred income taxes. Investments in working capital are based on historical asset turn ratios and projected pricing for raw materials.

Cash Flow from Investing Activities.  The primary investing activity is capital expenditures. Capital expenditures are based on minimum maintenance and refurbishment activities in 2010 followed by specific capital projects planned thereafter. The capital projects are derived from the Company’s strategic plan and include software development and implementation for engineering and drafting software, common ERP systems, and investments in insulated panel manufacturing capacity.

Cash Flow from Financing Activities.  Cash flows from financing activities are based on the debt repayments called for in the recapitalization plan.

PROJECTED INCOME STATEMENT

	Fiscal Year
	2009 (P)	2010 (P)	2011 (P)	2012 (P)
		(In millions)

Sales (External)	$961	$861	$1,084	$1,331
Cost of sales	754	671	832	996
Lower of cost or market adjustment	40	—	—	—
Impairment charge	6	—	—	—

Gross Profit	$161	$190	$252	$335
GP %	16.8%	22.1%	23.2%	25.2%
Selling, general and administrative expenses	$219	$189	$215	$242
Goodwill and other intangible asset impairment	623	—	—	—
Restructuring charge	8	—	—	—

Income from operations	$(689)	$1	$37	$93

Interest income (expense), net	$(22)	$(17)	$(14)	$(13)
Debt extinguishment and refinancing costs	(102)	—	—	—
Other income (expense)	1	1	1	1

Earnings before tax	$(812)	$(15)	$24	$81
(Provision) benefit for income taxes	53	6	(9)	(31)

Net income (loss)	$(759)	$(9)	$15	$50
Preferred stock dividends and accretion	—	35	39	23
Preferred stock beneficial conversion charge	10	284	37	20

Net income (loss) applicable to common shares	$(769)	$(328)	$(61)	$7

Adjusted EBITDA	$36	$36	$73	$127

PROJECTED BALANCE SHEET

	Fiscal Year
	2009 (P)	2010 (P)	2011 (P)	2012 (P)
		(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$57	$79	$60	$70
Accounts receivable, net	81	79	100	123
Inventories	82	85	105	126
Deferred income taxes	21	21	21	21
Income taxes receivable	26	9	—	—
Prepaid expenses and other	21	21	21	21

Total current assets	$288	$294	$307	$361
Property, Plant and Equipment	503	505	555	595
Less: Accumulated Depreciation	(265)	(294)	(325)	(354)

Net property	$238	$211	$230	$241
Goodwill	5	5	5	5
Other assets	47	47	47	47

TOTAL ASSETS	$578	$557	$589	$654

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$2	$2	$2	$2
Accounts payable	61	58	73	87
Accrued expenses	73	76	92	103

Total current liabilities	$136	$136	$167	$192
Long-term debt	149	136	117	102
Deferred income taxes	20	20	20	20
Other long-term liabilities	11	8	8	8
Convertible preferred Stock	213	248	287	310
Shareholders’ equity (deficit)	49	9	(10)	22

TOTAL LIABILITIES AND EQUITY	$578	$557	$589	$654

PROJECTED CASH FLOW STATEMENT

	Fiscal Year
	2009 (P)	2010 (P)	2011 (P)	2012 (P)
		(In millions)

OPERATING ACTIVITIES
Net Income	$(759)	$(9)	$15	$50
Depreciation and amortization	33	29	31	29
Other non-cash adjustments	763	5	4	3
Changes to working capital	24	11	—	(17)

Net Cash from Operating Activities	61	36	50	65

Investing Activities:
Capital expenditures	$(23)	$(9)	$(50)	$(40)
Other	1	7	—	—

Net Cash used in investing activities	(22)	(2)	(50)	(40)

FINANCING ACTIVITIES
Repayment of convertible notes	(90)	—	—	—
Payments on long term debt	(146)	(12)	(19)	(15)
Payment of refinancing costs	(32)	—	—	—
Net proceeds from preferred stock	218	—	—	—

Net cash from financing activities	$(50)	$(12)	$(19)	$(15)

Net increase (decrease) in cash	(11)	22	(19)	10
Cash at beginning of period	68	57	79	60

Cash at end of period	$57	$79	$60	$70

DIRECTORS AND MANAGEMENT

Existing Board of Directors

Our board of directors currently consists of ten members. We have a majority of independent directors on our board of directors as required by the listing standards of the NYSE. Our board of directors has determined, after considering all of the relevant facts and circumstances, that Messrs. Breedlove, Edwards, Forbes, Hawk, Lukens, Martinez, Phipps, Pieper and Sterling are independent from our management, as “independence” is defined by the rules and regulations of the SEC and the listing standards of the NYSE.

Set forth below are our directors, as of the date of this prospectus/disclosure statement.

Name	Position

Norman C. Chambers	Chairman of the Board, President and Chief Executive Officer
William D. Breedlove	Director
Philip J. Hawk	Director
Larry D. Edwards	Director
Ed L. Phipps	Director
W. Bernard Pieper	Director
John K. Sterling	Director
Gary L. Forbes	Director
Max L. Lukens	Director
George Martinez	Director

Board of Directors from and after the Closing of the Restructuring

Under the stockholders agreement, from and after the closing of the restructuring and for so long as the CD&R Investors hold voting power of the Company equal in the aggregate to at least 10% of the aggregate voting power held by the CD&R Investors immediately following the closing of the restructuring, the CD&R Investors will be entitled to nominate or designate to serve on the Company’s board of directors a number of individuals proportionate to their percentage of aggregate voting power of the Company at the relevant time, subject to any applicable legal and regulatory limitations.

In addition, upon the occurrence of certain events relating to our failure to cause the CD&R Investors’ nominees or designees to be elected to our board of directors or the removal of such persons without cause other than by action or request from the CD&R Investors, the CD&R Investors will have the right to designate a board observer to attend (without voting rights) each meeting of our board of directors or any committee thereof (and to receive from us, copies of all notices, information and other material we provide to our board of directors and committees) until such time as such event is cured.

Furthermore, for so long as the CD&R Investors hold in the aggregate at least 20% of the voting power of the Company, the CD&R Investors will be entitled to appoint one of its designees to our board of directors as “Lead Director” or Chairman of the Executive Committee of our board of directors.

However, for so long as stockholders unaffiliated with the CD&R Investors own in the aggregate at least 5% of the voting power of the Company, the Company’s board of directors will include (1) at least two unaffiliated shareholder directors (as described in “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related Matters”) and (2) the Chief Executive Officer of the Company.

See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Board Representation and Other Related Matters” and “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Governance Matters.”

We have also agreed that for so long as either of the lock-up agreements is in effect and there has been no material breach by the holders that executed each lock-up agreement:

•	holders of convertible notes representing at least a majority of the outstanding convertible notes may submit proposed persons to serve as the initial unaffiliated shareholder directors, and the Company will consider in good faith any such proposed persons;

•	prior to the appointment of the initial unaffiliated shareholder directors, the Company will provide notice prior to the closing of the restructuring of the Company’s proposed initial unaffiliated shareholder directors; and

•	in the event that holders of convertible notes representing at least a majority of the outstanding convertible notes provide written notice to the Company within seven business days that they object to the proposed initial unaffiliated shareholder directors, the Company will propose (and, if necessary, continue to propose) alternative initial unaffiliated shareholder directors so that at least one of the two initial unaffiliated shareholder directors is acceptable to holders of convertible notes representing at least a majority of the outstanding convertible notes.

At this time, no individuals have been proposed by the CD&R Investors or by the Company to serve on our board of directors from and after the closing of the restructuring.

In accordance with the requirements of the Bankruptcy Code, we will disclose the identity and affiliations of those individuals proposed to serve as members of our board of directors following the restructuring prior to confirmation of the prepackaged plan.

Pursuant to the investment agreement, we have also agreed to take all actions necessary to elect, effective as of the closing of the restructuring, to take advantage of the exemptions to the requirements of sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual (which exemptions would exempt us from compliance with the NYSE’s requirements for companies listed on the NYSE to have (1) a majority of independent directors, (2) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (3) charters for the nominating/corporate governance committee and the compensation committee, in each case, addressing certain specified matters) and to ensure that the by-laws, the charters of the committees of our board of directors and any of our corporate guidelines, effective as of the closing, are consistent with the provisions of the stockholders agreement and the transactions contemplated by that agreement. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Governance Matters” and “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement with Respect to Controlled Company Status.”

Executive Officers

Set forth below are our senior executive officers, as of the date of this prospectus/disclosure statement, elected by our board of directors and each officer’s position within our company. We expect that some or all of these senior executive officers shall maintain their current positions following the restructuring.

Name	Position

Norman C. Chambers	Chairman of the Board, President and Chief Executive Officer
Mark E. Johnson	Executive Vice President, Chief Financial Officer and Treasurer
Mark W. Dobbins	Executive Vice President and Chief Operating Officer
Charles W. Dickinson	President of Metal Components Division
Bradley D. Robeson	President of NCI Buildings Division
John L. Kuzdal	President of Metal Coil Coating Division
Keith E. Fischer	President of Robertson-Ceco Division
Todd R. Moore	Executive Vice President, General Counsel and Secretary
Eric J. Brown	Executive Vice President and Chief Information Officer
Mark T. Golladay	Vice President, Corporate Development
Richard Allen	Vice President, Finance and Corporate Controller

The address and telephone number of each director and executive officer is: c/o NCI Building Systems, Inc., 10943 North Sam Houston Parkway West, Houston, Texas 77064, (281) 897-7788.

See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Employee Benefit Matters” for a description of amendments to employment agreements with our executive officers to be entered into in connection with the CD&R investment.

PRICE RANGE OF COMMON STOCK AND CONVERTIBLE NOTES

The following table lists the high and low sale prices for our common stock during the past three fiscal years as reported on the NYSE Composite Tape. We did not pay any dividends during such periods. Our common stock is listed on the NYSE (Ticker Symbol: NCS).

	Price
	High	Low

Fiscal Year Ended October 29, 2006
First Quarter	$50.54	$40.08
Second Quarter	68.10	48.65
Third Quarter	70.00	47.31
Fourth Quarter	62.50	45.80
Fiscal Year Ended October 28, 2007
First Quarter	$61.12	$49.74
Second Quarter	60.61	45.38
Third Quarter	52.93	47.81
Fourth Quarter	52.07	36.35
Fiscal Year Ended November 2, 2008
First Quarter	$39.90	$23.06
Second Quarter	34.13	19.99
Third Quarter	39.81	23.20
Fourth Quarter	40.95	14.25
Fiscal Year Ending October 31, 2009
First Quarter	$19.12	$11.59
Second Quarter	13.03	2.22
Third Quarter	7.50	1.76
Fourth Quarter (through October 8, 2009)	5.12	2.10

On October 8, 2009, the sale price for our common stock as reported by the NYSE was $2.78 per share.

We had approximately 79 common stockholders of record as of October 1, 2009.

At August 2, 2009, the book value per share for our common stock was $(0.91).

The following table lists the high and low bid prices per $100 in principal amount of convertible notes for each quarter during the past two fiscal years as reported on Bloomberg.

	Bid Quotation
	High	Low

Fiscal Year Ended October 28, 2007
First Quarter	$157.66	$137.46
Second Quarter	155.28	127.49
Third Quarter	139.59	134.27
Fourth Quarter	129.27	107.49
Fiscal Year Ended November 2, 2008
First Quarter	$108.33	$94.10
Second Quarter	102.37	90.75
Third Quarter	110.51	95.71
Fourth Quarter	108.74	83.00
Fiscal Year Ending October 31, 2009
First Quarter	$82.00	$65.00
Second Quarter	85.75	57.50
Third Quarter	85.38	53.50
Fourth Quarter (through October 8, 2009)	148.00	69.00

DIVIDEND POLICY

Historically, we have not paid dividends on our common stock and have no current plans to do so in the future. Furthermore, the terms of our existing credit agreement restrict our ability to do so, and we expect that, if the term loan refinancing is consummated, the amended credit agreement will have similar restrictions. In addition, under the terms of the Series B convertible preferred stock, the holders of such shares would participate in any declared common stock dividends and also receive preferred dividends, reducing the cash available to holders of common stock. Our other future indebtedness, if any, may also restrict payment of dividends on our common stock. Also, assuming the consummation of the CD&R investment, we may not declare or pay any extraordinary dividend or distribution without the prior consent of the CD&R Fund pursuant to the stockholders agreement.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.

At September 4, 2009, we had outstanding:

•	19,981,585 shares of common stock, excluding shares held by the Company as treasury stock;

•	1,814,854 shares of common stock were reserved for issuance in respect of outstanding options and warrants;

•	no shares of preferred stock; and

•	an aggregate of $180,000,000 principal amount of convertible notes that would be convertible into a maximum of 10,851,687 shares of our common stock.

Pursuant to the stockholders agreement, if the restructuring is completed, we will seek, at a later date, approval to amend our restated certificate of incorporation to increase the number of authorized shares of common stock so that there are sufficient shares for issuance upon conversion of the Series B convertible preferred stock. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendments to our Restated Certificate of Incorporation.”

Preferred Stock

As of the date of this prospectus/disclosure statement, no shares of our preferred stock are outstanding. The authorized shares of our preferred stock are issuable, without further stockholder approval, in one or more series as determined by our board of directors. Our board of directors also determines the voting rights, designations, powers, preferences and the relative participating, optional or other special rights of each series of our preferred stock, as well as any qualifications, limitations or restrictions. Our board may designate:

•	the title of the series of preferred stock;

•	any limit upon the number of shares of the series of preferred stock which may be issued;

•	the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

•	the date or dates on which we will be required or permitted to redeem the preferred stock;

•	the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

•	the voting rights, if any, of the holders of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the dividends, if any, which will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends and may be cumulative or non-cumulative;

•	the rights, if any, of holders of preferred stock to convert the preferred stock into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

•	any provisions by which we will be required or permitted to make any payments to a sinking fund to be used to redeem preferred stock or a purchase fund to be used to purchase preferred stock;

•	any material U.S. federal income tax considerations applicable to the preferred stock; and

•	any other material terms of the preferred stock.

The material preferences, limitations, voting powers and relative rights of the Series B convertible preferred stock to be issued pursuant to the investment agreement are set forth in the certificate of designations which is included as Annex G and which we incorporate by reference into this document. See “The Restructuring—Description of the CD&R Investment—Certain Terms of the Series B Convertible Preferred Stock” for a description of the terms of the Series B convertible preferred stock.

Effect of New Issuance of Preferred Stock

If our board were to issue a new series of preferred stock, the issuance of such preferred stock could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to existing common stockholders;

•	delay or prevent a change in control of the Company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of Our Certificate of Incorporation

Provisions of Delaware law and our restated certificate of incorporation and by-laws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise or the removal of our officers and directors. For example:

•	Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination.

•	Our restated certificate of incorporation provides for a classified board of directors, approximately one-third of which is elected annually for a three-year term. Our restated certificate of incorporation also requires a vote of holders of at least 80% of our voting stock to approve a merger, sale, lease or exchange of any of our assets having an aggregate fair market value of $5.0 million or more or certain other transactions between us and any other person or corporation holding directly or indirectly more than 10% of our voting stock, unless the merger, sale or other transaction was approved by a majority of the disinterested members of our board of directors or certain price and procedure requirements are met. The above provisions cannot be changed unless the change is approved by the affirmative vote of at least 80% of our voting stock. Further, our restated certificate of incorporation also requires a vote of holders of at least two-thirds (2/3) of our voting stock to adopt, alter, amend or repeal our by-laws.

•	Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders. Special meetings of stockholders may be called by the chairman of our board of directors, the chief executive officer or the secretary at the request in writing or by electronic transmission of a majority of our board of directors.

•	Our by-laws provide time limitations for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholders’ meetings.

Pursuant to the investment agreement, we have agreed to take all actions necessary to ensure that the by-laws, the charters of the committees of our board of directors and any of our corporate guidelines, effective as of the closing, are consistent with the provisions of the stockholders agreement and the transactions contemplated by that agreement. See “The Restructuring—Description of the CD&R Investment—The Investment Agreement—Governance Matters.” In addition, we have agreed to amend our restated certificate of incorporation. See “The Restructuring—Description of the CD&R Investment—The Stockholders Agreement—Agreement to Seek Amendments to our Restated Certificate of Incorporation.”

Copies of our restated certificate of incorporation and by-laws, each as amended, have been filed with and are publicly available at or from the SEC. See “Where You Can Find More Information.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations to U.S. holders and non-U.S. holders (each term as described below and which we collectively refer to as holders) and to the Company and its subsidiaries, relating to the exchange of the convertible notes for cash and shares of common stock pursuant to this exchange offer or, in the alternative, the treatment of claims with respect to the convertible notes under the prepackaged plan and to the ownership and disposition of the common stock received in respect of the convertible notes and, where indicated, represents the opinion of Wachtell, Lipton, Rosen & Katz. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code (which we refer to as the Treasury Regulations), administrative rulings and judicial authority, all as in effect as of the date of this prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of participating in this exchange offer or, in the alternative, the effectiveness of the prepackaged plan and of owning and disposing of the common stock received in respect of the convertible notes described in this discussion. No assurance can be given that the Internal Revenue Service, or IRS, will not challenge one or more of the tax results described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of this exchange offer or the prepackaged plan or the ownership and disposition of the common stock received in respect of the convertible notes. This discussion is not tax advice, and holders are urged to consult their independent tax advisors regarding the tax consequences to them of this exchange offer or the prepackaged plan and of the ownership and disposition of the common stock received in respect of the convertible notes.

This discussion addresses only the U.S. federal income tax considerations that are relevant to holders that hold convertible notes, and that will hold common stock received in this exchange offer or, in the alternative, pursuant to the prepackaged plan, as capital assets within the meaning of section 1221 of the Internal Revenue Code. This discussion does not address all of the tax considerations that may be relevant to a particular holder or the Company and its subsidiaries. In particular, it does not address the U.S. federal estate and gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of participating in this exchange offer or, in the alternative, upon the effectiveness of the prepackaged plan or of owning or disposing of common stock. Additionally, this discussion does not address any of the tax consequences to holders that may be subject to special tax treatment with respect to their participation in this exchange offer or, in the alternative, upon the effectiveness of the prepackaged plan or their ownership or disposition of common stock, including banks, thrift institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, personal holding companies, tax-exempt organizations, insurance companies, persons who elect to use a mark-to-market method of accounting for their securities holdings, persons who hold the convertible notes or will hold the common stock in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction, U.S. holders whose “functional currency” is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, brokers, traders or dealers in securities or currencies, any person owning convertible notes in denominations other than $1000 or any integral multiple thereof, or any person owning directly, indirectly or constructively 5% of more of the total voting power or total value of our stock or any affiliate of such person. Further, this discussion does not address the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that participates in this exchange offer or, in the alternative, upon the effectiveness of the prepackaged plan. If the holder acquired different blocks of convertible notes at different times or at different prices, the holder should consult with its independent tax advisor regarding the manner in which the below rules would apply to such holder.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a convertible note or a share of common stock, as applicable, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate, if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Internal Revenue Code) have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of a convertible note or a share of common stock, as applicable, that is neither a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor a U.S. holder.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a convertible note and participates in this exchange offer, or in the alternative, the prepackaged plan is effected, the tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding convertible notes are encouraged to consult their independent tax advisors regarding the tax consequences to them of this exchange offer or the prepackaged plan and of the ownership and disposition of the common stock received in respect of the convertible notes.

This discussion assumes that the convertible notes are treated as debt instruments for U.S. federal income tax purposes.

Consequences to U.S. Holders

Exchange of Convertible Notes for Common Stock and Cash

The tax treatment of the exchange of convertible notes for common stock and cash pursuant to this exchange offer or, in the alternative, pursuant to the prepackaged plan depends on whether the convertible notes are treated as securities for U.S. federal income tax purposes.

The term “security” is not defined in the Internal Revenue Code or in the Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a security depends on an evaluation of the overall nature of the debt obligation. One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term. In general, debt obligations issued with a maturity at issuance of less than five years do not constitute securities, whereas debt obligations with a maturity at issuance of ten years or more constitute securities. Whether the convertible notes constitute securities for U.S. federal income tax purposes is unclear because holders have the option to require the Company to redeem the convertible notes after five years of their issuance.

If the convertible notes are treated as securities for U.S. federal income tax purposes, counsel is of the opinion that the material U.S. federal income tax consequences to a U.S. holder of the exchange of a convertible note for common stock and cash will be as follows:

•	Gain (but not loss) will be recognized on the exchange in an amount equal to the lesser of (i) the amount of gain realized (measured by the amount by which the sum of the fair market value of the shares of common stock and the amount of cash received exceeds the U.S. holder’s adjusted tax basis in the convertible note) and (ii) the amount of cash received, excluding in each case cash and common stock attributable to accrued and unpaid interest, if any.

•	Subject to the discussion of “market discount” below, any such gain will be capital gain and will be long-term capital gain if the U.S. holder’s holding period for the convertible note is more than one year at the time of the exchange.

•	The holding period of the shares of common stock (excluding common stock attributable to accrued and unpaid interest, if any) will include the holding period of the convertible note exchanged for the shares of common stock.

•	The adjusted tax basis of the shares of common stock (excluding common stock attributable to accrued and unpaid interest, if any) will be equal to the adjusted tax basis of the convertible note decreased by the amount of cash received (excluding cash attributable to accrued and unpaid interest, if any) and increased by the amount of gain recognized, if any.

If the convertible notes do not constitute securities for U.S. federal income tax purposes, the exchange of a convertible note for common stock and cash will be a taxable transaction, and the material U.S. federal income tax consequences of the exchange to a U.S. holder will be as follows:

•	Gain or loss will be recognized in an amount equal to the difference between (i) the sum of the fair market value of the shares of common stock and the amount of cash received (excluding cash and common stock attributable to accrued and unpaid interest, if any) and (ii) the U.S. holder’s adjusted tax basis in the convertible note.

•	Subject to the discussion of “market discount” below, any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the convertible note is more than one year at the time of the exchange. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations.

•	The holding period of the shares of common stock will start on the day following the exchange.

•	The adjusted tax basis of the shares of common stock will equal their fair market value on the day of the exchange.

Due to the inherently factual nature of the determination, U.S. holders are urged to consult their independent tax advisors regarding the classification of the convertible notes as “securities” for U.S. federal income tax purposes and the U.S. federal income tax consequences of such classification.

Market Discount

A U.S. holder that purchased its convertible notes at a market discount (defined as the excess, subject to a de minimis threshold, of the stated redemption price of the convertible note at maturity over the U.S. holder’s basis in such convertible note immediately after its acquisition) may be subject to the market discount rules of the Internal Revenue Code. Under those rules, any gain recognized on the exchange of such convertible notes generally would be treated as ordinary income to the extent of the market discount accrued during the U.S. holder’s period of ownership, unless the U.S. holder elected to include the market discount in income as it accrued. If the convertible notes are treated as securities for U.S. federal income tax purposes, as discussed above, then any accrued market discount not recognized on the exchange may carry over to the shares of common stock (excluding common stock attributable to accrued and unpaid interest, if any) such that any gain recognized by the U.S. holder upon a subsequent disposition of such shares of common stock would be treated as ordinary income to the extent of any such accrued market discount not previously included in income. U.S. holders who acquired their convertible notes other than at original issuance should consult their independent tax advisors regarding the possible application of the market discount rules of the Internal Revenue Code to an exchange of the convertible notes pursuant to this exchange offer or, in the alternative, the prepackaged plan.

Accrued and Unpaid Interest

The extent to which the consideration received by a U.S. holder of a convertible note in this exchange offer or, in the alternative, pursuant to the prepackaged plan will be attributable to accrued and unpaid interest is unclear. Treasury Regulations generally treat a payment under a debt instrument first as a payment of accrued and unpaid interest and then as a payment of principal. To the extent that any amount of the consideration received by a U.S. holder of a convertible note is attributable to accrued and unpaid interest, (i) if not previously included in income, such amount should be taxable to the U.S. holder as interest income or (ii) the U.S. holder may recognize a loss to the extent the amount of such consideration is less than the amount of accrued and unpaid interest that has been previously included in income.

Ownership and Taxable Disposition of Common Stock Received in this Exchange Offer or, in the Alternative, the Prepackaged Plan

Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on shares of common stock will constitute dividends. Under current law, such dividends received by individual U.S. holders will qualify for a 15% tax rate on “qualified dividend income” through December 31, 2010 provided that holding period and other requirements are met. Such dividends will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. holder’s investment up to such U.S. holder’s adjusted tax basis in the shares of common stock and thereafter as gain from a taxable disposition of the shares of common stock.

Upon a taxable disposition of the shares of common stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such shares of common stock exceeds one year immediately prior to such disposition. The deductibility of capital losses is subject to limitations. As discussed above, a U.S. holder may be required to treat gain from the disposition of shares of common stock (including certain dispositions that are non-recognition transactions under the Internal Revenue Code) as ordinary income to the extent accrued market discount on the convertible note is carried over to such shares of common stock.

Backup Withholding and Information Reporting

Payments of interest on the convertible notes, payments of dividends on the shares of common stock and payments with respect to amounts realized on the disposition (including a disposition pursuant to this exchange offer or, in the alternative, the prepackaged plan, a retirement or a redemption) of the convertible notes or the shares of common stock may be reported to the IRS and may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides a valid taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

Exchange of Convertible Notes for Common Stock and Cash

A non-U.S. holder will not be subject to U.S. federal income or withholding taxes with respect to any gain recognized on the exchange of convertible notes for common stock and cash unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment that such non-U.S. holder maintains or, in the case of an individual, a fixed base), in which case the gain will be subject to tax in the same manner as effectively connected income as described below under “—Income Effectively Connected with a U.S. Trade or Business”;

•	the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year of the exchange and certain other conditions are met, in which case the gain will be subject to tax at a rate of 30% (or such lower rate of withholding tax as may apply under an income tax treaty for which the non-U.S. holder is eligible); or

•	the non-U.S. holder meets certain ownership requirements and we have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the five-year period ending on the date of the exchange or, if shorter, the non-U.S. holder’s holding period with respect to the convertible notes. However, we do not believe that we are currently, or have been at any time over the past five years, a USRPHC, nor do we anticipate becoming a USRPHC.

Accrued and Unpaid Interest

The extent to which the consideration received by a non-U.S. holder of a convertible note in this exchange offer or, in the alternative, pursuant to the prepackaged plan, will be attributable to accrued and unpaid interest is unclear. Treasury Regulations generally treat a payment under a debt instrument first as a payment of accrued and unpaid interest and then as a payment of principal. A non-U.S. holder will not be subject to U.S. federal income or withholding tax on interest paid on the convertible notes, if the interest is not effectively connected with a U.S. trade or business (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment or, in the case of an individual, a fixed base), provided that the non-U.S. holder:

•	does not actually or constructively, directly or indirectly, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership;

•	is not a bank receiving interest on a loan agreement entered into in the ordinary course of its trade or business; and

•	certifies to its non-U.S. status on IRS Form W-8BEN (or other applicable form).

If a non-U.S. holder cannot satisfy the requirements described above, payments treated as interest made to the non-U.S. holder will be subject to a 30% U.S. federal withholding tax, unless the non-U.S. holder (i) qualifies for a reduced rate of withholding, or is able to claim a valid exemption, under an income tax treaty (generally, by providing an IRS Form W-8BEN claiming treaty benefits) or (ii) establishes that such interest is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States as further discussed below under “—Income Effectively Connected with a U.S. Trade or Business.” A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under a tax treaty may also obtain a refund of any amounts withheld in excess of that rate by filing a timely refund claim with the IRS.

Ownership and Taxable Disposition of Common Stock Received in this Exchange Offer or, in the Alternative, Pursuant to the Prepackaged Plan

In general, any distributions we make to a non-U.S. holder with respect to its shares of common stock that constitute a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and thereafter as gain from the sale or exchange of such shares of common stock. Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends will be subject to U.S. federal income tax as further discussed below under “—Income Effectively Connected with a U.S. Trade or Business.”

Non-U.S. holders will not be subject to U.S. federal income or withholding tax on gain recognized on the sale, exchange, redemption or other taxable disposition of shares of common stock unless certain exceptions apply, as described above under “—Exchange of Convertible Notes for Common Stock and Cash.”

Income Effectively Connected with a U.S. Trade or Business

If a non-U.S. holder is or was engaged in a trade or business in the United States and interest, dividends or gain with respect to a convertible note or a share of common stock is or was effectively connected with the conduct of the non-U.S. holder’s trade or business, and, where a U.S. income tax treaty applies, the non-U.S. holder maintains a U.S. permanent establishment (or, in the case of an individual, a fixed base) to which the interest, dividends or gain is attributable, the non-U.S. holder will be subject to U.S. federal income tax on a net income basis on such interest, dividends or gain in the same manner as a U.S. Holder, as described above under “—Consequences to U.S. Holders.”

Such interest or dividends will be exempt from U.S. federal withholding tax if the non-U.S. holder claims the exemption by providing a properly executed IRS Form W-8ECI or other applicable form to the payer on or before the relevant payment date. In addition, if a non-U.S. holder is a corporation, the non-U.S. holder may be subject to a U.S. branch profits tax at a rate of 30%, as adjusted for certain items, unless a lower rate applies to the non-U.S. holder under a U.S. income tax treaty with the non-U.S. holder’s country of residence.

Backup Withholding and Information Reporting

A non-U.S. holder not subject to U.S. federal income tax may nonetheless be subject to backup withholding and information reporting with respect to interest paid on the convertible notes or dividends paid on the shares of common stock and with respect to amounts realized on the disposition (including a disposition pursuant to this exchange offer or, in the alternative, the prepackaged plan, a retirement or a redemption) of the convertible notes or the shares of common stock unless the non-U.S. holder provides the withholding agent with the applicable IRS Form W-8 or otherwise establishes an exemption. Non-U.S. holders should consult their independent tax advisors as to their qualifications for an exemption from backup withholding and the procedure for obtaining such an exemption.

Consequences to Non-Participating Holders if the Recapitalization Plan Is Consummated

If the recapitalization plan is consummated, holders that do not tender their convertible notes in this exchange offer will not recognize gain or loss for U.S. federal income tax purposes and will continue to have the same tax basis and holding period with respect to the convertible notes as they had before the consummation of this exchange offer.

Consequences to the Company

Cancellation of Indebtedness Income

The exchange of convertible notes pursuant to the recapitalization plan or, in the alternative, pursuant to the prepackaged plan will generally result in COD income to us for U.S. federal income tax purposes to the extent that the “adjusted issue price” of the exchanged convertible notes exceeds the fair market value of the shares of common stock and cash paid in exchange for such convertible notes (except to the extent that such consideration is attributable to accrued and unpaid interest). Thus, the precise amount of COD income, if any, resulting from the exchange of convertible notes cannot be determined until the date of the exchange. In addition, the term loan refinancing may also result in COD income to us.

To the extent we were considered insolvent from a tax perspective immediately prior to the completion of the recapitalization plan, any such COD income would be excluded from our taxable income. Alternatively, if the discharge of our liability occurred pursuant to the prepackaged plan, any COD income from such discharge would be excluded from our taxable income.

If and to the extent any COD income is excluded from taxable income pursuant to the insolvency exception or the bankruptcy exception described above, we generally will be required to reduce certain of our tax attributes, including, but not limited to, our net operating losses, loss carryforwards, credit carryforwards and tax basis in certain assets, by the amount of any excluded COD income. This may result in a significant reduction in, and possible elimination of, certain of our tax attributes. Under regulations applicable to taxpayers filing consolidated returns, generally the tax attributes attributable to the debtor member (and, to the extent required by certain look-through rules, its direct or indirect subsidiaries) are the first to be reduced. To the extent that any COD income of such debtor member of the consolidated group exceeds the tax attributes attributable to such debtor member, the consolidated tax attributes attributable to other members of the consolidated group must be reduced.

If any COD income is not excluded from our taxable income and we do not have sufficient losses to offset fully such COD income, we may incur tax liability from such COD income. We may make an election under recently enacted section 108(i) of the Internal Revenue Code to defer the inclusion of all or a portion of any COD income resulting from the consummation of the recapitalization plan or the prepackaged plan, with the amount of deferred

COD income becoming includible in taxable income ratably over a five-taxable-year period beginning in, if such consummation occurs in 2009, the fifth taxable year after such consummation.

To the extent the fair market value of the shares of common stock and cash paid pursuant to this exchange offer, or, in the alternative, pursuant to the prepackaged plan, exceeds the “adjusted issue price” of the convertible notes (except to the extent that such consideration is attributable to accrued and unpaid interest), the Company will generally have paid a premium on the exchange for the convertible notes. The premium might not be deductible for U.S. federal income tax purposes.

Potential Limitations on Net Operating Loss Carryforwards and Other Tax Attributes

The restructuring is expected to result in an “ownership change” of our Company within the meaning of section 382 of the Internal Revenue Code. Under section 382 of the Internal Revenue Code, if a corporation or a consolidated group with net operating losses, or NOLs, loss carryforwards or certain other tax attributes, which we refer to as a loss corporation, undergoes an “ownership change,” the loss corporation’s use of its pre-change NOLs, loss carryforwards and certain other tax attributes generally will be subject to an annual limitation in the post-change period.

Subject to the special bankruptcy rules discussed below, the amount of the annual limitation on a loss corporation’s use of its pre-change NOLs (and certain other tax attributes) is generally equal to the product of the applicable long-term tax-exempt rate (as published by the IRS for the month in which the ownership change occurs) and the value of the loss corporation’s outstanding stock immediately before the ownership change (excluding certain capital contributions). If a loss corporation has a net unrealized built-in gain, immediately prior to the ownership change, the annual limitation may be increased during the subsequent five-year period. If a loss corporation has a net unrealized built-in loss, immediately prior to the ownership change, certain losses recognized during the subsequent five-year period also would be subject to the annual limitation.

If the ownership change occurs pursuant to a bankruptcy plan and, if as expected here, the debtor does not satisfy the requirements of, or elects not to apply, section 382(l)(5) of the Internal Revenue Code, the debtor’s use of its pre-change NOLs, loss carryforwards and certain other tax attributes will be subject to an annual limitation as determined under section 382(l)(6) of the Internal Revenue Code. In such case, the amount of the annual limitation generally will be equal to the product of the applicable long-term tax-exempt rate and the value of the debtor’s outstanding stock immediately after the bankruptcy reorganization, provided such value may not exceed the value of the debtor’s gross assets immediately before the ownership change, subject to certain adjustments.

The impact on us of any ownership change under section 382 of the Internal Revenue Code depends upon, among other things, the amount of our pre-ownership change losses and other tax attributes remaining after the recognition of any COD income or reduction of tax attributes, the value of our Company at the time of the ownership change, and the amount and timing of future taxable income.

Alternative Minimum Tax

Notwithstanding our ability to utilize our losses to offset any COD income for regular U.S. federal income tax purposes, we may nonetheless be liable to tax under the alternative minimum tax, which we refer to as AMT, provisions of the Internal Revenue Code. In addition, if a corporation undergoes an ownership change and is in a net unrealized built-in loss position (as determined for AMT purposes) on the date of the ownership change, the corporation’s aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date.

Any AMT that a corporation pays generally is allowed as a nonrefundable credit against its regular U.S. federal income tax liability in future taxable years when it is no longer subject to the AMT.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of the convertible notes for cash and shares of common stock and the acquisition, holding and, to the extent relevant, disposition of shares of common stock by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a plan described in section 4975 of the Internal Revenue Code, including an individual retirement account, or IRA, or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Internal Revenue Code, and any entity whose underlying assets include “plan assets” by reason of any such employee benefit or retirement plan’s investment in such entity, each of which we refer to as a plan.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or section 4975 of the Internal Revenue Code, which we refer to as an ERISA plan and prohibit certain transactions involving the assets of an ERISA plan with its fiduciaries or other interested parties. In general, under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan. Plans that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in section 3(33) of ERISA or section 4975(g)(3) of the Internal Revenue Code) and non-U.S. plans (as described in section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or section 4975 of the Internal Revenue Code (but may be subject to similar prohibitions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Internal Revenue Code).

In considering an exchange of the convertible notes for cash and shares of common stock and the acquisition, holding and, to the extent relevant, disposition of the shares of common stock with a portion of the assets of a plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Internal Revenue Code or any applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Internal Revenue Code relating to a fiduciary’s duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Internal Revenue Code.

Prohibited Transaction Issues

Section 406 of ERISA prohibits ERISA plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of section 3(14) of ERISA, and section 4975 of the Internal Revenue Code imposes an excise tax on certain “disqualified persons,” within the meaning of section 4975 of the Internal Revenue Code, who engage in similar transactions, in each case, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction also may be subject to other penalties and liabilities under ERISA and the Internal Revenue Code. In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.

The acquisition and/or holding (and, to the extent relevant, disposition) of the convertible notes or the shares of common stock by an ERISA plan with respect to which NCI, the dealer-manager, the information agent or the exchange agent is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under section 406 of ERISA and/or section 4975 of the Internal Revenue Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor, or DOL, has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the convertible notes or the shares of common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Plans that acquired or held convertible notes in reliance on PTCE 84-14 should note that this exchange offer may constitute a renewal under Part V(i) of PTCE 84-14 and any such plan should consult its counsel to evaluate whether PTCE 84-14 remains applicable. In addition, section 408(b)(17) of ERISA and section 4975(d)(20) of the Internal Revenue Code each provides a limited exemption, called the “service provider exemption,” from the prohibited transaction provisions of ERISA and section 4975 of the Internal Revenue Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA plan involved in the transaction and provided further that the ERISA plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the shares of common stock should not be acquired or held by any person investing “plan assets” of any plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or section 4975 of the Internal Revenue Code or similar violation of any applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Internal Revenue Code.

Representation

By exchanging a convertible note and accepting cash and shares of common stock, each purchaser and holder will be deemed to have represented and warranted that either (1) it is not a plan and no portion of the assets used to acquire or hold the shares of common stock constitutes assets of any plan or (2) the exchange of a convertible note and the acquisition and holding of shares of common stock (including the exchange of a convertible note for common stock) will not constitute a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Internal Revenue Code or similar violation under any applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Internal Revenue Code.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the common stock (or exchanging the convertible notes for cash and shares of common stock) on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, section 4975 of the Internal Revenue Code and any similar laws to such investment and whether an exemption would be applicable to the purchase and holding of the common stock. The sale of any convertible notes by or to any plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus/disclosure statement is a part of a registration statement on Form S-4 that we filed with the SEC registering the securities that may be offered and sold hereunder. This registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus/disclosure statement. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement, including any applicable prospectus/disclosure statement supplement, for further information about us and these securities.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room
100 F Street N.E.
Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements, information statements and other information about issuers, like NCI Building Systems, Inc., that file electronically with the SEC. The address of that web site is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus/disclosure statement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus/disclosure statement. This prospectus/disclosure statement incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K, except for Part II, Item 8, “Financial Statements and Supplementary Data,” for the year ended November 2, 2008;

•	our Quarterly Reports on Form 10-Q for the quarters ended February 1, 2009, May 3, 2009 and August 2, 2009; and

•	our Current Reports on Form 8-K filed on November 21, 2008, December 11, 2008, December 17, 2008, January 16, 2009, February 19, 2009, March 10, 2009, March 17, 2009, May 21, 2009, June 6, 2009, July 15, 2009, August 19, 2009, August 27, 2009, August 28, 2009, September 1, 2009, September 10, 2009, September 15, 2009, September 30, 2009, October 8, 2009 and October 9, 2009; and

•	the description of our common stock contained in our Form 8-A/A, filed on June 25, 1999, and any subsequent amendment thereto filed for the purpose of updating such description.

We also incorporate by reference all documents that we subsequently file with the SEC after the filing of this prospectus/disclosure statement pursuant to section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the date this exchange offer is terminated. Nothing in this prospectus/disclosure statement shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus/disclosure statement or in a document incorporated or deemed to be incorporated by reference in this prospectus/disclosure statement shall be deemed to be modified or superseded for purposes of this prospectus/disclosure statement to the extent that a statement contained herein or in the applicable prospectus/disclosure statement supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus/ disclosure statement.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

NCI Building Systems, Inc.
Investor Relations Department
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788

Exhibits to these filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus/disclosure statement.

Statements contained in this prospectus/disclosure statement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

EXPERTS

The consolidated financial statements and related schedule of NCI Building Systems, Inc. for the fiscal year ended November 2, 2008 (including the schedule appearing therein), attached as Exhibit 99.1 to NCI Building Systems, Inc.’s Current Report on Form 8-K filed September 10, 2009, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF SECURITIES

The validity of the shares of common stock offered hereby are being passed upon by Todd R. Moore, Esq., Executive Vice President, General Counsel and Secretary of the Company. Mr. Moore is paid a salary and bonus by the Company, participates in certain of the Company’s employee benefit plans, owns shares of the Company’s common stock and holds options to acquire shares of the Company’s common stock.

Annex A

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re: NCI BUILDING SYSTEMS, INC., et al.,[1] Debtors.	) ) ) ) ) ) )	Chapter 11 Case No. 09- ( ) Joint Administration Requested

JOINT PREPACKAGED PLAN OF REORGANIZATION OF
NCI BUILDING SYSTEMS, INC., ET AL. PURSUANT
TO CHAPTER 11 OF THE BANKRUPTCY CODE

KIRKLAND & ELLIS LLP 601 Lexington Avenue New York, New York 10022-4611 Telephone: (212) 446-4800 Facsimile: (212) 446-4900	WACHTELL, LIPTON, ROSEN & KATZ 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000

YOUNG CONAWAY STARGATT & TAYLOR, LLP The Brandywine Building 1000 West Street, 17th Floor Wilmington, Delaware 19801 Telephone: (302) 571-6637 Wilmington, Delaware 19801

Proposed Attorneys for the Debtors

Dated: October   , 2009

1 The Debtors, together with the last four digits of each Debtor’s federal tax identification number, are: NCI Building Systems, Inc. (7701) NCI Group, Inc. (8132) Steelbuilding.com, Inc. (8097) and Robertson-Ceco II Corporation (9146). The location of the Debtors’ corporate headquarters and the service address for all Debtors is: 10943 North Sam Houston Parkway West, Houston, Texas 77064.

ARTICLE I. DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, AND GOVERNING LAW	A-1
A. Defined Terms.	A-1
B. Rules of Interpretation.	A-7
C. Computation of Time.	A-8
D. Governing Law.	A-8
E. Reference to Monetary Figures.	A-8
ARTICLE II. ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS	A-8
A. Administrative Claims.	A-8
B. Priority Tax Claims.	A-9
ARTICLE III. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS	A-9
A. Classification of Claims and Equity Interests.	A-9
B. Treatment of Claims and Equity Interests.	A-10
C. Special Provision Governing Unimpaired Claims.	A-14
D. Acceptance or Rejection of the Plan.	A-14
E. Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.	A-14
F. Controversy Concerning Impairment.	A-14
G. Subordinated Claims.	A-15
ARTICLE IV. MEANS FOR IMPLEMENTATION OF THE PLAN	A-15
A. General Settlement of Claims.	A-15
B. Restructuring Transactions.	A-15
C. Existing Letters of Credit.	A-15
D. Sources of Consideration for Plan Distributions.	A-15
E. Management Employment Contracts.	A-16
F. Corporate Existence.	A-16
G. Vesting of Assets in the Reorganized Debtors.	A-17
H. Cancellation of Securities and Agreements.	A-17
I. Surrender of Existing Securities.	A-17
J. Corporate Action.	A-18
K. New Certificates of Incorporation and New By-Laws.	A-18
L. Directors and Officers of the Reorganized Debtors.	A-18
M. Effectuating Documents; Further Transactions.	A-19
N. Section 1146 Exemption.	A-19
O. Employee and Retiree Benefits.	A-19
P. Preservation of Causes of Action.	A-19
ARTICLE V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES	A-20
A. Assumption and Rejection of Executory Contracts and Unexpired Leases.	A-20
B. Claims Based on Rejection of Executory Contracts or Unexpired Leases.	A-20
C. Cure of Defaults for Executory Contracts and Unexpired Leases Assumed.	A-20
D. Insurance Policies.	A-21
E. Modifications, Amendments, Supplements, Restatements, or Other Agreements.	A-21
F. Reservation of Rights.	A-21
G. Nonoccurrence of Effective Date.	A-21

A-i

H. Contracts and Leases Entered Into After the Petition Date.	A-21
ARTICLE VI. PROVISIONS GOVERNING DISTRIBUTIONS	A-22
A. Timing and Calculation of Amounts to Be Distributed.	A-22
B. Disbursing Agent.	A-22
C. Rights and Powers of Disbursing Agent.	A-22
D. Delivery of Distributions and Undeliverable or Unclaimed Distributions.	A-22
E. Manner of Payment.	A-23
F. Section 1145 Exemption.	A-23
G. Compliance with Tax Requirements.	A-24
H. Allocations.	A-24
I. No Postpetition Interest on Claims.	A-24
J. Setoffs and Recoupment.	A-24
K. Claims Paid or Payable by Third Parties.	A-24
ARTICLE VII. PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND DISPUTED CLAIMS	A-25
A. Allowance of Claims.	A-25
B. Proofs of Claims.	A-25
C. Prosecution of Objections to Claims.	A-25
D. Procedures Regarding Disputed Claims.	A-25
E. Disallowance of Claims or Interests.	A-26
F. No Distributions Pending Allowance.	A-26
G. Distributions After Allowance.	A-26
ARTICLE VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS	A-26
A. Discharge of Claims and Termination of Equity Interests.	A-26
B. Release of Liens.	A-27
C. Releases by the Debtors.	A-27
D. Releases by Holders of Claims and Equity Interests.	A-27
E. Exculpation.	A-28
F. Injunction.	A-28
G. Subordination Rights.	A-28
H. Rights of Internal Revenue Service.	A-29
ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN	A-29
A. Conditions Precedent to the Effective Date.	A-29
B. Waiver of Conditions.	A-29
C. Effect of Failure of Conditions.	A-29
ARTICLE X. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN	A-30
A. Modification and Amendments.	A-30
B. Effect of Confirmation on Modifications.	A-30
C. Revocation or Withdrawal of Plan.	A-30
ARTICLE XI. RETENTION OF JURISDICTION	A-30
ARTICLE XII. MISCELLANEOUS PROVISIONS	A-32
A. Immediate Binding Effect.	A-32
B. Additional Documents.	A-32
C. Payment of Statutory Fees.	A-32
D. Payment of Fees and Expenses of the Convertible Indenture Trustee.	A-32

A-ii

E. Statutory Committee and Cessation of Fee and Expense Payment.	A-32
F. Reservation of Rights.	A-32
G. Successors and Assigns.	A-32
H. Notices.	A-33
I. Term of Injunctions or Stays.	A-33
J. Entire Agreement.	A-33
K. Exhibits.	A-34
L. Nonseverability of Plan Provisions.	A-34
M. Votes Solicited in Good Faith.	A-34
N. Closing of Chapter 11 Cases.	A-34
O. Waiver or Estoppel.	A-34
P. Conflicts.	A-34

A-iii

INTRODUCTION

NCI Building Systems, Inc., together with its affiliates NCI Group, Inc., Steelbuilding.com, Inc. and Robertson-Ceco II Corporation, as debtors and debtors in possession, propose this joint prepackaged plan of reorganization for the resolution of the outstanding claims against and equity interests in the Debtors pursuant to section 1121(a) of the Bankruptcy Code. Capitalized terms used in the Plan and not otherwise defined shall have the meanings ascribed to such terms in Article I.A. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

ARTICLE I.
DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME, AND GOVERNING LAW

A.	Defined Terms.

As used in this Plan, capitalized terms have the meanings set forth below.

1. “Administrative Claim” means a Claim for costs and expenses of administration pursuant to sections 503(b), 507(a)(2), or 507(b) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors (such as wages, salaries, or commissions for services, and payments for goods and other services and leased premises); (b) all fees and charges assessed against the Estates pursuant to section 1930 of chapter 123 of the Judicial Code; (c) Professional Fee Claims; and (d) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code.

2. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.

3. “Allowed” means with respect to any Claim, except as otherwise provided herein: (a) a Claim that is scheduled by the Debtors as neither disputed, contingent nor unliquidated, and as to which the Debtors or other party in interest have not Filed an objection; (b) a Claim that either is not a Disputed Claim or has been Allowed by a Final Order; (c) a Claim that is Allowed (i) pursuant to the Plan, (ii) in any stipulation that is approved by the Bankruptcy Court or (iii) pursuant to any contract, instrument, indenture or other agreement entered into or assumed in connection herewith; (d) a Claim relating to a rejected Executory Contract or Unexpired Lease that either (i) is not a Disputed Claim or (ii) has been Allowed by a Final Order; (e) a Claim that is Allowed pursuant to the terms of the Plan; or (f) a Claim as to which a Proof of Claim has been timely Filed and as to which no objection has been Filed.

4. “Amended and Restated Senior Secured Credit Agreement” means that certain Amended and Restated Credit Agreement to be entered into on the Effective Date, substantially in the form contained in the Plan Supplement.

5. “Avoidance Actions” means any and all actual or potential Claims to avoid a transfer of property or an obligation incurred by the Debtors pursuant to any applicable section of the Bankruptcy Code, including sections 544, 545, 547, 548, 549, 550, 551, 553(b), and 724(a) of the Bankruptcy Code.

6. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

7. “Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware or any other court having jurisdiction over the Chapter 11 Cases.

8. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure promulgated under section 2075 of the Judicial Code and the general, local, and chambers rules of the Bankruptcy Court.

9. “Bar Date” means the date, if any, established by the Bankruptcy Court by which Proofs of Claim must be filed.

10. “Business Day” means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

11. “Cash” means the legal tender of the United States of America, as applicable, or the equivalent thereof.

12. “Causes of Action” means all actions (including Avoidance Actions), causes of action, liabilities, obligations, rights, suits, damages, judgments, remedies, demands, setoffs, defenses, recoupments, crossclaims, counterclaims, third-party claims, indemnity claims, contribution claims, or any other claims whatsoever, in each case held by the Debtors, whether known or unknown, matured or unmatured, fixed or contingent, liquidated or unliquidated, disputed or undisputed, suspected or unsuspected, foreseen or unforeseen, direct or indirect, choate or inchoate, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act or omission or other event occurring prior to the Petition Date or during the course of the Chapter 11 Cases, including through the Effective Date.

13. “CD&R” means Clayton, Dubilier & Rice, Inc. and (i) its Affiliates, (ii) any investment fund managed by Clayton, Dubilier and Rice, Inc. or its Affiliates, (iii) any Affiliates of any such investment fund, (iv) any successor to its investment management business and (v) directors, officers, employees, and partners of the entities described in (i)-(iv) above.

14. “Certificate” means any instrument evidencing a Claim or an Equity Interest.

15. “CD&R Fund” means Clayton, Dubilier & Rice Fund VIII, L.P.

16. “CD&R Investors” means CD&R Fund and any parallel or co-investment vehicles under common control or management with CD&R Fund to which CD&R Fund assigned its rights and obligations to purchase Series B Preferred Stock under the Investment agreement.

17. “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the chapter 11 case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all Debtors, the procedurally consolidated chapter 11 cases pending for the Debtors in the Bankruptcy Court.

18. “Claim” means any claim, as such term is defined in section 101(5) of the Bankruptcy Code, against a Debtor.

19. “Class” means a class of Claims or Equity Interests as set forth in Article III pursuant to section 1122(a) of the Bankruptcy Code.

20. “Common Stock” means shares of common stock of NCIBS authorized pursuant to the NCIBS Charter.

21. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

22. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.

23. “Confirmation Hearing” means the hearing held by the Bankruptcy Court on Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.

24. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

25. “Consummation” means the effectiveness of this Plan on the Effective Date.

26. “Convertible Notes” means the 2.125% Convertible Notes due 2024 issued by NCIBS.

27. “Convertible Notes Indenture” means that certain Indenture, dated November 16, 2004, by and between NCI Building Systems, Inc. and The Bank of New York, as indenture trustee, pursuant to which NCIBS issued the Convertible Notes.

28. “Convertible Notes Indenture Trustee” means The Bank of New York, as indenture trustee for the Convertible Notes.

29. “Credit Agreement Principal Repayment Amount” means an amount equal to the difference between the aggregate principal amount outstanding under the Senior Secured Credit Agreement as of the Petition Date and $150.0 million.

30. “Cure Claim” means a Claim based upon the Debtors’ defaults on an Executory Contract or Unexpired Lease at the time such contract or lease is assumed by the Debtors pursuant to section 365 of the Bankruptcy Code.

31. “Debtors” means, collectively: NCIBS, NCI Group, Inc., Steelbuilding.com, Inc. and Robertson-Ceco II Corporation.

32. “Disbursing Agent” means the Reorganized Debtors or the Entity or Entities selected by the Debtors or Reorganized Debtors, as applicable, to make or facilitate distributions pursuant to the Plan.

33. “Disclosure Statement” means that certain prospectus/disclosure statement which forms a part of NCIBS’s Registration Statement on Form S-4 filed on September 10, 2009 with the Securities and Exchange Commission, including all exhibits and schedules thereto and references therein that relate to the Plan, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law.

34. “Disputed Claim” means any Claim that is not yet Allowed.

35. “Distribution Record Date” means other than with respect to any publicly held securities, the record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be five Business Days after the Effective Date.

36. “Effective Date” means the date selected by the Debtors that is a Business Day after the Confirmation Date on which (a) the conditions to the occurrence of the Effective Date have been met or waived pursuant to Article IX.A and Article IX.B and (b) no stay of the Confirmation Order is in effect. Unless otherwise specifically provided in the Plan or the Investment Agreement, anything required to be done by the Debtors or the Reorganized Debtors, as applicable, on the Effective Date may be done on the Effective Date or as soon as reasonably practicable thereafter.

37. “Entity” means an entity as such term is defined in section 101(15) of the Bankruptcy Code.

38. “Equity Interests” means any: (a) Equity Security, including all issued, unissued, authorized, or outstanding shares of capital stock of the Debtors together with any warrants, options, or contractual rights to purchase or acquire such Equity Securities at any time and all rights arising with respect thereto; and (b) partnership, limited liability company, or similar interest in a Debtor.

39. “Equity Security” means any equity security as defined in section 101(16) of the Bankruptcy Code in a Debtor.

40. “ERISA” means the Employee Retirement Income Security Act of 1974, 29 U.S.C. §§ 1001-1461 (2006), and the regulations promulgated thereunder.

41. “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

42. “Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a et seq.

43. “Exculpated Claim” means any Claim related to any act or omission in connection with, relating to, or arising out of the Debtors’ out-of-court restructuring efforts, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Disclosure Statement, the Plan, or any contract, instrument, release, or other agreement or document created or entered into in connection with the Disclosure Statement, the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Common Stock or the distribution of property under the Plan, or any other agreement.

44. “Existing Letters of Credit” means all outstanding and undrawn letters of credit under the Senior Secured Credit Agreement.

45. “Exculpated Party” means each of: (a) the Debtors, the Reorganized Debtors, and their Affiliates; (b) the Senior Secured Agent, in its capacity as such; (c) CD&R and CD&R Investors; (d) the Convertible Notes Indenture Trustee, in its capacity as such; (e) holders of Senior Secured Claims and (f) with respect to each of the foregoing Entities in clauses (a) through (e), such Entities’ current or former subsidiaries, affiliates, managed accounts or funds, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other Professionals, in each case in their capacity as such.

46. “Executory Contract” means, as applicable, a contract to which one or more of the Debtors is a party and that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

47. “File” or “Filed” or “Filing” means file, filed, or filing with the Bankruptcy Court or the Debtors’ claims agent, as applicable, in the Chapter 11 Cases.

48. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter, which has not been reversed, stayed, modified, or amended, and as to which the time to appeal, seek certiorari, or move for a new trial, re-argument, or rehearing has expired and no appeal, petition for certiorari, or motion for a new trial, re-argument, or rehearing has been timely filed, or as to which any appeal that has been taken, any petition for certiorari, or motion for a new trial, re-argument, or rehearing that has been or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

49. “General Administrative Claim” means any Administrative Claim, including Cure Claims, other than a Professional Fee Claim.

50. “General Unsecured Claim” means any Unsecured Claim that is not an Intercompany Claim, a Secured Tax Claim or a Claim in respect of the Convertible Notes.

51. “Governmental Unit” means a governmental unit as defined in section 101(27) of the Bankruptcy Code.

52. “Holdback Amount” means the aggregate holdback of those Professional fees billed to the Debtors during the Chapter 11 Cases that are held back pursuant to the Professional Fee Order or any other order of the Bankruptcy Court, which amount is to be deposited in the Holdback Escrow Account as of the Effective Date. The Holdback Amount shall not be considered property of the Debtors or the Reorganized Debtors. When all Professional Fee Claims have been paid, amounts remaining in the Holdback Escrow Account, if any, shall be paid to the Reorganized Debtors.

53. “Holdback Escrow Account” means the escrow account established by the Reorganized Debtors into which Cash equal to the Holdback Amount shall be deposited on the Effective Date for the payment of Allowed Professional Fee Claims to the extent not previously paid or disallowed.

54. “Holder” means an Entity holding a Claim or an Equity Interest.

55. “Impaired” means, with respect to a Class of Claims or Equity Interests, a Class of Claims or Equity Interests that is not Unimpaired.

56. “Intercompany Claim” means any Claim held by a Debtor against another Debtor or any Claim held by an Affiliate against a Debtor.

57. “Intercompany Interest” means an Equity Interest in a Debtor held by another Debtor or an Equity Interest in a Debtor held by an Affiliate of a Debtor.

58. “Investment Agreement” means that certain investment agreement, dated as of August 14, 2009, by and between NCIBS and the CD&R Fund, as such agreement may be amended from time to time, pursuant to which the CD&R Fund agreed to purchase the Series B Preferred Stock.

59. “Investment Proceeds” means the $250,000,000 payable by the CD&R Investors under the Investment Agreement.

60. “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1—4001.

61. “Lien” means a lien as defined in section 101(37) of the Bankruptcy Code.

62. “Management Employment Contracts” means those certain management employment contracts identified on Exhibit G of the Investment Agreement.

63. “NCIBS” means NCI Building Systems, Inc.

64. “NCIBS Charter” means the Restated Certificate of Incorporation of NCIBS, as amended.

65. “NCIBS General Unsecured Claim” means a General Unsecured Claim against NCIBS.

66. “NCI Group, Inc. General Unsecured Claim” means a General Unsecured Claim against NCI Group, Inc.

67. “New ABL Revolving Credit Facility” means an asset-backed revolving credit facility to be provided by certain lenders, substantially in the form contained in the Plan Supplement.

68. “New Boards” means the initial boards of directors of the Reorganized Debtors as of the Effective Date.

69. “New By-Laws” means the by-laws of any of the Debtors on and after the Effective Date.

70. “New Certificates of Incorporation” means the certificates of incorporation of any of the Debtors on and after the Effective Date.

71. “New Term Loan” means that certain first-priority, five-year senior secured term loan in the amount of $150,000,000 provided pursuant to the Amended and Restated Senior Secured Credit Agreement and all other documents entered into in connection therewith or contemplated thereby, substantially on the terms contained in the Plan Supplement.

73. “Other Secured Claim” means any Secured Claim that is not a Senior Secured Claim or a Secured Tax Claim.

74. “Petition Date” means [                    ,          ], the date on which the Debtors commenced the Chapter 11 Cases.

75. “Plan” means this Joint Plan of Reorganization of NCI Building Systems, Inc., et al. Pursuant to Chapter 11 of the United States Bankruptcy Code, including the Plan Supplement, which is incorporated herein by reference.

76. “Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan to be Filed by the Debtors no later than five days prior to the Confirmation Hearing or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, and additional documents filed with the Bankruptcy Court prior to the Effective Date as amendments to the Plan Supplement, comprised of, among other documents, the following: (a) the New By-Laws; (b) the New Certificate of Incorporation; (c) the Rejected Executory Contract and Unexpired Lease List; (d) a list of retained Causes of Action; (e) the Stockholders Agreement; (f) the New ABL Revolving Credit Facility; and (g) the Amended and Restated Senior Secured Credit Agreement. Any reference to the Plan Supplement in this Plan shall include each of the documents identified above as (a) through (g). The Debtors shall have the right to amend the documents contained in the Plan Supplement through and including the Effective Date in accordance with Article IX.

77. “Postpetition Period” means the period of time following the Petition Date through the Effective Date.

78. “Priority Non-Tax Claims” means any Claim, other than an Administrative Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

79. “Priority Tax Claim” means any Claim of the kind specified in section 507(a)(8) of the Bankruptcy Code.

80. “Pro Rata” means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims in that Class.

81. “Professional” means an Entity: (a) employed pursuant to a Bankruptcy Court order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Confirmation Date, pursuant to sections 327, 328, 329, 330, 331, and 363 of the Bankruptcy Code or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

82. “Professional Fee Claims” means all Administrative Claims for the compensation of Professionals and the reimbursement of expenses incurred by such Professionals through the Confirmation Date.

83. “Professional Fee Order” means that certain order of the Bankruptcy Court entered on [                    . 2009], establishing procedures for interim compensation and reimbursement of expenses of Professionals [Docket No.      ].

84. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

85. “Reinstated” means: (a) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the Holder of such Claim or Equity Interest so as to leave such Claim or Equity Interest Unimpaired or (b) notwithstanding any contractual provision or applicable law that entitles the Holder of a Claim or Equity Interest to demand or receive accelerated payment of such Claim or Equity Interest after the occurrence of a default: (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code or of a kind that section 365(b)(2) expressly does not require to be cured; (ii) reinstating the maturity (to the extent such maturity has not otherwise accrued by the passage of time) of such Claim or Equity Interest as such maturity existed before such default; (iii) compensating the Holder of such Claim or Equity Interest for any damages incurred as a result of any reasonable reliance by such Holder on such contractual provision or such applicable law; (iv) if such Claim or Equity Interest arises from a failure to perform a nonmonetary obligation other than a default arising from failure to operate a nonresidential real property lease subject to section 365(b)(1)(A), compensating the Holder of such Claim or Equity Interest (other than the Debtor or an insider) for any actual pecuniary loss incurred by such Holder as a result of such failure; and (v) not otherwise altering the legal, equitable, or contractual rights to which such Claim or Equity Interest entitles the Holder.

86. “Rejected Executory Contract and Unexpired Lease List” means the list (as may be amended), as determined by the Debtors or Reorganized Debtors, of Executory Contracts and Unexpired Leases (including any amendments or modifications thereto) that will be rejected by the Reorganized Debtors pursuant to the provisions of Article V.

87. “Released Party” means each of: (a) the Senior Secured Agent, in its capacity as such; (b) the Convertible Notes Indenture Trustee, in its capacity as such, (c) CD&R and the CD&R Investors; (d) holders of Senior Secured Claims (e) with respect to each of the foregoing entities in clauses (a) through (d), such Entities’ current and former affiliates, subsidiaries, officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, in each case in their capacity as such; and (f) the Debtors’ and the Reorganized Debtors’ current and former officers, directors, principals, employees, agents, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, in each case in their capacity as such.

88. “Reorganized Debtors” means the Debtors, in each case, or any successor thereto, by merger, consolidation, or otherwise, on or after the Effective Date.

89. “Reorganized NCIBS” means a newly formed corporation or Reorganized Debtor used to implement the Restructuring Transactions.

90. “Restructuring Transactions” means those mergers, amalgamations, consolidations, arrangements, continuances, restructurings, transfers, conversions, dispositions, liquidations, dissolutions, or other corporate transactions that the Debtors or Reorganized Debtors determine to be necessary or appropriate to effect a restructuring of a Debtor’s business or a restructuring of the overall corporate structure of the Reorganized Debtors.

91. “Robertson-Ceco II Corporation General Unsecured Claim” means a General Unsecured Claim against Robertson-Ceco II Corporation.

92. “Section 510(b) Claim” means any Claim against the Debtors arising from rescission of a purchase or sale of a security of the Debtors or an affiliate of the Debtors, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

93. “Secured” means when referring to a Claim: (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in the Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or (b) Allowed as such pursuant to the Plan.

94. “Secured Tax Claim” means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

95. “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, together with the rules and regulations promulgated thereunder.

96. “Security” means a security as defined in section 2(a)(1) of the Securities Act.

97. “Senior Secured Agent” means Wachovia Bank, as administrative agent under the Senior Secured Credit Agreement.

98. “Senior Secured Claims” means Claims arising under the Senior Secured Credit Agreement and any other Claims that, pursuant to the terms of the Senior Secured Credit Agreement, rank pari passu with and are secured equally and ratably with such Claims.

99. “Senior Secured Credit Agreement” means that certain Credit Agreement, dated June 18, 2004, by and among NCIBS, certain of its subsidiaries, as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and the lenders party thereto, as amended.

100. “Series B Preferred Stock” means shares of Preferred Stock of NCIBS, par value $1.00 per share, designated as the Series B Cumulative Convertible Participating Preferred Stock.

101. “Steelbuilding.com, Inc. General Unsecured Claim” means a General Unsecured Claim against Steelbuilding.com, Inc.

102. “Stockholders Agreement” means the form of stockholders agreement entered into by and between NCIBS and the CD&R Investors in connection with the Investment Agreement, substantially in the form contained in the Plan Supplement.

103. “Unexpired Lease” means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

104. “Unimpaired” means, with respect to a Class of Claims or Equity Interests, a Class of Claims or Equity Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

105. “Unsecured Claim” means any Claim that is neither Secured nor entitled to priority under the Bankruptcy Code or any order of the Bankruptcy Court, including any Claim arising from the rejection of an Executory Contract or Unexpired Lease under section 365 of the Bankruptcy Code.

B.	Rules of Interpretation.

For purposes of this Plan: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) any reference herein to an existing document, schedule, or exhibit, whether or not Filed, having been Filed or to be Filed shall mean that document, schedule, or exhibit, as it may thereafter be amended, modified, or supplemented; (4) any reference to an Entity as a Holder of a Claim or Equity Interest includes that Entity’s successors and assigns; (5) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (6) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (7) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (8) subject to the provisions of any contract, certificate of incorporation, bylaw, instrument, release, or other agreement or document entered into in connection with the Plan, the rights and obligations arising pursuant to the Plan shall be governed by, and construed and enforced in accordance with the applicable federal law, including the Bankruptcy Code and Bankruptcy Rules; (9) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (10) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (11) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (12) all references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (13) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; and (14) any immaterial effectuating provisions may be interpreted by the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further Bankruptcy Court order. Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

C.	Computation of Time.

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein.

D.	Governing Law.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of Delaware, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated in Delaware shall be governed by the laws of the state of incorporation of the applicable Debtor or Reorganized Debtor, as applicable.

E.	Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided.

ARTICLE II.
ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Equity Interests set forth in Article III.

A.	Administrative Claims.

1. General Administrative Claims.

Except as specified in this Article II, unless otherwise agreed to by the Holder of a General Administrative Claim and the Debtors or the Reorganized Debtors, as applicable, each Holder of an Allowed General Administrative Claim will receive, in full satisfaction of its General Administrative Claim, Cash equal to the amount of such Allowed General Administrative Claim either: (a) on the Effective Date; (b) if the General Administrative Claim is not Allowed as of the Effective Date, 30 days after the date on which an order allowing such General Administrative Claim becomes a Final Order, or as soon thereafter as reasonably practicable; or (c) if the Allowed General Administrative Claims are based on liabilities incurred by the Debtors in the ordinary course of their business during the Postpetition Period, pursuant to the terms and conditions of the particular transaction giving rise to such Allowed General Administrative Claims, without any further action by the Holders of such Allowed General Administrative Claims.

2. Professional Compensation.

(a) Final Fee Applications.

All final requests for payment of Professional Fee Claims, including the Holdback Amount and Professional Fee Claims incurred during the Postpetition Period, must be filed with the Bankruptcy Court and served on the Reorganized Debtors no later than 45 days after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Bankruptcy Court in the Chapter 11 Cases, the allowed amounts of such Professional Fee Claims shall be determined by the Bankruptcy Court.

(b) Payment of Interim Amounts.

Subject to the Holdback Amount, on the Effective Date, the Debtors or Reorganized Debtors, as applicable, shall pay all amounts owing to Professionals for all outstanding amounts payable relating to prior periods through the Confirmation Date. To receive payment, on or before Effective Date, each Professional shall submit a detailed invoice covering such period in the manner and providing the detail as set forth in the Professional Fee Order.

(c) Post-Confirmation Date Fees and Expenses.

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Reorganized Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable legal, professional, or other fees and expenses related to implementation and Consummation of the Plan incurred by the Reorganized Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

B.	Priority Tax Claims.

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code.

ARTICLE III.
CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A. Classification of Claims and Equity Interests.

1. This Plan constitutes a separate chapter 11 plan for each Debtor. Classes 1, 2, 4, 10, 11, and 13, for administrative convenience, encompass claims against various Debtors of a similar nature and entitled to similar treatment. Class 3 includes Senior Secured Claims against all of the Debtors. Class 5 includes Convertible Notes Claims against NCIBS. Class 12 includes Claims on account of Equity Interests in NCIBS. In accordance with section 1123(a)(1) of the Bankruptcy Code, the Debtors have not classified Administrative Claims and Priority Tax Claims, as described in Article II.

2. All Claims and Equity Interests, except for Administrative Claims and Priority Tax Claims are classified in the Classes set forth in this Article III. A Claim or Equity Interest is classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Equity Interest qualifies within the description of such other Classes. A Claim also is classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

3. Class Identification.

The classification of Claims and Equity Interests against the Debtors pursuant to the Plan is as follows:

Class	Claims and Equity Interests	Status	Voting Rights

Class 1	Priority Non-Tax Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 2	Secured Tax Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 3	Senior Secured Claims	Impaired	Entitled to Vote
Class 4	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 5	Convertible Notes Claims	Impaired	Entitled to Vote
Class 6	NCIBS General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 7	NCI Group, Inc. General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 8	Steelbuilding.com, Inc. General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 9	Robertson-Ceco II Corporation General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 10	Intercompany Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 11	Intercompany Interests	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 12	Equity Interests in NCIBS	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 13	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)

B. Treatment of Claims and Equity Interests.

1. Class 1—Priority Non-Tax Claims.

(a) Classification:  Class 1 consists of all Priority Non-Tax Claims.

(b) Treatment:  Except to the extent that a Holder of an Allowed Priority-Non Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Non-Tax Claim, each Holder of such Allowed Priority Non-Tax Claim shall be paid in full in Cash (a) on the Effective Date or (b) if the Priority Non-Tax Claim is not Allowed as of the Effective Date, 30 days after the date on which an order allowing such Priority Non-Tax Claim becomes a Final Order, or as soon thereafter as reasonably practicable; or (c) if the Priority Non-Tax Claims are based on liabilities incurred by the Debtors in the ordinary course of business, on the date such liability becomes due in the ordinary course of business.

(c) Voting:  Class 1 is Unimpaired by the Plan. Each Holder of a Priority Non-Tax Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan.

2. Class 2—Secured Tax Claims

(a) Classification:  Class 2 consists of all Secured Tax Claims.

(b) Voting:  Class 2 is Unimpaired, and holders of Class 2 Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the holders of Class 2 Claims are not entitled to vote to accept or reject the Plan.

(c) Treatment:  Except to the extent that a Holder of an Allowed Secured Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each Allowed Secured Tax Claim, each Holder of such Allowed Secured Tax Claim shall receive, at the sole option of the Debtors or the Reorganized Debtors, (i) Cash on the Effective Date in an amount equal to such Allowed Secured Tax Claim, (ii) commencing on the Effective Date and continuing over a period not exceeding five years from the Petition Date, equal semi-annual Cash payments in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at the applicable rate under non-bankruptcy law, subject to the sole option of the Debtors or the Reorganized Debtors to prepay the entire amount of the Allowed Secured Tax Claim or (iii) regular Cash payments in a manner not less favorable than the most favored non-priority unsecured Claim provided for by the Plan.

3. Class 3—Senior Secured Claims.

(a) Classification:  Class 3 consists of all Senior Secured Claims.

(b) Allowance:  The Senior Secured Claims are Allowed in full and, for the avoidance of doubt, shall not be subject to any avoidance, reduction, set off, offset, recharacterization, subordination (whether equitable, contractual, or otherwise), counterclaim, cross-claim, defense, disallowance, impairment, objection, or any other challenges under any applicable law or regulation by any person or entity.

(c) Treatment:  Except to the extent that a Holder of an Allowed Senior Secured Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Senior Secured Claim, each Holder of such Allowed Senior Secured Claim shall receive its Pro Rata share of:

(i) Cash in an amount equal to the Credit Agreement Principal Repayment Amount, plus Cash equal to accrued but unpaid interest, fees and expenses on the loans under the Senior Secured Credit Agreement up to the Effective Date; and

(ii) the New Term Loan.

(d) Voting:  Class 3 is Impaired by the Plan. Holders of Senior Secured Claims are entitled to vote to accept or reject the Plan.

4. Class 4—Other Secured Claims.

(a) Classification:  Class 4 consists of all Other Secured Claims.

(b) Treatment:  Except to the extent that a Holder of an Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Other Secured Claim, each Allowed Other Secured Claim shall be Reinstated or otherwise rendered Unimpaired for the benefit of the Holders thereof.

(c) Voting:  Class 4 is Unimpaired by the Plan. Each Holder of an Other Secured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Other Secured Claims are not entitled to vote to accept or reject the Plan.

5. Class 5—Convertible Notes Claims.

(a) Classification:  Class 5 consists of all Convertible Notes Claims.

(b) Allowance:  The Convertible Notes Claims are Allowed in full and, for the avoidance of doubt, shall not be subject to any avoidance, reduction, set off, offset, recharacterization, subordination (whether equitable, contractual, or otherwise), counterclaim, cross-claim, defense, disallowance, impairment, objection, or any other challenges under any applicable law or regulation by any person or entity.

(c) Treatment:  Except to the extent that a Holder of an Allowed Convertible Notes Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Convertible Notes Claim, each Holder of such Allowed Convertible Notes Claim shall receive:

(i) Cash in an amount equal to $500 for each $1,000 of principal amount of Convertible Notes held by such Holder ; and

(ii) 390 shares of Common Stock for each $1,000 of principal amount of Convertible Notes held by such Holder, issued on the Effective Date.

(d) Voting:  Class 5 is Impaired by the Plan. Holders of Convertible Notes Claims are entitled to vote to accept or reject the Plan.

6. Class 6—NCIBS General Unsecured Claims.

(a) Classification:  Class 6 consists of all General Unsecured Claims against NCIBS.

(b) Treatment:  On the Effective Date, or as soon thereafter as is reasonably practicable, except to the extent that a Holder of an Allowed NCIBS General Unsecured Claim agrees to less favorable treatment of such Allowed NCIBS General Unsecured Claim or has been paid prior to the Effective Date, each Allowed NCIBS General Unsecured Claim shall be Unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an Allowed NCIBS General Unsecured Claim that is not due and payable on or before the Effective Date will receive payment in full in Cash of the unpaid portion of such Allowed NCIBS General Unsecured Claim on the latest of (a) the Effective Date; and (b) the date such Allowed General Unsecured Claims becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the Bankruptcy Court to pay certain Allowed NCIBS General Unsecured Claims in advance of the Effective Date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any NCIBS General Unsecured Claim, whether or not objected to prior to the Effective Date.

(c) Voting:  Class 6 is Unimpaired by the Plan. Each Holder of a NCIBS General Unsecured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of NCIBS General Unsecured Claims are not entitled to vote to accept or reject the Plan.

7. Class 7—NCI Group, Inc. General Unsecured Claims.

(a) Classification:  Class 7 consists of all NCI Group, Inc. General Unsecured Claims.

(b) Treatment:  On the Effective Date, or as soon thereafter as is reasonably practicable, except to the extent that a Holder of an Allowed NCI Group, Inc. General Unsecured Claim agrees to less favorable treatment of such Allowed NCI Group, Inc. General Unsecured Claim or has been paid prior to the Effective Date, each Allowed NCI Group, Inc. General Unsecured Claim shall be Unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an Allowed NCI Group, Inc. General Unsecured Claim that is not due and payable on or before the Effective Date will receive payment in full in Cash of the unpaid portion of such Allowed NCI Group, Inc. General Unsecured Claim on the latest of (a) the Effective Date; and (b) the date such Allowed NCI Group, Inc. General Unsecured Claim becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the Bankruptcy Court to pay certain Allowed NCI Group, Inc. General Unsecured Claims in advance of the Effective Date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any NCI Group, Inc. General Unsecured Claim, whether or not objected to prior to the Effective Date.

(c) Voting:  Class 7 is Unimpaired by the Plan. Each Holder of a NCI Group, Inc. General Unsecured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of NCI Group, Inc. General Unsecured Claims are not entitled to vote to accept or reject the Plan.

8. Class 8—Steelbuilding.com, Inc. General Unsecured Claims.

(a) Classification:  Class 8 consists of all Steelbuilding.com, Inc. General Unsecured Claims.

(b) Treatment:  On the Effective Date, or as soon thereafter as is reasonably practicable, except to the extent that a Holder of an Allowed Steelbuilding.com, Inc. General Unsecured Claim agrees to less favorable treatment of such Allowed Steelbuilding.com, Inc. General Unsecured Claim or has been paid prior to the Effective Date, each Allowed Steelbuilding.com, Inc. General Unsecured Claim shall be Unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an Allowed Steelbuilding.com, Inc. General Unsecured Claim that is not due and payable on or before the Effective Date will receive payment in full in Cash of the unpaid portion of such Allowed Steelbuilding.com, Inc. General Unsecured Claim on the latest of (a) the Effective Date; and (b) the date such Allowed Steelbuilding.com, Inc. General Unsecured Claims becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the Bankruptcy Court to pay certain Allowed Steelbuilding.com, Inc. General Unsecured Claims in advance of the Effective Date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any Steelbuilding.com, Inc. General Unsecured Claim, whether or not objected to prior to the Effective Date.

(c) Voting:  Class 8 is Unimpaired by the Plan. Each Holder of a Steelbuilding.com, Inc. General Unsecured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Steelbuilding.com, Inc. General Unsecured Claims are not entitled to vote to accept or reject the Plan.

9. Class 9—Robertson-Ceco II Corporation General Unsecured Claims.

(a) Classification:  Class 9 consists of all Robertson-Ceco II Corporation General Unsecured Claims.

(b) Treatment:  On the Effective Date, or as soon thereafter as is reasonably practicable, except to the extent that a Holder of an Allowed Robertson-Ceco II Corporation General Unsecured Claim agrees to less favorable treatment of such Allowed Robertson-Ceco II Corporation General Unsecured Claim or has been paid prior to the Effective Date, each Allowed Robertson-Ceco II Corporation General Unsecured Claim shall be Unimpaired in accordance with section 1124 of the Bankruptcy Code. Each Holder of an Allowed Robertson-Ceco II Corporation General Unsecured Claim that is not due and payable on or before the Effective Date will receive payment in full in Cash of the unpaid portion of such Allowed Robertson-Ceco II Corporation General Unsecured Claim on the latest of (a) the Effective Date; and (b) the date such Allowed Robertson-Ceco II Corporation General Unsecured Claim becomes due and payable in the ordinary course of business; provided, however, that the Debtors may seek authority from the Bankruptcy Court to pay certain Allowed Robertson-Ceco II Corporation General Unsecured Claims in advance of the Effective Date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any Robertson-Ceco II Corporation General Unsecured Claim, whether or not objected to prior to the Effective Date.

(c) Voting:  Class 6 is Unimpaired by the Plan. Each Holder of a Robertson-Ceco II Corporation General Unsecured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Robertson-Ceco II Corporation General Unsecured Claims are not entitled to vote to accept or reject the Plan.

10. Class 10—Intercompany Claims.

(a) Classification:  Class 10 consists of all Intercompany Claims.

(b) Treatment:  To preserve the Debtors’ corporate structure, all or a portion of the Intercompany Claims may be Reinstated, capitalized or otherwise discharged in any manner as of the Effective Date at the Debtors’ or the Reorganized Debtors’ option.

(c) Voting:  Class 10 is Unimpaired by the Plan. Each Holder of an Intercompany Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Intercompany Claims are not entitled to vote to accept or reject the Plan.

11. Class 11—Intercompany Interests.

(a) Classification:  Class 11 consists of all Intercompany Interests.

(b) Treatment:  In full and final satisfaction, settlement, release, and discharge of and in exchange for each Intercompany Interest, Intercompany Interests shall be Reinstated for the benefit of the Holders thereof.

(c) Voting:  Class 11 is Unimpaired by the Plan. Each Holder of an Intercompany Interest is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Intercompany Interests are not entitled to vote to accept or reject the Plan.

12. Class 12—Equity Interests in NCIBS.

(a) Classification:  Class 12 consists of all Equity Interests in NCIBS.

(b) Treatment:  On the Effective Date, all Equity Interests in NCIBS shall be Reinstated for the benefit of the Holders thereof, provided, such Equity Interests shall be subject to dilution in accordance with the NCIBS Charter on account of the Common Stock distributed to holders of the Convertible Notes and the Series B Preferred Stock issued to the CD&R Investors.

(c) Voting:  Class 12 is Unimpaired by the Plan. Each Holder of an Equity Interest in NCIBS is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Equity Interests in NCIBS are not entitled to vote to accept or reject the Plan.

13. Class 13—Section 510(b) Claims.

(a) Classification:  Class 13 consists of all Section 510(b) Claims.

(b) Treatment:  On the Effective Date, all Section 510(b) Claims shall be cancelled without any distribution.

(c) Voting:  Class 13 is Impaired by the Plan. Each Holder of a Section 510(b) Claim is conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, Holders of Section 510(b) Claims are not entitled to vote to accept or reject the Plan.

C. Special Provision Governing Unimpaired Claims.

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ rights in respect of any Unimpaired Claims, including, all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims.

D. Acceptance or Rejection of the Plan.

1. Voting Classes.

Classes 3 and 5 are Impaired under the Plan and are entitled to vote to accept or reject the Plan.

2. Presumed Acceptance of the Plan.

Classes 1, 2, 4, 6, 7, 8, 9, 10, 11, and 12 are Unimpaired under the Plan. The Holders of Claims and Equity Interests in such Classes are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

3. Deemed Rejection of Plan.

Class 13 is Impaired and shall receive no distribution under the Plan. The Holders of Claims in Class 13 are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

E. Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by either Class 3 or 5. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Equity Interests.

F. Controversy Concerning Impairment.

If a controversy arises as to whether any Claims or Equity Interests, or any Class of Claims or Equity Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

G. Subordinated Claims.

The allowance, classification, and treatment of all Allowed Claims and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(a) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Reorganized Debtors reserve the right to re-classify any Allowed Claim or Equity Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

ARTICLE IV.
MEANS FOR IMPLEMENTATION OF THE PLAN

A. General Settlement of Claims.

As discussed in detail in the Disclosure Statement and as otherwise provided herein, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, Distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Equity Interests and controversies resolved pursuant to the Plan. Subject to Article VI, all Distributions made to Holders of Allowed Claims in any Class are intended to be and shall be final.

B. Restructuring Transactions.

On the Effective Date, the applicable Debtors or Reorganized Debtors shall take any actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses or a corporate restructuring of the overall corporate structure of the Reorganized Debtors, as and to the extent provided herein, consistent with the terms of the Investment Agreement. The Restructuring Transactions may include one or more inter-company mergers, consolidations, amalgamations, arrangements, continuances, restructurings, conversions, dissolutions, transfers, liquidations, or other corporate transactions as may be determined by the Debtors or the Reorganized Debtors, as applicable, to be necessary or appropriate. The actions to effect the Restructuring Transactions may include: (1) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, or dissolution pursuant to applicable state or provincial law; and (4) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with the Restructuring Transactions.

C. Existing Letters of Credit.

On the Effective Date, all Existing Letters of Credit shall be replaced, backstopped by a letter of credit under the New ABL Revolving Credit Facility, or cash collateralized.

D. Sources of Consideration for Plan Distributions.

The Reorganized Debtors shall fund distributions under the Plan with Cash on hand, including Cash from operations and the Investment Proceeds.

1. Investment Agreement

On the Effective Date, the Reorganized Debtors shall take any necessary action to effectuate the transactions contemplated in the Investment Agreement, including, without limitation, the authorization, execution and delivery of the Stockholders Agreement, the Indemnification Agreement and the Registration Rights Agreement, as contemplated thereby. Confirmation shall be deemed approval of the Investment Agreement (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith) and authorization for the Reorganized Debtors to issue the Series B Preferred Stock to the CD&R Investors.

2. The New Term Loan.

On the Effective Date, the Reorganized Debtors shall enter into the New Term Loan. Confirmation shall be deemed approval of the New Term Loan (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith) and authorization for the Reorganized Debtors to enter into and execute the New Term Loan documents, subject to such modifications as the Reorganized Debtors may deem to be reasonably necessary to consummate such New Term Loan.

3. The New ABL Revolving Credit Facility.

On the Effective Date, the Reorganized Debtors shall enter into the New ABL Revolving Credit Facility. Confirmation shall be deemed approval of the New ABL Revolving Credit Facility (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith) and authorization for the Reorganized Debtors to enter into and execute the New ABL Revolving Credit Facility documents, subject to such modifications as the Reorganized Debtors may deem to be reasonably necessary to consummate such New ABL Revolving Credit Facility.

4. Intercompany Account Settlement.

The Debtors and the Reorganized Debtors will be entitled to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices and will not violate the terms of the Plan.

5. Series B Preferred Stock

On the Effective Date, Reorganized NCIBS shall issue 250,000 shares of Series B Preferred Stock to the CD&R Investors in accordance with the terms of the Investment Agreement. The issuance of the Series B Preferred Stock by Reorganized NCIBS is consistent with the terms of the NCIBS Charter and is authorized without the need for any further corporate action or without any further action by the Holders of Claims or Equity Interests.

6. Common Stock.

The issuance of the Common Stock required to Consummate the Plan is consistent with the terms of the NCIBS Charter and is authorized without the need for any further corporate action or without any further action by the Holders of Claims or Equity Interests. On the Effective Date, approximately 70,200,000 shares of Common Stock will be issued to the Holders of Claims in Class 5.

All of the shares of Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. Each distribution and issuance referred to in Article VI shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance.

E. Management Employment Contracts

On the Effective Date, the Debtors shall assume each of the Management Employment Contracts, subject to modification as required by the Investment Agreement.

F. Corporate Existence.

Except as otherwise provided in the Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

G. Vesting of Assets in the Reorganized Debtors.

Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens securing the New Term Loan and New ABL Revolving Credit Facility). On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Equity Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

H. Cancellation of Securities and Agreements.

On the Effective Date, except as otherwise specifically provided for in the Plan: (1) the obligations of the Debtors under the Senior Secured Credit Agreement, the Convertible Notes Indentures, and any other Certificate, Equity Security, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Equity Interest (except such Certificates, notes, or other instruments or documents evidencing indebtedness or obligation of or ownership interest in the Debtors that are Reinstated pursuant to the Plan), shall be cancelled solely as to the Debtors and their affiliates, and none of the Reorganized Debtors shall have any continuing obligation thereunder, except that, to the extent provided in the New Term Loan and/or New ABL Revolving Credit Facility, the guarantees of and Liens securing obligations under the Senior Secured Credit Agreement shall not be cancelled and shall guarantee or secure obligations under the New Term Loan and/or New ABL Revolving Credit Facility, as applicable, and only such obligations; and (2) the obligations of the Debtors and their affiliates pursuant, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the shares, Certificates, notes, bonds, indentures, purchase rights, options, warrants, or other instruments or documents evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors (except such agreements, Certificates, notes, or other instruments evidencing indebtedness or obligation of or ownership interest in the Debtors that are specifically Reinstated pursuant to the Plan) shall be released and discharged; provided, however, that notwithstanding Confirmation or Consummation, any such indenture or agreement that governs the rights of the Holder of a Claim shall continue in effect solely for purposes of allowing Holders to receive distributions under the Plan; provided, further, however, that the preceding proviso shall not affect the discharge of Claims or Equity Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Reorganized Debtors; provided, further, however, that the foregoing shall not effect the cancellation of shares issued pursuant to the Restructuring Transactions nor any other shares held by one Debtor in the capital of another Debtor; and provided, further, however, that to the extent provided in the New Term Loan and/or New ABL Revolving Credit Facility, the guarantees of and Liens securing obligations under the Senior Secured Credit Agreement shall not be cancelled and shall guarantee or secure obligations under the New Term Loan and/or New ABL Revolving Credit Facility, as applicable, and only such obligations.

I. Surrender of Existing Securities.

As soon as practicable on or after the Effective Date, each Holder of Convertible Notes Claims shall surrender its note(s) to the Convertible Notes Indenture Trustee, or in the event such note(s) are held in the name of, or by a nominee of, The Depository Trust Company, the Reorganized Debtors shall seek the cooperation of The Depository Trust Company to provide appropriate instructions to the Convertible Notes Indenture Trustee. No distributions under the Plan shall be made for or on behalf of such Holder unless and until such note is received by the Convertible Notes Indenture Trustee or appropriate instructions from The Depository Trust Company are received by the Convertible Notes Indenture Trustee or the loss, theft, or destruction of such note is established to the reasonable satisfaction of the Convertible Notes Indenture Trustee, which satisfaction may require such Holder to submit (1) a lost instrument affidavit and (2) an indemnity bond holding the Debtors, the Reorganized Debtors, and the Convertible Notes Indenture Trustee, harmless in respect of such note and distributions made thereof. Upon compliance with this Section by a Holder of any Convertible Note, such Holder shall, for all purposes under the Plan, be deemed to have surrendered such Convertible Note. Any Holder that fails to surrender such Convertible Note or satisfactorily explain its non-availability to the Convertible Notes Indenture Trustee, within one year of the Effective Date shall be deemed to have no further Claim against the Debtors, the Reorganized Debtors (or their property), or the Convertible Notes Indenture Trustee in respect of such Claim and shall not participate in any distribution under the Plan. All property in respect of such forfeited distributions, including interest thereon, shall be promptly returned to the Reorganized Debtors by the Convertible Notes Indenture Trustee, and any such security shall be cancelled.

J. Corporate Action.

Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including: (1) assumption of the Management Employment Contracts, as may be amended; (2) selection of the directors and officers for the Reorganized Debtors; (3) the issuance and distribution of Common Stock to holders of Class 5 Claims; (4) the issuance and distribution of the Series B Preferred Stock to the CD&R Investors; (5) implementation of the Restructuring Transactions; (6) the execution and entry into the New Term Loan and New ABL Revolving Credit Facility; and (7) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors, the Reorganized Debtors, or Reorganized NCIBS in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors, or officers of the Debtors, the Reorganized Debtors, or Reorganized NCIBS. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors, the Reorganized Debtors, or Reorganized NCIBS, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors and Reorganized NCIBS, including the New Term Loan and New ABL Revolving Credit Facility, and any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Article IV.J shall be effective notwithstanding any requirements under non-bankruptcy law.

K. New Certificates of Incorporation and New By-Laws.

On or immediately prior to the Effective Date, the Reorganized Debtors will file their respective New Certificates of Incorporation with the applicable Secretaries of State and/or other applicable authorities in their respective states, provinces, or countries of incorporation in accordance with the corporate laws of the respective states, provinces, or countries of incorporation. Pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Certificates of Incorporation will prohibit the issuance of non-voting equity securities. Subject to the preceding sentence, the New Certificate of Incorporation of NCIBS shall be identical to the NCIBS Charter. After the Effective Date, the Reorganized Debtors may amend and restate their respective New Certificates of Incorporation and New By-Laws and other constituent documents as permitted by the laws of their respective states, provinces, or countries of incorporation and their respective New Certificates of Incorporation and New By-Laws.

L. Directors and Officers of the Reorganized Debtors.

As of the Effective Date, the term of the current members of the board of directors of NCIBS shall expire, and the initial boards of directors and the officers of each of the Reorganized Debtors shall be appointed in accordance with the respective New Certificates of Incorporation and New By-laws and the Investment Agreement. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose in advance of the Confirmation Hearing the identity and affiliations of any Person proposed to serve on the New Boards or be an officer of each of the Reorganized Debtors and Reorganized NCIBS. To the extent any such director or officer of the Reorganized Debtors or Reorganized NCIBS is an “insider” under the Bankruptcy Code, the nature of any compensation to be paid to such director or officer will also be disclosed. Each such director and officer shall serve from and after the

Effective Date pursuant to the terms of the New Certificates of Incorporation, New By-laws, the Stockholders Agreement, and other constituent documents of the Reorganized Debtors or Reorganized NCIBS.

M. Effectuating Documents; Further Transactions.

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors and Reorganized NCIBS, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

N. Section 1146 Exemption.

Pursuant to section 1146 of the Bankruptcy Code, any transfers of property pursuant hereto shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment.

O. Employee and Retiree Benefits.

All employment, retirement, indemnification, and other agreements or arrangements in place as of the Effective Date with the Debtors’ officers, directors, or employees, or retirement income plans and welfare benefit plans for such persons, or variable incentive plans regarding payment of a percentage of annual salary based on performance goals and financial targets for certain employees identified as key leaders, top level managers or sales leaders, or indemnification arrangements with directors of non-Debtor subsidiaries, shall remain in place after the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans. Nothing in the Plan shall limit, diminish, or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action, or other rights with respect to any such contracts, agreements, policies, programs, and plans. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

P. Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, but subject to Article VIII hereof, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. The Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain the Causes of Action notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors, as the case may be. The applicable Reorganized Debtor, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.

ARTICLE V.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumption and Rejection of Executory Contracts and Unexpired Leases.

On the Effective Date, except as otherwise provided herein, all Executory Contracts or Unexpired Leases, not previously assumed or rejected pursuant to an order of the Bankruptcy Court, will be deemed assumed, in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, other than those Executory Contracts or Unexpired Leases that (1) were previously assumed or rejected by the Debtors, (2) are identified on the Rejected Executory Contract and Unexpired Lease List, (3) are the subject of a motion to reject Executory Contracts or Unexpired Leases that is pending on the Confirmation Date, or (4) are subject to a motion to reject an Executory Contract or Unexpired Lease pursuant to which the requested effective date of such rejection is after the Effective Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and the rejection of the Executory Contracts or Unexpired Leases listed on the Rejected Executory Contract and Unexpired Lease List pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Any motions to assume Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by the Bankruptcy Court on or after the Effective Date by a Final Order. Each Executory Contract and Unexpired Lease assumed pursuant to this Article V.A or by any order of the Bankruptcy Court, which has not been assigned to a third party prior to the Confirmation Date, shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law.

B. Claims Based on Rejection of Executory Contracts or Unexpired Leases.

All proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, pursuant to the Plan or the Confirmation Order, if any, must be filed with the Bankruptcy Court within 30 days after the date of entry of an order of the Bankruptcy Court approving such rejection (which order may be the Confirmation Order). Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates, or their property without the need for any objection by the Reorganized Debtors or further notice to, or action, order, or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with Article III.B of the Plan.

C. Cure of Defaults for Executory Contracts and Unexpired Leases Assumed.

Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the amount of any payments to cure such a default, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. At least 20 days prior to the Confirmation Hearing, the Debtors shall provide for notices of proposed assumption and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto and resolution of disputes by the Bankruptcy Court. Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption or related cure amount must be filed, served, and actually received by the Debtors at least three (3) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time prior to the effective date of assumption. Any Proofs of Claim filed with respect to an executory contract or unexpired lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order, or approval of the Bankruptcy Court.

D. Insurance Policies.

All of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as Executory Contracts under the Plan. On the Effective Date, the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments relating to coverage of all Insured Claims.

E. Modifications, Amendments, Supplements, Restatements, or Other Agreements.

Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

F. Reservation of Rights.

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Rejected Executory Contract and Unexpired Lease List, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or Reorganized Debtors, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

G. Nonoccurrence of Effective Date.

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting unexpired leases pursuant to section 365(d)(4) of the Bankruptcy Code.

H. Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the Debtor or Reorganized Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases and any agreements entered into pursuant to the Investment Agreement) will survive and remain unaffected by entry of the Confirmation Order.

ARTICLE VI.
PROVISIONS GOVERNING DISTRIBUTIONS

A. Timing and Calculation of Amounts to Be Distributed.

Unless otherwise provided in the Plan, on the Effective Date (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such Claim becomes an Allowed Claim, or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim against the Debtors shall receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date.

B. Disbursing Agent.

All distributions under the Plan shall be made by the Disbursing Agent on or as soon as practicable after the Effective Date. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. Additionally, in the event that the Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by the Reorganized Debtors.

C. Rights and Powers of Disbursing Agent.

1. Powers of the Disbursing Agent.

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

2. Expenses Incurred On or After the Effective Date.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

D. Delivery of Distributions and Undeliverable or Unclaimed Distributions.

1. Delivery of Distributions in General.

Except as otherwise provided herein, the Reorganized Debtors shall make distributions to Holders of Allowed Claims on the Distribution Record Date at the address for each such Holder as indicated on the Debtors’ records as of the date of any such distribution; provided, however, that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors; provided further, however, that the address for each Holder of an Allowed Claim shall be deemed to be the address set forth in any Proof of Claim Filed by that Holder.

2. Delivery of Distributions to Senior Secured Claims and Convertible Notes Claims.

(a) Senior Secured Agent.

The Senior Secured Agent shall be deemed to be the Holder of all Senior Secured Claims, as applicable, for purposes of distributions to be made hereunder, and all distributions on account of such Senior Secured Claims shall be made to or on behalf of the Senior Secured Agent. The Senior Secured Agent shall hold or direct such distributions for the benefit of the Holders of Allowed Senior Secured Claims, as applicable. As soon as practicable following compliance with the requirements set forth in Article IV.H of the Plan, the Senior Secured Agent shall arrange to deliver such distributions to or on behalf of such Holders of Allowed Senior Secured Claims

(b) Convertible Notes Indenture Trustee.

The Convertible Notes Indenture Trustee shall be deemed to be the Holder of all Convertible Notes Claims, as applicable, for purposes of distributions to be made hereunder, and all distributions on account of such Convertible Notes Claims shall be made to or on behalf of the Convertible Notes Indenture Trustee. The Convertible Notes Indenture Trustee shall hold or direct such distributions for the benefit of the Holders of Allowed Convertible Notes Claims, as applicable. As soon as practicable following compliance with the requirements set forth in Article IV.I of the Plan, the Convertible Notes Indenture Trustee shall (a) arrange to deliver such distributions to or on behalf of such Holders of Allowed Convertible Notes Claims, (b) exercise its charging liens against any such distributions, and (c) seek compensation and reimbursement for any fees and expenses incurred in making such distributions.

3. Minimum Distributions.

No fractional shares of Common Stock shall be distributed and no Cash shall be distributed in lieu of such fractional amounts. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of a number of shares of Common Stock that is not a whole number, the actual distribution of shares of Common Stock shall be rounded as follows: (a) fractions of one-half (1/2) or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half (1/2) shall be rounded to the next lower whole number with no further payment therefor. The total number of authorized shares of Common Stock to be distributed to holders of Allowed Claims shall be adjusted as necessary to account for the foregoing rounding.

4. Undeliverable Distributions and Unclaimed Property.

In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent has determined the then-current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code on the first anniversary of the Effective Date. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtors automatically and without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal, provincial or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder to such property or Equity Interest in property shall be discharged and forever barred.

E. Manner of Payment.

1. All distributions of the Common Stock to Holders of Class 5 Claims under the Plan shall be made by the Disbursing Agent on behalf of Reorganized NCIBS.

2. All distributions of the New Term Loan to Holders of Class 3 Claims under the Plan shall be made by the Disbursing Agent on behalf of Reorganized NCIBS.

3. All distributions of Cash under the Plan shall be made by the Disbursing Agent on behalf of the applicable Debtor.

4. At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by check or wire transfer or as otherwise required or provided in applicable agreements.

F. Section 1145 Exemption.

To the extent permitted by section 1145 of the Bankruptcy Code, the offering, issuance, and distribution of the Common Stock as contemplated by Article III.B of the Plan to Class 5, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable law requiring registration prior to the offering, issuance, distribution, or sale of Securities. In addition, to the extent permitted by section 1145 of the Bankruptcy Code, such Common Stock will be freely tradable in the U.S. by the recipients thereof, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act, and compliance with applicable securities laws and any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments and subject to any restrictions in the Stockholders Agreement and the New Certificate of Incorporation.

G. Compliance with Tax Requirements.

In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances.

H. Allocations.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.

I. No Postpetition Interest on Claims.

Unless otherwise specifically provided for in the Plan or the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims against the Debtors, and no Holder of a Claim against the Debtors shall be entitled to interest accruing on or after the Petition Date on any such Claim.

J. Setoffs and Recoupment.

The Debtors may, but shall not be required to, setoff against or recoup from any Claims of any nature whatsoever that the Debtors may have against the claimant, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such Claim it may have against the Holder of such Claim.

K. Claims Paid or Payable by Third Parties.

1. Claims Paid by Third Parties.

The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within two weeks of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest on such amount owed for each Business Day after the two-week grace period specified above until the amount is repaid.

2. Claims Payable by Third Parties.

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3. Applicability of Insurance Policies.

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

ARTICLE VII.
PROCEDURES FOR RESOLVING CONTINGENT,
UNLIQUIDATED, AND DISPUTED CLAIMS

A. Allowance of Claims.

After the Effective Date, each Reorganized Debtor shall have and retain any and all rights and defenses such Debtor had with respect to any Claim or Interest immediately prior to the Effective Date.

B. Proofs of Claims.

Except as otherwise provided in the Plan, Holders of Claims shall not be required to File a Proof of Claim, and no parties should File a Proof of Claim. On the Effective Date, any and all Filed Proofs of Claims shall be deemed expunged from the record of these cases and the Debtors shall not be required to object to such Proofs of Claim in the Bankruptcy Court.

C. Prosecution of Objections to Claims.

The Debtors or the Reorganized Debtors, as applicable, shall have the exclusive authority to File, settle, compromise, withdraw, or litigate to judgment any objections to any Claims not specifically Allowed by the Plan. From and after the Effective Date, the Debtors and the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court. The Debtors also reserve the right to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

D. Procedures Regarding Disputed Claims

The Debtors do not intend to object to the allowance of Claims Filed; provided, however, that the Debtors and the Reorganized Debtors, as applicable, reserve the right to object to any Claim that is entitled, or deemed to be entitled, to a distribution under the Plan or is rendered Unimpaired under the Plan within 120 days of the Effective Date. Instead, the Debtors intend to make distributions, as required by the Plan, in accordance with the books and records of the Debtors. Unless disputed by a Holder of a Claim, the amount set forth in the books and records of the Debtors shall constitute the amount of the Allowed Claim of such Holder. If any such Holder of a Claim disagrees with the Debtors’ books and records with respect to the Allowed amount of such Holder’s Claim, such Holder must so advise the Debtors in writing, in which event the Claim will become a Disputed Claim. The Debtors intend to attempt to resolve any such disputes consensually or through judicial means outside the Bankruptcy Court. Nevertheless, the Debtors may, in their discretion, file with the Bankruptcy Court (or any other court of competent jurisdiction) an objection to the allowance of any Claim or any other appropriate motion or adversary proceeding with respect thereto. All such objections will be litigated to Final Order; provided, however, that the Debtors may compromise, settle, withdraw, or resolve by any other method approved by the Bankruptcy Court any objections to Claims.

Any Debtor or Reorganized Debtor, as applicable, may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether such Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal related to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or the Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned objection, estimation, and resolution procedures are cumulative and are not necessarily exclusive of one another. Claims may be estimated and thereafter resolved by any permitted mechanism.

E. Disallowance of Claims or Interests.

Any Claims held by Entities from which property is recoverable under section 542, 543, 550, or 553 of the Bankruptcy Code or that is a transferee of a transfer avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code, shall be deemed disallowed pursuant to section 502(d) of the Bankruptcy Code, and Holders of such Claims may not receive any distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Bankruptcy Court order with respect thereto has been entered and all sums due, if any, to the Debtors by that Entity have been turned over or paid to the Reorganized Debtors. All Claims Filed on account of an indemnification obligation to a director, officer, or employee shall be deemed satisfied and expunged as of the Effective Date to the extent such indemnification obligation is assumed (or honored or reaffirmed, as the case may be) pursuant to the Plan, without any further notice to or action, order, or approval of the Bankruptcy Court. All Claims Filed on account of an employee benefit shall be deemed satisfied and expunged as of the Effective Date to the extent the Reorganized Debtors elect to honor such employee benefit, without any further notice to or action, order, or approval of the Bankruptcy Court.

F. No Distributions Pending Allowance.

If an objection to a Claim or portion thereof is filed as set forth in Article VII.D, no payment or distribution provided under the Plan shall be made on account of such Claim or portion thereof unless and until such Disputed Claim becomes an Allowed Claim.

G. Distributions After Allowance.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the Holder of such Claim the distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim unless required under applicable bankruptcy law.

ARTICLE VIII.
SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A. Discharge of Claims and Termination of Equity Interests.

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Equity Interests, and causes of action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Equity Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Equity Interests, including demands, liabilities, and causes of action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Equity Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Equity Interest based upon such debt, right, or Equity Interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Equity Interest based upon such debt, right, or Equity Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Equity Interest has accepted the Plan. Any default by the Debtors or their Affiliates with respect to any Claim or Equity Interest that existed immediately prior to or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Equity Interests subject to the Effective Date occurring.

B. Release of Liens.

Except as otherwise provided in the Plan or in any contract, instrument, release, or other agreement or document created or assumed pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.

C. Releases by the Debtors.

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, for good and valuable consideration, including the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date of the Plan, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, and the estates from any and all Claims, obligations, rights, suits, damages, causes of action, remedies, and liabilities whatsoever, including any derivative Claims asserted on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that the Debtors, the Reorganized Debtors, the Estates, or their Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Equity Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Equity Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Equity Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan, the Plan Supplement, the Disclosure Statement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date of the Plan, other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes willful misconduct or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any post-Effective Date obligations of any party under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the plan, including the Investment Agreement and the transactions contemplated thereby, the Amended and Restated Senior Secured Credit Agreement, and the New ABL Revolving Credit Facility.

D. Releases by Holders of Claims and Equity Interests.

As of the Effective Date of the Plan, each Holder of a Claim or an Equity Interest shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the Debtors, the Reorganized Debtors, and the Released Parties from any and all Claims, Equity Interests, obligations, rights, suits, damages, causes of action, remedies, and liabilities whatsoever, including any derivative Claims asserted on behalf of a debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale, or rescission of the purchase or sale of any Security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Equity Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Equity Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan, the related Disclosure Statement, the related Plan Supplement, or related agreements, instruments, or other documents

(including, without limitation, the Investment Agreement and related agreements, instruments, or other documents), upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Confirmation Date of the Plan, other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes willful misconduct or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any post-Effective Date obligations of any party under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Notwithstanding anything to the contrary in the foregoing, the release set forth above shall not apply to any Holder of a Claim that votes to reject the Plan and “opts out” of the releases provided in this section by a timely written election and does not release the personal liability of any of the aforementioned Released Parties in this Article VIII for any statutory violation of applicable tax laws or bar any right of action asserted by a governmental taxing authority against the aforementioned Released Parties for any statutory violation of applicable tax laws.

E. Exculpation.

Except as otherwise specifically provided in the Plan or Plan Supplement, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Exculpated Claim, obligation, cause of action, or liability for any Exculpated Claim, except for gross negligence or willful misconduct, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors and the Reorganized Debtors (and each of their respective Affiliates, agents, directors, officers, employees, advisors, and attorneys) have participated in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Securities pursuant to the Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

F. Injunction.

Except as otherwise expressly provided in the Plan or for obligations issued pursuant to the Plan, all Entities who have held, hold, or may hold Claims or Equity Interests that have been released pursuant to Article VIII.C or Article VIII.D, discharged pursuant to Article VIII.A, or are subject to exculpation pursuant to Article VIII.E are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Released Parties, or the Exculpated Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Equity Interests; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Equity Interests; (3) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or estates of such Entities on account of or in connection with or with respect to any such Claims or Equity Interests; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Equity Interests unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Confirmation Date, and notwithstanding an indication in a Proof of Claim or Equity Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 of the Bankruptcy Code or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Equity Interests released or settled pursuant to the Plan.

G. Subordination Rights.

Any distributions under the Plan to Holders of Convertible Notes Claims shall be received and retained free from any obligations to hold or transfer the same to any other creditor, and shall not be subject to levy, garnishment, attachment, or other legal process by any Holder by reason of claimed contractual subordination rights. The Confirmation Order shall constitute an injunction enjoining any Person from enforcing or attempting to enforce any contractual, legal, or equitable subordination rights to Property distributed under the Plan to Holders of Convertible Notes Claims, in each case other than as provided in the Plan.

H. Rights of Internal Revenue Service.

Notwithstanding any provision to the contrary in the Plan, the Confirmation Order or the implementing Plan documents: (1) the rights of the Internal Revenue Service to setoff and recoupment shall be preserved; and (2) nothing in Article VIII.D shall constitute a release of the Internal Revenue Service’s claims, if any, against the Released Parties and nothing shall affect the ability of the Internal Revenue Service to pursue, to the extent allowed by non-bankruptcy law, any non-debtors for any liabilities that may be related to any federal tax liabilities owed by the Debtors and the Reorganized Debtors.

ARTICLE IX.
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN

A. Conditions Precedent to the Effective Date.

It shall be a condition to the Effective Date of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.B hereof:

1. the Confirmation Order shall (a) have been entered in a form and substance satisfactory to the Debtors and CD&R Fund and (b) no stay of the Confirmation Order shall be in effect;

2. the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been Filed in form and substance acceptable to the Debtors and CD&R Fund;

3. all actions, documents, certificates, and agreements necessary to implement the Plan, including documents contained in the Plan Supplement, shall have been effected or executed and delivered, as the case may be, to the required parties and, to the extent required, Filed with the applicable Governmental Units in accordance with applicable laws; provided, however, that each document, instrument, and agreement must be acceptable to the Debtors and CD&R Fund;

4. all conditions precedent to the obligations of the parties to the Investment Agreement thereunder (other than the occurrence of the Effective Date, and such other conditions that, by their nature, would be satisfied or waived at the closing thereunder) shall have been satisfied or waived pursuant to the terms of the Investment Agreement;

5. all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan shall have been received;

6. the Debtors shall have entered into the New Term Loan and the New ABL Revolving Credit Facility; and

7. the Effective Date shall have occurred on or before the deadline set forth in the Investment Agreement.

B. Waiver of Conditions.

The conditions to the Effective Date set forth in this Article IX may be waived only by consent of the Debtors and CD&R Fund, without notice, leave, or order of the Bankruptcy Court or any formal action other than proceeding to consummate the Plan.

C. Effect of Failure of Conditions.

If the Consummation of the Plan does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any claims by the Debtors, Claims, or Equity Interests; (2) prejudice in any manner the rights of the Debtors, any Holders, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any Holders, or any other Entity in any respect.

ARTICLE X.
MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A. Modification and Amendments.

Except as otherwise specifically provided in the Plan, the Debtors reserve the right to modify the Plan, whether such modification is material or immaterial, and seek Confirmation consistent with the Bankruptcy Code. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, each of the Debtors expressly reserves its respective rights to revoke, withdraw, alter, amend or modify the Plan with respect to such Debtor, one or more times, after Confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan. Any such modification or supplement shall be considered a modification of the Plan and shall be made in accordance with this Article X.

B. Effect of Confirmation on Modifications.

Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C. Revocation or Withdrawal of Plan.

The Debtors reserve the right to revoke or withdraw the Plan prior to the Effective Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of executory contracts or unexpired leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity.

ARTICLE XI.
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1. allow, disallow, determine, liquidate, classify, estimate, or establish the priority, Secured or unsecured status, or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or unsecured status, priority, amount, or allowance of Claims or Equity Interests;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3. resolve any matters related to: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article V, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired;

4. ensure that distributions to Holders of Allowed Claims and Equity Interests are accomplished pursuant to the provisions of the Plan;

5. adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6. adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;

7. enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan or the Disclosure Statement;

8. enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

9. resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

10. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

11. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the releases, injunctions, and other provisions contained in Article VIII and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

12. resolve any cases, controversies, suits, disputes, or causes of action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Equity Interest for amounts not timely repaid pursuant to Article VI.K.1;

13. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

14. determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, indenture, or other agreement or document created in connection with the Plan or the Disclosure Statement;

15. enter an order or Final Decree concluding or closing the Chapter 11 Cases;

16. adjudicate any and all disputes arising from or relating to distributions under the Plan;

17. consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

18. determine requests for the payment of Claims and Equity Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

19. hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;

20. hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

21. hear and determine all disputes involving the existence, nature, scope, or enforcement of any exculpations, discharges, injunctions and releases granted in the Plan, including under Article VIII, regardless of whether such termination occurred prior to or after the Effective Date;

22. enforce all orders previously entered by the Bankruptcy Court; and

23. hear any other matter not inconsistent with the Bankruptcy Code.

ARTICLE XII.
MISCELLANEOUS PROVISIONS

A. Immediate Binding Effect.

Subject to Article IX.A and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all Holders of Claims or Equity Interests (irrespective of whether such Claims or Equity Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.

B. Additional Documents.

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or Reorganized Debtors, as applicable, and all Holders of Claims or Equity Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C. Payment of Statutory Fees.

All fees payable pursuant to section 1930(a) of the Judicial Code, as determined by the Bankruptcy Court at a hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid by each Reorganized Debtor (or the Disbursing Agent on behalf of each Reorganized Debtor) for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or closed, whichever occurs first.

D. Payment of Fees and Expenses of the Convertible Indenture Trustee.

On the Effective Date or as soon as reasonably practicable thereafter, the Disbursing Agent shall pay in full in Cash all reasonable and documented fees and expenses of the Convertible Notes Indenture Trustee and its advisors; provided that reasonably detailed fee invoices provided to the Debtor shall be required as a condition of payment hereunder.

E. Statutory Committee and Cessation of Fee and Expense Payment.

On the Effective Date, any statutory committee appointed in the Chapter 11 Cases shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases. The Reorganized Debtors shall no longer be responsible for paying any fees or expenses incurred by the members of or advisors to the Senior Secured Agent, and any other statutory committees after the Effective Date.

F. Reservation of Rights.

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order, and the Confirmation Order shall have no force or effect if the Effective Date does not occur. None of the Filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

G. Successors and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

H. Notices.

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed to:

10943 North Sam Houston Parkway West
Houston, Texas 77064
Facsimile: (281) 477-9646
Attn.: Todd R. Moore
E-mail address: trmoore@ncilp.com

with copies to:

Wachtell, Lipton, Rosen & Katz LLP
51 West 52nd Street
New York, New York 10019
Facsimile: (212) 403-2000
Attn.: Mark Gordon, Esq. and Joshua A. Feltman
E-mail Addresses:
MGordon@wlrk.com, JAFeltman@wlrk.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022-4611
Facsimile: (212) 446-4900
Attention: James H.M. Sprayregen, Esq., Paul M. Basta, Esq., Christopher J. Marcus, Esq., and
Brian S. Lennon, Esq.
E-mail addresses: james.sprayregen@kirkland.com, paul.basta@kirkland.com,
christopher.marcus@kirkland.com, and brian.lennon@kirkland.com

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Facsimile: (212) 909-6836
Attn.: Franci J. Blassberg
E-mail address: fjblassberg@debevoise.com

After the Effective Date, the Debtors have authority to send a notice to Entities that to continue to receive documents pursuant to Bankruptcy Rule 2002, such Entity must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

I. Term of Injunctions or Stays.

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

J. Entire Agreement.

Except as otherwise indicated, the Plan and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

K. Exhibits.

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the website of the Debtors’ notice, claims, and balloting agent at www.epiq11.com or the Bankruptcy Court’s website at www.deb.uscourts.gov. To the extent any exhibit or document is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the non-exhibit or non-document portion of the Plan shall control.

L. Nonseverability of Plan Provisions.

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ consent; and (3) nonseverable and mutually dependent.

M. Votes Solicited in Good Faith.

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, neither any of such parties or individuals or the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

N. Closing of Chapter 11 Cases.

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Cases, File with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Cases.

O. Waiver or Estoppel.

Each Holder of a Claim or an Equity Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Equity Interest should be Allowed in a certain amount, in a certain priority, Secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, the Agent or its counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed with the Bankruptcy Court prior to the Confirmation Date.

P. Conflicts.

Except as set forth in the Plan, to the extent that any provision of the Disclosure Statement, the Plan Supplement, or any other order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements, or amendments to any of the foregoing), conflict with or are in any way inconsistent with any provision of the Plan, the Plan shall govern and control.

Wilmington, Delware
Dated: October   , 2009

NCI BUILDING SYSTEMS, INC., on behalf of itself and all of the other Debtors

By:
Name:     Mark E. Johnson

Title:	Executive Vice-President, Chief Financial Officer and Treasurer

COUNSEL:

Pauline K. Morgan (Bar No. 3650)
Edward J. Kosmowski (Bar No. 3849)
YOUNG CONAWAY STARGATT & TAYLOR, LLP
The Brandywine Building
1000 West Street, 17th Floor
Wilmington, Delaware 19801
Telephone: (302) 571-6600
Facsimile: (302) 576-3320

- and -

James H.M. Sprayregen (pro hac vice pending)
Paul M. Basta (pro hac vice pending)
Christopher J. Marcus (pro hac vice pending)
Brian S. Lennon (pro hac vice pending)
KIRKLAND & ELLIS LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900

- and -

Mark Gordon
Joshua A. Feltman
WACHTELL, LIPTON, ROSEN & KATZ LLP
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

Proposed Attorneys for the Debtors

Annex B

INVESTMENT AGREEMENT
BY AND BETWEEN
NCI BUILDING SYSTEMS, INC.
AND
CLAYTON, DUBILIER & RICE FUND VIII, L.P.
DATED AS OF AUGUST 14, 2009

B-ii

SCHEDULES AND EXHIBITS

Exhibit A	Form of Amended Credit Agreement
Exhibit B	Form of Certificate of Designations, Preferences and Rights of the Series B Preferred Stock
Exhibit C	Form of Stockholders Agreement
Exhibit D	Form of Indemnification Agreement
Exhibit E	Terms of Registration Rights Agreement
Exhibit F	Form of Press Release
Exhibit G	Employee Benefits Covenants
Exhibit H	ABL Term Sheet
Exhibit I	Prepackaged Plan Term Sheet
Annex A	Terms and Conditions of the Offer

Disclosure Letter

B-iii

Annex B

Investment Agreement

THIS INVESTMENT AGREEMENT (this “Agreement”), dated as of August 14, 2009, is made by and among NCI BUILDING SYSTEMS, INC., a Delaware corporation, and CLAYTON, DUBILIER & RICE FUND VIII, L.P., a Cayman exempted limited partnership (the “Investor”).

WITNESSETH:

WHEREAS, the Board of Directors (the “Board”) of the Company (as defined herein) has determined that it is in the best interests of the Company and its stockholders to restructure the Company’s ownership and capital structure through a series of transactions as contemplated in this Agreement and the Transaction Documents (as defined herein) (the “Restructuring”);

WHEREAS, in connection with the Restructuring, the Company intends to enter into an amendment and restatement of its Credit Agreement, dated June 18, 2004 (as amended prior to the date hereof, the “Credit Agreement”), by and among the Company, certain of its Subsidiaries (as defined herein), Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and the lenders party thereto (the “Term Lenders”) pursuant to which, among other things, the Company would agree to pay $143 million of the principal amount of the term loans outstanding thereunder and the Term Lenders would agree to extend the maturity of the remaining term loans outstanding thereunder, upon the terms and subject to the conditions set forth in the Form of Amended Credit Agreement (as defined herein) (the “Term Loan Refinancing”);

WHEREAS, in connection with the Restructuring, the Company has received an expression of interest from certain lenders (the “ABL Lenders”) regarding the provision to the Company and certain of its Subsidiaries of revolving credit commitments for general corporate purposes, upon the terms and subject to the conditions summarized in the term sheet attached hereto as Exhibit H (the “ABL Term Sheet”);

WHEREAS, in connection with the Restructuring, the Company intends to conduct an exchange offer to exchange all of the Company’s outstanding 2.125% Convertible Senior Subordinated Notes due 2024 (the “Convertible Notes”) issued under that Indenture, dated as of November 16, 2004, between the Company and The Bank of New York, as trustee (the “Indenture”), upon the terms and subject to the conditions set forth in this Agreement (such exchange offer, the “Offer”);

WHEREAS, in connection with the Restructuring, each of the Investor and the Company desires that, concurrent with the consummation of the Term Loan Refinancing (or the Alternative Term Loan Refinancing (as defined herein)), the ABL Financing (or the Alternative ABL Financing (each as defined herein)) and the consummation of the Offer, the Company will issue and sell to the Investor, and the Investor will purchase and acquire from the Company, 250,000 shares (the “Series B Preferred Shares”) of a newly created series of preferred stock designated the Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), of the Company having the terms, rights, obligations and preferences set forth in the Certificate of Designations (the “Series B Preferred Stock CoD”) attached as Exhibit B hereto, upon the terms and subject to the conditions set forth herein (such purchase and sale, the “Investment”);

WHEREAS, in the event that the Offer Conditions are not satisfied or waived by the Restructuring Deadline, but the Requisite Acceptances (as defined herein) have been received and all other conditions to the Investment have been satisfied (or in the Company’s judgment, there is no reason to believe that any such condition is unlikely to be satisfied by the Outside Date), the Company and the Investor intend to effectuate the Restructuring through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding (each as defined herein) and in connection therewith, to prepare the Prepackaged Plan and a disclosure statement reflecting the Prepackaged Plan (which disclosure statement shall be incorporated into the applicable Offer Document (as defined herein)) (the “Disclosure Statement”) and all related documents, including bankruptcy ballots (collectively with the Disclosure Statement, the “Solicitation Materials”), necessary to solicit acceptances of the Prepackaged Plan from the creditors of the Company whose claims are impaired by the Prepackaged Plan and to solicit (the “Solicitation”) acceptances of the Prepackaged Plan from such creditors pursuant to Section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) and to commence a case under the Bankruptcy Code in the United States Bankruptcy Court in the District of Delaware (the “Bankruptcy Court”);

WHEREAS, in connection with the Investment, (i) the Company is willing to make certain representations and warranties and to agree to observe certain covenants set forth herein for the benefit of the Investor, and the Investor will rely on such representations, warranties and covenants as a material inducement to its purchase of the Series B Preferred Shares and (ii) the Investor is willing to make certain representations and warranties and to agree to observe certain covenants set forth herein for the benefit of the Company, and the Company will rely on such representations, warranties and covenants as a material inducement to its sale of the Series B Preferred Shares; and

WHEREAS, in connection with the Investment, the Investor and the Company have agreed to enter into a Stockholders Agreement to set forth certain terms and conditions regarding the Investment and the ownership of the shares of the Series B Preferred Stock, including certain restrictions on the transfer of the Series B Preferred Stock and the Common Stock issuable upon conversion thereof and on certain actions of the Investor and its controlled Affiliates with respect to the Company, and to provide for, among other things, preemptive rights, corporate governance rights and consent rights and other obligations and rights, in each case, on the terms and conditions contained in the Stockholders Agreement;

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

Section 1.  Authorization and Sale of Securities.  Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue, sell and deliver to the Investor, and the Investor shall purchase from the Company, 250,000 shares of Series B Preferred Stock, free and clear of all liens, encumbrances, mortgages, pledges, charges, or security interests, for an aggregate purchase price of two hundred and fifty million dollars ($250,000,000) in cash (the “Aggregate Purchase Price”) to be paid in full to the Company.

Section 2.  Closing and Delivery of Securities and Funds.

(a) The Closing shall take place, subject to the satisfaction or waiver of all conditions to the Closing set forth in Section 3 hereof, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York City, at 10:00 a.m. New York City time, as promptly as practicable (but no more than two (2) Business Days) following the first date on which all conditions set forth in Section 3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or on such date and at such time as otherwise agreed by the parties.

(b) At the Closing, the Investor shall deliver to the Company:

(i) a portion of the Aggregate Purchase Price consisting of (x) an amount equal to the full cash consideration due to the holders of all Convertible Notes validly tendered and not withdrawn under the Offer plus (y) an amount equal to the maximum consideration necessary to redeem all of the Convertible Notes not so tendered under the Offer pursuant to the Indenture, including, without limitation, pursuant to (A) Section 3.05 of the Indenture with respect to the Designated Event (as defined in the Indenture) arising in connection with the Investment, (B) Section 3.06 of the Indenture on November 15, 2009 or (C) Section 3.01 of the Indenture on November 20, 2009 plus (z) an amount equal to all reasonably anticipated costs and expenses of effecting the redemption or repurchase of all of the Convertible Notes (the “Convertible Notes Expenses”), such portion (the “Convertible Notes Portion”) to be delivered in immediately available funds by wire transfer to the Convertible Notes Account;

(ii) the balance of the Aggregate Purchase Price consisting of an amount equal to the Aggregate Purchase Price minus the Convertible Notes Portion, such amount to be delivered in immediately available funds by wire transfer to the Non-Convertible Notes Account; and

(iii) all other documents and certificates to be delivered to the Company by the Investor pursuant to Section 3(b) hereof.

(c) At the Closing, the Company shall deliver to the Investor:

(i) certificates representing the Series B Preferred Shares, duly authorized and validly issued, nonassessable and free of preemptive rights, other than as set forth in Section 5.1 of the Stockholders Agreement, with no personal liability attaching to the ownership thereof, and registered in the name of the Investor; and

(ii) all other documents and certificates to be delivered to the Investor by the Company pursuant to Section 3(c) hereof.

(d) At or prior to the Closing, the Company and each of the Subsidiaries party thereto shall duly execute and deliver (i) the Amended Credit Agreement for the Term Loan Refinancing (or the Alternative Term Loan Refinancing, as the case may be) on terms and conditions that satisfy the condition in Section 3(c)(vi) and (ii) each other Amended Credit Document on terms and conditions that satisfy the condition in Section 3(c)(viii).

(e) At the Closing, the Company and each of its Subsidiaries party thereto shall duly execute and deliver (i) the ABL Agreement for the ABL Financing (or the Alternative ABL Financing, as the case may be) on terms and conditions that satisfy the condition in Section 3(c)(vii) and (ii) each other ABL Document on terms and conditions that satisfy the condition in Section 3(c)(viii).

(f) If the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, concurrently with the Closing but after receipt of proceeds from the Investment, the Company shall take the actions set forth in Section 6(i)(i) and accept for exchange all Convertible Notes validly tendered and not withdrawn pursuant to the Offer.

(g) Concurrently with the Closing but after receipt of proceeds from the Investment, the Company shall (i) reimburse the Investor for all of the Transaction Expenses (net of the Pre-Signing Expenses that have been previously paid or reimbursed by the Company) and pay such amounts to the account (or accounts) specified by the Investor in writing at least 3 business days prior to the Closing and (ii) pay the Deal Fee to CD&R Inc.

(h) If the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, at the Closing, the Company shall deliver to the disbursing agent appointed under the Prepackaged Plan (the “Disbursing Agent”) sufficient cash and shares of Common Stock to permit the Disbursing Agent to make the Distributions required under the Prepackaged Plan.

(i) Concurrently with the Closing, but after receipt of proceeds from the Investment, (i) the Company shall pay in full (x) the principal amount of the term loans outstanding under the Credit Agreement that are not rolled into the Amended Credit Agreement as of the Closing, together with all accrued and unpaid interest thereon and all other interest due and payable as of the Closing Date under the Amended Credit Agreement and other Amended Credit Documents, (y) all fees, expenses and other obligations payable as of the Closing Date under the Amended Credit Agreement, the other Credit Documents, the ABL Agreement and the other ABL Documents and (z) all costs, expenses and other obligations due as of the Closing Date and relating to or arising out of the Transactions (including but not limited to the Investment and the Offer) and (ii) the Company shall cash collateralize or backstop in full, or replace with or roll over and novate into letters of credit issued and outstanding under the ABL Agreement, all letters of credit outstanding under the Amended Credit Agreement.

Section 3.  Closing Conditions.

(a) The obligation of the Investor, on the one hand, and the Company, on the other hand, to consummate the Closing is conditioned on the fulfillment or written waiver by both the Company and the Investor prior to the Closing of the following conditions:

(i) Any waiting period (or any extension thereof) required to consummate the Investment under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or the Austrian Cartel Act of 2005 (the “Austrian Act”) shall have expired or been terminated.

(ii) No provision of any applicable Law and no Order shall prohibit the Closing or the consummation of any of the transactions contemplated by the Transaction Documents or shall restrict the Investor and its Affiliates from owning, voting, or converting or exercising, any Series B Preferred Stock in accordance with the terms thereof or exercising its consent rights in accordance with the terms of the Stockholders Agreement and no lawsuit shall have been commenced by a Governmental Entity seeking to effect any of the foregoing.

(iii) The Company shall have received confirmation from the New York Stock Exchange, or such other exchange on which the Common Stock is then listed or quoted, and such confirmation shall not have been withdrawn, that the issuance of the Series B Preferred Shares and the other Transactions are in compliance with the New York Stock Exchange’s (or such other exchange’s) stockholder approval policy and that the Company has properly, and without condition, obtained an exception under Paragraph 312.05 of the New York Stock Exchange Listed Company Manual (or such similar exception, if any, of such other exchange) to issue the Series B Preferred Shares without obtaining approval of the stockholders of the Company.

(iv) The Company shall have properly provided notice to the stockholders of the Company that the Company will issue the Series B Preferred Shares without obtaining stockholder approval as required by, and in compliance with, Paragraph 312.05 of the New York Stock Exchange Listed Company Manual (or such other required notice of such other exchange on which the Common Stock is then listed or quoted), and the ten (10) day notice period set forth in Paragraph 312.05 of the New York Stock Exchange Listed Company Manual (or such other notice period pursuant to such other exchange’s rules and regulations) shall have passed after such notice has been properly provided.

(v) The Company shall have duly filed with the Secretary of State of the State of Delaware the Series B Preferred Stock CoD which shall have become effective as an amendment to the Certificate of Incorporation.

(vi) Subject to and in accordance with Section 6(d), the Offer shall have expired and all of the Offer Conditions shall have been satisfied or earlier waived, with the prior consent of the Investor, as of the expiration of the Offer.

(vii) The proceeds of the Investment together with cash of the Company (without giving effect to any borrowings under the ABL Agreement) shall be in an aggregate amount sufficient to (A) pay the principal amount of the term loans outstanding under the Credit Agreement that are not rolled into the Amended Credit Agreement as of the Closing and all accrued and unpaid interest thereon, and all other interest due and payable as of the Closing Date under the Amended Credit Agreement and other Amended Credit Documents, (B) pay in full all fees, expenses and other obligations payable under the Amended Credit Agreement, the other Amended Credit Documents, the ABL Agreement and the other ABL Documents, (C) pay in full all fees, costs and expenses relating to or arising out of the Transactions (including but not limited to the Investment and the Offer), (D) pay the full cash consideration for the purchase of all Convertible Notes validly tendered and not withdrawn under the Offer, (E) pay the maximum consideration necessary to redeem all of the Convertible Notes not so tendered under the Offer pursuant to the Indenture, including, without limitation, pursuant to (x) Section 3.05 of the Indenture with respect to the Designated Event (as defined in the Indenture) arising in connection with the Investment, (y) Section 3.06 of the Indenture on November 15, 2009 or (z) Section 3.01 of the Indenture on November 20, 2009 and (F) cash collateralize or backstop in full all letters of credit outstanding under the Amended Credit Agreement that are not replaced with or rolled over or novated into letters of credit issued and outstanding under the ABL Agreement.

(b) The obligation of the Company to consummate the Closing is conditioned on the fulfillment or written waiver by the Company prior to the Closing of the following conditions:

(i) The representations and warranties of the Investor contained in this Agreement (except for the representations and warranties contained in Section 5(a)) shall be true and correct (without giving effect to any qualifications or limitations as to “materiality” or “Material Adverse Effect” included therein) as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Investor to consummate the Investment, and the representations and warranties of the Investor contained in Section 5(a) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time. The Company shall have received a certificate of a senior officer of the Investor, dated as of the Closing Date, certifying to that fact.

(ii) The Investor shall have performed and complied in all material respects with all covenants and obligations in this Agreement that are to be performed or complied with by it at or prior to the Closing.

(iii) The Investor shall have duly executed and delivered to the Company each of the Stockholders Agreement, the Registration Rights Agreement and the Indemnification Agreement.

(c) The obligation of the Investor to consummate the Closing is conditioned on the fulfillment or written waiver by the Investor prior to the Closing of the following conditions:

(i) The representations and warranties of the Company contained in Section 4 of this Agreement (except for the representations and warranties contained in Section 4(b) and the first sentence of Section 4(f)) shall be true and correct (without giving effect to any qualifications or limitations as to “materiality” or “Material Adverse Effect” included therein) as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. The representations and warranties of the Company contained in Section 4(b) shall be true and correct in all but de minimis respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The representations and warranties of the Company contained in the first sentence of Section 4(f) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time. The Investor shall have received a certificate of a senior officer of the Company, dated as of the Closing Date, certifying to that fact.

(ii) The Company shall have performed and complied in all material respects with all covenants and obligations in this Agreement that are to be performed or complied with by it at or prior to the Closing. The Investor shall have received a certificate of a senior officer of the Company, dated as of the Closing Date, certifying to that fact.

(iii) The Company shall have received all consents, authorizations or approvals or delivered all notices required under the Material Contracts listed in paragraphs Items 1 and 2 of Section 4(d)(v) of the Disclosure Letter, in each case in form and substance reasonably satisfactory to the Investor, and no such consents, authorizations, approvals or notices shall have been revoked.

(iv) The Company shall have duly executed and delivered to the Investor the Stockholders Agreement, the Registration Rights Agreement and the Indemnification Agreement.

(v) The Investor shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, certifying the fulfillment of the condition set forth in Section 3(a)(vii), in form and substance reasonably satisfactory to the Investor.

(vi) The Company shall have duly authorized, executed and delivered the Amended Credit Agreement for the Term Loan Refinancing (or the Alternative Term Loan Refinancing, as the case may be) (i) in the case of the Term Loan Refinancing, in the form of the Form of Amended Credit Agreement or (ii) in the case of the Alternative Term Loan Refinancing, on terms and conditions that are (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise acceptable to the Investor in its sole discretion (exercised in good faith). The Amended Credit Agreement and the other Amended Credit Documents shall be in full force and effect and the Company shall have satisfied all conditions precedent (other than conditions relating to the Investment, if any, and conditions relating to the payment of the principal amount of the term loans outstanding thereunder that shall be due and payable as of the Closing) to the effectiveness of the Amended Credit Agreement and the other Amended Credit Documents, without any amendment, waiver or other modification thereto not consented to in writing by the Investor (in its sole discretion). The Investor shall have received true, correct and complete copies of the Amended Credit

Agreement and the other Amended Credit Documents (including without limitation any amendments, waivers or modifications in respect thereof). Subject only to the making of the Investment, (1) the revolving commitments (if any) under the Credit Agreement shall have terminated in accordance with the terms thereof, and (2) the security interests arising under the Amended Credit Documents with respect to the collateral securing the ABL Financing (or the Alternative ABL Financing, as the case may be) on a first-priority basis shall have been subordinated to the security interests in such collateral securing the ABL Financing (or the Alternative ABL Financing, as the case may be) to the extent required by the terms of the Amended Credit Documents and the ABL Documents. The Investor shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, certifying the fulfillment of this condition (vi), in form and substance reasonably satisfactory to the Investor.

(vii) Subject to (A) the satisfaction or waiver of the conditions set forth in Section 3(a) and Section 3(c) (other than the satisfaction or waiver of the conditions contained in this Section 3(c)(vii)) to the Investor’s obligations to make the Investment, (B) the satisfaction or waiver of the conditions set forth in Section 3(a) and Section 3(b) to the Company’s obligation to accept the Investment and (C) the Investor having indicated at the Closing that it is prepared to make the Investment upon the satisfaction of the conditions set forth in this Section 3(c)(vii), the Company shall have duly authorized, executed and delivered the ABL Agreement for the ABL Financing (or the Alternative ABL Financing, as the case may be) (i) in the case of the ABL Financing, on terms and conditions that reflect the terms and conditions summarized in the ABL Term Sheet and otherwise (x) are consistent with and no less favorable to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or (y) are acceptable to the Investor in its sole discretion (exercised in good faith) or (ii) in the case of Alternative ABL Financing, on terms and conditions that are (1) no less favorable (as to each item and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions summarized in the ABL Term Sheet, as determined by the Investor in its sole discretion (exercised in good faith) and (2) otherwise (I) are consistent with and no less favorable to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R Inc., as determined by the Investor in its reasonable discretion (exercised in good faith) or (II) are acceptable to the Investor in its sole discretion (exercised in good faith). After the execution and delivery thereof by the Company, the ABL Agreement and the other ABL Documents shall be in full force and effect, and the Company shall have satisfied all conditions precedent to the effectiveness of the ABL Agreement, and to the initial borrowings and any other extensions of credit thereunder (whether or not any borrowing or other extension of credit is then made) other than delivery of a borrowing notice, and to the effectiveness of the other ABL Documents, without any amendment, waiver or other modification thereto not consented to in writing by the Investor (in its sole discretion). The Investor shall have received true, correct and complete copies of the ABL Agreement and the other ABL Documents (including without limitation any amendments, waivers or modifications in respect thereof). The Investor shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, certifying the fulfillment of this condition (vii), in form and substance reasonably satisfactory to the Investor.

(viii) Each Ancillary Refinancing Document (a) shall have been duly authorized, executed and delivered by the Company and each of its Subsidiaries party thereto and (b) shall be (1) consistent with the ABL Agreement or the Amended Credit Agreement, as applicable, and (2) otherwise consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of such agreement or document for companies sponsored by CD&R Inc., as determined by the Investor in its reasonable discretion (exercised in good faith) or otherwise acceptable to the Investor in its sole discretion (exercised in good faith).

(ix) On the Closing Date, after giving effect to the transactions contemplated by this Agreement (including, without limitation, the Investment and the Offer), the ABL Agreement, the Amended Credit Agreement and the Ancillary Refinancing Documents, (A) none of the Company, any applicable Subsidiary of the Company nor any other party thereto shall be in default or breach in any material respect under (or shall be alleged, by a Person or Persons with the right to cause an acceleration of or to exercise any other remedy under the applicable agreement or instrument, to be in default or breach in any material respect under) the terms of, or shall have provided to or received from an authorized party any notice of any intention to terminate, the ABL Agreement, the Amended Credit Agreement or the Ancillary Refinancing Documents, and (B) no default shall have occurred and no event or circumstance shall have occurred or exist that, with or without notice or lapse of time or both, would constitute a breach, default or event of default under or result in a termination of or cause or permit the acceleration or any other change of or in any right or obligation or the loss or impairment of any benefit under and of the ABL Agreement, the Amended Credit Agreement or the Ancillary Refinancing Documents. The Company shall reasonably believe that the Company and its Subsidiaries will, assuming receipt of the proceeds of the Investment, be able to satisfy on a timely basis all terms and conditions to be satisfied by any of them under the ABL Agreement, the Amended Credit Agreement and the Ancillary Refinancing Documents. The Investor shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, certifying the fulfillment of this condition (ix), in form and substance reasonably satisfactory to the Investor.

(x) The aggregate principal amount of the term loans outstanding under the Amended Credit Agreement shall not be more than $150 million after giving effect to the Term Loan Refinancing or the Alternative Term Loan Refinancing, as the case may be. The aggregate revolving credit commitments under the ABL Agreement shall not be less than $125 million and there shall have been no borrowings under the ABL Agreement. After giving effect to any issuance of any new letters of credit or rollover or novation of any existing letters of credit and after applying any cash of the Company to the purposes set forth in Section 3(a)(vii), the Company shall have, on a pro forma basis, not less than $90 million in the aggregate of (x) unutilized and immediately available revolving credit commitments under the ABL Agreement and (y) Unrestricted Cash, and the Company shall be able to satisfy all conditions to borrowings and other extensions of credit under the ABL Agreement. The Investor shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, certifying the fulfillment of this condition (x), in form and substance reasonably satisfactory to the Investor.

(xi) The Board shall have taken all actions necessary and appropriate to approve this Agreement, the other Transaction Documents and all of the Transactions, including, but not limited to, the full exercise of (A) all rights of the Investor under the terms of the Stockholders Agreement and (B) all rights, powers and preferences of the Investor and its Affiliates as holders of Series B Preferred Stock under the terms of the Series B Preferred Stock CoD, respectively, pursuant to Article TENTH of the Certificate of Incorporation.

(xii) To the extent that the Company has authorized and unissued shares of Common Stock sufficient to permit the conversion of all or a portion of the shares of Series B Preferred Stock to be issued at the Closing, (A) such shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall have been duly authorized for listing, subject to official notice of issuance, on the New York Stock Exchange or such other exchange on which the Common Stock is then listed or quoted and (B) the number of such shares of Common Stock issuable upon conversion of the Series B Preferred Stock that are so duly authorized for listing shall be no less than 67,351,792. The Board shall have adopted and declared advisable, and unanimously approved and recommended to the holders of Common Stock that such holders approve the Authorized Stock Certificate Amendment.

(d) Notwithstanding the foregoing in this Section 3, if the Restructuring is being effectuated through the Prepackaged Plan in the Prepackaged Plan Proceeding, (i) the conditions set forth in Sections 3(a)(iii), 3(a)(iv), 3(a)(vi) and, to the extent that any Material Contract may be assumed by the Company without consent, authorization or approval pursuant to Section 365 of the Bankruptcy Code, 3(c)(iii) shall not be applicable and (ii) the obligation of the Investor, on the one hand, and the Company, on the other hand, to consummate the Closing shall be conditioned on the fulfillment or written waiver by both the Company and the Investor prior to the Closing of the following additional conditions:

(i) The Confirmation Order shall be a Final Order.

(ii) All other conditions precedent to the effectiveness of the Prepackaged Plan contained therein shall have been satisfied or waived.

Section 4.  Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investor, that, except as otherwise disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended November 2, 2008 (the “2008 10-K”) or its other reports and forms filed with or furnished to the Securities and Exchange Commission (the “Commission”) under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after November 2, 2008 (excluding disclosures of risks included in any forward-looking statement disclaimers or other statements that are similarly non-specific or forward-looking in nature) and before the date of this Agreement (the “SEC Reports”), and as set forth in the disclosure letter (the “Disclosure Letter”) delivered by the Company to the Investor concurrently with the execution of this Agreement, provided, however, that disclosure in any section or subsection of the Disclosure Letter shall apply to any other section or subsection of the Disclosure Letter solely to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section or subsection of the Disclosure Letter:

(a) Organization, Authority and Subsidiaries.

(i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with all corporate power and authority to own its properties and conduct its business as currently conducted, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, is duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification; each Subsidiary of the Company has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization, with all corporate power and authority to own its properties and conduct its business as currently conducted and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, is duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification.

(ii) All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company or one of its wholly-owned Subsidiaries, as set forth on Section 4(a)(ii) of the Disclosure Letter, free and clear of any Liens other than Permitted Liens and other than, prior to the Closing, Liens granted pursuant to the Credit Agreement and the other Credit Documents and, as of the Closing, Liens granted pursuant to the Amended Credit Documents and the ABL Documents. No Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of capital stock, any other equity security or Voting Debt of such Subsidiary, or securities or rights convertible into or exchangeable therefor. Except as provided above, neither the Company nor any of its Subsidiaries owns any shares of capital stock of or equity interests in (including any securities exercisable or exchangeable for or convertible into capital stock of or other voting or equity interests in) any other Person.

(iii) The Company is not in breach or violation of its certificate of incorporation, by-laws or other organizational documents. Each Subsidiary of the Company is, in all material respects, in compliance with its certificate of incorporation, by-laws or other organizational documents. The Company has previously made available to the Investor a complete and correct copy of each of its Certificate of Incorporation, and its by-laws, as amended (the “By-Laws”), as currently in effect. Section 4(a)(iii) of the Disclosure Letter sets forth a complete and correct list of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization.

(b) Capitalization.  As of the date hereof and on the Closing Date, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 1,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock,” and, together with the Common Stock, the “Capital Stock”), of which, as of August 2, 2009 (the “Capitalization Date”), (i) 19,981,667 shares of Common Stock were issued and outstanding of which 648,084 were unvested shares of restricted stock granted as compensation to current or former officers, directors or employees of the Company, (ii) 1,159,280 shares of Common Stock were reserved for issuance in respect of outstanding options, warrants, and convertible securities (other than the Convertible Notes and the options and restricted stock units referred to in clause (v) of this sentence), (iii) 10,851,687 shares of Common Stock were reserved for issuance in respect of the Convertible Notes issued under the Indenture, (iv) no share of Company Preferred Stock was issued and outstanding and (v) (A) 654,203 shares of Common Stock were subject to outstanding options and (B) 1,371 shares of Common Stock were subject to outstanding restricted stock units, in each case under the 2000 Stock Option Plan and the 2003 Long Term Stock Incentive Plan. Except for the foregoing or in connection with the Offer, the Company shall not have (i) issued or authorized the issuance of any shares of Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Company Preferred Stock, (ii) reserved for issuance any shares of Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Company Preferred Stock, or (iii) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Company Preferred Stock. As of the Capitalization Date, the Company held 2,700,992 shares of Common Stock in its treasury. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholders of the Company may vote (“Voting Debt”) are issued and outstanding. Other than the Convertible Notes, options to purchase Common Stock reserved in respect of outstanding options and Common Stock reserved in respect of restricted stock units as set forth in clauses (ii) and (v) of the first sentence of this Section 4(b), the second sentence of this Section 4(b) and the rights granted pursuant to this Agreement and the other Transaction Documents, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of Common Stock, Company Preferred Stock or any other equity securities of the Company or Voting Debt, or securities or rights convertible into or exchangeable therefor, or any securities representing the right to purchase or redeem or otherwise receive any shares of capital stock of the Company (including any rights plan or agreement). To the extent of the Company’s authorized and unissued shares, the Company will reserve prior to the Closing that number of shares of Common Stock sufficient for issuance upon conversion of the Series B Preferred Shares.

(c) Registration Rights; Voting Rights.  Except as provided in the Registration Rights Agreement and the Stockholders Agreement or in connection with the Offer or the Prepackaged Plan, (i) the Company has not granted any right that remains in effect as of the Closing Date or agreed to grant any right that will be effective at any time on or after the Closing Date, and is not under any obligation to provide any rights, to register under the Securities Act, nor under any applicable state securities or blue sky laws, any of its presently outstanding securities or any of its securities that may be issued subsequently, and (ii) the Company is not bound, and to the Knowledge of the Company no stockholder of the Company is bound, by any agreement with respect to the voting of equity securities of the Company.

(d) Authorization, Enforceability of Transaction Documents.

(i) Each of the Company and its Subsidiaries has full right, corporate power, authority and capacity to enter into this Agreement and the other Transaction Documents to which it is a party, and to consummate the Transactions (other than, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, the satisfaction of the condition set forth in Section 3(d)(i)) and to carry out its obligations hereunder and thereunder; provided, however, the right, power, authority and capacity of holders of the Series B Preferred Shares to convert into Common Stock and the right, power, authority and capacity of the Company to permit conversion of the Series B Preferred Shares into Common Stock shall be subject to the Company having a sufficient number of authorized but unissued shares of Common Stock to permit each share of the Series B Preferred Stock to be validly converted into Common Stock pursuant to the terms of the Series B Preferred Stock CoD. Except for any votes required under the Bankruptcy Code or

Bankruptcy Rules if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, no vote of the stockholders of the Company is required to authorize, approve or consummate any of the Transactions. The issuance of the Series B Preferred Shares and the transactions contemplated by this Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Indemnification Agreement, and the Series B Preferred Stock CoD will be in compliance with the New York Stock Exchange’s stockholder approval policy and the exception under Paragraph 312.05 of the New York Stock Exchange Listed Company Manual or the equivalent policy or rule and the exception to policy or rule of such other exchange on which the Common Stock is then listed or quoted, in each case, to the extent applicable to the Company at the time of such issuance and the time of the consummation of each such transaction.

(ii) Neither the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents and any documents ancillary thereto, nor the consummation of the Transactions, nor compliance by the Company with any of the provisions hereof or thereof will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien (other than (1) Permitted Liens and (2) as of the Closing, Liens granted pursuant to the Credit Agreement and the other Credit Documents and (3) as of the Closing, Liens granted pursuant to the ABL Agreement and the other ABL Documents) upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (x) its Certificate of Incorporation or By-laws or (y) the certificate of incorporation, charter, by-laws, other governing instrument or comparable organizational documents of any of the Company’s Subsidiaries or (z) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or any of the properties, assets, or rights of the Company or any of its Subsidiaries may be subject, or (B) subject to compliance with the statutes and regulations referred to in subparagraph (v) below, violate any law, statute, ordinance, rule or regulation, permit, concession, grant, franchise or any judgment, ruling, Order, writ, injunction or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (A)(z), if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, for any violations, conflicts and breaches arising solely from the commencement of the Prepackaged Plan Proceedings and, in the case of clause (A)(y), for immaterial violations, conflicts and breaches, and in the case of clauses (A)(z) and (B), for such violations, conflicts and breaches that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(iii) The execution, delivery and performance of this Agreement by the Company and the consummation of the Investment has been duly authorized by all necessary corporate action on the part of the Company, other than the filing of the Series B Preferred Stock CoD with the Secretary of State of the State of Delaware pursuant to Section 6(h); provided, however, the right, power, authority and capacity of holders of the Series B Preferred Shares to convert into Common Stock and the right, power, authority and capacity of the Company to permit conversion of the Series B Preferred Shares into Common Stock shall be subject to the Company having a sufficient number of authorized but unissued shares of Common Stock to permit each share of the Series B Preferred Stock to be validly converted into Common Stock pursuant to the terms of the Series B Preferred Stock CoD. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by the other parties hereto, constitutes legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except to the extent that the enforcement thereof (A) may be limited by the applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general application affecting the enforcement of creditors’ rights generally and (B) is subject to general equitable principles, whether considered in a proceeding at Law or in equity (the “Bankruptcy Exceptions”).

(iv) As of the Closing Date, the execution, delivery and performance of the Stockholders Agreement, the Registration Rights Agreement, the Indemnification Agreement, the Amended Credit Agreement, the ABL

Agreement and the Ancillary Refinancing Documents by the Company and each of its Subsidiaries party thereto and the consummation of the Transactions, including, without limitation, the Term Loan Refinancing (or the Alternative Term Loan Refinancing, as the case may be) and the ABL Financing (or the Alternative ABL Financing, as the case may be), will have been duly authorized by all necessary corporate action on the part of the Company and each of its Subsidiaries (as applicable). Each of the Stockholders Agreement, the Registration Rights Agreement, the Indemnification Agreement, the Amended Credit Agreement, the ABL Agreement and the Ancillary Refinancing Documents will be validly executed and delivered by the Company and each of its Subsidiaries party thereto and assuming due authorization, execution and delivery of such agreement by the other parties thereto, will constitute a valid and binding obligation of the Company and such Subsidiaries, enforceable against the Company and such Subsidiaries in accordance with its terms, except to the extent that the enforcement thereof may be limited by or subject to the Bankruptcy Exceptions and except as rights to indemnification and contribution under the Registration Rights Agreement or the Indemnification Agreement may be limited under applicable Law or public policy.

(v) Other than (A) the filing of the Series B Preferred Stock CoD with the Secretary of State of the State of Delaware, (B) the passage of the applicable ten (10) day notice period in compliance with Paragraph 312.05 of the New York Stock Exchange’s Listed Company Manual, (C) the filing and approval of subsequent listing applications with the New York Stock Exchange, (D) in connection or in compliance with the HSR Act, (E) the filing with the Commission of the Schedule TO, the Form S-4, the Offer Documents and any Other Required Company Filings and the filings with the Commission or any other Governmental Entity pursuant to the applicable requirements of any federal or state securities or “Blue Sky” laws, (F) such other consents, approvals, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (G) in the event the Restructuring is being effectuated through the Prepackaged Plan, notice to, filing with, exemption or review by, or authorization, consent or approval of, the Bankruptcy Court (including entry of the Confirmation Order), no notice to, filing with, exemption or review by, or authorization, consent or approval of, any Governmental Entity or any other Person under any provision of any material agreement or other instrument to which the Company is a party (nor expiration nor termination of any statutory waiting periods) is necessary in connection with the execution and delivery of this Agreement and the other Transaction Documents by the Company and its Subsidiaries (as applicable) and the performance of its and their obligations hereunder and thereunder.

(vi) Assuming that the representations of the Investor set forth in Section 5(a) are true and correct, the offer, sale, and issuance of the Series B Preferred Shares in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act, and all applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

(e) Company Financial Statements and Reports.

(i) The consolidated financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the 2008 10-K fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates indicated therein and the consolidated results of their operations and cash flows for the periods specified therein; and except as stated therein, such financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis.

(ii) The Company and its Subsidiaries do not have any liabilities or obligations (accrued, absolute, contingent, known or unknown or otherwise) that are, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than liabilities or obligations (A) reflected on, reserved against, or disclosed in the notes to, the Company’s consolidated balance sheet included in the 2008 10-K, (B) as disclosed in an SEC Report since November 2, 2008 and filed prior to the date of this Agreement or (C) as incurred since November 2, 2008 in the ordinary course of business consistent with past practice.

(iii) Since October 29, 2006, each of the Company and each Subsidiary has timely filed or furnished all forms, statements, reports and other documents (other than the SEC Reports), together with any required amendments thereto, that was required to be filed or furnished by it with the Commission pursuant to the Exchange Act (the foregoing, collectively, the “Company Reports”) and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the Commission. To the Knowledge of the Company, there are no outstanding comments from the Commission with respect to any Company Report.

(iv) The SEC Reports, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents as of its date or as amended contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, to the Knowledge of the Company, there are no outstanding comments from the Commission with respect to the SEC Reports.

(v) Each filing made by the Company with the Commission after the date hereof and prior to the Closing, when filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, and will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(vi) The Company (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the Audit Committee of the Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud Known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(vii) Since October 29, 2006, (A) neither the Company nor any Subsidiary of the Company, nor to the Knowledge of the Company any director, officer, employee, auditor, accountant, or representative of the Company or any Subsidiary of the Company, has received or otherwise been made aware of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Subsidiary of the Company has engaged in questionable accounting or auditing practices and (B) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board or any committee thereof or to any director or executive officer of the Company.

(viii) The SEC Reports included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX.

(f) Absence of Changes.  Since the date of this Agreement, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Other than with respect to or in connection with the Prepackaged Plan Proceeding or as required by the Bankruptcy Code (if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding), since November 2, 2008 to the date hereof, the Company and each of its

Subsidiaries has conducted their respective businesses only in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action (other than, if the Restructuring is being effectuated through the Prepackaged Plan, in connection with the Prepackaged Plan Proceeding or as required under the Bankruptcy Code) that, if taken after the issuance of the Series B Preferred Shares, would require the written consent of or vote by holders of such shares pursuant to Section 11 of the Series B Preferred Stock CoD or would require the consent of the Investor pursuant to Article VI of the Stockholders Agreement.

(g) Proceedings.  Other than with respect to or in connection with the Prepackaged Plan Proceeding (if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding), there is no pending, or to the Company’s Knowledge, threatened, action, claim, suit, proceeding or investigation against the Company or any of its Subsidiaries or to which any property, assets or rights of the Company or any of its Subsidiaries is subject, nor is the Company or any of its Subsidiaries subject to any Order, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h) Compliance with Laws; Permits.

(i) Since October 29, 2006, the Company and each of its Subsidiaries has complied in all material respects and is not in default or violation in any respect of, and none of them is, to the Knowledge of the Company, under investigation with respect to or has been threatened to be charged with or given notice of any material violation of, any applicable domestic (federal, state or local) or foreign Law or applicable stock exchange requirement, except for any noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except for Laws of general application, no Governmental Entity has placed any restriction on the business or properties of the Company or any of its Subsidiaries requiring a material modification in the manner in which such business is conducted or such properties are used by the Company or any of its Subsidiaries.

(ii) The Company and each of its Subsidiaries have all permits, licenses, franchises, authorizations, Orders and approvals of, and have made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own, lease or license their properties, assets and rights, and to carry on their business as presently conducted, except where the failure to have such permits, licenses, authorizations, Orders and approvals or the failure to make such filings, applications and registrations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and all such permits, licenses, certificates of authority, Orders and approvals are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such absence, suspension or cancellation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

It is agreed and understood that no representations, warranties or covenants with respect to labor or Environmental Laws are made in this Section 4(h) and that the only representations, warranties or covenants relating to labor and Environmental Laws are the representations and warranties contained in Section 4(l) and Section 4(p), respectively.

(i) Authorization of Common Stock, Series B Preferred Stock.  Subject to Section 6(p) in the event the Restructuring is being effectuated through the Prepackaged Plan and the satisfaction of the Prepackaged Plan Conditions, upon the filing of the Series B Preferred Stock CoD with the Secretary of State of the State of Delaware, the Series B Preferred Stock shall have been duly authorized by all necessary corporate action. When issued and sold against receipt of the consideration therefor as provided in this Agreement, the Series B Preferred Shares will be validly issued, fully paid and nonassessable, will not subject the holders thereof to personal liability, will not be subject to preemptive rights of any other stockholder of the Company and will be free of restrictions on transfer other than restrictions on transfer under the Transaction Documents and under applicable state and federal securities laws. Subject to Section 6(p) in the event the Restructuring is being effectuated through the Prepackaged Plan and the satisfaction of the Prepackaged Plan Conditions, the shares of Series B Preferred Stock issuable as dividends on the Series B Preferred Stock in accordance with the Series B Preferred Stock CoD will, upon filing of the Series B Preferred Stock CoD with the Secretary of State of the State of Delaware, have been duly authorized by all necessary corporate action and when so issued will be validly issued, fully paid and nonassessable, will not subject the holders thereof to personal liability, will not be subject to preemptive rights of any stockholder of the Company and will be free of restrictions on transfer other than restrictions on transfer under the Transaction Documents and under applicable state and federal securities laws. As of the Closing Date, 67,351,792 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock will have been duly authorized by all necessary corporate action and when so issued will be validly issued, fully paid and nonassessable, will not subject the holders thereof to personal liability, will not be subject to preemptive rights of any stockholder of the Company and will be free of restrictions on transfer other than restrictions on transfer under the Transaction Documents and under applicable state and federal securities laws.

(j) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(A) Each of the Company and its Subsidiaries has (A) duly and timely filed (taking into account applicable extensions) all Tax Returns required to be filed by it and (B) paid all Taxes when due or made adequate provision for any such Taxes in accordance with GAAP.

(B) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be and, to the extent required, have been paid to the relevant taxing authority except with respect to matters for which adequate reserves have been established in accordance with GAAP.

(C) There are no liens or encumbrances for Taxes upon the assets of either the Company or its Subsidiaries except for statutory liens for current Taxes not yet due or liens for Taxes that are being contested in good faith by appropriate proceedings or for which adequate reserves have been provided.

(ii) No unresolved material deficiencies for any Tax Returns referred to in Section 4(j)(i)(A) have been proposed or assessed against or with respect to the Company or any of its Subsidiaries (and there is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of the Company or any of its Subsidiaries pending or raised) in each case by any taxing authority in writing to the Company or any of its Subsidiaries, except with respect to matters for which adequate reserves have been established in accordance with GAAP.

(iii) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(iv) The Company has not been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two years intended to qualify under Section 355 of the Code.

(v) The Company does not believe that it is a “United States real property holding corporation” as defined in the Code and any applicable regulations promulgated thereunder.

It is agreed and understood that the only representations and warranties of the Company relating to Taxes are the representations and warranties contained in this Section 4(j) and Section 4(k).

(k) Employee Benefit Plans and Related Matters; ERISA.

(i) Section 4(k) of the Disclosure Letter sets forth a true and complete list in all material respects of all the Company Benefit Plans (including a description of any oral Company Benefit Plans), provided there is no obligation to list any Company Benefit Plan under which the liability is not material to the Company or any of its Subsidiaries. With respect to each Company Benefit Plan set forth in Section 4(k) of the Disclosure Letter, the Company has provided or made available to the Investor, to the extent applicable, true and complete copies of all documents evidencing all of the material terms and conditions of such Company Benefit Plans (or, if applicable, a description in the case of an oral Company Benefit Plan). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has communicated to any current or former employee any intention or commitment to amend or modify any Company Benefit Plan in any way that materially increases the liability of the Company or any of its Subsidiaries, or establish or implement any new Company Benefit Plan (other than any Company Benefit Plan under which the liability is not material to the Company or any of its Subsidiaries).

(ii) Each Company Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and to the Knowledge of the Company, there are no circumstances or events that could reasonably be expected to adversely affect the qualified status of any such plan. Each Company Benefit Plan has been operated in all material respects in accordance with its terms and applicable Law.

(iii) No material liability under Title IV of ERISA (including plan termination liabilities and withdrawal liabilities with respect to any multiemployer plan as defined in Section 3(37) of ERISA) has been incurred or is reasonably likely to be incurred, in each case which would result in a material liability to the Company and its Subsidiaries, taken as a whole. All contributions and premiums required to have been paid by the Company or any of its Subsidiaries to any Company Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law (including ERISA and the Code) or collective bargaining agreement have been paid within the time prescribed by any such plan, agreement or applicable Law. Neither the Company nor any of its Affiliates has at any time during the six-year period preceding the date of this Agreement maintained, contributed to or incurred any liability under any multiemployer plan (as defined in sections 3(37) or 4001(a)(3) of ERISA) or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA.

(iv) Other than routine claims for benefits, there are no pending, or to the Knowledge of the Company, threatened or anticipated claims (A) by or on behalf of any Company Benefit Plan, by an employee or beneficiary covered under any Company Benefit Plan, or otherwise involving any Company Benefit Plan, or (B) by or on behalf of any current or former employee of the Company or any Subsidiary relating to his or her employment, termination of employment, compensation or employee benefits, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(v) To the Knowledge of the Company, no Company Benefit Plans are presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Authority, domestic or foreign.

(vi) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required under applicable Law.

(vii) The execution, delivery, and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the Transactions will not (alone or in combination with any other event) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or any increased or accelerated funding obligation with respect to any Company Benefit Plan.

(viii) No officer, employee, director, consultant or other service provider of the Company or any of its Subsidiaries is entitled to receive any tax gross up, indemnity or similar payment from the Company or any of its Subsidiaries as a result of the imposition of any income taxes or excise taxes under Section 409A or 280G of the Code.

(l) Labor and Employment.  Since October 29, 2006, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, worker classifications, employee leave issues and unemployment insurance and related matters, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except for instances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (A) there is no pending or, to the Knowledge of the Company, threatened labor strike, slowdown or stoppage against or affecting the Company or any Subsidiary of the Company and (B) neither the Company nor any Subsidiary has received notice of (1) any unfair labor practice charge or complaint pending before the National Labor Relations Board or any other Governmental Entity against it, (2) any charge or complaint against it pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, or (3) any complaint or lawsuit against the Company or any Subsidiary concerning employees or former employees of the Company or any Subsidiary alleging employment discrimination or violations of occupational safety and health requirements pending before a court of competent jurisdiction. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and no labor union has been certified to represent any employee of the Company or any of its Subsidiaries or, to the Knowledge of the Company, has applied to represent or is attempting to organize so as to represent such employees.

(m) Intellectual Property.

(i) Owned and Licensed Intellectual Property.  All material Intellectual Property that is owned by either the Company or its Subsidiaries (“Owned Intellectual Property”) is owned free and clear of any Liens other than (1) Permitted Liens, (2) as of the Closing, Liens granted pursuant to the Amended Credit Documents and the ABL Documents and (3) Liens that do not materially interfere with the ownership of or current use by the Company or any of its Subsidiaries of such Owned Intellectual Property. The Company and its Subsidiaries have used commercially reasonable efforts to (A) ensure protection of the material Owned Intellectual Property under applicable Laws (including making and maintaining in full force and effect necessary filings, registrations and issuances) and (B) maintain the secrecy of confidential material Intellectual Property used in the Business. Section 4(m) of the Disclosure Letter sets forth a complete and correct list of all material licenses, assignments, settlement agreements and other contracts or arrangements providing in whole or in part for the use of, or limiting the use of, any material Intellectual Property.

(ii) No Infringement, etc.  As of the date hereof, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise engaging in unauthorized use of any Owned Intellectual Property except for infringements, misappropriations or other unauthorized uses that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The conduct of the Business does not infringe, violate or constitute a misappropriation of any Intellectual Property of any Person, except for infringements, violations or misappropriations that would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n) Real Property.

(i) Owned Real Property.  Section 4(n)(i) of the Disclosure Letter sets forth a complete and correct list of all real property owned by the Company or any of its Subsidiaries (such property, together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto or owned by the Company or any of its Subsidiaries and located on Leased Real Property, and all easements, licenses, rights and appurtenances relating to the foregoing, the “Owned Real Property”). Section 4(n)(i) of the Disclosure Letter lists the address and owner of each parcel of Owned Real Property.

(ii) Leased Real Property.  Section 4(n)(ii) of the Disclosure Letter sets forth a complete and correct list of the real property leased by the Company or any of its Subsidiaries (the “Leased Real Property,” and the leases, together with any amendments and modifications thereto, pursuant to which such real property is leased, the “Leases”), which list sets forth each Lease and the address, landlord and tenant for each Lease. Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Owned Real Property or Leased Real Property, except as set forth in Section 4(n)(ii) of the Disclosure Letter.

(o) Title to Assets, Etc.  The Company and its Subsidiaries have good and valid (and, in the case of Owned Real Property, good, valid and marketable fee simple) title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets (real and personal, tangible and intangible) that are used or held for use in connection with the Business or are reflected on the 2008 10-K or were acquired after November 2, 2008, in each case free and clear of any Lien other than Permitted Liens and, as of the Closing, Liens granted pursuant to the Amended Credit Documents and the ABL Documents, except for (i) inventory, real property or equipment sold in the ordinary course of business consistent with past practice and (ii) such failure to possess good and valid title or right to use that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(p) Environmental Matters.

(i) The Company and each of its Subsidiaries are, and since March 1, 2004 have been, in compliance in all material respects with all applicable Environmental Laws and have obtained and are in compliance in all material respects with all applicable permits, licenses and authorizations required under applicable Environmental Laws.

(ii) Neither the Company nor any Subsidiary has received a notice of any material violation or notification of any material liability or any potential material liability arising out of any Environmental Law, and there is no Litigation or claim pending or, to the Company’s Knowledge, threatened under any Environmental Law.

(iii) No Release of Hazardous Substances has occurred at, on, above, under or from any real property currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries that has resulted or would reasonably be expected to result in a material investigation or remedial action.

(iv) The Company has made available to the Investor all material environmental site assessments and reports in the possession, custody or control of the Company and its Subsidiaries.

(q) Material Contracts.

(i) Except for the Company Benefit Plans and the Contracts filed as exhibits or incorporated by reference in the 2008 10-K or to the SEC Reports (including the matters reflected on, reserved against, or disclosed in the notes to, the Company’s financial statements included therein), neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that: (A) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed in full or in part after the date of this Agreement; (B) creates any material partnership, limited liability company agreement, joint venture or similar agreement entered into with any third party; (C) is a voting agreement or registration rights agreement; (D) relates to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset), other than agreements among direct and indirect wholly-owned Subsidiaries of the Company; (E) relates to the acquisition or disposition of any business, a material amount of stock or assets, or any material assets or material real property other than in the ordinary course of business consistent with past practice, where such contract contains continuing material obligations or contains continuing indemnity obligations of the Company or any of its Subsidiaries; (F) materially limits the freedom of the Company or any of its Subsidiaries, or would limit the freedom of the Investor or its Affiliates (other than the Company or any of its Subsidiaries) after the Closing or materially limit the Company or any of its Subsidiaries after the Closing, to compete in any line of business or with any Person or in any area; (G) contains exclusivity obligations or restrictions (x) binding on the Company or any of its Subsidiaries, (y) that would be binding on the Company or any of its Subsidiaries after the Closing or (z) that would be binding on the Investor or any of its Affiliates (other than the Company and its Subsidiaries) after the Closing, and, in the case of subclauses (x) and (y) of this clause (G), that materially affect or limit the Business or the operations of the Company or any of its Subsidiaries or (H) is a commitment or agreement to enter into any of the foregoing.

(ii) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, except for any effects arising from the commencement of the Prepackaged Plan Proceedings, (A) each Contract disclosed in the Disclosure Letter or required to be disclosed therein pursuant to Section 4(q)(i), Section 4(m) or Section 4(n) (each a “Material Contract”) is a valid and binding agreement of the Company or a Subsidiary of the Company, as the case may be, and is in full force and effect except to the extent that the enforcement thereof may be limited by or subject to the Bankruptcy Exceptions, and (B) none of the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged, by a Person or Persons with the right to cause an acceleration of or to exercise any other remedy under the applicable agreement or instrument, to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract, and, (C) to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder (any event or circumstance described pursuant to clause (B) or (C), a “Default”). Complete copies of each such Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to the Investor.

(r) Finders’ Fees.  Except for J.P. Morgan Securities Inc. and Greenhill & Co., Inc., and, if the Restructuring is being effectuated through a Prepackaged Plan Proceeding, one (1) claims and noticing agent, the fees and expenses of which will be paid by the Company, and other Persons (i) hired by the Company or the Debtor Subsidiaries with the consent of the Investor (such consent not to be unreasonably withheld, delayed or conditioned) after the date of this Agreement in connection with the Prepackaged Plan Proceedings or (ii) required to be paid by the Company or the Debtor Subsidiaries by the Bankruptcy Code or by an order of the Bankruptcy Court (other than pursuant to a motion or application by the Company or a Debtor Subsidiary), there is, and there has been, no investment banker, broker, financial advisor, finder or other intermediary retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of their respective officers, directors or employees and neither the Company, nor any of its Subsidiaries, nor any of their respective officers, directors or employees have incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, including, without limitation, the Offer. The Company has delivered to the Investor a true and complete copy of the engagement letter or agreement for J.P. Morgan Securities Inc. and Greenhill & Co., Inc., respectively, pursuant to which J.P. Morgan Securities Inc. and Greenhill & Co., Inc., respectively, may receive a fee in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

(s) Compliance with New York Stock Exchange Continued Listing Requirements.  The Common Stock is as of the date of this Agreement listed on the New York Stock Exchange. The Company is as of the date of this Agreement in compliance in all material respects with applicable continued listing requirements of the New York Stock Exchange, and the Company has not received any notice of the delisting of the Common Stock from the New York Stock Exchange.

(t) Insurance.  The Company and each of its Subsidiaries currently maintains, and during each of the last five (5) calendar years (or during such lesser period of time as the Company has owned such Subsidiary) has maintained, insurance with reputable insurance companies of the types and in the amounts that the Company reasonably believes is adequate for its and their respective businesses (taking into account the cost and availability of such insurance).

(u) [Intentionally omitted.]

(v) Acknowledgment Regarding Investor’s Purchase of Company Securities.  The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Series B Preferred Stock. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby and thereby by the Company and its representatives.

(w) State Anti-Takeover Statutes; Certificate of Incorporation.  Assuming that the representations of the Investor set forth in Section 5(d) are accurate, the Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to the Transaction Documents and the transactions contemplated hereby and thereby. The Board has taken all necessary actions so that all restrictions set forth in Article TENTH of the Certificate of Incorporation are not applicable to the Transaction Documents and the transactions contemplated hereby and thereby, including, without limitations, the full exercise of (A) all rights of the Investor under the terms of the Stockholders Agreement and (B) all rights, powers and preferences of the Investor and its Affiliates as holders of the Series B Preferred Stock under the terms of the Series B Preferred Stock CoD.

(x) Board Approvals.  At a duly held meeting on August 13, 2009, the Board unanimously determined that the Transaction Documents to which the Company or any Subsidiary of the Company is a party and the Transactions applicable to the Company and such Subsidiaries, including without limitation the issuance of the Series B Preferred Shares and the compliance with the terms thereof, the compliance with the terms of this Agreement and the Offer, are in the best interests of the Company and the Company’s Subsidiaries. Pursuant to and in accordance with Article TENTH of the Certificate of Incorporation, the Disinterested Directors (as defined in the Certificate of Incorporation) have unanimously and expressly approved this Agreement, the Series B Preferred Stock CoD, the Stockholders Agreement, the Registration Rights Agreement, the Indemnification Agreement and the Prepackaged Plan and the transactions contemplated herein and therein, including, without limitation, the full exercise of (1) all rights, including the preemptive rights set forth in Article V of the Stockholders Agreement, of the Investor under the terms of the Stockholders Agreement, (2) all rights, powers and preferences of the Investor and its Affiliates as holders of Series B Preferred Stock under the terms of the Series B Preferred Stock CoD and the performance of the Corporation’s obligations with respect thereto and (3) the filing of the Prepackaged Plan Proceeding if the Offer Conditions are not satisfied upon the expiration of the Offer and the Requisite Acceptances have been received. As of the Closing Date, effective as of the Closing, the Board will have adopted and declared advisable, and approved and recommended to the Company’s stockholders, each of the Certificate of Incorporation Amendments (as defined in the Stockholders Agreement) , including, without limitation the Authorized Stock Stockholder Approval. The Audit Committee of the Board has unanimously and expressly approved, and the Board has unanimously concurred with, the Company’s reliance on the exception under Paragraph 312.05 of the New York Stock Exchange Listed Company Manual to issue the Series B Preferred Shares.

(y) Offer Documents and Other Required Company Filings.  The Tender Offer Statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) with respect to the Offer containing or incorporating by reference a prospectus and forms of the related letter of transmittal, the registration statement on Form S-4 (the “Form S-4”) that the Company uses to register the offer and sale of shares of Company Common Stock pursuant to Offer, all other ancillary Offer documents, the Solicitation Materials, newspaper announcements, press releases and other offering materials that the Company may use, prepare, file, distribute, mail, publish, approve or authorize for use in connection with the Offer or the Solicitation (collectively with the prospectus and the letter of transmittal, together with all amendments, supplements and exhibits to each of the foregoing, the “Offer Documents”), as well as any other document that is required to be filed by the Company with the Commission in connection with the Transactions (each, an “Other Required Company Filing” and collectively, the “Other Required Company Filings”), as then amended or supplemented, will, when filed with the Commission or first used, filed, distributed, published or mailed in connection with the Offer and as of the date or dates on which the Convertible Notes are accepted by the Company for purchase pursuant to the Offer (the “Tender Date”), and on the closing date or dates for the Offer (the “Tender Closing Date”) comply in all material respects with the applicable requirements of the Securities Act (in the case of the Form S-4) and the Exchange Act (in the case of the Schedule TO and the Offer Documents) and the rules and regulations of the Commission thereunder. Each of the Schedule TO, the Form S-4 and the Offer Documents will not, at the time the Schedule TO, Form S-4 and the Offer Documents, respectively, or any amendments or supplements thereto are filed with the Commission and as of the Tender Date and the Tender Closing Date, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied, or required to be supplied, in writing by the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives, specifically for inclusion or incorporation by reference in the foregoing documents. None of the Other Required Company Filings will, when filed with the Commission and as of the Tender Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied, or required to be supplied, in writing by the Investor or any of its partners, members, stockholders, directors, officers, employees, affiliates, agents or other representatives with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in any of the Other Required Company Filings.

(z) Fairness Opinion.  The Board has received the opinion of Greenhill & Co., Inc., dated as of the date of this Agreement, to the effect that, subject to the various assumptions and qualifications set forth therein, the consideration to be received by the Company pursuant to this Agreement is fair from a financial point of view to the Company (the “Fairness Opinion”). A correct and complete copy of the Fairness Opinion has been, or will promptly be, delivered to the Investor. As of the date of this Agreement, the Fairness Opinion has not been withdrawn or revoked or otherwise modified in any material respect.

(aa) ABL Agreement.  As of the Closing Date, from and after the execution and delivery of the ABL Agreement and the other ABL Documents, (1) none of the ABL Agreement and the other ABL Documents shall have been amended or modified in any respect, (2) each of the ABL Agreement and the other ABL Documents constitutes legal, valid and binding agreements of the Company and each Subsidiary of the Company party thereto, and is in full force and effect, (3) none of the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged, by a Person or Persons with the right to cause an acceleration of or to exercise any other remedy under the applicable agreement or instrument, to be in default or breach in any material respect under) the terms of, or has provided to or received any notice of any intention to terminate from an authorized party under, the ABL Agreement or the other ABL Documents, and (4) no default has occurred and no event or circumstance has occurred or exists that, with or without notice or lapse of time or both, would constitute a breach, default or event of default thereunder or result in a termination thereof or would cause or permit the acceleration or any other change of or in any right or obligation or the loss or impairment of any benefit thereunder. The Company will pay when due all fees, expenses and other obligations arising under or in connection with the ABL Agreement and the other ABL Documents.

(bb) Credit Agreement and Amended Credit Agreement.

(i) As of the date hereof and as of the time that is immediately prior to the execution of the Amended Credit Agreement (or, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, upon the occurrence of the Closing), (A) the Company has fully paid any and all fees, expenses and other obligations that are due and payable in connection with Credit Agreement and the other Credit Documents (as defined in the Credit Agreement), and (B) there are no revolving loans outstanding under the Credit Agreement. If the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, subject to the consent or approval of the Bankruptcy Court, the Company will pay when due all other fees, expenses and other obligations arising under or in connection with the Credit Agreement and the other Credit Documents (as defined in the Credit Agreement), and otherwise comply with and timely perform all of its obligations under the Credit Agreement and the other Credit Documents (as defined in the Credit Agreement).

(ii) As of the Closing Date, from and after the execution and delivery of the Amended Credit Agreement and the other Amended Credit Documents, (1) none of the Amended Credit Agreement and the other Amended Credit Documents have been amended or modified in any respect, (2) each of the Amended Credit Agreement and the other Amended Credit Documents constitutes a legal, valid and binding agreement of the Company and each Subsidiary of the Company party thereto, and is in full force and effect, (3) none of the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged, by a Person or Persons with the right to cause an acceleration of or to exercise any other remedy under the applicable agreement or instrument, to be in default or breach in any material respect under) the terms of, or has provided to or received any notice of any intention to terminate from an authorized party under, the Amended Credit Agreement or any other Amended Credit Document, and (4) no default has occurred and no event or circumstance has occurred or exists that, with or without notice or lapse of time or both, would constitute a breach, default or event of default under the Amended Credit Agreement or result in a termination thereof or would cause or permit the acceleration or any other change of or in any right or obligation or the loss or impairment of any benefit thereunder. The Company will pay when due all fees, expenses and other obligations arising under or in connection with the Amended Credit Agreement and the other Amended Credit Documents.

(cc) Solvency.  As of the Closing Date, after giving effect to the Transactions thereon and the after giving effect to the payment of the Convertible Notes Expenses, the Company and its Subsidiaries will be Solvent. For purposes of this Section 4(cc), “Solvent” means, at any time with respect to any Person, that at such time such Person (i) is able to pay its debts as they mature and has sufficient capital (and not unreasonably small capital) to carry on its business, and (ii) the assets and properties of such Person at a fair valuation (and including as assets for this purpose at a fair valuation all rights of subrogation, contribution or indemnification arising pursuant to any guarantees given by such Person) are greater than the indebtedness of such Person, and including subordinated and contingent liabilities computed at the amount which, such Person has a reasonable basis to believe, represents an amount which can reasonably be expected to become an actual or matured liability (and including as to contingent liabilities arising pursuant to any guarantee the face amount of such liability as reduced to reflect the probability of it becoming a matured liability).

(dd) No Other Representation or Warranties.  Except for the representations and warranties contained in this Section 4, the Investor acknowledges that none of the Company, its Subsidiaries, or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

Section 5.  Representations and Warranties of the Investor.  The Investor hereby represents and warrants to the Company that:

(a) Investor Status.

(i) It is (A) an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, (B) aware that the sale of the Series B Preferred Shares (including the Common Stock issuable upon conversion of the Series B Preferred Shares, the “Securities”) to it is being made in reliance on a private placement exemption from registration under the Securities Act and (C) acquiring the Securities for its own account.

(ii) It understands and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that such Securities have not been and, except as contemplated by the Registration Rights Agreement, will not be registered under the Securities Act and that such Securities may be offered, resold, pledged or otherwise transferred only in accordance with the applicable provisions of the Stockholders Agreement (A) in a transaction not involving a public offering, (B) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (C) pursuant to an effective registration statement under the Securities Act, or (D) to the Company or one of its Subsidiaries, in each of cases (A) through (D) in accordance with any applicable securities Laws of any State of the United States, and that it will, and each subsequent holder is required to, notify any subsequent purchaser of Securities from it of the resale restrictions referred to above, as applicable, and will provide the Company and the transfer agent such certificates and other information as they may reasonably require to confirm that the transfer by it complies with the foregoing restrictions, if applicable.

(iii) It understands that, unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144, the Company may require that the Securities will bear a legend or other restriction substantially to the following effect (it being agreed that if the Securities are not certificated, other appropriate restrictions shall be implemented to give effect to the following):

THIS INSTRUMENT WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION THEREFROM UNDER SUCH ACT OR SUCH LAWS.

(iv) In addition, for so long as the holder of the relevant Securities is subject to transfer restrictions contained in the Stockholders Agreement, the Company may require that the Securities bear a legend or other restriction substantially to the following effect: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A STOCKHOLDERS AGREEMENT, DATED [          ], AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND THE OTHER PARTY OR PARTIES THERETO. A COPY OF THE PROVISIONS OF SUCH AGREEMENT SETTING FORTH SUCH RESTRICTIONS ON TRANSFER IS ON FILE WITH THE SECRETARY OF THE COMPANY.” Such legend shall be removed at the request of any holder thereof that is not subject to the transfer restrictions contained in the Stockholders Agreement.

(v) It:

(A) is able to fend for itself in the transactions contemplated hereby;

(B) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Securities;

(C) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

(D) acknowledges that (1) it has conducted its own investigation of the Company and the terms of the Securities, (2) it has had access to the Company’s public filings with the Commission and to such financial and other information as it deems necessary to make its decision to purchase the Securities, and (3) has been offered the opportunity to ask questions of the Company and received answers thereto, as it deemed necessary in connection with the decision to purchase the Securities; and

(E) understands that the Company will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

(b) Investor Acknowledgement.  The Investor acknowledges that the Common Stock is listed on the New York Stock Exchange and the Company is required to file reports containing certain business and financial information with the Commission pursuant to the reporting requirements of the Exchange Act, and that it is able to obtain copies of such reports.

(c) Authorization, Enforceability of Transaction Documents.

(i) The Investor has full right, power, authority and capacity to enter into this Agreement, the other Transaction Documents, to consummate the transactions contemplated hereby and thereby and to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Investor and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Investor.

(ii) This Agreement has been duly authorized, validly executed and delivered by the Investor, and assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except to the extent that the enforcement thereof may be limited by or is subject to the Bankruptcy Exceptions.

(iii) As of the Closing Date, each of the Stockholders Agreement, the Registration Rights Agreement and the Indemnification Agreement will have been duly authorized by the Investor, and will be validly executed and delivered by the Investor and assuming due authorization, execution and delivery of such agreement by the Company, will constitute a valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except to the extent that the enforcement thereof may be limited by or subject to the Bankruptcy Exceptions and except as rights to indemnification and contribution under the Registration Rights Agreement or the Indemnification Agreement may be limited under applicable Law or policy.

(iv) Other than (A) in connection or in compliance with the HSR Act and the Austrian Act, and (B) such other consents, approvals, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, materially impair the ability of the Investor to perform its obligations under this Agreement or to consummate the Investment, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any Governmental Entity or any other Person under any provision of any material agreement or other instrument to which the Investor is a party (nor expiration nor termination of any statutory waiting periods) is necessary in connection with the execution and delivery of this Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Indemnification Agreement by the Investor and the performance of its obligations hereunder and thereunder.

(d) Ownership of Company Capital Stock.  This Investor is not, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

(e) Funding.  As of the date of this Agreement, the Investor has uncalled capital commitments in excess of the Aggregate Purchase Price and has the unrestricted right to call, subject only to the giving of timely notice, on such commitments for amounts equal to or in excess of the Aggregate Purchase Price, and, at the Closing, the Investor will have available funds sufficient to pay the Aggregate Purchase Price on the terms and conditions contemplated by this Agreement.

(f) Offer Documents and Other Required Company Filings.  The information supplied in writing by the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in the Schedule TO, Form S-4 and the Offer Documents or any amendments or supplements thereto will not, at the time that the applicable document is filed with the Commission or at the time such document is first published, sent or given to the holders of Convertible Notes, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied in writing by the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in any of the Other Required Company Filings will not, at the time the applicable Other Required Company Filing is filed with the Commission, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied in writing by the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in the Prepackaged Plan Filings or any amendments or supplements thereto will not, at the time that the applicable document is filed with the Bankruptcy Court or at the time such document is or first used, filed, distributed, published or mailed in connection with the Solicitation and as of the Confirmation Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(g) Lack of Competitive Businesses.  For purposes of the Notification and Report Form to be filed under the HSR Act in connection with the transactions contemplated by this Agreement, Investor is its own ultimate parent entity. To the knowledge of Investor, the Investor does not have any Affiliate that receives a material amount of its revenues from the production or sale of (i) metal building systems or components (including, without limitation, primary and secondary framing systems, roofing panels and/or systems, end or side wall panels, sectional or roll-up doors, insulated metal panels, windows, or other metal components of a building structure), (ii) coated or painted steel or metal coils, or (iii) coil coating or coil painting services.

(h) No Other Representation or Warranties.  Except for the representations and warranties contained in this Section 5 or in any Tax form or certificate, the Company acknowledges that neither the Investor nor any other Person on behalf of the Investor makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

Section 6.  Certain Additional Agreements of the Parties.

(a) Regulatory Filings; Third Party Consents.

(i) Each of the Investor and the Company agrees to cooperate and consult with the other and use its best efforts to take, or cause to be taken, all actions, and to file, or cause to be filed, all documents and to do, or cause to be done, and to help the other party to do, or cause to be done, all things necessary, proper or advisable to cause the Offer Conditions and the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (A) preparing and filing as promptly as practicable all documentation, effecting all necessary applications, notices, petitions, filings and other documents and obtaining all necessary permits, consents, waivers, clearances, approvals, authorizations, permits, orders, consents of, or any exemptions by, all Governmental Entities, (B) seeking all necessary or advisable consents of third parties to the Transactions and (C) using best efforts to cause the satisfaction, but not waiver, of the conditions to closing of the other party or parties set forth in clause (i) of Section 3(a). In particular, each of the Investor and the Company will use its best efforts to obtain, and will use its best efforts to help the other obtain, as promptly as practicable, all approvals, authorizations, consents, clearances, expirations or terminations of waiting periods or exemptions required from all necessary Governmental Entities for the Transactions, including, but not limited to, filings and notifications with respect to, and expiration or termination of any applicable waiting period under, the HSR Act and any other applicable competition or merger control laws. In furtherance and not in limitation of the foregoing, each party hereto agrees (1) to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Investment as promptly as practicable (and in any event within ten (10) Business Days) after the date hereof and to request and use best efforts to obtain early termination of the waiting period under the HSR Act and (2) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act. Neither Investor nor the Company shall agree or commit to contest the enforceability of this Agreement under the Bankruptcy Code, or, except as otherwise provided in this Agreement, agree or commit to delay or not to close any of the transactions contemplated by this Agreement, without the express written consent of the other party.

(ii) Without limiting the generality of Section 6(a)(i), each of the parties shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (A) furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing, (B) inform the other of any communication from any Governmental Entity regarding any of the Transactions and of any communication received or given in connection with any legal, administrative, arbitral or other proceeding by a private party or any investigation, proceeding or other action by the New York Stock Exchange, or such other stock exchange on which the Common Stock is then listed or quoted, in each case regarding the Investment and the other Transactions and (C) provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Entity, or with the New York Stock Exchange (or such other stock exchange on which the Common Stock is then listed or quoted), and any other information supplied by such party and such party’s Subsidiaries to a Governmental Entity, or to the New York Stock Exchange (or such other stock exchange on which the Common

Stock is then listed or quoted), or received from such a Governmental Entity, or from the New York Stock Exchange (or such other stock exchange on which the Common Stock is then listed or quoted), in connection with the Transactions; provided, however, that materials may be redacted to remove references concerning valuation of the Company. Each party hereto shall, subject to applicable Law, permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity, or to the New York Stock Exchange (or such other stock exchange on which the Common Stock is then listed or quoted), in connection with the Transactions. The parties agree not to participate, or to permit their Subsidiaries to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity, or with the New York Stock Exchange (or such other stock exchange on which the Common Stock is then listed or quoted), in connection with the Transactions unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, or the New York Stock Exchange (or such other stock exchange on which the Common Stock is then listed or quoted), gives the other parties the opportunity to attend and participate.

(iii) The Investor and the Company shall not, and shall not permit any of their Subsidiaries or Affiliates to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that would delay or make materially more difficult the obtaining of any approvals, authorizations, consents, clearances, expirations or terminations of waiting periods or exemptions approval or authorization required under the HSR Act for the Investment.

(b) Conduct of Business.

(i) Except as otherwise expressly permitted or required by the Transaction Documents or otherwise consented to by Investor, permitted by Section 6(k), contemplated by Section 6(p) or as set forth on Section 6(b) of the Disclosure Letter and subject to the terms and upon the conditions therein, during the period from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 8, the Company shall conduct its business, and cause its Subsidiaries to conduct their respective businesses, in all material respects in the ordinary course, including, without limitation, paying its obligations, including customer signing bonuses, capital expenditures, Taxes and other accounts payable, in the ordinary course of business consistent with past practice; provided that if the Prepackaged Plan Proceeding is commenced, the Company may make such changes to the manner in which it conducts business as are required by the Prepackaged Plan Proceeding. Prior to the earlier of the Closing Date and the termination of this Agreement in accordance with Section 8, except as expressly permitted or required by the Transaction Documents, without the prior written consent of the Investor, neither the Company nor its Subsidiaries shall (A) take any action that, if taken after the issuance of the Series B Preferred Shares, (x) would require the written consent of or vote by holders of such shares pursuant to Section 11 of the Series B Preferred Stock CoD or would require the consent of the Investor pursuant to Article VI of the Stockholders Agreement, (y) would trigger a redemption right under Section 8 of the Series B Preferred Stock CoD or (z) would result in an adjustment to be made under Section 10 of the Series B Preferred Stock CoD; (B) amend, supplement, modify, waive, terminate or otherwise make any change to, directly or indirectly, the Credit Agreement or any of the other Credit Documents (or obtain any waiver in respect thereof); provided, that the Company may extend the Waiver, dated July 15, 2009, by and among the Company, certain Subsidiaries of the Company party thereto and Wachovia Bank, National Association, as administrative agent for the Lenders party to the Credit Agreement as in effect on the date hereof; (C) other than with respect to the Prepackaged Plan Proceeding, consent to, approve of or formally acquiesce to any case, proceeding or other action (x) under any existing or future law of any jurisdiction, relating to bankruptcy, insolvency, reorganization or similar laws relating to relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution or composition or similar action with respect to it or its debts generally or (y) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets (a “Proceeding”), whether or not commenced by the Company or any of its Subsidiaries or (D) take any action that is in furtherance of the delisting of the Common Stock from the New York Stock Exchange or the listing of the Common Stock on any other stock exchange or automated quotation system.

(ii) The Company shall not declare or pay any dividend or distribution on any securities of the Company on or prior to the Closing. If, prior to the Closing, the Company shall take any action that would require any adjustment to be made under Section 10 of the Series B Preferred Stock CoD as if shares of Series B Preferred Stock were issued on the date of this Agreement, the Company must make appropriate and equitable adjustments with respect to the Investor such that the Investor will receive the benefit of such transaction as if all of the Series B Preferred Stock to be acquired by the Investor had been outstanding as of the date of such action.

(c) Governance Matters.  The Company shall take all actions necessary (i) (A) to cause all directors serving on the Board immediately prior to the Closing (other than the Company’s Chief Executive Officer and two other directors) to resign from the Board, effective as of the Closing and (B) to cause vacancies on the Board to be filled, effective as of the Closing, by persons designated by the Investor (the “Investor Directors”) no later than three Business Days prior to the Closing, and for the Investor Directors to serve from the Closing until their successors are duly elected and qualified in accordance with the organizational documents of the Company and the Stockholders Agreement, with the Investor Directors divided as nearly evenly as possible among Class I, Class II and Class III of the Board, and to cause the representation of the Investor Directors, effective as of the Closing, on each committee of the Board to be proportionate to the membership of the Investor Directors on the Board, (ii) to ensure that the By-laws, the charters of the committees of the Board and any corporate guidelines of the Company, effective as of the Closing, are consistent with the provisions of the Stockholders Agreement and the transactions contemplated thereby and (iii) to elect, effective as of the Closing, to take advantage of the exemptions to the requirements of Paragraphs 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual.

(d) Offer.

(i) Provided that this Agreement shall not have been terminated in accordance with Section 8, the Company shall commence (within the meaning of Rule 13e-4(a)(4) promulgated under the Exchange Act) the Offer to purchase all of the Convertible Notes and solicit acceptances of the Prepackaged Plan with the Solicitation Materials prior to the open of business on the date that is the tenth Business Day after the date of this Agreement. The Investor shall cooperate with the Company and use its best efforts to help the Company do, or cause to be done, all things that the Investor (in its reasonable discretion) determines are necessary, proper or advisable in connection with the Offer and the Solicitation, including in connection with the commencement of the Offer and the Solicitation. The Offer and the Solicitation shall be commenced and conducted on the terms and subject to the conditions set forth on Annex A hereto and such other terms and conditions as may be agreed to by the Investor and the Company in writing prior to the commencement of the Offer. Subject to the right of the parties to terminate this Agreement in accordance with Section 8(a), the Company may extend the Offer beyond the Initial Expiration Date without the prior consent of the Investor for a period of not more than ten (10) business days (as defined in Rule 14d-1 under the Exchange Act), if, at such scheduled expiration date of the Offer, any of the Offer Conditions shall not have been satisfied or, with the prior written consent of the Investor, waived.

(ii) The Company shall indemnify and hold harmless the Investor and its partners, members, stockholders, directors, officers, employees, affiliates, agents and other representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Offer and the Transactions and any information utilized in connection therewith, except with respect to information supplied in writing by the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives, with respect to the Investor or any of its partners, members, stockholders, directors, officers, employees, Affiliates, agents or other representatives, specifically for inclusion or incorporation by reference in the Schedule TO, Form S-4, Offer Documents and any Other Required Company Filings and except with respect to any gross negligence, fraud or willful misconduct of the Investor and its partners, members, stockholders, directors, officers, employees, affiliates, agents and other representatives.

(iii) As soon as practicable on the date of commencement of the Offer, the Company shall file with the Commission the Schedule TO and Form S-4 with respect to the Offer and the Solicitation Materials with respect to the Prepackaged Plan. The Form S-4 and Schedule TO shall contain or incorporate the Offer Documents. The Company shall, or shall cause, the Offer Documents to be disseminated to the holders of the Convertible Notes as and to the extent required by applicable federal securities Laws and rules and regulations promulgated thereunder. The Company, on the one hand, and the Investor, on the other hand, shall promptly correct any information provided by them for use in the Schedule TO, the Form S-4, the Offer Documents and any Other Required Company Filings if and to the extent that it shall be or shall have become false or misleading in any material respect, and the Company shall cause Schedule TO, the Form S-4, the Offer Documents and any Other Required Company Filings as so corrected to be filed with the Commission and, in the case of any corrected Offer Documents, disseminated to holders of the Convertible Notes, in each case, as and to the extent required by applicable federal securities Laws and rules and regulations promulgated thereunder. The Investor and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule TO, the Form S-4, the Offer Documents and the Required Company Filings, and, in each case, any amendment, supplement or exhibit thereto, before they are filed with the Commission and disseminated to holders of Convertible Notes, the Company shall consider in good faith the comments of the Investor in connection therewith and shall not file with the Commission, disseminate to holders or otherwise use the Schedule TO, the Form S-4 or any Offer Documents or Required Company Filings, or, in each case, any amendment, supplement or exhibit thereto, without the prior consent of the Investor (which consent shall not be unreasonably delayed or withheld). In addition, the Company shall provide the Investor and its counsel with any comments that the Company or their counsel may receive from time to time from the Commission or its staff with respect to the Schedule TO, the Form S-4, the Offer Documents and the Other Required Company Filings promptly after the receipt of such comments, consult with the Investor and its counsel prior to responding to any such comments, and consider in good faith the views of the Investor in connection with, any proposed written communication to the Commission and provide the Investor with copies of all such written responses. Each party agrees not to participate, or to permit its Subsidiaries or Affiliates to participate, in any meeting or discussion, either in person or by telephone, with the Commission, in connection with the Offer unless it consults with the other party in advance and, to the extent not prohibited by the Commission, gives the other party the opportunity to attend and participate. The Company will use reasonable best efforts to respond to any comments from the Commission as promptly as possible and to have the Form S-4 declared effective as promptly as possible.

(iv) The obligation of the Company to accept for exchange and exchange for Convertible Notes tendered pursuant to the Offer shall be subject to the satisfaction of the Offer Conditions.

(v) Subject to (A) the terms of this Agreement and (B) the satisfaction or, with the prior written consent of the Investor, waiver of all of the Offer Conditions as of the expiration of the Offer, if the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, at the Closing, after the receipt by the Company of the proceeds of the Investment, the Company shall accept for exchange all Convertible Notes validly tendered and not withdrawn pursuant to the Offer. If the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, in accordance with Section 6(i)(ii) and Section 6(m), the Company shall pay the cash consideration and issue the Company Common Stock consideration for all Convertible Notes validly tendered and not withdrawn pursuant to the Offer as promptly as practicable following the acceptance for exchange pursuant to the immediately prior sentence (but in no event later than three (3) Business Days after the expiration of the Offer).

(vi) The Investor shall not be responsible or liable for, any payment, damages or obligation arising from the failure of the Company to comply with the provisions of this Section 6(d), including, without limitation, any such failure which would result in the closing of the Offer on terms or conditions other than those consented to by the Investor.

(e) New York Stock Exchange Listing.  The Company shall use its best efforts to cause the shares of Common Stock to be issued upon conversion of the Series B Preferred Shares (to the extent of the Company’s authorized and unissued stock) to be approved for listing on the New York Stock Exchange or such other exchange on which the Common Stock is then listed or quoted, subject to official notice of issuance, prior to the Closing.

(f) ABL Financing.

(i) The Company shall use its reasonable best efforts to take, or cause to be taken (and the Investor shall use commercially reasonable efforts to cooperate with the Company in such efforts), all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable, to arrange and obtain revolving credit commitments for general corporate purposes from the ABL Lenders on terms and conditions that reflect the terms and conditions summarized in the ABL Term Sheet and otherwise (i) are consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or (ii) are acceptable to the Investor in its sole discretion (exercised in good faith) (the “ABL Financing”).

(ii) In the event the ABL Financing becomes unavailable, as promptly as practicable following the occurrence of such event the Company shall use its reasonable best efforts (and the Investor shall use commercially reasonable efforts to cooperate with the Company in such efforts, including by actively assisting the Company in its negotiation of related definitive documentation) to obtain alternative financing from alternative sources that (A) is on terms and conditions that are (1) no less favorable (as to each item and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions summarized in the ABL Term Sheet, as determined by the Investor in its sole discretion (exercised in good faith), (2) otherwise (x) are consistent with and no less favorable to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R Inc., as determined by the Investor in its reasonable discretion (exercised in good faith) or (y) are acceptable to the Investor in its sole discretion (exercised in good faith), and (B) provides revolving credit commitments in an aggregate principal amount that is not less than $125 million (an “Alternative ABL Financing”), as promptly as practicable following the occurrence of such event but in any event no later than the Outside Date.

(iii) It is understood and agreed that both the Company and the Investor will participate in the negotiation of the ABL Financing or Alternative ABL Financing (including, but not limited to, the negotiation of a definitive revolving credit agreement and other definitive documentation therefor (such definitive revolving credit agreement, the “ABL Agreement,” and together with such other documentation, the “ABL Documents”)).

(g) Credit Agreement and Amended Credit Agreement.

(i) The Company will pay when due all interest, fees, expenses and other obligations arising under the Credit Agreement and the other Credit Documents (as defined in the Credit Agreement) as and when they become payable, and otherwise comply with and timely perform all of its obligations under the Credit Agreement and the other Credit Documents (as defined in the Credit Agreement) at all times during the term of this Agreement, including in the Prepackaged Plan Proceeding (subject to the consent or approval of the Bankruptcy Court).

(ii) The Company shall use its reasonable best efforts to take, or cause to be taken (and the Investor shall use reasonable best efforts to cooperate with the Company in such efforts), all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable, to amend and restate the Credit Agreement on the terms and conditions provided in the Form of Amended Credit Agreement or otherwise contemplated thereby.

(iii) In the event the Term Loan Refinancing is not available on the terms and conditions contemplated in the Form of Amended Credit Agreement for any reason, the Company shall use its reasonable best efforts (and the Investor shall use commercially reasonable efforts to cooperate with the Company in such efforts, including by actively assisting the Company in its negotiation of related definitive documentation) to amend and restate the terms of the Credit Agreement (A) on terms and conditions (x) that are no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise acceptable to the Investor in its sole discretion (exercised in good faith), and (B) to extend the maturity of $150 million principal amount of the term loans outstanding under the Credit Agreement (an “Alternative Term Loan Refinancing”), as promptly as practicable but in any event no later than the Outside Date.

(iv) It is understood and agreed that both the Company and the Investor will participate in the negotiation of the Term Loan Refinancing or Alternative Term Loan Refinancing (including, but not limited to, the negotiation of a definitive credit agreement and other definitive documentation therefor (such definitive credit agreement, the “Amended Credit Agreement,” and together with such other definitive documentation, the “Amended Credit Documents”)).

(h) Series B Preferred Stock Certificate of Designations.  Prior to the Closing, the Company shall duly file with the Secretary of State of the State of Delaware the Series B Preferred Stock CoD in accordance with all applicable provisions of Law and the Certificate of Incorporation.

(i) Use of Proceeds.  If the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, on and after the Closing, the Company shall, as applicable,

(i) apply the funds in the Non-Convertible Notes Account to (w) pay the principal amount of the term loans outstanding under the Amended Credit Agreement that shall be due and payable as of Closing and all accrued and unpaid interest thereon, and all other interest due and payable under the Amended Credit Agreement and other Amended Credit Documents, (x) pay all fees, expenses and other obligations payable under the Amended Credit Agreement, the other Amended Credit Documents, and the ABL Agreement and the other ABL Documents, (y) pay all costs, expenses and other obligations relating to or arising out of the Transactions and any related transactions (other than any amounts due the holders of any Convertible Notes and the Convertible Notes Expenses), and (z) cash collateralize letters of credit outstanding under the Amended Credit Agreement that are not backstopped, replaced with, rolled over or novated into letters of credit issued and outstanding under the ABL Agreement; and

(ii) apply the funds in the Convertible Notes Account (A) to pay the full cash consideration due to (w) the holders of all Convertible Notes tendered under the Offer, (x) the holders of any Convertible Notes not tendered under the Offer upon the exercise by any of such remaining holders of the put rights arising under Sections 3.05 or 3.06 of the Indenture, (y) on November 20, 2009, the holders of all Convertible Notes then outstanding upon the exercise by the Company of its redemption right under Section 3.01 of the Indenture and (B) to pay the Convertible Notes Expenses. Any funds remaining in the Convertible Notes Account after the time that all the amounts described in the first sentence of this Section 6(i)(ii) have been paid and none of the Convertible Notes is outstanding may be released from such account and applied for any general corporate purposes.

(j) Employee Benefits Covenants.  The Company agrees that, prior to the Closing Date, it will take all actions set forth on Exhibit G.

(k) No Solicitation.

(i) The Company shall, and shall cause its Subsidiaries and its and their respective directors, executive officers, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Company Transaction Proposal. After the execution and delivery of this Agreement, the Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, executive officers, employees, representatives or agents to, directly or indirectly, (A) solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or could reasonably be expected to lead to a Company Transaction Proposal, (B) participate in any negotiations regarding a Company Transaction Proposal with, or furnish any nonpublic information relating to a Company Transaction Proposal to, any Person that has made or, to the Knowledge of the Company, is considering making a Company Transaction Proposal, (C) engage in discussions regarding a Company Transaction Proposal with any Person that has made or, to the Knowledge of the Company, is considering making a Company Transaction Proposal, except to notify such Person of the existence of the provisions of this Section 6(k), (D) approve, endorse or recommend any Company Transaction Proposal, (E) enter into any letter of intent or agreement in principle or any agreement providing for any Company Transaction Proposal (except for Qualifying Confidentiality Agreements permitted under Section 6(k)(ii)) or (F) propose or agree to do any of the foregoing. The Company agrees that any violations of the restrictions set forth in Section 6(k) by any representative of the Company shall be deemed to be a breach by the Company.

(ii) Notwithstanding Section 6(k)(i):

(A) If at any time prior to the Closing, the Company receives a bona fide, written and unsolicited Company Transaction Proposal and the Board determines in good faith, after consultation with outside counsel and its independent financial advisor, that such Company Transaction Proposal constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, the Company may take the following actions: (I) furnish nonpublic information to the Person making such Company Transaction Proposal, if, and only if, (x) prior to so furnishing such information, the Company has (1) complied with the following sentence of this

Section 6(k)(ii), and (2) received from such Person a Qualifying Confidentiality Agreement, and (y) all such information has previously been provided to the Investor or is provided to the Investor prior to or substantially contemporaneously with the time it is provided to the Person making such Company Transaction Proposal or such Person’s representative, and (II) engage in discussions or negotiations with such Person with respect to the Company Transaction Proposal. The Company promptly (and in any event within 48 hours) shall advise the Investor orally and in writing of the receipt of (X) any proposal that constitutes or could reasonably be expected to lead to a Company Transaction Proposal, including the identity of the Person(s) making such proposal and the material terms and conditions of such proposal, and providing copies of any document or correspondence evidencing such proposal and (Y) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information not reasonably expected to be related to a Company Transaction Proposal. The Company shall use its best efforts to keep the Investor fully informed on a current basis of the status of any such proposal (including any material change to the terms and conditions thereof).

(B) If, on or after September 30, 2009, (x) any of the Offer Conditions shall not have been satisfied (or, with the prior written consent of the Investor, waived), the Requisite Acceptances have not been received or any other condition to the Investment has not been satisfied (and in the Company’s reasonable judgment, there is material uncertainty as to whether any such condition will be satisfied by the Outside Date) and (y) the Company is not in material breach of any of its material covenants and agreements contained in this Agreement, then at any time following September 30, 2009 and prior to the later of (I) any scheduled expiration date of the Offer on which all of the Offer Conditions have been satisfied (or, with the prior written consent of the Investor, waived) or the Requisite Acceptances have been received and (II) the date on which all conditions to the Investment have been satisfied (or in the Company’s reasonable judgment, such conditions are reasonably certain to be satisfied by the Outside Date), the Company may, and it may authorize or permit any of its Subsidiaries, any of its or their respective directors, executive officers, employees, representatives or agents to, directly or indirectly, (1) propose a Contingency Plan Proposal to any Person that, to the Knowledge of the Company, is not considering making, and in the case of a Person other than a holder of Convertible Notes or a Term Lender has not since April 1, 2009 made, a Company Transaction Proposal other than a Contingency Plan Proposal, (2) participate in negotiations and engage in discussions regarding a Contingency Plan Proposal with, or furnish nonpublic information relating to a Contingency Plan Proposal to, any Person that, to the Knowledge of the Company, is not considering making, and in the case of a Person other than a holder of Convertible Notes or a Term Lender has not since April 1, 2009 made, a Company Transaction Proposal other than a Contingency Plan Proposal and (3) propose or agree to do any of the foregoing, in each case set forth in clauses (1) through (3), if, and only if, the Company complies with the following two sentences of this Section 6(k)(ii)(B). Prior to furnishing any nonpublic information in connection with a Contingency Plan Proposal, (x) the Company shall have received a Qualifying Confidentiality Agreement from the Person to whom such nonpublic information is being furnished, and (y) all such information shall have previously been provided to the Investor or shall be provided to the Investor substantially contemporaneously with the time it is provided to the Person to whom such nonpublic information is being furnished. The Company promptly (and in any event within 48 hours) shall advise the Investor orally and in writing of any Contingency Plan Proposal, including the identity of the Person(s) to whom such proposal is being made and the material terms and conditions of such proposal, and provide copies of any document or correspondence evidencing such proposal. The Company shall use its best efforts to keep the Investor reasonably fully informed on a current basis of the status of any such proposal (including any material change to the terms and conditions thereof).

(C) After the Filing Date the Company may take any action otherwise restricted by such Section to the extent ordered by the Bankruptcy Court (entered other than pursuant to a motion or application by the Company or a Debtor Subsidiary).

(iii) At any time prior to the Closing, if the Company has received a Superior Proposal (after giving effect to the terms of any revised offer by the Investor pursuant to this Section 6(k)(iii)), the Board may terminate this Agreement to substantially contemporaneously enter into a definitive agreement with respect to such Superior Proposal, provided that the Board may not take such actions unless:

(A) the Company shall have provided prior written notice to the Investor at least five (5) calendar days in advance (the “Notice Period”), of its intention to take such actions, which notice shall specify the terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal and copies of any documents or correspondence evidencing such Superior Proposal) and any material modifications to any of the foregoing,

(B) during the Notice Period, the Company shall, and shall cause its independent financial advisor and outside counsel to, negotiate with the Investor in good faith (to the extent the Investor desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Transaction Proposal ceases to constitute a Superior Proposal, and

(C) at or prior to the time of termination of this Agreement, the Company shall have paid the Termination Fee pursuant to Section 8(b).

In the event of any material revisions to the Superior Proposal, the Company shall deliver a new written notice to the Investor and shall comply with the requirements of this Section 6(k)(iii) with respect to such new written notice, except that the new Notice Period shall be two (2) calendar days.

(iv) [Intentionally Ommitted.]

(v) Nothing contained in this Section 6(k) shall prohibit the Company from complying with Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act.

(vi) As used in this Agreement, the terms:

(A) “Company Transaction Proposal” means any inquiry, proposal or offer from any person or group of persons other than the Investor or its Affiliates relating to any (1) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and the Company’s Subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities (or any indebtedness or other obligation that is exchangeable for or convertible into any such security, or any other right to acquire any such security, contingent or otherwise) of the Company, any tender offer or exchange offer or (2) any merger, reorganization, restructuring, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity infusion or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) that, in the case of either clause (1) or clause (2), if consummated would result in any person or group of persons beneficially owning 20% or more of the voting rights of any class or series of capital stock of the Company;

(B) “Contingency Plan Proposal” means any proposal relating to any merger, restructuring, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Subsidiary that the Board in good faith determines, does not constitute a Superior Proposal or a Superior Lender Proposal and is not reasonably likely to result in a Superior Proposal or a Superior Lender Proposal, which determination is made after consultation with outside counsel and its independent financial advisor and assumes consummation of the Transactions contemplated by this Agreement.

(C) “Superior Lender Proposal” means any proposal involving any Person making more than a de minimus investment or commitment (other than a Person who is as of the date hereof a holder of Convertible Notes or a Term Lender) relating to a restructuring, reorganization, liquidation, dissolution or similar transaction pursuant to which (x) the holders of the Convertible Notes would receive consideration in respect of the Convertible Notes that is of equal or greater total market value (measured per $1,000 face amount of the Convertible Notes and at the time such consideration is delivered) than such holders would receive pursuant to the Offer, assuming that all of the outstanding Convertible Notes participated in such transaction or in the Offer, as applicable or (y) the Term Lenders would receive cash in repayment of the outstanding borrowings under the Credit Agreement in an amount equal to or greater than pursuant to the Term Loan Refinancing, or would receive consideration in respect of their rights under the Credit Agreement and other Credit Documents (as defined in the Credit Agreement) that is of equal or greater total market value and security than such Term Lenders would receive pursuant to the Term Loan Refinancing and that does not include any equity security;

(D) “Superior Proposal” means a bona fide written proposal or offer from any person or group of persons other than the Investor or its Affiliates not solicited in violation of Section 6(k) relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or assets of the Company and the Company’s Subsidiaries, taken as a whole, or 50% or more of any class or series of securities of the Company, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 50% or more of the voting rights of any class or series of capital stock of the Company, any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity infusion or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 50% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or any restructuring or reorganization of the Company, in each case, that the Board in good faith determines, would, if consummated, result in a transaction that is more favorable to the Company and its existing stockholders than the transactions contemplated hereby (after given effect to the terms of any revised offer by the Investor pursuant to Section 6(k)(iii)), which determination is made, (x) after receiving the advice of its independent financial advisor, (y) after taking into account the likelihood (and likely timing) of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all relevant legal (with the advice of outside counsel), financial (including the financing terms of any such proposal, the additional transaction costs and the effect of any termination fee, expenses or amounts payable hereunder), regulatory or other aspects of such proposal and any other relevant factors permitted by applicable Law; and

(E) “Qualifying Confidentiality Agreement” means an executed agreement with provisions requiring any Person receiving nonpublic information with respect to the Company to keep such information confidential, which provisions to keep such information confidential are no less restrictive to such Person than the Confidentiality Agreement is to the Investor, its Affiliates, and their respective personnel and representatives, provided that no such confidentiality agreement shall conflict with any rights of the Company or obligations of the Company and its Subsidiaries under this Agreement.

(l) Tax Matters.  All transfer, documentary, sales, use, stamp, registration, value-added and other such Taxes (including any penalties and interest) imposed on or as a result of the Investment, except for any such Taxes that may be imposed by the Cayman Islands, shall be paid by the Company when due, and the Company will, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees and, if required by law, the Investor will, and will cause its Affiliates to, join in the execution of any such Tax returns and other documentation.

(m) Convertible Notes Account.  The Company agrees that before the wire transfer into the Convertible Notes Account described in Section 2(b)(i), the balance of the Convertible Notes Account shall be zero dollars ($0.00), and that until the time that all of the amounts described in Section 6(i)(ii) have been paid and none of the Convertible Notes is outstanding, it shall not (i) deposit or cause to be deposited any funds into the Convertible Notes Account or (ii) withdraw or cause to be withdrawn any funds from the Convertible Notes Account for any purpose other than to pay any cash consideration due to the holders of the Convertible Notes. The Company further agrees that it shall not use any funds other than funds from the Convertible Notes Account to pay the holders of the Convertible Notes any of the amounts described in clause (A) of the first sentence of Section 6(i)(ii) or to pay the Convertible Notes Expenses, or, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, to apply the proceeds of the Investment in accordance with the Prepackaged Plan.

(n) [Intentionally omitted.]

(o) Insurance Policy.  At the Company’s option, the Company may purchase, prior to the Closing Date, a six-year prepaid “tail” policy on terms and conditions providing equivalent benefits to those provided by the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Closing Date, covering without limitation the transactions contemplated hereby; provided that the cost of such “tail” policy shall not exceed three (3) times the current annual premium paid by the Company for directors’ and officers’ liability insurance and fiduciary liability insurance. If such “tail” prepaid policy has been obtained by the Company, the Investor shall cooperate with the

Company after the Closing to cause such policy to be maintained in full force and effect, for its full term, and shall not interfere with the Company’s honoring of all obligations thereunder after the Closing.

(p) Prepackaged Plan.

(i) As promptly as practicable after the date hereof, the Company shall, with the cooperation and assistance of the Investor, prepare the Solicitation Materials and the Prepackaged Plan Filings and provide drafts of such documents to the Investor sufficiently in advance of the Prepackaged Plan Filing such that the Investor has the opportunity to review and provide comments to the Company and its Subsidiaries. The Investor will provide all information regarding the Investor and its Subsidiaries, officers and directors that is necessary to permit the Company to prepare the Disclosure Statement. As soon as possible after the Prepackaged Plan and Disclosure Statement and such other documents are finalized, the Company shall mail such documents to the Term Lenders and the holders of the Convertible Notes. The solicitation period shall expire on a date no later than the minimum period required by the Bankruptcy Code and the rules under the Bankruptcy Code (the “Bankruptcy Rules”) for solicitation of acceptances of a Chapter 11 plan of reorganization. The Company shall use its reasonable best efforts to receive acceptances of the Prepackaged Plan from a sufficient number of creditors in a sufficient number of classes of creditors to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including confirmation through the cramdown provisions of Section 1129(b) of the Bankruptcy Code with respect to non-accepting creditor classes (the “Requisite Acceptances”).

(ii) As promptly as practicable after the date on which the Company mails the Solicitation Materials to its creditors, the Company shall, with the cooperation and assistance of the Investor, prepare (A) petitions for relief under the Bankruptcy Code (the “Chapter 11 Petitions”) for the Company and the Debtor Subsidiaries, (B) motions for customary first-day orders and such orders as described in the Disclosure Statement including but not limited to an order authorizing the Company to pay to the Investor the fees and Transaction Expenses payable to the Investor pursuant to Section 8 and Section 6(n) hereof (the “Investment Motion” and, collectively, the “First Day Orders”) and (C) notices to creditors and other parties required by the Bankruptcy Code with respect to the filing of the Chapter 11 Petitions, the hearing for confirmation of the Prepackaged Plan and other matters (the “Bankruptcy Notices” and, collectively with the Solicitation Materials, Chapter 11 Petitions and First Day Orders, the “Prepackaged Plan Filings”). Such documents shall be prepared in sufficient time to provide the Investor and its legal and financial advisors with adequate time to review all such documents prior to the Filing Date and provide comments thereon, provided that the Investment Motion and order with respect thereto shall (i) approve the payment of the Termination Fee and the reimbursement of Transaction Expenses on the terms set forth in Section 8, (ii) be consistent in all respect with this Agreement and (iii) otherwise be acceptable to the Investor in its reasonable discretion.

(iii) In the event that the Offer Conditions are not satisfied or waived, with the prior written consent of the Investor, by the Restructuring Deadline:

(A) On the day following the Restructuring Deadline, the Company shall, and, subject to the terms of the Prepackaged Plan, shall cause each of the Debtor Subsidiaries to, (1) file the Chapter 11 Petitions in the Bankruptcy Court and commence cases under the Bankruptcy Code (the “Prepackaged Plan Proceeding”) in the Bankruptcy Court (the date on which such Chapter 11 Petitions is filed, the “Filing Date”), (B) file the motions relating to the First Day Orders and seek to obtain entry of the First Day Orders by the Bankruptcy Court and (C) schedule a hearing (the “Confirmation Hearing”) in the Bankruptcy Court on the earliest date possible to consider confirmation of the Prepackaged Plan and approve the Disclosure Statement. As soon as practicable after the Filing Date, the Company shall send the Bankruptcy Notices to all Persons to whom such notices are required to be sent under the Bankruptcy Code and such to other Persons to whom it is ordered by the Bankruptcy Court to send the Bankruptcy Notices.

(B) The Company shall use its reasonable best efforts to obtain confirmation of the Prepackaged Plan by the Bankruptcy Court at the Confirmation Hearing. Upon entry of an order confirming the Prepackaged Plan (the “Confirmation Order”), the Company shall use its reasonable best efforts to obtain the dismissal of any and all appeals and motions for reconsideration filed with respect to the Prepackaged Plan or with respect to the Confirmation Order. The date on which the Prepackaged Plan is confirmed is referred to herein as the “Confirmation Date.”

(C) The Company shall cause the Prepackaged Plan to become effective and the distributions provided for under the Prepackaged Plan (the “Distributions”) to be commenced as promptly as possible on or following the day on which the Confirmation Order is entered if no stay of the Confirmation Order pending appeal has been entered and all other conditions to effectiveness set forth in the Prepackaged Plan shall have been satisfied or waived. The date on which the Prepackaged Plan becomes effective is referred to herein as the “Effective Date.”

(q) Company Approvals.  At the request of the Investor, the Board shall approve (i) the Amended Credit Documents so long as (A) in the case of the Term Loan Refinancing, the Amended Credit Agreement is in the form of the Form of Amended Credit Agreement or (B) in the case of the Alternative Term Loan Refinancing, the Amended Credit Agreement is on terms and conditions that are (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise consented to by the Company, such consent not to be unreasonably withheld; (ii) the ABL Documents so long as the ABL Agreement is on terms and conditions that are no less favorable (as to each item and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions summarized in the ABL Term Sheet, as determined by the Investor in its sole discretion (exercised in good faith) and are otherwise (1) consistent with and no less favorable to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or (2) consented to by the Company, such consent not to be unreasonably withheld and (iii) the Ancillary Refinancing Agreements are consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of the respective document or agreement for companies sponsored by CD&R, Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or consented to by the Company, such consent not to be unreasonably withheld.

Section 7.  Indemnity.

(a) In the case of clauses (i) and (ii) below, from and after the Closing and, in the case of clause (iii) below, from and after the date of this Agreement, subject to this Section 7, the Company shall indemnify, defend and hold harmless the Investor and its Affiliates and each of their respective officers, directors, partners, employees and agents, and each person who controls the Investor within the meaning of the Exchange Act and the regulations thereunder (the “Investor Indemnified Parties” and each, an “Investor Indemnified Party”) from and against, and pay or reimburse the Investor Indemnified Parties for, any and all losses, liabilities, damages, and expenses (including reasonable expenses of investigation, enforcement, and collection and reasonable attorney’s and accountants’ fees and expenses in connection with any Litigation, any incidental, indirect or consequential damages, losses, liabilities or expenses, any amounts paid in settlement, and any lost profits or diminution in value), whether or not involving a Third Party Claim (collectively, “Losses”) (i) arising from or relating to any inaccuracy in or breach of any representation or warranty when made or deemed made by the Company in or pursuant to this Agreement, (ii) arising from or relating to the failure of the Company to perform any covenant or agreement under this Agreement or (iii) arising out of or resulting from the Company’s authorization and approval and the Company’s and/or the Investor’s execution, delivery, performance or termination of this Agreement or the transactions contemplated hereby (other than any Losses attributable to acts, errors or omissions (other than acts or omissions in conformity with this Agreement) on the part of the Investor or any Investor Indemnified Parties and other than any Losses attributable to the economic risks of the Investor’s investment decision)), in the event (in the case of this clause (iii) only) that the Investor or Investor Indemnified Parties are subject to, named in or made party to any Litigation by any Governmental Entity, stockholder of the Company or any other Person (other than the Company).

(b) From and after the Closing, and subject to this Section 7, the Investor shall indemnify, defend and hold harmless the Company and its Affiliates and each of their respective officers, directors, partners, employees and agents (the “Company Indemnified Parties” and each, an “Company Indemnified Party”) from and against, and pay or reimburse the Company Indemnified Parties for, any and all Losses arising from or relating to (i) any inaccuracy in or breach of any representation or warranty when made or deemed made by the Investor in or pursuant to this Agreement, or (ii) the failure of the Investor to perform any covenant or agreement under this Agreement.

(c) An Investor Indemnified Party or Company Indemnified Party (each, an “Indemnified Party”) seeking indemnification pursuant to this Section 7 in respect of, arising out of or involving any claim or demand asserted by a third party (a “Third Party Claim”) against such Indemnified Party entitled to indemnification under this Agreement shall give written notice to the Company or the Investor, as applicable (each, as applicable, an “Indemnifying Party”), as promptly as practicable after receipt by such Indemnified Party of written notice of such third party’s Litigation in the case of a Litigation, or as promptly as practicable after the Indemnified Party has reasonably determined that the pending or threatened claim has given or would reasonably be expected to give rise to a right of indemnification hereunder in the case of any pending or threatened claim; provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 7 except to the extent such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall describe in reasonable detail such Third Party Claim. The Indemnified Party shall permit the Indemnifying Party (at the expense of the Indemnifying Party and so long as the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim) to assume the defense of such Third Party Claim; provided that counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party’s expense. If the Indemnifying Party does not timely assume the defense of such Third Party Claim following notice thereof, the Indemnified Party shall be entitled to assume and control such defense and to settle or agree to pay in full such Third Party Claim without the consent of the Indemnifying Party without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party hereunder. Except with the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), the Indemnifying Party, in the defense of any such Third Party Claim, shall not consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, such Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect and Indemnified Party and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. If the Indemnified Party in good faith determines that the conduct of the defense or any proposed settlement of any Third Party Claim would reasonably be expected to affect adversely the Indemnified Party’s Tax liability, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Company in respect of such Third Party Claim, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or litigation relating to any such Third Party Claim at the sole cost of the Indemnifying Party; provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In any event, the Indemnifying Party and the Indemnified Party shall cooperate in the defense of any Third Party Claim subject to this Section 7 and the records of each shall be reasonably available to the other with respect to such defense.

(d) Notwithstanding anything to the contrary contained herein, the Company shall be required to indemnify and hold harmless the Investor Indemnified Parties pursuant to Section 7(a) with respect to Losses only:

(i) in the event that the aggregate amount of Losses in connection with or related to any individual claim (or any series of related claims (including any class action)) exceeds $50,000 (the “De Minimis Amount”), which amount is intended to be a qualifying claim threshold, and shall not operate as a deductible;

(ii) in the event that the aggregate amount of Losses (other than Losses excluded by the immediately preceding clause (i) because they do not meet the De Minimis Amount) exceeds $5,000,000 (the “Threshold Amount”), following which time all Losses above the Threshold Amount shall be subject to indemnification (other than Losses excluded by the immediately preceding clause (i) because they do not meet the De Minimis Amount); and

(iii) up to (and not exceeding) the point at which the aggregate amount of the indemnification payments actually made by the Company equals $75,000,000 (the “Cap”);

provided, however, that (x) Losses payable in connection with clause (i) of Section 7(a) with respect to an inaccuracy in or breach of any Fundamental Representation or payable in connection with clauses (ii) and (iii) of Section 7(a) shall be payable without regard to the Cap; provided that Losses payable in connection with clause (i) of Section 7(a) with respect to an inaccuracy in or breach of any Fundamental Representation and Losses payable in connection with clauses (ii) of Section 7(a) shall be taken into account in determining whether the Cap has been reached, and (y) Losses payable in connection with clause (iii) of Section 7(a) shall be payable without regard to whether the Threshold Amount has been reached and shall not be taken into account in determining, with respect to other Losses, whether the Threshold Amount has been reached. Notwithstanding anything to the contrary contained herein, the Company’s aggregate obligations to make indemnification payments pursuant to Section 7(a), and to pay any Termination Fee or Deal Fee or Transaction Expenses shall be limited to and shall not exceed the Aggregate Purchase Price, and in no event shall the Company be required to pay any amounts that would cause the total amount paid by the Company in the aggregate with respect to all such matters in the aggregate to exceed the Aggregate Purchase Price.

(e) Notwithstanding anything to the contrary contained herein, the Investor shall be required to indemnify and hold harmless the Company Indemnified Parties pursuant to Section 7(b) with respect to Losses only:

(i) in the event that the aggregate amount of Losses in connection with or related to any individual claim (or any series of related claims (including any class action)) exceeds the De Minimis Amount;

(ii) in the event that the aggregate amount of Losses (other than Losses excluded by the immediately preceding clause (i) because they do not meet the De Minimis Amount) exceeds the Threshold Amount, following which time all Losses above the Threshold Amount shall be subject to indemnification (other than Losses excluded by the immediately preceding clause (i) because they do not meet the De Minimis Amount); and

(iii) up to (and not exceeding) the point at which the aggregate amount of the indemnification payments actually made by the Investor equals the Cap;

provided, however, Losses payable in connection with clause (i) of Section 7(b) with respect to an inaccuracy in or breach of any Fundamental Representation or payable in connection with clause (ii) of Section 7(b) shall be payable without regard to the Cap; provided that such Losses shall be taken into account in determining whether the Cap has been reached. Notwithstanding anything to the contrary contained herein, the Investor’s aggregate obligations to make indemnification payments pursuant to Section 7(b) shall be limited to and shall not exceed the Aggregate Purchase Price.

(f) Any Indemnified Party seeking indemnification hereunder shall give to the Indemnifying Party a notice (a “Claim Notice”) describing in reasonable detail, to the extent known by the Indemnified Party at the time, the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given no later than promptly after the action or suit is commenced; provided, further, that to the extent an Indemnified Party first pursues recoveries from third parties with respect to a claim for indemnification, such claim shall be deemed timely and validly given pursuant to this Section 7(f), so long as a Claim Notice stating only that the Indemnified Party is currently seeking recoveries from third parties shall be given within the time periods required by this Section 7.

(g) The obligations of the Indemnifying Party under this Section 7 shall survive the transfer, redemption or conversion of the Series B Preferred Stock issued pursuant to this Agreement or the Series B Preferred Stock CoD (and the transfer of the Common Stock issued upon conversion of such Series B Preferred Stock) or the closing or termination of this Agreement and any other Transaction Document. The agreements contained in this Section 7 shall be in addition to any other rights of the Indemnified Party against the Indemnifying Party or others, at common law or otherwise, including as set forth in Section 23 hereof.

(h) Any Indemnified Party who brings an action against an Indemnifying Party to enforce an indemnity set forth in subparagraph Section 7(a) or Section 7(b) and who is successful in such action shall also be entitled to recover, from the Indemnifying Party, the reasonable costs and attorneys’ fees actually incurred in prosecuting such action.

Section 8.  Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by either the Investor or the Company if (x) by November 12, 2009 (the “Outside Date”) (A) the Closing with respect to the Offer shall not have occurred and (B) the Requisite Acceptances have not been received or (y) the Prepackaged Plan Proceeding has been commenced pursuant to Section 6(p)(iii) and the Effective Date has not occurred by a date that is no later than four (4) weeks and 10 days after the entry of the Confirmation Order; provided, that the party seeking to terminate this Agreement pursuant to this Section 8(a)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been a proximate cause of the failure to consummate the Investment on or before such date;

(ii) by either the Investor or the Company in the event that any Governmental Entity shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Closing or prohibiting or restricting the Investor or its Affiliates from owning, and exercising in full all exchange, conversion and voting rights of the Series B Preferred Stock contemplated to be exercisable by the Investor or prohibiting or restricting the Investor from exercising its consent rights pursuant to Article VI of the Stockholders Agreement and such Order or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8(a)(ii) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been a proximate cause of such Order or action;

(iii) by the Investor if (A) the Company shall have terminated the Offer or (B) the Offer shall have expired in accordance with the terms of this Agreement without the Company having accepted for purchase the Convertible Notes pursuant to the Offer, unless in either case the Prepackaged Plan shall have been commenced by the day following the Restructuring Deadline or if the Offer shall have expired on or after the Outside Date and the Offer Conditions shall not have been satisfied and the Requisite Acceptances shall not have been received;

(iv) by the Investor, and in the case of clause (I), the Company, if:

(A) the Board shall have (v) approved or recommended to the stockholders of the Company a Superior Proposal, (w) formally withdrawn its support for the Offer, (x) made a recommendation against the Offer or the Prepackaged Plan, (y) recommended another Company Transaction Proposal or (z) resolved to effect any of the foregoing;

(B) any of the Company and its Subsidiaries shall have commenced any Proceeding other than the Prepackaged Plan Proceeding;

(C) there shall have been commenced any Proceeding against any of the Company and its Subsidiaries other than the Prepackaged Plan Proceeding and such Proceeding has not been dismissed within 30 days of such commencement;

(D) any of the Company and its Subsidiaries shall become unable, admit in writing its inability or fail generally to pay its debts as they become due, in each case, assuming the Transactions contemplated hereby are consummated;

(E) any of the Company and its Subsidiaries shall make a general assignment for the benefit of its creditors;

(F) the Company fails to comply with Section 6(p)(iii)(A) hereof;

(G) at any time after twenty-five days after the filing of the Prepackaged Plan Proceeding if the Bankruptcy Court has not entered the order approving the Investment Fee Motion on or prior to such date;

(H) at any time after eight (8) weeks after the filing of the Prepackaged Plan Proceeding if the Bankruptcy Court has not entered the Confirmation Order with respect to the Prepackaged Plan on or prior to such date;

(I) the Bankruptcy Court shall have entered an order denying confirmation of the Prepackaged Plan or the Confirmation Order is vacated or reversed and does not become a Final Order within four (4) weeks and ten (10) days after the entry of the Confirmation Order;

(J) upon the dismissal of the Prepackaged Plan Proceeding or conversion of the Prepackaged Plan Proceeding from a case under Chapter 11 to one under Chapter 7 of the Bankruptcy Code, or the Company files a motion or other pleading with the Bankruptcy Court seeking the dismissal or conversion of any of the Prepackaged Plan Proceeding;

(K) if at any time the Company or any of its Subsidiaries file a plan of reorganization or liquidation other than the Prepackaged Plan and the Disclosure Statement; or

(L) at any time, if the Bankruptcy Court (x) grants relief that is materially inconsistent with this Agreement or the Prepackaged Plan in any respect or (y) enters an order confirming any plan of reorganization other than the Prepackaged Plan.

(v) by the Company, in accordance with, and subject to the terms and conditions of Section 6(k)(iii) or if the Bankruptcy Court has ordered the Company to terminate this Agreement in order to accept any Qualifying Transaction; or

(vi) by the mutual written consent of the Investor and the Company.

(b) In the event that (i) this Agreement is terminated (x) by the Company pursuant to Section 8(a)(v) or (y) by the Investor pursuant to Section 8(a)(iv)(A) or (ii) (A) this Agreement (1) is terminated pursuant to Section 8(a)(iv) (other than pursuant to Section 8(a)(iv)(A)) or pursuant to Section 8(a)(iii) and at the time of such termination the Investor was not in material breach of any of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement or (2) is terminated by the Investor pursuant to Section 8(a)(i) and at the time of such termination the conditions set forth in Section 3(a)(i) and Section 3(a)(ii) shall have been satisfied and the Investor was not in material breach of any of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement and (B) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Qualified Transaction within twelve months of the date this Agreement is terminated, then the Company shall pay the Termination Fee and the Company shall reimburse the Investor for all of the Transaction Expenses (net of any amounts previously paid or reimbursed pursuant to Section 8(c) and net of the Pre-Signing Expenses that have been previously paid or reimbursed by the Company), to the accounts specified on Schedule 8(b) hereto, with such Termination Fee being paid (I) at or prior to the time of termination in the case of a termination pursuant to Section 8(a)(v) or (II) on the earlier of entering into a definitive agreement with respect to or consummating a transaction contemplated by a Qualifying Transaction in the case of a termination for any of the reasons specified in clause (ii) of this paragraph and, in each case, such Transaction Expenses paid not later than two (2) Business Days after submission of reasonable supporting documentation thereof. Anything to the contrary notwithstanding, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) If (1) this Agreement is terminated in accordance with Section 8(a) (other than 8(a)(vi)) for any reason other than solely as a result of the failure of the parties hereto to obtain the clearance or approval under the HSR Act and (2) the Investor has not taken any action, or failed to take any action, in breach of this Agreement which proximately caused the event, condition or passage of time giving rise to the termination of this Agreement or the failure of the Closing to occur, then the Company shall reimburse the Investor for all of the Transaction Expenses (net of any amounts previously paid or reimbursed pursuant to Section 8(c) and net of the Pre-Signing Expenses that have been previously paid or reimbursed by the Company) not later than two (2) Business Days after submission of reasonable supporting documentation thereof.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in Section 8(b) and Section 8(c) are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8(b) are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Investor for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; and (iii) without the agreements contained in Section 8(b) and Section 8(c), the Investor would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8(b) or Section 8(c) and, in order to obtain such payment, the Investor commences a suit that results in a judgment against the Company for the amount set forth in Section 8(b) or Section 8(c) or any portion thereof, the Company shall pay to the Investor costs and expenses (including attorneys’ fees) incurred by the Investor and its Affiliates in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.” Following payment of the Termination Fee and/or Transaction Expenses, if, as and when provided for in Section 8(b) or Section 8(c), the Company shall have no further liability to Investor of any nature or for any reason under this Agreement other than pursuant to Section 7(iii) and other than liability arising out of or related to the willful breach of this Agreement on the part of the Company.

(e) In the event of termination of this Agreement as provided in Section 8(a), this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except that nothing herein shall relieve either party from liability for any breach of any covenant of this Agreement and except that the provisions of this Section 8 and Sections 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 22, 23, 24, 25 and 26 will survive any termination of this Agreement.

Section 9.  Certain Definitions.  For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

(1) “2008 10-K” has the meaning set forth in Section 4.

(2) “ABL Agreement” has the meaning set forth in Section 6(f)(iii).

(3) “ABL Documents” has the meaning set forth in Section 6(f)(iii).

(4) “ABL Financing” has the meaning set forth in the Section 6(f)(i).

(5) “ABL Lenders” has the meaning set forth in the Recitals.

(6) “ABL Term Sheet” has the meaning set forth in the Recitals.

(7) “Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this Agreement, “control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

(8) “Aggregate Purchase Price” has the meaning set forth in Section 1.

(9) “Agreement” has the meaning set forth in the Preamble.

(10) “Alternative ABL Financing” has the meaning set forth in Section 6(f)(ii).

(11) “Alternative Term Loan Refinancing” has the meaning set forth in Section 6(g)(iii).

(12) “Amended Credit Agreement” has the meaning set forth in Section 6(g)(iv).

(13) “Amended Credit Documents” has the meaning set forth in Section 6(g)(iv).

(14) “Ancillary Refinancing Documents” means the ABL Documents (other than the ABL Agreement), the Amended Credit Documents (other than the Amended Credit Agreement) and any and all other agreements, instruments and documents (other than the ABL Agreement and the Amended Credit Agreement) entered into or delivered pursuant to or in connection with any of the transactions contemplated by the ABL

Agreement and the Amended Credit Agreement, including but not limited to any intercreditor agreement between the agents and/or the lenders party to the ABL Agreement and the Amended Credit Agreement.

(15) “Austrian Act” has the meaning set forth in Section 3(a)(i).

(16) “Authorized Stock Certificate Amendment” means the amendment set forth in paragraph 1 of Exhibit A of the Stockholders Agreement.

(17) “Authorized Stock Stockholder Approval” means the affirmative vote (in person or in proxy) by the holders of at least a majority in voting power of the outstanding shares of Common Stock voting as a separate class, at the Stockholders Meeting (as defined in the Stockholders Agreement) or any adjournment or postponement of the Stockholders Meeting, in favor of Authorized Stock Certificate Amendment.

(18) “Bankruptcy Code” means Title 11 of the United States Code.

(19) “Bankruptcy Court” has the meaning set forth in the Recitals.

(20) “Bankruptcy Exceptions” has the meaning set forth in Section 4(d)(iii).

(21) “Bankruptcy Notices” has the meaning set forth in Section 6(p)(i).

(22) “Bankruptcy Rules” has the meaning set forth in Section 6(p)(i).

(23) “Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof.

(24) “Board” has the meaning set forth in the Recitals.

(25) “Business” means the business and operations of the Company and its Subsidiaries as conducted as of the date hereof and at any time between the date hereof and the Closing.

(26) “Business Day” means any day other than a Saturday, Sunday or a legal holiday in New York City or Houston, or any other day on which commercial banks in New York City or Houston are authorized or required by Law or government decree to close.

(27) “By-Laws” has the meaning set forth in Section 4(a)(iii).

(28) “Cap” has the meaning set forth in Section 7(d)(iii).

(29) “Capital Stock” has the meaning set forth in Section 4(b).

(30) “Capitalization Date” has the meaning set forth in Section 4(b).

(31) “CD&R Inc.” means Clayton, Dubilier & Rice, Inc., a Delaware corporation and investment manager with respect to the Investor, and its successors and assigns.

(32) “Certificate of Incorporation” means the Company’s Restated Certificate of Incorporation, as amended from time to time.

(33) “Chapter 11 Petitions” has the meaning set forth in Section 6(p)(ii).

(34) “Claim Notice” has the meaning set forth in Section 7(f).

(35) “Closing” means (a) if the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, the consummation of the transactions contemplated hereby but excluding the transactions contemplated by the Prepackaged Plan and (b) if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, the consummation of the transactions contemplated by the Prepackaged Plan.

(36) “Closing Date” means the date on which the Closing occurs, which, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, shall be the Effective Date.

(37) “Code” means the Internal Revenue Code of 1986, as amended.

(38) “Commission” has the meaning set forth in Section 4.

(39) “Common Stock” has the meaning set forth in Section 4(b).

(40) “Company” has means NCI Building Systems, Inc. and if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, during the pendency of the Prepackaged Plan Proceeding, NCI Building Systems, Inc., as debtor and debtor-in-possession, and from and after the Closing, the Reorganized Debtor (as defined in the Prepackaged Plan).

(41) “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, advisory, change-of-control, termination, supplemental retirement benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or could have any liability, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries, or of any Person acquired by the Company or any of such Person’s Subsidiaries, has any present or future right to benefits.

(42) “Company Indemnified Party” and “Company Indemnified Parties” have the meanings set forth in Section 7(b).

(43) “Company Preferred Stock” has the meaning set forth in Section 4(b).

(44) “Company Reports” has the meaning set forth in Section 4(e)(iii).

(45) “Company Transaction Proposal” has the meaning set forth in Section 6(k)(vi)(A).

(46) “Confidentiality Agreement” has the meaning set forth in Section 22.

(47) “Confirmation Date” has the meaning set forth in Section 6(p)(iii)(B).

(48) “Confirmation Hearing” has the meaning set forth in Section 6(p)(iii)(A).

(49) “Confirmation Order” has the meaning set forth in Section 6(p)(iii)(B).

(50) “Contingency Plan Proposal” has the meaning set forth in Section 6(k)(vi)(B).

(51) “Contract” means any agreement, arrangement, commitment, plan or other instrument or obligation.

(52) “Convertible Notes” has the meaning set forth in the Recitals.

(53) “Convertible Notes Account” means a separate account of the Company at a Qualified Bank set forth on Section 2(b)(i) of the Disclosure Letter or such other segregated account of the Company at a Qualified Bank designated in writing to the Investor not less than two (2) Business Days prior to the Closing or such escrow account or other separate account of the Company required by the lenders party to the Amended Credit Agreement which meets the requirements specified by such lenders with respect to such account.

(54) “Convertible Notes Expenses” has the meaning set forth in the Section 2(b)(i).

(55) “Convertible Notes Portion” has the meaning set forth in the Section 2(b)(i).

(56) “Credit Agreement” has the meaning set forth in the Recitals.

(57) “Credit Documents” has the meaning set forth in the Credit Agreement.

(58) “De Minimis Amount” has the meaning set forth in Section 7(d)(i).

(59) “Deal Fee” means an amount equal to $8,250,000.

(60) “Debtor Subsidiaries” means any Subsidiaries of the Company that are debtors under the Prepackaged Plan.

(61) “Default” has the meaning set forth in Section 4(q)(ii).

(62) “Disbursing Agent” has the meaning set forth in Section 2(i).

(63) “Disclosure Letter” has the meaning set forth in Section 4.

(64) “Disclosure Statement” has the meaning set forth in the Recitals.

(65) “Distributions” has the meaning set forth in Section 6(p)(iii)(C).

(66) “Effective Date” has the meaning set forth in Section 6(p)(iii)(C).

(67) “Environmental Law” means any Law regulating or relating to the protection of human health, safety, natural resources or the environment.

(68) “ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

(69) “Exchange Act” has the meaning set forth in Section 4.

(70) “Fairness Opinion” has the meaning set forth in Section 4(z).

(71) “Filing Date” has the meaning set forth in Section 6(p)(iii)(A).

(72) “Final Order” means an order or judgment of the Bankruptcy Court which has not been reversed, stayed or modified or amended in a manner inconsistent with this Agreement.

(73) “First Day Orders” has the meaning set forth in Section 6(p)(ii).

(74) “Form of Amended Credit Agreement” means the form attached hereto as Exhibit A, with such additions, modifications, alterations, corrections or other changes as the Investor deems advisable in its sole discretion (exercised in good faith) (i) to add, provide or complete any schedule, annex, exhibit, numerical amount or other information that is omitted, missing or incomplete, or to modify, alter, correct or change (including without limitation by deleting or replacing) any wording that is in brackets, (ii) to cure any ambiguity, mistake, omission or defect, (iii) to cure any inconsistency, including with any other provision of the same agreement or of the ABL Agreement or any other Transaction Document, (iv) to address a material risk that (x) the Company will be unable to comply with the terms or conditions of the agreement or (y) by complying with the terms and conditions of the agreement the Company will be subject to a material risk of not complying with the terms and conditions of the ABL Agreement or any other Transaction Document, (v) to effect the intent evidenced by the form attached hereto as Exhibit A or (vi) to avoid adverse tax consequences to the Company or any of its Subsidiaries, in each case under clauses (i) through (vi) above, as determined by the Investor in its sole discretion (exercised in good faith).

(75) “Form S-4” has the meaning set forth in Section 4(y).

(76) “Fundamental Representations” has the meaning set forth in Section 10.

(77) “GAAP” has the meaning set forth in Section 4(e)(i).

(78) “Governmental Entity” means any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body, self regulated entity or similar body, whether domestic or foreign.

(79) “Hazardous Substances” means any substance that: (i) is or contains asbestos, polychlorinated biphenyls, petroleum or petroleum products, (ii) requires investigation or remedial action pursuant to any Environmental Law, or is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder, or (iii) is regulated under any Environmental Law.

(80) “HSR Act” has the meaning set forth in Section 3(a)(i).

(81) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers’ compensation insurance and (c) surety bonds and customs bonds) and (x) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.

For purposes of Section 4(q)(i), “Indebtedness” shall be limited to those obligations, guaranties and arrangements described in (A) clauses (i), (ii), (v), (vii), (viii), (ix) and (x) of the foregoing definition, in each case, in excess of amounts agreed between the parties as of the date of this Agreement and (B) clauses (iii), (iv) and (vi) of the foregoing definition, in each case, in excess of amounts agreed between the parties as of the date of this Agreement.

(82) “Indemnification Agreement” means an Indemnification Agreement substantially in the form attached hereto as Exhibit D.

(83) “Indemnified Party” has the meaning set forth in Section 7(c).

(84) “Indenture” has the meaning set forth in the Recitals.

(85) “Initial Expiration Date” means 12:00 midnight, New York City time, on the 20th business day (as defined in Rule 14d-1 under the Exchange Act) following the commencement of the Offer; provided, that if the Offer Condition set forth in clause 4 under the caption “— Conditions to the Offer” set forth in Annex A hereto has not been satisfied by 12:00 midnight, New York City time, on the 20th business day (as defined in Rule 14d-1 under the Exchange Act) following the commencement of the Offer, the Company shall, subject to the provisions of Section 8(a), extend the Offer until the Offer Condition set forth in clause 3 under the caption “— Conditions to the Offer” set forth in Annex A hereto has been satisfied and the “Initial Expiration Date” shall mean the first scheduled expiration date following the date on which such Offer Condition shall have been satisfied.

(86) “Intellectual Property” means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, Software and Internet websites, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications, Trade Secrets and all similar intellectual property rights.

(87) “Investment” has the meaning set forth in the Recitals.

(88) “Investor” has the meaning set forth in the Preamble.

(89) “Investor Indemnified Party” and “Investor Indemnified Parties” have the meanings set forth in Section 7(a).

(90) “Knowledge” means (i) in the case of the Company, the actual knowledge, after due inquiry, of the Company’s the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or General Counsel and (ii) in the case of the Investor, the actual knowledge, after due inquiry, of any principal or partner of the Investor.

(91) “Laws” mean federal, state, local or foreign Law, statute, ordinance, rule, regulation, writ, judgment, order, injunction, decree, agency requirement, license or permit of any Governmental Entity.

(92) “Leased Real Property” has the meaning set forth in Section 4(n)(ii).

(93) “Leases” has the meaning set forth in Section 4(n)(ii).

(94) “Liability Cap” has the meaning set forth in Section 16(a).

(95) “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

(96) “Litigation” means any action, cause of action, claim, cease and desist letter, demand, suit, arbitration proceeding, citation, summons, subpoena or investigation or proceeding of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

(97) “Losses” has the meaning set forth in Section 7(a).

(98) “Material Adverse Effect” means any event, change, development, effect or occurrence that (1) is material and adverse to the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (2) would materially impair the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents or to consummate the Investment, the other Transactions or the other transactions contemplated by the Transaction Documents; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent resulting from the following: (A) any change, development, occurrence or event affecting the businesses or industries in which the Company and its Subsidiaries operate (including general pricing changes), (B) changes in general domestic economic conditions, including changes in the financial, securities or credit markets, or changes in such conditions in any area in which the Company or its Subsidiaries operate, (C) changes in global or national political conditions (including any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism), (D) the announcement of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, (E) the failure of the Company to meet any internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect on the Company), (F) any change in the trading prices of the Common Stock on the New York Stock Exchange or of the Convertible Notes (provided that the underlying causes of such change may be considered in determining whether there is a Material Adverse Effect on the Company) or (G) the announcement or commencement of the Prepackaged Plan Proceeding; except, with respect to clauses (A), (B), or (C), to the extent that the effects of such changes have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other businesses supplying to the non-residential construction industry.

(99) “Material Contract” shall have the meaning set forth in Section 4(q)(ii).

(100) “Minimum Condition” shall have the meaning set forth in Annex A hereto.

(101) “Non-Convertible Note Account” means the account of the Company at a Qualified Bank set forth on Section 2(b)(ii) of the Disclosure Letter or such other account of the Company at a Qualified Bank as is designated in writing to the Investor not less than two (2) Business Days prior to the Closing, in each case, provided that such account is different from the Convertible Notes Account.

(102) “Notice Period” has the meaning set forth in Section 6(k)(iii)(A).

(103) “Offer” has the meaning set forth in the Recitals.

(104) “Offer Conditions” has the meaning set forth in Annex A hereto.

(105) “Offer Documents” has the meaning set forth in Section 4(y).

(106) “Order” means any injunction, judgment, decree or other order issued by any court of competent jurisdiction.

(107) “Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

(108) “Other Required Company Filing” and “Other Required Company Filings” have the meanings set forth in Section 4(y).

(109) “Outside Date” has the meaning set forth in Section 8(a)(i).

(110) “Owned Intellectual Property” has the meaning set forth in Section 4(m)(i).

(111) “Owned Real Property” has the meaning set forth in Section 4(n)(i).

(112) “Owned Software” means all Software owned by either the Company or its Subsidiaries and used or held for use in connection with, necessary for the conduct of, or otherwise material to, the Business.

(113) “Permitted Investor Assignee” has the meaning set forth in Section 12.

(114) “Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves have been established on the financial statements of the Company or the applicable Subsidiary, (ii) Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business that are being contested in good faith and for which adequate accruals or reserves have been established on the financial statements of the Company or the applicable Subsidiary, (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property, (iv) prior to the Closing, Liens granted pursuant to the Credit Agreement and the other Credit Documents and (v) statutory Liens in favor of lessors arising in connection with any property leased to the Company or any of its Subsidiaries, which Liens and other encumbrances described in clauses (i) — (v) do not materially interfere with the current use by the Company or any of its Subsidiaries of the assets, properties or rights affected thereby and would not reasonably be expected to have or result in a Material Adverse Effect.

(115) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity or group (as defined in the Exchange Act).

(116) “Prepackaged Plan” means a prepackaged joint plan of reorganization of the Company and the Debtor Subsidiaries that will effectuate, consistent with the Bankruptcy Code, the Restructuring on the terms set forth on Exhibit I hereto and otherwise as contemplated by this Agreement and the Transaction Documents and containing such other terms and provisions, not inconsistent with the foregoing, as may be reasonably agreed by the Company and the Investor.

(117) “Prepackaged Plan Conditions” means the conditions set forth in Sections 3(a), 3(b), 3(c) and 3(d) other than Sections 3(a)(iii), 3(a)(iv), 3(a)(vi) and, to the extent that any Material Contract may be assumed and assigned by the Company without consent, authorization or approval pursuant to Section 365 of the Bankruptcy Code, 3(c)(iii).

(118) “Prepackaged Plan Filings” has the meaning set forth in Section 6(p)(ii).

(119) “Prepackaged Plan Proceeding” has the meaning set forth in Section 6(p)(iii)(A).

(120) “Pre-Signing Transaction Expenses” means any Transaction Expenses reimbursed by and paid to the Company pursuant to this Agreement (other than pursuant to Section 8(b), Section 8(c) or Section 2(g)) or any other agreement of even-date herewith to which Investor and the Company are a party.

(121) “Proceeding” has the meaning set forth in Section 6(b)(i).

(122) “Qualified Bank” means any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator), (b) has Tier 1 capital (as defined in such regulations) of not less than $1,000,000,000 and (c) has a rating of at least AA- from S&P and Aa3 from Moody’s.

(123) “Qualifying Confidentiality Agreement” has the meaning set forth in Section 6(k)(vi)(E).

(124) “Qualifying Transaction” means any Company Transaction Proposal, which, in the case of Company Transaction Proposal that is a restructuring, reorganization, liquidation, dissolution or similar transaction, is a Superior Lender Proposal (determined without giving effect to the first parenthetical in the definition thereof).

(125) “Registration Rights Agreement” a Registration Rights Agreement having the terms set forth in Exhibit E hereto and such other terms as are reasonably and mutually acceptable to the Investor and the Company.

(126) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

(127) “Representatives” has the meaning set forth in Section 16.

(128) “Requisite Acceptances” has the meaning set forth in Section 6(p)(i).

(129) “Restructuring” has the meaning set forth in the Recitals.

(130) “Restructuring Deadline” means the date on which the Requisite Acceptances have been received and the Offer has expired pursuant to Section 6(d)(i) hereof.

(131) “Schedule TO” has the meaning set forth in Section 4(y).

(132) “SEC Reports” has the meaning set forth in Section 4.

(133) “Securities” has the meaning set forth in Section 5(a)(i).

(134) “Securities Act” means the Securities Act of 1933, as amended.

(135) “Series B Preferred Shares” has the meaning set forth in the Recitals.

(136) “Series B Preferred Stock” has the meaning set forth in the Recitals.

(137) “Series B Preferred Stock CoD” has the meaning set forth in the Recitals.

(138) “Software” means all computer software, including but not limited to, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

(139) “Solicitation” has the meaning set forth in the Recitals.

(140) “Solicitation Materials” has the meaning set forth in the Recitals.

(141) “SOX” has the meaning set forth in Section 4(e)(viii).

(142) “Stockholders Agreement” means a Stockholders Agreement substantially in the form attached hereto as Exhibit C.

(143) “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other entity of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is, directly or indirectly, owned by such Person and/or one or more Subsidiaries thereof.

(144) “Superior Lender Proposal” has the meaning set forth in Section 6(k)(vi)(C).

(145) “Superior Proposal” has the meaning set forth in Section 6(k)(vi)(D).

(146) “Tax Returns” means any and all reports, returns, declarations, disclosures, or statements supplied or required to be supplied to a taxing authority in connection with Taxes, including any schedule, attachment or amendment thereto.

(147) “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies or other like assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto, in all cases whether disputed or not.

(148) “Tender Closing Date” has the meaning set forth in Section 4(y).

(149) “Tender Date” has the meaning set forth in Section 4(y).

(150) “Term Lenders” has the meaning set forth in the Recitals.

(151) “Term Loan Refinancing” has the meaning set forth in the Recitals.

(152) “Termination Fee” means $8,250,000.

(153) “Third Party Claim” has the meaning set forth in Section 7(c).

(154) “Threshold Amount” has the meaning set forth in Section 7(d)(ii).

(155) “Trade Secrets” means all inventions, processes, designs, formulae, trade secrets, know-how, ideas, research and development, data, databases and confidential information.

(156) “Transaction Documents” refers (a) if the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, collectively to this Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Indemnification Agreement, the Series B Preferred Stock CoD, the ABL Agreement, the Amended Credit Agreement and the Ancillary Refinancing Documents (b) if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, the Prepackaged Plan and Exhibit I to the Prepackaged Plan.

(157) “Transaction Expenses” means all out-of-pocket expenses reasonably incurred by the Investor or on its behalf in connection with the Investor’s due diligence on the Company, the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents and the undertaking, structuring and consummation of the Transactions (including, without limitation, in connection with obtaining the consents, approvals, authorizations of or delivering any notices or filings in connection therewith to, Governmental Entities necessary in connection with the execution, delivery and performance of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby), including, without limitation, fees and expenses of legal, accounting and financial advisors, up to a maximum of (i) with respect to Section 2(g), $14,500,000 and (ii) with respect to Section 8(b) and Section 8(c), $9,500,000 in the aggregate.

(158) “Transactions” refers (a) if the Restructuring is not being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, collectively to this Agreement, the transactions contemplated hereby to take place on or before the Closing Date, including, without limitation, the Investment and the Offer, the other Transaction Documents and the transactions contemplated thereby, including the Term Loan Refinancing (or the Alternative Term Loan Refinancing, as the case may be) and the ABL Financing (or the Alternative ABL Financing, as the case may be) but excluding the transactions contemplated by the Prepackaged Plan and (b) if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, the transactions contemplated by the Prepackaged Plan.

(159) “Unrestricted Cash” means aggregate cash and cash equivalents excluding any cash or cash equivalents that are used in the determination of the borrowing base under the ABL Agreement.

(160) “Voting Debt” has the meaning set forth in Section 4(b).

Section 10.  Survival of Representations, Warranties and Agreements.   Each of the representations and warranties set forth in this Agreement (or in any instrument delivered pursuant hereto) shall survive the execution and delivery of this Agreement and the Closing but only for a period of twelve (12) months following the Closing Date and thereafter shall expire and have no further force and effect; provided that the representations and warranties set forth in Section 4(a), Section 4(b), Section 4(d), Section 4(w), Section 4(x) and Section 5(a) and Section 5(c) (collectively, the “Fundamental Representations”) and any corresponding representations and warranties in any instrument delivered pursuant hereto, shall survive the execution and delivery of this Agreement and the Closing indefinitely or until the latest date permitted by law. Except as otherwise provided herein, all covenants and agreements contained herein shall survive for the duration of any statutes of limitations applicable thereto or until, by their respective terms, they are no longer operative. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 11.  Notices.   Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:

(a) if to the Company, to it at:

NCI Building Systems, Inc.
Attention: General Counsel
10943 North Sam Houston Parkway West
Houston, Texas 77064
Fax: (281) 477-9674

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
Attention: Mark Gordon
51 West 52nd Street
New York, New York 10019
Fax: (212) 403-2000

(b) if to the Investor, to it at:

Clayton, Dubilier & Rice Fund VIII, L.P.
c/o Clayton, Dubilier & Rice, Inc.
Attention: Theresa Gore
375 Park Avenue, 18th Floor
New York NY 10152
Fax: (212) 407-5252

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Franci J. Blassberg
Fax: (212) 909-6836

or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.

Section 12.  Successors and Assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties; provided that, following the Closing, the Company may assign the rights and obligations under this Agreement to a successor and the Investor may, without the prior written consent of the Company, assign all or a portion of its rights and obligations to purchase shares of Series B Preferred Stock at the Closing to one or more parallel or co-invest vehicles under common control or management with the Investor (each assignee parallel or co-invest vehicles, a “Permitted Investor Assignee”), in which case such parallel or co-invest vehicle(s) shall become party to this Agreement by execution of a joinder hereto and each such parallel or co-invest vehicle shall thereafter be included in the term “Investor” with respect to such rights; provided, further, that any assignment pursuant to the preceding proviso shall not relieve the assigning Investor of its obligations to purchase shares of Series B Preferred Stock at the Closing until the Closing has occurred and the assignee has funded its obligation to purchase Series B Preferred Stock hereunder. The number of Permitted Investor Assignees shall not exceed two (2). Subject to the first and second sentences of this Section 12, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 12 shall be void. For purposes of this Agreement, “successor” for any entity other than a natural person shall mean a successor to such entity as a result of such entity’s merger, consolidation, sale of substantially all of its assets, or similar transaction.

Section 13.  Amendments; Waiver .  This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor. Any party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 14.  Headings.  The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

Section 15.  Severability.   If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

Section 16.  Liability Limitations.

(a) No former current or future director, officer, employee, incorporator, shareholder, managing member, member, manager, general partner, limited partner, stockholder, principal agent, other representative or Affiliate (collectively, “Representatives”) of any of the Investor or the Company and no former, current, or future Representative of any of the foregoing shall have any liability for any obligations of the Investor or the Company, as applicable, under this Agreement or for any claim based on, in respect of, or by reason of, the performance of the respective obligations of the Investor or the Company hereunder or the negotiation, execution or delivery of this Agreement whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law or otherwise. Each party hereto hereby waives and releases all such liability. This waiver and release is a material inducement to each party’s entry into this Agreement. Notwithstanding anything to the contrary contained herein, (i) in no event shall the Investor’s aggregate liability under this Agreement in connection with a failure by the Investor to close on the Investment in violation of this Agreement exceed an amount equal to the Aggregate Purchase Price (“Liability Cap”) and (ii) in no event shall the Investor be liable for any consequential, incidental, indirect or punitive damages. In addition, the Investor shall not be liable for diminution of value, loss of business opportunity or loss of future revenue, income or profits (except to the extent that such items constitute direct damages sought by the Company for breach of contract rather than indirect or consequential damages (subject to the limitations in clause (i) of this sentence)).

(b) In the event that the Company or any of its Affiliates (i) asserts in any Litigation that the provisions of this Section 16 are illegal, invalid or unenforceable in whole or in part, or that the Investor is liable under this Agreement in connection with a failure by the Investor to close on the Investment in violation of this Agreement in excess of the Liability Cap or (ii) asserts any theory of liability against any of the Investor’s Representatives or any Representative of Investor’s Representatives with respect to the performance of the obligations of the Investor hereunder or the negotiation, execution or delivery of this Agreement, then none of the Investor, any Representative of the Investor or any Representative of the Investor’s Representatives shall have any liability to the Company or any of its Affiliates with respect to the performance of the obligations of the Investor hereunder, including in connection with a failure by the Investor to close on the Investment in violation of this Agreement, or the negotiation, execution or delivery of this Agreement.

Section 17.  Integration.   This Agreement, the Confidentiality Agreement, the other Transaction Documents and the schedules and exhibits attached to any such documents constitute the entire agreement and understanding between the Company and the Investor with respect to the matters referred to herein and supersede all prior agreements (but not any even-dated agreements), understandings or representations, in each case among the parties, with respect to such matters.

Section 18.  Governing Law.   This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.

Section 19.  Counterparts.   This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

Section 20.  Access; Information.   From the date hereof until the Closing Date or the termination of this Agreement, the Company hereby agrees that it shall ensure that upon reasonable notice, the Company and its Subsidiaries (i) will afford to the Investor and its representatives (including, without limitation, officers and employees of the Investor, and counsel, accountants and other professionals retained by the Investor) such reasonable access during normal business hours to its books, records (including, without limitation, Tax Returns and appropriate work papers of independent auditors under normal professional courtesy), properties, personnel (but not including directors who are not employees of the Company), accountants and other professional retained by the Company and to such other information as such Investor may reasonably request; (ii) will furnish the Investor such financial and operating data and other information with respect to the business and properties of the Company as the Company prepares and compiles for members of its Board in the ordinary course and as such Investor may from time to time reasonably request; and (iii) permit such Investor to discuss the affairs, finances and accounts of the Company, and to furnish advice with respect thereto, with the principal officers of the Company within thirty days after the end of each fiscal quarter of the Company. All requests for access and information shall be coordinated through senior corporate officers of the Company. The foregoing notwithstanding, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law, nor shall Investor or any of its representatives be permitted to perform any onsite procedure with respect to any property of the Company or any of its Subsidiaries.

Section 21.  Publicity .   On the date hereof, the Company shall issue a press release substantially in the form of Exhibit F hereto. No other written public release or written announcement concerning the execution of this Agreement or concerning any of the Transactions shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall, to the extent reasonably practicable, allow the other party reasonable time to comment on such release or announcement in advance of such issuance. The provisions of this Section 21 shall not restrict the ability of a party to summarize or describe the Transactions contemplated by this Agreement in any prospectus or similar offering document so long as the other party is provided a reasonable opportunity to review such disclosure in advance.

Section 22.  Confidentiality Agreement.   The Investor will treat as strictly confidential all information provided to it by or on behalf of the Company in connection with the matters contemplated hereby in accordance with the Confidentiality Agreement, dated December 23, 2008, by and between the Company and CD&R Inc. (the “Confidentiality Agreement”).

Section 23.  Specific Performance; Jurisdiction.

(a) The parties agree that irreparable damage would occur for which money damages would not suffice in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at Law. It is accordingly agreed that the non-breaching party shall be entitled to an injunction, temporary restraining order or other equitable relief exclusively (i) if the Company has commenced a case under the Bankruptcy Code, in the Bankruptcy Court or (ii) if the Company has not commenced a case under the Bankruptcy Code, in the Delaware Court of Chancery enjoining any such breach and enforcing specifically the terms and provisions hereof, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. The foregoing is in addition to any other remedy to which any party is entitled at Law, in equity or otherwise.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively (i) if the Company has commenced a case under the Bankruptcy Code, in the Bankruptcy Court or (ii) if the Company has not commenced a case under the Bankruptcy Code, in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 23, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11. Nothing in this Section 23 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 24.  Waiver of Jury Trial.   Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (i) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (ii) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 24.

Section 25.  Interpretation.

(a) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(b) It is understood and agreed that in each instance in which, pursuant to the terms of this Agreement, the Investor is entitled to act in the Investor’s sole discretion (exercised in good faith), or otherwise act in good faith, “good faith” shall not prevent the Investor from acting in its own interests as a prospective shareholder of the Company, but shall require that the Investor refrain from engaging in arbitrary or commercially unreasonable conduct having as its purpose (as opposed to its possible result) avoiding closing under this Agreement.

Section 26.  No Third Party Beneficiaries.   Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto, permitted assignees of the Investor and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except, solely with respect to the payment of the payment of the Deal Fee in accordance with Section 2(g), CD&R Inc. and the provisions of Section 6(d)(ii), Section 7 and Section 16 shall inure to the benefit of the persons referred to in such Sections.

Section 27.  Certain Considerations Relating to Bankruptcy.   It is the intention of the parties hereto that this Agreement be enforceable in the Prepackaged Plan Proceeding, and in furtherance of this intent the Investor and the Company each hereby waive, to the fullest extent permissible under law, the provisions of Section 365(c)(2) of the Bankruptcy Code.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:     Theresa A. Gore

Title:	Vice President, Treasurer and
Assistant Secretary

NCI BUILDING SYSTEMS, INC.

By:	/s/ Norman C. Chambers
Name:     Norman C. Chambers

Title:	Chief Executive Officer

Annex C

AMENDMENT
TO
INVESTMENT AGREEMENT
BY AND BETWEEN
NCI BUILDING SYSTEMS, INC.
AND
CLAYTON, DUBILIER & RICE FUND VIII, L.P.

Dated as of August 28, 2009

AMENDMENT
TO
INVESTMENT AGREEMENT

This AMENDMENT (this “Amendment”), dated as of August 28, 2009, to the Investment Agreement, dated as of August 14, 2009 (the “Investment Agreement”), by and between NCI BUILDING SYSTEMS, INC., a Delaware corporation, and CLAYTON, DUBILIER & RICE FUND VIII, L.P., a Cayman exempted limited partnership (the “Investor”).

WHEREAS, Section 13 of the Investment Agreement provides for the amendment of the Investment Agreement in accordance with the terms set forth therein;

WHEREAS, the parties desire to amend the Investment Agreement to provide (A) that the commencement of the Offer and of the solicitation for acceptances of the Prepackaged Plan be on or prior to 11:59 p.m., Eastern Time, on September 9, 2009, rather than prior to the open of business on the date that is the tenth Business Day after the date of the Investment Agreement and (B) for certain other matters set forth herein; and

WHEREAS, capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

Section 1.  Definitions; References.   Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Investment Agreement. Each reference in the Investment Agreement to “hereof,” “herein,” “hereunder,” “hereby,” “hereto” and “this Agreement” shall, from and after the date hereof, refer to the Investment Agreement as amended by this Amendment, and each reference in the Transaction Documents (other than the Investment Agreement) and in the Disclosure Letter to “the Investment Agreement” shall refer to the Investment Agreement as amended by this Amendment.

Section 2.  Amendment to Section 6(d)(i).  The first sentence of Section 6(d)(i) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

Provided that this Agreement shall not have been terminated in accordance with Section 8, the Company shall commence (within the meaning of Rule 13e-4(a)(4) promulgated under the Exchange Act) the Offer to purchase all of the Convertible Notes and solicit acceptances of the Prepackaged Plan with the Solicitation Materials on or prior to 11:59 p.m., Eastern Time, on September 9, 2009.

Section 3.  Amendment to Section 6(k)(ii)(B).  Each reference in Section 6(k)(ii)(B) of the Investment Agreement to “September 30, 2009” is amended to refer to “12:00 midnight, New York City time, on the 20th business day (as defined in Rule 14d-1 under the Exchange Act) following the commencement of the Offer.”

Section 4.  Amendment to Section 6(k)(vi)(A).  Section 6(k)(vi)(A) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

“Company Transaction Proposal” means any inquiry, proposal or offer from any person or group of persons other than the Investor or its Affiliates relating to any (1) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and the Company’s Subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities (or any indebtedness or other obligation that is exchangeable for or convertible into any such security, or any other right to acquire any such security, contingent or otherwise) of the Company, or (2) any tender offer or exchange offer, merger, reorganization, restructuring, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity infusion or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) that if consummated would result in any person or group of persons beneficially owning 20% or more of the voting rights of any class or series of capital stock of the Company;

Section 5.  Amendment to Section 8(b).   Section 8(b) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

In the event that (i) this Agreement is terminated (x) by the Company pursuant to Section 8(a)(v) or (y) by the Investor pursuant to Section 8(a)(iv)(A) or (ii) (A) this Agreement (1) is terminated pursuant to Section 8(a)(iv) (other than pursuant to Section 8(a)(iv)(A)) or pursuant to Section 8(a)(iii) and at the time of such termination the Investor was not in material breach of any of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement or (2) is terminated pursuant to Section 8(a)(i) and at the time of such termination the conditions set forth in Section 3(a)(i) and Section 3(a)(ii) shall have been satisfied and the Investor was not in material breach of any of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement and (B) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Qualifying Transaction within twelve months of the date this Agreement is terminated, then the Company shall pay the Termination Fee and the Company shall reimburse the Investor for all of the Transaction Expenses (net of any amounts previously paid or reimbursed pursuant to Section 8(c) and net of the Pre-Signing Expenses that have been previously paid or reimbursed by the Company), to the accounts specified on Schedule 8(b) hereto, with such Termination Fee being paid (I) at or prior to the time of termination in the case of a termination pursuant to Section 8(a)(v) or (II) on the earlier of entering into a definitive agreement with respect to or consummating a transaction contemplated by a Qualifying Transaction in the case of a termination for any of the reasons specified in clause (ii) of this paragraph and, in each case, such Transaction Expenses paid not later than two (2) Business Days after submission of reasonable supporting documentation thereof. Anything to the contrary notwithstanding, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

Section 6.  Amendment to Section 8(d).   The final sentence of Section 8(d) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

Following payment of the Termination Fee and/or Transaction Expenses, if, as and when provided for in Section 8(b) or Section 8(c), the Company shall have no further liability to Investor of any nature or for any reason under this Agreement other than pursuant to Section 7(a)(iii) and other than liability arising out of or related to the willful breach of this Agreement on the part of the Company.

Section 7.  No Further Amendment.   Except as expressly amended hereby, the Investment Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Investment Agreement or any of the documents referred to therein.

Section 8.  Effect of Amendment.   This Amendment shall form a part of the Investment Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Investment Agreement shall be deemed a reference to the Investment Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

Section 9.  Miscellaneous.   Section 12 (Successors and Assign); Section 13 (Amendments; Waiver); Section 14 (Headings); Section 15 (Severability); Section 16 (Liability Limitations); Section 17 (Integration); Section 18 (Governing Law); Section 19 (Counterparts); Section 23 (Specific Performance; Jurisdiction); Section 24 (Waiver of Jury Trial); Section 25 (Interpretation); Section 26 (No Third Party Beneficiaries); and Section 27 (Certain Considerations Relating to Bankruptcy) of the Investment Agreement shall apply to this Amendment, mutatis mutandis.

[Signature Page Follows]

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:     Theresa A. Gore

Title:	Vice President, Treasurer and
Assistant Secretary

[Signature Page to the Amendment to the Investment Agreement]

NCI BUILDING SYSTEMS, INC.

By:	/s/ Todd R. Moore
Name:     Todd R. Moore

Title:	Executive Vice President, General
Counsel and Secretary

[Signature Page to the Amendment to the Investment Agreement]

Annex D

AMENDMENT No. 2
TO
INVESTMENT AGREEMENT
BY AND BETWEEN
NCI BUILDING SYSTEMS, INC.
AND
CLAYTON, DUBILIER & RICE FUND VIII, L.P.

Dated as of August 31, 2009

AMENDMENT No. 2
TO
INVESTMENT AGREEMENT

This AMENDMENT No. 2 (this “Amendment No. 2”), dated as of August 31, 2009, to the Investment Agreement, dated as of August 14, 2009, by and between NCI BUILDING SYSTEMS, INC., a Delaware corporation, and CLAYTON, DUBILIER & RICE FUND VIII, L.P., a Cayman exempted limited partnership (the “Investor”), as amended by that Amendment, dated August 28, 2009, by and between the Company and the Investor (as so amended, the “Investment Agreement”).

WHEREAS, Section 13 of the Investment Agreement provides for the amendment of the Investment Agreement in accordance with the terms set forth therein;

WHEREAS, the parties desire to amend the Investment Agreement to provide that the Offer (as defined in the Investment Agreement) be commenced and conducted on the terms and subject to the conditions set forth on an amended Annex A attached hereto; and

WHEREAS, capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

Section 1.  Definitions; References.  Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Investment Agreement. Each reference in the Investment Agreement to “hereof,” “herein,” “hereunder,” “hereby,” “hereto” and “this Agreement” shall, from and after the date hereof, refer to the Investment Agreement as amended by this Amendment No. 2, and each reference in the Transaction Documents (other than the Investment Agreement) and in the Disclosure Letter to “the Investment Agreement” shall refer to the Investment Agreement as amended by this Amendment No. 2.

Section 2.  Amendment to Section 3(c)(xii).  The first sentence of Section 3(c)(xii) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

To the extent that the Company has authorized and unissued shares of Common Stock sufficient to permit the conversion of all or a portion of the shares of Series B Preferred Stock to be issued at the Closing, (A) such shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall have been duly authorized for listing, subject to official notice of issuance, on the New York Stock Exchange or such other exchange on which the Common Stock is then listed or quoted and (B) the number of such shares of Common Stock issuable upon conversion of the Series B Preferred Stock that are so duly authorized for listing shall be no less than 7,800,000.

Section 3.  Amendment to Section 4.  The beginning paragraph of Section 4 of the Investment Agreement is hereby amended by inserting the following language immediately prior to the proviso:

, and as contemplated by that Lock-Up and Voting Agreement, dated August 31, 2009, by and among the Company and the other signatories thereto,

Section 4.  Amendment to Section 4(i).  The last sentence of Section 4(i) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

As of the Closing Date, 7,800,000 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock will have been duly authorized by all necessary corporate action and when so issued will be validly issued, fully paid and nonassessable, will not subject the holders thereof to personal liability, will not be subject to preemptive rights of any stockholder of the Company and will be free of restrictions on transfer other than restrictions on transfer under the Transaction Documents and under applicable state and federal securities laws.

Section 5.  Amendment to Section 6(b)(i).  The first sentence of Section 6(b)(i) of the Investment Agreement is hereby amended by inserting the following language between “Except as otherwise expressly permitted or required by the Transaction Documents or otherwise consented to by Investor,” and “permitted by Section 6(k), contemplated by Section 6(p) or as set forth on Section 6(b) of the Disclosure Letter and subject to the terms and upon the conditions therein,”

contemplated by that Lock-Up and Voting Agreement, dated August 31, 2009, by and among the Company and the other signatories thereto,

Section 6.  Amendment to Section 9(85).  The definition of “Initial Expiration Date” in Section 9(85) of the Investment Agreement is hereby amended and restated in its entirety to read as follows:

“Initial Expiration Date” means 12:00 midnight, New York City time, on the 20th business day (as defined in Rule 14d-1 under the Exchange Act) following the commencement of the Offer; provided, that if the Offer Condition set forth in clause (3) under the caption “— Conditions to the Offer” set forth in Annex A hereto has not been satisfied by 12:00 midnight, New York City time, on the 20th business day (as defined in Rule 14d-1 under the Exchange Act) following the commencement of the Offer, the Company shall, subject to the provisions of Section 8(a), extend the Offer until the Offer Condition set forth in clause (3) under the caption “— Conditions to the Offer” set forth in Annex A hereto has been satisfied and the “Initial Expiration Date” shall mean the first scheduled expiration date following the date on which such Offer Condition shall have been satisfied.

Section 7.  Amendment to Exhibit B.  Exhibit B to the Investment Agreement is hereby amended and restated in its entirety to read as Exhibit B attached hereto.

Section 8.  Amendment to Exhibit I.  The row with the heading “Claims Under Convertible Notes” in Exhibit I to the Investment Agreement is hereby amended and restated in its entirety to read as follows:

Claims Under Convertible Notes:	Impaired; entitled to vote. Holders of Convertible Notes shall receive, on the Effective Date, in consideration of their claims (including accrued interest), cash and common stock in amounts calculated as follows: for each $1,000 of principal amount of Convertible Notes held by them a) cash in an amount equal to $500 and b) 390 shares of common stock of the reorganized Company.

Section 9.  Amendment to Annex A.  Annex A to the Investment Agreement is hereby amended and restated in its entirety to read as Annex A attached hereto.

Section 10.  No Further Amendment.  Except as expressly amended hereby, the Investment Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Investment Agreement or any of the documents referred to therein.

Section 11.  Effect of Amendment.  This Amendment No. 2 shall form a part of the Investment Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment No. 2 by the parties hereto, any reference to the Investment Agreement shall be deemed a reference to the Investment Agreement as amended hereby. This Amendment No. 2 shall be deemed to be in full force and effect from and after the execution of this Amendment No. 2 by the parties hereto.

Section 12.  Miscellaneous.  Section 12 (Successors and Assign); Section 13 (Amendments; Waiver); Section 14 (Headings); Section 15 (Severability); Section 16 (Liability Limitations); Section 17 (Integration); Section 18 (Governing Law); Section 19 (Counterparts); Section 23 (Specific Performance; Jurisdiction); Section 24 (Waiver of Jury Trial); Section 25 (Interpretation); Section 26 (No Third Party Beneficiaries); and Section 27 (Certain Considerations Relating to Bankruptcy) of the Investment Agreement shall apply to this Amendment No. 2, mutatis mutandis.

[Signature Page Follows]

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:     Theresa A. Gore

Title:	Vice President, Treasurer and
Assistant Secretary

[Signature Page to the Amendment No. 2 to the Investment Agreement]

NCI BUILDING SYSTEMS, INC.

By:	/s/ Norman C. Chambers
Name:     Norman C. Chambers

Title:	Chief Executive Officer

[Signature Page to the Amendment No. 2 to the Investment Agreement]

Annex A

Terms and Conditions of the Offer

Section 1.  Terms of the Offer.

Transaction:	Exchange offer to any and all holders of the Convertible Notes.
Type of Offer:	Registered with the Commission on Form S-4 and filed with the Commission on Schedule TO.
Pricing:	Tendering holders shall receive, for each $1,000 of principal amount Convertible Notes surrendered for exchange, a combination of (A) $500.00, in cash, and (B) 390 shares of Common Stock of the Company.
Launch Date:	On or prior to 11:59 p.m., Eastern Time, on September 9, 2009.
Expiration Date:	The Initial Expiration Date, extended as provided in Section 6(d)(i) of the Agreement.
Withdrawal Rights:	Tendering holders may withdraw tendered Convertible Notes at any time prior to the Expiration Date.
Settlement:	The Closing Date.
Exchange Offer Materials:	Schedule TO, the Form S-4, the Offer Documents and the Required Company Filings, subject to Section 6(d)(iii) of the Agreement.

Section 2.  Conditions to the Offer.

The Company’s obligation to accept for exchange Convertible Notes in the Offer shall be conditioned upon satisfaction of each of the following conditions at the expiration of the Offer (collectively, the “Offer Conditions”):

(1) At least 95% of the aggregate principal amount outstanding of the Convertible Notes must have been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”).

(2) The Company shall have received the proceeds from the Investment.

(3) The Form S-4 shall have become effective and no stop order suspending the effectiveness of the Form S-4 shall have been instituted by the SEC.

(4) No provision of any applicable Law and no Order prohibit consummation of the Offer.

ANNEX E

AMENDMENT No. 3

TO

INVESTMENT AGREEMENT

BY AND BETWEEN

NCI BUILDING SYSTEMS, INC.

AND

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

Dated as of October 8, 2009

AMENDMENT No. 3
TO
INVESTMENT AGREEMENT

This AMENDMENT No. 3 (this “Amendment No. 3”), dated as of October 8, 2009, to the Investment Agreement, dated as of August 14, 2009, by and between NCI BUILDING SYSTEMS, INC., a Delaware corporation, and CLAYTON, DUBILIER & RICE FUND VIII, L.P., a Cayman exempted limited partnership (the “Investor”), as amended by that Amendment, dated August 28, 2009, by and between the Company and the Investor and by that Amendment No. 2, dated as of August 31, 2009, by and between the Company and the Investor (as so amended, the “Investment Agreement”).

WHEREAS, Section 13 of the Investment Agreement provides for the amendment of the Investment Agreement in accordance with the terms set forth therein; and

WHEREAS, capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

Section 1.  Definitions; References.  Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Investment Agreement. Each reference in the Investment Agreement to “hereof,” “herein,” “hereunder,” “hereby,” “hereto” and “this Agreement” shall, from and after the date hereof, refer to the Investment Agreement as amended by this Amendment No. 3, and each reference in the Transaction Documents (other than the Investment Agreement) and in the Disclosure Letter to “the Investment Agreement” shall refer to the Investment Agreement as amended by this Amendment No. 3.

Section 2.  Addition of Exhibit J.  A new Exhibit J is hereby added to the Investment Agreement in the form of Exhibit J attached hereto.

Section 3.  Amendment to Section 9(74).  The definition of “Form of Amended Credit Agreement” in Section 9(74) of the Investment Agreement is hereby amended and restated as follows:

(74) “Form of Amended Credit Agreement” means the form attached hereto as Exhibit A after giving effect to the matters referred to in Exhibit J, with such additions, modifications, alterations, corrections or other changes as the Investor deems advisable in its sole discretion (exercised in good faith) (i) to add, provide or complete any schedule, annex, exhibit, numerical amount or other information that is omitted, missing or incomplete, or to modify, alter, correct or change (including without limitation by deleting or replacing) any wording that is in brackets, (ii) to cure any ambiguity, mistake, omission or defect, (iii) to cure any inconsistency, including with any other provision of the same agreement or of the ABL Agreement or any other Transaction Document, (iv) to address a material risk that (x) the Company will be unable to comply with the terms or conditions of the agreement or (y) by complying with the terms and conditions of the agreement the Company will be subject to a material risk of not complying with the terms and conditions of the ABL Agreement or any other Transaction Document, (v) to effect the intent evidenced by the form attached hereto as Exhibit A after giving effect to the matters referred to in Exhibit J or (vi) to avoid adverse tax consequences to the Company or any of its Subsidiaries, in each case under clauses (i) through (vi) above, as determined by the Investor in its sole discretion (exercised in good faith).

Section 4.  Amendment to Section 3(c)(vi).  The first sentence of Section 3(c)(vi) of the Investment Agreement is hereby amended and restated as follows:

The Company shall have duly authorized, executed and delivered the Amended Credit Agreement for the Term Loan Refinancing (or the Alternative Term Loan Refinancing, as the case may be) (i) in the case of the Term Loan Refinancing, in the form of the Form of Amended Credit Agreement or (ii) in the case of the Alternative Term Loan Refinancing, on terms and conditions that are (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement without giving effect to the matters referred to in Exhibit J, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise acceptable to the Investor in its sole discretion (exercised in good faith).

Section 5.  Amendment to Section 6(g)(iii).  Section 6(g)(iii) of the Investment Agreement is hereby amended and restated as follows:

(iii) In the event the Term Loan Refinancing is not available on the terms and conditions contemplated in the Form of Amended Credit Agreement for any reason, the Company shall use its reasonable best efforts (and the Investor shall use commercially reasonable efforts to cooperate with the Company in such efforts, including by actively assisting the Company in its negotiation of related definitive documentation) to amend and restate the terms of the Credit Agreement (A) on terms and conditions (x) that are no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement without giving effect to the matters referred to in Exhibit J, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise acceptable to the Investor in its sole discretion (exercised in good faith), and (B) to extend the maturity of $150 million principal amount of the term loans outstanding under the Credit Agreement (an “Alternative Term Loan Refinancing”), as promptly as practicable but in any event no later than the Outside Date.

Section 6.  Amendment to Section 6(q).  Section 6(q) of the Investment Agreement is hereby amended and restated as follows:

At the request of the Investor, the Board shall approve (i) the Amended Credit Documents so long as (A) in the case of the Term Loan Refinancing, the Amended Credit Agreement is in the form of the Form of Amended Credit Agreement or (B) in the case of the Alternative Term Loan Refinancing, the Amended Credit Agreement is on terms and conditions that are (x) no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions contemplated in the Form of Amended Credit Agreement without giving effect to the matters referred to in Exhibit J, as determined by the Investor in its sole discretion (exercised in good faith) or (y) otherwise consented to by the Company, such consent not to be unreasonably withheld; (ii) the ABL Documents so long as the ABL Agreement is on terms and conditions that are no less favorable (as to each item and in the aggregate) to the Company and the Investor as a prospective shareholder of the Company than the terms and conditions summarized in the ABL Term Sheet, as determined by the Investor in its sole discretion (exercised in good faith) and are otherwise (1) consistent with and no less favorable to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of asset-based revolving credit financing transactions for companies sponsored by CD&R, Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or (2) consented to by the Company, such consent not to be unreasonably withheld and (iii) the Ancillary Refinancing Agreements are consistent with and no less favorable (as to each item (other than immaterial items) and in the aggregate) to the Company and the Investor in its capacity as a prospective shareholder of the Company than the terms and conditions of the respective document or agreement for companies sponsored by CD&R, Inc., as determined by the Investor in its reasonable discretion (exercised in good faith), or consented to by the Company, such consent not to be unreasonably withheld.

Section 7.  No Further Amendment.  Except as expressly amended hereby, the Investment Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment No. 3 is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Investment Agreement or any of the documents referred to therein.

Section 8.  Effect of Amendment.  This Amendment No. 3 shall form a part of the Investment Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment No. 3 by the parties hereto, any reference to the Investment Agreement shall be deemed a reference to the Investment Agreement as amended hereby. This Amendment No. 3 shall be deemed to be in full force and effect from and after the execution of this Amendment No. 3 by the parties hereto.

Section 9.  Miscellaneous.  Section 12 (Successors and Assign); Section 13 (Amendments; Waiver); Section 14 (Headings); Section 15 (Severability); Section 16 (Liability Limitations); Section 17 (Integration); Section 18 (Governing Law); Section 19 (Counterparts); Section 23 (Specific Performance; Jurisdiction); Section 24 (Waiver of Jury Trial); Section 25 (Interpretation); Section 26 (No Third Party Beneficiaries); and Section 27 (Certain Considerations Relating to Bankruptcy) of the Investment Agreement shall apply to this Amendment No. 3, mutatis mutandis.

[Signature Page Follows]

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.
By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:     Theresa A. Gore

Title:	Vice President, Treasurer and Assistant Secretary

[Signature Page to the Amendment No. 3 to the Investment Agreement]

NCI BUILDING SYSTEMS, INC.

By:	/s/ Norman C. Chambers
Name:     Norman C. Chambers

Title:	Chief Executive Officer

[Signature Page to the Amendment No. 3 to the Investment Agreement]

EXHIBIT J

1. [Intentionally omitted]

2. The definition of the term “Applicable Margin” in the Form of Amended Credit Agreement will be modified (a) to substitute “5.00% per annum” for “4.00% per annum” with respect to ABR Loans, and “6.00% per annum” for “5.00% per annum” with respect to Eurocurrency Loans, respectively, in clause (i) thereof, and (b) to insert the phrase “ending on or after October 30, 2011” after the phrase “most recently completed fiscal quarter of the Borrower” in clause (ii) thereof.

3. The following definition will be added to the Form of Amended Credit Agreement in appropriate alphabetical order:

“2009 Tax Refund”: any U.S. federal or state income tax refund received by the Borrower or any Subsidiary thereof (including the amount of such refund that would have been received by the Borrower or such Subsidiary but for being utilized to offset any tax liability otherwise payable by the Borrower or such Subsidiary) to the extent attributable to (and that would not have been so received but for) any carryback of net operating losses, capital losses, tax credits or similar tax attributes, if any, of the Borrower and its Subsidiaries for the taxable year ended on November 1, 2009 to any prior taxable year, provided that, for these purposes, (i) the amount of any state income tax refund shall be net of U.S. federal income tax cost thereof to the Borrower or any of its Subsidiaries, (ii) a 2009 Tax Refund shall not include any refund of state income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof and (iii) a 2009 Tax Refund shall not include any refund of U.S. federal income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof unless the amount of such refund exceeds $4,000,000.

“Tax Refund Calculation Date: (i) each day on which the Borrower or any Subsidiary receives a 2009 Tax Refund of U.S. federal income taxes and (ii) the last day of any fiscal quarter of the Borrower if during such fiscal quarter the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes, in the aggregate, in excess of $100,000, provided that if, during any fiscal quarter, the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes that, in the aggregate, do not exceed $100,000, then the amount of such 2009 Tax Refunds received in such fiscal quarter shall be treated as being received by the Borrower and its Subsidiaries in the immediately following fiscal quarter for the purpose of this clause (ii).

4. The definition of “Excess Cash Flow” in the Form of Amended Credit Agreement will be modified to delete the words “plus (m)” in the last line thereof and insert in lieu thereof the words “minus (m) to the extent included in calculating EBITDA for such period, any 2009 Tax Refund or any portion thereof, plus (n).”

5. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to renumber paragraph (iii) as paragraph (iv).

6. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to insert a new paragraph (iii) in numerical order as follows:

“(iii) On or before the date (each such date, a “Tax Refund Prepayment Date”) that is 45 calendar days after each Tax Refund Calculation Date, the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), prepay the Term Loans in an amount equal to the Tax Refund Prepayment Amount (if greater than zero) with respect to such Tax Refund Calculation Date. As used herein, the term “Tax Refund Prepayment Amount” with respect to any Tax Refund Calculation Date means the amount equal to the excess of (1) the greater of (x) $10 million and (y) 50% of the aggregate amount of all 2009 Tax Refunds received by the Borrower and its Subsidiaries from the date of this Agreement to such Tax Refund Calculation Date over (2) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a) (other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(ii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(ii)), repurchased pursuant to Section 3.4(b) or prepaid pursuant to this Section 3.4(c)(iii), in each case from the date of this Agreement to the Tax Refund Prepayment Date corresponding to such Tax Refund Calculation Date.”

7. Section 3.4(c)(ii) will be modified to insert the phrase “(other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(iii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(iii))” after the phrase “the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a)” where it appears twice in Section 3.4(c)(ii).

8. Article VI of the Form of Amended Credit Agreement will be modified to add the following:

“Section 6.11 2009 Tax Refund.

“The Borrower shall use reasonable best efforts to obtain the maximum amount of any 2009 Tax Refund of U.S. federal income taxes and shall use commercially reasonable efforts to obtain any 2009 Tax Refund of state income taxes, in each case that is legally due to the Borrower or any Subsidiary thereof, as soon as reasonably practicable and based on positions determined by the Borrower in good faith and consistent with past practice of the Borrower and its Subsidiaries in the ordinary course, provided that this Section 6.11 shall not apply to any 2009 Tax Refund of state income taxes that, in the good faith judgment of the Borrower, is not expected to be greater than $25,000, and provided, further, that neither the Borrower nor any Subsidiary thereof shall be required to file any tax return prior to the due date (taking into account applicable extensions) for filing such tax return.”

9. Article VI of the Form of Amended Credit Agreement will be modified to add a new affirmative covenant that will read as follows:

“Section 6.12 Notice of Any ABL Refinancing.

“If the Borrower shall have determined to replace or refinance the ABL Facility Agreement, the Borrower shall give notice to the Administrative Agent of such determination (and the Administrative Agent agrees to so notify the Lenders). The Lenders shall have an opportunity (for such period of time as the Borrower shall in good faith determine to be reasonable) to make a proposal to provide such replacement or refinancing of the ABL Facility Agreement, provided that (i) the Borrower shall not have any obligation to accept any such proposal or to enter into, continue or consummate any discussions, negotiations, understanding or agreement with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, (ii) if the Borrower elects to enter into any discussions or negotiations with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, the Borrower shall have the right in its sole discretion to suspend, discontinue or terminate such discussions or negotiations at any time or from time to time, and (iii) notwithstanding any other provision hereof, the Borrower shall not have any liability to any of the Lenders with respect to any fees, expenses or other obligations or liabilities that any of the Lenders or any other Person may incur in making any such proposal or in entering into or continuing any such discussions or negotiations.”

10. Section 9.10 of the Form of Amended Credit Agreement will be modified to read as follows:

“(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign or be removed as Administrative Agent or Collateral Agent, respectively, under this Agreement and the other Loan Documents, as follows:

“(i) The Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

“(ii) If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(iii) If an ABL Default Event shall have occurred and be continuing, and the Administrative Agent or Collateral Agent, as applicable, is an Affiliate of or the same Person as the administrative agent or collateral agent under the ABL Facility Agreement, the Required Lenders may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(b) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required

Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.

“(c) Any successor agent shall be subject to approval by the Borrower, which approval (i) shall not be unreasonably withheld or delayed in the case of any successor agent that is a commercial bank with a combined capital and surplus of at least $500,000,000 and (ii) may otherwise be withheld by the Borrower in its sole discretion. It is understood and agreed that the Borrower shall have no obligation to pay any fee to any successor agent that is greater than or in addition to the fees payable to the Administrative Agent on the date hereof.”

11. The Form of Amended Credit Agreement will be modified to include a definition of “ABL Default Event” that will provide that an ABL Default Event will have occurred if any of certain specified major events of default has occurred and is continuing, and the administrative agent or collateral agent under the ABL Facility Agreement shall have exercised any remedy provided for thereunder and shall not have rescinded such action (it being understood and agreed that the definitive wording of such definition shall be determined in accordance with the definition of the term “Form of Amended Credit Agreement,” including clause (i) of such definition).

Annex F

FORM OF
STOCKHOLDERS AGREEMENT
BY AND BETWEEN
NCI BUILDING SYSTEMS, INC.
AND
CLAYTON, DUBILIER & RICE FUND VIII, L.P.
DATED AS OF [•], 2009

F-i

THIS STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of [ • ], 2009, is made by and between NCI Building Systems, Inc., a Delaware corporation, and Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman exempted limited partnership (“CD&R Fund VIII”).1

W I T N E S S E T H:

WHEREAS, the Company (as herein defined) and CD&R Fund VIII have entered into an Investment Agreement, dated August 14, 2009 (as it may be amended from time to time, the “Investment Agreement”), pursuant to which CD&R Fund VIII purchased and acquired from the Company, and the Company issued and sold to CD&R Fund VIII (the “Investment”), shares (the “Series B Preferred Shares”) of a newly created series of preferred stock designated the Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share of the Company (the ‘‘Series B Preferred Stock”), which is convertible into shares of Common Stock, par value $.01 per share of the Company (the “Common Stock”); and

WHEREAS, the Investor (as defined herein) and the Company desire to set forth certain terms and conditions regarding the Investment and the ownership of the shares of the Series B Preferred Stock, including certain restrictions on the Transfer (as defined herein) of the Series B Preferred Stock and the Common Stock issuable upon conversion thereof and on certain actions of the Investor and its Affiliates with respect to the Company, and to provide for, among other things, subscription rights, corporate governance rights and consent rights and other obligations and rights;

NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Certain Definitions.  In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the meanings ascribed to them below. All terms used and not defined in this Agreement shall have the meanings assigned to them in the Investment Agreement.

“10% Holder” shall mean a Person or Group Beneficially Owning securities of the Company entitling such Person or Group to cast a number of votes in excess of 10% of the Aggregate Voting Power.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this Agreement, “control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Affiliate Transactions” shall mean any transactions between the Company and its Controlled Affiliates, on the one hand, and the Investor and its Affiliates (other than the Company and its Controlled Affiliates), on the other hand; provided, that none of the following shall constitute an Affiliate Transaction:

(i) acquisitions of securities, or payments, transactions, Board of Director rights, access rights, anti-dilution rights, registration rights, subscription rights and the other matters governed by this Agreement, the Investment Agreement, the Registration Rights Agreement, the Indemnification Agreement or the Series B Certificate, including, without limitation, the rights, powers and preferences of the Holders (as defined in the Series B Certificate) under the terms of the Series B Certificate;

(ii) customary compensation arrangements (whether in the form of cash or equity awards), expense reimbursement, D&O insurance coverage, and indemnification arrangements (and related advancement of expenses) in each case for Investor Directors and Board Observers; or

1 This Form of Stockholders Agreement assumes that CD&R Fund VIII is the signatory under the Investment Agreement and that it has not assigned any portion of its rights and obligations under the Investment Agreement.

(iii) transactions and arrangements in the ordinary course of business and on arm’s length third-party terms with any portfolio company held or managed by the Investor or the Parent Controlled Affiliates and not involving in excess of $1 million per annum with respect to any such portfolio company and $5 million per annum with respect to all such portfolio companies.

“Aggregate Voting Power” means, as of any date, the number of votes that may be cast by all holders of Common Stock and all holders of Non-Common Voting Stock voting together as a single class on any matter on which the holders of Common Stock are entitled to vote.

“Agreement” shall have the meaning set forth in the Preamble.

“Amended Credit Agreement” shall mean the Amended Credit Agreement, as the same may be amended, supplemented, waived, restated, otherwise modified, extended, renewed, refinanced or replaced, in whole or in part, from time to time.

“Amendment Recommendation” shall have the meaning set forth in Section 6.2.

“Authorized Stock Certificate Amendment” means the amendment set forth in paragraph 1 of Exhibit A attached hereto.

“Authorized Stock Stockholder Approval” means the affirmative vote (in person or in proxy) by the holders of at least a majority in voting power of the outstanding shares of Common Stock voting as a separate class, at the Stockholders Meeting or any adjournment or postponement of the Stockholders Meeting, in favor of Authorized Stock Certificate Amendment.

“Stockholders Meeting” shall have the meaning set forth in Section 6.2.

“Bankruptcy Exceptions” shall have the meaning set forth in Section 2.1(c).

“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof, and “Beneficial Ownership” shall have the corresponding meaning; provided, that the Investor and its Affiliates shall not be deemed to “Beneficially Own” any securities of the Company held or owned by an Investor Portfolio Company.

“Board” shall mean the Board of Directors the Company.

“Board Observer” shall have the meaning set forth in Section 3.1(b)(iii).

“Business Combination” means (i) any reorganization, consolidation, merger, share exchange, tender or exchange offer or other business combination or similar transaction involving the Company with any Person or (ii) the sale, assignment, conveyance, transfer, exchange, lease or other disposition (including by liquidation or dissolution of the Company) by the Company of all or substantially all of its assets to any Person.

“Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday in New York City or Houston, or any other day on which commercial banks in New York City or Houston are authorized or required by Law or government decree to close.

“By-laws” means the By-laws of the Company, as amended from time to time (subject to Section 6.1(a)(x)).

“CD&R” shall have the meaning set forth in the preamble.

“CD&R Director” shall mean any CD&R Nominee elected or appointed to the Board, from time to time, and the principals or partners of the Investor who are designated as such on Schedule 3.1(a).

“CD&R Nominee” shall mean a principal or partner of the Investor or Parent who is designated by the Investor in writing to the Company as a nominee for election to the Board, or is designated as a replacement director for appointment to the Board, pursuant to Section 3.1(b)(i) or Section 3.1(b)(ii).

“Certificate of Incorporation” shall mean the Company’s Restated Certificate of Incorporation, as amended from time to time (subject to Section 6.1(a)(x)).

“Certificate of Incorporation Amendment” shall have the meaning set forth in Section 6.2.

“Change in Circumstances” means an action taken with the consent of the Investor pursuant to Section 6.1(b) that causes Section 305(a) of the Code not to apply to any actual or deemed PIK Distribution.

“Change of Control” shall mean, with respect to the Company, the occurrence of any one of the following events:

(i) any Person or Group (other than the Investor and its Affiliates) holds or acquires, directly or indirectly, a Voting Interest greater than 50%;

(ii) the consummation of a Non-Qualified Business Combination; or

(iii) the number of votes that can be cast by individuals, who are not Continuing Directors and who are nominated by any Person or Group other than the Investor and its Affiliates, constitute at least a majority of the aggregate number of votes that can be cast by all of the directors then on the Board.

“Change of Control Event” shall mean any of the following: (a) the Company executes definitive documentation for a transaction that will result in or has resulted in a Change of Control, (b) the Board approves, accepts or recommends to the stockholders of the Company a transaction that upon consummation will result in a Change of Control, (c) the stockholders of the Company approve a transaction that upon consummation will result in a Change of Control or (d) a Change of Control has been consummated; provided that no Change of Control Event shall be deemed to have occurred if (x) with respect to a Change of Control of the types set forth in clauses (i) and (ii) of the definition of “Change of Control,” at the time of the event or action set forth in clause (a), (b), (c) or (d) hereof, as applicable, (A) the Investor Voting Interest is equal to or greater than 45% and (B) the aggregate number of votes that the Investor Directors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation of the consummation of such Non-Qualified Business Combination and (y) with respect to a Change of Control of the type set forth in clause (iii) of the definition of “Change of Control,” at the time of election of any such individual, the Investor Voting Interest is equal to or greater than 45%; provided that if the Investor Transfers any of the Investor Voting Interest and the effect thereof is to make an event or action which would not be a Change of Control Event prior to such Transfer into a Change of Control Event, such Transfer shall not be effective for purposes of determining whether a Change of Control Event has occurred.

“Closing” shall have the meaning assigned in the Investment Agreement.

“Closing Date” shall have the meaning assigned in the Investment Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in the recitals hereto.

“Company” shall mean NCI Building Systems, Inc., a Delaware corporation, and its successors and assigns.

“Company Default Event” shall mean, at any time prior to an Investor Rights Termination Event, either of the following events:

(i) the failure of any Investor Nominee to be elected to the Board within 45 calendar days following any annual or special meeting of stockholders of the Company at which such individual stood for election but was nevertheless not elected, provided that there shall be no Company Default Event as a result of this clause (i) if such individual (or an alternate designated by the Investor) is elected or appointed to the Board (regardless of whether such individual accepts such appointment or complies with any obligations relating to such individual’s appointment or service) prior to the expiration of such 45-day period; or

(ii) the removal of an Investor Director from the Board without cause other than by action, or at the request or direction, directly or indirectly, of the Investor.

“Competitor” shall mean any Person that manufactures, engineers, markets, sells or provides, within North America, (i) metal building systems or components (including, without limitation, primary and secondary framing systems, roofing panels and/or systems, end or side wall panels, sectional or roll-up doors, insulated metal panels, windows, or other metal components of a building structure), (ii) coated or painted steel or metal coils, or (iii) coil coating or coil painting services, and the engineering, marketing, selling and providing of the items referred to in clauses (i) — (iii) in the aggregate either (x) is the primary business of such Person or (y) such Person and its Affiliates generated revenue from such items for the twelve (12) months comprising its most recently completed four fiscal quarters equal to or greater than 50% of the aggregate revenue of the Company during such period.

“Continuing Directors” shall mean (i) the directors who constitute the Initial Board, (ii) any person becoming a director subsequent to the date of this Agreement whose election or nomination for election was approved by the affirmative majority vote of the directors who are Continuing Directors at the time of such election or nomination (either by a specific vote or by approval of the proxy statement of the relevant party in which such person is named as a nominee for director, without written objection to such nomination), (iii) all Unaffiliated Shareholder Directors nominated or selected in accordance with Section 3.1(c)(ii) or (iii) hereof, and (iv) all Investor Directors, even if the individuals serving as Investor Directors should change.

“Controlled Affiliate” shall mean any Affiliate of the specified Person that is, directly or indirectly, controlled (as defined in the definition of “Affiliate”) by the specified Person.

“Covered Securities” shall mean any equity of the Company (including Common Stock, preferred stock or restricted stock), or any Equity Equivalents, in each case, other than Excluded Securities.

“Designated Securities” shall have the meaning set forth in Section 5.2(a).

“Determination” shall have the meaning given thereto in Section 1313(a) of the Code.

“Directed Offer” means any so-called “registered direct” sale, block trade or other similar offering or Transfer that is not widely distributed.

“Equity Equivalents” shall mean any securities, options or debt of the Company that are convertible or exchangeable into equity of the Company (or securities, options or debt convertible into or exercisable therefor) or that include an equity component (such as an “equity” kicker) (including any hybrid security).

“Exchange Act” shall mean the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations promulgated thereunder, all as amended, and as the same may be in effect from time to time.

“Excluded Securities” shall mean any securities that are (i) issued by the Company pursuant to any employment contract, employee or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan, to or for the benefit of any employees (including new employees), officers or directors of the Company or any of its Subsidiaries, (ii) issued by the Company in connection with business combinations, mergers, or acquisitions of assets or securities of another Person, or (iii) issued upon the conversion, exchange or exercise of any security or right or purchase obligation that either (x) is outstanding as of the date hereof in accordance with its terms as such terms exist as of the date hereof or (y) becomes outstanding after the date hereof if the security being converted, exchanged or exercised was issued after the date hereof and was a Covered Security at the time of its issuance.

“Group” shall mean any “group” as such term is used in Section 13(d)(3) of the Exchange Act.

“Hedge” shall mean to enter into any agreement, arrangement, transaction or series of transactions, including any swap or any repurchase or similar so-called “stock borrowing” agreement or arrangement, that hedges, mitigates or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Stock or any other security of the Company, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of the Common Stock or any other security of the Company, in each case regardless of whether any such agreement, arrangement transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise.

“Hedging Limitation Period” shall mean the period from the date hereof until the later of (i) the 30-month anniversary of the Closing Date and (ii) the occurrence of an Investor Rights Termination Event.

“Independent Director” shall mean a director who is (i) not an Affiliate of the Investor or of the Company and (ii) would qualify as an “Independent Director” pursuant to the listing standards of the NYSE, or, if the securities of the Company are not quoted or listed for trading on the NYSE, pursuant to the rules of the stock exchange on which the securities of the Company are then quoted or listed for trading, with respect to (x) the Investor and its Affiliates (as if such Persons were listed on the NYSE or such other stock exchange) and (y) to the Company (including that such individual has, and in the period starting three (3) years prior to the date of determination and ending on the date of determination, has had, no material relationship with either the Investor, its Affiliates or the Company (excluding such individual’s service, if any, as a director on the board of (1) not more than one of the Investor’s portfolio companies, or (2) the Company)).

“Independent Non-Investor Directors” shall mean the Independent Directors on the Board who are not Investor Directors.

“Initial Board” shall mean the directors who are members of the Board effective as of the Closing.

“Investment Agreement” shall have the meaning set forth in the Recitals.

“Investor” means CD&R and any Parent Controlled Affiliates that are either transferees or assignees of Series B Preferred Stock in accordance with the provisions of Section 4.1(a) and Section 9.2, respectively.

“Investor Consent Action” shall mean any of the actions of the Company requiring the consent of the Investor pursuant to Article VI.

“Investor Director” shall mean any Investor Nominee who is elected or appointed to the Board.

“Investor Director Number” shall mean a number of directors that is proportionate to the Investor Voting Interest, rounded to the nearest whole number.

“Investor Independent Director” shall mean any Investor Independent Nominee who is elected or appointed to the Board, from time to time, and the directors on the Initial Board who are designated as such on Schedule 3.1(a).

“Investor Independent Nominee” shall mean an individual who (i) is designated by the Investor in writing to the Company for election to the Board, or is designated as a replacement director for appointment to the Board, pursuant to Section 3.1(b)(i) or Section 3.1(b)(ii) and (ii) would be an Independent Director upon such individual’s appointment or election to the Board.

“Investor Nominee” shall mean a CD&R Nominee, an Investor Independent Nominee or an Other Investor Nominee.

“Investor Portfolio Company” shall mean any portfolio company of Parent or the Investor with respect to which neither Parent, the Investor nor any of their respective Affiliates (excluding the portfolio company and its Controlled Affiliates) exercises control over investment decisions with respect to the Company’s securities, or encouraged, influenced or facilitated any such decision or action by such portfolio company with respect to the Company’s securities; provided, that (a) neither Parent, the Investor nor any of their respective Affiliates (excluding the portfolio company and its Controlled Affiliates) shall provide or have provided to such portfolio company or any of its Controlled Affiliates any non-public information concerning the Company or any Subsidiary of the Company and (b) such portfolio company is not acting at the request or direction of or in coordination with any of Parent, the Investor or any of their respective Controlled Affiliates (excluding the portfolio company and its Controlled Affiliates).

“Investor Rights Period” shall have the meaning set forth in Section 3.1(b)(i).

“Investor Rights Termination Event” shall be deemed to have occurred if, at any time following the Closing Date, the Percentage Interest is less than 10%.

“Investor Voting Interest” shall mean, as of any date, with respect to the Investor, the ratio, expressed as a percentage, of (i) the aggregate number of votes that may be cast by holders of Common Stock and Non-Common Voting Stock Beneficially Owned by the Investor at the relevant time divided by (ii) the Aggregate Voting Power at the relevant time.

“Law” shall mean applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any United States or foreign governmental or regulatory agency, commission, court, body, entity, authority or self-regulatory organization.

“Non-Common Voting Stock” shall mean (i) Series B Preferred Stock and (ii) any other class or series of capital stock of the Company entitled to vote together with the Common Stock as a single class with respect to the election of directors to the Board.

“Non-Qualified Business Combination” shall mean a Business Combination that is not a Qualified Business Combination.

“NYSE” means the New York Stock Exchange.

“Other Investor Director” shall mean any Other Investor Nominee who is elected or appointed to the Board, from time to time, and the directors on the Initial Board who are designated as such on Schedule 3.1(a).

“Other Investor Nominee” shall mean an individual who (i) is designated by the Investor in writing to the Company for election to the Board, or is designated as a replacement director for appointment to the Board, pursuant to Section 3.1(b)(i) or Section 3.1(b)(ii), and (ii) is neither a CD&R Nominee nor an Investor Independent Nominee.

“Parent” shall mean any entity that is or performs the functions of, directly or indirectly, the managing member or general partner of the Investor or is the investment manager with respect to such entity and all such entities collectively.

“Parent Controlled Affiliate” shall mean Parent and any individuals that are partners, managing members or have similar titles with respect thereto, together with the Controlled Affiliates of any of them or of the Investor or any entity with respect to which Parent is the investment manager.

“Percentage Interest” shall mean, as of any date, the ratio, expressed as a percentage, of (i) the Investor Voting Interest as of such date (determined as if there had been no issuances of Common Stock or Non-Common Voting Stock following the Closing to any Person(s)) by (ii) the Investor Voting Interest immediately following the Closing.

“Permitted Increase” shall mean (i) an acquisition of Qualified Debt or (ii) an acquisition of securities of the Company or its Subsidiaries as the result of (A) the payment of dividends in kind in additional shares of Series B Preferred Stock pursuant to the Series B Certificate, (B) the exercise of subscription rights pursuant to Article V, (C) the adjustment of the Conversion Price (as defined in the Series B Certificate) pursuant to the terms of the Series B Certificate, (D) any repurchase or redemption of securities by the Company or (E) any other right of the Investor or transaction contemplated by this Agreement or the other Transaction Documents.

“Permitted Third Party Transferee” shall have the meaning set forth in Section 4.1(b).

“Person” shall mean a legal person, including any individual, corporation, company, partnership, joint venture, association, joint-stock company, trust, limited liability company or unincorporated association or any other entity or organization, including a government or any agency or political subdivision thereof, or any other entity of whatever nature.

“PIK Distribution” shall have the meaning set forth in Section 6.1(b).

“Private Placement” shall have the meaning set forth in Section 5.2(b).

“Proceeds” means, for purposes of Section 6.1(a)(iii), the cash proceeds to the Company from the issuance or sale of any capital stock, other than options and warrants, plus, with respect to options and warrants, the aggregate exercise price and/or conversion price that would be received by the Company if all of such options were to be exercised or converted in full.

“Proprietary Information” shall have the meaning set forth in Section 8.1.

“Qualified Business Combination” shall mean a Business Combination immediately following which: (i) the individuals and entities that were the Beneficial Owners of the Common Stock and Non-Common Voting Stock outstanding immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than

50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of the entity resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or indirectly through one or more Subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the voting power of the Common Stock and Non-Common Voting Stock, and (ii) no Person or Group (excluding the Investor and its Affiliates) either (x) Beneficially Owns, directly or indirectly, more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity than the Investor and its Affiliates so Beneficially Own, and, solely in the case of the application of this definition for purposes of clauses (iii) and (iv) of Section 4.1(a), the Investor and its Affiliates shall Beneficially Own, directly or indirectly, more than 17.5% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity, or (y) Beneficially Owns, directly or indirectly, 25% or more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity.

“Qualified Debt” means the term loans advanced pursuant to, or outstanding under, the Amended Credit Agreement.

“Qualified Debt Holder” means, at any time, any of the Investor and its Parent Controlled Affiliates that is a holder of record of Qualified Debt at such time.

“Qualified Offering” shall mean any public or nonpublic offering of Covered Securities.

“Registrable Shares” shall have the meaning set forth in the Registration Rights Agreement.

“Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of [ • ], 2009, executed and delivered between the Company and CD&R concurrently with the execution and delivery of this Agreement.

“Resulting Entity Preferred Stock” shall have the meaning set forth in Section 4.1(a).

“Securities” shall mean (i) Series B Preferred Shares, (ii) shares of Series B Preferred Stock issued as payment of dividends in kind pursuant to the Series B Certificate and (iii) the Registrable Shares.

“Securities Act” shall mean the U.S. Securities Act of 1933, and any similar or successor federal statute, and the rules and regulations promulgated thereunder, all as amended, and as the same may be in effect from time to time.

“Series B Certificate” shall mean the Certificate of Designations, Preferences and Rights of Series B Preferred Stock in the form contemplated by the Investment Agreement and filed with the Secretary of State of Delaware on [ • ], 2009.

“Series B Preferred Shares” shall have the meaning set forth in the Recitals.

“Series B Preferred Stock” shall have the meaning set forth in the Recitals.

“Tax Returns” shall mean any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes (and any amendments thereto), including any information return, claim for refund or declaration of estimated Taxes.

“Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including any liability in respect of any items described above as a transferee or successor, or pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), or as an indemnitor, guarantor, surety or in a similar capacity under any contract, arrangement, agreement, understanding or commitment (whether oral or written).

“Transfer” shall have the meaning set forth in Section 4.1(a).

“Transfer Exception” shall have the meaning set forth in Section 4.1(a).

“Transfer Limitation Period” shall mean any time during the period from the Closing Date to the 30-month anniversary of the Closing Date during which the Unaffiliated Shareholders’ Voting Interest is equal to or greater than 5%; provided that the Transfer Limitation Period shall terminate upon the occurrence of (x) a Company Default Event or (y) a Change of Control Event.

“Unaffiliated Shareholder Directors” shall have the meaning set forth in Section 3.1(c)(i).

“Unaffiliated Shareholders” shall mean the stockholders of the Company not Affiliated, and not a member of a Group, with the Investor.

“Underlying Sale” shall have the meaning set forth in Section 5.5.

“Voting Agreement Termination Event” shall mean any of the following: (i) a Change of Control Event or (ii) the later of (x) the 6-month anniversary of an Investor Rights Termination Event and (y) the 30-month anniversary of the Closing Date.

“Voting Interest” shall mean, as of any date, with respect to a specified Person(s), the ratio, expressed as a percentage, of (i) the aggregate number of votes that may be cast by holders of Common Stock and Non-Common Voting Stock Beneficially Owned by such Person(s) at the relevant time divided by (ii) the Aggregate Voting Power at the relevant time.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1  Representations and Warranties of the Company.  The Company represents and warrants to CD&R as of the date hereof as follows:

(a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware, and has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company.

(c) This Agreement has been duly authorized, validly executed and delivered by the Company, and assuming due authorization, execution and delivery of this Agreement by CD&R, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at Law or in equity (“Bankruptcy Exceptions”).

Section 2.2  Representations and Warranties of CD&R Fund VIII.  CD&R Fund VIII represents and warrants to the Company as of the date hereof as follows:

(a) CD&R Fund VIII has been duly organized and is validly existing and in good standing under the Laws of the jurisdiction of its organization, and has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by the Investor and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Investor.

(c) This Agreement has been duly authorized, validly executed and delivered by CD&R Fund VIII, and assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of CD&R Fund VIII, enforceable against CD&R Fund VIII in accordance with its terms, except to the extent that the enforcement thereof may be limited by the Bankruptcy Exceptions.

ARTICLE III

GOVERNANCE MATTERS; VOTING; STANDSTILL PROVISIONS

Section 3.1  Board of Directors.

(a) Initial Board.  The Initial Board shall consist of the individuals set forth on Schedule 3.1(a), each serving, effective as of the Closing, in the class and on the committees of the Board set forth beside their name on such schedule.

(b) Investor Directors.

(i) Investor Director Nomination, Appointment and Election.  From and after the Closing until an Investor Rights Termination Event (the “Investor Rights Period”), subject to Section 3.1(c), the Investor shall be entitled to nominate for election and appoint replacements for a number of Investor Directors up to the Investor Director Number. Subject to (A) limitations and requirements imposed by Law, regulation or the rules of a stock exchange on which the securities of the Company are quoted or listed for trading and (B) the preceding sentence, there shall be no limit on the number of, and the number of votes that can be cast by, Investor Directors that are CD&R Directors or Other Investor Directors. At each annual meeting or special meeting of stockholders during the Investor Rights Period at which any directors of the Company are to be elected, the Company shall take all corporate and other actions necessary to cause the applicable Investor Nominees to be nominated for election as directors on the Board and will use its reasonable best efforts to solicit proxies in favor of the election of such Investor Nominees to be elected at such meeting, in each case for a term expiring at the annual meeting of stockholders at which the term for directors in such Investor Nominee’s class of directors shall expire and until such Investor Nominee’s successor shall have been duly elected and qualified or at such earlier time (if any) as such Investor Nominee may resign, retire, die or be removed as a director of the Company. During the Investor Rights Period, (1) if the number of Investor Directors exceeds the Investor Director Number, unless otherwise requested by the Company by action of the Independent Non-Investor Directors, the Investor shall promptly (and in any event, if so requested, prior to the time at which the Board next takes any action, whether at a meeting or by written consent) cause one or more of the CD&R Directors or the Other Investor Directors to resign such that, following the resignations of such individuals, the number of Investor Directors no longer exceeds the Investor Director Number at such time and (2) if the limitations and requirements imposed by Law, regulation or the rules of a stock exchange on which the securities of the Company are quoted or listed for trading require a change to the number of Investor Directors that are not Investor Independent Directors (including the number of votes that can be cast by such directors), following consultation with the Board, the Investor shall promptly cause one or more of the CD&R Directors or the Other Investor Directors to resign and, if, following such resignations, the number of Investor Directors falls below the Investor Director Number, Investor Independent Nominees shall be designated and appointed to the Board in accordance with the terms of Section 3(b)(ii) so that, following such appointments, the number of Investor Directors equals the Investor Director Number. Notwithstanding anything to the contrary in this Agreement, at all times during the Investor Rights Period, the Investor Director Number shall not be less than one.

(ii) Investor Director Replacements.  The CD&R Directors who are members of the Nominating and Corporate Governance Committee (or if none serve thereon, the remaining CD&R Directors or, if no CD&R Directors remain in office, the Investor) shall have the right to designate any replacement for an Investor Director upon the death, resignation, retirement or removal from office of such director, and the Company and the Board will use its reasonable best efforts to take all corporate and other actions necessary to cause the Investor Nominees designated pursuant to this sentence to be appointed to the Board.

(iii) Board Observer.  Upon the occurrence of any Company Default Event, the Investor shall have the right to designate an individual (a “Board Observer”) to attend (without voting rights) each meeting of the Board or any committee thereof (and to receive from the Company, subject to the execution and delivery of a customary confidentiality agreement, copies of all notices, information and other material it provides to the Board and committees thereof) until such time as such Company Default Event is cured. The Company agrees that each Board Observer shall be entitled to reimbursement for its participation and related expenses as if such Board Observer were a director of the Company.

(iv) Non-Participation of CD&R Directors and Other Investor Directors With Respect to Certain Actions.  Solely with respect to any action to be taken, or any determination to be made, with respect to whether dividends payable on the outstanding shares of Series B Preferred Stock are to be paid in cash or by issuing shares of Series B Preferred Stock pursuant to, and in accordance with, the Series B Certificate, (A) such action shall be taken or determination shall be made on behalf of the Company by a majority of the directors (though less than a quorum) who are not CD&R Directors or Other Investor Directors and (B) no CD&R Director or Other Investor Director shall have any right to vote upon, and by a decision of the remaining directors may be excluded from participating in any discussion of, such action or determination; provided, however, (x) the CD&R Directors and the Other Investor Directors shall have the right prior to any vote upon or discussion of any such action or determination to present to the remaining directors their opinion, and the basis for such opinion, with respect to such action or determination and (y) the remaining directors shall reasonably believe that the action taken or determination made by the remaining directors will not (1) constitute a Default under any of the terms, conditions or provisions of any of the Refinancing Agreements or any other material financing or loan agreement, contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries are bound, or to which the Company or any of its Subsidiaries or any of the properties, assets, or rights of the Company or any of its Subsidiaries may be subject or (2) result in the Company having insufficient liquidity to operate its business in the ordinary course, consistent with past practice. Each CD&R Director and Other Investor Director shall, if requested by the remaining directors, appear at any properly called meeting if their presence is required to establish a quorum. Except as set forth in this Section 3.1(b)(iv), Section 3.3(a), Section 3.3(b) and Section 9.3(b), CD&R Directors and Other Investor Directors shall have the right to vote upon, and be present for any discussion concerning, all actions and determinations made by the Board.

(v) Investor Director Title and Position.  Until such time as the Investor Voting Interest is less than 20%, the Investor shall have the right, in its sole discretion, either (A) to cause one of the Investor Directors serving on the Executive Committee of the Board to have the title of Chairman of the Executive Committee or (B) to cause one of the Investor Directors serving on the Board to have the title “Lead Director.”

(vi) D&O Insurance.  During the Investor Rights Period, the Company (A) agrees that the Investor Directors shall be entitled to the same rights, privileges and compensation as the other members of the Board in their capacity as such, including with respect to insurance coverage and reimbursement for Board participation and related expenses and (B) shall purchase and maintain, at its own expense, directors and officers liability insurance, from reputable carriers agreed upon prior to Closing by the Company and the Investor, in at least the amounts set forth on Schedule 3.1(b)(vi) hereto (or in a lesser amount agreed upon, from time to time, by the Company and the Investor), on behalf of and covering the individuals who at any time on or after the Closing are or become directors of the Company, against expenses, liabilities or losses asserted against or incurred by such individual in such capacity or arising out of such individual’s status as such, subject to customary exclusions.

(vii) Investor Obligations With Respect to Investor Nominees. With respect to each annual meeting of stockholders of the Company occurring during the Investor Rights Period, the Investor shall notify the Company of the individuals it nominates as the applicable Investor Nominees in writing and shall provide, or cause such individuals to provide, to the Company, such information about such individuals and the nomination to the Company, at such times as the Company may reasonably request in order to ensure compliance with applicable securities Laws and the rules of a stock exchange on which the securities of the Company are quoted or listed for trading, and to enable the Board to make determinations with respect to the qualifications of the individuals to be Investor Nominees. The Company shall not be obligated to take actions to elect or appoint to the Board any Investor Nominee until such Investor Nominee has been identified and has provided the information required by the preceding sentence to the Company.

(viii) Termination of Investor Rights.  All obligations of the Company pursuant to this Section 3.1(b) shall terminate, and the Investor shall, upon request by the Company by action of the Independent Non-Investor

Directors, cause each CD&R Director and Other Investor Director to resign from the Board, promptly upon the occurrence of an Investor Rights Termination Event (and in any event prior to the time at which the Board next takes any action, whether at a meeting or by written consent). As a condition to the nomination, election or appointment of any CD&R Nominee or Other Investor Nominee, each such individual shall agree in writing with the Company to offer to resign from the Board and/or any committees thereof promptly upon the occurrence of an Investor Rights Termination Event (and in any event prior to the time at which the Board next takes any action, whether at a meeting or by written consent) or as otherwise required pursuant to this Section 3.1(b) or Section 3.1(d).

(c) Unaffiliated Shareholder Independent Directors.

(i) Notwithstanding Section 3.1(b), from and after the Closing, if the Unaffiliated Shareholders’ Voting Interest is equal to or greater than 5%, the Investor Director Number shall not exceed three (3) less than the total number of directors of the Company and there shall be at least three (3) directors of the Company who are not Investor Directors, at least two (2) of whom shall be Independent Directors and shall be designated the “Unaffiliated Shareholder Directors,” and the other of whom shall be the Chief Executive Officer of the Company. Without the consent of the Investor, notwithstanding the number of Independent Directors who are Independent Non-Investor Directors then serving on the Board, there shall be only two (2) Independent Non-Investor Directors designated as the Unaffiliated Shareholder Directors. The Unaffiliated Shareholder Directors serving on the Initial Board shall be the Independent Directors that are designated as such on Schedule 3.1(a).

(ii) In the event that there is a vacancy or vacancies of the Board that must be filled with an Unaffiliated Shareholder Director in order for there to be at least two (2) Unaffiliated Shareholder Directors, the remaining Unaffiliated Shareholder Director or, if no such directors exist, the Independent Non-Investor Directors, or if no such directors exist, the Independent Directors, shall fill any such vacancy or vacancies on the Board.

(iii) At any annual meeting or special meeting of stockholders of the Company at which any Unaffiliated Shareholder Directors are to be elected, the Company shall take all corporate and other actions necessary to nominate for election as directors on the Board each of the Unaffiliated Shareholder Director(s) whose term expires at such meeting (or other individual(s) selected by the Unaffiliated Shareholder Directors, or, if no such directors exist, the Independent Non-Investor Directors, or if no such directors exist, the Independent Directors).

(iv) During the Investor Rights Period, the Investor shall cause each share of Common Stock and Series B Preferred Stock Beneficially Owed by it to be present in person or represented by proxy at all meetings of stockholders of the Company at which an individual nominated to serve as an Unaffiliated Shareholder Director pursuant to this Section 3.1(c) is to be elected, so that all such shares shall be counted as present for determining the presence of a quorum at such meetings and to vote such shares, at such meetings or at any adjournments or postponements thereof or by written consent, as appropriate, proportionately with the Unaffiliated Shareholders with respect to the nominees who would be Unaffiliated Shareholder Directors upon their election.

(v) Notwithstanding anything to the contrary in this Agreement or in the Certificate of Incorporation, for so long as the Unaffiliated Shareholders’ Voting Interest is equal to or greater than 5%, an Unaffiliated Shareholder Director may not be removed except by the affirmative vote (including by written consent) of an Unaffiliated Shareholder or Unaffiliated Shareholders holding 80% of all of the Unaffiliated Shareholders’ Voting Interest. The Investor shall cause each share of Common Stock and Series B Preferred Stock Beneficially Owed by it to be present in person or represented by proxy at all meetings of stockholders of the Company at which the removal of an Unaffiliated Shareholder Director is to be voted on, so that all such shares shall be counted as present for determining the presence of a quorum at such meetings and (A) in the event that an Unaffiliated Shareholder or Unaffiliated Shareholders holding 80% of all of the Unaffiliated Shareholders’ Voting Interest vote (including by written consent) in favor of the removal of an Unaffiliated Shareholder Director, the Investor shall vote each share of Common Stock and Series B Preferred Stock Beneficially Owed by it for the removal of such Unaffiliated Shareholder Director and (B) otherwise, the Investor shall vote (including by written consent) each share of Common Stock and Series B Preferred Stock Beneficially Owed by it against the removal of such Unaffiliated Shareholder Director.

(d) Committees.

(i) General.  Subject to applicable Law, regulation or the rules of a stock exchange on which the securities of the Company are quoted or listed for trading and Section 3.1(d)(ii), for so long as the Investor is entitled to nominate for election, and designate replacements for, Investor Directors pursuant to Section 3.1(b), the Investor shall also be entitled to representation proportionate to the Investor Voting Interest (rounded to the nearest whole number, subject to the last proviso of this sentence) on all committees of the Board, provided that notwithstanding the foregoing, the Investor shall be entitled to have a minimum of one Investor Director serving on each committee of the Board (except that, (A) where an Investor Director is in a conflict position, such Investor Director may not serve on a special committee of the Board, and (B) where the Investor is in a conflict position, none of the CD&R Directors or Other Investor Directors may serve on the relevant special committee of the Board); and provided, further, that there shall be at least one Unaffiliated Shareholder Director on each committee of the Board. If as a result of the application of the preceding sentence no Investor Director may serve on a certain committee, the Investor shall be entitled to appoint a Board Observer to such committee (who shall not have voting rights), so long as any such Board Observer meets any applicable independence rules of the stock exchange on which the securities of the Company are quoted or listed for trading.

(ii) Affiliate Transactions Committee.  During the Investor Rights Period, the Board shall establish and maintain an Affiliate Transactions Committee, which shall be comprised of (x) the Unaffiliated Shareholder Directors then in office and (y) one Investor Independent Director, if an Investor Independent Director is then serving on the Board, and otherwise, the Chief Executive Officer of the Company serving as a director on the Board. Such Affiliate Transactions Committee shall review, consider and approve any Affiliate Transactions, and no such Affiliate Transactions shall be effected without the prior approval of a majority of the directors on the Affiliate Transactions Committee; provided, that, for so long as the provisions in Article TENTH of the Certificate of Incorporation, as in effect on the date hereof, are still in effect, an Affiliate Transaction that is subject to Article TENTH of the Certificate of Incorporation may be effected in accordance with Section 1(i) thereof if all of the conditions specified in paragraph A of such Section 1 are met, in lieu of the review, consideration or approval of the Affiliate Transactions Committee pursuant to this Section 3.1(d)(ii).

(iii) Termination of Investor Rights.  All obligations of the Company pursuant to this Section 3.1(d) shall terminate, and the Investor shall, unless otherwise requested by the Company by action of the Independent Non-Investor Directors, cause each CD&R Director and Other Investor Director to resign from each committee of the Board, upon the occurrence of an Investor Rights Termination Event.

(e) Controlled Company Status; Listing.

(i) Effective upon the Closing, the Company shall have taken all corporate action and filed all election notices or other documentation with the NYSE necessary to elect to take advantage of the exemptions to the requirements of Sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual. In the annual proxy statement for the Company next following the Closing, the Company shall disclose such election, that it is a “controlled company” within the meaning set forth in the NYSE Listed Company Manual and the basis for such determination. For so long as the Company qualifies as a “controlled company” within the meaning set forth in the NYSE Listed Company Manual or any similar provision in the rules of a stock exchange on which the securities of the Company are quoted or listed for trading, the Company shall use its reasonable best efforts to take advantage of the exemptions therein.

(ii) During the Investor Rights Period, the Company shall keep the Investor informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax (other than ordinary course communications which could not reasonably be expected to be material to the Company), criminal or regulatory investigation or action involving the Company or any of its Subsidiaries (other than routine audits or ordinary course communications which could not reasonably be expected to be material to the Company) that have been brought to the attention of the Board, and shall reasonably cooperate with the Investor, its members or their respective Affiliates in an effort to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with authorities and coordinating and providing assistance in meeting with regulators).

(iii) From and after the Closing, the Company shall (A) use its best efforts to cause all Common Stock issuable upon conversion of the then-outstanding Series B Preferred Stock to be approved for listing on each exchange on which the Common Stock is then listed or quoted, subject to official notice of issuance, at all times following the Closing and (B) use its reasonable best efforts to maintain the listing of the shares of Common Stock described in clause (A) after issuance on each securities exchange on which the Common Stock is then listed or quoted, and, in the case of either (A) or (B), the Investor shall support and not oppose such efforts.

Section 3.2  Voting.  At any time following the Closing during which the Investor Voting Interest is less than 50%, at any and all meetings of stockholders of the Company occurring prior to a Voting Agreement Termination Event, the Investor shall cause each share of Common Stock and Series B Preferred Stock Beneficially Owned by it and the Parent Controlled Affiliates to be present in person or represented by proxy at all meetings of stockholders of the Company, so that all such shares shall be counted as present for determining the presence of a quorum at such meetings and to vote, at such meetings or at any adjournments or postponements thereof or by written consent, (a) subject to Section 3.1(c)(iv), in favor of all director nominees nominated by the Board for election by the stockholders in accordance with the terms of this Agreement and the By-laws, and (b) as recommended by the Board, on any and all (i) proposals relating to or concerning compensation or equity incentives for directors, officers or employees of the Company adopted in the ordinary course of business consistent with past practice, (ii) proposals by stockholders of the Company (including under Rule 14a-8 of the Exchange Act), and (iii) proposals the subject matter of which is an Investor Consent Action, provided in respect of clauses (i) and (iii) only, that the Board’s recommendation is consistent with the Investor’s exercise of its consent rights provided in Article VI hereof in connection with such Investor Consent Action and the submission of such proposal occurred in a reasonably timely manner and such proposal has not failed to receive the requisite number of affirmative votes for the adoption of such proposal since the Investor’s exercise of its consent right in connection therewith.

Section 3.3  Standstill and Other Restrictions.  (a) (i) During the period from the Closing until the earlier of (x) the 30-month anniversary of the Closing and (y) the 6-month anniversary of an Investor Rights Termination Event, the Investor and the Parent Controlled Affiliates shall not, and (ii) if the 6-month anniversary of an Investor Rights Termination Event has not occurred prior to the 30-month anniversary of the Closing, during the period from the 30-month anniversary of the Closing until the 6-month anniversary of an Investor Rights Termination Event, without the approval of a majority of the Unaffiliated Shareholder Directors, the Investor and the Parent Controlled Affiliates shall not, directly or indirectly: (i) other than a Permitted Increase, in any way acquire, offer or propose to acquire, or agree to acquire, in any manner (including by means of merger, consolidation, reorganization, recapitalization or otherwise), Beneficial Ownership of any securities of the Company or its Subsidiaries (including convertible securities) if immediately following such acquisition or agreement, the Investor and the Parent Controlled Affiliates would Beneficially Own in the aggregate more than 80% of the Aggregate Voting Power or economic interest of the Company (treating securities convertible into or exercisable for voting securities, economic interests or Common Stock that are Beneficially Owned by the Investor or the Parent Controlled Affiliates as fully converted into or exercised for the underlying voting securities, economic interests or Common Stock without regard to the exercisability, vesting or similar provisions and restrictions thereof) or (ii) seek, directly or indirectly, any amendment, waiver, or release of, or to contest the validity of, any of the restrictions contained in this Section 3.3(a) (including this clause (ii)) by the Company. The restrictions of this Section 3.3(a) shall (A) terminate upon the occurrence of a Change of Control Event, and (B) not apply at any time during which the Unaffiliated Shareholders’ Voting Interest is less than 5%. Notwithstanding the foregoing, if a majority of the Independent Directors consent in writing prior thereto, any Qualified Debt Holder may exchange Qualified Debt for equity securities of the Company on terms and conditions agreed to in writing by the Company (by approval of a majority of the Independent Directors) and such Qualified Debt Holder.

(b) During the Hedging Limitation Period, the Investor and its Parent Controlled Affiliates shall not, directly or indirectly, without the prior written consent of a majority of the Independent Directors: (i) in any way acquire, offer or propose to acquire or agree to acquire, directly or indirectly, in any manner, Beneficial Ownership of any indebtedness or debt securities of the Company other than Qualified Debt or (ii) seek, directly or indirectly, any amendment, waiver, or release of, or to contest the validity of, any of the restrictions contained in this Section 3.3(b) (including this clause (ii)) by the Company.

(c) Notwithstanding anything to the contrary contained in this Agreement, the restrictions of this Section 3.3 shall not apply upon the occurrence of any Company Default Event, provided that the restrictions of this Section 3.3 shall apply from and after the date that such Company Default Event is cured or remedied until the date upon which such restriction terminates in accordance with this Section 3.3.

ARTICLE IV

TRANSFER AND HEDGING RESTRICTIONS

Section 4.1  Transfer Restrictions.  (a) Prior to the expiration of the Transfer Limitation Period, without the approval of a majority of the Independent Directors, the Investor shall not transfer, sell, pledge, assign or otherwise dispose of (including by merger or otherwise by operation of Law) (“Transfer”) any of the Securities, other than (i) to a Parent Controlled Affiliate that agrees to be bound by the provisions of this Agreement as if it were the Investor hereunder (for the avoidance of doubt, any such Transferee shall be included in the term “Investor”), (ii) to the Company, (iii) in a Qualified Business Combination approved, or recommended to the stockholders of the Company, by the Board (so long as such approval and recommendation has not been revoked prior to the Transfer) in which (A) the consideration received by the Investor (other than with respect to any Series B Preferred Stock that is exchangeable for, or convertible into, preferred stock of the resulting entity of the Qualified Business Combination in accordance with clause (B) below, if applicable), divided by the number of shares of Common Stock Beneficially Owned by the Investor (treating any securities (other than the Series B Preferred Stock that is exchangeable for, or convertible into, preferred stock of the resulting entity of the Qualified Business Combination, if applicable) convertible into or exercisable for Common Stock (or securities convertible into or exercisable therefor) as fully converted into or exercised for the underlying Common Stock) is equal to, and in the same form as, the per-share consideration received by all holders of Common Stock (other than holders that are the counterparty to such transaction or an affiliate of such counterparty); provided, in the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in such Qualified Business Combination, the Investor shall have the opportunity to make such election with respect to the consideration described in this clause (A) on the same basis as all holders of Common Stock and/or (B) the shares of Series B Preferred Stock are exchangeable for, or convertible into, shares of the resulting entity of the Qualified Business Combination (the “Resulting Entity Preferred Stock”) having terms, preferences, rights (including, without limitation, as to dividends, voting, redemption at the option of the holder, rights to assets upon liquidation, dissolution or winding up, and protections against dilution and other impairment), privileges and powers substantially similar to and no more favorable than the terms, preferences, rights, privileges and powers under the Series B Certificate, and the number of shares of Resulting Entity Preferred Stock for which each share of Series B Preferred Stock is so exchangeable, or into which each share of Series B Preferred Stock is so convertible, are, immediately following such exchange or conversion in connection with the Qualified Business Combination, convertible in the aggregate into the same amount and form of consideration (which may be common stock of the resulting entity from such Qualified Business Combination) that would have been receivable in the Qualified Business Combination if such share of Series B Preferred Stock had been fully converted into the underlying Common Stock immediately prior to such Qualified Business Combination, or (iv) in a Non-Qualified Business Combination approved, or recommended to the stockholders of the Company, by the Board (so long as such approval and recommendation of such Non-Qualified Business Combination has not been revoked prior to the Transfer) in which the consideration received by the Investor in such transaction divided by the number of shares of Common Stock Beneficially Owned by the Investor (treating Series B Preferred Stock and other securities convertible into or exercisable for Common Stock (or securities convertible into or exercisable therefor) as fully converted into or exercised for the underlying Common Stock) is equal to, and in the same form as, the per-share consideration received by all holders of Common Stock (other than holders that are the counterparty to such transaction or an affiliate of such counterparty); provided in the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in such Non-Qualified Business Combination, the Investor shall have the opportunity to make such election on the same basis as all holders of Common Stock (each of the exceptions described in clauses (i) through (iv), a “Transfer Exception”). In the event any Person who is a Transferee pursuant to clause (i) of the preceding sentence ceases to be a Parent Controlled Affiliate, then any prior Transfer to such Person pursuant to clause (i) shall become null and void and ownership and title to any such Securities so Transferred shall revert to the Investor. The Investor shall immediately notify the Company if it engages in any of the transactions referred to in this Section 4.1. The Investor shall give the Company notice of any proposed Transfer not less than five (5) Business Days prior to any Transfer (or the entering into of any agreement relating to a Transfer).

(b) Following the Transfer Limitation Period, the Investor shall not Transfer any of the Securities, except as follows: (i) the Registrable Shares may be Transferred by the Investor (A) in a privately negotiated transaction (including any Directed Offer if negotiated between the Investor (or its agents or representatives) and any Transferee (or its agents or representatives)) to a Person or Group that represents that it, and that such Transferee reasonably believes, (1) is not a Competitor, (2) is not and will not be, after giving effect to the Transfer, a 10% Holder or an Affiliate of any 10% Holder and (3) is not proposing to effect a Change of Control of the Company without the prior written consent of a majority of the Independent Directors (such Person, a “Permitted Third Party Transferee”); provided that the Transferring Investor, shall have provided the Company five (5) Business Days’ notice in writing prior to any such Transfer, (B) in public market trades (which shall include any Directed Offer that is not of the type referred to in clause (A) above), provided that the Transferring Investor shall have no reason to believe that any Transferee is not a Permitted Third Party Transferee and the Transferring Investor shall have instructed the Transferring Investor’s underwriters or brokers, if any, of the requirements of a Permitted Third Party Transferee, and (C) in a traditional underwritten public offering (excluding any Directed Offer) in accordance with the Registration Rights Agreement and (ii) the Securities may be Transferred pursuant to a Transfer Exception. The restrictions of this Section 4.1(b) shall (x) terminate upon the occurrence of a Change of Control Event, and (y) not apply at any time during which the Unaffiliated Shareholders’ Voting Interest is less than 5%.

(c) The Investor’s rights under this Agreement will not be Transferable to any Transferee of any shares of the Securities, other than a Transferee that is a Parent Controlled Affiliate (and has entered into an agreement with the Company as set forth in Section 4.1(a)). In the event any Person who is a Transferee pursuant to the preceding sentence ceases to be a Parent Controlled Affiliate, then any prior Transfer to such Person shall become null and void and ownership and title to any such Securities, and the rights under this Agreement, so Transferred shall revert to the Investor.

(d) Any certificates for Securities issued pursuant to the Investment Agreement or issued upon conversion of Securities or issued in respect of any Transfer of Securities shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) substantially to the following effect:

THIS INSTRUMENT WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION THEREFROM UNDER SUCH ACT OR SUCH LAWS.

In addition, for so long as the restrictions of this Article IV remain in effect, such legend or notations will include language substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A STOCKHOLDERS AGREEMENT, DATED [ • ], 2009, AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND THE OTHER PARTY OR PARTIES THERETO. A COPY OF THE PROVISIONS OF SUCH AGREEMENT SETTING FORTH SUCH RESTRICTIONS ON TRANSFER IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The holder of any certificate(s) bearing any such legend (or any uncertificated shares subject to such notations or arrangements) shall be entitled to receive from the Company new certificates for a like number of Securities not bearing such legend (or the elimination or termination of such notations or arrangements) promptly upon the request of such holder at any time when (i) the restrictions on Transfer pursuant to this Agreement are no longer applicable, and (ii) an opinion of counsel to such holder has been delivered to the Company, which opinion is reasonably satisfactory to the Company, to the effect that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act and applicable state Laws.

Section 4.2  Hedging Restrictions.  The Investor agrees that, during the Hedging Limitation Period, it and the Parent Controlled Affiliates shall not Hedge its or their direct or indirect exposure to the Common Stock or any other Security, except in transactions involving an index-based portfolio of securities that includes Common Stock (provided that the value of such Common Stock in such portfolio is not more than 5% of the total value of the portfolio of securities). For the avoidance of doubt, following the Hedging Limitation Period, nothing in this Section 4.2 shall prohibit the Investor or the Parent Controlled Affiliates from Hedging its direct or indirect exposure to the Common Stock or any other Security, including any transactions involving an index-based portfolio of securities that includes Common Stock (regardless of the value of such Common Stock in such portfolio relative to the total value of the portfolio of securities) or involving the purchase or sale of derivative securities or any short sale of Common Stock.

ARTICLE V

SUBSCRIPTION RIGHTS

Section 5.1  Subscription Rights.  From and after the Closing, if the Company offers to sell Covered Securities in a Qualified Offering (which may only be effected in compliance with Section 6.1), the Investor shall be afforded the opportunity to acquire from the Company, for the same price and on the same terms as such Covered Securities are offered to others, in the aggregate up to the amount of Covered Securities required to enable the Investor to maintain (a) with respect to offers to sell Covered Securities consisting of Common Stock, Non-Common Voting Stock or Equity Equivalents convertible or exchangeable for Common Stock or Non-Common Voting Stock (or convertible into or exercisable therefor), the then-current Investor Voting Interest and (b) with respect to offers to sell Covered Securities consisting of non-voting equity of the Company or Equity Equivalents convertible or exchangeable for non-voting equity (or convertible into or exercisable therefor), the Investor’s then-current percentage economic interest.

Section 5.2  Notice.  (a) In the event the Company intends to make a Qualified Offering of Covered Securities that is an underwritten public offering or a private offering made to Qualified Institutional Buyers (as such term is defined in Rule 144A under the Securities Act) for resale pursuant to Rule 144A under the Securities Act, no later than five (5) Business Days after the initial filing of a registration statement with respect to such underwritten offering or the commencement of such Rule 144A offering, the Company shall give the Investor written notice of its intention (including, in the case of a registered public offering and to the extent possible, a copy of the prospectus included in the registration statement filed in respect of such offering), describing, to the extent then known, the anticipated amount of securities, price (or range of prices), timing and other material terms upon which the Company proposes to offer the same. The Investor shall have five (5) Business Days from the date and time of receipt of any such notice to notify the Company in writing that it intends to exercise such subscription rights and as to the amount of Covered Securities the Investor desires to purchase, up to the maximum amount calculated pursuant to Section 5.1 (the “Designated Securities”). Such notice shall constitute a non-binding indication of interest of the Investor to purchase the Designated Securities so specified at the price and other terms set forth in the Company’s notice to it. The failure of the Investor to respond during such five-Business Day period shall constitute a waiver of subscription rights under this Article V only with respect to the offering described in the applicable notice and a notice purporting to exercise subscription rights for more than the maximum amount contemplated by Section 5.1 shall be deemed to be an election to acquire the maximum amount. To the extent the Company shall give the Investor notice of any such offer prior to the public announcement thereof, the Investor shall agree to confidentiality and restriction on trading terms reasonably acceptable to the Company.

(b) If the Company proposes to make a Qualified Offering of Covered Securities that is not an underwritten public offering or Rule 144A offering (a “Private Placement”), the Company shall (i) give the Investor written notice of its intention, describing, to the extent then known, the anticipated amount of securities, price and other material terms upon which the Company proposes to offer the same and (ii) promptly provide the Investor with an updated notice reflecting any changes to such anticipated amount of securities, price or other material terms. The Investor shall have ten (10) Business Days from the date of receipt of the last notice required by the immediately preceding sentence to notify the Company in writing that it intends to exercise such subscription rights and as to the amount of Designated Securities the Investor desires to purchase, up to the maximum amount calculated pursuant to Section 5.1. Such notice shall constitute a non-binding indication of interest of the Investor to purchase the amount of Designated Securities so specified at the price and upon other terms set forth in the Company’s notice to it; provided that the closing of the Private Placement with respect to which such rights has been exercised takes place within fifteen (15) calendar days after giving notice of such exercise by the Investor. The failure of the Investor to respond during the ten-Business Day period referred to in the second preceding sentence shall constitute a waiver of the subscription rights under this Article V only with respect to the offering described in the applicable notice and a notice purporting to exercise subscription rights for more than the maximum amount contemplated by Section 5.1 shall be deemed to be an election to acquire the maximum amount. To the extent the Company shall give the Investor notice of any such offer prior to the public announcement thereof, the Investor shall agree to confidentiality and restriction on trading terms reasonably acceptable to the Company.

Section 5.3  Purchase Mechanism.  (a) If the Investor exercises its subscription rights as provided in Section 5.2(a), the Company shall offer the Investor, if such underwritten public offering or Rule 144A offering is consummated, the Designated Securities (as adjusted to reflect the actual size of such offering when priced) on the same material terms as the Covered Securities are offered to the underwriters or initial purchasers and shall provide written notice of such price to the Investor as soon as practicable prior to such consummation. Contemporaneously with the execution of any underwriting agreement or purchase agreement entered into between the Company and the underwriters or initial purchasers of such underwritten public offering or Rule 144A offering, the Investor shall, if it continues to wish to exercise its subscription rights with respect to such offering, enter into an instrument in form and substance reasonably satisfactory to the Company acknowledging its binding obligation to purchase the Designated Securities to be acquired by it and containing representations, warranties and agreements of the Investor that are customary in private placement transactions and, in any event, no less favorable to the Investor than any underwriting or purchase agreement entered into by the Company in connection with such offering, and the failure to enter into such an instrument at or prior to such time shall constitute a waiver of the subscription rights in respect of such offering. Any offers and sales pursuant to this Article V in the context of a registered public offering shall be also conditioned on reasonably acceptable representations and warranties of the Investor regarding its status as the type of offeree to whom a private sale can be made concurrently with a registered offering in compliance with applicable securities Laws.

(b) If the Investor exercises its subscription rights as provided in Section 5.2(b), the closing of the purchase of the Covered Securities with respect to which such right has been exercised shall be conditioned on the consummation of the sale of securities pursuant to the Private Placement with respect to which such subscription right has been exercised and shall take place as soon as practicable after the closing of the Private Placement; provided, that such time period shall be extended for a maximum of 95 days in order to comply with applicable Laws and regulations; provided, further, that the actual amount of Covered Securities to be sold to the Investor pursuant to its exercise of subscription rights hereunder shall be proportionally reduced if the aggregate amount of Covered Securities sold in the Private Placement is reduced and, at the option of the Investor (to be exercised by delivery of written notice to the Company within five (5) Business Days of receipt of notice of such increase), shall be increased if such aggregate amount of Covered Securities sold in the Private Placement is increased. In connection with its purchase of Designated Securities, the Investor shall, if it continues to wish to exercise its subscription rights with respect to such offering, execute an agreement containing representations and warranties and, if at such time the Investor’s Voting Interest is greater than 20%, agreements of the Investor that are substantially similar in all material respects to the agreements executed by other purchasers in such Private Placement. Each of the Company and the Investor agrees to use its reasonable best efforts to secure any regulatory or stockholder approvals or other consents, and to comply with any Law or regulation necessary in connection with the offer, sale and purchase of, such Covered Securities.

Section 5.4  Failure to Purchase.  In the event that the Investor fails to exercise its subscription rights provided in this Article V within the applicable period or, if so exercised, the Investor is unable to consummate such purchase within the time period specified in Section 5.3 above because of its failure to obtain any required regulatory or stockholder consent or approval or because of the failure to purchase any or all of the Covered Securities contemplated to be purchased by the election notice, the Company shall thereafter be entitled during the period of 60 days following the conclusion of the applicable period to sell or enter into an agreement (pursuant to which the sale of the Covered Securities covered thereby shall be consummated, if at all, within 30 days from the date of said agreement) to sell the Covered Securities not elected to be purchased pursuant to this Article V or which the Investor is unable to purchase because of such failure to obtain any such consent or approval or otherwise fails to purchase, at a price and upon terms no more favorable to the purchasers of such securities in the Private Placement, the underwritten public offering or Rule 144A offering, as the case may be, than were specified in the Company’s notice to the Investor. Notwithstanding the foregoing, if such sale is subject to the receipt of any regulatory or stockholder approval or consent or the expiration of any waiting period, the time period during which such sale may be consummated shall be extended until the expiration of five (5) Business Days after all such approvals or consents have been obtained or waiting periods expired, but in no event shall such time period exceed 90 days from the date of the applicable agreement with respect to such sale. In the event the Company has not sold the Covered Securities or entered into an agreement to sell the Covered Securities within said 60-day period (or sold and issued Covered Securities in accordance with the foregoing within thirty (30) days from the date of said agreement (as such period may be extended in the manner described above for a period not to exceed 90 days from the date of said agreement)), the Company shall not thereafter offer, issue or sell such Covered Securities without first offering such securities to the Investor in the manner provided above.

Section 5.5  Certain Qualified Offerings.  In the case of a Qualified Offering of Covered Securities for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board and approved by the Investor, provided, however, that such fair value as determined in accordance with this Section 5.5 shall not exceed the aggregate market price of the securities being offered as of the date the Board authorizes the offering of such securities. In the event that the sale of Designated Securities to the Investor cannot be consummated substantially concurrently with the sale giving rise to the applicable exercise of subscription rights by the Investor under Section 5.1 (the “Underlying Sale”), consummation of the Underlying Sale shall not be delayed or conditioned upon such sale of Designated Securities to the Investor; provided, in such event, that the Company shall use its best efforts to consummate the sale of such Designated Securities to the Investor as promptly as practicable following the consummation of the Underlying Sale.

Section 5.6  Cooperation.  The Company and the Investor shall cooperate in good faith to facilitate the exercise of the Investor’s subscription rights hereunder, including, without limitation, securing any required approvals or consents, in a manner that does not jeopardize the timing, marketing, pricing or execution of any offering of the Company’s securities.

Section 5.7  Limitation of Rights.  Notwithstanding the above, nothing set forth in this Article V shall confer upon the Investor the right to purchase any securities of the Company other than Designated Securities. For the avoidance of doubt, notwithstanding the above, nothing set forth in this Article V shall limit the Investor’s rights pursuant to and in accordance with the Registration Rights Agreement, including, without limitation, with respect to notice of or registration of Registrable Securities in Piggy-back Registrations (each as defined in the Registration Rights Agreement).

Section 5.8  Termination of Subscription Rights.  Anything to the contrary in this Article V notwithstanding, the subscription right to purchase Covered Securities granted by this Article V shall not be available for any offering that commences at any time after the occurrence of an Investor Rights Termination Event.

ARTICLE VI

CONSENT RIGHTS

Section 6.1  Investor Consent Rights.

(a) Until such time as the Investor Voting Interest is less than 25%, without the prior consent of the Investor, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, commit, resolve or agree to take any of the following actions or authorize or otherwise facilitate any of the following actions:

(i) in any fiscal year, acquire, in a single transaction or a series of related transactions, any business organization or division thereof or assets if in such fiscal year (A) the aggregate consideration paid by the Company for all such acquisitions completed in such fiscal year would exceed 10% of the Company’s consolidated assets as of the end of the most recently completed fiscal year or (B) the aggregate contribution to revenue of the businesses, divisions and assets acquired on a pro forma basis for the most recently completed fiscal year would exceed 10% of the Company’s revenues for the most recently completed fiscal year, excluding, in all cases, (1) transactions consented to by the Investor, (2) transactions between and among any of the Company and its direct or indirect wholly-owned Subsidiaries and (3) acquisitions of inventory, equipment and real property in the ordinary course of business;

(ii) in any fiscal year, sell, transfer or dispose of, in a single transaction or a series of related transactions, any business organization or division of the Company or any of its assets if in such fiscal year (A) the aggregate consideration received by the Company for all such sales, transfers or dispositions completed in such fiscal year would exceed 10% of the Company’s consolidated assets as of the end of the most recently completed fiscal year or (B) the aggregate contribution to revenue of the sold, transferred or disposed businesses, divisions and assets for the most recently completed fiscal year would exceed 10% of the Company’s revenues for the most recently completed fiscal year, excluding, in all cases, (1) transactions consented to by the Investor, (2) transactions between and among any of the Company and its direct or indirect wholly-owned Subsidiaries, (3) disposition of any aircrafts owned by the Company and (4) dispositions of inventory, equipment and real property in the ordinary course of business;

(iii) other than grants in the ordinary course of business consistent with past practice to employees or directors of the Company pursuant to an existing stock option plan or restricted stock plan, pursuant to another plan or agreement adopted or approved by the Board in the ordinary course with terms that are consistent with past practice or pursuant to the issuance of shares in respect of any exercise of options or settlement of any other share-based awards outstanding on the date of this Agreement, or as may be granted after the date of this Agreement, as permitted by this Agreement, authorize, issue, deliver, sell, pledge, dispose of, grant, award or encumber any shares (or options, warrants, convertible securities or rights of any kind to acquire or receive any shares) of capital stock, ownership interests or voting securities if the Proceeds to the Company for all such issuances in the aggregate exceeds $5 million in any given fiscal year;

(iv) redeem, repurchase or acquire any shares of capital stock or securities convertible into or exercisable for shares of the capital stock, other than any Securities or pursuant to the acquisition of shares from a holder of an option, restricted share or any other share-based award in satisfaction of Tax withholding obligations or in payment of the exercise price, if as a result of such action the aggregate consideration paid by the Company in respect of all such redemptions, repurchases or acquisitions since the date of this Agreement would exceed $10 million annually and other than transactions between and among any of the Company and its direct or indirect wholly-owned Subsidiaries;

(v) declare or pay any extraordinary dividend or distribution (other than dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or a direct or indirect wholly-owned Subsidiary of the Company); it being understood that the Company may, without the Investor’s consent, declare or pay ordinary cash dividends on shares of Common Stock in which the shares of Series B Preferred Stock participate pursuant to the terms of the Series B Certificate;

(vi) newly incur or guarantee any Indebtedness except for (A) any Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) guarantees by the

Company of Indebtedness of Subsidiaries of the Company, which Indebtedness is incurred in compliance with this Section 6.1(a)(vi), (C) borrowings under the ABL Documentation and the Amended Credit Agreement, each as in effect on the Closing Date and without giving effect to any amendment, modification or extension thereof, and (D) Indebtedness not to exceed $35 million in aggregate principal amount outstanding at any time;

(vii) engage to a material extent in any business in which the Company is not engaged on the Closing Date or any business related, ancillary or complementary to such business;

(viii) adopt a plan or agreement of complete or partial liquidation or dissolution (except a liquidation or dissolution of a direct or indirect wholly-owned Subsidiary into the Company or another wholly-owned Subsidiary) or commence a Proceeding;

(ix) increase the number of directors that would constitute the entire Board at such time assuming all vacancies were filled; or

(x) amend, alter, or repeal any provisions of its Certificate of Incorporation or By-laws.

(b) Until such time as the Investor Voting Interest is less than 20%, without the prior consent of the Investor (which may be granted, withheld or conditioned in the sole discretion of the Investor), the Company shall not, and shall cause each of its Subsidiaries not to, issue any stock or security (other than Common Stock, Series B Preferred Stock and, with respect to the foregoing, options, restricted stock units, restricted stock and stock appreciation rights that are described in clause (i) of the defined term Excluded Securities), including, without limitation, non-participating preferred stock or debt securities that are convertible into shares of capital stock or capital stock equivalents by their terms, that gives rise, in the good faith belief of the Investor based on advice of counsel, to a not insubstantial risk that distributions (or deemed distributions) on the shares of Series B Preferred Stock that are paid (or deemed paid) in shares of such stock (the “PIK Distributions”) would not be governed by the general rule of Section 305(a) of the Code.

(c) Consent of the Investor to any of the actions specified above may be made in a writing addressed to the Board, and in addition shall be deemed to have been given if a CD&R Director shall affirm at a meeting of the Board that, in such individual’s capacity as a representative of the Investor, he or she consents to any such action on behalf of the Investor.

Section 6.2  Certificate of Incorporation Amendments.

(a) Effective as of the Closing, the Board (i) shall have adopted and declared advisable, and unanimously approved and recommended to the Company’s stockholders each of the amendments to the Certificate of Incorporation set forth on Exhibit A hereto (each a “Certificate of Incorporation Amendment” and, collectively, the “Certificate of Incorporation Amendments”) (such approval and recommendation, the “Amendment Recommendation”) and (ii) shall have authorized the Company to take all actions permitted by Law and, if consent from the Investor is required, consented to by the Investor, to increase the number of authorized but unissued shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series B Preferred Stock and shall have adopted and declared advisable, and unanimously approved and resolved to recommend to the stockholders of the Company entitled to vote thereon, following the receipt of the prior written approval of the Investor in accordance with Section 6.2(c), the actions requiring the affirmative vote or consent of the stockholders of the Company set forth on Schedule 6.2(c) hereto.

(b) From and after the Closing, subject to the third sentence of this Section 6.2(b), the Company shall use its best efforts and take all corporate actions necessary to obtain stockholder approval, as required by Delaware law, of each Certificate of Incorporation Amendment promptly following the Closing. Without limiting the foregoing, (i) the Company shall (x) submit each Certificate of Incorporation Amendment for the approval of the stockholders of the Company, as required by Delaware law, at the next meeting of stockholders subsequent to the Closing, which shall be no later than the next annual meeting of the stockholders subsequent to the Closing (the ‘‘Stockholders Meeting”), (y) file with the Commission a proxy statement related to the Stockholders Meeting and use its best efforts to respond to any comments of the SEC or its staff and to cause a definitive proxy statement related to the Stockholders Meeting, which shall include the Amendment Recommendation, to be mailed to the Company’s stockholders and (z) use its best efforts to solicit proxies in favor of the adoption of the Certificate of Incorporation Amendments and to otherwise cause the stockholders of the Company at the Stockholders Meeting to approve each Certificate of Incorporation Amendment by the affirmative vote required by applicable Law and the Certificate of Incorporation as in effect on the date of the Stockholders Meeting and (ii) at each annual meeting or special meeting of stockholders of the Company following the Stockholders Meeting, unless otherwise consented to in writing by the Investor, the Company shall use its best efforts and take all corporate action necessary to obtain stockholder approval of each Certificate of Incorporation Amendment that has not been approved by the requisite affirmative vote of the stockholders of the Company prior to such annual or special meeting of stockholders, and, in the case of either (i) or (ii), the Investor shall support and not oppose such efforts. To the extent that stockholders of the Company are permitted to take action without a meeting of stockholders by written consent, notwithstanding and in lieu of the foregoing, the Company shall obtain stockholder approval of each Certificate of Incorporation Amendment by written consent. The Investor shall cause each share of Common Stock and Series B Preferred Stock Beneficially Owned by it and any Parent Controlled Affiliate that is entitled to vote with respect to the adoption of an applicable Certificate of Incorporation Amendment to be voted for, or to consent to, the adoption of such Certificate of Incorporation Amendment.

(c) In the event that the Authorized Stock Stockholder Approval has not been obtained by the date that is 18 months following the Closing, or at any time following the Authorized Stock Stockholder Approval the number of shares of authorized but unissued and unreserved shares of Common Stock is less than 110% of the number of shares of Common Stock required to permit the conversion of all then-outstanding shares of Series B Preferred Stock into shares of Common Stock in accordance with the applicable terms of conversion as set forth in the Series B Certificate, the Company shall take all actions permitted by Law and, if consent from the Investor is required, consented to by the Investor, to increase the number of shares of authorized but unissued and unreserved shares of Common Stock, including, without limitation, at the option of the Investor in its sole discretion, taking the actions set forth on Schedule 6.2(c) hereto. So long as the Investor has consented to an action to be taken by the Company pursuant to this Section 6.2(c) hereto, the Investor shall cause each share of Common Stock and Series B Preferred Stock Beneficially Owned by it and the Parent Controlled Affiliates that is entitled to vote on such matter to vote in favor of the action.

ARTICLE VII

EFFECTIVENESS AND TERMINATION

Section 7.1  Termination.  This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the mutual written agreement of the Company (subject to Section 9.3(b)) and the Investor, (b) except as otherwise specifically provided herein with respect to particular Sections of this Agreement, at such time as the Investor no longer Beneficially Owns any Securities and (c) the dissolution, liquidation and winding up of the Company.

ARTICLE VIII

ACCESS, INFORMATION AND CONFIDENTIALITY

Section 8.1  Confidentiality.

(a) Subject to Section 8.1(b), each party to this Agreement will hold, and will cause its respective Controlled Affiliates and any other Affiliate to whom it releases or discloses Proprietary Information and their respective directors, officers, partners, employees, agents, consultants and advisors to hold in strict confidence, all non-public records, books, contracts, instruments, computer data and other data and information, including without limitation, information regarding the Company’s finances and results, technology, trade secrets, know-how, customers, vendors, business and/or strategic plans, marketing activities, financial data and other business affairs (collectively, “Proprietary Information”) concerning the other party hereto furnished to it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources not known to or suspected by such party to be prohibited from disclosing such

Proprietary Information by a contractual, legal or fiduciary obligation), and neither party hereto shall release or disclose such Proprietary Information to any other Person, except its auditors, attorneys, financial advisors, other consultants and advisors.

(b) In the event that any party, any Controlled Affiliates of any party or any of its or their representatives (a “Disclosing Party”) is requested pursuant to, or required by, applicable Law, regulation or legal process to disclose any Proprietary Information of the other party (a ‘‘Disclosed Party”), then before substantively responding to any such request or requirement, to the extent permitted by Law, such Disclosing Party will provide, or cause its Controlled Affiliate or its or their representative to provide, the Disclosed Party with prompt written notice of any such request or requirement so that it may, at its sole expense, seek a protective order or other appropriate remedy, or both, or waive compliance with the provisions of this Section 8.1(b) or other appropriate remedy, or if it so directs, the Disclosing Party, will exercise its own reasonable best efforts, at the Disclosed Party’s expense, to assist it in obtaining a protective order or other appropriate remedy. If, failing the entry of a protective order or other appropriate remedy or the receipt of a waiver hereunder, disclosure of any Proprietary Information is, in the opinion of the Disclosing Party’s counsel, required, the Disclosing Party may, without liability hereunder, furnish only that portion of the Proprietary Information which in the opinion of the Disclosing Party’s counsel is required to be so furnished pursuant to Law, regulation or legal process.

Section 8.2  Access and Information.  The Company hereby agrees that it shall ensure that upon reasonable notice, the Company and its Subsidiaries (a) will afford to the Investor and its representatives (including, without limitation, officers and employees of the Investor, and counsel, accountants and other professionals retained by the Investor) such access during normal business hours to its books, records (including, without limitation, Tax Returns and appropriate work papers of independent auditors under normal professional courtesy), properties, personnel, accountants and other professional retained by the Company and to such other information as such Investor may reasonably request; (b) will furnish the Investor such financial and operating data and other information with respect to the business and properties of the Company as the Company prepares and compiles for members of its Board in the ordinary course and as such Investor may from time to time reasonably request; and (c) permit such Investor to discuss the affairs, finances and accounts of the Company, and to furnish advice with respect thereto, with the principal officers of the Company within thirty days after the end of each fiscal quarter of the Company. All requests for access and information shall be coordinated in writing through senior corporate officers of the Company.

ARTICLE IX

MISCELLANEOUS

Section 9.1  Tax Matters.  (a) Absent a change in Law or a Determination to the contrary, the parties hereto shall treat the Series B Preferred Stock as “common stock” for purposes of Section 305 of the Code. Absent a change in Law, a Change in Circumstances or a Determination to the contrary, the parties hereto will use reasonable best efforts to treat all PIK Distributions (other than deemed distributions resulting from the anti-dilution rights under Section 10(a)(iv) or (v) of the Series B Certificate) as governed by the general rule of Section 305(a) of the Code (rather than Section 305(b) of the Code) and to file all Tax Returns consistent with the foregoing. The parties anticipate that, absent a change in Law or a Change in Circumstances, no withholding tax shall be imposed on any PIK Distributions. In the case of any withholding tax imposed or reasonably likely to be imposed on a PIK Distribution with respect to any share of Series B Preferred Stock held by the Investor or its Affiliates as a result of a change in Law or a Change in Circumstances, the Investor and the Company shall endeavor to negotiate in good faith an arrangement regarding the funding (or elimination or reduction) of such withholding tax. For the avoidance of doubt, any consent of the Investor required pursuant to Section 6.1(b) may be granted or withheld in the sole discretion of the Investor, and may be conditioned on the Investor and the Company entering into an arrangement regarding the funding (or elimination or reduction) of any withholding tax with respect to any PIK Distributions which the Investor deems in its sole discretion to be satisfactory.

(b) To the extent permitted by Law, the Company shall treat the Investor and any of its non-U.S. Affiliates as a withholding foreign partnership and shall not withhold on any cash (or other) distributions made or deemed to be made to the Investor or to any such Affiliate so long as the Investor or such Affiliate, as the case may be, has provided the Company with the required documentation.

(c) On the Closing Date, and from time to time thereafter as any previously delivered form or other document expires or becomes inaccurate or any Affiliate acquires Series B Preferred Stock or at any other time as the Company may reasonably request, the Investor shall deliver, or cause to be delivered, to the Company one or more duly completed Internal Revenue Service (“IRS”) Forms W-8IMY or other W-8, as applicable (or any subsequent versions thereof or successors thereto), in the case of the Investor or any Affiliate of the Investor that is not a U.S. person for U.S. federal income tax purposes, together with any applicable related withholding or other statement or form, and W-9 (or any subsequent versions thereof or successors thereto), in the case of any Affiliate that is a U.S. person for U.S. federal income tax purposes, in each case confirming, to the extent permitted by law, that the Company is not required to deduct or withhold any amount of U.S. federal income tax in respect of distributions or deemed distributions by the Company to the Investor (or any Affiliate). CD&R Fund VIII confirms that it has applied to enter into a withholding foreign partnership agreement with the IRS, and that it presently intends for all potential Investors to do likewise.

Section 9.2  Successors and Assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties (subject to Section 9.3(b)); provided that the Company may assign the rights and obligations under this Agreement to a successor and the Investor may, pursuant and subject to Section 4.1(a)(i), assign all or a portion of its rights, interests and obligations under this Agreement, including, without limitation, its rights, interests and obligations under Section 5, without the prior written consent of the Company, to any Parent Controlled Affiliate, but only if the assignee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement (for the avoidance of doubt, any such assignee shall be included in the term “Investor”); provided, further, that no such assignment shall relieve the assigning Investor of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. For purposes of this Agreement, “successor” for any entity other than a natural person shall mean a successor to such entity as a result of such entity’s merger, consolidation, sale of substantially all of its assets, or similar transaction. Any attempted assignment in violation of this Section 9.2 shall be void.

Section 9.3  Amendments; Waiver; Company Action.  (a) Subject to Section 9.3(b): (i) this Agreement may not be modified or amended except pursuant to an instrument in writing signed by an authorized officer of the Company and the Investor; and (ii) any party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

(b) Solely with respect to any action by the Company to amend, waive, or enforce or comply with any provision of this Agreement, or to make any determination pursuant to this Agreement, in which Investor has or may have interests different from the Company or its stockholders other than the Investor, such action shall be taken or determination shall be made on behalf of the Company solely by a majority of the Independent Non-Investor Directors and the Chief Executive Officer of the Company (though less than a quorum); provided that any action to amend, waive, or enforce or comply with any provision of this Agreement, or to make any determination pursuant to this Agreement, which provision either (i) relates to the qualifications for, selection, nomination or election of, or to the powers, rights or privileges of the Unaffiliated Shareholder Directors or (ii) requires the consent or approval of the Unaffiliated Shareholder Directors, such action shall be taken or determination shall be made on behalf of the Company solely by the Unaffiliated Shareholder Directors. No Investor Director shall have any right to vote upon, and by a decision of the remaining directors may be excluded from participating in any discussion of, any such action or determination referenced in the preceding sentence. Each Investor Director shall, if requested by the remaining directors, appear at any properly called meeting if their presence is required to establish a quorum.

Section 9.4  Notices.  Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:

If to the Company, to it at:

NCI Building Systems, Inc.
Attention: General Counsel
10943 North Sam Houston Parkway West
Houston, Texas 77064
Fax: (281) 477-9674

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
Attention: Mark Gordon
51 West 52nd Street
New York, NY 10019
Fax: (212) 403-2000

If to the Investor, to it at:

Clayton, Dubilier & Rice Fund VIII, L.P.
c/o Clayton, Dubilier & Rice, Inc.
Attention: Theresa Gore
375 Park Avenue, 18th Floor
New York NY 10152
Fax: (212) 893-5252

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Franci J. Blassberg
Fax: (212) 909-6836

or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.

Section 9.5  Governing Law.  This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the Laws of another jurisdiction.

Section 9.6  Specific Performance; Jurisdiction.

(a) The parties agree that irreparable damage would occur for which money damages would not suffice in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at Law. It is accordingly agreed that the non-breaching party shall be entitled to an injunction, temporary restraining order or other equitable relief exclusively in the Delaware Court of Chancery enjoining any such breach and enforcing specifically the terms and provisions hereof, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. The foregoing is in addition to any other remedy to which any party is entitled at Law, in equity or otherwise.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding in connection with or with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action in connection with or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding in connection with or with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.6, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action in connection with or relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.4. Nothing in this Section 9.6 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 9.7  Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (i) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (ii) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 9.7.

Section 9.8  Headings.  The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

Section 9.9  Entire Agreement.  This Agreement, the other Transaction Documents and the schedules and exhibits attached to any such documents constitute the entire agreement and understanding between the Company and the Investor with respect to the matters referred to herein and supersede all prior agreements, understandings or representations, in each case among the parties, with respect to such matters.

Section 9.10  Severability.  If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

Section 9.11  Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

Section 9.12  Interpretation.  When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, (a) the terms defined include the plural as well as the singular, and (b) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision. For all purposes of this Agreement, any reference to “Investor” shall, if there is more than one Investor at any time, refer to each Investor individually and all of them collectively.

Section 9.13  No Third Party Beneficiaries.  Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or permitted assignees of the Investor pursuant to Section 4.1(a)(i) and Section 9.2, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.14  Investor Portfolio Companies.  Notwithstanding anything to the contrary in this Agreement, the parties hereby agree that nothing in Section 3.2, Section 3.3 or in Section 4.2 shall apply to any portfolio company of Parent or the Investor with respect to which neither Parent, the Investor nor any of their respective Affiliates (excluding the portfolio company and its Controlled Affiliates) exercises control over the decision of such portfolio company to take any such action that would otherwise be prohibited or required by Section 3.2, Section 3.3 or Section 4.2, nor assisted, encouraged, influenced or facilitated any such decision or action; provided, (a) that neither Parent, the Investor nor any of their respective Affiliates (excluding the portfolio company and its Controlled Affiliates) shall provide or have provided to such portfolio company or any of its Controlled Affiliates any non-public information concerning the Company or any Subsidiary of the Company and (b) such portfolio company is not acting at the request or direction of or in coordination with any of Parent, the Investor or any of their respective Controlled Affiliates (excluding the portfolio company and its Controlled Affiliates).

Section 9.15  Conflicting Agreements.  The Company has not entered into, and, from and after the date hereof, shall not enter into, any agreement, arrangement or understanding which (i) violates or conflicts with any provision of this Agreement or (ii) impedes or prevents the Company’s ability to fulfill and comply with its obligations, or the Investor’s ability to utilize its rights, set forth herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

NCI BUILDING SYSTEMS, INC.

By:
Name:

Title:

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII Ltd., its general partner

By:
Name:

Title:

[Signature Page to Stockholders Agreement]

EXHIBIT A

Certificate of Incorporation Amendments

1. The first paragraph of Article FOURTH, Section 1 of the Certificate of Incorporation as of the date of this Agreement shall be amended to read in its entirety as set forth below:

“Section 1.  Capitalization.  The Corporation is authorized to issue [ • ] shares of capital stock. [ • ] of the authorized shares shall be common stock, one cent ($0.01) par value each (“Common Stock”), and [ • ] of the authorized shares shall be preferred stock, one dollar ($1.00) par value each (“Preferred Stock”).”

2. The second paragraph of Article FOURTH, Section 1 of the Certificate of Incorporation as of the date of this Agreement shall be amended to read in its entirety as set forth below:

“Each holder of shares of capital stock of the Corporation shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock of the Corporation held by the stockholder, unless otherwise specifically provided pursuant to this Restated Certificate of Incorporation. Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL. The holders of the Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.”

3. Article FIFTH, Section 4 of the Certificate of Incorporation as of the date of this Agreement shall be amended to read in its entirety as set forth below:

“Section 4.  Removal.  Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holder or holders of 80 percent of the outstanding voting power of the Corporation.”

4. Article FIFTH, Section 5 of the Certificate of Incorporation as of the date of this Agreement shall be amended to read in its entirety as set forth below:

“Section 5.  Stockholders’ Meetings.  Meetings of stockholders of the Corporation may be called by the Chief Executive Officer, by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, or by the Secretary of the Corporation at the written request of the holder or holders of 25 percent of the outstanding voting power of the Corporation.”

5. Article FIFTH, Section 6 of the Certificate of Incorporation as of the date of this Agreement shall be deleted in its entirety.

6. Article SEVENTH of the Certificate of Incorporation as of the date of this Agreement shall be deleted in its entirety.

7. Article TENTH of the Certificate of Incorporation as of the date of this Agreement shall be deleted in its entirety.

8. A new article shall be added to the Certificate of Incorporation, such article to read in its entirety as set forth below:2

‘‘[INSERT ARTICLE NUMBER].

Section 1.  At any time the Stockholders Agreement, dated as of [ • ], 2009, by and among the Corporation and [ • ], as amended from time to time (the “Stockholders Agreement”), is in effect, if the number of Investor Directors (as defined in the Stockholders Agreement) then serving on the Board of Directors is not equal to the Investor Director Number (as defined in the Stockholders Agreement), then (x) each CD&R Director (as defined in the Stockholders Agreement) then serving on the Board of Directors shall have, on all matters, that number of votes equal to (i) the Investor Director Number less the number of Investor Independent Directors (as defined in the Stockholders Agreement) and Other Investor Directors (as defined in the Stockholders Agreement) divided by (ii) the number of CD&R Directors then serving on the Board of Directors and (y) each director then serving on the Board of Directors other than a CD&R Director shall have one vote on all matters; provided, that, if there is no CD&R Director then serving on the Board of Directors, then (a) each Investor Director then serving on the Board of Directors shall have, on all matters, that number of votes equal to (i) the Investor Director Number divided by (ii) the number of Investor Directors then serving on the Board of Directors and (b) each director then serving on the Board of Directors other than an Investor Director shall have one vote on all matters.

Section 2.  At any time that any CD&R Director or Investor Director has more than one vote pursuant to this Article [ • ], all references in this Restated Certificate of Incorporation, the Bylaws of the Corporation and any other charter document of the Corporation, as each may be amended from time to time, to “a majority of the directors,” “a majority of the directors then in office,” “a majority of the remaining directors,” “a majority of the entire Board of Directors,” “a majority of the total number of directors “and similar phrases shall be interpreted to give effect to the proportional voting provisions of this Article [ • ] on all matters such that (a) the references to “directors” or “Board of Directors” shall mean a number of directors equal to the number of directors that are not Investor Directors then serving on the Board of Directors, plus the then applicable Investor Director Number and (ii) the references to “majority” shall mean a majority of the aggregate number of votes to which each director is entitled pursuant to this Article [ • ].”

2 To be conformed to provide for instances in which the limitations and requirements imposed by Law, regulation or the rules of a stock exchange on which the securities of the Company are quoted or listed for trading require a change in the composition of the Board of Directors with respect to the number of directors that are “Independent” ; in such instances, the Investor Directors that are “Independent” under the applicable Law, regulation or rule shall be the Investor Directors that have a number of votes greater than one vote.

Schedule 6.2(c)

Certain Actions

1. The Company, through action of the Board and otherwise, shall approve and use its best efforts to obtain the affirmative vote or consent of the holders of the outstanding shares of Common Stock necessary to increase the number of authorized shares of Common Stock so that the number of authorized, unissued and otherwise unreserved shares of Common Stock is no less than 110% of the number of shares of Common Stock required to permit the conversion of all then-outstanding shares of Series B Preferred Stock into shares of Common Stock in accordance with the applicable terms of conversion as set forth in the Series B Certificate.

2. The Company, through action of the Board and otherwise, shall approve and use its best efforts to obtain the affirmative vote and consent of the outstanding shares of capital stock of the Company to effect a reclassification (e.g. a reverse stock split) of the outstanding and issued shares of Common Stock as may be necessary to cause the Company to have a number of authorized, unissued and otherwise unreserved shares of Common Stock equal to no less than 110% of the number of shares of Common Stock required to permit the conversion of all then-outstanding shares of Series B Preferred Stock into shares of Common Stock in accordance with the applicable terms of conversion as set forth in the Series B Certificate.

3. The Company, through action of its Board of Directors and otherwise, shall approve and use its best efforts to obtain the affirmative vote or consent of the outstanding shares of capital stock of the Company to create a new class of capital stock (e.g. Class A Common Stock), identical in all material respects to the Common Stock (except that the Company shall be required to (1) pay a dividend or distribution on such capital stock whenever and to such an extent that a dividend or distribution is paid on the Common Stock and (2) pay a dividend or distribution on the Common Stock whenever and to such an extent that a dividend or distribution is paid on such capital stock), into which the then outstanding shares of Series B Preferred Stock could convert, which new class of capital stock would also be convertible into shares of Common Stock on a one-for-one basis at the election of the holder of Series B Preferred Stock (or such new class of capital stock) and which new class of capital stock, at the option of the Investor, would be registered with the Commission and publicly listed on the stock exchange on which the Common Stock is then listed and traded.

Annex G

FORM OF
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
SERIES B CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED STOCK
OF
NCI BUILDING SYSTEMS, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that, pursuant to the authority expressly vested in the Board of Directors of NCI Building Systems, Inc., a Delaware corporation (the “Corporation”), by the Certificate of Incorporation, the Board of Directors has by resolution duly provided for the issuance of and created a series of Preferred Stock of the Corporation, par value $1.00 per share (the “Preferred Stock”), and in order to fix the designation and amount and the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock, has duly adopted resolutions setting forth such rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of a series of Preferred Stock as set forth in this Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock (the ”Certificate”).

Each share of such series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

Section 1. Number of Shares and Designation.  [ • ] shares of Preferred Stock of the Corporation shall constitute a series of Preferred Stock designated as Series B Cumulative Convertible Participating Preferred Stock (the “Series B Preferred Stock”). Subject to and in accordance with the provisions of Section 11(b), the number of shares of Series B Preferred Stock may be increased (to the extent of the Corporation’s authorized and unissued Preferred Stock) or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors and the filing of a certificate of increase or decrease, as the case may be, with the Secretary of State of the State of Delaware.

Section 2. Rank.  The Series B Preferred Stock shall, with respect to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise (i) rank senior and prior to the Corporation’s common stock, par value $0.01 per share (the “Common Stock”) and each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks junior to the Series B Preferred Stock as to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise (all of such equity securities, including the Common Stock, are collectively referred to herein as the “Junior Securities”) and (ii) rank junior to each class or series of equity securities of the Corporation, whether currently issued or issued in the future without violation of this Certificate, that by its terms ranks senior to the Series B Preferred Stock as to payment of dividends, redemption payments, rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise (all of such equity securities are collectively referred to herein as the “Senior Securities”). The respective definitions of Junior Securities and Senior Securities shall also include any securities, rights or options exercisable or exchangeable for or convertible into any of the Junior Securities or Senior Securities, as the case may be. At the time of the initial issuance of the Series B Preferred Stock there shall be no Senior Securities outstanding. For the avoidance of doubt, at the time of the initial issuance of the Series B Preferred Stock or at any time in the future during which shares of Series B Preferred Stock are outstanding, there shall be no other class or series of equity securities of the Corporation that ranks on parity with the Series B Preferred Stock as to payment of dividends, redemption payments or rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation. Each other class or series of equity securities of the Corporation issued at any time during which shares of Series B Preferred Stock are outstanding shall, subject to and in accordance with the provisions of Section 11, expressly by its terms rank junior or senior to the Series B Preferred Stock as to payment of dividends, redemption payments or rights (including as to the distribution of assets) upon liquidation, dissolution or winding up of the affairs of the Corporation.

Section 3. Definitions.  As used herein the following terms shall have the meanings set forth below or in the section cross-referenced below, as applicable, whether used in the singular or the plural:

“Accrued Dividends” means, as of any date, with respect to any share of Series B Preferred Stock, all dividends that have accrued pursuant to Section 4(a)(ii) but that have not been paid as of such date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Current Market Price” means (i) in connection with an issuance or sale of any Common Stock, Convertible Securities or Options other than Excluded Stock in an underwritten public offering, the Current Spot Market Price or (ii) in connection with any other issuance or sale of any Common Stock, Convertible Securities or Options other than Excluded Stock, the Current Average Market Price.

“Applicable Default Dividend Rate” means (i) except in connection with a Default of the type set forth in clause (iii) of the definition of “Default” occurring after June 30, 2011, 3.00% per annum and (ii) in connection with a Default of the type set forth in clause (iii) the definition of “Default” occurring after June 30, 2011, 6.00% per annum.

“Applicable Non-Qualified Business Combination” has the meaning set forth in Section 9(a)(i).

“Automatic Conversion Date” means the date of the event set forth in clause (x) or (y), as applicable, of the first sentence of Section 9(a)(i).

“Base Amount” means, with respect to any share of Series B Preferred Stock, as of any date, the sum of (x) the Liquidation Preference and (y) the Base Amount Accrued Dividends with respect to such share.

“Base Amount Accrued Dividends” means, with respect to any share of Series B Preferred Stock, as of any date, (i) if a Series B Preferred Dividend Payment Date has occurred since the issuance of such share, the Accrued Dividends with respect to such share as of the preceding Series B Preferred Dividend Payment Date or (ii) if no Series B Preferred Dividend Payment Date has occurred since the issuance of such share, zero.

“Base Dividend Rate” means, for any day, 12.00% per annum, subject to adjustment pursuant to Section 4(d); provided, however, in the event that Series B Preferred Dividends are paid in cash on the Series B Dividend Payment Date on which such Series B Preferred Dividends would otherwise compound, the “Base Dividend Rate,” for any day during the Payment Period to and including the Series B Preferred Dividend Payment Date on which such Series B Dividends are paid, shall be equal to 8.00% per annum, subject to adjustment pursuant to Section 4(d).

“Beneficially Own” and “Beneficial Ownership” have the meaning set forth in Section 8(c)(ii).

“Board of Directors” means the board of directors of the Corporation or any committee thereof duly authorized to act on behalf of such board of directors.

“Business Combination” means (i) any reorganization, consolidation, merger, share exchange, tender or exchange offer or other business combination or similar transaction involving the Corporation with any Person or (ii) the sale, assignment, conveyance, transfer, lease or other disposition (including by liquidation or dissolution of the Corporation) by the Corporation of all or substantially all of its assets to any Person.

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions are not required to be open in the State of New York or Texas.

“By-laws” means the By-laws of the Corporation as amended from time to time.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Certificate” has the meaning set forth in the preamble.

“Certificate of Incorporation” means the Corporation’s Restated Certificate of Incorporation, as amended from time to time.

“Change of Control” has the meaning set forth in Section 8(c)(i).

“Change of Control Date” has the meaning set forth in Section 8(a)(i).

“Change of Control Notice” has the meaning set forth in Section 8(b)(i).

“Change of Control Redemption” has the meaning set forth in Section 8(a)(i).

“Change of Control Redemption Date” means, with respect to each share of Series B Preferred Stock, the date on which the Corporation makes the payment in full in cash of the Change of Control Redemption Price for such share to the Holder of such share.

“Change of Control Redemption Price” means (i) with respect to each share of Series B Preferred Stock that a Holder of shares of Series B Preferred Stock has requested be redeemed pursuant to Section 8(a)(i) or Section 8(a)(ii), the applicable Make-Whole Change of Control Redemption Price for such share of Series B Preferred Stock and (ii) with respect to each share of Series B Preferred Stock that a Holder of shares of Series B Preferred Stock has requested be redeemed pursuant to Section 8(a)(iii), the applicable Other Change of Control Redemption Price for such share of Series B Preferred Stock.

“Closing Debt Agreements” has the meaning set forth in Section 8(c)(i)(C).

“Closing Price” of the Common Stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Common Stock on the New York Stock Exchange on such date. If the Common Stock is not traded on the New York Stock Exchange on any date of determination, the Closing Price of the Common Stock on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation and approved by a majority of the outstanding shares of Series B Preferred Stock for this purpose.

For purposes of this Certificate, all references herein to the “Closing Price” and “last reported sale price” of the Common Stock on the New York Stock Exchange shall be such closing sale price and last reported sale price as reflected on the website of the New York Stock Exchange (http://www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price or last reported sale price as reflected on the website of the New York Stock Exchange and as reported by Bloomberg Professional Service, the closing sale price and last reported sale price on the website of the New York Stock Exchange shall govern. If the date of determination is not a Trading Day, then such determination shall be made as of the last Trading Day prior to such date.

“Common Stock” has the meaning set forth in Section 2.

“Common Stock Dividend Payment Date” has the meaning set forth in Section 4(a)(i).

“Common Stock Dividend Record Date” has the meaning set forth in Section 4(a)(v).

“Conversion Date” has the meaning set forth in Section 6(b)(iii).

“Conversion Notice” has the meaning set forth in Section 6(b)(i).

“Conversion Price” means, as of any date, the Initial Conversion Price, as adjusted pursuant to Section 10.

“Conversion Right” has the meaning set forth in Section 6(a)(i).

“Convertible Securities” means indebtedness or shares of Capital Stock convertible into or exchangeable for Common Stock.

“Corporation” has the meaning set forth in the preamble.

“Corporation Milestone Redemption Right” has the meaning set forth in Section 7(a)(ii).

“Current Average Market Price” means, on any date, the average of the daily Closing Price per share of the Common Stock or other securities on each of the 10 consecutive Trading Days preceding the earlier of the day before the date in question and the day before the Ex-Date with respect to the issuance or distribution giving rise to an adjustment to the Conversion Price, if any.

“Current Spot Market Price” means, on any date, the Closing Price per share of the Common Stock or other securities on the Trading Day preceding the earlier of the date in question and the day before the Ex-Date with respect to the issuance or distribution giving rise to an adjustment to the Conversion Price, if any.

“Default” means (i) the Corporation’s failure to pay any Participating Dividend contemplated by Section 4(a)(i), (ii) following the date on which there are no outstanding Convertible Notes (as defined in the Investment Agreement), the Corporation’s failure to pay, in cash or kind, any Series B Preferred Dividend contemplated by Section 4(a)(ii) on the applicable Series B Preferred Dividend Payment Date, (iii) the Corporation’s failure at any time after June 30, 2010 to reserve and keep available for issuance the number of shares of Common Stock required pursuant to Section 6(a)(iii), (iv) the Corporation’s failure to maintain the listing of the Common Stock on the New York Stock Exchange or another U.S. national securities exchange, (v) the Corporation’s violation of Section 4(c) or Section 4(e), (vi) the Corporation’s failure to comply with its obligations to convert Series B Preferred Stock in compliance with Section 6 (without giving effect to the proviso to the first sentence of Section 6(a)(i)) or Section 9 or (vii) the Corporation’s failure to redeem Series B Preferred Stock in compliance with Section 7 or Section 8; except that no Default (A) shall be deemed to have occurred or (B) shall be deemed to be continuing, in each case, in connection with a failure of the type described in clauses (i) — (vii) above if (a) the Board of Directors can take an action which could reasonably be expected to prevent (in case of clause (A)) or to cure (in the case of clause (B)) such failure (a “Cure Action”), (b) the Board of Directors does not promptly take such Cure Action and (c) at any time when the Board of Directors could have taken a Cure Action and it fails to take such Cure Action with respect to such failure, the aggregate number of votes that the Investor Directors (as defined in the Stockholders Agreement) are entitled to cast constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or, if the failure to take such Cure Action was with the approval of the Board of Directors, the aggregate number of votes that were cast by the Investor Directors constituted a majority of the total number of votes that could be cast by the directors constituting the quorum that granted such approval; provided, however, if taking a Cure Action with respect to a failure of the type described in clauses (i) — (vii) above (x) would result in a Cross Default, (y) would be adverse to the best interests of the Corporation in the good faith judgment of a majority of the Unaffiliated Shareholder Directors or (z) if the failure to take such Cure Action was with the approval of the Board of Directors, a majority of the number of votes that were cast by the Independent Directors serving on the Board of Directors at the time of such approval were not cast in favor of taking the Cure Action, such failure of the type described in clauses (i) — (vii) above shall constitute a Default. As used herein, “Cross Default” shall mean the performance of such action by the Corporation will (I) result in a breach of any provision of applicable Law or the Certificate of Incorporation, (II) result in, with notice or lapse of time or both, an event of default under, or result in the termination of, or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit under any agreement, arrangement, commitment, plan or other instrument or obligation to which the Corporation, or any of its Subsidiaries, is a party or by which the Corporation or any of its Subsidiaries may be bound, or to which the Corporation or any of its Subsidiaries or any of the properties, assets, or rights of the Corporation or any of its Subsidiaries may be subject or (III) result in a breach of any injunction, judgment, decree or other order of any court or governmental agency to which the Corporation is a party or by which it is bound or (IV) requires the consent of the stockholders of the

Corporation or any other Person (other than the Investor pursuant to Section 6.1 of the Stockholders Agreement) and (1) there is reasonably sufficient time to obtain such consent under applicable Law prior to the applicable failure, the Board of Directors, if required, timely authorized the Corporation to seek such consent, such consent is not obtained prior to the applicable failure and, if the consent required is of the stockholders of the Corporation, at the time the vote is taken or the written consent of stockholders is solicited with respect to such Cure Action, the Investor does not Beneficially Own, directly or indirectly, 45% or more of the voting power of each group of voting securities of the Corporation (including, each separate class or series of voting stock of the Corporation) the affirmative vote or written consent of which is required, by applicable Law or otherwise, to approve such Cure Action or the Investor votes all shares of voting securities of the Corporation Beneficially Owned by it entitled to vote with respect to such Cure Action to approve such Cure Action; or (2) there is not reasonably sufficient time to obtain such consent under applicable Law; provided, however, there shall be no Cross Default under clause (II) above in connection with any agreement, arrangement, commitment, plan or other instrument (excluding any agreement, arrangement, commitment, plan or other instrument relating to indebtedness that is material to the Corporation and its Subsidiaries, taken as a whole) or under clause (III) above unless such result (in the case of clause (II) above) or such breach (in the case of clause (III) above) would reasonably be expected to materially and adversely affect the business, assets, results of operations or financial condition of the Corporation and its Subsidiaries, taken as a whole.

“Designated Change of Control Redemption Date” has the meaning set forth in Section 8(a)(ii).

“Designated Milestone Redemption Date” means a business day on or after the Milestone Date that (i) in the case of a Holder Milestone Redemption Request pursuant to Section 7(b)(i) is not less than 30 days nor more than 90 days following the date of such Holder Milestone Redemption Request or (ii) in the case of a notice given to the Holders by the Corporation pursuant to Section 7(b)(ii) is not less than 30 days nor more than 90 days following the date of such notice.

“DGCL” has the meaning set forth in the preamble.

“Dividend Payment Record Date” has the meaning set forth in Section 4(a)(v).

“Dividend Rate” means, for any day, the Base Dividend Rate as increased by the Applicable Default Dividend Rate, if any, applicable on such day pursuant to Section 4(b).

“Dividend Reduction Event” has the meaning set forth in Section 4(d).

“Dividend Reduction Price” means $1.2748 per share of Common Stock (as adjusted for any stock dividends, splits, combinations and similar events).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Exchange Property” has the meaning set forth in Section 9(a)(i).

“Excluded Stock” means (i) shares of Common Stock issued by the Corporation as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of Capital Stock, in each case, which is subject to the provisions of Section 10(a)(i) or Section 10(a)(ii), or upon conversion of shares of Capital Stock (but not the issuance of such Capital Stock, which will be subject to the provisions of Section 10(a)(iii) and Section 10(b)), (ii) shares of Common Stock (including shares of Common Stock issued upon exercise of Options) and Options for Common Stock issued to directors or employees of the Corporation pursuant to a stock option plan, restricted stock plan or other agreement approved by the Board of Directors, (iii) shares of Common Stock issued in connection with acquisitions of assets or securities of another Person (other than issuances to Persons that were Affiliates of the Corporation at the time that the agreement with respect to such issuance was entered into) and (iv) shares of Common Stock issued upon conversion of the Series B Preferred Stock; provided, shares or Options set forth in clauses (i)-(iii) shall be “Excluded Stock” only if such shares or Options are issued in accordance with the terms of the Stockholders Agreement.

“Ex-Date” when used with respect to any issuance or distribution, means the first date on which the Common Stock or other securities trade without the right to receive the issuance or distribution giving rise to an adjustment to the Conversion Price.

“Group” shall mean any “group” as such term is used in Section 13(d)(3) of the Exchange Act.

“Holder” means, at any time, the Person in whose name shares of Series B Preferred Stock are registered, which may be treated by the Corporation as the absolute owner of the shares of Series B Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

“Holder Milestone Redemption Request” has the meaning set forth in Section 7(b)(i).

“Holder Milestone Redemption Right” has the meaning set forth in Section 7(a)(i).

“Implied Quarterly Dividend Amount” means, with respect to any share of Series B Preferred Stock, as of any date, the product of (a) the Base Amount of such share of Series B Preferred Stock on such date and (b) one-fourth of the Dividend Rate applicable on such date.

“Independent Directors” has the meaning set forth in the Stockholders Agreement.

“Independent Majority” has the meaning set forth in Section 10(a)(iii)(B).

“Initial Conversion Price” means (i) with respect to each share of Series B Preferred Stock issued on the Original Issuance Date, $1.2748 per share of Common Stock and (ii) with respect to each share of Series B Preferred Stock issued as payment of a Series B Preferred Dividend in accordance with Section 4, the Conversion Price in effect immediately prior to the issuance of such share.

“Investment Agreement” means the Investment Agreement, dated as of August 14, 2009, by and between Clayton, Dubilier & Rice Fund VIII, L.P. a Cayman exempted limited partnership and the Corporation, as the same may be amended from time to time.

“Investor” has the meaning set forth in the Stockholders Agreement.

“Investor Portfolio Company” has the meaning set forth in the Stockholders Agreement.

“Issuance Date” means with respect to a share of Series B Preferred Stock, the date of issuance of such share of Series B Preferred Stock.

“Junior Securities” has the meaning set forth in Section 2.

“Law” has the meaning set forth in the Stockholders Agreement.

“Liquidation” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Liquidation Preference” means, with respect to each share of Series B Preferred Stock, $1,000.00 per share.

“Make Whole Change of Control Redemption Price” has the meaning set forth in Section 8(a)(i).

“Milestone Date” means the tenth anniversary of the Original Issuance Date.

“Milestone Redemption Date” means, with respect to each share of Series B Preferred Stock, the date on which the Corporation makes the payment in full in cash of the Milestone Redemption Price for such share to the Holder of such share.

“Milestone Redemption Price” has the meaning set forth in Section 7(a)(i).

“Milestone Redemption Requesting Holder” means each Holder making a Holder Milestone Redemption Request pursuant to Section 7(b)(i).

“Non-Qualified Business Combination” means a Business Combination that is not an Qualified Business Combination.

“Officer” means the Chief Executive Officer, Chief Operating Officer, President, Vice President-Finance, any Vice President, Secretary, Treasurer or Controller of the Corporation.

“Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

“Original Issuance Date” means the date of closing pursuant to the Investment Agreement.

“Other Capital Stock” has the meaning set forth in Section 6(a)(i).

“Other Change of Control Redemption Price” has the meaning set forth in Section 8(a)(iii).

“Outstanding Corporation Voting Stock” means, as of any date, the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors.

“Participating Dividends” has the meaning set forth in Section 4(a)(i).

“Payment Period” means, with respect to a share of Series B Preferred Stock, the period beginning on the day after the preceding Series B Preferred Dividend Payment Date (or the Issuance Date if no Series B Preferred Dividend Payment Date has occurred since the issuance of such share) to and including the next Series B Preferred Dividend Payment Date.

“Person” means an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Preferred Stock” has the meaning set forth in the preamble.

“Principal Market” means, with respect to any day on which the shares of Common Stock are listed or admitted to trading or quoted on any securities exchange or quotation facility (whether U.S. national or regional or non-U.S.), the principal such exchange or facility on which the shares of Common Stock are so listed or admitted or so quoted.

“Pro Rata Repurchase” means any purchase of shares of Common Stock by the Corporation or any Affiliate (other than Investor or any of its Affiliates) thereof pursuant to any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, whether for cash, shares of capital stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other Person or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a Subsidiary of the Corporation), or any combination thereof, effected while any shares of Series B Preferred Stock are outstanding; provided, however, that “Pro Rata Repurchase” shall not include any purchase of shares by the Corporation or any Affiliate thereof made in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act. The “Effective Date” of a Pro Rata Repurchase means the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

“Qualified Business Combination” means a Business Combination immediately following which (i) the individuals and entities that Beneficially Owned the Outstanding Corporation Voting Stock immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than 50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of the entity resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the voting power of the Outstanding Corporation Voting Stock, and (ii) no Person (excluding the Investor and its Affiliates) either (x) Beneficially Owns, directly or indirectly, more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity than the Investor and its Affiliates so Beneficially Own, and the Investor and its Affiliates shall Beneficially Own, directly or indirectly, more than 17.5% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity, or (y) Beneficially Owns, directly or indirectly, 25% or more of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity.

“Redemption Agent” means a redemption agent that meets the criteria set forth in Section 13(g).

“Register” means the securities register maintained in respect of the Series B Preferred Stock by the Transfer Agent or the Corporation.

“Required Number of Shares” has the meaning set forth in Section 8(b)(iii).

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Securities” has the meaning set forth in Section 2.

“Series B Preferred Dividends” has the meaning set forth in Section 4(a)(ii).

“Series B Preferred Dividend Payment Date” means March 15, June 15, September 15 and December 15 of each year (each, a “Quarterly Date”), commencing on the first Quarterly Date immediately following the Original Issuance Date; provided, that if any such Quarterly Date is not a Business Day then the “Series B Preferred Dividend Payment Date” shall be the next Business Day immediately following such Quarterly Date.

“Series B Preferred Stock” has the meaning set forth in Section 1.

“Specified Contract Terms” has the meaning set forth in Section 8(b)(iii).

“Stockholders Agreement” means the Stockholders Agreement, dated as of the Original Issuance Date, by and between [ • ] and the Corporation, as the same may be amended from time to time.

“Successor Debt Agreement” has the meaning set forth in Section 8(c)(i)(C).

“Subsidiary” of any Person means those corporations, associations and other entities of which such Person owns or controls more than 50% of the outstanding equity securities either directly or through entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent.

“Trading Day” means a day on which the Principal Market is open for the transaction of business, or if the shares of Common Stock are not listed or admitted to trading and are not quoted on any securities exchange or quotation facility, a Business Day.

“Transfer Agent” means [ • ], or as later changed pursuant to Section 12(a), acting as the Corporation’s duly appointed transfer agent, registrar and conversion and dividend disbursing agent for the Series B Preferred Stock, and its successors and assigns.

“Transfer Restrictions” means the restrictions on Transfer (as defined in the Stockholders Agreement) set forth in Section 4.1 of the Stockholders Agreement.

“Treasury Rate” means, as of any Change of Control Redemption Date, the yield to maturity as of such Change of Control Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Change of Control Redemption to the Milestone Date; provided, however, that if the period from the Change of Control Redemption to the Milestone Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unaffiliated Shareholder Director” has the meaning set forth in the Stockholders Agreement.

“VWAP” per share of Common Stock on any date of determination means the volume-weighted average sale price per share of Common Stock on the Principal Market as displayed under the heading Bloomberg VWAP on Bloomberg page “NCS Equity VWAP” (or any appropriate successor page) in respect of the period from the open of trading until the close of trading on the Principal Market on such date of determination (or if such volume-weighted average price is unavailable or not provided for any reason, or there is no Principal Market for the Common Stock, the market price per share of Common Stock on that date determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Corporation and approved by a majority of the outstanding shares of Series B Preferred Stock for this purpose).

In addition to the above definitions, unless the context requires otherwise:

(i) any reference to any statute, regulation, rule or form as of any time shall mean such statute, regulation, rule or form as amended or modified and shall also include any successor statute, regulation, rule or form from time to time;

(ii) references to “$” or “dollars” means the lawful coin or currency the United States of America; and

(iii) references to “Section” are references to Sections of this Certificate.

Section 4. Dividends.

(a) The Holders of the issued and outstanding shares of Series B Preferred Stock shall be entitled to receive, out of assets legally available for the payment of dividends, dividends on the terms described below:

(i) Holders of shares of Series B Preferred Stock shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all cash dividends paid on the shares of Common Stock as if immediately prior to each Common Stock Dividend Record Date (as defined below), all shares of Series B Preferred Stock then outstanding were converted into shares of Common Stock (assuming that all of the then issued and outstanding shares of Series B Preferred Stock could be converted into shares of Common Stock on the record date in respect of such dividend). Dividends or distributions payable pursuant to this Section 4(a)(i) (the “Participating Dividends”) shall be payable on the same date that such dividends or distributions are payable to holders of shares of Common Stock (a “Common Stock Dividend Payment Date”), and no dividends shall be payable to holders of shares of Common Stock unless the full dividends contemplated by this Section 4(a)(i) are paid at the same time to the Holders of the Series B Preferred Stock. Other than in respect of dividends paid in cash on the shares of Common Stock as and to the extent provided for in this paragraph (i), Holders of shares of Series B Preferred Stock shall not be entitled to participate in dividends or distributions of any nature paid on or in respect of the Common Stock or to holders thereof.

(ii) In addition to any dividends pursuant to Section 4(a)(i), the Corporation shall pay, if, as and when declared by the Board of Directors, out of funds legally available therefor, on each Series B Preferred Dividend Payment Date dividends on each outstanding share of Series B Preferred Stock (the “Series B Preferred Dividends”) at a rate per annum equal to the Dividend Rate as further specified below. Series B Preferred Dividends on each share of Series B Preferred Stock shall accrue and accumulate on a daily basis from the Issuance Date of such share, whether or not declared and whether or not the Corporation has funds legally available for the payment of such dividends, shall compound quarterly on each Series B Preferred Dividend Payment Date and shall be payable quarterly in arrears, if, as and when so authorized and declared by the Board of Directors, on each Series B Preferred Dividend Payment Date, commencing on the first Series B Preferred Dividend Payment Date following the Issuance Date of such share. The amount of Series B Preferred Dividends accruing with respect to any share of Series B Preferred Stock for any day shall be determined by dividing (x) the Implied Quarterly Dividend Amount with respect to such day by (y) the actual number of days in the Payment Period in which such day falls. The amount of Series B Preferred Dividends payable with respect to any share of Series B Preferred Stock for any Payment Period shall equal the sum of the Series B Preferred Dividends accrued in accordance with the prior sentence of this Section 4(a)(ii) with respect to such share during such Payment Period. Series B Preferred Dividend payments shall be aggregated per Holder and shall be made to the nearest cent (with $.005 being rounded upward).

(iii) Subject to and in accordance with the provisions of Section 4(a)(iv), the Series B Preferred Dividends may, at the option of the Corporation, be paid in cash or by issuing fully paid and nonassessable shares of Series B Preferred Stock. If the Corporation pays any Series B Preferred Dividend in shares of Series B Preferred Stock, the number of shares of Series B Preferred Stock to be paid in respect of such Series B Preferred Dividend will be equal to the number of shares (including fractional shares) that have an aggregate Liquidation Preference equal to the amount of such Series B Preferred Dividend.

(iv) Notwithstanding anything to the contrary in this Section 4(a) (including for the avoidance of doubt, the last sentence of Section 4(a)(v)), the Corporation shall not pay any Series B Preferred Dividends accumulating prior to the date following the first date on which there are no longer any outstanding Convertible Notes (as defined in the Investment Agreement) by issuing fully paid and nonassessable shares of Series B Preferred Stock, but must pay such Series B Preferred Dividends on any applicable Series B Preferred Dividend Payment Date, if at all, in cash.

(v) Each Participating Dividend or Series B Preferred Dividend shall be paid pro rata to the Holders entitled thereto. Each Participating Dividend or Series B Preferred Dividend shall be payable to the Holders of Series B Preferred Stock as they appear on the Register at the close of business on the record date designated by the Board of Directors for such dividends (each such date, a “Dividend Payment Record Date”), which (i) with respect to Participating Dividends, shall be the same day as the record date for the payment of dividends to the holders of shares of Common Stock (the “Common Stock Dividend Record Date”) and, (ii) with respect to Series B Preferred Dividends, shall be not more than thirty (30) days nor less than ten (10) days preceding the applicable Series B Preferred Dividend Payment Date. Notwithstanding the forgoing, the Base Amount Accrued Dividends may be declared and paid in cash or in shares of Series B Preferred Stock at any time to Holders of record on the Dividend Payment Record Date therefor.

(b) Upon the occurrence of a Default, the Dividend Rate shall increase by the Applicable Default Dividend Rate from and including the date on which the Default shall occur and be continuing through but excluding the date on which all then occurring Defaults are no longer continuing. The Dividend Rate shall not be increased further pursuant to this Section 4(b) for a subsequent Default occurring while the Dividend Rate is already increased pursuant to this Section 4(b); provided, however, in the event that a Default of the type set forth in clause (iii) of the definition of “Default” occurs, or is continuing to occur, after June 30, 2011 and the Applicable Default Dividend Rate in effect as of such date is 3.00% per annum, the Dividend Rate shall increase by an additional 3.00% per annum and shall remain so increased until the date on which such Default set forth in clause (iii) is no longer continuing.

(c) At any time during which a Default shall be occurring, no dividends shall be declared or paid or set apart for payment, or other distributions declared or made, upon any Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Securities) by the Corporation, directly or indirectly (except, subject to and in accordance with the provisions of Section 11 hereof and Article VI of the Stockholders Agreement, by conversion into or exchange for Junior Securities or the payment of cash in lieu of fractional shares in connection therewith).

(d) If, at any time after the 30-month anniversary of the Original Issuance Date, the VWAP per share of Common Stock equals or exceeds 200% of the Dividend Reduction Price for each Trading Day during any period of 20 consecutive Trading Days (the “Dividend Reduction Event”), the Base Dividend Rate shall become 0.00% commencing on the day immediately following the last Trading Day of such period of 20 consecutive Trading Days and for all days thereafter. Within 30 days of an adjustment to the Dividend Rate pursuant to this Section 4(d), the Corporation shall send notice by first class mail, postage prepaid, addressed to the Holders stating such adjustment and the basis therefor. For the avoidance of doubt, the Dividend Rate shall be subject to increase pursuant to Section 4(b) even if the Base Dividend Rate becomes 0.00% pursuant to this Section 4(d).

(e) Neither the Corporation nor any of its Subsidiaries shall (i) declare, pay or set aside for payment any dividends or distributions upon any Junior Securities (except, (x) subject to and in accordance with the provisions of Section 11 hereof and Article VI of the Stockholders Agreement, for any such dividends or distributions payable solely in Junior Securities or (y) for such ordinary cash dividends (as may be determined and declared by the Board of Directors from time to time) declared, paid or set aside for payment after the Dividend Reduction Event on shares of Common Stock in which the shares of Series B Preferred Stock participate pursuant to Section 4(a)(i)) or (ii) repurchase, redeem or otherwise acquire any Junior Securities for any consideration or pay any moneys or make available for a sinking fund for the redemption of any shares of such Junior Securities (except, subject to and in accordance with the provisions of Section 11 hereof and Article VI of the Stockholders Agreement, by conversion into or exchange for Junior Securities or the payment of cash in lieu of fractional shares in connection therewith and any consideration consisting solely of Junior Securities), unless, in each case, the Corporation has access to sufficient lawful funds immediately following such action such that the Corporation would be legally permitted to redeem in full all shares of the Series B Preferred Stock then outstanding for an amount equal to the sum of (A) the aggregate Liquidation Preference and (B) the aggregate Accrued Dividends of such shares as of such date.

Section 5. Liquidation Rights.

(a) In the event of any Liquidation, each Holder shall be entitled to receive liquidating distributions out of the assets of the Corporation legally available for distribution to its stockholders, before any payment or distribution of any assets of the Corporation shall be made or set apart for holders of any Junior Securities, including, without limitation, the Common Stock, for such Holder’s shares of Series B Preferred Stock in an amount equal to the greater of (i) the sum of (A) the aggregate Liquidation Preference and (B) the aggregate Accrued Dividends of such shares as of the date of the Liquidation and (ii) the amount such Holder would have received had such Holder, immediately prior to such Liquidation, converted such shares of Series B Preferred Stock into shares of Common Stock (pursuant to Section 6 without regard to any of the limitations on convertibility contained therein).

(b) In the event the assets of the Corporation available for distribution to stockholders upon a Liquidation, shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series B Preferred Stock pursuant to Section 5(a), such assets, or the proceeds thereof, shall be distributed among the Holders ratably in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled upon such Liquidation.

(c) Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets or business of the Corporation (other than in connection with the liquidation, dissolution or winding up of its business) nor the merger or consolidation of the Corporation into or with any other Person shall by itself be deemed to be a Liquidation for purposes of this Section 5.

Section 6. Conversion.

(a) Conversion Right.

(i) Subject to and in accordance with the provisions of this Section 6, each Holder of shares of Series B Preferred Stock shall have the right (the “Conversion Right”), at any time and from time to time, at such Holder’s option, to convert all or any portion of such Holder’s shares of Series B Preferred Stock into fully paid and non-assessable shares of Common Stock or such other shares of capital stock of the Corporation identical in all material respects to the Common Stock (except that the Corporation shall be required to (1) pay a dividend or distribution on such capital stock whenever and to such an extent that a dividend or distribution is paid on the Common Stock and (2) pay a dividend or distribution on the Common Stock whenever and to such an extent that a dividend or distribution is paid on such capital stock) as shall have been approved or consented to, in addition to any vote required by law, by the holders of a majority of the then issued and outstanding shares of Series B Preferred Stock (“Other Capital Stock,” and for purposes of this Section 6 (and otherwise throughout this Certificate where such inclusion is appropriate by the context) Common Stock and Other Capital Stock shall be collectively referred to as “Common Stock”); provided, that the Conversion Right shall be exercisable only to the extent that there is a sufficient number of authorized and unissued (or issued and included in treasury) and otherwise unreserved shares of Common Stock into which such shares of Series B Preferred Stock sought to be converted may convert. Upon a Holder’s election to exercise the Conversion Right, each share of Series B Preferred Stock for which the Conversion Right is exercised shall be converted into such number of shares of Common Stock (calculated as to each conversion to the nearest 1/10,000th of a share) equal to the quotient of (A) the sum of (1) the Liquidation Preference and (2) the Accrued Dividends of such share as of the Conversion Date, divided by (B) the Conversion Price of such share in effect at the time of conversion.

(ii) No fractional shares of Common Stock shall be issued upon the conversion of any shares of Series B Preferred Stock. If more than one share of Series B Preferred Stock shall be surrendered for conversion at one time by the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the sum of (A) the aggregate Liquidation Preference and (B) the aggregate Accrued Dividends as of the Conversion Date, on all shares of Series B Preferred Stock so surrendered. If the conversion of any share or shares of Series B Preferred Stock results in a fractional share of Common Stock issuable after application of the immediately preceding sentence, as applicable, the Corporation shall pay a cash amount in lieu of issuing such fractional share in an amount equal to such fractional interest multiplied by the Closing Price on the Trading Day immediately prior to the Conversion Date.

(iii) The Corporation will (to the extent and for so long as the shares of Series B Preferred Stock is convertible) at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting conversions of the Series B Preferred Stock into shares of Common Stock, a number of shares of Common Stock equal to 110% of the number of shares of Common Stock issuable upon conversion of all outstanding shares of Series B Preferred Stock. The Corporation shall take all action permitted by law, including calling meetings of stockholders of the Corporation and soliciting proxies for any necessary vote of the stockholders of the Corporation, to amend the Certificate of Incorporation to increase the number of authorized and unissued shares of Common Stock (or to otherwise comply with the provisions of Section 6.2 of the Stockholders Agreement) if at any time there shall be insufficient authorized and unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series B Preferred Stock. The Corporation covenants that the Series B Preferred Stock and all Common Stock that may be issued upon conversion of Series B Preferred Stock shall upon issuance be duly authorized, fully paid and non-assessable, will not subject the holders thereof to personal liability and will not be subject to preemptive rights or subscription rights of any other stockholder of the Corporation, other than the subscription rights provided in the Stockholders Agreement. The Corporation further covenants that, if at any time the Common Stock shall be listed on the New York Stock Exchange or any other securities exchange or quoted on an automated quotation system, the Corporation shall, if permitted by the rules of such national exchange or automated quotation system, at its sole expense, cause to be authorized for listing or quotation on such exchange or automated quotation system, all Common Stock issuable upon conversion of the Series B Preferred Stock, subject to official notice of issuance. The Corporation will use its best efforts to ensure that such Common Stock may be issued without violation of any applicable law or regulation or any requirement of such securities exchange or automated quotation system.

(b) Mechanics of Conversion.

(i) The Conversion Right of a Holder of Series B Preferred Stock shall be exercised by the Holder by the surrender to the Corporation of the certificates representing the shares of Series B Preferred Stock to be converted at any time during usual business hours at the Corporation’s principal place of business or the offices of the Transfer Agent, accompanied by written notice to the Corporation that the Holder elects to convert all or a portion of the shares of Series B Preferred Stock represented by such certificates (a “Conversion Notice”) and specifying the name or names (with address or addresses) in which a certificate or certificates for shares of Common Stock are to be issued and (if so required by the Corporation or the Transfer Agent) by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation or the Transfer Agent duly executed by the Holder or its legal representative.

(ii) As promptly as practicable after the surrender of the certificate or certificates for the Series B Preferred Stock pursuant to Section 6(b)(i), the receipt of the Conversion Notice, and the payment of required taxes or duties pursuant to Section 12(i), if applicable, and in no event later than three Trading Days thereafter, the Corporation shall issue and shall deliver or cause to be issued and delivered to such Holder, or to such other Person on such Holder’s written order (A) one or more certificates representing the number of validly issued, fully paid and non-assessable whole shares of Common Stock to which the Holder of the Series B Preferred Stock being converted, or the Holder’s transferee, shall be entitled, (B) if less than the full number of shares of Preferred Stock evidenced by the surrendered certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares of Series B Preferred Stock evidenced by the surrendered certificate or certificates, less the number of shares being converted and (C) cash for any fractional interest in respect of a share of Common Stock arising upon such conversion settled as provided in Section 6(a)(ii).

(iii) The conversion of any share of Series B Preferred Stock shall be deemed to have been made at the close of business on the date of the later to occur of giving the Conversion Notice and of surrendering the certificate representing the share of Series B Preferred Stock to be converted so that the rights of the Holder thereof as to the share of Series B Preferred Stock being converted shall cease and the Person entitled to receive shares of Common Stock shall be treated for all purposes as having become the record holder of those shares of Common Stock at that time (the “Conversion Date”); provided, however, if on the date of the later to occur of giving such Conversion Notice and of surrendering the certificate representing such share of Series B Preferred Stock to be converted there is a not a sufficient number of authorized and unissued (or issued and included in treasury) and otherwise unreserved shares of Common Stock to convert such share of Series B Preferred Stock into shares of Common Stock, the “Conversion Date” of such share of Series B Preferred Stock shall be the close of business on the date on which there is a sufficient number of authorized and unissued (or issued and included in treasury) and otherwise unreserved shares of Common Stock into which such share of Series B Preferred Stock sought to be converted may convert. Until the Conversion Date with respect to any share of Series B Preferred Stock, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein, including, without limitation, that such share (x) may be redeemed pursuant to Section 7 or

Section 8 and, if not so redeemed, (y) shall (i) accrue and accumulate Series B Preferred Dividends and participate in Participating Dividends pursuant to Section 4 and (ii) entitle the Holder thereof to the voting rights provided in Section 11; provided, however, any such shares that are redeemed pursuant to Section 7 or Section 8 shall not be entitled to be converted.

(c) Corporation’s Obligations to Issue Common Stock.  The Corporation’s obligations to issue and deliver shares of Common Stock upon conversion of Series B Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by any Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by any Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by any Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to any Holder in connection with the issuance of such shares of Common Stock.

Section 7. Milestone Redemption.

(a) Milestone Redemption.

(i) Each Holder of shares of Series B Preferred Stock shall have the right (the “Holder Milestone Redemption Right”) to require, at any time on or after the Milestone Date, at such Holder’s option, that the Corporation redeem all, but not less than all, of such Holder’s shares of Series B Preferred Stock, out of funds legally available therefor, at a purchase price (the “Milestone Redemption Price”) for each share of Series B Preferred Stock equal to the sum of (A) the Liquidation Preference and (B) the Accrued Dividends of such share as of the applicable Milestone Redemption Date.

(ii) The Corporation shall have the right (the “Corporation Milestone Redemption Right”), at any time on or after the Milestone Date, at the Corporation’s option, to redeem all, but not less than all, of the then issued and outstanding shares of Series B Preferred Stock, out of funds legally available therefor, at the applicable Milestone Redemption Price for each issued and outstanding share of Series B Preferred Stock.

(b) Mechanics of Milestone Redemption.

(i) The Holder Milestone Redemption Right shall be exercised by a Holder of Series B Preferred Stock requesting in writing delivered to the Corporation that the Corporation redeem its shares of Series B Preferred Stock (a “Holder Milestone Redemption Request”). Each Holder Milestone Redemption Request must specify a Designated Milestone Redemption Date selected by the Milestone Redemption Requesting Holder for the redemption of its shares of Series B Preferred Stock, and the Corporation shall redeem, or shall cause to be redeemed, such shares of Series B Preferred Stock then issued and outstanding on such specified Designated Milestone Redemption Date. As promptly as practicable (but in no event more than 10 business days) following receipt of a Holder Milestone Redemption Request, the Corporation shall deliver, or shall cause to be delivered, a notice by first class mail, postage prepaid, addressed to each Milestone Redemption Requesting Holder as it appears in the Register as of the date of such notice, stating the following: (A) the expected aggregate Milestone Redemption Price of such Holder’s shares of Series B Preferred Stock as of the Designated Milestone Redemption Date (it being understood that the actual Milestone Redemption Price will be determined as of the actual Milestone Redemption Date), (B) the name of the Redemption Agent to whom, and the address of the place where, the Series B Preferred Stock is to be surrendered for payment of the applicable Milestone Redemption Price and a description of the procedure that such Holder must follow to have its shares of Series B Preferred Stock redeemed; and (C) that Series B Preferred Dividends on any share to be redeemed will cease to accrue on such share’s actual Milestone Redemption Date.

(ii) The Corporation shall (i) exercise the Corporation Milestone Redemption Right by delivering, or causing to be delivered, a notice of redemption by first class mail, postage prepaid, addressed to the Holders of the Series B Preferred Stock as they appear in the Register as of the date of such notice, stating the following: (A) the Designated Milestone Redemption Date selected by the Corporation for the redemption of all then issued and outstanding shares of Series B Preferred Stock; (B) the expected aggregate Milestone Redemption Price of such Holder’s shares of Series B Preferred Stock as of such Designated Milestone Redemption Date (it being understood that the actual Milestone Redemption Price will be determined as of the actual Milestone Redemption Date); (C) the name of the

Redemption Agent to whom, and the address of the place where, the Series B Preferred Stock is to be surrendered for payment of the applicable Milestone Redemption Price and a description of the procedure that a Holder must follow to have its shares of Series B Preferred Stock redeemed; and (D) that Series B Preferred Dividends on any share to be redeemed will cease to accrue on such share’s actual Milestone Redemption Date and (ii) redeem, or shall cause to be redeemed, all then issued and outstanding shares of Series B Preferred Stock on the Designated Milestone Redemption Date specified in such notice.

(iii) On or prior to each Designated Milestone Redemption Date, the Corporation shall deposit with the applicable Redemption Agent in trust funds consisting of cash or cash equivalents sufficient to pay the aggregate Milestone Redemption Price for all shares of Series B Preferred Stock to be redeemed on such Designated Milestone Redemption Date; provided that if such payment is made on the Designated Milestone Redemption Date it must be received by the Redemption Agent by 10:00 a.m. New York City time, on such date. The deposit in trust with the Redemption Agent shall be irrevocable as of the applicable Designated Milestone Redemption Date, except that the Corporation shall be entitled to receive from the Redemption Agent (i) the Milestone Redemption Price with respect to shares of Series B Preferred Stock that are no longer to be redeemed, whether by conversion or otherwise, and (ii) the interest or other earnings, if any, earned on any such deposit. The Holders of the shares redeemed shall have no claim to such interest or other earnings, and any funds so deposited with the Redemption Agent and unclaimed by the Holders of the Series B Preferred Stock entitled thereto at the expiration of one year from the applicable Designated Milestone Redemption Date, shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so returned to the Corporation shall look only to the Corporation for such payment, without interest. Notwithstanding the deposit of such funds with the Redemption Agent, the Corporation shall remain liable for the payment of the applicable Milestone Redemption Price to the extent such Milestone Redemption Price is not paid as provided herein. If on or prior to the applicable Designated Milestone Redemption Date, the Corporation shall have deposited in accordance with this Section 7(b)(iii) money in immediately available funds, designated for the redemption of the shares of Series B Preferred Stock to be redeemed on such Designated Milestone Redemption Date and sufficient to pay the aggregate Milestone Redemption Price as of such Designated Milestone Redemption Date for all such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed to be outstanding, and all powers, designations, preferences and other rights of the Holder thereof as a Holder of Series B Preferred Stock (except the right to receive from the Corporation the Maturity Redemption Price) shall cease and terminate with respect to such shares.

(iv) The Redemption Agent on behalf of the Corporation shall pay the applicable Milestone Redemption Price on the later to occur of (A) the applicable Designated Milestone Redemption Date and (B) the date on which surrender of the certificates representing the shares of Series B Preferred Stock to be redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and if letters of transmittal and instructions therefor on reasonable terms are included in the notice sent by the Corporation) occurs; provided that if such certificates are lost, stolen or destroyed, the Corporation may require such Holder to indemnify the Corporation, in a reasonable amount and in a reasonable manner, and post a customary bond in respect of such indemnity, prior to paying such Milestone Redemption Price.

(v) If the funds of the Corporation legally available to redeem shares of Series B Preferred Stock on a Designated Milestone Redemption Date are insufficient to redeem the total number of such shares required to be so redeemed, the Corporation shall to the fullest extent permitted by applicable law (1) redeem, pro rata among the Holders of shares required to be so redeemed on such Designated Milestone Redemption Date, a number of shares of Series B Preferred Stock with an aggregate Maturity Redemption Price equal to the maximum amount legally available for the redemption of such shares; (2) subject to and in accordance with the provisions of Section 11 and Section 13(a), use its best efforts, and take any and all action necessary, to remove as soon as practicable any limitations or impediments to the Corporation’s ability to redeem the total number of shares of Series B Preferred Stock required to be so redeemed, including, without limitation, (x) taking all actions required or permitted under Delaware law, (y) seeking to liquidate assets and otherwise seeking to raise sufficient funds legally available for the redemption of the shares of Series B Preferred Stock required to be so redeemed and (z) seeking a merger or other sale of the Corporation that would provide for the redemption of the shares of Series B Preferred Stock required to be so redeemed and (3) redeem each and every share of Series B Preferred Stock not redeemed in accordance with clause (1) of this paragraph at the applicable Milestone Redemption Price as soon as practicable to the extent it is able to make such redemption out of assets legally available for the redemption of shares of Series B Preferred Stock; provided, however, that the failure to (A) deposit in accordance with Section 7(b)(iii) money in immediately available funds sufficient to pay the aggregate Milestone Redemption Price as of a Designated Milestone Redemption Date for all shares of Series B Preferred Stock required to be redeemed on such Designated Milestone Redemption Date or (B) redeem on a Designated Milestone Date shares of Series B Preferred Stock upon surrender of the certificates therefor in accordance with Section 7(b)(iv), shall constitute a Default. The inability of the Corporation to make a redemption payment for any reason shall not relieve the Corporation from its obligation to effect any required redemption when, as and if permitted by law. In the event the officers or directors of the Corporation do not take the actions required in this Section 7 because they reasonably believe, after consultation with outside legal counsel, that taking such action would violate their fiduciary duties, then no Holder of Series B Preferred Stock shall be entitled to, and none shall, make any claim against any such officers or directors in their individual capacities as a result of their failure or the Corporation’s failure to take such actions; provided, that nothing herein shall relieve the Corporation from its obligations owed to the Holders of the Series B Preferred Stock provided herein and nothing herein shall preclude any Holder of Series B Preferred Stock from making claims for monetary damages against the Corporation or seeking injunctions or other equitable remedies to cause the Corporation to fulfill its obligations hereunder.

(vi) From and after the Milestone Redemption Date with respect to any share of Series B Preferred Stock, such share of Series B Preferred Stock will no longer be deemed to be outstanding, and all powers, designations, preferences and other rights of the Holder thereof as a Holder of Series B Preferred Stock shall cease and terminate with respect to such share. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, until a share of Series B Preferred Stock is redeemed by the payment in cash in full of the applicable Milestone Redemption Price under Section 7(a)(i) or Section 7(a)(ii) for such share, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein, including, without limitation, that such share (x) may be converted pursuant to Section 6 and, if not so converted, (y) shall (i) accrue and accumulate Series B Preferred Dividends and participate in Participating Dividends pursuant to Section 4 and (ii) entitle the Holder thereof to the voting rights provided in Section 11; provided, that, any such shares that are converted pursuant to Section 6 shall not be entitled to receive any redemption payment.

Section 8.  Change of Control Redemption at the Option of the Holder.

(a) Change of Control Redemption.

(i) In connection with a Change of Control described in Section 8(c)(i)(B), each Holder of Series B Preferred Stock shall have the right (exercisable at the Holder’s option) to require, by request in writing to the Corporation during the period starting 50 days prior to the consummation of such Change of Control and ending on the date that is 10 days prior to the consummation of such Change of Control (such date of consummation, the “Change of Control Date”), that the Corporation redeem (or that the acquiring or surviving Person in such Change of Control, if not the Corporation, redeem) (a “Change of Control Redemption”) all, but not less than all, of such Holder’s shares of Series B Preferred Stock, out of funds legally available therefor, at a purchase price (the “Make Whole Change of Control Redemption Price”) for any share of Series B Preferred Stock equal to (A) if the applicable Change of Control Redemption Date is prior to the fourth anniversary of the Original Issuance Date, the sum of (1) the Liquidation Preference plus the Accrued Dividends of such share as of the applicable Change of Control Redemption Date and (2) an amount equal to the net present value (computed using a discount rate equal to the Treasury Rate plus 50 basis points) of the sum of all Series B Preferred Stock Dividends that would otherwise be payable on such share of Series B Preferred Stock on and after the applicable Change of Control Redemption Date to and including the fourth anniversary of the Original Issuance Date, assuming the Corporation chose to pay such dividends in cash, or (B) if the applicable Change of Control Redemption Date is on or after the fourth anniversary of the Original Issuance Date, the sum of (1) the Liquidation Preference and (2) the Accrued Dividends of such share as of the applicable Change of Control Redemption Date. The Corporation shall effect such Change of Control Redemptions, or cause such Change of Control Redemptions to be effected, on the applicable Change of Control Dates.

(ii) In connection with a Change of Control described in Section 8(c)(i)(A), each Holder of Series B Preferred Stock shall have the right (exercisable at the Holder’s option) to require, by request in writing to the Corporation during the period starting on the date on which the consummation of such Change of Control is publicly disclosed and ending on the date that is designated by the Corporation (the “Designated Change of Control Redemption Date”) that is not less than 30 nor more than 45 days after the date of the Change of Control Notice in connection with such Change of Control, that the Corporation redeem each such Holder’s shares of Series B Preferred Stock, out of funds legally available therefor, at the applicable Make Whole Change of Control Redemption Price, whereupon the Corporation shall effect such Change of Control Redemptions, or cause such Change of Control Redemptions to be effected, on the applicable Designated Change of Control Redemption Dates.

(iii) In connection with a Change of Control described in Section 8(c)(i)(C), each Holder of Series B Preferred Stock shall have the right (exercisable at the Holder’s option) to require, by request in writing to the Corporation during the period starting on the date on which the consummation of such Change of Control is publicly disclosed and ending on the applicable Designated Change of Control Redemption Date that is not less than 30 nor more than 45 days after the date of the Change of Control Notice in connection with such Change of Control, that the Corporation redeem each such Holder’s shares of Series B Preferred Stock, out of funds legally available therefor, at a purchase price (the “Other Change of Control Redemption Price” ) for any share of Series B Preferred Stock equal to 101% of the sum of (1) the Liquidation Preference and (2) the Accrued Dividends of such share as of the applicable Change of Control Redemption Date. The Corporation shall effect such Change of Control Redemptions, or cause such Change of Control Redemptions to be effected, on the applicable Designated Change of Control Redemption Dates.

(b) Mechanics of Change of Control Redemption.

(i) The Corporation shall deliver, or shall cause to be delivered, written notice of a Change of Control (a “Change of Control Notice”), by first class mail, postage prepaid, as promptly as practicable (but, (x) with respect to a Change of Control described in Section 8(c)(i)(B), in no event later than 60 days prior to such Change of Control and (y) with respect to a Change of Control described in Section 8(c)(i)(A) or Section 8(c)(i)(C), in no event later than 5 days following the public disclosure of the consummation of such Change of Control), addressed to the Holders of the Series B Preferred Stock as they appear in the Register as of the date of such Change of Control Notice. Each Change of Control Notice must state: (A) a reasonably detailed summary of the circumstances constituting the applicable Change of Control and the redemption right at the option of the Holders arising as a result thereof; (B) the applicable Change of Control Redemption Price; (C) with respect to (x) a Change of Control described in Section 8(c)(i)(B), the applicable Change of Control Date or (y) a Change of Control described in Section 8(c)(i)(A) or Section 8(c)(i)(C), the applicable Designated Change of Control Redemption Date; (D) that the Holder must exercise the redemption right on or prior to the applicable Change of Control Date or the applicable Designated Change of Control Redemption Date, as the case may be; (E) the name of the Redemption Agent to whom, and the address of the place where, the Series B Preferred Stock are to be surrendered for payment of the applicable Change of Control Redemption Price and a description of the procedure that a Holder must follow to exercise its redemption right and (F) if such Change of Control is an Applicable Non-Qualified Business Combination, (1) that the Change of Control is an Applicable Non-Qualified Business Combination, (2) the effect on a Holder’s shares of Series B Preferred Stock in the event such Holder decides not to exercise its right to require the Corporation to redeem its shares of Series B Preferred Stock pursuant to this Section 8 and (3) the information set forth in clauses (C) and (D) of the final sentence of Section 9(a)(ii).

(ii) On or prior to each Change of Control Date and each Designated Change of Control Redemption Date, the Corporation shall, subject to Section 8(b)(iii), deposit with the Redemption Agent in trust funds consisting of cash or cash equivalents sufficient to pay the aggregate Change of Control Redemption Price for all shares of Series B Preferred Stock to be redeemed on such Change of Control Date or such Designated Change of Control Redemption Date, as the case may be; provided that if such payment is made on the Change of Control Date or the Designated Change of Control Redemption Date, as applicable, it must be received by the Redemption Agent by 10:00 a.m. New York City time, on such date. The deposit in trust with the Redemption Agent shall be irrevocable as of the applicable Change of Control Date or the applicable Designated Change of Control Redemption Date, as the case may be, except that the Corporation shall be entitled to receive from the Redemption Agent (i) the Change of Control Redemption Price with respect to shares of Series B Preferred Stock that are no longer to be redeemed, whether by conversion or otherwise; and (ii) the interest or other earnings, if any, earned on any such deposit. The Holders of the shares redeemed shall have no claim to such interest or other earnings, and any funds so deposited with the Redemption Agent and unclaimed by the Holders of the Series B Preferred Stock entitled thereto at the expiration of one year from the applicable Change of Control Date or the applicable Designated Change of Control Redemption Date, as the case may be, shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so returned to the Corporation shall look only to the Corporation for such payment, without interest. Notwithstanding the deposit of such funds, the Corporation shall remain liable for the payment of the applicable Change of Control Redemption Price to the extent such Change of Control Redemption Price is not paid as provided herein.

(iii) If the Corporation (A) shall not have sufficient funds legally available under the DGCL for the redemption of all shares of Series B Preferred Stock that Holders of Series B Preferred Stock have requested be redeemed under Section 8(a)(i), Section 8(a)(ii) or Section 8(a)(iii) (the “Required Number of Shares”) or (B) will be in violation of Specified Contract Terms (as defined below), to the extent still in effect and applicable at such time, if it redeems the Required Number of Shares, the Corporation shall: (1) redeem, pro rata among the Holders of shares of Series B Preferred Stock that have requested their shares be redeemed, a number of shares of Series B Preferred Stock with an aggregate Change of Control Redemption Price equal to the lesser of (y) the amount legally available for the redemption of shares of Series B Preferred Stock and (z) the largest amount that can be used for such redemption not prohibited by Specified Contract Terms; (2) subject to and in accordance with the provisions of Section 11 and Section 13(a), use its best efforts to eliminate any limitation or other impediment on the Corporation’s ability to redeem the Required Number of Shares as soon as practicable (including, without limitation, seeking to refinance all indebtedness under the contracts containing the Specified Contract Terms, seeking to liquidate assets and otherwise seeking to raise sufficient funds legally available for the redemption of the Required Number of Shares without violation of Specified Contract Terms, and seeking a merger or other sale of the Corporation that would provide for the redemption of the Required Number of Shares); and (3) redeem each and every share of Series B Preferred Stock not redeemed because of the limitations described in clause (A) or clause (B) of this paragraph at the applicable Change of Control Redemption Price as soon as practicable to the extent it is able to make such redemption out of assets legally available for the redemption of shares of Series B Preferred Stock and without violation of Specified Contract Terms; provided, however, that the failure to redeem on the applicable Change of Control Date all shares of Series B Preferred Stock that Holders have requested be redeemed under Section 8(a)(i), or the failure to redeem on the applicable Designated Change of Control Redemption Date all shares of Series B Preferred Stock that Holders have requested be redeemed under Section 8(a)(ii) or Section 8(a)(iii), shall constitute a Default. The inability of the Corporation to make a redemption payment for any reason shall not relieve the Corporation from its obligation to effect any required redemption when, as and if permitted by law and Specified Contract Terms. As used in this paragraph, “Specified Contract Terms” means the covenants of the Corporation contained in (x) the Amended Credit Agreement (as defined in the Investment Agreement) and the other Credit Documents (as defined in the Amended Credit Agreement), (y) the ABL Documentation (as defined in the Investment Agreement) and (z) the Indenture (as defined in the Investment Agreement), in each case under clauses (x), (y) and (z) as the same shall be in effect following the Closing (as defined in the Investment Agreement) and not including any subsequent amendment, restatement, refinancing, replacement or other modification thereof or any successor contract thereto and only for so long as such covenants shall be in effect. In the event the officers or directors of the Corporation do not take the actions required in this Section 8 because they reasonably believe, after consultation with outside legal counsel, that taking such action would violate their fiduciary duties, then no Holder of Series B Preferred Stock shall be entitled to, and none shall, make any claim against any such officers or directors in their individual capacities as a result of their failure or the Corporation’s failure to take such actions; provided, that nothing herein shall relieve the Corporation from its obligations owed to the Holders of the Series B Preferred Stock provided herein and nothing herein shall preclude any Holder of Series B Preferred Stock from making claims for monetary damages against the Corporation or seeking injunctions or other equitable remedies to cause the Corporation to fulfill its obligations hereunder.

(iv) From and after the Change of Control Redemption Date with respect to any share of Series B Preferred Stock, such share of Series B Preferred Stock will no longer be deemed to be outstanding; and all powers, designations, preferences and other rights of the Holder thereof as a Holder of Series B Preferred Stock shall cease and terminate with respect to such share. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, until a share of Series B Preferred Stock is redeemed by the payment in cash in full of the applicable Change of Control Redemption Price under Section 8(a)(i), Section 8(a)(ii) or Section 8(a)(iii) for such share, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein, including, without limitation, that such share (x) may be converted pursuant to Section 6 and, if not so converted, (y) shall (i) accrue and accumulate Series B Preferred Dividends and participate in Participating Dividends pursuant to Section 4 and (ii) entitle the Holder thereof to the voting rights provided in Section 11; provided, that, any such shares that are converted pursuant to Section 6 shall not be entitled to receive any redemption payment.

(c) Certain Definitions.

(i) As used herein, “Change of Control” means the occurrence of any of the following events:

(A) so long as at the time immediately prior to the consummation of such acquisition and, if such acquisition (or any transaction or series of transactions leading to such acquisition) is approved, or recommended to the stockholders of the Corporation, by the Board of Directors, at the time such acquisition is approved or recommended by the Board of Directors, (x) the Investor does not Beneficially Own, directly or indirectly, 45% or more of the combined voting power of the Outstanding Corporation Voting Stock and (y) the aggregate number of votes that the Investor Directors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation, any Person (other than any Investor or any of its Affiliates) acquires Beneficial Ownership, directly or indirectly, of 50% or more of the combined voting power of the Outstanding Corporation Voting Stock;

(B) so long as at the time such Business Combination is approved, or recommended to the stockholders of the Corporation, by the Board of Directors (if so approved or recommended) and at the time immediately prior to the consummation of such Business Combination (x) the Investor does not Beneficially Own, directly or indirectly, 45% or more of the combined voting power of the Outstanding Corporation Voting Stock and (y) the aggregate number of votes that the Investor Directors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation, the consummation of a Non-Qualified Business Combination; or

(C) so long as at the time such “change of control” is approved, or recommended to the stockholders of the Corporation, by the Board of Directors (if so approved or recommended) and at the time immediately prior to the consummation of such “change of control” (x) the Investor does not Beneficially Own, directly or indirectly, 45% or more of the combined voting power of the Outstanding Corporation Voting Stock and (y) the aggregate number of votes that the Investor Directors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation, any event that would not otherwise constitute a Change of Control pursuant to Section 8(c)(i)(A) or Section 8(c)(i)(B) but would constitute a “change of control” for purposes of (i) prior to any amendment, restatement, refinancing, replacement or other modification, or the termination or expiration thereof, (1) the Amended Credit Agreement (as defined in the Investment Agreement) and the Other Credit Documents (as defined in the Investment Agreement) or (2) the ABL Documentation (as defined in the Investment Agreement) (the “Closing Debt Agreements”) or (ii) any subsequent amendment, restatement, refinancing, replacement or other modification of any Closing Debt Agreement or any successor contract to any Closing Debt Agreement (each a “Successor Debt Agreement”) assuming that the events constituting a “change of control” under any Successor Debt Agreement are the same as were in effect in the applicable Closing Debt Agreement as of the date of Closing (as defined in the Investment Agreement).

(ii) The terms “Beneficially Own” and “Beneficial Ownership” are used herein as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Original Issuance Date, but without taking into account any contractual restrictions or limitations on voting or other rights; provided, that the Investor and its Affiliates shall not be deemed to “Beneficially Own,” or have “Beneficial Ownership” of, any securities of the Corporation held or owned by an Investor Portfolio Company.

Section 9.  Certain Business Combinations.

(a) Automatic Conversion Following Certain Business Combinations.

(i) Without limiting the provisions of (or the Holders’ rights under) Section 8, if a Non-Qualified Business Combination is consummated pursuant to which the Common Stock will be converted into the right to receive cash, securities or other property of a Person other than the Corporation (an “Applicable Non-Qualified Business Combination”), then (x) upon the consummation of an Applicable Non-Qualified Business Combination that is not a Change of Control described in Section 8(c)(i)(B), the shares of the Holders of Series B Preferred Stock shall or (y) upon the consummation of an Applicable Non-Qualified Business Combination that is a Change of Control described in Section 8(c)(i)(B), the shares of Series B Preferred Stock held by each Holder that has not exercised its right to a Change of Control Redemption pursuant to Section 8(a) shall, without the consent of such Holder, automatically convert into the right to receive the kind and amount of cash, securities or other property, if any (the “Exchange Property”), receivable in such Applicable Non-Qualified Business Combination by a holder of Common Stock (that was not the counterparty to the Applicable Non-Qualified Business Combination or an affiliate of such counterparty) holding that number of shares of Common Stock into which such Holder’s shares of Series B Preferred Stock would have been convertible (pursuant to Section 6 without regard to any of the limitations on convertibility contained therein) immediately prior to the consummation of such Applicable Non-Qualified Business Combination. In the event that holders of shares of Common Stock have the opportunity to elect the form of consideration to be received in an Applicable Non-Qualified Business Combination, each Holder shall have the same opportunity to elect the form of consideration that each Holder is entitled to receive.

(ii) The Corporation (or any successor) shall, as promptly as practicable, but in no event later than 5 business days following the consummation of an Applicable Non-Qualified Business Combination, deliver written notice of the occurrence of such Applicable Non-Qualified Business Combination, by first class mail, postage prepaid, addressed to the Holders as they appear in the records of the Corporation as of the date of such notice; provided, however, the Change of Control Notice delivered pursuant to and in accordance with Section 8(b)(i) prior to an Applicable Non-Qualified Business Combination that is a Change of Control described in Section 8(c)(i)(B) shall satisfy the Corporation’s obligation to deliver notice pursuant to this Section 9(a)(ii). Each notice must state: (A) a reasonably detailed summary of the circumstances constituting the Applicable Non-Qualified Business Combination and the automatic conversion of the Holders’ shares of Series B Preferred Stock arising as a result thereof; (B) the date of consummation of the Applicable Non-Qualified Business Combination; (C) the kind and amount of the cash, securities or other property that constitutes the Exchange Property and of the right, if applicable, to elect the form of consideration to be received; and (D) the name of the paying agent or exchange agent, if any, to whom, and the address of the place where, the Series B Preferred Stock are to be surrendered for payment of the Exchange Property and a description of the procedure that a Holder must follow to exchange its shares of Series B Preferred Stock and, if applicable, to elect the form of consideration to be received.

(b) Mechanics of Automatic Conversion.

(i) Each applicable Holder of Series B Preferred Stock shall surrender to the Corporation (or any successor) the certificates representing its shares of Series B Preferred Stock to the Transfer Agent at the address stated in the notice provided pursuant to Section 9(a)(ii) or Section 8(b)(i), as the case may be, accompanied by written notice of such Holder’s election of the form of consideration to be received, if applicable, and specifying the name or names (with address or addresses) in which a certificate or certificates for shares of securities that constitute part of the Exchange Property, if any, are to be issued and (if so required by the Corporation (or any successor) or the Transfer Agent) by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation (or any successor) or the Transfer Agent duly executed by the Holder or its legal representative.

(ii) The Transfer Agent on behalf of the Corporation (or any successor) shall pay the applicable Exchange Property as promptly as practicable upon surrender of the certificates representing the shares of Series B Preferred Stock to be exchanged; provided that if such certificates are lost, stolen or destroyed, the Corporation (or any successor) may require the Holder to indemnify the Corporation (or any successor), in a reasonable amount and in a reasonable manner, and post a customary bond in respect of such indemnity, prior to paying such Exchange Property.

(iii) From and after the Automatic Conversion Date, (A) shares of Series B Preferred Stock to be exchanged for Exchange Property will no longer be deemed to be outstanding, and all powers, designations, preferences and other rights of the Holder thereof as a Holder of Series B Preferred Stock (except the right to receive from the Corporation (or any successor) the Exchange Property) shall cease and terminate with respect to such shares and (B) the Person entitled to receive shares of securities that constitute part of the Exchange Property, if any, shall be treated for all purposes as having become the record holder of those shares at that time.

Section 10.  Adjustments to Conversion Price.

(a) Adjustments to Conversion Price.  Except as provided in Section 10(e), the Conversion Price shall be subject to the following adjustments, so long as, in the case of clauses (iii) — (v) of this Section 10(a), at the time the relevant event referred to in such clause is approved, or recommended to the stockholders of the Corporation, by the Board of Directors either (x) the aggregate number of votes that the Investor Directors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation or (y) if the aggregate number of votes that the Investor Directors are entitled to cast do constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation, (1) so long as at least one Unaffiliated Shareholder Director was part of the quorum granting such approval or recommendation, either (A) a majority of the Unaffiliated Shareholder Directors voting with respect to such approval or recommendation voted in favor of such approval or recommendation or (B) each Unaffiliated Shareholder Director that was a part of the quorum granting such approval or recommendation abstained from voting with respect thereto or (2) a majority of the Independent Directors did not in good faith oppose such approval or recommendation on the merits (without regard to the impact of such approval or recommendation, or the withholding thereof, on the Investor):

(i) Stock Dividends and Distributions.  If the Corporation declares a dividend or makes a distribution on the Common Stock payable in shares of Common Stock, then the Conversion Price in effect at the opening of business on the Ex-Date for such dividend or distribution shall be adjusted to the price determined by multiplying the Conversion Price at the opening of business on such Ex-Date by the following fraction:

OS0

OS1

Where,

OS0 = the number of shares of Common Stock outstanding at the close of business on the Business Day immediately preceding the Ex-Date for such dividend or distribution.

OS1 = the sum of the number of shares of Common Stock outstanding at the close of business on the Business Day immediately preceding the Ex-Date for such dividend or distribution plus the total number of shares of Common Stock constituting such dividend or distribution.

If any dividend or distribution described in this Section 10(a)(i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date and time the Board of Directors publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.

(ii) Subdivisions, Splits and Combination of the Common Stock.  If the Corporation subdivides, splits or combines the shares of Common Stock, then the Conversion Price in effect immediately prior to the effective date of such share subdivision, split or combination shall be adjusted to the price determined by multiplying the Conversion Price in effect immediately prior to the effective date of such share subdivision, split or combination by the following fraction:

OS0

OS1

Where,

OS0 = the number of shares of Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination.

OS1 = the number of shares of Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.

If any subdivision, split or combination described in this Section 10(a)(ii) is announced but the outstanding shares of Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to subdivide, split or combine the outstanding shares of Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.

(iii) Issuance of Common Stock, Convertible Securities and Options.  Subject to Section 10(b), if the Corporation issues or sells any Common Stock, Convertible Securities or Options other than Excluded Stock without consideration or for consideration per share less than the Applicable Current Market Price, then the Conversion Price in effect immediately prior to such issuance or sale shall be adjusted to the price determined by multiplying the Conversion Price in effect immediately prior to such issuance or sale by the following fraction:

OS0 + (X/ACMP)

OS0 + Y

Where,

OS0 = the number of shares of Common Stock outstanding immediately prior to the date of such issuance or sale.

ACMP = the Applicable Current Market Price.

X = the aggregate consideration received by the Corporation for the number of shares of Common Stock so issued or sold.

Y = the number of shares of Common Stock so issued or sold.

For the purposes of any adjustment of the Conversion Price pursuant to this Section 10(a)(iii), the following provisions shall be applicable:

(A) In the case of the issuance of Common Stock for cash, the amount of the consideration received by the Corporation shall be deemed to be the gross amount of the cash proceeds received by the Corporation for such Common Stock without any deduction of brokerage, transaction, acquisition, advisory, due diligence, origination or similar fees, including underwriting discounts fees or commissions allowed, paid or incurred by the Corporation in connection with the issuance and sale thereof.

(B) In the case of the issuance of Common Stock (other than upon the conversion of Convertible Securities) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board of Directors by action of a majority of the Independent Directors (“Independent Majority”) and consented to by the Holder of a majority of the outstanding shares of Series B Preferred Stock (if there is one such Person or Group (such consent not to be unreasonably withheld)), provided that such fair value, together with any cash or other consideration received in respect of the Common Stock, shall not for the purposes hereof in any event exceed the aggregate Applicable Current Market Price of the shares of Common Stock being issued as of the date the Board of Directors authorizes the issuance of such shares.

(C) In the case of the issuance of (x) Options for Common Stock (whether or not at the time exercisable) or (y) Convertible Securities (whether or not at the time so convertible or exchangeable) or Options for Convertible Securities (whether or not at the time exercisable):

(1) the aggregate maximum number of shares of Common Stock deliverable upon exercise of Options for Common Stock shall be deemed to have been issued at the time such Options are issued and for a consideration equal to the consideration (determined in the manner provided in Section 10(a)(iii)(A) and Section 10(a)(iii)(B)), if any, received by the Corporation upon the issuance of such Options plus the minimum purchase price provided in such Options for the Common Stock covered thereby;

(2) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for Convertible Securities, or upon the exercise of Options for Convertible Securities and the subsequent conversion or exchange of the Convertible Securities issued upon the exercise thereof, shall be deemed to have been issued at the time such Convertible Securities were issued or such Options for Convertible Securities were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such Convertible Securities or Options for Convertible Securities (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (determined in the manner provided in Section 10(a)(iii)(A) and Section 10(a)(iii)(B)), if any, to be received by the Corporation upon the conversion or exchange of such Convertible Securities, or upon the exercise of such Options for Convertible Securities and the subsequent conversion or exchange of the Convertible Securities issued upon the exercise thereof;

(3) on any change in the number of shares of Common Stock deliverable upon exercise of any such Options or conversion or exchange of such Convertible Securities or any change in the consideration to be received by the Corporation upon such exercise, conversion or exchange, the Conversion Price as then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had an adjustment been made upon the issuance of such Options not exercised prior to such change, or of such Convertible Securities not converted or exchanged prior to such change, upon the basis of such change; and

(4) if the Conversion Price shall have been adjusted upon the issuance of any such Options or Convertible Securities, no further adjustment of such Conversion Price shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange thereof.

(D) For the avoidance of doubt, the number of shares of Common Stock outstanding immediately prior to the date of any issuance or sale of Common Stock, Convertible Securities or Options shall include only the number of shares of Common Stock actually outstanding as of such time and shall not include any shares of Common Stock deliverable upon (i) conversion of or in exchange for Convertible Securities, (ii) exercise of Options for Common Stock or (iii) exercise of Options for Convertible Securities and the subsequent conversion or exchange of the Convertible Securities issued upon the exercise thereof.

(iv) Other Distributions.  If the Corporation distributes to all holders of shares of Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding (a) any cash dividends to the extent a corresponding cash dividend is paid on the Series B Preferred Stock pursuant to Section 4(a)(i), (b) dividends or distributions referred to in Section 10(a)(i), (c) Convertible Securities or Options referred to in Section 10(a)(iii) or (d) any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a Subsidiary of the Corporation or other business unit in the case of certain spin-off transactions as described below), then the Conversion Price in effect immediately prior to the Ex-Date for such distribution shall be adjusted to the price determined by multiplying the Conversion Price in effect immediately prior to the Ex-Date for such distribution by the following fraction:

SP0 − FMV

SP0

Where,

SP0 = the Current Average Market Price per share of Common Stock on the date immediately prior to the Ex-Date for such distribution.

FMV = the fair market value of the portion of the distribution applicable to one share of Common Stock on the Ex-Date for such distribution, in the case of a non-cash distribution or with respect to the non-cash portion of a distribution, if any, as determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board of Directors by action of an Independent Majority and consented to by the Holder of a majority of the outstanding shares of Series B Preferred Stock (if there is one such Person or Group (such consent not to be unreasonably withheld)), provided that such value shall not for the purposes hereof in any event be equal to or greater than the Current Average Market Price per share of Common Stock on such date.

In a “spin-off,” where the Corporation makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a Subsidiary of the Corporation or other business unit, the Conversion Price will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Conversion Price in effect immediately prior to such 15th Trading Day by the following fraction:

MP0

MP0 + MPs

Where,

MP0 = the average of the Closing Prices of the Common Stock over the first ten Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.

MPs = the average of the Closing Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Common Stock over the first ten Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Common Stock on such date as determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board of Directors by action of an Independent Majority and consented to by the Holder of a majority of the outstanding shares of Series B Preferred Stock (if there is one such Person or Group (such consent not to be unreasonably withheld)).

In the event that such distribution described in this Section 10(a)(iv) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(v) Certain Repurchases of Common Stock.  If the Corporation effects a Pro Rata Repurchase of Common Stock which involves the payment by the Corporation of consideration per share of Common Stock that exceeds the Current Average Market Price per share of Common Stock on the Trading Day next succeeding the Effective Date of such Pro Rata Repurchase (provided that if part or all of the consideration is not cash, the fair market value of the non-cash consideration shall be determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board of Directors by action of an Independent Majority and consented to by the Holders of a majority of the outstanding shares of Series B Preferred Stock (if there is one such Person or Group (such consent not to be unreasonably withheld))), then the Conversion Price in effect immediately prior to the Effective Date of such Pro Rata Repurchase shall be adjusted (such adjustment to become effective immediately prior to the opening of business on the day following the Effective Date of such Pro Rata Repurchase) by multiplying the Conversion Price in effect immediately prior to the Effective Date of such Pro Rata Repurchase by the following fraction:

OS0 × SP0

AC + (SP0 × OS1)

Where,

SP0 = the Current Average Market Price on the Trading Day immediately preceding the first public announcement of the intent to effect such Pro Rata Repurchase.

OS0 = the number of shares of Common Stock outstanding at the Effective Date of such Pro Rata Repurchase, including, if applicable, any shares validly tendered and not withdrawn or exchanged shares.

OS1 = the number of shares of Common Stock outstanding at the Effective Date of such Pro Rata Repurchase, including, if applicable, any shares validly tendered or exchanged and not withdrawn, minus the number of shares purchased in such Pro Rata Repurchase (which shares shall equal the Purchased Shares (as defined below) if such Pro Rata Repurchase is effected pursuant to a tender offer or exchange offer).

AC = the aggregate cash and fair market value of the other consideration payable in such Pro Rata Repurchase, in the case of non-cash consideration, as determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board of Directors by action of an Independent Majority and consented to by the Holders of a majority of the outstanding shares of Series B Preferred Stock (if there is one such Person or Group (such consent not to be unreasonably withheld)), based, in the case of a tender offer or exchange offer, on the number of shares actually accepted for purchase (the “Purchased Shares”).

In the event that the Corporation, or one of its Affiliates, is obligated to purchase shares of Common Stock pursuant to any such Pro Rata Repurchase, but the Corporation, or such Affiliate, is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such Pro Rata Repurchase had not been made.

(vi) Rights Plans.  To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the Series B Preferred Stock, the Holders will receive, in addition to the shares of Common Stock, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the shares of Common Stock, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had issued the rights to all holders of the Common Stock in an issuance triggering an adjustment pursuant to Section 10(a)(iii), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(b) Adjustments Upon Certain Issuances of Common Stock, Convertible Securities and Options.  Except as provided in Section 10(e), if during the three year period immediately following the Original Issuance Date the Corporation issues or sells any Common Stock, Convertible Securities or Options other than Excluded Stock without consideration or for consideration per share less than the Conversion Price in effect immediately prior to such issuance or sale at a time when such Conversion Price is greater than the Applicable Current Market Price, so long as at the time that such issuance or sale is approved, or recommended to stockholders of the Corporation, by the Board of Directors either (x) the aggregate number of votes that the Investor Directors are entitled to cast do not constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors and the aggregate number of votes that are cast by Investor Directors do not constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation or (y) if the aggregate number of votes that the Investor Directors are entitled to cast do constitute a majority of the total number of votes that can be cast by all of the members of the Board of Directors or the aggregate number of votes that are cast by Investor Directors do constitute a majority of the total number of votes that could be cast by the directors constituting the quorum granting such approval or recommendation, (1) a majority of the Unaffiliated Shareholder Directors voted in favor of such approval or recommendation or (2) a majority of the Independent Directors did not in good faith oppose such approval or recommendation on the merits (without regard to the impact of such approval or recommendation, or the withholding thereof, on the Investor) and the Unaffiliated Shareholder Directors shall have received a certificate of a majority of the CD&R Directors and the Other Investor Directors (as defined in the Stockholders Agreement) certifying that, in the good faith judgment of such majority of the CD&R Directors and Other Investor Directors, such issuance or sale is in the best interests of the Corporation, then in lieu of any adjustment pursuant to Section 10(a)(iii), the Conversion Price in effect immediately prior to such issuance or sale shall be adjusted to the price determined by multiplying such Conversion Price by the following fraction:

OS0 + (X/P0)

OS0 + Y

Where,

OS0 = the number of shares of Common Stock outstanding immediately prior to the date of such issuance or sale.

P0 = the Conversion Price in effect immediately prior to such issuance or sale.

X = the aggregate consideration received by the Corporation for the number of shares of Common Stock so issued or sold.

Y = the number of shares of Common Stock so issued or sold.

For the purposes of any adjustment of the Conversion Price pursuant to this Section 10(b), the provisions set forth in Section 10(a)(iii)(A), Section 10(a)(iii)(B), Section 10(a)(iii)(C) and Section 10(a)(iii)(D) shall apply.

(c) Other Adjustments.

(i) The Corporation may make decreases in the Conversion Price, in addition to any other decreases required by this Section 10, if the Board of Directors by action of an Independent Majority deems it advisable to avoid or diminish any income tax to holders of the Common Stock resulting from any dividend or distribution of shares of Common Stock (or issuance of Options for Common Stock) or from any event treated as such for income tax purposes or for any other reason.

(ii) If the Corporation takes any action affecting the Common Stock, other than an action described in Section 10(a) or Section 10(b), which upon a determination by the Board of Directors by action of an Independent Majority, such determination intended to be a “fact” for purposes of Section 151(a) of the DGCL, would materially adversely affect the conversion rights of the Holders of shares of Series B Preferred Stock, the Conversion Price shall be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors by action of an Independent Majority determines in good faith to be equitable in the circumstances.

(d) Successive Adjustments.  Successive adjustments in the Conversion Price shall be made, without duplication, whenever any event specified in Section 10(a), Section 10(b), Section 10(c) or Section 10(e) shall occur.

(e) Rounding of Calculations; Minimum Adjustments.  All adjustments to the Conversion Price shall be calculated to the nearest one-tenth (1/10th) of a cent. No adjustment in the Conversion Price shall be required if such adjustment would be less than $0.01; provided, that any adjustments which by reason of this Section 10(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further that on any Conversion Date adjustments to the Conversion Price will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

(f) Statement Regarding Adjustments; Notices.  Whenever the Conversion Price is to be adjusted in accordance with one or more of Section 10(a), Section 10(b) or Section 10(c), the Corporation shall: (i) compute the Conversion Price in accordance with Section 10(a), Section 10(b) or Section 10(c), taking into account the one cent threshold set forth in Section 10(e); (ii) (x) in the event that the Corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in one or more of Section 10(a) or Section 10(b) (but only if the action of the type described in one or more of Section 10(a) or Section 10(b) would result in an adjustment to the Conversion Price or a change in the type of securities or property to be delivered upon conversion of the Series B Preferred Stock), the Corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least ten days prior to such record date, give notice to each Holder by mail, first class postage prepaid, at the address appearing in the Corporation’s records, which notice shall specify the record date, if any, with respect to any such action, the approximate date on which such action is to take place and the facts with respect to such action as shall be reasonably necessary to indicate the effect on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion or redemption of the Series B Preferred Stock or (y) in the event that the Corporation does not give notice or make a public announcement as set forth in subclause (x) of this clause (ii), the Corporation shall, as soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to one or more of Section 10(a), Section 10(b) or Section 10(c), taking into account the one cent threshold set forth in Section 10(e) (or if the Corporation is not aware of such occurrence, as soon as practicable after becoming so aware), provide, or cause to be provided, a written notice to the Holders of the occurrence of such event, in the same manner and with the same detail as the notice set forth in subclause (x) of this clause (ii); and (iii) whenever the Conversion Price shall be adjusted pursuant to one or more of Section 10(a), Section 10(b) or Section 10(c), the Corporation shall, as soon as practicable following the determination of the revised Conversion Price, (x) file at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment, the Conversion Price that shall be in effect after such adjustment and the method by which the adjustment to the Conversion Price was determined and (y) cause a copy of such statement to be sent in the manner set forth in subclause (x) of clause (ii) to each Holder.

(g) Certain Adjustment Rules.  If an adjustment in the Conversion Price made hereunder would reduce the Conversion Price to an amount below par value of the Common Stock, then such adjustment in Conversion Price made hereunder shall reduce the Conversion Price to the par value of the Common Stock. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 10, the Corporation shall use its best efforts to take any and all actions which may be necessary, including, without limitation, obtaining regulatory, New York Stock Exchange (or such exchange or automated quotation system on which the Common Stock is then listed) or stockholder approvals or exemptions, in order that the Corporation may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

Section 11.  Voting Rights.

(a) General.  The Holders of shares of Series B Preferred Stock shall be entitled to vote with the holders of the Common Stock on all matters submitted to a vote of stockholders of the Corporation, except as otherwise provided herein or as required by applicable law, voting together with the holders of Common Stock as a single class. For such purposes, each Holder shall be entitled to a number of votes in respect of the shares of Series B Preferred Stock owned of record by it equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted (assuming that all of the then issued and outstanding shares of Series B Preferred Stock could be converted into shares of Common Stock on the record date in respect of such vote) as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited. The Holders of shares of Series B Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Certificate of Incorporation and the By-laws as if they were holders of record of Common Stock for such meeting.

(b) Class Voting Rights.  So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote required by applicable law, the Corporation may not take any of the following actions (including by means of merger, consolidation, reorganization, recapitalization or otherwise) without the prior affirmative vote or written consent of the Holders representing at least a majority of the then issued and outstanding shares of Series B Preferred Stock, voting together as a separate class:

(i) any amendment, alteration, repeal or other modification of any provision of the Certificate of Incorporation, this Certificate or the By-laws that would alter or change the terms or the powers, preferences, rights or privileges of the Series B Preferred Stock so as to affect them adversely;

(ii) any authorization, creation, increase in the authorized amount of, or issuance of any class or series of Senior Securities or any security convertible into, or exchangeable or exercisable for, shares of Senior Securities; and

(iii) any increase or decrease in the authorized number of shares of Series B Preferred Stock (except for the cancellation and retirement of shares set forth in Section 13(b) or as necessary for the payment of Series B Preferred Dividends in kind in accordance with Section 4(a)) or the issuance of additional shares of Series B Preferred Stock (except for shares of Series B Preferred Stock issuable as payment of a Series B Preferred Dividend in accordance with Section 4).

(c) In addition to any other vote required by applicable law, during any period (x) beginning (A) on a Designated Milestone Redemption Date if the Corporation shall have failed to deposit on or prior to such Designated Milestone Redemption Date money in immediately available funds sufficient to pay the aggregate Milestone Redemption Price as of such Designated Milestone Redemption Date for all shares of Series B Preferred Stock to be redeemed on such Designated Milestone Redemption Date or (B) at any time on or after a Designated Milestone Redemption Date that the Corporation shall have failed to pay the applicable full Milestone Redemption Price for any share of Series B Preferred Stock to be redeemed on such Designated Milestone Redemption Date and ending at such time when the applicable full Milestone Redemption Price for all shares of Series B Preferred Stock to be so redeemed shall have been paid to the Holders in cash (in each case, as set forth in Section 7 without giving effect to any qualifications or limitations as to “legal availability” included therein and without regard to Section 7(b)(v)) or (y) beginning at any time that the Corporation shall have failed to pay the applicable full Change of Control Redemption Price for any share of Series B Preferred Stock that a Holder of shares of Series B Preferred Stock has requested be redeemed and ending at such time when the full applicable Change of Control Redemption Price for all shares of Series B Preferred Stock so requested to be redeemed shall have been paid to the Holders in cash (in each case, as set forth in Section 8 without giving effect to any qualifications or limitations as to “legal availability” included therein and without regard to Section 8(b)(iii)), the Corporation shall not without the written consent, or affirmative vote at a meeting called for such purpose, by Holders representing at least a majority of the then issued and outstanding shares of Series B Preferred Stock, voting together as a separate class:

(i) take any of, commit, resolve or agree to take any of, or authorize or otherwise facilitate any of the actions set forth in Sections 6.1(a)(i)-(x) of the Stockholders Agreement (in each case, without giving effect to the qualification or limitation as to the “Investor Voting Interest” contained in Section 6.1(a) of the Stockholders Agreement);

(ii) take any action that would result in an adjustment to the Conversion Price pursuant to Section 10;

(iii) enter into any agreement or understanding, or commit, resolve or agree to enter into any agreement or understanding with respect to a Business Combination;

(iv) hire, terminate or change the compensation of any executive officer except for ordinary raises consistent with past practices (provided that, (A) the holders of the Series B Preferred Stock shall not unreasonably withhold or delay approval of any such hiring or termination, (B) if the holders of Series B Preferred Stock shall not approve the hiring of any such executive officer the Corporation may appoint an existing employee to fill the position until a replacement approved by the holders of Series B Preferred Stock is hired and (C) nothing herein shall prohibit the Corporation from terminating any executive officer for “cause” as defined in such executive officer’s employment agreement with the Corporation); or

(v) adopt an annual budget (provided that if such consent or vote is not obtained, the budget for the Corporation for the immediately prior year shall be utilized as the Corporation’s budget).

(d) Notwithstanding the foregoing, the Holders shall not have any voting rights if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of Series B Preferred Stock shall have been converted into shares of Common Stock or converted into Exchange Property.

(e) The consent or votes required in Section 11(b) and Section 11(c) shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of the Certificate of Incorporation or By-laws.

Section 12.  Certificates.

(a) Transfer Agent.  The duly appointed Transfer Agent shall be [•]. The Corporation may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Corporation and the Transfer

Agent; provided that the Corporation shall appoint a successor transfer agent of recognized standing who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the Holders.

(b) Form and Dating.  The Series B Preferred Stock shall be initially issued and thereafter evidenced only in definitive, certificated form. Each Preferred Stock certificate shall be dated the date of its authentication.

(c) Execution and Authentication.  Two Officers shall sign any Series B Preferred Stock certificate for the Corporation by manual or facsimile signature. If an Officer whose signature is on a Series B Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Series B Preferred Stock certificate, the Series B Preferred Stock certificate shall be valid nevertheless. A Series B Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually signs the certificate of authentication on the Series B Preferred Stock certificate. The signature shall be conclusive evidence that such Series B Preferred Stock certificate has been authenticated under this Certificate. The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Corporation signed by two Officers of the Corporation or by an Officer and an Assistant Treasurer of the Corporation. Such order shall specify the number of shares of Series B Preferred Stock to be authenticated and the date on which the original issue of Series B Preferred Stock is to be authenticated. The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Corporation to authenticate the certificates for Series B Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for Series B Preferred Stock whenever the Transfer Agent may do so. Each reference in this Certificate to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

(d) Transfer and Exchange.  When (i) a Series B Preferred Stock certificate is presented to the Transfer Agent with a request to register the transfer of such Series B Preferred Stock certificate or (ii) Series B Preferred Stock certificates are presented to the Transfer Agent with a request to exchange such Series B Preferred Stock certificates for a Series B Preferred Stock certificate representing a number of shares of Series B Preferred Stock equal to the combined number of shares of Series B Preferred Stock represented by such presented certificates, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Series B Preferred Stock certificates surrendered for transfer or exchange:

(i) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Corporation and the Transfer Agent, duly executed by the holder thereof or its attorney duly authorized in writing; and

(ii) are being transferred or exchanged in accordance with the Transfer Restrictions; and

(iii) if such Series B Preferred Stock certificates are being delivered to the Transfer Agent by a Holder for registration in the name of such holder, without transfer, a certification from such holder to that effect.

(e) Obligations with Respect to Transfers of Series B Preferred Stock.

(i) To permit registrations of transfers and exchanges, the Corporation shall execute and the Transfer Agent shall authenticate Series B Preferred Stock certificates as required pursuant to the provisions of this Section 11(e).

(ii) All Series B Preferred Stock certificates issued upon any registration of transfer or exchange of Series B Preferred Stock certificates shall be the valid obligations of the Corporation, entitled to the same benefits under this Certificate as the Series B Preferred Stock certificates surrendered upon such registration of transfer or exchange.

(iii) Prior to due presentment for registration of transfer of any shares of Series B Preferred Stock, the Transfer Agent and the Corporation may deem and treat the Person in whose name such shares of Series B Preferred Stock are registered as the absolute owner of such Series B Preferred Stock and neither the Transfer Agent nor the Corporation shall be affected by notice to the contrary. All notices and communications to be given to the Holders and all payments to be made to Holders under the Preferred Stock shall be given or made only to the Holders.

(iv) The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Certificate or under applicable law with respect to any transfer of any interest in any Series B Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Certificate, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(f) Replacement Certificates.  If any Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation will issue, in exchange and in substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate lost, stolen or destroyed, and the Transfer Agent shall countersign a replacement Series B Preferred Stock certificate of like tenor and representing an equivalent amount of Series B Preferred Stock. If required by the Transfer Agent or the Corporation, such Holder shall furnish evidence of loss, theft or destruction of such certificate and, if requested by the Corporation, an indemnity on customary terms for such situations reasonably satisfactory to the Corporation.

(g) Temporary Certificates.  Until definitive Series B Preferred Stock certificates are ready for delivery, the Corporation may prepare and the Transfer Agent shall countersign temporary Series B Preferred Stock certificates. Temporary Series B Preferred Stock certificates shall be substantially in the form of definitive Series B Preferred Stock certificates but may have variations that the Corporation considers appropriate for temporary Series B Preferred Stock certificates. Without unreasonable delay, the Corporation shall prepare and the Transfer Agent shall countersign definitive Series B Preferred Stock certificates and deliver them in exchange for temporary Series B Preferred Stock certificates.

(h) Cancellation.  In the event the Corporation shall redeem or otherwise acquire Series B Preferred Stock, the Series B Preferred Stock certificates representing such redeemed or acquired shares shall thereupon be delivered to the Transfer Agent for cancellation.

(i) Taxes.  The issuance or delivery of shares of Series B Preferred Stock, shares of Common Stock or other securities issued on account of Series B Preferred Stock pursuant hereto, or certificates representing such shares or securities, shall be made without charge to the Holder for such shares or certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, including, without limitation, any share transfer, documentary, stamp or similar tax; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B Preferred Stock, shares of Common Stock or other securities in a name other than that in which the shares of Series B Preferred Stock with respect to which such shares or other securities were issued, delivered or registered, or in respect of any payment to any Person other than a payment to the Holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

Section 13.  Miscellaneous.

(a) Certain Covenants.

(i) Without limiting the provisions of (or the Holders’ rights under) Section 8, Section 9 and Section 11, the Corporation shall not merge with or into or consolidate with or into, or sell, transfer, exchange or lease all or substantially all of its property to, any other entity, or permit consummation of any other Business Combination, unless the surviving successor, transferee or lessee entity, as the case may be (if not the Corporation), (x) expressly assumes, as part of the terms of such Business Combination, the due and punctual performance and observance of each and every covenant and condition of this Certificate to be performed and observed by the Corporation and (y) if such Business Combination is a Qualified Business Combination, expressly agrees, as part of the terms of such Qualified Business Combination, to exchange, at the Holders’ option, shares of Series B Preferred Stock for shares of the surviving entity’s capital stock having terms, preferences, rights (including, without limitation, as to dividends, voting, redemption at the option of the Holder, and rights to assets upon liquidation, dissolution or winding-up of the entity), privileges and powers no less favorable (individually and in the aggregate) than the terms, preferences, rights (including, without limitation, as to dividends, voting, redemption at the option of the Holder, and rights to assets upon liquidation, dissolution or winding-up of the entity), privileges and powers under this Certificate, in each case, such that the rights of the Holders of Series B Preferred Stock are protected against dilution or other impairment. Without limiting any of the foregoing, the Corporation shall cause lawful provision to be made as part of the terms of each Business Combination such that each Holder shares of Series B Preferred Stock then outstanding shall have the right after such Business Combination to exchange such shares for, or convert such shares into, the kind and amount of securities, cash and other property receivable upon the Business Combination by a holder of Common Stock (that was not a counterparty to the Business Combination or an affiliate of such counterparty) holding that number of shares of Common Stock into which such shares of Series B Preferred Stock would have been convertible (pursuant to Section 6 without regard to any limitations on convertibility therein) immediately prior to such Business Combination, and subject to anti-dilution adjustment protections substantially equivalent to those set forth in this Certificate; provided, in the event that holders of shares of Common Stock have the opportunity to elect the form of consideration to be received in the Business Combination, each Holder shall have the same opportunity to elect the form of consideration that each Holder is entitled to receive.

(ii) The Corporation shall not, by amendment of the Certificate of Incorporation or through reorganization, consolidation, merger, dissolution, sale of assets, or otherwise, avoid or seek to avoid the observance or performance of any of the terms of this Certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders of Series B Preferred Stock against dilution or other impairment.

(iii) In addition to any other vote required by applicable law, the Corporation shall not, without the consent of the Holders of a majority of the Series B Preferred Stock outstanding, enter into any debt agreement or other financing agreement which by its terms would restrict the payment of dividends pursuant to this Series B Certificate or the payment of any amounts due upon the redemption of Series B Preferred Stock pursuant to Section 7 or Section 8.

(b) Status of Shares.  Shares of Series B Preferred Stock which have been converted, redeemed, repurchased or otherwise cancelled shall be retired and, following the filing of any certificate required by the DGCL, have the status of authorized and unissued shares of Preferred Stock, without designation as to series until such shares are once more, subject to and in accordance with the provisions of Section 11, designated as part of a particular series of Preferred Stock by the Board of Directors.

(c) Notices.  All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (or by first class mail if the same shall be specifically permitted for such notice under the terms of this Certificate) with postage prepaid, addressed: (i) if to the Corporation, to its office at [•] or to the Transfer Agent at its office at [•], or to any other agent of the Corporation designated to receive such notice as permitted by this Certificate of Designations, or (ii) if to any Holder, to such Holder at the address of such Holder as listed in the share record books of the Corporation (which may include the records of the Transfer Agent) or (iii) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

(d) Severability.  If any right, preference or limitation of the Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

(e) Subscription Rights.  Except as expressly provided in any agreement between a Holder and the Corporation, no share of Series B Preferred Stock (nor any Holder thereof) shall have any subscription right whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

(f) Other Rights.  Except as expressly provided in any agreement between a Holder and the Corporation, the shares of Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation of the Corporation or as provided by applicable law.

(g) Redemption Agent.  A Redemption Agent hereunder must be a bank or trust company in good standing, organized under the laws of the United States of America or any jurisdiction thereof that has a combined capital and surplus of at least $50,000,000 (or if such bank or trust company is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such bank or trust company publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 13(g) the combined capital and surplus of such bank or trust company shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

(h) Headings.  The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(i) Effectiveness.  This Certificate shall become effective upon the filing thereof with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed and acknowledged by its undersigned duly authorized officer this       day of           , 2009.

NCI BUILDING SYSTEMS, INC.

By:
Name:

Title:

[Signature Page to the Certificate of Designations]

Annex H

FORM OF
REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of [ • ], 2009 (as it may be amended from time to time, this “Agreement”), is made [between][among] NCI Building Systems, Inc., a Delaware Corporation (the “Company”), [Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership (“CD&R Fund VIII”)], [CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership (“CD&R FF Fund VIII”)], [Holdco, a Delaware limited liability company] (the “Initial Investor[s]”) and [any other stockholder of the Company that may become a party to this Agreement pursuant to the terms hereof].

WHEREAS, the Company and the Initial Investor[s] have entered into the Investment Agreement, dated as of [ • ], 2009 (as it may be amended from time to time, the “Investment Agreement”) pursuant to which the Initial Investor[s] purchased and acquired from the Company, and the Company issued and sold to the Initial Investor[s], shares of a newly created series of preferred stock designated the Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share of the Company (the “Series B Preferred Stock”), which is convertible into shares of Common Stock, par value $.01 per share of the Company (the “Common Stock”);

WHEREAS, the Company and the Initial Investor[s] have entered into the Stockholders Agreement, dated as of the date hereof (as it may be amended from time to time, the “Stockholders Agreement”), which sets forth the terms and conditions of ownership of Series B Preferred Stock and the Common Stock issuable upon conversion thereof;

WHEREAS, (i) the Investment Agreement and the Stockholders Agreement contemplate the execution and delivery of this Agreement and (ii) the Company desires to grant to the Holders certain registration rights with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock;

NOW, THEREFORE, in consideration of the premises and of the respective covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1. Demand Registrations.

(a) Requests for Registration.   At any time and from time to time following the last day of the Holding Period, the Lead Investor may request in writing that the Company effect the registration under and in accordance with the provisions of the Securities Act of all or any part of the Registrable Securities held by the Investor Holders (each, a “Demand Request”). Promptly after its receipt of any Demand Request, but no later than 10 days after receipt by the Company of such Demand Request, the Company shall give written notice of such request to all other Holders, and shall use its reasonable best efforts to file, as promptly as reasonably practicable but not later than 30 days after receipt by the Company of such Demand Request, in accordance with the provisions of this Agreement, a Registration Statement covering all Registrable Securities that have been requested to be registered (i) in the Demand Request and (ii) by any other Holders by written notice to the Company given within 15 days after the date the Company has given such Holders notice of the Demand Request (or within 10 days if, at the request of the Lead Investor, the Company states in such written notice that such registration is a Short-Form Registration), in accordance with the method or methods of disposition of the applicable Registrable Securities elected by the Lead Investor. Any registration requested pursuant to this Section 1(a) or Section 1(c) is referred to in this Agreement as a “Demand Registration.” The Company shall pay all expenses (subject to and in accordance with Section 4) incurred in connection with any registration pursuant to this Section 1.

(b) Limitations on Demand Registration and Shelf Underwritten Offering.  The Lead Investor shall be entitled to initiate no more than five Demand Registrations (other than Short-Form Registrations pursuant to Section 1(c) provided that they are not underwritten offerings) and Shelf Underwritten Offerings in the aggregate, provided, however, that (i) in respect of four out of the five such Demand Registrations to which the Holders are entitled under this Agreement, the Company shall not be obligated to effect such Demand Registration unless the amount of Registrable Securities requested to be registered by the Lead Investor is reasonably expected to result in aggregate gross proceeds (prior to deducting underwriting discounts and commissions and offering expenses) of at least $50 million and (ii) the Company shall not be obligated to effect such Demand Registration during the four-

month period following the effective date of a Registration Statement pursuant to any other Demand Registration. No request for registration shall count for the purposes of the limitations in this Section 1(b) if (A) the Lead Investor determines in good faith to withdraw (prior to the effective date of the Registration Statement relating to such request) the proposed registration due to marketing conditions or regulatory reasons prior to the execution of an underwriting agreement or purchase agreement relating to such request, (B) the Registration Statement relating to a Demand Request is not declared effective within 180 days of the date such Registration Statement is filed with the Commission (other than solely by reason of the Lead Investor having refused to proceed or a misrepresentation or an omission by the applicable Holders), (C) prior to the sale of at least 85% of the Registrable Securities included in the applicable registration relating to a Demand Request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction, or other order or requirement removed, withdrawn or resolved to the reasonable satisfaction of the Lead Investor within 30 days of the date of such order, (D) more than 15% of the Registrable Securities requested by such Lead Investor to be included in such registration are not so included pursuant to Section 1(f), or (E) the conditions to closing specified in any underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a default or breach thereunder by the Lead Investor that proximately and primarily caused the failure of such conditions). Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the Company shall pay all expenses (subject to and in accordance with Section 4) in connection with any request for registration pursuant to Section 1(a).

(c) Short-Form Registrations.

(i) At all times following the last day of the Holding Period, the Company shall use its reasonable best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration (a “Short-Form Registration”), and, if requested by the Lead Investor and available to the Company, such Short-Form Registration shall be a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of the Registrable Securities, pursuant to Rule 415 or otherwise (a “Shelf Registration Statement”). At any time and from time to time following the last day of the Holding Period, the Lead Investor shall be entitled to request an unlimited number of Short-Form Registrations, if available to the Company, with respect to the Registrable Securities held by the Investor Holders in addition to the registration rights provided in Section 1(a), provided, that the Company shall not be obligated to effect any registration pursuant to this Section 1(c)(i), (A) within 90 days after the effective date of any Registration Statement of the Company hereunder and (B) unless the amount of Registrable Securities requested to be registered by the Investor Holders is reasonably expected to result in aggregate gross proceeds (prior to deducting underwriting discounts and commissions and offering expenses) of at least $50 million. In no event shall the Company be obligated to effect any shelf registration other than pursuant to a Short-Form Registration. The Company shall pay all expenses (subject to and in accordance with Section 4) in connection with any Short-Form Registration. If any Demand Registration is proposed to be a Short-Form Registration and an underwritten offering, if the managing underwriter(s) shall advise the Company and the Holders that, in its good faith opinion, it is of material importance to the success of such proposed offering to file a registration statement on Form S-1 (or any successor or similar registration statement) or to include in such registration statement information not required to be included in a Short-Form Registration, then the Company shall file a registration statement on Form S-1 or supplement the Short-Form Registration as reasonably requested by such managing underwriter(s). A Short Form Registration that is an underwritten offering shall count as a “Demand Registration” pursuant to Section 1(b) for purposes of calculating how many “Demand Registrations” the Lead Investor has initiated.

(ii) Upon filing any Short-Form Registration, the Company shall use its reasonable best efforts to keep such Short-Form Registration effective with the Commission at all times and to re-file such Short-Form Registration upon its expiration, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing the Prospectus related to such Short-Form Registration as may be reasonably requested by the Lead Investor, or as otherwise required, until such time as all Registrable Securities that could be sold in such Short-Form Registration have been sold or are no longer outstanding.

(iii) To the extent the Company is a well-known seasoned issuer (as defined in Rule 405) (a “WKSI”) at the time any Demand Request for a Short-Form Registration is submitted to the Company and such Demand Request requests that the Company file a Shelf Registration Statement, the Company shall file an automatic shelf registration statement (as defined in Rule 405) on Form S-3 (an “Automatic Shelf Registration Statement”) in accordance with the requirements of the Securities Act and the rules and regulations of the Commission thereunder, which covers those Registrable Securities which are requested to be registered. The Company shall pay the registration fee for all Registrable Securities to be registered pursuant to an Automatic Shelf Registration Statement at the time of filing of the Automatic Shelf Registration Statement and shall not elect to pay any portion of the registration fee on a deferred basis. The Company shall use its reasonable best efforts to remain a WKSI (and not to become an ineligible issuer (as defined in Rule 405)) during the period during which any Automatic Shelf Registration Statement is effective. If at any time following the filing of an Automatic Shelf Registration Statement when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to post-effectively amend the Automatic Shelf Registration Statement to a Shelf Registration Statement on Form S-3 or file a new Shelf Registration Statement on Form S-3 or, if such form is not available, Form S-1, have such Shelf Registration Statement declared effective by the Commission and keep such Registration Statement effective during the period during which such Short-Form Registration is required to be kept effective in accordance with Section 1(c)(ii).

(d) Restrictions on Demand Registrations.   If the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, with respect to a Demand Registration, would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board of Directors (after consultation with external legal counsel) (i) would be required to be made in any Registration Statement so that such Registration Statement would not be materially misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or (iii) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a bona fide and reasonably imminent material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may, upon giving prompt written notice of such action to the Holders participating in such registration, delay the filing or initial effectiveness or, or suspend use of, such Registration Statement; provided, that the Company shall not be permitted to do so (x) more than once in any 6-month period or (y) for any single period of time in excess of 60 days, or for periods exceeding, in the aggregate, 90 days during any 12-month period. In the event that the Company exercises its rights under the preceding sentence, such Holders agree to suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company so postpones the filing of a Prospectus or the effectiveness of a Registration Statement, the Lead Investor shall be entitled to withdraw such request and, if such request is withdrawn, such registration request shall not count for the purposes of the limitations set forth in Section 1(b) or Section 7(a).   The Company shall pay all expenses (subject to and in accordance with Section 4) incurred in connection with any such aborted registration or prospectus.

(e) Selection of Underwriters.  If the Lead Investor intends that the Registrable Securities covered by its Demand Request shall be distributed by means of an underwritten offering, the Lead Investor shall so advise the Company as a part of the Demand Request, and the Company shall include such information in the notice sent by the Company to the other Holders with respect to such Demand Request. In such event, the lead underwriter to administer the offering shall be chosen by the Lead Investor, subject to the prior written consent, not to be unreasonably withheld or delayed, of the Company.

(f) Priority on Demand Registrations.  The Company shall not include in any underwritten registration pursuant to this Section 1 any securities that are not Registrable Securities without the prior written consent of the Lead Investor. If any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in a firm commitment underwritten offering, and the managing underwriter(s) of such underwritten offering advises the Holders that, in its good faith opinion, the total number or dollar amount of Registrable Securities (and, if permitted hereunder, Other Securities requested to be included in such offering) exceeds the largest number or dollar amount of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company shall include in such offering only such number of securities that in the good faith opinion of such underwriter can be included without adversely affecting the marketability of the offering, which securities shall be so included in the following order of priority:

(i) first, Registrable Securities of the Investor Holders, pro rata (if applicable) on the basis of the aggregate number of Registrable Securities owned by each such Investor Holder;

(ii) second, Registrable Securities of the other Holders, pro rata (if applicable) on the basis of the aggregate number of Registrable Securities owned by each such Holder; and

(iii) third, any Other Securities requested to be included therein by any other Person (including the securities to be sold for the account of the Company) allocated among such Persons in such manner as the Company may determine.

(g) Cancellation of Demand Registration.   The Lead Investor shall have the right to notify the Company prior to the effectiveness of a Registration Statement relating to a Demand Registration that such Registration Statement be abandoned or withdrawn, in which event the Company shall promptly abandon or withdraw such Registration Statement.

2. Piggyback Registrations.

(a) Right to Piggyback.   If, at any time following the last day of the Holding Period, the Company proposes or is required to file a Registration Statement under the Securities Act with respect to an offering of securities of the Company, whether or not for sale for its own account (including, but not limited to, a Shelf Registration Statement on Form S-3 or any successor form, but excluding a Registration Statement that is (i) solely in connection with a Special Registration or (ii) pursuant to a Demand Registration in accordance with Section 1 hereof), the Company shall give written notice as promptly as practicable, but not later than 30 days prior to the anticipated date of filing of such Registration Statement, to all Holders of its intention to effect such registration and shall include in such registration all Registrable Securities with respect to which the Company has received written notice from Holders for inclusion therein within 15 days after the date of the Company’s notice (a “Piggyback Registration”). Any Holder that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, at any time at least two Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 2 prior to the effectiveness of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. There is no limitation on the number of Piggyback Registrations pursuant to this Section 2(a) which the Company is obligation to effect. No Piggyback Registration shall count towards registrations required under Section 1.

(b) Selection of Underwriters.   If the registration referred to in Section 2(a) is proposed to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2(a). In such event, the lead underwriter to administer the offering shall be chosen by the Company, subject to the prior written consent, not to be unreasonably withheld or delayed, of the Lead Investor.

(c) Piggyback Registration Expenses.   The Company shall pay all expenses (-subject to and in accordance with Section 4) in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final or is terminated or withdrawn by the Company.

(d) Priority on Primary Registrations.   If the securities to be registered pursuant to this Section 2 are to be sold in an underwritten primary offering on behalf of the Company, the Holders shall be permitted to include all Registrable Securities requested to be included in such registration in such offering on the same terms and conditions as any Other Securities included therein; provided, however, if such offering involves a firm commitment underwritten offering and the managing underwriter(s) of such offering advises the Company and such requesting Holders in writing that, in its good faith opinion, the total number or dollar amount of Registrable Securities exceeds the largest number or dollar amount of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company shall include in such registration or prospectus only such number of securities that in the good faith opinion of such underwriters can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be included in the following order of priority:

(i) first, the Other Securities that the Company proposes to sell;

(ii) second, the Registrable Securities requested to be included by the Holders, pro rata (if applicable) on the basis of the aggregate number of Registrable Securities owned by each such Holder; and

(iii) third, any Other Securities requested to be included therein by any other Person (other than the Company) allocated among such Persons in such manner as the Company may determine.

(e) Priority on Secondary Registrations.   If the securities to be registered pursuant to this Section 2 are to be sold in an underwritten secondary offering on behalf of holders of Other Securities, the Holders shall be permitted to include all Registrable Securities requested to be included in such registration in such offering on the same terms and conditions as any Other Securities included therein; provided, however, that if the managing underwriter(s) of such offering advises the Company and such requesting Holders in writing that, in its good faith opinion, the total number or dollar amount of Registrable Securities exceeds the largest number or dollar amount of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company shall include in such registration only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities shall be so included in the following order of priority:

(i) first, the Other Securities requested to be included therein by the holders exercising their contractual rights to demand such registration and the Registrable Securities requested to be included by the Holders, pro rata (if applicable) on the basis of the aggregate number of securities so requested to be included therein owned by each such holder; and

(ii) second, any Other Securities requested to be included therein by the Company or any other Person not exercising a contractual right to demand registration, allocated among such Persons in such manner as the Company may determine.

3. Registration Procedures.  Subject to Section 1(d), whenever the Holders of Registrable Securities have requested that any Registrable Shares be registered pursuant to Section 1 or Section 2 of this Agreement, the Company shall use its reasonable best efforts to effect, as soon as practicable as provided herein, the registration and sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof. Without limiting the generality of the foregoing, and pursuant thereto, the Company shall cooperate in the sale of such Registrable Securities and shall, as expeditiously as possible:

(a) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities as provided herein, make all required filings with FINRA and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as promptly as practicable after the filing thereof, provided, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including free writing prospectuses under Rule 433 (each a “Free Writing Prospectus”)) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference therein, the Company shall furnish to Holders’ Counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such counsel at the Company’s expense. The Company shall not file any Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) with respect to any registration pursuant to Section 1 or Section 2 of this Agreement to which the Holders’ Counsel or the managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless in the opinion of the Company, such filing is necessary to comply with applicable law;

(b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement effective for a period of (i) with respect to a Registration Statement other than a Shelf Registration Statement pursuant to a Short-Form Registration, (A)

not less than four months, (B) if such Registration Statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a Prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, or (C) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of distribution by the seller or sellers thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act) or (ii) in the case of Shelf Registration Statements pursuant to a Short-Form Registration, the period set forth in Section 1(c)(ii), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c) furnish to each seller of Registrable Securities, and the managing underwriter(s), if any, such number of conformed copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary and final Prospectus, any Free Writing Prospectus, all exhibits and other documents filed therewith and such other documents as such Persons may reasonably request including in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of disposition thereof; and the Company, subject to the penultimate paragraph of this Section 3, hereby consents to the use of such Prospectus or and each amendment or supplement thereto by each of the sellers of Registrable Securities and the managing underwriter(s), if any, in connection with the offering and sale of the Registered Securities covered by such Prospectus and any such amendment or supplement thereto;

(d) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller in accordance with the intended method or methods of disposition thereof (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any jurisdiction wherein it is not so subject or (ii) take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject);

(e) use its reasonable best efforts to cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies, authorities and self-regulatory bodies as may be necessary or reasonably advisable in light of the business and operations of the Company to enable the seller or sellers thereof or the managing underwriter(s), if any, to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(f) promptly notify each seller of such Registrable Securities and the managing underwriter(s), if any, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event or existence of any fact as a result of which the Prospectus (including any information incorporated by reference therein) included in such Registration Statement, as then in effect, contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, as promptly as practicable upon discovery, prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such Prospectus, or file any other required document, as may be necessary so that, as thereafter delivered to any prospective purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(g) notify each seller of any Registrable Securities covered by such Registration Statement, Holders’ Counsel and the managing underwriter(s) of any underwritten offering, if any, (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or any post-effective amendment to the Registration Statement or any Free Writing Prospectus has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such Registration Statement or to such Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose and (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or the institution of any proceedings for any such purposes;

(h) use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities to be listed on the NYSE or NASDAQ, as determined by the Company;

(i) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of such Registration Statement and, cooperate with the sellers of any Registrable Securities and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from each such seller of Registrable Securities that the Registrable Securities represented by the certificates so delivered by such seller will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or the sellers may request at least two Business Days prior to any sale of Registrable Securities;

(j) enter into such agreements (including underwriting agreements with customary provisions) and take all such other actions as the Lead Investor (if such registration is a Demand Registration) or the managing underwriter(s), if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(k) make available for inspection by any seller of Registrable Securities and Holders’ Counsel, any managing underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement; provided that each Holder shall, and shall use its commercially reasonable efforts to cause each such underwriter, accountant or other agent to (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (ii) minimize the disruption to the Company’s business in connection with the foregoing;

(l) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable after the effective date of the Registration Statement, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(m) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related Prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use every reasonable effort to obtain the withdrawal of such order at the earliest possible moment;

(n) cause its senior management to use reasonable best efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in “road shows”) taking into account the Company’s business needs;

(o) obtain one or more comfort letters, addressed to the sellers of Registrable Securities, dated the effective date of such Registration Statement and, if requested by the Lead Investor, dated the date of sale by any Investor Holder (and, if such registration includes an underwritten public offering, including any Shelf Underwritten Offering, addressed to each of the managing underwriter(s) and dated the date of the closing under the underwriting agreement for such offering), signed by the independent public accountants who have issued an audit report on the Company’s financial statements included in such Registration Statement in customary form and covering such matters of the type customarily covered by comfort letters as the Lead Investor reasonably requests;

(p) provide legal opinions of the Company’s outside counsel (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s), if any, and Holders’ Counsel), addressed to the Holders of the Registrable Securities being sold, dated the effective date of such Registration Statement, each amendment and supplement thereto, and, if requested by the Lead Investor, dated the date of sale by any Investor Holder (and, if such registration includes an underwritten public offering, including any Shelf Underwritten Offering, addressed to each of the managing underwriter(s) and dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary Prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature and such other matters as may be reasonably requested by Holders’ Counsel (and, if applicable, by the managing underwriter(s));

(q) use its reasonable best efforts to take or cause to be taken all other actions, and do and cause to be done all other things, necessary or reasonably advisable in the opinion of Holders’ Counsel to effect the registration of such Registrable Securities contemplated hereby.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any Holder covered thereby by name, or otherwise identifies such Holder as the holder of any securities of the Company, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law, in which case the Company shall provide written notice to such Holders no less than five (5) Business Days prior to the filing of such amendment to any Registration Statement or amendment of or supplement to the Prospectus or any Free Writing Prospectus.

If the Company files any Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that it shall use its reasonable best efforts to include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such Shelf Registration Statement at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

Subject to the limitations on the Company’s ability to delay the use or effectiveness of a Registration Statement as provided in Section 1(d), each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f), such Holder shall promptly discontinue its disposition of Registrable Securities pursuant to any Registration Statement (other than offers or sales pursuant to a plan that is in effect and that complies with Rule 10b5-1 under the Exchange Act) until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f). If so directed by the Company, each such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, in such Holder’s possession of the Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that the Company shall give any such notice, the period mentioned in Section 3(b), as applicable, shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when such Holder shall have received the copies of the supplemented or amended Prospectus contemplated by Section 3(f).

The Company may require each Holder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Holder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

4. Registration Expenses.

(a) Except as otherwise provided in this Agreement, all expenses incidental to the Company’s performance of or compliance with this Agreement (the “Registration Expenses”), including, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Commission, all applicable securities exchanges and/or FINRA and (B) of compliance with securities or blue sky laws including any fees and disbursements of counsel for the underwriter(s) in connection with blue sky qualifications of the Registrable Securities pursuant to Section 3(d)), (ii) word processing, duplicating and printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriter(s), if any, or by the Holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of all independent certified public accountants (including, without limitation, the fees and disbursements in connection with any “cold comfort” letters required by this Agreement), underwriters and other Persons, including special experts, retained by the Company, shall be borne by the Company. The Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance, the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed and ratings agency fees. All Selling Expenses shall be borne by the holders of the securities so registered pro rata on the basis of the amount of proceeds from the sale of their shares so registered. For the avoidance of doubt, the Company shall not bear any Selling Expenses in connection with its obligations under this Agreement.

(b) The Company shall not, however, be required to pay for expenses of any Demand Registration begun pursuant to Section 1 or Shelf Underwritten Offering begun pursuant to Section 7, the request of which has been subsequently withdrawn by the Lead Investor unless (i) the withdrawal is based upon (A) any fact, circumstance, event, change, effect or occurrence that individually or in the aggregate with all other facts or circumstances, events, changes, effects or occurrences has a material adverse effect on the Company or (B) material adverse information concerning the Company that the Company had not publicly disclosed at least forty-eight (48) hours prior to such registration request or that the Company had not otherwise notified, in writing, the Lead Investor of at the time of such request, (ii) the Lead Investor has not withdrawn two Demand Registrations of a type not covered by clauses (i)(A) or (i)(B) of this Section 4(b) or (iii) after the Lead Investor’s withdrawal of two Demand Registrations where such withdrawal is not covered by clauses (i)(A) or (i)(B) of this Section 4(b), the Lead Investor agrees to forfeit its right to one Demand Registration or Shelf Underwritten Offering pursuant to Section 1 or Section 7, as applicable, with respect to the limit set forth in Section 1(b).

(c) If the Lead Investor and/or the Holders are required to pay Registration Expenses, such expenses shall be borne by the holders of the securities that would have been registered had the applicable registration request not been withdrawn, pro rata on the basis of the number of such shares held by them. If the Company is required to pay the Registration Expenses of a withdrawn offering pursuant to clauses (i) or (ii) of Section 4(b), then the Lead Investor shall not forfeit its rights pursuant to Section 1 or Section 7, as applicable.

(d) In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities covered by each such registration for (i) the reasonable fees and disbursements of one United States counsel (“Holders’ Counsel”) selected by the Lead Investor if any Investor Holder is participating in such registration, and, if no Investor Holder is participating, one counsel for the Holders, selected by Holders of the majority of the Registrable Securities participating in such registration and (ii) the reasonable fees and disbursements, if any, of one counsel for each Holder of Registrable Securities covered by such registration, incurred solely in connection with delivering any opinion required under the applicable underwriting agreement.

5. Indemnification.

(a) The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, to the fullest extent permitted by law, each Holder, each Affiliate thereof, any Person who is or might be deemed to be a controlling Person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, their respective direct and indirect general and limited partners, advisory board members, directors, officers, trustees, managers, members, Affiliates and shareholders, and each other Person, if any, who controls any such Holder or any such controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being referred to herein as a “Covered Person”) against, and pay and reimburse such Covered Persons for any losses, claims, damages, liabilities, joint or several, to which such Covered Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement or Prospectus or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, and the Company shall pay and reimburse such Covered Persons for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in such Registration Statement, any such Prospectus or any such Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, or in any application in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Covered Person pertaining exclusively to such Covered Person expressly for use therein.

(b) In connection with any Registration Statement in which a Holder is participating, each such Holder shall furnish to the Company in writing such information and affidavits pertaining exclusively to such Holder as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, shall indemnify and hold harmless the Company, its directors and officers, each underwriter and any Person who is or might be deemed to be a controlling person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each such underwriter against any losses, claims, damages, liabilities, joint or several, to which such Holder or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement or Prospectus or Free Writing Prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such Prospectus or Free Writing Prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such Holder pertaining exclusively to such Holder expressly for use therein, and such Holder shall reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the obligation to indemnify and hold harmless shall be individual and several to each Holder and shall be limited to the net amount of proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not, without the indemnified party’s prior consent, settle or compromise any action or claim or consent to the entry of any judgment unless such settlement or compromise includes as an unconditional term thereof the release of the indemnified party from all liability, which release shall be reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

(e) If the indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder shall be obligated to contribute pursuant to this Section 5(e) shall be limited to an amount equal to the net proceeds to such Holder of the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation

(f) To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any Commission comments or policies or any court of law or otherwise, the Company agrees that (i) the indemnification and contribution provisions contained in this Section 5 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder (so long as the amount for which any other Holder is or becomes responsible does not exceed the amount for which such Holder would be responsible if the Holder were not deemed to be an underwriter of Registrable Securities) and (ii) such Holder and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.

6. Participation in Underwritten Registrations.  No Person may participate in any registration hereunder that is underwritten unless such Person (i) agrees to sell the Registrable Securities or Other Securities it desires to have covered by the registration on the basis provided in any underwriting arrangements in customary form approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s), provided that (A) no Holder shall be required to sell more than the number of Registrable Securities that such Holder has requested the Company to include in any registration) and (B) if any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the managing underwriter(s) and, in connection with an underwritten registration pursuant to Section 1, the Lead Investor, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, provided that no such Person (other than the Company) shall be required to make any representations or warranties other than those related to title and ownership of, and power and authority to transfer, shares and as to the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Company or the managing underwriter(s) by such Person pertaining exclusively to such Holder and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Holder’s failure to cooperate, shall not constitute a breach by the Company of this Agreement). Notwithstanding the foregoing, no Holder shall be required to agree to any indemnification obligations on the part of such Holder that are greater than its obligations pursuant to Section 5(b).

7. Shelf Take-Downs.

(a) At any time that a Shelf Registration Statement covering Registrable Securities is effective, if the Lead Investor delivers or deliver a notice (a “Take-Down Notice”) to the Company stating that it or they intend to effect an underwritten offering of all or part of its or the Investor Holders’ Registrable Securities, in each case included by it or them on the Shelf Registration Statement (a “Shelf Underwritten Offering”) the Company shall amend or supplement the Shelf Registration Statement or related Prospectus as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering (taking into account the inclusion of Registrable Securities by any other Holders pursuant to Section 1(f)), provided, that the Lead Investor shall not be entitled to deliver an aggregate of more than three Take-Down Notices in any 12-month period and (ii) the Lead Investor may not deliver any Take-Down Notice within 30 days after the effective date of any Registration Statement of the Company hereunder. For the avoidance of doubt, a Shelf Underwritten Offering shall count against the limit set forth in Section 1(b).

(b) In connection with any Shelf Underwritten Offering:

(i) the Lead Investor, as applicable, shall also deliver the Take-Down Notice to all other Holders included on such Shelf Registration Statement and permit each Holder to include its Registrable Securities included on the Shelf Registration Statement in the Shelf Underwritten Offering if such Holder notifies the Lead Investor, as the case may be, and the Company within five Business Days after delivery of the Take-Down Notice to such Holder; and

(ii) in the event that the managing underwriter advises the Company in its good faith opinion that marketing factors (including an adverse effect on the per share offering price) require a limitation on the number of shares which would otherwise be included in such take-down, the managing underwriter may limit the number of shares which would otherwise be included in such take-down offering in the same manner as is described in Section 1(f) with respect to a limitation of shares to be included in a registration.

8. Rule 144; Rule 144A.  The Company covenants that it will timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 or Rule 144A under the Securities Act or any similar rules or regulations hereafter adopted by the Commission), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or Rule 144A or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

9. Holdback.

(a) In consideration for the Company agreeing to its obligations under this Agreement, each Holder agrees, in connection with any underwritten offering made pursuant to a Registration Statement in which such Holder has elected to include Registrable Securities, upon the written request of the managing underwriter(s) of such offering, not to effect (other than pursuant to such underwritten offering) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any Other Securities of the

Company or any securities convertible into or exchangeable or exercisable for any Other Securities of the Company without the prior written consent of the managing underwriter(s) during the Holdback Period. The Company agrees that the Holders shall only be bound so long as and to the extent that each other stockholder having registration rights with respect to the securities of the Company is similarly bound; provided, that a request under this Section 9(a) shall not be effective more than once in any twelve-month period.

(b) In connection with any underwritten offering of Registrable Securities covered by a registration pursuant to Section 1, the Company agrees, upon the written request of the managing underwriter(s) of such offering, not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any Registration Statement (other than solely in connection with such registration or a Special Registration) covering any, of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the Holdback Period; provided that a request under this Section 9(b) shall not be effective more than once in any twelve-month period.

10. Certain Additional Agreements.  If any Registration Statement or comparable statement under state “blue sky” laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (a) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (b) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by outside counsel, required by the Securities Act or any similar federal statute or any state “blue sky” or securities law then in force, the deletion of the reference to such Holder; provided, however, that if any Registration Statement refers to any Holder by name or otherwise as the holder of any securities of the Company and if in such Holder’s sole and exclusive judgment, such Holder is or might be deemed to be an underwriter or a controlling Person of the Company, such Holder shall have the right to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such Holder and the Company and presented to the Company in writing, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar federal statute or any state “blue sky” or securities law then in force, the deletion of the reference to such Holder; provided that with respect to this clause (ii), if reasonably requested by the Company, such Holder shall furnish to the Company an opinion of counsel to such effect, which opinion and counsel shall be reasonably satisfactory to the Company.

11. Term.  This Agreement shall be effective as of the date hereof and shall continue in effect thereafter until the date on which no Registrable Securities remain outstanding, except for the provisions of Section 4, Section 5 and Section 8, this Section 11 and Section 13, which shall survive such termination.

12. Defined Terms.  In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the meanings ascribed to them below. All terms used and not defined in this Agreement shall have the meanings assigned to them in the Stockholders Agreement or, if not defined therein, in the Investment Agreement.

“Agreement” has the meaning set forth in the Recitals.

“Automatic Shelf Registration Statement” has the meaning set forth in Section 1(c)(iii).

[“CD&R Fund VIII” has the meaning set forth in the Preamble.]

[“CD&R FF Fund VIII” has the meaning set forth in the Preamble.]

“Closing Date” has the meaning set forth in the Investment Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Common Stock” has the meaning set forth in the Recitals.

“Covered Person” has the meaning set forth in Section 5(a).

“Demand Registration” has the meaning set forth in Section 1(a).

“Demand Request” has the meaning set forth in Section 1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning set forth in Section 3(a).

“Holdback Period” means (i) with respect to any registered offering covered by this Agreement, 90 days (or such shorter period as the managing underwriters permit) after and 10 days before, the effective date of the related Registration Statement or, (ii) in the case of a takedown from a Shelf Registration Statement, 90 days (or such shorter period as the managing underwriters permit) after the date of the Prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed 10 days) as the Company has given reasonable written notice to the holder of Registrable Securities.

“Holders” means (i) the Investor Holders and (ii) the Permitted Third Party Transferees.

“Holders’ Counsel” has the meaning set forth in Section 4(b).

“Holding Period” means the period starting on and including the Closing Date and ending on and excluding the 30-month anniversary of the Closing Date; provided that the Holding Period shall terminate upon the occurrence of (x) a Change of Control Event or (y) a Company Default Event (each of the capitalized terms used in clauses (x) and (y), shall have the meanings assigned to them in the Stockholders Agreement).

“Initial Investor[s]” has the meaning set forth in the Preamble.

“Investment Agreement” has the meaning set forth in the Recitals.

“Investor Holders” means (i) the Initial Investor[s] and (ii) the Permitted Affiliate Transferees.

“Lead Investor” means [CD&R Fund VIII][the Initial Investor].

“Other Securities” means any equity securities of the Company other than Registrable Securities.

“Permitted Affiliate Transferee” means a Parent Controlled Affiliate who is a Transferee or assignee in accordance with Section 4.1(a) or Section 9.2 of the Stockholders Agreement, respectively, and that has agreed in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the provisions of this Agreement.

“Permitted Third Party Transferee” means (i) any transferee (other than an Investor Holder) of all or any portion of the Registrable Securities held by an Investor Holder; provided such transfer was not in violation of the Stockholders Agreement or (ii) the subsequent transferee of all or any portion of the Registrable Securities held by any Permitted Third Party Transferee, in each case, that has agreed in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the provisions of this Agreement.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“Piggyback Registration” has the meaning set forth in Section 2(a).

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Securities, as amended or supplemented and including all material incorporated by reference in such prospectus or prospectuses.

“Register,” “registered” and “registration” refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which the Lead Investor notifies the Company of its intention to offer Registrable Securities.

“Registrable Securities” means (i) all shares of Common Stock and all shares of any new class of capital stock of the Company, if any, as may be created pursuant to Section 6.2(c) of the Stockholders Agreement acquired by the Investor Holders on, from and after the date of this Agreement, including, without limitation, shares of Common Stock or such new class of capital stock, if any, issued or issuable upon conversion of shares of Series B Preferred Stock, and (ii) any shares of capital stock or other equity interests issued or issuable by the Company, directly or indirectly, with respect to such shares described in clause (i) by way of conversion or exchange thereof or stock dividends, stock splits or in connection with a combination of shares, reclassification, recapitalization, merger or other reorganization.

As to any particular securities constituting Registrable Securities, once issued such securities shall cease to be Registrable Securities when (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (B) such securities shall have been sold to the public pursuant to Rule 144 or Rule 145 or other exemption from registration under the Securities Act, (C) such securities shall have ceased to be outstanding or (D) such securities are transferred to a person who is not a Holder.

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including any Prospectus or Free Writing Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“Rule 144” means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 144A” means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 145” means Rule 145 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 405” means Rule 405 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 415” means Rule 415 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 433” means Rule 433 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Series B Preferred Stock” has the meaning set forth in the Recitals.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder and any other expenses required by law to be paid by a selling Holder.

“Shelf Registration Statement” has the meaning set forth in Section 1(c)(i).

“Shelf Underwritten Offering” has the meaning set forth in Section 7(a).

“Short-Form Registration” has the meaning set forth in Section 1(c)(i).

“Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4, Form S-8 or any successor forms thereto or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered solely in connection with an employee benefit or dividend reinvestment plan.

“Stockholders Agreement” has the meaning set forth in the Recitals.

“Take-Down Notice” has the meaning set forth in Section 7(a).

“WKSI” has the meaning set forth in Section 1(c)(iii).

13. Miscellaneous.

(a) No Inconsistent Agreements; No Grant of Registration Rights to Other Persons.  The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement or take any action, or permit any change to occur, with respect to its securities which would adversely affect the ability of any Holder of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement. Until such time as the Investor Voting Interest is less than 25%, the Company shall not grant to any holder or prospective holder of any securities of the Company registration rights with respect to such securities without the prior written consent of the Lead Investor.

(b) Amendments and Waivers.

(i) Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Lead Investor. A copy of each such amendment shall be sent to each Holder and shall be binding upon each party hereto; provided further that the failure to deliver a copy of such amendment shall not impair or affect the validity of such amendment.

(ii) The waiver by any party hereto of a breach of any provisions of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(c) Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In addition, the provisions of this Agreement which are for the benefit of Holders shall be for the benefit of and enforceable by any Permitted Affiliate Transferee and any Permitted Third Party Transferee. Notwithstanding anything to the contrary in this Agreement, the Company may assign this Agreement in connection with a merger, reorganization or sale, transfer or contribution of all or substantially all of the assets or stock of the Company to any of its subsidiaries or Affiliates, and, upon the consummation of any such merger, reorganization, sale, transfer or contribution, such subsidiary or Affiliate shall automatically and without further action assume all of the obligations and succeed to all the rights of the Company under this Agreement.

(d) Severability.  If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

(e) Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

(f) Headings.  The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

(g) Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and to be performed within the State of New York, without giving effect to conflicts of law rules that would require or permit the application of the Laws of another jurisdiction.

Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees not to commence any such suit, action or other proceeding except in such courts). Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth or referred to in Section 13(k) shall be effective service of process for any such suit, action or other proceeding. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or other proceeding in (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

(h) Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (i) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (ii) acknowledges that it understands and has considered the implications of this wavier and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 13(h).

(i) Enforcement; Attorney’s Fees.  Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof, provided that no Holder will have any right to an injunction to prevent the filing or effectiveness of any Registration Statement of the Company. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and other available remedies.

(j) No Third Party Beneficiaries.  Except as set forth in Section 5, nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns.

(k) Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by reputable overnight courier or (d) sent by fax (provided a confirmation copy is sent by one of the other methods set forth above), as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Company, to it at:

NCI Building Systems, Inc.
Attention: General Counsel
10943 North Sam Houston Parkway West
Houston, Texas 77064
Fax: (281) 477-9674

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
Attention: Mark Gordon
51 West 52nd Street
New York, NY 10019
Fax: (212) 403-2000

If to the [ • ], to it at:

[ • ]
c/o Clayton, Dubilier & Rice, Inc.
Attention: Theresa Gore
375 Park Avenue, 18th Floor
New York NY 10152
Fax: (212) 893-5252

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Franci J. Blassberg
Fax: (212) 909-6836

If to any other Holder, to its address set forth on the signature page of such Holder to this Agreement with a copy (which shall not constitute notice) to any party so indicated thereon.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery, on the day delivered, (x) if by certified or registered mail, on the fifth Business Day after the mailing thereof, (y) if by overnight courier, on the day delivered, or (z) if by fax, on the day delivered.

(l) Entire Agreement.  This Agreement, the other Transaction Documents and the schedules and exhibits attached to any such documents constitute the entire agreement and understanding between the Company and the Initial Investor[s] with respect to the matters referred to herein and supersede all prior agreements, understandings or representations, in each case among the parties, with respect to such matters.

[the remainder of this page left intentionally blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

NCI BUILDING SYSTEMS, INC.

By:
Name:

Title:

[CLAYTON, DUBILIER & RICE FUND VIII, L.P.]

By:	CD&R Associates VIII Ltd., its general partner

By:
Name:

Title:

[CD&R FRIENDS & FAMILY FUND VIII, L.P.]

By:	CD&R Associates VIII Ltd., its general partner

By:
Name:

Title:

[Signature Page — Registration Rights Agreement]

Annex I

FORM OF
INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT, dated as of     , 2009 (this “Agreement”), is among NCI Building Systems, Inc., a Delaware corporation (the “Company”), NCI Group, Inc, a Nevada corporation, and Robertson-Ceco II Corporation, a Delaware corporation (collectively, with the Company, the “Company Entities”), Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership (the “Fund”), CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership (the “Other Investor”), and Clayton, Dubilier & Rice, Inc., a Delaware corporation (“Manager”). Capitalized terms used herein without definition have the meanings set forth in Section 1 of this Agreement.

RECITALS

A.  The Fund is managed by Manager, the general partner of the Fund is CD&R Associates VIII, Ltd., a Cayman Islands exempted company (the “GP of the Fund”), and the special limited partner of the Fund is CD&R Associates VIII, L.P., a Cayman Islands exempted limited partnership (together with the GP of the Fund and the general partner of the Other Investor and any other investment vehicle that is a direct or indirect stockholder in the Company and managed by Manager or its Affiliates, “Manager Associates”).

B.  The Company and the Fund have executed an Investment Agreement (as the same may be amended from time to time in accordance with the terms thereof, the “Investment Agreement”), dated as of August 14, 2009, pursuant to which the Company will issue and sell to the Fund, and the Fund will purchase and acquire from the Company, 250,000 shares of the Series B Preferred Stock (as defined in the Investment Agreement) (such purchase and sale, the “Investment”).

C.  Concurrently with the execution and delivery of this Agreement, the Company, the Fund and the Other Investor have entered into a Stockholders Agreement (as the same may be amended from time to time in accordance with the terms thereof, the “Stockholders Agreement”), dated as of the date hereof, setting forth certain agreements with respect to, among other things, the management of the Company and transfers of its shares in various circumstances.

D.  In connection with the Investment, the Company has initiated the Offer (as defined in the Investment Agreement) to exchange all of the Company’s outstanding 2.125% Convertible Senior Subordinated Notes due 2024 issued under that Indenture, dated as of November 16, 2004, between the Company, The Bank of New York, as trustee.

E.  In connection with the Investment, the Company and/or one or more of its wholly-owned Subsidiaries intend to consummate the Term Loan Refinancing (as defined in the Investment Agreement) and the ABL Financing (as defined in the Investment Agreement) (collectively, the ‘‘Financings”).

F.  The Company or one or more of its Subsidiaries from time to time in the future may (i) offer and sell or cause to be offered and sold equity or debt securities or instruments (such offerings, collectively, the “Subsequent Offerings”), including without limitation (x) offerings of shares of capital stock of the Company or any of its Subsidiaries, and/or options to purchase such shares or other equity-linked instruments to employees, directors, managers, dealers, franchisees and consultants of and to the Company or any of its Subsidiaries (any such offering, a “Management Offering”), and (y) one or more offerings of debt securities or instruments for the purpose of refinancing any indebtedness of the Company or any of its Subsidiaries or for other corporate purposes, and (ii) repurchase, redeem or otherwise acquire certain securities or instruments of the Company or any of its Subsidiaries or engage in recapitalization or structural reorganization transactions relating thereto (any such repurchase, redemption, acquisition, recapitalization or reorganization, a “Redemption”), in each case subject to the terms and conditions of the Stockholders Agreement and any other applicable agreement.

G.  The parties hereto recognize the possibility that claims might be made against and liabilities incurred by Manager, the Fund, the Other Investor, Manager Associates or Affiliates relating to the provision of financial, investment banking, management, advisory, consulting, monitoring or other services (the “Transaction Services”)

to the Company Group by Manager or Affiliates thereof or under applicable securities laws or otherwise in connection with the Offer, the Financings or the Offerings, and the parties hereto accordingly wish to provide for Manager, the Fund and Manager Associates and Affiliates to be indemnified in respect of any such claims and liabilities upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual agreements and covenants and provisions herein set forth, the parties hereto hereby agree as follows:

1. Definitions.

(a) “Affiliate” means, with respect to any Person, (i) any other Person directly or indirectly Controlling, Controlled by or under common Control with, such Person, (ii) any Person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of such Person and who is an employee or former employee of such Person or any such Person described in clause (i) or (iii) any officer, director, general partner, special limited partner or trustee of any such Person described in clause (i).

(b) “Claim” means, with respect to any Indemnitee, any claim by or against such Indemnitee involving any Obligation with respect to which such Indemnitee may be entitled to be indemnified by the Company Entities under this Agreement.

(c) “Commission” means the United States Securities and Exchange Commission or any successor entity thereto.

(d) “Company Group” means the Company and each of its Subsidiaries.

(e) “Control” of any Person means the power to direct the management and policies of such Person (whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise).

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(g) “Expenses” means all reasonable attorneys’ fees and expenses, retainers, court, arbitration and mediation costs, transcript costs, fees of experts, bonds, witness fees, costs of collecting and producing documents, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements, costs or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, appealing or otherwise participating in a Proceeding.

(h) “Indemnitee” means each of Manager, the Fund, the Other Investor, Manager Associates, their respective Affiliates (other than any member of the Company Group), their respective successors and assigns, and the respective directors, officers, partners, members, employees, agents, advisors, consultants, representatives and controlling persons (within the meaning of the Securities Act) of each of them, or of their partners, members and controlling persons, and each other person who is or becomes a director or an officer of any member of the Company Group, in each case irrespective of the capacity in which such person acts.

(i) “Obligations” means, collectively, any and all claims, obligations, liabilities, causes of actions, Proceedings, investigations, judgments, decrees, losses, damages (including punitive and exemplary damages), fees, fines, penalties, amounts paid in settlement, costs and Expenses (including without limitation interest, assessments and other charges in connection therewith and disbursements of attorneys, accountants, investment bankers and other professional advisors), in each case whether incurred, arising or existing with respect to third parties or otherwise at any time or from time to time.

(j) “Offerings” means any Management Offering, any Redemption and any Subsequent Offering.

(k) “Person” means an individual, corporation, limited liability company, limited or general partnership, trust or other entity, including a governmental or political subdivision or an agency or instrumentality thereof.

(l) “Proceeding” means a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation a claim, demand, discovery request, formal or informal investigation, inquiry, administrative hearing, arbitration or other form of alternative dispute resolution, including an appeal from any of the foregoing.

(m) “Related Document” means any agreement, certificate, instrument or other document to which any member of the Company Group may be a party or by which it or any of its properties or assets may be bound or affected from time to time relating in any way to the Transactions or any Offering or any of the transactions contemplated thereby, including without limitation, in each case as the same may be amended from time to time, (i) any registration statement filed by or on behalf of any member of the Company Group with the Commission in connection with the Transactions or any Offering, including all exhibits, financial statements and schedules appended thereto, and any submissions to the Commission in connection therewith, (ii) any prospectus, preliminary, final, free writing or otherwise, included in such registration statements or otherwise filed by or on behalf of any member of the Company Group in connection with the Transactions or any Offering or used to offer or confirm sales of their respective securities or instruments in any Offering, (iii) any private placement or offering memorandum or circular, information statement or other information or materials distributed by or on behalf of any member of the Company Group or any placement agent or underwriter in connection with the Transactions or any Offering, (iv) any federal, state or foreign securities law or other governmental or regulatory filings or applications made in connection with any Offering, the Transactions or any of the transactions contemplated thereby, (v) any dealer-manager, underwriting, subscription, purchase, stockholders, option or registration rights agreement or plan entered into or adopted by any member of the Company Group in connection with any Offering, (vi) any purchase, repurchase, redemption, recapitalization or reorganization or other agreement entered into by any member of the Company Group in connection with any Redemption, or (vii) any quarterly, annual or current reports or other filing filed, furnished or supplementally provided by any member of the Company Group with or to the Commission or any securities exchange, including all exhibits, financial statements and schedules appended thereto, and any submission to the Commission or any securities exchange in connection therewith.

(n) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(o) “Subsidiary” means each corporation or other Person in which a Person owns or Controls, directly or indirectly, capital stock or other equity interests representing more than 50% of the outstanding voting stock or other equity interests.

(p) “Transactions” means the Offer, the Financings, the Offerings and any other transactions for which Transaction Services are or have been provided to any member of the Company Group.

2. Indemnification.

(a) Each of the Company Entities (each, an “Indemnifying Party” and collectively, the ‘‘Indemnifying Parties”), jointly and severally, agrees to indemnify, defend and hold harmless each Indemnitee from and against (A) any and all Obligations resulting from third-party claims resulting from, arising out of or in connection with, based upon or relating to the Securities Act, the Exchange Act or any other applicable securities or other laws, in connection with any Offering, the Financings, the Offer or any Related Document, (B) any and all Obligations, whether incurred with respect to third parties or otherwise, resulting from, arising out of, or in connection with, based upon or relating to the performance by Manager or its Affiliates of Transaction Services (whether performed prior to the date hereof, hereafter, pursuant to a written agreement or otherwise), (C) any and all Obligations resulting from third-party claims against an Indemnitee in its capacity as an Affiliate (within the meaning of the Exchange Act) or controlling person (within the meaning of the Exchange Act) of any member of the Company Group, resulting from, arising out of or in connection with, based upon or relating to any action or inaction by any member of the Company Group, provided that such action or inaction was not proximately caused by such Indemnitee or (D) any and all Obligations, whether incurred with respect to third parties or otherwise, resulting from, arising out of, or in connection with, based upon or relating to any payment or reimbursement by an Indemnitee pursuant to indemnification arrangements to an Indemnitee acting as a director or an officer of any member of the Company Group or having served at the request of or for the benefit of any member of the Company Group as a director, officer, member, employee or agent of or advisor or consultant to another corporation, partnership, joint venture, trust or other enterprise, including with respect to any breach or alleged breach by an Indemnitee of his or her fiduciary duty as a director or an officer of any member of the Company Group; in each case including but not limited to any and all fees, costs and Expenses (including without limitation fees and disbursements of attorneys and other professional advisers) incurred by or on behalf of any Indemnitee in asserting, exercising or enforcing any of its rights, powers, privileges or remedies in respect of this Agreement; provided that no Indemnifying Party shall be obligated to indemnify and hold harmless any Indemnitee under this Section 2(a) in respect of (1) any claim made against the Indemnitee by any of its own directors, officers, directors, shareholders, partners, members, employees, agents, advisors, consultants, representatives and controlling persons (any of the foregoing, a ‘‘Related Person”) to the extent arising from any obligation of such Indemnitee to such Related Person (whether arising from contract, by law or otherwise), other than to the extent such claim arises out of any indemnification obligation by such Indemnitee to such Related Person as a result of such Related Person’s service as a director or an officer of the Company Group or (2) any fraud or intentional misconduct by such Indemnitee.

(b) Without in any way limiting the foregoing Section 2(a), each of the Indemnifying Parties agrees, jointly and severally, to indemnify, defend and hold harmless each Indemnitee from and against any and all Obligations resulting from, arising out of or in connection with, based upon or relating to liabilities under the Securities Act, the Exchange Act or any other applicable securities or other laws, rules or regulations in connection with (i) the inaccuracy or breach of or default under any representation, warranty, covenant or agreement in any Related Document, or any allegation thereof, (ii) any untrue statement or alleged untrue statement of a material fact contained in any Related Document or (iii) any omission or alleged omission to state in any Related Document a material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, the Indemnifying Parties shall not be obligated to indemnify such Indemnitee from and against any such Obligation to the extent that such Obligation arises out of or is based upon an untrue statement or omission made in such Related Document in reliance upon and in conformity with written information furnished to the Company Entities, as the case may be, in an instrument duly executed by such Indemnitee and specifically stating that it is for use in the preparation of such Related Document.

(c) Without limiting the foregoing, in the event that any Proceeding is initiated by an Indemnitee or any member of the Company Group to enforce or interpret this Agreement, the Indemnifying Parties shall indemnify such Indemnitee against all costs and Expenses incurred by such Indemnitee or on such Indemnitee’s behalf (including by any Manager Associates for all costs and Expenses incurred by such Person) in connection with such Proceeding, whether or not such Indemnitee is successful in such Proceeding, except to the extent that the Person presiding over such Proceeding determines that (i) material assertions made by such Indemnitee in such Proceeding were in bad faith or were frivolous or (ii) as a matter of applicable law, such Expenses must be limited in proportion to the success achieved by such Indemnitee in such Proceeding and the efforts required to obtain that success, as determined by such presiding Person.

3. Contribution.

(a) If for any reason any Indemnifying Party is prohibited from fully indemnifying any Indemnitee from any of the Obligations covered by such indemnity, then the Indemnifying Parties, jointly and severally, shall contribute to the amount paid or payable by such Indemnitee as a result of such Obligation in such proportion as is appropriate to reflect (i) the relative fault of each member of the Company Group, on the one hand, and such Indemnitee, on the other, in connection with the state of facts giving rise to such Obligation, (ii) if such Obligation results from, arises out of, is based upon or relates to the Transactions or any Offering, the relative benefits received by each member of the Company Group, on the one hand, and such Indemnitee, on the other, from such Transaction or Offering and (iii) if required by applicable law, any other relevant equitable considerations.

(b) If for any reason the indemnity specifically provided for in Section 2(b) is unavailable or is insufficient to hold harmless any Indemnitee from any of the Obligations covered by such indemnity, then the Indemnifying Parties, jointly and severally, shall contribute to the amount paid or payable by such Indemnitee as a result of such Obligation in such proportion as is appropriate to reflect (i) the relative fault of each of the members of the Company Group, on the one hand, and such Indemnitee, on the other, in connection with the information contained in or omitted from any Related Document, which inclusion or omission resulted in the actual or alleged inaccuracy or breach of or default under any representation, warranty, covenant or agreement therein, or which information is or is alleged to be untrue, required to be stated therein or necessary to make the statements therein not misleading, (ii) the relative benefits received by the members of the Company Group, on the one hand, and such Indemnitee, on the other, from such Transaction or Offering and (iii) if required by applicable law, any other relevant equitable considerations.

(c) For purposes of Section 3(a), the relative fault of each member of the Company Group, on the one hand, and of an Indemnitee, on the other, shall be determined by reference to, among other things, their respective relative intent, knowledge, access to information and opportunity to correct the state of facts giving rise to such Obligation. For purposes of Section 3(b), the relative fault of each member of the Company Group, on the one hand, and of an Indemnitee, on the other, shall be determined by reference to, among other things, (i) whether the included or omitted information relates to information supplied by the members of the Company Group, on the one hand, or by such Indemnitee, on the other, (ii) their respective relative intent, knowledge, access to information and opportunity to correct such inaccuracy, breach, default, untrue or alleged untrue statement, or omission or alleged omission, and (iii) applicable law. For purposes of Section 3(a) or 3(b), the relative benefits received by each member of the Company Group, on the one hand, and an Indemnitee, on the other, shall be determined by weighing the direct monetary proceeds to the Company Group, on the one hand, and such Indemnitee, on the other, from such Transaction or Offering.

(d) The parties hereto acknowledge and agree that it would not be just and equitable if contributions pursuant to Section 3(a) or 3(b) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in such respective Section. No Indemnifying Party shall be liable under Section 3(a) or 3(b), as applicable, for contribution to the amount paid or payable by any Indemnitee except to the extent and under such circumstances such Indemnifying Party would have been liable to indemnify, defend and hold harmless such Indemnitee under the corresponding Section 2(a) or 2(b), as applicable, if such indemnity were enforceable under applicable law. No Indemnitee shall be entitled to contribution from any Indemnifying Party with respect to any Obligation covered by the indemnity specifically provided for in Section 2(b) in the event that such Indemnitee is finally determined to be guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such Obligation and the Indemnifying Parties are not guilty of such fraudulent misrepresentation.

4. Indemnification Procedures.

(a) Whenever any Indemnitee shall have actual knowledge of the assertion of a Claim against it, Manager (acting on its own behalf or, if requested by any such Indemnitee other than itself, on behalf of such Indemnitee) or such Indemnitee shall notify the appropriate member of the Company Group in writing of the Claim (a “Notice of Claim”) with reasonable promptness after such Indemnitee has such knowledge relating to such Claim and has notified Manager thereof, provided the failure or delay of Manager or such Indemnitee to give such Notice of Claim shall not relieve any Indemnifying Party of its indemnification obligations under this Agreement except to the extent that such omission results in a failure of actual notice to it and it is materially injured as a result of the failure to give such Notice of Claim. The Notice of Claim shall specify all material facts known to Manager (or if given by such Indemnitee, such Indemnitee) relating to such Claim and the monetary amount or an estimate of the monetary amount of the Obligation involved if Manager (or if given by such Indemnitee, such Indemnitee) has knowledge of such amount or a reasonable basis for making such an estimate. The Indemnifying Parties shall, at their expense, undertake the defense of such Claim with attorneys of their own choosing reasonably satisfactory in all respects to Manager, subject to the right of Manager to undertake such defense as hereinbelow provided. Manager may participate in such defense with counsel of Manager’s choosing at the expense of the Indemnifying Parties. In the event that the Indemnifying Parties do not undertake the defense of the Claim within a reasonable time after Manager (or if given by such Indemnitee, such Indemnitee) has given the Notice of Claim, or in the event that Manager shall in good faith determine that the defense of any Claim by the Indemnifying Parties is inadequate or may conflict with the interest of any Indemnitee (including, without limitation, Claims brought by or on behalf of any member of the Company Group), Manager may, at the expense of the Indemnifying Parties, undertake the defense of the Claim and compromise or settle the Claim, all for the account of and at the risk of the Indemnifying Parties. In the defense of any Claim against an Indemnitee, no Indemnifying Party shall, except with the prior written consent of Manager, consent to entry of any judgment or enter into any settlement that includes any injunctive or other non-monetary relief or any payment of money by such Indemnitee, or that does not include as an unconditional term thereof the giving by the Person or Persons asserting such Claim to such Indemnitee of an unconditional release from all liability on any of the matters that are the subject of such Claim and an acknowledgement that such Indemnitee denies all wrongdoing in connection with such matters. The Indemnifying Parties shall not be obligated to indemnify an Indemnitee against amounts paid in settlement of a Claim if such settlement is effected by such Indemnitee without the prior consent of the Company (on behalf of all Indemnifying Parties), which shall not be unreasonably withheld or delayed. In each case, Manager and each other Indemnitee seeking indemnification hereunder will cooperate with the Indemnifying Parties, so long as an Indemnifying Party is conducting the defense of the Claim, in the preparation for and the prosecution of the defense of such Claim, including making available evidence within the control of Manager or such Indemnitee, as the case may be, and persons needed as witnesses who are employed by Manager or such Indemnitee, as the case may be, in each case as reasonably needed for such defense and at cost, which cost, to the extent reasonably incurred, shall be paid by the Indemnifying Parties.

(b) The Manager shall notify the Indemnifying Parties in writing of the amount requested for advances (a “Notice of Advances”). Each of the Indemnifying Parties, jointly and severally, agrees to advance all Expenses incurred by Manager (acting on its own behalf or, if requested by any such Indemnitee other than itself, on behalf of such Indemnitee) or any Indemnitee in connection with any Claim (but not for any Claim initiated or brought voluntarily by the Indemnitee other than a Proceeding pursuant to Section 2(c)) in advance of the final disposition of such Claim without regard to whether Indemnitee will ultimately be entitled to be indemnified for such Expenses upon receipt of an undertaking by or on behalf of Manager or such Indemnitee to repay amounts so advanced if it shall ultimately and finally be determined, including through all challenges, if any, to the award rendered therein, that Manager or such Indemnitee is not entitled to be indemnified by any Indemnifying Party as authorized by this Agreement. Such repayment undertaking shall be unsecured and shall not bear interest. No Indemnifying Party shall impose on any Indemnitee additional conditions to advancement or require from such Indemnitee additional undertakings regarding repayment. The Indemnifying Parties shall make payment of such advances no later than 10 days after the receipt of the Notice of Advances.

(c) Manager shall notify the Indemnifying Parties in writing of the amount of any Claim actually paid by Manager or any Indemnitee on whose behalf Manager is acting (a “Notice of Payment”). The amount of any Claim actually paid by Manager or such Indemnitee shall bear simple interest at the rate equal to the JPMorgan Chase Bank, N.A. prime rate as of the date of such payment plus 2% per annum, from the date any Indemnifying Party receives the Notice of Payment to the date on which any Indemnifying Party shall repay the amount of such Claim plus interest thereon to Manager or such Indemnitee. The Indemnifying Parties shall make indemnification payments to the Manager no later than 30 days after receipt of the Notice of Payment.

5. Certain Covenants. The rights of each Indemnitee to be indemnified under any other agreement, document, certificate or instrument, by-law, insurance policy or applicable law are independent of and in addition to any rights of such Indemnitee to be indemnified under this Agreement; provided that to the extent that an Indemnitee is entitled to be indemnified by the Indemnifying Parties under this Agreement and by any other Indemnitee under any other agreement, document, certificate, by-law or instrument, the obligations of the Indemnifying Parties hereunder shall be primary, and the obligations of such other Indemnitee secondary, and the Indemnifying Parties shall not be entitled to contribution or indemnification from or subrogation against such other Indemnitee. Notwithstanding the foregoing, any Indemnitee may choose to seek indemnification from any potential source of indemnification regardless of whether such indemnitor is primary or secondary. An Indemnitee’s election to seek advancement of indemnified sums from any secondary indemnifying party will not limit the right of such Indemnitee, or any secondary indemnitor proceeding under subrogation rights or otherwise, from seeking indemnification from the Indemnifying Parties to the extent that the obligations of the Indemnifying Parties are primary. The rights of each Indemnitee and the obligations of each Indemnifying Party hereunder shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnitee. Following the Investment, each of the Company Entities, and each of their corporate successors, shall implement and maintain in full force and effect any and all corporate charter and by-law provisions that may be necessary or appropriate to enable it to carry out its obligations hereunder to the fullest extent permitted by applicable law. The Company shall enter into individual director indemnification agreements with each of the Investor Directors (as defined in the Stockholders Agreement) to provide such persons, effective as of the Closing, with indemnification in respect of claims that might be made against and liabilities incurred by such persons in connection with their acting in such capacity, on terms and conditions no less favorable to such persons as the terms and conditions provided by the Company to its directors and officers who served immediately prior to the Closing. No Indemnifying Party shall seek or agree to any order of a court or other governmental authority that would prohibit or otherwise interfere with the performance of any of the Indemnifying Parties’ advancement, indemnification and other obligations under this Agreement.

6. Notices.  All notices and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage prepaid and return receipt requested), telecopier, overnight courier or hand delivery, as follows:

(a) If to any Company Entity, to:

NCI Building Systems, Inc.
Attention: General Counsel
10943 North Sam Houston Parkway West
Houston, Texas 77064
Fax: (281) 477-9674

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
Attention: Mark Gordon
51 West 52nd Street
New York, New York 10019
Fax: (212) 403-2000

(b) If to Manager, to:

Clayton, Dubilier & Rice, Inc.
375 Park Avenue
18th Floor
New York, New York 10152
Attention: Theresa Gore
Facsimile: (212) 893-5252

(c) If to the Fund or the Other Investor, to:

c/o Clayton, Dubilier & Rice, Inc.
375 Park Avenue
18th Floor
New York, New York 10152
Attention: Theresa Gore
Facsimile: (212) 893-5252

or to such other address or such other person as the Company Entities, the Manager, the Fund or the Other Investor, as the case may be, shall have designated by notice to the other parties hereto. All communications hereunder shall be effective upon receipt by the party to which they are addressed. A copy of any notice or other communication given under this Agreement shall also be given to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Franci J. Blassberg
Facsimile: (212) 909-6836

7. Arbitration.

(a) Any dispute, claim or controversy arising out of, relating to, or in connection with this contract, or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be finally determined by arbitration. The arbitration shall be administered by JAMS. If the disputed claim or counterclaim exceeds $250,000, not including interest or attorneys’

fees, the JAMS Comprehensive Arbitration Rules and Procedures (“JAMS Comprehensive Rules”) in effect at the time of the arbitration shall govern the arbitration, except as they may be modified herein or by mutual written agreement of the parties. If no disputed claim or counterclaim exceeds $250,000, not including interest or attorneys’ fees, the JAMS Streamlined Arbitration Rules and Procedures (“JAMS Streamlined Rules”) in effect at the time of the arbitration shall govern the arbitration, except as they may be modified herein or by mutual written agreement of the parties.

(b) The seat of the arbitration shall be New York, New York. The parties submit to jurisdiction in the state and federal courts of the State of New York for the limited purpose of enforcing this agreement to arbitrate.

(c) The arbitration shall be conducted by one neutral arbitrator unless the parties agree otherwise. The parties agree to seek to reach agreement on the identity of the arbitrator within 30 days after the initiation of arbitration. If the parties are unable to reach agreement on the identity of the arbitrator within such time, then the appointment of the arbitrator shall be made in accordance with the process set forth in JAMS Comprehensive Rule 15.

(d) The arbitration award shall be in writing, state the reasons for the award, and be final and binding on the parties. Subject to Section 2(c), the arbitrator may, in the award, allocate all or part of the fees incurred in and costs of the arbitration, including the fees of the arbitrator and the attorneys’ fees of the prevailing party. Judgment on the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets. Notwithstanding applicable state law, the arbitration and this agreement to arbitrate shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1, et seq.

(e) The parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, JAMS, the parties, their counsel, accountants and auditors, insurers and re-insurers, and any person necessary to the conduct of the proceeding. The confidentiality obligations shall not apply (i) if disclosure is required by law, or in judicial or administrative proceedings, or (ii) as far as disclosure is necessary to enforce the rights arising out of the award.

8. Governing Law.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the law of the State of Delaware, regardless of the law that might be applied under principles of conflict of laws to the extent such principles would require or permit the application of the laws of another jurisdiction.

9. Severability.  If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

10. Successors; Binding Effect.  Each Indemnifying Party will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business and assets of such Indemnifying Party, by agreement in form and substance satisfactory to Manager, the Fund, the Other Investor and their counsel, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that such Indemnifying Party would be required to perform if no such succession had taken place. This Agreement shall be binding upon and inure to the benefit of each party hereto and its successors and permitted assigns, and each other Indemnitee, but neither this Agreement nor any right, interest or obligation hereunder shall be assigned, whether by operation of law or otherwise, by the Company Entities without the prior written consent of Manager, the Fund and the Other Investor. Insofar as any Indemnitee transfers all or substantially all of its assets to a third party, such third party shall thereupon be deemed an additional Indemnitee for all purposes of this Agreement, with the same effect as if it were a signatory to this Agreement in such capacity.

11. Miscellaneous.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is not intended to confer any right or remedy hereunder upon any Person other than each of the parties hereto and their respective successors and permitted assigns and each other Indemnitee (each of whom is an intended third party beneficiary of this Agreement). No amendment, modification, supplement or discharge of this Agreement, and no waiver hereunder shall be valid and binding unless set forth in writing and duly executed by the party or other Indemnitee against whom enforcement of the amendment, modification, supplement or discharge is sought. Neither the waiver by any of the parties hereto or any other Indemnitee of a breach of or a default under any of the provisions of this

Agreement, nor the failure by any party hereto or any other Indemnitee on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right, powers or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any provisions hereof, or any rights, powers or privileges hereunder. The rights, indemnities and remedies herein provided are cumulative and are not exclusive of any rights, indemnities or remedies that any party or other Indemnitee may otherwise have by contract, at law or in equity or otherwise. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

12. Investment Agreement.  The parties acknowledge that, with respect to Claims relating to the Investment and the other matters for which indemnification is provided in the Investment Agreement, the Investment Agreement (and not this Agreement) shall govern.

[The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

CLAYTON, DUBILIER & RICE, INC.

By:
Name:
Title:

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII Ltd., its general partner

By:
Name:
Title:

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:
Name:     Theresa A. Gore

Title:	Vice President, Treasurer and Assistant Secretary

NCI BUILDING SYSTEMS, INC.

By:
Name:
Title:

NCI GROUP, INC.

By:
Name:
Title:

ROBERTSON-CECO II CORPORATION

By:
Name:
Title:

Annex J

FORM OF
AMENDED CREDIT AGREEMENT
AMENDED AND RESTATED CREDIT AGREEMENT
among
NCI BUILDING SYSTEMS, INC.,
as Borrower,
THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO,
and
[          ],
as Administrative Agent and Collateral Agent
Dated as of [  ], 2009
[          ],
as Lead Arranger and Bookrunner

[Note: If any of the Transactions are effected through a prepackaged bankruptcy proceeding, the form of this Agreement will be modified to include a condition that the prepackaged plan’s effective date has occurred and to make other ministerial changes.]

J-i

J-ii

J-iii

SCHEDULES

Schedule A	—	Lenders
Schedule B	—	Rollover Indebtedness
Schedule C	—	Unscheduled Assumed Indebtedness
Schedule D	—	Existing Mortgages
Schedule 3.13(b)(1)	—	Amended and Restated Mortgages
Schedule 3.13(b)(2)	—	Released Mortgages
Schedule 4.5	—	Litigation
Schedule 4.6	—	Mortgaged Properties
Schedule 4.7	—	Intellectual Property Claims
Schedule 4.14	—	Subsidiaries
Schedule 4.15	—	Environmental Matters
Schedule 4.18	—	Insurance
Schedule 5.1(i)	—	Title Policies
Schedule 7.2(i)	—	Existing Indebtedness
Schedule 7.6(j)	—	Dispositions

EXHIBITS

Exhibit A	—	Form of Term Loan Note
Exhibit B	—	Form of Guarantee and Collateral Agreement
Exhibit C	—	Form of Mortgages
Exhibit D	—	Form of Intercreditor Agreement
Exhibit E	—	Form of U.S. Tax Compliance Certificate
Exhibit F	—	Form of Assignment and Acceptance

J-iv

AMENDED AND RESTATED CREDIT AGREEMENT, dated as of [     ], 2009, among NCI BUILDING SYSTEMS, INC., a Delaware corporation (together with its successors and assigns, the ‘‘Borrower”), the several banks and other financial institutions from time to time parties to this Agreement (as further defined in Section 1.1, the “Lenders”) and [     ], as administrative agent and collateral agent for the Lenders hereunder (in such capacities, respectively, the “Administrative Agent” and the “Collateral Agent”).

The parties hereto hereby agree as follows:

W I T N E S S E T H:

WHEREAS, the Borrower is party to the Credit Agreement, dated as of June 18, 2004 (the ‘‘2004 Credit Agreement”), among the Lenders, the Borrower, the subsidiary guarantors party thereto, [  ], as administrative agent, and [     ], as syndication agent;

WHEREAS, the 2004 Credit Agreement has been amended by the First Amendment to Credit Agreement dated as of November 9, 2004, the Second Amendment to Credit Agreement, dated as of October 14, 2005, and the Third Amendment to Credit Agreement, dated as of April 7, 2006, by and among the Borrower, the subsidiary guarantors party thereto and the Administrative Agent (the 2004 Credit Agreement, as so amended, the “Original Credit Agreement”);

WHEREAS, pursuant to the Investment Agreement, the CD&R Investors have agreed to make certain equity investments in the Borrower (the “Equity Investment”) subject to, among other things, the modification of certain terms in the Original Credit Agreement, including an extension of the Tranche B Term Loan Maturity Date (as defined in the Original Credit Agreement) and the partial prepayment of the Tranche B Term Loan (as defined in the Original Credit Agreement), and the amendment and restatement of the Original Credit Agreement in the form hereof;

WHEREAS, the Borrower has requested, and the Administrative Agent and the Lenders have agreed, to hereby amend and restate the Original Credit Agreement to satisfy the terms of the Investment Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Defined Terms.

As used in this Agreement, the following terms shall have the following meanings:

“2004 Credit Agreement”:  as defined in the Recitals.

“ABL Availability”:  at any time, the amount of undrawn availability under the ABL Facility then in effect at such time.

“ABL Facility”:  the revolving credit facility to be extended pursuant to the ABL Facility Agreement.

“ABL Facility Agreement”:  the [describe ABL credit agreement to be entered into by the Borrower], as the same may be amended, supplemented, waived, otherwise modified, extended, renewed, refinanced or replaced, in whole or in part, from time to time.

“ABL Facility Documents”:  the ABL Facility Agreement, the other [Financing Agreements (as defined therein)] and any other agreements, instruments and other documents evidencing or governing the ABL Facility or entered into at any time in connection therewith, as the same may be amended, supplemented, waived, otherwise modified, extended, renewed, refinanced or replaced, in whole or in part, from time to time.

“ABL Facility Loans”:  Indebtedness issued pursuant to the ABL Facility.

“ABR”:  for any day, a rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) 3.00%. For purposes hereof: “Prime Rate” shall mean the rate of interest per annum publicly announced from time to time by [          ] (or another bank of recognized standing reasonably selected by the Administrative Agent and reasonably satisfactory to the Borrower) as its prime rate in effect at its principal office in New York City (the Prime Rate not being intended to be the lowest rate of interest charged by [  ] in connection with extensions of credit to debtors). ‘‘Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it. Any change in the ABR due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective day of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

“ABR Loans”:  Loans the rate of interest applicable to which is based upon the ABR.

“Acceleration”:  as defined in Section 8.1(e).

“Additional Commitments”:  as defined in Section 2.5(a).

“Additional Committing Lender”:  as defined in Section 2.5(c).

“Additional Indebtedness”:  any Indebtedness that (x) is to be secured by a Lien on any Collateral permitted by Section 7.3 of this Agreement and (y) is designated as “Additional Indebtedness” by the Borrower by notice in writing to the Administrative Agent.

“Additional Lender”:  as defined in Section 2.5(c).

“Additional Term Loan Amendment”:  as defined in Section 2.5(c).

“Additional Term Loan Closing Date”:  as defined in Section 2.5(d).

“Additional Term Loans”:  as defined in Section 2.5(b).

“Administrative Agent”:  as defined in the Preamble hereto and shall include any successor to the Administrative Agent appointed pursuant to Section 9.10.

“Affected Loans”:  as defined in Section 3.8.

“Affected Rate”:  as defined in Section 3.6.

“Affiliate”:  as to any Person, any other Person (other than a Subsidiary) which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 20% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Agents”:  the collective reference to the Administrative Agent and the Collateral Agent.

“Agreement”:  this Amended and Restated Credit Agreement, as amended, supplemented, waived or otherwise modified, from time to time.

“Applicable Margin”:  (i) 4.00% per annum with respect to ABR Loans and 5.00% per annum with respect to Eurocurrency Loans or (ii) if the Consolidated Leverage Ratio on the last day of the most recently completed fiscal quarter of the Borrower is less than 3.50 to 1.00, then 3.50% per annum with respect to ABR Loans and 4.50% per annum with respect to Eurocurrency Loans, effective on the first day of the immediately subsequent fiscal quarter, provided that (x) until the end of the first two fiscal quarter period that begins after the Closing Date, the Applicable Margin shall be as set forth in clause (i) above and (y) commencing with the fiscal quarter of the Borrower beginning January 30, 2012, the Applicable Margin in the case of clauses (i) and (ii) above shall increase by 0.25% per annum on the first day of each fiscal quarter of the Borrower unless

(1) the aggregate principal amount of Term Loans outstanding at the beginning of the immediately preceding fiscal quarter of the Borrower shall have been reduced by an amount (the “Target Amortization Amount”) equal to $3,750,000 minus (at the Borrower’s option) any or all of the aggregate principal amount of Term Loans (up to an amount not to exceed $3,750,000) repaid, prepaid, repurchased or otherwise acquired or retired, including pursuant to Section 3.4 but excluding scheduled installment payments pursuant to Section 2.3, from the Closing Date to the last day of such immediately preceding fiscal quarter (excluding any amount thereof previously applied by the Borrower to the Target Amortization Amount for any previous fiscal quarter of the Borrower), and thereby to cause the Applicable Margin not to increase on the first day of the immediately succeeding fiscal quarter of the Borrower or (2) the Target Amortization Amount as so calculated is zero.

“Approved Fund”:  as defined in Section 10.6(b).

“Asset Sale”:  any sale, issuance, conveyance, transfer, lease or other disposition (including through a Sale and Leaseback Transaction) by the Borrower or any other Loan Party, in one or a series of related transactions, of any real or personal, tangible or intangible, property or assets of the Borrower or such Subsidiary (including Capital Stock of any Subsidiary held by any Loan Party) to any Person.

“Assignee”:  as defined in Section 10.6(b).

“Assignment and Acceptance”:  an Assignment and Acceptance, substantially in the form of Exhibit F.

“Assumed Indebtedness”:  the collective reference to all Rollover Indebtedness and Unscheduled Assumed Indebtedness.

“Available Amount”:  the sum, without duplication, of

(a) 50% of the Available CNI Amount accrued during the period (treated as one accounting period) beginning on [          ], 20092 to the end of the most recent fiscal quarter for which consolidated financial statements of the Borrower are available (or, in case such Available CNI Amount shall be a negative number, 100% of such negative number); plus

(b) the aggregate Net Proceeds and the Fair Market Value of property or assets received (x) by the Borrower as capital contributions to the Borrower after the Closing Date or from the issuance or sale of its Capital Stock (other than Disqualified Capital Stock) after the Closing Date (other than Excluded Contributions) or (y) by the Borrower or any Subsidiary from the issuance and sale by the Borrower or any Subsidiary after the Closing Date of Indebtedness that shall have been converted into or exchanged for Capital Stock (other than Disqualified Capital Stock) of the Borrower or any Parent Entity, plus the amount of any cash and the Fair Market Value of any property or assets, received by the Borrower or any Subsidiary upon such conversion or exchange; minus

(c) the sum of the aggregate amount of dividends, payments and distributions made after the Closing Date pursuant to Section 7.7(b), Investments made after the Closing Date and then outstanding pursuant to Section 7.8(q), acquisitions made after the Closing Date pursuant to Section 7.9(b)(ii)(y) and payments, prepayments, repurchases or redemptions made after the Closing Date pursuant to Section 7.11(a)(y).

For purposes of the foregoing and Sections 7.8(e), 7.8(f), 7.8(l), 7.8(p), 7.8(q) and 7.8(r) the amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Borrower’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided, that to the extent that the amount of Investments outstanding at any time pursuant to Section 7.8(q) is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Available Amount pursuant to paragraph (a) above, such portion of such amount or value shall not be so included.

2 Insert first day of fiscal quarter in which the Closing Date occurs.

“Available CNI Amount”:  for any period, the net income (loss) of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP and before any reduction in respect of preferred stock dividends; provided, that there shall not be included in such Available CNI Amount:

(a) solely for purposes of determining the amount available under clause (a) of the definition of “Available Amount” to pay or make dividends, payments and distributions pursuant to Section 7.7(b), any net income (loss) of any Subsidiary that is not a Guarantor if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Subsidiary, directly or indirectly, to the Borrower by operation of the terms of such Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Subsidiary or its stockholders (other than (i) restrictions that have been waived or otherwise released and (ii) restrictions in effect on the Closing Date with respect to a Subsidiary and other restrictions with respect to such Subsidiary that taken as a whole are not materially less favorable to the Lenders than such restrictions in effect on the Closing Date), except that (A) the Borrower’s equity in the net income of any such Subsidiary for such period shall be included in such Available CNI Amount up to the aggregate amount of any dividend or distribution that was or that could have been made by such Subsidiary during such period to the Borrower or another Subsidiary (subject, in the case of a dividend that could have been made to another Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Subsidiary shall be included to the extent of the aggregate Investment of the Borrower or any of its other Subsidiaries in such Subsidiary;

(b) any gain or loss realized upon the sale or other disposition of any asset of the Borrower or any Subsidiary (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the board of directors of the Borrower);

(c) any item classified as an extraordinary, unusual or nonrecurring gain, loss or charge (including fees, expenses and charges associated with the Transactions and any related transactions, and any acquisition, merger or consolidation after the Closing Date);

(d) the cumulative effect of a change in accounting principles;

(e) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness;

(f) any unrealized gains or losses in respect of any foreign exchange contract, currency swap agreement or other similar agreement or arrangements (including derivative agreements or arrangements);

(g) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(h) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards;

(i) to the extent otherwise included in such Available CNI Amount, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Borrower or any Subsidiary owing to the Borrower or any Subsidiary; and

(j) any non-cash charge, expense or other impact attributable to application of the purchase method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments).

In the case of any unusual or nonrecurring gain, loss or charge not included in such Available CNI Amount pursuant to clause (c) above in any determination thereof, the Borrower will deliver an officer’s certificate to the Administrative Agent promptly after the date on which such Available CNI Amount is so determined, setting forth the nature and amount of such unusual or nonrecurring gain, loss or charge.

“Available Excluded Contribution Amount”:  the aggregate amount of Excluded Contributions, minus the sum of (i) the aggregate amount of dividends, payments and distributions made after the Closing Date pursuant to Section 7.7(a), (ii) the aggregate amount of Investments made after the Closing Date and then outstanding pursuant to Section 7.8(r), (iii) the aggregate amount of consideration paid for acquisitions made after the Closing Date pursuant to Section 7.9(b)(iii) and (iv) the aggregate amount of payments, prepayments, repurchases or redemptions made pursuant to Section 7.11(a)(y).

“benefited Lender”:  as defined in Section 10.7(a).

“Board”:  the Board of Governors of the Federal Reserve System.

“Borrower”:  as defined in the Preamble hereto.

“Borrowing”:  the borrowing of one Type of Term Loan of a single Tranche by the Borrowers from all the Lenders having Commitments of the respective Tranche on a given date or resulting from a conversion or conversions on such date, having in the case of Eurocurrency Loans the same Interest Period.

“Borrowing Date”:  as defined in Section 5.2(c).

“Business Day”:  a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York [and [          ]] are authorized or required by law to remain closed; provided that, when used in connection with a Eurocurrency Loan, “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Calculation Date”:  as defined in Section 7.1(b).

“Capital Expenditures”:  with respect to any Person for any period, the aggregate of all expenditures by such Person and its consolidated Subsidiaries during such period (exclusive of expenditures made (i) for investments permitted by Section 7.8 and (ii) for acquisitions permitted by Section 7.9) which, in accordance with GAAP, are or should be included in capital expenditures.

“Capital Stock”:  any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Cash Equivalents”:  (a) securities issued or fully guaranteed or insured by the United States government or any political subdivision, agency or instrumentality thereof, (b) securities issued or fully guaranteed or insured by any state, commonwealth or territory of the United States of America or any political subdivision, agency or instrumentality of any such state, commonwealth or territory having, at the time of acquisition, an investment grade rating from either Standard & Poor’s Ratings Group (a division of The McGraw Hill Companies Inc.) or any successor rating agency (“S&P”) or Moody’s Investors Service, Inc. or any successor rating agency (“Moody’s”) (or if at such time neither is issuing ratings, then a comparable rating of such other nationally recognized rating agency as shall be approved by the Administrative Agent in its reasonable judgment), (c) time deposits, certificates of deposit or bankers’ acceptances of (i) any Lender or Affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $250,000,000 in the case of domestic banks and $100,000,000 (or the dollar equivalent thereof) in the case of foreign banks, (d) commercial paper rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of such other nationally recognized rating agency as shall be approved by the Administrative Agent in its reasonable judgment), (e) repurchase obligations for underlying obligations of the types described in clauses (a), (b) and (d) above entered into with any commercial bank meeting the qualifications specified in clause (c) above or with securities dealers of recognized national standing, (f) investments in money market funds complying with the risk limiting conditions of Rule 2a-7 or any successor rule of the Securities and Exchange Commission under the Investment Company Act, and (g) investments similar to any of the foregoing denominated in foreign currencies approved by the board of directors of the Borrower, in each case provided in clauses (a), (b), (c), (d) and (e) above only, maturing within twelve months after the date of acquisition.

“CD&R”:  Clayton, Dubilier & Rice, Inc. and any successor in interest thereto as manager of [     ].

“CD&R Holders”:  CD&R, the CD&R Investors and any of their respective Affiliates.

“CD&R Investors”:  Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and their respective successors in interest thereto.

“Change in Consolidated Working Capital”:  for any period, a positive or negative number equal to the amount of Consolidated Working Capital at the beginning of such period minus the amount of Consolidated Working Capital at the end of such period, which number shall be adjusted as follows: (x) if such number is a positive number, it shall be adjusted by subtracting from such number the positive number, if any, equal to any net decrease in ABL Availability during such period, and (y) if such number is a negative number, it shall be adjusted by adding to such number the positive number, if any, equal to any net increase in ABL Availability during such period.

“Change in Tax Law”:  with respect to any Agent, Lender or other Person, any change in treaty, law or regulation in respect of Taxes, in each case, that occurred after such Agent, Lender or Person, as the case may be, became a party to this Agreement (or, if such Agent, Lender or Person is an intermediary or flow-through entity for U.S. federal income tax purposes, after the relevant beneficiary or member of such Agent, Lender or Person, as the case may be, became such a beneficiary or member, if later); provided, however, that Change in Tax Law shall not include any change in any treaty, law or regulation to reflect, in whole or in part, any proposed rule modification relating to the qualification as a qualified intermediary, payments to a nonqualified intermediary or payments to foreign entities described in the General Explanations of the Administration’s Fiscal Year 2010 Revenue Proposals of the Department of the Treasury, May 2009.

“Change of Control”:  the occurrence of any of the following events: (i)(x) the Permitted Holders shall in the aggregate be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of (A) if the Borrower is not a Subsidiary of any Parent Entity, shares of Voting Stock having less than 35% of the total voting power of all outstanding shares of the Borrower and (B) if the Borrower is a Subsidiary of any Parent Entity, shares of Voting Stock having less than 35% of the total voting power of all outstanding shares of such Parent Entity (other than a Parent Entity that is a Subsidiary of another Parent Entity) and (y) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, shall be the “beneficial owner” of (A) if the Borrower is not a Subsidiary of any Parent Entity, shares of Voting Stock having more than 35% of the total voting power of all outstanding shares of the Borrower and (B) if the Borrower is a Subsidiary of any Parent Entity, shares of Voting Stock having more than 35% of the total voting power of all outstanding shares of such Parent Entity (other than a Parent Entity that is a Subsidiary of another Parent Entity), and (ii) the Continuing Directors shall cease to constitute a majority of the members of the board of directors of the Borrower.

“Closing Date”:  as defined in Section 5.1.

“Code”:  the Internal Revenue Code of 1986, as amended from time to time.

“Collateral”:  all assets of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

“Collateral Agent”:  as defined in the Preamble hereto.

“Commitment”:  as to any Lender, the Tranche B Term Loan Commitments of such Lender.

“Commonly Controlled Entity”:  an entity, whether or not incorporated, which is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group which includes the Borrower and which is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Sections 414(m) and (o) of the Code.

“Conduit Lender”:  any special purpose corporation organized and administered by any Lender for the purpose of making Term Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument delivered to the Administrative Agent (a copy of which shall be provided by the Administrative Agent to the Borrower on request); provided that the designation by any Lender of a Conduit

Lender shall not relieve the designating Lender of any of its obligations under this Agreement, including its obligation to fund a Term Loan if, for any reason, its Conduit Lender fails to fund any such Term Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender, and provided, further, that no Conduit Lender shall (a) be entitled to any payment pursuant to any provision of this Agreement, including without limitation Sections 3.9, 3.10, 3.11 or 10.5, in an amount greater than the designating Lender would have been entitled to in respect of the extensions of credit made by such Conduit Lender if such designating Lender had not designated such Conduit Lender hereunder, (b) be deemed to have any Tranche B Term Loan Commitment or (c) be designated if such designation would otherwise increase the costs of any Facility to the Borrower.

“Consolidated Current Portion of Long Term Debt”:  at the date of determination thereof, the current portion of Consolidated Long Term Debt that is included in Consolidated Short Term Debt.

“Consolidated Indebtedness”:  at the date of determination thereof, an amount equal to (a) all indebtedness for borrowed money of the Borrower and its Subsidiaries as determined on a consolidated basis in accordance with GAAP and as disclosed on the Borrower’s consolidated balance sheet minus (b) the lesser of (i) the aggregate amount of cash included in the cash accounts listed on the consolidated balance sheet of the Borrower and its Subsidiaries as at such date to the extent such cash is not classified as “restricted” for financial statement purposes and (ii) $50,000,000.

“Consolidated Interest Expense”:  for any period, an amount equal to (a) interest expense (accrued and paid or payable in cash for such period, and in any event excluding any amortization or write off of financing costs) on Indebtedness of the Borrower and its Subsidiaries for such period minus (b) interest income (accrued and received or receivable in cash for such period) of the Borrower and its Subsidiaries for such period, in each case determined on a consolidated basis in accordance with GAAP.

“Consolidated Leverage Ratio”:  as of the last day of any period, the ratio of (a) Consolidated Indebtedness on such day to (b) EBITDA for such period.

“Consolidated Long Term Debt”:  at the date of determination thereof, all long term debt of the Borrower and its Subsidiaries as determined on a consolidated basis in accordance with GAAP and as disclosed on the Borrower’s consolidated balance sheet most recently delivered under Section 6.1.

“Consolidated Net Income”:  for any period, net income (loss) of the Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Short Term Debt”:  at the date of determination thereof, all short term debt of the Borrower and its Subsidiaries as determined on a consolidated basis in accordance with GAAP and as disclosed on the Borrower’s consolidated balance sheet most recently delivered under Section 6.1.

“Consolidated Tangible Assets”:  as of any date of determination, the total assets less the sum of the goodwill, net, and other intangible assets, net, in each case reflected on the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of the most recently ended fiscal quarter of the Borrower for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP; provided, that Consolidated Tangible Assets shall not be less than $[     ].

“Consolidated Working Capital”:  at the date of determination thereof, the aggregate amount of all current assets (excluding cash, Cash Equivalents, and deferred taxes and income taxes receivable recorded as current assets) minus the aggregate amount of all current liabilities (excluding indebtedness under the ABL Facility, the Consolidated Current Portion of Long Term Debt, working capital indebtedness of Foreign Subsidiaries, and deferred taxes and accrued income taxes payable recorded as current liabilities), in each case determined on a consolidated basis for the Borrower and its Subsidiaries.

“Continuing Directors”:  the directors of the Borrower on the Closing Date, after giving effect to the Transactions and the other transactions contemplated thereby, and each other director if, in each case, such other director’s nomination for election to the board of directors of the Borrower is recommended by at least a majority of the then Continuing Directors or the election of such other director is approved by one or more Permitted Holders.

“Contractual Obligation”:  as to any Person, any provision of any material security issued by such Person or of any material agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Convertible Notes”:  2.125% Convertible Senior Subordinated Notes Due 2024 of NCI Building Systems, Inc., issued on November 16, 2004.

“Convertible Notes Indenture”:  the Indenture, dated as of November 16, 2004, between the Borrower and The Bank of New York, as trustee.

[‘‘Convertible Note Lockbox Account”:  has the meaning given in the Investment Agreement.]

“Cumulative Excess Cash Flow”:  the sum of Excess Cash Flow (but not less than zero) for the fiscal year ending on [  ], 2010 and Excess Cash Flow (but not less than zero in any period) for each succeeding and completed fiscal year. For purposes of such calculation, Excess Cash Flow shall be calculated without reduction for any amount applied as contemplated by clause (b) of the definition of the term “Not Otherwise Applied.”

“Cumulative Term Loan Amortization”:  as of any date of determination, the aggregate principal amount of Term Loans repaid, prepaid, repurchased or otherwise acquired or retired (other than scheduled installment payments pursuant to Section 2.3) from the Closing Date to the date of determination.

“Cumulative Term Loan Amortization Not Otherwise Applied”:  with reference to any amount of Cumulative Term Loan Amortization, such amount thereof that was not previously applied by the Borrower to the Required Amortization Amount and thereby to waive application of Section 7.1(a), as provided in Section 7.1(b).

“Default”:  any of the events specified in Section 8.1, whether or not any requirement for the giving of notice (other than, in the case of Section 8.1(e), a Default Notice), the lapse of time, or both, or any other condition specified in Section 8.1, has been satisfied.

“Default Notice”:  as defined in Section 8.1(e).

“Defaulting Lender”:  any Lender which fails to advance a loan required to be made by it pursuant to the terms of a syndicated facility or has become insolvent.

“Deposit Account”:  any deposit account (as such term is defined in Article 9 of the UCC).

“Disinterested Director”:  as defined in Section 7.10.

“Disposition”:  as defined in Section 7.6.

“Disqualified Capital Stock”:  any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) is mandatorily redeemable in whole or in part prior to the Termination Date, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, (b) is convertible into or exchangeable (unless at the sole option of the issuer thereof) prior to the Termination Date for (i) Indebtedness or any Capital Stock referred to in clause (a) above, or (c) contains any mandatory repurchase obligation which comes into effect prior to the Termination Date, provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of a change in control or a sale or other Disposition of property or assets shall not constitute Disqualified Capital Stock.

“Dollars” and “$”:  dollars in lawful currency of the United States of America.

“Domestic Subsidiary”:  any Subsidiary of the Borrower which is not a Foreign Subsidiary.

“EBITDA”:  for any period, Consolidated Net Income for such period adjusted (i) to exclude the following items (without duplication) of income or expense to the extent that such items are included in the calculation of Consolidated Net Income: (a) Consolidated Interest Expense, (b) any non-cash expenses and charges, (c) the provision or benefit for income taxes, (d) depreciation expense, (e) the expense associated with amortization of intangible and other assets (including amortization or other expense recognition of any costs associated with asset write-ups in accordance with FAS Nos. 141 and 142), (f) non-cash provisions for reserves for discontinued operations, (g) any extraordinary, unusual or non-recurring gains or losses or charges or credits, including but not limited to any expenses relating to the Transactions, (h) any gain or loss associated with the sale or write-down of assets not in the ordinary course of business, (i) any income or loss attributable to noncontrolling interests, and (j) any income or loss accounted for by the equity method of accounting (except in the case of income to the extent of the amount of cash dividends or cash distributions paid to the Borrower or any of its Subsidiaries by the entity accounted for by the equity method of accounting). For the purposes of calculating EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Leverage Ratio, (i) if at any time during such Reference Period (and after the Closing Date) the Borrower or any of its Subsidiaries shall have made any Material Disposition, the EBITDA for such Reference Period shall be reduced by an amount equal to the EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period (and after the Closing Date) the Borrower or any of its Subsidiaries shall have made a Material Acquisition, EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto in accordance with Regulation S-X as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (x) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (y) involves the payment of consideration by the Borrower or any of its Subsidiaries in excess of $5,000,000; and ‘‘Material Disposition” means any disposition of property or series of related dispositions of property that (x) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (y) yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $5,000,000. Notwithstanding anything to the contrary contained in this definition, solely for the purposes of the calculation of the Consolidated Leverage Ratio, EBITDA of the Borrower and its consolidated Subsidiaries shall be: (x) for the four fiscal quarter period ending [          ]3, four times EBITDA for the last fiscal quarter in such period, (y) for the four fiscal quarter period ending [  ]4, two times EBITDA for the last two fiscal quarters in such period and (z) for the four fiscal quarter period ending [     ]5, 4/3 times EBITDA for the last three fiscal quarters in such period.

“ECF Payment Date”:  as defined in Section 3.4(c)(ii).

“ECF Percentage”:  50%, provided that with respect to any fiscal year, the ECF Percentage shall be reduced to zero if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 4.00 to 1.00.

“Environmental Costs”:  any and all costs or expenses (including attorney’s and consultant’s fees, investigation and laboratory fees, response costs, court costs and litigation expenses, fines, penalties, damages, settlement payments, judgments and awards), of whatever kind or nature, known or unknown, contingent or otherwise, arising out of, or in any way relating to, any actual or alleged violation of, noncompliance with or liability under any Environmental Laws. Environmental Costs include any and all of the foregoing, without regard to whether they arise out of or are related to any past, pending or threatened proceeding of any kind.

“Environmental Laws”:  any and all U.S. or foreign federal, state, provincial, territorial, foreign, local or municipal laws, rules, orders, enforceable guidelines, orders-in-council, regulations, statutes, ordinances, codes, decrees, and such requirements of any Governmental Authority properly promulgated and having the

3 Insert last day of first fiscal quarter commencing after closing.
4 Insert last day of second fiscal quarter commencing after closing.
5 Insert last day of third fiscal quarter commencing after closing.

force and effect of law or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health (as it relates to exposure to Materials of Environmental Concern) or the environment, as have been, or now or at any relevant time hereafter are, in effect.

“Environmental Permits”:  any and all permits, licenses, registrations, notifications, exemptions and any other authorization required under any Environmental Law.

“Equity Investment”:  as defined in the Preamble hereto.

“ERISA”:  the Employee Retirement Income Security Act of 1974, as amended from time to time.

“Eurocurrency Base Rate”:  with respect to each day during each Interest Period pertaining to a Eurocurrency Loan, the rate per annum determined by the Administrative Agent to be the arithmetic mean (rounded upwards, if necessary, to the nearest 1/100th of 1%) of the offered rates for deposits in Dollars with a term comparable to such Interest Period that appears on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such service, or any successor to or substitute for such service as determined by Agent) at approximately 11:00 A.M., London time, on the second full Business Day preceding the first day of such Interest Period; provided, that the Eurocurrency Base Rate shall not be less than 2.00% per annum.

“Eurocurrency Loans”:  Term Loans the rate of interest applicable to which is based upon the Eurocurrency Rate.

“Eurocurrency Rate”:  with respect to each day during each Interest Period pertaining to a Eurocurrency Loan, a rate per annum determined for such day in accordance with the following formula (rounded upward to the nearest 1/100th of 1%):

Eurocurrency Base Rate
1.00 − Eurocurrency Reserve Requirements

“Eurocurrency Reserve Requirements”:  for any day as applied to a Eurocurrency Loan, the aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto) dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.

“Event of Default”:  any of the events specified in Section 8.1, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

“Excess Cash Flow”:  for any period, EBITDA minus, without duplication, (a) any Capital Expenditures made in cash during such period, minus (b) any principal payments, purchases or other retirements (other than principal payments during such period pursuant to Section 3.4(c)(ii) unless and to the extent that the event giving rise to such mandatory prepayment causes an increase in EBITDA) of the Term Loans made during such period), minus (c) any principal payments, purchases or other retirements resulting in a permanent reduction of any other Indebtedness (other than the Convertible Notes) of the Borrower or any of its Subsidiaries made during such period, minus (d) Consolidated Interest Expense for such period, minus (e) any taxes paid or payable in cash for such period, minus (f) the Net Cash Proceeds from any Asset Sale to the extent that such Net Cash Proceeds (i) (without duplication of clause (a) or (g) of this definition) consist of any Reinvested Amount or are otherwise applied in accordance with Section 3.4(c) and (ii) are included in the calculation of EBITDA, minus (g) (without duplication of clause (a) of this definition) any Investment or acquisition made in accordance with Sections 7.8(e), 7.8(h), 7.8(l) or 7.8(p) (without giving effect to the proviso thereto), 7.8(q) or 7.9, minus (h) (without duplication of clause (b) or (c) of this definition) the proceeds of any Sale and Leaseback Transactions entered into by the Borrower or any of its Subsidiaries during such period in the ordinary course of its business to the extent included in EBITDA, minus (i) to the extent not otherwise subtracted from EBITDA in this definition of “Excess Cash Flow,” any cash dividends made during such period by the Borrower, so long as such dividends are expressly permitted by Section 7.7, minus (j) to the extent not otherwise reflected in a reduction of EBITDA, the amount of any cash contributions required by law to be made by the Borrower or any of its Subsidiaries to any Plan, minus (k) to the extent included in calculating EBITDA, any cash expenses relating to the Transactions, minus (l) any earnings of a Foreign Subsidiary included in EBITDA for such period (except to the extent such earnings are used for any purposes described in clauses (a) through (k) above) to the extent such Foreign Subsidiary is subject to legal, contractual or other restrictions, directly or indirectly, on paying dividends or making distributions, directly or indirectly, to the Borrower or any other Subsidiary thereof, including but not limited to pursuant to the terms of any Indebtedness of such Foreign Subsidiary, plus (m) the Change in Consolidated Working Capital for such period.

“Exchange Act”:  the Securities Exchange Act of 1934, as amended from time to time.

“Excluded Contribution”:  Net Proceeds, or the Fair Market Value of property or assets, received by the Borrower as capital contributions to the Borrower after the Closing Date or from the issuance or sale (other than to a Subsidiary) of Capital Stock (other than Disqualified Capital Stock of the Borrower), in each case to the extent designated as an Excluded Contribution by the Borrower and not previously included in the calculation of Available Amount for purposes of determining whether a dividend, payment or distribution may be made pursuant to Section 7.7(b), an Investment may be made pursuant to Section 7.8(q), an acquisition may be made pursuant to Section 7.9(b)(iii) or an optional payment may be made pursuant to Section 7.11(a)(y).

“Excluded Taxes”:  with respect to any Agent, Lender or other Person, any (a) Taxes measured by or imposed upon the net income of such Agent, Lender or Person, (b) franchise Taxes, branch Taxes, Taxes on doing business or Taxes measured by or imposed upon the overall capital or net worth of such Agent, Lender or Person and (c) Taxes imposed by reason of any activity or other connection of such Agent, Lender or Person in the jurisdiction imposing such Tax, excluding any activity or connection arising solely from such Agent, Lender or Person having executed, delivered or performed its obligations under, or received payment under or enforced, this Agreement or the Notes.

“Exempt Sale and Leaseback Transaction”:  any Sale and Leaseback Transaction (a) in which the sale or transfer of property occurs within 90 days of the acquisition of such property by the Borrower or any of its Subsidiaries or (b) that involves property with a book value of $[  ] or less, and is not part of a series of related Sale and Leaseback Transactions involving property with an aggregate value in excess of such amount and entered into with a single Person or group of Persons.

“Existing Mortgages”:  the mortgages, deeds of trust and deeds to secure debt set forth in Schedule D.

“Existing Term Loans”:  as defined in Section 2.5(b).

“Extension of Credit”:  as to any Lender, the making of a Term Loan by such Lender.

“Facility”:  the Tranche B Term Loan Commitments and the Term Loans made thereunder.

“Factoring Transaction”:  any transaction or series of transactions entered into by the Borrower or any Subsidiary pursuant to which the Borrower or such Subsidiary sells, conveys or otherwise transfers accounts receivable of the Borrower or such Subsidiary to a non-related third party factor.

“Fair Market Value”:  with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the board of directors of the Borrower, whose determination will be conclusive.

“Federal Funds Effective Rate”:  as defined in the definition of the term “ABR” in this Section 1.1.

“Financing Lease”:  any lease by such Person of property, real or personal, for which the obligations of the lessee are required in accordance with GAAP to be capitalized on the balance sheet of such lessee; provided, that, if at any time an operating lease of such lessee is required to be recharacterized as a Financing Lease after the date hereof as a result of a change in GAAP, then for purposes hereof such lease shall not be deemed a Financing Lease. The stated maturity of any Indebtedness under a Financing Lease shall be the scheduled date under the terms thereof of the last payment of rent or any other amount due under such Financing Lease.

“FIRREA”:  the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended from time to time.

“Fiscal Period End Date”:  as defined in Section 7.1(b).

“fiscal year”:  any period of twelve consecutive months ending on the Sunday closest to October 31 of any calendar year.

“Foreign Pension Plan”:  a registered pension plan which is subject to applicable pension legislation other than ERISA or the Code, which a Subsidiary sponsors or maintains, or to which it makes or is obligated to make contributions.

“Foreign Plan”:  each Foreign Pension Plan, deferred compensation or other retirement or superannuation plan, fund, program, agreement, commitment or arrangement whether oral or written, funded or unfunded, sponsored, established, maintained or contributed to, or required to be contributed to, or with respect to which any liability is borne, outside the United States of America, by the Borrower or any of its Subsidiaries, other than any such plan, fund, program, agreement or arrangement sponsored by a Governmental Authority.

“Foreign Subsidiary”:  (i) any Subsidiary of the Borrower that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Foreign Subsidiary and (ii) any Foreign Subsidiary Holdco.

“Foreign Subsidiary Holdco”:  any Subsidiary of the Borrower that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), intellectual property relating to such Foreign Subsidiaries (or Subsidiaries thereof) and other assets relating to an ownership interest in any such securities, Indebtedness, intellectual property or Subsidiaries.

“GAAP”:  with respect to the covenant contained in Section 7.1 and all defined terms relating thereto, and the defined terms “Available CNI Amount” and “Consolidated Tangible Assets,” generally accepted accounting principles in the United States of America in effect on the Closing Date, and, for all other purposes under this Agreement, generally accepted accounting principles in the United States of America in effect from time to time.

“Governmental Authority”:  any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantee and Collateral Agreement”:  the Guarantee and Collateral Agreement delivered to the Collateral Agent as of the date hereof, substantially in the form of Exhibit B, as the same may be amended, supplemented, waived or otherwise modified from time to time.

“Guarantee Obligation”:  as to any Person (the ‘‘guaranteeing person”), any obligation of (a) the guaranteeing person or (b) another Person (including any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any such obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

“guaranteeing person”:  as defined in the definition of the term “Guarantee Obligation” in this Section 1.1.

“Guarantor”:  each Domestic Subsidiary of the Borrower (other than any Domestic Subsidiary of a Foreign Subsidiary) which becomes a party to the Guarantee and Collateral Agreement as a guarantor thereunder of the monetary obligations of the Borrower under the Loan Documents, in each case, unless and until such time as the respective Guarantor ceases to constitute a Domestic Subsidiary of the Borrower or is released from its obligations as such a guarantor under the Guarantee and Collateral Agreement in accordance with the terms and conditions thereof.

“Indebtedness”:  of any Person at any date, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than trade liabilities incurred in the ordinary course of business), (b) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (c) all obligations of such Person under Financing Leases, (d) all obligations of such Person in respect of acceptances issued or created for the account of such Person, (e) for purposes of Section 7.2 and Section 8.1(e) only, all obligations of such Person in respect of Interest Rate Protection Agreements, and (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) to the extent secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof.

“Indemnification Agreement”:  the Indemnification Agreement, dated as of [     ], 2009, between the Borrower and the CD&R Investors, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

“Indemnified Liabilities”:  as defined in Section 10.5.

“Indemnitee”:  as defined in Section 10.5.

“Individual Lender Exposure”:  as to any Lender, such Lender’s Term Loan Exposure.

“Insolvency”:  with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

“Insolvent”:  pertaining to a condition of Insolvency.

[‘‘Insured Fee Properties”:  the collective reference to the real properties owned in fee by the Loan Parties described on Part I(a) of Schedule 4.6, including without limitation, all buildings, improvements, structures and fixtures now or subsequently located thereon and owned by any such Loan Party.]

“Intellectual Property”:  as defined in Section 4.7.

“Intercreditor Agreement”:  the Intercreditor Agreement dated as of the date hereof among the Administrative Agent and the Collateral Agent and the administrative agent and the collateral agent under the ABL Facility, and acknowledged by certain of the Loan Parties, substantially in the form of Exhibit D, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms thereof.

“Intercreditor Agreement Supplement”:  as defined in Section 9.9(a).

“Interest Payment Date”:  (a) as to any ABR Loan, the last day of each March, June, September and December to occur while such Term Loan is outstanding, and the final maturity date of such Term Loan, (b) as to any Eurocurrency Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any Eurocurrency Loan having an Interest Period longer than three months, (i) each day which is three months, or a whole multiple thereof, after the first day of such Interest Period and (ii) the last day of such Interest Period.

“Interest Period”:  with respect to any Eurocurrency Loan:

(i) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurocurrency Loan and ending one, two, three or six months thereafter, as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and

(ii) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurocurrency Loan and ending one, two, three or six months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not less than three Business Days prior to the last day of the then current Interest Period with respect thereto; and

provided that all of the foregoing provisions relating to Interest Periods are subject to the following:

(A) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(B) any Interest Period that would otherwise extend beyond the Termination Date shall (for all purposes other than Section 3.11) end on the Termination Date;

(C) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(D) the Borrower shall select Interest Periods so as not to require a scheduled payment of any Eurocurrency Loan during an Interest Period for such Term Loan.

“Interest Rate Protection Agreement”:  any interest rate protection agreement, interest rate future, interest rate option, interest rate cap or collar or other interest rate hedge arrangement to or under which the Borrower or any of its Subsidiaries is or becomes a party or a beneficiary.

“Investment Agreement”:  the Investment Agreement, dated as of [          ], 2009, between the Borrower and the CD&R Investors, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

“Investment Company Act”:  the Investment Company Act of 1940, as amended from time to time.

“Investment Documents”:  [the Investment Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Indemnification Agreement and the Series B Preferred Stock CoD].

“Investments”:  as defined in Section 7.8.

“Judgment Currency”:  as defined in Section 10.8(a).

“Judgment Currency Date”:  as defined in Section 10.8(a).

“Lenders”:  the several banks and other financial institutions from time to time parties to this Agreement together with, in each case, any affiliate of any such bank or financial institution through which such bank or financial institution elects, by notice to the Administrative Agent and the Borrower, to make any Term Loans available to the Borrower, provided that for all purposes of voting or consenting with respect to (a) any amendment, supplementation or modification of any Loan Document, (b) any waiver of any of the requirements of any Loan Document or any Default or Event of Default and its consequences or (c) any other matter as to which a Lender may vote or consent pursuant to Section 10.1 hereof, the bank or financial institution making such election shall be deemed the “Lender” rather than such affiliate, which shall not be entitled to so vote or consent.

“Lien”:  any mortgage, pledge, hypothecation, assignment, security deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Financing Lease having substantially the same economic effect as any of the foregoing).

“Liquidity Amount”:  the sum of (a) unrestricted cash and Cash Equivalents of the Borrower and its Subsidiaries and (b) ABL Availability and the amount of undrawn availability under any other revolving credit facility of the Borrower or any Subsidiary then in effect at such time, if any.

“Loan”:  a Term Loan, collectively, the “Loans.”

“Loan Documents”:  this Agreement, any Notes, the Intercreditor Agreement, the Guarantee and Collateral Agreement and any other Security Documents, each as amended, supplemented, waived or otherwise modified from time to time.

“Loan Parties”:  the Borrower and each Subsidiary of the Borrower that is a party to a Loan Document; individually, a “Loan Party.”

“Management Investors”:  the collective reference to the officers, directors, employees and other members of the management of the Borrower or any of its Subsidiaries, or family members or relatives thereof or trusts for the benefit of any of the foregoing, who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, common stock of the Borrower or any Parent Entity.

“Management Subscription Agreements”:  one or more stock subscription, stock option, grant or other agreements which have been or may be entered into between the Borrower or any Parent Entity and one or more Management Investors (or any of their heirs, successors, assigns, legal representatives or estates), with respect to the issuance to and/or acquisition, ownership and/or disposition by any of such parties of common stock of the Borrower or any Parent Entity, or options, warrants, units or other rights in respect of common stock of the Borrower or any Parent Entity, any agreements entered into from time to time by transferees of any such stock, options, warrants or other rights in connection with the sale, transfer or reissuance thereof, and any assumptions of any of the foregoing by third parties, as amended, supplemented, waived or otherwise modified from time to time.

“Material Adverse Effect”:  a material adverse effect on (a) the business, operations, property or condition (financial or otherwise) of the Borrower and its Subsidiaries taken as a whole or (b) the validity or enforceability as to any Loan Party party thereto of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent, the Collateral Agent and the Lenders under the Loan Documents taken as a whole.

“Material Subsidiaries”:  Subsidiaries of the Borrower constituting, individually or in the aggregate (as if such Subsidiaries constituted a single Subsidiary), a “significant subsidiary” in accordance with Rule 1-02 under Regulation S-X.

“Materials of Environmental Concern”:  any hazardous or toxic substances or materials or wastes defined, listed, or regulated as such in or under, or which may give rise to liability under, any applicable Environmental Law, including gasoline, petroleum (including crude oil or any fraction thereof), petroleum products or by-products, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

“Maximum Consolidated Leverage Ratio”:  as at the last day of any period of four consecutive fiscal quarters of the Borrower ending on any date set forth below, the Consolidated Leverage Ratio set forth below opposite such period:

Four Fiscal Quarter Period Ending	Consolidated Leverage Ratio

October 30, 2011	5.00:1.00
January 29, 2012	4.75:1.00
April 29, 2012	4.50:1.00
July 29, 2012	4.25:1.00
October 28, 2012	4.00:1.00
January 27, 2013	3.875:1.00
April 28, 2013	3.75:1.00
July 28, 2013	3.625:1.00
November 3, 2013 and each fiscal quarter end date thereafter	3.50:1.00

“Moody’s”:  as defined in the definition of “Cash Equivalents” in this Section 1.1.

[‘‘Mortgaged Fee Properties”:  the collective reference to the real properties owned in fee by the Loan Parties described on [Part I(b) of] Schedule 4.6, including all buildings, improvements, structures and fixtures now or subsequently located thereon and owned by any such Loan Party.]

[‘‘Mortgaged Properties”:  the collective reference to each of the Insured Fee Properties and the Mortgaged Fee Properties.]

“Mortgages”:  each of the mortgages, deeds of trust and deeds to secure debt executed and delivered by any Loan Party to the Administrative Agent, substantially in the form of Exhibit C or in such other form as shall be reasonably acceptable to the Borrower and the Administrative Agent, as the same may be amended, supplemented, waived or otherwise modified from time to time. For the avoidance of doubt, the amendment and restatement of an Existing Mortgage shall constitute a “Mortgage” hereunder.

“Most Recent Four Quarter Period”:  the four fiscal quarter period of the Borrower ending on the last date of the most recently completed fiscal year or quarter for which financial statements of the Borrower have been (or have been required to be) delivered under Section 6.1 (a) or (b).

“Multiemployer Plan”:  a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds”:  with respect to any Asset Sale, any Recovery Event, or the issuance of any debt securities or any borrowings by the Borrower or any of its Subsidiaries pursuant to Section 7.2(c), an amount equal to the gross proceeds in cash and Cash Equivalents of such Asset Sale, Recovery Event, issuance or borrowing, net of (a) reasonable attorneys’ fees, accountants’ fees, brokerage, consultant and other customary fees, underwriting commissions and other reasonable fees and expenses actually incurred in connection with such Asset Sale, Recovery Event, issuance or borrowing, (b) Taxes paid or reasonably estimated to be payable as a result thereof, (c) appropriate amounts provided or to be provided by the Borrower or any of its Subsidiaries as a reserve, in accordance with GAAP, with respect to any liabilities associated with such Asset Sale or Recovery Event and retained by the Borrower or any such Subsidiary after such Asset Sale or Recovery Event and other appropriate amounts to be used by the Borrower or any of its Subsidiaries to discharge or pay on a current basis any other liabilities associated with such Asset Sale or Recovery Event, (d) in the case of an Asset Sale or Recovery Event of or involving an asset subject to a Lien securing any Indebtedness, payments made and installment payments required to be made to repay such Indebtedness, including payments in respect of principal, interest and prepayment premiums and penalties, and (e) in the case of an Asset Sale or Recovery Event of or involving an asset of any Foreign Subsidiary, any amount which may not be applied as provided in Section 3.4(c) pursuant to any applicable legal, contractual or other restrictions including but not limited to pursuant to the terms of any Indebtedness of any Foreign Subsidiary.

“Net Proceeds”:  with respect to any issuance or sale of any securities or incurrence of indebtedness of the Borrower or any Subsidiary by the Borrower or any Subsidiary, or any capital contribution, means the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or contribution and net of Taxes paid or payable as a result thereof.

“New Parent”:  as defined in Section 7.6(e).

“New Tranche B Term Loan Committed Amount”:  has the meaning given in the Third Amendment.

“Non-Consenting Lender”:  as defined in Section 10.1(e).

“Non-Defaulting Lender”:  Any Lender other than a Defaulting Lender.

“Non-Excluded Taxes”:  any Taxes other than Excluded Taxes.

“Not Otherwise Applied” means, with reference to any amount of Excess Cash Flow, that such amount (a) was not required to be applied to prepay the Term Loans pursuant to Section 3.4(c), and (b) was not previously applied in determining the permissibility of a transaction under the Loan Documents where such permissibility was (or may have been) and remains contingent on receipt of such amount or utilization of such amount for a specified purpose. The Borrower shall promptly notify the Administrative Agent of any application of such amount as contemplated by clause (b) above.

“Notes”:  the Term Loan Notes.

“Obligation Currency”:  as defined in Section 10.8(a).

“Offer”:  as defined in Section 3.4(b).

“Offer Loans”:  as defined in Section 3.4(b).

“Original Credit Agreement”:  as defined in the Recitals.

“Original Collateral”:  Collateral, as defined in the Original Security Agreement

“Original Security Agreement”:  the Security Agreement, dated as of June 18, 2004, between the Borrower, the subsidiary guarantors party thereto, and the Administrative Agent.

“Original Security Documents”:  the Original Security Agreement, any pledge agreements, any account control agreements and any and all other agreements, instruments and documents entered into or delivered pursuant to or in connection with a security interest in the Original Collateral pursuant to the Original Credit Agreement; for the avoidance of doubt, the Existing Mortgages are not included in the defined term “Original Security Documents.”

“Other Representatives”:  [          ], in its capacity as bookrunner and lead arranger of the Commitments hereunder.

“Parent Entity”:  any Person of which the Borrower becomes a Subsidiary after the Closing Date that is designated by the Borrower as a “Parent Entity,” provided that either immediately after the Borrower first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of the Borrower or a Parent Entity of the Borrower immediately prior to the Borrower first becoming such Subsidiary.

“Participants”:  as defined in Section 10.6(c).

“Patriot Act”:  as defined in Section 10.19.

“PBGC”:  the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor thereto).

“Permitted Hedging Arrangement”:  agreements or arrangements relating to interest, currency, commodity or other hedging entered into, purchased or otherwise acquired by the Borrower or any of its Subsidiaries for bona fide hedging purposes.

“Permitted Holders”:  (a) CD&R, any CD&R Investor and any of their respective Affiliates; (b) any investment fund or vehicle managed, sponsored or advised by CD&R or any Affiliate thereof, and any Affiliate of or successor to any such investment fund or vehicle, (c) any limited or general partners of, or other investors in, any CD&R Investor or any Affiliate thereof, or any such investment fund or vehicle, (d) any Management Investors and (e) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of the Borrower or any Parent Entity, and in each case their successors and assigns.

“Permitted Liens”:  as defined in Section 7.3.

“Person”:  an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Plan”:  at a particular time, any employee benefit plan which is covered by ERISA and in respect of which the Borrower or a Commonly Controlled Entity is an “employer” as defined in Section 3(5) of ERISA.

“Preferred Stock”:  the Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share, of the Borrower.

“primary obligations”:  as defined in the definition of the term “Guarantee Obligation” in this Section 1.1.

“primary obligor”:  as defined in the definition of the term “Guarantee Obligation” in this Section 1.1.

“Prime Rate”:  as defined in the definition of the term “ABR” in this Section 1.1.

“rate of exchange”:  as defined in Section 10.8(c).

“Recovery Event”:  any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the Borrower or any of its Subsidiaries giving rise to Net Cash Proceeds to the Borrower or such Subsidiary, as the case may be, in excess of $[     ], to the extent that such settlement or payment does not constitute reimbursement or compensation for amounts previously paid by the Borrower or any of its Subsidiaries in respect of such casualty or condemnation.

“Reference Period”:  as defined in the definition of the term “EBITDA” of this Section 1.1.

“Refinance”:  with respect to any then outstanding Indebtedness, the issuance of Indebtedness issued or given in exchange for, or the proceeds of which are used to, extend, refinance, renew, replace, substitute or refund, in whole or in part, such theretofore outstanding Indebtedness.

“Register”:  as defined in Section 10.6(b).

“Registration Rights Agreement”:  the Registration Rights Agreement, dated as of [          ], 2009, between the Borrower and the CD&R Investors, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

“Regulation S-X”:  Regulation S-X promulgated by the Securities and Exchange Commission, as in effect on the Closing Date.

“Regulation T”:  Regulation T of the Board as in effect from time to time.

“Regulation U”:  Regulation U of the Board as in effect from time to time.

“Regulation X”:  Regulation X of the Board as in effect from time to time.

“Reinvested Amount”:  with respect to any Asset Sale permitted by Section 7.6(i) or Recovery Event, that portion of the Net Cash Proceeds thereof (which portion shall not exceed, with respect to any Asset Sale occurring on or after the Closing Date (but not any Recovery Event and excluding any amount applied to permit any acquisition pursuant to Section 7.9(b)(ii)), $[     ] minus the aggregate Reinvested Amounts with respect to all such Asset Sales on or after the Closing Date) as shall, according to a certificate of a Responsible Officer of the Borrower delivered to the Administrative Agent within 30 days of such Asset Sale or Recovery Event, be reinvested in the business of the Borrower and its Subsidiaries in a manner consistent with the provisions hereof within 180 days of the receipt of such Net Cash Proceeds with respect to any such Asset Sale or Recovery Event or, if such reinvestment is in a project authorized by the board of directors of the Borrower that will take longer than such 180 days to complete, the period of time necessary to complete such project; provided that if any such certificate of a Responsible Officer is not delivered to the Administrative Agent on the date of such Asset Sale or Recovery Event, subject to the terms of the Intercreditor Agreement, any Net Cash Proceeds of such Asset Sale or Recovery Event shall be immediately deposited in a cash collateral account, established at the Administrative Agent or to be held as collateral in favor of the Administrative Agent as applicable, for the benefit of the Lenders on terms reasonably satisfactory to the Administrative Agent, and shall remain on deposit in such cash collateral account until such certificate of a Responsible Officer is delivered to the Administrative Agent.

“Related Taxes”:  (x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed by any government or other taxing authority on payments made by any Parent Entity other than to another Parent Entity), required to be paid by any Parent Entity by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Borrower, any of its Subsidiaries or any Parent Entity), or being a holding company parent of the Borrower, any of its Subsidiaries or any Parent Entity or receiving dividends from or other distributions in respect of the Capital Stock of the Borrower, any of its Subsidiaries or any Parent Entity, or having guaranteed any obligations of the Borrower or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Borrower or any of its Subsidiaries is permitted to make payments to any Parent Entity pursuant to Section 7.7, or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Borrower or any Subsidiary thereof, or (y) any other federal, state, foreign, provincial or local taxes measured by income for which any Parent Entity is liable up to an amount not to exceed, with respect to federal taxes, the amount of any such taxes that the Borrower and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated basis as if the Borrower had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, the amount of any such taxes that the Borrower and its Subsidiaries would have been required to pay on a separate company basis, or on a combined basis as if the Borrower had filed a combined return on behalf of an affiliated group consisting only of the Borrower and its Subsidiaries.

“Reorganization”:  with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

“Reportable Event”:  any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived under Sections .13, .14, .16, .18, .19 or .20 of PBGC Reg. § 2615 or any successor regulation thereto.

“Required Amortization Amount”:  as defined in Section 7.1(b).

“Required Lenders”:  Lenders the sum of whose outstanding Individual Lender Exposures represent at least a majority of the sum of the aggregate amount of all outstanding Term Loans of Non-Defaulting Lenders, excluding any Lender that is a CD&R Holder other than with respect to any consent, approval, vote or other action of Required Lenders that would result in a disproportionate impact or effect on any Lender that is a CD&R Holder in relation to one or more Lenders that are not CD&R Holders.

“Requirement of Law”:  as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, statute, ordinance, code, decree, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its material property or to which such Person or any of its material property is subject, including laws, ordinances and regulations pertaining to zoning, occupancy and subdivision of real properties; provided that the foregoing shall not apply to any non-binding recommendation of any Governmental Authority.

“Responsible Officer”:  as to any Person, any of the following officers of such Person: (a) the chief executive officer or the president of such Person and, with respect to financial matters, the chief financial officer, the treasurer or the controller of such Person, (b) any vice president of such Person or, with respect to financial matters, any assistant treasurer or assistant controller of such Person, who has been designated in writing to the Administrative Agent as a Responsible Officer by such chief executive officer or president of such Person or, with respect to financial matters, such chief financial officer of such Person, (c) with respect to Section 6.7 and without limiting the foregoing, the general counsel of such Person and (d) with respect to ERISA matters, the senior vice president — human resources (or substantial equivalent) of such Person.

“Rollover Indebtedness”:  Existing Indebtedness of the Borrower and its Subsidiaries identified on Schedule B hereto, in each case that remains outstanding after the Closing Date.

“S&P”:  as defined in the definition of the term “Cash Equivalents” in this Section 1.1.

“Sale and Leaseback Transaction”:  any arrangement with any Person providing for the leasing by the Borrower or any of its Subsidiaries of real or personal property which has been or is to be sold or transferred by the Borrower or any such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Borrower or such Subsidiary.

“Secured Parties”:  as defined in the Guarantee and Collateral Agreement.

“Securities Act”:  the Securities Act of 1933, as amended from time to time.

“Security Documents”:  the collective reference to each Mortgage related to any Mortgaged Property, the Guarantee and Collateral Agreement and all other similar security documents hereafter delivered to the Collateral Agent granting a Lien on any asset or assets of any Person to secure the obligations and liabilities of the Loan Parties hereunder and/or under any of the other Loan Documents or to secure any guarantee of any such obligations and liabilities, including any security documents executed and delivered or caused to be delivered to the Collateral Agent pursuant to Section 6.9(b), in each case as amended, supplemented, waived or otherwise modified from time to time.

“Senior Notes”:  as defined in Section 7.2(c).

“Series B Preferred Stock CoD”:  [          ].

“Set”:  the collective reference to Eurocurrency Loans of a single Tranche, the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Term Loans shall originally have been made on the same day).

“Single Employer Plan”:  any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

“Solvent” and “Solvency”:  with respect to any Person on a particular date, the condition that, on such date, (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small amount of capital.

“Stockholders Agreement”:  the Stockholders Agreement, dated as of [     ], 2009, between the Borrower and the CD&R Investors, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

“Subordinated Indebtedness”:  as defined in Section 7.2(c).

“Subsidiary”:  as to any Person, a corporation, partnership, limited liability company or other entity (a) of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity are at the time owned by such Person, or (b) the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person and, in the case of this clause (b), which is treated as a consolidated subsidiary for accounting purposes. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Supermajority Lenders”:  Lenders the sum of whose outstanding Commitments (or after the termination thereof, outstanding Individual Lender Exposures) representing at least 66 2/3% of the sum of the aggregate amount of the Total Commitment less the Commitments of all Defaulting Lenders (or after the termination thereof, the sum of the Individual Lender Exposures of Non-Defaulting Lenders) at such time.

“Target Amortization Amount”:  as defined in the definition of the term “Applicable Margin” in this Section 1.1.

“Taxes”:  any and all present or future income, stamp or other taxes, levies, imposts, duties, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority.

“Term Loan”:  each Term Loan advanced pursuant to the Facility.

“Term Loan Exposure”:  as to any Lender, at any time, the amount of unpaid Term Loans made by such Lender pursuant to Section 2.1.

“Term Loan Lender”:  any Lender having a Tranche B Term Loan Commitment hereunder and/or a Term Loan outstanding hereunder.

“Term Loan Note”:  each Term Loan Note as defined in Section 2.2 and each New Term Loan Note.

“Term Loan Percentage”:  as to any Term Loan Lender at any time, the percentage which such Lender’s Term Loans then outstanding constitutes of the aggregate Term Loans then outstanding.

“Term Loan Prepayment”:  as defined in Section 5.1(b).

“Termination Date”:  the fifth anniversary of the Closing Date.

“Third Amendment Effective Date”:  has the meaning given in the Original Credit Agreement.

“Total Credit Percentage”:  as to any Lender at any time, the percentage of the aggregate Total Commitment then constituted by such Lender’s Commitment.

“Total Commitment”:  at any time, the sum of the Commitments of each of the Lenders at such time.

“Total Lender Exposure”:  at any time, the sum of all Individual Lender Exposures.

“Total Term Loan Commitment”:  at any time, the sum of the Tranche B Term Loan Commitments of all of the Lenders at such time.

“Tranche”:  each tranche of Loans available hereunder, with there being one on the Closing Date; namely Term Loans.

“Tranche B Term Loan Commitment”:  as to any Lender, its obligation to make Term Loans to the Borrower; collectively, as to all the Term Loan Lenders, the ‘‘Tranche B Term Loan Commitments.”

“Transactions”:  as defined in Section 5.1(b).

“Transferee”:  any Participant or Assignee.

“Type”:  the type of Loan determined based on the currency in which the same is denominated, and the interest option applicable thereto, with there being multiple Types of Term Loans hereunder, namely ABR Loans and Eurocurrency Loans.

“UCC”:  the Uniform Commercial Code as in effect in the State of New York from time to time.

“Underfunding”:  the excess of the present value of all accrued benefits under a Plan (based on those assumptions used to fund such Plan), determined as of the most recent annual valuation date, over the value of the assets of such Plan allocable to such accrued benefits.

“Unscheduled Assumed Indebtedness”:  existing Indebtedness of the Borrower and its Subsidiaries identified on Schedule C, which (i) does not constitute Rollover Indebtedness, (ii) will not be repaid in connection with the Transactions and (iii) has material terms and conditions reasonably satisfactory to the Required Lenders.

“U.S. Tax Compliance Certificate”:  as defined in Section 3.10(b).

“Voting Stock”:  shares of Capital Stock entitled to vote generally in the election of directors.

“Wholly Owned Domestic Subsidiary”:  as to any Person, any Domestic Subsidiary of such Person that is a Wholly Owned Subsidiary of such Person.

“Wholly Owned Subsidiary”:  as to any Person, any Subsidiary of such Person of which such Person owns, directly or indirectly through one or more Wholly Owned Subsidiaries, all of the Capital Stock of such Subsidiary other than directors qualifying shares or shares held by nominees.

Section 1.2  Other Definitional Provisions.

(a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in any Notes, any other Loan Document or any certificate or other document made or delivered pursuant hereto.

(b) As used herein and in any Notes and any other Loan Document, and any certificate or other document made or delivered pursuant hereto or thereto, accounting terms relating to the Borrower and its Subsidiaries not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP.

(c) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

(d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

ARTICLE II

AMOUNT AND TERMS OF COMMITMENTS

Section 2.1  Term Loans.

(a) On the date of this Agreement, upon and subject to the terms and conditions of this Agreement, each Lender holds Term Loans initially funded under the Original Credit Agreement and outstanding hereunder, in the aggregate principal amount set forth opposite such Lender’s name in Schedule A, in each case as such amounts may be adjusted or reduced pursuant to the terms hereof. The Term Loans, except as hereinafter provided, shall, at the option of the Borrower, be maintained as, and/or converted into, ABR Loans or Eurocurrency Loans, provided that except as otherwise specifically provided in Section 3.8 and Section 3.9, all Term Loans comprising the same borrowing shall at all times be of the same Type.

(b) Once repaid, Term Loans outstanding hereunder may not be reborrowed.

Section 2.2  Term Loan Notes.  Each Lender in possession of any promissory notes issued by the Borrower evidencing obligations under Original Credit Agreement prior to the Closing Date shall return such promissory notes to the Borrower no later than the Closing Date, whereupon such returned promissory notes shall be marked “Cancelled” and new replacement promissory notes in the form of Exhibit A (each, as amended, supplemented, replaced or otherwise modified from time to time, a “Term Loan Note”) issued to such Lender in equal principal amount. Any Term Loan Notes issued prior to the Closing Date not so tendered for exchange shall be void and deemed cancelled. Each Term Loan Note issued with respect to Term Loans provided under the initial Term Loan Commitment shall be dated the Closing Date and each Term Loan Note issued with respect to Term Loans provided under the New Tranche B Term Loan Committed Amount shall be dated the Third Amendment Effective Date. Each Term Loan Note shall be payable as provided in Section 2.1 and provide for the payment of interest in accordance with Section 3.1.

Section 2.3  Repayment of Term Loans.

The aggregate Term Loans of all the Lenders shall be payable in consecutive quarterly installments from and after the Closing Date to and including the Termination Date (subject to reduction as provided in Section 3.4), on the dates and in the principal amounts, subject to adjustment as set forth below, equal to the respective amounts set forth below (together with all accrued interest thereon) opposite the applicable installment dates (or, if less, the aggregate amount of such Term Loans then outstanding):

Date	Amount

The last day of each March, June, September and December to occur (x) on or after the first day of the second calendar quarter to commence after the Closing Date and (y) prior to the Termination Date	0.25% of the aggregate principal amount of all outstanding Term Loans as of such date
Termination Date	All unpaid aggregate principal amounts of any outstanding Term Loans

Section 2.4  Record of Term Loans.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrower to such Lender resulting from each Term Loan of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(b) The Administrative Agent shall maintain the Register pursuant to Section 10.6(b), and a subaccount therein for each Lender, in which shall be recorded (i) the amount of each Term Loan made hereunder, the Type thereof and each Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) both the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.

(c) The entries made in the Register and the accounts of each Lender maintained pursuant to Section 2.4(b) shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain the Register or any such account, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Term Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

Section 2.5  Additional Commitments.

(a) Requests for Additional Commitments.  So long as no Default or Event of Default exists or would arise therefrom, at any time and from time to time prior to the Termination Date, subject to the terms and conditions set forth herein, the Borrower may, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request to add additional Tranche B Term Loan Commitments under the Facility or under a new term loan credit facility to be included under the Facility (the “Additional Commitments”). Any Additional Commitments shall be in an aggregate principal amount that (x) is not less than $5,000,000 or any whole multiple of $1,000,000 in excess thereof, and (y) together with the aggregate principal amount of all Additional Commitments previously obtained pursuant to this Section 2.5 does not exceed the sum of $50,000,000.

(b) Ranking and Other Provisions.  The additional Term Loans made pursuant to Additional Commitments (the “Additional Term Loans”) (i) shall have the same guarantees as, and be secured on a pari passu basis in right of payment and security by the same Collateral securing, the previously outstanding Term Loans (the “Existing Term Loans”) (to the extent such guarantees and such security in such Collateral can be reasonably obtained without material cost or risk, and subject to legal limitations and tax structuring considerations), (ii) shall have a stated maturity date not earlier than the Termination Date and (iii) except as set forth above, shall be treated substantially the same as the Existing Term Loans, provided that any or all of the terms and conditions of or applicable to any Additional Term Loans may (at the Borrower’s option) be different from those of the Existing Term Loans.

(c) Additional Amendments.  Each notice from the Borrower pursuant to this Section 2.5 shall set forth the requested amount and proposed terms of the relevant Additional Commitment. Additional Commitments (or any portion thereof) may be made by any existing Lender or by any other bank or entity (any such bank or other financial institution, an “Additional Lender”), in each case on terms permitted in this Section 2.5 or otherwise on terms reasonably acceptable to the Administrative Agent. No Lender shall be obligated to provide any Additional Commitments unless it so agrees. Commitments in respect of any additional Term Loans shall become Commitments under this Agreement pursuant to an amendment (an “Additional Term Loan Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower as of the Additional Term Loan Closing Date (as defined below), each Lender agreeing to provide such Additional Commitment, if any, each Additional Lender, if any (each such Lender or Additional Lender, an “Additional Committing Lender”), and the Administrative Agent. An Additional Term Loan Amendment may, without the consent of any other Lenders, effect such amendments to any Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section 2.5.

(d) Certain Conditions.  The effectiveness of any Additional Term Loan Amendment shall, unless otherwise agreed to by the Administrative Agent and each Additional Committing Lender, be subject to the satisfaction on the date thereof (each, an “Additional Term Loan Closing Date”) of each of the following conditions:

(i) the Administrative Agent shall have received on or prior to the Additional Term Loan Closing Date each of the following, each dated the applicable Additional Term Loan Closing Date unless otherwise indicated or agreed to by the Administrative Agent and each in form and substance reasonably satisfactory to the Administrative Agent: (A) the applicable Additional Term Loan Amendment executed by each Additional Committing Lender and the Borrower; (B) certified copies of resolutions of the board of directors of the Borrower as of the Additional Term Loan Closing Date, approving the execution, delivery and performance of the Additional Term Loan Amendment; and (C) to the extent requested by the Administrative Agent, an opinion of counsel for the Loan Parties dated the Additional Term Loan Closing Date, addressed to the Administrative Agent and the Lenders and in form and substance reasonably satisfactory to the Administrative Agent;

(ii) the conditions precedent set forth in Section 5.2 shall have been satisfied both before and after giving effect to such Additional Term Loan Amendment and the Additional Term Loan provided thereby;

(iii) there shall have been paid to the Administrative Agent, for the account of the Additional Committing Lenders, all reasonable fees, if any, as may have been separately agreed in writing by the Borrower to be due and payable to the Additional Committing Lenders on or before the Additional Term Loan Closing Date; and

(iv) after giving effect, on a pro forma basis, to the issuance of the Additional Term Loans, the Consolidated Leverage Ratio of the Borrower as of the last day of the Most Recent Four Quarter Period shall be less than 4.00 to 1.00.

ARTICLE III

GENERAL PROVISIONS APPLICABLE TO TERM LOANS

Section 3.1  Interest Rates and Payment Dates.

(a) Each Eurocurrency Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurocurrency Rate determined for such day plus the Applicable Margin in effect for such day.

(b) Each ABR Loan shall bear interest for each day that it is outstanding at a rate per annum equal to the ABR for such day plus the Applicable Margin in effect for such day.

(c) If all or a portion of (i) the principal amount of any Term Loan, (ii) any interest payable thereon or (iii) any other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum which is (x) in the case of overdue principal, the rate that would otherwise be applicable thereto pursuant to the relevant foregoing provisions of this Section plus 2.00%, (y) in the case of overdue interest, the rate that would be otherwise applicable to principal of the related Term Loan pursuant to the relevant foregoing provisions of this Section (other than clause (x) above) plus 2.00% and (z) in the case of, fees, commissions or other amounts, the rate described in paragraph (b) of this Section for ABR Loans plus 2.00%, in each case from the date of such non-payment until such amount is paid in full (as well after as before judgment).

(d) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (c) of this Section shall be payable from time to time on demand.

(e) It is the intention of the parties hereto to comply strictly with applicable usury laws; accordingly, it is stipulated and agreed that the aggregate of all amounts which constitute interest under applicable usury laws, whether contracted for, charged, taken, reserved, or received, in connection with the indebtedness evidenced by this Agreement or any Notes, or any other document relating or referring hereto or thereto, now or hereafter existing, shall never exceed under any circumstance whatsoever the maximum amount of interest allowed by applicable usury laws.

Section 3.2  Conversion and Continuation Options.

(a) The Borrower may elect from time to time to convert outstanding Term Loans from Eurocurrency Loans made or outstanding in Dollars to ABR Loans by giving the Administrative Agent at least two Business Days’ prior irrevocable notice of such election, provided that any such conversion of Eurocurrency Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert outstanding Term Loans made or outstanding in Dollars from ABR Loans to Eurocurrency Loans outstanding in Dollars by giving the Administrative Agent at least three Business Days’ prior irrevocable notice of such election. Any such notice of conversion to Eurocurrency Loans outstanding in Dollars shall specify the length of the initial Interest Period or Interest Periods therefor. Upon receipt of any such notice the Administrative Agent shall promptly notify each affected Lender thereof. All or any part of outstanding Eurocurrency Loans made or outstanding in Dollars and ABR Loans may be converted as provided herein, provided that (i) (unless the Required Lenders otherwise consent) no Term Loan may be converted into a Eurocurrency Loan when any Default or Event of Default has occurred and is continuing and, in the case of any Default, the Administrative Agent has given notice to the Borrower that no such conversions may be made and (ii) no Term Loan may be converted into a Eurocurrency Loan after the date that is one month prior to the Termination Date.

(b) Any Eurocurrency Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving notice to the Administrative Agent of the length of the next Interest Period to be applicable to such Term Loan, determined in accordance with the applicable provisions of the term “Interest Period” set forth in Section 1.1, provided that no Eurocurrency Loan may be continued as such (i) (unless the Required Lenders otherwise consent) when any Default or Event of Default has occurred and is continuing and, in the case of any Default, the Administrative Agent has given notice to the Borrower that no such continuations may be made or (ii) after the date that is one month prior to the Termination Date, and provided, further, that (A) in the case of Eurocurrency Loans made or outstanding in Dollars, if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso such Eurocurrency Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period and (B) if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to clause (i) of the preceding proviso, such Eurocurrency Loans will be continued for the shortest available Interest Periods as determined by the Administrative Agent. Upon receipt of any such notice of continuation pursuant to this Section 3.2(b), the Administrative Agent shall promptly notify each affected Lender thereof.

Section 3.3  Minimum Amounts of Sets.

All borrowings, conversions and continuations of Term Loans hereunder and all selections of Interest Periods hereunder shall be in such amounts and be made pursuant to such elections so that, after giving effect thereto, the aggregate principal amount of the Eurocurrency Loans outstanding in Dollars comprising each Set shall be equal to $2,000,000 or a whole multiple of $1,000,000 in excess thereof and so that there shall not be more than 15 Sets at any one time outstanding.

Section 3.4  Optional and Mandatory Prepayments.

(a) Optional Prepayment.  The Borrower may at any time and from time to time prepay the Term Loans made to it, in whole or in part, subject to Section 3.11, without premium or penalty, upon at least three Business Days’ irrevocable notice by the Borrower to the Administrative Agent (in the case of Eurocurrency Loans outstanding), at least one Business Day’s irrevocable notice by the Borrower to the Administrative Agent (in the case of ABR Loans outstanding). Such notice shall specify, in the case of any prepayment of Term Loans, the date and amount of prepayment and whether the prepayment is of Eurocurrency Loans, ABR Loans or a combination thereof, and, in each case if a combination thereof, the principal amount allocable to each. Upon the receipt of any such notice the Administrative Agent shall promptly notify each affected Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (if a Eurocurrency Loan is prepaid other than at the end of the Interest Period applicable thereto) any amounts payable pursuant to Section 3.11 and accrued interest to such date on the amount prepaid; provided that, notwithstanding anything to the contrary in this Section 3.4(a), the Borrower may rescind any notice of prepayment under this Section 3.4(a), if such prepayment would have resulted from a refinancing of this Facility, which refinancing shall not be consummated or shall otherwise be delayed. Partial prepayments of the Term Loans pursuant to this Section 3.4(a) shall be applied to such installment or installments thereof at the Borrower may elect; provided that, notwithstanding the foregoing, any Term Loan may be prepaid in its entirety.

(b) Optional Repurchase.  Notwithstanding anything to the contrary contained in this Section 3.4 or any other provision of this Agreement and without otherwise limiting the rights in respect of prepayments of the Term Loans of the Borrower and its Subsidiaries, the Borrower or any Subsidiary of the Borrower may repurchase outstanding Term Loans pursuant to this Section 3.4 on the following basis:

(i) The Borrower or any Subsidiary of the Borrower may make one or more offers (each, an “Offer”) to repurchase all or any portion of the Term Loans (such Term Loans, the “Offer Loans”) of Term Loan Lenders; provided that, (A) the Borrower shall have used commercially reasonable efforts to have the Facility rated by Standard & Poor’s and Moody’s prior to the proposed consummation date of such Offer, (B) Standard & Poor’s shall not have issued, or indicated that it will issue, a rating with respect to the Facility of SD or D and Moody’s shall not have issued, or indicated that it will issue, a rating with respect to the Facility of C, in each case with such rating to be in effect at the time of the proposed consummation date of such Offer, (C) the Borrower or such Subsidiary delivers a notice of such Offer to the Administrative Agent and all Term Loan Lenders no later than noon (New York City time) at least five Business Days in advance of a proposed consummation date of such Offer indicating (1) the last date on which such Offer may be accepted, (2) the maximum dollar amount of such Offer, (3) the repurchase price per dollar of principal amount of such Offer Loans at which the Borrower or such Subsidiary is willing to repurchase such Offer Loans and (4) the instructions, consistent with this Section 3.4 with respect to the Offer, that a Term Loan Lender must follow in order to have its Offer Loans repurchased; (D) the Borrower or such Subsidiary shall hold such Offer open for a minimum period of two Business Days; (E) a Term Loan Lender who elects to participate in the Offer may choose to sell all or part of such Term Loan Lender’s Offer Loans; and (F) such Offer shall be made to Term Loan Lenders holding the

Offer Loans on a pro rata basis in accordance with the respective principal amount then due and owing to the Term Loan Lenders; provided, further that, if any Term Loan Lender elects not to participate in the Offer, either in whole or in part, the amount of such Term Loan Lender’s Offer Loans not being tendered shall be excluded in calculating the pro rata amount applicable to the balance of such Offer Loans;

(ii) In addition to any repurchase pursuant to Section 3.4(b)(i) above, the Borrower or any Subsidiary of the Borrower may repurchase all or any portion of the Term Loans held by (x) any Lender on terms mutually acceptable to the Borrower or such Subsidiary and to such Lender or (y) any CD&R Holder pursuant to and in accordance with the provisions of the Stockholders Agreement;

(iii) With respect to all repurchases made by the Borrower or a Subsidiary of the Borrower, such repurchases shall be deemed to be voluntary prepayments pursuant to this Section 3.4 in an amount equal to the aggregate principal amount of such Term Loans, provided that such repurchases shall not be subject to the provisions of Section 3.7 and Section 3.11;

(iv) Following any repurchase by the Borrower or any Subsidiary of the Borrower pursuant to this Section 3.4, (A) all principal and accrued and unpaid interest on the Term Loans so repurchased shall be deemed to have been paid for all purposes and no longer outstanding (and may not be resold by the Borrower or such Subsidiary), for all purposes of this Agreement and all other Loan Documents, (B) the Borrower or any Subsidiary of the Borrower, as the case may be, will promptly advise the Administrative Agent of the total amount of Offer Loans that were repurchased from each Lender who elected to participate in the Offer; and (C) unless otherwise consented to by the Borrower, each Lender participating in such repurchase shall surrender to the Borrower any outstanding Notes held by it all or a portion of which are being repurchased and such Notes shall be marked “cancelled” by the Borrower; and

(v) Failure by the Borrower or a Subsidiary of the Borrower to make any payment to a Lender required by an agreement permitted by this Section 3.4(b) shall not constitute an Event of Default under Section 8.1(a).

(c) Mandatory Prepayments.

(i) If on or after the Closing Date (1) the Borrower or any of its Subsidiaries shall incur Indebtedness for borrowed money pursuant to Section 7.2(c) pursuant to a public offering or private placement or otherwise, (2) the Borrower or any other Loan Party shall make an Asset Sale pursuant to Section 7.6(i) or (3) a Recovery Event occurs, then, in each case, if and to the extent the applicable Net Cash Proceeds are not required to be applied to the payment of obligations of the Borrower or the other borrowers under the ABL Facility, the Borrower shall prepay, in accordance with this Section 3.4(c), the Term Loans in an amount equal to: (A) in the case of the incurrence of any such Indebtedness other than Subordinated Indebtedness, 100% of the Net Cash Proceeds thereof, (B) in the case of the incurrence of any such Indebtedness that is Subordinated Indebtedness, 50% of the Net Cash Proceeds thereof; and (C) in the case of any such Asset Sale or Recovery Event, 100% of the Net Cash Proceeds thereof, in each case minus any Reinvested Amounts, with such prepayment to be made no later than the Business Day following the date of receipt of any such Net Cash Proceeds except that, in the case of clause (C), if any such Net Cash Proceeds are eligible to be reinvested in accordance with the definition of the term “Reinvested Amount” in Section 1.1 and the Borrower has not elected to reinvest such proceeds (or portion thereof, as the case may be), such prepayment to be made on the earlier of (x) the date on which the certificate of a Responsible Officer of the Borrower to such effect is delivered to the Administrative Agent in accordance with such definition and (y) the last day of the period within which a certificate setting forth such election is required to be delivered in accordance with such definition).

(ii) On or before the date that is fifteen Business Days after the 90th day following the end of each fiscal year of the Borrower ending on or after October 31, 2010 (each, an “ECF Payment Date”), the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), apply toward the prepayment of the Term Loans an amount equal to (x) the ECF Percentage of (i) the Borrower’s Excess Cash Flow for the immediately preceding fiscal year minus (ii) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a), and any ABL Facility Loans prepaid to the extent accompanied by a corresponding permanent commitment reduction under the ABL Facility, in each case during such fiscal year excluding prepayments funded with proceeds from the incurrence of long-term Indebtedness, minus (y) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a), and any ABL Facility Loans prepaid to the extent accompanied by a corresponding permanent commitment reduction under the ABL Facility, in each case since the end of such fiscal year and on or prior to such ECF Payment Date, excluding prepayments funded with proceeds from the incurrence of long-term Indebtedness (in the case of this clause (y), without duplication of any amount thereof previously deducted in any calculation pursuant to this Section 3.4(c) for any prior ECF Payment Date). For the avoidance of doubt, for purposes of this Section 3.4(c), proceeds from the incurrence of long-term Indebtedness shall not be deemed to include proceeds from the incurrence of Indebtedness under the ABL Facility or any other revolving credit or working capital financing.

(iii) Nothing in this paragraph (c) shall limit the rights of the Agents and the Lenders set forth in Article VIII. Prepayments of Term Loans pursuant to this Section 3.4(c) shall be applied to reduce the remaining amortization payments in forward order of maturity.

(d) Amounts prepaid or deemed prepaid on account of Term Loans pursuant to Section 3.4(a), 3.4(b) and 3.4(c) may not be reborrowed.

(e) Notwithstanding the foregoing provisions of this Section 3.4, if at any time any prepayment of the Term Loans pursuant to Sections 3.4(a) or 3.4(c) would result, after giving effect to the procedures set forth in this Agreement, in the Borrower incurring breakage costs under Section 3.11 as a result of Eurocurrency Loans being prepaid other than on the last day of an Interest Period with respect thereto, then, the Borrower may, so long as no Default or Event of Default shall have occurred and be continuing, in its sole discretion, initially deposit a portion (up to 100%) of the amounts that otherwise would have been paid in respect of such Eurocurrency Loans with the Administrative Agent (which deposit must be equal in amount to the amount of such Eurocurrency Loans not immediately prepaid), to be held as security for the obligations of the Borrower to make such prepayment pursuant to a cash collateral agreement to be entered into on terms reasonably satisfactory to the Administrative Agent with such cash collateral to be directly applied upon the first occurrence thereafter of the last day of an Interest Period with respect to such Eurocurrency Loans (or such earlier date or dates as shall be requested by the Borrower); provided that, such unpaid Eurocurrency Loans shall continue to bear interest in accordance with Section 3.1 until such unpaid Eurocurrency Loans or the related portion of such Eurocurrency Loans have or has been prepaid.

Section 3.5  Computation of Interest and Fees.

(a) Interest (other than interest based on the Prime Rate) shall be calculated on the basis of a 360-day year for the actual days elapsed; and commitment fees and interest based on the Prime Rate shall be calculated on the basis of a 365- (or 366-day year, as the case may be) day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the affected Lenders of each determination of a Eurocurrency Rate. Any change in the interest rate on a Term Loan resulting from a change in the ABR or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the affected Lenders of the effective date and the amount of each such change in interest rate.

(b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower or any Lender, deliver to the Borrower or such Lender a statement showing in reasonable detail the calculations used by the Administrative Agent in determining any interest rate pursuant to Section 3.1, excluding any Eurocurrency Base Rate which is based upon the Telerate British Bankers Assoc. Interest Settlement Rates Page and any ABR Loan which is based upon the Prime Rate.

Section 3.6  Inability to Determine Interest Rate.

If prior to the first day of any Interest Period, the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurocurrency Rate with respect to any Eurocurrency Loan (the “Affected Rate”) for such Interest Period, the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the Lenders as soon as practicable thereafter. If such notice is given (a) any Eurocurrency Term Loans the rate of interest applicable to which is based on the Affected Rate requested to be made on the first day of such Interest Period shall be made as ABR Loans (to the extent otherwise permitted by Section 3.2) and (b) any Term Loans that were to have been converted on the first day of such Interest Period to or continued as Eurocurrency Loans the rate of interest applicable to which is based upon the Affected Rate shall be converted to or continued as ABR Loans (to the extent otherwise permitted by Section 3.2).

Section 3.7  Pro Rata Treatment and Payments.

(a) Each payment (including each prepayment but excluding purchases pursuant to Section 3.4(b)) by the Borrower on account of principal of and interest on any Term Loans shall be allocated by the Administrative Agent pro rata according to the respective outstanding principal amounts of the Term Loans then held by the respective Lenders. All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees, or otherwise, shall be made without set-off or counterclaim and shall be made prior to 1:00 P.M., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders holding the relevant Term Loan, at the Administrative Agent’s office specified in Section 10.2, in Dollars, in immediately available funds. Payments received by the Administrative Agent after such time shall be deemed to have been received on the next Business Day. The Administrative Agent shall distribute such payments to such Lenders, if any such payment is received prior to 1:00 P.M., New York City time, on a Business Day, in like funds as received prior to the end of such Business Day and otherwise the Administrative Agent shall distribute such payment to such Lenders on the next succeeding Business Day. If any payment hereunder (other than payments on the Eurocurrency Loans) becomes due and payable on a day other than a Business Day, the maturity of such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. If any payment on a Eurocurrency Loan becomes due and payable on a day other than a Business Day, the maturity of such payment shall be extended to the next succeeding Business Day (and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension) unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day.

(b) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to such Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower in respect of such borrowing a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent on demand, such amount with interest thereon at a rate equal to the daily average Federal Funds Effective Rate as quoted by the Administrative Agent for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error. If such Lender’s share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days of such Borrowing Date, (x) the Administrative Agent shall notify the Borrower of the failure of such Lender to make such amount available to the Administrative Agent and the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to ABR Loans hereunder on demand, from the Borrower and (y) then the Borrower may, without waiving or limiting any rights or remedies it may have against such Lender hereunder or under applicable law or otherwise, borrow a like amount on an unsecured basis from any commercial bank for a period ending on the date upon which such Lender does in fact make such borrowing available, provided that at the time such borrowing is made and at all times while such amount is outstanding the Borrower would be permitted to borrow such amount pursuant to Section 2.1.

Section 3.8  Illegality.

Notwithstanding any other provision herein, if the adoption of or any change in any Requirement of Law or in the interpretation or application thereof occurring after the Closing Date shall make it unlawful for any Lender to make or maintain any Eurocurrency Loans as contemplated by this Agreement (“Affected Loans”), (a) such Lender shall promptly give written notice of such circumstances to the Borrower and the Administrative Agent (which notice shall be withdrawn whenever such circumstances no longer exist), (b) the commitment of such Lender hereunder to make Affected Loans, continue Affected Loans as such and convert an ABR Loan to an Affected Loan shall forthwith be cancelled and, until such time as it shall no longer be unlawful for such Lender to make or maintain such Affected Loans, such Lender shall then have a commitment only to make an ABR Loan when an

Affected Loan is requested (to the extent otherwise permitted by Section 3.2), (c) such Lender’s Term Loans then outstanding as Affected Loans, if any, shall be converted automatically to ABR Loans on the respective last days of the then current Interest Periods with respect to such Term Loans or within such earlier period as required by law (to the extent otherwise permitted by Section 3.2) and (d) such Lender’s Term Loans then outstanding as Affected Loans, if any, not otherwise permitted to be converted to ABR Loans by Section 3.2 shall, upon notice to the Borrower, be prepaid with accrued interest thereon on the last day of the then current Interest Period with respect thereto (or such earlier date as may be required by any such Requirement of Law). If any such conversion or prepayment of an Affected Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, the Borrower shall pay to such Lender such amounts, if any, as may be required pursuant to Section 3.11.

Section 3.9  Requirements of Law.

(a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof applicable to any Lender, or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority, in each case made subsequent to the Closing Date (or, if later, the date on which such Lender becomes a Lender):

(i) shall subject such Lender to any tax of any kind whatsoever with respect to any Eurocurrency Loans made or maintained by it or its obligation to make or maintain Eurocurrency Loans, or change the basis of taxation of payments to such Lender in respect thereof in each case, except for Non-Excluded Taxes and Taxes measured by or imposed upon the net income, or franchise Taxes, or Taxes measured by or imposed upon overall capital or net worth, or branch Taxes (in the case of such capital, net worth or branch taxes, imposed in lieu of such net income Tax), of such Lender or its applicable lending office, branch, or any affiliate thereof;

(ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender which is not otherwise included in the determination of the Eurocurrency Rate hereunder; or

(iii) shall impose on such Lender any other condition (excluding any Tax of any kind whatsoever);

and the result of any of the foregoing is to increase the cost to such Lender, by an amount which such Lender deems to be material, of making, converting into, continuing or maintaining Eurocurrency Loans or to reduce any amount receivable hereunder in respect thereof, then, in any such case, upon notice to the Borrower from such Lender, through the Administrative Agent, in accordance herewith, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable with respect to such Eurocurrency Loans, provided that, in any such case, the Borrower may elect to convert the Eurocurrency Loans made by such Lender hereunder to ABR Loans (to the extent, in the case of Eurocurrency Loans, such Eurocurrency Loans are denominated in Dollars and, in all cases, to the extent such Loans are permitted by Section 3.2) by giving the Administrative Agent at least one Business Day’s notice of such election, in which case the Borrower shall promptly pay to such Lender, upon demand, without duplication, amounts theretofore required to be paid to such Lender pursuant to this Section 3.9(a) and such amounts, if any, as may be required pursuant to Section 3.11. If any Lender becomes entitled to claim any additional amounts pursuant to this Section, it shall provide prompt notice thereof to the Borrower, through the Administrative Agent, certifying (x) that one of the events described in this paragraph (a) has occurred and describing in reasonable detail the nature of such event, (y) as to the increased cost or reduced amount resulting from such event and (z) as to the additional amount demanded by such Lender and a reasonably detailed explanation of the calculation thereof. Such a certificate as to any additional amounts payable pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Borrower shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Term Loans and all other amounts payable hereunder.

(b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority, in each case, made subsequent to the Closing Date, does or shall have the effect of reducing the rate of return on such Lender’s or such corporation’s capital as a consequence of such Lender’s obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such change or compliance (taking into consideration such Lender’s or such corporation’s policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, within ten Business Days after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor certifying (x) that one of the events described in this paragraph (b) has occurred and describing in reasonable detail the nature of such event, (y) as to the reduction of the rate of return on capital resulting from such event and (z) as to the additional amount or amounts demanded by such Lender or corporation and a reasonably detailed explanation of the calculation thereof, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or corporation for such reduction. Such a certificate as to any additional amounts payable pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Borrower shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Term Loans and all other amounts payable hereunder.

(c) Notwithstanding anything to the contrary this Section 3.9, no Borrower shall be required to pay any amount with respect to any additional cost or reduction specified in paragraph (a) or paragraph (b) above, to the extent such additional cost or reduction is attributable, directly or indirectly, to the application of, compliance with or implementation of specific capital adequacy requirements or new methods of calculating capital adequacy, including any part or “pillar” (including Pillar 2), of the International Convergence of Capital Measurement Standards: a Revised Framework, published by the Basel Committee on Banking Supervision in June 2004, or any implementation, adoption (whether voluntary or compulsory) thereof, whether by an EC Directive or the FSA Integrated Prudential Sourcebook or any other law or regulation, or otherwise.

Section 3.10  Taxes.

(a) Except as provided below in this Section 3.10 or as required by law, all payments made by the Borrower and the Administrative Agent under this Agreement and the Notes shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes; provided that if any Non-Excluded Taxes are required to be withheld from any amounts payable by the Administrative Agent or the Borrower to any Agent or any Lender under this Agreement or the Notes, the amounts so payable by the Borrower shall be increased to the extent necessary to yield to such Agent or Lender (after payment of all Non-Excluded Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement; provided, however, that the Borrower shall be entitled to deduct and withhold, and shall not be required to indemnify for, any Non-Excluded Taxes, and any amounts payable by the Borrower or any Agent to, or for the account of, any Agent or any Lender shall not be increased (i) if such Agent or Lender fails to comply with the requirements of paragraph (b) or (c) of this Section 3.10 or Section 3.12 or (ii) with respect to any Non-Excluded Taxes (x) imposed in connection with the payment of any fees under this Agreement or the Notes or (y) imposed by the United States or any state or political subdivision thereof unless such Non-Excluded Taxes are imposed as a result of a Change in Tax Law applicable to such Agent or Lender, as the case may be. Whenever any Non-Excluded Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of the applicable Lender a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the applicable Agent or Lender for any incremental taxes, interest or penalties incurred by such Agent or Lender as a result of any such failure.

(b) Each Agent and each Lender that is a “United States person” (within the meaning of Section 7701(a)(30) of the Code) shall deliver to the Borrower and the Administrative Agent on or prior to the Closing Date or, in the case of an Agent or Lender that is an assignee or transferee of an interest under this Agreement pursuant to Section 10.6, on the date of such assignment or transfer to such Agent or Lender, two accurate and complete original signed copies of Internal Revenue Service Form W-9 (or successor form), in each case certifying that such Agent or Lender is a “United States person” (within the meaning of Section 7701(a)(30) of the Code) and to such Agent’s or Lender’s entitlement as of such date to a complete exemption from U.S. federal backup withholding Tax with respect to payments to be made under this Agreement and under any Note. Each Agent and each Lender that is not a

“United States person” (within the meaning of Section 7701(a)(30) of the Code) shall deliver to the Borrower and the Administrative Agent on or prior to the Closing Date or, in the case of an Agent or Lender that is an assignee or transferee of an interest under this Agreement pursuant to Section 10.6, on the date of such assignment or transfer to such Agent or Lender, (i) two accurate and complete original signed copies of Internal Revenue Service Form W-8ECI or Form W-8BEN (claiming the benefits of an income tax treaty) (or successor forms), in each case certifying to such Agent’s or Lender’s entitlement as of such date to a complete exemption from U.S. federal withholding tax with respect to payments to be made under this Agreement and under any Note, (ii) if such Agent or Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code and cannot deliver either Internal Revenue Service Form W-8ECI or Form W-8BEN (claiming the benefits of an income tax treaty) (or successor form) pursuant to clause (i) above, (x) two certificates substantially in the form of Exhibit E (any such certificate, a “U.S. Tax Compliance Certificate”) and (y) two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN (claiming the benefits of the portfolio interest exemption) (or successor form) certifying to such Agent’s or Lender’s entitlement as of such date to a complete exemption from U.S. federal withholding tax with respect to payments of interest to be made under this Agreement and under any Note or (iii) if such Agent or Lender is a non-U.S. intermediary or flow-through entity for U.S. federal income tax purposes, two accurate and complete signed copies of Internal Revenue Service Form W-8IMY (and all necessary attachments, including to the extent applicable, U.S. Tax Compliance Certificates) certifying to such Agent’s or Lender’s entitlement as of such date to a complete exemption from U.S. federal withholding tax with respect to payments to be made under this Agreement and under any Note. In addition, each Agent and Lender agrees that from time to time after the Closing Date, when the passage of time or a change in circumstances renders the previous certification obsolete or inaccurate, such Agent or Lender shall deliver to the Borrower and the Administrative Agent two new accurate and complete original signed copies of Internal Revenue Service Form W-9, Internal Revenue Service Form W-8ECI, Form W-8BEN (claiming the benefits of an income tax treaty), or Form W-8BEN (claiming the benefits of the portfolio interest exemption) and a U.S. Tax Compliance Certificate, or Form W-8IMY (with respect to a non-U.S. intermediary or flow-through entity), as the case may be, and such other forms as may be required in order to confirm or establish the entitlement of such Agent or Lender to a continued exemption from U.S. withholding tax with respect to payments under this Agreement and any Note, unless there has been a Change in Tax Law applicable to such Agent or Lender which renders all such forms inapplicable or which would prevent such Agent or Lender from duly completing and delivering any such form with respect to it, in which case such Agent or Lender shall promptly notify the Borrower and the Administrative Agent of its inability to deliver any such form.

(c) Each Agent and each Lender shall, upon request by the Borrower, deliver to the Borrower or the applicable Governmental Authority, as the case may be, any form or certificate required in order that any payment made under this Agreement or any Note to such Agent or Lender may be made free and clear of, and without deduction or withholding for or on account of any Taxes (or to allow any such deduction or withholding to be made at a reduced rate), provided that such Agent or Lender is legally entitled to complete, execute and deliver such form or certificate. Each Person that shall become a Lender or a Participant pursuant to Section 10.6 shall, upon the effectiveness of the related transfer, be required to provide all of the forms, certifications and statements pursuant to this Section 3.10, provided that in the case of a Participant the obligations of such Participant pursuant to paragraph (b) or (c) of this Section 3.10 shall be determined as if such Participant were a Lender except that such Participant shall furnish all such required forms, certifications and statements to the Lender from which the related participation shall have been purchased.

(d) The provisions in this Section 3.10 shall survive the termination of this Agreement and the payment of the Notes and all amounts payable hereunder.

Section 3.11  Indemnity.

The Borrower agrees to indemnify each Lender and to hold each such Lender harmless from any loss or expense which such Lender may sustain or incur (other than through such Lender’s gross negligence or willful misconduct) as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurocurrency Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment or conversion of Eurocurrency Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a payment or prepayment of Eurocurrency Loans or the conversion of Eurocurrency

Loans on a day which is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest which would have accrued on the amount so prepaid, or converted, or not so borrowed, converted or continued, for the period from the date of such prepayment or conversion or of such failure to borrow, convert or continue to the last day of the applicable Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Eurocurrency Loans, as applicable, provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) which would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurocurrency market. If any Lender becomes entitled to claim any amounts under the indemnity contained in this Section 3.11, it shall provide prompt notice thereof to the Borrower, through the Administrative Agent, certifying (x) that one of the events described in clause (a), (b) or (c) has occurred and describing in reasonable detail the nature of such event, (y) as to the loss or expense sustained or incurred by such Lender as a consequence thereof and (z) as to the amount for which such Lender seeks indemnification hereunder and a reasonably detailed explanation of the calculation thereof. Such a certificate as to any indemnification pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Borrower shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Term Loans and all other amounts payable hereunder.

Section 3.12  Certain Rules Relating to the Payment of Additional Amounts.

(a) Upon the request, and at the expense of the Borrower, each Lender to which the Borrower is required to make a payment pursuant to Section 3.9 and Section 3.10, and any Participant in respect of whose participation such payment is required, shall reasonably afford the Borrower the opportunity to contest, and reasonably cooperate with the Borrower in contesting, the imposition of any such Tax giving rise to such payment; provided that (i) such Lender shall not be required to afford the Borrower the opportunity to so contest unless the Borrower shall have confirmed in writing to such Lender its obligation to make such payment pursuant to this Agreement and (ii) the Borrower shall reimburse such Lender for its reasonable attorneys’ and accountants’ fees and disbursements incurred in so cooperating with the Borrower in contesting the imposition of such Tax; provided, however, that notwithstanding the foregoing no Lender shall be required to afford the Borrower the opportunity to contest, or cooperate with the Borrower in contesting, the imposition of any such Taxes, if such Lender in its sole discretion in good faith determines that to do so would have an adverse effect on it.

(b) If a Lender changes its applicable lending office (other than (i) pursuant to paragraph (c) below or (ii) after an Event of Default under Sections 8.1(a) or 8.1(f) has occurred and is continuing) and the effect of such change, as of the date of such change, would be to cause the Borrower to become obligated to make any payment under Section 3.9 or Section 3.10, the Borrower shall not be obligated to make such payment.

(c) If a condition or an event occurs which would, or would upon the passage of time or giving of notice, result in the payment of any amount to or on behalf of any Lender by the Borrower pursuant to Section 3.9 or Section 3.10, such Lender shall promptly notify the Borrower and the Administrative Agent and shall take such steps as may reasonably be available to it to mitigate the effects of such condition or event (which shall include efforts to rebook the Term Loans held by such Lender at another lending office, or through another branch or an affiliate, of such Lender); provided that such Lender shall not be required to take any step that, in its reasonable judgment, would be materially disadvantageous to its business or operations or would require it to incur additional costs (unless the Borrower agrees to reimburse such Lender for the reasonable incremental out-of-pocket costs thereof).

(d) If the Borrower shall become obligated to make any payment under Section 3.9 or Section 3.10 and any affected Lender shall not have promptly taken steps necessary to avoid the need for payments under Section 3.9 or Section 3.10, the Borrower shall have the right, for so long as such obligation remains, (i) with the assistance of the Administrative Agent, to seek one or more substitute Lenders reasonably satisfactory to the Administrative Agent and the Borrower to purchase the affected Term Loan, in whole or in part, at an aggregate price no less than such Term Loan’s principal amount plus accrued interest, and assume the affected obligations under this Agreement, or (ii) so long as no Default or Event of Default then exists or will exist immediately after giving effect to the respective prepayment, upon at least four Business Days’ irrevocable notice to the Administrative Agent, to prepay the affected Term Loan, in whole or in part, subject to Section 3.11, without premium or penalty. In the case of the substitution of a Lender, the Borrower, the Administrative Agent, the affected Lender, and any substitute Lender shall execute and deliver an appropriately completed Assignment and Acceptance pursuant to Section 10.6(b) to effect the assignment of rights to, and the assumption of obligations by, the substitute Lender; provided that any fees required to be paid by Section 10.6(b) in connection with such assignment shall be paid by the Borrower or the substitute Lender. In connection with any such substitution under this Section 3.12(d), if the affected Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Acceptance and/or any other documentation necessary to reflect such substitution within a period of time deemed reasonable by the Administrative Agent after the later of (a) the date on which the substitute Lender executes and delivers such Assignment and Acceptance and/or such other documentation and (b) the date as of which all obligations of the Borrower owing to the affected Lender relating to the Term Loans and participations so assigned shall be paid in full by the substitute Lender to such affected Lender, then such affected Lender shall be deemed to have executed and delivered such Assignment and Acceptance and/or such other documentation as of such date and the Borrower shall be entitled (but not obligated) to execute and deliver such Assignment and Acceptance and/or such other documentation on behalf of such affected Lender. In the case of a prepayment of an affected Term Loan, the amount specified in the notice shall be due and payable on the date specified therein, together with any accrued interest to such date on the amount prepaid. In the case of each of the substitution of a Lender and of the prepayment of an affected Term Loan, the Borrower shall first pay the affected Lender any additional amounts owing under Section 3.9 and Section 3.10 (as well as any commitment fees and other amounts then due and owing to such Lender, including any amounts under Section 3.11) prior to such substitution or prepayment.

(e) If any Agent or any Lender receives a refund directly attributable to Taxes for which the Borrower has made a payment under Section 3.9 or Section 3.10, such Agent or such Lender, as the case may be, shall promptly pay such refund (together with any interest with respect thereto received from the relevant taxing authority, but net of any reasonable cost incurred in connection therewith) to the Borrower; provided, however, that the Borrower agrees promptly to return such refund (together with any interest with respect thereto due to the relevant taxing authority) (free of all Non-Excluded Taxes) to such Agent or the applicable Lender, as the case may be, upon receipt of a notice that such refund is required to be repaid to the relevant taxing authority.

(f) The obligations of any Agent, Lender or Participant under this Section 3.12 shall survive the termination of this Agreement and the payment of the Term Loans and all amounts payable hereunder.

Section 3.13  Further Actions On or Prior to Closing.

(a) Effective as of the Closing Date, without further action by any party thereto, the Original Security Agreement and other Original Security Documents and the Liens created thereby shall terminate and be of no further force or effect. On the Closing Date, the Administrative Agent and the Collateral Agent, as applicable, shall take all actions necessary or reasonably requested by the Borrower to carry out and effectuate the release of all Original Collateral from the Liens created thereby; all rights to the Original Collateral thereunder shall revert to the Obligors (as defined in the Original Security Agreement) and the Administrative Agent shall execute and deliver to the Obligors such documents (including UCC termination statements) as such Obligors shall have reasonably requested to evidence such termination.6

(b) [Subject to Section 6.10, on or prior to the Closing Date, (i) the Administrative Agent and the Borrower or its Subsidiaries shall amend and restate each of the Existing Mortgages listed on Schedule 3.13(b)(1) into substantially the form set forth in Exhibit C or as shall otherwise be reasonably acceptable to the Borrower and the Administrative Agent and (ii) the Administrative Agent shall release the Mortgagor or Grantor, as applicable (as defined in such Existing Mortgage) from the Lien of each Existing Mortgage listed on Schedule 3.13(b)(2) and the Administrative Agent shall execute and deliver to the Mortgagor or Grantor, as applicable, such documents as such Mortgagor or Grantor, as applicable shall have reasonably requested to evidence such release, which documents shall, among other things, be in form acceptable for recording in the applicable land records.]

6 Separate subsidiary guarantor signature pages to be attached acknowledging consent and agreement of each subsidiary guarantor to this provision.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES7

The Borrower hereby represents and warrants as of the Closing Date that:

Section 4.1  Financial Condition.

(a) (i) The audited consolidated balance sheets of the Borrower and its consolidated Subsidiaries for the fiscal years ended October 29, 2006, October 28, 2007 and November 2, 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years ended on such dates and (ii) the unaudited consolidated financial statements of the Borrower and its Subsidiaries for the fiscal quarter period ending on [          ]8, together with the related consolidated statements of income or operations, equity and cash flows for such fiscal quarter period ending on such date in each case were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, present fairly, in all material respects, the consolidated financial condition as at such date, and the consolidated results of operations and consolidated cash flows for the respective fiscal years then ended, of the Borrower and its consolidated Subsidiaries.

(b) The pro forma balance sheet and statements of operations of the Borrower and its consolidated Subsidiaries, copies of which have heretofore been furnished to each Lender, are the balance sheet and statements of operations of the Borrower and its consolidated Subsidiaries as of [          ], adjusted to give effect (as if such events had occurred on such date for purposes of the balance sheet and on [          ] for purposes of the statement of operations), to the initial borrowings and the other transactions contemplated to occur on the Closing Date.

(c) As of the Closing Date, except as set forth in Schedule [          ] to the Investment Agreement as in existence as of [          ], no fact, event, change or circumstances shall have occurred since the date of the Investment Agreement that has had or would be reasonably likely to have a Material Adverse Effect; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent resulting from the following: (A) any change, development, occurrence or event affecting the businesses or industries in which the Borrower and its Subsidiaries operate (including general pricing changes), (B) changes in general domestic economic conditions, including changes in the financial, securities or credit markets, or changes in such conditions in any area in which the Borrower or its Subsidiaries operate, (C) changes in global or national political conditions (including any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism), (D) the announcement of this Agreement and the other Loan Documents, the Investment Agreement and the ABL Facility Documents and the transactions contemplated hereby and thereby, (E) the failure of the Borrower to meet any internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect on the Borrower) or (F) any change in the trading prices of the Capital Stock on the New York Stock Exchange or of the Convertible Notes (provided that the underlying causes of such change may be considered in determining whether there is a Material Adverse Effect on the Borrower); except, with respect to clauses (A), (B), or (C), to the extent that the effects of such changes have a disproportionate impact on the Borrower and its Subsidiaries, taken as a whole, relative to other businesses supplying to the non-residential construction industry.

(d) As of the Closing Date, after giving effect to the consummation of the Transactions, the Borrower is Solvent.

Section 4.2  Existence; Compliance with Law.

Each of the Loan Parties (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (b) has the corporate or other organizational power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, except to the extent that the failure to have such legal right would not be reasonably expected to have a Material Adverse Effect, (c) is duly qualified and in good standing under the laws of each

7 Conforming changes to be made upon finalization of the Investment Agreement.
8 Insert end date of most recent fiscal quarter for which financial statements are available.

jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing would not be reasonably expected to have a Material Adverse Effect and (d) is in compliance with all Requirements of Law, except to the extent that the failure to comply therewith would not, in the aggregate, be reasonably expected to have a Material Adverse Effect.

Section 4.3  Power; Authorization; Enforceable Obligations.

Each Loan Party has the corporate or other organizational power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party, and each such Loan Party has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party on the terms and conditions of this Agreement and any Notes. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of any Loan Party in connection with the execution, delivery, performance, validity or enforceability of the Loan Documents to which it is a party, except for (a) consents, authorizations, notices and filings which have been obtained or made prior to the Closing Date, (b) filings to perfect the Liens created by the Security Documents and (c) consents, authorizations, notices and filings which the failure to obtain or make would not reasonably be expected to have a Material Adverse Effect. This Agreement has been duly executed and delivered by the Borrower, and each other Loan Document to which any Loan Party is a party will be duly executed and delivered on behalf of such Loan Party. This Agreement constitutes a legal, valid and binding obligation of the Borrower and each other Loan Document to which any Loan Party is a party when executed and delivered will constitute a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, except as enforceability may be limited by applicable domestic or foreign bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

Section 4.4  No Legal Bar.

The execution, delivery and performance of the Loan Documents by any of the Loan Parties, the Extensions of Credit hereunder and the use of the proceeds thereof (a) will not violate any Requirement of Law or Contractual Obligation of such Loan Party in any respect that would reasonably be expected to have a Material Adverse Effect and (b) will not result in, or require, the creation or imposition of any Lien (other than the Liens permitted by Section 7.3) on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation.

Section 4.5  No Material Litigation.

No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against the Borrower or any of its Subsidiaries or against any of their respective properties or revenues, (a) except as described on Schedule 4.5, which is so pending or threatened at any time on or prior to the Closing Date and relates to any of the Loan Documents or any of the transactions contemplated thereby or (b) which would be reasonably expected to have a Material Adverse Effect.

Section 4.6  Ownership of Property; Liens.

Each of the Borrower and its Subsidiaries has good title in fee simple to all its Mortgaged Property, and good title to, or a valid leasehold interest in, all its other material property, and none of such property is subject to any Lien, except for Liens permitted by Section 7.3.

Section 4.7  Intellectual Property.

The Borrower and each of its Subsidiaries owns, or has the legal right to use, all United States and foreign patents, patent applications, trademarks, trademark applications, trade names, copyrights, technology, know-how and processes necessary for each of them to conduct its business as currently conducted (the “Intellectual Property”) except for those the failure to own or have such legal right to use would not be reasonably expected to have a Material Adverse Effect. Except as provided in Schedule 4.7, no claim has been asserted and is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Borrower know of any such claim, and, to the knowledge of the Borrower, the use of such Intellectual Property by the Borrower and its Subsidiaries does not infringe on the rights of any Person, except for such claims and infringements which in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

Section 4.8  No Burdensome Restrictions.

Neither the Borrower nor any of its Subsidiaries is in violation of any Requirement of Law or Contractual Obligation of or applicable to the Borrower or any of its Subsidiaries that would be reasonably expected to have a Material Adverse Effect.

Section 4.9  Taxes.

To the knowledge of the Borrower, each of the Borrower and its Subsidiaries has filed or caused to be filed all United States federal income tax returns and all other material tax returns that are required to be filed by it and has paid (a) all taxes shown to be due and payable on such returns and (b) all taxes (other than taxes on real property) shown to be due and payable on any assessments of which it has received notice made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority, and no tax lien has been filed, and no claim is being asserted, with respect to any such tax, fee or other charge (in each case under this Section 4.9, excluding any (i) taxes, fees or other charges with respect to which the failure to pay, in the aggregate, would not have a Material Adverse Effect and (ii) taxes, fees or other charges the amount or validity of which are currently being contested in good faith by appropriate proceedings diligently conducted and with respect to which reserves in conformity with GAAP have been provided on the books of the Borrower or any of its Subsidiaries, as the case may be).

Section 4.10  Federal Regulations.

No part of the proceeds of any Extensions of Credit will be used for any purpose which violates the provisions of the Regulations of the Board, including without limitation, Regulation T, Regulation U or Regulation X of the Board. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, referred to in said Regulation U.

Section 4.11  ERISA.

During the five year period prior to each date as of which this representation is made, or deemed made, with respect to any Plan (or, with respect to (f) or (h) below, as of the date such representation is made or deemed made), none of the following events or conditions, either individually or in the aggregate, has resulted or is reasonably likely to result in a Material Adverse Effect: (a) a Reportable Event; (b) an “accumulated funding deficiency” (within the meaning of Section 412 of the Code or Section 302 of ERISA); (c) any noncompliance with the applicable provisions of ERISA or the Code; (d) a termination of a Single Employer Plan (other than a standard termination pursuant to Section 4041(b) of ERISA); (e) a Lien on the property of the Borrower or its Subsidiaries in favor of the PBGC or a Plan; (f) any Underfunding with respect to any Single Employer Plan; (g) a complete or partial withdrawal from any Multiemployer Plan by the Borrower or any Commonly Controlled Entity; (h) any liability of the Borrower or any Commonly Controlled Entity under ERISA if the Borrower or any such Commonly Controlled Entity were to withdraw completely from all Multiemployer Plans as of the annual valuation date most closely preceding the date on which this representation is made or deemed made; (i) the Reorganization or Insolvency of any Multiemployer Plan; or (j) any transactions that resulted or could reasonably be expected to result in any liability to the Borrower or any Commonly Controlled Entity under Section 4069 of ERISA or Section 4212(c) of ERISA.

Section 4.12  Collateral.  Upon execution and delivery thereof by the parties thereto, the Guarantee and Collateral Agreement and the Mortgages will be effective to create (to the extent described therein) in favor of the Collateral Agent for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein, except as may be limited by applicable domestic or foreign bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. When (a) the actions specified in Schedule 3 to the Guarantee and Collateral Agreement have been duly taken, (b) all applicable Instruments, Chattel Paper and Documents (each as described therein) a security interest in which is perfected by possession have been delivered to, and/or are in the continued possession of, the Collateral Agent or the agent under the ABL Facility (to be held for the benefit of the Lenders and the lenders under the ABL Facility pursuant to the terms of the Intercreditor Agreement), (c) all Deposit Accounts, Electronic Chattel Paper and Pledged Stock (each as defined in the Guarantee and Collateral Agreement) a security interest in which is required to be or is perfected by “control” (as described in the UCC from time to time) are under the “control” of the Collateral Agent or the Administrative Agent, as agent for the Collateral Agent and as directed by the Collateral Agent and (d) the Mortgages have been duly recorded, the security interests granted pursuant thereto shall constitute (to the extent described therein) a perfected security interest in all right, title and interest of each pledgor or mortgagor (as applicable) party thereto in the Collateral described therein (excluding Commercial Tort Claims, as defined in the Guarantee and Collateral Agreement, other than such Commercial Tort Claims set forth on Schedule 7 thereto (if any)) with respect to such pledgor or mortgagor (as applicable). Notwithstanding any other provision of this Agreement, capitalized terms which are used in this Section 4.12 and not defined in this Agreement are so used as defined in the applicable Security Document. Notwithstanding the foregoing or any other provision of any Loan Document, it is understood and agreed that the Collateral shall be “as is, where is,” and that such liens and security interests in favor of the Collateral Agent for the benefit of the Lenders with respect thereto shall be subject in all respects to all existing Liens, security interests, title imperfections and defects, and other defects and impairments of any nature whatsoever.

Section 4.13  Investment Company Act; Other Regulations.

The Borrower is not an “investment company,” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act. The Borrower is not subject to regulation under any Federal or State statute or regulation (other than Regulation X of the Board) which limits its ability to incur Indebtedness as contemplated hereby.

Section 4.14  Subsidiaries.

Schedule 4.14 sets forth all the Subsidiaries of the Borrower at the Closing Date, the jurisdiction of their incorporation and the direct or indirect ownership interest of the Borrower therein.

Section 4.15  Environmental Matters.

Other than as disclosed on Schedule 4.15 or exceptions to any of the following that would not, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Effect:

(i) The Borrower and its Subsidiaries: (i) are, and within the period of all applicable statutes of limitation have been, in compliance with all applicable Environmental Laws; (ii) hold all Environmental Permits (each of which is in full force and effect) required for any of their current operations or for any property owned, leased, or otherwise operated by any of them and reasonably expect to timely obtain without material expense all such Environmental Permits required for planned operations; (iii) are, and within the period of all applicable statutes of limitation have been, in compliance with all of their Environmental Permits; and (iv) believe they will be able to maintain compliance with Environmental Laws, including any reasonably foreseeable future requirements thereto.

(ii) Materials of Environmental Concern have not been transported, disposed of, emitted, discharged, or otherwise released or threatened to be released, to or at any real property presently or formerly owned, leased or operated by the Borrower or any of its Subsidiaries or at any other location, which would reasonably be expected to (i) give rise to liability or other Environmental Costs of the Borrower or any of its Subsidiaries under any applicable Environmental Law, or (ii) interfere with the Borrower’s planned or continued operations, or (iii) impair the fair saleable value of any real property owned by the Borrower or any of its Subsidiaries that is part of the Collateral.

(iii) There is no judicial, administrative, or arbitral proceeding (including any notice of violation or alleged violation) under any Environmental Law to which the Borrower or any of its Subsidiaries is, or to the knowledge of the Borrower or any of its Subsidiaries is reasonably likely to be, named as a party that is pending or, to the knowledge of the Borrower or any of its Subsidiaries, threatened.

(iv) Neither the Borrower nor any of its Subsidiaries has received any written request for information, or been notified that it is a potentially responsible party, under the federal Comprehensive Environmental Response, Compensation, and Liability Act or any similar Environmental Law, or received any other written request for information from any Governmental Authority with respect to any Materials of Environmental Concern.

(v) Neither the Borrower nor any of its Subsidiaries has entered into or agreed to any consent decree, order, or settlement or other agreement, nor is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum, relating to compliance with or liability under any Environmental Law.

Section 4.16  No Material Misstatements.

The written information, reports, financial statements, exhibits and schedules furnished by or on behalf of the Borrower to the Administrative Agent and the Lenders in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, taken as a whole, did not contain as of the Closing Date any material misstatement of fact and did not omit to state as of the Closing Date any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading in their presentation of the Borrower and its Subsidiaries taken as a whole. It is understood that (a) no representation or warranty is made concerning the forecasts, estimates, pro forma information, projections and statements as to anticipated future performance or conditions, and the assumptions on which they were based, contained in any such information, reports, financial statements, exhibits or schedules, except that as of the date such forecasts, estimates, pro forma information, projections and statements were generated, (i) such forecasts, estimates, pro forma information, projections and statements were based on the good faith assumptions of the management of the Borrower and (ii) such assumptions were believed by such management to be reasonable and (b) such forecasts, estimates, pro forma information and statements, and the assumptions on which they were based, may or may not prove to be correct.

Section 4.17  Labor Matters.

There are no strikes pending or, to the knowledge of the Borrower, reasonably expected to be commenced against the Borrower or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. The hours worked and payments made to employees of the Borrower and each of its Subsidiaries have not been in violation of any applicable laws, rules or regulations, except where such violations would not reasonably be expected to have a Material Adverse Effect.

Section 4.18  Insurance.

Schedule 4.18 sets forth a complete and correct listing of all insurance that is (a) maintained by the Loan Parties and (b) material to the business and operations of the Borrower and its Subsidiaries taken as a whole with the amounts insured (and any deductibles) set forth therein.

Section 4.19  Anti-Terrorism.

As of the Closing Date, the Borrower and its Subsidiaries are in compliance with the Uniting and Strengthening of America by Providing the Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, except as would not reasonably be expected to have a Material Adverse Effect.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.1  Conditions to Effectiveness of this Agreement.

This Agreement shall become effective on the date on which the following conditions precedent shall have been satisfied or waived (the “Closing Date”):

(a) Loan Documents

The Administrative Agent shall have received the following Loan Documents, executed and delivered as required below, with, in the case of clause (i), a copy for each Lender:

(i) this Agreement, executed and delivered by a duly authorized officer of the Borrower;

(ii) the Guarantee and Collateral Agreement, executed and delivered by a duly authorized officer of the Borrower and each material Wholly Owned Domestic Subsidiary; and

(iii) the Intercreditor Agreement, executed and delivered by a duly authorized officer of each party thereto.

(b) Transactions

The following collectively are referred to herein as the “Transactions”:

(i) The Administrative Agent shall receive, substantially concurrently with the satisfaction of the other conditions precedent set forth in this Section 5.1, evidence reasonably satisfactory to it, that the Borrower shall have received gross cash proceeds from the issuance of shares of Preferred Stock in accordance with the terms and conditions of the Investment Agreement;

(ii) The Administrative Agent shall receive, substantially concurrently with the satisfaction of the other conditions precedent set forth in this Section 5.1, evidence reasonably satisfactory to it that the Borrower shall have obtained the ABL Facility with not less than $125,000,000 of commitments thereunder as of the Closing Date;

(iii) The Lenders shall receive, substantially currently with the satisfaction of the other conditions precedent set forth in this Section 5.1, prepayment of no less than, in the aggregate, approximately $143,000,000 principal amount of the Term Loans outstanding under the Original Credit Agreement, together with all accrued and unpaid interest thereon (the “Term Loan Prepayment”);

(iv) The Administrative Agent shall receive, substantially concurrently with the satisfaction of the other conditions precedent set forth in this Section 5.1, evidence reasonably satisfactory to it, that the Borrower shall have accepted for redemption the tender of Convertible Notes in principal amount of not less than [          ]; and

(v) On the Closing Date, the Administrative Agent shall have received complete and correct copies of the ABL Facility Agreement and the Investment Agreement, certified as such by an appropriate officer of the Borrower.

(c) After giving effect to the consummation of the Investment, the Borrower and its subsidiaries shall have no outstanding Indebtedness held by third parties, except for Indebtedness under the Facility and any Assumed Indebtedness. All material terms and conditions of any Unscheduled Assumed Indebtedness shall be reasonably satisfactory to the Required Lenders. Any other existing Indebtedness, other than any such Unscheduled Assumed Indebtedness, shall have been repaid, defeased or otherwise discharged substantially concurrently with or prior to the satisfaction of the other conditions precedent set forth in this Section 5.1.

(d) The Lenders shall have received (i) annual projections of the operating budget and cash flow budget (including related consolidated balance sheets, income statements and statements of cash flows) of the Borrower and its Subsidiaries prepared on a quarterly basis though the first four complete fiscal quarters after the Closing Date and thereafter on an annual basis through the fiscal year ended 2013 and (ii) a opening pro forma balance sheet for

the Borrower and its Subsidiaries as of [          ]9 adjusted to give effect to the Transactions and the other transactions related thereto.

(e) The applicable waiting periods specified under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the transactions contemplated by the Investment Agreement shall have lapsed or been terminated and all other consents or approvals from the boards of directors, shareholders and other corporate governing bodies, applicable third parties and any other Governmental Authority required to consummate the Transactions, the failure of which to obtain would have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries, taken as a whole, shall have been obtained. At the Closing Date, there shall be no law, regulation, injunction, re-straining order or decree of any Governmental Authority that is in effect that restrains or prohibits, or imposes materially adverse conditions upon, the consummation of the transactions contemplated by this Agreement or any of the other Transactions.

(f) The Administrative Agent shall have received the following executed legal opinions:

[To come.]

(g) The Administrative Agent shall have obtained a valid, perfected security interest in the Collateral (to the extent provided in the Loan Documents); and all documents, instruments, filings, recordations and searches (consisting solely of Mortgages, surveys, appraisals and flood hazard certificates and related opinions of local counsel in the case of the Mortgaged Property of the Loan Parties that constitutes Collateral) reasonably necessary in connection with the perfection and, in the case of the filings with the U.S. Patent and Trademark Office and the U.S. Copyright Office, protection of such security interests shall have been executed and delivered or made or, in the case any UCC filings, written authorization to make such UCC filings shall have been delivered to the Administrative Agent; provided that with respect to any such Collateral the security interest in which may not be perfected by possession or the filing of a UCC financing statement or (in the case of foreign collateral) by making a similar filing in a foreign jurisdiction or by making a filing with the U.S. Patent and Trademark Office or the U.S. Copyright Office, if perfection of the Administrative Agent’s security interest in such Collateral may not be accomplished on the Closing Date using commercially reasonable efforts, then delivery of documents and instruments for perfection of such security interest shall not constitute a condition precedent to the Closing Date, and Section 6.10 shall govern the delivery thereof after the Closing Date. Notwithstanding the foregoing, it is understand and agreed that the Collateral shall be “as is, where is,” and that such liens and security interests in favor of the Collateral Agent for the benefit of the Lenders with respect thereto shall be subject in all respects to all existing Liens, security interests, title imperfections and defects, and other defects and impairments of any nature whatsoever. The delivery requirements set forth in this Section 5.1(g) shall be a delivery requirement only and not a requirement with respect to condition or value.

(h) The Collateral Agent shall have received the certificates, if any, representing the Pledged Stock under (and as defined in) the Guarantee and Collateral Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof.

(i) The Collateral Agent shall have received in respect of each of the Insured Fee Properties an irrevocable written commitment to issue a mortgagee’s title policy (or policies) or marked up unconditional binder for such insurance dated the Closing Date. Each such policy shall (i) be in the amount set forth with respect to such policy in Part I of Schedule 5.1(i); [(ii) insure that the Mortgage insured thereby creates a valid Lien on the Mortgaged Property;] (iii) name the Collateral Agent for the benefit of the Lenders as the insured thereunder; [(iv) be in the form of an ALTA Loan Policy; (v) contain such endorsements and affirmative coverage as were contained in the ALTA Loan Policy listed with respect to such policy in Part II of Schedule 5.1(i); and (vi) be issued by [          ] or any other title companies reasonably satisfactory to the Collateral Agent (with any other reasonably satisfactory title companies acting as co-insurers or reinsurers, at the option of the Collateral Agent)]. The Collateral Agent shall have received evidence reasonably satisfactory to it that all premiums in respect of each such policy, and all charges for mortgage recording tax, if any, have been paid or other reasonably satisfactory arrangements have

9 Insert the last day of the fiscal quarter most recently ended prior to the Closing Date for which financial statements have been required to have been delivered pursuant to the Original Credit Agreement.

been made. The Collateral Agent shall have also received a copy of all recorded documents referred to, or listed as exceptions to title in, the title policy or policies referred to in this Section and a copy, certified by such parties as the Collateral Agent may deem reasonably appropriate, of all other documents affecting the property covered by each Mortgage as shall have been reasonably requested by the Collateral Agent. The delivery requirements set forth in this Section 5.1(i) shall be a delivery requirement only and not a requirement with respect to condition or value; provided that if delivery of the foregoing items may not be accomplished on the Closing Date using commercially reasonable efforts, then delivery of the foregoing items shall not constitute a condition precedent to the Closing Date, and Section 6.10 shall govern the delivery thereof after the Closing Date.

(j) The Agents and the Lenders shall have received all fees and expenses required to be paid or delivered by the Borrower to them on or prior to the Closing Date.

(k) The Administrative Agent shall have received a copy of the resolutions, in form and substance reasonably satisfactory to the Administrative Agent, of the board of directors of each Loan Party authorizing, as applicable, (i) the execution, delivery and performance of this Agreement, any Notes and the other Loan Documents to which it is or will be a party as of the Closing Date, and (ii) the granting by it of the Liens to be created pursuant to the Security Documents to which it will be a party as of the Closing Date, certified by the Secretary or an Assistant Secretary of such Loan Party as of the Closing Date, which certificate shall be in form and substance reasonably satisfactory to the Administrative Agent and shall state that the resolutions thereby certified have not been amended, modified (except as any later such resolution may modify any earlier such resolution), revoked or rescinded and are in full force and effect.

(l) The Administrative Agent shall have received a certificate of each Loan Party, dated the Closing Date, as to the incumbency and signature of the officers of such Loan Party executing any Loan Document, reasonably satisfactory in form and substance to the Administrative Agent executed by a Responsible Officer and the Secretary or any Assistant Secretary of such Loan Party.

(m) The Administrative Agent shall have received copies of the certificate or articles of incorporation and by-laws (or other similar governing documents serving the same purpose) of each Loan Party, certified as of the Closing Date as complete and correct copies thereof by the Secretary or an Assistant Secretary of such Loan Party with accompanying good standing certificates issued by the secretary of the state of incorporation or organization of each Loan Party.

(n) The Borrower shall have used reasonable best efforts to ensure that the Administrative Agent shall have received evidence in form and substance reasonably satisfactory to it that all of the requirements of Section 6.5 of this Agreement and [Section 5.2.2]10 of the Guarantee and Collateral Agreement shall have been satisfied. The Borrower shall have caused the Administrative Agent and the other Secured Parties to have been named as additional insureds with respect to liability policies and the Collateral Agent to have been named as loss payee with respect to the casualty insurance maintained by the Borrower and the Guarantors.

(o) Except as set forth in Schedule [     ] to the Investment Agreement as in existence as of [     ], no fact, event, change or circumstances shall have occurred since the date of the Investment Agreement that has had or would be reasonably likely to have a Material Adverse Effect; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent resulting from the following: (A) any change, development, occurrence or event affecting the businesses or industries in which the Borrower and its Subsidiaries operate (including general pricing changes), (B) changes in general domestic economic conditions, including changes in the financial, securities or credit markets, or changes in such conditions in any area in which the Borrower or its Subsidiaries operate, (C) changes in global or national political conditions (including any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism), (D) the announcement of this Agreement and the other Loan Documents, the Investment Agreement and the ABL Facility Documents and the transactions contemplated hereby and thereby, (E) the failure of the Borrower to meet any internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such

10 The GCA will provide that the Borrower or Guarantor, as applicable, shall maintain insurance as required by Section 6.5, and shall furnish to the Collateral Agent, upon written request, information in reasonable detail as to the insurance carried.

failure may be considered in determining whether there is a Material Adverse Effect on the Borrower) or (F) any change in the trading prices of the Capital Stock on the New York Stock Exchange or of the Convertible Notes (provided that the underlying causes of such change may be considered in determining whether there is a Material Adverse Effect on the Borrower); except, with respect to clauses (A), (B), or (C), to the extent that the effects of such changes have a disproportionate impact on the Borrower and its Subsidiaries, taken as a whole, relative to other businesses supplying to the non-residential construction industry.

(p) There shall not exist (pro forma for the Transactions) any Default or Event of Default under this Agreement after giving effect to the effectiveness hereof on the Closing Date; provided that any Default or Event of Default that would otherwise result from the failure to provide any guarantee or collateral on the Closing Date after the use of commercially reasonable efforts by the Borrower or any of its Subsidiaries to do so shall in each case not constitute a Default or Event of Default for purposes of this Agreement.

(q) The Borrower shall have used its reasonable best efforts to have the Facility rated by Standard & Poor’s and Moody’s.

(r) There shall be no bankruptcy or insolvency proceeding pending with respect to the Borrower or its Subsidiaries, and there shall be no material litigation pending or to the knowledge of the Borrower threatened that would reasonably be expected to have a Material Adverse Effect.

(s) The Administrative Agent shall have received a certificate of the chief financial officer of the Borrower certifying the Solvency of the Borrower in customary form reasonably satisfactory to the Administrative Agent.

(t) All representations and warranties shall be true and correct in all material respects on and as of the date of the Equity Investment (although any representations and warranties which expressly relate to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to the application of the proceeds therefrom, as though made on and as of such date.

The receipt and acceptance of the Term Loan Prepayment by the Lenders hereunder shall conclusively be deemed to constitute an acknowledgement by the Administrative Agent and each Lender that each of the conditions precedent set forth in this Section 5.1 shall have been satisfied in accordance with its respective terms or shall have been irrevocably waived by such Person.

Section 5.2  Conditions to Each Future Extension of Credit.

The agreement of each Lender or Additional Committing Lender to make any Extension of Credit requested to be made by it on any date after the Closing Date is subject to the satisfaction or waiver of the following conditions precedent:

(a) Representations and Warranties.  Each of the representations and warranties made by any Loan Party pursuant to this Agreement or any other Loan Document (or in any amendment, modification or supplement hereto or thereto) to which it is a party, and each of the representations and warranties contained in any certificate furnished at any time by or on behalf of any Loan Party pursuant to this Agreement or any other Loan Document shall, except to the extent that they relate to a particular date, be true and correct in all material respects on and as of such date as if made on and as of such date.

(b) No Default.  No Default or Event of Default shall have occurred and be continuing on such date after giving effect to the Extensions of Credit requested to be made on such date.

(c) Borrowing Notice.  With respect to any Borrowing, the Administrative Agent shall have received a notice of such Borrowing (which notice must be received by the Administrative Agent prior to 12:30 P.M., New York City time) at least three Business Days prior to the date of Borrowing (such date, the “Borrowing Date”) specifying the amount to be borrowed.

Each borrowing of Term Loans by the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such borrowing or such issuance that the conditions contained in this Section 5.2 have been satisfied.

ARTICLE VI

AFFIRMATIVE COVENANTS

The Borrower hereby agrees that, from and after the Closing Date and thereafter until payment in full of the Term Loans and any other amount then due and owing to any Lender or any Agent hereunder and under any Note, the Borrower shall and (except in the case of delivery of financial information, reports and notices) shall cause each of its Subsidiaries to:

Section 6.1  Financial Statements.

Furnish to the Administrative Agent for delivery to each Lender (and the Administrative Agent agrees to make and so deliver such copies):

(a) as soon as available, but in any event not later than the fifth Business Day after the 90th day following the end of each fiscal year of the Borrower, a copy of the consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such year and the related consolidated statements of operations, changes in common stockholders’ equity and cash flows for such year, setting forth in each case, in comparative form the figures for and as of the end of the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit, by [Ernst & Young LLP] or other independent certified public accountants of nationally recognized standing not unacceptable to the Administrative Agent in its reasonable judgment (it being agreed that the furnishing of the Borrower’s annual report on Form 10-K for such year, as filed with the Securities and Exchange Commission, will satisfy the Borrower’s obligation under this Section 6.1(a) with respect to such year except with respect to the requirement that such financial statements be reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit);

(b) as soon as available, but in any event not later than the fifth Business Day after the 45th day following the end of each of the first three quarterly periods of each fiscal year of the Borrower, the unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of operations and cash flows of the Borrower and its consolidated Subsidiaries for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case, in comparative form the figures for and as of the corresponding periods of the previous year, certified by a Responsible Officer of the Borrower as being fairly stated in all material respects (subject to normal year-end audit and other adjustments) (it being agreed that the furnishing of the Borrower’s quarterly report on Form 10-Q for such quarter, as filed with the Securities and Exchange Commission, will satisfy the Borrower’s obligations under this Section 6.1(b) with respect to such quarter); and

(c) all such financial statements delivered pursuant to Sections 6.1(a) and 6.1(b) to be (and, in the case of any financial statements delivered pursuant to Section 6.1(b) shall be certified by a Responsible Officer of the Borrower as being) complete and correct in all material respects in conformity with GAAP and to be (and, in the case of any financial statements delivered pursuant to Section 6.1(b) shall be certified by a Responsible Officer of the Borrower as being) prepared in reasonable detail in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods that began on or after the Closing Date (except as approved by such accountants or officer, as the case may be, and disclosed therein, and except, in the case of any financial statements delivered pursuant to Section 6.1(b), for the absence of certain notes).

Section 6.2  Certificates; Other Information.

Furnish to the Administrative Agent for delivery to each Lender (and the Administrative Agent agrees to make and so deliver such copies):

(a) concurrently with the delivery of the financial statements referred to in Section 6.1(a), a certificate or report of the independent certified public accountants reporting on such financial statements stating that in making the audit necessary therefor no knowledge was obtained of any Default or Event of Default insofar as the same relates to the covenant set forth in Section 7.1(a) to the extent such covenant is then applicable, except as specified in such certificate or report (which certificate or report may be limited in accordance with accounting rules or guidelines);

(b) concurrently with the delivery of the financial statements and reports referred to in Sections 6.1(a) and 6.1(b), a certificate signed by a Responsible Officer of the Borrower (i) stating that, to the best of such Responsible Officer’s knowledge, the Borrower and its respective Subsidiaries during such period has observed or performed all of its covenants and other agreements, and satisfied every condition, contained in this Agreement or the other Loan Documents to which it is a party to be observed, performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Default or Event of Default, except, in each case, as specified in such certificate, and (ii) setting forth the calculations required to determine compliance with the covenant set forth in Section 7.1(a) to the extent each covenant is then applicable (in the case of a certificate furnished with the financial statements referred to in Section 6.1(a) and Section 6.1(b));

(c) within five Business Days after the same are sent, copies of all financial statements and reports which the Borrower sends to its public security holders, and within five Business Days after the same are filed, copies of all financial statements and periodic reports which the Borrower may file with the Securities and Exchange Commission or any successor or analogous Governmental Authority;

(d) within five Business Days after the same are filed, copies of all registration statements and any amendments and exhibits thereto, which the Borrower may file with the Securities and Exchange Commission or any successor or analogous Governmental Authority, and such other documents or instruments as may be reasonably requested by the Administrative Agent in connection therewith; and

(e) promptly, such additional financial and other information as any Agent or Lender may from time to time reasonably request.

Section 6.3  Payment of Obligations.

Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature (other than those relating to the Mortgaged Properties), including taxes, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings diligently conducted and reserves in conformity with GAAP with respect thereto have been provided on the books of the Borrower or any of its Subsidiaries, as the case may be, and except to the extent that failure to do so, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 6.4  Conduct of Business and Maintenance of Existence.

Continue to engage in business of the same general type as conducted by the Borrower and its Subsidiaries on the Closing Date or that is reasonably related thereto, taken as a whole, and preserve, renew and keep in full force and effect its corporate or other organizational existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the business of the Borrower and its Subsidiaries, taken as a whole, except as otherwise expressly permitted pursuant to Section 7.5, provided that the Borrower and its Subsidiaries shall not be required to maintain any such rights, privileges or franchises, if the failure to do so would not reasonably be expected to have a Material Adverse Effect; and comply with all Requirements of Law except to the extent that failure to comply therewith, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 6.5  Maintenance of Property; Insurance.

(a) Keep all property useful and necessary in the business of the Borrower and its Subsidiaries, taken as a whole, in good working order and condition; maintain with financially sound and reputable insurance companies insurance on all property material to the business of the Borrower and its Subsidiaries, taken as a whole, in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are consistent with the past practices of the Borrower and its Subsidiaries and otherwise as are usually insured against in the same general area by companies engaged in the same or a similar business; furnish to the Administrative Agent, upon written request, information in reasonable detail as to the insurance carried; and ensure that at all times the Administrative Agent and the other Secured Parties shall be named as additional insureds with respect to liability policies and the Collateral Agent shall be named as loss payee with respect to the casualty insurance maintained by the Borrower and the Guarantors; provided that, unless an Event of Default shall have occurred and be continuing, the Collateral Agent shall turn over to the Borrower any amounts received by it as loss payee under any casualty insurance maintained by the Borrower or its Subsidiaries, the disposition of such amounts to be subject to the provisions of Section 3.4(c), and, unless an Event of Default shall have occurred and be continuing, the Collateral Agent agrees that the Borrower and/or the applicable Guarantor shall have the sole right to adjust or settle any claims under such insurance.

(b) With respect to each property of the Borrower and its Subsidiaries subject to a Mortgage:

(i) If any portion of any such property is located in an area identified as a special flood hazard area by the Federal Emergency Management Agency or other applicable agency, the Borrower shall maintain or cause to be maintained, flood insurance to the extent required by law.

(ii) The Borrower and each of its applicable Subsidiaries promptly shall comply with and conform to (i) all provisions of each such insurance policy, and (ii) all requirements of the insurers applicable to such party or to such property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of such property, except for such non-compliance or non-conformity as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Borrower shall not use or permit the use of such property in any manner which would reasonably be expected to result in the cancellation of any insurance policy or would reasonably be expected to void coverage required to be maintained with respect to such property pursuant to Section 6.5(a).

(iii) If the Borrower is in default of its obligations to insure or deliver any such prepaid policy or policies, the result of which would reasonably be expected to have a Material Adverse Effect, then the Administrative Agent, at its option upon 10 days’ written notice to the Borrower, may effect such insurance from year to year at rates substantially similar to the rate at which the Borrower or any Subsidiary had insured such property, and pay the premium or premiums therefore, and the Borrower shall pay to the Administrative Agent on demand such premium or premiums so paid by the Administrative Agent with interest from the time of payment at a rate per annum equal to 2.00%.

(iv) If such property, or any part thereof, shall be destroyed or damaged and the reasonably estimated cost thereof would exceed $5,000,000, the Borrower shall give prompt notice thereof to the Administrative Agent. All insurance proceeds paid or payable in connection with any damage or casualty to any property shall be applied in the manner specified in Section 6.5(a).

Section 6.6  Inspection of Property; Books and Records; Discussions.

(a) Keep proper books of records and account in which full, complete and correct entries in conformity with GAAP and all material Requirements of Law shall be made of all dealings and transactions in relation to its business and activities; and permit representatives of the Administrative Agent to visit and inspect any of its properties and examine and, to the extent reasonable, make abstracts from any of its books and records and to discuss the business, operations, properties and financial and other condition of the Borrower and its Subsidiaries with officers and employees of the Borrower and its Subsidiaries and with its independent certified public accountants, in each case at any reasonable time, upon reasonable notice, and as often as may reasonably be desired.

Section 6.7  Notices.

Promptly give notice to the Administrative Agent and each Lender of:

(a) as soon as possible after a Responsible Officer of the Borrower knows or reasonably should know thereof, the occurrence of any Default or Event of Default;

(b) as soon as possible after a Responsible Officer of the Borrower knows or reasonably should know thereof, any (i) default or event of default under any Contractual Obligation of the Borrower or any of its Subsidiaries, other than as previously disclosed in writing to the Lenders, or (ii) litigation, investigation or proceeding which may exist at any time between the Borrower or any of its Subsidiaries and any Governmental Authority, which in either case would reasonably be expected to not be cured or adversely determined and, if not cured or if adversely determined, as the case may be, would reasonably be expected to have a Material Adverse Effect;

(c) as soon as possible after a Responsible Officer of the Borrower knows or reasonably should know thereof, the occurrence of any default or event of default under the Convertible Notes Indenture;

(d) as soon as possible after a Responsible Officer of the Borrower knows or reasonably should know thereof, any litigation or proceeding affecting the Borrower or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect;

(e) the following events, as soon as possible and in any event within 30 days after a Responsible Officer of the Borrower or any of its Subsidiaries knows or reasonably should know thereof: (i) the occurrence or expected occurrence of any Reportable Event (or similar event) with respect to any Single Employer Plan or Foreign Plan, a failure to make any required contribution to a Single Employer Plan, Multiemployer Plan or Foreign Plan, the creation of any Lien on the property of the Borrower or its Subsidiaries in favor of the PBGC, a Plan or a Foreign Plan or any withdrawal from, or the full or partial termination, Reorganization or Insolvency of, any Multiemployer Plan or Foreign Plan; (ii) the institution of proceedings or the taking of any other formal action by the PBGC or the Borrower or any of its Subsidiaries or any Commonly Controlled Entity or any Multiemployer Plan which could reasonably be expected to result in the withdrawal from, or the termination, Reorganization or Insolvency of, any Single Employer Plan, Multiemployer Plan or Foreign Plan; provided, however, that no such notice will be required under clause (i) or (ii) above unless the event giving rise to such notice, when aggregated with all other such events under clause (i) or (ii) above, could be reasonably expected to result in a Material Adverse Effect; or (iii) the first occurrence of an Underfunding under a Single Employer Plan or Foreign Plan that exceeds 10% of the value of the assets of such Single Employer Plan or Foreign Plan, in each case, determined as of the most recent annual valuation date of such Single Employer Plan or Foreign Plan on the basis of the actuarial assumptions used to determine the funding requirements of such Single Employer Plan or Foreign Plan as of such date; and

(f) as soon as possible after a Responsible Officer of the Borrower knows or reasonably should know thereof, (i) any release or discharge by the Borrower or any of its Subsidiaries of any Materials of Environmental Concern required to be reported under applicable Environmental Laws to any Governmental Authority, unless the Borrower reasonably determines that the total Environmental Costs arising out of such release or discharge would not reasonably be expected to have a Material Adverse Effect; (ii) any condition, circumstance, occurrence or event not previously disclosed in writing to the Administrative Agent that would reasonably be expected to result in liability or expense under applicable Environmental Laws, unless the Borrower reasonably determines that the total Environmental Costs arising out of such condition, circumstance, occurrence or event would not reasonably be expected to have a Material Adverse Effect, or would not reasonably be expected to result in the imposition of any lien or other material restriction on the title, ownership or transferability of any facilities and properties owned, leased or operated by the Borrower or any of its Subsidiaries that would reasonably be expected to result in a Material Adverse Effect; and (iii) any proposed action to be taken by the Borrower or any of its Subsidiaries that would reasonably be expected to subject the Borrower or any of its Subsidiaries to any material additional or different requirements or liabilities under Environmental Laws, unless the Borrower reasonably determines that the total Environmental Costs arising out of such proposed action would not reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Borrower (and, if applicable, the relevant Commonly Controlled Entity or Subsidiary) setting forth details of the occurrence referred to therein and stating what action the Borrower (or, if applicable, the relevant Commonly Controlled Entity or Subsidiary) proposes to take with respect thereto.

Section 6.8  Environmental Laws.

(a) (i) Comply substantially with, and require substantial compliance by all tenants, subtenants, contractors, and invitees with, all applicable Environmental Laws; (ii) obtain, comply substantially with and maintain any and all Environmental Permits necessary for its operations as conducted and as planned; and (iii) require that all tenants, subtenants, contractors, and invitees obtain, comply substantially with and maintain any and all Environmental Permits necessary for their operations as conducted and as planned, with respect to any property leased or subleased from, or operated by the Borrower or its Subsidiaries. For purposes of this Section 6.8(a), noncompliance with the foregoing provisions shall not constitute a breach of this covenant, provided that, upon learning of any actual or suspected noncompliance, the Borrower and any such affected Subsidiary shall promptly undertake and diligently pursue reasonable efforts, if any, to achieve compliance, and provided, further, that in any case such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(b) Promptly comply, in all material respects, with all orders and directives of all Governmental Authorities regarding Environmental Laws, other than such orders or directives (i) as to which the failure to comply would not reasonably be expected to result in a Material Adverse Effect or (ii) as to which: (x) appropriate reserves have been established in accordance with GAAP; (y) an appeal or other appropriate contest is or has been timely and properly taken and is being diligently pursued in good faith; and (z) if the effectiveness of such order or directive has not been stayed, the failure to comply with such order or directive during the pendency of such appeal or contest could not reasonably be expected to give rise to a Material Adverse Effect.

Section 6.9  After-Acquired Real Property and Fixtures.

(a) With respect to any owned real property or fixtures thereon located in the United States of America, in each case with a purchase price or a fair market value at the time of acquisition of at least $[     ], in which any Loan Party acquires ownership rights at any time after the Closing Date, promptly grant to the Collateral Agent for the benefit of the applicable Lenders, a Lien of record on all such owned real property and fixtures, upon terms reasonably satisfactory in form and substance to the Collateral Agent and in accordance with any applicable requirements of any Governmental Authority (including any required appraisals of such property under FIRREA); provided that (i) nothing in this Section 6.9 shall defer or impair the attachment or perfection of any security interest in any Collateral covered by any of the Security Documents which would attach or be perfected pursuant to the terms thereof without action by the Borrower, any of its Subsidiaries or any other Person and (ii) no such Lien shall be required to be granted as contemplated by this Section 6.9 on any owned real property or fixtures the acquisition of which is financed, or is to be financed within any time period permitted by Section 7.2(f) or Section 7.2(g), in whole or in part through the incurrence of Indebtedness permitted by Section 7.2(f) or Section 7.2(g), until such Indebtedness is repaid in full (and not refinanced as permitted by Section 7.2(f) or Section 7.2(g)) or, as the case may be, the Borrower determines not to proceed with such financing or refinancing. In connection with any such grant to the Collateral Agent for the benefit of the Lenders, of a Lien of record on any such real property in accordance with this Section 6.9, the Borrower or such Subsidiary shall deliver or cause to be delivered to the Collateral Agent any surveys, title insurance policies and flood hazard certificates in connection with such grant of such Lien obtained by it in connection with the acquisition of such ownership rights in such real property or any survey, title insurance policy or flood hazard certificate that the Collateral Agent shall reasonably request (in light of the value of such real property and the cost and availability of such surveys, title insurance policies and flood hazard certificates and whether the delivery of such surveys, title insurance policies and flood hazard certificates would be customary in connection with such grant of such Lien in similar circumstances).

(b) With respect to any Wholly Owned Domestic Subsidiary created or acquired (including by reason of any Foreign Subsidiary Holdco ceasing to constitute same) subsequent to the Closing Date by the Borrower or any of its Domestic Subsidiaries (other than any Wholly Owned Domestic Subsidiary formed solely for the purpose of becoming a Parent Entity, or merging with the Borrower in connection with another Wholly Owned Domestic Subsidiary becoming a Parent Entity, or otherwise creating or forming a Parent Entity), promptly notify the Administrative Agent of such occurrence and, if the Administrative Agent or the Required Lenders so request, promptly (i) execute and deliver to the Collateral Agent for the benefit of the Lenders such amendments to the Guarantee and Collateral Agreement as the Collateral Agent shall reasonably deem necessary or reasonably advisable to grant to the Collateral Agent, for the benefit of the Lenders, a perfected security interest (as and to the extent provided in the Guarantee and Collateral Agreement) in the Capital Stock of such new Domestic Subsidiary, (ii) deliver to the Collateral Agent the certificates (if any) representing such Capital Stock, together with undated stock powers, executed and delivered in blank by a duly authorized officer of the parent of such new Domestic Subsidiary and (iii) cause such new Domestic Subsidiary (A) to become a party to the Guarantee and Collateral Agreement and (B) to take all actions reasonably deemed by the Collateral Agent to be necessary or advisable to cause the Lien created by the Guarantee and Collateral Agreement in such new Domestic Subsidiary’s Collateral to be duly perfected in accordance with all applicable Requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Collateral Agent.

(c) With respect to any Foreign Subsidiary created or acquired subsequent to the Closing Date by the Borrower or any of its Domestic Subsidiaries, the Capital Stock of which is owned directly by the Borrower or any of its Domestic Subsidiaries, promptly notify the Administrative Agent of such occurrence and if the Administrative Agent or the Required Lenders so request (it being understood that if the Administrative Agent does not so request with respect to any such Foreign Subsidiary that it believes is or is likely to become material to the Borrower and its Subsidiaries taken as a whole, it will provide notice to the Lenders thereof), promptly (i) execute and deliver to the Collateral Agent a new pledge agreement or such amendments to the Guarantee and Collateral Agreement as the Collateral Agent shall reasonably deem necessary or reasonably advisable to grant to the Collateral Agent, for the benefit of the Lenders, a perfected security interest (as and to the extent provided in the Guarantee and Collateral Agreement) in the Capital Stock of such new Foreign Subsidiary that is directly owned by the Borrower or any of its Domestic Subsidiaries (provided that in no event shall more than 65% of the Capital Stock of any such new Foreign Subsidiary that is so owned be required to be so pledged and, provided, further, that no such pledge or security shall be required with respect to any non-wholly owned Foreign Subsidiary to the extent that the grant of such pledge or security interest would violate the terms of any agreements under which the Investment by the Borrower or any of its Subsidiaries was made therein) and (ii) to the extent reasonably deemed advisable by the Collateral Agent, deliver to the Collateral Agent the certificates, if any, representing such Capital Stock, together with undated stock powers, executed and delivered in blank by a duly authorized officer of the parent of such new Foreign Subsidiary and take such other action as may be reasonably deemed by the Collateral Agent to be necessary or desirable to perfect the Collateral Agent’s security interest therein.

(d) At its own expense, execute, acknowledge and deliver, or cause the execution, acknowledgement and delivery of, and thereafter register, file or record in an appropriate governmental office, any document or instrument reasonably deemed by the Collateral Agent to be necessary or desirable for the creation, perfection and priority and the continuation of the validity, perfection and priority of the foregoing Liens or any other Liens created pursuant to the Security Documents.

(e) Notwithstanding anything to contrary in this Agreement, nothing in this Section 6.9 shall require that any Loan Party grant a Lien with respect to any owned real property or fixtures in which such Subsidiary acquires ownership rights to the extent that the Administrative Agent, in its reasonable judgment, determines that the granting of such a Lien is impracticable.

Section 6.10  Post-Closing Security Perfection.

The Borrower agrees to use commercially reasonable efforts to deliver or cause to be delivered such documents and instruments, and take or cause to be taken such other actions as may be reasonably necessary to provide the perfected security interests described in Sections 3.13(b), 5.1(g) and 5.1(i) (including applicable Mortgages, title reports, title insurance policies, surveys, appraisals, flood hazard certificates and related opinions of local counsel with respect to the Mortgaged Property of the Loan Parties that constitutes Collateral) that are not so provided on the Closing Date. The delivery requirements set forth in this Section 6.10 are delivery requirements only and not requirements with respect to condition or value. In addition, with respect to the owned real property located at Highway 114 West and 400 North Kimball, Southlake, Texas, if such owned real property is owned by a Loan Party on March 31, 2010, the applicable Loan Party shall promptly grant to the Collateral Agent for the benefit of the applicable Lenders, a Lien of record on such owned real property and fixtures, upon terms reasonably satisfactory in form and substance to the Collateral Agent and in accordance with any applicable requirements of any Governmental Authority.

ARTICLE VII

NEGATIVE COVENANTS

The Borrower hereby agrees that, from and after the Closing and thereafter until payment in full of the Term Loans and any other amount then due and owing to any Lender or any Agent hereunder and under any Note, the Borrower shall not and shall not permit any of its Subsidiaries to, directly or indirectly:

Section 7.1  Consolidated Leverage Ratio.

(a) Permit the Consolidated Leverage Ratio as at the last day of the Most Recent Four Quarter Period, beginning with the four fiscal quarter period of the Borrower ending October 30, 2011, to exceed the Maximum Consolidated Leverage Ratio.

(b) Section 7.1(a) shall not apply with respect to any four fiscal quarter period of the Borrower (the last day of such period, the “Fiscal Period End Date”) if, as of the last day (the “Calculation Date”) on which financial statements of the Borrower are required to be delivered pursuant to Section 6.1(a) or 6.1(b) for the fiscal year or quarter ending on the Fiscal Period End Date, (x) the aggregate principal amount of Term Loans outstanding at the beginning of the fiscal quarter then ended shall have been reduced by an amount (the “Required Amortization Amount”) equal to $3,750,000 minus (at the Borrower’s option) any or all of the Cumulative Term Loan Amortization Not Otherwise Applied (up to an amount not to exceed $3,750,000), through any repayment, prepayment, repurchase or other acquisition or retirement (including pursuant to Section 3.4 but excluding scheduled principal installment payments made pursuant to Section 2.3), or (y) the Required Amortization Amount as calculated pursuant to the foregoing is zero.

Section 7.2  Limitation on Indebtedness.

Create, incur, assume or suffer to exist any Indebtedness (including any Indebtedness of any of its Subsidiaries), except:

(a) Indebtedness of the Borrower or any of its Subsidiaries incurred pursuant to this Agreement and the other Loan Documents;

(b) Indebtedness evidenced by the Convertible Notes in an aggregate principal amount at any time outstanding not to exceed $[     ], provided that all such Indebtedness shall be repaid, redeemed, defeased, discharged or otherwise acquired or retired no later than [November 27, 2009] with payment therefor to be disbursed from the Convertible Note Lockbox Account;

(c) Indebtedness of the Borrower or any of its Subsidiaries evidenced by any senior notes, other senior debt securities, or other senior indebtedness (collectively, “Senior Notes”) or subordinated notes, other subordinated debt securities or other subordinated indebtedness (“Subordinated Indebtedness”), provided that (i) immediately after giving effect to each issuance of such Senior Notes or Subordinated Indebtedness, the Consolidated Leverage Ratio of the Borrower as at the last day of the Most Recent Four Quarter Period is less than 4.00 to 1.00, (ii) any such Senior Notes or Subordinated Indebtedness shall have a stated maturity date after the Termination Date and (iii) any such Senior Notes or Subordinated Indebtedness shall not be secured by any assets of the Loan Parties not pledged as Collateral;

(d) Indebtedness of the Borrower or any of its Subsidiaries incurred pursuant to the ABL Facility Documents, including any extension, refinancing, refunding, replacement or renewal thereof, whether in whole or in part; provided that at any time outstanding pursuant to this clause (d) (i) the aggregate face amount of any outstanding undrawn letters of credit that are not cash collateralized shall not exceed $20,000,000 and (ii) the aggregate principal amount of such Indebtedness (including the aggregate face amount of any outstanding undrawn letters of credit that are not cash collateralized) shall not exceed $100,000,000 at any time outstanding (except as a result of any capitalization of accrued and unpaid interest thereon) and ;

(e) Indebtedness of the Borrower or any Subsidiary to the Borrower or any other Subsidiary;

(f) Indebtedness of the Borrower or any of its Subsidiaries incurred to finance or refinance the acquisition, leasing, construction or improvement of fixed or capital assets (whether pursuant to a loan, a

Financing Lease or otherwise) otherwise permitted pursuant to this Agreement, and any other Financing Leases, and any refinancings, replacements, refundings, renewals or extensions thereof, in whole or in part, in an aggregate principal amount not exceeding $[     ] at any time outstanding, provided that such amount shall be increased by an amount equal to $[     ] on each anniversary of the Closing Date, so long as no Default or Event of Default shall have occurred and be continuing on any date on which such amount is to be increased;

(g) (x) unsecured Indebtedness of the Borrower or any of its Subsidiaries incurred to finance or refinance the purchase price of, or (y) Indebtedness of the Borrower or any of its Subsidiaries assumed in connection with, any acquisition permitted by Section 7.9; provided that (i) in the case of clause (x), such Indebtedness is incurred prior to, substantially simultaneously with or within six months after such acquisition or in connection with a refinancing thereof, (ii) if such Indebtedness is owed to a Person, other than the Person from whom such acquisition is made or any Affiliate thereof, such Indebtedness shall have terms and conditions reasonably satisfactory to the Administrative Agent and shall not exceed 70% of the purchase price of such acquisition (including any Indebtedness assumed in connection with such acquisition) (or such greater percentage as shall be reasonably satisfactory to the Administrative Agent or, if any such purchase price shall be greater than $[     ], such greater percentage as shall be reasonably satisfactory to the Required Lenders), (iii) if such Indebtedness is being assumed under clause (y), such Indebtedness shall not have been incurred by any party in contemplation of the acquisition permitted by Section 7.9 and (iv) immediately after giving effect to such acquisition no Default or Event of Default shall have occurred and be continuing;

(h) to the extent that any Indebtedness may be incurred or arise thereunder, Indebtedness of the Borrower or any of its Subsidiaries under Interest Rate Protection Agreements and Permitted Hedging Arrangements;

(i) other Indebtedness of the Borrower or any of its Subsidiaries outstanding on the Closing Date, or incurred under facilities in existence on the Closing Date, and listed on Schedule 7.2(i), and any refinancings, replacements, refundings, renewals or extensions thereof, in whole or in part, on financial and other terms, in the reasonable judgment of the Borrower, no more onerous to the Borrower or any of its Subsidiaries in the aggregate than the financial and other terms of such Indebtedness, provided that the amount of such Indebtedness is not increased at the time of such refinancing, replacements, refunding, renewal or extension except by an amount equal to any original issue discount (if applicable), any premium or other amounts paid, and discounts, commissions, fees and expenses incurred, in connection with such refinancing, refunding, renewal or extension;

(j) to the extent that any Guarantee Obligation or other obligation described in Section 7.4 constitutes Indebtedness, such Indebtedness;

(k) Indebtedness in respect of performance, bid, appeal, surety, judgment, replevin and similar bonds, other suretyship arrangements, other similar obligations, and trade-related letters of credit, all in the ordinary course of business;

(l) Indebtedness of Foreign Subsidiaries of the Borrower not exceeding, as to all such Foreign Subsidiaries, in aggregate principal amount at any time outstanding an amount equal to $[     ];

(m) Indebtedness of the Borrower or any of its Subsidiaries incurred to finance insurance premiums in the ordinary course of business;

(n) Indebtedness of the Borrower or any of its Subsidiaries arising from the honoring of a check, draft or similar instrument against insufficient funds; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(o) Indebtedness of the Borrower or any of its Subsidiaries in respect of Financing Leases which have been funded solely by Investments of the Borrower and its Subsidiaries permitted by Section 7.8(m);

(p) Indebtedness of the Borrower or any of its Subsidiaries arising in connection with industrial development or revenue bonds or similar obligations secured by property or assets leased to and operated by the Borrower or such Subsidiary that were issued in connection with the financing or refinancing of such property or assets, provided, that, the aggregate principal amount of such Indebtedness outstanding at any time shall not exceed $     ;

(q) cash management obligations and other Indebtedness of the Borrower or any of its Subsidiaries in respect of netting services, overdraft protections and similar arrangements in each case arising under standard business terms of any bank at which the Borrower or any Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(r) Indebtedness of the Borrower or any of its Subsidiaries in respect of any Sale and Leaseback Transaction, provided that immediately after giving effect to each such Sale and Leaseback Transaction, the Consolidated Leverage Ratio of the Borrower as at the last day of the Most Recent Four Quarter Period is less than [          ] to 1.00 and any refinancings, replacements, refundings, renewals or extensions thereof, in whole or in part;

(s) Indebtedness of the Borrower or any of its Subsidiaries in respect of obligations evidenced by bonds, debentures, notes or similar instruments issued as payment-in-kind interest payments in respect of Indebtedness otherwise permitted under this Section 7.2;

(t) accretion of the principal amount of Indebtedness of the Borrower or any of its Subsidiaries otherwise permitted under this Section 7.2 issued at any original issue discount;

(u) other Indebtedness of the Borrower or any of its Subsidiaries not exceeding $[     ] in aggregate principal amount at any time outstanding; and

(v) Indebtedness of the Borrower or any of its Subsidiaries which represents an extension, refinancing, refunding, replacement or renewal, in whole or in part, of any of the Indebtedness described in clause (c) and (g) hereof; provided that (i) the principal amount (or accreted value, if applicable) thereof (less any original issue discount, if applicable) does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, refunded, replaced or renewed, except by an amount equal to unpaid accrued interest and premium (including applicable prepayment penalties) thereon plus discounts, commission and other fees and expenses reasonably incurred in connection therewith, (ii) any Liens securing such Indebtedness are limited to all or part of the same property (including, if provided by the documentation evidencing such Indebtedness being extended, refinanced, replaced or renewed, after-acquired property) that secured or would have secured the Indebtedness being extended, refinanced, refunded, replaced or renewed; provided that the total value of the collateral securing such Indebtedness incurred under this Section 7.2(v) immediately following such incurrence shall not be materially greater than the value of the collateral securing the Indebtedness being extended, refinanced, replaced or renewed immediately prior to such extension, refinancing, replacement or renewal, (iii) no Loan Party that is not originally obligated with respect to repayment of such Indebtedness is required to become obligated with respect thereto, (iv) such extension, refinancing, refunding, replacement or renewal does not result in a shortening of the average weighted maturity of the Indebtedness so extended, refinanced, refunded, replaced or renewed and (v) if the Indebtedness that is extended, refinanced, refunded, replaced or renewed was subordinated in right of payment to the obligations of the Borrower hereunder and under the other Loan Documents, then the terms and conditions of the extension, refinancing, refunding, replacement or renewal Indebtedness must include subordination terms and conditions that are at least as favorable to the Lenders as those that were applicable to the extended, refinanced, refunded, replaced or renewed Indebtedness.

For purposes of determining compliance with this Section 7.2, in the event that any Indebtedness meets the criteria of more than one of the types of Indebtedness described in clauses (a) through (v) above, the Borrower, in its sole discretion, shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause).

Section 7.3  Limitation on Liens.

Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, except for the following (Liens described below are herein referred to as “Permitted Liens”; provided, however, that no reference to a Permitted Lien herein, including any statement or provision as to the acceptability of any Permitted Lien, shall in any way constitute or be construed so as to postpone or subordinate any Liens or other rights of the Agents, the Lenders or any of them hereunder or arising under any other Loan Document in favor of such Permitted Lien):

(a) Liens for Taxes not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a Material Adverse Effect, or which are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and relating to obligations which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings diligently conducted;

(c) Liens of landlords or of mortgagees of landlords arising by operation of law or pursuant to the terms of real property leases, provided that the rental payments secured thereby are not yet due and payable;

(d) pledges, deposits or other Liens in connection with workers’ compensation, unemployment insurance, other social security benefits or other insurance related obligations (including pledges or deposits in respect of liability to insurance carriers under insurance or self-insurance arrangements);

(e) Liens arising by reason of any judgment, decree or order of any court or other Governmental Authority, if appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order, are being diligently prosecuted and shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(f) Liens to secure the performance of bids, trade contracts (other than for borrowed money), obligations for utilities, leases, statutory obligations, surety and appeal bonds, performance bonds, judgment and like bonds, replevin bonds, other similar bonds and other obligations of a like nature incurred in the ordinary course of business;

(g) zoning restrictions, easements, rights-of-way, restrictions on the use of property, other similar encumbrances incurred in the ordinary course of business and minor irregularities of title, which do not materially interfere with the ordinary conduct of the business of the Borrower and its Subsidiaries taken as a whole;

(h) Liens arising from (i) operating leases and (ii) equipment or other materials which are not owned by any Borrower or a Subsidiary located on the premises of such Borrower or Subsidiary (but not in connection with, or as part of, the financing thereof) from time to time in the ordinary course of business and (it being understood that any precautionary UCC financing statement filings in respect of any such lease or equipment shall not be deemed a Lien);

(i) statutory or common law Liens or rights of setoff of depository banks or securities intermediaries with respect to deposit accounts, securities accounts or other funds of the Borrower or any Subsidiary maintained at such banks or intermediaries, including to secure fees and charges in connection with returned items or the standard fees and charges of such banks or intermediaries in connection with the deposit accounts, securities accounts or other funds maintained by the Borrower or such Subsidiary at such banks or intermediaries (but not any Indebtedness for borrowed money owing by the Borrower or such Subsidiary to such banks or intermediaries);

(j) Liens on goods in favor of customs and revenue authorities arising as a matter of law to secure custom duties in connection with the importation of such goods;

(k) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Borrower or its Subsidiaries in the ordinary course of business;

(l) Liens in respect of Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(m) or Section 7.2(o);

(m) Liens on the property or assets described in Section 7.2(p) in respect of Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(p);

(n) Liens in respect of or consisting of (i) Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(f) incurred to finance or refinance the acquisition, leasing, construction or improvement of fixed or capital assets, provided, that such Liens do not at any time encumber any property other than the property financed or refinanced by such Indebtedness, or (ii) Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(g) assumed in connection with any acquisition permitted by Section 7.9, provided that in the case of this clause (ii), (x) such Liens shall not be created in contemplation of such acquisition and shall be created no later than the later of the date of such acquisition or the date of the assumption of such Indebtedness, and (y) the total value of the collateral subject to such Liens immediately following such acquisition shall not be materially greater than the value of the collateral subject to such Liens immediately prior to such acquisition;

(o) Liens existing on assets or properties at the time of the acquisition thereof by the Borrower or any of its Subsidiaries which do not materially interfere with the use, occupancy, operation and maintenance of structures existing on the property subject thereto or extend to or cover any assets or properties of the Borrower or such Subsidiary other than the assets or property being acquired;

(p) (i) Liens in respect of Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(i), provided that no such Lien in respect of Indebtedness incurred pursuant to Section 7.2(i) is spread to cover any additional property after the Closing Date and that the amount of Indebtedness secured thereby is not increased except as permitted by Section 7.2(i), (ii) Liens not otherwise permitted hereunder, all of which Liens permitted pursuant to this Section 7.3(p)(ii) secure obligations not exceeding $[     ] in aggregate amount at any time outstanding, and (iii) Liens contemplated by Section 7.2(v)(ii);

(q) Liens in respect of Guarantee Obligations permitted under Section 7.4(d) not exceeding (as to the Borrower and all of its Subsidiaries) $[     ] in aggregate amount at any time outstanding;

(r) Liens created pursuant to the Security Documents;

(s) any encumbrance or restriction (including put and call agreements) with respect to the Capital Stock of any joint venture or similar arrangement pursuant to the joint venture or similar agreement with respect to such joint venture or similar arrangement, provided that no such encumbrance or restriction affects in any way the ability of the Borrower or any of its Subsidiaries to comply with Section 6.9(b) or Section 6.9(d);

(t) Liens on property of any Foreign Subsidiary of the Borrower in respect of Indebtedness of such Subsidiary permitted by Section 7.2;

(u) Liens on intellectual property, including any foreign patents, patent applications, trademarks, trademark applications, trade names, copyrights, technology, know-how or processes; provided that such Liens result from the granting of licenses in the ordinary course of business to any Person to use such intellectual property or such foreign patents, patent applications, trademarks, trademark applications, trade names, copyrights, technology, know-how or processes, as the case may be;

(v) Liens on property (i) of any Subsidiary that is not a Loan Party and (ii) that does not constitute Collateral, which are Liens in respect of Indebtedness of the applicable Subsidiary permitted under Section 7.2, Guarantee Obligations of the applicable Subsidiary permitted under Section 7.4, or other liabilities or obligations of the applicable Subsidiary not prohibited by this Agreement;

(w) Liens in respect of or consisting of Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(c) and Guarantee Obligations in respect of such Indebtedness permitted under Section 7.4(k) and any refinancings, extensions, refundings, renewals and replacements thereof, in whole or in part, otherwise permitted under this Agreement;

(x) Liens in respect of or consisting of Indebtedness of the Borrower and its Subsidiaries permitted by Section 7.2(d) and Guarantee Obligations in respect of such Indebtedness permitted under Section 7.4(k) and any refinancings, extensions, refundings, renewals and replacements thereof, whether in whole or in part, otherwise permitted under this Agreement or otherwise created pursuant to the ABL Facility Documents; provided that (i) such Liens do not apply to any asset other than Collateral that is subject to a Lien granted under a Security Document to secure the “Secured Obligations” as defined in the Guarantee and Collateral

Agreement and (ii) all such Liens shall be subject to the Intercreditor Agreement or another intercreditor agreement that is no less favorable to the Secured Parties than the Intercreditor Agreement;

(y) Liens in respect of or in connection with Interest Rate Protection Agreements and Permitted Hedging Arrangements entered into by the Borrower or its Subsidiaries;

(z) Liens on property subject to Sale and Leaseback Transactions and general intangibles related thereto;

(aa) Liens in respect of Guarantee Obligations permitted under Section 7.4 relating to Indebtedness permitted under Section 7.2, to the extent Liens in respect of such Indebtedness are permitted under this Section 7.3; and

(bb) Liens, security interests, title imperfections and defects, and all other defects and impairments of any nature whatsoever, in each case in existence on the Closing Date.

Section 7.4  Limitation on Guarantee Obligations.

Create, incur, assume or suffer to exist any Guarantee Obligation except:

(a) Guarantee Obligations in existence on the Closing Date, and any refinancings, refundings, extensions, replacements or renewals thereof, in whole or in part, provided that the amount of such Guarantee Obligation shall not be increased at the time of such refinancing, refunding, extension, replacements or renewal except to the extent that the amount of Indebtedness in respect of such Guarantee Obligations is permitted to be increased by Section 7.2(i);

(b) Guarantee Obligations in respect of performance, bid, appeal, surety judgment, replevin and similar bonds, other suretyship arrangements, other similar obligations and trade-related letters of credit, all in the ordinary course of business;

(c) Guarantee Obligations in respect of indemnification and contribution agreements expressly permitted by Section 7.10(d) or similar agreements by the Borrower;

(d) Guarantee Obligations in respect of third-party loans and advances to officers or employees of the Borrower or any of its Subsidiaries (i) for travel and entertainment expenses incurred in the ordinary course of business, (ii) for relocation expenses incurred in the ordinary course of business, or (iii) for other purposes in an aggregate amount (as to the Borrower and all of its Subsidiaries), together with the aggregate amount of all Investments permitted under Section 7.8(e)(iv), of up to $[     ] outstanding at any time;

(e) obligations to insurers required in connection with worker’s compensation and other insurance coverage incurred in the ordinary course of business;

(f) obligations of the Borrower and its Subsidiaries under any Interest Rate Protection Agreements or under Permitted Hedging Arrangements;

(g) Guarantee Obligations incurred in connection with acquisitions permitted under Section 7.9, provided that if any such Guarantee Obligation inures to the benefit of any Person other than the Person from whom such acquisition is made or any Affiliate thereof, such Guarantee Obligation shall not exceed, with respect to any such acquisition, 70% of the purchase price of such acquisition (including any Indebtedness assumed in connection with any such acquisition) (or such greater percentage as shall be reasonably satisfactory to the Administrative Agent or, if any such purchase price shall be greater than $[     ], such greater percentage shall be reasonably satisfactory to the Required Lenders);

(h) guarantees made by the Borrower or any of its Subsidiaries of obligations of the Borrower or any of its Subsidiaries (other than any Indebtedness outstanding pursuant to Sections 7.2(b), (c) and (d)) which obligations are otherwise permitted under this Agreement;

(i) Guarantee Obligations in connection with sales or other dispositions permitted under Section 7.6, including indemnification obligations with respect to leases, and guarantees of collectability in respect of accounts receivable or notes receivable for up to face value;

(j) Guarantee Obligations incurred pursuant to the Guarantee and Collateral Agreement or any other Loan Document, or otherwise in respect of Indebtedness permitted by Section 7.2(a);

(k) Guarantee Obligations (i) in respect of Indebtedness permitted pursuant to Sections 7.2(b), (c) and (d), provided that (x) if any such Indebtedness is subordinated in right of payment to the obligations of the Borrower hereunder and under the other Loan Documents, then any corresponding Guarantee Obligations shall be subordinated to Indebtedness outstanding pursuant to this Agreement and other Loan Documents to substantially the same extent, and (y) Guarantee Obligations in respect of Indebtedness permitted pursuant to Section 7.2(b) and (c) shall be permitted only so long as such Guarantee Obligations are incurred only by Guarantors or the Borrower, or (ii) otherwise arising pursuant to the ABL Facility Documents;

(l) accommodation guarantees for the benefit of trade creditors of the Borrower or any of its Subsidiaries in the ordinary course of business;

(m) Guarantee Obligations in respect of Investments expressly permitted by Section 7.8; and

(n) Guarantee Obligations in respect of Indebtedness or other obligations of a Person in connection with a joint venture or similar arrangement in respect of which no other co-investor or other Person has a greater legal or beneficial ownership interest than the Borrower or any of its Subsidiaries, and as to all of such Persons does not at any time exceed $[     ] in aggregate outstanding principal amount; provided that (i) such amount shall be increased by an amount equal to $[     ] on each anniversary of the Closing Date, so long as no Default or Event of Default shall have occurred and be continuing on any date on which such amount is to be increased and (ii) such amount and any increase in such amount permitted by clause (i) shall be reduced by the aggregate amount of Investments outstanding under Section 7.8(l).

Section 7.5  Limitation on Fundamental Changes.

Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets, except:

(a) any Subsidiary of the Borrower may be merged, consolidated or amalgamated with or into the Borrower (provided that the Borrower shall be the continuing or surviving corporation) or with or into any one or more Wholly Owned Subsidiaries of the Borrower (provided that the Wholly Owned Subsidiary or Subsidiaries of the Borrower shall be the continuing or surviving entity);

(b) any Subsidiary of the Borrower may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower or any Wholly Owned Subsidiary of the Borrower (and, in the case of a non-Wholly Owned Subsidiary, may be liquidated to the extent the Borrower or any Wholly Owned Subsidiary which is a direct parent of such non-Wholly Owned Subsidiary receives a pro rata distribution of the assets thereof);

(c) the Borrower or any Subsidiary may be merged, consolidated or amalgamated with or into another Person if the Borrower or such Subsidiary is the surviving corporation or the Person formed by or surviving such merger, consolidation or amalgamation (i) is organized or existing under the laws of the United States or any state, district or territory thereof, (ii) expressly assumes all obligations of the Borrower or such Subsidiary, as applicable, under the Loan Documents pursuant to documentation reasonably satisfactory to the Administrative Agent and immediately after such merger, consolidation or amalgamation, no Default or Event of Default shall have occurred;

(d) as expressly permitted by Section 7.6; or

(e) any merger, consolidation or amalgamation in connection with an acquisition permitted by Section 7.9(b) or (c).

Section 7.6  Limitation on Sale of Assets.

Convey, sell, lease, assign, transfer, license, abandon or otherwise dispose of any of its property, business or assets, including receivables and leasehold interests (each, a “Disposition”) (other than leases and subleases in the ordinary course of business), whether now owned or hereafter acquired, or, in the case of any Subsidiary of the Borrower, issue or sell any shares of such Subsidiary’s Capital Stock, to any Person other than the Borrower or any Wholly Owned Subsidiary of the Borrower, except:

(a) the sale or other Disposition of obsolete, worn out or surplus property or assets, whether now owned or hereafter acquired, in the ordinary course of business;

(b) the sale or other Disposition of any property or assets in the ordinary course of business or in connection with an Exempt Sale and Leaseback Transaction;

(c) the sale or other Disposition of accounts receivable pursuant to any Factoring Transaction;

(d) the sale or discount without recourse of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable into or for notes receivable, in connection with the compromise or collection thereof; provided that, in the case of any Foreign Subsidiary of the Borrower, any such sale or discount may be with recourse if such sale or discount is consistent with customary practice in such Foreign Subsidiary’s country of business;

(e) any Disposition of Capital Stock of a Subsidiary that becomes a Parent Entity (“New Parent”), including as a result of a merger of the Borrower with a Subsidiary in which (x) previously outstanding Capital Stock of the Borrower is converted into or becomes a right to receive Capital Stock of a New Parent and (y) Capital Stock of the Borrower as the continuing or surviving Person in such merger consist of Capital Stock directly or indirectly held by a New Parent;

(f) subject to any applicable limitations set forth in Section 7.5, Dispositions of any assets or property by the Borrower or any of its Subsidiaries to the Borrower or any Wholly Owned Subsidiary of the Borrower;

(g) (i) the abandonment or other Disposition of patents, trademarks or other intellectual property that are, in the reasonable judgment of the Borrower, no longer economically practicable to maintain or useful in the conduct of the business of the Borrower and its Subsidiaries taken as a whole and (ii) licensing of intellectual property in the ordinary course of business;

(h) any Disposition by the Borrower or any of its Subsidiaries, provided that the Net Cash Proceeds of each such Disposition do not exceed $[     ] and the aggregate Net Cash Proceeds of all Dispositions in any fiscal year made pursuant to this paragraph (h) do not exceed $[     ];

(i) any Asset Sale by the Borrower or any other Loan Party, or other Disposition by any other Subsidiary of the Borrower, the Net Cash Proceeds of which, together with the Net Cash Proceeds of other Asset Sales and Dispositions pursuant to this Section 7.6(i), do not exceed $[ ] in the aggregate after the Closing Date, provided that in the case of any such Asset Sale, an amount equal to 100% of the Net Cash Proceeds of all such Asset Sales less the Reinvested Amount is applied in accordance with Section 3.4(c)(i)(2); and

(j) any Disposition set forth on Schedule 7.6(j).

Section 7.7  Limitation on Dividends and Share Repurchases.

Declare or pay any dividend (other than dividends payable solely in common stock of the Borrower or options, warrants or other rights to purchase common stock of the Borrower) on, or make any payment on account of (including to set apart assets for a sinking or other analogous fund for) the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of Capital Stock of the Borrower or any warrants or options to purchase any such Capital Stock, whether now or hereafter outstanding, or make any other distribution (other than distributions payable solely in common stock of the Borrower or options, warrants or other rights to purchase common stock of the Borrower) in respect thereof, either directly or indirectly, whether in cash or property or in obligations of the Borrower, except that:

(a) the Borrower may pay or make any dividend, payment or distribution in an amount not exceeding the Available Excluded Contribution Amount immediately prior to the time of the payment or making of such dividend, payment or distribution, provided that no such dividend, payment or distribution shall be permitted if a Default or Event of Default has occurred and is continuing or would result therefrom unless the aggregate amount of such dividend, payment or distribution does not exceed the aggregate amount of any Excluded Contributions (to the extent not applied to permit any dividend, payment or distribution pursuant to this Section 7.7(a)) received within the 90 day period preceding the date of such dividend, payment or distribution;

(b) after the fiscal year ended October 31, 2010, the Borrower may pay or make any other dividend, payment or distribution in an amount not exceeding the Available Amount immediately prior to the time of the payment or making of such dividend, payment or distribution; provided that, at the time of such payment, dividend or distribution, (i) no Default or Event of Default has occurred and is continuing or would result therefrom and (ii) immediately after giving effect to such dividend, payment or distribution, the Consolidated Leverage Ratio of the Borrower as of the last day of the Most Recent Four Quarter Period, calculated on a pro forma basis after giving effect to such dividend, payment or distribution, is less than 4.00 to 1.00;

(c) the Borrower may pay cash dividends in an amount sufficient to allow any Parent Entity to pay expenses (other than taxes) incurred in the ordinary course of business, provided that, if any Parent Entity shall own any material assets other than the Capital Stock of the Borrower or another Parent Entity or other assets relating to the ownership interest of such Parent Entity in another Parent Entity, the Borrower or its Subsidiaries, such cash dividends with respect to such Parent Entity shall be limited to the reasonable and proportional share, as determined by the Borrower in its reasonable discretion, of such expenses incurred by such Parent Entity relating or allocable to its ownership interest in the Borrower or another Parent Entity and such other related assets;

(d) the Borrower may pay cash dividends in an amount sufficient to cover reasonable and necessary expenses (including professional fees and expenses) (other than taxes) incurred by any Parent Entity in connection with (i) registration, public offerings and exchange listing of equity or debt securities and maintenance of the same, (ii) compliance with reporting obligations under, or in connection with compliance with, federal or state laws or under this Agreement or any of the other Loan Documents and (iii) indemnification and reimbursement of directors, officers and employees in respect of liabilities relating to their serving in any such capacity, or obligations in respect of director and officer insurance (including premiums therefor), provided that, in the case of sub-clause (i) above, if any Parent Entity shall own any material assets other than the Capital Stock of the Borrower or another Parent Entity or other assets relating to the ownership interest of such Parent Entity in another Parent Entity, the Borrower or its Subsidiaries, with respect to such Parent Entity such cash dividends shall be limited to the reasonable and proportional share, as determined by the Borrower in its reasonable discretion, of such expenses incurred by such Parent Entity relating or allocable to its ownership interest in another Parent Entity, the Borrower and such other assets;

(e) the Borrower may repurchase or may pay cash dividends in an amount sufficient to allow any Parent Entity to repurchase shares of Capital Stock of the Borrower or such Parent Entity, as the case may be, or rights, options or units in respect thereof from any Management Investors or former Management Investors (or any of their respective heirs, successors, assigns, legal representatives or estates), or as otherwise contemplated by any Management Subscription Agreements, for an aggregate purchase price not to exceed $[     ]; provided that such amount shall be increased by (i) an amount equal to $[     ] on each anniversary of the Closing Date, commencing on the first anniversary of the Closing Date, and (ii) an amount equal to the proceeds to the Borrower (whether received by it directly or from a Parent Entity or applied to pay Parent Entity expenses) of any resales or new issuances of shares and options to any Management Investors, at any time after the initial issuances to any Management Investors, together with the aggregate amount of deferred compensation owed by the Borrower or any of its Subsidiaries to any Management Investor that shall thereafter have been cancelled, waived or exchanged at any time after the initial issuances to any thereof in connection with the grant to such Management Investor of the right to receive or acquire shares of the Borrower’s or any Parent Entity’s Capital Stock;

(f) the Borrower may pay cash dividends to pay or permit any Parent Entity to pay any Related Taxes;

(g) the Borrower may pay cash dividends in an amount sufficient to allow any Parent Entity to pay all fees and expenses incurred in connection with the Transactions and the other transactions expressly contemplated by this Agreement and the other Loan Documents;

(h) the Borrower may repurchase or withhold, or may pay cash or other dividends in an amount sufficient to allow any Parent Entity to repurchase or withhold, Capital Stock of the Borrower or any Parent Entity in connection with the exercise of stock options or warrants or the vesting of restricted stock (including restricted stock units) if such Capital Stock represent a portion of the exercise price of, or withholding obligation with respect to such options, warrants or restricted stock; and

(i) in addition to cash dividends, payments and distributions expressly permitted by this Section 7.7, the Borrower may make cash dividends, payments and distributions in an aggregate amount not to exceed [     ]% of Consolidated Tangible Assets less any Investments made pursuant to Section 7.8(p) and then outstanding.

For the purposes of this Section 7.7, if the Convertible Notes Indenture is amended, modified or otherwise supplemented or any provision thereof is waived after the Closing Date, any payments made with respect to the Convertible Notes in excess of principal, interest and other fees payable with respect to the Convertible Notes prior to such amendment, modification, supplement or waiver because of such amendment, modification, supplement or waiver through and including the final redemption, repurchase or retirement of the Convertible Notes shall be deemed to be a dividend subject to the provisions of this Section 7.7.

Section 7.8  Limitation on Investments, Loans and Advances.

Make any advance, loan, extension of credit or capital contribution to, or purchase any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or make any other investment, in cash or by transfer of assets or property, in (each an “Investment”), any other Person, except:

(a) extensions of trade credit in the ordinary course of business;

(b) Investments in cash and Cash Equivalents;

(c) Investments existing on the Closing Date;

(d) Investments in notes receivable and other instruments and securities obtained in connection with transactions permitted by Section 7.6(d);

(e) loans and advances to officers, directors or employees of the Borrower or any of its Subsidiaries (i) in the ordinary course of business for travel and entertainment expenses, (ii) existing on the Closing Date, (iii) made after the Closing Date for relocation expenses in the ordinary course of business, (iv) made for other purposes in an aggregate amount (as to the Borrower and all of its Subsidiaries), together with the aggregate amount of all Guarantee Obligations permitted pursuant to Section 7.4(d)(iii), of up to $[     ] outstanding at any time and (v) relating to indemnification or reimbursement of any officers, directors or employees in respect of liabilities relating to their serving in any such capacity or as otherwise specified in Section 7.10;

(f) loans and advances to Management Investors in connection with the purchase by such Management Investors of Capital Stock of any Parent Entity (so long as such Parent Entity applies an amount equal to the net cash proceeds of such purchases to, directly or indirectly, make capital contributions to, or purchase Capital Stock of, the Borrower or applies such proceeds to pay Parent Entity expenses) or the Borrower of up to $[ ] outstanding at any one time;

(g) Investments by the Borrower or any Subsidiary in the Borrower or any other Subsidiary;

(h) acquisitions expressly permitted by Section 7.9;

(i) Investments of the Borrower and its Subsidiaries under Interest Rate Protection Agreements or under Permitted Hedging Arrangements;

(j) Investments in the nature of pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or otherwise described in Sections 7.3(c), 7.3(d) or 7.3(f);

(k) Investments representing non-cash consideration received by the Borrower or any of its Subsidiaries in connection with any Disposition or Asset Sale, provided that in the case of any Disposition or Asset Sale permitted under Sections 7.6(h) or 7.6(i), such non-cash consideration constitutes not more than 25% of the aggregate consideration received in connection with such Disposition or Asset Sale and any such non-cash consideration received by the Borrower or any other Loan Party is pledged to the Collateral Agent for the benefit of the Lenders pursuant to the Security Documents;

(l) Investments by the Borrower or any of its Subsidiaries in a Person in connection with a joint venture or similar arrangement in respect of which no other co-investor or other Person has a greater legal or beneficial ownership interest than the Borrower or such Subsidiary in an aggregate amount not to exceed an amount equal to $[     ] outstanding at any time; provided that (i) such amount shall be increased by an amount equal to $[     ] on each anniversary of the Closing Date, so long as no Default or Event of Default shall have occurred and be continuing on any date on which such amount is to be increased, (ii) such amount and any increase in such amount permitted by clause (i) shall be reduced by the aggregate principal amount of Indebtedness in respect of Guarantee Obligations permitted by Section 7.4(n), (iii) the Borrower or such Subsidiary complies with the provisions of Section 6.9(b) hereof, if applicable, with respect to such ownership interest;

(m) Investments in industrial development or revenue bonds or similar obligations secured by property or assets leased to and operated by the Borrower or any of its Subsidiaries that were issued in connection with the financing or refinancing of such property or assets, so long as the Borrower or any such Subsidiary may obtain title to such property or assets at any time by optionally canceling such bonds or obligations, paying a nominal fee and terminating such financing transaction;

(n) Investments representing evidences of Indebtedness, securities or other property received from another Person by the Borrower or any of its Subsidiaries in connection with any bankruptcy proceeding or other reorganization of such other Person or as a result of foreclosure, perfection or enforcement of any Lien or exchange for evidences of Indebtedness, securities or other property of such other Person held by the Borrower or any of its Subsidiaries; provided that any such securities or other property received by the Borrower or any other Loan Party is pledged to the Collateral Agent for the benefit of the Lenders pursuant to the Security Documents;

(o) any Investment to the extent made using Capital Stock of the Borrower (other than Disqualified Capital Stock) or Capital Stock of any Parent Entity as consideration;

(p) in addition to Investments otherwise expressly permitted by this Section 7.8, Investments by the Borrower or any of its Subsidiaries in an aggregate amount outstanding at any time not to exceed the greater of (x) [     ]% of Consolidated Tangible Assets and (y) $[     ]; provided that (in the case of this clause (y)) such amount shall be increased by the amount of Cumulative Excess Cash Flow Not Otherwise Applied (which shall be available for use hereunder only at any time that the Consolidated Leverage Ratio of the Borrower as at the last day of the Most Recent Four Quarter Period is less than or equal to 4.00 to 1.00);

(q) any Investment in an amount that does not exceed the Available Amount immediately prior to the time of the making of such Investment; provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(r) any Investment in an amount that does not exceed the Available Excluded Contribution Amount immediately prior to the time of the making of such Investment; and

(s) any Investment expressly permitted by Section 7.7.

For purposes of determining compliance with this Section 7.8, in the event that any Investment meets the criteria of more than one of the types of Investments described in clauses (a) through (s) above, the Borrower, in its sole discretion, shall classify such item of Investment and may include the amount and type of such Investment in one or more of such clauses (including in part under one such clause and in part under another such clause).

Section 7.9  Limitations on Certain Acquisitions.

Acquire by purchase or otherwise all the business or assets of, or stock or other evidences of beneficial ownership of, any Person, except that the Borrower and its Subsidiaries shall be allowed to make any such acquisition so long as:

(a) such acquisition is expressly permitted by Section 7.5, or

(b) the aggregate consideration paid by the Borrower and its Subsidiaries for such acquisition (including cash and Indebtedness incurred or assumed in connection with such acquisition) consists of any combination of:

(i) Capital Stock of the Borrower or any Parent Entity; and/or

(ii) Cash, property and/or Indebtedness (whether incurred or assumed) in an aggregate amount not exceeding the greater of (x) the sum of (A) the aggregate Net Cash Proceeds of all Asset Sales pursuant to Section 7.6 not required to be applied to a mandatory prepayment of the Term Loans pursuant to Section 3.4(c)(i)(2) plus (B) Cumulative Excess Cash Flow Not Otherwise Applied and (y) the Available Amount immediately prior to the time of payment of such cash consideration pursuant to this clause (ii)(y); and/or

(iii) Cash, property and/or Indebtedness (whether incurred or assumed) in an aggregate amount not exceeding the Available Excluded Contribution Amount immediately prior to the time of payment of such cash consideration pursuant to this clause (iii); and/or

(iv) other cash, property and Indebtedness (whether incurred or assumed) in an aggregate amount that, when aggregated with all other amounts of such cash and property paid, and Indebtedness incurred or assumed, in each case in reliance on this clause (iv), does not exceed $20,000,000 in the aggregate since the Closing Date; or

(c) (i) immediately after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing as a result of such acquisition, (ii) the Consolidated Leverage Ratio for the Most Recent Four Quarter Period, calculated on a pro forma basis giving effect to such acquisition, is equal to or less than either (x) 4.00 to 1.00 or (y) the Consolidated Leverage Ratio for the Most Recent Four Quarter Period prior to giving effect such acquisition (such calculation to be made in a manner reasonably satisfactory to the Administrative Agent and evidenced by a certificate of a Responsible Officer of the Borrower delivered to the Administrative Agent (which shall promptly deliver copies to each Lender) promptly upon or prior to the consummation of such acquisition), and (iii) the acquired Person and its Subsidiaries (to the extent the same become Wholly Owned Domestic Subsidiaries) shall become Guarantors pursuant to the terms of Section 6.9(b).11

Section 7.10  Limitation on Transactions with Affiliates.

Enter into any transaction, including any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate unless such transaction is (a) otherwise permitted under this Agreement, and (b) upon terms no less favorable to the Borrower or such Subsidiary, as the case may be, than it would obtain in a comparable arm’s length transaction with a Person which is not an Affiliate; provided that nothing contained in this Section 7.10 shall be deemed to prohibit:

(a) the Borrower or any of its Subsidiaries from entering into or performing any consulting, management or employment agreements or other compensation arrangements with a director, officer or employee of the Borrower or any of its Subsidiaries that provides for annual aggregate base compensation not in excess of $[2,000,000] for each such director, officer or employee;

(b) the Borrower or any of its Subsidiaries from entering into or performing an agreement with any CD&R Investor or any Affiliate of any CD&R Investor for the rendering of management, consulting or financial advisory services for compensation not to exceed in the aggregate $[     ] per year plus reasonable out-of-pocket expenses;

(c) the payment of transaction expenses in connection with this Agreement or any of the Transactions;

(d) the Borrower or any of its Subsidiaries from entering into, making payments pursuant to and otherwise performing an indemnification and contribution agreement in favor of any Permitted Holder and each person who is or becomes a director, officer, agent or employee of the Borrower or any of its Subsidiaries

11 [Treatment of Foreign Subsidiaries to be determined.]

or any Parent Entity, in respect of liabilities (A) arising under the Securities Act, the Exchange Act and any other applicable securities laws or otherwise, in connection with any offering of securities by any Parent Entity (provided that, if such Parent Entity shall own any material assets other than the Capital Stock of the Borrower or another Parent Entity, or other assets relating to the ownership interest of such Parent Entity in the Borrower or another Parent Entity, such liabilities shall be limited to the reasonable and proportional share, as determined by the Borrower in its reasonable discretion, of such liabilities relating or allocable to the ownership interest of such Parent Entity in the Borrower or another Parent Entity and such other related assets) or the Borrower or any of its Subsidiaries, (B) incurred to third parties for any action or failure to act of the Borrower or any of its Subsidiaries or any Parent Entity or any of their predecessors or successors, (C) arising out of the performance by any Affiliate of any CD&R of management consulting or financial advisory services provided to the Borrower or any of its Subsidiaries or any Parent Entity, (D) arising out of the fact that any indemnitee was or is a director, officer, agent or employee of the Borrower or any of its Subsidiaries or any Parent Entity, or is or was serving at the request of any such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise or (E) to the fullest extent permitted by Delaware or other applicable state law, arising out of any breach or alleged breach by such indemnitee of his or her fiduciary duty as a director or officer of the Borrower or any of its Subsidiaries or any Parent Entity;

(e) the Borrower or any of its Subsidiaries from performing any agreements or commitments with or to any Affiliate existing on the Closing Date;

(f) any transaction permitted under Sections 3.4(b), 7.4, 7.5, 7.7, 7.8(e) or 7.8(f) and any transaction with a Wholly Owned Subsidiary of the Borrower;

(g) the Borrower from paying to CD&R, any CD&R Investor or any of their respective Affiliates fees of up to $[     ] in the aggregate, plus out-of-pocket expenses, in connection with the Transactions;

(h) the Transactions and all transactions relating thereto and agreements in connection therewith, including the Investment Documents; and

(i) any issuance or sale of Capital Stock of the Borrower or capital contribution to the Borrower.

For purposes of this Section 7.10, (A) any transaction with any Affiliate shall be deemed to have satisfied the standard set forth in clause (b) of the first sentence hereof if (i) such transaction is approved by a majority of the Disinterested Directors of the board of directors of any Parent Entity, the Borrower or such Subsidiary, or (ii) in the event that at the time of any such transaction, there are no Disinterested Directors serving on the board of directors of any Parent Entity, the Borrower or such Subsidiary, such transaction shall be approved by a nationally recognized expert with expertise in appraising the terms and conditions of the type of transaction for which approval is required, and (B) “Disinterested Director” shall mean, with respect to any Person and transaction, a member of the board of directors of such Person who does not have any material direct or indirect financial interest in or with respect to such transaction.

Section 7.11  Limitation on Optional Payments and Modifications of Debt Instruments and Other Documents.

(a) Make any optional payment or prepayment on or optional repurchase or redemption of any Subordinated Indebtedness, other than the Convertible Notes, including any optional payments on account of, or for a sinking or other analogous fund for, the repurchase, redemption, defeasance or other acquisition thereof, except optional payments, prepayments, repurchases, redemptions, defeasance or other acquisition of such Subordinated Indebtedness (x) in an amount that does not exceed the Cumulative Excess Cash Flow Not Otherwise Applied so long as the Consolidated Leverage Ratio of the Borrower for the Most Recent Four Quarter Period (after giving effect to such payment, prepayment, repurchase, redemption, defeasance or other acquisition) is less than or equal to 4.00 to 1.00, (y) in an amount that does not exceed the sum of the Available Amount plus the Available Excluded Contribution Amount immediately prior to the time of making of such optional payment, prepayment, repurchase or redemption or (z) out of the Net Proceeds of, or in exchange for Subordinated Indebtedness or Capital Stock of the Borrower or any Parent Entity.

(b) In the event of the occurrence of a Change of Control, repurchase or repay any Subordinated Indebtedness or any portion thereof, unless the Borrower shall have (i) made payment in full of the Term Loans and any other amounts then due and owing to any Lender or the Administrative Agent hereunder and under any Note or (ii) made an offer to pay the Term Loans and any amounts then due and owing to each Lender and the Administrative Agent hereunder and under any Note and shall have made payment in full thereof to each such Lender or the Administrative Agent which has accepted such offer.

(c) Amend, supplement, waive or otherwise modify any of the provisions of any documents governing Subordinated Indebtedness (including pursuant to an extension, renewal, replacement or refinancing thereof) which amends, supplements, waives, or otherwise modifies any subordination provisions contained therein in any manner that is adverse to the Lenders in any material respect.

Section 7.12  Limitation on Lines of Business.  Enter into any business, either directly or through any Subsidiary or joint venture or similar arrangement described in Section 7.8(l), except for those businesses of the same general type as those in which the Borrower and its Subsidiaries are engaged on the Closing Date or which are reasonably related thereto, taken as a whole.

ARTICLE VIII

EVENTS OF DEFAULT

Section 8.1  Defaults.  If any of the following events shall occur and be continuing:

(a) The Borrower shall fail to pay any principal of any Term Loan when due in accordance with the terms hereof (whether at stated maturity, by mandatory prepayment or otherwise); or the Borrower shall fail to pay any interest on any Term Loan, or any other amount payable hereunder, within five (5) days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b) Any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document (or in any amendment, modification or supplement hereto or thereto) or which is contained in any certificate furnished at any time by or on behalf of any Loan Party pursuant to this Agreement or any such other Loan Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c) Any Loan Party shall default in the observance or performance of any agreement contained in Section 6.7(a) or Article VII of this Agreement or [Section 5.2.2 of the Guarantee and Collateral Agreement]12; provided that, in the case of a default in the observance or performance of its obligations under Section 6.7(a) hereof, such default shall have continued unremedied for a period of two days after a Responsible Officer of the Borrower shall have discovered or should have discovered such default, and provided further that, in the case of a default in the observance of or compliance with its obligations under Section 7.1(a) hereof for any four fiscal quarter period, such default shall have continued unremedied for a period of [five] Business Days after the Calculation Date with respect to such period; or

(d) Any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Article VIII), and such default shall continue unremedied for a period ending on the earlier of (i) the date 32 days after a Responsible Officer of the Borrower shall have discovered or should have discovered such default and (ii) the date 15 days after written notice has been given to the Borrower by the Administrative Agent or the Required Lenders; or

(e) The Borrower or any of its Subsidiaries shall (i) default in (x) any payment of principal of or interest on any Indebtedness in excess of $[     ] or (y) in the payment of any Guarantee Obligation in excess of $[     ], beyond the period of grace, if any, provided in the instrument or agreement under which such

12 The GCA will provide that the Borrower or Guarantor, as applicable, shall maintain insurance as required by Section 6.5, and shall furnish to the Collateral Agent, upon written request, information in reasonable detail as to the insurance carried.

Indebtedness or Guarantee Obligation was created; or (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness or Guarantee Obligation referred to in clause (i) above or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Guarantee Obligation (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice or lapse of time if required, such Indebtedness to become due prior to its stated maturity or such Guarantee Obligation to become payable (an “Acceleration”), and such time shall have lapsed and, if any notice (a “Default Notice”) shall be required to commence a grace period or declare the occurrence of an event of default before notice of Acceleration may be delivered, such Default Notice shall have been given, and (in the case of any Indebtedness or Guarantee Obligation created under the ABL Facility Documents) either a further period of 30 days shall have elapsed or such Acceleration of such Indebtedness or Guarantee Obligation shall have occurred; or

(f) If (i) any Loan Party or any Material Subsidiaries of the Borrower shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other similar relief with respect to it or its debts, or (B) seeking appointment of a receiver, interim receiver, receivers, receiver and manager, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Loan Party or any Material Subsidiaries of the Borrower shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Loan Party or any Material Subsidiaries of the Borrower any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged, unstayed or unbonded for a period of 60 days; or (iii) there shall be commenced against any Loan Party or any Material Subsidiaries of the Borrower any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Loan Party or any Material Subsidiaries of the Borrower shall take any corporate action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Loan Party or any Material Subsidiaries of the Borrower shall be generally unable to, or shall admit in writing its general inability to, pay its debts as they become due; or

(g) Any Person shall engage in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of either of the Borrower or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is in the reasonable opinion of the Administrative Agent likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA other than a standard termination pursuant to Section 4041(b) of ERISA, (v) either of the Borrower or any Commonly Controlled Entity shall, or in the reasonable opinion of the Administrative Agent is reasonably likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, a Multiemployer Plan, or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could be reasonably expected to result in a Material Adverse Effect; or

(h) One or more judgments or decrees shall be entered against the Borrower or any of its Subsidiaries involving in the aggregate at any time a liability (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the

event any appeal thereof shall be unsuccessful) of $[     ] or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

(i) Any of the Security Documents shall cease for any reason to be in full force and effect (other than pursuant to the terms hereof or thereof), or any Loan Party which is a party to any of the Security Documents shall so assert in writing, or (ii) the Lien created by any of the Security Documents shall cease to be perfected and enforceable in accordance with its terms or of the same effect as to perfection and priority purported to be created thereby with respect to any significant portion of the Collateral (other than in connection with any termination of such Lien in respect of any Collateral as permitted hereby or by any Security Document), and such failure of such Lien to be perfected and enforceable with such priority shall have continued unremedied for a period of 20 days; or

(j) A Change of Control shall have occurred;

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Commitments, if any, shall immediately terminate and the Term Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders the Administrative Agent shall, by notice to the Borrower, declare the Commitments to be terminated forthwith, whereupon the Commitments, if any, shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Term Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement to be due and payable forthwith, whereupon the same shall immediately become due and payable.

Section 8.2  Waiver of Notices.  Except as expressly provided above in this Article VIII, presentment, demand, protest and all other notices of any kind are hereby expressly waived.

ARTICLE IX

THE AGENTS AND THE OTHER REPRESENTATIVES

Section 9.1  Appointment.

Each Lender hereby irrevocably designates and appoints [          ] as the Administrative Agent and Collateral Agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes [          ], as Administrative Agent for such Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to or required of the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent and the Other Representatives shall not have any duties or responsibilities, except, in the case of the Administrative Agent and the Collateral Agent, those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent or the Other Representatives. Each of the Agents may perform any of their respective duties under this Agreement, the other Loan Documents and any other instruments and agreements referred to herein or therein by or through its respective officers, directors, agents, employees or affiliates (it being understood and agreed, for avoidance of doubt and without limiting the generality of the foregoing, that the Administrative Agent and Collateral Agent may perform any of their respective duties under the Security Documents by or through one or more of their respective affiliates).

Section 9.2  Delegation of Duties.

In performing its functions and duties under this Agreement, each Agent shall act solely as agent for the Lenders and, as applicable, the other Secured Parties, and no Agent assumes any (and shall not be deemed to have assumed any) obligation or relationship of agency or trust with or for the Borrower or any of its Subsidiaries. Each

Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact (including the Collateral Agent in the case of the Administrative Agent), and shall be entitled to advice of counsel concerning all matters pertaining to such duties. No Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact or counsel selected by it with reasonable care.

Section 9.3  Exculpatory Provisions.

None of the Administrative Agent or any Other Representative nor any of their officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action taken or omitted to be taken by such Person under or in connection with this Agreement or any other Loan Document (except for the gross negligence or willful misconduct of such Person or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates) or (b) responsible in any manner to any of the Lenders for (i) any recitals, statements, representations or warranties made by the Borrower or any other Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent or any Other Representative under or in connection with, this Agreement or any other Loan Document, (ii) for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any Notes or any other Loan Document, (iii) for any failure of the Borrower or any other Loan Party to perform its obligations hereunder or under any other Loan Document, (iv) the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Loan Document, (v) the satisfaction of any of the conditions precedent set forth in Article V, or (vi) the existence or possible existence of any Default or Event of Default. Neither the Administrative Agent nor any Other Representative shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of the Borrower or any other Loan Party. Each Lender agrees that, except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder or given to the Administrative Agent for the account of or with copies for the Lenders, the Administrative Agent and the Other Representatives shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Borrower or any other Loan Party which may come into the possession of the Administrative Agent and the Other Representatives or any of their officers, directors, employees, agents, attorneys-in-fact or Affiliates.

Section 9.4  Reliance by the Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall be fully protected (and shall have no liability to any Person) in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless such Note shall have been transferred in accordance with Section 10.6 and all actions required by such Section in connection with such transfer shall have been taken. Any request, authority or consent of any Person or entity who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee, assignee or endorsee, as the case may be, of such Note or of any Note or Notes issued in exchange therefor. The Administrative Agent shall be fully justified as between itself and the Lenders in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders and/or such other requisite percentage of the Lenders as is required pursuant to Section 10.1(a) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and any Notes and the other Loan Documents in accordance with a request of the Required Lenders and/or such other requisite percentage of the Lenders as is required pursuant to Section 10.1(a), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Term Loans.

Section 9.5  Notice of Default.

The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default,” In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give prompt notice thereof to the Lenders. The Administrative Agent shall take such action reasonably promptly with respect to such Default or Event of Default as shall be directed by the Required Lenders and/or such other requisite percentage of the Lenders as is required pursuant to Section 10.1(a); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

Section 9.6  Acknowledgements and Representations by Lenders.

Each Lender expressly acknowledges that none of the Administrative Agent or the Other Representatives nor any of their officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent or any Other Representative hereafter taken, including any review of the affairs of the Borrower or any other Loan Party, shall be deemed to constitute any representation or warranty by the Administrative Agent or such Other Representative to any Lender. Each Lender represents to the Administrative Agent, the Other Representatives and each of the Loan Parties that, independently and without reliance upon the Administrative Agent, the Other Representatives or any other Lender, and based on such documents and information as it has deemed appropriate, it has made and will make, its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties, it has made its own decision to make its Term Loans hereunder and enter into this Agreement and it will make its own decisions in taking or not taking any action under this Agreement and the other Loan Documents and, except as expressly provided in this Agreement, neither the Administrative Agent nor any Other Representative shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Term Loans or at any time or times thereafter. Each Lender represents to each other party hereto that it is a bank, savings and loan association or other similar savings institution, insurance company, investment fund or company or other financial institution which makes or acquires commercial loans in the ordinary course of its business, that it is participating hereunder as a Lender for such commercial purposes, and that it has the knowledge and experience to be and is capable of evaluating the merits and risks of being a Lender hereunder. Each Lender acknowledges and agrees to comply with the provisions of Section 10.6 applicable to the Lenders hereunder.

Section 9.7  Indemnification.

(a) The Lenders agree to indemnify each Agent (or any Affiliate thereof) (to the extent not reimbursed by the Borrower or any other Loan Party and without limiting the obligation of the Borrower to do so), ratably according to their respective Total Credit Percentages in effect on the date on which indemnification is sought under this Section from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including at any time following the payment of the Term Loans) be imposed on, incurred by or asserted against the Administrative Agent (or any Affiliate thereof) in any way relating to or arising out of this Agreement, any of the other Loan Documents or the transactions contemplated hereby or thereby or any action taken or omitted by any Agent (or any Affiliate thereof) under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements to the extent arising from (a) such Agent’s gross negligence or willful misconduct or (b) claims made or legal proceedings commenced against such Agent by any security holder or creditor thereof arising out of and based upon rights afforded any such security holder or creditor solely in its capacity as such. The agreements in this Section shall survive the payment of the Term Loans and all other amounts payable hereunder.

(b) The agreements in this Section 9.7 shall survive the payment of all Borrower Obligations and Guaranteed Obligations (each as defined in the Guarantee and Collateral Agreement).

Section 9.8  The Administrative Agent and Other Representatives in Their Individual Capacity.

The Administrative Agent, the Other Representatives and their Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower or any other Loan Party as though the Administrative Agent and the Other Representatives were not the Administrative Agent or the Other Representatives hereunder and under the other Loan Documents. With respect to Term Loans made or renewed by them and any Note issued to them, the Administrative Agent and the Other Representatives shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though they were not the Administrative Agent or an Other Representative, and the terms “Lender” and “Lenders” shall include the Administrative Agent and the Other Representatives in their individual capacities.

Section 9.9  Collateral Matters.

(a) Each Lender authorizes and directs the Collateral Agent to (x) enter into the Security Documents and the Intercreditor Agreement for the benefit of the Lenders and the other Secured Parties and (y) enter into any amendments, amendments and restatements, restatements or waivers of or supplements to or other modifications to the Intercreditor Agreement or enter into a separate intercreditor agreement in connection with the incurrence of any Loan Party or any Subsidiary thereof of Additional Indebtedness (the “Intercreditor Agreement Supplement”) to permit such Additional Indebtedness to be secured by a valid, perfected lien (with such priority as may be designated by the relevant Loan Party or Subsidiary, to the extent such priority is permitted by the Loan Documents). Each Lender hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, any action taken by the Collateral Agent or the Required Lenders in accordance with the provisions of this Agreement, the Security Documents or the Intercreditor Agreement (as amended by any Intercreditor Agreement Supplement), and the exercise by the Agents or the Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Collateral Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time, to take any action with respect to any Collateral or Security Documents which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Security Documents.

(b) The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to, and the Administrative Agent and the Collateral Agent, as applicable, shall release any Lien granted to or held by such Agent upon any Collateral (i) upon termination of the Commitments and payment and satisfaction of all of the obligations under the Loan Documents at any time arising under or in respect of this Agreement or the Loan Documents or the transactions contemplated hereby or thereby, (ii) upon the sale or other Disposition of such Collateral (to a Person other than a Loan Party) expressly permitted under Section 7.6, including sales in the ordinary course of business, (iii) upon any merger, amalgamation, consolidation, sale, lease, transfer or other Disposition expressly permitted under Section 7.5 and (iv) if approved, authorized or ratified in writing by the Required Lenders (or such greater amount, to the extent required by Section 10.1) or (v) as otherwise may be expressly provided in the relevant Security Documents. Upon request by the Administrative Agent or the Collateral Agent, at any time, the Lenders shall confirm in writing such Agent’s authority to release particular types or items of Collateral pursuant to this Section 9.9.

(c) No Agent shall have any obligation whatsoever to the Lenders to assure that the Collateral exists or is owned by the Borrower or any of its Subsidiaries or is cared for, protected or insured or that the Liens granted to any Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Agents in this Section 9.9 or in any of the Security Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, each Agent may act in any manner it may deem appropriate, in its sole discretion, given such Agent’s own interest in the Collateral as Lender and that no Agent shall have any duty or liability whatsoever to the Lenders, except for its gross negligence or willful misconduct.

(d) The Collateral Agent may, and hereby does, appoint the Administrative Agent as its agent for the purposes of holding any Collateral and/or perfecting the Collateral Agent’s security interest therein and for the purpose of taking such other action with respect to the collateral as such Agents may from time to time agree.

Section 9.10  Successor Agent.

(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

(b) If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

(c) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.

Section 9.11  Other Representatives.

None of the entities identified as joint bookrunners and joint lead arrangers pursuant to the definition of Other Representative contained herein, shall have any duties or responsibilities hereunder or under any other Loan Document in its capacity as such.

Section 9.12  Withholding Tax.

To the extent required by any applicable law, each Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding tax, and in no event shall such Agent be required to be responsible for or pay any additional amount with respect to any such withholding. If the Internal Revenue Service or any other Governmental Authority asserts a claim that any Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify such Agent of a change in circumstances which rendered the exemption from or reduction of withholding tax ineffective or for any other reason, such Lender shall indemnify such Agent fully for all amounts paid, directly or indirectly, by such Agent as tax or otherwise, including any penalties or interest and together with any expenses incurred.

ARTICLE X

MISCELLANEOUS

Section 10.1  Amendments and Waivers.

(a) Neither this Agreement nor any other Loan Document, nor any terms hereof or thereof, may be amended, supplemented, modified or waived except in accordance with the provisions of this Section 10.1. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent and the Collateral Agent may, from time to time, (x) enter into with the respective Loan Parties hereto or thereto, as the case may be, written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or to the other Loan Documents or changing, in any manner the rights or obligations of the Lenders or the Loan Parties hereunder or thereunder or (y) waive at any Loan Party’s request, on such terms and conditions as the Required Lenders, the Administrative Agent or the Collateral Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall:

(i) reduce the amount or extend the scheduled date of maturity of any Term Loan or of any scheduled installment thereof under Section 2.3, or reduce or forgive the stated rate of any interest, commission or fee payable hereunder (other than as a result of any waiver of the applicability of any post-default increase in interest rates), or extend the scheduled date of any payment thereof, or increase the amount or extend the expiration date of any Lender’s Commitment, or change the currency in which any Term Loan is payable, in each case without the consent of each Lender directly and adversely affected thereby (it being understood that (x) waivers, amendment, supplements or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the aggregate Commitment of all Lenders shall not constitute an increase of the Commitment of any Lender, and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase in the Commitment of such Lender and (y) any waiver, amendment, supplement or modification of Section 3.4 or Section 3.7 shall not be subject to this clause (i));

(ii) amend, modify or waive any provision of this Section 10.1(a)or reduce the percentage specified in the definition of Required Lenders, or consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents (other than pursuant to Section 7.5 or Section 10.6(a)), in each case without the written consent of all the Lenders;

(iii) release any Guarantor under any Security Document, or, in the aggregate (in a single transaction or a series of related transactions), substantially all of the Collateral without the consent of all of the Lenders, except as expressly permitted hereby or by any Security Document (as such documents are in effect on the date hereof or, if later, the date of execution and delivery thereof in accordance with the terms hereof);

(iv) require any Lender to make Term Loans having an Interest Period of longer than six months without the consent of such Lender; or

(v) amend, modify or waive any provision of Article IX without the written consent of the then Administrative Agent and of any Other Representative affected thereby;

provided further that, notwithstanding the foregoing, the Collateral Agent may, in its discretion, release the Lien on Collateral valued in the aggregate not in excess of $[10,000,000] in any fiscal year without the consent of any Lender.

(b) Any waiver and any amendment, supplement or modification pursuant to this Section 10.1 shall apply to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Term Loans. In the case of any waiver, each of the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

(c) Notwithstanding any provision herein to the contrary, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrowers (x) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the existing Facilities and the accrued interest and fees in respect thereof, (y) to include, as appropriate, the Lenders holding such credit facilities in any required vote or action of the Required Lenders or of the Lenders of each Facility hereunder and (z) to provide class protection for any additional credit facilities in a manner consistent with those provided the original Facilities pursuant to the provisions of Section 10.1(a) as originally in effect.

(d) Notwithstanding the fact that the consent of all the Lenders is required in certain circumstances as set forth in Section 10.1(a), (x) each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Term Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein and (y) the Required Lenders may consent to allow a Borrower or Guarantor to use cash collateral in the context of a bankruptcy or insolvency proceeding.

(e) If, in connection with any proposed change, waiver, discharge or termination of or to any of the provisions of this Agreement and/or any other Loan Document as contemplated by Section 10.1(a), the consent of each Lender or each affected Lender, as applicable, is required and the consent of the Required Lenders at such time is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained (each such other Lender, a “Non-Consenting Lender”), then the Borrower may, on written notice to the Administrative and the Non-Consenting Lender, replace such Non-Consenting Lender by causing such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.6 (with the assignment fee and any other costs and expenses to be paid by the Borrower in such instance) all of its rights and obligations under this Agreement to one or more assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender; provided, further, that the applicable assignee shall have agreed to the applicable change, waiver, discharge or termination of this Agreement and/or the other Loan Documents; and provided, further, that all obligations of the Borrower owing to the Non-Consenting Lender relating to the Term Loans and participations so assigned shall be paid in full by the assignee Lender to such Non-Consenting Lender concurrently with such Assignment and Acceptance. In connection with any such replacement under this Section 10.1(e), if the Non-Consenting Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Acceptance and/or any other documentation necessary to reflect such replacement within a period of time deemed reasonable by the Borrower after the later of (a) the date on which the replacement Lender executes and delivers such Assignment and Acceptance and/or such other documentation and (b) the date as of which all obligations of the Borrower owing to the Non-Consenting Lender relating to the Term Loans and participations so assigned shall be paid in full by the assignee Lender to such Non-Consenting Lender, then such Non-Consenting Lender shall be deemed to have executed and delivered such Assignment and Acceptance and/or such other documentation as of such date and the Borrower shall be entitled (but not obligated) to execute and deliver such Assignment and Acceptance and/or such other documentation on behalf of such Non-Consenting Lender.

Section 10.2  Notices.

(a) All notices, requests, and demands to or upon the respective parties hereto to be effective shall be in writing (including telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, electronic communication (including electronic message attachment and internet or intranet websites reasonably approved by the Administrative Agent) or, delivery by a nationally recognized overnight courier, when received, addressed as follows in the case of the Borrower, the Administrative Agent and the Collateral Agent, and as set forth in Schedule A in the case of the other parties hereto, or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Term Loans:

The Borrower:

NCI Building Systems, Inc.
10943 N. Sam Houston Parkway W.
Houston, Texas 77064
Attention: Chief Financial Officer
Facsimile: [          ]
Telephone: [          ]
Email: mejohnson@ncilp.com

with copies (which copies will not constitute notice) to:

[To be specified by CD&R]

The Administrative Agent and the Collateral Agent

[          ]
Attention: [          ]
Facsimile: [          ]
Telephone: [          ]
Email: [          ]

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders pursuant to Sections 3.2, 3.4 or 3.7 shall not be effective until received.

(b) Without in any way limiting the obligation of any Loan Party and its Subsidiaries to confirm in writing any telephonic notice permitted to be given hereunder, the Administrative Agent may prior to receipt of written confirmation act without liability upon the basis of such telephonic notice, believed by the Administrative Agent in good faith to be from a Responsible Officer.

Section 10.3  No Waiver; Cumulative Remedies.

No failure to exercise and no delay in exercising, on the part of the Administrative Agent, any Lender or any Loan Party, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Section 10.4  Survival of Representations and Warranties.

All representations and warranties made hereunder and in the other Loan Documents (or in any amendment, modification or supplement hereto or thereto) and in any certificate delivered pursuant hereto or such other Loan Documents shall survive the execution and delivery of this Agreement and the making of the Term Loans hereunder.

Section 10.5  Payment of Expenses and Taxes.

The Borrower agrees (a) to pay or reimburse the Agents and the Other Representatives for (1) all their reasonable out-of-pocket costs and expenses incurred in connection with (i) the syndication of the Facilities and the development, preparation, execution and delivery of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, (ii) the consummation and administration of the transactions (including the syndication of the Commitments) contemplated hereby and thereby and (iii) efforts to monitor the Term Loans and verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral, and (2) (i) the reasonable fees and disbursements of [          ] and such other special or local counsel, consultants, advisors, appraisers and auditors whose retention (other than during the continuance of an Event of Default) is approved by the Borrower, (b) to pay or reimburse each Lender and the Agents for all their reasonable costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any other documents prepared in connection herewith or therewith, including the fees and disbursements of counsel to the Agents and the Lenders, (c) to pay, indemnify, or reimburse each Lender and the Agents for, and hold each Lender and the Agents harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify or reimburse each Lender, each Agent, their respective affiliates, and their respective officers, directors, trustees, employees, shareholders, members, attorneys and other advisors, agents and controlling persons (each, an “Indemnitee”) for, and hold each Indemnitee harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any of the foregoing relating to the use of proceeds of the Term Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Borrower of any of its Subsidiaries or any of the property of the Borrower or any of its Subsidiaries (all the foregoing in this clause (d), collectively, the “Indemnified Liabilities”), provided that the Borrower shall not have any obligation hereunder to the Administrative Agent, any other Agent or any Lender with respect to Indemnified Liabilities arising from (i) the gross negligence or willful misconduct of the Administrative Agent, any other Agent or any such Lender (or any of their respective directors, trustees, officers, employees, agents, successors and assigns) or (ii) claims made or legal proceedings commenced against the Administrative Agent, any other Agent or any such Lender by any security holder or creditor thereof arising out of and based upon rights afforded any such security holder or creditor solely in its capacity as such. No Indemnitee shall be liable for any consequential or punitive damages in connection with the Facilities. All amounts due under this Section shall be payable not later than 30 days after written demand therefor. Statements reflecting amounts payable by the Loan Parties pursuant to this Section shall be submitted to the address of the Borrower set forth in Section 10.2, or to such other Person or address as may be hereafter designated by the Borrower in a notice to the Administrative Agent. Notwithstanding the foregoing, except as provided in clauses (b) and (c) above, the Borrower shall have no obligation under this Section 10.5 to any Indemnitee with respect to any Taxes. The agreements in this Section shall survive repayment of the Term Loans and all other amounts payable hereunder.

Section 10.6  Successors and Assigns; Participations and Assignments.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) other than in accordance with Section 7.5, none of the Loan Parties may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Loan Party without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

(b) (i) Subject to the conditions set forth in Section 10.6(b)(ii) below, any Lender other than a Conduit Lender may, in the ordinary course of business and in accordance with applicable law, assign to one or more assignees (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including its Tranche B Term Loan Commitment and/or Term Loans, pursuant to an Assignment and Acceptance, substantially in the form of Exhibit F) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(1) the Borrower, provided that no consent of the Borrower shall be required for an assignment to a Lender, an affiliate of a Lender, an Approved Fund (as defined below), a CD&R Holder or, if an Event of Default under Sections 8.1(a) or 8.1(f) has occurred and is continuing, any other Person; provided, further, that if any Lender assigns all or a portion of its rights and obligations under this Agreement to one of its affiliates in connection with or in contemplation of the sale or other disposition of its interest in such affiliate, the Borrower’s prior written consent shall be required for such assignment; and

(2) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment to a Lender, an affiliate of a Lender or a CD&R Holder.

(ii) Assignments shall be subject to the following additional conditions:

(1) except in the case of an assignment to a Lender, an affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Term Loans under any Facility, the amount of the Commitments or Term Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless the Borrower and the Administrative Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default under Section 8.1(a) or Section 8.1(f) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;

(2) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500; provided that for concurrent assignments to two or more Approved Funds such assignment fee shall only be required to be paid once in respect of and at the time of such assignments; and

(3) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire.

For the purposes of this Section 10.6, the term “Approved Fund” has the following meaning: “Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Acceptance the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of (and bound by any related obligations under) Sections 3.8, 3.9, 3.10, 3.11, 3.12, 10.5 and 10.17). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Borrower hereby designates the Administrative Agent, and the Administrative Agent agrees, to serve as the Borrower’s agent, solely for purposes of this Section 10.6, to maintain at one of its offices in New York, New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and interest and principal amount of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an Assignee, the Assignee’s completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance, record the information contained therein in the Register and give prompt notice of such assignment and recordation to the Borrower. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(vi) On or prior to the effective date of any assignment pursuant to this Section 10.6(b), the assigning Lender shall surrender any outstanding Notes held by it all or a portion of which are being assigned. Any Notes surrendered by the assigning Lender shall be returned by the Administrative Agent to the Borrower marked “cancelled.”

(c) Notwithstanding the foregoing, no Assignee, which as of the date of any assignment to it pursuant to this Section 10.6 would be entitled to any payment under Sections 3.9, 3.10 or 10.5 in an amount greater than the assigning Lender would have been entitled to as of such date under such Sections with respect to the rights assigned, shall be entitled to such greater payments unless the assignment was made after an Event of Default under Section 8.1(a) or 8.1(f) has occurred and is continuing or the Borrower has expressly consented in writing to waive the benefit of this provision at the time of such assignment.

(i) Any Lender other than a Conduit Lender may, in the ordinary course of its business and in accordance with applicable law, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Term Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (C) such Lender shall remain the holder of any such Term Loan for all purposes under this Agreement and the other Loan Documents, and (D) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 10.1(a) and (2) directly affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of (and shall have the related obligations under) Sections 3.9, 3.10, 3.11, 3.12 and 10.5 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.7(b) as though it were a Lender, provided that such Participant shall be subject to Section 10.7(a) as though it were a Lender.

(ii) No Loan Party shall be obligated to make any greater payment under Sections 3.9, 3.10 or 10.5 than it would have been obligated to make in the absence of any participation, unless the sale of such participation is made with the prior written consent of the Borrower and the Borrower expressly waives the benefit of this provision at the time of such participation. Any Participant shall not be entitled to the benefits of Section 3.10 unless such Participant complies with Section 3.10(b) and provides the forms and certificates referenced therein to the Lender that granted such participation.

(d) Any Lender, without the consent of the Borrower or the Administrative Agent, may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute (by foreclosure or otherwise) any such pledgee or Assignee for such Lender as a party hereto.

(e) No assignment or participation made or purported to be made to any Assignee or Participant shall be effective without the prior written consent of the Borrower if it would require the Borrower to make any filing with any Governmental Authority or qualify any Term Loan or Note under the laws of any jurisdiction, and the Borrower shall be entitled to request and receive such information and assurances as it may reasonably request from any Lender or any Assignee or Participant to determine whether any such filing or qualification is required or whether any assignment or participation is otherwise in accordance with applicable law.

(f) In the event of a Defaulting Lender, the Borrower may, on prior written notice to the Administrative Agent and the Defaulting Lender, replace such Defaulting Lender by causing such Defaulting Lender to (and such Defaulting Lender shall be obligated to) assign pursuant to Section 10.6 (with the assignment fee and any other costs and expenses to be paid by the Borrower in such instance) all of its rights and obligations under this Agreement to one or more assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender; and provided, further, that all obligations of the Borrower owing to the Defaulting Lender relating to the Term Loans and participations so assigned shall be paid in full by the assignee Lender to such Defaulting Lender concurrently with such Assignment and Acceptance. In connection with any such replacement under this Section 10.6(f), if the Defaulting Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Acceptance and/or any other documentation necessary to reflect such replacement within a period of time deemed reasonable by the Administrative Agent after the later of (a) the date on which the replacement Lender executes and delivers such Assignment and Acceptance and/or such other documentation and (b) the date as of which all obligations of the Borrower owing to the Defaulting Lender relating to the Term Loans and participations so assigned shall be paid in full by the assignee Lender to such Defaulting Lender, then such Defaulting Lender shall be deemed to have executed and delivered such Assignment and Acceptance and/or such other documentation as of such date and the Borrower shall be entitled (but not obligated) to execute and deliver such Assignment and Acceptance and/or such other documentation on behalf of such Defaulting Lender.

(g) Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Term Loans it may have funded hereunder to its designating Lender without the consent of the Borrower or the Administrative Agent and without regard to the limitations set forth in Section 10.6(b). The Borrower, each Lender and the Administrative

Agent hereby confirms that it will not institute against a Conduit Lender or join any other Person in instituting against a Conduit Lender any domestic or foreign bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state, federal or provincial bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided, however, that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance. Each such indemnifying Lender shall pay in full any claim received from the Borrower pursuant to this Section 10.6(g) within 30 Business Days of receipt of a certificate from a Responsible Officer of the Borrower specifying in reasonable detail the cause and amount of the loss, cost, damage or expense in respect of which the claim is being asserted, which certificate shall be conclusive absent manifest error. Without limiting the indemnification obligations of any indemnifying Lender pursuant to this Section 10.6(g), in the event that the indemnifying Lender fails timely to compensate the Borrower for such claim, any Term Loans held by the relevant Conduit Lender shall, if requested by the Borrower, be assigned promptly to the Lender that administers the Conduit Lender and the designation of such Conduit Lender shall be void.

(h) If the Borrower wishes to replace the Term Loans or Commitments under any Facility with ones having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three Business Days’ advance notice to the Lenders under such Facility, instead of prepaying the Term Loans or reducing or terminating the Commitments to be replaced, to (i) require the Lenders under such Facility to assign such Term Loans or Commitments to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 10.1. Pursuant to any such assignment, all Term Loans and Commitments to be replaced shall be purchased at par (allocated among the Lenders under such Facility in the same manner as would be required if such Term Loans were being optionally prepaid or such Commitments were being optionally reduced or terminated by the Borrower), accompanied by payment of any accrued interest and fees thereon and any amounts owing pursuant to Section 3.11. By receiving such purchase price, the Lenders under such Facility shall automatically be deemed to have assigned the Term Loans or Commitments under such Facility pursuant to the terms of the form of Assignment and Acceptance attached hereto as Exhibit F, and accordingly no other action by such Lenders shall be required in connection therewith. The provisions of this paragraph are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

Section 10.7  Adjustments; Set-off; Calculations; Computations.

(a) If any Lender (a “benefited Lender”) shall at any time receive any payment from the Borrower or any Subsidiary thereof of all or part of its Term Loans owing to it or interest thereon, or receive any collateral from the Borrower or any Subsidiary thereof in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 8.1(f), or otherwise (except pursuant to Sections 3.4, 3.12(d) or 10.5), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Term Loans owing to it, or interest thereon, such benefited Lender shall purchase for cash from the other Lenders an interest (by participation, assignment or otherwise) in such portion of each such other Lender’s Term Loans owing to it, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without.

(b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon the occurrence of an Event of Default under Section 8.1(a) to set-off and appropriate and apply against any amount then due and payable under Section 8.1(a) by the Borrower any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.

Section 10.8  Judgment.

(a) If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 10.8 referred to as the “Judgment Currency”) an amount due under any Loan Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 10.8 being hereinafter in this Section 10.8 referred to as the “Judgment Conversion Date”).

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 10.8(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Loan Party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any Loan Party under this Section 10.8(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(c) The term “rate of exchange” in this Section 10.8 means the rate of exchange at which the Administrative Agent, on the relevant date at or about 12:00 noon (New York time), would be prepared to sell, in accordance with its normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

Section 10.9  Counterparts.

This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of such counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be delivered to the Borrower and the Administrative Agent.

Section 10.10  Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.11  Amendment.

As of the Closing Date, the terms, conditions, agreements, covenants, representations and warranties set forth in the Original Credit Agreement shall be amended and restated in their entirety, and as so amended and restated, replaced and superseded, by the terms, conditions, agreements, covenants, representations and warranties set forth in this Agreement. The amendment and restatement contained herein shall not, in any manner, be construed to constitute payment of, or impair, limit, cancel or extinguish, or constitute a novation in respect of, the Indebtedness and other obligations and liabilities of the Borrower evidenced by or arising under the Original Credit Agreement.

Section 10.12  Integration.

This Agreement and the other Loan Documents represent the entire agreement of each of the Loan Parties party hereto, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by any of the Loan Parties party hereto, the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

Section 10.13  GOVERNING LAW.

THIS AGREEMENT AND ANY NOTES AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT AND ANY NOTES SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 10.14  Submission to Jurisdiction; Waivers.

(a) Each party hereto hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower, the applicable Lender or the Administrative Agent, as the case may be, at the address specified in Section 10.2 or at such other address of which the Administrative Agent, any such Lender and the Borrower shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this section any consequential or punitive damages.

Section 10.15  Acknowledgements.

The Borrower hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;

(b) neither the Administrative Agent nor any Other Representative or Lender has any fiduciary relationship with or duty to the Borrower arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Administrative Agent and Lenders, on the one hand, and the Borrower, on the other hand, in connection herewith or therewith is solely that of creditor and debtor; and

(c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby and thereby among the Lenders or among any of the Borrower and the Lenders.

Section 10.16  WAIVER OF JURY TRIAL.

EACH OF THE BORROWER, THE AGENTS AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY NOTES OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

Section 10.17  Confidentiality.

Each Agent and each Lender agrees to keep confidential any information (a) provided to it by or on behalf of the Borrower, or any of their respective Subsidiaries pursuant to or in connection with the Loan Documents or (b) obtained by such Lender based on a review of the books and records of the Borrower or any of their respective Subsidiaries; provided that nothing herein shall prevent any Lender from disclosing any such information (i) to any Agent, any Other Representative or any other Lender, (ii) to any Transferee, or prospective Transferee or any creditor or any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations which agrees to comply with the provisions of this section pursuant to a written instrument (or electronically recorded agreement from any Person listed above in this clause (ii), which Person has been approved by the Borrower (such approval not be unreasonably withheld), in respect to any electronic information) for the benefit of the Borrower (it being understood that each relevant Lender shall be solely responsible for obtaining such instrument (or such electronically recorded agreement)), (iii) to its affiliates and the employees, officers, directors, agents, attorneys, accountants and other professional advisors of it and its affiliates, provided that such Lender shall inform each such Person of the agreement under this Section 10.17 and take reasonable actions to cause compliance by any such Person referred to in this clause (iii) with this agreement (including, where appropriate, to cause any such Person to acknowledge its agreement to be bound by the agreement under this Section 10.17), (iv) upon the request or demand of any Governmental Authority having jurisdiction over such Lender or its affiliates or to the extent required in response to any order of any court or other Governmental Authority or as shall otherwise be required pursuant to any Requirement of Law, provided that such Lender shall, unless prohibited by any Requirement of Law, notify the Borrower of any disclosure pursuant to this clause (iv) as far in advance as is reasonably practicable under such circumstances, (v) which has been publicly disclosed other than in breach of this Agreement, (vi) in connection with the exercise of any remedy hereunder, under any Loan Document or under any Interest Rate Protection Agreement, (vii) in connection with periodic regulatory examinations and reviews conducted by the National Association of Insurance Commissioners or any Governmental Authority having jurisdiction over such Lender or its affiliates (to the extent applicable), (viii) in connection with any litigation to which such Lender (or, with respect to any Interest Rate Protection Agreement, any affiliate of any Lender party thereto) may be a party, subject to the proviso in clause (iv), and (ix) if, prior to such information having been so provided or obtained, such information was already in an Agent’s or a Lender’s possession on a non-confidential basis without a duty of confidentiality to the Borrower being violated. Notwithstanding any other provision of this Agreement, any other Loan Document or any Assignment and Acceptance, the confidentiality provisions of this Section 10.17 shall survive with respect to each Lender and Agent until the second anniversary of such Lender or Agent ceasing to be a Lender or Agent, respectively.

Section 10.18  Additional Indebtedness.  In connection with the incurrence by any Loan Party or any Subsidiary thereof of Additional Indebtedness, each of the Administrative Agent and the Collateral Agent agree to execute and deliver the Intercreditor Agreement Supplement and any amendments, amendments and restatements, restatements or waivers of or supplements to or other modifications to, any Security Document, and to make or consent to any filings or take any other actions in connection therewith, as may be reasonably deemed by the Borrower to be necessary or reasonably desirable for any Lien on the property or assets of any Loan Party permitted to secure such Additional Indebtedness to become a valid, perfected lien (with such priority as may be designated by the relevant Loan Party or Subsidiary, to the extent such priority is permitted by the Loan Documents) pursuant to the Security Document being so amended, amended and restated, restated, waived, supplemented or otherwise modified or otherwise.

Section 10.19  USA Patriot Act Notice.  Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies the Borrower, which information includes the name of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act, and the Borrower agrees to provide such information from time to time to any Lender upon its written request.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

[SIGNATURE PAGES TO BE PROVIDED SEPARATELY]

ANNEX K

Capitalized term used but not otherwise defined herein shall have the meanings ascribed to them in the lock-up agreement (dated October 8, 2009) (see Annex O).

1. Upon the effectiveness of the Restatement on the Closing Date, the Lenders that execute the new credit agreement (in the form of the Form of Amended Credit Agreement after giving effect to the matters referred to in this Schedule B) prior to the filing of the Prepackaged Plan shall receive a consent fee equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that is prepaid pursuant to the Prepayment, in addition to the consent fee previously offered by the Company equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that remain outstanding after giving effect to the Prepayment. Such fees shall be paid to the Administrative Agent for the account of such Lenders. Such fees together comprise the total consent fee to be paid to such Lenders with respect to the Restatement and related transactions.

2. The definition of the term “Applicable Margin” in the Form of Amended Credit Agreement will be modified (a) to substitute “5.00% per annum” for “4.00% per annum” with respect to ABR Loans, and “6.00% per annum” for “5.00% per annum” with respect to Eurocurrency Loans, respectively, in clause (i) thereof, and (b) to insert the phrase “ending on or after October 30, 2011” after the phrase “most recently completed fiscal quarter of the Borrower” in clause (ii) thereof.

3. The following definition will be added to the Form of Amended Credit Agreement in appropriate alphabetical order:

“2009 Tax Refund”: any U.S. federal or state income tax refund received by the Borrower or any Subsidiary thereof (including the amount of such refund that would have been received by the Borrower or such Subsidiary but for being utilized to offset any tax liability otherwise payable by the Borrower or such Subsidiary) to the extent attributable to (and that would not have been so received but for) any carryback of net operating losses, capital losses, tax credits or similar tax attributes, if any, of the Borrower and its Subsidiaries for the taxable year ended on November 1, 2009 to any prior taxable year, provided that, for these purposes, (i) the amount of any state income tax refund shall be net of U.S. federal income tax cost thereof to the Borrower or any of its Subsidiaries, (ii) a 2009 Tax Refund shall not include any refund of state income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof and (iii) a 2009 Tax Refund shall not include any refund of U.S. federal income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof unless the amount of such refund exceeds $4,000,000.

“Tax Refund Calculation Date”: (i) each day on which the Borrower or any Subsidiary receives a 2009 Tax Refund of U.S. federal income taxes and (ii) the last day of any fiscal quarter of the Borrower if during such fiscal quarter the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes, in the aggregate, in excess of $100,000, provided that if, during any fiscal quarter, the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes that, in the aggregate, do not exceed $100,000, then the amount of such 2009 Tax Refunds received in such fiscal quarter shall be treated as being received by the Borrower and its Subsidiaries in the immediately following fiscal quarter for the purpose of this clause (ii).

4. The definition of “Excess Cash Flow” in the Form of Amended Credit Agreement will be modified to delete the words “plus (m)” in the last line thereof and insert in lieu thereof the words “minus (m) to the extent included in calculating EBITDA for such period, any 2009 Tax Refund or any portion thereof, plus (n).”

5. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to renumber paragraph (iii) as paragraph (iv).

6. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to insert a new paragraph (iii) in numerical order as follows:

“(iii) On or before the date (each such date, a “Tax Refund Prepayment Date”) that is 45 calendar days after each Tax Refund Calculation Date, the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), prepay the Term Loans in an amount equal to the Tax Refund Prepayment Amount (if greater than zero) with respect to such Tax Refund Calculation Date. As used herein, the term “Tax Refund Prepayment Amount” with respect to any Tax Refund Calculation Date means the amount equal to the excess of (1) the greater of (x) $10 million and (y) 50%

of the aggregate amount of all 2009 Tax Refunds received by the Borrower and its Subsidiaries from the date of this Agreement to such Tax Refund Calculation Date over (2) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a) (other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(ii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(ii)), repurchased pursuant to Section 3.4(b) or prepaid pursuant to this Section 3.4(c)(iii), in each case from the date of this Agreement to the Tax Refund Prepayment Date corresponding to such Tax Refund Calculation Date.”

7. Section 3.4(c)(ii) will be modified to insert the phrase “(other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(iii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(iii))” after the phrase “the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a)” where it appears twice in Section 3.4(c)(ii).

8. Article VI of the Form of Amended Credit Agreement will be modified to add the following:

“Section 6.11 2009 Tax Refund.

“The Borrower shall use reasonable best efforts to obtain the maximum amount of any 2009 Tax Refund of U.S. federal income taxes and shall use commercially reasonable efforts to obtain any 2009 Tax Refund of state income taxes, in each case that is legally due to the Borrower or any Subsidiary thereof, as soon as reasonably practicable and based on positions determined by the Borrower in good faith and consistent with past practice of the Borrower and its Subsidiaries in the ordinary course, provided that this Section 6.11 shall not apply to any 2009 Tax Refund of state income taxes that, in the good faith judgment of the Borrower, is not expected to be greater than $25,000, and provided, further, that neither the Borrower nor any Subsidiary thereof shall be required to file any tax return prior to the due date (taking into account applicable extensions) for filing such tax return.”

9. Article VI of the Form of Amended Credit Agreement will be modified to add a new affirmative covenant that will read as follows:

“Section 6.12 Notice of Any ABL Refinancing.

“If the Borrower shall have determined to replace or refinance the ABL Facility Agreement, the Borrower shall give notice to the Administrative Agent of such determination (and the Administrative Agent agrees to so notify the Lenders). The Lenders shall have an opportunity (for such period of time as the Borrower shall in good faith determine to be reasonable) to make a proposal to provide such replacement or refinancing of the ABL Facility Agreement, provided that (i) the Borrower shall not have any obligation to accept any such proposal or to enter into, continue or consummate any discussions, negotiations, understanding or agreement with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, (ii) if the Borrower elects to enter into any discussions or negotiations with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, the Borrower shall have the right in its sole discretion to suspend, discontinue or terminate such discussions or negotiations at any time or from time to time, and (iii) notwithstanding any other provision hereof, the Borrower shall not have any liability to any of the Lenders with respect to any fees, expenses or other obligations or liabilities that any of the Lenders or any other Person may incur in making any such proposal or in entering into or continuing any such discussions or negotiations.”

10. Section 9.10 of the Form of Amended Credit Agreement will be modified to read as follows:

“(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign or be removed as Administrative Agent or Collateral Agent, respectively, under this Agreement and the other Loan Documents, as follows:

“(i) The Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

“(ii) If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(iii) If an ABL Default Event shall have occurred and be continuing, and the Administrative Agent or Collateral Agent, as applicable, is an Affiliate of or the same Person as the administrative agent or collateral agent under the ABL Facility Agreement, the Required Lenders may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(b) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.

“(c) Any successor agent shall be subject to approval by the Borrower, which approval (i) shall not be unreasonably withheld or delayed in the case of any successor agent that is a commercial bank with a combined capital and surplus of at least $500,000,000 and (ii) may otherwise be withheld by the Borrower in its sole discretion. It is understood and agreed that the Borrower shall have no obligation to pay any fee to any successor agent that is greater than or in addition to the fees payable to the Administrative Agent on the date hereof.”

11. The Form of Amended Credit Agreement will be modified to include a definition of “ABL Default Event” that will provide that an ABL Default Event will have occurred if any of certain specified major events of default has occurred and is continuing, and the administrative agent or collateral agent under the ABL Facility Agreement shall have exercised any remedy provided for thereunder and shall not have rescinded such action.

Annex L

CONFIDENTIAL

August 31, 2009

Board of Directors
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

Members of the Board of Directors:

We understand that NCI Building Systems, Inc. (the “Company”) and Clayton, Dubilier & Rice Fund VIII, L.P. (“Investor”) have entered into an Investment Agreement dated as of August 14, 2009 (the “Agreement”), as amended by Amendment No. 1 dated as of August 28, 2009 (“Amendment No. 1”) and as proposed to be amended by an Amendment No. 2 (“Amendment No. 2,” and with the Agreement and Amendment No. 1, the “Investment Agreement”), which provides, among other things, for the Company to issue, sell and deliver to Investor, and for Investor to purchase from the Company (the “Investment”), 250,000 shares (the “Series B Preferred Shares”) of a newly created series of preferred stock designated the Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), of the Company, for an aggregate purchase price of $250,000,000 in cash (the “Consideration”). The terms and conditions of the Investment are more fully set forth in the Investment Agreement. We understand that Investor is an affiliate of Clayton, Dubilier & Rice, Inc.

Concurrently with the Investment, the Company is undertaking a financial restructuring (the “Restructuring”), which is expected to include, among other things:

(i) an amendment to the Company’s Credit Agreement (defined below), pursuant to which the Company will agree to repay in cash approximately $143 million principal amount of the outstanding term loans thereunder, and the Term Lenders (defined below) will agree to extend the maturity of the remaining approximately $150 million principal amount of term loans under revised terms and conditions,

(ii) an approximately $125 million Revolving Credit Facility (defined below) for general corporate purposes, and

(iii) an exchange offer (the “Offer”) by the Company for all of its outstanding 2.125% Convertible Senior Subordinated Notes due 2024 (the “Convertible Notes”) in exchange for a combination of cash and common stock of the Company in amounts specified in the Investment Agreement.

We understand that upon completion of the Investment and the Restructuring, upon the terms and subject to the conditions of the Investment Agreement, (i) Investor will own approximately 68.5% of the fully diluted common stock of the Company (on an as converted basis), (ii) the current holders of the Convertible Notes will own approximately 24.5% of the fully diluted common stock of the Company and (iii) the current holders of the Company’s common stock will own approximately 7.0% of the fully diluted common stock of the Company.

We understand that (i) the Company is currently in default under certain financial covenants in the Credit Agreement, which defaults have been waived through November 6, 2009, (ii) the Convertible Notes contain cross-acceleration provisions that would be triggered by a default on the Credit Agreement, (iii) the holders of the Convertible Notes are entitled to require the Company to repurchase the notes at par on November 15, 2009, (iv) the Company’s previous $125 million revolving credit facility expired on June 18, 2009 and was not renewed or extended, (v) the Company has no current source of liquidity other than cash on hand and (vi) in the absence of the Investment and Restructuring the Company would be unable to meet its obligations as they become due.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the Company pursuant to the Investment is fair, from a financial point of view, to the Company. We have not been requested to opine as to, and our opinion does not in any manner address, (i) the underlying business decision to proceed with or effect the Investment or the Restructuring, (ii) any of the financial or other terms of the

Restructuring or (iii) any plan of reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

For purposes of the opinion set forth herein, we have:

1. reviewed the Agreement, Amendment No. 1 and an August 31, 2009 draft of Amendment No. 2 (including certain related documents);

2. reviewed an August 31, 2009 draft of the Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock (the “Certificate of Designations”) of the Company included as an exhibit to Amendment No. 2;

3. reviewed the form of the amendment (the “Credit Agreement Amendment”) to the Company’s Credit Agreement (as amended prior to the date hereof, the “Credit Agreement”), dated June 18, 2004, by and among the Company, certain of its subsidiaries, as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and the lenders party thereto (the “Term Lenders”) included as an exhibit to the Investment Agreement;

4. reviewed an August 11, 2009 draft of the $125 million revolving credit facility (the “Revolving Credit Facility”) between the Company and the lenders named therein;

5. reviewed the form of the stockholders agreement (the “Stockholders Agreement”) between Investor and the Company included as an exhibit to the Investment Agreement;

6. reviewed the form of the indemnification agreement (the “Indemnification Agreement”) between Investor and the Company included as an exhibit to the Investment Agreement;

7. reviewed the form of the registration rights agreement (the “Registration Rights Agreement”) between Investor and the Company included as an exhibit to the Investment Agreement;

8. reviewed an August 28, 2009 draft of the Lock-Up and Voting Agreement (together with the Credit Agreement Amendment, Revolving Credit Facility, Stockholders Agreement, Indemnification Agreement and Registration Rights Agreement, the “Related Restructuring Agreements”) between the Company and the holders of the Convertible Notes party thereto;

9. reviewed certain publicly available financial statements of the Company;

10. reviewed certain other publicly available business and financial information relating to the Company that we deemed relevant;

11. reviewed certain information, including financial forecasts and other financial and operating data concerning the Company, prepared by the management of the Company;

12. discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

13. compared the equity value implied by the Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

14. compared the equity value implied by the Consideration with that received in certain publicly available transactions that we deemed relevant;

15. compared the equity value implied by the Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates we deemed appropriate;

16. reviewed the illustrative bankruptcy recoveries by the Company’s stockholders and creditors implied by management’s projections under various scenarios;

17. participated, at the written request of the Company, in discussions and negotiations among representatives of the Company and its legal advisors and representatives of Investor and its legal advisors; and

18. performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by management of the Company for the purposes of this opinion and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections and other data that have been furnished or otherwise provided to us, we have assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to those matters, and we have relied upon such forecasts and data in arriving at our opinion. We express no opinion with respect to such projections and data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, and at your direction we based our review of the potential recoveries by the Company’s stockholders and creditors in a bankruptcy of the Company on those implied by management’s projections under various scenarios. We have assumed that the Investment will be consummated in accordance with the terms set forth in the final, executed Investment Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth in the Investment Agreement, and that the Investment and Restructuring are effectuated as contemplated therein. We have assumed and relied upon, without independent verification, the accuracy of the representations and warranties contained in the Investment Agreement and that no indemnification payments will be made by the Company under the Investment Agreement. We have further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Investment will be obtained without any effect on the Company, the Investment or the contemplated benefits of the Investment meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We understand that you have extensively solicited third parties for expressions of interest in a potential sale of the Company or other alternative transactions, and we have participated as your financial advisor in discussions and negotiations with certain third parties, including the Investor, as part of that process. We have assumed that the terms of the Investment are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to the Investment.

We have acted as financial advisor to the Board of Directors (the “Board”) of the Company in connection with the Investment and have received a fee for rendering our opinion dated as of August 13, 2009, will not receive any additional fee for rendering this opinion and will receive a fee for other services rendered in connection with the Investment, a portion of which is contingent on the consummation of the Investment. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Company or any other parties to the Investment Agreement (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Company in connection with the Investment) and at the date hereof we have no material relationships mutually understood to be contemplated with such parties.

It is understood that this letter is for the information of the Board and is rendered to the Board in connection with their consideration of the Investment and may not be used for any other purpose without our prior written consent. We are not expressing an opinion as to any aspect of the Investment or Restructuring, including any payments to be made to or by the Company pursuant to the Investment Agreement or Related Restructuring Agreements, other than the fairness to the Company of the Consideration to be received by it from a financial point of view. We are also not expressing an opinion as to the fairness of any portion or aspect of the Investment or the Restructuring to the holders of any class of securities, creditors or other constituencies of the Company, the fairness of any portion or aspect of the Investment or the Restructuring to any one class or group of the Company’s security holders relative to any other class or group of the Company’s security holders, or the solvency, creditworthiness or fair value of the Company under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. In particular, we express no opinion as to the prices at which any publicly-traded common shares of the Company will trade at any future time. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board of Directors as to whether they should approve the Investment or the Investment Agreement.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Consideration to be received by the Company pursuant to the Investment is fair, from a financial point of view, to the Company.

This opinion replaces and supersedes our opinion dated as of August 13, 2009 in all respects.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Andrew K. Woeber
Andrew K. Woeber
Managing Director

Annex M

LOCK-UP AND VOTING AGREEMENT

This LOCK-UP AND VOTING AGREEMENT (this “Agreement”), dated as of August 31, 2009, is by and among the Persons executing this Agreement as “Consenting Noteholders” on the signature pages hereto (each a “Consenting Noteholder”), the Persons executing this Agreement as “Consenting Lenders” on the signature pages hereto (each, a “Consenting Lender” and together with the Consenting Noteholders, the “Consenting Creditors”) and NCI Building Systems, Inc. (the “Company”).

RECITALS

WHEREAS, the Company is party to an Investment Agreement, dated as of August 14, 2009 and as amended by that Amendment, dated as of August 28, 2009 (as in effect on the date hereof, the ‘‘Investment Agreement”), by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (“Investor”), pursuant to which Investor has agreed to invest, subject to the terms and conditions contained therein, $250,000,000 in the Company (the “Investment”);

WHEREAS, contemporaneously with the execution of this Agreement, the Company and the Investor are entering into Amendment No. 2 (the “Amendment No. 2”) to the Investment Agreement to provide inter alia that the offer to exchange be conducted on certain amended terms (such amended offer to exchange, the “Offer”) as set forth in the Investment Agreement, as amended by Amendment No. 2, a copy of which is attached hereto as Exhibit A (the Investment Agreement, as amended by Amendment No. 2 and in effect on the date hereof, the “Amended Investment Agreement”);

WHEREAS, the Amended Investment Agreement contemplates an offer by the Company to acquire any and all of the Company’s outstanding 2.125% Convertible Senior Subordinated Notes due 2024 (the ‘‘Notes”) in exchange for cash and shares of common stock of the Company, with such offer to be commenced and conducted by the Company upon the terms and subject to the conditions contemplated by the Amended Investment Agreement;

WHEREAS, the Amended Investment Agreement contemplates a Term Loan Refinancing (as defined in the Amended Investment Agreement) pursuant to which the Company would agree to prepay all principal obligations under the Credit Agreement (as defined in the Amended Investment Agreement) in excess of $150 million, together with accrued and unpaid interest thereon (the “Prepayment”), and enter into an amendment and restatement of the Credit Agreement (the “Restatement”) in the form set forth in the Form of Amended Credit Agreement attached as Exhibit A to the Amended Investment Agreement;

WHEREAS, the Amended Investment Agreement contemplates that, as an alternative to achieving the Restructuring (as defined in the Amended Investment Agreement) through effectuating inter alia the Offer, the Prepayment and the Restatement, the Company would effectuate the Restructuring through the effectiveness of the Prepackaged Plan (as defined in the Amended Investment Agreement) by commencing cases (the “Cases”) under the Bankruptcy Code (as defined in the Amended Investment Agreement) in the Bankruptcy Court (as defined in the Amended Investment Agreement) and in connection therewith, the Company intends to distribute to the holders of Notes and the Lenders the Solicitation Materials (as defined in the Amended Investment Agreement) and intends to seek the affirmative vote of the Lenders and the holders of Notes on such prepackaged bankruptcy plan prior to commencing the Cases;

WHEREAS, it is a condition precedent to the consummation of the transactions contemplated by the Amended Investment Agreement that (a) not less than 95% in principal amount of the Notes are tendered in the Offer and not less than 100% of the Term Lenders agree to the Prepayment and the Form of Amended Credit Agreement or (b) in the alternative, the Company receives the Requisite Acceptances (as defined in the Amended Investment Agreement) to allow the Prepackaged Plan to be confirmed in the Cases;

WHEREAS, in order to induce the Company and the Investor to enter into Amendment No. 2, the Consenting Noteholders and the Consenting Lenders have contemporaneously executed this Agreement to agree to and be bound by, subject to the terms and conditions hereof, the obligations and restrictions contained herein; and

WHEREAS, in order to induce the Consenting Noteholders and the Consenting Lenders to support the Offer, the Prepayment and the Restatement, the Company is executing this Agreement to agree to and be bound by, subject to the terms and conditions hereof, the obligations and restrictions contained herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

I. CERTAIN DEFINITIONS

Section 1.1  Capitalized Terms.  Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Amended Investment Agreement as in effect on the date hereof (after giving effect to the execution of Amendment No. 2) and without giving effect to any subsequent amendment, waiver or consent thereto.

Section 1.2  Other Definitions.  For the purposes of this Agreement:

(a) ‘‘Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 or Rule 13d-5 under the Exchange Act).

(b) ‘‘End Date” means the date of termination of this Agreement in accordance with Article V of this Agreement.

(c) ‘‘Loans” means the loans under the Credit Agreement.

(d) ‘‘Required Consenting Creditors” means Consenting Creditors holding not less than 66 2/3% in aggregate principal amount of the Notes held by all Consenting Creditors.

(e) ‘‘Transfer” means to, directly or indirectly, (i) sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in, the subject matter of the Transfer, or the act thereof.

II. AGREEMENT TO TENDER, VOTE AND SUPPORT

Section 2.1  Agreement to Tender.  Subject to the terms and conditions hereof and provided that (1) the economic terms of the transactions contemplated by the Amended Investment Agreement (including the Offer, the Prepayment, the Restatement and the Investment, collectively, the “Transactions”) are not altered or amended in a manner adverse to the Consenting Noteholders, (2) the consideration (and mix of consideration) being offered in the Transactions is not altered or amended and (3) the other terms of the Transactions are not altered or amended in a manner materially adverse to such Consenting Noteholder, each Consenting Noteholder hereby irrevocably agrees to promptly (but in any event not later than the 10th Business Day after the commencement of the Offer) tender in the Offer, and not withdraw from the Offer, all Notes held by or Beneficially Owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, unless the Offer shall have been terminated in accordance with its terms; provided that such Consenting Noteholder may withdraw such Notes from the Offer in order to effect a Transfer of such Notes in compliance with Section 2.4(c) of this Agreement so long as any transferee of such Notes shall promptly thereafter tender such Notes in the Offer.

Section 2.2  Agreement to Accept Prepayment and Restatement.  Subject to the terms and conditions hereof and provided that (1) the economic terms of the Transactions are not altered or amended in a manner adverse to the Consenting Lenders, (2) the consideration (and mix of consideration) being offered in the Transactions is not altered or amended and (3) the other terms of the Transactions are not altered or amended in a manner materially adverse to such Consenting Lender, each Consenting Lender hereby irrevocably agrees, contemporaneously with the consummation of the Investment, to accept the share of the Prepayment applicable to the obligations under the Credit Agreement held by it or Beneficially Owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, and, with respect to the remaining obligations under the Credit Agreement held by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, execute a new credit agreement in the form of the Form of Amended Credit Agreement (with the completion of items currently blank as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent).

Section 2.3  Agreement to Vote.  Subject to the terms and conditions hereof and provided that the terms of the Prepackaged Plan as set forth in the Amended Investment Agreement are not altered or amended and provided further that it has received the Solicitation Materials in compliance with Section 1126(b) of the Bankruptcy Code, each Consenting Creditor hereby irrevocably agrees to timely (as set forth in the Solicitation Materials and in any event prior to the Initial Expiration Date) vote, and not change or revoke such vote, all Notes and/or all obligations under the Credit Agreement held by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote, in favor of the Prepackaged Plan; provided that the terms of the Prepackaged Plan are consistent with Exhibit I to the Amended Investment Agreement and otherwise reasonably satisfactory to the Required Consenting Creditors.

Section 2.4  Additional Agreements of Consenting Creditors.

(a) Against Other Transactions.  Each Consenting Creditor agrees that, from and after the date hereof, it will not directly or indirectly seek, solicit, support, formulate or encourage any other plan, sale, proposal or offer of reorganization or liquidation, merger, restructuring or recapitalization of the Company and/or its subsidiaries that could reasonably be expected to prevent, delay or impede the Transactions on the terms set forth in the Amended Investment Agreement. Each Consenting Creditor agrees it shall not (i) object to, or otherwise commence any proceeding opposing, any of the terms of the Transactions or the Transaction Documents, (ii) take any action, including but not limited to objecting to the Prepackaged Plan, which is inconsistent with, or that would delay approval, consummation or confirmation of any of the Transactions or any of the Transaction Documents or (iii) take any action that would make any representation or warranty of such Consenting Creditor herein untrue or incorrect in any material respect, or have the effect of preventing or disabling the Consenting Creditor from performing its obligations hereunder in any material respect.

(b) Other Proxy Matters.  The Consenting Creditor hereby irrevocably grants to, and appoints, the Company, and any individual designated in writing by the Company, and each of them individually, as the Consenting Creditor’s proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of the Consenting Creditor, to vote such creditor’s Notes and/or Loans, or grant a consent or approval in respect of such creditor’s Notes and/or Loans solely to implement and fulfill such Consenting Creditor’s obligations under Section 2.1, Section 2.2, Section 2.3 and Section 2.4(a) of this Agreement to the extent the Consenting Creditor has failed to fulfill such obligations after notice by the Company of such failure. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

(c) Restrictions on Transfer, Etc.  Each Consenting Creditor agrees, from and after the date hereof, not to directly or indirectly Transfer any Note or Loan or interest therein other than a Transfer that does not require registration under the Securities Act and in accordance with the terms of the Credit Agreement and the Indenture, as applicable, to (x) a transferee that is a Consenting Creditor or any Affiliate thereof or (y) a transferee that represents that it is a “Qualified Institutional Buyer” within the meaning of Rule 144A under the Securities Act. Unless such Transfer is to a Consenting Creditor, such Transfer shall be pursuant to a privately negotiated transaction and the transferee shall execute and deliver to the Company a joinder agreement pursuant to which the transferee agrees to be bound by the terms of this Agreement as though it had been an original signatory hereto, including the making of the representations by the Consenting Creditors therein, including those in Sections 3.1(d) through 3.1(h). Any Transfer of any Note or Loan in violation of the foregoing shall be deemed ineffective to Transfer any right to accept or reject the Offer, which right shall remain with and be exercised only by the purported transferor. This Agreement shall in no way be construed to preclude any Consenting Creditor from acquiring additional Notes or Loans; provided that such Notes or Loans shall become subject to the terms hereof as if such Notes or Loans had been held by such Consenting Creditor as of the date of this Agreement; provided further that any such Consenting Creditor acquiring additional Notes or Loans shall notify the Company of the amount of any such additional Notes or Additional Loans and Schedule A hereto shall be updated accordingly. Nothing in this Agreement shall prohibit any Consenting Creditor from ordinary course pledges of Notes in a prime brokerage account. In addition, any transferee which is an entity that acquires Notes or Loans for the purpose of facilitating trading in Notes or Loans shall not be bound by the provisions of this Agreement with respect to any Notes or Loans held by it other than Notes or Loans that were acquired from a Consenting Creditor or that otherwise were subject to this Agreement (any such Notes or Loans held by it other than Notes or Loans that were acquired from a Consenting Creditor or that otherwise were subject to this Agreement, the “Excluded Notes” or “Excluded Loans,” as the case may be).

(d) Public Statement.  Each Consenting Creditor agrees that it shall not issue any press release or make any other public statement with respect to the Amended Investment Agreement, the Offer, the Prepayment, the Form of Amended Credit Agreement or the Prepackaged Plan or any other transaction contemplated by the Amended Investment Agreement without the prior written consent of the Company, except as may be required by applicable Law.

(e) Additional Matters.  Each Consenting Creditor shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effecting the tenders and votes of such Consenting Creditor contemplated by Sections 2.1, 2.2 and 2.3 of this Agreement.

III. REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of Consenting Creditors.  Each Consenting Creditor, severally and not jointly, represents and warrants to the Company as of the date of this Agreement and at all times during the term of this Agreement, as follows:

(a) Such Consenting Creditor has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform such Consenting Creditor’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Consenting Creditor and constitutes a legal, valid and binding agreement of such Consenting Creditor enforceable by the Company against such Consenting Creditor in accordance with its terms, subject to the effects of bankruptcy and similar laws affecting creditors’ rights generally.

(b) Except for any changes as a result of Transfers made in accordance with Section 2.4(c) of this Agreement or as a result of acquisitions contemplated by the last sentence of Section 2.4(c) of this Agreement:

(i) Such Consenting Creditor (or, in the case of record ownership, its nominee through which such Consenting Creditor holds Loans and/or Notes) is (or with respect to trades pending settlement, will be) the record and Beneficial Owner, and such Consenting Creditor has (or with respect to trades pending settlement, will have) good, valid and marketable title, free and clear of any Liens (other than those arising under this Agreement and other than those that would not adversely affect such Consenting Creditor’s performance of its obligations under this Agreement), and/or is the authorized manager or investment advisor with respect to, the principal amount of Loans and/or Notes set forth next to such Consenting Creditor’s name on Schedule A hereto, and, except as provided in this Agreement, has full and unrestricted power to dispose of and vote all of such Loans and/or Notes without the consent or approval of, or any other action on the part of any other Person, and has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement inconsistent with this Agreement with respect to, such Loans and Notes.

(ii) Except for any Excluded Notes or Excluded Loans in the case of a transferee of Notes or Loans, the Loans and Notes set forth next to such Consenting Creditor’s name on Schedule A hereto constitute all of the Loans and Notes that are Beneficially Owned by such Consenting Creditor, or as to which such Consenting Creditor serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, as of the date hereof, and such Consenting Creditor does not Beneficially Own or otherwise so manage or advise with respect to, any other Loans or Notes.

(c) None of the execution and delivery of this Agreement by such Consenting Creditor, the consummation by such Consenting Creditor of the transactions contemplated hereby or compliance by such Consenting Creditor with any of the provisions hereof (i) requires any consent or other Permit of, or filing with or notification to, any Governmental Entity or any other Person by such Consenting Creditor other than has been taken or made or, (ii) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any organizational document or contract to which such Consenting Creditor is a party or by which such Consenting Creditor or any of such Consenting Creditor’s properties or assets (including such Consenting Creditor’s Loans and Notes) may be bound, (iii) violates any order or law applicable to such Consenting Creditor or any of such Consenting Creditor’s properties or assets (including such Consenting Creditor’s Loans and Notes), or (iv) results in a Lien upon any of such Consenting Creditor’s properties or assets (including such Consenting Creditor’s Loans and Notes).

(d) Such Consenting Noteholder is (i) an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, (ii) aware that the offer and sale of the Common Stock pursuant to the Offer and the Prepackaged Plan (except to the extent that Securities distributed under the Prepackaged Plan may be resold, pledged or otherwise transferred under Section 1145 of the Bankruptcy Code) (the “Securities”) to it is being made in reliance on a private placement exemption from registration under the Securities Act and not by means of a general solicitation or general advertising and (iii) acquiring the Securities for its own account and has no current intention to Transfer any of its Notes or Loans or the Common Stock received pursuant to the Offer or the Prepackaged Plan (except to the extent that Securities distributed under the Prepackaged Plan may be resold, pledged or otherwise transferred under Section 1145 of the Bankruptcy Code).

(e) Such Consenting Noteholder understands and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that such Securities have not been and, except as contemplated by the Exchange Registration Rights Agreement, will not be registered under the Securities Act and that such Securities may be offered, resold, pledged or otherwise transferred only (i) in a transaction not involving a public offering, (ii) pursuant to an exemption from registration requirements under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act, or (iv) to the Company or one of its Subsidiaries, in each of cases (i) through (iv) in accordance with any applicable securities Laws of any State of the United States, and that it will, and each subsequent holder is required to, notify any subsequent purchaser of Securities from it of the resale restrictions referred to above, as applicable, and will provide the Company and the transfer agent such certificates and other information as they may reasonably require to confirm that the transfer by it complies with the foregoing restrictions, if applicable; provided, however, that if the Securities are distributed to the Consenting Creditor under the Prepackaged Plan, such Securities may be resold, pledged or otherwise transferred to the extent allowed by Section 1145 of the Bankruptcy Code.

(f) Except to the extent that Securities distributed under the Prepackaged Plan may be resold, pledged or otherwise transferred under Section 1145 of the Bankruptcy Code (and not otherwise prohibited because such Consenting Noteholder is deemed an underwriter as defined in subsection (b) of Section 1145 of the Bankruptcy Code), such Consenting Noteholder understands that, unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144, the Company may require that the Securities will bear a legend or other restriction substantially to the following effect (it being agreed that if the Securities are not certificated, other appropriate restrictions shall be implemented to give effect to the following):

THIS INSTRUMENT WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION THEREFROM UNDER SUCH ACT OR SUCH LAWS.

(g) Such Consenting Creditor:

(i) is able to fend for itself in the transactions contemplated hereby;

(ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Securities;

(iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

(iv) acknowledges that (1) it has conducted its own investigation of the Company and the terms of the Securities, (2) it has had access to the Company’s public filings with the Commission and to such financial and other information as it deems necessary to make its decision to purchase the Securities, and (3) has been offered the opportunity to ask questions of the Company and received answers thereto, as it deemed necessary in connection with the decision to purchase the Securities; and

(v) understands that the Company will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

(h) Such Consenting Creditor acknowledges that the Common Stock is listed on the New York Stock Exchange and the Company is required to file reports containing certain business and financial information with the Commission pursuant to the reporting requirements of the Exchange Act, and that it is able to obtain copies of such reports.

Section 3.2  Representations and Warranties of the Company.  The Company hereby represents and warrants to the Consenting Creditors, that, except as otherwise disclosed in the Company’s 2008 10-K or the SEC Reports:

(a) The Company has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement enforceable by the Consenting Creditors against the Company in accordance with its terms, subject to the Bankruptcy Exceptions.

(b) Neither the execution, delivery and performance by the Company of this Agreement nor the consummation of the Transactions, including, without limitation, the filing and prosecution of the Prepackaged Plan, nor compliance by the Company with any of the provisions hereof will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien (other than (1) Permitted Liens and (2) as of the Closing, Liens granted pursuant to the Amended Credit Agreement and the other Amended Credit Documents and (3) as of the Closing, Liens granted pursuant to the ABL Agreement and the other ABL Documents) upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (x) its Certificate of Incorporation or By-laws or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or any of the properties, assets, or rights of the Company or any of its Subsidiaries may be subject, or (B) subject to compliance with the Statutes and Regulations, violate any law, statute, ordinance, rule or regulation, permit, concession, grant, franchise or any judgment, ruling, Order, writ, injunction or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (A)(y), with respect to the Credit Agreement and related agreements, the Notes and certain Company Benefit Plans and, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, for any violations, conflicts and breaches arising solely from the commencement of the Prepackaged Plan Proceedings and in the case of clauses (A)(y) and (B), for such violations, conflicts and breaches that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Statutes and Regulations” means (I) the filing of the Series B Preferred Stock CoD with the

Secretary of State of the State of Delaware, (II) the passage of the applicable ten (10) day notice period in compliance with Paragraph 312.05 of the New York Stock Exchange’s Listed Company Manual, (III) the filing and approval of subsequent listing applications with the New York Stock Exchange, (IV) in connection or in compliance with the HSR Act, (V) the filing with the Commission of the Schedule TO, the Form S-4, the Offer Documents and any Other Required Company Filings and the filings with the Commission or any other Governmental Entity pursuant to the applicable requirements of any federal or state securities or “Blue Sky” laws, (VI) such other consents, approvals, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (VII) in the event the Restructuring is being effectuated through the Prepackaged Plan, notice to, filing with, exemption or review by, or authorization, consent or approval of, the Bankruptcy Court (including entry of the Confirmation Order).

(c) The representations of the Company set forth in the Amended Investment Agreement in Sections 4(a), (b) and (c) and set forth below are true and correct as of the date hereof and shall be true and correct upon the consummation of the Transactions:

(i) Securities.  Subject to Section 6(p) of the Investment Agreement, in the event the Restructuring is being effectuated through the Prepackaged Plan and the satisfaction of the Prepackaged Plan Conditions, the Securities shall have been duly authorized by all necessary corporate action. When issued and sold against receipt of the consideration therefor as contemplated by the Offer or the Prepackaged Plan, the Securities will be validly issued, fully paid and nonassessable, will not subject the holders thereof to personal liability, will not be subject to preemptive rights of any other stockholder of the Company and will be free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, this Agreement, and under applicable state and federal securities laws.

(ii) Compliance with New York Stock Exchange Continued Listing Requirements.  The Common Stock is as of the date of this Agreement listed on the New York Stock Exchange. The Company is as of the date of this Agreement in compliance in all material respects with applicable continued listing requirements of the New York Stock Exchange, and the Company has not received any notice of the delisting of the Common Stock from the New York Stock Exchange.

(iii) Board Approvals.  At a duly held meeting on August 31, 2009, the Board unanimously determined that this Agreement and the Transactions, including without limitation the issuance of the Securities, the compliance with the terms of this Agreement, are in the best interests of the Company and the Company’s Subsidiaries.

IV. ADDITIONAL COVENANTS

Section 4.1  Disclosure.  Without the consent of any Consenting Creditor, the Company may not publish or disclose in any announcement or disclosure such individual Consenting Creditor’s identity and ownership of Loans and Notes. The Company may publish or disclose the aggregate amount of the Consenting Creditors’ Loans and/or Notes without reference to any individual Consenting Creditors’ Loans or Notes and the nature of the Consenting Creditor’s obligations under this Agreement; provided that, the Consenting Creditors shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure.

Section 4.2  Additional Covenants of the Company.  (a) As long as the End Date (as defined below) has not occurred, the Company shall use its commercially reasonable efforts to successfully consummate the Transactions in the manner and in accordance with the timeline contemplated by this Agreement and the Amended Investment Agreement.

(b) The Company shall not enter into any agreement or other arrangement with any holder of Loans or Notes with respect to or relating in any way to the transactions contemplated by the Amended Investment Agreement if such agreement or other arrangement contains any term or provision relating to the consideration in respect of such Loans or Notes, including any agreement to pay any fee or other consideration (whether or not in cash), and any conditions relating to such payments, that is more favorable to such holder than those contained in agreements and arrangements with the Consenting Noteholders or Consenting Lenders, as applicable, without also providing such term, provision or condition for the benefit of the Consenting Noteholder or Consenting Lender, as applicable, party to this Agreement.

Section 4.3  Consenting Creditor Shelf Registration Statement.  If the Restructuring is completed pursuant to the Offer or, if the Restructuring is completed through a prepackaged bankruptcy and the Securities received by the Consenting Creditors are not freely tradeable pursuant to the provisions of section 1145 of the Bankruptcy Code, the Company will enter into a registration rights agreement (the “Exchange Registration Rights Agreement”) containing customary indemnification provisions for selling stockholders and providing that the Company will, subject to customary blackout periods in connection with earnings releases and material corporate developments, (i) file with the SEC as soon as practicable, but in any event not later than 5 Business Days following the consummation of the Offer or the effective date of any bankruptcy plan, as the case may be, a “shelf” registration statement covering resales of the Securities received by each Consenting Creditor in the Offer or pursuant to the bankruptcy plan on a delayed or continuous basis and (ii) use its best efforts to maintain the effectiveness of such registration until the earlier of (A) six months after the completion of the Restructuring and (B) the date on which all such Securities held by the Consenting Creditors can be resold pursuant to Rule 144 without limitation as to volume or compliance with any manner of sale requirements; provided, however, that, if, during the six months after the completion of the Restructuring, there is not “adequate current public information” with respect to the Company for purposes of resales of Common Stock under Rule 144(c) under the Securities Act, then the words “six months” in the immediately preceding clause (A) shall be replaced with words “twelve months.” The Company shall pay all expenses incurred in connection the filing of the registration statement pursuant to this Section 4.3.

Section 4.4  Acceptability of Initial Unaffiliated Shareholder Directors.  The Company agrees that the directors who are members of the Board effective as of the Closing shall include two Independent Directors (as defined in the Stockholders Agreement in the form attached to the Investment Agreement as in effect on the date hereof) who are Unaffiliated Shareholder Directors (as defined in the Stockholders Agreement in the form attached to the Investment Agreement as in effect on the date hereof) (the “Initial Unaffiliated Shareholder Directors”). So long as this Agreement is in effect and there has been no breach by the Consenting Creditors of their obligations under Sections 2.1, 2.2, 2.3, 2.4(c) or 6.19 of this Agreement and there has been no material breach by the Consenting Creditors of their obligations under Sections 2.4(a) or 2.4(d) of this Agreement, (i) Noteholders representing at least a majority of the outstanding Notes may submit proposed persons to serve as the Initial Unaffiliated Shareholder Directors, and the Company shall consider in good faith any such proposed persons; (ii) prior to the appointment of the Initial Unaffiliated Shareholder Directors, the Company shall provide notice prior to the Closing of the Company’s proposed Initial Unaffiliated Shareholder Directors; and (iii) in the event that Noteholders representing at least a majority of the outstanding Notes provide written notice to the Company within 7 Business Days that they object to the proposed Initial Unaffiliated Shareholder Directors, the Company shall propose (and, if necessary, continue to propose) alternative Initial Unaffiliated Shareholder Directors so that at least one of the two Initial Unaffiliated Shareholder Directors is acceptable to Noteholders representing at least a majority of the outstanding Notes (which acceptance shall, in the case of the initially proposed Initial Unaffiliated Shareholder Directors, be evidenced by the absence of a written objection within 7 Business Days of notice of such initially proposed Initial Unaffiliated Shareholder Directors and, in the case of any subsequently proposed Initial Unaffiliated Shareholder Directors, be evidenced by the absence of a written objection within 2 Business Days of notice of such subsequently proposed Initial Unaffiliated Shareholder Directors).

V. TERMINATION

Section 5.1  Termination by Consenting Creditors.  This Agreement may be terminated by the Required Consenting Creditors:

(a) upon the occurrence (or non-occurrence) of any event specified in Section 8 (other than Sections 8(a)(vi)) of the Amended Investment Agreement that would permit either the Company or the Investor to terminate the Amended Investment Agreement, in each case, without taking into account any alteration or amendment of such Sections subsequent to the date hereof or any waivers or consents granted by the Investor or the Company, as applicable, of the occurrence (or non-occurrence) of such events (provided that this

Agreement shall not terminate pursuant to this Section 5.1(a) with respect to a Consenting Creditor unless such Consenting Creditor shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been a proximate cause of such occurrence (or non-occurrence));

(b) if the Company shall have materially breached any of its obligations set forth in this Agreement;

(c) if the Amended Investment Agreement shall have been terminated in accordance with its terms;

(d) if (i) the economic terms of the Transactions are altered or amended in a manner adverse to the Consenting Lenders, (ii) the consideration (or mix of consideration) being offered in the Transactions is altered or amended, (iii) the other terms of the Transactions are altered or amended in a manner materially adverse to the Consenting Creditors, or (iv) the Minimum Condition (as defined in the Amended Investment Agreement) shall have been decreased or is altered or amended, or the Amended Credit Agreement is executed and in effect and, at such time, the Amended Credit Agreement is not binding on all Term Lenders;

(e) an Event of Default (as defined in the Indenture) shall occur and be continuing, other than an Event of Default under clause (j) of Section 8.01 of the Indenture resulting from the filing of an insolvency proceeding by the Company so long as the Company is pursuing the Prepackaged Plan; or

(f) at any time after 11:59 p.m. on January 15, 2010.

Section 5.2  Notice of Termination.  In the event that the Required Consenting Creditors desire to terminate this Agreement pursuant to Section 5.1, the Required Consenting Creditors shall provide written notice to the Company of the basis of such termination, and such termination shall be effective within three (3) Business Days of receipt by the Company of such written notice unless the basis of such termination has been cured by the Company (it being agreed that, during such 3-Business-Day period, the Consenting Noteholders obligations under Article II (other than those set forth in Sections 2.4(c) and 2.4(d)) of this Agreement shall be suspended and the Company shall not be permitted to consummate the Offer, the Prepayment, the Restatement, or the Prepackaged Plan during such period in reliance on the Loans or Notes subject to this Agreement or the votes of the Consenting Creditors).

Section 5.3  Effect of Termination.  (a) Upon the Closing, the rights and obligations of all the parties will terminate and become void without further action by any party and (b) if this Agreement shall be terminated in accordance with its terms prior to the completion of the Restructuring, all votes and tenders delivered by a Consenting Creditor prior to such termination shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Company and the rights and obligations of all the parties will terminate and become void without further action by any party, except, in each of clause (a) and clause (b), for the provisions of Section 5.1, Section 5.2, this Section 5.3 and Article VI, and in the case of clause (a), Section 4.3, which will survive such termination. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any willful breach of this Agreement prior to the time of termination.

VI. GENERAL

Section 6.1  Notices.  Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:

(a) if to a Consenting Creditor, to the address set forth below such Consenting Creditor’s name on the signature pages hereto; and

(b) if to the Company, to it at:

NCI Building Systems, Inc.
Attention: General Counsel
10943 North Sam Houston Parkway West
Houston, Texas 77064
Fax: (281) 477-9674

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
Attention: Mark Gordon
51 West 52nd Street
New York, New York 10019
Fax: (212) 403-2000

or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.

Section 6.2  Parties in Interest.  Other than with respect to the parties to this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.3  Governing Law.  This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.

Section 6.4  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

Section 6.5  Assignment.  Except for Transfers permitted by Section 2.4(c), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties. Subject to the first sentence of this Section 6.5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 6.5 shall be void. For purposes of this Agreement, “successor” for any entity other than a natural person shall mean a successor to such entity as a result of such entity’s merger, consolidation, sale of substantially all of its assets, or similar transaction.

Section 6.6  Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 6.7  Amendments.  This Agreement may not be modified or amended with respect to the Consenting Creditors except pursuant to an instrument in writing signed by the Requisite Consenting Creditors; provided that any such modification or amendment that treats one Consenting Creditor in an adverse manner as compared to any other Consenting Creditor shall not be effective unless such Consenting Creditor shall have consented to such modification or amendment. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 6.8  Waiver.  The Company may, in its sole discretion, (i) extend the time for the performance of any of the obligations of any Consenting Creditor, (ii) waive any inaccuracies in the representations and warranties of any Consenting Creditor contained in this Agreement or in any document delivered under this Agreement or (iii) waive compliance by any Consenting Creditor with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 6.9  Fees and Expenses.  Except as set forth in the next sentence, each party is responsible for its own fees and expenses (including the fees and expenses of counsel, financial consultants, investment bankers and accountants) in connection with the entry into this Agreement and the transactions contemplated hereby; provided that the Company shall pay the fees and expenses of the counsel to the Consenting Creditors in accordance with that letter agreement, dated August 17, 2009, by and between the Company and Milbank, Tweed, Hadley & McCloy LLP. The Company shall pay all reasonable out-of-pocket costs and expenses of the Consenting Creditors (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

Section 6.10  Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 6.11  Remedies Cumulative.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 6.12  Counterparts; Effectiveness; Execution.  This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement will become effective and binding upon each Consenting Creditor when executed by such Consenting Creditor. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 6.13  Specific Performance; Jurisdiction.

(a) The parties agree that irreparable damage would occur for which money damages would not suffice in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at Law. It is accordingly agreed that the non-breaching party shall be entitled to an injunction, temporary restraining order or other equitable relief exclusively (i) if the Company has commenced a case under the Bankruptcy Code, in the Bankruptcy Court or (ii) if the Company has not commenced a case under the Bankruptcy Code, in the Delaware Court of Chancery enjoining any such breach and enforcing specifically the terms and provisions hereof, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. The foregoing is in addition to any other remedy to which any party is entitled at Law, in equity or otherwise.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively (i) if the Company has commenced a case under the Bankruptcy Code, in the Bankruptcy Court or (ii) if the Company has not commenced a case under the Bankruptcy Code, in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 6.13, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6.1. Nothing in this Section 6.13 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 6.14  Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (i) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (ii) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 6.14.

Section 6.15  No Waiver of Participation and Reservation of Rights.  Notwithstanding anything to the contrary in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each of the Consenting Creditors to protect and preserve its rights, remedies and interests, including without limitation, its claims against the Company in respect of Loans and Notes or otherwise, or its full participation in the Cases as a party in interest. If the transactions contemplated by the Amended Investment Agreement are not consummated, or if this Agreement is terminated for any reason, the parties fully reserve any and all of their rights.

Section 6.16  Consenting Creditor Obligations Several and not Joint.  The obligations of the Consenting Creditors hereunder shall be several and not joint, and no Consenting Creditor shall be liable for any breach of the terms of this Agreement by any other Consenting Creditor.

Section 6.17  Settlement Discussions.  This Agreement is part of a proposed settlement of matters that could otherwise be the subject of litigation among the parties hereto. Nothing herein shall be deemed an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement.

Section 6.18  Status of Consenting Creditors.  Each Consenting Creditor acknowledges that its decision to enter into this Agreement has been made by such Consenting Creditor independently of any other Consenting Creditor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or of the Subsidiaries which may have made or given by any other Consenting Creditor or by any agent or employee of any other Consenting Creditor. Each Consenting Creditor acknowledges that nothing contained herein, or in any Transaction Documents entered into with respect to the Transactions (including the Investment Agreement and any amendments thereto), and no action taken by any Consenting Creditor pursuant hereto or thereto, including any renegotiation, amendment, early conversion, exercise or termination, or other modification to the Transactions or the Transaction Documents, shall be deemed to constitute the Consenting Creditors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Consenting Creditors are in any way acting in concert or as a “group” for purposes of Section 13(d) of the Exchange Act with respect to such obligations or the Transactions contemplated by the Transaction Documents.

Section 6.19  No Impairment of Put Right.  Notwithstanding anything to the contrary contained in this Agreement, the parties agree that nothing in this Agreement shall limit or impair the ability of a Consenting Creditor to exercise its put right with respect to the Notes under Section 3.06 of the Indenture, to deliver any notice with respect thereto or to take any other action required to consummate such put, in each case, in accordance with the terms of, and subject to the conditions set forth in, the Indenture; provided that the Consenting Creditors agree not to exercise such put right or deliver any notice with respect thereto prior to November 13, 2009.

[Remainder of page intentionally left blank. Signature Page Follows.]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

NCI BUILDING SYSTEMS, INC.

By:
Name:
Title:

[Signature page to the Lock-Up and Voting Agreement]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

CONSENTING NOTEHOLDERS:

CONSENTING LENDERS:

[Signature page to the Lock-Up and Voting Agreement]

ANNEX N

AMENDMENT NO. 1
TO LOCK-UP AND VOTING AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of October 8, 2009, to the Lock-Up and Voting Agreement, dated as of August 31, 2009 (the “Lock-Up Agreement”), is by and among the Persons executing this Amendment as “Requisite Consenting Creditors” on the signature pages hereto and NCI Building Systems, Inc. (the “Company”). Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Lock-Up Agreement.

RECITALS

WHEREAS, the Company desires to modify certain economic terms of the Transactions as specified herein and the parties hereto desire to amend the Lock-Up Agreement to permit such modifications;

WHEREAS, Section 6.7 of the Lock-Up Agreement provides for the amendment of the Lock-Up Agreement in accordance with the terms set forth therein by an instrument in writing signed by the Requisite Consenting Creditors; and

WHEREAS, this Amendment constitutes such an instrument in writing, and has been signed by the Requisite Consenting Creditors.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Consenting Creditors hereto (constituting the Requisite Consenting Lenders) hereby agree as follows:

Section 1.  References to Lock-Up Agreement.  Each reference in the Lock-Up Agreement to “hereof,” “herein,” “hereunder,” “hereby,” “hereto” and “this Agreement” shall, from and after the date hereof, refer to the Lock-Up Agreement as amended by this Amendment.

Section 2.  Amendment to Section 2.1.  Clause (1) of the first sentence of Section 2.1 of the Lock-Up Agreement is hereby amended and restated in its entirety to read as follows:

. . . (1) the economic terms of the transactions contemplated by the Amended Investment Agreement, after giving effect to the matters referred to on Schedule B hereto (including the Offer, the Prepayment, the Restatement and the Investment, after giving effect to the matters referred to on Schedule B hereto, collectively, the “Transactions”) are not altered or amended in a manner adverse to the Consenting Noteholders, . . .

Section 3.  Amendment to Definition of the “Transactions.”  For all purposes of the Lock-Up Agreement, the term “Transactions” shall have the meaning ascribed to it in clause (1) of Section 2.1 of the Lock-Up Agreement, as amended pursuant to this Amendment.

Section 4.  Amendment to Section 2.3.  Section 2.3 of the Lock-Up Agreement is hereby amended by inserting the phrase “after giving effect to the matters referred to on Schedule B hereto” after each use in such section of the term “Amended Investment Agreement.”

Section 5.  Amendment to Section 4.3.  Section 4.3 of the Lock-Up Agreement is hereby amended by inserting the phrase “unless the Securities received by each Consenting Creditor in the Offer or pursuant to the bankruptcy plan are registered” after the words “If the Restructuring is completed pursuant to the Offer or, if the Restructuring is completed through a prepackaged bankruptcy and the Securities received by the Consenting Creditors are not freely tradeable pursuant to the provisions of section 1145 of the Bankruptcy Code.”

Section 6.  Representations and Warranties.  Each of the Consenting Creditors signatory hereto and the Company represents and warrants that the representations and warranties set forth in Sections 3.1 and 3.2 of the Lock-Up Agreement, respectively, of the Lock-Up Agreement are true and complete on the date hereof as if made on and as of the date hereof (or, if any such representation or warranty is expressly stated to have been made as of a specific date, such representation or warranty shall be true and correct as of such specific date), and as if each reference in said Sections 3.1 and 3.2 to “this Agreement” included reference to this Amendment.

Section 7.  Conditions Precedent.  This Amendment shall become effective as of the date of this Amendment upon receipt by the Company of counterparts of this Amendment executed by the Company and Consenting Lenders party to the Lock-Up Agreement constituting the Requisite Consenting Lenders.

Section 8.  Effect of the Amendment.  Each of the Company and the Requisite Consenting Creditors acknowledges and agrees that nothing contained herein shall, by implication or otherwise, be deemed to constitute a waiver of or consent to any other term, provision or condition of the Lock-Up Agreement or limit, impair or prejudice any right or remedy that any party hereto may have or may in the future have under the Lock-Up Agreement, which shall remain in full force and effect, and the Consenting Creditors hereby reserve all such rights and remedies. Except as set forth herein, the terms, provisions and conditions of the Lock-Up Agreement shall remain unchanged and in full force and effect.

Section 9.  Miscellaneous.  Article VI of the Lock-Up Agreement shall apply to this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed as of the date first above written.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Mark E. Johnson
Name:     Mark E. Johnson

Title:	Executive Vice President, Chief Financial Officer and Treasurer

[Signature page to Amendment No. 1 to Lock-Up and Voting Agreement]

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed as of the date first above written.

CONSENTING NOTEHOLDERS:

[Signature page to Amendment No. 1 to Lock-Up and Voting Agreement]

SCHEDULE B1

1. Upon the effectiveness of the Restatement on the Closing Date, the Lenders that execute the new credit agreement (in the form of the Form of Amended Credit Agreement after giving effect to the matters referred to in this Schedule B) prior to the filing of the Prepackaged Plan shall receive a consent fee equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that is prepaid pursuant to the Prepayment, in addition to the consent fee previously offered by the Company equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that remain outstanding after giving effect to the Prepayment. Such fees shall be paid to the Administrative Agent for the account of such Lenders. Such fees together comprise the total consent fee to be paid to such Lenders with respect to the Restatement and related transactions.

2. The definition of the term “Applicable Margin” in the Form of Amended Credit Agreement will be modified (a) to substitute “5.00% per annum” for “4.00% per annum” with respect to ABR Loans, and “6.00% per annum” for “5.00% per annum” with respect to Eurocurrency Loans, respectively, in clause (i) thereof, and (b) to insert the phrase “ending on or after October 30, 2011” after the phrase “most recently completed fiscal quarter of the Borrower” in clause (ii) thereof.

3. The following definition will be added to the Form of Amended Credit Agreement in appropriate alphabetical order:

“2009 Tax Refund”: any U.S. federal or state income tax refund received by the Borrower or any Subsidiary thereof (including the amount of such refund that would have been received by the Borrower or such Subsidiary but for being utilized to offset any tax liability otherwise payable by the Borrower or such Subsidiary) to the extent attributable to (and that would not have been so received but for) any carryback of net operating losses, capital losses, tax credits or similar tax attributes, if any, of the Borrower and its Subsidiaries for the taxable year ended on November 1, 2009 to any prior taxable year, provided that, for these purposes, (i) the amount of any state income tax refund shall be net of U.S. federal income tax cost thereof to the Borrower or any of its Subsidiaries, (ii) a 2009 Tax Refund shall not include any refund of state income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof and (iii) a 2009 Tax Refund shall not include any refund of U.S. federal income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof unless the amount of such refund exceeds $4,000,000.

“Tax Refund Calculation Date: (i) each day on which the Borrower or any Subsidiary receives a 2009 Tax Refund of U.S. federal income taxes and (ii) the last day of any fiscal quarter of the Borrower if during such fiscal quarter the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes, in the aggregate, in excess of $100,000, provided that if, during any fiscal quarter, the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes that, in the aggregate, do not exceed $100,000, then the amount of such 2009 Tax Refunds received in such fiscal quarter shall be treated as being received by the Borrower and its Subsidiaries in the immediately following fiscal quarter for the purpose of this clause (ii).

4. The definition of “Excess Cash Flow” in the Form of Amended Credit Agreement will be modified to delete the words “plus (m)” in the last line thereof and insert in lieu thereof the words “minus (m) to the extent included in calculating EBITDA for such period, any 2009 Tax Refund or any portion thereof, plus (n).”

5. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to renumber paragraph (iii) as paragraph (iv).

6. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to insert a new paragraph (iii) in numerical order as follows:

“(iii) On or before the date (each such date, a “Tax Refund Prepayment Date”) that is 45 calendar days after each Tax Refund Calculation Date, the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), prepay the Term Loans in an amount equal to the Tax Refund Prepayment Amount (if greater than

1 The inclusion of any item in this Schedule B shall not be construed as an admission or indication that such item or similar items (or any amendment thereto) is material or is an economic term of, or consideration (or mix of consideration) being offered in, the Transactions zero) with respect to such Tax Refund Calculation Date. As used herein, the term “Tax Refund Prepayment Amount” with respect to any Tax Refund Calculation Date means the amount equal to the excess of (1) the greater of (x) $10 million and (y) 50% of the aggregate amount of all 2009 Tax Refunds received by the Borrower and its Subsidiaries from the date of this Agreement to such Tax Refund Calculation Date over (2) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a) (other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(ii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(ii)), repurchased pursuant to Section 3.4(b) or prepaid pursuant to this Section 3.4(c)(iii), in each case from the date of this Agreement to the Tax Refund Prepayment Date corresponding to such Tax Refund Calculation Date.”

7. Section 3.4(c)(ii) will be modified to insert the phrase “(other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(iii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(iii))” after the phrase “the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a)” where it appears twice in Section 3.4(c)(ii).

8. Article VI of the Form of Amended Credit Agreement will be modified to add the following:

“Section 6.11 2009 Tax Refund.

“The Borrower shall use reasonable best efforts to obtain the maximum amount of any 2009 Tax Refund of U.S. federal income taxes and shall use commercially reasonable efforts to obtain any 2009 Tax Refund of state income taxes, in each case that is legally due to the Borrower or any Subsidiary thereof, as soon as reasonably practicable and based on positions determined by the Borrower in good faith and consistent with past practice of the Borrower and its Subsidiaries in the ordinary course, provided that this Section 6.11 shall not apply to any 2009 Tax Refund of state income taxes that, in the good faith judgment of the Borrower, is not expected to be greater than $25,000, and provided, further, that neither the Borrower nor any Subsidiary thereof shall be required to file any tax return prior to the due date (taking into account applicable extensions) for filing such tax return.”

9. Article VI of the Form of Amended Credit Agreement will be modified to add a new affirmative covenant that will read as follows:

“Section 6.12 Notice of Any ABL Refinancing.

“If the Borrower shall have determined to replace or refinance the ABL Facility Agreement, the Borrower shall give notice to the Administrative Agent of such determination (and the Administrative Agent agrees to so notify the Lenders). The Lenders shall have an opportunity (for such period of time as the Borrower shall in good faith determine to be reasonable) to make a proposal to provide such replacement or refinancing of the ABL Facility Agreement, provided that (i) the Borrower shall not have any obligation to accept any such proposal or to enter into, continue or consummate any discussions, negotiations, understanding or agreement with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, (ii) if the Borrower elects to enter into any discussions or negotiations with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, the Borrower shall have the right in its sole discretion to suspend, discontinue or terminate such discussions or negotiations at any time or from time to time, and (iii) notwithstanding any other provision hereof, the Borrower shall not have any liability to any of the Lenders with respect to any fees, expenses or other obligations or liabilities that any of the Lenders or any other Person may incur in making any such proposal or in entering into or continuing any such discussions or negotiations.”

10. Section 9.10 of the Form of Amended Credit Agreement will be modified to read as follows:

“(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign or be removed as Administrative Agent or Collateral Agent, respectively, under this Agreement and the other Loan Documents, as follows:

“(i) The Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

“(ii) If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(iii) If an ABL Default Event shall have occurred and be continuing, and the Administrative Agent or Collateral Agent, as applicable, is an Affiliate of or the same Person as the administrative agent or collateral agent under the ABL Facility Agreement, the Required Lenders may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(b) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.

“(c) Any successor agent shall be subject to approval by the Borrower, which approval (i) shall not be unreasonably withheld or delayed in the case of any successor agent that is a commercial bank with a combined capital and surplus of at least $500,000,000 and (ii) may otherwise be withheld by the Borrower in its sole discretion. It is understood and agreed that the Borrower shall have no obligation to pay any fee to any successor agent that is greater than or in addition to the fees payable to the Administrative Agent on the date hereof.”

11. The Form of Amended Credit Agreement will be modified to include a definition of “ABL Default Event” that will provide that an ABL Default Event will have occurred if any of certain specified major events of default has occurred and is continuing, and the administrative agent or collateral agent under the ABL Facility Agreement shall have exercised any remedy provided for thereunder and shall not have rescinded such action.

Annex O

LOCK-UP AND VOTING AGREEMENT

This LOCK-UP AND VOTING AGREEMENT (this “Agreement”), dated as of October 8, 2009, is by and among the Persons executing this Agreement as “Consenting Noteholders” on the signature pages hereto (each a “Consenting Noteholder”), the Persons executing this Agreement as “Consenting Lenders” on the signature pages hereto (each, a “Consenting Lender” and together with the Consenting Noteholders, the “Consenting Creditors”) and NCI Building Systems, Inc. (the “Company”).

RECITALS

WHEREAS, the Company is party to an Investment Agreement, dated as of August 14, 2009 and as amended by that Amendment, dated as of August 28, 2009 and that Amendment dated as of August 31, 2009 (as in effect on the date hereof, the “Investment Agreement”), by and between the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (“Investor”), pursuant to which Investor has agreed to invest, subject to the terms and conditions contained therein, $250,000,000 in the Company (the “Investment”);

WHEREAS, in accordance with the Investment Agreement, the Company has commenced an offer to acquire any and all of the Company’s outstanding 2.125% Convertible Senior Subordinated Notes due 2024 (the “Notes”) in exchange for cash and shares of common stock of the Company (the “Offer”);

WHEREAS, the Investment Agreement contemplates a Term Loan Refinancing (as defined in the Investment Agreement) pursuant to which the Company would agree to prepay all principal obligations under the Credit Agreement, dated as of June 18, 2004, among the Company, the subsidiaries of the Company party thereto as guarantors, Wachovia Bank, National Association, as Administrative Agent and the other financial institutions party thereto as lenders (the “Lenders”) and agents (as amended from time to time, the “Credit Agreement”) in excess of $150 million, together with accrued and unpaid interest thereon (the “Prepayment”), and enter into an amendment and restatement of the Credit Agreement (the “Restatement”) in the form set forth in the Form of Amended Credit Agreement attached as Exhibit A to the Investment Agreement, but subject to the matters set forth on Schedule B hereto;

WHEREAS, the Investment Agreement contemplates that, as an alternative to achieving the Restructuring (as defined in the Investment Agreement) through effectuating inter alia the Offer, the Prepayment and the Restatement, the Company would effectuate the Restructuring through the effectiveness of the Prepackaged Plan (as defined in the Investment Agreement) by commencing cases (the “Cases”) under the Bankruptcy Code (as defined in the Investment Agreement) in the Bankruptcy Court (as defined in the Investment Agreement) and in connection therewith, the Company has distributed to the holders of Notes and the Lenders the Solicitation Materials (as defined in the Investment Agreement) and is seeking the affirmative vote of the Lenders and the holders of Notes on such prepackaged bankruptcy plan prior to commencing the Cases;

WHEREAS, it is a condition precedent to the consummation of the transactions contemplated by the Investment Agreement that (a) not less than 95% in principal amount of the Notes are tendered in the Offer and not less than 100% of the Term Lenders agree to the Prepayment and the Form of Amended Credit Agreement or (b) in the alternative, the Company receives the Requisite Acceptances (as defined in the Investment Agreement) to allow the Prepackaged Plan to be confirmed in the Cases; and

WHEREAS, concurrently with the execution of this Agreement, the Company and the Investor will enter into an amendment (the “Investment Agreement Amendment”) relating to the Investment Agreement pursuant to which the Investor and the Company will agree that the Form of Amended Credit Agreement attached to the Investment Agreement immediately prior to the Investment Agreement Amendment (except with respect to Section 3(c)(vi)(ii), Section 6(g)(iii) and Section 6(q)(i)(B) of the Investment Agreement) shall give effect to the matters set forth on Schedule B hereto, in accordance with the terms and conditions set forth in the Investment Agreement Amendment (whether the Term Loan Refinancing is effectuated out of court or through the effectiveness of the Prepackaged Plan in the Prepackaged Plan Proceeding).

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

I. CERTAIN DEFINITIONS

Section 1.1  Capitalized Terms.  Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Investment Agreement (as amended by the Investment Agreement Amendment) as in effect on the date hereof and without giving effect to any subsequent amendment, waiver or consent thereto. The terms “Intercreditor Agreement,” “Guarantee and Collateral Agreement” and “Mortgages” have the meanings ascribed to such terms in the Form of Amended Credit Agreement.

Section 1.2  Other Definitions.  For the purposes of this Agreement:

(a) “Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 or Rule 13d-5 under the Exchange Act).

(b) “End Date” means the date of termination of this Agreement in accordance with Article V of this Agreement.

(c) “Loans” means the loans under the Credit Agreement.

(d) “Required Consenting Creditors” means Consenting Creditors holding not less than 66 2/3% in aggregate principal amount of the Notes and Loans held by all Consenting Creditors.

(e) “Transfer” means to, directly or indirectly, (i) sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in, the subject matter of the Transfer, or the act thereof.

II. AGREEMENT TO TENDER, VOTE AND SUPPORT

Section 2.1  Agreement to Tender.  Subject to the terms and conditions hereof (including the execution and delivery of the Investment Agreement Amendment) and provided that (1) the economic terms of the transactions contemplated by the Investment Agreement after giving effect to the matters referred to on in Schedule B hereto (including the Offer, the Prepayment, the Restatement and the Investment, and giving effect to the matters referred to on in Schedule B hereto, collectively, the “Transactions”) are not altered or amended in a manner adverse to the Consenting Noteholders, (2) the consideration (and mix of consideration) being offered in the Transactions is not altered or amended and (3) the other terms of the Transactions are not altered or amended in a manner materially adverse to such Consenting Noteholder, each Consenting Noteholder hereby irrevocably agrees to promptly (but in any event not later than the third (3rd) Business Day after the date hereof) tender in the Offer, and not withdraw from the Offer, all Notes held by or Beneficially Owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, unless the Offer shall have been terminated in accordance with its terms; provided that such Consenting Noteholder may withdraw such Notes from the Offer in order to effect a Transfer of such Notes in compliance with Section 2.4(c) of this Agreement so long as any transferee of such Notes shall promptly thereafter tender such Notes in the Offer.

Section 2.2  Agreement to Accept Prepayment and Restatement.  Subject to the terms and conditions hereof (including the execution and delivery of the Investment Agreement Amendment) and provided that (1) the economic terms of the Transactions are not altered or amended in a manner adverse to the Consenting Lenders, (2) the consideration (and mix of consideration) being offered in the Transactions is not altered or amended and (3) the other terms of the Transactions are not altered or amended in a manner materially adverse to such Consenting Lender, each Consenting Lender hereby irrevocably agrees, contemporaneously with the consummation of the Investment, to accept the share of the Prepayment applicable to the obligations under the Credit Agreement held by it or Beneficially Owned by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, and, with respect to the remaining obligations under the Credit

Agreement held by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, execute a new credit agreement in the form of the Form of Amended Credit Agreement after giving effect to the matters referred to in Schedule B hereto (with the completion of items currently blank as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent). Each Consenting Lender hereby acknowledges and agrees that the Intercreditor Agreement, the Guarantee and Collateral Agreement, the Mortgages, the other Amended Credit Documents (other than the Amended Credit Agreement), and the other Ancillary Refinancing Documents entered into or delivered pursuant to or in connection with any of the transactions contemplated by the Amended Credit Agreement, will be in form and substance as agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent; provided, however, that to the extent draft forms of any such documents have been provided to the Consenting Lenders prior to the date hereof, the definitive forms of such documents shall not be materially altered from the draft forms so provided in a manner adverse to the Consenting Lenders.

Section 2.3  Agreement to Vote.  Subject to the terms and conditions hereof (including the execution and delivery of the Investment Agreement Amendment) and provided that the terms of the Prepackaged Plan as set forth in the Investment Agreement (after giving effect to the matters referred to on Schedule B hereto) are not altered or amended and provided further that it has received the Solicitation Materials in compliance with Section 1126(b) of the Bankruptcy Code, each Consenting Creditor hereby irrevocably agrees to timely (as set forth in the Solicitation Materials and in any event prior to the Initial Expiration Date) vote, and not change or revoke such vote, all Notes and/or all obligations under the Credit Agreement held by it, or with respect to which it serves as manager or investment advisor having the unrestricted power to vote, in favor of the Prepackaged Plan; provided that the terms of the Prepackaged Plan are consistent with Exhibit I to the Investment Agreement (after giving effect to the matters referred to on Schedule B hereto) and otherwise reasonably satisfactory to Consenting Creditors holding not less than 50.0% in principal amount of all Loans and Notes held by all Consenting Creditors in the aggregate.

Section 2.4  Additional Agreements of Consenting Creditors.

(a) Against Other Transactions. Subject to the terms and conditions hereof (including the execution and delivery of the Investment Agreement Amendment) and provided that (1) the economic terms of the Transactions are not altered or amended in a manner adverse to the Consenting Lenders, (2) the consideration (and mix of consideration) being offered in the Transactions is not altered or amended and (3) the other terms of the Transactions are not altered or amended in a manner materially adverse to such Consenting Lender, each Consenting Creditor agrees that, from and after the date hereof, it will not directly or indirectly seek, solicit, support, formulate or encourage any other plan, sale, proposal or offer of reorganization or liquidation, merger, restructuring or recapitalization of the Company and/or its subsidiaries that could reasonably be expected to prevent, delay or impede the Transactions on the terms set forth in the Investment Agreement, and that each Consenting Creditor agrees it shall not (i) object to, or otherwise commence any proceeding opposing, any of the terms of the Transactions or the Transaction Documents, (ii) take any action, including but not limited to objecting to the Prepackaged Plan, which is inconsistent with, or that would delay approval, consummation or confirmation of any of the Transactions or any of the Transaction Documents or (iii) take any action that would make any representation or warranty of such Consenting Creditor herein untrue or incorrect in any material respect, or have the effect of preventing or disabling the Consenting Creditor from performing its obligations hereunder in any material respect.

(b) Restrictions on Transfer, Etc. Each Consenting Creditor agrees, from and after the date hereof, not to directly or indirectly Transfer any Note or Loan or interest therein other than a Transfer that does not require registration under the Securities Act and in accordance with the terms of the Credit Agreement and the Indenture, as applicable, to (x) a transferee that is a Consenting Creditor or any Affiliate thereof, (y) a transferee that is a “Consenting Creditor” under that certain Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among the Company and the creditors of the Company signatory thereto (an “Other Consenting Creditor”) or (z) a transferee that represents that it is a “Qualified Institutional Buyer” within the meaning of Rule 144A under the Securities Act. Unless such Transfer is to a Consenting Creditor or an Other Consenting Creditor, such Transfer shall be pursuant to a privately negotiated transaction and the transferee shall execute and deliver to the Company a joinder agreement pursuant to which the transferee agrees to be bound by the terms of this Agreement as though it had been an original signatory hereto, including the making of the representations by the Consenting Creditors therein, including those in Sections 3.1(d) through 3.1(h). Any Transfer of any Note or Loan in violation of the foregoing shall be deemed ineffective to Transfer any right to accept or reject the Prepayment, the Restatement or the Offer, which right shall remain with and be exercised only by the purported transferor. This Agreement shall in no way be construed to preclude any Consenting Creditor from acquiring additional Notes or Loans; provided that such Notes or Loans shall become subject to the terms hereof as if such Notes or Loans had been held by such Consenting Creditor as of the date of this Agreement; provided further that any such Consenting Creditor acquiring additional Notes or Loans shall notify the Company of the amount of any such additional Notes or Additional Loans and Schedule A hereto shall be updated accordingly. Nothing in this Agreement shall prohibit any Consenting Creditor from ordinary course pledges of Notes in a prime brokerage account. In addition, a Consenting Creditor shall not be bound by the provisions of this Agreement with respect to any Notes or Loans acquired by it after the date hereof in its capacity as a Qualified Marketmaker (other than Notes or Loans that were acquired from a Consenting Creditor or that otherwise were subject to this Agreement). For purposes of this Agreement, (i) a “Qualified Marketmaker” means an entity that (x) holds itself out to the public as standing ready in the ordinary course of its business to purchase from customers and sell to customers Marketmaker Contracts (defined below) (or to enter with customers into long and short positions in derivative contracts that constituted Marketmaker Contracts), in its capacity as a dealer or market maker in such Marketmaker Contracts, and (y) regularly makes a two-way market in such Marketmaker Contracts; and (ii) a “Marketmaker Contract” means, without limitation, (x) debt securities issued or guaranteed by the Company, (y) options, forward contracts, swaps or other derivative contracts that require the delivery of such debt securities, or that require the payment of money determined by reference to the value or yield of such debt securities or (z) secured, unsecured and undersecured claims against the Company, including, without limitation, bank debt, trade claims, lease claims and deficiency claims.

(c) Public Statement. Each Consenting Creditor agrees that it shall not issue any press release or make any other public statement with respect to the Investment Agreement, the Offer, the Prepayment, the Form of Amended Credit Agreement or the Prepackaged Plan or any other transaction contemplated by the Investment Agreement without the prior written consent of the Company, except as may be required by applicable Law.

(d) Additional Matters. Each Consenting Creditor shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effecting the tenders and votes of such Consenting Creditor contemplated by Sections 2.1, 2.2 and 2.3 of this Agreement.

III. REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of Consenting Creditors.  Each Consenting Creditor, severally and not jointly, represents and warrants to the Company as of the date of this Agreement and at all times during the term of this Agreement, as follows:

(a) Such Consenting Creditor has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform such Consenting Creditor’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Consenting Creditor and constitutes a legal, valid and binding agreement of such Consenting Creditor enforceable by the Company against such Consenting Creditor in accordance with its terms, subject to the effects of bankruptcy and similar laws affecting creditors’ rights generally.

(b) Except for any changes as a result of Transfers made in accordance with Section 2.4(c) of this Agreement or as a result of acquisitions contemplated by the last sentence of Section 2.4(c) of this Agreement:

(i) Such Consenting Creditor (or, in the case of record ownership, its nominee through which such Consenting Creditor holds Loans and/or Notes) is (or with respect to trades pending settlement, will be) the record and Beneficial Owner, and such Consenting Creditor has (or with respect to trades pending settlement, will have) good, valid and marketable title, free and clear of any Liens (other than those arising under this Agreement and other than those that would not adversely affect such Consenting Creditor’s performance of its obligations under this Agreement), and/or is the authorized manager or investment advisor with respect to, the principal amount of Loans and/or Notes set forth next to such

Consenting Creditor’s name on Schedule A hereto, and, except as provided in this Agreement, has full and unrestricted power to dispose of and vote all of such Loans and/or Notes without the consent or approval of, or any other action on the part of any other Person, and has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement inconsistent with this Agreement with respect to, such Loans and Notes.

(ii) Except for any Excluded Notes or Excluded Loans in the case of a transferee of Notes or Loans, the Loans and Notes set forth next to such Consenting Creditor’s name on Schedule A hereto constitute all of the Loans and Notes that are Beneficially Owned by such Consenting Creditor, or as to which such Consenting Creditor serves as manager or investment advisor having the unrestricted power to vote or dispose thereof, as of the date hereof, and such Consenting Creditor does not Beneficially Own or otherwise so manage or advise with respect to, any other Loans or Notes. For purposes of this Agreement, “Excluded Notes” and “Excluded Loans” mean any Notes or Loans, respectively, acquired by a Consenting Creditor after the date hereof in its capacity as a Qualified Marketmaker (other than Notes or Loans that were acquired from a Consenting Creditor or that otherwise were subject to this Agreement pursuant to the fifth sentence of Section 2.4(c)).

(c) None of the execution and delivery of this Agreement by such Consenting Creditor, the consummation by such Consenting Creditor of the transactions contemplated hereby or compliance by such Consenting Creditor with any of the provisions hereof (i) requires any consent or other Permit of, or filing with or notification to, any Governmental Entity or any other Person by such Consenting Creditor other than has been taken or made or, (ii) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any organizational document or contract to which such Consenting Creditor is a party or by which such Consenting Creditor or any of such Consenting Creditor’s properties or assets (including such Consenting Creditor’s Loans and Notes) may be bound, (iii) violates any order or law applicable to such Consenting Creditor or any of such Consenting Creditor’s properties or assets (including such Consenting Creditor’s Loans and Notes), or (iv) results in a Lien upon any of such Consenting Creditor’s properties or assets (including such Consenting Creditor’s Loans and Notes).

(d) Such Consenting Noteholder (i) is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, (ii) is aware that the offer and sale of the Common Stock pursuant to the Offer and the Prepackaged Plan (except to the extent that Securities distributed under the Prepackaged Plan may be resold, pledged or otherwise transferred under Section 1145 of the Bankruptcy Code) (the “Securities”) to it is being made in reliance on a private placement exemption from registration under the Securities Act and not by means of a general solicitation or general advertising (iii) is acquiring the Securities for its own account and has no current intention to Transfer any of its Notes or Loans or the Common Stock received pursuant to the Offer or the Prepackaged Plan (except to the extent that Securities distributed under the Prepackaged Plan may be resold, pledged or otherwise transferred under Section 1145 of the Bankruptcy Code), (iv) if it beneficially owns any Notes, was not solicited to this Agreement by any public announcement of the Offer or the Prepackaged Plan or by any registration statement (or the filing thereof) related thereto filed with the Commission, and (v) the transferee became interested in purchasing the Notes or Loans through a pre-existing relationship with the transferor and not by means of a general solicitation or general advertising.

(e) Such Consenting Noteholder understands and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that such Securities have not been and, except as contemplated by the Exchange Registration Rights Agreement, will not be registered under the Securities Act and that such Securities may be offered, resold, pledged or otherwise transferred only (i) in a transaction not involving a public offering, (ii) pursuant to an exemption from registration requirements under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act, or (iv) to the Company or one of its Subsidiaries, in each of cases (i) through (iv) in accordance with any applicable securities Laws of any State of the United States, and that it will, and each subsequent holder is required to, notify any subsequent purchaser of Securities from it of the resale restrictions referred to above, as applicable, and will provide the Company and the transfer agent such certificates and other information as they may reasonably require to confirm that the transfer by it complies with the foregoing restrictions, if applicable; provided, however, that if the Securities are distributed to the Consenting Creditor under the Prepackaged Plan, such Securities may be resold, pledged or otherwise transferred to the extent allowed by Section 1145 of the Bankruptcy Code.

(f) Except to the extent that Securities distributed under the Prepackaged Plan may be resold, pledged or otherwise transferred under Section 1145 of the Bankruptcy Code (and not otherwise prohibited because such Consenting Noteholder is deemed an underwriter as defined in subsection (b) of Section 1145 of the Bankruptcy Code), such Consenting Noteholder understands that, unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144, the Company may require that the Securities will bear a legend or other restriction substantially to the following effect (it being agreed that if the Securities are not certificated, other appropriate restrictions shall be implemented to give effect to the following):

THIS INSTRUMENT WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION THEREFROM UNDER SUCH ACT OR SUCH LAWS.

(g) Such Consenting Creditor:

(i) is able to fend for itself in the transactions contemplated hereby;

(ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Securities;

(iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

(iv) acknowledges that (1) it has conducted its own investigation of the Company and the terms of the Securities, (2) it has had access to the Company’s public filings with the Commission and to such financial and other information as it deems necessary to make its decision to purchase the Securities, and (3) has been offered the opportunity to ask questions of the Company and received answers thereto, as it deemed necessary in connection with the decision to purchase the Securities; and

(v) understands that the Company will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

(h) Such Consenting Creditor acknowledges that the Common Stock is listed on the New York Stock Exchange and the Company is required to file reports containing certain business and financial information with the Commission pursuant to the reporting requirements of the Exchange Act, and that it is able to obtain copies of such reports.

Section 3.2  Representations and Warranties of the Company.  The Company hereby represents and warrants to the Consenting Creditors, that, except as otherwise disclosed in the Company’s 2008 10-K or the SEC Reports:

(a) The Company has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement enforceable by the Consenting Creditors against the Company in accordance with its terms, subject to the Bankruptcy Exceptions.

(b) Neither the execution, delivery and performance by the Company of this Agreement nor the consummation of the Transactions, including, without limitation, the filing and prosecution of the

Prepackaged Plan, nor compliance by the Company with any of the provisions hereof will (A) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien (other than (1) Permitted Liens and (2) as of the Closing, Liens granted pursuant to the Amended Credit Agreement and the other Amended Credit Documents and (3) as of the Closing, Liens granted pursuant to the ABL Agreement and the other ABL Documents) upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (x) its Certificate of Incorporation or By-laws or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or any of the properties, assets, or rights of the Company or any of its Subsidiaries may be subject, or (B) subject to compliance with the Statutes and Regulations, violate any law, statute, ordinance, rule or regulation, permit, concession, grant, franchise or any judgment, ruling, Order, writ, injunction or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (A)(y), with respect to the Credit Agreement and related agreements, the Notes and certain Company Benefit Plans and, if the Restructuring is being effectuated through the confirmation of the Prepackaged Plan in the Prepackaged Plan Proceeding, for any violations, conflicts and breaches arising solely from the commencement of the Prepackaged Plan Proceedings and in the case of clauses (A)(y) and (B), for such violations, conflicts and breaches that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Statutes and Regulations” means (I) the filing of the Series B Preferred Stock CoD with the Secretary of State of the State of Delaware, (II) the passage of the applicable ten (10) day notice period in compliance with Paragraph 312.05 of the New York Stock Exchange’s Listed Company Manual, (III) the filing and approval of subsequent listing applications with the New York Stock Exchange, (IV) in connection or in compliance with the HSR Act, (V) the filing with the Commission of the Schedule TO, the Form S-4, the Offer Documents and any Other Required Company Filings and the filings with the Commission or any other Governmental Entity pursuant to the applicable requirements of any federal or state securities or “Blue Sky” laws, (VI) such other consents, approvals, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (VII) in the event the Restructuring is being effectuated through the Prepackaged Plan, notice to, filing with, exemption or review by, or authorization, consent or approval of, the Bankruptcy Court (including entry of the Confirmation Order).

(c) The representations of the Company set forth in the Investment Agreement in Sections 4(a), (b) and (c) and set forth below are true and correct as of the date hereof and shall be true and correct upon the consummation of the Transactions:

(i) Securities. Subject to Section 6(p) of the Investment Agreement, in the event the Restructuring is being effectuated through the Prepackaged Plan and the satisfaction of the Prepackaged Plan Conditions, the Securities shall have been duly authorized by all necessary corporate action. When issued and sold against receipt of the consideration therefor as contemplated by the Offer or the Prepackaged Plan, the Securities will be validly issued, fully paid and nonassessable, will not subject the holders thereof to personal liability, will not be subject to preemptive rights of any other stockholder of the Company and will be free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, this Agreement, and under applicable state and federal securities laws.

(ii) Compliance with New York Stock Exchange Continued Listing Requirements. The Common Stock is as of the date of this Agreement listed on the New York Stock Exchange. The Company is as of the date of this Agreement in compliance in all material respects with applicable continued listing requirements of the New York Stock Exchange, and the Company has not received any notice of the delisting of the Common Stock from the New York Stock Exchange.

(iii) Board Approvals. At a duly held meeting on August 31, 2009, the Board unanimously determined that this Agreement and the Transactions, including without limitation the issuance of the

Securities, the compliance with the terms of this Agreement, are in the best interests of the Company and the Company’s Subsidiaries.

IV. ADDITIONAL COVENANTS

Section 4.1  Disclosure.  Without the consent of any Consenting Creditor, the Company may not publish or disclose in any announcement or disclosure such individual Consenting Creditor’s identity and ownership of Loans and Notes. The Company may publish or disclose the aggregate amount of the Consenting Creditors’ Loans and/or Notes without reference to any individual Consenting Creditors’ Loans or Notes and the nature of the Consenting Creditor’s obligations under this Agreement; provided that, the Consenting Creditors shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure.

Section 4.2  Additional Covenants of the Company.  (a) As long as the End Date (as defined below) has not occurred, the Company shall use its commercially reasonable efforts to successfully consummate the Transactions in the manner and in accordance with the timeline contemplated by this Agreement and the Investment Agreement.

(b) The Company shall not enter into any agreement or other arrangement with any holder of Loans or Notes with respect to or relating in any way to the transactions contemplated by the Investment Agreement if such agreement or other arrangement contains any term or provision relating to the consideration in respect of such Loans or Notes, including any agreement to pay any fee or other consideration (whether or not in cash), and any conditions relating to such payments, that is more favorable to such holder than those contained in agreements and arrangements with the Consenting Noteholders or Consenting Lenders, as applicable, without also providing such term, provision or condition for the benefit of the Consenting Noteholder or Consenting Lender, as applicable, party to this Agreement.

Section 4.3  Consenting Creditor Shelf Registration Statement.  If the Restructuring is completed pursuant to the Offer or, if the Restructuring is completed through a prepackaged bankruptcy and the Securities received by the Consenting Creditors are not freely tradeable pursuant to the provisions of section 1145 of the Bankruptcy Code, unless the Securities received by each Consenting Creditor in the Offer or pursuant to the bankruptcy plan are registered, the Company will enter into a registration rights agreement (the “Exchange Registration Rights Agreement”) containing customary indemnification provisions for selling stockholders and providing that the Company will, subject to customary blackout periods in connection with earnings releases and material corporate developments, (i) file with the SEC as soon as practicable, but in any event not later than 5 Business Days following the consummation of the Offer or the effective date of any bankruptcy plan, as the case may be, a “shelf” registration statement covering resales of the Securities received by each Consenting Creditor in the Offer or pursuant to the bankruptcy plan on a delayed or continuous basis and (ii) use its best efforts to maintain the effectiveness of such registration until the earlier of (A) six months after the completion of the Restructuring and (B) the date on which all such Securities held by the Consenting Creditors can be resold pursuant to Rule 144 without limitation as to volume or compliance with any manner of sale requirements; provided, however, that, if, during the six months after the completion of the Restructuring, there is not “adequate current public information” with respect to the Company for purposes of resales of Common Stock under Rule 144(c) under the Securities Act, then the words “six months” in the immediately preceding clause (A) shall be replaced with words “twelve months.” The Company shall pay all expenses incurred in connection the filing of the registration statement pursuant to this Section 4.3.

Section 4.4  Acceptability of Initial Unaffiliated Shareholder Directors.  The Company agrees that the directors who are members of the Board effective as of the Closing shall include two Independent Directors (as defined in the Stockholders Agreement in the form attached to the Investment Agreement as in effect on the date hereof) who are Unaffiliated Shareholder Directors (as defined in the Stockholders Agreement in the form attached to the Investment Agreement as in effect on the date hereof) (the “Initial Unaffiliated Shareholder Directors”). So long as this Agreement is in effect and there has been no breach by the Consenting Creditors of their obligations under Sections 2.1, 2.2, 2.3, 2.4(c) or 6.19 of this Agreement and there has been no material breach by the Consenting Creditors of their obligations under Sections 2.4(a) or 2.4(d) of this Agreement, (i) Noteholders representing at least a majority of the outstanding Notes may submit proposed persons to serve as the Initial Unaffiliated Shareholder Directors, and the Company shall consider in good faith any such proposed persons;

(ii) prior to the appointment of the Initial Unaffiliated Shareholder Directors, the Company shall provide notice prior to the Closing of the Company’s proposed Initial Unaffiliated Shareholder Directors; and (iii) in the event that Noteholders representing at least a majority of the outstanding Notes provide written notice to the Company within 7 Business Days that they object to the proposed Initial Unaffiliated Shareholder Directors, the Company shall propose (and, if necessary, continue to propose) alternative Initial Unaffiliated Shareholder Directors so that at least one of the two Initial Unaffiliated Shareholder Directors is acceptable to Noteholders representing at least a majority of the outstanding Notes (which acceptance shall, in the case of the initially proposed Initial Unaffiliated Shareholder Directors, be evidenced by the absence of a written objection within 7 Business Days of notice of such initially proposed Initial Unaffiliated Shareholder Directors and, in the case of any subsequently proposed Initial Unaffiliated Shareholder Directors, be evidenced by the absence of a written objection within 2 Business Days of notice of such subsequently proposed Initial Unaffiliated Shareholder Directors).

V. TERMINATION

Section 5.1  Termination by Consenting Creditors.  This Agreement may be terminated by the Required Consenting Creditors:

(a) upon the occurrence (or non-occurrence) of any event specified in Section 8 (other than Sections 8(a)(vi)) of the Investment Agreement that would permit either the Company or the Investor to terminate the Investment Agreement, in each case, without taking into account any alteration or amendment of such Sections subsequent to the date hereof or any waivers or consents granted by the Investor or the Company, as applicable, of the occurrence (or non-occurrence) of such events (provided that this Agreement shall not terminate pursuant to this Section 5.1(a) with respect to a Consenting Creditor unless such Consenting Creditor shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been a proximate cause of such occurrence (or non-occurrence));

(b) if the Company shall have materially breached any of its obligations set forth in this Agreement;

(c) if the Investment Agreement shall have been terminated in accordance with its terms;

(d) if (i) the economic terms of the Transactions are altered or amended in a manner adverse to the Consenting Lenders, (ii) the consideration (or mix of consideration) being offered in the Transactions is altered or amended, (iii) the other terms of the Transactions are altered or amended in a manner materially adverse to the Consenting Creditors, or (iv) the Minimum Condition (as defined in the Investment Agreement) shall have been decreased or is altered or amended, or the Amended Credit Agreement is executed and in effect and, at such time, the Amended Credit Agreement is not binding on all Term Lenders; provided, however, this Agreement may not be terminated by the Required Consenting Creditors pursuant to this Section 5.1(d), as a result of (x) any alterations or amendments to the Form of Amended Credit Agreement after giving effect to the matters referred to in Schedule B hereto or (y) the form and substance of the Ancillary Refinancing Documents to be entered into or delivered pursuant to or in connection with any of the transactions contemplated by the Amended Credit Agreement, that in each case, are agreed upon by Wachovia Bank, National Association (or any successor thereto), as administrative agent, as contemplated in Section 2.2;

(e) an Event of Default (as defined in the Credit Agreement) shall occur and be continuing, other than an Event of Default under clause (d) or (e) of Section 7.1 of the Credit Agreement resulting from the filing of an insolvency proceeding by the Company so long as the Company is pursuing the Prepackaged Plan; or

(f) at any time after 11:59 p.m. on January 15, 2010.

Section 5.2  Notice of Termination.  In the event that the Required Consenting Creditors desire to terminate this Agreement pursuant to Section 5.1, the Required Consenting Creditors shall provide written notice to the Company of the basis of such termination, and such termination shall be effective within three (3) Business Days of receipt by the Company of such written notice unless the basis of such termination has been cured by the Company (it being agreed that, during such 3-Business-Day period, the Consenting Noteholders obligations under Article II (other than those set forth in Sections 2.4(c) and 2.4(d)) of this Agreement shall be suspended and the Company shall not be permitted to consummate the Offer, the Prepayment, the Restatement, or the Prepackaged Plan during such period in reliance on the Loans or Notes subject to this Agreement or the votes of the Consenting Creditors).

Section 5.3  Effect of Termination.  (a) Upon the Closing, the rights and obligations of all the parties will terminate and become void without further action by any party and (b) if this Agreement shall be terminated in accordance with its terms prior to the completion of the Restructuring, all votes and tenders delivered by a Consenting Creditor prior to such termination shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Company and the rights and obligations of all the parties will terminate and become void without further action by any party, except, in each of clause (a) and clause (b), for the provisions of Section 5.1, Section 5.2, this Section 5.3 and Article VI, and in the case of clause (a), Section 4.3, which will survive such termination. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any willful breach of this Agreement prior to the time of termination.

VI. GENERAL

Section 6.1  Notices.  Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:

(a) if to a Consenting Creditor, to the address set forth below such Consenting Creditor’s name on the signature pages hereto; and

(b) if to the Company, to it at:

NCI Building Systems, Inc. Attention: General Counsel 10943 North Sam Houston Parkway West Houston, Texas 77064 Fax: (281) 477-9674

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz Attention: Mark Gordon 51 West 52nd Street New York, New York 10019 Fax: (212) 403-2000

or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.

Section 6.2  Parties in Interest.  Other than with respect to the parties to this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.3  Governing Law.  This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.

Section 6.4  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

Section 6.5  Assignment.  Except for Transfers permitted by Section 2.4(c), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part

(whether by operation of law or otherwise), without the prior written consent of each of the other parties. Subject to the first sentence of this Section 6.5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 6.5 shall be void. For purposes of this Agreement, “successor” for any entity other than a natural person shall mean a successor to such entity as a result of such entity’s merger, consolidation, sale of substantially all of its assets, or similar transaction.

Section 6.6  Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 6.7  Amendments.  This Agreement may not be modified or amended with respect to the Consenting Creditors except pursuant to an instrument in writing signed by the Requisite Consenting Creditors; provided that any such modification or amendment that treats one Consenting Creditor in an adverse manner as compared to any other Consenting Creditor shall not be effective unless such Consenting Creditor shall have consented to such modification or amendment. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 6.8  Waiver.  The Company may, in its sole discretion, (i) extend the time for the performance of any of the obligations of any Consenting Creditor, (ii) waive any inaccuracies in the representations and warranties of any Consenting Creditor contained in this Agreement or in any document delivered under this Agreement or (iii) waive compliance by any Consenting Creditor with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 6.9  Fees and Expenses.  Except as set forth in the next sentence and in the Credit Agreement, each party is responsible for its own fees and expenses (including the fees and expenses of counsel, financial consultants, investment bankers and accountants) in connection with the entry into this Agreement and the transactions contemplated hereby. The Company shall pay all reasonable out-of-pocket costs and expenses of the Consenting Creditors (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

Section 6.10  Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 6.11  Remedies Cumulative.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 6.12  Counterparts; Effectiveness; Execution.  This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement will become effective and binding upon each Consenting Creditor when executed by such Consenting Creditor. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 6.13  Specific Performance; Jurisdiction.

(a) The parties agree that irreparable damage would occur for which money damages would not suffice in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at Law. It is accordingly agreed that the non-breaching party shall be entitled to an injunction, temporary restraining order or other equitable relief exclusively (i) if the Company has commenced a case under the Bankruptcy Code, in the Bankruptcy Court or (ii) if the Company has not commenced a case under the Bankruptcy Code, in the Delaware Court of Chancery enjoining any such breach and enforcing specifically the terms and provisions hereof, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. The foregoing is in addition to any other remedy to which any party is entitled at Law, in equity or otherwise.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively (i) if the Company has commenced a case under the Bankruptcy Code, in the Bankruptcy Court or (ii) if the Company has not commenced a case under the Bankruptcy Code, in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 6.13, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6.1. Nothing in this Section 6.13 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 6.14  Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (i) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (ii) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 6.14.

Section 6.15  No Waiver of Participation and Reservation of Rights.  Notwithstanding anything to the contrary in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each of the Consenting Creditors to protect and preserve its rights, remedies and interests, including without limitation, its claims against the Company in respect of Loans and Notes or otherwise, or its full participation in the Cases as a party in interest. If the transactions contemplated by the Investment Agreement are not consummated, or if this Agreement is terminated for any reason, the parties fully reserve any and all of their rights.

Section 6.16  Consenting Creditor Obligations Several and not Joint.  The obligations of the Consenting Creditors hereunder shall be several and not joint, and no Consenting Creditor shall be liable for any breach of the terms of this Agreement by any other Consenting Creditor

Section 6.17  Settlement Discussions.  This Agreement is part of a proposed settlement of matters that could otherwise be the subject of litigation among the parties hereto. Nothing herein shall be deemed an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement.

Section 6.18  Status of Consenting Creditors.  Each Consenting Creditor acknowledges that its decision to enter into this Agreement has been made by such Consenting Creditor independently of any other Consenting Creditor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or of the Subsidiaries which may have been made or given by any other Consenting Creditor or by any agent or employee of any other Consenting Creditor. Each Consenting Creditor acknowledges that nothing contained herein, or in any Transaction Documents entered into with respect to the Transactions (including the Investment Agreement and any amendments thereto), and no action taken by any Consenting Creditor pursuant hereto or thereto, including any renegotiation, amendment, early conversion, exercise or termination, or other modification to the Transactions or the Transaction Documents, shall be deemed to constitute the Consenting Creditors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Consenting Creditors are in any way acting in concert or as a “group” for purposes of Section 13(d) of the Exchange Act with respect to such obligations or the Transactions contemplated by the Transaction Documents.

Section 6.19  No Impairment of Put Right.  Notwithstanding anything to the contrary contained in this Agreement, the parties agree that nothing in this Agreement shall limit or impair the ability of a Consenting Creditor to exercise its put right with respect to the Notes under Section 3.06 of the Indenture, to deliver any notice with respect thereto or to take any other action required to consummate such put, in each case, in accordance with the terms of, and subject to the conditions set forth in, the Indenture; provided that the Consenting Creditors agree not to exercise such put right or deliver any notice with respect thereto prior to November 13, 2009.

[Remainder of page intentionally left blank. Signature Page Follows.]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Mark E. Johnson
Name:     Mark E. Johnson

Title:	Executive Vice President, Chief Financial Officer and Treasurer

[Signature page to the Lock-Up and Voting Agreement]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

CONSENTING NOTEHOLDERS:

CONSENTING LENDERS:

[Signature page to the Lock-Up and Voting Agreement]

SCHEDULE A

CONSENTING NOTEHOLDERS:

CONSENTING LENDERS:

SCHEDULE B

The term “Form of Amended Credit Agreement” used in this Schedule B has the meaning ascribed to such term in the Investment Agreement without giving effect to the Investment Agreement Amendment.

1. Upon the effectiveness of the Restatement on the Closing Date, the Lenders that execute the new credit agreement (in the form of the Form of Amended Credit Agreement after giving effect to the matters referred to in this Schedule B) prior to the filing of the Prepackaged Plan shall receive a consent fee equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that is prepaid pursuant to the Prepayment, in addition to the consent fee previously offered by the Company equal to 2.0% of the aggregate principal amount of Loans held by such Lenders that remain outstanding after giving effect to the Prepayment. Such fees shall be paid to the Administrative Agent for the account of such Lenders. Such fees together comprise the total consent fee to be paid to such Lenders with respect to the Restatement and related transactions.

2. The definition of the term “Applicable Margin” in the Form of Amended Credit Agreement will be modified (a) to substitute “5.00% per annum” for “4.00% per annum” with respect to ABR Loans, and “6.00% per annum” for “5.00% per annum” with respect to Eurocurrency Loans, respectively, in clause (i) thereof, and (b) to insert the phrase “ending on or after October 30, 2011” after the phrase “most recently completed fiscal quarter of the Borrower” in clause (ii) thereof.

3. The following definition will be added to the Form of Amended Credit Agreement in appropriate alphabetical order:

“2009 Tax Refund”: any U.S. federal or state income tax refund received by the Borrower or any Subsidiary thereof (including the amount of such refund that would have been received by the Borrower or such Subsidiary but for being utilized to offset any tax liability otherwise payable by the Borrower or such Subsidiary) to the extent attributable to (and that would not have been so received but for) any carryback of net operating losses, capital losses, tax credits or similar tax attributes, if any, of the Borrower and its Subsidiaries for the taxable year ended on November 1, 2009 to any prior taxable year, provided that, for these purposes, (i) the amount of any state income tax refund shall be net of U.S. federal income tax cost thereof to the Borrower or any of its Subsidiaries, (ii) a 2009 Tax Refund shall not include any refund of state income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof and (iii) a 2009 Tax Refund shall not include any refund of U.S. federal income taxes as a result of an audit or examination of any tax return of the Borrower or any Subsidiary thereof unless the amount of such refund exceeds $4,000,000.

“Tax Refund Calculation Date: (i) each day on which the Borrower or any Subsidiary receives a 2009 Tax Refund of U.S. federal income taxes and (ii) the last day of any fiscal quarter of the Borrower if during such fiscal quarter the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes, in the aggregate, in excess of $100,000, provided that if, during any fiscal quarter, the Borrower and its Subsidiaries have received 2009 Tax Refunds of state income taxes that, in the aggregate, do not exceed $100,000, then the amount of such 2009 Tax Refunds received in such fiscal quarter shall be treated as being received by the Borrower and its Subsidiaries in the immediately following fiscal quarter for the purpose of this clause (ii).

4. The definition of “Excess Cash Flow” in the Form of Amended Credit Agreement will be modified to delete the words “plus (m)” in the last line thereof and insert in lieu thereof the words “minus (m) to the extent included in calculating EBITDA for such period, any 2009 Tax Refund or any portion thereof, plus (n).”

5. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to renumber paragraph (iii) as paragraph (iv).

6. Section 3.4(c) of the Form of Amended Credit Agreement will be modified to insert a new paragraph (iii) in numerical order as follows:

“(iii) On or before the date (each such date, a “Tax Refund Prepayment Date”) that is 45 calendar days after each Tax Refund Calculation Date, the Borrower shall, in accordance with Section 3.4(d) and Section 3.4(e), prepay the Term Loans in an amount equal to the Tax Refund Prepayment Amount (if greater than zero) with respect to such Tax Refund Calculation Date. As used herein, the term “Tax Refund Prepayment Amount” with respect to any Tax Refund Calculation Date means the amount equal to the excess of (1) the greater of (x) $10 million and (y) 50% of the aggregate amount of all 2009 Tax Refunds received by the Borrower and its Subsidiaries from the date of this Agreement to such Tax Refund Calculation Date over (2) the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a) (other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(ii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(ii)), repurchased pursuant to Section 3.4(b) or prepaid pursuant to this Section 3.4(c)(iii), in each case from the date of this Agreement to the Tax Refund Prepayment Date corresponding to such Tax Refund Calculation Date.”

7. Section 3.4(c)(ii) will be modified to insert the phrase “(other than any principal amount of Term Loans so prepaid that has previously been applied by the Borrower pursuant to Section 3.4(c)(iii) to reduce the amount of any prepayment of Term Loans otherwise required pursuant to Section 3.4(c)(iii))” after the phrase “the aggregate principal amount of Term Loans prepaid pursuant to Section 3.4(a)” where it appears twice in Section 3.4(c)(ii).

8. Article VI of the Form of Amended Credit Agreement will be modified to add the following:

“Section 6.11 2009 Tax Refund.

“The Borrower shall use reasonable best efforts to obtain the maximum amount of any 2009 Tax Refund of U.S. federal income taxes and shall use commercially reasonable efforts to obtain any 2009 Tax Refund of state income taxes, in each case that is legally due to the Borrower or any Subsidiary thereof, as soon as reasonably practicable and based on positions determined by the Borrower in good faith and consistent with past practice of the Borrower and its Subsidiaries in the ordinary course, provided that this Section 6.11 shall not apply to any 2009 Tax Refund of state income taxes that, in the good faith judgment of the Borrower, is not expected to be greater than $25,000, and provided, further, that neither the Borrower nor any Subsidiary thereof shall be required to file any tax return prior to the due date (taking into account applicable extensions) for filing such tax return.”

9. Article VI of the Form of Amended Credit Agreement will be modified to add a new affirmative covenant that will read as follows:

“Section 6.12 Notice of Any ABL Refinancing.

“If the Borrower shall have determined to replace or refinance the ABL Facility Agreement, the Borrower shall give notice to the Administrative Agent of such determination (and the Administrative Agent agrees to so notify the Lenders). The Lenders shall have an opportunity (for such period of time as the Borrower shall in good faith determine to be reasonable) to make a proposal to provide such replacement or refinancing of the ABL Facility Agreement, provided that (i) the Borrower shall not have any obligation to accept any such proposal or to enter into, continue or consummate any discussions, negotiations, understanding or agreement with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, (ii) if the Borrower elects to enter into any discussions or negotiations with any of the Lenders or any other Person with respect to any such proposal or any replacement or refinancing of the ABL Facility Agreement, the Borrower shall have the right in its sole discretion to suspend, discontinue or terminate such discussions or negotiations at any time or from time to time, and (iii) notwithstanding any other provision hereof, the Borrower shall not have any liability to any of the Lenders with respect to any fees, expenses or other obligations or liabilities that any of the Lenders or any other Person may incur in making any such proposal or in entering into or continuing any such discussions or negotiations.”

10. Section 9.10 of the Form of Amended Credit Agreement will be modified to read as follows:

“(a) Subject to the appointment of a successor as set forth herein, the Administrative Agent and the Collateral Agent may resign or be removed as Administrative Agent or Collateral Agent, respectively, under this Agreement and the other Loan Documents, as follows:

“(i) The Administrative Agent and the Collateral Agent may resign as Administrative Agent or Collateral Agent, respectively, upon 10 days’ notice to the Lenders and the Borrower.

“(ii) If the Administrative Agent or the Collateral Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Lenders or the Borrower may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(iii) If an ABL Default Event shall have occurred and be continuing, and the Administrative Agent or Collateral Agent, as applicable, is an Affiliate of or the same Person as the administrative agent or collateral agent under the ABL Facility Agreement, the Required Lenders may, upon 10 days’ notice to the Administrative Agent or Collateral Agent, as applicable, remove such agent.

“(b) If the Administrative Agent or Collateral Agent shall resign or be removed as Administrative Agent or Collateral Agent, as applicable, under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be subject to approval by the Borrower, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent or the Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Administrative Agent or Collateral Agent, as applicable, shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term Loans. After any retiring Agent’s resignation or removal as Agent, the provisions of this Article IX shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents. Additionally, after any retiring Agent’s resignation as such Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement and the other Loan Documents.

“(c) Any successor agent shall be subject to approval by the Borrower, which approval (i) shall not be unreasonably withheld or delayed in the case of any successor agent that is a commercial bank with a combined capital and surplus of at least $500,000,000 and (ii) may otherwise be withheld by the Borrower in its sole discretion. It is understood and agreed that the Borrower shall have no obligation to pay any fee to any successor agent that is greater than or in addition to the fees payable to the Administrative Agent on the date hereof.”

11. The Form of Amended Credit Agreement will be modified to include a definition of “ABL Default Event” that will provide that an ABL Default Event will have occurred if any of certain specified major events of default has occurred and is continuing, and the administrative agent or collateral agent under the ABL Facility Agreement shall have exercised any remedy provided for thereunder and shall not have rescinded such action.

Annex P

NCI Building Systems

Summary Term Sheet

$125,000,000 Senior Secured Revolving Credit Facility

Borrower:	NCI Group Inc., Robertson-Ceco II Corporation and/or any domestic operating subsidiaries of NCI Building Systems, Inc. (the “Company”) with assets to be included in the Borrowing Base.

Guarantors:	The Company and each material domestic subsidiary of the Company that is not a Borrower.

Credit Facility:	$125MM senior secured revolving credit facility (the “Facility” or “Revolver”) with sublimits for LC issuance ($25MM) and Swingline ($10MM).

Accordion:	$50MM up to a Maximum Credit of $175MM.

Borrowing Base:	95% of Qualified Cash (in a blocked account at a Lender or affiliate subject to control of Agent), plus

85% of Eligible A/R, plus

Lesser of (i) 65% of Eligible Inventory or (ii) 85% of NOLV of Eligible Inventory or (iii) 130% of A/R Availability, minus Reserves.

Collateral:	Generally, first priority lien on accounts, inventory and associated intangibles, and second priority lien on the assets securing the $150MM Term Loan. (Generally, Term Loan collateral will include a second priority lien on the Revolver Collateral).

Tenor:	Earlier of (i) 5 years or (ii) scheduled maturity of the Term Loan.

Financial Covenants:	Minimum Fixed Charge Coverage Ratio of 1.0:1.0, tested when excess availability falls below the greater of (i) $20,000,000, and (ii) the lesser of (a) 18% of Facility and (b) 18% of the Borrowing Base.

Cash Dominion:	Required when excess availability falls below the greater of (i) $20,000,000 and (ii) the lesser of (a) 18% of Facility and (b) 18% of the Borrowing Base.

Availability:	The Revolver will be undrawn at close other than letters of credit.

Pricing:

Arrangement Fee:	1.5% of allocated commitment amount.

Closing Fee:	2.0% of allocated commitment amount.

Unused Fee:	1.0% if usage < 50% of Facility, otherwise 0.75%.

Pricing Grid:	LIBOR Grid: 425 to 475bps, opening at 450bps. Base Rate Grid: 325 to 375bps, opening at 350bps.

P-1

Annex Q

LOAN AND SECURITY AGREEMENT
by and among
NCI GROUP, INC.
ROBERTSON-CECO II CORPORATION
as Borrowers
and
NCI BUILDING SYSTEMS, INC.
as Guarantor
THE LENDERS AND ISSUING BANK FROM TIME TO TIME PARTY HERETO
               ,
as Administrative Agent and Co-Collateral Agent
               .
               ,
as Co-Collateral Agents

as Joint Lead Arrangers
and

as Joint Lead Bookrunners
Dated:           , 2009

SECTION 1. DEFINITIONS		Q-1

SECTION 2. CREDIT FACILITIES		Q-43
2.1	Revolving Loans	Q-43
2.2	Swing Line Loans	Q-44
2.3	Letters of Credit	Q-44
2.4	Requests for Borrowings	Q-48
2.5	Mandatory Prepayments	Q-48
2.6	Optional Prepayments	Q-49
2.7	Increase in Maximum Credit	Q-49
2.8	Decrease in Maximum Credit	Q-50
2.9	Joint and Several Liability of Borrowers	Q-51
2.10	Commitments	Q-52

SECTION 3. INTEREST AND FEES		Q-52
3.1	Interest	Q-52
3.2	Fees	Q-53
3.3	Inability to Determine Applicable Interest Rate	Q-54
3.4	Illegality	Q-54
3.5	Increased Costs	Q-54
3.6	Capital Requirements	Q-55
3.7	Delay in Requests	Q-55
3.8	Mitigation; Replacement of Lenders	Q-55
3.9	Funding Losses	Q-56
3.10	Maximum Interest	Q-56
3.11	No Requirement of Match Funding	Q-56

SECTION 4. CONDITIONS PRECEDENT		Q-57
4.1	Conditions Precedent to Initial Loans and Letters of Credit	Q-57
4.2	Conditions Precedent to All Loans and Letters of Credit	Q-59

SECTION 5. GRANT AND PERFECTION OF SECURITY INTEREST		Q-60
5.1	Grant of Security Interest	Q-60
5.2	Perfection of Security Interests	Q-61
5.3	Special Provisions Relating to Collateral	Q-65
5.4	Intercreditor Relations	Q-65

SECTION 6. COLLECTION AND ADMINISTRATION		Q-65
6.1	Borrowers’ Loan Accounts	Q-65
6.2	Statements	Q-65
6.3	Lenders’ Evidence of Debt	Q-65
6.4	Register	Q-66
6.5	Notes	Q-66
6.6	Cash Management; Collection of Proceeds of Collateral	Q-66
6.7	Payments	Q-68
6.8	Taxes	Q-69
6.9	Use of Proceeds	Q-72
6.10	Appointment of Administrative Borrower as Agent for Requesting Loans and Receipts of Loans and Statements	Q-72

Q-i

6.11	Pro Rata Treatment	Q-73
6.12	Sharing of Payments, Etc.	Q-73
6.13	Settlement Procedures	Q-74
6.14	Obligations Several; Independent Nature of Lenders’ Rights	Q-78
6.15	Bank Products	Q-78

SECTION 7. COLLATERAL REPORTING AND COVENANTS		Q-79
7.1	Collateral Reporting	Q-79
7.2	Accounts Covenants	Q-80
7.3	Inventory Covenants	Q-81
7.4	Equipment and Real Property Covenants	Q-81
7.5	Power of Attorney	Q-82
7.6	Right to Cure	Q-82
7.7	Access to Premises	Q-83
7.8	Bills of Lading and Other Documents of Title	Q-83

SECTION 8. REPRESENTATIONS AND WARRANTIES		Q-83
8.1	Financial Condition	Q-83
8.2	No Change; Solvent	Q-84
8.3	Corporate Existence; Compliance with Law	Q-84
8.4	Corporate Power; Authorization; Enforceable Obligations	Q-84
8.5	No Legal Bar	Q-85
8.6	No Material Litigation	Q-85
8.7	No Default	Q-85
8.8	Ownership of Property; Liens	Q-85
8.9	Intellectual Property	Q-85
8.10	No Burdensome Restrictions	Q-86
8.11	Taxes	Q-86
8.12	Federal Regulations	Q-86
8.13	Employee Benefits	Q-86
8.14	Collateral	Q-87
8.15	Investment Company Act; Other Regulations	Q-87
8.16	Subsidiaries	Q-87
8.17	Purpose of Loans	Q-87
8.18	Environmental Compliance	Q-88
8.19	Name; State of Organization; Chief Executive Office; Collateral Locations	Q-88
8.20	Labor Disputes	Q-88
8.21	Bank Accounts	Q-89
8.22	Insurance	Q-89
8.23	Eligible Accounts	Q-89
8.24	Eligible Inventory	Q-89
8.25	Interrelated Businesses	Q-89
8.26	OFAC	Q-89
8.27	True and Correct Disclosure	Q-89
8.28	Delivery of Investment Documents	Q-90

Q-ii

SECTION 9. AFFIRMATIVE COVENANTS		Q-90
9.1	Financial Statements	Q-90
9.2	Certificates; Other Information	Q-91
9.3	Payment of Obligations	Q-92
9.4	Conduct of Business and Maintenance of Existence	Q-92
9.5	Maintenance of Property; Insurance	Q-93
9.6	Notices	Q-94
9.7	Environmental Laws	Q-94
9.8	New Inventory Locations	Q-95
9.9	Compliance with ERISA	Q-95
9.10	End of Fiscal Years	Q-95
9.11	Additional Guaranties and Collateral Security; Further Assurances	Q-95
9.12	Costs and Expenses	Q-96

SECTION 10. NEGATIVE COVENANTS		Q-97
10.1	Limitation on Fundamental Changes	Q-97
10.2	Encumbrances	Q-98
10.3	Indebtedness	Q-98
10.4	Investments	Q-100
10.5	Restricted Payments	Q-101
10.6	Transactions with Affiliates	Q-103
10.7	Change in Business	Q-104
10.8	Limitation of Restrictions Affecting Subsidiaries	Q-104
10.9	Certain Payments of Indebtedness, Etc.	Q-105
10.10	Modifications of Indebtedness, Organizational Documents and Certain Other Agreements	Q-106
10.11	Sale and Leaseback Transactions	Q-106
10.12	Designation of Designated Senior Debt	Q-107

SECTION 11. FINANCIAL COVENANT		Q-107
11.1	Consolidated Fixed Charge Coverage Ratio	Q-107

SECTION 12. EVENTS OF DEFAULT AND REMEDIES		Q-107
12.1	Events of Default	Q-107
12.2	Remedies	Q-109

SECTION 13. JURY TRIAL WAIVER; OTHER WAIVERS CONSENTS; GOVERNING LAW		Q-111
13.1	Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver	Q-111
13.2	Waiver of Notices	Q-112
13.3	Amendments and Waivers	Q-112
13.4	Indemnification	Q-114

SECTION 14. THE AGENT		Q-115
14.1	Appointment, Powers and Immunities	Q-115
14.2	Reliance by Agent	Q-115
14.3	Events of Default	Q-116
14.4	in its Individual Capacity	Q-116
14.5	Indemnification	Q-116
14.6	Non-Reliance on Agent and Other Lenders	Q-116
14.7	Failure to Act	Q-117

Q-iii

14.8	Additional Loans	Q-117
14.9	Concerning the Collateral and the Related Financing Agreements	Q-117
14.10	Field Audit, Examination Reports and other Information; Disclaimer by Lenders	Q-117
14.11	Collateral Matters	Q-118
14.12	Agency for Perfection	Q-119
14.13	Agent May File Proofs of Claim	Q-119
14.14	Successor Agent	Q-120
14.15	Other Agent Designations	Q-120
14.16	Co-Collateral Agent Determinations	Q-120
14.17	Intercreditor Arrangements	Q-121

SECTION 15. TERM OF AGREEMENT; MISCELLANEOUS		Q-121
15.1	Term	Q-121
15.2	Interpretative Provisions	Q-122
15.3	Notices	Q-123
15.4	Partial Invalidity	Q-123
15.5	Confidentiality	Q-124
15.6	Successors	Q-125
15.7	Assignments; Participations	Q-125
15.8	Entire Agreement	Q-127
15.9	USA Patriot Act	Q-127
15.10	Counterparts, Etc.	Q-127

Q-iv

INDEX
TO
EXHIBITS AND SCHEDULES

[TO BE COMPLETED]

Q-v

LOAN AND SECURITY AGREEMENT

This Loan and Security Agreement (this “Agreement”) dated          , 2009 is entered into by and among NCI Group, Inc., a Nevada corporation (“NCI”), Robertson-Ceco II Corporation, a Delaware corporation (“Robertson-Ceco,” and together with NCI, individually each a “Borrower” and collectively, “Borrowers,” as hereinafter further defined), NCI Building Systems, Inc., a Delaware corporation (“NCI Building Systems” or “Parent”), the parties hereto from time to time as lenders, whether by execution of this Agreement or an Assignment and Acceptance (each individually a “Lender” and collectively, “Lenders” as hereinafter further defined),          , a          , in its capacity as administrative and collateral agent for Issuing Bank and Lenders (in such capacity, “Agent” as hereinafter further defined),          , a           (“          ”) and          , a           (“          ” and, together with           and Agent, collectively, “Co-Collateral Agents”).1

WITNESSETH:

WHEREAS, Borrowers and Guarantor have requested that Agent, Issuing Bank and Lenders enter into financing arrangements with Borrowers pursuant to which Lenders may make loans and provide other financial accommodations to Borrowers; and

WHEREAS, Issuing Bank and each Lender are willing to agree (severally and not jointly) to make such loans and provide such financial accommodations to Borrowers on a pro rata basis according to its Commitment (as defined below) on the terms and conditions set forth herein and Agent is willing to act as agent for Issuing Bank and Lenders on the terms and conditions set forth herein and the other Financing Agreements;

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.  Definitions

For purposes of this Agreement, the following terms shall have the respective meanings given to them below:

1.1  “Acceleration” shall have the meaning set forth in Section 12.1(h) hereof.

1.2  “Accounts” shall mean, as to each Borrower and Guarantor, all present and future rights of such Borrower or Guarantor to payment of a monetary obligation, whether or not earned by performance, which is not evidenced by chattel paper or an instrument, (a) for property that has been or is to be sold, leased, licensed, assigned, or otherwise disposed of, (b) for services rendered or to be rendered, (c) for a secondary obligation incurred or to be incurred, or (d) arising out of the use of a credit or charge card or information contained on or for use with the card.

1.3  “Additional Agent” shall have the meaning set forth in the Intercreditor Agreement.

1.4  “Acquired Business” shall have the meaning given such term in the definition of the term “Permitted Acquisitions” contained herein.

1.5  “Adjusted Consolidated Net Income” shall mean for any period, the Consolidated Net Income of Parent and its Subsidiaries before any reduction thereof in respect of preferred stock dividends; provided, that there shall not be included in such Adjusted Consolidated Net Income:

(a) any net income (loss) of any Subsidiary that is not a Borrower or Guarantor if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Subsidiary, directly or indirectly, to a Borrower by operation of the terms of such Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Subsidiary or its stockholders (other than restrictions that have been

1 Note: If any of the Transactions are effected through a prepackaged bankruptcy proceeding, the form of this Agreement will be modified to include a condition that the prepackage plan’s effective date has occurred and to make other changes acceptable to the parties to reflect such circumstances.

waived or otherwise released); except, that, (A) subject to the limitations contained in clause (b) below, the Borrowers’ equity in the net income of any such Subsidiary for such period shall be included in such Adjusted Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or could have been made by such Subsidiary during such period to a Borrower or another Subsidiary (subject, in the case of a dividend that could have been made to another Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Subsidiary shall be included to the extent of the aggregate Investment of the Parent or any of its other Subsidiaries in such Subsidiary;

(b) any gain or loss realized upon the sale or other Disposition of any asset of Parent or any Subsidiary (including pursuant to any Sale and Leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the board of directors of the Parent);

(c) any item classified as an extraordinary, unusual or nonrecurring gain, loss or charge (including fees, expenses and charges associated with the Transactions and any related transactions, and any acquisition, merger or consolidation after the Closing Date);

(d) the cumulative effect of a change in accounting principles;

(e) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness;

(f) any unrealized gains or losses in respect of any foreign exchange contract, currency swap agreement or other similar agreement or arrangements (including derivative agreements or arrangements);

(g) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(h) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards;

(i) to the extent otherwise included in such Adjusted Consolidated Net Income, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of Parent or any Subsidiary owing to Parent or any Subsidiary; and

(j) any non-cash charge, expense or other impact attributable to application of the purchase method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments).

In the case of any unusual or nonrecurring gain, loss or charge not included in such Adjusted Consolidated Net Income pursuant to clause (c) above in any determination thereof, Parent will deliver an officer’s certificate to Agent promptly after the date on which such Adjusted Consolidated Net Income is so determined, setting forth the nature and amount of such unusual or nonrecurring gain, loss or charge.

1.6  “Adjusted Eurodollar Rate” shall mean, with respect to (a) each one (1) or two (2) month Interest Period for any Eurodollar Rate Loan comprising part of the same borrowing (including conversions, extensions and renewals), (i) the rate per annum determined by dividing (A) the highest of the London Interbank Offered Rates for any of the one (1), two (2) or three (3) month Interest Period by (B) a percentage equal to: (x) one (1) minus (y) the Reserve Percentage and (b) with respect to each other Interest Period for any Eurodollar Rate Loan comprising part of the same borrowing (including conversions, extensions and renewals), the rate per annum determined by dividing (i) the London Interbank Offered Rate for such Interest Period by (ii) a percentage equal to: (A) one (1) minus (B) the Reserve Percentage. For purposes hereof, “Reserve Percentage” shall mean for any day, that percentage (expressed as a decimal) which is in effect from time to time under Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as such regulation may be amended from time to time or any successor regulation, as the maximum reserve requirement (including, without limitation, any basic, supplemental, emergency, special, or marginal reserves)

applicable with respect to Eurocurrency liabilities as that term is defined in Regulation D (or against any other category of liabilities that includes deposits by reference to which the interest rate of Eurodollar Rate Loans is determined), whether or not any Lender has any Eurocurrency liabilities subject to such reserve requirement at that time. Eurodollar Loans shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credits for proration, exceptions or offsets that may be available from time to time to a Lender. The Adjusted Eurodollar Rate shall be adjusted automatically on and as of the effective date of any change in the Reserve Percentage.

1.7  “Administrative Borrower” shall mean NCI Group, Inc., a Nevada corporation, in its capacity as Administrative Borrower on behalf of itself and the other Borrowers and Guarantors pursuant to Section 6.10 hereof and its successors and assigns in such capacity.

1.8  “Affiliate” shall mean, as to any Person, any other Person (other than a Subsidiary) which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), of a Person means the power, directly or indirectly, either to (a) vote twenty (20%) percent or more of the securities having ordinary voting power for the election of the Board of Directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

1.9  “Agent” shall mean           in its capacity as administrative agent on behalf of Lenders pursuant to the terms hereof and any replacement or successor agent hereunder.

1.10  “Agent Payment Account” shall mean account no.           of Agent at          , or such other account of Agent as Agent may from time to time designate in writing to Administrative Borrower as the Agent Payment Account for purposes of this Agreement and the other Financing Agreements.

1.11  “Applicable Margin” shall mean, with respect to Base Rate Loans and Eurodollar Rate Loans, the applicable percentage (on a per annum basis) set forth below based on the Quarterly Average Excess Availability for the immediately preceding three (3) month period.

		Applicable	Applicable
		Eurodollar Rate	Base Rate
Tier	Quarterly Average Excess Availability	Margin	Margin

1	Equal to or greater than $60,000,000	4.25%	3.25%
2	Greater than or equal to $30,000,000 but less than $60,000,000	4.50%	3.50%
3	Less than $30,000,000	4.75%	3.75%

provided, that, (i) the Applicable Margin shall be calculated and established once each three (3) month period and shall remain in effect until adjusted for the next three (3) month period, (ii) each adjustment of the Applicable Margin shall be effective as of the first day of a calendar month based on the Quarterly Average Excess Availability for the immediately preceding three (3) month period; provided, that, in the event that a Borrowing Base Certificate is not delivered when required under the terms hereof, for the period from the date upon which such Borrowing Base Certificate was required to be delivered until the date upon which it actually is delivered, the Applicable Margin shall be three and three-quarters (3.75%) percent per annum, in the case of Base Rate Loans and four and three-quarters (4.75%) percent per annum, in the case of Eurodollar Rate Loans (it being understood that the foregoing shall not limit the rights of Agent and Lenders set forth in Section 12) and (iii) the Applicable Margin through April 30, 2010 shall be the amount for Tier 2 set forth above. In addition, at all times that an Event of Default exists or has occurred and is continuing, the Applicable Margin shall not decrease from that previously in effect as a result of the delivery of a Borrowing Base Certificate. In the event that at any time within six (6) months after the end of a three (3) month period the Quarterly Average Excess Availability for such three (3) month period used for the determination of the Applicable Margin was more or less than the actual amount of the Quarterly Average Excess Availability for such three (3) month period as a result of the inaccuracy of information provided by or on behalf of Borrowers to Agent for the calculation of Excess Availability, the Applicable Margin for such prior three (3) month period shall be adjusted to the applicable percentage based on such actual Quarterly Average Excess Availability and any additional interest for the applicable period as a result of such recalculation shall be promptly paid to Agent or any reduction in interest for the applicable periods as a result of such recalculation shall be given as a credit to Borrowers to reduce the then outstanding Loans, as the case may be. The foregoing shall not be construed to limit the rights of Agent and Lenders with respect to the amount of interest payable after a Default or Event of Default whether based on such recalculated percentage or otherwise.

1.12  “Approved Fund” shall mean any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

1.13  “Arrangers” shall mean, collectively,          , a          , and          , a          , each in its capacity as joint lead arranger, and their respective successors and assigns hereunder.

1.14  “Assignment and Acceptance” shall mean an Assignment and Acceptance substantially in the form of Exhibit A attached hereto (with blanks appropriately completed) delivered to Agent in connection with an assignment of a Lender’s interest hereunder in accordance with the provisions of Section 15.7 hereof.

1.15  “Bank Product Provider” shall mean any Lender or Affiliate of any Lender that provides any Bank Products to Borrowers or Guarantors.

1.16  “Bank Products” shall mean any one or more of the following types or services or facilities provided to a Borrower or Guarantor by Agent or a Bank Product Provider: (a) credit cards or stored value cards or the processing of payments and other administrative services with respect to credit cards or stored value cards or (b) treasury, cash management or related services, including (i) the automated clearinghouse transfer of funds for the account of a Borrower or Guarantor pursuant to agreement or overdraft for any accounts of a Borrower or Guarantor, and (ii) controlled disbursement services, (iii) returned items, netting, overdrafts and interstate depository network services, and (iv) Hedge Agreements if and to the extent permitted hereunder.

1.17  “Base Rate” shall mean, on any date, the greater of (a) the prime lending rate as announced from time to time by          , or its successors or (b) the Federal Funds Rate in effect on such day plus one half (1/2%) percent.

1.18  “Base Rate Loans” shall mean any Loans or portion thereof on which interest is payable based on the Base Rate in accordance with the terms thereof. All Swing Line Loans shall be Base Rate Loans.

1.19  “Board of Directors” shall mean, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the Board of Directors of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such Board of Directors.

1.20  “Borrowers” shall have the meaning set forth in the preamble hereto and include any other Person that at any time after the date hereof becomes a Borrower; each sometimes being referred to herein individually as a “Borrower.”

1.21  “Borrowing Base” shall mean, at any time, the amount equal to:

(a) ninety-five (95%) percent of Qualified Cash; plus

(b) the amount equal to eighty-five (85%) percent multiplied by the amount of Eligible Accounts; plus

(c) the amount equal to the lesser of (i) sixty-five (65%) percent multiplied by the Value of Eligible Inventory or (ii) eighty-five (85%) percent of the Net Recovery Percentage multiplied by the Value of Eligible Inventory or (iii) one hundred thirty (130%) percent of the amount determined based on clause (b) above; minus

(d) Reserves.

1.22  “Borrowing Base Certificate” shall mean a certificate substantially in the form of Exhibit B hereto, as such form may from time to time be modified by Agent in accordance with the terms hereof, which is duly completed (including all schedules thereto) and executed by the chief executive officer, chief financial officer or other appropriate financial officer of Administrative Borrower reasonably acceptable to Agent and delivered to Agent.

1.23  “Business Day” shall mean any day other than a Saturday, Sunday, or other day on which commercial banks located in New York, New York or Atlanta, Georgia are authorized or required by law to close, except that if a determination of a Business Day shall relate to any Eurodollar Rate Loans, the term Business Day shall also exclude any day on which banks are closed for dealings in dollar deposits in the London interbank market.

1.24  “Capital Expenditures” shall mean with respect to any Person for any period, the aggregate of all expenditures by such Person and its consolidated Subsidiaries during such period (exclusive of expenditures made (a) for Permitted Investments and (b) for Permitted Acquisitions, including the portion of the consideration therefor allocated to property, plant and equipment so acquired), which, in accordance with GAAP, are or should be included in “capital expenditures”; except, that, Capital Expenditures shall not include: (i) any such expenditures to the extent financed with proceeds of any Equity Interests issued, or capital contributions received by Parent, or of any Indebtedness permitted hereunder (excluding Loans under this Agreement), (ii) an amount of such expenditures equal to all or part of the proceeds of any casualty insurance, condemnation or eminent domain, or any sale or other Disposition of assets (other than Revolving Loan Priority Collateral), to the extent applied within one (1) year of the date of the receipt of such proceeds, except as to proceeds of any Sale and Leaseback Transaction, to the extent applied within three (3) months of the date of the receipt of such proceeds, and (iii) any such expenditures made in any period that are contractually required to be reimbursed to any Borrower or Guarantor in cash by a Person other than Parent and its Subsidiaries or Affiliates (including landlords) and are so reimbursed in cash during such period.

1.25  “Capital Leases” shall mean, as applied to any Person, any lease by such Person of property, real or personal, for which the obligations of the lessee are required in accordance with GAAP to be capitalized on the balance sheet of such lessee; provided, that, if at any time an operating lease of such lessee is required to be recharacterized as a Capital Lease after the date hereof as a result of a change in GAAP, then for purposes hereof such lease shall not be deemed a Capital Lease. The stated maturity of any Indebtedness under a Capital Lease shall be the scheduled date under the terms thereof of the last payment of rent or any other amount due under such Capital Lease.

1.26  “Cash Equivalents” shall mean (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in each case maturing within one (1) year from the date of acquisition thereof; (b) direct obligations of any state, commonwealth or territory of the United States of America or any political subdivision, agency or instrumentality of any such state, commonwealth or territory maturing within one (1) year from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then an equivalent rating from another nationally recognized rating service); (c) commercial paper or other indebtedness maturing no more than one (1) year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 from S&P or at least P-2 from Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then an equivalent rating from another nationally recognized rating service); (d) certificates of deposit, time deposits and Eurodollar time deposits or bankers’ acceptances maturing within one (1) year from the date of acquisition thereof and overnight bank deposits issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000 in the case of domestic banks and $100,000,000 (or the dollar equivalent thereof) in the case of foreign banks; (e) repurchase obligations for underlying obligations of the types described in clauses (a), (b) and (d) above entered into with any bank meeting the qualifications specified in clause (d) above or with securities dealers of recognized national standing; and (f) investments in money market funds or shares of investment companies that are registered under the Investment Company Act of 1940 that invest substantially all their property or assets in obligations of the types described in clauses (a) through (e) above or are subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the Securities and Exchange Commission.

1.27  “Cash Management Accounts” shall have the meaning set forth in Section 6.6 hereof.

1.28  “CD&R” shall mean Clayton, Dubilier & Rice, Inc. and any successor in interest thereto or successor to CD&R’s investment management business.

1.29  “CD&R Investors” shall mean, collectively, (a) Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership, or any successor thereto, (b) CD&R Friends and Family Fund VIII, L.P., a Cayman Islands exempted limited partnership, or any successor thereto, and (c) any Affiliate of any CD&R Investor.

1.30  “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority.

1.31  “Change in Tax Law” shall have the meaning set forth in Section 6.8.

1.32  “Change of Control” shall mean the occurrence of any of the following events: (a) the failure of one or more of the Permitted Holders to be the “beneficial owner” (within the meaning of such term under Rule 13d-3 under the Exchange Act), directly or indirectly, of less than twenty-five (25%) percent of the voting power of the total outstanding Voting Stock of the Relevant Parent Company, (b) the Continuing Directors shall cease to constitute a majority of the members of the Board of Directors of the Relevant Parent Company; (c) there shall not be any designee of one or more Permitted Holders serving as a member of the Board of Directors of the Relevant Parent Company; (d) the voting power of the total outstanding Voting Stock of the Relevant Parent Company of any Person that is not a Permitted Holder is both (i) more than thirty-five (35%) percent of such voting power and (ii) more than the voting power of the total outstanding Voting Stock of the Relevant Parent Company then “beneficially owned” by Permitted Holders; (e) Parent at any time ceases to own, directly or indirectly, one hundred (100%) percent of the Equity Interests of any Borrower (other than in a transaction permitted under Section 10.1); or (f) at any time a “change of control” occurs as such term is defined in the Term Loan Documents. As used herein, the term “Relevant Parent Company” means (i) NCI Building Systems so long as NCI Building Systems is not a Subsidiary of a Parent Entity, and (ii) any Parent Entity so long as NCI Building Systems is a Subsidiary thereof and such Parent Entity is not a Subsidiary of any other Parent Entity. Notwithstanding anything to the contrary in the foregoing, the Transactions shall not constitute or give rise to a Change of Control.

1.33  “Closing Date” shall mean the date on which all the conditions precedent set forth in Section 4.1 shall be satisfied or waived in writing.

1.34  “Co-Collateral Agents” shall mean, collectively, Agent,          , and          , each in its capacity as co-collateral agent, and any replacement or successor collateral agents hereunder.

1.35  “Code” shall mean the Internal Revenue Code of 1986, as the same now exists or may from time to time hereafter be amended, modified, recodified or supplemented, together with all rules, regulations and interpretations thereunder or related thereto.

1.36  “Collateral” shall have the meaning set forth in Section 5 hereof.

1.37  “Collateral Access Agreement” shall mean an agreement in writing, in form and substance reasonably satisfactory to Agent, from any lessor of premises to any Borrower or Guarantor (only to the extent any Collateral is at such premises), or any other person to whom any Collateral is consigned or who has custody, control or possession of any such Collateral or is otherwise the owner or operator of any premises on which any of such Collateral is located (including any third party processors used by a Borrower), in favor of

Agent with respect to the Collateral at such premises or otherwise in the custody, control or possession of such lessor, consignee or other person.

1.38  “Commercial Tort Claims” any action (other than claims primarily seeking declaratory or injunctive relief) commenced by a Borrower or Guarantor in the United States of America, any state, territory or political subdivision thereof, in which such Borrower or Guarantor seeks damages arising out of torts committed against it that would reasonably be expected to result in a damage award to it exceeding $500,000 in any one case or $2,500,000 in the aggregate; provided, that, such thresholds and qualifications do not apply for purposes of the grant of security interest set forth in Section 5.1(l) as of the date hereof and Schedule 5.1.

1.39  “Commitment” shall mean at any time, as to each Lender, the principal amount set forth next to such Lender’s name on Exhibit C hereto or on Schedule 1 to the Assignment and Acceptance Agreement pursuant to which such Lender became a Lender hereunder in accordance with the provisions of Section [15.7] hereof, as the same may be adjusted from time to time in accordance with the terms hereof; sometimes being collectively referred to herein as “Commitments.”

1.40  “Concentration Accounts” shall mean the deposit account of NCI Group, Inc. maintained at           bearing account number [          ] and such other accounts as may be established after the date hereof in accordance with the terms hereof used to receive funds from the Cash Management Accounts.

1.41  “Consolidated Fixed Charge Coverage Ratio” shall mean, with respect to any date of determination, the ratio of (a) the amount, determined on a consolidated basis, equal to (i) the EBITDA of Parent and its Subsidiaries on a consolidated basis, as of the end of a fiscal month for the immediately preceding twelve (12) consecutive fiscal months for which Agent has received financial statements pursuant to Section 9.1 hereof, less (ii) the amount of Capital Expenditures of Parent and its Subsidiaries for such period, less (iii) all federal, foreign state, local and foreign income taxes payable by Parent and its Subsidiaries in cash for such period (net of tax refunds received in cash during such period up to the amount of such taxes payable for such period), less (iv) all Restricted Payments paid in cash after the Closing Date during such period permitted under Sections 10.5(d), 10.5(e), 10.5(j), 10.5(k) and 10.5(l), except to the extent that any of such payments or the expenses to which such payments relate are otherwise included as expenses or charges for purposes of the calculation of EBITDA of Parent and its Subsidiaries to (b) Consolidated Fixed Charges of Parent and its Subsidiaries, on a consolidated basis, for such period.

1.42  “Consolidated Fixed Charges” shall mean, as to Parent and its Subsidiaries, on a consolidated basis, with respect to the immediately preceding twelve (12) consecutive fiscal months for which Agent has received financial statements pursuant to Section 9.1 hereof, the sum of, without duplication, (a) all Consolidated Interest Expense payable in cash for such period, plus (b) scheduled mandatory principal payments made or required to be made (after giving effect to any prepayments paid in cash that reduce the amount of such required payments) on account of Indebtedness of Parent and its Subsidiaries under clause (a), (b) or (c) of the definition of the term “Indebtedness” (excluding the obligations hereunder, any mandatory payments in respect of the Term Loan Debt based on excess cash flow under the Term Loan Documents as in effect on the date hereof, and any payments on Indebtedness required to be made on the final maturity date thereof, but including any obligations in respect of Capital Leases), for such period, plus (c) scheduled mandatory payments on account of Disqualified Equity Interests of Parent and its Subsidiaries (whether in the nature of dividends, redemption, repurchase or otherwise) required to be made during such period, plus (d) the amount of fees in excess of $2,000,000 payable for such period to any of the CD&R Investors and their Affiliates for the rendering of management consulting or financial advisory or other services, in each case determined on a consolidated basis in accordance with GAAP; provided, that, notwithstanding anything to the contrary set forth in this definition, for purposes of determining the compliance of Borrowers and Guarantors with Section 11.1 hereof prior to the last day of the fiscal month after the first anniversary of the date of this Agreement, the Consolidated Fixed Charges of Parent and its Subsidiaries on a consolidated basis for the applicable periods set forth on Schedule 1.42 hereto shall be used in the calculation of such Consolidated Fixed Charges.

1.43  “Consolidated Interest Expense” shall mean, for any period, as to Parent and its Subsidiaries, as determined in accordance with GAAP, the amount equal to total interest expense of Parent and its Subsidiaries on a consolidated basis for such period, whether paid or accrued (including the interest expense component attributed to any Capital Lease for such period) in accordance with GAAP.

1.44  “Consolidated Net Income” shall mean, with respect to Parent and its Subsidiaries for any period, the aggregate of the net income (loss) of Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

1.45  “Continuing Directors” shall mean the directors of Parent on the Closing Date, after giving effect to the execution and delivery of this Agreement and the other transactions contemplated thereby to occur on such date, and each other director if, in each case, such other director’s nomination for election to the Board of Directors of Parent is recommended by at least a majority of the then Continuing Directors or the election of such other director is approved by one or more Permitted Holders.

1.46  “Contractual Obligation” shall mean, as to any Person, any provision of any material security issued by such Person or of any material agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

1.47  “Convertible Note Account” shall mean account number           at           in the name of          , funded with the proceeds from           received by Parent on or about the date hereof pursuant to the Investment Agreement, which funds shall only be used for the payment of Indebtedness evidenced by or pursuant to the Convertible Notes; provided, that, upon payment in full of the Convertible Notes, such funds may be transferred to the Concentration Account and applied as otherwise permitted hereby.

1.48  “Convertible Notes” shall mean, collectively, the 2.125% Convertible Senior Subordinated Notes due November 2024 in the original principal amount of $180,000,000, as the same now exist or may hereafter be amended, modified or supplemented.

1.49  “Credit Facility” shall mean the Loans and Letters of Credit provided to or for the benefit of any Borrower pursuant to Section 2 hereof.

1.50  “Default” shall mean any of the events specified in Section 12.1, whether or not any requirement for the giving of notice (other than, in the case of Section 12.1(h), a Default Notice), the lapse of time, or both, or any other condition specified in Section 12.1, has been satisfied.

1.51  “Default Notice” shall have the meaning set forth in Section 12.1(h) hereof.

1.52  “Defaulting Lender” shall have the meaning set forth in Section 6.13(f) hereof.

1.53  “Deposit Account Control Agreement” shall mean an agreement in writing, in form and substance reasonably satisfactory to Agent, by and among Agent, the Borrower or Guarantor that is the customer of the bank with respect to a deposit account at such bank and such bank, which, if required hereunder, is sufficient to perfect the security interests of Agent therein and provides such other rights with respect thereto as Agent reasonably requires.

1.54  “Disposition” shall mean any sale, issuance, assignment conveyance, transfer, exchange, lease, license or other disposition (including through a Sale and Leaseback Transaction).

1.55  “Disqualified Equity Interest” means, with respect to any Person, any Equity Interest in such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, either mandatorily or at the option of the holder thereof) or upon the happening of any event or condition:

(a) matures or is mandatorily redeemable (other than solely for Equity Interests in such Person that do not constitute Disqualified Equity Interests and cash in lieu of fractional shares of such Equity Interests), whether pursuant to a sinking fund obligation or otherwise;

(b) is convertible or exchangeable at the option of the holder thereof for Indebtedness of, or Equity Interests in, such Person (other than solely for Equity Interests in such Person that do not constitute Disqualified Equity Interest and cash in lieu of fractional shares of such Equity Interests); or

(c) is redeemable (other than solely for Equity Interests in such Person that do not constitute Disqualified Equity Interest and cash in lieu of fractional shares of such Equity Interests) or is required to be repurchased by such Person or any of its controlled Affiliates, in whole or in part, at the option of the holder thereof;

in each case, on or prior to the date that is ninety-one (91) days after the Maturity Date; provided, that, an Equity Interest that would not constitute a Disqualified Equity Interest but for terms thereof giving holders thereof the right to require such Person to redeem or purchase such Equity Interest upon the occurrence of an “asset sale” or a “change of control” shall not constitute a Disqualified Equity Interest if any such requirement becomes operative upon the Payment in Full of all Obligations.

1.56  “Dominion Event” shall mean a period either (a) commencing on the date that an Event of Default shall exist or have occurred and be continuing and Agent shall have given written notice thereof to the Administrative Borrower stating that a Dominion Event has occurred, and ending on the date that such Event of Default ceases to exist or be continuing or (b) commencing on the date that Excess Availability has been less than, at any time, the amount equal to the greater of (i) eighteen (18%) percent of the lesser of (A) the Maximum Credit or (B) the Borrowing Base or (ii) $20,000,000 hereunder for more than three (3) consecutive Business Days or (c) commencing on the date that Excess Availability is less than, at any time, $15,000,000, and Agent shall have given written notice thereof to the Administrative Borrower stating that a Dominion Event has occurred, and ending on the date that Excess Availability has been greater than such amount for any thirty (30) consecutive day period thereafter; provided, that, a Dominion Event shall not be terminated less than ninety (90) days following the date which such Dominion Event would otherwise terminate in the case of the second (2nd) or any subsequent Dominion Event in any twelve (12) consecutive calendar month period.

1.57  “EBITDA” shall mean, as to Parent and its Subsidiaries, with respect to any period, an amount equal to (a) the Consolidated Net Income of Parent and its Subsidiaries for such period determined in accordance with GAAP, plus (b) each of the following (without duplication), in each case to the extent deducted in the calculation of such Consolidated Net Income for such period: (i) depreciation and amortization (including, but not limited to, imputed interest and deferred compensation) of Parent and its Subsidiaries for such period, all in accordance with GAAP, plus (ii) the Consolidated Interest Expense of Parent and its Subsidiaries for such period, plus (iii) Provision for Taxes for such period, plus (iv) non-cash charges (excluding non-cash charges that are accruals or reserves for cash charges in a future period), plus (v) cash restructuring charges for the two (2) fiscal year period ending October 31, 2010 up to the aggregate amount of $11,000,000, plus (vi) cash charges, fees and expenses related to the Transactions as contemplated by the Credit Facility paid on or before the Closing Date, or within nine (9) months after the Closing Date, and any items paid or accrued during such period relating to deferred compensation owed to management accrued prior to the Closing Date, plus (vii) fees and expenses paid to any Sponsor or any Affiliate of any Sponsor for the rendering of management consulting, financial advisory or other services, not to exceed $2,000,000 in the aggregate in the case of such fees for any (12) consecutive month period, plus (viii) any extraordinary, unusual or non-recurring losses or charges to the extent that such losses or charges exceed any extraordinary, unusual or non-recurring gains or credits, up to $5,000,000 in the aggregate for any (12) consecutive month period (or in the event that such gains or credits exceed such losses, then minus the amount of such excess), plus (ix) at Parent’s election, to the extent not otherwise added back pursuant to another provision of this clause (b) in calculating EBITDA for such period, any non-cash charges that are accruals or reserves for cash charges in a future period, minus (c) any cash charge incurred during such period to the extent a non-cash charge that was an accrual or reserve for such cash charge was added back pursuant to the preceding subclause (b)(ix) in calculating EBITDA for any prior period; provided, that, notwithstanding anything to the contrary set forth in this definition, for purposes of determining the compliance of Borrowers and Guarantors with Section 11.1 hereof prior to the last day of the first fiscal month or quarter (as the case may be) ending after the first anniversary of the date of this Agreement, the EBITDA of Parent and its Subsidiaries on a consolidated basis for the applicable periods set forth on the EBITDA Schedule 1.57 hereto shall be used in the calculation of such EBITDA.

1.58  “Eligible Accounts” shall mean those Accounts created by Borrowers in the ordinary course of its business, arising out of its sale of goods or rendition of services, that comply in all material respects with each of the representations and warranties respecting Eligible Accounts made herein, and that satisfy the criteria set forth below. Accounts shall be Eligible Accounts if:

(a) such Accounts are not unpaid more than ninety (90) days after the date of the original invoice for them;

(b) such Accounts are not owed by an account debtor who has Accounts unpaid more than ninety (90) days after the date of the original invoice for them which constitute more than twenty-five (25%) percent of the total Accounts of such account debtor;

(c) neither the account debtor nor any officer or employee of the account debtor with respect to such Accounts is an officer, employee, agent or other Affiliate of any Borrower or Guarantor; provided, that, in the event that any account debtor is an Affiliate of CD&R or any CD&R Investor, to the extent that such Account otherwise satisfies the criteria for an Eligible Account such Account shall be deemed an Eligible Account, so long as (i) it arises from a transaction in the ordinary course of business of the Borrower to whom such Account is owed and such Affiliate, (ii) it is on terms no less favorable to such Borrower than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate, (iii) it is otherwise at all times handled in all respects in the same or similar manner as an Account owing from a Person that is not an Affiliate in accordance with the practices and policies of such Borrower, (iv) such Affiliate does not have any power, directly or indirectly, to direct or cause the direction of the management or policies of any Borrower or Guarantor, (v) Agent shall have received notice of such Accounts at the time of any field examination to the extent that any Responsible Officer of Parent or any of its Subsidiaries has knowledge of such Accounts, and (vi) in the event that at any time, any such Accounts for which the account debtor is an Affiliate of CD&R or any CD&R Investor do not satisfy such criteria, then Co-Collateral Agents may, at their option, determine in their Permitted Discretion that all Accounts due from such Affiliate are not Eligible Accounts;

(d) such Accounts do not arise from sales on consignment, guaranteed sale, sale and return, sale on approval, or other terms under which payment by the account debtor may be conditional or contingent;

(e) Accounts that are not payable in Dollars;

(f) such Accounts are owing by an account debtor with a chief executive office or principal place of business located other than in the United States of America or Canada, then if the account debtor has delivered to such Borrower an irrevocable letter of credit issued or confirmed by a bank reasonably satisfactory to Agent in its Permitted Discretion and payable only in the United States of America and in U.S. dollars, sufficient to cover such Account, in form and substance reasonably satisfactory to Agent and if required by Agent, the original of such letter of credit has been delivered to Agent or Agent’s agent and the issuer thereof, and such Borrower has complied with the terms of Section 5.2(f) hereof with respect to the assignment of the proceeds of such letter of credit to Agent or naming Agent as transferee beneficiary thereunder;

(g) such Accounts are owing by an account debtor with a chief executive office or principal place of business in Canada, unless at any time promptly upon Agent’s request, such Borrower shall execute and deliver, or cause to be executed and delivered, such other agreements, documents and instruments as may be reasonably required by Agent to perfect the security interests of Agent in those Accounts of an account debtor with its chief executive office or principal place of business in Canada in accordance with the applicable laws of the Province of Canada in which such chief executive office or principal place of business is located and take or cause to be taken such other and further actions as Agent may reasonably request to enable Agent as secured party with respect thereto to collect such Accounts under the applicable Federal or Provincial laws of Canada;

(h) such Accounts are not owing by any foreign government or the federal government of the United States of America or any department, agency or instrumentality of the United States or any State, or any political subdivision, department, agency or instrumentality thereof (exclusive, however, of (i) Accounts owing by the federal government of the United States of America with respect to which the applicable Borrower has complied, to the reasonable satisfaction of Agent, with the Assignment of Claims Act of

1940 (31 USC Section 3727 or any similar applicable law and (ii) Accounts owing by any State, or any political subdivision, department, agency or instrumentality thereof, with respect to which the applicable Borrower has complied, to the reasonable satisfaction of Agent, with all applicable laws so as to give Agent the same rights and remedies with respect thereto as it has with Accounts owing by an account debtor other than such State or entity);

(i) the account debtor with respect to such Accounts has not asserted a counterclaim, defense or dispute and is not owed or does not claim to be owed any amounts that may give rise to any right of setoff or recoupment against such Accounts (but the portion of the Accounts of such account debtor in excess of the amount at any time and from time to time owed by such Borrower to such account debtor or claimed owed by such account debtor that otherwise satisfy the criteria for Eligible Accounts shall be deemed Eligible Accounts);

(j) such Accounts do not arise from service charges, interest or fees, or warranty or similar charges, provided, that, for purposes of the calculation of the Borrowing Base, Agent shall establish an estimated amount of such interest, fees and charges that shall not be deemed Eligible Accounts based on information provided by Borrowers to Agent, which amount shall be adjusted periodically based on field examinations and other information that Agent may receive from time to time, and any portion of any Accounts attributable to such interest, fees and charges shall not be otherwise separately deducted from such Accounts;

(k) the aggregate amount of such Accounts (i) owing by a single account debtor that is Investment Grade do not constitute more than ten (10%) percent of the aggregate amount of all otherwise Eligible Accounts of all Borrowers or (ii) owing by a single account debtor that is not Investment Grade (or not rated) do not constitute more than five (5%) percent of the aggregate amount of all otherwise Eligible Accounts of all Borrowers (provided, that, the portion of the Accounts not in excess of such applicable percentage that otherwise satisfy the criteria for Eligible Accounts shall be deemed Eligible Accounts and for purposes hereof “Investment Grade” shall mean that the account debtor has received a credit rating of BBB- or higher from S&P or a rating of Baa3 or higher from Moody’s or, if neither S&P nor Moody’s shall then be rating such account debtor, then an equivalent rating from another nationally recognized rating service); provided, that, in each case, the amount of Eligible Accounts that are excluded because they exceed the foregoing percentages shall be determined by Agent based on all of the otherwise Eligible Accounts prior to giving effect to any eliminations based upon the foregoing concentration limit;

(l) there are no proceedings or actions which are threatened (of which any Borrower has or reasonably should have notice or of which Agent has any notice) or pending against the account debtor with respect to such Accounts which could be reasonably expected to result in any material adverse change in such account debtor’s financial condition (including, without limitation, any bankruptcy, dissolution, liquidation, reorganization or similar proceeding);

(m) any Account the payment of which Co-Collateral Agents determine in their Permitted Discretion and after notice to Administrative Borrower is doubtful by reason of the account debtor’s financial condition or inability to pay;

(n) such Accounts are subject to the first priority, valid and perfected security interest of Agent (except as to priority, subject to the Liens permitted under clauses (b) and (k) of the definition of Permitted Liens hereof) and any goods giving rise thereto were not at the time of the sale thereof, subject to any Liens except those permitted in this Agreement;

(o) such Accounts are not subject to any Lien other than (i) the Lien of Agent, (ii) those permitted in clauses (b), (c), (k) [and (p)] of the definition of the term Permitted Liens (but as to Liens referred to in clause (k), subject to the right of Co-Collateral Agents to establish a Reserve as provided therein), (iii) Liens permitted in clause (z) of the definition of the term Permitted Liens, subject to any applicable Deemed Reserve, or with respect to which the Agent shall have established a Reserve or notified the Administrative Borrower that no Reserve will be established and (iv) and any other Liens permitted under this Agreement that are subject to the Intercreditor Agreement or to another intercreditor agreement in form and substance reasonably satisfactory to Agent between the holder of such Lien and Agent;

(p) such Accounts are Accounts with respect to which (i) the goods giving rise to such Account have been shipped and billed to the account debtor, and (ii) the services giving rise to such Account have been performed and billed to the Account Debtor, or

(q) (i) such Accounts do not consist of retainage invoices or progress billings (such that the obligation of the account debtors with respect to such Accounts is conditioned upon such Borrower’s satisfactory completion of any further performance under the agreement giving rise thereto), and (ii) such Accounts do not consist of bill and hold invoices;

(r) such Accounts comply in all material respects with the covenants contained in Section 7.2(b) of this Agreement and with respect to the representations and warranties contained in Section 7.2(b) to the extent such terms and conditions consist of representations and warranties that are qualified as to materiality or Material Adverse Effect then the same shall be true and correct as to such Accounts and to the extent that such terms and conditions consist of representations and warranties that are not so qualified, the same shall be true and correct as to such Accounts in all material respects;

(s) the account debtor is not located in a state requiring the filing of a Notice of Business Activities Report or similar report in order to permit such Borrower to seek judicial enforcement in such State of payment of such Account, unless such Borrower has qualified to do business in such state or has filed a Notice of Business Activities Report or equivalent report for the then current year or such failure to qualify or file and inability to seek judicial enforcement is capable of being remedied without any material delay or material cost;

(t) the sale of goods or the rendition of services giving rise to such Account is not supported by a performance, bid or surety bond unless the issuer of such bond shall have waived in writing any rights or interest in and to all Collateral, which waiver is in form and substance reasonably satisfactory to Agent; and

(u) none of the transactions giving rise to such Accounts violate any applicable law or regulation in any material respect, and all documentation relating to such Accounts is legally sufficient under such laws and regulations.

Notwithstanding the foregoing, Co-Collateral Agents may, from time to time in their Permitted Discretion, upon three (3) Business Days prior notice to Administrative Borrower change the criteria for Eligible Accounts set forth above or add any new criteria for Eligible Accounts based on either: (i) an event, condition or other circumstance arising after the date hereof, or (ii) an event, condition or other circumstance existing on the date hereof to the extent Agent has no knowledge thereof or of its affect on the Accounts prior to the date hereof, in either case under clause (i) or (ii) which adversely affects or could reasonably be expected to adversely affect the Accounts in any material respect as determined by Co-Collateral Agents in their exercise of its Permitted Discretion; provided, that, during such three (3) Business Day period, the Borrowing Base shall, solely for the purposes of any new Loans or Letters of Credit requested by any Borrower during such three (3) Business Day period, exclude any Accounts not constituting Eligible Accounts solely by reason of such proposed changes or additions to the criteria for Eligible Accounts set forth in such notice. Any such change in criteria shall have a reasonable relationship to the event, condition or other circumstance that is the basis for such change. Upon delivery of such notice, Agent will be available from time to time during business hours to consult with Administrative Borrower in connection with the basis for such new criteria or changes to the criteria. Borrowers may take such action as may be required so that the event, condition or matter that is the basis for such change no longer exists, in a manner and to the extent satisfactory to Co-Collateral Agents in their exercise of its Permitted Discretion. In no event shall such notice or opportunity limit the right of Agent to make such change, unless Co-Collateral Agents shall have determined in their Permitted Discretion that the event, condition or other circumstance that is the basis for such new criteria or changes to the criteria no longer exists (except if there is a reasonable prospect that such event, condition or other circumstance will occur again within a reasonable period of time thereafter) or unless Co-Collateral Agents shall have determined in their

Permitted Discretion that it has otherwise been adequately addressed by the applicable Borrower. Any Accounts that are not Eligible Accounts shall nevertheless be part of the Collateral. In addition to the foregoing, the determination of Eligible Accounts acquired in any Permitted Acquisition shall be subject to the terms of the last paragraph of the definition of the term Permitted Acquisition herein.

1.59  “Eligible In-Transit Inventory” shall mean Inventory that would otherwise be Eligible Inventory (other than for its location):

(a) that has been shipped from a location of any Borrower or from the manufacturer or wholesale distributor thereof within the United States of America for receipt at a location of any Borrower within the United States of America and permitted hereunder or from any location of a Borrower to another location of a Borrower, within thirty (30) days of shipment, but in either case, which has not yet been delivered to such Borrower,

(i) for which the purchase order is in the name of a Borrower,

(ii) title has passed to such Borrower (and Agent has received such evidence thereof as it has reasonably requested),

(iii) except as otherwise reasonably agreed by Agent, for which a Borrower is designated as “shipper” and/or consignor and the document of title or waybill reflects a Borrower as consignee with respect thereto,

(iv) as to which Agent has control over the documents of title, to the extent applicable, to such Inventory and

(v) which is insured in accordance with the terms of this Agreement;

provided, that, Agent may, upon notice to Administrative Borrower, exclude any particular Inventory from Eligible In-Transit Inventory, in the event that Co-Collateral Agents reasonably determine that such Inventory is subject to any Person’s right or claim that is (or is capable of being) senior to, or pari passu with, the security interest and lien of Agent therein (such as, without limitation a right of stoppage in transit), as applicable or that may otherwise adversely impact the ability of Agent to realize upon such Inventory, and

(b) is located outside of the United States of America and which is in transit to either the premises of a Freight Forwarder in the United States of America or the premises of any Borrower in the United States of America which are either owned and controlled by such Borrower or leased by such Borrower (but only if Agent has received a Collateral Access Agreement duly authorized, executed and delivered by such Freight Forwarder and the owner and lessor of such leased premises, as the case may be); provided, that,

(i) Agent has a first priority perfected security interest in and lien upon such Inventory and all documents of title with respect thereto (subject to such Liens as are permitted under clause (c) of the definition of the term Permitted Liens),

(ii) such Inventory either (A) is the subject of a negotiable bill of lading (1) in which Agent is named as the consignee (either directly or by means of endorsements), (2) that was issued by the carrier respecting such Inventory that is subject to such bill of lading, and (3) that is in the possession of Agent or the Freight Forwarder handling the importing, shipping and delivery of such Inventory, in all cases, acting on Agent’s behalf subject to a Collateral Access Agreement duly authorized, executed and delivered by such Freight Forwarder, or (B) is the subject of a negotiable forwarder’s cargo receipt and such cargo receipt on its face indicates the name of the freight forwarder as a carrier or multi-modal transport operator and has been signed or otherwise authenticated by it in such capacity or as a named agent for or on behalf of the carrier or multi-modal transport operator, in any case respecting such Inventory and either (1) names Agent as the consignee (either directly or by means of endorsements), or (2) is in the possession of Agent or the Freight Forwarder handling the importing, shipping and delivery of such Inventory, in all cases, acting on Agent’s behalf subject to a Collateral Access Agreement duly authorized, executed and delivered by such Freight Forwarder,

(iii) such Borrower has title to such Inventory, and Agent shall have received such evidence thereof as it may from time to time reasonably require,

(iv) Agent shall have received a Collateral Access Agreement, duly authorized, executed and delivered by the Freight Forwarder located in the United States of America handling the importing, shipping and delivery of such Inventory,

(v) such Inventory is insured against types of loss, damage, hazards, and risks, and in amounts, satisfactory to Agent in its Permitted Discretion, and Agent shall have received a copy of the certificate of marine cargo insurance in connection therewith in which it has been named as an additional insured and loss payee in a manner reasonably acceptable to Agent,

(vi) Agent shall have received (A) a certificate duly executed and delivered by an officer of such Borrower certifying to Agent that, to the best of the knowledge of such Borrower, such Inventory complies in all material respects with all of such Borrower’s covenants contained herein concerning Eligible In-Transit Inventory and with respect to the representations and warranties contained herein concerning Eligible In-Transit Inventory to the extent such terms and conditions consist of representations and warranties that are qualified as to materiality or Material Adverse Effect then the same shall be true and correct as to such Inventory and to the extent that such terms and conditions consist of representations and warranties that are not so qualified, the same shall be true and correct as to such Inventory in all material respects and that the shipment as evidenced by the documents conforms to the related order documents, and (B) upon Agent’s request, a copy of the invoice, packing slip and manifest with respect thereto,

(vii) such Inventory is not subject to a Letter of Credit, and

(viii) such Inventory shall not have been in transit for more than sixty (60) days.

The aggregate amount of Inventory constituting Eligible In-Transit Inventory under clauses (a) and (b) above for purposes of the calculation of the Borrowing Base at any time will not exceed $3,000,000.

1.60  “Eligible Inventory” shall mean the Inventory of Borrowers that comply in all material respects with each of the representations and warranties respecting Eligible Inventory made herein, and that satisfy the criteria set forth below. Eligible Inventory shall not include:

(a) Inventory that does not consist of finished goods and raw materials and certain work-in-process for such finished goods;

(b) obsolete or slow moving Inventory (with inventory that has not been sold after a period of more than twelve (12) months being deemed to be obsolete or slow moving for this purpose), or is damaged or unfit for sale;

(c) Inventory that is not of a type held for sale by any Borrower in the ordinary course of business;

(d) Inventory that is not subject to the first priority, valid and perfected security interest of Agent (except as to priority, subject to the liens permitted in clauses (b), (c), (k) and (o) of the definition of the term Permitted Liens);

(e) Inventory that is not owned by any Borrower;

(f) Inventory that is located on premises leased by any Borrower, or stored with a bailee, warehouseman, processor or similar Person, unless (i) Agent has given its prior consent thereto, (ii) a Collateral Access Agreement, in form and substance reasonably satisfactory to Agent has been delivered to Agent, or (iii) Reserves for rent or other amounts payable with respect to such premises, processing or storage reasonably satisfactory to Co-Collateral Agents in their Permitted Discretion, but in no event to exceed the limits for such rent or other amounts with respect to such locations as provided herein, have been established with respect thereto; provided, that, (A) in no event shall Inventory at third party processors having a value of greater than $10,000,000 (or such higher amount as Co-Collateral Agents may hereafter agree) constitute Eligible Inventory and (B) in no event shall Inventory at locations where the value of such Inventory is less than $125,000 constitute Eligible Inventory;

(g) Inventory that is placed on consignment or is in transit with a common carrier from vendors or suppliers, except for Eligible In-Transit Inventory described in subsection (a) of the definition of Eligible In-Transit Inventory;

(h) Inventory that consists of display items, samples, manufacturing supplies or replacement or spare parts not considered for sale in the ordinary course of business or is paint;

(i) Inventory that consists of goods which have been returned by the buyer, other than goods that are undamaged or that are resalable in the normal course of business;

(j) Inventory that does not comply in all material respects with each of the representations and warranties respecting Eligible Inventory made herein;

(k) Inventory that consists of Hazardous Materials that can be transported or sold only with licenses that are not readily available;

(l) Inventory that is covered by negotiable document of title, unless such document has been delivered to Agent;

(m) packaging, packing and shipping materials;

(n) supplies used or consumed in such Borrower’s business;

(o) bill and hold Inventory;

(p) Inventory located outside the United States of America except for Eligible In-Transit Inventory described in subsection (b) of the definition of Eligible In-Transit Inventory;

(q) such Inventory that is not subject to a first-priority, valid and perfected security interest of Agent and is subject to any Lien other than (i) the Lien of Agent, (ii) as to priority those permitted in clause (b), (c), (k), (o) [and (p)] of the definition of the term Permitted Liens (but as to Liens referred to in clause (k) and (o), subject to the right of Co-Collateral Agents to establish a Reserve as provided therein), (iii) Liens permitted in clause (z) of the definition of the term Permitted Liens, subject to any applicable Deemed Reserve, or with respect to which the Agent shall have established a Reserve or notified the Administrative Borrower that no Reserve will be established and (iv) and any other Liens permitted under this Agreement that are subject to the Intercreditor Agreement or to another intercreditor agreement in form and substance reasonably satisfactory to Agent between the holder of such Lien and Agent;

(r) “tolling” Inventory having a value in excess of $3,000,000; provided, that, only fifty (50%) percent of the value of such Inventory shall be included in the calculation of the Borrowing Base;

(s) Inventory that is not produced, used, stored and maintained in accordance with applicable insurance standards or in conformity with applicable laws in all material respects;

(t) Inventory that is a discontinued product or component thereof and is not immediately usable in a continuing product;

(u) Inventory that contains or bears any intellectual property rights licensed to such Person unless Agent is satisfied in its Permitted Discretion that it may sell or otherwise dispose of such Inventory without (i) infringing the rights of such licensor, (ii) violating any contract with such licensor, or (iii) incurring any liability with respect to payment of royalties other than royalties incurred pursuant to sale of such Inventory under the current licensing agreement;

(v) Inventory that is not reflected in a current perpetual inventory report of such Person; and

(w) Inventory for which reclamation rights have been asserted by the seller.

Notwithstanding the foregoing, Co-Collateral Agents may, from time to time, in their Permitted Discretion, upon three (3) Business Days’ prior notice to Administrative Borrower, change the criteria for

Eligible Inventory set forth above or add any new criteria for Eligible Inventory based on either: (i) an event, condition or other circumstance arising after the date hereof, or (ii) an event, condition or other circumstance existing on the date hereof to the extent Agent has no knowledge thereof or of its affect on the Inventory prior to the date hereof, in either case under clause (i) or (ii) which adversely affects or could reasonably be expected to adversely affect the Inventory in any material respect as determined by Co-Collateral Agents in the exercise of their Permitted Discretion; provided, that, during such three (3) Business Day period, the Borrowing Base shall, solely for the purposes of any new Loans or Letters of Credit requested by any Borrower during such three (3) Business Day Period, exclude any Inventory not constituting Eligible Inventory solely by reason of such proposed changes or additions to the criteria for Eligible Inventory set forth in such notice. Any such change in criteria shall have a reasonable relationship to the event, condition or other circumstance that is the basis for such change. Upon delivery of such notice, Agent will be available from time to time during business hours to consult with Administrative Borrower in connection with the basis for such changes to the criteria. Borrowers may take such action as may be required so that the event, condition or matter that is the basis for such change no longer exists, in a manner and to the extent satisfactory to Co-Collateral Agents in the exercise of their Permitted Discretion. In no event shall such notice or opportunity limit the right of Agent to make such change, unless Co-Collateral Agents shall have determined in their Permitted Discretion that the event, condition or other circumstance that is the basis for such new criteria or changes to the criteria no longer exists (except if there is a reasonable prospect that such event, condition or other circumstance will occur again within a reasonable period of time thereafter) or unless Co-Collateral Agents shall have determined in their Permitted Discretion that it has otherwise been adequately addressed by the applicable Borrower. Any Inventory that is not Eligible Inventory shall nevertheless be part of the Collateral. In addition to the foregoing, the determination of Eligible Inventory acquired in any Permitted Acquisition shall be subject to the terms of the last paragraph of the definition of the term Permitted Acquisition herein.

1.61  “Eligible Transferee” shall mean (a) any Lender; (b) the parent company of any Lender and/or any Affiliate of such Lender which is at least fifty (50%) percent owned by such Lender or its parent company; (c) an Approved Fund approved by Agent; and (d) any other commercial bank, financial institution or “accredited investor” (as defined in Regulation D under the Securities Act of 1933) approved by Agent, such approval not to be unreasonably withheld, conditioned or delayed; provided, that, neither any Borrower nor any Guarantor nor any Affiliate of any Borrower or Guarantor shall qualify as an Eligible Transferee, except a Sponsor Affiliated Lender.

1.62  “Environmental Laws” shall mean any and all U.S., Canadian or foreign federal, state, provincial, territorial, foreign, local or municipal laws, rules, orders, enforceable guidelines and orders-in-council, regulations, statutes, ordinances, codes, decrees, and such requirements of any Governmental Authority properly promulgated and having the force and effect of law or other requirements of law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health (as it relates to exposure to Hazardous Materials) or the environment, as have been, or now or at any relevant time hereafter are, in effect.

1.63  “Environmental Permits” shall mean any and all permits, licenses, registrations, and any other authorization required under any Environmental Law.

1.64  “Equipment” shall mean, as to any Person, all of such Person’s now owned and hereafter acquired equipment, wherever located, including machinery, data processing and computer equipment (whether owned or licensed and including embedded software), vehicles, rolling stock, tools, furniture, fixtures, all attachments, accessions and property now or hereafter affixed thereto or used in connection therewith, and substitutions and replacements thereof, wherever located.

1.65  “Equity Interests” shall mean, with respect to any Person, all of the shares, interests, participations or other equivalents (however designated) of such Person’s capital stock or partnership, limited liability company or other equity or ownership interests at any time outstanding, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other equity interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other equity interests in) such Person and all warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other equity interests), but excluding (a) any debt security that is convertible into or exchangeable for any such shares (or such other equity interests and (b) any stock appreciation rights, interests in phantom equity plans or similar rights or interests.

1.66  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, together with all rules, regulations and interpretations thereunder or related thereto.

1.67  “ERISA Affiliate” shall mean any person required to be aggregated with any Borrower, any Guarantor or any of its or their respective Subsidiaries under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

1.68  “ERISA Event” shall mean, individually or in the aggregate, any of the following events or conditions that either individually or in the aggregate, have or could reasonably be expected to have a Material Adverse Effect: (a) any “reportable event,” as defined in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Pension Plan, other than events as to which the requirement of notice has been waived in regulations by the Pension Benefit Guaranty Corporation; (b) the adoption of any amendment to a Pension Plan that would require the provision of security pursuant to Section 401(a)(29) of the Code or Section 307 of ERISA; (c) a complete or partial withdrawal by any Borrower, Guarantor or any ERISA Affiliate from a Multiemployer Plan or a cessation of operations which is treated as such a withdrawal or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the Pension Benefit Guaranty Corporation to terminate a Pension Plan; (e) an event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (f) the imposition of any liability under Title IV of ERISA, other than the Pension Benefit Guaranty Corporation premiums due but not delinquent under Section 4007 of ERISA, upon any Borrower, Guarantor or any ERISA Affiliate.

1.69  “Eurodollar Rate Loans” shall mean any Loans or portion thereof on which interest is payable based on the Adjusted Eurodollar Rate in accordance with the terms hereof.

1.70  “Event of Default” shall have the meaning specified in Section 12.1 hereof.

1.71  “Excess Availability” shall mean, as to Borrowers, the amount calculated at any date, equal to: (a) the lesser of: (i) the Borrowing Base and (ii) the Maximum Credit, minus, without duplication, (b) the sum of: (i) the principal amount of all then outstanding and unpaid Loans and Special Agent Advances, plus (ii) the Letter of Credit Obligations.

1.72  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

1.73  “Excluded Property” shall mean:2

(a) property or assets of any Foreign Subsidiary,

(b) all Real Property other than the Mortgaged Fee Properties and intellectual property as registered in, or created under the laws of, a jurisdiction outside of the United States of America (except to the extent constituting collateral for the Term Loan Debt),

(c) motor vehicles and other property and assets subject to certificates of title (except to the extent constituting collateral for the Term Loan Debt),

(d) any contract, lease, permit, license, charter or other agreement or instrument, and any right, title or interest in respect thereof, covering real or personal property, as such, if under the terms of such contract, lease, permit, license, charter or other agreement or instrument, or applicable law with respect thereto, the valid grant of a security interest or lien therein to Agent is prohibited or would result in a breach, default or termination thereof; provided, that, the foregoing exclusion shall in no way be construed to apply to the extent that any such prohibition, breach, default or termination under any such

2 Subject to revision based upon review of term loan security documentation. Note also that LC cash collateral account to be addressed pending resolution of LC rollover.

contract, lease, permit, license, charter or other agreement or instrument is unenforceable under Sections 9-406, 9-407 or 9-408 of the UCC or other applicable law such that a security interest therein may be granted to Agent without resulting in a breach, default or termination thereunder to such extent;

(e) as to any series of Equity Interests of any Foreign Subsidiary, the Equity Interests of such series in excess of sixty five (65%) percent of all of the issued and outstanding Equity Interests of such series or (ii) de minimis shares of a Foreign Subsidiary held as a nominee or in a similar capacity;

(f) any Equity Interests of a Subsidiary of a Foreign Subsidiary;

(g) any property that would otherwise be included in the Collateral (and such property shall not be deemed to constitute a part of the Collateral) if such property has been sold or otherwise transferred in connection with a Sale and Leaseback Transaction to the extent permitted by and subject to the terms of Section 10.11 of this Agreement;

(h) any Equipment or other property that would otherwise be included in the Collateral (and such property shall not be deemed to constitute a part of the Collateral) if such Equipment or other property is subject to a Lien described in clause (f), (l) or (s) of the definition of “Permitted Liens”;

(i) the assets of a Subsidiary of Parent that is not directly or indirectly wholly owned by Parent and/or one of its other Subsidiaries to the extent that the organizational documents of such non-wholly owned Subsidiary (including Permitted Liens, leases or licenses) prohibit the valid grant of a security interest or lien therein to Agent; provided, that, the foregoing exclusion shall in no way be construed to apply to the extent that any such prohibition, is unenforceable under Sections 9-406, 9-407 or 9-408 of the UCC or other applicable law such that a security interest therein may be granted to Agent;

(j) property or assets, other than Mortgaged Fee Properties, which are not of the type in which a security interest can be created under Article 9 of the UCC, to the extent that the UCC is applicable to the creation of such security interest;

(k) any assets not constituting Revolving Loan Priority Collateral that are excluded from the Term Loan Priority Collateral pursuant to the Term Loan Documents as in effect on the date hereof;

(l) Foreign Intellectual Property; and

(m) trademark or service mark applications that have been filed with the U.S. Patent and Trademark Office on the basis of an “intent-to-use” with respect to such marks, unless and until a statement of use or amendment to allege use is filed and accepted by the U.S. Patent and Trademark Office at which time such marks shall automatically and without further action by the parties be subject to the security interests and liens granted by Borrowers or Guarantors to Agent hereunder.

1.74  “Excluded Real Properties” shall mean, collectively, the fee or leasehold interest in Real Property owned by Parent or any of its Subsidiaries other than Mortgaged Fee Properties.

1.75  “Existing Foreign Subsidiaries” shall mean Building Systems de Mexico S.A. de C.V., a corporation organized under the laws of Mexico and Robertson Building Systems, Limited, a corporation organized the laws of the Province of Ontario, Canada, and their respective successors and assigns.

1.76  “Existing Letters of Credit” shall mean, collectively, the letters of credit issued or to be issued for the account of a Borrower or Guarantor or for which such Borrower or Guarantor is otherwise liable listed on Schedule 1.76 hereto.

1.77  “Factoring Transaction” shall mean any transaction or series of transactions entered into by any Person pursuant to which such Person sells, conveys or otherwise transfers (or purports to sell, convey or otherwise transfer) any accounts receivable and/or related rights or assets of such Person to a factor or other similar Person that is not an Affiliate.

1.78  “Federal Funds Rate” shall mean, for any period, a fluctuating interest rate per annum equal, for each day during such period, to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal Funds brokers of recognized standing selected by it.

1.79  “Fee Letter” shall mean the fee letter, dated of even date herewith, by and among Parent, for itself and its Subsidiaries (and by which Borrowers and Guarantors hereby confirm their agreement to be bound),           and certain other Persons, setting forth certain fees payable by Borrowers in connection with the Credit Facility.

1.80  “Financing Agreements” shall mean, collectively, this Agreement, any notes issued pursuant hereto, any Guarantees, any Security Agreements, any Deposit Account Control Agreements, any Investment Property Control Agreements, the Intercreditor Agreement, and the other agreements, documents, instruments and certificates listed on Schedule 1.80 hereto, in each case, together with all schedules and exhibits thereto in form and substance reasonably satisfactory to Agent, as the same now exist or may hereafter exist or be amended, modified, supplemented, extended, renewed, restated or replaced; provided, that, the Financing Agreements shall not include Hedge Agreements.

1.81  “Foreign Intellectual Property” shall mean, as to each Borrower and Guarantor, such Borrower’s and Guarantor’s now owned or hereafter acquired non-US patents, patent applications, trademarks, trademark applications, trade names, copyrights, technology, know-how and processes.

1.82  “Foreign Lender” shall mean any Lender that is organized under the laws of a jurisdiction other than that in which a Borrower is resident for tax purposes. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

1.83  “Foreign Subsidiary” shall mean (a) any Subsidiary of Parent that is not organized or incorporated under the laws of the United States of America, or any state thereof or the District of Columbia and any Subsidiary of such Foreign Subsidiary and (b) any Foreign Subsidiary Holdco.

1.84  “Foreign Subsidiary Holdco” shall mean any Subsidiary of Parent that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), and intellectual property relating to such Foreign Subsidiaries (or Subsidiaries thereof) and other assets incidental to an ownership interests in any such securities, Indebtedness, intellectual property or Subsidiaries (provided, that, in no event for purposes of this definition shall assets consisting of accounts receivable (other than accounts receivable from such securities, Indebtedness or intellectual property), inventory, equipment or real property be deemed to be “incidental to” any of such assets).

1.85  “Freight Forwarders” shall mean the persons listed on Schedule 1.85 hereto or such other person or persons as may be selected by Borrowers after the date of this Agreement, and after written notice by Borrowers to Agent, who are reasonably acceptable to Agent to handle the receipt of Inventory within the United States of America and/or to clear Inventory through the Bureau of Customs and Border Protection (formerly the Customs Service) or other domestic or foreign export control authorities or otherwise perform port of entry services to process Inventory imported by Borrowers from outside the United States of America (such persons sometimes being referred to herein individually as a “Freight Forwarder”), provided, that, as to each such person, (a) Agent shall have received a Collateral Access Agreement by such person in favor of Agent duly authorized, executed and delivered by such person, (b) such agreement shall be in full force and effect and (c) such person shall be in compliance in all material respects with the terms thereof.

1.86  “GAAP” shall mean generally accepted accounting principles in the United States of America as in effect from time to time as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board which are applicable to the circumstances as of the date of determination consistently applied, provided, that, in the event of any change in GAAP after the date hereof that affects the covenant in Section 11.1 hereof (including the calculation of the Consolidated Fixed Charge Coverage Ratio or Consolidated Net Income and any definitions related thereto), Administrative Borrower may by notice to Agent, or Agent may, and at the request of Required Lenders shall, by notice to

Administrative Borrower require that compliance with such covenant be determined and such calculations be made in accordance with GAAP as in effect, and as applied by Parent and its Subsidiaries, immediately before the applicable change in GAAP became effective, until either the notice from the applicable party is withdrawn or such covenant is amended in a manner satisfactory to Administrative Borrower, Agent and the Required Lenders. Administrative Borrower will notify Agent of any such changes to GAAP and provide materials to Agent to show the effect on the financial statements of such changes when and to the extent included in the annual and quarterly reports filed by Parent with the Securities and Exchange Commission.

1.87  “Governmental Authority” shall mean any nation or government, any state, province, or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

1.88  “Guarantee” shall mean the Guaranty Agreement delivered to Agent as of the date hereof substantially in the form of Exhibit [E] hereto, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.89  “Guarantors” shall mean each Person that shall be or become party to the Guarantee and thereby guarantee the Obligations of the Borrower as provided therein (collectively, the “Guarantors”). As of the date hereof, the Parent is the only Guarantor.

1.90  “Guaranty Obligation” shall mean, with respect to any Person, without duplication, any obligation of such Person (other than endorsements in the ordinary course of business of instruments for deposit or collection) guaranteeing or intended to guarantee any Indebtedness of any other Person in any manner, whether direct or indirect, and including, without limitation, any such obligation, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting security therefor, (b) to advance or provide funds or other support for the payment or purchase of such Indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person for the benefit of any holder of such Indebtedness of such other Person, (c) to lease or purchase property, securities or services primarily for the purpose of assuring the holder of such Indebtedness of such other Person of the ability of such other Person to make payment thereon, or (d) to otherwise assure or hold harmless the holder of such Indebtedness against loss in respect thereof. The amount of any Guaranty Obligation hereunder at any time shall (subject to any limitations set forth in any agreement or instrument governing such Guaranty Obligation) be deemed to be an amount equal to the then outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guaranty Obligation is made (or if less, the amount giving effect to such limitations).

1.91  “Hazardous Materials” shall mean any hazardous or toxic substances or materials or wastes defined, listed, or regulated as such in or under, or which may give rise to liability under, any applicable Environmental Law, including gasoline, petroleum (including crude oil or any fraction thereof), petroleum products or by-products, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

1.92  “Hedge Agreement” shall mean an agreement that is a rate swap agreement, basis swap, forward rate agreement, commodity swap, interest rate option, forward foreign exchange agreement, spot foreign exchange agreement, rate cap agreement rate, floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, any other similar agreement (including any option to enter into any of the foregoing or a master agreement for any the foregoing together with all supplements thereto) for the purpose of protecting against or managing exposure to fluctuations in interest or exchange rates, currency valuations or commodity prices; sometimes being collectively referred to herein as “Hedge Agreements.”

1.93  “Indebtedness” shall mean, with respect to any Person, without duplication, (a) any liability for payments in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) or evidenced by bonds, notes, debentures or similar instruments; (b) any liability representing the balance deferred and unpaid of the purchase price of any property or services (other than trade liabilities incurred in the ordinary course of business); (c) all obligations as lessee under Capital Leases; (d) all reimbursement obligations and other liabilities for payment of such Person with respect to surety bonds (whether bid, performance or otherwise), letters of credit, banker’s acceptances, drafts or similar documents or instruments issued for such Person’s account; (e) indebtedness of a Person secured by any Lien on any asset of such Person, whether or not such indebtedness is assumed by or is a personal liability of such Person, all as of such time, provided, that, if the recourse of the Person to whom such Indebtedness is owed is limited to the asset subject to such Lien so that the Person obligated on such indebtedness has no personal liability, then the amount of such Indebtedness of such Person shall, at any time, be the lesser of the fair market value of the asset determined as such time in a manner reasonably satisfactory to Agent or the amount of such Indebtedness; (f) all obligations, liabilities and indebtedness of such Person (marked to market) arising under Hedge Agreements; (g) indebtedness of any partnership or joint venture in which such Person is a general partner or a joint venturer to the extent such Person is liable therefor as a result of such Person’s ownership interest in such entity, except to the extent that the terms of such indebtedness expressly provide that such Person is not liable therefor or such Person has no liability therefor as a matter of law; (h) all Guaranty Obligations of such Person with respect to Indebtedness of another Person, (i) all Disqualified Equity Interests, and (j) the principal and interest portions of all remaining rental obligations of such Person under any synthetic lease or similar off-balance sheet financing where such transaction is considered to be borrowed money for U.S. federal income tax purposes but is classified as an operating lease in accordance with GAAP.

1.94  “Indemnification Agreement” shall mean the Indemnification Agreement, dated as [          ], 2009, by and between Parent and the CD&R Investors, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.95  “Intellectual Property” shall mean, as to each Borrower and Guarantor, such Borrower’s and Guarantor’s now owned or hereafter acquired United States patents, patent applications, trademarks, trademark applications, trade names, copyrights, technology, know-how and processes.

1.96  “Intercreditor Agreement” shall mean the Intercreditor Agreement, dated on or about the date hereof, by and among Agent and Term Loan Agent, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.97  “Interest Payment Date” shall mean (a) with respect to any Base Rate Loan (including Swing Line Loans), the last Business Day of each month to occur during any period in which such Loan is outstanding, (b) with respect to any Eurodollar Rate Loan, the last day of the Interest Period applicable to such Loan and, in the case of a Eurodollar Rate Loan with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (c) with respect to any Loan, the Maturity Date or such earlier date on which the Commitments are terminated or the Loans become due and payable.

1.98  “Interest Period” shall mean for any Eurodollar Rate Loan, a period of approximately one (1), two (2), or three (3) months duration (and, if acceptable to all Lenders, six (6), nine (9) or twelve (12) months duration) as any Borrower (or Administrative Borrower on behalf of such Borrower) may elect, the exact duration to be determined in accordance with the customary practice in the applicable Eurodollar Rate market; provided, that, such Borrower (or Administrative Borrower on behalf of such Borrower) may not elect an Interest Period which will end after the last day of the then current term of this Agreement.

1.99  “Interest Rate” shall mean,

(a) Subject to clause (b) of this definition below:

(i) as to Base Rate Loans, a rate equal to the then Applicable Margin for Base Rate Loans on a per annum basis plus the Base Rate, and

(ii) as to Eurodollar Rate Loans, a rate equal to the then Applicable Margin for Eurodollar Rate Loans on a per annum basis plus the Adjusted Eurodollar Rate.

(b) Notwithstanding anything to the contrary contained herein, if an Event of Default has occurred and is continuing, Agent may and Agent shall, at the direction of the Required Lenders, upon notice to Administrative Borrower, increase the Applicable Margin otherwise used to calculate the Interest Rate for

Base Rate Loans and Eurodollar Rate Loans by two (2%) percent per annum, for the period from and after the date of such notice but only for so long as such Event of Default is continuing.

1.100  “Inventory” shall mean, as to each Borrower and Guarantor, all of such Borrower’s and Guarantor’s now owned and hereafter existing or acquired goods, wherever located, which (a) are leased by such Borrower or Guarantor as lessor; (b) are held by such Borrower or Guarantor for sale or lease or to be furnished under a contract of service; (c) are furnished by such Borrower or Guarantor under a contract of service; or (d) consist of raw materials, work in process, finished goods or materials used or consumed in its business.

1.101  “Investment” shall have the meaning set forth in Section 10.4 hereof.

1.102  “Investment Agreement” shall mean the Investment Agreement, dated as of August 14, 2009, by and between Parent and Clayton, Dubilier & Rice Fund VIII, L.P., as amended on each of August 28, 2009 and August 31, 2009, as the same now exists or may hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced.

1.103  “Investment Documents” shall mean, collectively, the following (as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced): (a) the Investment Agreement; (b) the Stockholders Agreement; (c) the Registration Rights Agreement; (d) the Indemnification Agreement and (e) the Series B Preferred Stock CoD.

1.104  “Investment Property Control Agreement” shall mean an agreement in writing, in form and substance reasonably satisfactory to Agent, by and among Agent, the Borrower or Guarantor that is an account holder or customer (as the case may be) and any securities intermediary, commodity intermediary or other person who has custody, control or possession of any investment property of such account holder or customer, that is sufficient to perfect the security interests of Agent therein and provides such other rights with respect thereto as Agent reasonably requires.

1.105  “Issuing Bank” shall mean          , in its capacity as the issuer of Letters of Credit hereunder [and as to the Existing Letters of Credit,          ,] and its successors and assigns.

1.106  “Lenders” shall mean the financial institutions who are signatories hereto as Lenders (including Swing Line Lender) and other persons made a party to this Agreement as a Lender in accordance with Section 15.7 hereof, and their respective successors and assigns; each sometimes being referred to herein individually as a “Lender.”

1.107  “Letter of Credit Documents” shall mean, with respect to any Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered or issued in connection therewith, and any application therefor.

1.108  “Letter of Credit Limit” shall mean $25,000,000.

1.109  “Letter of Credit Obligations” shall mean, at any time, the sum of (a) the aggregate undrawn amount of all Letters of Credit outstanding at such time, plus, without duplication and (b) the aggregate amount of all drawings under Letters of Credit for which Issuing Bank has not at such time been reimbursed, and the aggregate amount of all payments made by each Lender to Issuing Bank with respect to such Lender’s participation in Letters of Credit as provided in Section 2.3 for which Borrowers have not at such time reimbursed the Lenders, whether by way of a Revolving Loan or otherwise.

1.110  “Letters of Credit” shall mean all letters of credit issued by an Issuing Bank for the account of any Borrower pursuant to this Agreement, and all amendments, renewals, extensions or replacements thereof. The “Letters of Credit” as such term is used herein shall include for all purposes hereunder the Existing Letters of Credit.

1.111  “Lien” or “lien” shall mean any mortgage, pledge, hypothecation, security deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Capital Lease having substantially the same economic effect as any of the foregoing).

1.112  “Loans” shall mean, collectively, the Revolving Loans and the Swing Line Loans.

1.113  “London Interbank Offered Rate” shall mean, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, the rate appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by Agent from time to time for purposes of providing quotations of interest rates applicable to eurodollar deposits in dollars in the London interbank market) at approximately 11:00 A.M. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, that, if more than one rate is specified on such Page for such comparable period, the applicable rate shall be the arithmetic mean of all such rates (rounded to the nearest 1/100th of 1%). In the event that such rate is not available at such time for any reason, then the term “London Interbank Offered Rate” shall mean, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, the rate of interest per annum at which dollar deposits of $5,000,000 and for a term comparable to such Interest Period are offered by the principal London office of           or          , as specified by Agent, in immediately available funds in the London interbank market at approximately 11:00 a.m. London time two (2) Business Days prior to the commencement of such Interest Period.

1.114  “Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, operations or financial condition of Borrowers and Guarantors taken as a whole, (b) the ability of Borrowers and Guarantors (taken as a whole) to perform their obligations under the Financing Agreements or (c) the rights of or remedies available to Agent, the Issuing Banks or Lenders under the Financing Agreements.

1.115  “Maturity Date” shall mean the earlier of (a) the date that is five (5) years from the date hereof or (b) the maturity date of the Term Loan Debt.

1.116  “Maximum Credit” shall mean the amount of $125,000,000 (subject to adjustment as provided in Section 2.7 hereof).

1.117  “Maximum Interest Rate” shall mean the maximum non-usurious rate of interest under applicable Federal or State law as in effect from time to time that may be contracted for, taken, reserved, charged or received in respect of the indebtedness of a Borrower to Agent or a Lender, or to the extent that at any time such applicable law may thereafter permit a higher maximum non-usurious rate of interest, then such higher rate.

1.118  “Moody’s” shall mean Moody’s Investors Service, Inc., and its successors and assigns.

1.119  “Mortgaged Fee Properties” shall mean, collectively, the Real Property owned in fee by a Borrower or Guarantor described on Part I of Schedule 1.119, including all buildings, improvements, structures and fixtures now or subsequently located thereon and owned by any such Borrower or Guarantor.

1.120  “Mortgages” shall mean the documents, agreements and instruments set forth on Schedule 1.120 (as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced).

1.121  “Multiemployer Plan” shall mean a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA which is or was at any time during the current year or the immediately preceding six (6) years contributed to by any Borrower, Guarantor or any ERISA Affiliate or with respect to which any Borrower, Guarantor or any ERISA Affiliate may incur any liability.

1.122  “NCI Building Systems” shall have the meaning given to such term in the preamble hereto.

1.123  “Net Cash Proceeds” shall mean the aggregate cash proceeds received by Parent or any of its Subsidiaries (other than Foreign Subsidiaries) in respect of any Disposition of any assets or properties, or any interest in any assets and properties or as proceeds of any loans, letters of credit or similar instruments or the issuance or sale of debt securities or as proceeds from the issuance and/or sale of any Equity Interests, or settlement or payment in respect of any insurance claim or condemnation proceeds to the extent not constituting reimbursement or compensation for amounts previously paid by Parent or any of its Subsidiaries, in each case net of (a) the reasonable fees, costs and expenses relating to such Disposition or loans, letters of credit or similar instruments or the issuance or sale of debt securities (including, without limitation, legal, accounting, brokerage, consultant, underwriting, investment banking and other fees and commissions), (b) taxes paid or payable as a result thereof (including reasonable estimates thereof for which Agent has received reasonably satisfactory evidence of the basis for such estimate), (c) in the case of a Disposition of any assets or properties, or interest in assets and properties, amounts applied to the repayment of Indebtedness secured by a security interest, lien or other encumbrance (other than a lien created under the Financing Agreements or the Term Loan Documents) on the assets or properties that are the subject of such transaction required to be repaid in connection therewith, including payments in respect of principal, interest, premiums and penalties and (d) appropriate reserves to be provided by Parent or its Subsidiaries in accordance with GAAP with respect to any liabilities associated with such Disposition of any assets or properties, or interest in assets and properties, or such transaction, or the events giving rise thereto, and other appropriate amounts to be used by Parent or any of its Subsidiaries to discharge or pay on a current basis any other liabilities associated with such Disposition or events giving rise thereto.

1.124  “Net Recovery Percentage” shall mean the fraction, expressed as a percentage, (a) the numerator of which is the amount equal to the recovery on the aggregate amount of the Inventory at such time on an orderly liquidation value basis, net of expenses and charges in connection with such, liquidation, as set forth in the most recent appraisal of Inventory received by Agent in accordance with Section 7.3, and (b) the denominator of which is the [applicable original cost]3 of the aggregate amount of the Inventory subject to such appraisal.

1.125  “New Parent” shall have the meaning set forth in the definition of the term Permitted Dispositions.

1.126  “Non-Excluded Taxes” shall have the meaning set forth in Section 6.8.

1.127  “Obligations” shall mean (a) any and all Revolving Loans, Swing Line Loans, Letter of Credit Obligations, Special Agent Advances and all other obligations, liabilities and indebtedness of every kind, nature and description owing by any or all of Borrowers to Agent or any Lender, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, arising under any of the Financing Agreements, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of this Agreement or after the commencement of any case with respect to such Borrower under the United States Bankruptcy Code or any similar statute (including the payment of interest and other amounts which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in such case), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, or secured or unsecured and (b) for purposes only of Section 5.1 hereof and subject to the priority in right of payment set forth in Section 6.7 hereof, all obligations, liabilities and indebtedness of every kind, nature and description owing by any or all of Borrowers or Guarantors to any Bank Product Provider arising under or pursuant to any Bank Products, whether now existing or hereafter arising; provided, that, (i) as to any such obligations, liabilities and indebtedness arising under or pursuant to a Hedge Agreement, the same shall only be included within the Obligations if (A) Administrative Borrower shall have notified Agent in writing at the time of the execution and delivery of such Hedge Agreement that such obligations, liabilities and indebtedness are to be deemed to constitute Obligations and (B) upon Agent’s request, Agent shall have entered into an agreement, in form and substance reasonably satisfactory to Agent, with the Bank Product Provider that is a counterparty to such Hedge Agreement, as acknowledged and agreed to by Borrowers and Guarantors (or the Administrative Borrower acting on their behalf), providing for the delivery to Agent by such counterparty of information with respect to the amount of such obligations and providing for the other rights of Agent and such Bank Product Provider in connection with such arrangements, (ii) any Bank Product Provider shall have delivered written notice to Agent and Administrative Borrower that (A) such Bank Product Provider has entered into a transaction to provide Bank Products to a Borrower or Guarantor and

3 To be matched to denominator used in appraisal.

(B) the obligations arising pursuant to such Bank Products provided to Borrowers or Guarantors constitute Obligations entitled to the benefits of the security interest of Agent granted hereunder, and Agent and Administrative Borrower shall have accepted such notice in writing and (iii) in no event shall any Bank Product Provider to whom such obligations, liabilities or indebtedness are owing be deemed a Lender for purposes hereof to the extent of and as to such obligations, liabilities or indebtedness other than for purposes of Section 5.1 hereof and other than for purposes of Sections 14.1, 14.2, 14.3(b), 14.6, 14.7, 14.9, 14.12 and 15.6 hereof and in no event shall the approval of any such Person be required in connection with the release or termination of any security interest or lien of Agent.

1.128  “Optional Payment” shall have the meaning given to such term in Section 10.9 hereof.

1.129  “Parent” shall have the meaning set forth in the preamble hereto.

1.130  “Parent Entity” shall mean any Person of which Parent becomes a Subsidiary after the Closing Date that is designated in writing by Parent to Agent as a “Parent Entity” as of or promptly following the date that Parent becomes a Subsidiary of such Person, provided that (i) immediately prior to becoming a Parent Entity, such Person was a Subsidiary of Parent and became a Parent Entity pursuant to a merger of another Subsidiary with Parent in which the Voting Stock of Parent was exchanged for or converted into Voting Stock of such Person (or the right to receive such Voting Stock), or (ii) immediately after Parent first becomes a Subsidiary of such Person, more than 90% of the Voting Stock of such Person shall be held by one or more Persons that held more than 90% of the Voting Stock of Parent immediately prior to Parent first becoming such Subsidiary of such Person, or (iii) immediately after Parent first becomes a Subsidiary of such Person, Permitted Holders shall own the requisite percentage of the Voting Stock of such Person as is necessary to ensure that a Change of Control has not taken place.

1.131  “Parent Entity Expenses” shall mean expenses, Taxes and other amounts incurred or payable by any Parent Entity in respect of which Parent is permitted to make a Restricted Payment pursuant to Section 10.5.

1.132  “Participant” shall mean any financial institution that acquires and holds a participation in the interest of any Lender in any of the Loans and Letters of Credit in conformity with the provisions of Section 15.7 of this Agreement governing participations.

1.133  “Payment Conditions” shall mean, as of the date of the applicable payment or other transaction, and after giving effect thereto, (a) no Default or Event of Default shall exist or have occurred and be continuing, (b) the daily average Excess Availability for the period of sixty (60) consecutive days immediately preceding the date of such payment or other transaction shall not be less than the greater of (i) $30,000,000 or (ii) twenty-four (24%) percent of the lesser of (A) the Maximum Credit or (B) the Borrowing Base, in each case after giving effect to the making of any such payment or other transaction, on a pro forma basis using the Excess Availability as of the date of the most recent calculation of the Borrowing Base immediately prior to any such payment or other transaction, and as of the date of any such payment or other transaction and after giving effect thereto, using the most recent calculation of the Borrowing Base prior to the date of any such payment, on a pro forma basis, Excess Availability shall be not less than such amount, (c) on a pro forma basis, after giving effect to the applicable payment or other transaction, the Consolidated Fixed Charge Coverage Ratio for Parent and its Subsidiaries for the immediately preceding twelve (12) consecutive month period ending on the last day of the fiscal month prior to the date of any payment (or other transaction, as applicable) for which Agent has received financial statements shall be equal to or greater than 1.00 to 1.00 and (d) receipt by Agent of projections for the immediately succeeding twelve (12) consecutive month period beginning after the date of payment (or other transaction, as applicable) (including in each case, balance sheets and statements of income and loss, statements of cash flow, and the projected Borrowing Base and Excess Availability) for Parent and its Subsidiaries on such basis (whether monthly, quarterly, or annually) as Agent may reasonably specify, all in reasonable detail and in a format consistent with the projections delivered by Parent to Agent prior to the date hereof, together with such supporting information as Agent may reasonably request, which projections show, on a pro forma basis after giving effect to the payment (or other transaction, as applicable), minimum Excess Availability at all times during such period of not less than the amount set forth above and that the Consolidated Fixed Charge Coverage Ratio is at all times equal to or greater than 1.00 to 1.00 during such period.

1.134  “Payment in Full of all Obligations” shall have the meaning given to such term in Section 15.1(a).

1.135  “Pension Plan” shall mean a pension plan (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA which any Borrower or Guarantor sponsors, maintains, or to which any Borrower, Guarantor or ERISA Affiliate makes, is making, or is obligated to make contributions, other than a Multiemployer Plan.

1.136  “Permits” shall mean all material permits, licenses, approvals, consents, certificates, orders or authorizations of any Governmental Authority required for the lawful conduct of the business of Borrowers and Guarantors.

1.137  “Permitted Acquisitions” shall mean the acquisition by a Borrower or Guarantor after the date hereof of all or a substantial part of the property or assets of any Person, or a business, division or operating unit of any Person (including pursuant to a merger with such Person by Parent or a Subsidiary of Parent, including a wholly owned Subsidiary formed solely for such purpose that is merged with such Person) or of all or a majority of the Equity Interests of any Person (such property, assets, business, division or operating unit or Person being referred to herein as the “Acquired Business”), in each case in one transaction or a series of transactions that satisfies each of the following conditions:

(a) (i) subject to clauses (iv) and (v) below, in the case of any such Permitted Acquisition where the aggregate amount of the consideration payable in connection with such Permitted Acquisition that consists of cash, property, or Indebtedness incurred or assumed in connection therewith (and excluding any Equity Interests of Parent or any Parent Entity, and any cash from the Net Cash Proceeds of the issuance or sale of any such Equity Interests) is in an amount less than or equal to $5,000,000, as of the date of the acquisition and after giving effect to the acquisition, no Event of Default shall exist or have occurred and be continuing;

(ii) subject to clauses (iv) and (v) below, in the case of any such Permitted Acquisition where the aggregate amount of the consideration payable in connection with such Permitted Acquisition that consists of cash, property, or Indebtedness incurred or assumed in connection therewith (and excluding any Equity Interests of Parent or any Parent Entity, and any cash from the Net Cash Proceeds of the issuance or sale of any such Equity Interests) is in excess of $5,000,000 but less than or equal to $15,000,000:

(A) as of the date of the acquisition and after giving effect to the acquisition, no Event of Default shall exist or have occurred and be continuing;

(B) the daily average Excess Availability for the period of sixty (60) consecutive days immediately preceding the date of such acquisition shall be not less than the greater of (1) $30,000,000 or (2) twenty-four (24%) percent of the lesser of (x) the Maximum Credit or (y) the Borrowing Base, in each case after giving effect to the making of any such acquisition, on a pro forma basis using the Excess Availability as of the date of the most recent calculation of the Borrowing Base immediately prior to any such acquisition and as of the date of any such acquisition and after giving effect thereto, using the most recent calculation of the Borrowing Base prior to the date of any such acquisition, on a pro forma basis, Excess Availability shall be not less than such amount; and

(C) Agent shall have received not less than five (5) Business Days’ prior written notice of the proposed acquisition and such information with respect thereto as Agent may reasonably request, in each case with such information to include (1) parties to such acquisition, (2) the proposed date and amount of the acquisition, (3) description of the assets or shares to be acquired, (4) the total purchase price for the assets to be purchased (and the terms of payment of such purchase price);

(iii) subject to clauses (iv) and (v) below, in the case of any such Permitted Acquisition where the aggregate amount of the consideration payable in connection with such Permitted Acquisition that consists of cash, property, or Indebtedness incurred or assumed in connection therewith (and excluding any Equity Interests of Parent or any Parent Entity, and any cash from the Net Cash Proceeds of the issuance or sale of any such Equity Interests) is in excess of $15,000,000:

(A) the Payment Conditions shall be satisfied; and

(B) Agent shall have received not less than ten (10) Business Days’ prior written notice of the proposed acquisition and such information with respect thereto as Agent may reasonably request, in each case with such information to include (1) parties to such acquisition, (2) the proposed date and amount of the acquisition, (3) description of the assets or shares to be acquired and (4) the total purchase price for the assets to be purchased (and the terms of payment of such purchase price);

(iv) in the case of any Permitted Acquisition where all of the consideration for any Permitted Acquisition consists of Equity Interests of Parent or any Parent Entity or cash from the Net Cash Proceeds of the issuance of Equity Interests of Parent or any Parent Entity, regardless of the amount of such consideration, the only conditions under this clause (a) applicable in such case are that:

(A) as of the date of the acquisition and after giving effect to the acquisition, no Event of Default shall exist or have occurred and be continuing; and

(B) either (1) Excess Availability shall be not less than the greater of $20,000,000 or eighteen (18%) percent of the lesser of the Maximum Credit or the Borrowing Base, on a pro forma basis giving effect to such acquisition, for each of the immediately succeeding twelve (12) consecutive months beginning after the date of such acquisition based on updated projections received by Agent (including in each case, forecasted balance sheets and statements of income and loss, statements of cash flow, and the projected Borrowing Base and Excess Availability) for Parent and its Subsidiaries (whether monthly, quarterly, or annually as Agent may specify), all in reasonable detail and in a format consistent with the projections delivered by Parent to Agent prior to the date hereof, together with such supporting information as Agent may reasonably request or (2) Agent shall have received updated projections (including in each case, forecasted balance sheets and statements of income and loss, statements of cash flow, and the projected Borrowing Base and Excess Availability) for Parent and its Subsidiaries (whether monthly, quarterly, or annually as Agent may specify), all in reasonable detail and in a format consistent with the projections delivered by Parent to Agent prior to the date hereof, together with such supporting information as Agent may reasonably request, showing, on a pro forma basis after giving effect to the acquisition, that the Consolidated Fixed Charge Coverage Ratio is at all times equal to or greater than 1.00 to 1.00 during such period;

(v) notwithstanding anything to the contrary set forth above, in the case where as of the date of such acquisition and after giving effect thereto, there are no Loans or Letters of Credit then outstanding, regardless of the amount of the consideration for such acquisition, as of the date of the acquisition and after giving effect to the acquisition, the only condition applicable under this clause (a) in such case is that no Event of Default shall exist or have occurred and be continuing;

(b) promptly upon Agent’s reasonable request, Agent shall have received true, correct and complete copies of all material agreements, documents and instruments relating to such acquisition, if then available (it being agreed that if any of the foregoing shall not then be available, Administrative Borrower shall deliver it as soon as available, but the delivery thereof shall not be a condition to the effectiveness of such Permitted Acquisition);

(c) the business of the Acquired Business shall be substantially similar to, or ancillary, complementary or related to, or used or useful in, the businesses that Borrowers are engaged in on the date hereof, or the assets so acquired shall be used or useful in, or otherwise relate to, any such business;

(d) in the case of the acquisition of the Equity Interests of another Person, such Person (and the board of directors or other governing body of such Person) shall not have announced that it will oppose such acquisition and shall not have commenced any action which alleges that such acquisition will violate applicable law; and

(e) Agent shall have received a certificate of a Responsible Officer of Parent certifying on behalf of Parent to Agent and Lenders that such transaction complies with this definition.

Notwithstanding anything to the contrary contained herein, if Administrative Borrower requests that any assets acquired pursuant to any acquisition be included in the Borrowing Base, Agent shall initiate, within thirty (30) days of such request, a field examination with respect to the business and assets of the Acquired Business in accordance with Agent’s customary procedures and practices and as otherwise required by the nature and circumstances of the business of the Acquired Business, the scope and results of which shall be reasonably satisfactory to Co-Collateral Agents, and which shall have been completed, before such assets may be included. Any Accounts or Inventory of the Acquired Business shall only be Eligible Accounts or Eligible Inventory to the extent that Agent has so completed such field examination with respect thereto and the criteria for Eligible Accounts or Eligible Inventory set forth herein are satisfied with respect thereto in accordance with this Agreement (or such other or additional criteria as Co-Collateral Agents may, at their option, establish with respect thereto in accordance with the definitions of Eligible Accounts or Eligible Inventory, as applicable, and subject to such Reserves as Co-Collateral Agents may establish in connection with the Acquired Business in accordance with the definition of such term, and, if requested by Agent in its Permitted Discretion, in the case of Eligible Inventory acquired pursuant to a Permitted Acquisition to the extent that it has been subject to an appraisal that satisfies the requirements of Section 7.3 hereof.

1.138  “Permitted Discretion” shall mean a determination made in good faith in the exercise of reasonable business judgment from the perspective of an asset based lender.

1.139  “Permitted Dispositions” shall mean each of the following:

(a) the sale or other Disposition of obsolete, worn out or surplus property or assets or property that is no longer used or useful in the conduct of the business of Parent and its Subsidiaries, whether now owned or hereafter acquired, in the ordinary course of business;

(b) the sale or other Disposition of (i) any Inventory in the ordinary course of business and (ii) any other assets or property (other than Revolving Loan Priority Collateral) in the ordinary course of business;

(c) the sale or discount without recourse of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable into or for notes receivable, in each case in connection with the compromise or collection thereof; provided, that, in the case of any Foreign Subsidiary of Parent, any such sale or discount may be with recourse if such sale or discount is consistent with customary practice in such Foreign Subsidiary’s country of business;

(d) the sale or other Disposition of accounts receivable and/or related rights or assets of a Foreign Subsidiary pursuant to any Factoring Transaction of such Foreign Subsidiary;

(e) a Disposition permitted under Section 10.1(b);

(f) subject to any applicable limitations set forth in Section 10.1(b), Dispositions of any assets or property among Borrowers and Guarantors; provided, that, after giving effect thereto, Agent shall continue to have a security interest in and lien upon such property or assets to the extent that the same were Collateral with the priority and rights provided for under the Financing Agreements;

(g) the abandonment or other Disposition of patents, trademarks or other Intellectual Property or Foreign Intellectual Property that are, in the reasonable judgment of Parent or any of its Subsidiaries, no longer economically practicable to maintain or useful in the conduct of the business of Parent and its Subsidiaries taken as a whole;

(h) licenses of Intellectual Property and Foreign Intellectual Property in the ordinary course of business by Parent and its Subsidiaries after the date hereof; provided, that, no such license shall impair in any material respect the ability of Agent to exercise its rights or remedies with respect to Revolving Loan Priority Collateral;

+(i) the issuance, sale or other Disposition by Parent of Equity Interests of Parent and its Subsidiaries after the date hereof, provided, that, after giving effect thereto, no Change of Control shall occur, and the issuance, sale or other Disposition of Equity Interests of any Subsidiary to Parent or any other Subsidiary;

(j) the issuance, sale or other Disposition of Equity Interests of Parent pursuant to an employee stock option or grant or similar equity plan or 401(k) plans of such Parent for the benefit of its employees, directors and consultants;

(k) the Disposition of any property or assets pursuant to a winding up, liquidation or dissolution of a Borrower, a Guarantor or a Subsidiary permitted under Section 10.1(c) hereof;

(l) the Disposition of any property or assets in connection with a merger or consolidation that is a Permitted Acquisition;

(m) the Disposition of any property or assets (other than Revolving Loan Priority Collateral) in connection with a Sale and Leaseback Transaction permitted under Section 10.11 hereof;

(n) any Disposition of property or assets by Parent or any of its Subsidiaries; provided, that, (i) the Net Cash Proceeds of each such Disposition do not exceed $1,000,000, (ii) the aggregate Net Cash Proceeds of all Dispositions in any fiscal year of Parent made pursuant to this clause (n) does not exceed $2,500,000, (iii) at any time a Dominion Event exists, subject to the Intercreditor Agreement, the Net Cash Proceeds from any such sale or other Disposition shall be applied to the Obligations in accordance with Section 2.5;

(o) any other Disposition of property or assets by Parent or any of its Subsidiaries, provided that (i) Agent shall have received prior written notice of such Disposition, together with an updated Borrowing Base Certificate giving effect to such Disposition on a pro forma basis; (ii) not less than eighty (80%) percent of the consideration to be received by Borrowers and Guarantors shall be paid or payable in cash and shall be paid contemporaneously with the consummation of the transaction; (iii) the consideration paid or payable shall be in an amount not less than the fair market value of the property disposed of; (iv) at any time a Dominion Event exists, subject to the Intercreditor Agreement, the Net Cash Proceeds from any such sale or other Disposition shall be applied to the Obligations in accordance with Section 2.5 hereof; and (v) as of the date of any such Disposition, and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing;

(p) any involuntary Disposition due to casualty, condemnation or eminent domain or foreclosure;

(q) any Disposition of Equity Interests of a Subsidiary that becomes a Parent Entity (“New Parent”), including as a result of a merger of Parent with a Subsidiary in which (x) previously outstanding Capital Stock of Parent is converted into or becomes a right to receive Equity Interests of a New Parent and (y) Equity Interests of Parent as the continuing or surviving Person in such merger consist of Equity Interests directly or indirectly held by a New Parent; provided that after giving effect thereto, no Change of Control shall occur; and

(r) any Disposition set forth on Schedule 1.139.

1.140  “Permitted Guarantees” shall mean, with respect to any Borrower, Guarantor or Subsidiary:

(a) Guaranty Obligations in respect of indemnification and contribution agreements expressly permitted by Section 10.6(c) or similar agreements by the Borrower;

(b) Guaranty Obligations in respect of loans and advances by Parent or any of its Subsidiaries to officers, directors or employees of Parent or any of its Subsidiaries (i) existing on the Closing Date and set forth on Schedule 10.4, (ii) in respect of the indemnification or reimbursement of any officers, directors or employees for liabilities relating to their serving in such capacity based on the indemnification arrangements permitted under Section 10.6 hereof, (iii) in the ordinary course of business for reasonably and necessary work-related travel, entertainment or other ordinary business expenses and for relocation expenses (including home mortgage financing for relocated employees), and (iv) for other purposes, provided, that, the aggregate amount of the loans and advances under sub-clauses (iii) and (iv) of this clause (b), together with the Investments permitted under sub-clauses (iii) and (iv) of clause (h) of the definition of “Permitted Investments,” shall not exceed $1,000,000 at any time outstanding;

(c) obligations to insurers required in connection with worker’s compensation and other insurance coverage incurred in the ordinary course of business;

(d) obligations of the Borrower and its Subsidiaries under any Hedge Agreements;

(e) guarantees made by the Borrower or any of its Subsidiaries of obligations of the Borrower or any of its Subsidiaries (other than Indebtedness), which obligations are otherwise permitted under this Agreement;

(f) Guaranty Obligations in connection with sales or other Dispositions permitted under Section 10.1 hereof, including indemnification obligations with respect to leases, and guarantees of collectibility in respect of accounts receivable or notes receivable for up to face value;

(g) accommodation guarantees for the benefit of trade creditors of the Borrower or any of its Subsidiaries in the ordinary course of business; and

(h) Guaranty Obligations in respect of Permitted Investments.

1.141  “Permitted Holders” shall mean (a) any of the CD&R Investors; (b) any of CD&R and its Affiliates; (c) any investment fund or vehicle managed, sponsored or advised by CD&R or any Affiliate thereof, and any Affiliate of or successor to any such investment fund or vehicle; (d) any limited or general partners of, or other investors in, any CD&R Investor or any Affiliate thereof, or any such investment fund or vehicle; (e) any Person acting in the capacity of an underwriter in connection with a public or private offering of Equity Interests of Parent or any of its Subsidiaries or of any Parent Entity; provided, that, any such underwriter shall cease to be a Permitted Holder on the date that is      (     ) days after the effective date of such public or private offering, and (f) any Parent Entity.

1.142  “Permitted Investments” shall mean each of the following:

(a) Investments consisting of accounts receivable owing to any Borrower, Guarantor or Subsidiary if created or acquired in the ordinary course of business;

(b) the endorsement of instruments for collection or deposit in the ordinary course of business;

(c) Investments in cash or Cash Equivalents; provided, that, (i) at any time on and after a Dominion Event and for so long as the same is continuing, no Loans are then outstanding; except that the limitation in this clause (i) shall not apply to (A) Qualified Cash, (B) funds held in deposit accounts that are not required to be transferred to Agent after a Cash Dominion Event as provided in Section 6.6 hereof and (C) deposits of cash or other immediately available funds in operating demand deposit accounts used for disbursements to the extent required to provide funds for amounts drawn or anticipated to be drawn shortly on such accounts and which may be held in Cash Equivalents consisting of overnight investments until so drawn (so long as such funds and Cash Equivalents are not held more than three (3) Business Days from the date of the initial deposit thereof) and (ii) the terms and conditions of Section 5.2 hereof shall have been satisfied with respect to the deposit account, investment account or other account in which such cash or Cash Equivalents are held;

(d) pledges or deposits of cash for leases, utilities and similar matters in the ordinary course of business;

(e) obligations and other Investments in respect of Hedge Agreements permitted under Section 10.3(d);

(f) the existing Investments of Parent and its Subsidiaries as of the date hereof in their respective Subsidiaries;

(g) the Investments set forth on Schedule 10.4 hereto;

(h) loans and advances by Parent or any of its Subsidiaries to officers, directors or employees of Parent or any of its Subsidiaries (i) existing on the Closing Date and set forth on Schedule 10.4, (ii) in respect of the indemnification or reimbursement of any officers, directors or employees for liabilities relating to their serving in such capacity based on the indemnification arrangements permitted under Section 10.6 hereof, (iii) in the ordinary course of business for reasonably and necessary work-related travel, entertainment or other ordinary business expenses and for relocation expenses (including home mortgage financing for relocated employees), and (iv) for other purposes, provided, that, the aggregate amount of the loans and advances under clause (iii) and (iv) of this subsection (h) shall not exceed $1,000,000 at any time outstanding;

(i) loans and advances to officers, directors or employees the proceeds of which are used to make a substantially contemporaneous purchase of Equity Interests in Parent or any Parent Entity, provided, that, (i) Parent or such Parent Entity applies the Net Cash Proceeds of such purchases upon the receipt thereof, directly or indirectly, to make a capital contribution to, or purchase Equity Interests of, Parent and (ii) such loans and advances shall not exceed $      at any time outstanding;

(j) Equity Interests, Indebtedness or other Investments received by Parent and its Subsidiaries in respect of Indebtedness or other liabilities of such Person owing to Parent and its Subsidiaries in connection with the insolvency, bankruptcy, receivership or reorganization of such Person or a composition or readjustment of the debts of such Person;

(k) obligations of account debtors to Parent and its Subsidiaries arising from Accounts or other obligations which are past due, including any evidenced by a promissory note made by such account debtor payable to Parent or one of its Subsidiaries;

(l) Investments (i) by a Borrower or Guarantor in a Borrower or Guarantor or (ii) in the ordinary course of business by a Borrower or Guarantor in an Existing Foreign Subsidiary; provided, that, to the extent that any such Investment is used directly or indirectly for Capital Expenditures, the amount of such Investment so used shall be treated as a Capital Expenditure for purposes of the calculation of the Fixed Charge Coverage Ratio pursuant to Section 11 hereof (to the extent the expenditure is or should be accounted for by the Existing Foreign Subsidiary as a Capital Expenditure in accordance with GAAP), or (iii) by a Subsidiary that is not a Borrower or Guarantor in any Borrower, Guarantor or Subsidiary;

(m) any Investment by Parent or any Subsidiary arising after the date hereof in industrial development or revenue bonds or similar obligations issued by any State, county or municipal industrial development authority or similar Governmental Authority secured by Real Property or Equipment or other fixed or capital assets leased to and operated by Parent or any of its Subsidiaries, so long as (i) Parent or any such Subsidiary may obtain title to such assets free and clear of any Lien related to such industrial development or revenue bonds or similar obligations at any time by optionally canceling such bonds or obligations, paying a nominal fee and terminating such transaction and (ii) the proceeds received from the issuance of such bonds or similar obligations are used, directly or indirectly, to acquire, construct, improve or maintain such property or assets;

(n) Investments made by Parent and its Subsidiaries as a result of consideration received in connection with any Permitted Disposition made in compliance with Section 10.1(b) hereof;

(o) Investments consisting of loans and advances by Parent or any of its Subsidiaries to Parent or any Parent Entity to the same extent that Parent or any such Subsidiary would be permitted to make a Restricted Payment to Parent or any Parent Entity under Sections 10.5(c), (d), (e), (i), (j), (k) and (l) and in amounts and for purposes for which Restricted Payments by Parent or any Subsidiary are permitted under such clauses in Section 10.5; provided, that, the aggregate amount of such loans and advances, together with such Restricted Payments, shall not exceed any limitations with respect to such Restricted Payments provided for under such clauses in Section 10.5 and such loans and advances shall be used for such purposes;

(p) Investments after the date hereof by Parent and its Subsidiaries in or to any Person (including, without limitation, a joint venture, partnership or other similar arrangement, whether in corporate,

partnership or other legal form); provided, that, as to any such Investment, each of the following conditions is satisfied:

(i) subject to clauses (iv) and (v) below, in the case of any such Investment that is in an amount (excluding any portion of such Investment made with any Equity Interests of Parent or any Parent Entity, or Net Cash Proceeds of the issuance or sale of any such Equity Interests) that is in an amount less than or equal to $5,000,000, as of the date of the Investment and after giving effect to the Investment, no Event of Default shall exist or have occurred and be continuing;

(ii) subject to clauses (iv) and (v) below, in the case of any such Investment that is in an amount (excluding any portion of such Investment made with any Equity Interests of Parent or any Parent Entity, or Net Cash Proceeds of the issuance or sale of any such Equity Interests) in excess of $5,000,000 but less than or equal to $10,000,000:

(A) as of the date of the Investment and after giving effect to the Investment, no Event of Default shall exist or have occurred and be continuing;

(B) as of the date of the Investment and after giving effect to the Investment, the daily average Excess Availability for the period of sixty (60) consecutive days immediately preceding the date of such Investment shall be not less than the greater of (1) $30,000,000 or (2) twenty-four (24%) percent of the lesser of the Maximum Credit or the Borrowing Base, on a pro forma basis using the Excess Availability as of the date of the most recent calculation of the Borrowing Base immediately prior to any such Investment, and as of the date of any such Investment and after giving effect thereto, using the most recent calculation of the Borrowing Base prior to the date of any such Investment, on a pro forma basis, Excess Availability shall be not less than such amount; and

(C) Agent shall have received not less than five (5) Business Days’ prior written notice of the proposed Investment and such information with respect thereto as Agent may reasonably request, in each case with such information to include (1) parties to such Investment, (2) the proposed date and amount of the Investment, and (3) the total amount of the Investment;

(iii) subject to clauses (iv) and (v) below, in the case of any such Investment that is in an amount (excluding any portion of such Investment made with any Equity Interests of Parent or any Parent Entity, or Net Cash Proceeds of the issuance or sale of any such Equity Interests) in excess of $10,000,000:

(A) the Payment Conditions shall be satisfied; and

(B) Agent shall have received not less than ten (10) Business Days’ prior written notice of the proposed Investment and such information with respect thereto as Agent may reasonably request, in each case with such information to include (1) parties to such Investment, (2) the proposed date and amount of the Investment, and (3) the total amount of the Investment;

(iv) notwithstanding anything to the contrary set forth above, in the case of any such Investment where all of the Investment is made with any Equity Interests of Parent or any Parent Entity and/or Net Cash Proceeds of the issuance or sale of any such Equity Interests, regardless of the amount of such Investment, the only conditions applicable in this clause (p) in such case are that:

(A) as of the date of the Investment and after giving effect to the Investment, no Event of Default shall exist or have occurred and be continuing;

(B) either (1) Excess Availability shall be not less than the greater of $20,000,000 or eighteen (18%) percent of the lesser of the Maximum Credit or the Borrowing Base, on a pro forma basis giving effect to such Investment, for each of the twelve (12) consecutive months after the date of such Investment based on updated projections received by Agent (including in each case, forecasted balance sheets and statements of income and loss, statements of cash flow, and the projected Borrowing Base and Excess Availability) for Parent and its Subsidiaries

(whether monthly, quarterly, or annually as Agent may specify), all in reasonable detail and in a format consistent with the projections delivered by Parent to Agent prior to the date hereof, together with such supporting information as Agent may reasonably request or (2) Agent shall have received updated projections (including in each case, forecasted balance sheets and statements of income and loss, statements of cash flow, and the projected Borrowing Base and Excess Availability) for Parent and its Subsidiaries (whether monthly, quarterly, or annually as Agent may specify), all in reasonable detail and in a format consistent with the projections delivered by Parent to Agent prior to the date hereof, together with such supporting information as Agent may reasonably request, showing, on a pro forma basis after giving effect to the Investment or payment, that the Consolidated Fixed Charge Coverage Ratio is at all times equal to or greater than 1.00 to 1.00 during such period;

(C) Agent shall have received not less than ten (10) Business Days’ prior written notice of the proposed Investment and such information with respect thereto as Agent may reasonably request, in each case with such information to include (1) parties to such Investment, (2) the proposed date and amount of the Investment, and (3) the total amount of the Investment;

(v) notwithstanding anything to the contrary set forth above, in the case where as of the date of such Investment and after giving effect thereto, there are no Loans or Letters of Credit then outstanding, regardless of the amount of such Investment, the only conditions applicable in this clause (p) in such case are that:

(A) as of the date of the Investment and after giving effect to the Investment, no Event of Default shall exist or have occurred and be continuing;

(B) Agent shall have received not less than ten (10) Business Days’ prior written notice of the proposed Investment and such information with respect thereto as Agent may reasonably request, in each case with such information to include (1) parties to such Investment, (2) the proposed date and amount of the Investment, and (3) the total amount of the Investment;

(vi) Agent shall have received a certificate of a Responsible Officer of Parent certifying on behalf of Parent to Agent and Lenders that such transaction complies with this definition, including identifying the specific subsection of this clause (p) is applicable thereto; and

(vii) promptly upon Agent’s reasonable request, Agent shall have received true, correct and complete copies of all material agreements, documents and instruments relating to such Investment (it being agreed that if any of the foregoing shall not then be available, Administrative Borrower shall deliver it as soon as available, but the delivery thereof shall not be a condition to the effectiveness of such Permitted Investment).

1.143  “Permitted Liens” shall mean, with respect to any Borrower, Guarantor or Subsidiary:

(a) the Liens of Agent for itself and the benefit of the Secured Parties and the rights of setoff of Secured Parties provided for herein or under applicable law;

(b) Liens securing the payment of Taxes, assessments or other governmental charges or levies either not yet overdue or the validity of which are being contested in good faith by appropriate proceedings diligently pursued and available to such Borrower, Guarantor or Subsidiary, as the case may be, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien (to the extent such property constitutes Revolving Loan Priority Collateral or, if not constituting Revolving Loan Priority Collateral, other property as to which the exercise of rights or remedies by the holder of such Lien thereon could reasonably be expected to materially impair the exercise of rights or remedies of Agent or Lenders with respect to Revolving Loan Priority Collateral) and with respect to which adequate reserves have been set aside on the books of Parent or any of its Subsidiaries in accordance with GAAP;

(c) statutory Liens (other than Liens arising under ERISA or securing the payment of taxes) arising in the ordinary course of such Borrower’s, Guarantor’s or Subsidiary’s business that do not secure

Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, landlords’ mortgagees’, workmen’s suppliers’, repairmen’s and mechanics’ liens, to the extent such Liens relate to obligations that are not overdue or are fully insured and being defended at the sole cost and expense and at the sole risk of the insurer or being contested in good faith by appropriate proceedings diligently pursued and available to such Borrower, Guarantor or such Subsidiary, (i) which proceedings (or orders entered in connection with such proceeding) have the effect of preventing the forfeiture or sale of the property subject to any such Lien (to the extent such property constitutes Revolving Loan Priority Collateral or, if not constituting Revolving Loan Priority Collateral, other property as to which the exercise of rights or remedies by the holder of such Lien thereon could reasonably be expected to materially impair the exercise of the rights or remedies of Agent or Lenders with respect to Revolving Loan Priority Collateral) and (ii) with respect to which adequate reserves have been set aside on its books in accordance with GAAP;

(d) Liens of landlords, or of mortgagees of landlords, arising pursuant to the terms of real property leases; provided, that, the rental payments and any other obligations secured thereby are not yet due and payable;

(e) zoning restrictions, easements, rights-of-way, restrictions on the use of property, other similar encumbrances as to Real Property incurred in the ordinary course of business and minor irregularities of title as to Real Property which in each case do not interfere in any material respect with the use of such Real Property or ordinary conduct of the business of such Borrower, Guarantor or Subsidiary as presently conducted thereon;

(f) Liens securing Indebtedness of Parent and its Subsidiaries permitted by Section 10.3(b)(i) incurred to finance or refinance the acquisition, leasing, construction or improvement of Real Property, Equipment or other fixed or capital assets subject to such Liens; provided, that, such Liens do not at any time encumber any property other than the property financed or refinanced by such Indebtedness;

(g) Liens on property or assets (other than any Revolving Loan Priority Collateral) or on cash or Cash Equivalents arising in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security benefits or other insurance related obligations (including pledges or deposits of cash or Cash Equivalents securing liability to insurance carriers under insurance or self-insurance arrangements);

(h) Liens on assets (other than any Revolving Loan Priority Collateral) or on cash or Cash Equivalents to secure the performance of tenders, bids, leases, trade contracts (other than for the repayment of borrowed money Indebtedness), statutory obligations, obligations for utilities, leases, statutory obligations, surety and appeal bonds, performance bonds, material and supply bonds, tax bonds, judgment and like bonds, replevin bonds, and other similar bonds and other obligations in each case in the ordinary course of business of such Borrower, Guarantor or Subsidiary;

(i) Liens arising from (i) operating leases and (ii) equipment or other materials which are not owned by any Borrower, Guarantor or Subsidiary located on the premises of such Borrower, Guarantor or Subsidiary (but not in connection with, or as part of, the financing thereof) from time to time in the ordinary course of business of such Borrower, Guarantor or Subsidiary (it being understood that any precautionary UCC financing statement filings in respect of any such lease or equipment shall not be deemed a Lien);

(j) statutory or common law Liens or rights of setoff of depository banks or securities intermediaries with respect to deposit accounts, securities accounts or other funds of any Borrower, Guarantor or Subsidiary at such banks or securities intermediaries to secure fees and charges in connection with returned items or the standard fees and charges of such banks or securities intermediaries in connection with the deposit accounts, securities accounts or other funds maintained by such Borrower, Guarantor or Subsidiary at such banks or intermediaries (but not any Indebtedness owing by such Borrower, Guarantor or Subsidiary to such banks or intermediaries);

(k) Liens arising in connection with any judgment, decree or order of any court or other Governmental Authority that do not constitute an Event of Default under Section 12.1(e), provided, that, (i) adequate reserves or other appropriate provision, if any, as are required by GAAP have been made therefor, (ii) a stay of enforcement of any such Liens is in effect (in the case of any Lien on property constituting Revolving Loan Priority Collateral or, if not constituting Revolving Loan Priority Collateral, other property as to which the exercise of rights or remedies by the holder of such Lien could reasonably be expected to materially impair the exercise of the rights or remedies of Agent or Lenders with respect to Revolving Loan Priority Collateral) and (iii) Co-Collateral Agents may establish a Reserve with respect thereto (in accordance with and subject to the definition of such term);

(l) security interests, mortgages and other Liens on (i) Equipment, Real Property and other fixed or capital assets arising after the date hereof to secure Indebtedness (including pursuant to Capital Leases) permitted under Section 10.3(b) or (ii) property and assets described in Sections 10.3(s) and 10.3(t);

(m) leases or subleases of Real Property granted by any Borrower, Guarantor or Subsidiary in the ordinary course of business of such Borrower, Guarantor or Subsidiary to any Person so long as any such leases or subleases do not interfere in any material respect with the ordinary conduct of the business of such Borrower, Guarantor or Subsidiary;

(n) licenses of Intellectual Property or Foreign Intellectual Property to any Borrower, Guarantor or Subsidiary permitted under clause (h) of the definition of Permitted Disposition;

(o) Liens on goods in favor of customs and revenue authorities arising as a matter of law to secure custom duties in connection with the importation of such goods;

(p) security interests and other Liens on the Collateral (i) securing Indebtedness permitted under Section 10.3(e) hereof (and Refinancing Indebtedness with respect thereto permitted under Section 10.3(v) hereof), (ii) securing any Bank Products to the extent secured by the same security interests and other Liens that secure Indebtedness permitted under Section 10.3(e) or such Refinancing Indebtedness or (iii) securing any notes or other debt securities incurred pursuant to Section 10.3(j), subject to the terms of the Intercreditor Agreement or an intercreditor agreement in form and substance satisfactory to Co-Collateral Agents;

(q) Liens to secure Indebtedness of any Borrower, Guarantor or Subsidiary permitted under Section 10.3(g) hereof to finance insurance premiums on the insurance policies maintained by any Borrower, Guarantor or Subsidiary; provided, that, such Liens shall not in any manner affect the ability of Agent to obtain or receive payment of proceeds of insurance with respect to any of the Collateral;

(r) Liens on property or assets other than the Collateral to secure Indebtedness of Borrowers and Guarantors permitted under Section 10.3(j);

(s) security interests and other Liens in property or assets of a Person existing at the time such Person is acquired pursuant to a Permitted Acquisition after the date hereof in respect of Indebtedness permitted under Section 10.3(i) hereof (and Liens in respect of Refinancing Indebtedness with respect thereto permitted under Section 10.3(v) hereof); provided, that, each of the following conditions is satisfied: (i) such security interests and other Liens were not granted and did not arise in connection with, or in anticipation or contemplation of, such Permitted Acquisition, and (ii) the property or assets subject to such security interests and other Liens do not include any assets or properties of any Person other than assets or properties of the Person so acquired;

(t) Liens on assets or property at the time of acquisition thereof by Parent or any of its Subsidiaries which do not materially interfere with the use, occupancy, operation and maintenance of structures existing on the property subject thereto or extend to or cover any assets or properties of Parent or such Subsidiary other than the assets or property being acquired; provided, that, to the extent that any such assets so acquired consist of Accounts and Inventory, such Accounts and Inventory shall not in any case constitute Eligible Accounts or Eligible Inventory unless and until (i) the Agent shall have established a Reserve with respect to any such Lien thereon or notified the Administrative Borrower that no such

Reserve will be established and (ii) the provisions of the last two sentences of the definition of “Permitted Acquisitions” shall have been complied with;

(u) any encumbrance or restriction (including put and call agreements) with respect to the Equity Interests of any joint venture or similar arrangement pursuant to the joint venture or similar agreement with respect to such joint venture or similar arrangement; provided, that, no such encumbrance or restriction affects in any way the ability of Parent or any of its Subsidiaries to comply with Section 9.11(a) or (b);

(v) Liens on property or assets subject to Sale and Leaseback Transactions permitted under Section 10.11;

(w) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Parent or its Subsidiaries in the ordinary course of business;

(x) Liens on property or assets of any Foreign Subsidiary (other than a Borrower or Guarantor) to secure Indebtedness of such Subsidiary permitted under Section 10.3(r) hereof;

(y) Liens securing any Guaranty Obligation of any Borrower, Guarantor or Subsidiary to the extent the Indebtedness to which such Guaranty Obligation relates would be permitted hereunder to be so secured;

(z) Liens incurred in the ordinary course of business of Parent and its Subsidiaries securing liabilities or obligations that do not exceed $500,000 in the aggregate; provided, that, to the extent any such Lien encumbers Accounts or Inventory, such Lien shall be reported to Agent by Administrative Borrower promptly upon discovery by a Responsible Officer of any Borrower and an amount of the Accounts and Inventory so encumbered equal to the amount of the liabilities or obligations so secured by such Lien shall thereafter not constitute Eligible Accounts or Eligible Inventory (such amount, the “Deemed Reserve”) unless and until the Agent shall have established a Reserve with respect to such Lien or Co-Collateral Agents shall have determined and instructed Agent to notify the Administrative Borrower that no such Reserve will be established;

(aa) the Liens set forth on Schedule 10.2 hereto which are not otherwise permitted under the other clauses of this definition and any Liens to secure Refinancing Indebtedness of the Indebtedness secured by such Liens to the extent permitted under Section 10.3(v) hereof; and

(bb) any other Lien on property or assets of Parent or any of its Subsidiaries (other than Revolving Loan Priority Collateral) existing on the Closing Date.

1.144  “Person” or “person” shall mean any individual, sole proprietorship, partnership, corporation (including any corporation which elects subchapter S status under the Code), limited liability company, limited liability partnership, business trust, unincorporated association, joint stock corporation, trust, joint venture or other entity or any government or any agency or instrumentality or political subdivision thereof.

1.145  “Plan” shall mean an employee benefit plan (as defined in Section 3(3) of ERISA) which any Borrower or Guarantor sponsors, maintains, or to which it makes, is making, or is obligated to make contributions, or in the case of a Multiemployer Plan has made contributions at any time during the immediately preceding six (6) plan years or with respect to which any Borrower or Guarantor may incur liability.

1.146  “Pro Rata Share” shall mean, as to any Lender, the fraction (expressed as a percentage) the numerator of which is such Lender’s Commitment and the denominator of which is the aggregate amount of all of the Commitments of the Lenders, as adjusted from time to time in accordance with the provisions hereof; provided, that, if the Commitments have been terminated, the numerator shall be the unpaid amount of such Lender’s Loans and its interest in the Swing Line Loans, Special Agent Advances and Letter of Credit Obligations and the denominator shall be the aggregate amount of all unpaid Loans, Swing Line Loans, Special Agent Advances and Letter of Credit Obligations.

1.147  “Provision for Taxes” shall mean an amount equal to all taxes imposed on or measured by net income, whether Federal, State, Provincial, county or local, and whether foreign or domestic, that are paid or payable by any Person in respect of any period in accordance with GAAP.

1.148  “Qualified Cash” shall mean cash or subject to the terms below, Cash Equivalents owned by a Borrower, which are (a) free and clear of any pledge, security interest, lien, claim or other encumbrance (other than (i) in favor of Agent, (ii) in favor of the depository bank or securities intermediary where the deposit account or investment account is maintained to the extent permitted under clause (j) of the definition of the term “Permitted Liens,” but only to secure its customary fees and charges and (iii) any other liens permitted under this Agreement that are subject to the Intercreditor Agreement or an intercreditor agreement in form and substance satisfactory to Agent between the holder of such security interest or Lien and Agent), (b) subject to the first priority perfected security interest of Agent (subject to the liens of the depository bank or securities intermediary where the deposit account or investment account is maintained for its customary fees and charges), (c) in a deposit account or an investment account at a Lender or an Affiliate of a Lender and which account is subject to a Deposit Account Control Agreement or an Investment Property Control Agreement, and which cash or Cash Equivalents, to the extent included in the Borrowing Base, are not permitted to be withdrawn from such account without the prior written consent of Agent and for which Agent shall have received evidence, in form and substance reasonably satisfactory to Agent, of the amount of such cash or Cash Equivalents held in such deposit account or investment account as of the applicable date of the calculation of the Borrowing Base; provided, that, to the extent such amounts represent payments in respect of Accounts or other Collateral included in the Borrowing Base as of such date, such amounts shall not constitute Qualified Cash (and Administrative Borrower shall provide such evidence thereof as Agent may reasonably request). For purposes of this definition, “Qualified Cash” shall only include Cash Equivalents maturing within ninety (90) days from the date of the acquisition thereof and in the case of obligations or indebtedness described in clauses (b) and (c) of the definition of the term Cash Equivalents, obligations or indebtedness having a rating of at least A-1 from S&P or at least P-1 from Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then an equivalent rating from another nationally recognized rating service).

1.149  “Quarterly Average Excess Availability” shall mean, for any three (3) month period, the daily average of the aggregate amount of the Excess Availability for such three (3) month period.

1.150  “Real Property” shall mean, as to any Person, all now owned and hereafter acquired real property of such Person, including leasehold interests, together with all buildings, structures, and other improvements located thereon and all licenses, easements and appurtenances relating thereto, wherever located, including, in the case of any Borrower or Guarantor, the Real Property and related assets of such Borrower or Guarantor more particularly described in the Mortgages.

1.151  “Receivables” shall mean all of the following now owned or hereafter arising or acquired property of each Borrower and Guarantor: (a) all Accounts; (b) all interest, fees, late charges, penalties, collection fees and other amounts due or to become due or otherwise payable in connection with any Account; (c) letters of credit, indemnities, guarantees, security or other deposits and proceeds thereof issued payable to any Borrower or Guarantor or otherwise in favor of or delivered to any Borrower or Guarantor in connection with any Account; or (d) all other accounts, contract rights, chattel paper, instruments, notes, general intangibles and other forms of obligations owing to any Borrower or Guarantor, whether from the sale and lease of goods or other property, licensing of any property (including Intellectual Property or other general intangibles), rendition of services or otherwise.

1.152  “Records” shall mean, as to each Borrower and Guarantor, all of such Borrower’s and Guarantor’s present and future books and records of every kind or nature relating to the Collateral, including without limitation, all purchase and sale agreements, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files and other data relating to the Collateral or any account debtor, together with the tapes, disks, diskettes and other data and software storage media (including any rights of any Borrower or Guarantor with respect to the foregoing maintained with or by any other person).

1.153  “Refinancing Indebtedness” shall have the meaning set forth in Section 10.3(v) hereof.

1.154  “Register” shall have the meaning set forth in Section 6.4 hereof.

1.155  “Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of [          ], 2009, by and between Parent and the CD&R Investors, as the same now exists or may hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced.

1.156  “Related Taxes” shall mean:

(a) any Taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than Federal, State or local taxes measured by income and Federal, State or local withholding imposed by any government or other taxing authority on payments made by Parent or any Parent Entity, other than payments to Parent or any Parent Entity), required to be paid by Parent or any Parent Entity by virtue of its being incorporated or having Equity Interests outstanding (but not by virtue of owning stock or other Equity Interests of any corporation or other entity other than any of its Subsidiaries, Parent or any Parent Entity), or being a holding company parent of Parent, any of its Subsidiaries, or any Parent Entity or receiving dividends from or other distributions in respect of the Equity Interests of Parent, any of its Subsidiaries, or any Parent Entity or having guaranteed any obligations of Parent or any Subsidiary thereof, or having made any payment in respect of any of the items for which Parent or any of its Subsidiaries is permitted to make payments to Parent or any Parent Entity pursuant to Section 10.5, or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of Parent or any Subsidiary thereof, or

(b) any Taxes attributable to any taxable period (or portion thereof) ending on or prior to the Closing Date, or attributable to the consummation of, or any Parent Entity’s receipt of (or entitlement to) any payment in connection with, any of the Transactions, including any payment received after the Closing Date pursuant to any agreement relating to the Transactions, or

(c) any other Federal, State, foreign or local taxes measured by income for which any Parent Entity is liable up to an amount not to exceed, with respect to Federal Taxes, the aggregate amount of any such Taxes that Parent and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated basis as if Parent had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code or an analogous provision of state, local or foreign law) of which Parent were the common parent, or with respect to state and local taxes, the aggregate amount of any such taxes that Parent and its Subsidiaries would have been required to pay on a separate company basis, or on a combined basis as if Parent had filed a combined return on behalf of an affiliated group consisting only of Parent and its Subsidiaries.

1.157  “Register” shall have the meaning set forth in Section 6.4 hereof.

1.158  “Required Lenders” shall mean, at any time, subject to Section 6.13(g), those Lenders whose Pro Rata Shares aggregate more than fifty (50%) percent of the aggregate of the Commitments of all Lenders, or if the Commitments shall have been terminated, Lenders to whom more than fifty (50%) percent of the then outstanding Loans and Letter of Credit Obligations are owing; provided, that, at any time that there are two (2) or more Lenders, “Required Lenders” must include at least two (2) Lenders.

1.159  “Requirement of Law” shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, statute, ordinance, code, decree, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its material property or to which such Person or any of its material property is subject, including laws, ordinances and regulations pertaining to zoning, occupancy and subdivision of real properties; provided, that, the foregoing shall not apply to any non-binding recommendation of any Governmental Authority. Without limiting the foregoing, it is understood that, in the case of any Borrower or Guarantor, Requirements of Law shall include the following (collectively, the “Anti-Terrorism Laws”): the “Trading With the Enemy Act” (50 U.S.C. § 1 et seq., as amended) or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto (including, but not limited to Executive Order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56), in each case to the extent applicable to or binding upon such Borrower or Guarantor.

1.160  “Reserves” shall mean as of any date of determination, such amounts as Co-Collateral Agents may from time to time establish and revise in their Permitted Discretion reducing the amount of Loans and Letters of Credit which would otherwise be available to any Borrower under the lending formula(s) provided for herein: (a) to reflect events, conditions, contingencies or risks which, as determined by Co-Collateral Agents in their Permitted Discretion, adversely affect, or would have a reasonable likelihood of adversely affecting, either (i) the Revolving Loan Priority Collateral, its value or the amount that might be received by Agent from the sale or other disposition or realization upon such Collateral or (ii) the security interests and other rights of Agent or any Lender in the Revolving Loan Priority Collateral (including the enforceability, perfection and priority thereof), (b) to reflect other factors arising after the Closing Date that change in any material respect the credit risk of lending to Borrowers on the security of the Revolving Loan Priority Collateral, or (c) to reflect Agent’s good faith belief that any collateral report or financial information furnished by or on behalf of any Borrower or Guarantor to Agent is or may have been incomplete, inaccurate or misleading in any material respect. Without limiting the generality of the foregoing, Reserves may be established to reflect any of the following: (i) reserves for cost variances not otherwise reflected in value of Inventory, (ii) dilution with respect to Accounts (based on the ratio of the aggregate amount of non-cash reductions in Accounts for any period to the aggregate dollar amount of the sales of such Borrower for such period) as calculated by Agent for any period is or is reasonably anticipated to be greater than five (5%) percent, (iii) returns, discounts, claims, rebates, back charges, credits and allowances of any nature that are not paid pursuant to the reduction of Accounts, (iv) the sales, excise or similar taxes included in the amount of any Accounts reported to Agent and amounts due or to become due in respect of sales, use and/or withholding taxes that are subject to collection in trust or similar arrangements or otherwise give rise to a Lien that may have priority over the Lien of Agent, (v) any rental payments, service charges or other amounts due or to become due to owners or lessors of real property to the extent Inventory or Records are located in or on such property or in the possession or control of such parties or such Records are needed to monitor or otherwise deal with the Revolving Loan Priority Collateral (other than for locations where Agent has received a Collateral Access Agreement executed and delivered by the owner and lessor of such real property that Agent has acknowledged in writing is in form and substance satisfactory to Agent in its Permitted Discretion), provided, that, the Reserves established pursuant to this clause (v) as to leased locations shall not exceed at any time the aggregate of amounts payable for the next five (5) months to the lessors of such locations (or in the event that any appraisals with respect to the Inventory after the date hereof conducted in accordance with Section 7.3 reflect a shorter period of time for realization on the Inventory in a manner that maximizes the recovery from it, then such Reserves will be adjusted to reflect such shorter period), (vi) to reflect average payables to outside processors based on the immediately preceding three (3) consecutive month period, (vii) an increase in the number of days of the turnover of Inventory (unless as a result of seasonal variation) or a change in the mix of the Inventory that results in an overall decrease in the value thereof or a deterioration in its nature or quality (but only to the extent not addressed by the lending formulas in a manner satisfactory to Co-Collateral Agents in their Permitted Discretion), (viii) variances between the aging of accounts and general ledger, (ix) variances between perpetual inventory records of Borrowers and the results of the test counts of Inventory conducted by Agent with respect thereto based on the results of each field examination or other information with respect thereto received by Agent, (x) the aggregate amount of deposits, if any, received by any Borrower from its customers in respect of unfilled orders for goods, to the extent that the such customer has a credit balance; provided, that, no such Reserves will be required in the event that the applicable contract with such customer includes terms and conditions with respect to the identification of the applicable goods to such contract and the passage of title with respect thereto satisfactory to Agent, (xi) reserves for in-transit inventory, including freight, taxes, duty and other amounts which Agent estimates must be paid in connection with such Inventory upon arrival and for delivery to one of such Borrower’s locations for Eligible Inventory within the United

States of America, (xii) obligations, liabilities or indebtedness (contingent or otherwise) of Borrowers or Guarantors to any Bank Product Provider arising under or in connection with any Bank Products of any Borrower or Guarantor with a Bank Product Provider or as such Bank Product Provider may otherwise require and Agent may agree in connection therewith to the extent that such obligation, liabilities or indebtedness constitute Obligations as such term is defined herein or otherwise receive the benefit of the security interest of Agent in any Collateral. To the extent that an event, condition or matter as to any Eligible Accounts or Eligible Inventory is addressed pursuant to the treatment thereof within the applicable definition of such terms, neither Agent nor Co-Collateral Agents shall also establish a Reserve to address the same event, condition or matter. The amount of any Reserve established by Agent or Co-Collateral Agents shall have a reasonable relationship to the event, condition or other matter which is the basis for such Reserve. In the event that the event, condition or other matter giving rise to the establishment of any Reserve shall cease to exist (unless there is a reasonable prospect that such event, condition or other matter will occur again within a reasonable period of time thereafter), the Reserve established pursuant to such event, condition or other matter, shall be discontinued. To the extent that an event, condition or matter as to any Eligible Accounts or Eligible Inventory is addressed pursuant to the treatment thereof within the applicable definition of such terms, or in the computation of net book value of Eligible Inventory or the Net Recovery Percentage of Eligible Inventory in a manner satisfactory to Agent in the exercise of its Permitted Discretion, neither Agent nor Co-Collateral Agents shall also establish a Reserve to address the same event, condition or matter. Agent will provide three (3) Business Days’ prior notice to Administrative Borrower of any new categories of Reserves that may be established, or any changes in the methodology of determination (but not amount) of any Reserves, or any changes by Agent or Co-Collateral Agents of the amount of a Reserve specified in any Borrowing Base Certificate received by Agent, after the date of this Agreement, and Agent will be available from time to time during business hours to consult with Administrative Borrower in connection with the basis for such new categories of or changes to Reserves; provided, that, during such three (3) Business Day period, the Borrowing Base shall, solely for the purposes of any new Loans or Letters of Credit requested by any Borrower during such three (3) Business Day Period, be reduced by the amount of any such proposed changes to, or new categories of, Reserves set forth in such notice. Borrowers may take such action as may be required so that the event, condition or matter that is the basis for such Reserve or increase no longer exists, in a manner and to the extent satisfactory to the Co-Collateral Agents in the exercise of their Permitted Discretion. In no event shall such notice or opportunity limit the right of Agent or Co-Collateral Agents, as the case may be, to establish such Reserve, unless Co-Collateral Agents shall have determined in their Permitted Discretion that the event, condition or other matter that is the basis for such new category of Reserve no longer exists or has otherwise been adequately addressed by the applicable Borrower.

1.161  “Responsible Officer” shall mean, as to any Person, any of the following officers of such Person: (a) the chief executive officer or the president of such Person and, with respect to financial matters, the chief financial officer, the treasurer or the controller of such Person, (b) any vice president of such Person or, with respect to financial matters, any assistant treasurer or assistant controller of such Person, who has been designated in writing to Agent as a Responsible Officer by such chief executive officer or president of such Person or, with respect to financial matters, such chief financial officer of such Person, and (c) with respect to ERISA matters, the senior vice president-human resources (or substantial equivalent) of such Person.

1.162  “Restricted Payment” shall mean any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests of Parent or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests or on account of any return of capital to Parent or such Subsidiary’s stockholders, partners or members (or the equivalent Person thereof), or payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any Equity Interests of Parent or any of its Subsidiaries, or any setting apart of funds or property for any of the foregoing; provided, that, for the avoidance of doubt, Restricted Payments shall not include any distributions of Equity Interests in exchange for debt securities.

1.163  “Revolving Loan Priority Collateral” shall mean the Collateral described on Schedule 1.163 hereto.

1.164  “Revolving Loans” shall mean loans now or hereafter made by or on behalf of any Lender or by Agent for the account of any Lender on a revolving basis pursuant to the Credit Facility (involving advances, repayments and readvances) as set forth in Section 2 hereof.

1.165  “Sale and Leaseback Transaction” shall mean, with respect to a Borrower or Guarantor, or any Subsidiary, any arrangement with any Person providing for the leasing by such Borrower or Guarantor or such Subsidiary of real or personal property that has been or is to be sold or transferred by such Borrower, Guarantor or any such Subsidiary to such Person and thereafter such real or personal property is leased by such Person back to such Borrower, Guarantor or Subsidiary.

1.166  “Sanctioned Entity” shall mean (i) an agency of the government of, (ii) an organization directly or indirectly controlled by, or (iii) a person resident in, a country that is subject to a sanctions program identified on the list maintained and published by OFAC and available at http://www.treas.gov/offices/enforcement/ofac/programs, or as otherwise published from time to time as such program may be applicable to such agency, organization or person.

1.167  “Sanctioned Person” shall mean a person named on the list of Specially Designated Nationals or Blocked Persons maintained by OFAC available at http://www.treas.gov/offices/enforcement/ofac/sdn/index.html, or as otherwise published from time to time.

1.168  “S&P” shall mean Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors and assigns.

1.169  “Secured Parties” shall mean, collectively, (a) Agent, (b) Lenders, (c) the Issuing Bank and (d) any Bank Product Provider; provided, that, (i) as to any Bank Product Provider, only to the extent of the Obligations owing to such Bank Product Provider and (ii) such parties are sometimes referred to herein individually as a “Secured Party.”

1.170  “Series B Preferred Stock CoD” shall mean the Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock of NCI Building Systems, dated [          ].

1.171  “Solvent” shall mean, at any time with respect to any Person, that at such time such Person (a) is able to pay its debts as they mature and has sufficient capital (and not unreasonably small capital) to carry on its business, and (b) the assets and properties of such Person at a fair valuation (and including as assets for this purpose at a fair valuation all rights of subrogation, contribution or indemnification arising pursuant to any guarantees given by such Person) are greater than the Indebtedness of such Person, and including subordinated and contingent liabilities computed at the amount which, such Person has a reasonable basis to believe, represents an amount which can reasonably be expected to become an actual or matured liability (and including as to contingent liabilities arising pursuant to any guarantee the face amount of such liability as reduced to reflect the probability of it becoming a matured liability).

1.172  “Special Agent Advances” shall have the meaning set forth in Section 14.11 hereof.

1.173  “Specified Assets” shall mean the following property and assets of each Borrower or Guarantor:

(a) Intellectual Property constituting patents, patent licenses, trademarks and trademark licenses to the extent that Liens thereon cannot be perfected by the filing of financing statements under the UCC or by the filing and acceptance thereof in the United States Patent and Trademark Office;

(b) Intellectual Property constituting copyrights and copyright licenses and accounts or receivables arising therefrom to the extent that the UCC as in effect from time to time in the relevant jurisdiction is not applicable to the creation or perfection of Liens thereon or Liens thereon cannot be perfected by the filing and acceptance of this Agreement or short form thereof in the United States Copyright Office;

(c) Collateral for which the perfection of Liens thereon require filings in or other actions under the laws of jurisdictions outside of the United States of America, any state, territory or political division thereof or the District of Columbia; and

(d) contracts, Accounts or receivables subject to the Assignment of Claims Act;

1.174  “Sponsor” shall mean CD&R.

1.175  “Sponsor Affiliated Lender” shall mean financial institutions (including commercial finance companies), investment funds or managed accounts with respect to which Sponsor or an Affiliate of such Sponsor is an Affiliate or an advisor or manager in the ordinary course of business, provided, that, such Person executes a waiver in form and substance reasonably satisfactory to Agent that it shall have no right whatsoever so long as such Person is an Affiliate of any Parent or any of its Subsidiaries or Sponsor: (a) except as provided below, to consent to any amendment, modification, waiver, consent or other such action with respect to any of the terms of this Agreement or any of the other Financing Agreements, (b) otherwise to vote on any matter related to this Agreement or any other Financing Agreement, (c) to require Agent or any Lender to undertake any action (or refrain from taking any action) with respect to this Agreement or any other Financing Agreement, (d) to attend any meeting with Agent or any Lender or receive any information from Agent or any Lender or (e) make or bring any claim, in its capacity as Lender, against Agent with respect to the duties and obligations of Agent hereunder; except, that, no amendment, modification or waiver to this Agreement or any of the other Financing Agreements (i) relating to any of the matters described in clauses (i), (ii), (iv), (v), (vi) or (vii) of Section 13.3(a), or (ii) that would result in a disproportionate impact or effect on any Sponsor Affiliated Lender in relation to one or more Lenders that are not Sponsor Affiliated Lenders, shall be effected without the consent of such Sponsor Affiliated Lender.

1.176  “Stockholders Agreement” shall mean the Stockholders Agreement, dated as of [          ], by and between Parent and the CD&R Investors, as the same now exists or may hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced.

1.177  “Subordinated Debt” shall mean any notes, debt securities or other Indebtedness of a Borrower or Guarantor that is subordinated in right of payment to the right of Agent and Lenders to receive the prior final payment and satisfaction in cash in full of all of the Obligations in accordance with Section 10.3(j) hereof.

1.178  “Subsidiary” or “subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, limited liability partnership or other limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Equity Interests or other interests entitled to vote in the election of the board of directors of such corporation (irrespective of whether, at the time, Equity Interests of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency), managers, trustees or other controlling persons, or an equivalent controlling interest therein, of such Person is, at the time, directly or indirectly, owned by such Person and/or one or more subsidiaries of such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of Parent.

1.179  “Supermajority Lenders” shall mean, at any time, subject to Section 6.13(g), those Lenders whose Pro Rata Shares aggregate more than sixty-six and two-thirds (66.67%) percent of the aggregate of the Commitments of all Lenders, or if the Commitments shall have been terminated, Lenders to whom more than sixty-six and two-thirds (66.67%) percent of the then outstanding Loans and Letter of Credit Obligations are owing.

1.180  “Swing Line Lender” shall mean          , in its capacity as the lender of Swing Line Loans, and its successors and assigns.

1.181  “Swing Line Loans” shall mean loans now or hereafter made by Swing Line Lender on a revolving basis pursuant to the Credit Facility (involving advances, repayments and readvances) as set forth in Section 2 hereof.

1.182  “Swing Line Loan Limit” shall mean $10,000,000.

1.183  “Taxes” shall have the meaning set forth in Section 6.8.

1.184  “Tax Sharing Agreement” means any Tax Sharing Agreement entered between Parent and any Parent Entity, substantially in the form of Exhibit [  ] or otherwise in form and substance reasonably satisfactory to the Agent.

1.185  “Term Loan Agent” shall mean          , in its capacity as administrative and collateral agent acting for and on behalf of the Term Loan Lenders and any replacement or successor agent thereunder.

1.186  “Term Loan Debt” shall mean the Indebtedness of Borrowers and Guarantors evidenced by or arising under the Term Loan Documents.

1.187  “Term Loan Documents” shall mean, collectively, the           as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.188  “Term Loan Lenders” shall mean the lenders under the Term Loan Documents.

1.189  “Term Loan Priority Collateral” shall mean the Collateral described on Schedule 1.189 hereto.

1.190  “Transactions” shall mean, collectively, any or all of the following: (a) the equity investment referred to in Section 4.1(a) hereof, (b) the amendment and restatement of the Term Loan Documents, (c) the acceptance of the Convertible Notes referred to in section 4.1(a)(iii) hereof and (d) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

1.191  “UCC” shall mean the Uniform Commercial Code as in effect in the State of New York and any successor statute, as in effect from time to time (except that terms used herein which are not otherwise defined herein and defined in the Uniform Commercial Code as in effect in the State of New York on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as Agent may otherwise determine with the consent of the Administrative Borrower).

1.192  “US Dollars,” “US$” and “$” shall each mean lawful currency of the United States of America.

1.193  “Value” or “value” shall mean, with respect to Inventory, the lower of (a) cost computed on a first-in first-out basis in accordance with GAAP (calculated based on standard cost with adjustments for purchase price variances) or (b) market value according to GAAP for inventory purposes (including adjustments for any lower-of-cost-or-market charges); provided, that, for purposes of the calculation of the Borrowing Base, the Value of the Inventory shall not include write-ups or write-downs in value with respect to currency exchange rates and (i) notwithstanding anything to the contrary contained herein, the cost of the Inventory shall be computed in the same manner and consistent with the most recent appraisal of the Inventory received and accepted by Agent prior to the date hereof, if any.

1.194  “Voting Stock” shall mean, as to any Person, Equity Interests of such Person entitled to vote generally in the election of directors of such Person.

1.195  “Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

Section 2.  Credit Facilities

2.1  Revolving Loans.

(a) Subject to and upon the terms and conditions contained herein, each Lender severally (and not jointly) agrees to make its Pro Rata Share of Revolving Loans to Borrowers from time to time in amounts requested by any Borrower (or Administrative Borrower on behalf of Borrowers) up to the aggregate amount outstanding equal to the Commitment of such Lender, provided, that, after giving effect to any such Revolving Loan, the aggregate principal amount of the Revolving Loans, Swing Line Loans and Letter of Credit Obligations outstanding shall not exceed the lesser of (i) the Borrowing Base at such time or (ii) the Maximum Credit as then in effect. All Loans made by Lenders to Borrowers shall be denominated in US Dollars.

(b) Except with the consent of Agent and all Lenders, or as otherwise provided herein, (i) the aggregate amount of the Loans and the Letter of Credit Obligations outstanding at any time shall not exceed the lesser of: (A) the Borrowing Base or (B) the Maximum Credit and (ii) the outstanding amount of Swing Line Loans shall not exceed the Swing Line Loan Limit. Subject to the terms and conditions hereof, each Borrower (or Administrative Borrower on behalf of such Borrower) may from time to time borrow, prepay and reborrow Revolving Loans. No Lender shall be required to make any Revolving Loan, if, after giving effect thereto the aggregate outstanding principal amount of all Revolving Loans of such Lender, together with such Lender’s Pro Rata Share of the aggregate amount of all Swing Line Loans and Letter of Credit Obligations, would exceed such Lender’s Commitment.

2.2  Swing Line Loans.

(a) Subject to the terms and conditions contained herein, the Swing Line Lender agrees that it will make Swing Line Loans to each Borrower from time to time in amounts requested by such Borrower (or Administrative Borrower on behalf of such Borrower) up to the aggregate amount outstanding equal to the Swing Line Loan Limit; provided, that, after giving effect to any such Swing Line Loan, the aggregate principal amount of the Revolving Loans, Swing Line Loans and Letter of Credit Obligations outstanding shall not exceed the lesser of the Borrowing Base or the Maximum Credit at such time. Subject to the terms and conditions hereof, each Borrower (or Administrative Borrower on behalf of Borrowers) may from time to time borrow, prepay and reborrow Swing Line Loans. Swing Line Lender shall not be required to make Swing Line Loans, if, after giving effect thereto, the aggregate outstanding principal amount of all Swing Line Loans would exceed the then existing Swing Line Loan Limit. Each Swing Line Loan shall be subject to all of the terms and conditions applicable to other Base Rate Loans funded by the Lenders constituting Revolving Loans, except that all payments thereon shall be payable to the Swing Line Lender solely for its own account. All Revolving Loans and Swing Line Loans shall be subject to the settlement among Lenders provided for in Section 6.13 hereof.

(b) Upon the making of a Swing Line Loan, without further action by any party hereto, each Lender shall be deemed to have irrevocably and unconditionally purchased and received from the Swing Line Lender, without recourse or warranty, an undivided interest and participation to the extent of such Lender’s Pro Rata Share in such Swing Line Loan. To the extent that there is no settlement in accordance with Section 6.13 below, the Swing Line Lender may at any time, require the Lenders to fund their participations. From and after the date, if any, on which any Lender has funded its participation in any Swing Line Loan, Agent shall promptly distribute to such Lender, not less than weekly, such Lender’s Pro Rata Share of all payments of principal and interest received by Agent in respect of such Swing Line Loan.

2.3 Letters of Credit.

(a) General.  Subject to and upon the terms and conditions contained herein and in the Letter of Credit Documents, at the request of a Borrower (or Administrative Borrower on behalf of such Borrower), Agent agrees to cause Issuing Bank to issue, and Issuing Bank agrees to issue, for the account of such Borrower one or more Letters of Credit, for the ratable risk of each Lender according to its Pro Rata Share, in such form as may be reasonably approved from time to time by Issuing Bank.

(b) Notice of Issuance, Amendment, Renewal, Extension.  The Borrower requesting such Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall give Agent and the Issuing Bank with respect thereto three (3) Business Days’ prior written notice of such Borrower’s request for the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit). Such notice shall (i) specify the original face amount of the Letter of Credit requested (or identify the Letter of Credit to be amended, renewed or extended), (ii) the effective date (which date shall be a Business Day and in no event shall be a date less than ten (10) days prior to the end of the term of this Agreement) of issuance of such requested Letter of Credit (or such amendment, renewal or extension), (iii) whether such Letter of Credit may be drawn in a single or in partial draws, (iv) the date on which such requested Letter of Credit is to expire, (v) the purpose for which such Letter of Credit is to be issued, (vi) the name and address of the beneficiary of the requested Letter of Credit, (vii) such other information as shall be reasonably necessary to enable the Issuing Bank to prepare, amend, renew or extend such Letter of Credit and (viii) if requested by Issuing Bank or Agent, the Borrower requesting such Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall have delivered to Issuing Bank with respect thereto at such times and in such manner as such Issuing Bank may reasonably require, an application, in form and substance consistent with this Agreement and otherwise reasonably satisfactory to such Issuing Bank and Agent, for the issuance of the Letter of Credit and such other Letter of Credit Documents as may be required pursuant to the terms thereof. If requested by the Issuing Bank, the Borrower requesting the Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall attach to the request the proposed terms of the Letter of Credit. The renewal or extension of, or increase in the amount of, any Letter of Credit shall, for purposes hereof, be treated in all respects the same as the issuance of a new Letter of Credit hereunder.

(c) Certain Conditions to Letters of Credit.  In addition to being subject to the satisfaction of the applicable conditions precedent contained in Section 4 hereof and the other terms and conditions contained herein, no Letter of Credit shall be available to Borrowers unless each of the following conditions precedent have been satisfied in a manner satisfactory to Agent: (i) the Borrower requesting such Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall have delivered to the Issuing Bank at such times and in such manner as Issuing Bank may reasonably require and to Agent, an application, in form and substance consistent with this Agreement and otherwise reasonably satisfactory to Issuing Bank and Agent, for the issuance of the Letter of Credit and such other Letter of Credit Documents as may be reasonably required pursuant to the terms thereof, and the form and terms of the proposed Letter of Credit shall be satisfactory to Agent and Issuing Bank, (ii) as of the date of issuance, no order of any court or other Governmental Authority shall by its terms enjoin or restrain Issuing Bank from issuing the proposed Letter of Credit, and no law, rule or regulation applicable to Issuing Bank and no request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over Issuing Bank shall prohibit, or require that Issuing Bank refrain from, the issuance of such Letter of Credit and (iii) after giving effect to the issuance of such Letter of Credit, (A) the Letter of Credit Obligations shall not exceed the Letter of Credit Limit and (B) the aggregate principal amount of the Revolving Loans, Swing Line Loans and Letter of Credit Obligations outstanding shall not exceed the lesser of the Borrowing Base or the Maximum Credit at such time. Notwithstanding anything to the contrary contained herein, Issuing Bank shall not be obligated to issue a Letter of Credit in respect of the obligation of a Borrower or Guarantor arising in connection with a lease of Real Property or an employment contract, (1) in the case of a Letter of Credit in connection with such a lease, with a face amount in excess of the amount equal to (x) the amount of rent under such lease, without acceleration, for the greater of one year or fifteen (15%) percent, not to exceed three (3) years, of the remaining term of such lease minus (y) the amount of any cash or other collateral to secure the obligations of a Borrower or Guarantor in respect of such lease and (2) in the case of a Letter of Credit in connection with an employment contract, with a face amount in excess of the compensation provided by such contract, without acceleration, for a one year period.

(d) Letter of Credit Sublimit.  Except in Agent’s discretion and with the consent of all Lenders, the amount of all outstanding Letter of Credit Obligations shall not at any time exceed the Letter of Credit Limit.

(e) Expiration.  Each standby Letter of Credit shall expire at or prior to the earlier of (i) twelve (12) months after the date of the issuance of such standby Letter of Credit (or in the case of any renewal or extension thereof, twelve (12) months after such renewal or extension) and (ii) the date that is five (5) Business Days prior to the Maturity Date; provided, that, (A) any standby Letter of Credit with a one year tenor may provide for automatic renewal or extension thereof for additional one year periods (which in no event shall extend beyond the date referred to in clause (ii) above) and (B) if the Issuing Bank and Agent each consent, the expiration date on any standby Letter of Credit may extend beyond the date referred to in clause (ii) above. Each other Letter of Credit shall expire on the earlier of one hundred eighty (180) days after such Letter of Credit’s date of issuance, renewal or extension (as applicable) or the date five (5) Business Days prior to the Maturity Date.

(f) Letter of Credit Participations.  Immediately upon the issuance or amendment of any Letter of Credit issued for the account of a Borrower, each Lender shall be deemed to have irrevocably and unconditionally purchased and received, without recourse or warranty, an undivided interest and participation to the extent of such Lender’s Pro Rata Share of the liability with respect to such Letter of Credit and the obligations of Borrowers with respect thereto (including all Letter of Credit Obligations with respect thereto). Each Lender shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay to Issuing

Bank therefor and discharge when due, its Pro Rata Share of all of such obligations arising under such Letter of Credit. Without limiting the scope and nature of each Lender’s participation in any such Letter of Credit, to the extent that Issuing Bank has not been reimbursed or otherwise paid as reasonably required hereunder with respect to any such Letter of Credit or under any such Letter of Credit, each such Lender shall pay to Issuing Bank its Pro Rata Share of such unreimbursed drawing or other amounts then due to Issuing Bank in connection therewith.

(g) Letter of Credit Reimbursement.  If Issuing Bank shall make any payment in respect of a Letter of Credit, Borrowers shall reimburse Issuing Bank by paying to Agent an amount equal to such payment by Issuing Bank not later than 2:00 p.m. on the date that such payment by Issuing Bank is made, if the applicable Borrower (or Administrative Borrower on behalf of such Borrower) shall have received notice of such payment by the Issuing Bank prior to 10:00 a.m. on such date, or, if such notice shall not have been received by such Borrower (or Administrative Borrower) prior to such time on such date, then not later than 2:00 p.m. on the next Business Day; provided, that, unless such Borrower (or Administrative Borrower on behalf of such Borrower) requests otherwise, and, subject to the conditions to borrowing set forth herein, each drawing under any Letter of Credit or other amount payable in connection therewith when due shall constitute a request by the Borrower for whose account such Letter of Credit was issued to Agent for a Base Rate Loan in the amount of such drawing or other amount then due, and shall be made by Agent on behalf of Lenders as a Revolving Loan or Swing Line Loan as Administrative Borrower requests, or if such request is not received in a timely manner, as Agent determines (or, if determined by Agent as a Special Agent Advance, as the case may be) in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Revolving Loan, Swing Line Loan (or Special Agent Advance, as the case may be). If the applicable Borrower (or Administrative Borrower on behalf of such Borrower) fails to make such payment when due, subject to the rights of Agent under Section 6.13 hereof, Agent may notify each Lender of the applicable payment made by the Issuing Bank in respect of such Letter of Credit, the payment then due from such Borrower in respect thereof and such Lender’s Pro Rata Share thereof. Promptly following receipt of such notice, each Lender shall pay to Agent its Pro Rata Share of the payment then due and Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from Lenders. Promptly following receipt by Agent of any payment from a Borrower pursuant to this paragraph, Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse an Issuing Bank for any payment made by such Issuing Bank (other than the funding of a Revolving Loan, Swing Line Loan or Special Agent Advance as contemplated above) shall not constitute a Loan and shall not relieve the applicable Borrower of its obligation to reimburse such Issuing Bank for such payment.

(h) Obligations Absolute.  The obligations of Borrowers to pay each Letter of Credit Obligation, and the obligations of Lenders to make payments to Agent for the account of Issuing Bank with respect to Letters of Credit shall be absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances, whatsoever, notwithstanding the occurrence or continuance of any Default, Event of Default, the failure to satisfy any other condition set forth in Section 4 hereof or any other event or circumstance, and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, a Borrower’s obligations hereunder, provided, that this clause (iv) shall not be construed to relieve Issuing Bank of any liability resulting from its gross negligence or willful misconduct as determined pursuant to a final, non-appealable order of a court of competent jurisdiction. None of Agent, Lenders or the Issuing Bank, or any of their Affiliates, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of an Issuing Bank; provided, that, the foregoing shall not be construed to excuse Issuing Bank from liability to the applicable Borrower resulting from the gross negligence or willful misconduct of Issuing Bank (as determined pursuant to a final, non-appealable order of a court of competent jurisdiction) or otherwise affect any defense or other right that such Borrower may have as a result of any such gross negligence or willful misconduct. In furtherance of the foregoing and without limiting the generality thereof, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit; provided, that, the foregoing shall not be construed to excuse an Issuing Bank from liability to the applicable Borrower resulting from the gross negligence or willful misconduct of such Issuing Bank or otherwise affect any defense or other right that such Borrower may have as a result of any such gross negligence or willful misconduct as determined pursuant to a final, non-appealable order of a court of competent jurisdiction.

(i) Disbursement Procedures.  The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Such Issuing Bank shall promptly notify Agent and the applicable Borrower (or Administrative Borrower on behalf of such Borrower) by telephone (confirmed by facsimile or otherwise as Administrative Borrower and Issuing Bank may agree) of such demand for payment and whether such Issuing Bank has made or will make any payment in respect thereof; provided, that, any failure to give or delay in giving such notice shall not relieve the applicable Borrower of its obligation to reimburse such Issuing Bank and Lenders with respect to any such payment, as provided in this Section 2.3.

(j) Interim Interest.  If an Issuing Bank shall make any payment in respect of a Letter of Credit, or otherwise be owed any amounts in respect thereof, then, unless the applicable Borrower shall reimburse Issuing Bank for such payment or other amount in full on the date such payment is made or amount due, the unpaid amount thereof shall bear interest, for each day from and including the date such payment is made or amount due but excluding the date that the applicable Borrower reimburses such payment or other amount, at the rate per annum then applicable to Base Rate Loans. Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank; except, that, interest accrued on and after the date of payment by Agent or any Lender pursuant to Section 2.3(g) above to reimburse such Issuing Bank shall be for the account of Agent or such Lender to the extent of such payment, and shall be payable on demand or, if no demand has been made, on the date on which the applicable Borrower reimburses the applicable payment in full.

(k) Account Party.  Each Borrower and Guarantor hereby irrevocably authorizes and directs each Issuing Bank to name such Borrower or Guarantor as the account party therein and to the extent that Agent or           is the co-applicant, guarantor or indemnitor in respect of any Letter of Credit to deliver to Agent all instruments, documents and other writings received by such Issuing Bank pursuant to the Letter of Credit and to accept and rely upon Agent’s instructions and agreements with respect to all matters arising in connection with the Letter of Credit or the Letter of Credit Documents with respect thereto. Without limitation upon the rights of any Borrower to request and obtain Loans and Letters of Credit for its benefit, subject to and in accordance with the terms and conditions set forth herein, nothing contained herein shall be deemed or construed to grant any Borrower or Guarantor any right or authority to pledge the credit of Agent or any Lender in any manner. Agent and Lenders shall have no liability of any kind with respect to any Letter of Credit provided by Issuing Bank unless Agent has duly executed and delivered to Issuing Bank the application or a guarantee or indemnification in writing with respect to such Letter of Credit. Borrowers and Guarantors shall be bound by any reasonable interpretation made in good faith by Agent, or an Issuing Bank under or in connection with any Letter of Credit or any documents, drafts or acceptances thereunder, notwithstanding that such interpretation may be inconsistent with any instructions of any Borrower or Guarantor. Except as Agent may otherwise specify, Borrowers and Guarantors shall designate Agent or the Issuing Bank with respect to a Letter of Credit as the consignee on all bills of lading and other negotiable and non-negotiable documents under such Letter of Credit.

(l) Rights of Lenders and Issuing Bank.  Any rights, remedies, duties or obligations granted or undertaken by any Borrower to Issuing Bank in any application for any Letter of Credit, or any other agreement in favor of Issuing Bank relating to any Letter of Credit, shall be deemed to have been granted or undertaken by such Borrower to

Agent. Any duties or obligations undertaken by Agent to Issuing Bank in any application for any Letter of Credit, or any other agreement by Agent in favor of Issuing Bank relating to any Letter of Credit, to the extent set forth in any corresponding application for such Letter of Credit or any other agreement in favor of Issuing Bank relating to such Letter of Credit executed by any Borrower shall be deemed to have been undertaken by Borrowers to Agent and to apply in all respects to Borrowers.

2.4 Requests for Borrowings.

(a) To request a Revolving Loan or Swing Line Loan, the applicable Borrower (or Administrative Borrower on behalf of such Borrower) shall notify Agent of such request by telephone (i) in the case of a Eurodollar Rate Loan, not later than 11:00 a.m., three (3) Business Days before the date of the proposed Eurodollar Rate Loan or (ii) in the case of a Base Rate Loan (including a Swing Line Loan), not later than 1:00 p.m. on the same Business Day as the date of the proposed Base Rate Loan. Each such telephonic request shall be irrevocable and, to the extent required by Agent, shall be confirmed promptly by hand delivery or facsimile (including by email or other electronic communication) to Agent of a written request in a form reasonably satisfactory to Agent and signed by or on behalf of the applicable Borrower or Administrative Borrower on behalf of such Borrower.

(b) Each such telephonic and written request shall be in a form previously approved by Agent and shall specify the following information:

(i) the Borrower requesting such Revolving Loan or Swing Line Loan;

(ii) whether such Loan is a Revolving Loan or Swing Line Loan;

(iii) the aggregate amount of such Revolving Loan or Swing Line Loan;

(iv) the date of such Revolving Loan or Swing Line Loan, which shall be a Business Day;

(v) if such Loan is to be a Revolving Loan, whether such Revolving Loan is to be a Base Rate Loan or a Eurodollar Rate Loan or a combination thereof; and

(vi) the deposit account of the applicable Borrower specified on Schedule 8.21 or any other account with Agent (or one of its Affiliates) that shall be specified in a written notice signed by an officer of such Borrower and delivered to Agent, to which the proceeds of such Loan are to be remitted.

(c) If no election as to whether a Revolving Loan is to be a Base Rate Loan or Eurodollar Rate Loan is specified in the applicable request, then the requested Revolving Loan shall be a Base Rate Loan. Promptly following receipt of a request for a Revolving Loan in accordance with this Section, Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Revolving Loan to be made as part of the request.

(d) All Loans and Letters of Credit under this Agreement shall be conclusively presumed to have been made to, and at the request of and for the benefit of, any Borrower or Guarantor when deposited to the credit of any Borrower or Guarantor or otherwise disbursed or established in accordance with the instructions of any Borrower or Guarantor or in accordance with the terms and conditions of this Agreement.

2.5  Mandatory Prepayments.

(a) In the event that (i) the aggregate amount of the Loans and the Letter of Credit Obligations outstanding at any time exceeds the lesser of: (A) the Borrowing Base or (B) the Maximum Credit, or (ii) the outstanding amount of the Swing Line Loans exceeds the Swing Line Loan Limit, such event shall not limit, waive or otherwise affect any rights of Agent or Lenders in such circumstances or on any future occasions and Borrowers shall, upon demand by Agent at the direction of Co-Collateral Agents, which demand may be made at any time or from time to time, immediately repay to Agent the entire amount of any such excess(es) for which payment is demanded.

(b) At any time that a Dominion Event has occurred and is continuing, promptly (and in any case no later than the fifth (5th) day) following any Permitted Disposition other than a Permitted Disposition referred to in clause (a), (b)(ii), (d), (f), (g), (i), (j), (l) or (n) of the definition of such term (and not consisting of the issuance of an Equity Interest), Borrowers shall, absolutely and unconditionally without notice or demand, if and to the extent that the Net Cash Proceeds from such Permitted Disposition are not required to be applied to the payment of the obligations under the Term Loan Documents as provided in the Intercreditor Agreement, repay the outstanding Obligations in an amount equal to one hundred (100%) percent of the Net Cash Proceeds payable to or for the benefit of such Person in connection with such Permitted Disposition.

(c) At any time that a Dominion Event has occurred and is continuing, promptly (and in any case no later than the fifth (5th) day) following the incurrence of any Indebtedness permitted under Section 10.3(j) hereof, Borrowers shall, absolutely and unconditionally without notice or demand, repay the outstanding Obligations (i) other than in the case of Subordinated Debt, in an amount equal to one hundred (100%) percent of the Net Cash Proceeds payable to or for the benefit of Borrowers and Guarantors in connection with the incurrence of such Indebtedness and (ii) in the case of Subordinated Debt, in an amount equal to fifty (50%) percent of the Net Cash Proceeds payable to or for the benefit of Borrowers and Guarantors in connection with the incurrence of such Indebtedness, in each case, under clause (i) or (ii), if and to the extent that the Net Cash Proceeds from such incurrence of Indebtedness are not required to be applied to the payment of the obligations under the Term Loan Documents as provided in the Intercreditor Agreement.

(d) At any time that a Dominion Event has occurred and is continuing, promptly (and in any case no later than the fifth (5th) day) following the receipt of any amounts as loss payee under any property insurance maintained by Parent and its Subsidiaries, Borrowers shall, absolutely and unconditionally without notice or demand, if and to the extent that the Net Cash Proceeds from such receipt are not required to be applied to the payment of the obligations under the Term Loan Documents as provided in the Intercreditor Agreement, repay the outstanding Obligations in an amount equal to one hundred (100%) percent of the Net Cash Proceeds payable to or for the benefit of such Person in connection therewith.

(e) All payments required to be made pursuant to any subsection of this Section 2.5 shall be in addition to any other payments required to be made pursuant to any other subsection of this Section 2.5.

(f) All amounts received by Agent pursuant to this Section 2.5 shall be applied by Agent to the Obligations, whether or not then due, in accordance with Section 6.4 hereof. There shall be no permanent reduction in the Commitments as a result of any prepayments of the Loans pursuant to this Section 2.5.

2.6  Optional Prepayments.  Borrowers may prepay without penalty or premium the principal of any Revolving Loan or Swing Line Loan, in whole or in part, subject to Section 3.10 hereof; provided, that, any notice of such prepayment shall be revocable at any time prior to such prepayment. All amounts received by Agent pursuant to this Section 2.6 shall be applied by Agent to the Obligations, whether or not then due, in accordance with Section 6.7 hereof; but, for the avoidance of doubt, the Commitments shall not be reduced by any amount of any prepayment of the Loans pursuant to this Section 2.6.

2.7  Increase in Maximum Credit.

(a) Administrative Borrower may, at any time, deliver a written request to Agent to increase the Maximum Credit. Any such written request shall specify the amount of the increase in the Maximum Credit that Borrowers are requesting, provided, that, (i) in no event shall the aggregate amount of any such increase in the Maximum Credit cause the Maximum Credit to exceed $175,000,000, (ii) such request shall be for an increase of not less than $10,000,000, and (iii) in no event shall the Maximum Credit be increased more than four (4) times during the term hereof.

(b) Upon the receipt by Agent of any such written request, Agent shall notify each Lender of such request and each Lender shall have the option (but not the obligation) to increase the amount of its Commitment by an amount up to its Pro Rata Share of the amount of the increase in the Maximum Credit requested by Administrative Borrower as set forth in the notice from Agent to such Lender. Each Lender shall notify Agent within thirty (30) days after the receipt of such notice from Agent whether it is willing to so increase its Commitment, and if so, the amount of such increase; provided, that, (i) the minimum increase in the Commitments of each such Lender providing the additional Commitments shall equal or exceed $2,000,000, and (ii) no Lender shall be obligated to provide such increase in its Commitment and the determination to increase the Commitment of a Lender shall be within the sole and absolute discretion of such Lender. If the aggregate amount of the increases in the Commitments received from the Lenders does not equal or exceed the amount of the increase in the Maximum Credit requested by Administrative Borrower, Agent may, in consultation with Administrative Borrower, seek additional increases from Lenders, or Commitments from such Eligible Transferees or other Persons as are approved by Administrative

Borrower. In the event Lenders (or Lenders and any such Eligible Transferees or other Persons, as the case may be) have committed in writing to provide increases in their Commitments or new Commitments in an aggregate amount in excess of the increase in the Maximum Credit requested by Borrowers or permitted hereunder, Agent shall then have the right to allocate such commitments, first to Lenders and then to Eligible Transferees or such other Persons, in such amounts and manner as Agent may determine, after consultation with Administrative Borrower.

(c) The Maximum Credit shall be increased by the amount of the increase in Commitments from Lenders or new Commitments from Eligible Transferees or other Persons, in each case selected in accordance with Section 2.7(a) above, for which Agent has received Assignment and Acceptances sixty (60) days after the date of the request by Administrative Borrower for the increase or such earlier date as Agent and Administrative Borrower may agree (but subject to the satisfaction of the conditions set forth below), whether or not the aggregate amount of the increase in Commitments and new Commitments, as the case may be, equal or exceed the amount of the increase in the Maximum Credit requested by Administrative Borrower in accordance with the terms hereof, effective on the date that each of the following conditions have been satisfied:

(i) Agent shall have received from each Lender or Eligible Transferee or other Person that is providing an additional Commitment as part of the increase in the Maximum Credit, an Assignment and Acceptance or one or more amendments to this Agreement and as appropriate, the other Financing Agreements and any such amendment may, without the consent of any other Lenders, effect such amendments to any Loan Document as may be necessary or appropriate in the opinion of the Administrative Agent, to effect the provisions of this Section 2.7, duly executed by such Lender or Eligible Transferee or other Person and each Borrower;

(ii) the conditions precedent to the making of Revolving Loans set forth in Section 4.2 shall be satisfied as of the date of the increase in the Maximum Credit, both before and after giving effect to such increase;

(iii) to the extent requested by Agent, Agent shall have received an opinion of counsel to Borrowers in form and substance and from counsel reasonably satisfactory to Agent and Lenders addressing such matters as Agent may reasonably request (including an opinion as to no conflicts with other Indebtedness);

(iv) such increase in the Maximum Credit on the date of the effectiveness thereof shall not violate any applicable law, regulation or order or decree of any court or other Governmental Authority and shall not be enjoined, temporarily, preliminarily or permanently;

(v) there shall have been paid to each Lender and third-party bank or other Person providing an additional Commitment in connection with such increase in the Maximum Credit all fees and expenses due and payable to such Person on or before the effectiveness of such increase; and

(vi) there shall have been paid to Agent, for the account of the Agent and Lenders (in accordance with any agreement among them) all fees and expenses (including reasonable fees and expenses of counsel) due and payable pursuant to any of the Financing Agreements on or before the effectiveness of such increase.

(d) As of the effective date of any such increase in the Maximum Credit, each reference to the term Maximum Credit herein, and in any of the other Financing Agreements shall be deemed amended to mean the amount of the Maximum Credit as increased as specified in the most recent written notice from Agent to Administrative Borrower of the increase in the Maximum Credit.

2.8  Decrease in Maximum Credit.

(a) Administrative Borrower (on behalf of itself and each other Borrower) may, at any time, deliver a written request to Agent to decrease the Maximum Credit. Any such written request shall specify the amount of the decrease in the Maximum Credit that Administrative Borrower is requesting and the effective date of such decrease (which date shall not be less than five (5) nor more than ten (10) Business Days after the date of such request); provided, that, (i) in no event shall the aggregate amount of any such decrease cause the Maximum Credit to be less than $75,000,000, (ii) any such request for a decrease shall be for an amount of not less than $10,000,000, and (iii) in no event shall more than one such written request for a decrease be delivered to Agent in any calendar quarter.

(b) Upon the receipt by Agent of a written request to decrease the Maximum Credit, Agent shall notify each of the Lenders of such request and, subject to the terms of Section 2.8(c) hereof, the Commitment of each Lender shall be decreased on the date requested by Administrative Borrower by an amount equal to such Lender’s Pro Rata Share of the amount of the decrease in the Maximum Credit requested by Administrative Borrower as set forth in the notice from Agent to such Lender.

(c) In the event of a request to decrease the Maximum Credit, the Maximum Credit shall be decreased by the amount requested by Administrative Borrower in accordance with the terms hereof; provided, that, after giving effect to such decrease, the Maximum Credit shall not be less than the aggregate principal amount of the Loans, Special Agent Advances and Letter of Credit Obligations outstanding at such time.

(d) As of the effective date of any such decrease in the Maximum Credit, each reference to the term Maximum Credit and Commitments herein, as applicable, and in any of the other Financing Agreements shall be deemed amended to mean the amount of the Maximum Credit and Commitments specified in the most recent written notice from Agent to Borrower Agent of the decrease in the Maximum Credit and Commitments, as applicable.

2.9  Joint and Several Liability of Borrowers.

(a) Notwithstanding anything in this Agreement or any other Financing Agreements to the contrary, each Borrower, jointly and severally, in consideration of the financial accommodations to be provided by Agent and Lenders under this Agreement and the other Financing Agreements, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the other Borrowers to accept joint and several liability for the Obligations, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations, it being the intention of the parties hereto that all of the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them. Borrowers shall be liable for all amounts due to Agent and Lenders under this Agreement, regardless of which Borrower actually receives the Loans or Letter of Credit Obligations hereunder or the amount of such Revolving Loans received or the manner in which Agent or any Lender accounts for such Loans, Letter of Credit Obligations or other extensions of credit on its books and records. The Obligations of Borrowers with respect to Revolving Loans made to one of them, and the Obligations arising as a result of the joint and several liability of one of the Borrowers hereunder with respect to Revolving Loans made to the other of the Borrowers hereunder, shall be separate and distinct obligations, but all such other Obligations shall be primary obligations of all Borrowers.

(b) If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event, the other Borrowers will make such payment with respect to, or perform, such Obligation.

(c) The obligations of each Borrower under this Section 2.9 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any Borrower. The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of any Borrower or any of the Lenders.

(d) The provisions of this Section 2.9 hereof are made for the benefit of the Lenders and their successors and assigns, and subject to Section 14.4 hereof, may be enforced by them from time to time against any Borrower as often as occasion therefor may arise and without requirement on the part of Agent or any Lender first to marshal any of its claims or to exercise any of its rights against the other Borrowers or to exhaust any remedies available to it against the other Borrowers or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 2.9 shall remain in effect until the Payment in Full of all Obligations. If at any time, any payment, or any part thereof, made in respect of any of the Obligations is rescinded or must otherwise be restored or returned by Agent or any Lender upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 2.9 hereof will forthwith be reinstated and in effect as though such payment had not been made.

(e) Notwithstanding any provision to the contrary contained herein or in any of the other Financing Agreements, to the extent the obligations of a Borrower shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state or federal law relating to fraudulent conveyances or transfers) then the obligations of such Borrower hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal, state or provincial and including, without limitation, the Bankruptcy Code of the United States).

(f) With respect to the Obligations arising as a result of the joint and several liability of Borrowers hereunder with respect to Loans, Letter of Credit Obligations or other extensions of credit made to the other Borrowers hereunder, each Borrower waives, until the Payment in Full of all Obligations, any right to enforce any right of subrogation or any remedy which Agent or any Lender now has or may hereafter have against any Borrower, any endorser or any guarantor of all or any part of the Obligations, and any benefit of, and any right to participate in, any security or collateral given to Agent or any Lender. Any claim which any Borrower may have against any other Borrower with respect to any payments to Agent or Lenders hereunder or under any of the other Financing Agreements are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior Payment in Full of all Obligations. Upon the occurrence of any Event of Default and for so long as the same is continuing, to the maximum extent permitted under applicable law, Agent and Lenders may proceed directly and at once, without notice (to the extent notice is waivable under applicable law), against (i) with respect to Obligations of Borrowers, either or all of them or (ii) with respect to Obligations of any Borrower, to collect and recover the full amount, or any portion of the applicable Obligations, without first proceeding against the other Borrowers or any other Person, or against any security or collateral for the Obligations. Each Borrower consents and agrees that Agent and Lenders shall be under no obligation to marshal any assets in favor of Borrower(s) or against or in payment of any or all of the Obligations. Subject to the foregoing, in the event that a Loan, Letter of Credit Obligation or other extension of credit is made to, or with respect to business of, one Borrower and any other Borrower makes any payments with respect to such Loan, Letter of Credit Obligation or extension of credit, the first Borrower shall promptly reimburse such other Borrower for all payments so made by such other Borrower.

2.10  Commitments.  The aggregate amount of each Lender’s Pro Rata Share of the Revolving Loans, Swing Line Loans and Letter of Credit Obligations shall not exceed the amount of such Lender’s Commitment, as the same may from time to time be amended in accordance with the provisions hereof.

Section 3.  Interest and Fees

3.1  Interest.

(a) Borrowers shall pay to Agent interest on the outstanding principal amount of the Loans at the Interest Rate. Interest shall be payable by Borrowers to Agent in arrears on each Interest Payment Date and shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed, other than for Base Rate Loans which shall be calculated on the basis of three hundred sixty-five (365) or three hundred sixty-six (366) day year, as applicable, and actual days elapsed. The interest rate on non-contingent Obligations (other than Eurodollar Rate Loans) shall increase or decrease by an amount equal to each increase or decrease in the Base Rate effective on the date any change in such Base Rate is effective. All interest accruing hereunder on and after the date of any termination hereof shall be payable on demand.

(b) Each Borrower (or Administrative Borrower on behalf of such Borrower) may from time to time request that Base Rate Loans be converted to Eurodollar Rate Loans or that any existing Eurodollar Rate Loans continue for an additional Interest Period. Such request from a Borrower (or Administrative Borrower on behalf of such Borrower) shall specify the amount of the Eurodollar Rate Loans or the amount of the Base Rate Loans to be converted to Eurodollar Rate Loans or the amount of the Eurodollar Rate Loans to be continued (subject to the limits set forth below) and the Interest Period to be applicable to such Eurodollar Rate Loans (and if it does not specify an Interest Period, the Interest Period shall be deemed to be a one (1) month period). Subject to the terms and conditions contained herein, three (3) Business Days after receipt by Agent of such a request from a Borrower (or Administrative Borrower on behalf of such Borrower) which may be telephonic and followed by a confirmation in writing in the form provided by Agent to Administrative Borrower (and followed by a confirmation in writing if requested by Agent), Base Rate Loans shall be converted to Eurodollar Rate Loans or such Eurodollar Rate Loans shall continue, as the case may be; provided, that, (i) no Default or Event of Default shall exist or have occurred and be continuing, (ii) the Maturity Date is more than one (1) month after the date of the conversions, (iii) no more than seven (7) Interest Periods may be in effect at any one time, and (iv) the aggregate amount of the Eurodollar Rate

Loans must be in an amount not less than $1,000,000 or an integral multiple of $500,000 in excess thereof. Any request by or on behalf of a Borrower for Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans or to continue any existing Eurodollar Rate Loans shall be irrevocable.

(c) Any Eurodollar Rate Loans shall automatically convert to Base Rate Loans upon the last day of the applicable Interest Period, unless Agent has received and approved a request to continue such Eurodollar Rate Loan at least three (3) Business Days prior to such last day in accordance with the terms hereof and Borrowers are entitled to such Eurodollar Rate Loan under the terms hereof. Any Eurodollar Rate Loans shall, at Agent’s option, upon notice by Agent to Borrower (or Administrative Borrower on behalf of such Borrower), be subsequently converted to Base Rate Loans in the event that this Agreement shall terminate. Borrowers shall pay to Agent, upon demand by Agent (or Agent may, at its option, charge any loan account of any Borrower) any amounts required to compensate Agent or Participant for any reasonable loss (excluding loss of anticipated profits), cost or expense incurred by such person, as a result of the conversion of Eurodollar Rate Loans to Base Rate Loans other than the conversion on the last day of any Interest Period with respect thereto.

3.2  Fees.

(a) Borrowers shall pay to Agent, for the account of Lenders, monthly an unused line fee at a rate equal to: (i) until six (6) full calendar months after the date hereof shall have elapsed, one (1.00%) percent (on a per annum basis) calculated upon the amount by which the Maximum Credit exceeds the average daily principal balance of the outstanding Revolving Loans and Letter of Credit Obligations during the immediately preceding month (or part thereof) so long as any Obligations are outstanding and (ii) from and after the date on which six (6) full calendar months after the date hereof shall have elapsed (A) one (1.00%) percent (on a per annum basis) calculated upon the amount by which the Maximum Credit exceeds the average daily principal balance of the outstanding Loans and Letter of Credit Obligations during the immediately preceding month (or part thereof) so long as any Obligations are outstanding and the Commitments hereunder have not been terminated, with respect to each such month as to which the average daily outstanding balance of Loans and Letter of Credit Obligations was less than fifty (50%) percent of the Maximum Credit and (B) three-quarters of one (.75%) percent (on a per annum basis) calculated upon the amount by which the Maximum Credit exceeds the average daily principal balance of the outstanding Loans and Letter of Credit Obligations during the immediately preceding month (or part thereof) so long as any Commitments are outstanding, with respect to each such month as to which the average daily outstanding balance of Loans and Letter of Credit Obligations was equal to or greater than fifty (50%) percent of the Maximum Credit. If the Maximum Credit shall change during the immediately preceding month (or part thereof), an average daily Maximum Credit shall be used for the purposes of calculating such fees for such period. Such fees shall be payable on the first Business Day of each month in arrears, beginning with the first full calendar month that commences following the date hereof (and prorated, if the Closing Date is not the end of a calendar month, for the portion of the immediately preceding month from the Closing Date to the end thereof), and calculated based on a three hundred sixty (360) day year and actual days elapsed.

(b) Borrowers shall pay to Agent, for the benefit of Lenders, quarterly a fee calculated at a rate per annum equal to the Applicable Margin as to Revolving Loans bearing interest using the Eurodollar Rate on the average daily outstanding balance of Letter of Credit Obligations for the immediately preceding calendar quarter (or part thereof), payable in arrears as of the first day of each calendar quarter; provided, that, Borrowers shall, at Agent’s option or at the written direction of the Required Lenders, (i) pay such fees at a rate two (2%) percent greater than such rate on such average daily maximum amount for the period from and after the date of termination hereof until Lenders have received Payment in Full of all Obligations (notwithstanding entry of a judgment against any Borrower or Guarantor) and (ii) upon written notice to Administrative Borrower at any time that an Event of Default shall have occurred and be continuing, pay such fees at a rate two (2%) percent greater than such rate on such average daily maximum amount for the period from and after the date of such notice but only for so long as such Event of Default is continuing. Such letter of credit fees shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed and the obligation of Borrowers to pay such fee shall survive the termination or non-renewal of this Agreement. In addition to the letter of credit fees provided above, Borrowers shall pay to Issuing Bank for its own account (without sharing with Lenders) the letter of credit fronting fee of           (     %) percent per annum payable quarterly in arrears and the other reasonable customary charges from time to time of Issuing Bank with respect to the issuance, amendment, transfer, administration, cancellation and conversion of, and drawings under, such Letters of Credit.

(c) Borrowers shall pay to Agent and           the other reasonable fees and amounts set forth in the Fee Letter in the amounts and at the times specified therein or as has otherwise been agreed by or on behalf of Borrowers. To the extent payment in full of the applicable fee is received by Agent from Borrowers on or about the date hereof, Agent shall pay to each Lender its share of such fees in accordance with the terms of the arrangements of Agent with such Lender.

3.3  Inability to Determine Applicable Interest Rate.  If Agent shall determine in good faith (which determination shall, absent manifest error, be final and conclusive and binding on all parties hereto) that on any date by reason of circumstances affecting the London interbank market adequate and reasonable means do not exist for ascertaining the interest rate applicable to Eurodollar Rate Loans, Agent shall on such date give notice to Administrative Borrower and each Lender of such determination. Upon such date no Loans may be made as, or converted to, Eurodollar Rate Loans until such time as Agent notifies Administrative Borrower and Lenders that the circumstances giving rise to such notice no longer exist and any request for Eurodollar Rate Loans received by Agent shall be deemed to be a request, or a continuation or conversion, for or into Base Rate Loans.

3.4  Illegality.  Notwithstanding anything to the contrary contained herein, if (a) any change in any law or interpretation thereof by any Governmental Authority after the Closing Date makes it unlawful or impractical for a Lender to make or maintain a Eurodollar Rate Loan, then such Lender shall give notice thereof to Agent and Administrative Borrower and may (i) declare that Eurodollar Rate Loans will not thereafter be made by such Lender, such that any request for a Eurodollar Rate Loans from such Lender shall be deemed to be a request for a Base Rate Loan unless such Lender’s declaration has been withdrawn (and it shall be withdrawn promptly upon the cessation of the circumstances described above) and (ii) require that all outstanding Eurodollar Rate Loans made by such Lender be converted to Base Rate Loans immediately, in which event all outstanding Eurodollar Rate Loans of such Lender shall be so converted. This covenant shall survive the termination or non-renewal of this Agreement and the payment of the Obligations.

3.5  Increased Costs.  (a) If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or the Issuing Bank; (ii) subject any Lender or the Issuing Bank to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Eurodollar Rate Loan made by it, or change the basis of taxation of payments to such Lender or the Issuing Bank in respect thereof (except for Non-Excluded Taxes and taxes measured by or imposed upon net income, or franchise taxes, or taxes measured by or imposed upon overall capital or net worth, or branch taxes (in the case of such capital, net worth or branch taxes, imposed in lieu of such net income taxes); or (iii) impose on any Lender or the Issuing Bank or the London interbank market any other condition, cost or expense (in each case, excluding any taxes of any kind whatsoever) affecting this Agreement or Eurodollar Rate Loans made by such Lender or any Letter of Credit or participation therein, and the result of any of the foregoing shall be to increase the cost to such Lender by an amount such Lender deems to be material of making or maintaining any Eurodollar Rate Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank in respect thereof (whether of principal, interest or any other amount) then, upon request of such Lender or the Issuing Bank, Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b) In any such case described in Section 3.5(a), such Borrower may elect to convert the Eurodollar Rate Loans made by such Lender hereunder to Base Rate Loans by giving Agent at least one (1) Business Day’s notice of such election, in which case such Borrower shall promptly pay to such Lender, upon demand, without duplication, amounts theretofore required to be paid to such Lender pursuant to this Section 3.5 and such amounts, if any, as may be required pursuant to Section 3.10. If any Lender becomes entitled to claim any additional amounts pursuant to this subsection, it shall provide prompt notice thereof to Administrative Borrower, through Agent, certifying (i) that one of the events described in this Section 3.5 has occurred and describing in reasonable detail the nature of such event, (ii)as to the increased cost or reduced amount resulting from such event and (iii) as to the additional amount demanded by such Lender and a reasonably detailed explanation of the calculation thereof. Such a certificate as to any additional amounts payable pursuant to this subsection submitted by such Lender, through Agent, to Administrative Borrower shall be conclusive in the absence of manifest error. Borrowers shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

3.6  Capital Requirements.  If any Lender or the Issuing Bank determines that any Change in Law affecting such Lender or the Issuing Bank or any lending office of such Lender or such Lender’s or the Issuing Bank’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law by an amount such Lender deems to be material (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy), then from time to time within ten (10) Business Days after submission by such Lender to the Borrowers (with a copy to Agent) of a written request therefor certifying (a) that one of the events described in this Section 3.6 has occurred and describing in reasonable detail the nature of such event, (b) as to the reduction of the rate of return on capital resulting from such event and (c) as to the additional amount or amounts demanded by such Lender or corporation and a reasonably detailed explanation of the calculation thereof, the applicable Borrower shall pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered. Such a certificate as to any additional amounts payable pursuant to this subsection submitted by such Lender or Issuing Bank, through the Administrative Agent, to the Borrowers shall be conclusive in the absence of manifest error.

3.7  Delay in Requests.  Borrowers and Guarantors shall not be required to compensate Agent, a Lender or the Issuing Bank pursuant to Sections 3.5, 3.6 or 6.8 for any increased costs or other payments incurred or reductions occurring more than one hundred eighty (180) days prior to the date that Agent, such Lender or the Issuing Bank, as the case may be, becomes aware of the event giving rise to Agent’s, such Lender’s or Issuing Bank’s claim for compensation therefor (except that, if the Change in Law giving rise to such claim is retroactive, then the one hundred eighty (180) day period referred to above shall be extended to include the period of retroactive effect thereof).

3.8  Mitigation; Replacement of Lenders.

(a) If any Lender requests compensation under Sections 3.4, 3.5 or 3.6, or Borrowers are required to make any payment to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 6.8, then such Lender shall, if requested by Administrative Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate a different lending office for funding or booking its Loans hereunder, to assign its rights and obligations hereunder to another of its offices, branches or affiliates or to take such other actions as such Lender or Agent determines, if, in the judgment of such Lender, such designation, assignment or other action (i) would eliminate or reduce amounts payable pursuant to such Sections in the future and (ii) would not subject Agent or such Lender to any unreimbursed cost or expense and Agent or such Lender would not suffer any economic, legal or regulatory disadvantage. Nothing in this Section 3.8 shall affect or postpone any of the obligations of Borrowers or the rights of Agent or such Lender pursuant to this Section 3.8. Borrowers hereby agree to pay on demand all reasonable costs and expenses incurred by Agent or any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Sections 3.4, 3.5 or Section 3.6 hereof, or Borrowers are required to make any payment to any Lender or Governmental Authority for the account of any Lender pursuant to Section 6.8, then within sixty (60) days thereafter, Administrative Borrower may, at its sole expense and effort, upon notice to such Lender and Agent, replace such Lender by requiring such Lender to assign and delegate (and such Lender shall be obligated to assign and delegate), without recourse (in accordance with and subject to the restrictions contained in Section 15.7), all of its interests, rights and obligations under this Agreement to an Eligible Transferee that shall assume such obligations; provided, that, (i) Administrative Borrower has received the prior written consent of Agent and Issuing Bank to the extent required under Section 15.7 hereof, (ii) such Lender shall have received payment of an amount equal to the outstanding principal amount of its Loans and participations in Letter of Credit Obligations and Swing Line Loans that it has funded, if any, accrued interest thereon, accrued fees and other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal) and Administrative Borrower (in the case of accrued interest, fees and other amounts, including amounts under Section 3.9), and (iii) such assignment will result in a reduction in such compensation and payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Administrative Borrower to require such assignment and delegation cease to apply.

3.9  Funding Losses.  Borrowers shall pay to each Lender all losses, expenses and liabilities (including any interest paid by such Lender to lenders of funds borrowed by it to make or carry its Eurodollar Rate Loans and any loss, expense or liability sustained by such Lender in connection with the liquidation or redeployment of such) that it sustains (a) by reason of a default by any Borrower in connection with the making of any Eurodollar Rate Loan that does not occur on a date specified therefor in a request for borrowing, or a conversion to, any Eurodollar Rate Loan that does not occur on a date specified therefor in a request for conversion or continuation, (b) if any prepayment or other principal payment of any of its Eurodollar Rate Loans occurs on a date prior to the last day of an Interest Period applicable to such Loan, or (c) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by a Borrower. This covenant shall survive the termination or non-renewal of this Agreement and the payment of the Obligations.

3.10  Maximum Interest.  Notwithstanding anything to the contrary contained in this Agreement or any of the other Financing Agreements, in no event whatsoever shall the aggregate of all amounts that are contracted for, charged or received by Agent or any Lender pursuant to the terms of this Agreement or any of the other Financing Agreements and that are deemed interest under applicable law exceed the Maximum Interest Rate (including, to the extent applicable, the provisions of Section 5197 of the Revised Statutes of the United States of America as amended, 12 U.S.C. Section 85, as amended). In no event shall any Borrower or Guarantor be obligated to pay interest or such amounts as may be deemed interest under applicable law in amounts which exceed the Maximum Interest Rate. In the event any Interest is charged or received in excess of the Maximum Interest Rate (the “Excess”), each Borrower and Guarantor acknowledges and stipulates that any such charge or receipt shall be the result of an accident and bona fide error, and that any Excess received by Agent or any Lender shall be applied, first, to the payment of the then outstanding and unpaid principal hereunder; second to the payment of the other Obligations then outstanding and unpaid; and third, returned to such Borrower or Guarantor. All monies paid to Agent or any Lender hereunder or under any of the other Financing Agreements, whether at maturity or by prepayment, shall be subject to any rebate of unearned interest as and to the extent required by applicable law. For the purpose of determining whether or not any Excess has been contracted for, charged or received by Agent or any Lender, all interest at any time contracted for, charged or received from any Borrower or Guarantor in connection with this Agreement or any of the other Financing Agreements shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread during the entire term of this Agreement in accordance with the amounts outstanding from time to time hereunder and the Maximum Interest Rate from time to time in effect in order to lawfully charge the maximum amount of interest permitted under applicable laws. The provisions of this Section 3.10 shall be deemed to be incorporated into each of the other Financing Agreements (whether or not any provision of this Section is referred to therein).

3.11  No Requirement of Match Funding.  Notwithstanding anything to the contrary contained herein, Agent and Lenders shall not be required to acquire US Dollar deposits in the London interbank market or any other offshore US Dollar market to fund any Eurodollar Rate Loan or to otherwise match fund any Obligations as to which interest accrues based on the Adjusted Eurodollar Rate. All of the provisions of this Section 3 shall be deemed to apply as if Agent, each Lender or any Participant had acquired such deposits to fund any Eurodollar Rate Loan or any other Obligation as to which interest is accruing at the Adjusted Eurodollar Rate by acquiring such US Dollar deposits for each Interest Period in the amount of the Eurodollar Rate Loans or other applicable Obligations.

Section 4.  Conditions Precedent

4.1  Conditions Precedent to Initial Loans and Letters of Credit.  The obligation of Lenders to make the initial Loans and of Issuing Bank to provide for the initial Letters of Credit hereunder is subject to the satisfaction of, or waiver of, immediately prior to or concurrently with the making of such Loan or the issuance of such Letter of Credit of each of the following conditions precedent:

(a) Agent shall have received evidence that:

(i) Borrowers have received not less than $250,000,000 in cash as an equity contribution from the CD&R Investors in exchange for Equity Interests in the form of preferred stock of Parent, on terms and conditions substantially as provided in the Investment Documents or otherwise reasonably acceptable to Agent;

(ii) a portion of the existing Term Loan Debt shall have been repaid, so that after giving effect to all payments in respect of the Term Loan Documents, the outstanding principal balance of the Term Loan Debt thereunder will not exceed $150,000,000 as of the date hereof;

(iii) the Administrative Agent shall receive, substantially concurrently with the satisfaction of the other conditions precedent set forth in this Section 4.1, evidence reasonably satisfactory to it, that the Parent shall have accepted for redemption the tender of Convertible Notes in an aggregate principal amount not less than $171,000,000 and placed sufficient funds in a segregated account to pay the maximum consideration necessary to redeem all of the Convertible Notes not so redeemed pursuant to the terms of the Indenture;

(b) Agent shall have received true, complete and correct copies of the Investment Documents and the transactions provided for therein shall have been consummated, or substantially concurrently with the initial Loans hereunder shall be consummated, substantially in accordance with the Investment Documents and all material conditions precedent to the consummation of such transactions set forth in the Investment Documents shall have been satisfied or waived;

(c) Agent shall have received true, complete and correct copies of the Term Loan Documents (including any amendment or amendment and restatement thereof on or about the date hereof, but excluding any Mortgages executed and delivered after the date hereof), as executed and delivered by the parties thereto, which shall be in form and substance reasonably satisfactory to Agent;

(d) Agent shall have received, in form and substance reasonably satisfactory to Agent, the Intercreditor Agreement, duly authorized, executed and delivered by the Term Loan Agent for itself and on behalf other Term Loan Lenders and acknowledged by each Borrower and Guarantor;

(e) all requisite corporate resolutions or equivalent action by Borrowers and Guarantors in connection with this Agreement and the other Financing Agreements shall be reasonably satisfactory in form and substance to Agent, and Agent shall have received such resolutions or records of equivalent action, certified where requested by Agent or its counsel by appropriate corporate officers of Borrowers and Guarantors and a copy of the certificate of incorporation or formation of each Borrower and Guarantor certified by the applicable Secretary of State (or equivalent Governmental Authority) which shall set forth the same complete corporate name of such Borrower or Guarantor as is set forth herein;

(f) Agent shall have received a certificate of each Borrower and Guarantor, dated the Closing Date, as to the incumbency and signature of the officers of such Borrower or Guarantor executing any of the Financing Agreements, reasonably satisfactory in form and substance to Agent executed by a Responsible Officer and the Secretary or any Assistant Secretary of such Borrower or Guarantor;

(g) No material adverse change shall have occurred in the business, operations or assets of Borrowers or Guarantors since November 2, 2008 and no change or event shall have occurred which would impair in any material respect the ability of any Borrower or Guarantor to perform its payment obligations hereunder or under any of the other Financing Agreements to which it is a party or of Agent to enforce the Obligations or realize upon the Collateral for itself and for the benefit of the Secured Parties;

(h) Agent shall have completed an updated field review of the Records (including, without limitation, current perpetual inventory records and/or roll-forwards of Accounts and Inventory through the date of closing and test counts of the Inventory), the results of which shall be consistent in all material respects with the information received in the prior field examinations conducted by Agent taken as a whole or to the extent not consistent shall be otherwise reasonably satisfactory to Agent, not more than five (5) Business Days prior to the date hereof or such earlier date as Agent may agree;

(i) Agent shall have received all consents, waivers, acknowledgments and other agreements (other than Collateral Access Agreements), in form and substance reasonably satisfactory to Agent, from third persons necessary in order to permit, protect and perfect the Liens of Agent upon the Collateral or to effectuate the provisions or purposes of this Agreement and the other Financing Agreements;

(j) Borrowers and Guarantors shall have used commercially reasonable efforts to obtain Collateral Access Agreements (it being understood that Borrowers shall not be required to incur any expense, provide any security or agree to any adverse term or condition exclusively and directly required in order to obtain such Collateral Access Agreement) and to the extent not delivered prior to the date hereof Borrowers shall continue to use such efforts hereafter to obtain such Collateral Access Agreements for a reasonable period thereafter, and in any event not more than thirty (30) days after the date hereof;

(k) Agent shall have received, in form and substance reasonably satisfactory to Agent, Deposit Account Control Agreements by and among Agent, each Borrower and Guarantor, as the case may be and each bank where such Borrower (or Guarantor) has a deposit account as contemplated by Section 6.6 hereof, in each case, duly authorized, executed and delivered by such bank and Borrower or Guarantor, as the case may be, for each of the deposit accounts of Borrowers and Guarantors, including the Concentration Account and the deposit account(s) used for Qualified Cash, but excluding (i) any deposit accounts where the balance is, and is reasonably anticipated at all times to be, less than $100,000, but only to the extent that the aggregate amount of funds in all such deposit accounts is less than $500,000 and (ii) any deposit account that is specifically and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any Borrower’s or Guarantor’s employees;

(l) Agent shall have received evidence, in form and substance reasonably satisfactory to Agent, that as of the date hereof and after giving effect to the application of proceeds of the initial Revolving Loans, the restructuring of the Term Loan Documents, the repayment of a portion of the Convertible Notes and the establishment of the Convertible Note Account for the remaining balance) and the other Transactions and after provision for payment of all fees and expenses of the Transactions (i) the sum of Excess Availability plus unrestricted cash and Cash Equivalents of Borrowers (other than Qualified Cash) shall be not less than $90,000,000 and (ii) the sum of the aggregate amount of Loans and Letters of Credit requested and made or outstanding as of the Closing Date shall not exceed $20,000,000.

(m) Agent shall have received evidence, in form and substance reasonably satisfactory to Agent, that Agent has valid and perfected first priority security interests in all of the Revolving Loan Priority Collateral and valid, perfected second priority security interests in all of the Term Loan Priority Collateral (to the extent provided herein), except, in each case, as to (i) Excluded Property, (ii) priority, subject to Permitted Liens, to the extent that such liens have priority over the liens of Agent under applicable law or under the terms of a written agreement to which Agent is a party, (iii) any deposit accounts, to the extent that Agent has not required a Deposit Account Control Agreement pursuant to the terms hereof, (iv) Intellectual Property constituting Collateral until the filings identified in Section 8.14 are made and accepted, and (v) all Real Property constituting Collateral, so long as the Mortgages have been executed and delivered and are in the possession of a title insurance company (and are in form acceptable) for recording on terms and conditions acceptable to Agent;

(n) Agent shall have received and reviewed UCC, tax and judgment lien search results for the location of each Borrower and Guarantor (determined in accordance with the Uniform Commercial Code of the applicable jurisdiction and any other applicable law) and all counties and provinces in which property or assets of Borrowers and Guarantors are located, which search results shall not disclose any Liens other than the Permitted Liens;

(o) Agent shall have received, in form and substance reasonably satisfactory to Agent, a title search with respect to all Real Property subject to a Mortgage and a commitment from a title insurance company reasonably satisfactory to Agent for title insurance with respect to the Mortgages; [Note: To the extent not satisfied at closing, will be part of a post-closing letter]

(p) Agent shall have received a borrowing request, if applicable, and a Borrowing Base Certificate setting forth the Loans and Letters of Credit available to Borrowers as of the last day of [the most recent month ended prior to the date hereof]4 as completed in a manner reasonably satisfactory to Agent and duly authorized, executed and delivered on behalf of Borrowers;

(q) Agent shall have received any updates or modifications to the projected financial statements of Borrowers and Guarantors previously received by Agent as of          , 2009, in each case, containing information that is reasonably satisfactory to Agent and in a form consistent with the information received by Agent and Lenders prior to the date hereof, and otherwise reasonably satisfactory to Agent5;

(r) Agent shall have received evidence of insurance and loss payee endorsements required hereunder and under the other Financing Agreements, in form and substance reasonably satisfactory to Agent, and certificates of insurance policies and/or endorsements naming Agent as loss payee;

(s) Agent shall have received, each in form and substance reasonably satisfactory to Agent, the following opinion letters of counsel(s) to Borrowers and Guarantors:

(i) the executed legal opinion of Debevoise & Plimpton LLP, special New York counsel to CD&R;

(ii) the executed legal opinion of Richards, Layton & Finger, P.A., special Delaware counsel to NCI Systems, Inc. and Robertson-Ceco II Corporation; and

(iii) the executed legal opinion of Holland & Hart LLP, special Nevada counsel to NCI Group, Inc.;

(t) Agents and Lenders shall have received all fees and expenses reasonably required to be paid or delivered by Borrowers to them in respect of the Transaction on or prior to the Closing Date, including the fees referred to in Section 3.2; and

(u) Agent shall have received the other Financing Agreements to be executed and delivered on the Closing Date as duly executed and delivered by the parties thereto to Agent.

Without limiting the generality of the provisions of Section 14.3 for purposes of determining compliance with the conditions specified in this Section 4.1, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Agent shall have received notice from such Lender prior to the date hereof specifying its objection thereto.

The making of the initial Loans by Lenders hereunder shall conclusively be deemed to constitute an acknowledgment by Agent and each Lender that each of the conditions precedent set forth in this Section 4.1 shall have been satisfied in accordance with its respective terms or shall have been irrevocably waived by such Person.

4.2  Conditions Precedent to All Loans and Letters of Credit.  The obligation of Lenders to make the Loans, including the initial Loans, or of Issuing Bank to issue any Letter of Credit, including the initial Letters of Credit, is subject to the further satisfaction of, or waiver of, immediately prior to or concurrently with the making of each such Loan or the issuance of such Letter of Credit of each of the following conditions precedent:

(a) each of the representations and warranties of Borrowers and Guarantors contained herein and in the other Financing Agreements shall be true and correct in all material respects, in each case with the same effect

4 Date will depend upon funding date and which month would have been required under Section 7.1 hereof.
5 Will only apply if projections have been updated or modified.

as though such representations and warranties had been made on and as of the date of the making of each such Loan or providing each such Letter of Credit and after giving effect thereto, except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties shall have been true and correct to the extent required hereunder or under the other Financing Agreements on and as of such earlier date);

(b) no law, regulation, order, judgment or decree of any Governmental Authority shall exist, and no action, suit, investigation, litigation or proceeding shall be pending or to the best of the knowledge of any Responsible Officer of any Borrower or Guarantor, threatened in any court or before any arbitrator or Governmental Authority, which purports to enjoin, prohibit, restrain or otherwise affect the making of the Loans or providing the Letters of Credit;

(c) no Default or Event of Default shall exist or have occurred and be continuing on and as of the date of the making of such Loan or providing each such Letter of Credit and after giving effect thereto;

(d) if, after giving effect to such Loan or the issuance of such Letter of Credit, Excess Availability would be less than $15,000,000, then the Consolidated Fixed Charge Coverage Ratio of Parent and its Subsidiaries (on a consolidated basis) determined as of the end of the fiscal month most recently ended for which Agent has received financial statements shall be not less than 1.0 to 1.0 for the period of the immediately preceding twelve (12) consecutive fiscal months prior to such fiscal month end;

(e) each Borrower is Solvent as of the making of such Loan or issuance of such Letter of Credit and after giving effect thereto; and

(f) with respect to any Loan, Agent shall have received a request for such Loan as required by Section 2.4 (or such request shall have been deemed given in accordance with Section 2.3) and with respect to the issuance of any Letter of Credit, each of Agent and Issuing Bank shall have received the request and other documents required under Section 2.3.

Each borrowing of Loans by and each Letter of Credit issued on behalf of any Borrower hereunder shall constitute a representation and warranty by Borrowers and Guarantors as of the date of such borrowing or such issuance that the conditions contained in this Section 4.2 have been satisfied (including, to the extent provided herein, with respect to the initial Loans hereunder).

Section 5.  Grant and Perfection of Security Interest

5.1  Grant of Security Interest.  To secure payment and performance when due of all of its Obligations, each Borrower and Guarantor hereby grants to Agent, for itself and the benefit of the other Secured Parties, a continuing security interest in and Lien upon, the following items and types of personal property of each Borrower and Guarantor, whether now owned or hereafter acquired or existing, and wherever located (together with all other collateral security for the Obligations at any time granted to or held or acquired by Agent or any Lender including, but not limited to, the Mortgage Fee Properties, collectively, the “Collateral”), including all of each Borrower’s and Guarantor’s right, title and interest in and to the following6:

(a) all Accounts;

(b) all general intangibles, including, without limitation, (i) all Intellectual Property7 and (ii) goodwill associated with the Intellectual Property consisting of trademarks;

(c) all goods, including, without limitation, Inventory and Equipment;

(d) all fixtures;

(e) all chattel paper, including, without limitation, all tangible and electronic chattel paper;

(f) all instruments, including, without limitation, all promissory notes;

6 D&P to suggest approach to refer to Article 9 collateral.
7 Note other places where licenses and pre-existing rights are addressed.

(g) all documents;

(h) all deposit accounts;

(i) all letters of credit, banker’s acceptances and similar instruments and including all letter-of-credit rights;

(j) all Receivables and all supporting obligations and all present and future liens, security interests, rights, remedies, title and interest in, to and in respect of Receivables and other Collateral, including (i) rights and remedies under or relating to guaranties, contracts of suretyship, letters of credit and credit and other insurance related to the Collateral, (ii) rights of stoppage in transit, replevin, repossession, reclamation and other rights and remedies of an unpaid vendor, lienor or secured party, (iii) goods described in invoices, documents, contracts or instruments with respect to, or otherwise representing or evidencing, Receivables or other Collateral, including returned, repossessed and reclaimed goods, and (iv) deposits by and property of account debtors or other persons securing the obligations of account debtors;

(k) all (i) investment property (including securities, whether certificated or uncertificated, securities accounts, security entitlements, commodity contracts or commodity accounts) and (ii) monies, credit balances, deposits and other property of any Borrower or Guarantor now or hereafter held or received by or in transit to Agent, any Lender or its Affiliates or at any other depository or other institution from or for the account of any Borrower or Guarantor, whether for safekeeping, pledge, custody, transmission, collection or otherwise;

(l) all commercial tort claims, including, without limitation, those identified on Schedule 5.1 hereto;

(m) all Records; and

(n) all products and proceeds of the foregoing, in any form, including insurance proceeds and all claims against third parties for loss or damage to or destruction of or other involuntary conversion of any kind or nature of any or all of the other Collateral.

5.2  Perfection of Security Interests.

(a) Each Borrower and Guarantor irrevocably and unconditionally authorizes Agent (or its agent) to file (for itself and the benefit of the Secured Parties) at any time and from time to time such financing statements with respect to the Collateral of such Borrower or Guarantor naming Agent or its designee as the secured party and such Borrower or Guarantor as debtor, as Agent may reasonably require to evidence the security interest granted to the Agent under the Financing Agreements to the extent provided therein, and including any other information with respect to such Borrower or Guarantor or otherwise required by part 5 of Article 9 of the Uniform Commercial Code of such jurisdiction as Agent may reasonably determine, together with any amendment and continuations with respect thereto, which authorization shall apply to all financing statements filed on, prior to or after the date hereof. Each Borrower and Guarantor hereby ratifies and approves all financing statements naming Agent or its designee as secured party and such Borrower or Guarantor, as the case may be, as debtor with respect to the Collateral of such Borrower or Guarantor (and any amendments with respect to such financing statements) filed by or on behalf of Agent prior to the date hereof and ratifies and confirms the authorization of Agent to file such financing statements (and amendments, if any). Each Borrower and Guarantor hereby authorizes Agent to adopt on behalf of such Borrower and Guarantor any symbol required for authenticating any electronic filing. In the event that the description of the collateral in any financing statement naming Agent or its designee as the secured party and any Borrower or Guarantor as debtor includes assets and properties of such Borrower or Guarantor that do not at any time constitute Collateral, whether hereunder, under any of the other Financing Agreements or otherwise, the filing of such financing statement shall nonetheless be deemed authorized by such Borrower or Guarantor to the extent of the Collateral included in such description and it shall not render the financing statement ineffective as to any of the Collateral or otherwise affect the financing statement as it applies to any of the Collateral. In no event shall any Borrower or Guarantor at any time file, or permit or cause to be filed, any correction statement or termination statement with respect to any financing statement (or amendment or continuation with respect thereto) naming Agent or its designee as secured party and such Borrower or Guarantor as debtor, without the prior written consent of Agent, except with respect to any release of any Lien in assets or properties that do not constitute Collateral.

(b) Each Borrower and Guarantor does not have any chattel paper (whether tangible or electronic) or instruments as of the date hereof, except as set forth in Schedule 5.1 hereto. Each Borrower or Guarantor shall (except as provided in the following sentences) be entitled to retain possession of all Collateral of such Borrower or Guarantor evidenced by any instrument or tangible chattel paper, and shall hold all such Collateral in trust for Agent, for the benefit of the Secured Parties. In the event that any Borrower or Guarantor shall receive any chattel paper or instrument having a face or principal amount in excess of $      in any one case or $      in the aggregate after the date hereof, Borrowers and Guarantors shall promptly notify Agent thereof in writing. Such Borrower or Guarantor shall deliver, or cause to be delivered, to Agent (or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof), all tangible chattel paper and instruments that such Borrower or Guarantor has or may at any time acquire (i) having a face or principal amount in excess of $      in any one case or $      in the aggregate, promptly upon the receipt thereof by or on behalf of any Borrower or Guarantor (including by any agent or representative), except as Agent may otherwise agree and (ii) promptly upon request by Agent, in accordance with the Intercreditor Agreement, if an Event of Default has occurred and is continuing, in each case accompanied by such instruments of transfer or assignment duly executed in blank as Agent may from time to time reasonably specify, subject to the terms of the Intercreditor Agreement. At Agent’s option, and subject to the terms of the Intercreditor Agreement, each Borrower and Guarantor shall, or Agent may at any time on behalf of any Borrower or Guarantor, cause the original of any such instrument or chattel paper to be conspicuously marked in a form and manner reasonably acceptable to Agent with the following legend referring to chattel paper or instruments as applicable: “This [chattel paper][instrument] is subject to the security interest of           as Agent and any sale, transfer, assignment or encumbrance of this [chattel paper][instrument] violates the rights of such secured party.”

(c) In the event that any Borrower or Guarantor shall at any time hold or acquire an interest in any electronic chattel paper or any “transferable record” (as such term is defined in Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or in Section 16 of the Uniform Electronic Transactions Act as in effect in any relevant jurisdiction) having a face or principal amount in excess of $      in any one case or $      in the aggregate, such Borrower or Guarantor shall promptly notify Agent thereof in writing. Promptly upon Agent’s request, and subject to the terms of the Intercreditor Agreement, such Borrower or Guarantor shall take, or cause to be taken, such actions as Agent may reasonably request to give Agent control of (i) electronic chattel paper and transferable records in excess of           in any one case or           in the aggregate and (ii) all electronic chattel paper and transferable records, if an Event of Default shall have occurred and be continuing, in each case under Section 9-105 of the UCC and under Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or, as the case may be, Section 16 of the Uniform Electronic Transactions Act, as in effect in such jurisdiction.

(d) Borrowers and Guarantors shall not, directly or indirectly, after the date hereof open, establish or maintain any deposit account unless each of the following conditions is satisfied: (i) Agent shall have received notice of the opening or establishment of such deposit account as required pursuant to Section 7.1(a)(ii); provided, that, at any time a Dominion Event exists, Agent shall have received not less than five (5) Business Days prior written notice of the intention of any Borrower or Guarantor to open or establish such account (except that no notice shall be required, regardless of whether any Dominion Event exists, with respect to any deposit account where the daily balance is expected to be at no time greater than $100,000 in such deposit account, but only to the extent that the aggregate daily balance of funds in all such new deposit accounts not previously notified to Agent is not greater than $500,000 or, for a period not to exceed three (3) Business Days, such aggregate daily balance of funds is greater than $500,000 but less than or equal to $2,500,000 as a result of inadvertent deposits made to such accounts in error or in order to facilitate the issuance of payroll checks in exigent circumstances or in order to facilitate the issuance of payroll checks in exigent circumstances), which notice shall specify in reasonable detail the name of the account, the owner of the account, the name and address of the bank at which such account is to be opened or established, the individual at such bank with whom such Borrower or Guarantor is dealing and the purpose of the account, (ii) the bank where such account is opened or maintained shall be reasonably acceptable to Agent, and (iii) on or before the opening of such deposit account, Agent shall have received a Deposit Account Control Agreement with respect to such deposit account duly authorized, executed and delivered by such Borrower or Guarantor and the bank at which such deposit account is opened and maintained; except, that, Borrowers and Guarantors shall not be required to deliver such Deposit Account Control Agreements with respect to (A) any deposit accounts where the balance is, and shall at all times be, less than $100,000, unless Agent shall request such Deposit Account Control Agreement at any time a Dominion Event exists and only to the extent that the aggregate amount of funds in all such deposit accounts is less than $500,000 or, for a period not to exceed three (3) Business Days, is less than or equal to $2,500,000 as a result of inadvertent deposits made to such accounts in error or in order to facilitate the issuance of payroll checks in exigent circumstances) and (B) any deposit account that is specifically and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any Borrower’s or Guarantor’s employees.

(e) No Borrower or Guarantor owns or holds, directly or indirectly, beneficially or as record owner or both, any investment property, as of the date hereof, or have any investment account, securities account, commodity account or other similar account with any bank or other financial institution or other securities intermediary or commodity intermediary as of the date hereof, in each case except as set forth in Schedule 5.1.

(i) In the event that any Borrower or Guarantor shall be entitled to or shall at any time after the date hereof hold or acquire any certificated securities representing the Equity Interests that are part of the Collateral, such Borrower or Guarantor shall promptly endorse, assign and deliver the same to Agent (or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof), accompanied by such instruments of transfer or assignment duly executed in blank as Agent may from time to time reasonably specify. If any securities representing Equity Interests that are part of the Collateral, now or hereafter acquired by any Borrower or Guarantor are uncertificated and are issued to such Borrower or Guarantor or its nominee directly by the issuer thereof, such Borrower or Guarantor shall immediately notify Agent thereof and shall use commercially reasonable efforts as Agent may reasonably specify subject to the Intercreditor Agreement, either (A) to cause the issuer to agree to comply with instructions from Agent as to such securities, without further consent of any Borrower or Guarantor or such nominee, or (B) to arrange for Agent to become the registered owner of the securities;

(ii) Borrowers and Guarantors shall not, directly or indirectly, after the date hereof open, establish or maintain any investment account, securities account, commodity account or any other similar account (other than a deposit account in accordance with Section 6.6 hereof) with any securities intermediary or commodity intermediary unless each of the following conditions is satisfied: (A) Agent shall have received not less than five (5) Business Days prior written notice of the intention of such Borrower or Guarantor to open or establish such account which notice shall specify in reasonable detail the name of the account, the owner of the account, the name and address of the securities intermediary or commodity intermediary at which such account is to be opened or established, the individual at such intermediary with whom such Borrower or Guarantor is dealing and the purpose of the account, (B) the securities intermediary or commodity intermediary (as the case may be) where such account is opened or maintained shall be reasonably acceptable to Agent, and (C) on or before the opening of such investment account, securities account or other similar account with a securities intermediary or commodity intermediary, such Borrower or Guarantor shall as Agent may reasonably specify, subject to the terms of the Intercreditor Agreement, either (1) execute and deliver, and cause to be executed and delivered to Agent (or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof), an Investment Property Control Agreement with respect thereto duly authorized, executed and delivered by such Borrower or Guarantor and such securities intermediary or commodity intermediary or (2) arrange for Agent to become the entitlement holder with respect to such investment property on terms and conditions reasonably acceptable to Agent.

(f) Borrowers and Guarantors are not the beneficiary or otherwise entitled to any Letter-of-Credit Rights with respect to any letter of credit, banker’s acceptance or similar instrument as of the date hereof, except as set forth in Schedule 5.1. In the event that any Borrower or Guarantor shall be entitled to, or shall receive, any letter-of-credit rights under any letter of credit, banker’s acceptance or any similar instrument, as beneficiary thereof, having a face value in excess of $1,000,000 in any one case or $2,500,000 in the aggregate for all letters of credit payable in respect of accounts due from account debtors located in the United States or $4,000,000 in the aggregate for all letters of credit payable in respect of accounts due from account debtors located outside the United States (not to exceed $5,000,000 in the aggregate for all such rights irrespective of the location of the applicable account debtors) after the date hereof, such Borrower or Guarantor shall promptly notify Agent thereof in writing. Such Borrower or Guarantor shall immediately, as Agent may reasonably specify subject to the terms of the Intercreditor Agreement, use its commercially reasonable efforts to either (i) deliver, or cause to be delivered to Agent (or the Term Loan

Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof), with respect to any such letter of credit, banker’s acceptance or similar instrument having a face value in excess of $1,000,000 in any one case or $2,500,000 in the aggregate for all letters of credit payable in respect of accounts due from account debtors located in the United States or $4,000,000 in the aggregate for all letters of credit payable in respect of accounts due from account debtors located outside the United States (not to exceed $5,000,000 in the aggregate for all such rights irrespective of the location of the applicable account debtors), the written agreement of Issuing Bank and any other nominated person obligated to make any payment in respect thereof (including any confirming or negotiating bank), in form and substance reasonably satisfactory to Agent, consenting to the assignment of the proceeds of the letter of credit to Agent by such Borrower or Guarantor and agreeing to make all payments thereon directly to Agent or as Agent may otherwise direct or (ii) cause Agent to become, at Borrowers’ expense, the transferee beneficiary of the letter of credit, banker’s acceptance or similar instrument (as the case may be).

(g) Borrowers and Guarantors do not have any commercial tort claims as of the date hereof, except as set forth in Schedule 5.1. In the event that any Borrower or Guarantor shall at any time after the date hereof have any Commercial Tort Claims, such Borrower or Guarantor shall promptly notify Agent thereof in writing, which notice shall (i) set forth in reasonable detail the basis for and nature of such Commercial Tort Claim and (ii) include the express grant by such Borrower or Guarantor to Agent of a security interest in such Commercial Tort Claim (and the proceeds thereof). In the event that such notice does not include such grant of a security interest, the sending thereof by such Borrower or Guarantor to Agent shall be deemed to constitute such grant to Agent. Upon the sending of such notice, any Commercial Tort Claim described therein shall constitute part of the Collateral and shall be deemed included therein. Without limiting the authorization of Agent provided in Section 5.2(a) hereof or otherwise arising by the execution by such Borrower or Guarantor of this Agreement or any of the other Financing Agreements, Agent is hereby irrevocably authorized from time to time and at any time to file such financing statements naming Agent or its designee as secured party and such Borrower or Guarantor as debtor, or any amendments to any financing statements, covering any such Commercial Tort Claim as Collateral. In addition, each Borrower and Guarantor shall promptly upon Agent’s request, execute and deliver, or cause to be executed and delivered, to Agent (or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof) such other agreements, documents and instruments as Agent may reasonably require in connection with such Commercial Tort Claim.

(h) Borrowers and Guarantors do not have any Inventory or documents of title relating to Inventory in the custody, control or possession of a third party as of the date hereof, except as set forth in Schedule 5.1 and except for Inventory or documents of title relating to Inventory in transit in the ordinary course of business of such Borrower or Guarantor and in the possession of the carrier transporting such Inventory and except for Inventory or documents of title relating to Inventory having a value not exceeding $3,000,000 in the aggregate. In the event that any Inventory or documents of title relating to Inventory owned by any Borrower or Guarantor is at any time after the date hereof in the custody, control or possession of any other person except as provided in the foregoing sentence, such Borrower or Guarantor (or Administrative Borrower on its behalf) shall promptly notify Agent thereof in writing. Promptly upon Agent’s request, Borrowers and Guarantors shall use commercially reasonable efforts to deliver to Agent (or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof) a Collateral Access Agreement duly authorized, executed and delivered by such person and the Borrower or Guarantor that is the owner of such Inventory or documents of title (it being understood that Borrowers shall not be required to incur any expense, provide any security or agree to any adverse term or condition required in order to obtain such Collateral Access Agreement).

(i) Borrowers and Guarantors shall use reasonable efforts to take any other actions reasonably requested by Agent from time to time to cause the attachment and perfection of, in each case, to the extent provided herein or in any other Financing Agreement, and the ability of Agent to enforce, the security interest of Agent in any and all of the Collateral of such Borrower or Guarantor, to the extent reasonably required by Agent, including, without limitation, (i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the UCC or other applicable U.S. law, to the extent, if any, that such Borrower’s or Guarantor’s signature thereon is required therefor, and (ii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of Agent to enforce, the security interest of Agent in such Collateral, in each case, to the extent provided herein or in any other Financing Agreement.

5.3  Special Provisions Relating to Collateral.  Notwithstanding anything to the contrary contained in this Section 5, the types or items of Collateral described in or covered by Sections 5.1 or 5.2 hereof and the term “Collateral” shall not include any rights or interest in any Excluded Property or Excluded Real Properties.

5.4  Intercreditor Relations.  Notwithstanding anything herein to the contrary, it is the understanding of the parties that the Liens granted pursuant to Section 5 herein with respect to all Term Loan Priority Collateral shall, prior to the payment in full of the obligations under the Term Loan Documents in accordance with the Intercreditor Agreement, be subject and subordinate to (a) the Liens granted to the Term Loan Agent for the benefit of the holders of the Term Loan Debt to secure the obligations pursuant to the relevant Term Loan Documents and (b) the Liens granted to any Additional Agent for the benefit of the holders of any Additional Indebtedness (as defined in the Intercreditor Agreement) to secure the obligations pursuant to the relevant Additional Documents (as defined in the Intercreditor Agreement. The Liens granted pursuant to Section 5 herein with respect to all Revolving Loan Priority Collateral shall, prior to the Payment in Full of all Obligations and in accordance with the Intercreditor Agreement, be senior and prior to (i) the Liens granted to the Term Loan Agent for the benefit of the holders of the Term Loan Debt to secure the obligations pursuant to the relevant Term Loan Documents and (ii) the Liens granted to any Additional Agent for the benefit of the holders of any Additional Indebtedness to secure the obligations pursuant to the relevant Additional Documents. Each Secured Party acknowledges and agrees that the relative priority of such Liens granted to Agent and any Additional Agent and the Term Loan Agent may be determined solely pursuant to the Intercreditor Agreement, and not by priority as a matter of law or otherwise. Notwithstanding anything herein to the contrary, the Liens granted to Agent pursuant to this Agreement and the exercise of any right or remedy by Agent or any other Secured Party hereunder are subject to the provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control. Notwithstanding any other provision hereof, prior to the payment in full of the obligations under the Term Loan Documents and the obligations under any Additional Documents in accordance with the Intercreditor Agreement, any obligation hereunder to physically deliver to Agent any Collateral shall be satisfied by causing such Collateral to be physically delivered to Agent or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement, as applicable, acting as agent of Agent, to be held in accordance with the Intercreditor Agreement.

Section 6.  Collection and Administration

6.1  Borrowers’ Loan Accounts.  Agent shall maintain one or more loan account(s) on its books in which shall be recorded (a) all Loans, Letters of Credit and other Obligations and the Collateral, (b) all payments made by or on behalf of any Borrower or Guarantor and (c) all other appropriate debits and credits as provided in this Agreement, including fees, charges, costs, expenses and interest. All entries in the loan account(s) shall be made in accordance with Agent’s customary practices as in effect from time to time.

6.2  Statements.  Agent shall render to Administrative Borrower each month a statement setting forth the balance in the Borrowers’ loan account(s) maintained by Agent for Borrowers pursuant to the provisions of this Agreement, including principal, interest, fees, costs and expenses. Each such statement shall be subject to subsequent adjustment by Agent but shall, absent manifest errors or omissions, be considered correct and deemed accepted by Borrowers and Guarantors and conclusively binding upon Borrowers and Guarantors as an account stated except to the extent that Agent receives a written notice from Administrative Borrower of any specific exceptions of Administrative Borrower thereto within thirty (30) days after the date such statement has been received by Administrative Borrower. Until such time as Agent shall have rendered to Administrative Borrower a written statement as provided above, the balance in any Borrower’s loan account(s) as shown on Agent’s books maintained in accordance with Section 6.1 hereof shall be prima facie evidence of the amounts due and owing to Agent and Lenders by Borrowers and Guarantors, absent manifest error.

6.3  Lenders’ Evidence of Debt.  Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Obligations of each Borrower to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder. Any such records shall be presumptively correct, absent manifest error; provided, that, the failure to make any entry or any error in such records, shall not affect any Lender’s Commitments hereunder or the Obligations in respect of any applicable Loans and in the event of any inconsistency between the Register and any Lender’s records, the Register shall govern.

6.4  Register.

(a) Agent (or its agent or sub-agent appointed by it) shall maintain a register (the “Register”) as an agent of Borrowers for the recordation of the names and addresses of Lenders and the Commitments of, and principal amount of the Loans (the “Registered Loans”) and Letter of Credit Obligations owing to each Lender from time to time. The Register, as in effect at the close of business on the preceding Business Day, shall be available for inspection by Administrative Borrower or any Lender (with respect to a Lender, solely with respect to the Obligations owing to such Lender) at a reasonable time and from time to time upon reasonable prior notice. Agent shall record, or cause to be recorded, in the Register, the Commitments and the Loans in accordance with the provisions of Section 15.7 and Agent shall also maintain a copy of each Assignment and Acceptance delivered to and accepted by it and shall modify the Register to give effect to each Assignment and Acceptance, and any such recording shall be presumptively correct, absent manifest error; provided, that, the failure to make any entry or any error in such records, shall not affect any Lender’s Commitments or Obligations in respect of any Loan. Borrowers, Guarantors, Agent and Lenders shall treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. Borrowers hereby designate and authorize Agent, and Agent agrees, to maintain, or cause to be maintained as agent for Borrowers’ solely for purposes of maintaining the Register as provided in this Section 6.4(a).

(b) Each Lender that grants a participation shall maintain a register as a non-fiduciary agent of Borrowers on which it enters the name and address of each Participant and the principal and interest amount of each Participant’s interest in the Loans and Letters of Credit held by it (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

6.5  Notes.  Each Lender may at any time request that the Loans made by it be evidenced by a promissory note. In such event, Borrowers shall execute and deliver to such Lender a promissory note substantially in the form of Exhibit           (with appropriate insertions as to payee, date and principal amount) payable to such Lender. Thereafter, the Loans evidenced by such promissory note and interest thereon, unless surrendered by the holder thereof, shall at all times (including after assignment pursuant to Section 15.7) be represented by one or more promissory notes in such form payable to the payee named therein.

6.6  Cash Management; Collection of Proceeds of Collateral.

(a) Each Borrower and Guarantor shall establish and maintain, at its expense, deposit accounts and cash management services of a type and on terms, and with the banks, set forth on Schedule 8.21 hereto and, subject to Section 5.2(d) hereof, such other banks as such Borrower or Guarantor may hereafter select. In addition to the Concentration Account, as of the date hereof Schedule 8.21 hereto identifies each of the deposit accounts at such banks that are used for receiving receipts from particular locations of a Borrower or otherwise describes the nature of the use of such deposit account by such Borrower or Guarantor8 (collectively, the “Cash Management Accounts” and individually a “Cash Management Account”; provided, that, the term “Cash Management Account” as used herein shall not include the deposit accounts described in clauses (i) and (ii) of this Section 6.6(a)). Borrowers and Guarantors shall deliver, or cause to be delivered to Agent (or the Term Loan Agent or any Additional Agent or such other agent as may be provided for under the Intercreditor Agreement and subject to the terms thereof), a Deposit Account Control Agreement duly authorized, executed and delivered by each bank where a Cash Management Account or Concentration Account is maintained and by the applicable Borrower or Guarantor; except that Borrowers and Guarantors shall not be required to deliver such Deposit Account Control Agreements with respect to (i) any deposit accounts where the balance is, and shall at all times be, less than $100,000 (other than with respect to the deposit of amounts not to exceed $2,500,000 in the aggregate for a period not to exceed three (3) Business

8 Schedules should disclose all accounts, so Lenders know where and what they are.

Days as a result of inadvertent deposits made to such accounts in error or in order to facilitate the issuance of payroll checks in exigent circumstances); provided, that, (A) the aggregate amount of funds in all such accounts is less than $500,000 (other than with respect to the deposit of amounts not to exceed $2,500,000 in the aggregate for a period not to exceed three (3) Business Days as a result of inadvertent deposits made to such accounts in error or in order to facilitate the issuance of payroll checks in exigent circumstances) and/or (B) no Event of Default exists and is continuing, and then only to the extent such Deposit Account Control Agreement is requested by Agent in its Permitted Discretion and (ii) any deposit account that is specifically and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any Borrower’s or Guarantor’s employees.

(b) Each Borrower shall, subject to the terms of the Intercreditor Agreement, deposit or cause to be deposited all proceeds of Collateral, including all proceeds from sales of Inventory from each location of such Borrower on each Business Day into the Cash Management Account of such Borrower used for such purpose. All such funds deposited into the Cash Management Accounts shall be sent by wire transfer or other electronic funds transfer no less frequently than twice each week (or more frequently upon Agent’s request at any time that a Dominion Event exists) to the Concentration Accounts, except nominal amounts which are required to be maintained in such Cash Management Accounts under the terms of such Borrower’s arrangements with the bank at which such Cash Management Accounts are maintained, which nominal amounts shall not exceed $      as to any individual Cash Management Account at any time.9

(c) Without limiting any other rights or remedies of Agent or Lenders, but subject to the terms of the Intercreditor Agreement, Agent may, at its option, or shall at the request of the Required Lenders, instruct the depository banks at which the Concentration Accounts are maintained to transfer all available funds received or deposited into the Concentration Accounts to the Agent Payment Account at any time that a Dominion Event exists (in each case after giving effect to the application of any such amounts otherwise required to be applied pursuant to Sections 2.5(b), (c), (d), (e) or (g)). Upon the termination of a Dominion Event to the extent provided in the definition of such term, Agent shall, at the written request of Administrative Borrower, promptly instruct the depository banks at which the Concentration Accounts are maintained to resume the transfer of funds in the Concentration Accounts to the disbursement accounts of Borrowers used for such purpose, to the extent that such banks had previously been instructed to transfer such funds to the Agent Payment Account. So long as no Dominion Event has occurred and is continuing, each Borrower and Guarantor may direct and shall have sole control over, the manner of the disposition of funds in each Concentration Account.

(d) For purposes of calculating the amount of the Loans available to each Borrower, such payments will be applied (conditional upon final collection) to the Obligations on the Business Day of receipt by Agent of immediately available funds in the Agent Payment Account; provided such payments are received prior to 2:00 p.m. Eastern Standard Time on such day, and if not, then on the next Business Day.

(e) Each Borrower and Guarantor shall, acting as trustee for Agent and subject to the terms of the Intercreditor Agreement, promptly upon receipt of any monies, checks, notes, drafts or any other payment relating to and/or proceeds of Accounts or other Collateral which come into their possession or under their control and promptly upon receipt thereof, shall deposit or cause the same to be deposited in Cash Management Accounts or Concentration Accounts, or remit the same or cause the same to be remitted, in kind, to Agent. In no event shall the same be commingled with any Borrower’s or Guarantor’s own funds other than the commingling of amounts not to exceed $2,500,000 in the aggregate for not more than three (3) Business Days as a result of inadvertent deposits made to other accounts in error or in order to facilitate the issuance of payroll checks in exigent circumstances. Borrowers agree to reimburse Agent on demand for any documented amounts owed or paid to any bank or other financial institution at which a Concentration Account or Cash Management Account or any other deposit account or investment account is established or any other bank, financial institution or other person involved in the transfer of funds to or from the Concentration Accounts arising out of Agent’s payments to or indemnification of such bank, financial institution or other person in connection with the Credit Facility. The obligations of Borrowers to reimburse Agent for such amounts pursuant to this Section 6.6 shall survive the termination of this Agreement.

9 With regard to language not added at the end of this section, inadvertently applied to what? Cash management should function so that funds are deposited and swept from Cash Management Accounts to Concentration Accounts.

6.7  Payments.

(a) All Obligations shall be payable to the Agent Payment Account as provided in Section 6.6 or such other place as Agent may designate to Administrative Borrower in writing from time to time. Subject to the other terms and conditions contained herein and subject to the terms of the Intercreditor Agreement, Agent shall apply payments received or collected from any Borrower or Guarantor or for the account of any Borrower or Guarantor (including the monetary proceeds of collections or of realization upon any Collateral after giving effect to the application of any such amounts otherwise required to be applied pursuant to Section 2.5(b), (c), (d), (e) or (g)) as follows: first, to pay any fees, indemnities or expense reimbursements then due to Agent, Lenders and Issuing Bank from any Borrower or Guarantor; second, to pay interest due in respect of any Loans (and including any Special Agent Advances) or Letter of Credit Obligations; third, to pay or prepay principal in respect of Special Agent Advances; fourth, to pay principal due in respect of the Loans; fifth, to pay or prepay any other Obligations whether or not then due, in such order and manner as Agent determines and at any time an Event of Default exists or has occurred and is continuing, to provide cash collateral for any Letter of Credit Obligations or other contingent Obligations (but not including for purposes of this clause any Obligations arising under or pursuant to any Bank Products); and sixth, to pay Obligations then due arising under or pursuant to any Hedge Agreements of a Borrower or Guarantor with Agent or a Bank Product Provider, on a pro rata basis and to pay or prepay any Obligations arising under or pursuant to any Bank Products on a pro rata basis.

(b) Notwithstanding anything to the contrary contained in this Agreement, unless so directed by Administrative Borrower, or unless a Default or an Event of Default shall exist or have occurred and be continuing, Agent shall not apply any payments which it receives to any Eurodollar Rate Loans, except in the event that there are no outstanding Base Rate Loans. To the extent Agent or any Lender receives any payments or collections in respect of the Obligations in a currency other than US Dollars Agent may, at its option (but is not obligated to), convert such other currency to US Dollars at the exchange rate on such date and in such market as Agent may select (regardless of whether such rate is the best available rate). Borrowers shall pay the costs of such conversion (or Agent may, at its option, charge such costs to the loan account of any Borrower maintained by Agent). Payments and collections received in any currency other than the currency in which any outstanding Obligations are denominated will be accepted and/or applied at the discretion of Agent. Except as permitted by Section 6.13(h), any and all payments by or on account of the Obligations shall be made without setoff, counterclaim or deduction.

(c) For purposes of this Section 6.7, “paid in full” and “payment in full” and “prepayment in full” means payment of all applicable amounts owing under the Financing Agreements according to the terms thereof, including any such amounts consisting of loan fees, service fees, professional fees, interest (and including interest accrued after the commencement of any case under the U.S. Bankruptcy Code or any similar domestic or foreign similar statute), default interest, interest on interest, and expense reimbursements, whether or not the same would be or is allowed or disallowed in whole or in part in any case under the U.S. Bankruptcy Code, or any similar statute in any jurisdiction.

(d) At Agent’s option, all principal, interest, fees, costs, expenses and other charges10provided for in this Agreement or the other Financing Agreements may be charged directly to the loan account(s) of any Borrower maintained by Agent to the extent then due and payable in accordance with the terms of this Agreement. If after receipt of any payment of, or proceeds of Collateral applied to the payment of, any of the Obligations, Agent, any Lender or Issuing Bank is required to surrender or return such payment or proceeds to any Person for any reason, then the Obligations intended to be satisfied by such payment or proceeds shall be reinstated and continue and this Agreement shall continue in full force and effect as if such payment or proceeds had not been received by Agent or such Lender. Borrowers and Guarantors shall be liable to pay to Agent, and do hereby agree to indemnify and hold Agent and Lenders harmless for the amount of any payments or proceeds surrendered or returned. This Section 6.7(d) shall remain effective notwithstanding any contrary action which may be taken by Agent or any Lender in reliance upon such payment or proceeds. This preceding two sentences of this Section 6.7(d) shall survive the payment of the Obligations and the termination of this Agreement.

10 This is uniformly the process at          .

6.8  Taxes.

(a) Except as provided below in this Section 6.8 or as required by law, all payments made by each Borrower and Guarantor under this Agreement or any of the other Financing Agreements shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority (“Taxes”), excluding Taxes measured by or imposed upon the overall net income of Agent or any Lender or its applicable lending office, or any branch or affiliate thereof, and all franchise Taxes, branch Taxes, Taxes on doing business or Taxes measured by or imposed upon the overall capital or net worth of any Agent or such Lender or its applicable lending office, or any branch or affiliate thereof, in each case imposed: (i) by the jurisdiction under the laws of which Agent or such Lender, applicable lending office, branch or affiliate is organized or is located, or in which its principal executive office is located, or any nation within which such jurisdiction is located or any political subdivision thereof; or (ii) by reason of any connection between the jurisdiction imposing such Tax and Agent or such Lender, applicable lending office, branch or affiliate other than a connection arising solely from such Agent or Lender having executed, delivered or performed its obligations under, or received payment under or enforced, this Agreement or any of the other Financing Agreements. If any such non-excluded Taxes (“Non-Excluded Taxes”) are required to be withheld from any amounts payable by any Borrower or Guarantor to Agent or any Lender hereunder or under any of the other Financing Agreements, the amounts payable by such Borrower or Guarantor shall be increased to the extent necessary to yield to Agent or such Lender (after payment of all Non-Excluded Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement; provided, however, that each of the Borrowers and Guarantors shall be entitled to deduct and withhold, and Borrowers and Guarantors shall not be required to indemnify for, any Non-Excluded Taxes, and any such amounts payable by any Borrower, Guarantor or Agent to, or for the account of, Agent or any Lender shall not be increased (i) if Agent or such Lender fails to comply with the requirements of this Section 6.8 (provided that while such failure shall limit the indemnity obligation of the Borrowers and Guarantors pursuant to this Section 6.8, such failure shall not be treated as a breach of this Agreement by Agent or such Lender for any other purpose) or (ii) with respect to any Non-Excluded Taxes imposed in connection with the payment of any fees paid under this Agreement or any of the other Financing Agreements unless such Non-Excluded Taxes are imposed as a result of a change in treaty, law or regulation that occurred after such Agent becomes an Agent hereunder or such Lender becomes a Lender hereunder (or, if such Agent or Lender is a non U.S. intermediary or flow-through entity for U.S. federal income tax purposes, after the relevant beneficiary or member of such Agent or Lender became such a beneficiary or member, if later) (such change, at such time, a “Change in Tax Law”) or (iii) with respect to any Non-Excluded Taxes imposed by the United States or any state or political subdivision thereof, unless such Non-Excluded Taxes are imposed as a result of a Change in Tax Law. Whenever any Non-Excluded Taxes are payable by any of the Borrowers, as promptly as possible thereafter the applicable Borrower shall send to Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt received by such Borrower showing payment thereof. If any Borrower fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority or fails to remit to Agent the required receipts or other required documentary evidence, Borrowers (in the case of any failure by a Borrower), on a joint and several basis, shall indemnify Agent and Lenders for any incremental taxes, interest or penalties that may become payable by Agent or any Lender as a result of any such failure. The agreements in this Section 6.8 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(b) Agent and each Lender that is not organized under the laws of the United States of America or a state thereof or the District of Columbia shall:

(i) (A) on or before the date of any payment by any Borrower under this Agreement or any of the other Financing Agreements to, or for the account of, Agent or such Lender, deliver to Administrative Borrower and Agent (1) two duly completed copies of United States Internal Revenue Service Form W-8BEN (certifying that it is a resident of the applicable country within the meaning of the income tax treaty between the United States and that country) or Form W-8ECI, or successor applicable form, as the case may be, in each case certifying that it is entitled to receive all payments under this Agreement and any of the other Financing Agreements without deduction or withholding of any United States federal income taxes, and (2) such other forms, documentation or certifications, as the case may be, certifying that it is entitled to an exemption from United

States backup withholding tax with respect to payments under this Agreement and any of the other Financing Agreements;

(B) deliver to Administrative Borrower and Agent two further copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form or certificate previously delivered by it to Administrative Borrower;

(C) obtain such extensions of time for filing and completing such forms or certifications as may reasonably be requested by any Borrower or Agent; and

(D) deliver, to the extent legally entitled to do so, upon reasonable request by any Borrower or Guarantor, to Administrative Borrower and Agent such other forms as may be reasonably required in order to establish the legal entitlement of such Lender to an exemption from withholding with respect to payments under this Agreement and any of the other Financing Agreements, provided that in determining the reasonableness of a request under this clause (D) such Lender shall be entitled to consider the cost (to the extent unreimbursed by any Borrower or Guarantor) which would be imposed on such Lender of complying with such request; or

(ii) in the case of any such Lender that is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code and is claiming the so-called “portfolio interest exemption,”

(A) represent to Borrowers and Agent that it is not a bank within the meaning of Section 881(c)(3)(A) of the Code;

(B) deliver to Administrative Borrower on or before the date of any payment by any of Borrowers, with a copy to the Agent, (1) two certificates substantially in the form of Exhibit E (any such certificate a “U.S. Tax Compliance Certificate”) and (2) two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN, or successor applicable form, certifying to such Lender’s legal entitlement at the date of such form to an exemption from U.S. withholding tax under the provisions of Section 871(h) or Section 881(c) of the Code with respect to payments to be made under this Agreement and any of the other Financing Agreements (and shall also deliver to Administrative Borrower and Agent two further copies of such form or certificate on or before the date it expires or becomes obsolete and after the occurrence of any event requiring a change in the most recently provided form or certificate and, if necessary, obtain any extensions of time reasonably requested by any Borrower or Agent for filing and completing such forms or certificates); and

(C) deliver, to the extent legally entitled to do so, upon reasonable request by any Borrower, to Administrative Borrower and Agent such other forms as may be reasonably required in order to establish the legal entitlement of such Lender to an exemption from withholding with respect to payments under this Agreement and any of the other Financing Agreements, provided that in determining the reasonableness of a request under this clause (C) such Lender shall be entitled to consider the cost (to the extent unreimbursed by any Borrower or Guarantor) which would be imposed on such Lender of complying with such request; or

(iii) in the case of any such Lender that is a non-U.S. intermediary or flow through entity for U.S. federal income tax purposes,

(A) on or before the date of any payment by any of Borrowers under this Agreement or any of the other Financing Agreements to, or for the account of, such Lender, deliver to Administrative Borrower and Agent two accurate and complete original signed copies of Internal Revenue Service Form W-8IMY and, if any beneficiary or member of such Lender is claiming the so-called “portfolio interest exemption,” (x) represent to the Borrowers and Agent that such Lender is not a bank within the meaning of Section 881(c)(3)(A) of the Code and (y) also deliver to Administrative Borrower and Agent two U.S. Tax Compliance Certificates certifying to such Lender’s legal entitlement at the date of such certificate to an exemption from U.S. withholding tax under the provisions of Section 881(c) of the Code with respect to payments to be made under this Agreement and any of the other Financing Agreements; and

(1) with respect to each beneficiary or member of such Lender that is not claiming the so-called “portfolio interest exemption,” also deliver to Borrower and Agent (x) two duly completed copies of United States Internal Revenue Service Form W-8BEN (certifying that such beneficiary or member is a resident of the applicable country within the meaning of the income tax treaty between the United States and that country), Form W-8ECI or Form W-9, or successor applicable form, as the case may be, in each case so that each such beneficiary or member is entitled to receive all payments under this Agreement and any of the other Financing Agreements without deduction or withholding of any United States federal income taxes and (y) such other forms, documentation or certifications, as the case may be, certifying that each such beneficiary or member is entitled to an exemption from United States backup withholding tax with respect to all payments under this Agreement and any of the other Financing Agreements; and

(2) with respect to each beneficiary or member of such Lender that is claiming the so-called “portfolio interest exemption,” (x) represent to Borrowers and Agent that such beneficiary or member is not a bank within the meaning of Section 881(c)(3)(A) of the Code and (y) also deliver to Administrative Borrower and Agent two U.S. Tax Compliance Certificates from each beneficiary or member and two accurate and complete original signed copies of Internal Revenue Service Form W 8BEN, or successor applicable form, certifying to such beneficiary’s or member’s legal entitlement at the date of such certificate to an exemption from U.S. withholding tax under the provisions of Section 871(h) or Section 881(c) of the Code with respect to payments to be made under this Agreement and any of the other Financing Agreements;

(B) deliver to Administrative Borrower and Agent two further copies of any such forms, certificates or certifications referred to above on or before the date any such form, certificate or certification expires or becomes obsolete, or any beneficiary or member changes, and after the occurrence of any event requiring a change in the most recently provided form, certificate or certification and obtain such extensions of time reasonably requested by any U.S. Borrower or Agent for filing and completing such forms, certificates or certifications; and

(C) deliver, to the extent legally entitled to do so, upon reasonable request by any U.S. Borrower, to Borrowers and Agent such other forms as may be reasonably required in order to establish the legal entitlement of such Lender (or beneficiary or member) to an exemption from withholding with respect to payments under this Agreement and any of the other Financing Agreements, provided that in determining the reasonableness of a request under this clause (C) such Lender shall be entitled to consider the cost (to the extent unreimbursed by any Borrower or Guarantor) which would be imposed on such Lender (or beneficiary or member) of complying with such request;

unless in any such case any change in treaty, law or regulation has occurred after the date such Person becomes a Lender hereunder (or a beneficiary or member in the circumstances described in clause (iii) above, if later) which renders all such forms inapplicable or which would prevent such Lender (or such beneficiary or member) from duly completing and delivering any such form with respect to it and such Lender so advises the Administrative Borrower and Agent.

(c) Agent and each Lender, in each case that is organized under the laws of the United States of America or a state thereof or the District of Columbia, shall on or before the date of any payment by any Borrower under this Agreement or any of the other Financing Agreements to, or for the account of, Agent or such Lender, deliver to Administrative Borrower and Agent two duly completed copies of Internal Revenue Service Form W-9, or successor form, certifying that Agent or such Lender is a United States Person (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) and that Agent or such Lender is entitled to a complete exemption from United States backup withholding tax. Agent represents to the Borrowers that it is a financial institution within the meaning of Section 1.1441-1(c)(5) of the U.S. Treasury Regulations. Each such Lender shall also deliver, to the extent legally entitled to do so, upon reasonable request by any Borrower, to Administrative Borrower and Agent such other forms as may be reasonably required in order to establish the legal entitlement of such Lender to an exemption from withholding with respect to payments under this Agreement and any of the other Financing Agreements, provided that in determining the reasonableness of a request under this sentence such Lender shall be entitled to consider the cost (to the extent unreimbursed by any Borrower or Guarantor) which would be imposed on such Lender of complying with such request.

(d) Upon the request, and at the expense of Borrowers, each Lender to which any Borrower or Guarantor is required to make a payment pursuant to Section 3.5 or 6.8 shall reasonably afford the Administrative Borrower the opportunity to contest, and reasonably cooperate with the Administrative Borrower in contesting, the imposition of any such Tax giving rise to such payment; provided, that, (i) such Lender shall not be required to afford the Administrative Borrower the opportunity to so contest unless Borrowers shall have confirmed in writing to such Lender their obligation to make such payment pursuant to this Agreement and (ii) Borrowers shall reimburse such Lender for its reasonable attorneys’ and accountants’ fees and disbursements incurred in so cooperating with the Administrative Borrower in contesting the imposition of such Tax; provided, however, that notwithstanding the foregoing no Lender shall be required to afford the Administrative Borrower the opportunity to contest, or cooperate with the Administrative Borrower in contesting, the imposition of any such Taxes, if such Lender in its sole discretion in good faith determines that to do so would have an adverse effect on it.

(e) If any Lender changes its applicable lending office (other than (i) pursuant to Section 3.9(a) or (ii) after an Event of Default under Section 12.1(a) or (g) has occurred and is continuing) and the effect of such change, as of the date of such change, would result in any Borrower or Guarantor being obligated to make any payment under Section 3.5 or 6.8, none of Borrowers and Guarantor shall be obligated to make any such payment.

(f) If a condition or an event occurs which would, or would upon the passage of time or giving of notice, result in the payment of any amount to or on behalf of any Lender by any Borrower or Guarantor pursuant to Section 3.5 or 6.8, such Lender shall promptly notify the Administrative Borrower and Agent and shall take such steps as may reasonably be available to it to mitigate the effects of such condition or event (which shall include efforts to rebook the Loans held by such Lender at another lending office, or through another branch or an affiliate, of such Lender pursuant to Section 3.9(a)); provided, that, such Lender shall not be required to take any step that, in its reasonable judgment, would be materially disadvantageous to its business or operations or would require it to incur additional costs (unless the Borrowers and Guarantor agree to reimburse such Lender for the reasonable incremental out-of-pocket costs thereof).

(g) If Agent or any Lender receives a refund directly attributable to Taxes for which any Borrower or Guarantor has made a payment under Section 3.5 or 6.8, Agent or such Lender, as the case may be, shall promptly pay such refund (together with any interest with respect thereto received from the relevant Governmental Authority, but net of any reasonable out-of-pocket cost incurred in connection therewith) to the Administrative Borrower; provided, however, that Borrowers agree to promptly return such refund (together with any interest with respect thereto due to the relevant Governmental Authority) to Agent or such Lender, as applicable, upon receipt of a notice that such refund is required to be repaid to the relevant Governmental Authority.

(h) For purpose of this Section 6.8, any reference of Lender in this Section 6.8 shall include the Issuing Bank. The agreements in this Section 6.8 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

6.9  Use of Proceeds.  Borrowers shall use the initial proceeds of the Loans and Letters of Credit hereunder only for: (a) payments to each of the persons listed in the disbursement direction letter furnished by Borrowers to Agent on or about the date hereof and (b) costs, expenses and fees in connection with the Transactions and in connection with the preparation, negotiation, execution and delivery of this Agreement and the other Financing Agreements. All other Loans made or Letters of Credit provided to or for the benefit of any Borrower pursuant to the provisions hereof shall be used by such Borrower for general operating, working capital and other corporate purposes of Parent and its Subsidiaries not otherwise prohibited by the terms hereof.

6.10  Appointment of Administrative Borrower as Agent for Requesting Loans and Receipts of Loans and Statements.

(a) Each Borrower hereby irrevocably appoints and constitutes Administrative Borrower as its agent and attorney-in-fact to request and receive Loans and Letters of Credit pursuant to this Agreement and the other

Financing Agreements from Agent or any Lender in the name or on behalf of such Borrower. Agent and Lenders shall disburse the Loans to such bank account of Administrative Borrower or a Borrower designated in writing by Administrative Borrower to Agent on or prior to the date hereof (or such other bank account as Administrative Borrower may specify to Agent in writing; provided, that, such other bank account shall be located in the United States at a depository institution that accepts transfers of funds without the imposition of fees or charges on the transferor) or otherwise make such Loans to a Borrower and provide such Letters of Credit to a Borrower as Administrative Borrower may designate or direct, without notice to any other Borrower or Guarantor. Notwithstanding anything to the contrary contained herein, Agent may at any time and from time to time following written notice to and consultation with Administrative Borrower, require that Loans to or for the account of any Borrower be disbursed directly to an operating account of such Borrower.

(b) Administrative Borrower hereby accepts the appointment by Borrowers to act as the agent and attorney-in-fact of Borrowers pursuant to this Section 6.10. Administrative Borrower shall ensure that the disbursement of any Loans to each Borrower requested by or paid to or for the account of Parent, or the issuance of any Letter of Credit for a Borrower hereunder, shall be paid to or for the account of such Borrower, except as agreed among Borrowers.

(c) Each Borrower and other Guarantor hereby irrevocably appoints and constitutes Administrative Borrower as its agent to receive statements on account and all other notices from Agent and Lenders with respect to the Obligations or otherwise under or in connection with this Agreement and the other Financing Agreements.

(d) To the maximum extent permitted by applicable law, any notice, election, representation, warranty, agreement or undertaking by or on behalf of any other Borrower or any Guarantor by Administrative Borrower shall be deemed for all purposes to have been made by such Borrower or Guarantor, as the case may be, and shall be binding upon and enforceable against such Borrower or Guarantor to the same extent as if made directly by such Borrower or Guarantor.

(e) No termination of the appointment of Administrative Borrower as agent as aforesaid shall be effective, except after ten (10) Business Days’ prior written notice to Agent.

6.11  Pro Rata Treatment.  Except to the extent otherwise provided in this Agreement or as otherwise agreed by the applicable Lenders and Administrative Borrower: (a) the making and conversion of Loans shall be made among the Lenders based on their respective Pro Rata Shares as to the Loans and (b) each payment on account of any Obligations to or for the account of one or more of Lenders in respect of any Obligations due on a particular day shall be allocated among the Lenders entitled to such payments based on their respective Pro Rata Shares and shall be distributed accordingly.

6.12  Sharing of Payments, Etc.

(a) Each Borrower and Guarantor agrees that, in addition to (and without limitation of) any right of setoff, banker’s lien or counterclaim Agent or any Lender may otherwise have, each Lender shall be entitled, at its option (but subject, as among Agent and Lenders, to the provisions of Section 14.3(b) hereof), at any time an Event of Default under Section 12.1(a) exists or has occurred and is continuing, to offset balances held by it for the account of such Borrower or Guarantor at any of its offices, in dollars or in any other currency, against any principal of or interest on any Loans owed to such Lender or any other amount payable to such Lender hereunder, that is not paid when due (regardless of whether such balances are then due to such Borrower or Guarantor), in which case it shall promptly notify Administrative Borrower and Agent thereof; provided, that, such Lender’s failure to give such notice shall not affect the validity thereof.

(b) If any Lender (including Agent) shall obtain from any Borrower or Guarantor payment of any principal of or interest on any Loan owing to it or payment of any other amount under this Agreement or any of the other Financing Agreements through the exercise of any right of setoff, banker’s lien or counterclaim or similar right or otherwise (other than from Agent as provided herein), and, as a result of such payment, such Lender shall have received more than its Pro Rata Share of the principal of the Loans or more than its share of such other amounts then due hereunder or thereunder by any Borrower or Guarantor to such Lender than the percentage thereof received by any other Lender, it shall promptly pay to Agent, for the benefit of Lenders, the amount of such excess and simultaneously purchase from such other Lenders a participation in the Loans or such other amounts, respectively, owing to such other Lenders (or such interest due thereon, as the case may be) in such amounts, and make such other adjustments from time to time as shall be equitable, to the end that all Lenders shall share the benefit of such excess payment (net of any expenses that may be incurred by such Lender in obtaining or preserving such excess payment) in accordance with their respective Pro Rata Shares or as otherwise agreed by Lenders. To such end all Lenders shall make appropriate adjustments among themselves (by the resale of participation sold or otherwise) if such payment is rescinded or must otherwise be restored.

(c) Each Borrower and Guarantor agrees that any Lender purchasing a participation (or direct interest) as provided in this Section may exercise, in a manner consistent with this Section, all rights of setoff, banker’s lien, counterclaim or similar rights with respect to such participation as fully as if such Lender were a direct holder of Loans or other amounts (as the case may be) owing to such Lender in the amount of such participation.

(d) Nothing contained herein shall require any Lender to exercise any right of setoff, banker’s lien, counterclaims or similar rights or shall affect the right of any Lender to exercise, and retain the benefits of exercising, any such right with respect to any other Indebtedness or obligation of any Borrower or Guarantor. If, under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a setoff to which this Section applies, such Lender shall, to the extent practicable, assign such rights to Agent for the benefit of Lenders and, in any event, exercise its rights in respect of such secured claim in a manner consistent with the rights of Lenders entitled under this Section to share in the benefits of any recovery on such secured claim.

6.13  Settlement Procedures.

(a) In order to administer the Credit Facility in an efficient manner and to minimize the transfer of funds between Agent and Lenders, Agent may, at its option, subject to the terms of this Section, make available, on behalf of Lenders, including the Swing Line Lender, the full amount of the Revolving Loans or Swing Line Loans requested or charged to any Borrower’s loan account(s) or otherwise to be advanced by Lenders pursuant to the terms hereof, without requirement of prior notice to Lenders of the proposed Loans.

(b) With respect to all Loans made by Agent on behalf of Lenders, the amount of each Lender’s Pro Rata Share of the outstanding Loans shall be computed weekly, and shall be adjusted upward or downward on the basis of the amount of the outstanding Loans as of 5:00 p.m. New York City time on the Business Day immediately preceding the date of each settlement computation; provided, that, Agent retains the absolute right at any time or from time to time to make the above described adjustments at intervals more frequent than weekly, but in no event more than twice in any week. With respect to Swing Line Loans made by Swing Line Lender (or Agent on behalf of Swing Line Lender), Swing Line Lender (or Agent on behalf of Swing Line Lender) may settle on the Swing Line Loans from time to time as it determines, but not less frequently than once each week. Agent (or Swing Line Lender as to Swing Line Loans) shall deliver to each of the Lenders after the end of each week, or at such period or periods as Agent (or Swing Line Lender as to Swing Line Loans) shall determine, a summary statement of the amount of outstanding Loans (whether Revolving Loans, Swing Line Loans or both, as applicable) for such period (such week or other period or periods being hereinafter referred to as a “Settlement Period”). If the summary statement is sent by Agent (or Swing Line Lender in the case of Swing Line Loans) and received by a Lender prior to 12:00 p.m., then such Lender shall make the settlement transfer described in this Section by no later than 3:00 p.m. on the same Business Day and if received by a Lender after 12:00 p.m., then such Lender shall make the settlement transfer by not later than 3:00 p.m. on the next Business Day following the date of receipt. If, as of the end of any Settlement Period, the amount of a Lender’s Pro Rata Share of the outstanding Loans is more than such Lender’s Pro Rata Share of the outstanding Loans as of the end of the previous Settlement Period, then such Lender shall forthwith (but in no event later than the time set forth in the preceding sentence) transfer to Agent by wire transfer in immediately available funds the amount of the increase. Alternatively, if the amount of a Lender’s pro rata share of the outstanding Loans in any Settlement Period is less than the amount of such Lender’s Pro Rata Share of the outstanding Loans for the previous Settlement Period, Agent shall forthwith transfer to such Lender by wire transfer in immediately available funds the amount of the decrease. Each Lender shall forthwith (but in no event later than the time set forth in the preceding sentence) transfer to Swing Line Lender (or upon its request to Agent) by wire transfer in immediately available funds the amount of such Lender’s Pro Rata Share of the outstanding Swing Line Loans as set forth in the summary statement provided to such Lender as provided above. Amounts transferred to Swing Line Lender (or Agent as the case may be) in respect to a settlement of Swing Line Loans shall be applied to the payment of the Swing Line loans and shall constitute Loans of such Lenders. The obligation of each of the

Lenders to transfer such funds and effect such settlement shall be irrevocable and unconditional and without recourse to or warranty by Agent and may occur at any time a Default or Event of Default exists or has occurred and whether or not the conditions set forth in Section 4.2 are satisfied (except if there is an Event of Default under Section 12.1(g), in which case the funds shall be in respect of each Lender’s participation). Agent and each Lender agrees to mark its books and records at the end of each Settlement Period to show at all times the dollar amount of its Pro Rata Share of the outstanding Loans and Letters of Credit. Each Lender shall only be entitled to receive interest on its Pro Rata Share of the Loans to the extent such Loans have been funded by such Lender. Because the Agent on behalf of Lenders may be advancing and/or may be repaid Loans prior to the time when Lenders will actually advance and/or be repaid such Loans, interest with respect to Loans shall be allocated by Agent in accordance with the amount of Loans actually advanced by and repaid to each Lender and the Agent and shall accrue from and including the date such Loans are so advanced to but excluding the date such Loans are either repaid by Borrowers or actually settled with the applicable Lender as described in this Section.

(c) To the extent that Agent has made any such amounts available and the settlement described above shall not yet have occurred, upon repayment of any Loans by a Borrower, Agent may apply such amounts repaid directly to any amounts made available by Agent pursuant to this Section. In lieu of settlements, Agent may, at its option, at any time require each Lender to provide Agent with immediately available funds representing its Pro Rata Share of each Loan, prior to Agent’s disbursement of such Loan to a Borrower. In such event, Agent shall notify each Lender promptly after Agent’s receipt of the request for the Loans from a Borrower (or Administrative Borrower on behalf of such Borrower) or any deemed request hereunder and each Lender shall provide its Pro Rata Share of such requested Loan to the account specified by Agent in immediately available funds not later than 2:00 p.m. on the requested funding date, so that all such Loans shall be made by the Lenders simultaneously and proportionately to their Pro Rata Shares. No Lender shall be responsible for any default by any other Lender in the other Lender’s obligation to make a Loan requested hereunder nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in the other Lender’s obligation to make a Loan hereunder.

(d) Upon the making of any Loan by Agent as provided herein, without further action by any party hereto, each Lender shall be deemed to have irrevocably and unconditionally purchased and received from Agent, without recourse or warranty, an undivided interest and participation to the extent of such Lender’s Pro Rata Share in such Loan. To the extent that there is no settlement in accordance with the terms hereof, Agent may at any time require the Lenders to fund their participations. From and after the date, if any, on which any Lender has funded its participation in any such Loan, Agent shall promptly distribute to such Lender, such Lender’s Pro Rata Share of all payments of principal and interest received by Agent in respect of such Loan.

(e) As to any Loan funded by Agent on behalf of a Lender (including Swing Line Lender) whether pursuant to Sections 6.13(a), 6.13(b) or 6.13(c) above, Agent may assume that each Lender will make available to Agent such Lender’s Pro Rata Share of the Loan requested or otherwise made on such day in the case of Loans funded pursuant to Section 6.13(c) above or otherwise on the applicable settlement date. If Agent makes amounts available to a Borrower and such corresponding amounts are not in fact made available to Agent by such Lender, Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon for each day from the date such payment was due until the date such amount is paid to Agent at the Federal Funds Rate for each day during such period (as published by the Federal Reserve Bank of New York or at Agent’s option based on the arithmetic mean determined by Agent of the rates for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. on that day by each of the three leading brokers of Federal funds transactions in New York selected by Agent) and if such amounts are not paid within three (3) days of Agent’s demand, at the highest Interest Rate provided for in Section 3.1 hereof applicable to Base Rate Loans. During the period in which such Lender has not paid such corresponding amount to Agent, notwithstanding anything to the contrary contained in this Agreement or any of the other Financing Agreements, the amount so advanced by Agent to or for the benefit of any Borrower shall, for all purposes hereof, be a Loan made by Agent for its own account.

(f) Upon any failure by a Lender to pay Agent (or Swing Line Lender) pursuant to the settlement described in Section 6.13(b) above or to pay Agent pursuant to Section 6.13(c), 6.13(d) or Section 6.13(e), Agent shall promptly thereafter notify Administrative Borrower of such failure and Borrowers shall pay such corresponding amount to Agent for its own account within five (5) Business Days of Administrative Borrower’s receipt of such notice. The term “Defaulting Lender” shall mean (i) any Lender that has failed to fund any portion of the Revolving Loans, participations in Letter of Credit Obligations or participations in Swing Line Loans required to be funded by it hereunder within one (1) Business Day of the date required to be funded by it hereunder, or has otherwise failed to pay over to Agent or any other Lender any other amount required to be paid by it hereunder within one (1) Business Day of the date when due, (ii) any Lender that has notified Agent, any Lender, Issuing Bank, or any Borrower or Guarantor in writing that it will not or does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it will not or does not intend to comply with its funding obligations under this Agreement or under other agreements in which it has agreed to make loans or provide other financial accommodations, (iii) any Lender that has failed, within five (5) Business Days after request by Agent or the Administrative Borrower to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swing Line Loans; provided that any such Lender shall cease to be a Defaulting Lender under this clause (iii) upon receipt of such confirmation by Agent and the Administrative Borrower, or (iv) any Lender that becomes or is insolvent or has a parent company that has become or is insolvent or becomes the subject of a bankruptcy or insolvency proceeding, or has a receiver, conservator, trustee or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment and has not obtained all required orders, approvals or consents of any court or other Governmental Authority to continue to fulfill its obligations hereunder, in form and substance satisfactory to Agent and the Administrative Borrower.

(g) Agent shall not be obligated to transfer to a Defaulting Lender any payments received by Agent for the Defaulting Lender’s benefit, nor shall a Defaulting Lender be entitled to the sharing of any payments hereunder (including any principal, interest or fees and whether in respect of Revolving Loans, participation interests or otherwise). For purposes of voting or consenting to matters with respect to this Agreement and the other Financing Agreements, including for purposes of the Required Lenders and the Supermajority Lenders, and determining Pro Rata Shares, such Defaulting Lender shall be deemed not to be a “Lender” and such Lender’s Revolving Loan Commitment shall be deemed to be zero (0). So long as there is a Defaulting Lender, the maximum amount of the Loans and Letters of Credit shall not exceed the aggregate amount of the Commitments of the Lenders that are not Defaulting Lenders plus the Pro Rata Share of the Defaulting Lender (determined immediately prior to its being a Defaulting Lender) of the Loans and Letters of Credit outstanding as of the date that the Defaulting Lender has become a Defaulting Lender. At any time that there is a Defaulting Lender, payments received for application to the Obligations payable to Lenders in accordance with the terms of this Agreement shall be distributed to Lenders based on their Pro Rata Shares calculated after giving effect to the reduction of the Defaulting Lender’s Revolving Loan Commitment to zero (0) as provided herein or at Agent’s option, Agent may instead receive and retain such amounts that would be otherwise attributable to the Pro Rata Share of a Defaulting Lender (which for such purpose shall be such Pro Rata Share as in effect immediately prior to its being a Defaulting Lender). To the extent that Agent elects to receive and retain such amounts, Agent may hold such amounts (which shall not accrue interest) and, in its reasonable discretion, relend such amounts to a Borrower. To the extent that Agent exercises its option to relend such amounts, such amounts shall be treated as Revolving Loans for the account of Agent in addition to the Revolving Loans that are made by the Lenders other than a Defaulting Lender based on their respective Pro Rata Shares as calculated after giving effect to the reduction of such Defaulting Lender’s Commitment to zero (0) as provided herein but shall be repaid in the same order of priority as the principal amount of the Loans on a pro rata basis for purposes of Section 6.7 hereof. Agent shall determine whether any Revolving Loans requested shall be made from relending such amounts or from Revolving Loans from the Lenders (other than a Defaulting Lender) and any allocation of requested Revolving Loans between them. The rights of a Defaulting Lender shall be limited as provided herein until such time as the Defaulting Lender has made all payments to Agent of the amounts that it had failed to pay causing it to become a Defaulting Lender and such Lender is otherwise in compliance with the terms of this Agreement (including making any payments as it would have been required to make as a Lender during the period that it was a Defaulting Lender other than in respect of the principal amount of Revolving Loans, which payments as to the principal amount of Revolving Loans shall be made based on the outstanding balance thereof on the date of the cure by Defaulting Lender or at such other time thereafter as Agent may specify) or has otherwise provided evidence in form and substance satisfactory to Agent and Administrative Borrower that such Defaulting Lender will be able to fund its Pro Rata Share (as in effect immediately prior to its being a Defaulting Lender) in accordance with the terms hereof. Upon the cure by Defaulting Lender of the event that is the basis for it to be a Defaulting Lender by making such payment or payments and such Lender otherwise being in compliance with the terms hereof, such Lender shall cease to be a Defaulting Lender and shall only be entitled to payment of interest accrued during the period that such Lender was a Defaulting Lender to the extent previously received and retained by Agent from or for the account of Borrowers on the funds constituting Loans funded by such Lender prior to the date of it being a Defaulting Lender (and not previously paid to such Lender) and shall otherwise, on and after such cure, make Loans and settle in respect of the Loans and other Obligations in accordance with the terms hereof. The existence of a Defaulting Lender and the operation of this Section shall not be construed to increase or otherwise affect the Commitment of any Lender. Borrowers shall not be required to make any payments of principal, interest or fees in respect of Loans by a Defaulting Lender, but all payments required hereunder shall be made in respect of the Loans and other Obligations owing to the other Lenders, so that the payments in respect of principal and fees received by or on behalf of Agent or any Lender shall be made and allocated among the Lenders other than a Defaulting Lender in respect of amounts owing to such Lenders, and Borrowers may, except after a Dominion Event, retain the amount of interest that would otherwise be payable in respect of Loans by a Defaulting Lender. At any time that one or more of the Lenders is a Defaulting Lender, payments received for application to the Obligations shall be distributed among Lenders based on their Pro Rata Shares calculated after giving effect to the reduction of the Defaulting Lenders’ Commitments as provided above.

(h) Notwithstanding anything to the contrary contained in this Agreement, in the event there is a Defaulting Lender, upon any issuance or amendment of any Letter of Credit by the Issuing Bank, each Non-Defaulting Lender shall be deemed to have irrevocably and unconditionally purchased and received, without recourse or warranty, an undivided interest and participation to the extent of such Non-Defaulting Lender’s Pro Rata Share of the liability with respect to such Letters of Credit and the obligations of the Borrowers with respect thereto (it being understood that the Defaulting Lender’s Pro Rata Share is zero), but solely to the extent that the sum of any Non-Defaulting Lender’s Pro Rata Share of the outstanding Loans and its participations in Letters of Credit does not exceed the Commitment of such Non-Defaulting Lender. So long as there is a Defaulting Lender, the Issuing Bank shall not be required to issue, renew, extend or amend any Letter of Credit where the sum of the Non-Defaulting Lenders Pro Rata Share of the outstanding Loans and their participations in Letters of Credit after giving effect to any such requested Letter of Credit (or renewal, extension or amendment) would exceed the aggregate Commitments of such Non-Defaulting Lenders, unless Agent has cash collateral from Borrowers in an amount equal to the Pro Rata Share of the Defaulting Lender (calculated as in effect immediately prior to such Lender becoming a Defaulting Lender) of the Letter of Credit Obligations outstanding after giving effect to any such requested Letter of Credit (or renewal, extension or amendment) to be held by Agent on its behalf on terms and conditions reasonably satisfactory to Agent and Issuing Bank or there are other arrangements reasonably satisfactory to Issuing Bank with respect to the participation in Letters of Credit by such Defaulting Lender. Such cash collateral shall be applied first to the Letter of Credit Obligations before application to any other Obligations, notwithstanding anything to the contrary contained in Section 6.7 hereof.

(i) Notwithstanding anything to the contrary contained in this Agreement, in the event there is a Defaulting Lender, upon any extension of Swing Line Loans by the Swing Line Lender, each Non-Defaulting Lender shall be deemed to have irrevocably and unconditionally purchased and received, without recourse or warranty, an undivided interest and participation to the extent of such Non-Defaulting Lender’s Pro Rata Share of the liability with respect to such Swing Line Loan (it being understood that the Defaulting Lender’s Pro Rata Share is zero), but solely to the extent that the sum of any Non-Defaulting Lender’s Pro Rata Share of the outstanding Loans and its participations in Letters of Credit does not exceed the Commitment of such Non-Defaulting Lender. So long as there is a Defaulting Lender, Swing Line Lender shall not be required to make any Swing Line Loans in which the Defaulting Lender would have had a participation (but for being a Defaulting Lender), where the sum of the Non-Defaulting Lenders Pro Rata Share of the outstanding Loans and their participations in Letters of Credit after giving effect to any such Swing Line Loans would exceed the aggregate Commitments of such Non-Defaulting Lenders, unless Agent has cash collateral from Borrowers in an amount equal to the Pro Rata Share of the Defaulting Lender (calculated as in effect immediately prior to such Lender becoming a Defaulting Lender) of any such Swing Line Loans to be held by Agent on its behalf on terms and conditions reasonably satisfactory to Agent and Swing Line Lender or there are other arrangements reasonably satisfactory to Swing Line Lender with respect to the participation in Swing Line Loans by such Defaulting Lender. Such cash collateral shall be applied first to the Obligations relating to the Swing Line Loans before application to any other Obligations, notwithstanding anything to the contrary contained in Section 6.7 hereof.

(j) If any Swing Line Loans or Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender then:

(i) all or any part of the interests of Lenders in such Swing Line Loans and Letters of Credit, and Obligations arising pursuant thereto, shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Pro Rata Shares (as adjusted as provided herein, it being understood that the Defaulting Lender’s Pro Rata Share is zero) but only to the extent the sum of all non-Defaulting Lenders’ Pro Rata Shares in respect of outstanding Loans and Letters of Credit (calculated before giving effect to such adjustment) plus such Defaulting Lender’s Pro Rata Share (calculated as in effect immediately prior to it becoming a Defaulting Lender) of such Loans and Letters of Credit does not exceed the total of all Non-Defaulting Lenders’ Commitments; and

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, Borrowers shall within one (1) Business Day following notice by Agent (A) first, prepay such Defaulting Lender’s Pro Rata Share (calculated as in effect immediately prior to it becoming a Defaulting Lender) of any Swing Line Loans (after giving effect to any partial reallocation pursuant to clause (i) above) and (B) second, provide to Agent cash collateral to be held by Agent on behalf of Issuing Bank on terms and conditions reasonably satisfactory to Agent in an amount equal to the Defaulting Lender’s Pro Rata Share (calculated as in effect immediately prior to it becoming a Defaulting Lender), in each case under clauses (A) and (B) after giving effect to any partial reallocation pursuant to paragraph (i) above).

(k) Notwithstanding anything to the contrary contained in this Agreement, in the event that there is a Defaulting Lender, Administrative Borrower and Agent shall each have the right, on prior written notice to the other, to cause the Defaulting Lender to, and upon the exercise by Administrative Borrower or Agent of such right, such Defaulting Lender shall have the obligation to, sell, assign and transfer to such Eligible Transferee as Administrative Borrower may specify, or as Agent may specify with the consent of the Administrative Borrower, the Commitment of such Defaulting Lender and all rights and interests of such Defaulting Lender pursuant thereto (without payment of the assignment fee and with any other costs and expenses to be paid by Borrowers in such instance); provided that neither Agent nor any Lender shall have any obligation to Borrowers to find a replacement Lender. Such purchase and sale shall be pursuant to the terms of an Assignment and Acceptance (whether or not executed by the Defaulting Lender). Such purchase and sale shall be effective on the date of the payment of the amounts required under such Assignment and Acceptance to the Defaulting Lender and the Commitment of the Defaulting Lender shall terminate on such date. Nothing in this Section 6.13 shall impair any rights that any Borrower, Agent, any Lender or Issuing Bank may have against any Lender that is a Defaulting Lender.

(l) Nothing in this Section or elsewhere in this Agreement or the other Financing Agreements shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its Commitment hereunder or to prejudice any rights or remedies that any Borrower may have against a Lender as a result of any default by such Lender hereunder in fulfilling its Commitment.

6.14  Obligations Several; Independent Nature of Lenders’ Rights.  The obligation of each Lender hereunder is several, and no Lender shall be responsible for the obligation or commitment of any other Lender hereunder. Nothing contained in this Agreement or any of the other Financing Agreements and no action taken by the Lenders pursuant hereto or thereto shall be deemed to constitute the Lenders to be a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and subject to Section 14.3 hereof, each Lender shall be entitled to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.

6.15  Bank Products.  Borrowers and Guarantors, or any of their Subsidiaries, may (but no such Person is required to) request that the Bank Product Providers provide or arrange for such Person to obtain Bank Products from Bank Product Providers, and each Bank Product Provider may, in its sole discretion, provide or arrange for such Person to obtain the requested Bank Products. Borrower and its Subsidiaries acknowledge and agree that the obtaining of Bank Products from Bank Product Providers (a) is in the sole discretion of such Bank Product Provider, and (b) is subject to all rules and regulations of such Bank Product Provider. To the extent that the obligations liabilities and indebtedness owing to any Bank Product Provider constitute Obligations in accordance with the definition thereof, such Bank Product Provider shall be deemed a third party beneficiary hereto for purposes of any reference in any of the Financing Agreements to the parties for whom Agent is acting; provided, that, the rights of such Bank Product Provider hereunder and under any of the other Financing Agreements shall consist exclusively of such Bank Product Provider’s right to share in payments and collections out of the Collateral as set forth herein and shall be subject in all respects to Section 13.3 hereof. In connection with any such distribution of payments and collections, Agent shall be entitled to assume that no amounts are due to any Bank Product Provider unless such Bank Product Provider has notified Agent and Administrative Borrower in writing of any such liability owed to it as of the date of any such distribution.

Section 7.  Collateral Reporting and Covenants

7.1  Collateral Reporting.

(a) Borrowers shall provide Agent with the following documents in a form reasonably satisfactory to Co-Collateral Agents:

(i) [as soon as possible after the end of each fiscal month (but in any event within twenty (20) days after the end of any fiscal month that is not also the end of a fiscal quarter and thirty (30) days after the end of any fiscal month that is also the end of a fiscal quarter), or more frequently as Administrative Borrower may elect or more frequently as Agent may require at any time an Event of Default exists or has occurred and is continuing or Excess Availability is less than the greater of $25,000,000 or twenty (20%) percent of the lesser of the Maximum Credit or the Borrowing Base (but in no event more frequently than once a week and no earlier than the fifth (5th) Business Day following the end of the immediately preceding period), (A) a Borrowing Base Certificate setting forth the calculation of the Borrowing Base as of the last Business Day of the immediately preceding period, duly completed and executed by a Responsible Officer of Parent, together with all schedules required pursuant to the terms of the Borrowing Base Certificate duly completed, (B) inventory reports by division, location and the categories of raw materials, finished goods and work-in-process (and including the amounts of Inventory and the value thereof at any leased locations and at premises of warehouses, processors or other third parties or consignees and including reports of standard costs, lower of cost or market and purchase price variance), (C) reconciliation of inventory as set forth in the perpetual inventory reports and general ledger of Borrowers and to the most recent monthly financial statement delivered pursuant to Section 9.1(c) hereof, (D) agings of accounts receivable (together with a reconciliation to the previous period’s aging and the general ledger and the to the most recent monthly financial statement delivered pursuant to Section 9.1(c) hereof), (E) agings of outstanding accounts payable (and including information indicating the amounts owing to owners and lessors of leased premises, warehouses, processors, and other third parties from time to time in possession of any Collateral); provided, that, in the event that Administrative Borrower elects or Agent requires Borrowers to provide the foregoing (other than as contemplated by clause (C) and the parenthetical in clause (D), above) more frequently than once each month, it shall do so for not less than twelve (12) consecutive weeks or such shorter period as Agent may reasonably agree;]11

(ii) as soon as possible after the end of each fiscal month (but in any event within twenty (20) days after the end of any fiscal month that is not also the end of a fiscal quarter and thirty (30) days after the end of any fiscal month that is also the end of a fiscal quarter), a certificate by a Responsible Officer of Parent consisting of: (A) a statement confirming the payment of rent and other amounts due to owners and lessors of real property owned or leased by Borrowers where Inventory was regularly located in the immediately preceding month, subject to year-end or monthly percentage rent payment adjustments and the payment of charges of outside processors, except as described in such certificate, (B) the addresses of all new locations of Inventory owned or leased by Borrowers and Guarantors and of outside processors, acquired, opened or engaged since the date of the most recent certificate delivered to Agent under this clause (ii) (or in the case of the first such certificate, the date hereof), and (C) a report of any new deposit account established by any Borrower or Guarantor with any bank or other financial institution since the date of the most recent certificate delivered to Agent under this clause (ii) (or in the case of the first such certificate, the date hereof), except with respect to any deposit account where the balance is expected to be less than $100,000 in such deposit account, but only to

11 Subject to ongoing negotiations.

the extent that the aggregate amount of funds in all deposit accounts not previously notified to Agent is less than $500,000, including in each case, the Borrower or Guarantor in whose name the account is maintained, the account number, the name and address of the financial institution at which such account is maintained, the purpose of such account and, if any, the amount held in such account on or about the date of such report;

(iii) upon Co-Collateral Agents’ reasonable request, (A) reports of tons of steel on hand to the extent such reports are maintained by Borrowers in tons prior to the date hereof, (B) copies of customer statements, purchase orders, sales invoices, credit memos, remittance advices and reports, and copies of deposit slips and bank statements, (C) copies of shipping and delivery documents, (D) summary reports on sales and use tax collections, deposits and payments, including monthly sales and use tax accruals, (E) true, correct and complete copies of all principal agreements, documents or instruments evidencing Indebtedness for borrowed money or Capital Leases in excess of $1,000,000 that Agent has not otherwise received (provided, that, the Borrowers shall provide copies of such principal agreements, documents or instruments to the extent such principal agreements, documents or instruments evidence Indebtedness for borrowed money secured by a Permitted Lien on acquired assets or property described in clause (t) of Section [1.144] promptly after the acquisition of such assets or property) and (F) a certificate by a Responsible Officer of Parent stating that all sales, use and excise taxes (that are known by a Responsible Officer to be due and payable) have been paid when due as of the date of the certificate, except as specifically described in such certificate; and

(iv) such other reports as to the Collateral as Co-Collateral Agents shall reasonably request from time to time.

(b) Within ninety (90) days after the end of each fiscal year, the Borrowers shall provide to Agent a certificate of a Responsible Officer of Parent listing all United States applications or registrations of any material copyright, patent or trademark owned by a Borrower or Guarantor (except for trademark or service mark applications that have been filed with the U.S. Patent and Trademark Office on the basis of an “intent-to-use” with respect to such marks, unless and until a statement of use or amendment to allege use is filed and accepted) since the date of the prior certificate (or, in the case of the first such certificate, the date hereof).

(c) Nothing contained in any Borrowing Base Certificate shall be deemed to limit, impair or otherwise affect the rights of Agent or Co-Collateral Agents contained herein and in the event the calculation of the Borrowing Base as set forth in any Borrowing Base Certificate is inaccurate or in any manner conflicts with the terms hereof, Agent, Co-Collateral Agents and Lenders shall not be bound by the terms thereof to the extent of such inaccuracy, conflict or inconsistency. Without limiting the foregoing, Borrowers shall furnish to Co-Collateral Agents any information which Co-Collateral Agents may reasonably request regarding the determination and calculation of any of the amounts set forth in any Borrowing Base Certificate. Subject to the limitations set forth herein, the Borrowing Base may be adjusted based on the information received by Agent or Co-Collateral Agents pursuant to this Agreement.

7.2  Accounts Covenants.

(a) Administrative Borrower shall notify Agent promptly of (i) the assertion of any claims, offsets, defenses or counterclaims by any account debtor of a Borrower, or any disputes with any account debtor of a Borrower or any settlement, adjustment or compromise thereof, to the extent any of the foregoing exceeds $      in any one case or $      in the aggregate and (ii) any change in the financial condition of any account debtor of a Borrower that Administrative Borrower reasonably believes could reasonably be expected to adversely affect in any material respect the payment of any Account owing by such account debtor. No credit, discount, allowance or extension or agreement for any of the foregoing shall be granted to any account debtor of a Borrower except in the ordinary course of a Borrower’s business.

(b) With respect to each Account of a Borrower: (i) the amounts shown on any invoice delivered to Agent or schedule thereof delivered to Agent shall be true and complete in all material respects, (ii) no payments shall be made thereon except in accordance with Section 6.6, and (iii) no credit, discount, allowance, extensions or agreements for any of the foregoing shall be granted to any account debtor except as are provided for in the reports furnished to Agent in accordance with Section 7.1 of this Agreement and except for credits, discounts, allowances, extensions or agreements made or given in the ordinary course of each Borrower’s business.

(c) Agent shall have the right at any time or times at reasonable intervals and based on such samples of obligors in respect of Receivables as Agent may from time to time select, in Agent’s name or in the name of a nominee of Agent, to verify the validity, amount or any other matter affecting the payment of any Receivables or other related Collateral, by mail, telephone (during which a representative of Administrative Borrower may be present), facsimile transmission or otherwise. Prior to sending any forms to the account debtors, Agent will consult with Administrative Borrower with respect to, and provide to Administrative Borrower copies of, such forms of letter and other correspondence pursuant to which Agent conducts its account verifications in respect of the Accounts of Borrowers.

7.3  Inventory Covenants.  With respect to the Inventory: (a) each Borrower shall at all times maintain inventory records that are correct and accurate in all material respects and itemizing and describing the kind, type, quality and quantity of Inventory, such Borrower’s or Guarantor’s cost therefor and daily withdrawals therefrom and additions thereto; (b) Borrowers and Guarantors shall conduct a physical count of the Inventory either through periodic cycle counts or wall to wall counts, so that all Inventory is subject to such counts at least once each year, but at any time or times (but not more frequently than once in any fiscal quarter) as Agent may reasonably request at any time a Default or an Event of Default exists or has occurred and is continuing, and promptly following such physical inventory (whether through periodic cycle counts or wall to wall counts) shall supply Agent at least once each fiscal quarter if any such counts are performed within such quarter, or otherwise once each fiscal year, with a report in the form and with such specificity as may be reasonably satisfactory to Agent concerning such physical count; (c) Borrowers shall not remove any Inventory from the locations set forth or permitted herein, without the prior written consent of Agent, except for sales of Inventory in the ordinary course of its business and except to move Inventory directly from one location set forth or permitted herein to another such location and except for Inventory shipped from the manufacturer thereof to a Borrower which is in transit to the locations set forth or permitted herein; (d) Borrowers shall deliver or cause to be delivered to Agent, at Borrowers’ expense, written appraisals as to the Inventory in form, scope and methodology reasonably acceptable to Agent and by an appraiser either selected from a list of Agent-approved appraisers to be supplied by Agent to the Administrative Borrower containing not fewer than two appraisers, as such list may be augmented to include additional appraisers at the reasonable request of the Administrative Borrower or otherwise amended by Agent, from time to time, addressed to Agent and Lenders and upon which Agent and Lenders are expressly permitted to rely, upon Agent’s request up to two (2) times in any twelve (12) consecutive month period, or at any time or times as Excess Availability shall be less than the greater of $25,000,000 or twenty (20%) percent of the lesser of the Maximum Credit or the Borrowing Base, up to three (3) times in any twelve (12) consecutive month period, or at any other time or times as Agent may request at any time an Event of Default shall exist or have occurred and be continuing or at any other time at Agent’s expense; (e) as between Agent and Lenders, on the one hand, and Borrowers, on the other hand, each Borrower assumes all responsibility and liability arising from or relating to the use, sale or other disposition of the Inventory (but nothing contained herein shall be construed as the basis for any liability of any Borrower as to any third party); (f) as of the date hereof, Borrowers do not sell Inventory to any customer on approval, or any other basis which entitles the customer to return or may obligate any Borrower to repurchase such Inventory but shall give Agent prior written notice if such practice changes together with such information with respect to the new policy as may reasonably be requested by Agent; (g) Borrowers shall use commercially reasonable practices to keep the Inventory generally in good and marketable condition in the ordinary course of business; and (h) Borrowers shall not acquire or accept any Inventory on consignment or approval unless such Inventory has been identified in a report with respect thereto provided by Administrative Borrower to Agent pursuant to Section 7.1(a) hereof when required to be included in such report or Agent has otherwise received prior written notice thereof in form and substance reasonably satisfactory to Agent.

7.4  Equipment and Real Property Covenants.  With respect to the Equipment and Real Property: (a) Borrowers shall deliver or cause to be delivered to Co-Collateral Agents any written appraisals as to the Equipment and Mortgaged Fee Properties conducted by or on behalf of Borrowers or Term Loan Agent (and provided to Term Loan Agent or any Term Loan Lender); (b) Borrowers shall keep all Equipment useful and necessary in the business of Borrowers, taken as a whole, in good working order and condition (ordinary wear and tear excepted); and (c) as between Agent and Lenders, on the one hand, and Borrowers and Guarantors, on the other hand, each Borrower and Guarantor assumes all responsibility and liability arising from or relating to the use, sale or other disposition of the

Equipment or Real Property (but nothing contained herein shall be construed as the basis for any liability of any Borrower or Guarantor as to any third party).

7.5  Power of Attorney.  Each Borrower and Guarantor hereby irrevocably designates and appoints Agent (and all persons designated by Agent) as such Borrower’s and Guarantor’s true and lawful attorney-in-fact, and authorizes Agent, in such Borrower’s, Guarantor’s or Agent’s name, subject to the terms of the Intercreditor Agreement and the obligation of Agent to comply with applicable laws, to: (a) at any time an Event of Default exists or has occurred and is continuing (i) demand payment on any Collateral (to the extent such payment is due), (ii) enforce payment of any of the Collateral by legal proceedings or otherwise, (iii) exercise all of such Borrower’s or Guarantor’s rights and remedies to collect any Collateral, (iv) sell or assign any Collateral upon such terms, for such amount and at such time or times as the Agent deems advisable, (v) settle, adjust, compromise, extend or renew any of the Collateral, (vi) discharge and release any Collateral, (vii) prepare, file and sign such Borrower’s or Guarantor’s name on any proof of claim in bankruptcy or other similar document against an account debtor or other obligor in respect of any Collateral, (viii) clear Inventory the purchase of which was financed with a Letter of Credit through U.S. Bureau of Customs and Border Protection or foreign export control authorities in such Borrower’s or Guarantor’s name, Agent’s name or the name of Agent’s designee, and to sign and deliver to customs officials powers of attorney in such Borrower’s or Guarantor’s name for such purpose, and to complete in such Borrower’s or Guarantor’s or Agent’s name, any order, sale or transaction, obtain the necessary documents in connection therewith and collect the proceeds thereof, (ix) sign, subject to the Intercreditor Agreement, such Borrower’s or Guarantor’s name on notices to account debtors or any secondary obligors or other obligors in respect of Collateral, and (x) do all acts and things which are necessary, in Agent’s reasonable determination, to protect, preserve or realize upon the Collateral or otherwise to exercise any of the rights and remedies of Agent hereunder and under the other Financing Agreements and (b) at any time a Dominion Event exists to (i) take control in any manner of any item of payment received in or for deposit in the Concentration Accounts or other Cash Management Accounts in accordance with this Agreement and any of the other Financing Agreements and (ii) have access to any lockbox or postal box into which remittances from account debtors or other obligors in respect of Collateral are sent or received if a Dominion Event exists, and (c) at any time to (i) take control of, subject to the Intercreditor Agreement, any item of payment constituting Collateral that comes into the possession of Agent or any Lender (and remit such item to a Cash Management Account or Concentration Account), (ii) endorse, subject to the Intercreditor Agreement, such Borrower’s or Guarantor’s name upon any items of payment in respect of Collateral received by Agent and any Lender and deposit the same in Agent’s account for application to the Obligations, (iii) endorse, subject to the Intercreditor Agreement, such Borrower’s or Guarantor’s name upon any chattel paper, document, instrument, invoice, or similar document or agreement relating to any Receivable or any goods pertaining thereto or any other Collateral, including any warehouse or other receipts, or bills of lading and other negotiable or non-negotiable documents, and (iv) sign such Borrower’s or Guarantor’s name on any verification of amounts owing constituting Collateral. Each Borrower and Guarantor hereby releases Agent and Lenders and their respective officers, employees and designees from any liabilities arising from any act or acts under this power of attorney and in furtherance thereof, whether of omission or commission, except as a result of Agent’s or any Lender’s own, or their respective officers’, employees’ or designees’, gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction.

7.6  Right to Cure.  Subject to the Intercreditor Agreement, Co-Collateral Agents may, at their option, upon prior notice to Administrative Borrower, at any time an Event of Default exists or has occurred and is continuing (a) cure any default by any Borrower or Guarantor under any material agreement with a third party that affects the Collateral, its value or the ability of Agent to collect, sell or otherwise dispose of the Collateral or the rights and remedies of Agent or any Lender therein or the ability of any Borrower or Guarantor to perform its obligations hereunder or under any of the other Financing Agreements, (b) pay or bond on appeal any judgment entered against any Borrower or Guarantor, (c) discharge taxes, liens, security interests or other encumbrances at any time levied on or existing with respect to the Collateral and (d) pay any amount, incur any expense or perform any act which, in Co-Collateral Agents’ judgment, is necessary or appropriate to preserve, protect, insure or maintain the Collateral and the rights of Agent and Lenders with respect thereto. Agent may add any amounts so expended to the Obligations and charge any Borrower’s account therefor or may demand immediate payment thereof. Co-Collateral Agents and Lenders shall be under no obligation to effect such cure, payment or bonding and shall not, by doing so, be deemed to have assumed any obligation or liability of any Borrower or Guarantor.

7.7  Access to Premises.  From time to time as reasonably requested by Agent, at the cost and expense of Borrowers, (a) Agent or its designee shall have reasonable access to all of each Borrower’s and Guarantor’s premises during normal business hours and after reasonable prior notice to Administrative Borrower, or at any time and without notice to Administrative Borrower if an Event of Default exists or has occurred and is continuing, for the purposes of inspecting, verifying and auditing the Collateral and all of each Borrower’s and Guarantor’s books and records, including the Records, and (b) each Borrower and Guarantor shall promptly furnish to Agent such copies of such books and records or extracts therefrom as Agent may reasonably request, and Agent or Agent’s designee may use during normal business hours such of any Borrower’s and Guarantor’s personnel, equipment, supplies and premises as may be reasonably necessary for the foregoing and if an Event of Default exists or has occurred and is continuing, subject to the Intercreditor Agreement, for the collection of Receivables and realization of other Collateral. Agent may conduct, at the expense of Borrowers, up to three (3) field examinations (or such lesser number as Agent may determine) with respect to the Collateral in any twelve (12) consecutive month period or at any time or times as Excess Availability shall be less than the greater of $25,000,000 or twenty (20%) percent of the lesser of the Maximum Credit or the Borrowing Base, up to four (4) times in any twelve (12) consecutive month period, or at any other time or times as Agent may request at any time an Event of Default shall exist or have occurred and be continuing or at any other time at Agent’s expense.

7.8  Bills of Lading and Other Documents of Title.

(a) On and after the date of this Agreement, Borrowers shall cause all bills of lading or other documents of title relating to goods purchased by a Borrower included or requested by Borrowers to be included as Eligible Inventory in the calculation of the Borrowing Base and set forth in the applicable Borrowing Base Certificate which are outside the United States of America and in transit to the premises of such Borrower or the premises of a Freight Forwarder in the United States of America (i) to be issued in a form so as to constitute negotiable documents as such term is defined in the Uniform Commercial Code and (ii) other than those relating to goods being purchased pursuant to a Letter of Credit, to be issued either to the order of Agent or such other person as Agent may from time to time designate for such purpose as consignee or such Borrower as consignee, as Agent may specify.

(b) There shall be no more than three (3) originals of any bills of lading and other documents of title relating to goods being purchased by a Borrower which are outside the United States of America and in transit to the premises of such Borrower or the premises of a Freight Forwarder in the United States of America. As to any such bills of lading or other documents of title, unless and until Agent shall direct otherwise, (i) two (2) originals of each of such bill of lading or other document of title shall be delivered to such Freight Forwarder as such Borrower may specify and that is party to a Collateral Access Agreement and (ii) one (1) original of each such bill of lading or other document of title shall be delivered to Agent. To the extent that the terms of this Section have not been satisfied as to any Inventory, such Inventory shall not constitute Eligible Inventory, except as Agent may otherwise agree.

Section 8.  Representations and Warranties

All representations and warranties made in this Agreement or any of the other Financing Agreements shall survive the execution and delivery of this Agreement and shall be deemed to have been made again to Agent and Lenders on the date of each additional borrowing or Letter of Credit issued hereunder, except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties shall have been true and accurate on and as of such earlier date). Each Borrower and Guarantor hereby represents and warrants to Agent, Lenders and Issuing Bank the following:

8.1  Financial Condition.

(a) The audited consolidated balance sheets of Parent and its consolidated Subsidiaries as of           and           and the consolidated statements of income, shareholders’ equity and cash flows for the fiscal years ended          ,           and          , reported on by and accompanied by unqualified reports from          , present fairly, in all material respects, the consolidated financial condition as at such date, and the consolidated results of operations and consolidated cash flows for the respective fiscal years then ended, of Parent and its consolidated Subsidiaries. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby (except as approved by a Responsible Officer, and disclosed in any such schedules and notes). During the period from to and including the Closing Date, there has been no sale, transfer or other disposition by Parent and its consolidated Subsidiaries of any material part of the business or property of Parent and its consolidated Subsidiaries, taken as a whole, and no purchase or other acquisition by any of them of any business or property (including any Equity Interests of any other Person) material in relation to the consolidated financial condition of Parent and its consolidated Subsidiaries, taken as a whole, in each case, which is not reflected in the foregoing financial statements or in the notes thereto and has not otherwise been disclosed in writing to Agent and Lenders on or prior to the Closing Date.

(b) The pro forma balance sheet and statements of operations of Parent and its consolidated Subsidiaries, copies of which have heretofore been furnished to Agent and each Lender, are the balance sheet and statements of operations of Parent and its consolidated Subsidiaries as of          , adjusted to give effect (as if such events had occurred on such date for purposes of the balance sheet and on          , for purposes of the statement of operations), to the consummation of the Transactions, and the Loans and Letters of Credit hereunder on the Closing Date.

8.2  No Change; Solvent.  There has not been any event, change, circumstance or development (including any damage, destruction or loss whether or not covered by insurance) which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect on Parent and its consolidated Subsidiaries. Since the Closing Date, except as and to the extent disclosed on Schedule 8.2, there has been no development or event relating to or affecting any Borrower or Guarantor which has had or could reasonably be expected to have a Material Adverse Effect (after giving effect to: (a) the consummation of the Transactions, (b) the making of the Loans and Letters of Credit to be made on the Closing Date and the application of the proceeds thereof as contemplated hereby, and (c) the payment of actual or estimated fees, expenses, financing costs and tax payments related to the transactions contemplated hereby). Since December 31,          , except otherwise permitted under this Agreement and each of the other Financing Agreements, no dividends or other distributions have been declared, paid or made upon the Equity Interests of Parent, nor have any of the Equity Interests of Parent been redeemed, retired, purchased or otherwise acquired for value by Parent or any of its Subsidiaries. As of the date hereof, after the creation of the Obligations, the security interests of Agent and after giving effect to the consummation of the transactions described in preceding clauses (a) through (c) of the second preceding sentence, each Borrower is Solvent.

8.3  Corporate Existence; Compliance with Law.  Each Borrower and Guarantor (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (b) has the corporate or other organizational power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, except to the extent that the failure to have such legal right could not be reasonably expected to have a Material Adverse Effect, (c) is duly qualified as a foreign corporation or limited liability company and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing could not reasonably be expected to have a Material Adverse Effect and (d) is in compliance with all Requirements of Law, except to the extent that the failure to comply therewith could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.4  Corporate Power; Authorization; Enforceable Obligations.  Each Borrower and Guarantor has the corporate or other organizational power and authority, and the legal right, to make, deliver and perform the Financing Agreements to which it is a party and, in the case of each Borrower or Guarantor, to obtain Loans and Letters of Credit hereunder, and each such Borrower or Guarantor has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Financing Agreements to which it is a party and, in the case of each Borrower, to authorize the Loans or Letters of Credit to it, if any, on the terms and conditions of this Agreement and any requests for Letters of Credit. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of any Borrower or Guarantor in connection with the execution, delivery, performance, validity or enforceability of the Financing Agreements to which it is a party or, in the case of each Borrower, with Loans and Letters of Credit to it, if any, hereunder, except for (a) consents, authorizations, notices and filings described in Schedule 8.4, all of which have been obtained or made prior to the Closing Date, (b) filings to perfect the security interests created hereunder and by the other Financing Agreements (to the extent provided herein and therein), and (c) consents, authorizations, notices and filings which the failure to obtain or make could not reasonably be expected to have a Material Adverse Effect. This Agreement has been duly executed and delivered by each Borrower and Guarantor, and each of the other Financing Agreements to which any Borrower or Guarantor is a party will be duly executed and delivered on behalf of such Borrower or Guarantor. This Agreement constitutes a legal, valid and binding obligation of each Borrower and Guarantor and each of the other Financing Agreements to which any Borrower or Guarantor is a party when executed and delivered will constitute a legal, valid and binding obligation of such Borrower or Guarantor, enforceable against such Borrower or Guarantor in accordance with its terms, except as enforceability may be limited by applicable domestic or foreign bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

8.5  No Legal Bar.  The execution, delivery and performance of the Financing Agreements by any Borrower or Guarantor, the Loans and Letters of Credit hereunder and the use of the proceeds thereof (a) will not (i) to the knowledge of any Responsible Officer of any Borrower or Guarantor, violate any of the Anti-Terrorism Laws or (ii) violate any Requirement of Law (other than the Anti-Terrorism Laws) or Contractual Obligation of such Borrower or Guarantor in any respect that has or could reasonably be expected to have a Material Adverse Effect and (b) will not result in, or require the creation or imposition of any Lien (other than Permitted Liens) on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation.

8.6  No Material Litigation.  No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the best of the knowledge of any Borrower or Guarantor, threatened by or against Parent or any of its Subsidiaries or against any of their respective properties or revenues, (a) except as described on Schedule 8.6, which is so pending or threatened at any time on or prior to the Closing Date and relates to any of the Financing Agreements or any of the transactions contemplated hereby or thereby or (b) which could reasonably be expected to have a Material Adverse Effect.

8.7  No Default.  No Default or Event of Default has occurred and is continuing.

8.8  Ownership of Property; Liens.  Each of Parent and its Subsidiaries has good title in fee simple to, or a valid leasehold interest in, all its Mortgaged Fee Properties, and good title to, or a valid leasehold interest in, all its other material property and none of such property is subject to any Lien or other encumbrance, except for Permitted Liens. Except for the Excluded Real Properties, the Mortgaged Fee Properties as listed on Part I of Schedule 1.120 together constitute all the material real properties owned in fee by Borrowers and Guarantors as of the Closing Date.

8.9  Intellectual Property.  Parent and each of its Subsidiaries owns, or has the legal right to use, all Intellectual Property and Foreign Intellectual Property necessary for each of them to conduct its business as currently conducted except for those the failure to own or have such legal right to use could not be reasonably expected to have a Material Adverse Effect. Except as provided on Schedule 8.9, no claim has been asserted and is pending by any Person against Parent or any of its Subsidiaries challenging or questioning the use of any such Intellectual Property or Foreign Intellectual Property or the validity or effectiveness of any such Intellectual Property or Foreign Intellectual Property, nor does any Borrower or Guarantor Party know of any such claim, and, to the best of the knowledge of any Borrower or Guarantor, the use of such Intellectual Property or Foreign Intellectual Property by Parent and its Subsidiaries does not infringe on the rights of any Person, except for such claims and infringements which in the aggregate, could not be reasonably expected to have a Material Adverse Effect. To the best of any Borrower’s or Guarantor’s knowledge, no trademark, servicemark, copyright or other Intellectual Property or Foreign Intellectual Property at any time used by any Borrower or Guarantor which is owned by another person, or owned by such Borrower or Guarantor subject to any security interest, lien, collateral assignment, pledge or other encumbrance in favor of any person other than Agent, is affixed to or incorporated or used in any Eligible Inventory, except (a) to the extent permitted under the terms of a license agreement in favor of such Borrower or Guarantor that is in full force and effect or (b) to the extent the sale of Inventory to which such Intellectual Property or Foreign Intellectual Property is affixed is permitted to be sold by such Borrower or Guarantor under applicable law (including the United States Copyright Act of 1976).

8.10  No Burdensome Restrictions.  Neither Parent nor any of its Subsidiaries is in violation of (a) to the knowledge of any Responsible Officer of any Borrower or Guarantor, any Anti-Terrorism Law or (b) any Requirement of Law (other than an Anti-Terrorism Law) or Contractual Obligation of or applicable to Parent or any of its Subsidiaries that could reasonably be expected to have a Material Adverse Effect.

8.11  Taxes.  Except for any taxes with respect to which the failure to pay individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect and except for taxes the validity of which are currently being contested in good faith by appropriate proceedings diligently conducted and with respect to which reserves in conformity with GAAP have been provided on the books of Parent or its Subsidiaries, as the case may be, each of Parent and its Subsidiaries has filed or caused to be filed all United States federal income tax returns and all other material tax returns which are required to be filed by it and has paid (a) all taxes shown to be due and payable on such returns and (b) all taxes shown to be due and payable on any assessments of which it has received notice made against it or any of its property (including the Mortgaged Fee Properties) and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority; and no tax lien or other encumbrance has been filed, and no claim is being asserted, with respect to any such tax, excluding, however, any Lien on the Mortgaged Fee Properties existing on the Closing Date.

8.12  Federal Regulations.  No part of the proceeds of any Loans or Letters of Credit will be used for any purpose which violates the provisions of the Regulations of the Board, including without limitation, Regulation T, Regulation U or Regulation X of the Board. If requested by any Lender or Agent, Administrative Borrower will furnish to Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, referred to in said Regulation U.

8.13  Employee Benefits.

(a) Each Pension Plan is in compliance in all respects with the applicable provisions of ERISA, the Code and other Federal or State law where the failure to comply has or could reasonably be expected to have a Material Adverse Effect. Each Pension Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and to the best of any Borrower’s or Guarantor’s knowledge, nothing has occurred which would cause the loss of such qualification, which has or could reasonably be expected to have a Material Adverse Effect. Each Borrower and its ERISA Affiliates have made all required contributions to any Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan.

(b) There are no pending, or to the best of any Borrower’s or Guarantor’s knowledge, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan which has or could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan where it has or could reasonably be expected to have a Material Adverse Effect.

(c) (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) based on the latest valuation of each Pension Plan and on the actuarial methods and assumptions employed for such valuation (determined in accordance with the assumptions used for funding such Pension Plan pursuant to Section 412 of the Code), the aggregate current value of accumulated benefit liabilities of such Pension Plan under Section 4001(a)(16) of ERISA does not exceed the aggregate current value of the assets of such Pension Plan or, to the extent that the aggregate current value of accumulated benefit liabilities of such Pension Plan under Section 4001(a)(16) of ERISA exceeds the aggregate current value of the assets of such Pension Plan, such underfunding could not reasonably be expected to have a Material Adverse Effect and Borrowers and Guarantors have complied and shall continue to comply with the requirements of ERISA with respect to the funding of their Pension Plans; (iii) each Borrower and Guarantor, and their ERISA Affiliates, have not incurred and do not reasonably expect to incur, any liability under Title IV of ERISA with respect to any Plan (other than premiums due and not delinquent under Section 4007 of ERISA) which has or could reasonably be expected to have a Material Adverse Effect; (iv) each Borrower and Guarantor, and their ERISA Affiliates, have not incurred and do not reasonably expect to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan which has or could reasonably be expected to have a Material Adverse Effect; and (v) each Borrower and Guarantor, and their ERISA Affiliates, have not engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA that has or could reasonably be expected to have a Material Adverse Effect.

8.14  Collateral.

(a) Upon execution and delivery hereof and thereof by the parties hereto and thereto, this Agreement and the other Financing Agreements that include the grant of a security interest in or Lien or mortgage on any property or assets (other than the Excluded Property and the Excluded Real Properties) of any Borrower or Guarantor to secure the Obligations, will be effective to create (to the extent described herein and therein) in favor of Agent for the benefit of the Secured Parties, a valid security interest (to the extent provided herein and therein) in the Collateral described herein and therein, except (i) as may be limited by applicable domestic or foreign bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing, and (iv) with respect to the enforceability of such Liens, Collateral for which the perfection of Liens thereon require filings in or other actions under the laws of a jurisdiction outside of the United States of America, any state, territory or political division thereof or the District of Columbia or the recording of an assignment or other transfer of title to the Agent, or the recording of other applicable documents in the United States Patent and Trademark Office of the United States Copyright Office.

(b) Such security interests, other than those with respect to the Specified Assets, are, or in the case of Collateral in which any Borrower or Guarantor obtains rights after the date hereof will be, with respect to Revolving Loan Priority Collateral, perfected, first priority security interests, subject as to priority only to the Permitted Liens that have priority by operation of law or by agreement and with respect to Term Loan Priority Collateral, perfected second priority security interests, subject as to priority only to the Permitted Liens that have priority by operation of law or by agreement and upon (i) in the case of all Collateral in which a security interests may be perfected by filing a financing statements under the UCC, the filing of the UCC financing statement naming such Borrower or Guarantor as “debtor” and Agent as “secured party” and describing the Collateral in the filing offices set forth opposite such Borrower’s or Guarantor’s name on Schedule 8.14 hereof (as such schedule may be amended or supplemented from time to time), (ii) with respect to any deposit account, securities account, commodity account, securities entitlement or commodity contract, the execution of Control Agreements, (iii) in the case of U.S. copyrights, trademarks and patents to the extent that UCC financing statements may be insufficient to establish the rights of a secured party as to certain parties, the recording of the appropriate filings based on the form of Copyright Security Agreement, Trademark Security Agreement or Patent Security Agreement, as applicable, executed pursuant hereto in the United States Patent and Trademark Office and the United States Copyright Office, as applicable, (iv) in the case of letter-of-credit rights that are not supporting obligations (as defined in the UCC), the execution by the issuer or any nominated person of an agreement granting control to Agent over such letter-of-credit rights, (v) in the case of electronic chattel paper, the completion of steps necessary to grant control to Agent over such electronic chattel paper, (vi) in the case of Commercial Tort Claims arising after the date hereof, sufficient identification of such Commercial Tort Claims, in each case with respect to clauses (ii) through (vi) above, such perfection only to the extent required pursuant to Section 5.2.

8.15  Investment Company Act; Other Regulations.  None of the Borrowers is an “investment company,” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act. None of the Borrowers is subject to regulation under any Federal or State statute or regulation (other than Regulation X of the Board) which limits its ability to incur Indebtedness as contemplated hereby.

8.16  Subsidiaries.  Schedule 8.16 sets forth all the Subsidiaries of Parent at the Closing Date (after giving effect to the Transactions), the jurisdiction of their organization and the direct or indirect ownership interest of Parent therein.

8.17  Purpose of Loans.  The proceeds of Revolving Loans, Swing Line Loans and Letters of Credit shall be used by to finance the working capital and business requirements of, and for general corporate purposes of, Borrowers and Guarantors.

8.18  Environmental Compliance.

(a) Except as set forth on Schedule 8.18 hereto, Borrowers, Guarantors and any Subsidiary of any Borrower or Guarantor have not generated, used, stored, treated, transported, manufactured, handled, produced or disposed of any Hazardous Materials, on or off its premises (whether or not owned by it) in any manner which at any time violates any applicable Environmental Law or Permit where such violation has or could reasonably be expected to have a Material Adverse Effect, and the operations of Borrowers, Guarantors and any Subsidiary of any Borrower or Guarantor complies with all Environmental Laws and all Permits where the failure to so comply has or could reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 8.18 hereto, there has been no investigation by any Governmental Authority or any proceeding, complaint, order, directive, claim, citation or notice by any Governmental Authority or any other person nor is any pending or to the best of any Borrower’s or Guarantor’s knowledge threatened in writing, with respect to any non compliance with or violation of the requirements of any Environmental Law by any Borrower or Guarantor and any Subsidiary or the release, spill or discharge, threatened or actual, of any Hazardous Material or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials or any other environmental, health or safety matter, which in each instance, has or could reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth on Schedule 8.18 hereto, Borrowers, Guarantors and their Subsidiaries have no liability (contingent or otherwise) in connection with a release, spill or discharge, threatened or actual, of any Hazardous Materials or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials which in any case or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect.

(d) Except as set forth on Schedule 8.18 hereto, Borrowers, Guarantors and their Subsidiaries have all Permits required to be obtained or filed in connection with the operations of Borrowers and Guarantors under any Environmental Law and all Permits are valid and in full force and effect where the failure to do so has or could reasonably be expected to have a Material Adverse Effect.

8.19  Name; State of Organization; Chief Executive Office; Collateral Locations.

(a) As of the Closing Date, the exact legal name of each Borrower and Guarantor is as set forth on the signature page of this Agreement and in Schedule 8.19 hereto. No Borrower or Guarantor has, during the five years prior to the date of this Agreement, been known by or used any other corporate or fictitious name or been a party to any merger or consolidation, or acquired all or substantially all of the assets of any Person, except as set forth in Schedule 8.19.

(b) As of the Closing Date, each Borrower and Guarantor is an organization of the type and organized in the jurisdiction set forth in Schedule 8.19 and Schedule 8.19 accurately sets forth the organizational identification number of each Borrower and Guarantor or accurately states that such Borrower or Guarantor has none and accurately sets forth the federal employer identification number of each Borrower and Guarantor.

(c) Schedule 8.19 identifies, subject to the following sentence, (i) the chief executive office and mailing address of each Borrower and Guarantor, (ii) a location within the United States or Canada at which a copy of Records concerning Accounts and Inventory of each Borrower and Guarantor are maintained and (iii) any and all locations which are not owned by a Borrower or Guarantor as of the date hereof where Inventory is located having a value in excess of $     at any one location, but not exceeding $      in the aggregate, and sets forth the owners and/or operators thereof, subject to the rights of any Borrower or Guarantor to move its chief executive office, change its mailing address, change the location at which Records are maintained or establish new locations in accordance with Sections 9.4 and 9.8 below.

8.20  Labor Disputes.

(a) Set forth on Schedule 8.20 is a list (including dates of termination) of all collective bargaining or similar agreements between or applicable to each Borrower and Guarantor and any union, labor organization or other bargaining agent in respect of the employees of any Borrower or Guarantor on the date hereof.

(b) Except as could not be reasonably expected to have a Material Adverse Effect, there is (i) no unfair labor practice complaint pending against any Borrower or Guarantor or, to the best of any Borrower’s or Guarantor’s knowledge, threatened in writing against it, before the National Labor Relations Board, and no grievance or significant arbitration proceeding arising out of or under any collective bargaining agreement is pending on the date hereof against any Borrower or Guarantor or, to best of any Borrower’s or Guarantor’s knowledge, threatened against it, and (ii) no strike, labor dispute, slowdown or stoppage is pending against any Borrower or Guarantor or, to the best of any Borrower’s or Guarantor’s knowledge, threatened against any Borrower or Guarantor.

8.21  Bank Accounts.  All of the deposit accounts, investment accounts or other accounts in the name of or used by any Borrower or Guarantor (other then the TL Deposit Account (as defined in the Intercreditor Agreement)) maintained at any bank or other financial institution are set forth on Schedule 8.21 hereto, subject to the right of each Borrower and Guarantor to establish new accounts in accordance with Section 5.2 hereof.

8.22  Insurance.  Schedule 8.22 sets forth a complete and correct listing of all insurance that is (a) maintained by Borrowers and Guarantors and (b) material to the business and operations of Parent and its Subsidiaries taken as a whole and maintained by Subsidiaries other than Borrowers and Guarantors, in each case as of the Closing Date, with the amounts insured (and any deductibles) set forth therein.

8.23  Eligible Accounts.  As of the date of any Borrowing Base Certificate, all Accounts included in the calculation of Eligible Accounts on such Borrowing Base Certificate satisfy all requirements of an “Eligible Account” hereunder.

8.24  Eligible Inventory.  As of the date of any Borrowing Base Certificate, all Inventory included in the calculation of Eligible Inventory on such Borrowing Base Certificate satisfy all requirements of an “Eligible Inventory” hereunder.

8.25  Interrelated Businesses.  Borrowers and Guarantors make up a related organization of various entities constituting an overall economic and business enterprise. One or more of the Borrowers and Guarantors may from time to time purchase or sell goods from, to or for the benefit of, or render services, make loans or advances, or provide other financial accommodations to or for the benefit of, one or more of the other Borrowers and Guarantors. Borrowers and Guarantors each expect to derive substantial benefit from the Loans and other financial accommodations hereunder.

8.26  OFAC.  [No Borrower, Guarantor or Subsidiary of any Borrower or Guarantor: (a) is a Sanctioned Person, (b) has more than ten (10%) percent of its assets in Sanctioned Entities, or (c) knowingly derives more than ten (10%) percent of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. The proceeds of any Loan will not be used and have not been used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.]12

8.27  True and Correct Disclosure.  As of the Closing Date, all information furnished by or on behalf of any Borrower or Guarantor to Agent and Lenders for purposes of or in connection with this Agreement, the other Financing Agreements or any transaction contemplated hereby or thereby, but excluding projections, is, taken as a whole, true and correct in all material respects on the date as of which such information is dated or certified and does not omit to state any material fact necessary to make such information (taken as a whole) not materially misleading in their presentation of Parent and its Subsidiaries (taken as a whole) at such time in light of the circumstances under which such information was provided. The written information hereafter furnished by or on behalf of any Borrower or Guarantor to Agent or any Lender in any Borrowing Base Certificate will be true and accurate in all material respects. No event or circumstance has occurred which has had or could reasonably be expected to have a Material Adverse Effect, which has not been fully and accurately disclosed to Agent in writing prior to the date hereof. It is understood that (a) no representation or warranty is made concerning the forecasts, estimates, pro forma information, projections and statements as to anticipated future performance or conditions, and the assumptions on which they were based, contained in any such information, reports, financial statements, exhibits or schedules, except that as of the date such forecasts, estimates, pro forma information, projections and statements were generated, (i) such forecasts, estimates, pro forma information, projections and statements were based on the good

12 Subject to the continuing review of the prospective lenders and their counsel.

faith assumptions of the management of Parent and its Subsidiaries and (ii) such assumptions were believed by such management to be reasonable and (b) such forecasts, estimates, pro forma information and statements, and the assumptions on which they were based, may or may not prove to be correct.

8.28  Delivery of Investment Documents.  Borrowers have delivered to Agent a complete copy of the Investment Documents (including all exhibits, schedules, disclosure letters referred to therein or delivered pursuant thereto, if any) and all amendments thereto, waivers relating thereto and other side letters or agreements affecting the terms thereof in any material respect.

Section 9.  Affirmative Covenants

9.1  Financial Statements.

(a) Borrowers shall furnish or cause to be furnished to Agent for Agent to make available to each Lender (and Agent agrees to so make available such copies):

(i) as soon as available, but in any event not later than the fifth (5th) Business Day after the ninetieth (90th) day following the end of each fiscal year of Parent ending on or after          , 2009, a copy of the consolidated balance sheet of Parent and its consolidated Subsidiaries as at the end of such year and the related consolidated statements of operations, changes in common stockholders’ equity and cash flows for such year, setting forth in each case, in comparative form the figures for and as of the end of the previous year, reported on without a “going concern” or like qualification, exception, explanation or comment, or qualification arising out of the scope of the audit, by           or other independent certified public accountants of nationally recognized standing acceptable to Agent in its reasonable judgment (it being agreed that the furnishing of Parent’s annual report on Form 10-K for such year, as filed with the United States Securities and Exchange Commission, will satisfy the obligation under this Section 9.1(a)(i) with respect to such year except with respect to the requirement that such financial statements be reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit);

(ii) as soon as available, but in any event not later than the fifth (5th) Business Day after the forty-fifth (45th) day following the end of each of the first three (3) quarterly periods of each fiscal year of Parent, the unaudited consolidated balance sheet of Parent and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of operations and cash flows of Parent and its consolidated Subsidiaries for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case, in comparative form the figures for and as of the corresponding periods of the previous year, certified by a Responsible Officer of Parent as being fairly stated in all material respects (subject to normal year-end audit and other adjustments) (it being agreed that the furnishing of Parent’s quarterly report on Form 10-Q for such quarter, as filed with the United States Securities and Exchange Commission, will satisfy the obligations under this Section 9.1(a)(ii) with respect to such quarter);

(iii) as soon as available, but in any event not later than the fifth (5th) Business Day following the thirtieth (30th) day following the end of each fiscal month (other than any month that is the last month of a fiscal quarter), the unaudited consolidated monthly management reports of Parent and its consolidated Subsidiaries (and to the extent prepared by or on behalf of Parent or any of its Subsidiaries, unaudited consolidating monthly financial reports of Parent and its consolidated Subsidiaries) as at the end of such month in form and scope substantially consistent with prior monthly management reports of Parent received by Agent and Lenders prior to the date hereof (or otherwise reasonably satisfactory to Agent), including (i) an income report of Parent and its consolidated Subsidiaries for such month, setting forth in comparative form the figures for the immediately preceding fiscal month and as of the end of the corresponding month during the previous fiscal year (and to the extent otherwise prepared by or on behalf of Parent or any of its Subsidiaries, including a comparative form to the figures for and as of the end of the corresponding month in the business plan previously delivered applicable to such period under Section 9.2(a)(iii) hereof) and (ii) , a balance sheet of Parent and its consolidated Subsidiaries for such month setting forth in comparative form the figures for the immediately preceding fiscal month and as of the end of the immediately preceding fiscal year (and to the extent otherwise prepared by or on behalf of Parent or any of its Subsidiaries, including a comparative form to the figures for and as of the end of the corresponding month in the business plan previously delivered applicable to such period under Section 9.2(a)(iii) hereof); and

(b) All such financial statements delivered pursuant to Sections 9.1(a)(i) or (a)(ii) to be (and, in the case of any financial statements delivered pursuant to subsection 9.1(a)(ii) shall be certified by a Responsible Officer of Parent as being) complete and correct in all material respects in conformity with GAAP and to be (and, in the case of any financial statements delivered pursuant to subsection 9.1(a)(ii) shall be certified by a Responsible Officer of Parent as being) prepared in reasonable detail in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods that began on or after the Closing Date (except as approved by such accountants or officer, as the case may be, and disclosed therein, and except, in the case of any financial statements delivered pursuant to Section 9.1(a)(ii), for the absence of certain notes).

9.2  Certificates; Other Information.

(a) Borrowers shall furnish or cause to be furnished to Agent for delivery to each Lender (and Agent agrees to make and so deliver such copies):

(i) concurrently with the delivery of the financial statements and reports referred to in Sections 9.1(a), a certificate signed by a Responsible Officer of Parent substantially in the form of Exhibit D hereto, together with a schedule thereto setting forth the calculations required to determine compliance (whether or not such compliance is at the time required) with the covenant set forth in subsection 11.1 and a written summary of material changes in GAAP and in the consistent application thereof that materially affected the financial covenant calculations for the applicable period;

(ii) concurrently with the delivery of the financial statements referred to in Section 9.1(a), the insurance binder or other evidence of insurance for any insurance coverage of Borrowers, Guarantors or any Subsidiary, if any, that was renewed, replaced or modified during the period covered by such financial statements;

(iii) as soon as available, but in any event not later than the fifth (5th) Business Day after the ninetieth (90th) day after the beginning of each fiscal year of Parent, beginning with the fiscal year ending October 31, 2009, a copy of the annual business plan by Parent of the projected operating budget (including an annual consolidated balance sheet, income statement and statement of cash flows of Parent and its Subsidiaries in each case substantially in the same format and with the same scope of information as in the projections most recently provided to Agent prior to the date hereof) for such fiscal year, which projected financial statements shall be prepared on a monthly basis for such year and shall represent the reasonable estimate by Borrowers and Guarantors of the future financial performance of Parent and its Subsidiaries for the periods set forth therein and shall have been prepared on the basis of the assumptions set forth therein which Borrowers and Guarantors believe are reasonable as of the date of preparation in light of current and reasonably anticipated business conditions (it being understood that actual results may differ from those set forth in such projected financial statements), each such business plan to be accompanied by a certificate signed by a Responsible Officer of Parent to the effect that such Responsible Officer believes such projections to have been prepared on the basis set forth herein;

(iv) substantially at the same time as the same are sent, copies of all financial statements and reports which Parent sends to its public security holders, and at substantially the same time as the same are filed, copies of all financial statements and periodic reports which Parent may file with the United States Securities and Exchange Commission or any successor or analogous Governmental Authority;

(v) substantially at the same time as the same are filed, copies of all registration statements and any amendments and exhibits thereto, which Parent may file with the United States Securities and Exchange Commission or any successor or analogous Governmental Authority, and such other documents or instruments as may be reasonably requested by Agent in connection therewith; and

(vi) promptly, such additional financial and other information as Agent or any Lender may from time to time reasonably request.

(b) Borrowers and Guarantors hereby acknowledge that, subject to Section 15.5, Agent and/or its Affiliates may make available to Lenders and Issuing Bank materials and/or information provided by or on behalf of

Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system.

(c) Agent is hereby authorized to deliver a copy of any financial statement or any other information relating to the business of Borrowers and Guarantors to any court or other Governmental Authority or to any Lender or Participant or prospective Lender or Participant or any Affiliate of any Lender or Participant subject to Section 15.5 hereof. Each Borrower and Guarantor hereby irrevocably authorizes and requests that all accountants or auditors to deliver to Agent, at Borrowers’ expense, copies of the financial statements of any Borrower and Guarantor and any reports or management letters prepared by such accountants or auditors on behalf of any Borrower or Guarantor and to disclose to Agent and Lenders such information as they may have regarding the business of any Borrower and Guarantor with copies to Administrative Borrower. Agent will not meet with the accountants or auditors except after reasonable prior notice to Administrative Borrower and with the invitation to a Responsible Officer of Parent to be present.

9.3  Payment of Obligations.  Each Borrower and Guarantor shall, and shall cause any Subsidiary to, pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature, including taxes, except (a) where the amount or validity thereof is currently being contested in good faith by appropriate proceedings diligently conducted and reserves in conformity with GAAP with respect thereto have been provided on the books of Parent or any of its Subsidiaries, as the case may be or (b) to the extent such failure to pay, discharge or otherwise satisfy the same could not reasonably be expected to have a Material Adverse Effect.

9.4  Conduct of Business and Maintenance of Existence.

(a) Each Borrower and Guarantor shall at all times (i) preserve, renew and keep in full force and effect its corporate or other organizational existence and rights and franchises with respect thereto and (ii) maintain in full force and effect all licenses, approvals, authorizations and Permits necessary to carry on its business and (iii) comply with all Contractual Obligations and Requirements of Law, except (A) in each case as permitted under Section 10.1 hereof or otherwise permitted hereunder or under any of the other Financing Agreements or (B) under clauses (i), (ii) or (iii) of this Section (other than as to Anti-Terrorism Laws), as applicable, where the failure to do so, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect.

(b) No Borrower or Guarantor shall change its name unless each of the following conditions is satisfied: (i) Agent shall have received not less than fifteen (15) days (or such shorter time as Agent may agree) prior written notice from Administrative Borrower of such proposed change in its corporate name, which notice shall accurately set forth the new name; and (ii) Agent shall have received a copy of the amendment to the certificate of incorporation, certificate of formation or other organizational document of such Borrower or Guarantor, as applicable, providing for the name change certified by the Secretary of State of the jurisdiction of incorporation or organization of such Borrower or Guarantor as soon as it is available.

(c) No Borrower or Guarantor shall change its chief executive office or its mailing address or organizational identification number (or if it does not have one, shall not acquire one) unless Agent shall have received not less than fifteen (15) days’ (or such shorter time as Agent may agree) prior written notice from Administrative Borrower of such proposed change. No Borrower or Guarantor shall change its type of organization, jurisdiction of organization or other legal structure, except that a Borrower, Guarantor or Subsidiary may convert (either directly or by way of merger) into a corporation, limited liability company or limited partnership or other form of legal entity acceptable to Agent unless Agent shall have received prior written notice from Administrative Borrower of such proposed change, which notice shall accurately set forth a description of the new form, and Agent shall have received such agreements, documents, and instruments as Agent may deem reasonably necessary or desirable in connection therewith and in no event will any Borrower or Guarantor change its jurisdiction to a jurisdiction outside the United States, without the prior written consent of Agent and Required Lenders.

(d) No Borrower or Guarantor shall change the location set forth on Schedule 8.19 hereto at which a copy of all Records with respect to Accounts and Inventory of each Borrower and Guarantor are maintained, unless Agent shall have received prior written notice of the intention to change such location, which notice shall specify the new location in the United States of America at which such Records are proposed to be maintained.

9.5  Maintenance of Property; Insurance.

(a) Each Borrower and Guarantor shall, and shall cause any Subsidiary to (i) at all times, keep all property useful and necessary in the business of Parent and its Subsidiaries, taken as a whole, in good working order and condition and maintain with financially sound and reputable insurance companies insurance on all property material to the business of Parent and its Subsidiaries, taken as a whole, in at least such amounts (subject to customary deductibles with respect to policies of insurance issued by third parties and self-insured retentions other than, as to such self-insured retentions, with respect to Revolving Loan Priority Collateral having an aggregate value in excess of $500,000) and against at least such risks (but including in any event public liability, product liability and business interruption) as are consistent with the past practices of the Parent and its Subsidiaries and otherwise as are usually insured against in the same general area by companies engaged in the same or a similar business; (ii) furnish to Agent, upon written request, information in reasonable detail as to the insurance carried; and (iii) ensure that at all times Agent shall be named as additional insured with respect to liability policies (but without any liability for any premiums) and as a loss payee as its interests may appear with respect to casualty insurance policies pursuant to a non-contributory lender’s loss payable endorsements in form and substance satisfactory to Agent. Such lender’s loss payable endorsements shall specify that the proceeds of such insurance shall be payable to Agent as its interests may appear and further specify that Agent and Lenders shall be paid regardless of any act or omission by any Borrower, Guarantor or any of its or their Affiliates. All policies shall provide for at least thirty (30) days (or ten (10) days in the case of non-payment) prior written notice to Agent of any cancellation or reduction of coverage. At any time an Event of Default exists or has occurred and is continuing, Agent may act as attorney for each Borrower and Guarantor in obtaining, adjusting and settling such insurance with respect to Revolving Loan Priority Collateral. Unless and until an Event of Default or a Dominion Event exists or has occurred and is continuing (including after giving effect to any event giving rise to any claim under such insurance polices, including, but not limited to, any reduction in the Borrowing Base as a result of any loss, damage, destruction or other casualty with respect to any Collateral giving rise to any insurance claim), (A) Agent shall turn over to Administrative Borrower any amounts received by it as loss payee under any casualty insurance maintained by Parent and its Subsidiaries, the disposition of such amounts to be subject to the mandatory prepayments provided for herein and (B) Parent and/or the applicable Borrower or Guarantor shall have the sole right to adjust or settle any claims under such insurance.

(b) With respect to any Real Property of Borrowers and Guarantors subject to a Mortgage:

(i) If any portion of any such property is located in an area identified as a special flood hazard area by the Federal Emergency Management Agency or other applicable agency, such Borrower or Guarantor shall maintain or cause to be maintained, flood insurance to the extent required by law.

(ii) The applicable Borrower or Guarantor promptly shall comply with and conform to (A) all provisions of each such insurance policy, and (B) all requirements of the insurers applicable to such party or to such property or to the use, manner of use, occupancy, possession, operation, maintenance, alteration or repair of such property, except for such non-compliance or non-conformity as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The applicable Borrower or Guarantor shall not use or permit the use of such property in any manner which could reasonably be expected to result in the cancellation of any insurance policy or could reasonably be expected to void coverage required to be maintained with respect to such property pursuant to Section 9.5(a).

(iii) If any Borrower or Guarantor is in default of its obligations to insure or deliver any such prepaid policy or policies, the result of which could reasonably be expected to have a Material Adverse Effect, then Agent, at its option upon ten (10) days’ written notice to Administrative Borrower, may effect such insurance from year to year at rates substantially similar to the rate at which such Borrower or Guarantor had insured such property, and pay the premium or premiums therefor, and Borrowers shall pay to Agent on demand such premium or premiums so paid by Agent, which shall be part of the Obligations.

(iv) If such property, or any part thereof, shall be destroyed or damaged and the reasonably estimated cost thereof would exceed $     , Administrative Borrower shall give prompt notice thereof to Agent. All insurance proceeds paid or payable in connection with any damage or casualty to any property shall be applied in the manner specified in Section 9.5(a).

9.6  Notices.  Borrowers and Guarantors shall promptly, but in any event within five (5) Business Days after a Responsible Officer knows or reasonably should know, notify Agent and each Lender of: (a) the occurrence of any Default or Event of Default; (b) any default or event of default under any Contractual Obligation of Parent or any of its Subsidiaries, other than as previously disclosed in writing to Agent and Lenders which could reasonably be expected to have a Material Adverse Effect; (c) litigation, investigation or proceeding which may exist at any time between Parent or any of its Subsidiaries and any Governmental Authority, which in either case, has or could reasonably be expected to have a Material Adverse Effect; (d) the occurrence of any default or event of default under the Term Loan Documents or the Convertible Notes; (e) any litigation or proceeding involving Collateral or affecting Parent or any of its Subsidiaries that is reasonably likely to result in an adverse determination and, if adverse, could reasonably be expected to have a Material Adverse Effect; (f) the occurrence of any ERISA Event; (g) the receipt of written notice of any material violation of any law which could reasonably be expected to have a Material Adverse Effect; (h) any release or discharge by Parent or any of its Subsidiaries of any Hazardous Materials required to be reported under applicable Environmental Laws to any Governmental Authority, unless Parent reasonably determines that the total costs arising out of such release or discharge could not reasonably be expected to have a Material Adverse Effect; (i) any condition, circumstance, occurrence or event not previously disclosed in writing to Agent that could reasonably be expected to result in liability or expense under applicable Environmental Laws, unless Parent reasonably determines that the total costs arising out of such condition, circumstance, occurrence or event could not reasonably be expected to have a Material Adverse Effect or could not reasonably be expected to result in the imposition of any Lien or other material restriction on the title, ownership or transferability of any facilities and properties owned, leased or operated by Parent or any of its Subsidiaries that could reasonably be expected to result in a Material Adverse Effect; and any proposed action to be taken by Parent or any of its Subsidiaries that could reasonably be expected to subject Parent or any of its Subsidiaries to any material additional or different requirements or liabilities under Environmental Laws, unless Parent reasonably determines that the total costs arising out of such proposed action could not reasonably be expected to have a Material Adverse Effect; (j) any loss, damage, or destruction to the Collateral in the amount of $      or more, whether or not covered by insurance; (k) any and all default notices received under or with respect to any leased location or public warehouse where Collateral, either individually or in the aggregate, in excess of $      is located. In addition, Borrowers and Guarantors shall notify Agent and each Lender at any time that a Responsible Officer has actual knowledge of, and has determined that, there has been a Material Adverse Effect. Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of Parent (and, if applicable, the relevant Affiliate or Subsidiary) setting forth details of the occurrence referred to therein and stating what action Parent (or, if applicable, the relevant Affiliate or Subsidiary) proposes to take with respect thereto. Borrowers and Guarantors shall furnish to Agent notice in writing of the details of any merger, consolidation or amalgamation or wind up, liquidation or dissolution of any Subsidiary of Parent as permitted

9.7  Environmental Laws.  Each Borrower and Guarantor shall, and shall cause any Subsidiary to,

(a) (i) comply substantially with, and require substantial compliance by all tenants, subtenants, contractors, and invitees with, all applicable Environmental Laws; (ii) obtain, comply substantially with and maintain any and all Environmental Permits necessary for its operations as conducted and as planned; and (iii) require that all tenants, subtenants, contractors, and invitees obtain, comply substantially with and maintain any and all Environmental Permits necessary for their operations as conducted and as planned, with respect to any property leased or subleased from, or operated by Parent or its Subsidiaries, in each case under clause (i), (ii) or (iii) where the failure to do so has or could reasonably be expected to have a Material Adverse Effect;

(b) promptly comply, in all material respects, with all orders and directives of all Governmental Authorities regarding Environmental Laws, other than such orders or directives (i) where the failure to comply has or could reasonably be expected to result in a Material Adverse Effect or (ii) as to which: (A) appropriate reserves have been established in accordance with GAAP; (B) an appeal or other appropriate contest is or has been timely and properly taken and is being diligently pursued in good faith; and (C) if the effectiveness of such order or directive has not been stayed, the failure to comply with such order or directive during the pendency of such appeal or contest has could reasonably be expected to result in a Material Adverse Effect;

(c) maintain its existing program, if any, reasonably designed to ensure that all the properties and operations of Parent and its Subsidiaries are periodically reasonably reviewed by competent personnel to identify and promote compliance with and to reasonably and prudently manage any material costs related to compliance with Environmental Laws that affect Parent or any of its Subsidiaries, including compliance and liabilities relating to: discharges to air and water; acquisition, transportation, storage and use of Hazardous Materials; waste disposal; species protection; and recordkeeping required under Environmental Laws.

9.8  New Inventory Locations.  Each Borrower and Guarantor may only open any new location where any Inventory may be stored so long as (a) such locations are within the United States or its territories or Canada, (b) if it is a warehouse or distribution center such location is set forth in the applicable report provided for in Section 7.1(a) to the extent required under such Section or for any other location where Inventory having an aggregate value in excess of $      is stored, Agent has received five (5) Business Days’ written notice within the time of the opening of any such new location and (c) upon Agent’s request, such Borrower or Guarantor shall use commercially reasonable efforts to obtain Collateral Access Agreements with respect to such locations (it being understood that Borrowers shall not be required to incur any expense, provide any security or agree to any adverse term or condition required in order to obtain such Collateral Access Agreements).

9.9  Compliance with ERISA.  Except as could not reasonably be expected to have a Material Adverse Effect, each Borrower and Guarantor shall, and shall cause each of its ERISA Affiliates to: (a) maintain each Plan in compliance with the applicable provisions of ERISA, the Code and other Federal and State law; (b) cause each Plan which is qualified under Section 401(a) of the Code to maintain such qualification; (c) not terminate any Pension Plan so as to incur any liability to the Pension Benefit Guaranty Corporation; (d) not allow or suffer to exist any prohibited transaction involving any Plan or any trust created thereunder which would subject such Borrower, Guarantor or such ERISA Affiliate to a tax or other liability on prohibited transactions imposed under Section 4975 of the Code or ERISA; (e) make all required contributions to any Plan which it is obligated to pay under Section 302 of ERISA, Section 412 of the Code or the terms of such Plan; (f) not allow or suffer to exist any accumulated funding deficiency, whether or not waived, with respect to any such Pension Plan; (g) not engage in a transaction that could be subject to Section 4069 or 4212(c) of ERISA; or (h) not allow or suffer to exist any occurrence of a reportable event or any other event or condition which presents a risk of termination by the Pension Benefit Guaranty Corporation of any Plan that is a single employer plan, which termination could result in any liability to the Pension Benefit Guaranty Corporation.

9.10  End of Fiscal Years.  Each Borrower and Guarantor shall, for financial reporting purposes, cause its, and each of its Subsidiary’s fiscal years to end on the Sunday closest to October 31st in any calendar year.

9.11  Additional Guaranties and Collateral Security; Further Assurances.

(a) In the case of the formation or acquisition by a Borrower or Guarantor of any Subsidiary after the date hereof (other than a Foreign Subsidiary or any Subsidiary of a Foreign Subsidiary), as to any such Subsidiary, (i) the Borrower or Guarantor forming such Subsidiary shall cause any such Subsidiary to execute and deliver to Agent, in form and substance reasonably satisfactory to Agent, a joinder agreement to the Financing Agreements in order to make such Subsidiary a party to this Agreement as a “Borrower” if it owns accounts or inventory that would constitute Eligible Accounts and Eligible Inventory or otherwise as a “Guarantor,” and a party to any guarantee as a “Guarantor” or pledge agreement as a “Pledgor,” in each case as applicable, which joinder agreement shall include, but not be limited to, supplements and amendments hereto and to any of the other Financing Agreements, authorization to file UCC financing statements, Collateral Access Agreements (to the extent required under Section 9.8), other agreements, documents or instruments contemplated under Section 5.2, corporate resolutions and other organization and authorizing documents of such Person, and, in addition, as a condition to any assets of such Subsidiary being included the Borrowing Base, except as Agent may otherwise agree, Agent shall have received favorable opinions of counsel to such person with respect to the enforceability of such joinder agreement and that as a result, the agreements to which such Subsidiary has been joined constitute the valid, binding and enforceable obligations of such Subsidiary, enforceable against it in accordance with the respective terms of such agreements and (ii) the Borrower or Guarantor forming such Subsidiary shall comply with the terms of Section 5.2 hereof with respect to the Equity Interests of such Subsidiary.

(b) With respect to any owned real property or fixtures thereon, in each case with a purchase price or a fair market value at the time of acquisition of at least $     , in which any Borrower or Guarantor acquires ownership rights at any time after the Closing Date, promptly following any request by Agent grant to Agent a Lien of record on all such owned real property and fixtures, upon terms reasonably satisfactory in form and substance to Agent, and in accordance with any applicable requirements of any Governmental Authority (including any required appraisals of such property under FIRREA); provided, that, (i) nothing in this Section 9.11(b) shall defer or impair the attachment or perfection of any security interest in any Collateral covered by any of the Financing Agreements which would attach or be perfected pursuant to the terms thereof without action by Parent, any of its Subsidiaries or any other Person, (ii) no such Lien shall be required to be granted as contemplated by this Section 9.11(b) on any owned real property or fixtures the acquisition of which is financed, or is to be financed within any time period permitted by Section 10.3(b), in whole or in part through the incurrence of Indebtedness permitted by Section 10.3(b), until such Indebtedness is repaid in full (and not refinanced as permitted by Section 10.3. In connection with any such grant to Agent of a Lien of record on any such real property in accordance with this subsection, Parent or such Subsidiary shall deliver or cause to be delivered to Agent any title searches in connection with such grant of such Lien obtained by it in connection with the acquisition of such ownership rights in such real property or any title search as Agent shall reasonably request (in light of the value of such real property and the cost and availability of such title search and whether the delivery of such title search would be customary in connection with such grant of such Lien in similar circumstances).

(c) At the request of Agent at any time and from time to time, Borrowers and Guarantors shall, at their expense, duly execute and deliver, or cause to be duly executed and delivered, such further agreements, documents and instruments, and do or cause to be done such further acts as may be reasonably necessary or proper to evidence, perfect, maintain and enforce (to the extent provided herein) the security interests and the Lien (subject to Permitted Liens) in the Collateral and to otherwise effectuate the provisions of this Agreement or any of the other Financing Agreements.

9.12  Costs and Expenses.  Borrowers and Guarantors shall pay to Agent, promptly after demand and identification thereof by Agent, all reasonable costs and expenses paid or payable in connection with the preparation, negotiation, execution, delivery, recording, syndication, administration, collection, liquidation, enforcement and defense of the Obligations, Agent’s rights in the Collateral, this Agreement, the other Financing Agreements and all other documents related hereto or thereto, including any amendments, supplements or consents which may hereafter be contemplated (whether or not executed) or entered into in respect hereof and thereof, including: (a) all reasonable costs and expenses of filing or recording (including UCC financing statement filing taxes and fees, documentary taxes, intangibles taxes and mortgage recording taxes and fees, if applicable) (and the amount of all fees required to be paid under any law, regulation or otherwise by any Governmental Authority shall be reasonable for purposes of this clause (a)), (b) reasonable costs and expenses and fees for insurance premiums, environmental audits, title insurance premiums, surveys, assessments, engineering reports and inspections, appraisal fees and search fees, background checks, costs and expenses of remitting loan proceeds, collecting checks and other items of payment, and establishing and maintaining the Concentration Accounts, together with Agent’s reasonable customary charges and fees with respect thereto, in each case with respect to environmental audits, title insurance premiums, surveys, engineering reports and otherwise solely with respect to Term Loan Priority Collateral, approved by Administrative Borrower (other than during the continuance of an Event of Default), such approval not to be unreasonably withheld, conditioned or delayed; (c) customary charges, fees or expenses charged by any Issuing Bank in connection with any Letter of Credit; (d) reasonable costs and expenses incurred by Issuing Bank and Swing Line Lender in connection with the arrangements relating to a Defaulting Lender as provided in Section 6.13; (e) actual costs and expenses of preserving and protecting the Collateral; (f) actual costs and expenses paid or incurred in connection with obtaining payment of the Obligations, enforcing the security interests and liens of Agent in the Collateral, selling or otherwise realizing upon the Collateral, and otherwise enforcing the provisions of this Agreement and the other Financing Agreements; (g) all out-of-pocket expenses and costs heretofore and from time to time hereafter incurred by Agent during the course of periodic field examinations of the Collateral and such Borrower’s or Guarantor’s operations, plus a per diem charge at Agent’s then standard rate for Agent’s examiners in the field and office (which rate as of the date hereof is $1,000 per person per day), subject to the limitations set forth in Section 7.7 hereof; and (h) the reasonable fees and disbursements of counsel (including legal assistants) to Agent in connection with any of the foregoing and in addition, at any time an

Event of Default exists or has occurred and is continuing, the reasonable fees and disbursements of one counsel (including legal assistants) to Lenders in connection with matters described in clauses (e) or (f) above. Notwithstanding the foregoing, except for taxes described in Section 9.12(a), none of Borrowers and Guarantor shall have any obligation under this Section 9.12 to Agent, Issuing Bank or any Lender with respect to any Taxes. Notwithstanding the foregoing, except for taxes described in Section 9.12(a), none of Borrowers and Guarantors shall have any obligation under this Section 9.12 to Agent, any Issuing Bank or any Lender with respect to any Taxes.

Section 10.  Negative Covenants

10.1  Limitation on Fundamental Changes.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, directly or indirectly,

(a) enter into any merger, consolidation or amalgamation with any other Person or permit any other Person to merge into or with or consolidate with it, except that (i) any Subsidiary of Parent may be merged, consolidated or amalgamated with or into Parent (provided that Parent shall be the continuing or surviving entity) or with or into any one or more wholly owned Subsidiaries of Parent (provided that the wholly owned Subsidiary or Subsidiaries of Parent shall be the continuing or surviving entity); provided that if a party to such merger, consolidation or amalgamation is a Borrower or Guarantor, the continuing or surviving entity shall be a Borrower or Guarantor, (ii) any Subsidiary of Parent may be merged, consolidated or amalgamated pursuant to a Permitted Acquisition, (iii) Parent may be merged, consolidated or amalgamated with or into a Parent Entity, provided, that (A) if the Parent Entity shall be the continuing or surviving entity, such Parent Entity shall expressly assume all of the obligations of Parent under this Agreement and the other Financing Agreement to which Parent is a party executed and delivering to Agent a joinder and such other agreements, documents and instruments as Agent may reasonably request, in a form reasonably satisfactory to Agent (and thereafter shall be deemed to be “NCI Building Systems” and “Parent” for all purposes under this Agreement and such other Financing Agreements) and (B) after giving effect thereto, no Change of Control shall occur;

(b) sell, issue, assign, lease, license, transfer, abandon or otherwise dispose of any of its Equity Interests or any of its property or assets to any other Person, except for Permitted Dispositions; provided, that, to the extent that any Disposition of any property or assets constituting Collateral is made as permitted by this Section 10.1(b), other than to a Borrower or Guarantor, or to the extent that Agent and Required Lenders may consent to any other sale or other Disposition of any property or assets, concurrently with, and subject to the satisfaction of the conditions to such sale or other Disposition (including the receipt of the Net Cash Proceeds related thereto), effective upon the transfer of the title and ownership of such property or assets, (i) the Lien of Agent on the property or assets for which title and ownership is transferred shall be released and (ii) upon the written request of Administrative Borrower, Agent shall, at Borrowers’ expense, and Lenders hereby authorize Agent to, cause to be filed a UCC financing statement amendment or other release documents necessary or reasonably desirable for the release by Agent of such property or assets from its security interest granted hereunder and, if there is a Mortgage on such Collateral, execute and deliver to Administrative Borrower a release instrument with respect thereto; or

(c) wind up, liquidate or dissolve except that any Guarantor (other than Parent) or Subsidiary of Parent may wind up, liquidate and dissolve; provided, that, in connection with any such winding up, liquidation or dissolution, (i) any Collateral of the Person so winding up, liquidating or dissolving that is a Borrower or Guarantor shall be duly and validly transferred and assigned to a Borrower or Guarantor and Agent shall maintain and have a perfected Lien upon all such assets and properties as so transferred on the terms and with the priority provided for in the Financing Agreements and (ii) in the case of a Borrower, (A) such Borrower shall not have any property or assets constituting Revolving Loan Priority Collateral and Agent shall have received a Borrowing Base Certificate that does not include any assets of such Borrower as part of the calculation of the Borrowing Base, and (B) simultaneously with the commencement of such winding up, liquidation or dissolution, its right to borrow hereunder shall automatically terminate and Agent and Lenders shall have no further obligations to make any Loans to, or provide any Letters of Credit for, such Person.

10.2  Encumbrances.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, create, incur, assume or suffer to exist any security interest, mortgage, pledge, Lien, charge or other encumbrance of any nature whatsoever on any of its assets or properties, including the Collateral, except the Permitted Liens.

10.3  Indebtedness.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Indebtedness, or guarantee Indebtedness, obligations or dividends of any other Person (other than pursuant to Permitted Guarantees), except:

(a) the Obligations;

(b) Indebtedness arising after the date hereof (including pursuant to Capital Leases) either:

(i) incurred to finance or refinance the acquisition, leasing, construction or improvement of Equipment or Real Property or other fixed or capital assets, or

(ii) secured by security interests, mortgages or other Liens on Equipment or Real Property or other fixed or capital assets acquired after the date hereof, or

(iii) otherwise in respect of Capital Leases;

provided, that, (A) the aggregate principal amount of Indebtedness incurred under this clause (b) in any fiscal year of Parent shall not exceed $10,000,000 in the aggregate, provided, that in the event that the aggregate principal amount of such Indebtedness incurred during any fiscal year commencing with the fiscal year of Parent ending on November 2, 2009 is less than $10,000,000 for such year, the amount by which $10,000,000 exceeds the amount of the Indebtedness incurred in such year may be carried forward to and incurred during the subsequent fiscal year only and in no event shall the aggregate principal amount of such Indebtedness incurred in any fiscal year after giving effect to any carry forward of amounts from the prior fiscal year or otherwise exceed $20,000,000 in the aggregate, and (B) any security interests, mortgages or other Liens on Equipment or Real Property provided for above shall not apply to any property or assets constituting Revolving Loan Priority Collateral;

(c) Indebtedness of any Borrower, Guarantor or Existing Foreign Subsidiary to any other Borrower or Guarantor or any other Subsidiary of Parent;

(d) Indebtedness of any Borrower or Guarantor entered into in the ordinary course of business pursuant to a Hedge Agreement; provided, that, (i) such arrangements are not for speculative purposes, and (ii) are with reputable financial institutions or vendors;

(e) Indebtedness under the Term Loan Documents; provided, that, (i) the aggregate principal amount of such Indebtedness shall not exceed $150,000,000 outstanding at any time, and (ii) such Indebtedness is, and at all times shall be, subject to the terms and conditions of the Intercreditor Agreement;

(f) Indebtedness evidenced by the Convertible Notes in the aggregate principal amount outstanding not to exceed $9,000,000; provided, that, all such Indebtedness shall be repaid, redeemed, defeased, discharged or otherwise acquired or retired in full no later than November 27, 2009, with payment therefor to be made only from the Convertible Note Account;

(g) Indebtedness to an insurance company or Affiliate thereof arising pursuant to financing of insurance premiums payable on insurance policies maintained by any Borrower or Guarantor or any Subsidiary;

(h) unsecured Indebtedness of Parent or any of its Subsidiaries incurred to finance all or a portion of the purchase price for any Permitted Acquisition; provided, that, (i) such Indebtedness is incurred prior to or substantially contemporaneously with the consummation of such acquisition or within three (3) months thereafter, (ii) if such Indebtedness is owed to a Person other than the Person from whom such acquisition is made or any Affiliate thereof, such Indebtedness shall be on terms and conditions reasonably satisfactory to Agent and the aggregate principal amount of such Indebtedness, shall not exceed fifty (50%) percent of the purchase price of such acquisition (or such greater percentage as shall be reasonably satisfactory to Agent) and (iii) as of the date of incurring such Indebtedness and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing;

(i) Indebtedness assumed by Parent or any of its Subsidiaries pursuant to a Permitted Acquisition; provided that (i) such Indebtedness shall not have been incurred by any party in contemplation of the acquisition and (ii) immediately after giving effect to such acquisition, no Event of Default shall exist or have occurred and be continuing;

(j) Indebtedness evidenced by notes or other debt securities or Subordinated Debt arising after the date hereof; provided, that: (i) no principal payments in respect of such Indebtedness shall be due earlier than six (6) months after the Maturity Date, other than for mandatory prepayments based on asset dispositions and change of control, (ii) subject to the Intercreditor Agreement, the Net Cash Proceeds of such Indebtedness shall be paid to Agent for application to the Obligations to the extent required under Section 2.5(c), (iii) the aggregate principal amount of all such Indebtedness incurred pursuant to this Section 10.3(j) shall not exceed $100,000,000 at any time outstanding, and (iv) as of the date of incurring such Indebtedness and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing;

(k) Indebtedness in respect of performance bonds, bid bonds, material and supply bonds, tax bonds, appeal bonds, surety bonds, judgment bonds, replevin and similar bonds and obligations, in each case provided or entered into in the ordinary course of business;

(l) Indebtedness arising in connection with the endorsement of instruments for deposit or collection in the ordinary course of business;

(m) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that, (i) such Indebtedness is extinguished within two (2) Business Days of incurrence and (ii) the aggregate principal amount of such Indebtedness outstanding at any time shall not exceed $     ;

(n) Indebtedness incurred in respect of Bank Products (other than Hedge Agreements), including cash management obligations, netting services, overdraft protection and similar arrangements in the ordinary course of business in each case arising under standard terms of any Bank Product Provider at which Parent or any Subsidiary maintains an overdraft, cash pooling or similar facility or agreement;

(o) Indebtedness in respect of obligations evidenced by bonds, debentures, notes or similar instruments issued as payment-in-kind interest payments in respect of Indebtedness otherwise permitted under this Section 10.3;

(p) accretion of the principal amount of obligations evidenced by bonds, debentures, notes or similar instruments in respect of Indebtedness otherwise permitted under this Section 10.3 issued at any original issue discount;

(q) Guaranty Obligations in respect of Indebtedness of a Borrower, Guarantor or a Subsidiary to the extent that such Indebtedness is otherwise permitted pursuant to this Section 10.3;

(r) Indebtedness of any Foreign Subsidiary (other than a Borrower or Guarantor);

(s) Indebtedness of Parent or any of its Subsidiaries arising after the date hereof in connection with the issuance by any State, county or municipal industrial development authority or similar Governmental Authority of industrial development or revenue bonds or similar obligations secured by Real Property or Equipment or other fixed or capital assets leased to and operated by Parent or such Subsidiary; provided, that, Parent or any such Subsidiary may obtain title to such assets free and clear of any Lien related to such industrial development or revenue bonds or similar obligations at any time by optionally canceling such bonds or obligations, paying a nominal fee and terminating such financing transaction;

(t) Indebtedness of Parent or any of its Subsidiaries arising after the date hereof in connection with the issuance by any State, county or municipal industrial development authority or similar Governmental Authority of industrial development or revenue bonds or similar obligations secured by Real Property or Equipment or other fixed or capital assets leased to and operated by Parent or such Subsidiary that were issued in connection with the financing of, or the renewal, extension, replacement, refinancing or rollover of financing with respect to, such assets; provided, that, (i) the aggregate principal amount of such Indebtedness outstanding at any time shall not exceed $30,000,000, and (ii) as of the date any such Indebtedness is incurred and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing;

(u) the Indebtedness set forth on Schedule 10.3 hereto; and

(v) Indebtedness of any Borrower or Guarantor arising after the date hereof issued in exchange for, or the proceeds of which are used to extend, refinance, replace or substitute for, in whole or in part, Indebtedness permitted under Sections 10.3(b), 10.3(e), 10.3(h), 10.3(i), 10.3(j), 10.3(o), 10.3(p), 10.3(r), 10.3(t), or 10.3(u) hereof (the “Refinancing Indebtedness”); provided, that, (i) as to any such Refinancing Indebtedness under Section 10.3(e) or 10.3(j), the Refinancing Indebtedness shall have a Weighted Average Life to Maturity and a final maturity equal to or greater than the Weighted Average Life to Maturity and the final maturity, respectively, of the Indebtedness being extended, refinanced, replaced, or substituted for, (ii) the Refinancing Indebtedness shall rank in right of payment no more senior than, and be at least subordinated (if subordinated) in right of payment to, the Obligations as the Indebtedness being extended, refinanced, replaced or substituted for, (iii) as of the date of incurring such Indebtedness and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing, (iv) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness (less any original issue discount, if applicable) shall not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, replaced or substituted for (plus the amount of accrued interest and premium (including applicable prepayment penalties) thereon, plus discounts, commissions and other reasonable fees and expenses incurred in connection therewith), (v) the Refinancing Indebtedness may be secured by substantially the same or all or part of the property or assets (including after-acquired property as applicable) as the Indebtedness so extended, refinanced replaced or substituted for, provided, that, such security interests (if any) with respect to the Refinancing Indebtedness shall have a priority no more senior than, and be at least as subordinated, if subordinated (on terms and conditions substantially similar to (or no less favorable to the Lenders than) the subordination provisions applicable to the Indebtedness so extended, refinanced, replaced or substituted for or as is otherwise reasonably acceptable to Agent) as the security interests with respect to the Indebtedness so extended, refinanced, replaced or substituted for;

(w) unsecured Indebtedness not otherwise permitted by the preceding clauses of this Section 10.3; provided, that, the aggregate principal amount of such Indebtedness outstanding at any time shall not exceed $5,000,000.

For purposes of determining compliance with this Section 10.3, in the event that any Indebtedness meets the criteria of more than one of the types of Indebtedness described in clauses (a) through (w) above, Administrative Borrower shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause).

10.4  Investments.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, directly or indirectly, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary immediately prior to such merger) any Equity Interests, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, or make or permit to exist any capital contribution or other investment in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit or all or a substantial part of the assets or property of any other Person (whether through purchase of assets, merger or otherwise), or acquire any Subsidiaries, or agree to do any of the foregoing, except subject to and conditioned upon the prior written consent of Agent and Lenders to the extent required hereunder (each of the foregoing an “Investment”), except (a) Permitted Investments and (b) Permitted Acquisitions. For purposes of determining compliance with this Section 10.4, in the event that any Investment meets the criteria of more than one of the types of Investments described in the definitions of the terms Permitted Investments and Permitted Acquisitions, Administrative Borrower shall classify such item of Investment and may include the amount and type of such Investment in one or more of such clauses (including in part under one such clause and in part under another such clause).

10.5  Restricted Payments.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except:

(a) any Subsidiary of Parent may make Restricted Payments with regard to its Equity Interests to Parent or to a wholly-owned Subsidiary of Parent which owns Equity Interests therein;

(b) any non-wholly-owned Subsidiary of Parent may make Restricted Payments to holders of its Equity Interests so long as Parent or its respective Subsidiary which owns the Equity Interests in the Subsidiary making such Restricted Payments receives at least its proportionate share thereof (based upon its relative holding of the Equity Interests in the Subsidiary making such Restricted Payments and taking into account the relative preferences, if any, of the various classes of Equity Interests of such Subsidiary);

(c) Parent may pay cash dividends or distributions to any Parent Entity that are used to reimburse or pay all reasonable fees and expenses incurred in connection with the Transactions and the other transactions expressly contemplated by this Agreement and the other Financing Agreements;

(d) Parent and any of its Subsidiaries may pay cash dividends or distributions that are used to reimburse or pay reasonable and necessary expenses (including professional fees and expenses) (other than taxes) incurred by any Parent Entity in connection with (i) registration, public offerings and exchange listing of equity or debt securities and maintenance of the same, (ii) compliance with reporting obligations under, or in connection with compliance with, any Requirement of Law, any rules of any self-regulatory body or stock exchange, this Agreement or any of the other Financing Agreements, or any other agreement or instrument relating to Indebtedness of any Borrower, Guarantor or Subsidiary, (iii) indemnification and reimbursement of directors, officers and employees in respect of liabilities relating to their serving in any such capacity, or obligations in respect of director and officer insurance (including premiums therefor) and (iv) otherwise incurred in the ordinary course of business, provided that, in the case of clause (i) above, if any Parent Entity shall own any material assets other than the Equity Interests of Parent or another Parent Entity or other assets relating to the ownership interest of such Parent Entity in another Parent Entity, Parent or its Subsidiaries, with respect to such Parent Entity such cash dividends and distributions shall be limited to the reasonable and proportional share, as determined by Parent in its reasonable discretion, of such expenses incurred by such Parent Entity relating or allocable to its ownership interest in another Parent Entity, Parent and its Subsidiaries, and such other assets;

(e) Parent and any of its Subsidiaries may pay, without duplication, cash dividends distributions and other payments (i) pursuant to the Tax Sharing Agreement and (ii) to any Parent Entity to pay any Related Taxes;

(f) Parent may make payments to repurchase or redeem Equity Interests and options to purchase Equity Interests of Parent or any Parent Entity held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of any Borrower, Guarantor or Subsidiary, upon their death, disability, retirement, severance or termination of employment or service; provided, that, the aggregate cash consideration paid for all such payments, repurchases or redemptions shall not exceed (i) $      in any fiscal year of Parent or (ii) $      during the term of this Agreement;

(g) each Borrower and Guarantor, and each Subsidiary, may declare and make dividends or make other Restricted Payments payable solely in the Equity Interests of such Person (other than Disqualified Equity Interests);

(h) Parent may repurchase or withhold Equity Interests of Parent in connection with the exercise of stock options or warrants or the vesting of restricted stock (including restricted stock units) if such Equity Interests represent a portion of the exercise price of, or withholding obligation with respect to, such options, warrants or restricted stock;

(i) Parent may make Restricted Payments substantially contemporaneously with, or within ninety (90) days after the receipt of, Net Cash Proceeds from any issuance or sale of its Equity Interests (other than Disqualified Equity Interests) or from an equity capital contribution made after the Closing Date (and not including the equity contribution contemplated under Section 4.1 hereof), in an amount equal to all or any portion of such Net Cash Proceeds;

(j) Parent may pay or make distributions to any Parent Entity that are used to reimburse or pay any of the following (i) accounting, legal, administrative and other general corporate and overhead expenses, franchise or similar taxes and other fees and expenses required to maintain the existence of such Parent Entity and to pay other operating costs and expenses, including salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any such Parent Entity, in each case as to any of the foregoing only to the extent related to, and required for, the existence of such Parent Entity, or as are reasonably and in good faith determined by Parent to be allocable to the operation of Parent and its Subsidiaries or to such Parent Entity’s ownership interest therein (directly or through another Parent Entity), and (ii) reasonable directors fees and out-of-pocket expenses of directors of any Parent Entity, in each case in an amount not more than the portion of such fees and expenses as are reasonably and in good faith determined by Parent to be allocable to the operation of Parent and its Subsidiaries or to such Parent Entity’s ownership interest therein (directly or through another Parent Entity);

(k) Parent and any of its Subsidiaries may pay cash dividends and make other Restricted Payments; provided that:

(i) either:

(A) as of the date of the payment of any such dividend or other Restricted Payment and after giving effect thereto, Excess Availability shall be not less than the greater of (1) $30,000,000 or (2) twenty-four (24%) percent of the lesser of the Maximum Credit or the Borrowing Base, on a pro forma basis using the Excess Availability as of the date of the most recent calculation of the Borrowing Base immediately prior to any such dividend or other Restricted Payment; or

(B) on a pro forma basis, after giving effect to such dividend or other Restricted Payment, the Consolidated Fixed Charge Coverage Ratio for Parent and its Subsidiaries for the immediately preceding twelve (12) consecutive month period ending on the last day of the fiscal month prior to the date of the payment thereof for which Agent has received financial statements shall be equal to or greater than 1.00 to 1.00; provided, that, for purposes of determining the Consolidated Fixed Charge Coverage Ratio under this Section 10.5(k) only, Fixed Charges shall include all prepayments of Indebtedness made in such period; and

(ii) [the aggregate amount of such dividends or Restricted Payments paid pursuant to this clause (k) shall not exceed the amount equal to fifty (50%) percent of the Adjusted Consolidated Net Income accrued during the period (treated as one accounting period) beginning on [ ], 2009 to the end of the most recent fiscal quarter for which consolidated financial statements of Parent are available];

(iii) no such dividends or other Restricted Payments are made prior to the first anniversary of the date hereof, and

(iv) as of the date of such dividend or other Restricted Payment and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing; and

(v) Agent shall have received a certificate of a Responsible Officer of Parent certifying on behalf of Parent to Agent and Lenders that such dividend or other Restricted Payment complies with the terms of this clause;

(l) Parent and any of its Subsidiaries may pay other cash dividends or other Restricted Payments; provided, that,

(i) no such dividend or other Restricted Payments are made prior to the first anniversary of the date hereof, and

(ii) as of the date of any such dividend or other Restricted Payment and after giving effect thereto, each of the Payment Conditions is satisfied; and

(iii) Agent shall have received a certificate of a Responsible Officer of Parent certifying on behalf of Parent to Agent and Lenders that such dividend or other Restricted Payment complies with the terms of this clause.

10.6  Transactions with Affiliates.  Each Borrower and Guarantor shall not, directly or indirectly, purchase, acquire or lease any property from, or sell, transfer or lease any property to, any Affiliate of such Borrower or Guarantor or pay any management, consulting, advisory, brokerage or similar fees to any Affiliate of such Borrower or Guarantor, except upon terms no less favorable to such Borrower or Guarantor than such Borrower or Guarantor would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate, provided, that, nothing contained in this Section 10.6 shall be deemed to prohibit:

(a) Restricted Payments permitted under Section 10.5 hereof or entering into the Tax Sharing Agreement;

(b) loans and other Investments permitted under clauses (f), (h), (i), (j), (l) or (o) of the definition of Permitted Investments;

(c) reasonable director, officer and employee compensation (including bonuses and stock option programs) benefits and indemnification arrangements, in each case approved by the Board of Directors (or a committee thereof) of such Borrower, Parent or Guarantor;

(d) Parent or any of its Subsidiaries from entering into or performing an agreement with Sponsor, any CD&R Investor or any Affiliate of Sponsor or any CD&R Investor for the rendering of management consulting, monitoring, financial advisory or other services for compensation not to exceed in the aggregate $2,000,000 per year plus reasonable out-of-pocket expenses; provided, that no payments of such compensation shall be made (other than for reasonable out-of-pocket expenses) if as of the date of any such payment, and after giving effect thereto, an Event of Default shall exist or have occurred and be continuing;

(e) Parent or any of its Subsidiaries from entering into, making payments pursuant to and otherwise performing an indemnification and contribution agreement in favor of any Permitted Holder and each person who is or becomes a director, officer, agent or employee of Parent or any of its Subsidiaries that has been approved by the Board of Directors (or a committee thereof) of Parent, or of such Borrower or Guarantor, in respect of liabilities (i) arising under the Securities Act, the Exchange Act and any other applicable securities laws or otherwise, in connection with any offering of securities by any Parent Entity (provided that, if such Parent Entity shall own any material assets other than the Capital Stock of Parent or another Parent Entity, or other assets relating to the ownership interest of such Parent Entity in Parent or another Parent Entity, such liabilities shall be limited to the reasonable and proportional share, as determined by Parent in its reasonable discretion, of such liabilities relating or allocable to the ownership interest of such Parent Entity in Parent or another Parent Entity and such other related assets) or Parent or any of its Subsidiaries, (ii) incurred to third parties for any action or failure to act of Parent or any of its Subsidiaries, predecessors or successors, (iii) arising out of the performance by Sponsor, any CD&R Investor or any Affiliate of Sponsor or any CD&R Investor of management consulting, monitoring, financial advisory or other services provided to Parent or any of its Subsidiaries, (iv) arising out of the fact that any indemnitee was or is a director, officer, agent or employee of Parent or any of its Subsidiaries, or is or was serving at the request of any such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise or (v) to the fullest extent permitted by Delaware or other applicable state law, arising out of any breach or alleged breach by such indemnitee of his or her fiduciary duty as a director or officer of Parent or any of its Subsidiaries;

(f) Parent or any of its Subsidiaries from entering into or performing the Investment Documents, or any agreements or commitments with or to any Affiliate existing on the Closing Date and described on Schedule 10.6;

(g) any transaction permitted under Section 10.1;

(h) transactions between any Borrower or Guarantor and any other Borrower or Guarantor that are not prohibited by the terms of this Agreement;

(i) the payment of expenses incurred in connection with the Transactions and the other transactions expressly contemplated by this Agreement and the other Financing Agreements on or about the Closing Date;

(j) sales or issuances of Equity Interests of a Borrower or Guarantor to an Affiliate thereof not otherwise prohibited by this Agreement and the granting of registration and other customary rights in connection therewith;

(k) payments to Sponsor or any of its Affiliates of fees of up to $8,250,000 in the aggregate, plus out-of-pocket expenses, in connection with the Transactions;

(l) Transactions with Existing Foreign Subsidiaries in the ordinary course of the business of Borrowers and Guarantors; and

(m) the Transactions and all transactions relating thereto contemplated by this Agreement.

For purposes of this Section 10.6, (A) any transaction with any Affiliate shall be deemed to have satisfied the standard set forth in the first sentence hereof if (i) such transaction is approved by a majority of the Disinterested Directors of the board of directors of the applicable Borrower or Guarantor, or (ii) in the event that at the time of any such transaction, there are no Disinterested Directors serving on the board of directors of such Borrower or Guarantor, such transaction shall be approved by a nationally recognized expert with expertise in appraising the terms and conditions of the type of transaction for which approval is required, and (B) “Disinterested Director” shall mean, with respect to any Person and transaction, a member of the board of directors of such Person who does not have any material direct or indirect financial interest in or with respect to such transaction or, to the extent any such transaction involves Sponsor, the member of the board of directors is not an officer, director or employee of Sponsor.

10.7  Change in Business.  Each Borrower and Guarantor shall not engage in any business other than the business of any Borrower or Guarantor on the date hereof and any business reasonably related, ancillary or complementary to the business in which any Borrower or Guarantor is engaged on the date hereof, and any other business that in the aggregate is not material to Parent and its Subsidiaries taken as a whole.

10.8  Limitation of Restrictions Affecting Subsidiaries.  Each Borrower and Guarantor shall not, directly, or indirectly, create or otherwise cause or suffer to exist any encumbrance or restriction which prohibits or limits the ability of any Subsidiary of such Borrower or Guarantor to (a) pay dividends or make other distributions or pay any Indebtedness owed to such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor (other than dividends or distributions paid or made by Parent); (b) make loans or advances to such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor, (c) transfer any of its properties or assets to such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor; or (d) in the case of any Borrower or Guarantor, create, incur, assume or suffer to exist any Lien in favor of any of Secured Parties upon any of its property, assets or revenues constituting Revolving Loan Priority Collateral or affecting the rights or remedies of Agent with respect thereto, whether now owned or hereafter acquired (provided, that, to the extent otherwise expressly permitted hereunder, dividend or liquidation priority between classes of Equity Interests, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such a Lien, encumbrance or restriction); except, for, encumbrances and restrictions arising under, pursuant to or by reason of (i) applicable law, rule, regulation or order, or required by any regulatory authority, (ii) this Agreement, the other Financing Agreements, the Term Loan Documents (as in effect on the date hereof), the documents relating to Indebtedness permitted by Section 10.3(j) or Sections 10.3(s) or 10.3(t) (and, in the case of Indebtedness permitted under Sections 10.3(s) or 10.3(t), any encumbrance or restriction shall only be effective against the assets financed or acquired thereby) hereof and the documents relating to any Refinancing Indebtedness in respect of any of the foregoing, (iii) customary provisions restricting subletting, assignment or transfer of any lease governing a leasehold interest of such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor, (iv) customary restrictions on dispositions of real property interests found in reciprocal easement agreements of such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor, (v) any agreement relating to permitted Indebtedness incurred by a Subsidiary of such Borrower or Guarantor prior to the date on which such Subsidiary was acquired by such Borrower or such Guarantor and outstanding on such acquisition date or any agreement or instrument of a Person, or relating to Indebtedness or Capital Stock of a Person, which Person is acquired by or merged or consolidated with or into Parent or any of its Subsidiaries, or which agreement or instrument is assumed by Parent or any of its Subsidiaries in connection with an acquisition of assets from such Person, as in effect at the time of such acquisition, merger or consolidation, (vi) with respect to a Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary (or the property or assets that are subject to such restriction), during an interim period prior to the closing of such sale or disposition of such Capital Stock, property or assets, (vii) customary restrictions on the assignment or transfer of any licenses or other contracts, or of any property or assets subject thereto, (viii) customary restrictions in agreements relating to purchase money financing arrangements (or other arrangements relating to Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets) or contained in pledges, mortgages or other security agreements with respect to such property or assets, (ix) the extension, replacement or continuation of contractual obligations in existence on the date hereof; provided, that, any such encumbrances or restrictions taken as a whole contained in such extension, replacement or continuation are no less favorable to Agent and Lenders in any material respect than those encumbrances and restrictions under or pursuant to the contractual obligations so extended, replaced or continued, (x) agreements entered into in the ordinary course of business with customers or supplier as to cash or other deposits or net worth required by such customers or suppliers, (xi) customary provisions in joint venture or other agreements or instruments entered into in the ordinary course of business of the applicable Person (xii) any other agreement or instrument in effect at or entered into on the Closing Date, (xiii) Hedging Agreements, (xiv) pursuant to an agreement or instrument (a “Refinancing Agreement”) effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (v) or (xii) of this Section 10.8 or this clause (xiii) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are no less favorable to Agent and the Lenders in any material respect than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates, or (xv) an agreement or instrument relating to (A) any Indebtedness incurred after the date hereof if such encumbrances and restrictions taken as a whole are no less favorable to Agent and the Lenders in any material respect either than the encumbrances and restrictions contained in the Initial Agreements, or than is customary in comparable financings, or (B) any sale of receivables by a Foreign Subsidiary, and except for encumbrances and restrictions that arise or are agreed to in the ordinary course of business and do not detract from the value of property or assets of Parent or any of its Subsidiaries in any manner material to Parent or such Subsidiary.

10.9  Certain Payments of Indebtedness, Etc.  Borrowers and Guarantors shall not, and shall not permit any Subsidiary to, make or agree to make any optional or voluntary payment, prepayment, redemption, retirement, defeasance, purchase or sinking fund payment or other acquisition for value of any of the principal of its Indebtedness prior to the stated maturity thereof other than the Indebtedness under the Financing Agreements (including, without limitation, by way of depositing money or securities with the trustee therefor before the date required for the purpose of paying any portion of such Indebtedness when due), or otherwise set aside or deposit or invest any sums for such purpose (each, an “Optional Payment”); except, that:

(a) any of Borrowers and Guarantors, and any such Subsidiary, may make Optional Payments in respect of its Indebtedness permitted under Sections 10.3(a), 10.3(c), 10.3(d), 10.3(g),10.3(m), 10.3(n), 10.3(r), 10.3(s) and 10.3(w);

(b) any of Borrowers and Guarantors, and any such Subsidiary, may make Optional Payments of its Indebtedness with (i) the proceeds of Refinancing Indebtedness to the extent permitted in Section 10.3(v) or (ii) in exchange for any Equity Interests of Parent or any Parent Entity and/or with Net Cash Proceeds of the issuance or sale of any such Equity Interests;

(c) Parent may establish and maintain the Convertible Note Account and make Optional Payments in respect of the Indebtedness evidenced by the Convertible Notes with the proceeds of funds then held in the Convertible Note Account;

(d) Parent may make Optional Payments in respect of the Term Loan Debt, provided, that, as to any such Optional Payment, each of the following conditions is satisfied: (i) no such Optional Payment shall be made prior to January 1, 2012, (ii) in no event shall the aggregate amount of such Optional Payments in any fiscal year of Parent exceed $15,000,000, (iii) as of the date of any such Optional Payment and after giving effect thereto, using the most recent calculation of the Borrowing Base prior to the date of any such Optional Payment, on a pro forma basis, Excess Availability shall be not less than the greater of (A) $30,000,000 or (B) twenty-four (24%) percent of the lesser of (1) the Maximum Credit or (2) the Borrowing Base, and (iv) as of the date of any such Optional Payment, and after giving effect thereto, no Event of Default shall exist or have occurred and be continuing;

(e) any of Borrowers and Guarantors, and any such Subsidiary, may make Optional Payments in respect of any of its Indebtedness; provided, that, (i) the aggregate amount of all such Optional Payments in any fiscal year of Parent shall not exceed $5,000,000 and (ii) as of the date of any such Optional Payment, no Event of Default shall exist or have occurred and be continuing;

(f) any of Borrowers and Guarantors, and any such Subsidiary, may make Optional Payments in respect of any of its Indebtedness not otherwise permitted under this Section 10.9, provided, that, as of the date of any such Optional Payment and after giving thereto, the Payment Conditions are satisfied and Agent shall have received a certificate of a Responsible Officer of Parent certifying on behalf of Parent to Agent and Lenders that such payment complies with the terms of this clause.

10.10  Modifications of Indebtedness, Organizational Documents and Certain Other Agreements.  Borrowers and Guarantors shall not, and shall not permit any Subsidiary to:

(a) amend, supplement, modify or otherwise change its certificate of incorporation, articles of association, certificate of formation, limited liability agreement, limited partnership agreement or other organizational documents, as applicable, except for amendments, supplements, modifications or other changes (i) pursuant to transactions permitted under Section 10.1 or (ii) that do not adversely affect the ability of a Borrower, Guarantor or such Subsidiary to borrow hereunder or otherwise adversely affect the interests of Agent or Lenders in any material respect;

(b) amend, supplement, modify or otherwise change, pursuant to a waiver or otherwise (or permit the amendment, modification or other change in any manner of) any of the provisions of any of Term Loan Documents, the Convertible Notes, any Subordinated Debt or any agreements related to the Indebtedness permitted under Section 10.3 (j) hereof, in a manner that shortens the fixed maturity or increases the principal amount thereof, except in the case of the Term Loan Documents as permitted by the Intercreditor Agreement; or

(c) amend, supplement, modify or otherwise change, pursuant to a waiver or otherwise, the terms and conditions of the Tax Sharing Agreement in any manner that would increase the amounts payable by Parent or any of its Subsidiaries thereunder, (other than amendments reasonably reflecting changes in law or regulations after the date hereof), or otherwise amend, supplement, modify or otherwise change the terms and conditions of the Tax Sharing Agreement (except to the extent that any such amendment, supplement or modification could not reasonably be expected to have a Material Adverse Effect).

10.11  Sale and Leaseback Transactions.  Borrowers and Guarantors shall not, and shall not permit any Subsidiary to, enter into any Sale and Leaseback Transaction, provided that a Sale and Leaseback Transaction shall be permitted so long as (a) the assets sold or otherwise subject to any Disposition in connection with such Sale and Leaseback Transaction shall not include any of the Revolving Loan Priority Collateral; (b) subject to the Intercreditor Agreement, the Net Cash Proceeds from such sale are applied to the Obligations to the extent required under Section 2.5(b); (c) in the event that the lease back of such property is pursuant to a Capital Lease, the Indebtedness arising pursuant to such Capital Lease is permitted under Section 10.3; (d) in the event that the lease back of such property is pursuant to an operating lease, such lease shall be on market terms as reasonably determined by Parent; and (e) Borrowers and Guarantors shall have used commercially reasonable efforts to obtain from the purchaser or transferee a Collateral Access Agreement with respect to the property subject to such Sale and Leaseback Transaction duly executed and delivered by the purchaser or transferee to the extent contemplated by Sections 5.2 or 9.8 (it being understood that Borrowers and Guarantors shall not be required to incur any expense, provide any security or agree to any adverse term or condition exclusively and directly required in order to obtain such Collateral Access Agreement).

10.12  Designation of Designated Senior Debt.  Borrowers and Guarantors shall not designate any Indebtedness, other than the Obligations, as “Designated Senior Debt,” or any similar term under and as defined in the agreements relating to the Convertible Notes or any Subordinated Debt of any Borrower or Guarantor which contains such designation. Borrowers and Guarantors shall designate the Obligations as “Designated Senior Debt” or any similar term under and as defined in the agreements relating to any Subordinated Debt of any Borrower or Guarantor which contains such designation.

Section 11.  Financial Covenant

11.1  Consolidated Fixed Charge Coverage Ratio.  At any time that Excess Availability is less than the greater of (a) $15,000,000 or (b) fifteen (15%) percent of the lesser of the Maximum Credit or the Borrowing Base (such amount, the “applicable amount”), and at all times thereafter (except as otherwise provided below), the Consolidated Fixed Charge Coverage Ratio of Parent and its Subsidiaries (on a consolidated basis) determined as of the end of each fiscal month most recently ended for which Agent has received financial statements shall be not less than 1.0 to 1.0 for the period of the immediately preceding twelve (12) consecutive fiscal months prior to such fiscal month end; provided, that, if, at any time after Excess Availability shall be less than the applicable amount, then Excess Availability shall be greater than such amount for ninety (90) consecutive days (or ten (10) consecutive days if Borrowers have received a cash capital contribution from CD&R or the CD&R Investors in an amount equal to the greater of (i) such amount so that Excess Availability is greater than the applicable amount after the application of the proceeds of such contribution to Qualified Cash or to prepay the Revolving Loans and (ii) $2,500,000), Parent and its Subsidiaries shall not thereafter be required to comply with the Consolidated Fixed Charge Coverage Ratio as set forth above until such time as Excess Availability shall again be less than the applicable amount; provided, that, in the event that Agent receives reasonably satisfactory evidence that, within five (5) Business Days after the date that Excess Availability is less than the applicable amount, CD&R has requested payments from the CD&R Investors in accordance with the terms of the agreements of CD&R with such CD&R Investors in an amount sufficient to increase the Excess Availability in excess of the then applicable amount, Parent and its Subsidiaries shall not thereafter be required to comply with the Consolidated Fixed Charge Coverage Ratio as set forth above for a period of fifteen (15) Business Days (as increased by the number of days, if any, necessary to permit the passage of ten (10) consecutive days from the date of the receipt by Borrowers of such cash capital contribution (the “Non-Test Period”)) and during the Non-Test Period, Borrowers will not request, and Agent and Lenders will not be required to make any Loans, except in the discretion of Agent and Required Lenders. Any subsequent increase in Excess Availability after it has been less than the applicable amount shall not be the basis for any cure of any Event of Default arising prior thereto as a result of the failure to comply with the covenant in this Section 11.1.

Section 12.  Events of Default and Remedies

12.1  Events of Default.  The occurrence or existence of any one or more of the following events are referred to herein individually as an “Event of Default,” and collectively as “Events of Default”:

(a) any Borrower fails to make any principal payment hereunder when due in accordance with the terms hereof (whether at stated maturity, by mandatory prepayment or otherwise) or fails to pay interest, fees or any of the other Obligations within three (3) Business Days after any such interest or other amount becomes due in accordance with the terms hereof;

(b) any Borrower or Guarantor:

(i) fails to perform or observe any of the covenants or other agreements contained in Sections 5.2(a), (d), (e), and (h), 6.6, 7.1, 7.2, 7.3, 7.7, 7.8, 9.1, 9.2, 9.5 (as it relates to Revolving Loan Priority Collateral), 9.6(a), 10 and 11 of this Agreement or the sections specified on Schedule 12.1 hereto of the other Financing Agreements; provided, that, in the case of a default in the observance or performance of its obligations under Section 9.6(a) hereof, such default shall have continued unremedied for a period of two (2) Business Days after a Responsible Officer of Parent shall have discovered such default, or

(ii) fails to perform or observe any of the covenants or other agreements contained in Sections 6.7, 7.4, 9.3, 9.4, 9.5 (as it relates to property other than Revolving Loan Priority Collateral), 9.6(b), 9.6(d), 9.6(j), 9.6(k), 9.8, 9.9, 9.11(c), of this Agreement and such failure continues for a period of fifteen (15) days after the earlier of: (A) the date on which such failure is first known to any Responsible Officer of Parent or (B) the date on which written notice thereof is given to Administrative Borrower by Agent;

(iii) fails to perform or observe any of the covenants or other agreements contained in this Agreement or any of the other Financing Agreements other than those described in Sections 12.1(b)(i) and 12.1(b)(ii) above and such failure shall continue for thirty (30) days after the earlier of: (A) the date on which such failure is first known to any Responsible Officer of Parent or (B) the date on which written notice thereof is given to Administrative Borrower by Agent; or

(c) any representation or warranty made by any Borrower or Guarantor to Agent or any Lender in this Agreement, the other Financing Agreements or that is contained in any certificate furnished pursuant hereto that is qualified as to materiality or Material Adverse Effect shall when made or deemed made be incorrect and any other such representation or warranty made by any Borrower or Guarantor to Agent or any Lender shall when made or deemed made be incorrect in any material respect;

(d) any Guarantor revokes or terminates any guarantee of such party of the Obligations in favor of Agent or any Lender, except as a result of a transaction permitted under Section 10.1 hereof or as otherwise permitted hereunder or any of the other Financing Agreements;

(e) (i) one or more judgments, orders or decrees for the payment of money in an aggregate amount in excess of $      (net of any insurance or indemnity payments actually received in respect thereof prior to or within sixty (60) days from the entry thereof) shall be rendered against any Borrower or Guarantor or any combination thereof and the same shall remain undischarged, unvacated or unbonded for a period of sixty (60) consecutive days or execution shall not be effectively stayed, or (ii) any judgment other than for the payment of money, or injunction, attachment, garnishment or execution is rendered against any of the Collateral, which is for a claim in excess of $      and either (A) is made or rendered against any Collateral having a value in excess of $      or (B) in the case of a deposit account, securities account or similar account in which the value of such deposits, securities or similar items constituting Revolving Loan Priority Collateral is in excess of $     , the bank or financial intermediary maintaining such account shall refuse to remit deposits, securities, funds or similar items in such account in excess of such claim to any Borrower or Guarantor;

(f) any Borrower dissolves, suspends or discontinues doing business, other than as expressly permitted under Section 9.4 or Section 10.1 hereof, except any such dissolution, suspension, or discontinuance that could not reasonably be expected to have a Material Adverse Effect;

(g) (i) any Borrower or Guarantor shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other similar relief with respect to it or its debts, or (B) seeking appointment of a receiver, interim receiver, receivers, receiver and manager, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Borrower or Guarantor shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Borrower or Guarantor any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged, unstayed or unbonded for a period of sixty (60) days; or (iii) any Borrower or Guarantor shall file any answer that indicates its consent to, acquiescence in or approval of, any such action or proceeding referred to in clause (i) above or the relief requested is granted sooner; or (iv) any Borrower or Guarantor shall be generally unable to, or shall admit in writing its general inability to, pay its debts as they become due;

(h) (i) any default in (A) any payment of principal, interest in respect of any Indebtedness (excluding the Loans and the Letter of Credit Obligations) in excess of $      beyond the period of grace (not to exceed thirty

(30) days), if any, provided in the instrument or agreement under which such Indebtedness was created or (B) the observance or performance of any other agreement or condition (including the failure to pay any amount other than principal or interest) relating to any Indebtedness (excluding the Loans and the Letter of Credit Obligations) or with respect to any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders, or beneficiary or beneficiaries of such Indebtedness (or a trustee, agent or other representative on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice or lapse of time if required, such Indebtedness to become due prior to its stated maturity or become subject to a mandatory offer to purchase (an “Acceleration”) and such notice shall have lapsed and if any notice (a “Default Notice”) shall be required to commence a grace period or declare the occurrence of an event of default before notice of Acceleration may be delivered such Default Notice shall have been given, (ii) the subordination provisions with respect to any Subordinated Debt shall cease to be in full force and effect and such Subordinated Debt shall thereby cease to be validly subordinated to the Obligations as and to the extent as provided in such subordination provisions;

(i) (i) any material provision of any of the Financing Agreements shall cease for any reason to be valid, binding and enforceable with respect to any Borrower or Guarantor thereto (other than pursuant to the terms hereof or thereof), or any Borrower or Guarantor shall challenge in writing the enforceability hereof or thereof, or shall assert in writing to Agent or any Lender, or take any action or fail to take any action based on such assertion that any material provision hereof or of any of the other Financing Agreements has ceased to be or is otherwise not valid, binding or enforceable in accordance with its terms, or (ii) the Lien created by any of the Financing Agreements shall cease to be perfected and enforceable in accordance with its terms or of the same effect as to perfection and priority purported to be created thereby with respect to any of the Collateral purported to be subject thereto having a value in excess of $      (except as otherwise permitted herein or therein); provided, that with respect to any Collateral other than Revolving Loan Priority Collateral, such default shall have continued unremedied for a period of twenty (20) days;

(j) an ERISA Event shall occur which results in or could reasonably be expected to have a Material Adverse Effect; or

(k) any Borrower or Guarantor shall be prohibited or otherwise restrained for a period of more than fifteen (15) days from conducting the business theretofore conducted by it in any manner that has or could reasonably be expected to result in a Material Adverse Effect within the immediately succeeding ninety (90) day period by virtue of any determination, ruling, decision, decree or order of any court or Governmental Authority of competent jurisdiction;

(l) any Change of Control.

12.2  Remedies.

(a) At any time an Event of Default exists or has occurred and is continuing, Agent and Lenders shall have all rights and remedies provided in this Agreement, the other Financing Agreements, the UCC and other applicable law, all of which rights and remedies may be exercised without notice to or consent by any Borrower or Guarantor, except as such notice or consent is expressly provided for hereunder or required by applicable law. All rights, remedies and powers granted to Agent and Lenders hereunder, under any of the other Financing Agreements, the UCC or other applicable law, are cumulative, not exclusive and enforceable, in Agent’s discretion, alternatively, successively, or concurrently on any one or more occasions, and shall include, without limitation, the right to apply to a court of equity for an injunction to restrain a breach or threatened breach by any Borrower or Guarantor of this Agreement or any of the other Financing Agreements. Subject to Section 14 hereof, at any time an Event of Default exists or has occurred and is continuing, Agent may, and at the direction of the Required Lenders shall, at any time or times, proceed directly against any Borrower or Guarantor to collect the Obligations of such Borrower or Guarantor then due and owing without prior recourse to the Collateral.

(b) Without limiting the generality of the foregoing, at any time an Event of Default exists or has occurred and is continuing, Agent may, at its option and shall upon the direction of the Required Lenders, (i) upon notice to Administrative Borrower, accelerate the payment of all Obligations and demand immediate payment thereof to

Agent for itself and the benefit of Lenders (provided, that, upon the occurrence of any Event of Default described in Section 12.1(g), all Obligations shall automatically become immediately due and payable), and (ii) terminate the Commitments whereupon the obligation of each Lender to make any Loan and Issuing Bank to issue any Letter of Credit shall immediately terminate (provided, that, upon the occurrence of any Event of Default described in Section 12.1(g), the Commitments and any such obligation of each Lender to make a Loan or Issuing Bank to issue any Letters of Credit hereunder shall automatically terminate).

(c) Without limiting the foregoing, at any time an Event of Default exists or has occurred and is continuing, Agent may, in its discretion, and in compliance with applicable law and the terms of the Intercreditor Agreement, and subject (in the case of Term Loan Priority Collateral) to pre-existing Liens, security interests, title imperfections and other defects and impairments of any nature whatsoever (i) with or without judicial process or the aid or assistance of others, enter upon any premises on or in which any of the Collateral may be located and take possession of the Collateral or complete processing, manufacturing and repair of all or any portion of the Collateral, (ii) require any Borrower or Guarantor, at Borrowers’ expense, to assemble and make available to Agent any part or all of the Collateral at any place and time reasonably designated by Agent, (iii) collect, foreclose, receive, appropriate, setoff and realize upon any and all Collateral, (iv) remove any or all of the Collateral from any premises on or in which the same may be located for the purpose of effecting the sale, foreclosure or other disposition thereof or for any other purpose, (v) subject to pre-existing rights and licenses permitted hereunder with respect to Term Loan Priority Collateral, sell, lease, transfer, assign, deliver or otherwise dispose of any and all Collateral (including entering into contracts with respect thereto, public or private sales at any exchange, broker’s board, at any office of Agent or elsewhere) at such prices or terms as Agent may deem reasonable, for cash, upon credit or for future delivery, with the Agent having the right to purchase the whole or any part of the Collateral at any such public sale, all of the foregoing being free from any right or equity of redemption of any Borrower or Guarantor, which right or equity of redemption is hereby expressly waived and released by Borrowers and Guarantors, and/or (vi) with the consent of Required Lenders (and shall at the direction of Required Lenders), terminate this Agreement. If any of the Collateral is sold or leased by Agent upon credit terms or for future delivery, the Obligations shall not be reduced as a result thereof until payment therefor is finally collected by Agent. If notice of disposition of Collateral is required by law, ten (10) days’ prior notice by Agent to Administrative Borrower designating the time and place of any public sale or the time after which any private sale or other intended disposition of Collateral is to be made, shall be deemed to be reasonable notice thereof to the fullest extent that the consent thereto of Borrowers and Guarantors hereunder is permitted by applicable law and Borrowers and Guarantors waive any other notice. In the event Agent institutes an action to recover any Collateral or seeks recovery of any Collateral by way of prejudgment remedy, to the fullest extent permitted by applicable law, each Borrower and Guarantor waives the posting of any bond which might otherwise be required. At any time an Event of Default exists or has occurred and is continuing, upon Agent’s request, Borrowers will either, as Agent shall specify, furnish cash collateral to Issuing Bank to be used to secure and fund the reimbursement obligations to Issuing Bank in connection with any Letter of Credit Obligations or furnish cash collateral to Agent for the Letter of Credit Obligations. Such cash collateral shall be in the amount equal to one hundred three (103%) percent of the amount of the Letter of Credit Obligations plus the amount of any fees and expenses payable in connection therewith.

(d) At any time or times that an Event of Default exists or has occurred and is continuing, Co-Collateral Agents may, subject to the terms of the Intercreditor Agreement, in their discretion, enforce the rights of any Borrower or Guarantor against any account debtor, secondary obligor or other obligor in respect of any of the Accounts or other Receivables. Without limiting the generality of the foregoing, Co-Collateral Agents may, subject to the terms of the Intercreditor Agreement, in their discretion, at such time or times (i) notify any or all account debtors, secondary obligors or other obligors in respect thereof that the Receivables have been assigned to Agent and that Agent has a security interest therein and Agent may direct any or all account debtors, secondary obligors and other obligors to make payment of Receivables directly to Agent, (ii) extend the time of payment of, compromise, settle or adjust for cash, credit, return of merchandise or otherwise, and upon any terms or conditions, any and all Receivables or other obligations included in the Collateral and thereby discharge or release the account debtor or any secondary obligors or other obligors in respect thereof without affecting any of the Obligations, (iii) demand, collect or enforce payment of any Receivables or such other obligations, but without any duty to do so, and Agent and Lenders shall not be liable for any failure to collect or enforce the payment thereof and (iv) take whatever other action Co-Collateral Agents may deem necessary or desirable for the protection of its interests and the interests of Lenders. At any time that an Event of Default exists or has occurred and is continuing, at Co-Collateral Agents’ request, all invoices and statements sent to any account debtor shall state that the Accounts have been assigned to Agent and are payable directly and to Agent and Borrowers and Guarantors shall deliver to Agent such originals of documents evidencing the sale and delivery of goods or the performance of services giving rise to any Accounts as Agent may require. In the event any account debtor returns Inventory when an Event of Default exists or has occurred and is continuing, Borrowers shall, upon Agent’s request, hold the returned Inventory in trust for Agent, segregate all returned Inventory from all of its other property, dispose of the returned Inventory solely according to Agent’s instructions, and not issue any credits, discounts or allowances with respect thereto without Agent’s prior written consent, except as may be required by the terms of any pre-existing agreement permitted hereunder of any Borrower with a third-party or by applicable law.

(e) For the purpose of enabling Agent and Co-Collateral Agents (and to the extent necessary) to exercise the rights and remedies under this Section 12.2 and subject to the Intercreditor Agreement, each Borrower and Guarantor hereby grants to Agent and each of Co-Collateral Agents, a non-exclusive license (exercisable at any time an Event of Default shall exist or have occurred and only for so long as the same is continuing, but irrevocable so long as such Event of Default shall exist or have occurred and be continuing) without payment of royalty or other compensation to any Borrower or Guarantor, to use (directly or indirectly through any agent), license or sublicense any of the trademarks, service-marks, trade names, business names, trade styles, designs, logos and other source of business identifiers and other Intellectual Property and Foreign Intellectual Property and general intangibles now owned or hereafter acquired by any Borrower or Guarantor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof.

(f) At any time an Event of Default exists or has occurred and is continuing, Agent may apply the cash proceeds of Collateral actually received by Agent from any sale, lease, foreclosure or other disposition of the Collateral to payment of the Obligations then due and owing, in whole or in part and in accordance with Section 6.7 hereof, subject to the terms of the Intercreditor Agreement, or may hold such proceeds as cash collateral for the Obligations. Borrowers and Guarantors shall remain liable to Agent and Lenders for the payment of any deficiency with interest at the highest rate provided for herein and all costs and expenses of collection or enforcement, including attorneys’ fees and expenses.

Section 13.	Jury Trial Waiver; Other Waivers Consents; Governing Law

13.1  Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver.

(a) This Agreement and the rights and obligations of the parties hereto under this Agreement shall be governed by the internal laws of the State of New York without giving effect to the rules and principles of conflicts of law or other rule of law to the extent the same are not mandatorily applicable by statute and would cause the application of the law of any jurisdiction other than the laws of the State of New York.

(b) Each of Borrowers, Guarantors, Agent, Lenders and Issuing Bank irrevocably (i) consents and submits to the non-exclusive jurisdiction of the Supreme Court of the State of New York for New York County and the United States District Court for the Southern District of New York, and appellate courts from either thereof, in any action instituted therein that (x) arises out of or relates to this Agreement, (y) arises out of or relates to any of the other Financing Agreements or (z) in any way is connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the other Financing Agreements or the transactions related hereto or thereto, in each case under this clause (z) whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise, and (ii) to the fullest extent permitted by applicable law, waives any objection based on venue or forum non conveniens with respect to such action. Each of Borrowers, Guarantors, Agent, Lenders and Issuing Bank agrees that any dispute with respect to any such matters shall be heard only in the courts described above unless such courts shall decline to exercise jurisdiction over such dispute in whole or in part (except that Agent and Lenders shall have the right to bring any action or proceeding against any Borrower or Guarantor or its or their property in the courts of any other jurisdiction which Agent deems reasonably necessary or appropriate in order to realize on the Collateral and which have jurisdiction over such Borrower or Guarantor or property.

(c) Each Borrower and Guarantor (to the fullest extent permitted by applicable law) hereby waives personal service of any and all process upon it and consents that all such service of process may be made by certified mail (return receipt requested) directed to its address set forth herein or otherwise notified to Agent and service so made shall be deemed to be completed five (5) days after the same shall have been so deposited in the U.S. mails, or, at Agent’s option, by service upon any Borrower or Guarantor (or Administrative Borrower on behalf of such Borrower or Guarantor) in any other manner provided under the rules of any such courts.

(d) BORROWERS, GUARANTORS, AGENT, LENDERS AND ISSUING BANK EACH HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. BORROWERS, GUARANTORS, AGENT, LENDERS AND ISSUING BANK EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY BORROWER, ANY GUARANTOR, AGENT, ANY LENDER OR ISSUING BANK MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.2  Waiver of Notices.  Each Borrower and Guarantor hereby expressly waives (to the fullest extent permitted by applicable law) demand, presentment, protest and notice of protest and notice of dishonor with respect to any and all instruments and chattel paper, included in or evidencing any of the Obligations or the Collateral, and any and all other demands and notices of any kind or nature whatsoever with respect to the Obligations, the Collateral and this Agreement, except such as are expressly provided for herein or in the Intercreditor Agreement. No notice to or demand on any Borrower or Guarantor which Agent or any Lender may elect to give shall entitle such Borrower or Guarantor to any other or further notice or demand in the same, similar or other circumstances.

13.3  Amendments and Waivers.

(a) Neither this Agreement nor any other Financing Agreement (other than any Deposit Account Control Agreement or Investment Property Control Agreement, as to which only the consent of Agent shall be required) nor any terms hereof or thereof may be amended, waived, modified or supplemented unless such amendment, waiver, modification or supplement is in writing signed by Agent and the Required Lenders or at Agent’s option, by Agent with the authorization or consent of the Required Lenders, and as to amendments to any of the Financing Agreements (other than with respect to any provision of Section 14 hereof), by any Borrower and such amendment, waiver, discharge or termination shall be effective and binding as to all Lenders and Issuing Bank only in the specific instance and for the specific purpose for which given; except, that, no such amendment, waiver, discharge or termination shall:

(i) reduce the interest rate or any fees or extend the scheduled date of payment of principal, interest or any fees or reduce the principal amount of any Loan or Letters of Credit, in each case without the consent of each Lender directly affected thereby,

(ii) increase the Commitment of any Lender over the amount thereof then in effect or provided hereunder, in each case without the consent of such Lender directly affected thereby (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of mandatory reduction in the aggregate Commitment of all Lenders shall not constitute an increase of the Commitment of any Lender and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase in the Commitment of such Lender),

(iii) release all or substantially all of the Collateral (except as expressly permitted hereunder or under any of the other Financing Agreements or applicable law and except as permitted under Section 14.11(b) hereof), without the consent of all of Lenders,

(iv) reduce any percentage specified in the definition of Required Lenders or otherwise amend the definition of such term or amend the percentage specified in or otherwise amend the definition of “Supermajority Lenders,” in the case of any of the foregoing, without the consent of all of Lenders,

(v) consent to the assignment or transfer by any Borrower or Guarantor of any of their rights and obligations under this Agreement (except as permitted hereunder or under any of the other Financing Agreements), without the consent of all of Lenders,

(vi) amend, modify or waive any terms of Section 6.7 or this Section 13.3 hereof, without the consent of Agent and all of Lenders, or

(vii) increase the advance rates constituting part of the Borrowing Base or increase the Letter of Credit Limit, or make any change to the definition of “Borrowing Base” (by adding additional categories or components thereof), “Eligible Accounts,” “Eligible Inventory,” that would have the effect of increasing the amount of the Borrowing Base, reduce the Dollar amount set forth in the definition of “Dominion Event,” in each case, without the written consent of the Supermajority Lenders and Co-Collateral Agent.

(b) Agent, Lenders and Issuing Bank shall not, by any act, delay, omission or otherwise be deemed to have expressly or impliedly waived any of its or their rights, powers and/or remedies unless such waiver shall be in writing and signed as provided herein. Any such waiver shall be enforceable only to the extent specifically set forth therein. A waiver by Agent, any Lender or Issuing Bank of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which Agent, any Lender or Issuing Bank would otherwise have on any future occasion, whether similar in kind or otherwise.

(c) Notwithstanding anything to the contrary contained in Section 13.3(a) above, in connection with any amendment, waiver, modification or supplement, in the event that any Lender whose consent thereto is required shall fail to consent or fail to consent in a timely manner (such Lender being referred to herein as a “Non-Consenting Lender”), but the consent of the Required Lenders to such amendment, waiver, modification or supplement is obtained, then the Administrative Borrower shall have the right at any time thereafter to cause the Non-Consenting Lender to, and upon the exercise by the Administrative Borrower of such right, such Non-Consenting Lender shall have the obligation to, sell, assign and transfer to such Eligible Transferee as the Administrative Borrower may specify, the Commitment of such Non-Consenting Lender and all rights and interests of such Non-Consenting Lender pursuant thereto. The Administrative Borrower shall provide the Non-Consenting Lender with prior written notice of its intent to exercise its right under this Section, which notice shall specify the date on which such purchase and sale shall occur. Such purchase and sale shall be pursuant to the terms of an Assignment and Acceptance (whether or not executed by the Non-Consenting Lender); except, that, on the date of such purchase and sale, such Eligible Transferee specified by the Administrative Borrower, shall pay to the Non-Consenting Lender (except as such Eligible Transferee and such Non-Consenting Lender may otherwise agree) the amount equal to: (i) the principal balance of the Loans held by the Non-Consenting Lender outstanding as of the close of business on the business day immediately preceding the effective date of such purchase and sale, plus (ii) amounts accrued and unpaid in respect of interest and fees payable to the Non-Consenting Lender to the effective date of the purchase (but in no event shall the Non-Consenting Lender be deemed entitled to any early termination fee). Such purchase and sale shall be effective on the date of the payment of such amount to the Non-Consenting Lender and the Commitment of the Non-Consenting Lender shall terminate on such date.

(d) The consent of Agent shall be required for any amendment, waiver or consent affecting the rights or duties of Agent hereunder or under any of the other Financing Agreements, in addition to the consent of the Lenders otherwise required by this Section; provided, that, the consent of Agent shall not be required for any other amendments, waivers or consents. The exercise by Agent of any of its rights hereunder with respect to Reserves or Eligible Accounts or Eligible Inventory shall not be deemed an amendment to the advance rates provided for in this Section 13.3. The consent of Issuing Bank shall be required for any amendment, waiver or consent affecting the rights or duties of Issuing Bank hereunder or under any of the other Financing Agreements, in addition to the consent of the Lenders otherwise required by this Section; provided, that, the consent of Issuing Bank shall not be required for any other amendments, waivers or consents. The consent of each Co-Collateral Agent affected thereby shall be required for any amendment, waiver or consent affecting the rights or duties of such Co-Collateral Agent hereunder or under any of the other Financing Agreements, in addition to the consent of the Lenders otherwise required by this Section. Notwithstanding anything to the contrary contained in Section 13.3(a) above, (i) in the event that Agent shall agree that any items otherwise required to be delivered to Agent as a condition of the initial Loans and Letters of Credit hereunder may be delivered after the date hereof, Agent may, in its discretion, agree to extend the date for delivery of such items or take such other action as Agent may deem appropriate as a result of the failure to receive such items as Agent may determine or may waive any Event of Default as a result of the failure to receive such items, in each case without the consent of any Lender and (ii) Agent may consent to any change in the type of organization, jurisdiction of organization or other legal structure of any Borrower, Guarantor or any of their Subsidiaries and amend the terms hereof or of any of the other Financing Agreements as may be necessary or desirable to reflect any such change to the extent permitted hereunder, in each case without the approval of any Lender.

(e) The consent of Agent and a Bank Product Provider that is providing Bank Products and has outstanding any such Bank Products at such time that are secured hereunder shall be required for any amendment to the priority of payment of Obligations arising under or pursuant to any Hedge Agreements of a Borrower or Guarantor or other Bank Products as set forth in Section 6.7(a) hereof.

(f) Notwithstanding anything to the contrary set forth in this Section 13 or otherwise, Agent may waive, in its discretion, for a period not to exceed five (5) Business Days, any Event of Default arising from the failure of Borrowers or Guarantors (i) timely to deliver any reports and/or other information as and when required to be delivered under Section 7.1 hereof, any financial statement and/or other information as and when required to be delivered under Section 9.1 hereof or (ii) to maintain its Revolving Loan Priority Collateral or provide insurance coverage for such Revolving Loan Priority Collateral to the extent required under Section 9.5 hereof.

(g) Notwithstanding that the consent of all Lenders is required in certain circumstances as set forth in this Section 13, (i) each Lender is entitled to vote as such Lender may elect on any bankruptcy reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein and (ii) the Required Lenders may consent to allow a Borrower or Guarantor to use cash collateral in the context of a bankruptcy or insolvency proceeding.

13.4  Indemnification.  (a) Each Borrower and Guarantor shall, jointly and severally, indemnify and hold Agent, each Lender and Issuing Bank, their respective Affiliates and their respective officers, directors, agents, employees, advisors and counsel and their respective Affiliates (each such person being an “Indemnitee”), harmless from and against any and all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees and expenses) imposed on, incurred by or asserted against any of them in connection with any litigation, investigation, claim or proceeding commenced or threatened related to the negotiation, preparation, execution, delivery, enforcement, performance or administration of this Agreement, any other Financing Agreements, or any undertaking or proceeding related to any of the transactions contemplated hereby (including preparations for and consultations concerning any such matters) or any act, omission, event or transaction related or attendant thereto, including amounts paid in settlement, court costs, and the fees and expenses of counsel except that Borrowers and Guarantors shall not have any obligation under this Section 13.5 to indemnify an Indemnitee with respect to a matter covered hereby resulting from the gross negligence or willful misconduct of such Indemnitee as determined pursuant to a final, non-appealable order of a court of competent jurisdiction (but without limiting the obligations of Borrowers or Guarantors as to any other Indemnitee). To the extent that the undertaking to indemnify, pay and hold harmless set forth in this Section may be unenforceable because it violates any law or public policy, Borrowers and Guarantors shall pay the maximum portion which they are permitted to pay under applicable law to Agent and Lenders in satisfaction of indemnified matters under this Section. To the extent permitted by applicable law, no Borrower or Guarantor shall assert, and each Borrower and Guarantor hereby waives, any claim against any Indemnitee, on any theory of liability for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any of the other Financing Agreements or any undertaking or transaction contemplated hereby. No Indemnitee referred to above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or any of the other Financing Agreements or the transaction contemplated hereby or thereby.

(b) Without limiting the generality of the foregoing, Borrowers and Guarantors shall indemnify and hold Agent and Lenders harmless from and against any and all losses, claims, damages, liabilities, costs and expenses which Agent or any Lender may suffer or incur in connection with any Letter of Credit and any documents, drafts or acceptances relating thereto, including any losses, claims, damages, liabilities, costs and expenses due to any action taken by an Issuing Bank or correspondent with respect to any Letter of Credit, except for such losses, claims, damages, liabilities, costs or expenses that are a direct result of the gross negligence or willful misconduct of Agent or any Lender as determined pursuant to a final non-appealable order of a court of competent jurisdiction. Each Borrower and Guarantor assumes all risks for, and agrees to pay, all foreign, Federal, State and local taxes, duties and levies relating to any goods subject to any Letter of Credit or any documents, drafts or acceptances thereunder. Each Borrower and Guarantor hereby releases and holds Agent and Lenders harmless from and against any acts, waivers, errors, delays or omissions with respect to or relating to any Letter of Credit, except for the gross negligence or willful misconduct of Agent or any Lender as determined pursuant to a final, non-appealable order of a court of competent jurisdiction.

(c) All amounts due under this Section shall be payable thirty (30) days after written demand. The foregoing indemnity shall survive the payment of the Obligations and the termination of this Agreement. Notwithstanding anything to the contrary in this Section 13.5, Borrowers and Guarantors shall not have any obligations under this Section 13.5 to any Indemnitee with respect to any Taxes, but without limiting any obligations of Borrowers and Guarantors to any Indemnitee with respect to Taxes under Section 6.8.

Section 14.  The Agent

14.1  Appointment, Powers and Immunities.  Each Secured Party irrevocably designates, appoints and authorizes           to act as Agent hereunder and under the other Financing Agreements with such powers as are specifically delegated to Agent by the terms of this Agreement and of the other Financing Agreements, together with such other powers as are reasonably incidental thereto. Agent (a) shall have no duties or responsibilities except those expressly set forth in this Agreement and in the other Financing Agreements, and shall not by reason of this Agreement or any other Loan Document be a trustee or fiduciary for any Lender; (b) shall not be responsible to Lenders for any recitals, statements, representations or warranties contained in this Agreement or in any of the other Financing Agreements, or in any certificate or other document referred to or provided for in, or received by any of them under, this Agreement or any other Loan Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or any other document referred to or provided for herein or therein or for any failure by any Borrower or any Guarantor or any other Person to perform any of its obligations hereunder or thereunder; and (c) shall not be responsible to Secured Parties for any action taken or omitted to be taken by it hereunder or under any other Loan Document or under any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except for its own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction. Agent may employ agents and attorneys in fact and shall not be responsible for the negligence or misconduct of any such agents or attorneys in fact selected by it in good faith. Agent may deem and treat the payee of any note as the holder thereof for all purposes hereof unless and until the assignment thereof pursuant to an agreement (if and to the extent permitted herein) in form and substance satisfactory to Agent shall have been delivered to and acknowledged by Agent.

14.2  Reliance by Agent.  Agent shall be entitled to rely upon any certification, notice or other communication (including any thereof by telephone, telecopy, telex, telegram or cable) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by Agent. As to any matters not expressly provided for by this Agreement or any of the other Financing Agreements, Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or thereunder in accordance with instructions given by the Required Lenders or all of Lenders as is required in such circumstance, and such instructions of such Required Lenders or of all Lenders and any action taken or failure to act pursuant thereto shall be binding on all Lenders.

14.3  Events of Default.

(a) Agent shall not be deemed to have knowledge or notice of the occurrence of a Default or an Event of Default or other failure of a condition precedent to the Loans and Letters of Credit hereunder, unless and until Agent has received written notice from a Lender, or Borrower specifying such Event of Default or any unfulfilled condition precedent, and stating that such notice is a “Notice of Default or Failure of Condition.” In the event that Agent receives such a Notice of Default or Failure of Condition, Agent shall give prompt notice thereof to the Lenders. Agent shall (subject to Section 14.7 hereof) take such action with respect to any such Event of Default or failure of condition precedent as shall be directed by the Required Lenders to the extent provided for herein; provided, that, unless and until Agent shall have received such directions, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to or by reason of such Event of Default or failure of condition precedent, as it shall deem advisable in the best interest of Lenders. Without limiting the foregoing, and notwithstanding the existence or occurrence and continuance of an Event of Default or any other failure to satisfy any of the conditions precedent set forth in Section 4 of this Agreement to the contrary, unless and until otherwise directed by the Required Lenders, Agent may, but shall have no obligation to, continue to make Loans and Issuing Bank may, but shall have no obligation to, issue or cause to be issued any Letter of Credit for the ratable account and risk of Lenders from time to time if Agent believes making such Loans or issuing or causing to be issued such Letter of Credit is in the best interests of Lenders.

(b) Except with the prior written consent of Agent, no Lender or Issuing Bank may assert or exercise any enforcement right or remedy in respect of the Loans, Letter of Credit Obligations or other Obligations, as against any Borrower or Guarantor or any of the Collateral or other property of any Borrower or Guarantor.

14.4  [          ] in its Individual Capacity.  With respect to its Commitment and the Loans made and Letters of Credit issued or caused to be issued by it (and any successor acting as Agent), so long as           shall be a Lender hereunder, it shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not acting as Agent, and the term “Lender” or “Lenders” shall, unless the context otherwise indicates, include           in its individual capacity as Lender hereunder.           (and any successor acting as Agent) and its Affiliates may (without having to account therefor to any Lender) lend money to, make investments in and generally engage in any kind of business with Borrowers (and any of its Subsidiaries or Affiliates) as if it were not acting as Agent, and           and its Affiliates may accept fees and other consideration from any Borrower or Guarantor and any of its Subsidiaries and Affiliates for services in connection with this Agreement or otherwise without having to account for the same to Lenders.

14.5  Indemnification.  Lenders agree to indemnify Agent and Issuing Bank (to the extent not reimbursed by Borrowers hereunder and without limiting any obligations of Borrowers hereunder) ratably, in accordance with their Pro Rata Shares, for any and all claims of any kind and nature whatsoever that may be imposed on, incurred by or asserted against Agent (including by any Lender) arising out of or by reason of any investigation in or in any way relating to or arising out of this Agreement or any of the other Financing Agreements or any other documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby (including the costs and expenses that Agent is obligated to pay hereunder) or the enforcement of any of the terms hereof or thereof or of any such other documents; provided, that, no Lender shall be liable for any of the foregoing to the extent it arises from the gross negligence or willful misconduct of the party to be indemnified as determined by a final non-appealable judgment of a court of competent jurisdiction. The foregoing indemnity shall survive the payment of the Obligations and the termination or non-renewal of this Agreement.

14.6  Non-Reliance on Agent and Other Lenders.  Each Lender agrees that it has, independently and without reliance on Agent or other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis of Borrowers and Guarantors and has made its own decision to enter into this Agreement and that it will, independently and without reliance upon Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement or any of the other Financing Agreements. Agent shall not be required to keep itself informed as to the performance or observance by any Borrower or Guarantor of any term or provision of this Agreement or any of the other Financing Agreements or any other document referred to or provided for herein or therein or to inspect the properties or books of any Borrower or Guarantor. Agent will use reasonable efforts to provide Lenders with any information received by Agent from any Borrower or Guarantor which is required to be provided to Lenders or deemed to be requested by Lenders hereunder and with a copy of any Notice of Default or Failure of Condition received by Agent from any Borrower or any Lender; provided, that, Agent shall not be liable to any Lender for any failure to do so, except to the extent that such failure is attributable to Agent’s own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction. Except for notices, reports and other documents expressly required to be furnished to Lenders by Agent or deemed requested by Lenders hereunder, Agent shall not have any duty or responsibility to provide any Lender with any other credit or other information concerning the affairs, financial condition or business of any Borrower or Guarantor that may come into the possession of Agent.

14.7  Failure to Act.  Except for action expressly required of Agent hereunder and under the other Financing Agreements, Agent shall in all cases be fully justified in failing or refusing to act hereunder and thereunder unless it shall receive further assurances to its satisfaction from Lenders of their indemnification obligations under Section 14.5 hereof against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.

14.8  Additional Loans.  Agent shall not make any Revolving Loans or Issuing Bank provide any Letter of Credit to any Borrower on behalf of Lenders intentionally and with actual knowledge that such Revolving Loans or Letter of Credit would cause the aggregate amount of the total outstanding Revolving Loans and Letters of Credit to such Borrower to exceed the Borrowing Base, without the prior consent of all Lenders; except, that, Co-Collateral Agents may make such additional Revolving Loans or Issuing Bank may provide such additional Letter of Credit on behalf of Lenders, intentionally and with actual knowledge that such Revolving Loans or Letter of Credit will cause the total outstanding Revolving Loans and Letters of Credit to such Borrower to exceed the Borrowing Base, as Co-Collateral Agents may deem necessary or advisable in their discretion; provided, that (a) the total principal amount of the additional Revolving Loans or additional Letters of Credit to any Borrower which Agent may make or provide after obtaining such actual knowledge that the aggregate principal amount of the Revolving Loans equal or exceed the Borrowing Base, plus the amount of Special Agent Advances made pursuant to Section 14.11(a)(ii) hereof then outstanding, shall not exceed the aggregate amount equal to seven and one-half (7.5%) percent of the Maximum Credit and shall not cause the total principal amount of the Loans and Letters of Credit to exceed the Maximum Credit and (b) no such additional Revolving Loan or Letter of Credit shall be outstanding more than forty-five (45) days after the date such additional Revolving Loan or Letter of Credit is made or issued (as the case may be), except as the Required Lenders may otherwise agree. Each Lender shall be obligated to pay Agent the amount of its Pro Rata Share of any such additional Revolving Loans or Letters of Credit.

14.9  Concerning the Collateral and the Related Financing Agreements.  Each Secured Party authorizes and directs Agent to enter into this Agreement and the other Financing Agreements. Each Secured Party agrees that any action taken by Agent or Required Lenders (or such greater percentage as may be required hereunder) in accordance with the terms of this Agreement or the other Financing Agreements and the exercise by Agent or Required Lenders (or such greater percentage as may be required hereunder) of their respective powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Secured Parties.

14.10   Field Audit, Examination Reports and other Information; Disclaimer by Lenders.  By signing this Agreement, each Lender:

(a) is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each field audit or examination report and report with respect to the Borrowing Base prepared or received by Agent (each field audit or examination report and report with respect to the Borrowing Base being referred to herein as a “Report” and collectively, “Reports”), appraisals with respect to the Collateral and financial statements with respect to Parent and its Subsidiaries received by Agent;

(b) expressly agrees and acknowledges that Agent (i) does not make any representation or warranty as to the accuracy of any Report, appraisal or financial statement or (ii) shall not be liable for any information contained in any Report, appraisal or financial statement;

(c) expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or any other party performing any audit or examination will inspect only specific information regarding Borrowers and Guarantors and will rely significantly upon Borrowers’ and Guarantors’ books and records, as well as on representations of Borrowers’ and Guarantors’ personnel; and

(d) agrees to keep all Reports and appraisals confidential and strictly for its internal use in accordance with the terms of Section 15.5 hereof, and not to distribute or use any Report or appraisals in any other manner.

14.11  Collateral Matters.

(a) Agent may, at the direction of Co-Collateral Agents, from time to time, at any time on or after an Event of Default and for so long as the same is continuing or upon any other failure of a condition precedent to the Loans and Letters of Credit hereunder, make such disbursements and advances (“Special Agent Advances”) which Co-Collateral Agents, in their sole discretion, (i) deem necessary or desirable either to preserve or protect the Collateral or any portion thereof or (ii) to enhance the likelihood or maximize the amount of repayment by Borrowers and Guarantors of the Loans and other Obligations; provided, that, (A) the aggregate principal amount of the Special Agent Advances pursuant to this clause (ii) outstanding at any time, plus the then outstanding principal amount of the additional Loans and Letters of Credit which Agent may make or provide as set forth in Section 14.8 hereof, shall not exceed the amount equal to seven and one-half (7.5%) percent of the Maximum Credit and (B) the aggregate principal amount of the Special Agent Advances pursuant to this clause (ii) outstanding at any time, plus the then outstanding principal amount of the Loans, shall not exceed the Maximum Credit, except at Co-Collateral Agents’ option; provided, that, to the extent that the aggregate principal amount of Special Agent Advances plus the then outstanding principal amount of the Loans exceed the Maximum Credit the Special Agent Advances that are in excess of the Maximum Credit shall be for the sole account and risk of Co-Collateral Agents and notwithstanding anything to the contrary set forth below, no Lender shall have any obligation to provide its share of such Special Agent Advances in excess of the Maximum Credit, or (iii) to pay any other amount chargeable to any Borrower or Guarantor pursuant to the terms of this Agreement or any of the other Financing Agreements consisting of (A) costs, fees and expenses and (B) payments to Issuing Bank in respect of any Letter of Credit Obligations. The Special Agent Advances shall be repayable on demand and together with all interest thereon shall constitute Obligations secured by the Collateral. Special Agent Advances shall not constitute Loans but shall otherwise constitute Obligations hereunder. Interest on Special Agent Advances shall be payable at the Interest Rate then applicable to Base Rate Loans and shall be payable within five (5) Business Days after demand. Without limitation of its obligations pursuant to Section 6.13, each Lender agrees that it shall make available to Agent, upon Agent’s demand, in immediately available funds, the amount equal to such Lender’s Pro Rata Share of each such Special Agent Advance. If such funds are not made available to Agent by such Lender, such Lender shall be deemed a Defaulting Lender and Agent shall be entitled to recover such funds, on demand from such Lender together with interest thereon for each day from the date such payment was due until the date such amount is paid to Agent at the Federal Funds Rate for each day during such period (as published by the Federal Reserve Bank of New York or at Agent’s option based on the arithmetic mean determined by Agent of the rates for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. on that day by each of the three leading brokers of Federal funds transactions in New York City selected by Agent) and if such amounts are not paid within three (3) days of Agent’s demand, at the highest Interest Rate provided for in Section 3.1 hereof applicable to Base Rate Loans.

(b) Lenders hereby irrevocably authorize Agent, at its option and in its discretion to release any security interest in, mortgage or Lien upon, any of the Collateral (i) upon termination of the Commitments and payment and satisfaction of all of the Obligations and delivery of cash collateral to the extent required under Section 15.1 below, or (ii) constituting property being sold or disposed of if Administrative Borrower or any Borrower or Guarantor certifies to Agent that the sale or Disposition is made in compliance with Section 10.1 hereof (and Agent may rely conclusively on any such certificate, without further inquiry), or (iii) constituting property in which any Borrower or Guarantor did not own an interest at the time the security interest, mortgage or Lien was granted or at any time thereafter, or (iv) for which the consideration received in the aggregate in any twelve (12) month period is less than $      and to the extent Agent may release its security interest in and Lien upon any such Collateral pursuant to the sale or other disposition thereof, such sale or other disposition shall be deemed consented to by Lenders, or (v) if required or permitted under the terms of any of the other Financing Agreements, including the Intercreditor Agreement and any other intercreditor agreement, or (vi) approved, authorized or ratified in writing by such percentage of Lenders as required by Section 13.3(a). Except as provided above, Agent will not release any security interest in, mortgage or Lien upon, any of the Collateral without the prior written authorization of such percentage of Lenders as required by Section 13.3(a). Upon request by Agent at any time, Lenders will promptly confirm in writing Agent’s authority to release particular types or items of Collateral pursuant to this Section. In no event shall the consent or approval of Issuing Bank to any release of Collateral be required.

(c) Without any manner limiting Agent’s authority to act without any specific or further authorization or consent by the Required Lenders, each Lender agrees to confirm in writing, upon request by Agent, the authority to release Collateral conferred upon Agent under this Section. Agent shall (and is hereby irrevocably authorized by Lenders to) execute such documents as may be necessary to evidence the release of the security interest, mortgage or Liens granted to Agent upon any Collateral to the extent set forth above; provided, that, such release shall not in any manner discharge, affect or impair the Obligations or any security interest, mortgage or Lien upon (or obligations of any Borrower or Guarantor in respect of) the Collateral retained by such Borrower or Guarantor.

(d) Agent shall have no obligation whatsoever to any Lender, Issuing Bank or any other Person to investigate, confirm or assure that the Collateral exists or is owned by any Borrower or Guarantor or is cared for, protected or insured or has been encumbered, or that any particular items of Collateral meet the eligibility criteria applicable in respect of the Loans or Letters of Credit hereunder, or whether any particular reserves are appropriate, or that the liens and security interests granted to Agent pursuant hereto or any of the Financing Agreements or otherwise have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent in this Agreement or in any of the other Financing Agreements, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, subject to the other terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its discretion, given Agent’s own interest in the Collateral as a Lender and that Agent shall have no duty or liability whatsoever to any other Lender or Issuing Bank.

14.12   Agency for Perfection.  Each Lender and Issuing Bank hereby appoints Agent and each other Lender and Issuing Bank as agent and bailee for the purpose of perfecting the security interests in and liens upon the Collateral of Agent in assets which, in accordance with Article 9 of the UCC can be perfected only by possession (or where the security interest of a secured party with possession has priority over the security interest of another secured party) and Agent and each Lender and Issuing Bank hereby acknowledges that it holds possession of any such Collateral for the benefit of Agent as secured party. Should any Lender or Issuing Bank obtain possession of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver such Collateral to Agent or in accordance with Agent’s instructions.

14.13  Agent May File Proofs of Claim.

(a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Borrower or Guarantor, Agent (irrespective of whether the principal of any Loan or Letter of Credit Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Letter of Credit Obligations and all other Obligations (other than obligations under Bank Products to which Agent is not a party) that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of Lenders, Issuing Bank and Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of Lenders, Issuing Bank and Agent and their respective agents and counsel and all other amounts due Lenders, Issuing Bank and Agent allowed in such judicial proceeding); and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to Agent and, in the event that Agent shall consent to the making of such payments directly to

Lenders and Issuing Bank, to pay to Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Agent and its agents and counsel, and any other amounts due Agent.

(b) Nothing contained herein shall be deemed to authorize Agent to authorize or consent to or accept or adopt on behalf of any Lender or Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize Agent to vote in respect of the claim of any Lender in any such proceeding.

14.14  Successor Agent.  Agent may resign as Agent upon thirty (30) days’ notice to Lenders and Administrative Borrower. If Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor agent for Lenders, which successor agent shall be subject to the approval of Administrative Borrower (such approval not to be unreasonably withheld, conditioned or delayed), so long as no Event of Default shall exist or have occurred and be continuing. If no successor agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with Lenders and Administrative Borrower, a successor agent from among Lenders. In the event that no Lender accepts such designation, Agent may appoint a commercial bank that is organized under the laws of the United States of America or any state or district thereof, has a combined capital surplus of at least $200,000,000 and so long as no Event of Default exists or has occurred, is acceptable to Administrative Borrower. Upon the acceptance by the Lender so selected of its appointment as successor agent hereunder, such successor agent shall succeed to all of the rights, powers and duties of the retiring Agent and the term “Agent” as used herein and in the other Financing Agreements shall mean such successor agent and the retiring Agent’s appointment, powers and duties as Agent shall be terminated. The fees payable by Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Administrative Borrower and such successor. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 14 shall inure to its benefit as to any actions taken or omitted by it while it was Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is thirty (30) days after the date of a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nonetheless thereupon become effective and Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. Any resignation by Agent pursuant to this Section shall also constitute its resignation as Issuing Bank and Swing line Lender. Upon the acceptance of a successor’s appointment as Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and Swing Line Lender, (b) the retiring Issuing Bank and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Financing Agreements, and (c) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit.

14.15  Other Agent Designations.  Agent may at any time and from time to time determine that a Lender may, in addition, be a “Co-Agent,” “Syndication Agent,” “Documentation Agent” or similar designation hereunder and enter into an agreement with such Lender to have it so identified for purposes of this Agreement. Any such designation shall be effective upon written notice by Agent to Administrative Borrower of any such designation. Any Lender that is so designated as a Co-Agent, Syndication Agent, Documentation Agent or such similar designation by Agent shall have no right, power, obligation, liability, responsibility or duty under this Agreement or any of the other Financing Agreements other than those applicable to all Lenders as such. Without limiting the foregoing, the Lenders so identified shall not have or be deemed to have any fiduciary relationship with any Lender and no Lender shall be deemed to have relied, nor shall any Lender rely, on a Lender so identified as a Co-Agent, Syndication Agent, Documentation Agent or such similar designation in deciding to enter into this Agreement or in taking or not taking action hereunder.

14.16  Co-Collateral Agent Determinations.  Each reference in this Agreement to any action, determination, exercise of discretion or other conduct of similar import by or with respect to “Co-Collateral Agents” shall be deemed to refer to such action, determination, exercise of discretion or other conduct taken, made or exercised, as the case may be, by the consenting vote of any two (2) of the three (3) Collateral Agents; provided, however, that if there shall be at any time only two (2) Co-Collateral Agents, then each reference to “Co-Collateral Agents” shall be deemed to refer to such action, determination, exercise of discretion or other conduct taken, made or exercised, as the case may be, on the basis of the more conservative credit judgment of the two (2) remaining Co-Collateral Agents.

14.17  Intercreditor Arrangements.  Each Lender hereby (a) consents to the subordination of Liens provided for in the Intercreditor Agreement, (b) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (c) authorizes and instructs Agent to enter into the Intercreditor Agreement on behalf of such Lender and agrees that Agent may take such actions on its behalf as is contemplated by the terms of the Intercreditor Agreement, and (d) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Lender and it has received and reviewed the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and any of the other Financing Agreements, the terms of the Intercreditor Agreement shall govern and control except as expressly set forth in the Intercreditor Agreement.

Section 15.  Term of Agreement; Miscellaneous

15.1  Term.

(a) This Agreement and the other Financing Agreements shall become effective as of the date set forth on the first page hereof and shall continue in full force and effect for a term ending on the Maturity Date, unless sooner terminated pursuant to the terms hereof. In addition, Borrowers may terminate this Agreement at any time upon ten (10) days prior written notice to Agent (which notice shall be irrevocable) and Agent may, at its option, and shall at the direction of Required Lenders, terminate this Agreement at any time that an Event of Default exists or has occurred and is continuing. Upon the Maturity Date or any other effective date of termination of the Financing Agreements, Borrowers shall pay to Agent all outstanding and unpaid Obligations and shall furnish cash collateral to Agent (or at Agent’s option, a letter of credit issued for the account of Borrowers and at Borrowers’ expense, in form and substance satisfactory to Agent, by an issuer acceptable to Agent and payable to Agent as beneficiary) in such amounts as Agent determines are reasonably necessary to secure Agent, Lenders and Issuing Bank from loss, cost, damage or expense, including attorneys’ fees and expenses, in connection with any issued and outstanding Letter of Credit Obligations and checks or other payments provisionally credited to the Obligations and/or as to which Agent or any Lender has not yet received final and indefeasible payment and any continuing obligations of Agent or any Lender pursuant to any Deposit Account Control Agreement and for any of the Obligations arising under or in connection with any Bank Products in such amounts as the Bank Product Provider providing such Bank Products may require, unless such Obligations arising under or in connection with any Bank Products are paid in full in cash and terminated in a manner satisfactory to such Bank Product Provider (for purposes of this Section 15.1 and references hereto, such payments to Agent and/or delivery of letter of credit as provided above with respect to the Obligations, together with the termination of any commitment to make any Loans or provide any Letters of Credit is referred to as the “Payment in Full of all Obligations”). The amount of such cash collateral (or letter of credit, as Agent may determine) as to any Letter of Credit Obligations shall be in the amount equal to one hundred three (103%) percent of the face amount of the Letter of Credit Obligations plus the amount of any fees and expenses due and payable in connection therewith. Such payments in respect of the Obligations and cash collateral shall be remitted by wire transfer in Federal funds to the Agent Payment Account or such other bank account of Agent, as Agent may, in its discretion, designate in writing to Administrative Borrower for such purpose. Interest shall be due until and including the next Business Day, if the amounts so paid by Borrowers to the Agent Payment Account or other bank account designated by Agent are received in such bank account later than 2:00 p.m. Eastern Standard Time.

(b) No termination of the Commitments, this Agreement or any of the other Financing Agreements shall relieve or discharge any Borrower or Guarantor of its respective duties, obligations and covenants under this Agreement or any of the other Financing Agreements until Payment in Full of all Obligations and Agent’s continuing security interest in the Collateral and the rights and remedies of Agent and Lenders hereunder, under the other Financing Agreements and applicable law, shall remain in effect until the Payment in Full of all Obligations. Accordingly, each Borrower and Guarantor waives any rights it may have under the UCC to demand the filing of termination statements with respect to the Collateral and Agent shall not be required to send such termination statements to Borrowers or Guarantors, or to file them with any filing office, unless and until the Payment in Full of all Obligations.

15.2  Interpretative Provisions.

(a) All terms used herein which are defined in Article 1, Article 8 or Article 9 of the UCC shall have the meanings given therein unless otherwise defined in this Agreement.

(b) All references to the plural herein shall also mean the singular and to the singular shall also mean the plural unless the context otherwise requires.

(c) All references to any Borrower, Guarantor, Agent and Lenders pursuant to the definitions set forth in the recitals hereto, or to any other person herein, shall include their respective successors and assigns.

(d) The words “hereof,” “herein,” “hereunder,” “this Agreement” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement and as this Agreement now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

(e) The word “including” when used in this Agreement shall mean “including, without limitation” and the word “will” when used in this Agreement shall be construed to have the same meaning and effect as the word “shall.”

(f) All references to the term “good faith” used herein when applicable to Agent or any Lender shall mean, notwithstanding anything to the contrary contained herein or in the UCC, honesty in fact in the conduct or transaction concerned.

(g) Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning given in accordance with GAAP, and all financial computations hereunder shall be computed unless otherwise specifically provided herein, in accordance with GAAP as consistently applied; provided, that if Parent or Borrowers change the method for inventory valuation as used in the preparation of its financial statements, the Administrative Borrower shall deliver notice of such change to Agent thirty (30) days prior to such change and shall provide materials to Agent to show the effect on the financial statements and the Borrowing Base, if applicable, of such change on a pro forma basis when and to the extent included in the immediately subsequent financial statements delivered pursuant to Section 9.1(a) or Borrowing Base delivered hereunder, it being agreed that Agent may adjust the Borrowing Base to account for the effect thereon of any such change. Notwithstanding anything to the contrary contained in GAAP or any interpretations or other pronouncements by the Financial Accounting Standards Board or otherwise, the term “unqualified opinion” as used herein to refer to opinions or reports provided by accountants shall mean an opinion or report that is unqualified and also does not include any explanation, supplemental comment or other comment concerning the ability of the applicable person to continue as a going concern or the scope of the audit.

(h) Unless otherwise indicated herein, all references to time of day refer to Eastern Standard Time or Eastern daylight saving time, as in effect in New York City on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to and including”; provided, that, with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

(i) Unless otherwise expressly provided herein, (i) references herein to any agreement, document or instrument shall be deemed to include all subsequent amendments, modifications, supplements, extensions, renewals, restatements or replacements with respect thereto, but only to the extent the same are not prohibited by the terms hereof or of any other Financing Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, recodifying, supplementing or interpreting the statute or regulation.

(j) The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(k) This Agreement and the other Financing Agreements are the result of negotiations among and have been reviewed by counsel to Agent and the other parties, and are the products of all parties. Accordingly, this Agreement and the other Financing Agreements shall not be construed against Agent or Lenders merely because of Agent’s or any Lender’s involvement in their preparation.

15.3  Notices.

(a) All notices, requests and demands hereunder shall be in writing and deemed to have been given or made: if delivered in person, immediately upon delivery; if by telex, telegram or facsimile transmission, immediately upon sending and upon confirmation of receipt; if by nationally recognized overnight courier service with instructions to deliver the next Business Day, one (1) Business Day after sending; and if by certified mail, return receipt requested, five (5) days after mailing. Notices delivered through electronic communications shall be effective to the extent set forth in Section 15.3(b) below. All notices, requests and demands upon the parties are to be given to the following addresses (or to such other address as any party may designate by notice in accordance with this Section):

If to any Borrower or Guarantor:
NCI Building Systems, Inc. 10943 N. Sam Houston Parkway W. Houston, Texas 77064
	Attention:	Chief Financial Officer
	Telephone No.:	281-897-7837
	Telecopy No.:	281-897-7658
	Email:	mejohnson@ncilp.com
with copies (which copies will not constitute notice to:
[To be specified by CD&R]
Attention:
Telephone No.:
Telecopy No.:
If to Agent or Issuing Bank:

Attention:
Telephone No.:
Telecopy No.:

(b) Notices and other communications to Lenders and Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Agent or as otherwise determined by Agent; provided, that, the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to Section 2 hereof if such Lender or Issuing Bank, as applicable, has notified Agent that it is incapable of receiving notices under such Section by electronic communication. Unless Agent otherwise requires, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided, that, if such notice or other communication is not given during the normal business hours of the recipient, such notice shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communications is available and identifying the website address therefor.

15.4  Partial Invalidity.  If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Agreement as a whole, but this Agreement shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

15.5  Confidentiality.

(a) Agent, each Lender and Issuing Bank shall keep confidential any Information (as defined below) supplied to it by or on behalf of Parent or any Subsidiary pursuant to or in connection with this Agreement or any of the other Financing Agreements or obtained by it based on a review of the books and records of Parent or any Subsidiary; provided, that, nothing contained herein shall limit the disclosure of any such information: (i) to the extent required by statute, rule, regulation, subpoena or court order, (ii) to bank examiners and other regulators, auditors and/or accountants, in connection with any litigation to which Agent, such Lender or Issuing Bank is a party, (iii) to any Lender or Participant (or prospective Lender or Participant) or Issuing Bank or to any Affiliate of any Lender so long as such Lender, Participant (or prospective Lender or Participant), Issuing Bank or Affiliate shall have agreed in writing to treat such information as confidential in accordance with this Section 15.5 (which may be in the form of an electronic recorded agreement for any prospective Lender or Participant, including through Intralinks or similar systems, that has been approved by Administrative Borrower, and otherwise shall be in the form of a written manually executed agreement),13 or (iv) to counsel for Agent, any Lender, Participant (or prospective Lender or Participant) or Issuing Bank, provided, that, each Agent, Lender or Participant shall inform such counsel of the agreement under this Section 15.5 and take reasonable actions to cause compliance by any such counsel with such provision.

(b) In the event that Agent, any Lender or Issuing Bank receives a request or demand to disclose any confidential information pursuant to any subpoena or court order, Agent or such Lender or Issuing Bank, as the case may be, agrees (i) to the extent not prohibited by applicable law, Agent or such Lender or Issuing Bank will promptly notify Administrative Borrower of such request so that Administrative Borrower may seek a protective order or other appropriate relief or remedy and (ii) if disclosure of such information is required, disclose such information and, subject to reimbursement by Borrowers of Agent’s or such Lender’s or Issuing Bank’s expenses, cooperate with Administrative Borrower in the reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the disclosed information which Administrative Borrower so designates, to the extent not prohibited by applicable law.

(c) In no event shall this Section 15.5 or any other provision of this Agreement, any of the other Financing Agreements or applicable law be deemed: (i) to apply to or restrict disclosure of information that is or becomes generally available to the public other than as a result of a disclosure in violation hereof, (ii) to apply to or restrict disclosure of information that was or becomes available to Agent, any Lender (or any Affiliate of any Lender) or Issuing Bank on a non-confidential basis from a person other than a Borrower or Guarantor, (iii) to require Agent, any Lender or Issuing Bank to return any materials furnished by a Borrower or Guarantor to Agent, a Lender or Issuing Bank or prevent Agent, a Lender or Issuing Bank from responding to routine mandatory informational requests from regulators, agencies and Governmental Authorities in accordance with applicable industry standards relating to the exchange of credit information, it being agreed that Agent will endeavor when commercially practicable to provide reasonable notice thereof to Administrative Borrower. The obligations of Agent, Lenders and Issuing Bank under this Section 15.5 shall supersede and replace the obligations of Agent, Lenders and Issuing Bank under any confidentiality letter signed prior to the date hereof or any other arrangements concerning the confidentiality of information provided by any Borrower or Guarantor to Agent or any Lender. In addition, Agent and Lenders may disclose the information relating to the Credit Facility set forth on Schedule 15.5(c) to Gold Sheets and other publications, and that Co-Collateral Agents may otherwise use the corporate name and logo of Borrowers and Guarantors and such information in “tombstones” or other advertisements, public statements or marketing materials.

(d) For purposes of this Section, “Information” means all information received from a Borrower or Guarantor or any Subsidiary relating to Borrowers, Guarantors or any Subsidiary or any of their respective businesses, other than any such information that is available to Agent, any Lender or the Issuing Bank on a nonconfidential basis prior

13 Subject to confirmation with syndications.

to disclosure by such Borrower or Guarantor or any Subsidiary, and any materials or information filed in whole or in part with the Securities and Exchange Commission.

(e) Notwithstanding any other provision of this Agreement, any other Financing Agreement or any Assignment and Acceptance, the confidentiality provisions of this Section 15.5 shall survive with respect to each Lender and Agent until the second (2nd) anniversary of such Lender or Agent ceasing to be a Lender or Agent, respectively.

15.6  Successors.  This Agreement, the other Financing Agreements and any other document referred to herein or therein shall be binding upon and inure to the benefit of and be enforceable by Agent, Lenders, Issuing Bank, Borrowers, Guarantors and their respective successors and assigns; except, that, other than as permitted hereunder, Borrower may not assign its rights under this Agreement, the other Financing Agreements and any other document referred to herein or therein without the prior written consent of Agent and Lenders. Any such purported assignment without such express prior written consent shall be void. No Lender may assign or otherwise transfer its rights and obligations under this Agreement without the prior written consent of Agent and Administrative Borrower (to the extent required under Section 15.7 hereof), except as provided in such Section 15.7. The terms and provisions of this Agreement and the other Financing Agreements are for the purpose of defining the relative rights and obligations of Borrowers, Guarantors, Agent, Lenders and Issuing Bank with respect to the transactions contemplated hereby and there shall, other than to the extent expressly provided with respect to Bank Product Providers, be no third party beneficiaries of any of the terms and provisions of this Agreement or any of the other Financing Agreements.

15.7  Assignments; Participations.

(a) Each Lender may make assignments of all or, if less than all, a portion equal to at least $5,000,000 in the aggregate for the assigning Lender (unless the Administrative Borrower and Agent otherwise consent), of such rights and obligations under this Agreement to other financial institutions or other Persons in each case approved in writing by Agent, Swing Line Lender and Issuing Bank and, so long as no Event of Default shall exist or have occurred and be continuing, Administrative Borrower, which approval shall not be unreasonably withheld or delayed; provided, that, (i) the approval of Administrative Borrower shall not be required in connection with assignments to another Lender, to any Affiliate of a Lender (except for assignments to any Affiliate of a Lender in connection with or in contemplation of the sale or other disposition of its interests in such Affiliate) or to any Approved Fund, or with respect to any assignment in the form of a participation, (ii) the approval of Agent shall not be required for an assignment to a Lender or any Affiliate of any Lender; (iii) such transfer or assignment will not be effective until recorded by Agent on the Register and (iv) Agent shall have received for its sole account payment of a processing fee from the assigning Lender or the assignee in the amount of $5,000. Upon the receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee in accordance with this Section 15.7, the processing fee referred to in this Section 15.7(a) and any written approval of such assignment by Agent and Administrative Borrower required by Section 15.7, Agent shall accept such Assignment and Acceptance, record the information contained therein in the Register in accordance with Section 6.4(a) and give prompt notice of such assignment and recordation to the Administrative Borrower.

(b) Upon such execution, delivery, acceptance and recording as provided in this Section 15.7, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and to the other Financing Agreements and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations (including, without limitation, the obligation to participate in Letter of Credit Obligations) of a Lender hereunder and thereunder and the assigning Lender shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (except for any obligations under Section 15.5.

(c) By execution and delivery of an Assignment and Acceptance, the assignor and assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, the assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or any of the other Financing Agreements or the execution, legality, enforceability, genuineness, sufficiency or value of this Agreement or any of the other Financing Agreements furnished pursuant hereto, (ii) the assigning

Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Borrower, Guarantor or any of their Subsidiaries or the performance or observance by any Borrower or Guarantor of any of the Obligations; (iii) such assignee confirms that it has received a copy of this Agreement and the other Financing Agreements, together with such other documents and information it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such assignee will, independently and without reliance upon the assigning Lender, Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Financing Agreements, (v) such assignee confirms its other agreements, acknowledgments and representations as a Lender pursuant to Section 14.6, (vi) such assignee appoints and authorizes Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the other Financing Agreements as are delegated to Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto, and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement and the other Financing Agreements are required to be performed by it as a Lender. Agent and Lenders may, subject to Section 15.5, furnish any information concerning any Borrower or Guarantor in the possession of Agent or any Lender from time to time to assignees and Participants.

(d) Notwithstanding anything to the contrary in this Agreement, no assignee, which as of the date of any assignment to it pursuant to this Section 15.7 would be entitled to any payment under Section 3.5, 3.6, 6.8 or 9.12 in an amount greater than the assigning Lender would have been entitled to as of such date under such Sections with respect to the rights assigned, shall be entitled to such greater payments unless the assignment was made after an Event of Default under Section 12.1(a) or (g) has occurred and is continuing or Administrative Borrower has expressly consented in writing to waive the benefit of this provision at the time of such assignment.

(e) Each Lender may sell participations to one or more banks or other entities in or to all or a portion of its rights and obligations under this Agreement and the other Financing Agreements (including, without limitation, all or a portion of its Commitments and the Loans owing to it and its participation in the Letter of Credit Obligations, without the consent of Agent or the other Lenders); provided, that, (i) such Lender’s obligations under this Agreement (including, without limitation, its Commitment hereunder) and the other Financing Agreements shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and Borrowers, Guarantors, the other Lenders and Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Financing Agreements, (iii) such Lender shall remain the holder of any Loan for all purposes under this Agreement and the other Financing Agreements, and (iv) the Participant shall not have any rights under this Agreement or any of the other Financing Agreements (the Participant’s rights against such Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the Participant relating thereto) and all amounts payable by any Borrower or Guarantor under this Agreement (including, without limitation, Sections 3.5, 3.6, 6.8 and 9.12) and the other Financing Agreements shall be determined as if such Lender had not sold such participation. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement.

(f) Nothing in this Agreement shall prevent or prohibit any Lender from pledging its Loans hereunder to a Federal Reserve Bank in support of borrowings made by such Lenders from such Federal Reserve Bank; provided, that, no such pledge shall release such Lender from any of its obligations hereunder or substitute any such pledgee for such Lender as a party hereto.

(g) Any Lender that is an Issuing Bank may at any time assign all of its Commitments pursuant to this Section 15.7. If such Issuing Bank ceases to be a Lender, it may, at its option, resign as Issuing Bank and such Issuing Bank’s obligations to issue Letters of Credit shall terminate but it shall retain all of the rights and obligations of Issuing Bank hereunder with respect to Letters of Credit outstanding as of the effective date of its resignation and all Letter of Credit Obligations with respect thereto (including the right to require Lenders to make Revolving Loans or fund risk participations in outstanding Letter of Credit Obligations), shall continue.

(h) On or prior to the effective date of any assignment pursuant to this Section 15.7, the assigning Lender shall surrender any outstanding notes held by it all or a portion of which are being assigned. Any such notes surrendered by the assigning Lender shall be returned by Agent to the Administrative Borrower marked “cancelled.”

(i) No assignment or participation made or purported to be made to any assignee Lender or Participant shall be effective without the prior written consent of the Administrative Borrower if it would require the Administrative Borrower to make any filing with any Governmental Authority or qualify any Loan, or any of the Financing Agreements under the laws of any jurisdiction, and the Administrative Borrower shall be entitled to request and receive such information and assurances as it may reasonably request from any Lender or any assignee or Participant to determine whether any such filing or qualification is required or whether any assignment or participation is otherwise in accordance with applicable law.

(j) If the Administrative Borrower wishes to replace the Loans or Commitments under this Agreement with ones having different terms, it shall have the option, with the consent of Agent and subject to at least three Business Days’ advance notice to the Lenders, instead of prepaying the Loans or reducing or terminating the Commitments to be replaced, to (i) require the Lenders to assign without representation, warranty or recourse of any kind whatsoever, such Loans or Commitments to Agent or its designees and (ii) amend the terms thereof in accordance with Section 13.3, which amendment shall in any such case reflect the resignation effective contemporaneously therewith of Agent as agent. Pursuant to any such assignment, all Loans and Commitments to be replaced shall be purchased at par (allocated among the Lenders under such Facility in the same manner as would be required if such Loans were being optionally prepaid or such Commitments were being optionally reduced or terminated by the Borrower), accompanied by payment of any accrued interest and fees thereon and breakage costs as otherwise required hereunder. By receiving such purchase price, the existing Lenders shall automatically be deemed to have assigned without representation, warranty or recourse of any kind whatsoever, the Loans or Commitments under such Facility, and accordingly no other action by such Lenders shall be required in connection therewith. The provisions of this paragraph are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

15.8  Entire Agreement.  This Agreement, the other Financing Agreements, any supplements hereto or thereto, and any instruments or documents delivered or to be delivered in connection herewith or therewith represents the entire agreement and understanding concerning the subject matter hereof and thereof between the parties hereto, and supersede all other prior agreements, understandings, negotiations and discussions, representations, warranties, commitments, proposals, offers and contracts concerning the subject matter hereof, whether oral or written. In the event of any inconsistency between the terms of this Agreement and any schedule or exhibit hereto, the terms of this Agreement shall govern.

15.9  USA Patriot Act.  Each Lender subject to the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001) (the “Act”) hereby notifies Borrowers and Guarantors that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies each person or corporation who opens an account and/or enters into a business relationship with it, which information includes the name and address of Borrowers and Guarantors and other information that will allow such Lender to identify such person in accordance with the Act and any other applicable law. Borrowers and Guarantors are hereby advised that any Loans or Letters of Credit hereunder are subject to satisfactory results of such verification.

15.10  Counterparts, Etc.  This Agreement or any of the other Financing Agreements may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement or any of the other Financing Agreements by telefacsimile or other electronic method of transmission shall have the same force and effect as the delivery of an original executed counterpart of this Agreement or any of such other Financing Agreements. Any party delivering an executed counterpart of any such agreement by telefacsimile or other electronic method of transmission shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability or binding effect of such agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Agent, Lenders, Borrowers and Guarantors have caused these presents to be duly executed as of the day and year first above written.

LENDERS:

                                     , as Administrative and Collateral Agent and a Lender

By:

Name:

Title:

                                     , as Co-Collateral Agent and a Lender

By:

Name:

Title:

                                     , as Co-Collateral Agent and a Lender

By:

Name:

Title:

[SIGNATURES CONTINUED ON NEXT PAGE]

[Signature Page Loan and Security Agreement (NCI)]

[SIGNATURES CONTINUED ON NEXT PAGE]

BORROWERS:

NCI GROUP, INC

By:
Name:
Title:

ROBERTSON-CECO II CORPORATION

By:
Name:
Title:

GUARANTOR:

NCI BUILDING SYSTEMS, INC.

By:
Name:
Title:

[Signature Page Loan and Security Agreement (NCI)]

ALL TENDERED NOTES AND EXECUTED LETTERS OF TRANSMITTAL, AND ANY OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE EXCHANGE AGENT AT THE ADDRESS SET FORTH BELOW.

The Exchange Agent for this Exchange Offer is:

By Facsimile: (Eligible Institutions Only): (617) 360-6810 To Confirm Facsimile: (Eligible Institutions Only): (781) 575-2332	or	By Mail: Computershare Trust Company, N.A. P.O. Box 43011 Providence, RI 02940-3011 Attn: Corporate Actions Voluntary Offer	or	By Overnight Mail: Computershare Trust Company, N.A. c/o Computershare Inc. 250 Royall Street, Suite V Canton, MA 02021 Attn: Corporate Actions Voluntary Offer

Requests for assistance with respect to the procedure for tendering convertible notes pursuant to this exchange offer and requests for additional copies of this prospectus/disclosure statement or the letter of transmittal or the ballot should be directed to the information agent for this exchange offer at the address and telephone numbers set forth below.

The Information Agent for this Exchange Offer is:

MORROW & CO., LLC

470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms, Please Call: (203) 658-9400
Call Toll-Free: (800) 607-0088

The Dealer-Manager for this Exchange Offer is:

Greenhill & Co., LLC
300 Park Avenue
New York, NY 10022
Call Toll-Free: (888) 504-7336

ALL EXECUTED BALLOTS MUST BE DELIVERED
TO THE VOTING AGENT AT THE ADDRESS SET FORTH BELOW.

Requests for assistance with respect to the procedure for voting on the prepackaged plan and requests for additional copies of this prospectus/disclosure statement or the ballot should be directed to the information agent for the prepackaged plan at the address and telephone numbers set forth below.

The Information Agent and Voting Agent for the Prepackaged Plan is:

Financial Balloting Group LLC

Call Toll-Free: (866) 734-9393
By First Class Mail, Overnight Mail, or by Hand:
757 Third Avenue, 3rd Floor
New York, NY 10017
Attn: NCI Building Systems Ballot Tabulation

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS/DISCLOSURE STATEMENT

Item 20.	Indemnification of Officers and Directors.

NCI Building Systems, Inc. (the “Company”) is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise both as to action in such person’s capacity and as to action in another capacity while holding such office; and that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise of the corporation against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under section 145.

NCI’s Restated Certificate of Incorporation, as amended, provides that a director of NCI shall, to the fullest extent permitted by DGCL, not be liable to NCI or its stockholders for any action or omission in such director’s capacity as a director. NCI’s By-laws (the “By-laws”) provide that the corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party, or is threatened to be made a party, to any action or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he is or was a director, officer or employee of NCI, or served any other corporation, trust or enterprise in any capacity at the request of the Company. The By-laws authorize that expenses incurred in defending a civil or criminal action, suit or proceeding be paid as incurred and in advance of the final disposition of such action, suit or proceeding, provided the party undertakes in writing to repay the amount paid or reimbursed if it is ultimately determined that such party is not entitled to indemnification for such expenses. The By-laws also authorize NCI to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of NCI, or is or was a person serving at the request of NCI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the By-laws.

In addition to the indemnification provisions in the By-laws, on October 20, 2008, our Board of Directors approved a new form of indemnification agreement for executive officers and directors. Each executive officer and member of our board of directors has entered into this agreement. Therein, the Company has agreed to indemnify the executive officers and directors to the fullest extent permitted by law and the By-laws. It also establishes guidelines as to the defense and settlement of claims by the parties. The indemnification agreement does not expand the indemnification of the executive officers and directors beyond the maximum permitted by Delaware law and the By-laws.

NCI currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of, among other things, an act or omission committed or suffered while acting as a director or officer of NCI.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

*1	.1	Dealer Manager Agreement, dated as of September 9, 2009, between NCI Building Systems, Inc. and Greenhill & Co., LLC.
2.1		Investment Agreement, dated as of August 14, 2009, by and between NCI and Clayton, Dubilier & Rice Fund VIII, L.P. (including the Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating preferred stock, the Form of Stockholders Agreement by and between NCI and Clayton, Dubilier & Rice Fund VIII, L.P., the Prepackaged Plan Term Sheet and the Terms and Conditions of the Offer, each as attached thereto) (filed as Exhibit 2.1 to NCI’s Current Report on Form 8-K dated August 19, 2009 and incorporated by reference herein).
2.2		Amendment to Investment Agreement, dated as of August 28, 2009, by and between NCI and Clayton, Dubilier & Rice Fund VIII, L.P. (filed as Exhibit 2.1 to NCI’s Current Report on Form 8-K dated August 28, 2009 and incorporated by reference herein).
2.3		Amendment No. 2 to Investment Agreement, dated as of August 31, 2009, by and between NCI and Clayton, Dubilier & Rice Fund VIII, L.P. (including the amended Form of Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating preferred stock and the amended Terms and Conditions of the Offer, each as attached thereto) (filed as Exhibit 2.1 to NCI’s Current Report on Form 8-K dated September 1, 2009 and incorporated by reference herein).
2.4		Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among the Persons executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K dated September 1, 2009 and incorporated by reference herein).
2.5		Amendment No. 3, dated as of October 8, 2009, to the Investment Agreement, dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P. (including the Amended Terms of the Term Loan Refinancing) (filed as Exhibit 2.1 to NCI’s Current Report on Form 8-K dated October 8, 2009 and incorporated herein by reference).
2.6		Lock-Up and Voting Agreement, dated as of October 8, 2009, by and among the Persons executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company (filed as Exhibit 2.2 to NCI’s Current Report on Form 8-K dated October 8, 2009 and incorporated herein by reference).
2.7		Amendment No. 1, dated as of October 8, 2009, to the Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among the Persons executing the Agreement as “Consenting Noteholders,” the Persons executing the Agreement as “Consenting Lenders” and the Company (filed as Exhibit 2.3 to NCI’s Current Report on Form 8-K dated October 8, 2009 and incorporated herein by reference).

Exhibit
Number		Description

3.1		Restated Certificate of Incorporation, as amended through September 30, 1998 (filed as Exhibit 3.1 to NCI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2002 and incorporated by reference herein).
3.2		Certificate of Amendment to Restated Certificate of Incorporation, effective as of March 12, 2007 (filed as Exhibit 3.2 to NCI’s Quarter Report on Form 10-Q for the quarter ended April 29, 2007 and incorporated by reference herein).
3.3		Amended and Restated By-Laws, effective as of December 11, 2008 (filed as Exhibit 3.1 to NCI’s Current Report on Form 8-K dated December 11, 2008 and incorporated by reference herein).
4.1		Form of Certificate representing NCI’s Common Stock (filed as Exhibit 1 to NCI’s registration statement on Form 8-A filed with the SEC on July 20, 1998 and incorporated by reference herein).
4.2		Credit Agreement, dated June 18, 2004, by and among NCI, certain of its subsidiaries, as guarantors, Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and the several lenders named therein (filed as Exhibit 4.1 to NCI’s Form 10-Q/A, filed with the SEC on September 16, 2004, amending its quarterly report on Form 10-Q for the quarter ended July 31, 2004 and incorporated by reference herein).
4.3		First Amendment to Credit Agreement, dated as of November 9, 2004, between NCI Building Systems, Inc., as borrower, certain of its subsidiaries, as guarantors, Wachovia National Bank, National Association, as administrative agent and lender, and the several lenders named therein (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated November 16, 2004 and incorporated by reference herein).
4.4		Second Amendment to Credit Agreement, dated as of October 14, 2005, between NCI Building Systems, Inc., as borrower, certain of its subsidiaries, as guarantors, Wachovia National Bank, National Association, as administrative agent and lender, and the several lenders named therein (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated October 14, 2005 and incorporated by reference herein).
4.5		Third Amendment, dated April 7, 2006, to Credit Agreement, dated June 18, 2004, by and among NCI Building Systems, Inc. as borrower, certain of its subsidiaries, as guarantors, Wachovia Bank, National Association, as administrative agent and lender, and the several lenders parties thereto (filed as Exhibit 10.2 to NCI’s Current Report on Form 8-K dated April 7, 2006 and incorporated by reference herein).
4.6		Indenture, dated November 16, 2004, by and among NCI and The Bank of New York (filed as Exhibit 4.1 to NCI’s Current Report on Form 8-K dated November 16, 2004 and incorporated by reference herein).
*5	.1	Opinion of Todd R. Moore, Esq. regarding legality of issuance of common stock.
+8	.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters.
†10	.1	Employment Agreement, dated April 12, 2004, among the Company, NCI Group, L.P. and Norman C. Chambers (filed as Exhibit 10.1 to NCI’s Quarterly Report on Form 10-Q for the quarter ended May 1, 2004 and incorporated by reference herein).
†10	.2	Amended and Restated Bonus Program, as amended and restated as of September 4, 2008 (filed as Exhibit 10.2 to NCI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2008 and incorporated by reference herein).
†10	.3	Stock Option Plan, as amended and restated on December 14, 2000 (filed as Exhibit 10.4 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000 and incorporated by reference herein).
†10	.4	Form of Nonqualified Stock Option Agreement (filed as Exhibit 10.5 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000 and incorporated by reference herein).
†10	.5	2003 Long-Term Stock Incentive Plan, as amended and restated December 7, 2006 (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein).
†10	.6	Form of Nonqualified Stock Option Agreement (filed as Exhibit 4.2 to NCI’s registration statement no. 333-111139 and incorporated by reference herein).
†10	.7	Form of Incentive Stock Option Agreement (filed as Exhibit 4.3 to NCI’s registration statement no. 333-111139 and incorporated by reference herein).

Exhibit
Number		Description

†10	.8	Form of Restricted Stock Award Agreement for Senior Executive Officers (Electronic) (filed as Exhibit 10.2 to NCI’s Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein).
†10	.9	Form of Restricted Stock Award Agreement for Key Employees (filed as Exhibit 10.3 to NCI’s Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein).
†10	.10	Form of Restricted Stock Unit Agreement (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein).
†10	.11	Form of Restricted Stock Award Agreement for Non-Employee Directors (filed as Exhibit 10.4 to NCI’s Current Report on Form 8-K dated October 23, 2006 and incorporated by reference herein).
†10	.12	Amended and Restated Supplemental Benefit Plan as amended and restated on December 12, 2002 (filed as Exhibit 10.8 to NCI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2002 and incorporated by reference herein).
†10	.13	Supplemental Benefit Agreement, dated December 13, 2002, between NCI and A.R. Ginn, Jr. (filed as Exhibit 10.9 to NCI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2002 and incorporated by reference herein).
†10	.14	Agreement, dated October 24, 2006, between NCI and Albert R. Ginn, Jr. (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated October 23, 2006 and incorporated by reference herein).
†10	.15	Supplemental Benefit Agreement, dated August 26, 2004, between NCI and Ken Maddox (filed as Exhibit 10.14 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 29, 2005 and incorporated by reference herein).
†10	.16	Special Long-Term Restricted Stock Award Agreement, dated August 28, 2003, between NCI and Kelly R. Ginn (filed as Exhibit 10.21 to NCI’s Annual Report on Form 10-K for the fiscal year ended November 1, 2003 and incorporated by reference herein).
†10	.17	First Amendment, dated May 27, 2004, to Special Long-Term Restricted Stock Award Agreement, dated August 28, 2003, between NCI and Kelly R. Ginn (filed as Exhibit 10.1 to NCI’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2005 and incorporated by reference herein).
†10	.18	Second Amendment, dated October 24, 2005, to Special Long-Term Restricted Stock Award Agreement, dated August 28, 2003, between NCI and Kelly R. Ginn (filed as Exhibit 10.17 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 29, 2005 and incorporated by reference herein).
†10	.19	Special Long-Term Restricted Stock Award Agreement, dated May 28, 2004, between NCI and A.R. Ginn (filed as Exhibit 10.15 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 30, 2004 and incorporated by reference herein).
†10	.20	First Amendment, dated October 24, 2005, to Special Long-Term Restricted Stock Award Agreement, dated May 28, 2004, between NCI and A.R. Ginn (filed as Exhibit 10.19 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 29, 2005 and incorporated by reference herein).
†10	.21	Restricted Stock Agreement, dated April 26, 2004, between NCI and Norman C. Chambers (filed as Exhibit 10.2 to NCI’s Quarterly Report on Form 10-Q for the quarter ended May 1, 2004 and incorporated by reference herein).
†10	.22	First Amendment, dated October 24, 2005, to Restricted Stock Agreement, dated April 26, 2004, between NCI and Norman C. Chambers (filed as Exhibit 10.21 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 29, 2005 and incorporated by reference herein).
†10	.23	Amended and Restated NCI Building Systems, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2007) (filed as Exhibit 10.23 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 29, 2006 and incorporated by reference herein).
†10	.24	Form of Employment Agreement between NCI and executive officers (filed as Exhibit 10.25 to NCI’s Annual Report on Form 10-K for the fiscal year ended October 28, 2007 and incorporated by reference herein).
†10	.25	Separation and Consulting Agreement, dated February 4, 2008, between NCI and Kenneth W. Maddox (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated January 31, 2008 and incorporated by reference herein).

Exhibit
Number		Description

†10	.26	Agreement, dated March 27, 2008, between NCI and Frances P. Hawes (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated March 27, 2008 and incorporated by reference herein).
†10	.27	Agreement, dated March 27, 2008, between NCI and Kelly R. Ginn (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated March 27, 2008 and incorporated by reference herein).
†10	.28	Form of Indemnification Agreement for Officers and Directors (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated October 20, 2008 and incorporated by reference herein).
10.29		Consent and Waiver, dated as of May 20, 2009, by and among NCI, certain of its domestic subsidiaries party thereto and Wachovia Bank, National Association, as administrative agent for the lenders named in NCI’s Credit Agreement (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated May 20, 2009 and incorporated by reference herein).
10.30		Waiver, dated as of July 15, 2009, by and among NCI, certain of its domestic subsidiaries party thereto and Wachovia Bank, National Association, as administrative agent for the lenders named in NCI’s Credit Agreement (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated July 15, 2009 and incorporated by reference herein).
10.31		Waiver, dated as of August 21, 2009, by and among NCI, certain of its domestic subsidiaries party thereto and Wachovia Bank, National Association, as administrative agent for the lenders named in NCI’s Credit Agreement (filed as Exhibit 10.1 to NCI’s Current Report on Form 8-K dated August 27, 2009 and incorporated by reference herein).
*†10	.32	Form of Amendment Agreement, dated August 14, 2009, amending employment agreements with ten executive officers and restricted stock award agreements with three executive officers.
*12	.1	Computation of Ratios of Earnings to Fixed Charges.
21.1		List of Subsidiaries (filed as Exhibit 21.1 to NCI’s Annual Report on Form 10-K for the fiscal year ended November 3, 2008 and incorporated by reference herein).
+23	.1	Consent of Independent Registered Public Accounting Firm.
*23	.2	Consent of Todd. R. Moore, Esq, (included as part of the opinion attached hereto as Exhibit 5.1).
+23	.3	Consent of Wachtell, Lipton, Rosen & Katz (included as part of the opinion attached hereto as Exhibit 8.1).
*23	.4	Consent of Greenhill & Co. LLC.
*24	.1	Powers of Attorney.
*99	.1	Form of Letter of Transmittal.
*99	.2	Form of Ballots.
*99	.3	Special Issuance Instructions and Form for Restricted Shares for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*99	.4	Letter to Holders of Convertible Notes.

*	Previously filed

+	Filed herewith

†	Management contracts or compensatory plans or arrangements

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Events for each of the three fiscal years ended in 2008, 2007 and 2006 is included on page II-1 of the financial statements and supplementary data filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 10, 2009.

All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or noted therein.

(c) Fairness Opinion

Item 22.	Undertakings

1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus/disclosure statement any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

3. The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus/disclosure statement pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

4. The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

6. (a) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(b) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. The undersigned registrant hereby undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, NCI Building Systems, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on this 13th day of October, 2009.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Norman C. Chambers
Name:     Norman C. Chambers

Title:	Chairman of the Board of Directors, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Name and Title	Date

/s/ Norman C. Chambers Norman C. Chambers	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 13, 2009

/s/ Mark E. Johnson Mark E. Johnson	Executive Vice President—Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 13, 2009

/s/ William D. Breedlove* William D. Breedlove	Director	October 13, 2009

/s/ Philip J. Hawk* Philip J. Hawk	Director	October 13, 2009

/s/ Larry D. Edwards* Larry D. Edwards	Director	October 13, 2009

/s/ Ed L. Phipps* Ed L. Phipps	Director	October 13, 2009

/s/ W. Bernard Pieper* W. Bernard Pieper	Director	October 13, 2009

/s/ John K. Sterling* John K. Sterling	Director	October 13, 2009

/s/ Gary L. Forbes* Gary L. Forbes	Director	October 13, 2009

/s/ Max L. Lukens* Max L. Lukens	Director	October 13, 2009

S-1

Signature	Name and Title	Date

/s/ George Martinez* George Martinez	Director	October 13, 2009

*By: /s/ Mark E. Johnson Mark E. Johnson	Attorney-in fact

S-2